Form 20-F
period 2003-12-31
COMPUGEN LTD
filed 2004-04-07
CIK 1119774

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

COMMISSION FILE NO. 005-60609

____________________________________________________

Compugen Ltd.

(Exact name of registrant as specified in its charter and translation of registrant's name into English)

___________________________________________________________________

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

26,848,474 Ordinary Shares

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

Item 17 [  ]   Item 18 [x]

TABLE OF CONTENT

PART I. 4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. 4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.. 4

ITEM 3. KEY INFORMATION.. 4

ITEM 4.   INFORMATION ON THE COMPANY. 20

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. 36

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. 51

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. 61

ITEM 8. FINANCIAL INFORMATION.. 64

ITEM 9. THE OFFER AND LISTING.. 66

ITEM 10. ADDITIONAL INFORMATION.. 67

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.. 81

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. 81

PART II 82

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. 82

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 82

ITEM 15. CONTROLS AND PROCEDURES. 82

ITEM 16. RESERVED.. 82

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT. 82

ITEM 16B. CODE OF ETHICS. 82

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES. 83

PART III 84

ITEM 17. FINANCIAL STATEMENTS. 84

ITEM 18. FINANCIAL STATEMENTS. 84

ITEM 19. EXHIBITS. 84

This annual report on Form 20-F includes "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on information available to us on the date hereof, and on our current intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations or projections. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include the risk factors set forth under "Item 3. Risk Factors", the information about the Company set forth under "Item 4. Information about the Company", and information related to the Company`s financial condition under "Item 5. Operating and Financial Review and Prospects."

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

Risk Factors

Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. The principal risks are described below.

Factors Related to our Financial Results and Financing Needs

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability.

We incurred net losses of approximately $15.1 million in 2001, $12.2 million in 2002 and $11.4 million in 2003. As of December 31, 2003, we had an accumulated deficit of approximately $67.1 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering). We expect to continue to incur net losses and negative cash flows in the future due in part to high research and development expenses, including enhancements to our technologies and investments in new technologies. As a result, we will need to generate significantly higher revenues to achieve profitability. We cannot assure you that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may be required to allocate substantial additional funds in the future to our discovery activities, but we may never be able to achieve profitability.

We discover and develop therapeutic and diagnostic product candidates. In 2003 we allocated a substantial portion of our cash and other resources to our discovery activities. To date, our discovery activities have generated only negligible revenues, they may never generate significant revenues and may never achieve profitability. Although we intend to allocate additional cash and other resources to our discovery activities, we do not anticipate that this funding will enable us to achieve profitability in the near future. As a result, our discovery activities may require substantial additional funds in the future. If we are unable to obtain the required additional funds for our discovery activities, whether internally or from third parties on commercially reasonable terms, we may have to curtail or cease our discovery activities, and our business may be materially harmed.

If we are unable to raise additional capital in the future, we may have to curtail or cease operations.

As of December 31, 2003, we had cash and cash equivalents, and short-term marketable securities of approximately $16.7 million, and long-term marketable securities of approximately $43.8 million. Based on our current projections, we anticipate that our existing cash and cash equivalents, and short-term and long-term marketable securities will be sufficient to support our operations for at least the next two years. We cannot assure you, however, that we will not need to raise additional capital prior to that time or that we would be able to raise sufficient additional capital on favorable terms, if at all. If we fail to raise sufficient funds, we may have to curtail or cease operations, which would materially harm our business and financial results. If we raise additional capital by issuing equity securities, our shareholders may experience dilution. If we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies and/or product candidates, or grant licenses on terms that are not favorable to us.

Factors Related to our Discovery Activities and Commercialization of the Products of these Activities

We may never make discoveries that will be suitable for developing into therapeutic or diagnostic products with commercial potential.

We are a genomics-based drug and diagnostics discovery company. Our objective is to significantly increase the probability of successful discovery and development of novel drugs and diagnostic products, by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine.

Notwithstanding that we have already made discoveries by using this approach, our approach and the technologies which we use to implement our approach, are novel, and our discoveries are still at an early stage. Our approach and our technologies may prove to be ineffective.

Even if we are able to discover genes, mRNAs and proteins, which are suitable for developing into therapeutic or diagnostic product candidates, such product candidates may not have sufficient or any commercial value and/or may not be of interest to potential third party collaborators or licensees.

If we are unable to make discoveries suitable for therapeutic and diagnostic development and commercialization, based on the use of our technologies, our business may fail or we may never become profitable.

Since the discovery of drugs and diagnostic products based on the study of genomics is still an emerging discipline, we may be unable to discover genes and/or proteins on the basis of which we will be able to develop therapeutic or diagnostic products.

Despite recent scientific advances in the life sciences and our improved understanding of biology, the roles of genes and proteins, and their involvement in diseases and in other biological processes are not well understood and still evolving. Consequently, the process of discovering drugs and diagnostic products based on the study of genomics is still an emerging discipline. We may be unable to continue to discover genes or proteins that will be suitable for therapeutic or diagnostic development. Our future success largely depends on our ability to continue to develop our genomics-based drug and diagnostic discovery technologies.

There are risks that are inherent in the development and commercialization of drugs, therapies, diagnostic products and other life science products, and if these risks materialize, our business may be materially harmed.

Even if we are able to continue to discover new therapeutic or diagnostic product candidates, which are suitable for development, we or our collaborators may not be able to develop new products based on these discoveries. Even if we or our collaborators are able to develop such products, we or our collaborators may not be able to commercialize them.

A number of risks of failure are inherent in the process of developing and commercializing drugs, therapies, diagnostic products and other life science products. These risks include the possibility that:

●        our product candidates will be found to be pharmaceutically ineffective or to be toxic or to have other side effects;

●        we or our collaborators will fail to receive applicable regulatory approvals;

●        we or our collaborators will fail to manufacture its products on a large scale;

●        our products or product candidates will be uneconomical or not cost effective to market;

●        we or our collaborators will fail to develop and market products prior to the successful marketing of similar or competing products; and/or

●        the development, marketing and/or sale of our products or product candidates will infringe the proprietary rights of third parties.

Any of these risks, if they materialize, could materially harm our business and financial results.

To date, we have identified a number of potential therapeutic proteins and diagnostic markers. Once developed, product candidates must undergo extensive investigation, including pre-clinical and human clinical trials, and obtain all regulatory approvals needed for commercialization. Even if we are able to develop our potential therapeutic proteins and diagnostic markers candidates, we cannot assure you that these products, or any of them, would be commercially successful.

We have limited corporate experience in and limited resources for the discovery and development of new drugs, therapies and diagnostic products, and if we fail to develop the appropriate experience, our business may be materially harmed.

We currently have very limited corporate experience in the discovery and development of new drugs, therapies and diagnostic product candidates. In order to successfully develop and commercialize therapeutic and diagnostic product candidates, we must improve our internal expertise, capabilities and facilities.

Even though we hired and intend to continue to engage key scientific experts, we may not be able to engage all of the experts that we need.

Currently, we are also expanding our biology laboratories by, among other things, acquiring equipment and recruiting experts for the purpose of strengthening our protein expression and purification capabilities.  If we do not succeed in properly planning and carrying out the expansion of our biology laboratory facilities, we may not have suitable facilities to carry out the research activities that we intend to pursue. If we are unable to engage suitable scientific experts to carry out our laboratory activities, we may not be able to effectively use these facilities and/or obtain any meaningful experimental results.

If we fail to develop the required corporate experience and expertise in the discovery and development of new drugs, therapies and diagnostic product candidates, we may be unsuccessful in our discovery activities, and our business may be materially harmed.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive. Our competitors include genomics-based, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government and other publicly funded agencies. Many of our competitors have substantially greater financial, technical, human resources, research and development, facilities, experience, and marketing resources than we do.

Our competitors may discover and develop products or market and sell products based on these discoveries, in advance of us or of our collaborators or licensees. Our competitors may also obtain intellectual property rights that may prevent us from pursuing the development and commercialization of our discoveries.

Additionally, since our discovery engines and related technologies are aimed at identifying, among other things, novel alternatively spliced variants, third parties` therapeutic or diagnostic products based on genes or proteins which correspond to our splice variants may compete with the corresponding splice variant based product that we seek to develop. We have already encountered circumstances where third parties that develop such therapeutic or diagnostic products attained related intellectual property rights that precede our own and a developmental stage for their products that surpasses the stage to which we have been able to develop our own product candidate. We expect to encounter similar such circumstances in relation to other product candidates that we may wish to develop.

Additionally, there is a trend towards consolidation in the pharmaceutical and biotechnology industries. This trend usually involves larger companies acquiring smaller companies, which may result in the remaining companies having greater financial resources and technological capabilities, thus intensifying competition in the industry.

There may be a conflict of interests between our internal discovery activities and our business of providing our customers access to our technologies, which may result in our customers developing products that compete with our products, and this may harm our business.

Our internal discovery activities are largely based on our discovery engines and related technologies. We seek to establish intellectual property rights related to genes, gene-based products, and proteins that we discover. We believe that our discovery engines and other proprietary technologies provide us with a competitive advantage over third party biotechnology, diagnostics and pharmaceutical companies and other entities that seek patent protection relating to genes, gene-based products and proteins.

When we make output of our LEADS-based technologies available to our customers, primarily biotechnology, diagnostics and pharmaceutical companies, the competitive advantage of our internal discovery activities over these customers may be diminished or eliminated.

If our customers, most of which have greater financial and other resources than we have, research genes, gene-based products, or proteins that we are also researching, they may establish intellectual property rights in such genes, gene-based products, or proteins before we do. As a result, our business, financial condition and results of operations may be significantly harmed.

Many of our customers are also potential collaborators for the development and commercialization of our internal discoveries. By making the results of use of our LEADS-based technologies and related services available to these customers, we increase the risk of these customers developing gene-based products which are similar or competitive to ours, and at the same time, we decrease their potential as our future collaborators for the development and commercialization in our internal discoveries. As a result, our business, financial condition and results of operations may be significantly harmed.

We depend significantly on our business partners for the development and commercialization of our therapeutic product candidates, and if our relations with our existing business partners deteriorate, or if we are unable to enter into other agreements with business partners in the future, our business may be materially harmed.

Our strategy for the development and commercialization of therapeutic proteins depends on the formation of collaborations or licensing relationships with third parties that have complementary capabilities. We rely on our third party collaborators and licensees to carry out product development and commercialization of our therapeutic and diagnostic product candidates. Potential third parties include pharmaceutical and biotechnology companies, diagnostic companies, and academic institutions.

Although to date, we have granted two licenses, one for the development and commercialization of diagnostic markers and the other for cell and gene therapy, we cannot assure the successful development of product candidates in relation to which we granted intellectual property rights. Even if our licensees succeed in developing such product candidates, we cannot assure you that such developed products will be commercially successful. Further, we cannot assure you that we will enter into any other agreement in the future.

We may not be able to find collaborators or licensees that will agree to in-license our discoveries at an early stage, and if we do not find these collaborators or licensees, our business may be harmed.

Pharmaceutical and diagnostic companies may be reluctant or refuse to in-license our potential proteins and diagnostic markers at early stages of development. Even if we find a collaborator or licensee that will agree to in-license our discoveries at an early stage, such collaborator or licensee may not agree to do so on terms that we would consider desirable. If we are unable to out-license our discoveries at an early stage, we may be required to further develop such discoveries internally, until they reach a more mature stage of development. Such development activities may require substantial additional funding. If we are unable to obtain these required additional funds, whether from internal sources or from third parties on terms that we would consider desirable, we may have to curtail or cease our discovery activities, and our business may be materially harmed.

Our dependence on licensing and other collaboration agreements with third parties presents a number of risks, and if these risks materialize, our business may be materially harmed.

The risks that we face in connection with our collaborations, licenses and other business alliances include the following:

●        we may not be able to enter into licensing or other collaboration agreements on terms favorable to us;

●        our collaborators may typically have significant discretion in electing whether to pursue any of the planned activities and the manner in which this will be done;

●        we may not be able to control our collaborators` or licensees` willingness to pursue development of our product candidates, or the amount and timing of resources that our collaborators devote to the collaboration;

●        our collaborators may not perform their obligations as agreed or expected;

●        changes in a collaborator's or a licensee`s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement with us;

●        our rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able or willing to make;

●        prospective collaborators may pursue alternative technologies, including those of our competitors;

●        disputes may arise with respect to the ownership of rights to any technology or product developed with any future collaborator;

●        lengthy negotiations with potential collaborators or disagreements between us and our collaborators may lead to delays in or termination of the collaboration or result in time-consuming and expensive litigation or arbitration; and

●        our collaborators may fail to develop or commercialize successfully any product candidate to which they have obtained rights from us.

In any of these cases, our business, financial condition and results of operations may be significantly harmed.

We may never be able to validate and commercialize the technology that we are developing.

Our chemistry operation is in its early research and development stage. It is a high-risk operation because it consumes our funds and other resources and is uncertain of success. Although we have made substantial progress since the initiation of this activity approximately five years ago, the underlying scientific rationale has not yet been fully validated. We do not know whether the underlying technology will ever be validated and, if validated, whether we will be able to commercialize this technology.

Factors Related to the Development and Commercialization of our Discovery Engines and other Technologies

Our approach of incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine is novel and may not be accepted by our potential customers and/or collaborators.

We are a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. Our objective is to significantly increase the probability of success of drug discovery and diagnostic development. Even though we have already made discoveries by using this approach, our approach may prove to be ineffective or not as effective as other methods, or may not be accepted by our potential customers or collaborators. Our products and technologies may prove to be ineffective if, for instance, they fail to account for the complexity of the life processes that we are now attempting to model. If our customers or collaborators do not accept our products or technologies and/or if our technologies prove to be ineffective our business may be harmed.

The industries in which we are active are continuously evolving, and we may be unable to keep pace with changes in technology.

The pharmaceutical and biotechnology industries are characterized by continuous technological changes. These continuous changes have to some extent resulted, and may continue to result, in a reduced demand for some of our products. We may not be able to make the necessary modification or enhancements to our technologies in order to compete successfully with newly emerging technologies. If we fail to keep pace with technological changes, we may not be able to compete successfully with companies that offer products that are similar to ours. As a result, our revenues may decline significantly and our business may be materially harmed.

In addition, human genomic sequence data is available to the public as a result of the US Federal Government`s funded Human Genome Project and other projects, which are engaged in the study of genes. The publication of these data, including the publication of the human genome, may make some of our discovery engines and other technologies less valuable or obsolete.

We face intense competition with respect to commercialization of discoveries that we generate from use of our discovery engines, and if we cannot effectively compete, our business may be harmed.

Numerous entities in the United States and elsewhere that provide products and services for the analysis of genomic information compete with our efforts to commercialize the output of analyses using our LEADS computational biology platform and other technologies, which include our discovery engines. While we believe that our Leads-based discovery engines and other technologies have a technological advantage over other available products and technologies, many of these entities have greater resources than we do, which may allow them to develop products that may be perceived to be more effective than ours.

Some of our competitors, especially academic and research institutions and government and other publicly funded agencies, are already providing for free, and may continue to provide for free, services or data similar to the services and data that we provide to our customers for a fee. Also, since we are a small company with limited human resources, we are not able to work with a large number of customers in parallel. If we are unable to compete successfully against existing or potential competitors, our market share, revenues and margins may decline, and our financial results may be harmed.

A small number of customers account for a large portion of our revenues from products and services, and if we lose any of these customers our revenues and results of operations may be harmed.

In the past a small number of our customers accounted for a substantial amount of our revenues. By way of example, in 2001 Warner-Lambert Company, a subsidiary of Pfizer, Inc., the U.S. Patent and Trademark Office and Novartis Pharma A.G. each accounted for more than 10% of our revenues and together accounted for approximately 64% of our revenues. In 2002, each of Warner-Lambert Company, Novartis Pharma A.G. and diaDexus Inc. accounted for more than 10% of our revenues and together accounted for approximately 44% of our revenues. In 2003 Novartis Pharma A.G. and Abbott Laboratories each accounted for more than 10% of our revenues and together accounted for approximately 52% of our revenues. We expect that a small number of customers could continue to account for a large portion of our revenues in the future. A loss of one or more of our significant customers could materially harm our business and financial results.

The trend towards consolidation in the pharmaceutical and biotechnology industries may adversely affect us.

The trend towards consolidation in the pharmaceutical and biotechnology industries may result in fewer customers for our products, including customers for the benefit of whom we may use our LEADS-based discovery engines and other technologies. Also, if one of the consolidating companies already uses the technologies or services of our competitors, we may lose existing customers as a result of such consolidation. This trend may adversely affect our market share and our revenues.

Factors Related to our Operations

The sales cycle for most of our products is lengthy and because of this we may expend substantial funds and management effort with no assurance of success.

Our ability to enter into business arrangements with collaborators and licensees for the development and commercialization of our therapeutic or diagnostic product candidates significantly depends on our ability to validate and prove that each such product candidate is suitable for our claimed therapeutic or diagnostic purposes. Our ability to enter into such business arrangements will also depend on our ability to successfully negotiate terms and conditions for such arrangements. The sales cycle for our therapeutic and diagnostic product candidates is typically lengthy and may take more than 12 months.

Our ability to enter into transactions involving use of our LEADS-based discovery engines and related technologies and services depends in large upon their perception that our technologies can advance their efforts in drug and diagnostics discovery. In addition, we are often required to negotiate agreements containing terms unique to each customer. The sales cycle for the products of our discovery engines and for some of our other technologies and services may take 12 months or longer.

Our business development and sales effort may require the effective demonstration of the benefits of our technologies to a potential customer. These departments may include key management personnel. Therefore, we expend and will need to continue expending substantial funds and management effort with no assurance that we will be successful in reaching agreements or suitable business arrangements with potential customers, collaborators or licensees.

We may be unable to hire or retain key personnel or sufficient qualified employees, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and technical personnel. While members of our senior management have entered into employment or consulting agreements and non-competition and non-disclosure agreements, we cannot assure you that these key personnel and others will not leave us or compete with us, which could materially harm our financial results and our ability to compete. We do not carry key person life insurance on any member of our senior management. Furthermore, within our geographic location, it is difficult to encounter suitable and highly qualified personnel within our industry. Our business would be seriously harmed if we were unable to retain our key employees, or to attract, integrate or retain other highly qualified personnel in the future.

Our ability to commercialize some of our technologies may be limited because of Israeli government research and development grants that we receive.

Some of the technologies that we develop have been and may in the future be partially financed by grants that we receive from the Office of the Chief Scientist (OCS) of the Israeli Ministry of Industry, Commerce and Labor. By reason of receipt of these grants, Israeli law prescribes certain restrictions and limitations in relation to such financed technologies. For instance, in order to transfer our OCS-funded technologies to Israeli third parties, we need to obtain the Israeli government`s consent. Additionally, the transfer of our OCS-funded technologies outside of Israel may be prohibited. These restrictions may limit our ability to commercialize some of our technologies. These restrictions do not apply to the sale or to the export of products that we develop by using our OCS-funded technologies.

We may be subject to product liability claims if our products, or products derived from our discoveries harm people, and this could materially harm our business.

We may be held liable if any product that we develop, or any product that incorporates any of our discoveries, technologies or data causes harm or is found otherwise unsuitable. These risks are inherent in the development, testing and marketing of therapeutic and diagnostic products. Since our strategy for the development and commercialization of diagnostic markers and therapeutic proteins depends on collaborations or licensing relationships with third parties by which our collaborators or licensees will complete development and market end products based on our discoveries, we believe that the probability that such a claim will be made against us is currently small. Nonetheless, if someone sues us for any harm or injury caused by products derived from our discoveries, services or products, our liability could adversely and materially affect our business and financial conditions. In addition, such claims could cause us to incur substantial costs and subject us to negative publicity even if we prevail in our defense of such claims.

We may be unable to safeguard the integrity, security and confidentiality of our data, our customers' data or other third parties` data, and if we are unable to do so, our business may be harmed.

We rely heavily on the use of and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communications networks and of our software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers, communications systems and hardware and software as well as our data, our customers' data and other third parties` data. These measures are intended to safeguard against loss, corruption and misappropriation caused by system failures or unauthorized access. We have also entered into confidentiality agreements with our employees, consultants, customers and collaborators who have access to such confidential or proprietary information.

However, these methods may not protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins and similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. In addition, a party who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Such publication of proprietary data could make some of our products less valuable or obsolete, or could materially harm our IP position, thereby seriously harming our financial condition. We also could be subject to liability claims by our licensors, customers or collaborators who have submitted their proprietary data to us for analysis. These security problems, if significant, could cause our revenue to decline or our entire business to cease.

We may be subject to claims related to the hazardous chemicals, radioactive and biological materials that we use, and claims may harm our business.

We use hazardous materials, including chemicals, radioactive and biological materials, in our laboratories. To our knowledge, our work is performed in accordance with all applicable environmental regulations. However, we cannot eliminate the risk of accidental contamination or discharge and any harm from these materials. We could be subject to civil damages and criminal penalties and be held liable for damages caused in the event of our use of these hazardous materials, or in the event of improper or unauthorized release of, or exposure of individuals to, hazardous materials. In such event, our liability may exceed our insurance coverage. In addition, our insurance policy does not cover damages that result from radioactive contamination.

Products that we develop may be subject to governmental regulation, which could reduce the commercial viability of our products.

The process of obtaining regulatory approval in the United States and in other countries can be lengthy and complex. Changes in opinions, guidelines, policies and legislation could increase the complexity and the length of the process of obtaining regulatory approvals. Even if we obtain regulatory approval, a product on the market and its manufacture are subject to continuous review. Problems with a product, such as the causation of unwanted side effects, may result in the withdrawal of a product from the market.

We have not yet applied for or received any regulatory approvals for any therapeutic, diagnostic or other products, either in the US or elsewhere. Regulatory approval for conducting clinical trials and for the development or marketing of products based on our discoveries will be required. Although we intend to become involved in initial clinical development phases in the future, we also expect to rely on our collaborators and licensees to advance regulatory approval processes. We cannot be certain that we or our collaborators or licensees will be able to obtain such approvals for any product that we may develop, on a timely basis, if at all. If our collaborators or licensees fail to obtain required governmental marketing approvals, it will prevent them from marketing therapeutic or diagnostic products until clearance can be obtained, if at all. This will in turn reduce our chances of receiving various forms of payments, including those relating to sales of marketed therapeutic or diagnostic products by our collaborators or licensees. If we or our collaborators or licensees do not succeed in obtaining the required regulatory approval for the development or marketing of products based on our discoveries, our business may be harmed.

Factors Related to Intellectual Property

We may not be able to protect our proprietary data, technologies or products, and this may materially harm our business.

If we are not able to adequately protect the intellectual property underlying our products and services, competitors may be able to develop and market the same or similar products and services. This could erode our competitive advantage, including in countries in which the enforcement of intellectual property mechanisms are less robust than those in the US.

We rely heavily on our proprietary know-how and trade secrets that we develop and that are not protectable or protected by patents. We employ a number of measures to ensure that this know-how will not be disclosed outside the company, and to the extent that it may be, we make extensive use of confidentiality agreements. However, these measures may not provide adequate protection for our trade secrets and know-how. Customers, employees, scientific advisors, collaborators and consultants may disclose our proprietary know-how or trade secrets in violation of their obligations to us. We may not be able to meaningfully protect our proprietary know-how or trade secrets against such unauthorized disclosure. We may not be able to adequately protect our proprietary know-how or trade secrets from unauthorized access by third parties, and its subsequent unauthorized use or publication.

The success of our business depends, in large part, on our ability to obtain patents in our inventions that relate to genes and proteins. We have applied for patents covering some aspects of some of our technologies and also covering genes and proteins we have discovered using these technologies. We plan to continue to apply for such patents as we deem appropriate, but we cannot assure you that our applications will be successful.  If we do not succeed in obtaining patent protection for our inventions that relate to genes and proteins that we discover, our business and financial results could be materially harmed.

We may not be able to obtain or maintain patent protection for our inventions that relate to genes and proteins that we discover, and if we fail to do so, our business may be materially harmed.

The process of obtaining a patent for inventions that relate to genes and proteins that we discover is complex. Factors, which may prevent us from obtaining patent protection for our inventions, include:

●        the patent positions of biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions;

●        legislative and judicial changes, or changes in the examination guidelines of governmental patents offices may negatively affect our ability to obtain patent protection for certain aspects of our intellectual property, especially with respect to genetic discoveries;

●        we face intense competition from other biotechnology and pharmaceutical companies some of which may have already sought patent protection relating to discoveries that we may intend to develop and commercialize;

●        even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from using our inventions and technology; and

●        even if we succeed in obtaining patent protection, our patents could be invalidated or may not be sufficiently broad to provide us with any competitive advantages.

The existence of third party intellectual property rights may prevent us from developing our discoveries or require us to spend time and money or modify our operations.

In selecting a gene or protein for an in-house development project, we take into account, among other considerations, the existence of third party intellectual property rights that may prevent us from pursuing our intended development or from ultimately commercializing the resulting product. Ordinarily, the content of US and other patent applications remain unavailable to the public for a period of eighteen months from their filing date. In some instances, the content of US patent applications remains unavailable to the public until they are issued. As a result, we can never be certain that development projects that we commence will be free of third party intellectual property rights.  If we become aware of the existence of third party intellectual property rights only after we have commenced a particular research and development project:

●        we may consider that the risks presented by the existence of such third party intellectual property undermines the merits of the particular research and development project;

●        we may need to invest substantial management and financial resources to in-license such third party intellectual property and cannot assure you that we will succeed in doing so; and

●        we may have to forgo a particular research and development project after having invested in it substantial resources.

We may infringe third party rights and may become involved in litigation, which may harm our business.

If we infringe patents or proprietary rights of third parties, our business could be seriously harmed. If a third party commences litigation against us for the infringement of patent or other intellectual property rights, we may incur significant costs in litigating, whether or not we prevail in such litigation. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive. Costs that we incur in defending third party infringement actions would also include diversion of management`s and technical personnel`s time and energy. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from being able to further develop or commercialize our products. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures.

Factors Related to our Ordinary Shares

Holders of our ordinary shares who are United States residents may be required to pay additional income taxes.

There is a significant risk that we will be classified as a Passive Foreign Investment Company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and may cause a reduction in the value of these shares. For US Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were determined to be a PFIC for US Federal income tax purposes, highly complex rules would apply to US taxpayers owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of these rules.

As a result of our substantial cash position and the relatively lower price of our stock in the earlier part of 2003, there is a risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year.

United States residents should carefully read "Taxation, United States Federal Income Tax Consequences" under "Item 10. Additional Information" for a more complete discussion of the US Federal income tax risks related to owning and disposing of our ordinary shares.

Our business is difficult to evaluate because we have a limited history of operations, and this may result in our shares trading at a discount or in our share price being volatile.

Since our incorporation in 1993, our research focus, the products that we developed and our business model have been continually evolving. Some of the products that we sold and some of the technologies that we developed, no longer constitute part of our business (for instance, the Bioccelerator product line), and some of the products that in the past were considered part of our core business (for instance, LabOnWeb), are no longer considered to be such. In addition, since 1998, part of our business has involved the research and development of therapeutic products and diagnostic markers. These products are typically developed over a period of approximately twelve years and four years, respectively. For these reasons, we have a history of operations in which we believe there is insufficient information to identify any historical pattern. Even if we could discern such a pattern, the continuously evolving nature of the biotechnology and pharmaceutical industries in general and our business in particular would make it very difficult to identify any meaningful information. Therefore, it would also be difficult to make any projections about the future of our operations. This difficulty may result in our ordinary shares trading at a discount or the market price of our shares to be volatile.

Our share price has been volatile and we believe is likely to be volatile in the future.

The market price of our ordinary shares has been highly volatile and we believe is likely to continue to be highly volatile. This is due to the risks and uncertainties described in this annual report, as well as other factors, including:

●        general economic conditions, including those that specifically relate to life science-related industries;

●        actual or anticipated fluctuations in our operating results;

●        changes in expectations as to our future financial performance or changes in financial estimates by the investment community;

●        technological innovations by us or by our competitors;

●        investors' perceptions or changes in market valuation of life science companies in general;

●        relatively low volumes at which our shares have been traded at in the past and at which they may continue to trade; and

●        the operating and share price performance of comparable companies.

In addition, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and our share price in particular, may affect our ability to raise additional financing in the future. Market and industry fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

In the past, following periods of volatility in the market price of some companies' securities, securities class action litigation has been brought against them. We are not aware of any reason why such litigation would be brought against us. Nevertheless, we could become involved in this type of litigation in the future. Litigation of this type is often very expensive and diverts management attention and resources.

Our share price may decline if our operating results fluctuate and/or if we fail to meet the expectations of the investment community.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations may cause our share price to fluctuate significantly. If our operating results fail to meet the expectations of the investment community, this may cause fluctuations in our share price. Consequently these results should not be relied upon as indications of future performance, and comparisons of quarterly results of operations may not be meaningful. Our operating results may fluctuate as a result of:

●        the timing of our receipt of payments under arrangements with our current and future customers and collaborators;

●        our rate of success and timing of entering into transactions for the commercialization of our products;

●        changes in demand for our existing products;

●        a drop in the financial resources available to our customers;

●        changes to our fee structure imposed by market constraints, or to our operating expenses;

●        product quality problems;

●        increased competition and the timing of the release of products and data by our competitors and academic and other non-profit organizations;

●        inflation/deflation in Israel or changes in the conversion rate of New Israeli Shekel;

●        the outcome and length of conflicts in the Middle East;

●        the time within which our collaborators will develop our therapeutic proteins and/or diagnostic marker candidates into mature products; and

●        a decrease in our entitlement to receive research and development grants and certain tax benefits.

Provisions of Israeli law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and therefore depress the price of our stock.

Israeli corporate law regulates acquisitions of shares through tender offers. It requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer and therefore depress the price of our shares. For information about these limitations, see "Anti-Takeover Provisions under Israeli Law" Under "Item 10. Additional Information". Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Some of our existing shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

As of February 29, 2004, officers, directors and shareholders holding more than 5% of our outstanding shares collectively controlled approximately 29.2% of our outstanding ordinary shares. As a result, these shareholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by delaying or preventing a change in control of us, even if a change is in the best interests of our other shareholders.

In addition, the interests of this concentration of ownership may not always coincide with the interests of other shareholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the Nasdaq National Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (US dollars on the Nasdaq National Market, and New Israeli Shekels on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our ability to produce and sell our products and services.

Our principal offices and research and development facilities and many of our suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflict and terrorist actions. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. To date, we do not believe that the political and security situation has had a material adverse impact on our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

Our insurance does not cover losses that may occur, as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

In the past, the State of Israel and companies doing business with the State of Israel have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Some of our executive officers and employees are obligated to perform military reserve duty and are subject to being called to active duty for extended periods of time under emergency conditions. To date, any calls to active duty have not affected us materially. However, it is possible that there will be additional call-ups in the future, which may have a more material effect on us. The absence of one or more of our executive officers or key employees due to military service could disrupt our operations. Any disruption in our operations may have an adverse impact on our business.

Our results of operations may be adversely affected by inflation and currency fluctuations.

We generate a substantial portion of our revenues in US dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. While in recent years the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, we cannot be sure that this trend will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

We may not continue to receive research and development grants and may not continue to be entitled to certain tax benefits.

We currently receive research and development grants and are entitled to certain grants and tax benefits under Israeli government programs, particularly as a result of the "approved enterprise" status of our existing facilities in Israel (for more information, see "Item 5. Operating and Financial Review and Prospects; Operating Results; Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect our Operations") and research and development programs that are funded by the Office of Chief Scientist of the Israeli Ministry of Industry Trade and Labor. To maintain our eligibility for some of these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. In addition, we must continue to file periodic reports and pay royalties with respect to some of the grants received. If we fail to meet such conditions, we will become ineligible for such grants and tax benefits and could be required to return all or part of the benefits received. We cannot assure you that we will continue to receive grants at the same rate, if at all. In addition, some of these programs restrict our ability to transfer the technologies funded by these grants outside of Israel (for more information, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses; Israeli Government Research and Development Programs"). From time to time, we submit requests for additional research and development grants and expansions of our approved enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could have a material adverse effect on our business, financial condition and results of operations. If these programs or tax benefits are terminated or reduced, we could lose a significant source of revenues or, if we generate taxable income in the future, we may be required to pay increased taxes on the taxable income that we generate from funded technology.

Israeli law and regulations prescribe an expiry date for the grant of new benefits. The expiry date has been extended several times in the past. The last expiry date that was in effect was in June 2004, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after June 2004, however benefits already granted will stay in effect throughout the plan period.

Terrorist attacks that occurred in New York and Washington on September 11, 2001 and other acts of violence or war may materially affect the markets on which our securities trade, the markets in which we operate, our operations and profitability.

In the aftermath of the September 11, 2001 terrorist attacks on the United States, the United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime. In March of 2003, a United States-led coalition of nations commenced a war in Iraq, which resulted in the fall of Saddam Hussein`s regime in that country.

As a result, governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. The uncertainty surrounding these issues, have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy generally, including the biotechnology industry.

It may be difficult to enforce a US judgment against us, or our officers and directors or to assert US securities law claims in Israel.

Service of process upon us, which is incorporated in Israel, and upon our directors and officers and our Israeli auditors, almost all of whom reside outside the United States, may be difficult to obtain within the United States. In addition, because substantially all of our assets and almost all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

ITEM 4.   INFORMATION ON THE COMPANY

History and Development of the Company

Our legal and commercial name is Compugen Ltd. We were established as a corporation under the laws of the State of Israel in 1993, and we operate under the laws of the State of Israel. Our principal offices are located at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, and our telephone number is +972-3-765-8585. The principal offices of Compugen USA, Inc. (formerly knows as Compugen, Inc.), our wholly-owned U.S. subsidiary, are located at 7 Centre Drive, Jamesburg, New Jersey 08831, and its telephone number is (609) 655-5105. Our primary Internet address is www.cgen.com. None of the information on our websites is incorporated by reference into this annual report.

In August 2000, we sold 5,000,000 of our ordinary shares in the initial public offering of our shares on the Nasdaq National Market at $10.00 per share. In September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. In January 2002, we listed our shares for trading on the Tel Aviv Stock Exchange (TASE).

We are a genomics-based drug and diagnostic discovery company, whose mission is to significantly increase the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. We believe that this unique capability results in powerful predictive models and discovery engines and related technologies, which are both enabling the discovery of putative therapeutic proteins and diagnostic markers, and advancing our understanding of important biological phenomena.

We initially developed a computer hardware system and software applications to accelerate homology searches of biological sequences. This system and those applications were commercialized under the name "Bioccelerator" since 1994. In 2003, we sold the Bioccelerator product line (for more information regarding the sale of our Bioccelerator product line, see Note 3 of our 2003 Consolidated Financial Statements). By divesting the Bioccelerator product line, we sought to increase our focus on our two primary commercial offerings. These commercial offerings are:

●        discovery-based collaborations by which we intend to offer the output of use of our discovery engines and other technologies to enable our collaborators to develop genomics-based discoveries; and

●        our therapeutic proteins and diagnostic markers that we discover through our internal research and development activities.

In 1997, we incorporated our wholly-owned US subsidiary, Compugen USA, Inc. We conduct a large portion of our business development, sales and marketing operations, as well as some of our customer support activities, from the US.

Since 1997, we have directed a significant portion of our activities to the development of technologies that allow molecular biologists to obtain significantly more information and more valuable information from genomic databases. An important aspect of the technologies that we developed is the analysis and rearrangement - also known as clustering and assembly - of genomic and expressed sequence data in order to provide information that can lead to the discovery of new genes and proteins. This clustering and assembly technology can lead and has led to our discovery of novel genes and novel proteins. Some of these discoveries have been discoveries of "splice variants". Splice variants are the product of the alternative splicing of a gene, before it encodes a protein. Such splicing accounts for the expression of more than one protein from the same gene.

Since 1997, we have been developing our core technology, our LEADS computational biology platform. This platform analyzes genomic and expressed sequence data to enable rapid discovery of genes, splice variants and gene function. Our LEADS computational biology platform solves quantitative and qualitative problems inherent in the analysis of EST (which are nucleotide sequences that encode for the expression of mRNA sequences, also referred to as "expressed sequences", or "expressed sequence tags") data and allows molecular biologists to quickly identify genes from gene fragments. The LEADS computational biology platform improves the quality of available genomic and expressed sequence data. We licensed use of this technology to the leading pharmaceutical companies Pfizer Inc., Novartis Pharma A.G. and Abbott Laboratories.

Since 2000, we applied our technologies, including our LEADS computational biology platform, to the development of solutions for addressing challenges in the fields of functional genomics, which is the study of gene expression and gene function. We design probes, which are short nucleotide sequences designed to be uniquely representative of much larger corresponding genes. Probes that we design can be used for gene expression experiments. Since our probe designs are based on, amongst other technologies, our Leads computational biology platform, they include the technological advantages that our Leads computational biology platform offers. The probes that we design serve as the basis for our Oligolibraries products. In 2001, we entered into a joint license and marketing agreement with Sigma-Genosys for the development, marketing and production of our Oligolibraries products.

In 1998, we established our biology laboratory. The initial purpose of the laboratory was the validation of our computational predictions. Subsequently, we recognized that there is vast potential in discovering novel proteins, rather than merely validating their existence, in support of our computational technologies.

Since 2002, we commenced to focus on the discovery and development of novel therapeutic proteins and diagnostic markers. During 2003 we further expanded our molecular biology laboratories by acquiring equipment and recruiting relevant employees and experts. At the moment we are in the process of strengthening our protein expression and purification capabilities. By using our proprietary discovery engines and other technologies and by focusing on therapeutic proteins (drugs which are themselves proteins and which are usually administered by injection) and diagnostic markers (which indicate the presence or absence of a physiological condition, such as a disease), we have discovered novel proteins with potential applications in the therapeutics and diagnostics fields. We seek to commercialize these novel proteins and diagnostic markers by pursuing commercial relationships with leading biotechnology, diagnostic and pharmaceutical companies.

To date, we have commercialized two of our novel proteins:

●        In December 2002, we granted an exclusive license to Diagnostic Products Corporation to develop and commercialize in-vitro diagnostic assays based on our two novel prostate-specific proteins (PSA-LM and K-LM proteins), for the use in the field of cancer immuno-diagnostics. In consideration for the grant of this license, we are entitled to receive milestone payments and royalties based on the future commercialization of our intellectual property.

●        In April 2003, we granted a non-exclusive license to MultiGene Vascular Systems Ltd. ("MGVS") to develop and commercialize gene and cell therapy products incorporating our novel VEGF114 splice variant for use in the treatment of cardiovascular diseases. Under the terms of the agreement, we are entitled to receive an equity stake in MGVS and royalties on future product sales.

In the first calendar quarter of 2001, we commenced to market our Genecarta product. Genecarta is a user-friendly database application that allows scientists in the field of genomics, functional genomics and proteomics to easily use the results of analyses performed with our Leads computational biology platform.

In the field of proteomics, we developed and, since 2000, commercialized the Z3 and Z4000 software products. These products use advanced computational techniques to carry out pattern recognition analyses and image processing to analyze the results of certain protein separation experiments. Currently, we do not actively market these products.

In 1999, we first established a research program in chemistry, in which we integrate the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method for the identification of small molecule lead compounds for protein targets, which does not rely on protein structure information or high-throughput screening of compound libraries.

Consistent with our continuing endeavors to focus on the in-house development of therapeutic protein and diagnostic marker product candidates, we are considering the divestiture of certain of the tools and products that we developed.

Business Overview

We are a genomics-based drug and diagnostic discovery company, whose mission is to significantly increase the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. We believe that this unique capability results in powerful predictive models and discovery engines and other technologies, which enable the discovery of putative therapeutic proteins and diagnostic markers and advance our understanding of important biological phenomena. This unique capability is also the basis for our discovery engines that we developed for the discovery of drug targets, therapeutic proteins, and diagnostic markers.

These engines and related technologies, which we base on our LEADS computational biology platform, provide us with a deeper understanding of important biological phenomena, such as alternative splicing and naturally occurring antisense genes, as well as enable us to identify and prioritize biological products in our internal drug discovery efforts, thereby facilitating the creation of our therapeutic and diagnostic products pipeline. We believe that our approach to drug discovery makes it possible for us to constantly feed our pipeline with novel therapeutic and diagnostic candidates. Using our discovery engines, we have identified a variety of novel genes and proteins. We intend that our discovery engines together with our related technologies will form the basis for discovery-based collaborations by which we intend to offer to our prospective customers the results of use of our discovery engines to enable them to make genomics-based discoveries.

Background - Pharmaceutical and Biotechnological Research and Development

Biological Processes - The characteristics of all living organisms are determined by DNA, a molecule found in most living cells. DNA is comprised of pairs of four types of small chemical units, each called a nucleotide. DNA contains genes, which in general are comprised of thousands of nucleotides. The Human Genome Project, an international research program designed to construct detailed genetic maps of the human genome (that is, all of the genetic information contained in the human genes), demonstrated that the human genome consists of a total of approximately 3 billion nucleotides and contains at least 30,000 genes.

Cells carry out most of their biological functions by means of proteins. The production of proteins is encoded by DNA through a process known as gene expression. The first stage of gene expression involves the matching of the nucleotides in a gene with the nucleotides of a related molecule called messenger RNA, or mRNA (this process is known as transcription). mRNA then instructs the cell to produce a protein by a process known as translation. Proteins are the molecules that regulate or perform most of the physiological functions of the body.

The Relevance to Therapeutic and Diagnostic Fields - Many human diseases are associated with the inadequate or inappropriate presence, production or performance of proteins. For this reason, genomics, functional genomics and proteomics can assist pharmaceutical and biotechnology companies in developing diagnostic products, therapies and drugs that will interact with a protein that may be involved in a disease. Drug therapies currently on the market address only several hundred specific protein targets. However, we believe that as the functions of additional proteins are better understood, hundreds or thousands of additional potential drug targets will be identified. As additional progress is achieved in genomics, functional genomics and proteomics research, new drugs, diagnostic markers and therapies may be developed to diagnose, and ultimately to cure diseases, rather than just treat the symptoms.

Genomics-Based Drug Discovery - The process of genomics-based drug discovery is very complex. The first step may involve identifying a gene that codes for a specific protein.

Therapeutic Proteins - In some cases, the protein itself may be a drug. A familiar example of such a drug is insulin, which is a protein. This category of proteins is referred to as "therapeutic proteins", because use or administration of the protein itself may have the effect of preventing, treating or curing a disease. If a therapeutic protein candidate is identified, it must undergo robust and lengthy tests, including clinical trials, to ensure its safety and efficacy for human use.

Drug Targets - In other cases, the protein itself may be a target to which a drug binds, and is known as a "drug target". In these cases, by increasing or decreasing the amount of a protein or by activating or inhibiting its activity, a disease may be prevented, treated or cured. Scientists try to find molecules that bind to a drug target, which would be a protein of interest, and thereby intervene or alter that protein`s function or activity. Drug candidates may be identified by testing or "screening" for hundreds of thousands of chemical compounds with a selected drug target. When one or more compounds is found to have drug qualities and to produce a desired effect, similar compounds may be synthesized in an attempt to identify a compound with an even more desirable effect. This process is known as "lead optimization" and results in a "drug candidate". If a drug candidate is identified, it must undergo robust and lengthy tests, including clinical trials, to ensure its safety and efficacy for human use.

Diagnostic Markers - Another aspect of the pharmaceutical and biotechnological research and development process is the identification of diseases and other physiological conditions. The levels of presence or absence of proteins or other molecules, may give information about the presence or absence of a disease or of the particular stage of a disease or other physiological condition of the body. A molecule that provides this information is known as a "diagnostic marker". For example, the presence or unusually increased presence of a certain protein in blood may indicate the presence of a cancerous condition. In order to develop a diagnostic marker it is first necessary to identify a correlation between, on the one hand, the presence (or levels of presence) or absence of a molecule or its increased or decreased presence and, on the other hand, a disease or other physiological condition. Once such a correlation is identified, it is then necessary to develop a means of recognizing the correlation. The task of developing a method of recognition which is easy to perform, sensitive, with high predictive value, safe, inexpensive and covering an attractive market segment is a challenge faced by the diagnostics, pharmaceutical and biotechnological industries.

Challenges - Increasing the probability of successfully discovering and developing new drugs is probably the single largest challenge that the pharmaceutical and biotechnology industries face today. This challenge is a direct result of the lack of sufficient predictability in the drug discovery and development process. This problem becomes even more pronounced as the generation of new drugs and diagnostics products diminishes from year to year, while the amount of data and knowledge available to scientists, increases. One of the outcomes of the insufficient predictability in the drug discovery and development process is the long time and large expense associated with developing drugs. Typically, ten to twelve years elapse from the time that research begins to the time that a drug can reach the market. This process, on average, is estimated to cost more than $800 million per drug, taking into account the expenses of development of drugs that ultimately do not reach the market.

It is further estimated that only one to four percent (1% - 4%) of the research and development projects initiated by pharmaceutical companies actually result in marketed products.

Our Approach to Biotechnological Research

There is an increasing pressure in the pharmaceutical, biotechnology and the diagnostics industries to discover and develop effective and cost effective drugs and diagnostic products. Our mission is to significantly increase the probability of successful discovery and development of drug and diagnostic products by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. Over the past decade, we have been developing technologies, including our discovery engines that enable researchers to accurately identify genes, mRNAs, and proteins of interest. Compugen's multidisciplinary discovery process combines sophisticated mathematical modeling with experimental "wet" validation in an iterative process that is designed to investigate biological phenomena and discover potentially valuable drug candidates, therapeutic proteins and diagnostic markers.

We believe that the mathematical modeling of significant biological phenomena will lead us to better research capabilities and to more efficient and effective development of therapeutic proteins and diagnostic products. We further believe that our increasing understanding of biological phenomena can make drug discovery and development a shorter and more efficient process.

We rely on the iterative process that underlies the use of our discovery engines and other technologies: predictive modeling, followed by experimental validation, followed by improvements to the predictive models, and so on. This process nurtures the continuing improvement and value of our discovery engines and related technologies.

We believe that the understanding of one scientific phenomenon that is derived from an understanding of other scientific phenomena is made possible as science transforms and matures from largely observational to more predictive. We believe that a deeper understanding of such phenomena is useful for drug discovery. Below are two examples of biological phenomena that we discovered:

●        Alternative Splicing - alternative splicing is a biological phenomenon whereby a single gene may express more than one protein. Since 1997, by applying our proprietary LEADS computational biology platform to the analysis of publicly available genomic information, we discovered that the phenomenon of alternative splicing occurs in at least 30% of human genes. Previously, scientists believed that alternative splicing occurred in only a very small number of genes. By having identified the wide-spread nature of the alternative splicing phenomenon and having developed the computational technologies to identify it, we are able to discover unknown proteins that are encoded by known genes. Now it is commonly assumed to occur in the majority of the genes.

●        Antisense - antisense is a biological phenomenon of the existence of two genes that are located on opposite strands of DNA and, therefore, have complementary nucleic acid sequences. In 2002, by applying our proprietary LEADS computational biology platform to the analysis of publicly available genomic information, we discovered that the phenomenon of naturally occurring antisense, in the human genome, was significantly more common that previously believed. We identified hundreds of antisense pairs of genes and published our findings in the April 2003 issue of Nature Biotechnology, Volume 21, No. 4.

Challenges in Converting Genomic Data into Useful Information

One of the key requirements for successful genomics-based drug and diagnostic discovery is the competent analysis of raw genomic data. In recent years, both public and private endeavors, including the Human Genome Project, have created vast amounts of raw genomic and related data at an increasing rate. These endeavors led to the publication of the first complete draft of the human genome in April of 2003 (with periodic updates since) and to the publication of the genome of other organisms since 2002. Although these sets of data contain information that provides scientists with important insights into molecular biological processes, the data are difficult to analyze. This difficulty is a function of many factors, including the complexity of underlying biological processes, the limitations of existing laboratory devices, and the enormous quantity of raw data that contain a high rate of errors and inaccuracies.

Although scientists are constantly generating new data at an increasing rate, we believe that a substantial amount of the useful information contained in the data that already exists, has not yet been extracted.

A principal tool used to understand this data consists of biology laboratory techniques. However, scientists increasingly also use techniques from the exact and computational sciences for these purposes. In using these latter techniques, progress is achieved through the quantitative analysis of vast amounts of data and the use of mathematical models to predict structures and processes in the fields of biology, chemistry and medicine. We believe that the use of techniques from the exact and computational sciences has the potential to significantly improve the research and development processes in the pharmaceutical industry. The following are some important challenges in making use of this new biological data:

Computational Challenge - Vast Amounts of Data: Public databases today contain millions of randomly arranged short genomic segments, each representing a short fragment of a gene. In order to extract the full coding sequence of the gene from this data, scientists must be able to effectively cluster and assemble these numerous expressed sequence tags (ESTs), a process which poses significant computational challenges.

Experimental Challenge - Errors and Anomalies: Experimental errors and anomalies, including sequencing errors, the fusion of two nucleotide sequences from different loci (which are known as chimeric events) and contaminations, introduce errors into data and complicate its analysis.

Biological Challenge - Discovering and Modeling New Biological Phenomena: One of the challenges that molecular biologists and scientists face today is how to discover unknown biological phenomena by analyzing the genome. In addition, our industry is facing the challenge of computationally modeling these phenomena for the purpose of accounting for these in genomic analysis and predictions. The difficulty in differentiating between random occurrences that may create "noise" in the system and actual biological phenomena compounds this challenge. We believe that, in general, failure to identify and account for the key phenomena may lead to erroneous analysis and predictions. Two examples of biological phenomena in which we gained a deeper understanding are alternative splicing and naturally occurring antisense, which are described above.

Challenges in Developing Efficient Gene Expression Experimental Devices: The use of gene expression experimental devices enables scientists to perform thousands of measurements of mRNA expression levels in a tissue sample in a single experiment. While scientists have made important advances in gene expression technology, current technology does not usually account for the existence of splice variants. Scientists can now apply our technology towards designing probes that have this capacity. The main challenges in the selection of probes for gene expression experiments are:

●        selecting error-free probes that accurately reflect the exact genes (or corresponding mRNA) of interest;

●        selecting probes that are unique to the genes (or corresponding mRNA) of interest;

●        designing probes that account for alternative  splice variants of the genes; and

●        ensuring that the probes are constituted by a sequence capable of effectively binding to corresponding portions of genes that such probes represent (this is known as "hybridizing").

Our Technologies, Products and Services

Our core technology and primary area of expertise is the modeling of biological phenomena in the field of genomics and applying this modeling to the analysis of biological data. This technology and expertise, which includes our clustering and assembly technology, has enabled us to efficiently and effectively extract valuable information from genomic, functional genomics and proteomic databases. It also forms the basis for our iterative discovery process using discovery engines and other technologies that combine predictive mathematical modeling with hypothesis-driven experimentation.

We have applied our technology and expertise in the fields of functional genomics, to improve the design of probes for gene expression experiments and also in proteomics. We have also created user-friendly applications that allow scientists to quickly obtain results using our modeling and analytical tools and related technologies.

Our LEADS Computational Biology Platform

Our LEADS computational biology platform analyzes genomic and expressed sequence data to enable rapid discovery of genes, proteins, including splice variants, and gene function. Our LEADS computational biology platform also accurately models many complex biological phenomena and provides a comprehensive research infrastructure, facilitating the development of drug targets and other biological products. It solves quantitative and qualitative problems inherent in the analysis of EST data, thereby improving the quality of available genomic and expressed sequence data by, among other things:

●        eliminating overlapping regions of sequences belonging to the same gene, thus reducing the size of the databases and the amount of required analysis;

●        improving gene coverage by creating a fuller picture of gene structure from EST fragments;

●        detecting and correcting sequencing errors;

●        detecting and accounting for instances of alternative splicing and antisense;

●        detecting other experimental anomalies, including chimeric sequences, and contaminations; and

●        automatically annotating the resulting sequences.

Discovery Engines

Our discovery engines are proprietary technologies that we developed for the identification and prioritization of drug targets and biological products. They are based on our LEADS computational biology platform and extend its capabilities by incorporating sophisticated mining algorithms to select (for instance) promising therapeutic proteins and diagnostic markers from the myriad of proteins identified by our technologies. We use our discovery engines and related technologies in our internal drug discovery efforts to facilitate the creation of our therapeutic and diagnostic products pipeline.

As an example of one of our engines, the therapeutic protein variant engine, is designed to identify novel splice variants of proteins that are known to have a therapeutic utility. It does so by combining knowledge arising from our unique modeling of biological phenomena with information about therapeutic proteins that are now in the marketplace or in development by others. This engine also enables the selection of proteins based on properties such as the existence of a signal peptide, tissue distribution information, and various functional domains. The input to our therapeutic discovery engine includes, in addition to the output of our LEADS analysis, biological and medical knowledge and additional relevant data types analyzed by both software and automated processes, and manual analysis by our scientists and consulting experts. We constantly update and improve the computational components of the engine and related technologies as we gain additional knowledge from their use or from other research. Therefore, this engine is designed to provide scientists with the capability to discover druggable proteins with desired properties.

Genomics-Based Discovery Collaborations

We intend to offer our prospective customers collaboration opportunities for the discovery of potential drug targets, therapeutic proteins and diagnostic markers within a given area of interest and/or profile of requirements. We intend to use our discovery engines and related technologies to analyze our customers` proprietary data, together with publicly available data and, based on that analysis, make discoveries that meet the criteria that our customers specify. We believe that the analysis of these data will enable us to identify potential novel drug targets, therapeutic proteins or diagnostic markers that will satisfy a customer`s criteria.

Genecarta

Genecarta is an annotated database representing the genome, transcriptome and proteome in a user-friendly manner. Genecarta consists of a database, a graphical user interface, and query tools. The database is comprised of the data obtained from the periodic application of our LEADS computational biology platform to various public databases. The browser interface provides an intuitive graphic presentation of database elements and their inter-relationships, which enables users to browse the genes efficiently. The query tools are suitable for various types of experimental approaches, and enable users to perform searches from multiple entry points. The current version of Genecarta includes data of human, mouse, rat, zebrafish and arabidopsis.

We offer Genecarta as a viewer for our LEADS computational biology platform analysis results.

OligoLibraries and Oligo Design Services

We have applied our technology and expertise in the fields of functional genomics to design probes for gene expression experiments. OligoLibraries, which we designed and which Sigma-Genosys manufactures, are oligonucleotide collections, representing genes, or sub-sets of genes, of various organisms. We designed the Oligolibraries to provide scientists with a more accurate solution for the rapidly growing area of high-throughput analysis of gene function. We based our OligoLibraries on probe selection using our LEADS computational biology platform and our proprietary probe design technologies. These technologies enable us to address redundancy, account for alternative splicing, choose oligos of high sequence quality, and consider specificity and cross-homology while designing optimum oligos for gene expression, drug discovery or functional assays.

In addition, we apply our LEADS computational biology platform to design probes for gene expression experiments. We design custom oligos to address the unique requirements of our clients, such as Novartis.

Our In-House Therapeutic Proteins and Diagnostic Markers Pipeline

We use the capabilities of our discovery engines and other technologies to identify genomic sequences and proteins. We seek to discover novel proteins and mRNAs that have potential therapeutic or diagnostic uses.

We review the discoveries that we make through use of our discovery engines and other technologies and select for validation and further development in our biology laboratory, those predicted proteins that we believe are most likely to succeed, based on a set of criteria that is developed and will be developed and used with each of our discovery engines and related technologies.

One of our most advanced discovery engines, the Therapeutic Protein Variant engine, is designed to identify novel splice variants of proteins that are known to have therapeutic utility. This engine is designed to identify splice variants of proteins that satisfy three criteria:

●        novelty - we select proteins that are predicted to be novel and unlikely to have been previously discovered without the use of our proprietary technologies and discovery methods;

●        close relationship with a known drug - in general, the chosen protein should be closely related to a drug on the market or to one that is in advanced stages of development. In focusing on novel splice variants of known drugs, we benefit from the availability of relevant biological and medical information that relate to our novel splice variant. This method has the potential to significantly reduce the risks and costs typically associated with drug development; and

●        pharmacological or other advantage - our chosen protein variants should be predicted to have an advantage over the existing ones, in terms of either efficacy, stability, toxicity, or other pharmacological characteristics.

We believe that our approach to drug discovery makes it possible for us to continually feed our pipeline with novel therapeutic and diagnostic candidates. For example, the use of the therapeutic protein variant engine has resulted in the selection of our initial therapeutic pipeline. Based on our belief of the capabilities of this engine and related technologies it is our intention to add an additional six therapeutic protein candidates to our pipeline this year.

During the past two years, we expanded our discovery activities. We discover and intend to seek to commercialize potential therapeutic proteins and diagnostic markers, for which we intend to pursue commercial relationships with leading biotechnology, diagnostic and pharmaceutical companies. During 2003 we expanded our biology laboratories by recruiting people and adding new equipment. Currently, we are seeking to strengthen our protein expression, purification and assaying capabilities. At the same time, we are seeking to recruit experienced personnel in various related fields, for the purpose of building our internal capabilities in order to further develop products ourselves should we decide to do so.

To date, our in-house therapeutic proteins and diagnostic markers pipeline consists exclusively of our own discoveries, enabled by our discovery engines and other technologies and our internal experimental validation.

Novel splice variants, which we discovered and commercialized to date, are:

●        PSA-LM and K-LM - In February 2002, we announced the discovery of two novel prostate-specific proteins. These proteins are encoded by alternative mRNA splice variants of the genes for prostate specific antigen (PSA) and its related protein, human kallikrein 2 (hK2). The novel transcripts were predicted using our LEADS computational biology platform and related analysis and then verified in our biology laboratory. These novel proteins may have important applications in developing additional diagnostic tools for prostate cancer and for understanding the disease. PSA is the premier tumor marker for screening, diagnosis, monitoring and prognosis of prostate cancer. Despite the substantial experimental research of the PSA field, the variant molecules that we discovered had not been discovered previously.

●        VEGF114 - In April 2003, we announced the discovery of VEGF114, a variant protein expressed from the vascular endothelial growth factor (the "VEGF") gene. We have been granted a United States patent covering the protein sequence of this novel VEGF splice variant, vectors and host cells containing VEGF114 sequences, and pharmaceutical drugs and detection methods developed using VEGF114 sequences. Modulation of VEGF activity may have clinical applications in cancer, cardiovascular and related diseases, and in fertility control. Although the VEGF gene has been the subject of extensive worldwide research the existence of our splice variant was unknown. Our discovery was made possible through the predictive capability of our LEADS computational biology platform, coupled with additional proprietary discovery technologies and experimental validation in our biology laboratory.

We intend to continue to commercialize our in-house discoveries through licensing and other arrangements with third parties, primarily pharmaceutical, diagnostic and biotechnology companies.

In addition, we intend to pursue collaborations with pharmaceutical and biotechnology companies and research and academic organizations for the joint discovery, development and commercialization of therapeutic proteins and diagnostic markers.

Chemistry  - Lead Discovery Technology

We have a research program for the development of a unique technology platform that is intended for the identification of small molecule lead compounds for protein targets and does not rely on protein structure information or high-throughput screening of compound libraries.

Identifying a lead chemical for a potential target is a long, arduous and expensive undertaking, considered by many to be the principal bottleneck in small molecule drug discovery. Common methods for finding such small molecules, typically variants of high-throughput screening and optimization or variants of structure-based drug design, suffer from low success rates and often fail to find candidate compounds for some general target families, as well as for many specific targets in more established families.

To address this bottleneck, we are developing a unique approach according to which we are proposing to use a comprehensive, yet finite set of carefully designed small molecules.

According to our proposed approach:

●        this set of molecules would serve as information-rich probes in a screening process, with a functional assay for a given drug target, and would be designed to extract useful information about the drug target; and

●        we would then analyze these molecules by use of proprietary algorithms that we are developing to provide detailed information about the given drug target.

The purpose of carrying out these activities would be to facilitate the design of a variety of potent inhibitors that have drug-like properties.

Due to the innovative and unique nature of our chemistry program and its early stage of development, we currently consider it to be a high-risk program. Although we are currently funding all of our research and development in the field of chemistry, these activities have reached the stage where, for its continued progress, additional resources are required. We are currently seeking a potential partner for our chemistry program.

Our Selected Customers and Collaborations

Novartis - In July 2001, we entered into a License and Development Agreement with Novartis Pharma A.G., under which we granted Novartis a non-exclusive license to use our LEADS computational biology platform for analyzing genomic and expressed data for Novartis` internal research and development activities in exchange for an annual license fee. In July 2002, we amended our agreement with Novartis, under which Novartis and us engaged in joint research and collaboration to design molecules for RNA interference. Pursuant to a second amendment in May 2003, we further amended the agreement , under which we extended the LEADS license, and Novartis engaged our services for the design of DNA probes and received an option to in-license our Genecarta viewer. Our agreement with Novartis, including the LEADS license, is for a term of three years, beginning in July 2001.

Abbott - On December 31, 2002, we entered into a License Agreement with Abbott Laboratories, under which we granted Abbott a non-exclusive license to our LEADS computational biology platform for the analysis of human genomic data and to our Genecarta viewer. On December 31, 2003 we amended the agreement, by extending the license to use our Genecarta viewer.

Commercialization of our in-house discoveries

To date, we have entered into two licensing agreements concerning our in-house discoveries:

●        In December 2002, we granted an exclusive license to Diagnostic Products Corporation, to develop and commercialize in-vitro diagnostic assays based on our two novel prostate-specific proteins (PSA-LM and K-LM proteins), for the use in the field of cancer immuno-diagnostics. In consideration for the grant of this license, we are entitled to receive milestone payments and royalties based on the future commercialization of our intellectual property.

●        In April 2003, we granted a non-exclusive license MultiGene Vascular Systems Ltd. to develop and commercialize gene and cell therapy products incorporating our VEGF114 splice variant for use in the treatment of cardiovascular diseases. Under the terms of the agreement, we are entitled to receive an equity stake in MGVS and royalties on future product sales.

Our Strategy

Since 1994, our revenues have been generated from licensing use of our computational technologies, and providing related services. In the future, we intend that the principal source of revenue will derive from the development and commercialization of therapeutic and diagnostic product candidates that we discover. The key elements of our business strategy are:

We intend to commercialize therapeutic proteins and diagnostic marker candidates and intellectual property that we continue to generate through our in-house research and development efforts. We intend to commercialize our intellectual property portfolio with an emphasis on royalty bearing and other revenue-sharing arrangements with diagnostics, pharmaceutical and biotechnology companies.

We also intend to pursue collaborations for the commercialization of results that we generate from use of our discovery engines and related technologies. We intend to seek to participate, by way of royalties or other revenue-sharing arrangements with our collaborators, in revenues that may be earned from the products, developed and commercialized based on discoveries that we may generate from use of our discovery engines and related technologies and services.

To date, we have partially implemented our strategy by granting an exclusive license to Diagnostic Products Corporation to develop and commercialize in-vitro diagnostic assays based on our two novel prostate-specific proteins, for use in the field of cancer immuno-diagnostics. We also granted a non-exclusive license to MultiGene Vascular Systems Ltd., to develop and commercialize gene and cell therapy products incorporating our novel VEGF114 splice variant for use in the treatment of cardiovascular diseases.

Agricultural Biotechnology Company in which Compugen Has Equity Interest

In October 1999, we formed a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we spun-off the business of this division into a majority-owned subsidiary, Evogene Ltd. ("Evogene"), in which we hold 82% of the outstanding shares. On January 6, 2003, Evogene entered into a Convertible Loan Agreement with a group of new lenders (the "Lenders") for the aggregate amount of $2 million dollars. Upon conversion of the loan, Evogene will issue to the Lenders Preferred A Shares, with certain preferences over ordinary and ordinary-1 shares, such as preference in the case of liquidation or deemed liquidation, and full ratchet dilution protection. We did not participate in this financing round. Under the Convertible Loan Agreement, we agreed to: (i) forgo the entire loan that we extended to Evogene upon Evogene`s incorporation, in the amount of $900,000 and all accrued interest, and (ii) extend the term of the license to use certain of our computational technologies free of charge, that was granted to Evogene upon Evogene`s incorporation, until December 31, 2005. Following the closing of the Convertible Loan transaction, we granted the Lenders an irrevocable proxy empowering them to vote 820,000 of the ordinary shares, which we hold (namely, 50% of our shareholding in Evogene), subject to certain adjustments, based on the conversion of the loan, from time to time. Following the Convertible Loan transaction our shares in Evogene were converted into ordinary-1 shares, to allow for certain preferences over ordinary share holders, in the case of liquidation or deemed liquidation of Evogene. In February 2004, Evogene and the Lenders entered into an Amended and Restated Convertible Loan Agreement, under which the amount of the Convertible Loan was increased by an additional $1,551,000. We did not participate in this second financing round. Under both transactions, the Lenders received warrants to purchase shares of Evogene. (see Item 7. "Major Shareholders and Related Party Transactions. Related Party Transactions. Evogene Ltd.").

Sales, Marketing and Business Development

Since our incorporation in 1993, we devoted most of our capital and human resources to research and development of our technologies, products and services. Between 1999 and 2001, we significantly expanded our sales, business development and marketing capabilities. We reduced our sales force in 2003, as a result of the evolution of our business, and the resulting shift in focus against commercializing software tools (such as the Bioccelerators and the Z products), and in favor of concentrating our efforts on discovery-based collaborations and in-house discovery activities.

In the US, we have marketing, sales and business development presence in Sunnyvale, California, Jamesburg, New Jersey, and Rockville, Maryland.

The approximate geographical breakdown of our total sales from products and services for the year ended December 31, 2003 was 66% in North America, 31% in Europe, 1% in the Far East and 2% in other countries. The approximate geographical breakdown of our total sales from products and services for the year ended December 31, 2002 was 68% in North America, 20% in Europe, 7% in the Far East and 5% in other countries. The approximate geographical breakdown of our total sales from products and services for the year ended December 31, 2001 was 68% in North America, 22% in Europe, 8% in the Far East and 2% in other countries.

As of December 31, 2003, our sales, marketing and business development staff consisted of ten employees, with seven based in the US, two based in Israel and one based in England.

We plan to continue to aggressively market some of our technologies and biological products to pharmaceutical, diagnostics and biotechnology companies.

Seasonality; Raw Materials

Seasonality does not affect our main business; our business generally does not fluctuate based solely on the time of year.

The raw materials that we use in our business, are either freely available, such as publicly available expressed sequence tags (or ESTs), or easily available to us or to our customers and at reasonable prices, such as computer hardware and certain software.

Intellectual Property Rights

We seek patent protection for certain components of our technology platforms and in relation to our genomics-based therapeutic, diagnostic and other inventions. We rely heavily on our proprietary know-how and trade secrets that are not protectable or protected by patents. We use license agreements both to access third party technologies and to grant licenses to third parties to use our intellectual property rights. We expect that our commercial success will be dependent on, among other things, our ability to obtain commercially valuable patents, maintain the confidentiality of our trade secrets and otherwise protect our intellectual property.

Our strategy to apply for patents relates primarily to certain aspects of our computational technologies and to our genomics-based therapeutic and diagnostic inventions. We currently have approximately 38 patents applications, which does not include corresponding foreign applications. To date, we obtained two issued patents and allowances for 5 of our patent applications.

We intend to continue to apply for patent protection for our genomics-based therapeutic and diagnostic inventions, including those inventions that relate to novel genes and splice variants and to novel uses for them, which we discover through our research and discovery programs.

Similarly to other biotechnology companies, the status of our patent portfolio is generally uncertain and involves complex legal questions that are still evolving as well as factual questions. Our business could be harmed by any of the following:

●        rejection of our pending patent applications by the US Patent and Trademarks Office and by corresponding authorities in other jurisdictions;

●        legislative and judicial changes or changes in the examination guidelines of governmental patents offices negatively affecting our ability to obtain patent protection for certain aspects of our intellectual property, especially with respect to genetic discoveries.

●        the claims of any patents that we issue not providing meaningful protection;

●        successful challenge on our patents by third parties; and

●        third party patents that prevent us from using the inventions or technology that we use or may wish to use.

The degree of protection for our intellectual property portfolio is therefore uncertain. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies or, if patents are licensed or issued to us, design around these patented technologies. We could incur substantial legal costs if we are required to initiate suits to prevent infringement of our patents, once issued. These costs could significantly increase our expenses and our losses.

Other companies and organizations are attempting to obtain patents relating to novel genes and proteins and relating to uses for them and for known genes and proteins whose respective functions have not been characterized to date. These third parties may succeed in obtaining issued patents on genes, proteins or genomics-based products that are similar or identical to those for which we may seek patent protection and whose rights may have priority over patent applications that we file. In such circumstances, we may be prevented from using the technology for which we seek patent protection.

In circumstances where third parties assert against us claims relating to infringement of their intellectual property, we may seek licenses to this intellectual property. However, any required licenses may not be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent us from using or commercializing one or more of our technologies or discoveries.

Should patent infringement suits be commenced against us or against our commercial partners, we may be subject to claims for payment of damages and we may be enjoined from using our technology. We or our commercial partners may not prevail in any action. Our industry is very litigious. We believe that we may become involved in litigation regarding patent and other intellectual property rights. If we become involved in such litigation, it could consume a substantial portion of our managerial and financial resources and negatively affect our financial results.

With respect to proprietary know-how that is not patentable or that we choose not to patent, we rely on trade secret protection and confidentiality agreements to protect our interests. Many elements of our computational genomics, functional genomics and proteomics capabilities involve proprietary know-how, technology or data that are not covered by patents or patent applications. We have implemented security measures to protect our proprietary know-how and technologies and confidential data, including a range of confidentiality agreements with out employees, consultants and customers. While we require employees, consultants and customers to enter into confidentiality agreements, we cannot be sure that proprietary information will not be disclosed in violation of these agreements, that others will not independently develop substantially equivalent proprietary information and techniques or that we can otherwise meaningfully protect our trade secrets. In the case of arrangements with our customers that require the sharing of information, our policy is to make available to our customers only information that is relevant to our agreements with these customers, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, these measures may not adequately protect our information. Any material leak of confidential information into the public domain or to third parties may cause our business, financial condition and results of operations to be harmed.

We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain these rights on commercially reasonable terms, if at all. Our failure to maintain these rights could harm our business.

Competition

The biotechnology and pharmaceutical industries are highly competitive. We face intense competition from numerous companies, many of which are more established, benefit from greater market recognition and have greater financial, research and development and marketing resources than we do. In light of many of our competitors` greater resources, these competitors may develop before us products based on their discoveries and development of genes, drug targets, lead compounds, drug discovery technologies or drugs. Moreover, our competitors may obtain patent protection or other intellectual property rights that could limit our rights to use our technologies or commercialize our drug, therapeutics or diagnostics product candidates.

Competition to our in-house Discovery Activities - We face, and expect to continue to face competition from pharmaceutical, biotechnology and diagnostic companies and from academic institutions that seek to discover genes, gene products or proteins that have a function similar or identical to the function for our intended product candidates. Since our discovery engines and other technologies are aimed at identifying, among other things, novel alternatively spliced variants, we expect that third parties` therapeutic or diagnostic products based on genes or proteins which correspond to our splice variants, would naturally compete with the corresponding spliced variant based product that we seek to develop. We have already encountered circumstances where third parties that develop such therapeutic or diagnostic products attained related intellectual property rights that precede our own. We expect to encounter similar such circumstances in relation to other splice variants based product candidates that we may wish to develop.

Our in-house discovery program depends, in large part, on our discovery engines and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and proteins. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our Leads-based discovery engines, provide us with a competitive advantage over pharmaceutical, diagnostic and biotechnology companies that are competing with us. However, we may lose this advantage when we provide our customers, primarily biotechnology, pharmaceutical and diagnostic companies, access to our computational technologies and specifically to results generated through the use of our discovery engines and proprietary data. In addition, we may pursue opportunities in fields that could conflict with those of our customers and thereby discourage potential customers from working with us.

Competition to our LEADS computational biology platform and related products - Our principal competitors with respect to our LEADS computational biology platform and the tool by which results of use of this platform can be viewed, are companies that also offer computational platforms for the analysis of genomic and expressed sequence data to enable genomics-based discoveries.  Such entities include:

●        Celera Genomics Group - which provides genomic data that may compete with our LEADS computational biology platform, Genecarta and our genomic services;

●        Lion Bioscience AG, which provides genomic research and infrastructure tools and services that may compete with our genomic services;

●        in-house research and development teams of our prospective customers and of academic institutions, many of whom make their findings publicly available; and

●        academic, non-for-profit and governmental institutions, such as the University of California Santa Cruz, the National Center for Biotechnology Information at the NIH, and the Wellcome Trust Sanger Institute.

Although collaborations for the development and commercialization of therapeutic and diagnostic product candidates can assume many forms, to the extent that these will be based on use of our discovery engines and other technologies for the benefit of the collaboration, we may be competing with companies such as Exelexis Inc., Curagen Corporation and Myriad Genetics, Inc. all of whom seek to develop life science products based on an analysis of large amounts of information.

Competition to our OligoLibraries products - Our principal competitors with respect to our OligoLibraries products include the following, each of which markets products that compete with our OligoLibraries:

●        MWG-Biotech AG,

●        Operon Technologies, Inc., which is part of Qiagen; and

●        Clonetech Laboratories, Inc.

Competition to Our Chemistry Program - Our chemistry program faces fierce competition from all fully integrated pharmaceutical companies and from companies engaged in drug discovery, such as Infinity pharmaceuticals, Pharmacopeia Inc., Sunesis Pharmaceuticals, Inc., Plexxikon, Inc., Vertex Pharmaceuticals Incorporated, Structural GenomiX Inc., Astex Technology, Syrrx, Inc. and Celera Genomics Group.

Government Regulation

Environmental Regulation

Our research and development activities in some cases involve the controlled use of biological and hazardous materials, such as chemicals and radioactive materials. We are subject to Israeli laws and regulations governing the use, storage, handling and disposal of these materials and resulting waste products. To our knowledge, we comply with these laws and regulations. However, the risk of accidental contamination or injury from these materials cannot be entirely eliminated. In the event of an accident, we could be held liable for any resulting damages, and any liability could exceed our resources.

Regulation of Use of Human Tissue

Our access to and use of human or other organisms` tissue samples in the expansion of our proprietary database or our product development may become subject to further government regulation, in the US, Israel and elsewhere. US and foreign governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples. If our access to or use of human tissue samples, or our customers' use of data derived from these samples, is restricted, our business may suffer.

Regulation of Products Developed with Governmental Support

For a discussion of regulations governing products developed with research and development grants from the Government of Israel, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses; Israeli Government Research and Development Programs."

Organizational Structure

Compugen is the parent of one wholly-owned subsidiary, Compugen USA, Inc., which is a corporation incorporated in Delaware and which has its principal place of business in New Jersey. Compugen also holds 82% of the outstanding shares of Evogene Ltd., which was formed under the laws of the State of Israel and which has its principal place of business in Rehovot, Israel (for more information about Evogene, see the section above titled "Agricultural biotechnology company in which Compugen has equity interest", in this Item 4).

Property, Plant and Equipment

We lease an aggregate of approximately 7,550 square feet of office and laboratory facilities in Tel Aviv, Israel, and approximately 2,360 square feet of office and laboratory facilities in Ashqelon, Israel. The leases in Tel Aviv expire in December 2006 and the lease in Ashqelon expires in September 2006.

In addition, Compugen USA, Inc. leases approximately 4,490 square feet of office space in Jamesburg, New Jersey, approximately 233 square feet of office space in Sunnyvale, California, and approximately 250 square feet of office space in Rockville, Maryland. The lease in New Jersey expires in December 2005, and each of the leases in Sunnyvale and in Maryland expires in December 2004.

We believe that the facilities that we currently lease are sufficient for approximately the next twelve months.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking Statement

This annual report contains forward-looking statements that reflect our current views about future events. We use the words "anticipate", "believe", "estimate", "expect", "intend", "may", "should" and other similar words and expressions to identify forward-looking statements. These forward-looking statements are subject to many risks and uncertainties, some of which are described under "Item 3. Key Information. Risk Factors".

If any of the risks or uncertainties occur, or if any of the assumptions underlying any of our forward-looking statements prove to be incorrect, then our actual results may be materially different from those we express or imply in this annual report on form 20-F. We do not intend or assume any obligation to update these forward-looking statements, and each such statement speaks only as of the date on which it is made.

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with US GAAP for the years ended December 31, 2003, 2002 and 2001 respectively, and with any other selected financial data included elsewhere in this report.

Background

We are a genomics-based drug and diagnostic discovery company, whose mission is to significantly increase the probability of successful development of novel drugs and diagnostic products, by incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. We believe that this unique capability has resulted in us developing powerful predictive models and discovery engines and other technologies, which both advance our understanding of important biological phenomena and enable the discovery of putative therapeutic proteins and diagnostic markers.

We develop platforms, discovery engines and related technologies that enable the discovery and analysis of genes and proteins. These include our LEADS computational biology platform, Genecarta database and viewer and (until recently) the Bioccelerator product line. In 2003 we sold the Bioccelerator product line (see Note 3 of our Consolidated Financial Statements).

Based on our Leads technology we developed discovery engines and related technologies that facilitate the identification and prioritization of drug targets and other biological products, by applying sophisticated mining algorithms to select the most promising therapeutic proteins and diagnostic markers from the myriad of proteins, which we identify with the use of our proprietary technologies.

We use our discovery engines and other technologies for our internal discovery. By using these engines and other technologies we have discovered potentially novel therapeutic proteins and diagnostic markers that we believe are suitable for developing therapeutic and diagnostic product candidates respectively. Based on our belief in the capabilities of our discovery engines and related technologies, it is our intention to add an additional six therapeutic protein candidates to our pipeline during 2004, and advance our efforts in the selection of additional diagnostic markers. Going forward, we plan on continually adding to our internal pipeline, on a regular basis, additional candidate products for development. Our mid-term goal is to reach the stage where a minimum of two Compugen-discovered therapeutic proteins enter human clinical trials annually. We intend to pursue commercial relationships with leading biotechnology, diagnostic and pharmaceutical companies, for the commercialization of product candidates that we discover and develop through the use of our discovery engines and related technologies.

A. OPERATING RESULTS

Overview

We have incurred losses and our revenues are likely to decrease in the next few years.

Since our inception, we have incurred significant losses and, as of December 31, 2003, we had an accumulated deficit of $67.1 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering).

In 2003 and in the year previous to that, an important aspect of our commercialization activities involved the sale of hardware and software platforms, tools, databases and other products, in which we incorporated certain aspects of our understandings and/or discoveries and made them available to our customers. For example, in 2003, our revenues were primarily attributable to the commercialization of our computationally-based products such as the LEADS computational biology platform, the Genecarta, the Bioccelerator products, our Z3 and Z4000 proteomics software and our OligoLibraries. We also recorded revenues both from royalty-bearing and non-royalty bearing Israeli government grants. The commercialization of these products is no longer at the focus of our business, and based on this shift in focus, we sold our Bioccelerator products line in 2003. Consistent with our continuing efforts to focus on our two primary commercial offerings, discovery-based collaborations and our in-house therapeutic proteins and diagnostic marker product candidates, we may divest other product lines, which no longer comprise our business focus.

We intend to commercialize output that we generate from use of our discovery engines and related technologies. To date, we have used our discovery engines and related technologies only internally, and are currently evaluating various opportunities for collaborations based on use of these discovery engines. We intend to seek to obtain down stream participation in the products discovered through their use, such as by way of a right to receive royalties based on commercialization of such products. During 2004, we plan to approach prospective partners with respect to such collaborations.

We believe that the greatest long term and sustainable financial potential for us lies in the commercialization of specific therapeutic proteins and diagnostic product candidates that we discovered and that we plan to continue to discover through the internal use of our discovery engines and related technologies and through our intended collaborations. For the purpose of attaining this goal, we have decided to forgo our previous focus of commercializing our computational platforms and tools (such as Genecarta and OligoLibraries), all of which contributed to our revenues in the more immediate term. We believe that the commercialization of our therapeutic protein and diagnostic product candidates has the potential to generate revenues in the long term to a substantially greater extent than the long-term potential revenue stream from commercializing our computational platforms and tools only.

We believe that the continual commercialization of our proprietary product candidates will support the value that we attribute to our overall approach to drug and diagnostic discovery and to our capabilities of continuously improving our technologies and discovery processes.

As we are shifting focus away from the commercialization of our computationally-based products, our revenues, not including government grants, decreased by approximately 27% in year 2003 compared to 2002, and by approximately 11% in year 2002 compared to year 2001.

Our research and development expenses are expected to account for more than 50% of our total operating expenses.

Our research and development expenses are expected to be our major expense in 2004, accounting for more than 50% of our total 2004 operating expenses. Being a research and development company, our research and development expenses have always comprised a significant portion of our expenses. However, approximately since 2001, the specific research and development activities in which we invested our resources has changed, to accommodate our changing business focus. In 2003 we significantly increased the resources allocated to advance our internal therapeutic proteins pipeline.

Beginning in January 1, 2001, we record research grants as part of revenues. Prior to January 1, 2001, we accounted for research grants as a reduction in research and development expenses. We have changed our financial statements for the years preceding 2001 to conform to this change.

We base our budget and operating expenses on our cash flow.

We base our budget and operating expenses on our cash flow. For a detailed description of our cash and cash equivalents position, see subsection B in this Item 5, which is titled "Liquidity and Capital Resources".

Compensation expenses attributed to option grants.

We recorded compensation expenses of approximately $2.6 million in 2001, approximately $900,000 in 2002 and approximately $1.1 million in 2003, in connection with the grant of share options. These expenses are mostly attributable to options that we granted to Company employees during the year that preceded our IPO, at share prices lower than our IPO share price, to options granted to consultants under a variable plan, and to directors of the Company. These amounts are being amortized over the vesting periods of the individual share options. Based on options granted through December 31, 2003, and based on our ordinary share price on that date, we estimated that our future amortization of compensation expenses will be approximately $450,000 in 2004 and approximately $200,000 in 2005. These estimates are subject to changes in the share price or in the amount of granted options at any given point in time. Our current policy is to grant options at the fair market value of the underlying shares on the date of grant.

Impact of Inflation and Currency Fluctuations

We generate most of our revenues in US dollars and incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar or that the timing of this devaluation will lag inflation in Israel. In addition, we are exposed to the risk that the US dollar will be devalued against the NIS. We try to protect ourselves against this possibility by investing a portion of our cash in NIS deposits. While in recent years the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, we cannot be sure that this reversal will continue. To date, we have not been materially adversely affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar. We do not currently use financial instruments for trading purposes and do not currently hold any derivative financial instruments that could expose us to significant market risks.

Critical Accounting Policies

The preparation of our consolidated financial statements and other financial information appearing in this annual report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to revenues, allowance for doubtful debts, contingencies, and investment in Evogene Ltd.

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management`s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We generate most of our revenues from collaborations and license fees related to the commercialization of our software products. We also generate revenues from the sale of services, including from the provisions of maintenance, support, customization, training and installation services, and also from the sale of products (such as our OligoLibraries). In addition, we recognized as revenues governmental research and development grants that we received. We sell our products primarily through our direct sales force.

We recognize revenues from collaboration arrangements in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"). The reason for using this Statement of Position is that the various elements of our collaboration arrangements are deemed to be inseparable portions of an overall solution. We believe that revenues that we generate from our collaborations under which we commercialize our software products should be recognized in accordance with the development plan of each specific collaboration, using contract accounting on a percentage of completion method - the input measure prescribed in SOP 81-1. As a result, revenues that we generate from these collaboration arrangements were recognized in accordance with our estimate regarding the status of the collaborative project. Any revisions to estimates of the status of a project (and the consequent recognizable revenues) are recorded in the period during which changes become known to us. If we do not accurately estimate the resources required for or the scope of work to be performed under each such collaboration arrangement, or do not manage our projects properly within the planned periods of time or satisfy obligations under the contracts, then the service margins may be significantly and negatively affected or losses on existing contracts may have to be recognized. We periodically check the possibility of losses from collaboration arrangements, which should be recognized immediately, in accordance with our projections. During 2003, no provision for losses was required.

We recognize software license revenues in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended. We recognize revenues when both parties sign an agreement or other persuasive evidence of an arrangement exists, when the software has been shipped or electronically delivered, when the fees are fixed or determinable, and when collection of the resulting receivable is probable, and no other significant obligations remain. For multiple element arrangements, where vendor-specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method" prescribed by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). Vendor-specific objective evidence of fair value is based on the price a customer is required to pay when the element is sold separately. We assess whether the fee is fixed or determinable and collection is probable at the time of the transaction. In assessing whether the fee is fixed or determinable, we analyze the payment terms of the transaction and other factors, including the nature and class of customer, our historical experience of collecting under our payment terms without granting a concession, the possibility of the product becoming technologically obsolete before the payments become due and the likelihood of the customer asking for a refund. If we determine the fee is not fixed or determinable, we defer the revenue until the payments under the arrangement become due. We assess whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue only at the time that collection becomes probable, which is generally upon the receipt of cash.

We recognize revenues from product sales in accordance with SAB 104 "Revenue Recognition" when shipment has occurred, persuasive evidence of an arrangement exists, the vendor`s fee is fixed or determinable, no future obligations exist and collection is probable.  We generally do not grant rights of return. Determination of the probability of collection is based on management`s judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that this criteria is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract. Revenues related to other services are recognized as the services are rendered.

Royalty and non non-royalty bearing grants from the Government of Israel through the Ministry of Industry, Trade and Labor - the Office of the Chief Scientist (OCS) for funding research and development projects, are recognized as revenues as the related research and development expenses are incurred (for more information, see "Research and Development, Patents and Licenses", below).

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

Contingencies

We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies", and the accounting treatment for such events is prescribed by the Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur". Legal proceedings are a form of such contingencies.

We are currently involved in certain legal proceedings and are required to assess the likelihood of any adverse judgments or outcomes of these proceedings as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. As of December 31, 2003, we believe that the status of legal proceedings (described in Item 8. "Financial Information; Consolidated Statements and Other Financial Information; Legal Proceedings") will not have a material impact on our financial condition, results of operations or cash flows. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or as a result of the effectiveness of our strategies related to these legal proceedings.

Investment in Evogene Ltd.

In accounting for our investment in Evogene Ltd. ("Evogene"), we adopted FIN 46 on July 1, 2003. Under FIN 46, we determined that Evogene qualified as a Variable Interest Entity ("VIE"), an entity which has one of the following: (1) an insufficient amount of equity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity owners that are unable to make decisions about the entity`s activities, or (3) equity that does not absorb the entity`s losses or receive the benefits of the entity.

FIN 46 requires consideration and estimates of significant number of possible future outcomes of the VIE as well as the probability that each of the outcomes will occur. The results of each possible outcome are allocated to the parties holding interests in the VIE. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcome (expected losses) or a majority of the potential positive outcomes (expected residual returns). That party, if any, is the VIE`s primary beneficiary and is required to consolidate the VIE. Calculating the expected losses and expected residual returns is highly subjective and requires the use of significant estimates.

We have examined the potential future results of Evogene, assigning probabilities to each potential outcome, and allocated these potential outcomes to the VIE`s variable interest holders. We have determined that we are not the primary beneficiary of Evogene Ltd., since we do not absorb the majority of the entity's expected losses or its expected residual returns.

Under FIN 46, the reconsideration of a VIE`s primary beneficiary status requires a triggering event, such as any of the following: (1) the entity`s governing documents or contractual arrangement among the parties have been changed, (2) sales of part of the variable interests to unrelated parties, (3) acquirement of newly issued variable interest in the entity or a portion of the primary beneficiary`s interest, or (4) decrease in assets due to losses incurred by the VIE.

Results of Operations

Selected Financial Data

The following discussion and analysis is based on and should be read in connection with our audited consolidated financial statements, including the related notes, contained in "Item 18 - Financial Statements" and the other financial information appearing elsewhere in this annual report.

	Year ended December 31
	1999*	2000*	2001*	2002*	2003
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenues:
Products and service	$ 3,237	$ 6,891	$ 10,366	$ 9,262	$ 6,776
Research and development grants	507	466	994	1,835	2,050
Total revenues	3,744	7,357	11,360	11,097	8,826

Cost of Products and Services	1,091	1,720	3,455	2,819	2,275
Research and development expenses	7,183	12,635	15,976	14,170	13,306
Sales and marketing expenses	1,166	3,781	6,565	5,538	3,811
General and administrative Expenses	3,152	5,397	4,383	3,614	6,650
Total operating expenses **	12,592	23,533	30,379	26,141	23,042
Operating loss	(8,848)	(16,176)	(19,019)	(15,044)	(14,216)
Financial and other income, net	719	2,772	3,875	2,840	2,774
Net loss	$ (8,129)	$ (13,404)	$ (15,144)	$ (12,204)	$ (11,442)
Dividends related to convertible preferred shares	1,886	24,923	-	-	-
Net loss available to ordinary shares	(10,015)	(38,327)	(15,144)	(12,204)	(11,442)
Basic and diluted net loss per ordinary share ***	$ (1.70)	$ (2.75)	$ (0.58)	$ (0.47)	$ (0.43)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	5,896,780	13,914,485	26,005,784	26,103,343	26,409,180
Pro forma basic and diluted net loss Per share (unaudited) ****	$ (0.58)	$ (0.69)	-	-	-
Pro forma weighted average number of shares outstanding (unaudited) ****	14,102,899	19,305,553	-	-	-

	As of December 31,

	1999	2000	2001	2002	2003
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$11,436	$90,675	$32,347	$48,402	$16,707
Long-term investments in marketable securities and bank deposits	-	-	46,148	18,940	43,803
Receivables, net	710	2,720	3,159	4,581	1,401
Inventory	380	347	134	111	-
Total assets	15,518	97,872	87,289	77,257	67,526
Accumulated deficit	(14,917)	(53,244)	(68,388)	(80,592)	(92,034)
Total shareholders' equity	12,787	92,510	80,062	68,881	59,808

(*) Reclassified

(**) Includes deferred stock compensation - see Note 11 of our 2003 consolidated financial statements.

(***) Basic and diluted net loss and pro-forma basic and diluted net loss, for the year ended December 31, 2000 exclude the non-cash dividend recorded in the amount of $24.9 million related to the beneficial conversion feature of the issuance of 5,538,462 Series C preferred shares (at a price of $6.50 per share). As per their terms, all preferred shares were converted to ordinary shares upon the closing of Compugen`s initial public offering ("IPO") in August 2000.

(****) Pro-forma basic and diluted net loss per share and pro-forma weighted average number of shares outstanding for the year ended December 31, 2000 give effect to the automatic conversion of the preferred shares which occurred in August 2000 upon the closing of the IPO (using the "as-if converted" method from original date of issuance).

Years Ended December 31, 2003 and 2002

Revenues. Total revenues decreased by 20% to approximately $8.8 million in 2003 from approximately $11.1 million in 2002. The decrease in revenues was primarily due to decreased sales of our Bioccelerator products line (which we have divested), decreased sales of LEADS, decreased sales of Genecarta, decreased sales of Oligolibraries, and decreased sales of Z3 and Z4000. The decrease in the sales of these products is attributable to the shift in focus away from commercializing our computational products in favor of generating long-term revenues from commercializing the therapeutic and diagnostic product candidates that we discover and develop. Revenues from research and development grants increased 12% to approximately $2 million for 2003 from approximately $1.8 million for 2002. This increase was due to an increase in grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Revenues from Novartis and Abbott represented 52% of our products and services revenues in 2003.

Cost of Revenues. Cost of revenues decreased 19% to approximately $2.3 million for 2003 from approximately $2.8 million for 2002. This decrease was primarily due to decreased costs related to the sale of LEADS, Bioccelerator systems and OligoLibraries.

Research and Development Expenses. Research and development expenses decreased 6% to approximately $13.3 million for 2003 from approximately $14.2 million for 2002. The decrease in research and development expenses was primarily due to the devaluation of the Israeli shekel against the US dollar and the decrease in stock based compensation expenses to approximately $308,000 for 2003 from approximately $621,000 for 2002. Research and development expenses as a percentage of total revenues increased from 128% in 2002 to 151% in 2003.

Sales and Marketing Expenses. Sales and marketing expenses decreased 31% to approximately $3.8 million for 2003 from approximately $5.5 million for 2002. This decrease was due to the devaluation of the Israeli shekel against the US dollar, the decrease in stock based compensation expenses to approximately $79,000 for 2003 from approximately $197,000 for 2002, and a decrease in promotional costs and marketing expenses. This later decrease is attributable to our decision to decrease our marketing and sales for some of our existing hardware and software tools products and related services. Sales and marketing expenses as a percentage of total revenues decreased from 50% in 2002 to 43.2% in 2003.

General and Administrative Expenses. General and administrative expenses increased 1% to approximately $3.7 million for 2003 from approximately $3.6 million for 2002. This increase was primarily due to an increase of approximately $602,000 in stock based compensation expenses. Without taking into account the stock based compensation expenses, general and administrative expenses decreased by 16% to approximately $3 million for 2003 from approximately $3.5 million for 2002. This decrease was primarily due to the devaluation of the Israeli shekel against the US dollar. General and administrative expenses as a percentage of total revenues increased from 33% for 2002 to 41% for 2003.

Financial Income, Net. Financial  income, net decreased by 24% to approximately $2.1 million for 2003 from approximately $2.8 million for 2002. This decrease was attributable to lower levels of cash and cash related accounts, and lower interest rates we received on short-term bank deposits and short and long-term marketable securities. This decrease was partially offset by other income, consisting of approximately $218,000 received from the sale by our subsidiary, Compugen USA, Inc., of its New Jersey net operating losses carryover, and of approximately $459,000 attributed to capital gains in connection with the sale of our Bioccelerator product line (see Note 3 of our 2003 Consolidated Financial Statements). Financial income, net as a percentage of total revenues decreased from 25% for 2002 to 24% for 2003.

Years Ended December 31, 2002 and 2001

Revenues. Total revenues decreased 2% to approximately $11.1 million for 2002 from approximately $11.4 million for 2001. The decrease in revenues was primarily due to decreased sales of Bioccelerator systems, decreased sales of LEADS and decreased sales of Genecarta, which were partially offset by increased sales of OligoLibraries. Revenues from research and development grants increased 85% to approximately $1.8 million for 2002 from approximately $994,000 for 2001. This increase was due to an increase in grants received from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (OCS). Revenues from Pfizer, Novartis and diaDexus represented 44% of our products and services revenues in 2002.

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

Financial and Other Income, Net. Financial and other income, net decreased 27% to approximately $2.8 million for 2002 from approximately $3.9 million for 2001. This decrease was attributable to lower levels of cash and cash related accounts, and lower interest rates we received on short and long-term bank deposits and marketable securities. Financial and other income, net as a percentage of total revenues decreased from 34% for 2001 to 26% for 2002.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, several investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and we are, therefore, eligible for the reduced tax benefits under the Law for the Encouragement of Capital Investments, 1959. We have derived, and expect to continue to derive, a substantial portion of our income from the approved enterprise programs at our manufacturing facility. Subject to compliance with applicable requirements, the portion of our revenues derived from the approved enterprise programs will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of up to 25%, depending on the percentage of non-Israeli investors holding our ordinary shares. The period of tax benefits with respect to our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary. There can be no assurance that such tax benefits will continue in the future at their current levels or otherwise.

As of December 31, 2003 we did not have any taxable income. As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $47 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2003, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $13 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between the years 2012 and 2023.

Use of our U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

For a description of Israeli government policies that affect our research and development expenses, and the financing of our research and development, see Subsection C in this Item 5 below, entitled "Research and Development, Patents and Licenses; Israeli Government Research and Development Programs".

B. LIQUIDITY AND CAPITAL RESOURCES

In 2003, as in 2002 and 2001, our sources of cash came from a private placement that took place in July 2000 our IPO, which took place in August 2000, from revenues generated from sales, from Israeli government grants, and from financing activities. We used these funds primarily to finance our business operations.

Equity Financing

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

In August 2000, we sold 5,000,000 of our ordinary shares in the initial public offering of our shares on the Nasdaq National Market, and in September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. Our aggregate consideration from these sales was $57.5 million ($51.1 million net of issuance expenses). All outstanding preferred shares were converted into Ordinary Shares upon the closing of the initial public offering.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $9.0 million in 2001, approximately $9.1 million in 2002, and approximately $5.6 million in 2003. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities consists of purchase of marketable securities, purchases of short-term and long-term deposits, purchases of property and equipment, and proceeds from redemption of marketable securities. Net cash provided by (used in) investing activities was approximately $(63.4) million in 2001, approximately $5.8 million in 2002, and approximately $4.9 million in 2003. The decrease in net cash provided by investing activities in 2003 is mainly attributable to the proceeds of approximately $30.2 million received from short-term and long-term deposits, the investment of approximately $39.6 million in marketable securities, the proceeds from sale of marketable securities, of approximately $17.9 million, and the de-consolidation of Evogene Ltd., of approximately $1.4 million.

Net Cash Provided by Financing Activities

Our net cash provided by financing activities was approximately $104,000 in 2001, approximately $161,000 in 2002, and approximately $3.3 million in 2003. The principal sources of cash provided by financing activities in 2001 and 2002 were derived from proceeds received from the issuance of Ordinary Shares as result of the exercise of options by employees. The increase in net cash provided by financing activates in 2003 attributable to proceeds that we received from the issuance of ordinary shares as result of the exercise of options by employees, and from proceeds of approximately $2 million that our then-consolidated subsidiary, Evogene Ltd., raised through a convertible loan (See Note 1 of our 2003 Consolidated Financial Statements).

Net Liquidity

Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term and long-term marketable securities. As of December 31, 2003, we had cash and cash equivalents, and short-term marketable securities of approximately $16.7 million, and long-term marketable securities of approximately $43.8 million. We believe that our existing cash and cash equivalents, and short-term and long-term marketable securities will be sufficient to fund our operations for at least the next two years. However, we may need additional equity or debt financing in the future to fund our operations or to finance potential acquisitions of other businesses, products or technologies.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major expenditure, representing more than 50% of the total operating expenses for each of 2001, 2002 and 2003. Our research and development expenses were $13.3 million in 2003 compared to $14.2 million in 2002, and $16.0 million in 2001. As of December 31, 2003, 103 of our employees were engaged in research and development on a full-time basis. This represents approximately 67% of our entire work force.

Consistent with our changed focus in favor of developing drug and diagnostic products based on our internal discoveries (see "Item 4. Business Overview"), our research and development efforts are focused on the development of our proprietary technological infrastructures, discovery engines, and of our internal drug and diagnostic product candidate pipeline. We expect that in 2004 our research and development expenses will continue to be our major expenditure, representing more than 50% our total operating expenses.

We believe that our future success will depend, in large, on our ability to continue to expand our inventory of promising potential therapeutic proteins and diagnostic markers, which we intend to discover through the use of our discovery engines and related technologies and validate in our biological laboratories.

Israeli Government Research and Development Programs

We participate in programs offered by the Office of the Chief Scientist under the Industry, Trade and Labor Ministry of Israel (the "OCS") that supports research and development activities. We received grants and other forms of consideration from the OCS of approximately $994,000 in 2001, approximately $1.8 million in 2002, and approximately $2.1 million in 2003. We have applied for grants from the OCS for the year 2004.

We received grants from the OCS for several projects. Under the terms of these grants, we will be required to pay a royalty ranging between 3% to 5% of the net sales of products developed from an OCS funded project, beginning with the commencement of sales of such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2003, our contingent accrued obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $2.9 million, which represents the percentage payable on future net sales of products that were developed under OCS-funded projects.

Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the OCS provides a special approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the OCS, to between 120% and 300% of the amount of funds granted. The specific increase within this range would depend on the extent of the manufacturing to be conducted outside of Israel. Alternatively, the restriction on manufacturing outside of Israel shall not apply to the extent that plans to manufacture were disclosed when filing the application for funding (and provided the application was approved based on the information disclosed in the application). In such circumstances, the OCS will take into account the proposal that OCS-funded projects will have an overseas manufacturing component. Under applicable Israeli law, Israeli government consent is required to transfer to Israeli third parties technologies developed under projects, which the government funded. Transfer of OCS-funded technologies outside of Israel is prohibited. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are prohibited. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies.

In addition to the OCS programs described above, we participate in a number of research consortia in which Israeli research institutions and high technology companies are members. These consortia are devoted to the development of generic technologies in the fields of biotechnology, agricultural biotechnology and pharmaceuticals. The OCS MAGNET program sponsors these consortia. Under the terms of the MAGNET program, the OCS contributes 66% of the consortium`s research budget that the OCS approves and the consortium industry members contribute the remaining 34%. No royalties are payable to the OCS with respect to this funding. Expenses in excess of the approved budget are borne by the consortium members.

In general, any member of a consortium that develops technology in the framework of a consortium retains the intellectual property rights to this technology and all other consortium members have the right to use and implement this technology without having to pay royalties to the developing consortium member, provided that the technology will not be transferred under any circumstances to any entity outside of the consortium. The terms of the program prohibit the manufacture of products using technology developed in the context of the program outside of Israel nor the transfer of technology developed under the program to any Israeli third party, without the prior written consent of the OCS. Transfer of OCS-funded technologies outside of Israel is strictly prohibited. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are prohibited. These restrictions do not apply to exports from Israel of products developed with these technologies.

D. TREND INFORMATION

Trend Towards Consolidation

There is a trend towards consolidation in the pharmaceutical and biotechnology industries, which may negatively affect our ability to enter into agreements. This trend often involves larger companies acquiring smaller companies, and this may result in the remaining companies having greater financial resources and technological capabilities, thus intensifying competition in the industry. This trend towards consolidation in the pharmaceutical and biotechnology industries may also result in there being fewer customers for our products and services. Also, if one of the consolidating companies already uses the technologies or services of our competitors, we may lose existing customers as a result of such consolidation.

Trend Towards Making Genomic Data and Related Software Publicly Available

Large amounts of genomic data are increasingly becoming available to the general public. To date, most of the public efforts relating to human genomics involved producing data under the Human Genome Project. Following the publication of the first draft of the human genome, there has been an increase in public efforts to develop analysis tools for understanding genomic, functional genomic and proteomic data. These efforts have already resulted and may further result in the future in the development of products, which are competitive to ours and that are available free of charge. Such developments could require us to lower our prices, could cause some of our products to be less commercially viable or to be obsolete, or could assist third parties to discover genes or proteins that are of interest to us.

The Pharmaceutical industry is reluctant to in-license potential therapeutic products, which are at the early stage of their development

In the past, pharmaceutical companies were willing to in-license potential therapeutic product candidates that were in an early developmental stage. Genomics-based drug discovery and development companies were able to commercialize their intellectual property based only on initial developmental work, and without necessarily performing any preclinical or clinical experiments. This trend recently shifted towards a reluctance on the part of pharmaceutical and biotechnological companies to in-license product candidates unless such products attained an advanced developmental stage, typically Phase II clinical trials. Even more recently, pharmaceutical and biotechnological companies have been inclined to in-license product candidates at a stage of development which is significantly earlier than Phase II clinical trials so that they can themselves control and manage the development of product candidates.

The impact on us of the most recent trend (that favors the in-licensing of product candidates at a relatively early developmental stage), if it persists, is that the money and other resources that we may be required to invest in our product candidates in advance of commercializing them may be reduced. However, if this trend does not persist, we may be required to invest a substantial amount of money and other resources in each product candidate, without assurance that its product candidates will be commercialized and the number of product candidates in which we will be able to invest our research and development resources will be limited.

If we are successful in commercializing some of our product candidates at an earlier developmental stage, the consideration that we can expect to receive for our product candidates would be commensurately low.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance-sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2003 and should be read together with the accompanying comments that follow.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Operating Lease Obligations	2,602	1,090	1,512	-
Other Long-Term Liabilities Reflected on the Company`s Balance Sheet under the GAAP of the primary financial statements	60	-	-	60
Total	2,662	1,090	1,512	60

The above table does not include royalties that we may be required to pay to the OCS (See "Section C. Research and Development, Patents and Licenses" in this Item 5). We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS, if at all, since these amounts and times depend on our ability to sell products based on the OCS-funded technologies and the timing of any such sales.

The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of February 29, 2004.

Name	Age	Positions
Martin S. Gerstel	62	Chairman of the Board of Directors
Mor Amitai, Ph.D	38	Chief Executive Officer, President and Director
David Haselkorn, Ph.D	59	Director
Rimon Ben-Shaoul	59	Director
Orna Berry, Ph.D	54	Director
David Schlachet	58	Director
Ruben Krupik	52	Director
Nurit Benjamini	37	Chief Financial Officer
Erez Chimovits	40	President, Compugen USA, and Executive Vice President, Commercial Operations
Kinneret Savitsky, Ph.D.	36	Vice President, Biology, Research and Development
Dror Ofer, Ph.D.	40	Vice President, Chemistry, Research and Development
Dorit Bitter	35	Vice President, Computational Life Sciences, Research and Development
Ronit Weinstein	41	Vice President, Human Resources

Martin S. Gerstel has served as our chairman since August 1997. Prior to relocating to Israel in 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, a pharmaceutical company developing advanced drug delivery mechanisms, which he helped found in 1968. Mr. Gerstel is also the co-founder and co-chairman of Itamar Medical, a medical device company headquartered in Israel, and serves as a director of Evogene, Symyx Technologies, and the Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of The Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-U.S. Bi-national Industrial Research and Development (BIRD) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Mor Amitai, Ph.D. joined Compugen in 1994. He held several positions, including Chief Scientist and Head of Research, before assuming his current position at the Company in 1997. Between 1991 and 1994, Dr. Amitai worked as a digital signal processing engineer, developing speech recognition technologies, at Comverse Technologies (NASDAQ: CMVT). Previously, Dr. Amitai carried out algorithm and communications system development for five years in the Israeli Defense Forces, which he left as a captain. Dr. Amitai holds a B.S. in Mathematics and Physics, and an M.S. and a Ph.D. in Mathematics, all from The Hebrew University of Jerusalem.

David Haselkorn, Ph.D. has served as a director since December 1998. From 1998 to 2003 Dr. Haselkorn served as the Chief Executive Officer of Clal Biotechnology Industries Ltd. From 1987 to 1998, Dr. Haselkorn served as a Managing Director and Chief Operating Officer of Bio-Technology General Corp. Dr. Haselkorn is also on the board of directors of several privately-held companies. Dr. Haselkorn holds a B.Sc. in Chemistry and an M.Sc. in Biochemistry from Hebrew University, and a Ph.D. in Chemical Immunology from the Weizmann Institute of Science.

Rimon Ben-Shaoul has been Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. since February 2001. From June 1997 to February 2001, he was President and Chief Executive Officer of Clal Industries and Investments Ltd., one of Israel`s largest holding companies. During that period, Mr. Ben-Shaoul also served on the Boards of Directors of Clal (Israel) Ltd. and several of its subsidiaries.  From 1985 to June 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a member of its Board of Directors, and Chairman or member of the Board of Directors of various subsidiaries of Clal Insurance Company Ltd. He holds a B.A. in economics and an MBA from Tel Aviv University.

Orna Berry, Ph.D joined our Board as an outside director in June 2001. She is a Venture Partner at Gemini Israel Funds, and the Chairperson at Lambda Crossing, Ltd. and at Riverhead Inc. From 1997 to 2000, she was the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. Dr. Berry was the co-founder of ORNET Data Communication Technologies Ltd. She served as the Chief Scientist of Fibronics and as a senior research engineer in several companies, including IBM and UNISYS.  Dr. Berry received her Ph.D. in computer science from the University of Southern California and her M.A. and B.A. degrees in statistics and mathematics from Tel Aviv and Haifa Universities, respectively. Dr. Berry serves as an outside director on our Board for a fixed term, which expires in June 2004.

David Schlachet joined our Board as an outside director in June 2001.  He is a managing partner of BioCom Management and Investment (2002) Ltd, which serves as the managing company of BioCom venture capital fund, focused on life sciences.  He also serves on the Boards of Directors of the following companies: Poalim Capital Markets & Investments Ltd., Harel Capital Markets Ltd., Taya Investment Company Ltd., United Studios Ltd., Pharmos Ltd., Taldor Ltd., ProSeed Venture Capital Fund Ltd and Israel Discount Bank Limited. From 1997 to July 2000, he was Chairman of the Board of Directors of Elite Industries Ltd. From 1996 to January 2000, Mr. Schlachet served as Vice President of the Strauss Group of companies. From 1990 to 1996, he was Vice President, Finance and Administration at the Weizmann Institute of Science. From 1989 to 1990, Mr. Schlachet was Chief Executive Officer of Yeda Research and Development Ltd. of the Weizmann Institute of Science. From 1974 to 1988, he was a senior manager at the Investment Company of Bank Poalim Ltd. Mr. Schlachet holds a B.Sc. degree in chemical engineering from the Technion, Israel Institute of Technology and an MBA degree from Tel Aviv University. Mr. Schlachet serves as an outside director on our Board for a fixed term, which expires in June 2004.

Ruben Krupik joined our board in 2003. Mr. Krupik serves as the President and CEO of ARTE - Arison Technologies Ltd., which provides a framework of business development, investments and management for Arison Holdings` high-tech interests. Mr. Krupik serves as the active chairman of Steps Ventures, the general manager of Biomedical Investments, and a manager of the Arison Group's technology division. He also serves as a director in a number of leading Israeli hi-tech companies. From 1991 to 2000 Mr. Krupik held a number of positions, including the President and CEO of RDC Rafael Development Corporation Ltd. Prior to that, Mr. Krupik held a number of senior management positions at Tadiran Communications Group. Mr. Krupik holds an LL.B. in law from the Tel Aviv University and BA in Economics and Political Sciences from the Hebrew University.

Nurit Benjamini joined Compugen in 2000 bringing over ten years of experience in the Israeli and international economic field. Prior to her position at Compugen, Ms. Benjamini served as CFO of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini was CFO at Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Previously, she worked as a Chief Financial Analyst and Economist with Cubital Ltd., and as an economist on the Tel Aviv Stock Exchange. Ms. Benjamini holds a B.A. in Economics and Business and an MBA in Finance, both from Bar Ilan University, Israel.

Erez Chimovits joined Compugen in 1999, holding several senior business development and sales positions before assuming his current position in 2001. Prior to joining Compugen, Mr. Chimovits held various positions in business development, marketing and sales at Saifan Ltd. Mr. Chimovits holds a B.S. in Biology, an M.S. in Microbiology, and an MBA, all from Tel Aviv University, Israel.

Kinneret Savitsky, Ph.D. joined Compugen in 1997 as a senior scientist in the Company's then newly founded laboratory. In 2000, she assumed her current position within the Company. Dr. Savitsky completed her Ph.D. in the Department of Human Genetics at Tel Aviv University on the subject of identification of genes related to genetic diseases. Dr. Savitsky also holds a B.S. in Life Sciences from The Hebrew University of Jerusalem, and an M.S. from the Department of Human Genetics at Tel Aviv University, Israel.

Dror Ofer, Ph.D. joined Compugen in 1998 as a research scientist, and soon became involved in the chemical aspects of drug discovery. In 2001, he assumed his current position. Prior to joining Compugen, Dr. Ofer served as a senior research physicist at a national laboratory. Dr. Ofer holds a B.S. in physics from The Hebrew University of Jerusalem, an M.S. in physics from Ben-Gurion University, and a Ph.D. in physics from The Weizmann Institute of Science, all in Israel.

Dorit Bitter joined Compugen in 2001, holding several senior positions in research and development before assuming her current position in 2002. Prior to joining Compugen, Ms. Bitter worked at Cimatron, where she held various R&D management positions during her seven-year tenure at the company. Ms. Bitter earned a B.S. in mathematics and computer science and an M.S. in mathematics, both from The Hebrew University of Jerusalem.

Ronit Weinstein joined Compugen in 2003 with almost 10 years of experience in human resources and organizational consulting. Most recently, Ms. Weinstein was Vice President of Human Resources at Enavis Networks, a subsidiary of ECI Telecom (NASDAQ: ECIL). Prior to working for Enavis, Ms. Weinstein served as Director of Human Resources for ECI Telecom and Tadiran Telecommunications Transport Network Division. Previously, Ms. Weinstein served as Human Resources Manager at Comtek. Ms. Weinstein also worked as an organizational consultant for Lotem for four years. Prior to 1993, Ms. Weinstein was a research assistant and lecturer at Tel Aviv University and at the Tel Aviv College of Management. Ms. Weinstein holds a BA in Sociology and Political Science from Tel Aviv University and an MA in Sociology from UCLA.

Compensation

The aggregate compensation paid by us and by our subsidiaries to all persons who served as directors or senior management for the year 2003 (13 persons) was $1,216,427. This amount includes $335,035 set aside or accrued to provide pension, severance, retirement or similar benefits.

During 2003, we granted a total of 755,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $2.38 and $5.91 per share, and each expires ten years after their respective date of grant, except for the options granted to Mr. Gerstel, which will expire six years after their grant (See Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Consulting Agreement with Shomar Corporation"). As of December 31, 2003, there were a total of 2,041,991 outstanding options to purchase ordinary shares that were granted to our directors and senior management, and 75,000 outstanding options that were granted to the members of our scientific advisory board.

All members of our Board who are not employees or consultants of the company are reimbursed for their expenses for each meeting attended and are eligible to receive share options under our share option plans. The aggregate amount paid to all of our non-employee directors for the year ended December 31, 2003 was approximately $55,230. These fees are adjusted semi-annually to reflect changes prescribed by regulations under the Companies Law, for payment to outside directors. Members of our scientific advisory board receive cash compensation and, have been granted and may be granted further share options for their services.

Approvals Required for Compensation to our Directors

In accordance with the requirements of Israeli Law, we determine our directors` compensation in the following manner:

●        first, our Audit Committee reviews the proposal for compensation;

●        second, provided that the Audit Committee approves the proposed compensation, the proposal is then submitted to our entire Board for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and

●        finally, if the Board approves the proposal, it must then submit its recommendation to our shareholders, which is usually done in the forum of our shareholders` general meeting;

●        the approval of a majority of our shareholders is required to implement any such compensation proposal.

Board Practices

Election of Directors and Terms of Office

Our board of directors currently consists of seven members, including our chairman and chief executive officer. Other than our two outside directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. In August 2003, our Board appointed Ruben Krupik to serve as a director of the Company. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all our directors, other than our outside directors, will serve as directors until our next annual general meeting of shareholders.

Dr. Orna Berry and Mr. David Schlachet serve as outside directors pursuant to the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law") for a three-year term ending in June 2004. After this date, their term of service may be renewed for one additional three-year term, by an ordinary resolution by the annual general meeting of our shareholders.

None of our directors or officers have any family relationship with any other director or officer.

None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service, except for Dr. Mor Amitai who is entitled to severance as an employee, pursuant to the terms of his employment agreement.

Our Articles of Association permit us to hold directors and officers' liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations.

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

Outside and Independent Directors

The Israeli Companies Law, 5759 - 1999 (the "Companies Law") requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if that person or that person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of that person's appointment to serve as an outside director, had any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

●        an employment relationship;

●        a business or professional relationship maintained on a regular basis;

●        control; and

●        service as an office holder.

No person may serve as an outside director if that person's position or business activities create, or may create, a conflict of interest with that person's responsibilities as an outside director or may otherwise interfere with his/her ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

●        the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; abstaining votes shall not be counted in this vote, or

●        the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

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

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, since we are a Foreign Private Issuer under the Nasdaq Marker Rules, the Nasdaq National Market requires us to have at least two independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are directors independent of management.

Dr. Orna Berry and Mr. David Schlachet currently serve as our outside directors under Israeli law and as our independent directors under Nasdaq requirements. They both serve on our audit committee.

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

Our audit committee is currently comprised of Dr. Orna Berry, Mr. David Schlachet and Mr. Rimon Ben-Shaoul. Mr. Rimon Ben-Shaoul serves as the Chairman of our Audit Committee.

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

Scientific Advisory Board

Our scientific advisory board convenes once or twice annually, and we consult with its individual members when we determine that there is a need to do so. At the advisory board meetings, we review our primary ongoing and planned projects, and the advisory board recommends which projects to pursue and in what priority. Our scientific advisory board currently includes:

Name

Affiliation

Richard Durbin, Ph.D.	Head of Informatics and Deputy Director, Welcome Trust Sanger Institute, United Kingdom
C. Ronald Kahn, M.D.	President and Director, Joslin Diabetes Center, Mary K. Iacocca Professor, Harvard Medical School
Joseph Schlessinger, Ph.D.	William H. Prusoff Professor and Chairman of the Department of Pharmacology of the Yale University School of Medicine; Member, National Academy of Sciences, USA

Arthur Weiss, M.D., Ph.D.	Ephraim P. Engleman Distinguished Professor of Rheumatology; Investigator, Howard Hughes Medical Institute, University of California, San Francisco

Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities, by geographic location.

Year Ended December 31,	2003	2002	2001
Research & Development Israel U.S. United Kingdom	95 7 1	109 15 1	108 17 -
Administration, Accounting and Operations Israel U.S.	24 4	23 3	22 4
Sales, Marketing, Business Development and Support Israel U.S. United Kingdom	2 7 1	8 9 2	12 13 -
Total	141	170	176

We and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay, travel expenses and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Our employees are not represented by a labor union. We have written employment contracts with our employees and we believe that our relations with our employees are good.

Share Ownership

Share Ownership by Directors and Senior Management

All of the persons listed above under the caption "Directors and Senior Management" own ordinary shares and/or options to purchase ordinary shares. Except as set forth in the table below, none of the directors or executive officers owns shares and/or options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 29, 2004, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 29, 2004.

Beneficial Owner	Amount Owned	Percent of Class
Martin S. Gerstel (1)	1,748,008	5.8%
Mor Amitai, Ph.D. (2)	568,350	1.9%
All directors and senior management as a group	2,841,888	9.5%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, 1,119,888 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, and options to purchase 78,120 shares that are exercisable within 60 days of February 29, 2004.  Based on information disclosed by Mr. Martin Gerstel on his Form 13G, as filed with the SEC on February 17, 2004.

(2) Includes options to purchase 568,350 shares that are exercisable within 60 days of February 29, 2004.

Share Option Plans

We maintain the following share option plans for our and our subsidiaries' employees, directors and consultants. In addition to the discussion below, see Note 11 of our Consolidated Financial Statements.

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

Compugen Ltd. Employee Share Option Plan (1996)

We have granted options to purchase up to 559,750 ordinary shares to our employees and consultants under the Compugen Ltd. Employee Share Option Plan (1996). As of February 29, 2004, options to purchase 125,500 ordinary shares, granted at a weighted average exercise price of approximately $1.98 per share, remained outstanding under the plan. These options expire ten years after the date of grant or four weeks after termination of a grantee`s employment or other relationship with us, without cause. If we terminate the grantee for cause, the options expire immediately. We do not intend to grant additional options under this plan.

Compugen Share Option Plan (1998)

Under the Compugen Share Option Plan (1998), we have granted options to purchase up to 2,289,250 ordinary shares to employees, directors and consultants of Compugen and its subsidiaries. As of February 29, 2004, options to purchase 786,323 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $2.18 per share. Options to purchase 1,075,656 ordinary shares under the plan have previously been exercised at an exercise price of approximately $1.56, and options to purchase 638,021 ordinary shares remain available for future grant. If a grantee leaves his or her employment or other relationship with us, his or her unexercised vested options expire 90 days later.

Compugen Share Option Plan (2000)

Under the Compugen Share Option Plan (2000), we may grant options for up to an aggregate of 5,701,627 ordinary shares to our and our subsidiaries' employees, directors and consultants. This total number automatically increases every January 1 by the lesser of 1,500,000 shares or 4% of the total number of our then-outstanding shares, or such lower amount as shall be determined by the board of directors. If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause, his or her unexercised options will expire 90 days later. As of February 29, 2004, options to purchase 3,544,479 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $4.27 per share.

Options to purchase 387,546 ordinary shares under the plan have previously been exercised at an exercise price of approximately $4.013, and options to purchase 1,760,689 ordinary shares remain available for future grant.

In 2003, the terms of this plan were modified to comply with changes in the Israeli tax law relating to the taxation of incentive options to Israeli resident employees. Pursuant to the Tax Reform (See "Item 10. Additional Information. Taxation. Israeli Tax Considerations. Tax Reform") and in order to comply with the revised provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the "Ordinance"), on February 4, 2003 our board of directors adopted an addendum to our share option plan which applies to options granted as of January 1, 2003 to grantees who are residents of Israel (the "Addendum"). The Addendum does not affect grantees that are not residents of Israel.

On February 4, 2003 our Board further resolved to elect the "Capital Gains Track" (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, under the Capital Gains Track the tax liability to a Grantee resulting from the grant and exercise of options will be postponed until the time that shares that are acquired upon the exercise of options will be sold or released from trust, subject to fulfillment of the requirements of Section 102 of the Ordinance. Entitlement to the benefits under the Capital Gains Track is contingent upon the grantee of options holding them and the shares issued upon their exercise for a period of at least 24 months from the end of the tax year in which the award was made. Under the Capital Gains Track, a fixed rate of 25% apply to gains that are realized from the sale of shares issued upon exercise of options (i.e. for sales proceeds in excess of the exercise price of the options, assuming that the exercise price is equal to the fair market value of the shares on the date of the award), and provided that the sale occurs after the required holding period.

If a grantee sells shares or releases them from trust prior to expiration of the required holding period, the grantee will be subject to income tax on his gains at a rate which is his or her marginal income tax rate (currently up to 49%), as well as payment of associated health tax and national insurance payments. Additionally, in such circumstances, withholding requirements will apply and be carried out by the employing company in accordance with applicable laws, regulations and rules.

Neither Compugen nor the grantee will be liable for payment of national insurance payments or health tax in connection with the granting or exercise of options that are exercised under the Capital Gains Track mechanism, or upon the sale of the shares underlying such options or upon the release of such shares from the trust, provided that such sale or release occurs after the required holding period.

We will not be entitled to a tax deduction for Israeli income tax purposes with respect to options granted under the Capital Gains Track.

Non-Plan Options

In 1996, we granted options to purchase a total of 249,250 ordinary shares to three of our employees. 133,847 of these options were forfeited without being exercised in November 1999. In addition, 54,663 of these options have been exercised to date. The terms of these options are the same as those granted under the Compugen Share Option Plan (1998). We do not intend to grant additional options under this plan.

Directors` Options

Prior to our initial public offering, we adopted a plan to grant options to our directors, effective as of the closing of our initial public offering. Pursuant to such plan, effective as of the closing of our initial public offering, we granted options to purchase 20,000 ordinary shares at an exercise price of $10.00 per share to each of our directors (serving on our board on the date of the closing of our initial public offering) who were not our employees or consultants. Of these options, options to purchase 1,250 ordinary shares vest at the end of every three-month period following the date of grant. Pursuant to this plan, we also granted and will continue to grant to each new non-employee director options to purchase 20,000 ordinary shares at the time he or she becomes a director. Of these options, options to purchase 5,000 ordinary shares vest on the first anniversary of the grant date, and options to purchase 1,250 ordinary shares vest at the end of every three-month period afterwards. In addition, pursuant to the plan, we grant each director options to purchase an additional 5,000 ordinary shares on each anniversary of the initial date of grant of options to such director. Of these options, options to purchase 1,250 ordinary shares vest at the end of every three-month period during the fourth year after the date of grant. All of the options described above have been and will be granted under, and subject to, the terms of share option plans of Compugen in effect on the date of the grant of the option.

On September 3, 2002 our shareholders approved the following grants to our Board members: (i) each audit committee member shall be entitled to an annual grant of options to purchase 2,000 ordinary shares, (ii) each executive committee member shall be entitled to an annual grant of options to purchase 2,000 ordinary shares, and (iii) in addition to the previous grants, the chairmen of the Audit Committee and the Executive Committee respectively, shall each be granted additional options to purchase 2,000 ordinary shares, each year. All of these options shall vest over a four-year period. As of February 29, 2004, 16,000 of these options have been granted to our directors, at an exercise price of $2.89 per share. The rest of these options shall be granted at the exercise price equal to the fair market value of Compugen`s shares, at the time of grant.

On September 3, 2002 our shareholders approved the following grants to Dr. David Haselkorn: (i) the grant of options to purchase 2,000 ordinary shares, and (ii) upon each anniversary of said grant, the grant of additional options to purchase 2,000 ordinary shares, subject to Dr. Haselkorn`s continued provision of service to Evogene. The options shall vest over a four-year period. The exercise price of the first 4,000 options is $2.89 per share. The exercise price for the other options shall be equal to the fair market value of Compugen`s shares on the date of each grant.

On July 30, 2003, our shareholders approved the following grants to Mr. Gerstel, our active Chairman of the Board of Directors:

(i)             the grant of options to purchase 150,000 of our ordinary shares at the exercise price of $2.38 per share, in consideration of Shomar`s waiver of the annual consulting fees of $150,000 for each of the years 2003 through 2006, to which it was entitled under the Consulting Agreement dated October 1998 between Shomar Corporation and the Company, as amended (for more information about this agreement, see: "Item 7. Major Shareholders and Related Party Transactions; Related Party Transactions; Consulting Agreement with Shomar Corporation"); and

(ii)           the grant of options to purchase 100,000 of our ordinary shares, at the exercise price of $2.38 per share, in consideration for Mr. Gerstel`s services as active Chairman of the Company`s Board of Directors.

These options were granted under the terms of our Share Option Plan (2000), and are subject to vesting over a period of four years, commencing as of January 1, 2003, in a manner that 1/48 of the options vest at the end of each calendar month, and will expire six years after the date of their grant.

On July 30, 2003, our shareholders approved the following grant of options to Dr. Mor Amitai, the Company`s Chief Executive Officer and President: Dr. Amitai was granted options to purchase 200,000 ordinary shares of the Company, at the exercise price of $2.38 per share. The options were granted under the terms of our Share Option Plan (2000), and are subject to vesting over a period of four years, commencing as of April 1, 2003, in a manner that 1/48 of the options vest at the end of each calendar month, and will expire ten years after the date of their grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of February 29, 2004 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

To our knowledge, Apax (OCS) Nominees Limited ceased to be a major shareholder of Compugen during 2003.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (1)	1,748,008	5.8%
Clal Industries & Investments Ltd. (2)	3,056,274	10.2%
AXA Assurances I.A.R.D. Mutuelle (3)	3,230,070	10.8%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, 1,119,888 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, and options to purchase 78,120 shares that are exercisable within 60 days of February 29, 2004. Based on information disclosed by Mr. Martin Gerstel on his Form 13G, filed with the SEC on February 17, 2004.

(2) Includes 10,526 shares held by Clal Industries & Investments Ltd. and 3,045,748 shares held by Clal Biotechnology Industries Ltd. Clal Industries & Investments Ltd.`s address is 3 Azrieli Center, Tel Aviv 67023, Israel. This disclosure is based on information disclosed by Clal Industries & Investments Ltd. on its Form 13G, as filed with the SEC on May 19, 2003.

(3) This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on its Form 13G, as field with the SEC on November 30, 2003.

As of February 29, 2004, there were a total of 127 holders of record of our ordinary shares, of which 72 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 86% of the outstanding ordinary shares.

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

Evogene Ltd.

In October 1999, we formed a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we spun-off the business of this division into a majority-owned subsidiary, Evogene Ltd. ("Evogene") in which we hold 82% of Evogene`s outstanding share capital. On January 6, 2003, a group of investors, led by Martin Gerstel, the Chairman of our board of directors (the "Lenders"), extended to Evogene Ltd. a loan, convertible into equity, in the amount of $2,000,000. Upon conversion of the loan, Evogene will issue to the Lenders Preferred A Shares (convertible into ordinary shares), with certain preferences over ordinary and ordinary-1 shares, such as preference in the case of liquidation or deemed liquidation, and full ratchet dilution protection. We did not participate in this financing round. The convertible loan was extended by new lenders after we determined that we do not wish to invest additional capital in Evogene, since Evogene`s business is outside the scope of our strategic focus of developing technologies in the field of human health. Under the convertible loan, we agreed to: (1) forgo the entire loan that it extended to Evogene upon Evogene`s incorporation, in the amount of $900,000 plus all accrued interest, and (2) extend until December 31, 2005 the term of the license to use our computational platform free of charge, that was granted to Evogene upon Evogene`s incorporation. We also waived, in connection with the convertible loan, our right to appoint the majority of the directors in Evogene, and we now have the right to appoint only two out of the six directors in Evogene. Mr. Amos Meltzer, our employee and General Counsel is a director appointed by our Board to Evogene`s board of directors. Following the closing of the Convertible Loan transaction, we granted the Lenders an irrevocable proxy empowering them to vote 820,000 of our shares in Evogene (which constituted 50% of our shareholding of Evogene), subject to certain adjustments, based on the conversion of the Loan, from time to time. Following the Convertible Loan transaction our shares in Evogene were converted into ordinary-1 shares (convertible into ordinary shares), to allow for certain preferences over ordinary share holders, in the case of liquidation or deemed liquidation of Evogene. In February 2004, Evogene and the Lenders entered into an Amended and Restated Convertible Loan Agreement, under which the amount of the Convertible Loan was increased by an additional $1,551,000. We did not participate in this second financing round. Under both transactions, certain Lenders received warrants to purchase shares of Evogene.

Registration Rights

On July 17, 2000 and pursuant to an Investor Rights Agreement of that date between the Company and its shareholders, we issued 5,538,462 Series C preferred shares to certain entities, some of which were shareholders of Compugen at the time of issuance. Upon the closing of the initial public offering of our ordinary shares in August 2000, each Series C preferred share was converted into one ordinary share and all preferred rights granted to the series C preferred shareholders expired, except for the registration rights that were granted under the terms of the Investor Rights Agreement dated July 17, 2000. The holders of registration rights are entitled to request that we effect the registration of their Compugen ordinary shares under the Securities Act of 1933. Pursuant to the Investor Rights Agreement, at the request of any holder of demand registration rights, we must use our best efforts to register at least 20% of the shares held by that holder if they are not freely tradable under the Securities Act. These demand rights may be exercised at least six months following any other registration of our shares. Certain groups of shareholders may only make one demand for us to register shares. Other of our shareholders and a warrant holder will have the right to include their shares in these registrations, subject to specified limitations.

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

Consulting Agreement with Shomar Corporation, a company controlled by Martin Gerstel, our active Chairman of the board of directors

In October 1998, we entered into a consulting agreement with Shomar Corporation ("Shomar"), a company controlled by Martin S. Gerstel, our active Chairman of the Board of Directors. The agreement renews automatically each year unless terminated by either party. Under the agreement, as amended, Mr. Gerstel provides consulting services to us and is required to devote at least 50% of his business time to us. As compensation for his services under this agreement, we pay Shomar Corporation an annual consulting fee of $150,000, plus reimbursement of Mr. Gerstel's reasonable out-of-pocket expenses. The agreement includes non-disclosure and non-competition obligations in our favor.

On July 30, 2003, our shareholders ratified our Board`s decision to grant to Martin Gerstel options to purchase 150,000 of our ordinary shares at an exercise price of $2.38 per share, under the terms of our 2000 Option Plan, in consideration of Shomar`s waiver of the annual consulting fees of $150,000 for each of the years 2003 through 2006.

On July 30, 2003, our shareholders ratified our Board`s decision to grant to Martin Gerstel, through Shomar, options to purchase 100,000 of our ordinary shares, at the exercise price of $2.38 per share, under the terms of our 2000 Option Plan, in consideration for his services as active Chairman of our Board of Directors.

Except for this aforesaid remuneration, the reimbursement of Mr. Gerstel`s reasonable expenses incurred in connection with the performance of services, in accordance with our consulting agreement with Shomar, and for remuneration that all of our non-employee directors receive (which is the maximum amount payable to external directors in accordance with the Companies Law), Mr. Gerstel does not receive any other direct or indirect compensation for his services to us.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our consolidated financial statements are incorporated herein by reference to pages F-1 through F-28.

Legal Proceedings

Currently, we are not a party to any material pending legal proceedings. Except for the sets of correspondence described below, there are no legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial conditions or operating results.

On December 26, 2002, we received a letter from Oxford Gene Technology IP Ltd. ("OGT"), a company which has represented that it owns a number of patents in the microarray field. OGT inquired whether our activities in making and selling our OligoLibraries product infringes any of the OGT patents. We are not in the business of making or selling microarrays. By a letter dated March 12, 2003 from OGT to us, OGT acknowledged that we are not in the business of manufacturing microarrays, and queried whether we offer products or services that could comprise components of OGT`s patented inventions.

On July 15, 2003, we and OGT held a discussion in which it was proposed by both parties that the above matter can be resolved. Following that discussion, written correspondence was exchanged and Compugen carried out those actions that it undertook to carry out in this correspondence. In our meeting with OGT on July 15, 2003, we and OGT agreed that this matter should be resolved upon our giving to OGT a report advising OGT of completion of those actions for which we gave OGT an undertaking. However, OGT made an additional request that we sign an agreement concerning the settlement of this matter. We are currently considering that request, which primarily relates to a requirement that we inform our customers of the permitted and the prohibited uses of our OligoLibraries products. There has not been any proposal for payment of any amounts of money.

On February 24, 2003, we received a letter on behalf of the Carnegie Institution of Washington, ("Carnegie"), which claims to own a patent regarding certain RNAi technology. Carnegie enquired whether we may require a license from it in relation thereto. By a letter dated July 24, 2003, from our external counsel, Finnegan, Henderson, Farabow, Garrett & Dunner, LLP, we advised Carnegie that we do not require a license, as proposed, on account of our activities. This matter has been dormant since that time.

On January 5, 2004, we received a letter from Genetic Technologies Limited ("GT"), in which GT claims to own certain patents relating to non-coding DNA polymorphisms. We believe that there is no legal or other basis for GT`s claim.

On February 23, 2004, we received a letter from the law offices of I. Gornitzky & Co., acting on behalf of Eli Mintz ("Mintz"), a previous employee and officer of ours and one of the co-founders of Compugen. By that letter, Mintz is requesting that we provide to him his full rights, including those rights that relate to his share options. At the moment, we are unable to evaluate whether there is any legal basis to Mintz`s request.

If OGT, Carnegie, GT and/or Mintz were to institute litigation against us, the cost of such litigation, if instituted, could be substantial whether or not we prevail.

Dividend Distributions

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for use in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. See Note 15 of our Consolidated Financial Statements and "Item 10. Taxation". Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.

Significant Changes

No significant changes have occurred since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares is the Nasdaq National Market, where our shares have been listed and traded under the symbol "CGEN" since our initial public offering in August, 2000. Our shares have also been traded on the Tel Aviv Stock Market under the symbol "CGEN" since January 7, 2002.  The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market and on the Tel Aviv Stock Exchange:

	Nasdaq		TASE
Last Six Calendar Months	High	Low	High	Low
February 2004	7.500$	6.500$	$7.111	$6.504
January 2004	8.090$	5.010$	$7.651	$5.148
December 2003	5.760$	5.000$	$5.529	$5.049
November 2003	5.370$	4.670$	$5.132	$4.586
October 2003	5.750$	4.320$	$5.461	$4.463
September 2003	5.990$	4.270$	$5.953	$4.279

Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2003	5.760$	4.320$	$5.132	$4.463
Third Quarter 2003	5.990$	4.000$	$5.593	$4.155
Second Quarter of 2003	6.090$	1.750$	$6.086	$1.866
First Quarter 2003	$2.490	$1.500	$2.629	$1.506
Fourth Quarter 2002	$2.250	$0.910	$2.197	$0.894
Third Quarter 2002	$2.260	$1.000	$2.268	$1.129
Second Quarter 2002	$3.730	$1.810	$4.160	$1.947
First Quarter 2002	$5.240	$3.130	$6.335	$3.212

Last Five Full Financial Years
2003	6.090$	1.500$	$6.086	$1.505
2002	$5.240	$0.910	$6.335	$0.894
2001	$8.625	$2.600	--	--
2000 - commencing August 11, 2000	$19.500	$5.063	--	--

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes of the Company

We are registered under the Companies Law as a public company with the name Compugen Ltd. and registration number 51-177-963-9. The objective stated in our articles of association is to engage in any lawful activity.

Powers of the Directors

Pursuant to the Companies Law and our articles of association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in "Item 10. Additional Information; Memorandum and Articles of Association; Approval of Certain Transactions". The powers of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

Approval of Certain Transactions

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under "Directors and Senior Management", which is displayed under "Item 6. Directors, Senior Management and Employees; Directors and Senior Management", is an office holder of Compugen. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors, or a committee thereof. Arrangements regarding the compensation of directors also require audit committee and shareholders approval, with the exception of compensation to outside directors in the amounts specified in the regulations discussed in "Item 6. Directors and Senior Management; Compensation".

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

In the case of a transaction, which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provides otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, the transaction must also be approved by the audit committee and by the board of directors, and under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

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

The shareholders` approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent (5%) or more of the company`s outstanding share capital, assuming the exercise by such person of all of the convertible securities into shares held by that person, or that will cause any person to become a holder of more than five percent (5%) of the company`s outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions, shareholders approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent (20%) of the voting rights in a company prior to the consummation of the private placement.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

●        any amendment to the Articles of Association;

●        an increase of the company's authorized share capital;

●        a merger; or

●        approval of interested party transactions that require shareholders approval.

In addition, any controlling shareholder, any shareholder who knows it can determine the outcome of a shareholders vote and any shareholder who, under a company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company`s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

For information concerning the direct and indirect personal interests of some of our office holders and principal shareholders in transactions with us, see "Item 7. Major Shareholders; Related Party Transactions."

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

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel's securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preference shares. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's Articles of Association require otherwise. Our Articles of Association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

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

Under the Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority and all shareholders' meetings require prior notice of at least 21 days. Our Articles of Association provide that all decisions may be made by a simple majority. See "Item 10. Additional Information; Memorandum and Articles of Association; Approval of Certain Transactions" above for certain duties of shareholders towards the company.

Limitations on the Rights to Own Securities

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Anti-Takeover Provisions under Israeli Law

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser`s shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

●        there is a limitation on acquisition of any level of control of the company; or

●        the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does U.S. tax law. However, Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company, making Israeli tax consequences more favorable than they had been in the past for shareholders who exchange their ordinary shares for shares in a foreign corporation under certain circumstances.

Material Contracts

Convertible Loan Agreement in Evogene Ltd.

In December 2002, Evogene Ltd., our majority-owned subsidiary, entered into a Convertible Loan Agreement with a group of lenders, led by Martin Gerstel, our active chairman of the Board of Directors, pursuant to which these lenders lent $2,000,000 to Evogene, at a pre-money valuation of the company of $2,000,000. Following the closing of the Convertible Loan transaction, we granted the lenders an irrevocable proxy empowering them to vote 820,000 of the ordinary shares which we hold (this constitutes 50% of our shareholding in Evogene), subject to certain adjustments, based on the conversion of the Loan, from time to time. In February 2004, Evogene and the lenders entered into an Amended and Restated Convertible Loan Agreement, under which the amount of the Convertible Loan was increased by an additional $1,551,000. Compugen did not participate in any of these loans. For more information on this transaction see "Item 7. Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

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

We urge shareholders and prospective purchasers of our ordinary shares to consult their own tax advisors as to the US, Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us.

Tax Reform

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived inside or outside of Israel. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary`s primary source of income is passive income (such as interest, dividends, royalties, rental income or certain capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

For a company with foreign investment of	Company Tax Rate
More than 25% and less than 49%	25%
49% or more and less than 74%	20%
74% or more and less than 90%	15%
90% or more	10%

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to attribute part of the dividend to exempt profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

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

The Investment Center has granted approved enterprise status to three of our investment programs. Taxable income derived from these programs will be tax exempt for a period of two years beginning with the year in which we first generate taxable income, and thereafter will be subject to a reduced tax rate of 25% or less, if we qualify as a foreign investors' company, for a period of between five and eight years, depending on the percentage of our capital held by non-Israeli shareholders. To date, we have not generated taxable income.

Tax Benefits for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking the deduction. Expenditures not so approved are deductible over a three-year period. Expenditures made out of proceeds made available to us through government grants are automatically deducted during a one year period.

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

●        deduction of purchase of know-how and patents over an eight-year period; and

●        the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

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

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

●        there is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income;

●        subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and

●        in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax at the rate of 36%.

Capital Gains Tax on Sale of our Ordinary Shares by both residents and non-residents of Israel.

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

This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985, or to shareholders who acquired their shares prior to an initial public offering. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company`s status as an Industrial Company, possibly with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains accrued on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

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

United States Federal Income Tax Considerations

The following discusses the material United States federal income tax consequences to a holder of our ordinary shares and qualifies as a U.S. Holder, which is defined as:

●        a citizen or resident of the United States;

●        a corporation created or organized under the laws of the United States, the District of Columbia, or any state; or

●        a trust or estate, treated, for United States federal income tax purposes, as a domestic trust or estate.

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

Further, this opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders entitled to special treatment under United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers, and it does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this opinion does not address the potential application of the alternative minimum tax, nor the special United States federal income tax rules applicable in special circumstances, including to U.S. Holders who:

●        have elected mark-to-market accounting;

●        hold our ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

●        own directly, indirectly or by attribution at least 10% of our voting power; and

●        have a functional currency that is not the U.S. dollar.

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

Recently enacted amendments to the Code, as amended, provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. However, a foreign corporation will not be treated as qualified if it is a Passive Foreign Investment Company (as discussed below) for the year in which the dividend was paid or the preceding year.

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

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See "Israeli Tax Considerations - Taxation of Non-Resident Holders of Shares." If a U.S. Holder receives a dividend from Compugen that is subject to Israeli withholding, the following would apply:

●        You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.

●        You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. income tax liability.

●        The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the part of your U.S. tax attributable to your net foreign source passive income. Additional special rules apply to taxpayers predominantly engaged in the active conduct of a banking, insurance, financing or similar business. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by U.S. persons, you may be required to treat the part of the dividend attributable to U.S. source earnings and profits as U.S. source income, possibly reducing the allowable credit, unless you elect to calculate your foreign tax credit separately with respect to Compugen dividends.

●        A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

●        If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your Compugen dividends in determining your taxable income. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

●        If you are a U.S. corporation holding our stock, you cannot claim the dividends-received deduction with respect to our dividends.

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

Because less than 75% of our gross income in 2003 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years.

For 2001, 2002 and 2003, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with both a public offering and a private offering of our ordinary shares in 2000, coupled with the decline in the public market value of our ordinary shares during 2001, 2002 and through the beginning of 2003 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation`s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that "the total value of a publicly-traded foreign corporation`s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities", there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation`s assets for purposes of the Asset Test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001, 2002 and/or 2003 would not result in our classification as a PFIC during any or all of such years.

In view of the uncertainty regarding the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Shareholders who determine that we were a PFIC and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

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

United States Federal Income Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

●        the item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a tax treaty with the United States, the item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

●        the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

●        the Non-U.S. Holder is subject to tax under the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Existing regulations impose back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC`s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we were only required to file through the SEC`s EDGAR system as of November 2002. Our periodic filings are therefore available on the SEC`s Website from that date. You may read and copy any reports, statements or other information that we file with the SEC, through the SEC`s EDGAR system available on the SEC`s website and at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in interest rates and foreign currency exchange risk and inflation. On December 31, 2003 and December 31, 2002, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks.

Interest Rate Risk

As of December 31, 2003, we had $60.5 million in cash, cash equivalents, bank deposits and marketable securities. We invest our cash surplus in time deposits, bank deposits, and corporate bonds. Since these investments typically carry fixed interest rate and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in rates interest.

Foreign Currency Exchange Risk and Inflation

Since the majority of our revenues are paid in US dollars, we believe that inflation and fluctuations in the NIS/US dollar exchange rate have no material effect on our revenues.

We incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar or that the timing of this devaluation lags behind inflation in Israel. In addition, we are exposed to the risk that the US dollar will be devalued against the NIS. We try to protect ourselves against this possibility by investing a portion of our cash in NIS deposits. To date, we have not been materially affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Under the supervision and with the participation of our Disclosure Committee and our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in the Company`s internal controls or in other factors that could significantly affect the internal controls subsequent to that date of evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. David Schlachet, is an "audit committee financial expert".

ITEM 16B. CODE OF ETHICS

Our Board adopted a code of ethics that applies to the Company`s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The code of ethics is posted on our website, addressed www.cgen.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2003 and 2002:

	2003	2002
Audit Fees	$ 55,000	$ 51,000
Audit Related Fees	$ 7,000	--
Tax Fees	$ 18,000	$ 26,500
All Other Fees	$ 6,250	$ 15,000
Total	$ 86,250	$ 92,500

"Audit Fees" are fees for professional services rendered in connection with the audit of our consolidated annual financial statements and review of our unaudited interim financial statements;

"Audit Related Fees" are fees for professional services rendered in connection with the audit and other assignments, relating to internal accounting functions and procedures;

"Tax Fees" are fees for services rendered in connection with tax compliance, tax planning and tax advice; and

"All Other Fees" are fees for consulting services rendered to the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-28.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
*1.1	Form of Articles of Association of Issuer
10.1	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global, dated April 5, 2004
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed as Exhibit to our registration statement on Form F-1, registration number 333-12316, as amended, filed with the Securities and Exchange Commission, and is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on this 7th day of April, 2004.

COMPUGEN LTD.

Signature: \s\ Dr. Mor Amitai

Name: Mor Amitai, Ph.D.

Title: President, Chief Executive Officer and Director

Date: April 7, 2004

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders' Equity	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Financial Statements	8-28

- - - - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders' of

COMPUGEN LTD.

We have audited the accompanying consolidated balance sheets of Compugen Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Compugen Ltd and its subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certificate Public Accountants and whose report dated February 12, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compugen Ltd. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the two years in period then ended, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 4, 2004	A Member of Ernst & Young Global

		December 31,
	Note	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$ 7,910	$ 5,289
Short-term bank deposits	5	-	30,195
Marketable securities	6	8,797	12,918
Trade receivables		256	*) 1,874
Other accounts receivable and prepaid expenses	7	1,145	*) 2,707
Inventories		-	111

Total current assets		18,108	53,094

LONG-TERM INVESTMENTS:
Marketable securities	6	43,803	18,940
Long-term lease deposits		150	156
Severance pay fund		1,528	1,266

		45,481	20,362

PROPERTY AND EQUIPMENT, NET	8	3,937	3,801

Total assets		$ 67,526	$ 77,257

LIABILITIES AND SHAREHOLDERS` EQUITY
CURRENT LIABILITIES:
Trade payables		$ 1,583	$ *) 2,479
Other accounts payable and accrued expenses	9	2,046	2,330
Deferred revenue		1,566	1,595

Total current liabilities		5,195	6,404

LONG-TERM LIABILITIES:
Long-term accounts payable		60	*) 140
Accrued severance pay		1,997	1,832
Excess of losses over investment in Evogene	1b	466	-

Total current liabilities		2,523	1,972

COMMITMENTS AND CONTINGENCIES	10

SHAREHOLDERS` EQUITY:	11
Share capital:
Ordinary shares of NIS 0.01 par value; 50,000,000 shares authorized at December 31, 2003 and 2002, 26,848,474 and 26,162,405 shares issued and outstanding at December 31, 2003 and 2002, respectively		72	71
Additional paid-in capital		152,271	149,982
Deferred stock compensation		(501)	(580)
Accumulated deficit		(92,034)	(80,592)

Total shareholders` equity		59,808	68,881

Total liabilities and shareholders` equity		$ 67,526	$ 77,257

*) Reclassified.

February 4, 2004
Date of approval of the financial statements	Mor Amitai, Ph.D. President & Chief Executive Officer	Nurit Benjamini Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

		Year ended
		December 31,
	Note	2003	2002	2001

Revenues:	12
Products and service		$ 6,776	$ 9,262	$ 10,366
Research and development grants		2,050	1,835	994

Total revenues		8,826	11,097	11,360

Cost of products and services		2,275	2,819	3,455
Research and development expenses		13,306	14,170	15,976
Selling and marketing expenses		3,811	5,538	6,565
General and administrative expenses		3,650	3,614	4,383

Total operating expenses (*)		23,042	26,141	30,379

Operating loss		(14,216)	(15,044)	(19,019)
Financial income, net	13	2,112	2,789	3,875
Other income	3,14	662	-	-
Minority interest in loss of subsidiary (**)		-	51	-

Net loss		$ (11,442)	$ (12,204)	$ (15,144)

Basic and diluted net loss per share		$ (0.43)	$ (0.47)	$ (0.58)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		26,409,180	26,103,343	26,005,784

(*) Includes deferred stock compensation - see Note 11.

(**) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

	Ordinary shares		Additional paid-in	Deferred stock	Accumulated	Total shareholders'
	Number	Amount	capital	compensation	deficit	equity

Balance as of December 31, 2000	25,981,416	$ 71	$ 150,380	$ (4,697)	$ (53,244)	$ 92,510
Employee options exercised	66,968	*)	104	-	-	104
Amortization of deferred stock compensation	-	-	-	2,593	-	2,593
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	(1)	-	-	(1)
Forfeited options	-	-	(65)	65	-	-
Net loss	-	-	-	-	(15,144)	(15,144)

Balance as of December 31, 2001	26,048,384	71	150,418	(2,039)	(68,388)	80,062
Employee options exercised	114,021	*)	161	-	-	161
Amortization of deferred stock compensation	-	-	-	1,001	-	1,001
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	(139)	-	-	(139)
Forfeited options	-	-	(458)	458	-	-
Net loss	-	-	-	-	(12,204)	(12,204)

Balance as of December 31, 2002	26,162,405	71	149,982	(580)	(80,592)	68,881

Employee options exercised	686,069	1	1,306	-	-	1,307
Deferred stock compensation	-	-	826	(826)	-	-
Amortization of deferred stock compensation	-	-	-	786	-	786
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	276	-	-	276
Forfeited options	-	-	(119)	119	-	-
Net loss	-	-	-	-	(11,442)	(11,442)

Balance as of December 31, 2003	26,848,474	$ 72	$ 152,271	$ (501)	$ (92,034)	$ 59,808

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

	Year ended December 31
	2003	2002	2001
Cash flows from operating activities:
Net loss	$ (11,442)	$ (12,204)	$ (15,144)
Adjustments required to reconcile net loss to net cash used in operating activities:
Capital gain from sale of BioXL business	(459)	-	-
Amortization of deferred stock compensation	786	1,001	2,593
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	276	(139)	(1)
Depreciation	1,889	1,897	1,682
Accrued severance pay, net	(95)	278	55
Interest and amortization of premium on marketable securities	1,001	793	547
Decrease (increase) in trade receivables	1,612	*) (181)	*) (490)
Decrease (increase) in other accounts receivable and prepaid expenses	1,246	*) (1,241)	*) 13
Decrease in inventories	80	23	251
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(796)	62	1,769
Increase (decrease) in deferred revenue	329	635	(225)

Net cash used in operating activities	(5,573)	(9,076)	(8,950)

Cash flows from investing activities:
Purchase of marketable securities	(39,648)	(15,934)	(35,547)
Proceeds from redemption of marketable securities	17,905	13,904	4,379
Proceeds from (purchase of) short-term and long-term bank deposits	30,195	9,241	(29,436)
Purchase of property and equipment	(2,326)	(1,426)	(2,765)
Increase in lease deposits	(2)	(19)	(22)
Deconsolidation of Evogene (1)	(1,400)	-	-
Proceeds from sale of BioXL business	126	-	-

Net cash provided by (used in) investing activities	4,850	5,766	(63,391)

Cash flows from financing activities:
Exercise of options	1,307	161	104
Convertible loan in Evogene	2,037	-	-

Net cash provided by financing activities	3,344	161	104

Increase (decrease) in cash and cash equivalents	2,621	(3,149)	(72,237)
Cash and cash equivalents at beginning of year	5,289	8,438	80,675

Cash and cash equivalents at end of year	$ 7,910	$ 5,289	$ 8,438

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

Year ended December 31, 2003
(1) Deconsolidation of Evogene:
The Company deconsolidated Evogene effective July 1, 2003 (see Note 1). Assets and liabilities of subsidiary previously consolidated at date of deconsolidation:
Working capital (excluding cash and cash equivalents)	$ 56
Property and equipment, net	(301)
Long-term lease deposits	(8)
Accrued severance pay, net	2
Convertible loan	2,037
Long-term accounts payable	80
Excess of losses over investment in Evogene	(466)

$ 1,400

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

a.                    Compugen is a genomics-based drug and diagnostic discovery company, whose mission is to increase the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This capability is used for in-house discovery and for providing high value products and services to leading biotechnology and pharmaceutical companies (see Note 12 for information regarding major customers). The Company`s headquarters and research facilities are located in Israel, with U.S. operations, through a wholly-owned subsidiary Compugen Inc. ("Compugen Inc.") located in Jamesburg, New Jersey, Maryland, and Sunnyvale, California.

b.                   In 2000 Compugen and certain individuals (the "Founders") reached an understanding as to the formation of an agricultural biology activity ("AgBio"). During the entrepreneurial phase, and until the establishment of a company dedicated to the Agbio activity, such activity was conducted in house at Compugen.

On January 1, 2002, the Company established a majority owned Israeli subsidiary (82% ownership) together with the Founders by the name of Evogene Ltd. ("Evogene"). Evogene and Compugen entered into an Asset Purchase Agreement, whereby certain property and equipment (valued at $286), motor vehicle leasing contracts, patents and intellectual property, were transferred, in consideration of the issuance of 1,640,000 Ordinary shares of Evogene. In addition, Compugen granted to Evogene a license to use its computational tools free of charge until December 31, 2003. In connection with the formation of Evogene, Compugen recorded expenses in the amount of $51. On January 10, 2002, the Company signed a convertible loan agreement with Evogene, pursuant to which, Evogene received an amount of $900 from Compugen.

On January 6, 2003, Evogene entered into a convertible loan agreement with new investors ("the Investors") for the aggregate amount of $2,000 ("the Transaction"), the initial closing of the Transaction took place on January 6, 2003. The overall outstanding loan is convertible at the option of the Investors at any time prior to the repayment date (as defined below) into Evogene's Preferred A shares, with certain preferences over Ordinary and Ordinary-1 shares. To the extent that the loan shall not be converted into Evogene's Preferred A shares, Evogene must repay the loan amount plus interest at the rate of 5% per annum on March 31, 2007 ("the repayment date"). The loan shall be automatically converted into Evogene's Preferred A shares upon: (i) an Initial Public Offering (ii) a merger, or (iii) an acquisition of all or substantially all of the assets of Evogene ("a conversion event"). Compugen did not participate in the investment round. Furthermore, Compugen agreed to forgive the entire outstanding Compugen convertible loan amount and all accrued interest, to extend the term of the license to use certain computational tools granted by it to Evogene until December 31, 2005, and to give the Investors an irrevocable proxy empowering them to vote with 50% of the Company`s holdings in Evogene, subject to adjustments based on the conversion of the loan. As of December 31, 2003 the Company holds 82% of Evogene`s ordinary shares.

NOTE 1:- GENERAL (Cont.)

Following the Transaction, the Company`s shares in Evogene were converted into Ordinary-1 shares, to allow for certain preferences over ordinary shareholders, in the case of liquidation or deemed liquidation of Evogene. In addition, Evogene granted to certain of the Investors options to purchase additional Evogene Preferred A shares. The options are exercisable during the period commencing on the date of the conversion event and terminating 24 months after such date, unless such conversion event is a merger or consolidation of Evogene in which Evogene is the surviving entity, in which case, the options expire immediately upon the closing of such conversion event.

In addition, Compugen is granting certain services to Evogene, i.e. accounting, legal etc. for which it is fully reimbursed on arms length basis. During the year ended December 31, 2003 and 2002, services reimbursed by Evogene amounted to $7 and $26, respectively.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

The Company has evaluated the effects of the issuance of the Interpretation in accounting for its ownership interests in Evogene and in July 1, 2003, the Company has deconsolidated Evogene (under the early implementation provisions), because it believes it is not Evogene's primary beneficiary under the Interpretation`s requirements

As of December 31, 2003, the Company has excess of losses over investment in Evogene in the amount of $466.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.                   Financial statements in U.S. dollars:

The functional currency of the Company, its subsidiaries and Evogene is the U.S. dollar, as the Company`s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company its subsidiaries and Evogene have operated and expect to continue to operate in the foreseeable future. A majority of the Company`s sales are made outside Israel in U.S. dollars. The majority of the Company's and its subsidiaries' operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U. S dollars in accordance with Statement of the Financial Accounting Standard Board ("SFAS") No. 52 "Foreign Currency Translation." All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.                    Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Compugen, Inc. Intercompany transactions and balances have been eliminated upon consolidation. Evogene`s results of operations are included in the Company`s consolidated results of operations until July 1, 2003, (see note 1b).

d.                   Cash equivalents:

The Company considers all highly liquid investments that are convertible to cash with maturities of three months or less at their acquisition date as cash equivalents.

e.                    Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. The short-term bank deposits are presented at their cost.

f.                     Marketable securities:

The Company accounts for its investments in marketable securities using SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of its investments in marketable debt at the time of purchase and reevaluates such determinations at each balance sheet date. To date, all debt securities have been classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These investments are stated at amortized cost, including accrued interest. Amortization of the premium and the accretion of discounts and interest are included in financial income, net. The Company`s investment holdings have been classified in the consolidated balance sheet according to the maturity date.

The Company accounts for its structured notes in accordance with the provisions of FASB Emerging Issues Task Force ("EITF") Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes", according to which the Company uses the "Retrospective interest method".

g.                   Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, discontinued products, and for market prices lower than cost. To date, the Company`s write-offs have not been material. In 2003, the Company sold certain inventories and consumed the rest for internal research and development purposes.

Cost is determined as follows:

Raw materials, parts and supplies - using the "first-in, first-out" method.

Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect costs.

Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

h.                   Long-term lease deposits:

Long-term lease deposits include long-term deposits as security for facilities and motor vehicles leases.

i.                     Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Office furniture and laboratory equipment	6 - 33
Leasehold improvements	Over the term of the lease

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Through December 31, 2003, no impairment losses have been identified.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.                     Investment in affiliated companies:

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

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

l.                     Revenue recognition:

To date, the Company and its subsidiaries have derived most of their revenues from collaborations and license fees for software products. The Company also generates revenues from sales of services including maintenance, support, customization, professional services, integration and installation as well as the sale of products (OligoLibraries). In addition, the Company recognized revenues from research and development grants (as described below). The Company and its subsidiaries sell their products primarily through their direct sales force and resellers, both of whom are considered end users.

The Company and its subsidiaries recognize software license revenues in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the "Residual Method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenues included in these arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and professional services) is determined based on the price charged for the undelivered element when sold separately or based on renewal rate.

The Company and its subsidiaries license products on either a perpetual or on a term basis. License revenues arising from the sale of perpetual licenses and term licenses for a period longer than one year are recognized in the accounting period during which the sale took place. License revenue arising from a term license for a period of less than one year is recognized over the contractual term of the license.

Revenues from software license fees that involve customization of the Company's software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

Revenues from sales of products (OligoLibraries) are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition in Financial Statements", and EITF No. 99-19 "Reporting gross revenues as a principal vs. net as an agent", when delivery has occurred, persuasive evidence of an agreement exists, the vendor`s fee is fixed or determinable, no further obligation exists and collectability is probable.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principal Board ("APB") No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's financial position, cash flows or results of operations.

The Company accounts for equity instruments received in accordance with EITF No.0-08 "Accounting by a Grantee for Equity Instruments to be received in Conjunction with Providing Goods or Services." The Company deems the fair value of the equity instruments received to date to be minimal and as a result no revenues were recognized.

Royalty and non-royalty bearing grants from the Government of Israel through the Ministry of Industry and Trade - the Office of the Chief Scientist of Israel ("OCS") for funding approved research and development projects, are recognized as revenues as the related research and development expenses are incurred. The Company is not obligated to repay any amounts received from the OCS if the research effort is unsuccessful, (See Note 10).

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.                  Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

n.                   Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, and trade payables approximate their fair value due to the short-term maturity of such instruments.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount. (See note 6).

o.                   Stock-based compensation:

The Company has elected to follow APB No. 25 "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company`s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company applies SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

The Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - transition and disclosure", which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation. (See also Note 11c).

Pro forma information regarding the Company`s net loss and net loss per share is required under SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options vesting period that is generally four years based on an accelerated method.

The fair value of each option granted is estimated on the date of grant using the Black & Scholes option valuation model with the following weighted-average assumptions for 2003, 2002 and 2001: expected life of 2.1, 2.1 and 2.5 years, respectively; dividend yield of 0% for all years; expected volatility of 43%, 74% and 72%, respectively, and risk-free interest rate of 1%, 1.25% and 1.75%, respectively.

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2003	2002	2001

Net loss as reported	$ (11,442)	$ (12,204)	$ (15,144)
Deduct - total stock-based compensation - intrinsic value	786	1,001	2,593
Add - stock-based compensation - fair value	(2,068)	(3,189)	(4,721)

Pro forma net loss	$ (12,724)	$ (14,392)	$ (17,272)

Basic and diluted net loss per share - as reported	$ (0.43)	$ (0.47)	$ (0.58)

Basic and diluted net loss per share - pro forma	$ (0.48)	$ (0.55)	$ (0.66)

p.                   Net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential in accordance with SFAS No. 128, "Earnings per Share".

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 4,987,593, 4,969,057 and, 5,212,416 for the years ended December 31, 2003, 2002 and 2001, respectively.

q.                   Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term lease deposits.

Cash and cash equivalents, and short-term deposits are invested in major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company`s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe and the Far East (see also Note 12). The Company and its subsidiaries perform ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to specific amounts that the Company and its subsidiaries have determined to be doubtful of collection.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company`s marketable securities include investments in corporate bonds and U.S. government institutions. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

r.                     Severance pay:

The Company`s liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month`s salary for each year of employment or a portion thereof. The Company`s liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company`s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $395, $724 and $747, respectively.

s.                    Reclassification:

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3:- BIOACCELERATOR BUSINESS

On July 1, 2003 ("the effective date"), Compugen and Biocceleration Ltd. ("Biocceleration") a company established by one of Compugen`s founders entered into an agreement whereby Biocceleration bought Compugen`s Bioaccelerator ("BioXL") business for cash payments to be paid by way of: (i) quarterly installments during 2003 - 2005, and (ii) royalties based on Biocceleration`s revenues during 2006-2010. The transaction was closed on November 26, 2003. The sale of the BioXL business includes the transfer to Biocceleration of Compugen`s BioXL related accounts receivables commencing from the effective date, inventory, equipment dedicated to the BioXL business and intellectual property subsisting in the BioXL software and hardware, certain trademarks including the "Bioaccelerator" trademark and the copyright subsisting in written technical and marketing materials. With regard to the liabilities under the OCS program, which supported the development of the BioXL, Biocceleration shall reimburse Compugen for all royalties paid by Compugen to the OCS in respect of revenues that Compugen generated and will continue to generate after the effective date. In addition, Compugen shall reimburse to Biocceleration all amounts received with respect to revenues related to the BioXL business generated on or after the effective date. In connection with the transaction, Compugen recognized $459 in capital gain included under other income. The Company will recognize additional capital gains with each future installment that will be paid.

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2003	2002
Bank deposits in U.S. dollars (bearing an annual average interest rate of 1.05% and 0.73%, respectively)	$ 6,444	$ 2,568
Bank deposits in NIS (bearing an annual average interest rate of 4.6% and 8.77%, respectively)	608	2,400
Cash in banks (current accounts)	858	321

	$ 7,910	$ 5,289

NOTE 5:- SHORT-TERM BANK DEPOSITS
	December 31,
	2003	2002

Bank deposits in U.S. dollars (bearing an annual average interest rate of 4.7%)	$ -	$ 30,195

NOTE 6:- MARKETABLE SECURITIES

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

Corporate bonds	$31,851	$ 30,365	$ 260	$ 440	$ 81	$ -	$ 32,030	$ 30,805
U.S government institutions	6,743	1,493	13	4	4	-	6,752	1,497
Structured notes*	14,006	-	-	-	-	-	14,006	-

	$52,600	$ 31,858	$ 273	$ 444	$ 85	$ -	$ 52,788	$ 32,302

As of December 31, 2003 and 2002, all the Company's securities were classified as held-to-maturity.

In 2003 and 2002 the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in these years.

Company`s management believes that the unrealized losses are considered temporary as the decline per bond is considered insignificant. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

The scheduled maturities of held-to-maturity securities at December 31, 2003 are as follows:

	Amortized	Estimated
	cost	fair value
Held-to-maturity:

Due within one year	$ 8,797	$ 8,931
Due after one year through four years	43,803	43,857

	$ 52,600	$ 52,788

NOTE 6:- MARKETABLE SECURITIES (Cont.)

*) During 2003, the Company invested in three structured notes at par value totaling $14 million, maturing in July 2006, August 2006 and June 2007. The notes were acquired from separate unaffiliated issuers and were categorized as held-to-maturity under the arrangement with the banks, whether or not the investments bear interest depends upon the rate for six-months LIBOR. The issuers have the right to call the structured notes. For each day on which the six-months dollar LIBOR is below an agreed annual fixed rate, the investments bear coupon interest at the rate of 3.15%, 3.625% and 4.1% per annum, respectively. On all other days, the investments do not bear any interest at all. The balance as of December 31, 2003, includes accrued interest of approximately $66. The notes were accounted for in accordance with the provisions of EITF Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes."

NOTE 7:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2002

Accrued interest on deposits	$ 4	$ 1,661
Grants receivable from the Office of the Chief Scientist	317	392
Government authorities	226	176
Employee loans	44	46
Prepaid expenses and other	554	*) 432

	$ 1,145	$ 2,707

*) Reclassified.

NOTE 8:- PROPERTY AND EQUIPMENT
	December 31,
	2003	2002

Cost
Computers, software and related equipment	$ 7,907	$ 7,031
Laboratory equipment and office furniture	3,666	2,622
Leasehold improvements	507	622

	12,080	10,275
Accumulated Depreciation
Computers, software and related equipment	6,358	5,202
Laboratory equipment and office furniture	1,576	1,098
Leasehold improvements	209	174

	(8,143)	(6,474)

Depreciated cost	$ 3,937	$ 3,801

NOTE 8:- PROPERTY AND EQUIPMENT (Cont.)

For the years ended December 31, 2003, 2002 and 2001, depreciation expenses were approximately $1,889, $1,897 and $1,682, respectively.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2002

Employees and related accruals	$ 1,323	$ 1,358
Other accrued expenses	723	972

	$ 3,629	$ 4,809

NOTE 10:- COMMITMENTS AND CONTINGENCIES

a.                    The Company`s research and development efforts have been partially financed through both royalty bearing and non-royalty bearing programs sponsored by the Office of the Chief Scientist of Israel ("OCS"). Under the royalty bearing programs, the Company is not obligated to repay any amounts received from the OCS if the research program that such grant relates to is unsuccessful. If the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received linked to the $ US (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

For the years ended December 31, 2003, 2002 and 2001, the Company has paid and accrued royalties to the OCS in the amount of $58, $40 and $49, respectively. As of December 31, 2003, the Company`s contingent obligation for royalties, based on royalty-bearing Government participation received or accrued, net of royalties paid or accrued, totaled approximately $2,909. The liability for royalties to the OCS is recorded as cost of revenues at the time the related royalty-bearing sales are recognized as revenues in the statement of operations.

b.                   The Company`s headquarters and research facilities are located in Israel. The Company`s U.S. operations are located in Jamesburg, New Jersey, Maryland, and Sunnyvale, California. Annual minimum future rental commitments under non-cancelable operating leases for such facilities as well as operating lease agreements for motor vehicles are approximately as follows:

December 31,
2004	$ 657
2005	601
2006	601

$ 1,859

Rent expenses were approximately $557, $675 and $1,020 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 11:- SHAREHOLDERS` EQUITY

a.                    Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholders meetings of the Company and to receive dividends, if declared.

b.                   Public offering:

The Company's shares are listed for trade on the NASDAQ National Market and on the Tel-Aviv Stock Exchange.

c.                    Share option plans:

In September 1996, the Company adopted the Compugen Ltd. Employee Share Option Plan, (1996) ("the Plan"), which provides for the grant of options to purchase 559,750 Ordinary shares to employees and consultants of the Company and its subsidiaries. The Company does not intend to grant additional options under this plan.

In June 1998, the Company adopted the Compugen Ltd. Share Option Plan (1998) ("the 1998 Plan"), which provides for the grant of options to purchase up to an aggregate of 2,500,000 Ordinary shares to directors, employees and consultants of the Company and its subsidiaries. In March 2000, the Company adopted the Compugen Ltd. Share Option Plan (2000) ("the 2000 Plan"), which provides for the grant of options to purchase 1,500,000 Ordinary shares to employees and consultants of the Company and its subsidiaries. The number of shares authorized for issuance under the 2000 Plan automatically increases each January 1 by the lesser of 1,500,000 or 4% of the total number of the Company`s then outstanding shares or such lower amount as shall be determined by the board of directors.

In general, options granted under these plans vest over a four-year period and expire 10 years from the date of issuance. The exercise price of the options granted under the plans may not be less than the nominal amount of the shares into which such options are exercised. Any options that are cancelled or forfeited before expiration become available for future grants. Subject to the 1998 and 2000 plans, there were 638,021 and 686,750 options to purchase shares available for future grants as of December 31, 2003, respectively.

Transactions related to the grant of options to employees, directors and consultants under the above plans during the years ended December 31, 2003, 2002 and 2001, were as follows:

NOTE 11:-SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31,
	2003		2002		2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		$		$		$

Options outstanding at the beginning of the year	4,934,057	3.65	4,877,416	3.71	3,446,916	3.66
Options granted	1,216,500	3.65	1,416,019	3.50	1,828,500	4.16
Options exercised	(686,069)	1.91	(114,022)	1.41	(66,968)	1.64
Options forfeited	(511,895)	4.68	(1,245,356)	4.18	(331,032)	6.04

Options outstanding at the end of the year	4,952,593	3.78	4,934,057	3.65	4,877,416	3.71

Exercisable at end of year	2,883,872	3.78	2,664,721	3.34	2,095,792	2.53

Weighted average fair value of options granted at fair market value		1.36		1.49		1.68
Weighted average fair value of options granted below fair market value		2.74		-		-

The following table summarizes information about options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2003	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2003	Weighted-average exercise price
$		Years	$		$
1.33 - 1.80	1,178,722	5.91	1.53	912,242	1.52
2.03 - 2.38	752,667	7.01	2.32	242,454	2.22
3.00 - 4.86	1,742,708	7.14	4.21	1,005,251	4.21
5.00 - 6.88	1,013,309	7.75	5.36	490,905	5.39
9.00 - 10.00	265,187	5.34	9.08	233,020	9.07

	4,952,593		3.78	2,883,872	3.78

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses which are amortized over the vesting period and recognized by the Company, related to its employee stock-based compensation awards, amounted to $786, $1,001 and $2,593 for the years ended December 31, 2003, 2002 and 2001, respectively. Compensation expenses (income) related to the granting of stock options to consultants amounted to $276, $(139) and $(1) for the years ended December 31, 2003, 2002 and 2001, respectively (see also d below), and are included in the following expense categories:

	Year ended December 31,
	2003	2002	2001

Cost of revenues	$ -	$ (29)	$ (11)
Research and development expenses	308	621	1,636
Selling and marketing expenses	79	197	510
General and administrative expenses	675	73	457

	$ 1,062	$ 862	$ 2,592

d.                   Options to consultants:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through
				$
October 1998	Advisory board	30,000	30,000	1.33	October 2008
July 1999	Advisory board	15,000	15,000	1.35	July 2009
October 1999	Advisory board	30,000	30,000	1.33	October 2009
July 1999	Consulting	150,000	150,000	1.35	July 2009
March 2000	Consulting	75,000	70,335	5.00	March 2010
May 2000	Consulting	10,000	9,792	3.00	May 2010
May 2000	Consulting	35,000	35,000	10.00	May 2005
January 2002	Consulting	20,000	14,591	4.49	January 2012
July 2003	Consulting	150,000	34,373	2.38	July 2009

		515,000	389,091

The Company accounts for its options and warrants to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003 risk-free interest rates of 3%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 43%, and a weighted-average expected life of the options of six years. Changes in the fair value of the options and warrants prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. As for compensation expenses, see also c above.

NOTE 12:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company`s business is currently comprised of one operating segment, the research, development and commercialization of products and services in the field of computational genomics and proteomics. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operation in Israel and the United States include research and development, sales and business development. Total revenues are attributed to geographic areas based on the location of the end customer. The Company follows SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information."

The following represents the total revenues for the years ended December 31, 2003, 2002 and 2001 and long-lived assets as of December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
Revenues from sales to unaffiliated customers:
United States	$ 4,497	$ 6,273	$ 7,061
Europe	2,118	1,822	2,235
Far East	50	680	875
Israel	36	13	90
Other	82	474	105

	6,776	9,262	10,366
Revenues from research and development grants	2,050	1,835	994
Total revenues	$ 8,826	$ 11,097	$ 11,360

	December 31,
	2003	2002	2001
Long-lived assets:
Israel	$ 3,482	$ 3,145	$ 3,249
United States	455	656	1,023

	$ 3,937	$ 3,801	$ 4,272

	Year ended December 31,
	2003	2002	2001
	%	%	%
Sales to a single customer exceeding 10%:
Customer A	(*)	14	30
Customer B	(*)	(*)	17
Customer C	31	18	17
Customer D	-	12	-
Customer E	21	-	-

(*) Less than 10%.

NOTE 13:- FINANCIAL INCOME

	Year ended December 31,
	2003	2002	2001
Income (expense):
Interest income	$ 2,027	$ 3,262	$ 4,253
Interest expense and bank fees	(71)	(48)	(30)
Exchange rate differences	156	(425)	(348)

	$ 2,112	$ 2,789	$ 3,875

NOTE 14:- TAXES ON INCOME

a.                    Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.                   Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1994 the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 1996 and 2000, two expansion programs related to the Company's computational technologies were granted the status of "Approved Enterprise". In 1999 and 2003, the production facilities of the Company related to the Company`s molecular biology "wet lab" and manufacturing of seed species were granted the status of an "Approved Enterprise".

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative Benefits" track and, accordingly, its income from the "Approved Enterprise" is tax-exempt for a period of two years, commencing in the first year the Company has taxable income, and subject to an additional period of five to eight years of reduced tax rates between 10% to 25%, depending upon the proportion of foreign ownership in the Company in each tax year. Due to the reported losses, the benefit period has not commenced. The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years, from the approval date. Given the aforementioned conditions, the period of tax benefits will terminate 2008 and 2017.

NOTE 14:- TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part including interest.

As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, the Company would have to pay income tax equal to 10% to 25% of the amount distributed. The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

In addition, in December 2003 the production facilities of the Company related to its Chemistry Division were granted the status of an "Approved Enterprise" under the Law.  The Company has chosen the "grants" track, according to which the total approved investments amounted to $3,500, and the investment grants will be 24% from its investments in the approved enterprises. The Company is required to commence investing until December 2005, in order to benefit from the program.

c.                    Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is currently qualified as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and deduction of public offering expenses in three equal installments.

d.                   Net operating losses carryforwards:

Compugen Ltd. has a tax loss carryforward resulting from the years up to and including 2003 amounting to approximately $47 million, which may be carried forward indefinitely.

Compugen Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2003 amounting to approximately $13 million, which expires in the years 2012 to 2023.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result on the expiration of net operating losses before utilization.

NOTE 14:- TAXES ON INCOME (Cont.)

e.                    Loss before taxes is comprised as follows:

	Year ended December 31,
	2003	2002	2001

Domestic (Israel)	$ 10,173	$ 7,532	$ 9,627
Foreign	1,269	4,672	5,517

	$ 11,442	$ 12,204	$ 15,144

f.                     Deferred taxes:

The Company and its subsidiaries' deferred tax assets amounted to approximately $15,333 and $14,200 as of December 31, 2003 and 2002, respectively and are comprised of operating loss carryforwards, non-cash dividends related to convertible preferred shares and other temporary differences, mainly reserves and allowances.

As of December 31, 2003 and 2002, the Company and its subsidiaries have provided valuation allowances of approximately $15,333 and $14,200, respectively, in respect of deferred tax assets resulting from operating loss carryforwards, non-cash dividend related to convertible preferred shares and other temporary differences. For the years ended December 31, 2003, the valuation allowance increased by $1,133.

Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

g.                   Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

h.                   The State of New Jersey enacted legislation permitting emerging technology and/or biotechnology companies located in New Jersey to sell their New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D Credits") to corporate taxpayers in New Jersey. During 2003, the State of New Jersey approved the total tax benefit in the amount of $645 for possible sale by the Company. In December 2003, the Company received $218 from the sale of an aggregate of $254 tax benefit, which was recognized as other income for the fiscal year 2003. The Company will attempt to sell the remaining balance of its tax benefits in the amount of approximately $391 during 2004, subject to all existing laws of the State of New Jersey. However, there is no assurance that the Company will be able to find a buyer for its tax benefits or that such funds will be available in a timely manner.

NOTE 15:- RELATED PARTY TRANSACTIONS

	Year ended December 31,
	2003	2002	2001

Consulting fees to director and shareholder	$ -	$ 150	$ 165

Evogene Ltd. - see Note 1b.

NOTE 16:- SUBSEQUENT EVENTS (UNAUDITED)

In February 2004, Evogene and the Investors (see Note 1b) entered into an amended and restated convertible loan agreement, under which the amount of the convertible loan was increased by additional $1,551. Compugen did not participate in this financing round. Under this transaction, the Investors received additional warrants to purchase shares of Evogene.