Form 20-F
COMPUGEN LTD
filed 2006-03-27
CIK 1119774

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

27,846,420 Ordinary Shares

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

Item 17 [  ]   Item 18 [x]

__1__

TABLE OF CONTENTS

PART I. 4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 4

ITEM 3. KEY INFORMATION 4

ITEM 4.   INFORMATION ON THE COMPANY 18

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 30

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 43

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 52

ITEM 8. FINANCIAL INFORMATION 55

ITEM 9. THE OFFER AND LISTING 56

ITEM 10. ADDITIONAL INFORMATION 57

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 70

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 70

PART II 71

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 71

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 71

ITEM 15. CONTROLS AND PROCEDURES 71

ITEM 16. RESERVED 71

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 71

ITEM 16B. CODE OF ETHICS 71

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 72

PART III 73

ITEM 17. FINANCIAL STATEMENTS 73

ITEM 18. FINANCIAL STATEMENTS 73

ITEM 19. EXHIBITS 73

__2__

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements include words such as  "may", "expect", "believe", and "intend", and describe opinions about future events. We have based these forward-looking statements on information available to us on the date hereof, and on our current intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations or projections. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include the risk factors set forth under "Item 3. Key Information. Risk Factors", the information about us set forth under "Item 4. Information about the Company", and information related to our financial condition under "Item 5. Operating and Financial Review and Prospects."

Compugen Ltd. is referred to in this annual report as "we", "our", "our company" or "us".

‑‑‑‑‑‑‑‑‑‑‑‑

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

‑‑‑‑‑‑‑‑‑‑‑‑

__3__

PART I.

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

Selected Financial Data

	Year ended December 31
	2001*	2002*	2003*	2004*	2005
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenues	$ 10,366	$ 9,262	$ 6,776	$ 2,630	$ 646
Total operating expenses **	29,385	24,306	20,992	18,207	15,524
Operating loss	(19,019)	(15,044)	(14,216)	(15,577)	(14,878)
Financial income, net	3,875	2,789	2,112	1,417	682
Net loss available to ordinary shares	(15,144)	(12,204)	(11,442)	(13,722)	(13,978)
Basic and diluted net loss per ordinary share	$ (0.58)	$ (0.47)	$ (0.43)	$ (0.50)	$ (0.50)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	26,005,784	26,103,343	26,409,180	27,473,341	27,774,535
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits, marketable securities and cash held in favor of consortium partners	$32,347	$48,402	$16,707	$20,574	{ $31,821
Long-term investments in marketable securities and bank deposits	46,148	18,940	43,803	27,854	4,983
Total assets	87,289	77,257	67,526	55,353	42,106
Accumulated deficit	(68,388)	(80,592)	(92,034)	(105,756)	(119,734)
Total shareholders' equity	80,062	68,881	59,808	49,566	36,248

(*) Reclassified - previously, we presented governmental and other grants as a component of our revenues and grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a deduction from research and development expenses.

(**) Includes deferred stock compensation - see Note 11 of our 2005 consolidated financial statements.

For additional financial information, please see "Item 5. Operating and Financial Review and Prospects - Results of Operations".

__4__

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

We incurred net losses of approximately $11.4 million in 2003, $13.7 million in 2004 and $14 million in 2005. As of December 31, 2005, we had an accumulated deficit of approximately $94.8 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering). We expect to continue to incur net losses in the future due in part to the costs and expenses associated with our research and development activities. We cannot assure you that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may be required to allocate substantial additional funds in the future to our discovery and development activities, and we may never be able to achieve profitability.

We discover and carry out early stage development of therapeutic and diagnostic product candidates. Product candidates are molecules that we discover and identify as having a potential therapeutic or diagnostic application. In 2005, we allocated a substantial portion of our cash and other resources to our discovery and development activities and we intend to continue to do so. To date, these activities have generated only negligible revenues. These activities may never generate significant revenues and we may never achieve profitability.

In December 2005, we underwent a re-organization in order to focus our resources on our research and development and on our commercialization goals. Nevertheless, we do not anticipate that we will achieve profitability in the near future. We expect that we will need additional funds to continue financing our discovery and development and commercialization activities. If we are unable to obtain the required additional financing, whether internally or from third parties, on commercially reasonable terms, we may have to curtail or cease our discovery and development activities, and our business will likely be materially harmed.

If we are unable to raise additional capital in the future, we may need to curtail or cease operations, and if we raise additional capital, our existing shareholders are likely to experience dilution of their shareholdings.

As of December 31, 2005, we had cash and cash equivalents, short-term marketable securities and cash held in favor of consortium partners of approximately $32 million, and long-term marketable securities of approximately $5 million. Based on our current projections and following our re-organization in December 2005, we anticipate that our existing cash and cash equivalents, and short-term and long-term marketable securities will be sufficient to support our operations for at least the next two years. We expect that we will need to raise additional capital within the next two years.

However, we cannot assure you that we would be able to raise sufficient additional capital on favorable terms, if at all. If we raise additional capital by issuing equity securities, we expect that our shareholders will experience dilution of their shareholdings. In December 2005, as part of a re-organization that we underwent, we curtailed certain of our activities that we determined not to directly support the achievement of our current corporate goals. If we fail to raise sufficient funds, we will likely have to further curtail or cease activities, which would materially harm our business and financial results.

If we are unable to continue to successfully apply for research and development grants, our financial results may be materially harmed.

We receive research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, from the Israel-U.S. Bi-national Industrial Research and Development Foundation and from the European Community, under the European Union`s 6th Framework Program. Our entitlement to receive these grants is dependent on, among other things, our compliance with the various grants` respective terms and conditions. In addition, the total value of grants that the Office of the Chief Scientist makes available generally, and to each individual grantee, had gradually decreased in recent years.

__5__

If we do not comply with these terms and conditions or if we do not succeed in obtaining these grants in the future, or if we will be able to obtain only a reduced amount of grants, our business and financial results may be materially harmed, and we may have to restrict or cease operations.

If our wholly-owned subsidiary, Keddem Bioscience Ltd., will not be able to raise capital in the next few months, it may have to cease operations, in which case all of our investments made in Keddem Bioscience`s business to date will be lost and our financial results may be harmed.

In 2004, we turned our chemistry division, which was engaged in small-molecule drug discovery, into a wholly-owned subsidiary, Keddem Bioscience Ltd. The transaction was effected by us transferring to Keddem Bioscience all of our assets and liabilities that were dedicated to the operation of our chemistry division. In connection with this transaction, we agreed to loan to Keddem Bioscience $1,572,000. In November 2005, our board of directors also agreed to assign to Keddem Bioscience what was at the time our entitlement to receive (and which we since received) from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, an amount of approximately $400,000, on account of our investment in the expansion of, what was at the time, our computational chemistry facilities and the building of a chemistry laboratory for drug discovery. Pursuant to our board of directors` decision, Keddem Bioscience received the amount of approximately $400,000. We currently seek to raise third party funding for Keddem Bioscience. The continuation of Keddem Bioscience`s operations depends on raising additional capital in order to continue its operations. Keddem Bioscience`s external auditors have raised substantial doubts on Keddem Bioscience`s ability to continue as a going concern.

If Keddem Bioscience fails to raise additional capital in the next few months, it will likely need to cease its operations. If so, our investments in Keddem Bioscience will be lost, and this is likely to harm our financial results.

The revision of SFAS No. 123, which will require us to record employee stock-based compensation expense in connection with equity share based compensation, may significantly increase our financial losses.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), entitled "Share-Based Payment", relating to accounting for stock-based compensation. SFAS No. 123 previously permitted stock-based payments to employees to be recognized based on their fair values, and following the revision, as of January 1, 2006, this permissive standard became a mandatory requirement. SFAS No. 123 also revised, among other parameters, the measuring of fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Stock-based compensation is a tool at our disposal by which we are able to encourage our employees to achieve success and remain in our employ.

As a result of the revisions to SFAS No. 123, commencing in 2006, we will be required to record an expense in relation to stock-based compensation that we provide to our employees, and this expense may increase commensurate with, among other parameters, an increase in our share price and number of options granted. As a result of the provision of such compensation, our financial results could be materially harmed. If we seek to limit this harm, our ability to continue to provide to our employees stock-based compensation may be curtailed, which could hurt our ability to recruit or retain employees, and as a result our business may be materially harmed.

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

We incorporate ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. We attempt to discover novel potential therapeutic molecules, including proteins and peptides, and diagnostics biomarkers on the basis of which our collaborators and licensees may be able to develop novel drugs and diagnostic products. By using this approach, we have already predicted discoveries in-silico, which means prediction by computers. We have also initially validated the suitability for diagnostic and therapeutic application of some of the diagnostic and therapeutic product candidates respectively that we discovered in-silico. However, our approach has not yet been proven or validated beyond that initial validation.

__6__

If our approach is ultimately proven to be ineffective for making discoveries or if we may fail to make further discoveries, our business may be materially harmed. If our potential customers or collaborators will not accept that our approach provides value to them, or if we are not able to find any biological activity for the therapeutic product candidates that we discover, we may fail to commercialize discoveries that we make, and, as a result, our business will likely be significantly harmed.

We may never make discoveries that will be suitable for development into therapeutic or diagnostic products, and if we do not, our business may be significantly harmed and we may cease operations.

Even if our approach to discovering therapeutic and diagnostic product candidates by incorporating ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine proves to be effective, our discoveries may be proven to be unsuitable for the development into revenue-producing products by our collaborators and licensees.

One criterion that we applied in the past when choosing a potential therapeutic product candidate is that such candidate must have been a variant of a gene from which a known protein is derived. In focusing on such variants, we hope to benefit from the availability of biological and medical information that relate to the biology and use of the known protein. However, to date, it has not been proven that such a variant is likely to have pharmacological characteristics or uses that are similar to or advantageous over the known protein to which it relates. Another example of a criterion that we apply when choosing one type of potential diagnostic product candidates is that such candidates must be secreted into the blood stream. However, mere presence of a candidate molecule in blood does not necessarily ensure that it will have all the characteristics necessary for it to function as an effective diagnostic marker.

If our approach to discovering diagnostic and therapeutic product candidates proves to be ineffective, we may fail to discover therapeutic and diagnostic product candidates that are suitable for development into revenue-producing products by our collaborators and licensees, and as a result our business will likely fail or we will likely never become profitable.

There are risks that are inherent in the development and commercialization of therapeutic and diagnostic products, and if these risks materialize, our business and financial results may be materially harmed.

We face a number of risks of failure that are inherent in the process of developing and commercializing therapeutic and diagnostic products. These risks include, among other risks, the possibility that:

●        our therapeutic product candidates will be found to be pharmacologically ineffective or toxic or to have other detrimental side effects;

●        our diagnostic product candidates will prove to be ineffective in distinguishing between healthy and disease samples or in providing information relating to a patient`s response to a drug;

●        our collaborators will fail to receive applicable regulatory approvals;

●        our collaborators will fail to manufacture these products on a large scale in a cost effective manner;

●        our collaborators will fail to develop and market products based on our discoveries prior to the successful marketing of competing products;

●        the development, marketing or sale of our product candidates will fail because they may infringe third party intellectual property rights; and/or

●        the development, marketing or sale of our product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights.

Therefore, even if we are able to continue to discover new therapeutic or diagnostic product candidates, our collaborators or licensees may not be able to develop new products based on our discoveries. If any of these risks materialize our business and financial results may be materially harmed.

We have limited experience in, and limited resources for, the discovery and development of therapeutic and diagnostic product candidates, and if we fail to acquire the appropriate experience, our business may be materially harmed.

__7__

Our experience in the discovery and development of therapeutic and diagnostic product candidates is limited. Although we believe that we have already acquired and are continuing to acquire experience and expertise in the discovery and in certain aspects of the development of therapeutic and diagnostic product candidates, in order to successfully develop and commercialize therapeutic and diagnostic product candidates, we must further improve our internal expertise, capabilities and facilities. We may not be able to engage all of the experts that we need in order to do so.

If we fail to acquire all of the required experience and expertise in the discovery and development of therapeutic and diagnostic product candidates, we may be unsuccessful in our discovery and development activities, and as a result our business may be materially harmed.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive. Numerous entities in the United States and elsewhere compete with our efforts to discover, validate and commercialize therapeutic and diagnostic products or product candidates. Our competitors include pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent that they develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel therapeutic and diagnostic product candidates.

Many of our competitors benefit from greater market recognition, and have substantially greater financial, technical, human, research and development, and marketing resources than we do. Since we are a small company with limited human resources, we are not able to work with a large number of collaborators in parallel. Our competitors may discover and develop product candidates or market and sell products based on their discoveries, in advance of us or of our collaborators or licensees. They may also obtain patents and other intellectual property rights before us and thereby prevent us from pursuing the development and commercialization of our discoveries. For information about the specific competitors with whom we compete, see "Competition" under "Item 4. Information on the Company."

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

This trend may adversely affect our ability to enter into agreements for the development and commercialization of our product candidates, and as a result may harm our business.

We depend significantly on our collaborators and licensees for the development and commercialization of our therapeutic and diagnostic product candidates, and if we are unable to enter into additional agreements with collaborators and licensees in the future, our business will likely be materially harmed.

Our strategy for the development and commercialization of therapeutic and diagnostic product candidates depends on the formation of collaborations or licensing relationships with third parties that have complementary capabilities. We depend significantly on our collaborators and licensees to carry out and/or finance product development and commercialization of our therapeutic and diagnostic product candidates. Potential collaborators and licensees include pharmaceutical, biotechnology and diagnostic companies.

To date, we have granted a small amount of licenses for the development and commercialization of our product candidates. Over approximately the past one and a half years, we entered into three license collaboration agreements for the development and commercialization of a multiple number of diagnostic products.

__8__

Even though we have entered and intend to continue to enter into license and collaboration agreements for the development and commercialization of our discoveries, we cannot assure you that any of these agreements will result in the successful development or commercialization of any products based on our discoveries. Further, we cannot assure you that we will succeed in entering into any other agreements with third party collaborators or licensees for the development and commercialization of our therapeutic and diagnostic product candidates. If we are unable to enter into new collaborations or license agreements, our business will likely be materially harmed.

We may not be able to find additional collaborators or licensees that will agree to in-license our discoveries at an early stage, and if we do not find these collaborators or licensees, our business will likely be materially harmed.

Our strategy for the development and commercialization of therapeutic and diagnostic product candidates is based on our discovery and early stage development of those product candidates. We consider early stage development in the case of diagnostic product candidates to be a stage at which their existence in nature is validated. This stage may also involve us demonstrating that the product candidate is differentially expressed in different physiological conditions, but in any case with no clinical proof. We consider early stage development in the case of a therapeutic product candidate, to be a stage at which we show biological activity of that candidate. We ordinarily carry out certain such validation work ourselves, and we ordinarily seek to rely on our collaborators and licensees to carry out further product development.

Pharmaceutical and diagnostic companies may be reluctant or refuse to in-license our therapeutic and diagnostic product candidates at these early stages of discovery or development. Even if additional potential collaborators or licensees agree to in-license our discoveries at an early stage, such additional collaborators or licensees may not agree to do so on terms that we would consider commercially desirable.

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

The risks that we face in connection with our existing collaborations, licenses and other business alliances as well as those that we may enter into the future include, among other things, the following:

●        we may be unable to comply or fully comply with our obligations under license or collaboration agreements into which we enter, and as a result, we may not generate royalties from such agreements, and our ability to enter into additional agreements may be harmed;

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

●        disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration; and

●        our collaborators may fail to develop or commercialize successfully any products based on product candidates to which they have obtained rights from us.

If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

__9__

Factors Related to our Discovery Engines and Related Technologies

The success of our business largely depends on our ability to continue to develop and enhance our discovery engines and related technologies, and if we fail to continue to develop and enhance them, our business will likely be materially harmed.

Our discovery engines are proprietary computational platforms that are designed to identify therapeutic and diagnostic product candidates in a specific therapeutic and diagnostic area of interest. By using our discovery engines and related technologies, we intend to constantly feed our pipeline of discoveries with novel therapeutic and diagnostic product candidates. Our success as a genomic-based discovery company largely depends on our ability to continue to develop and enhance our discovery engines and related technologies.

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

If we fail to continue to develop and enhance our discovery engines and related technologies, our business will likely be materially harmed.

We rely on access to public and commercial databases to feed our discovery engines, and if we are denied access to these databases for any reason, our operations and business may be harmed.

In carrying out our discovery and development of therapeutic and diagnostic product candidates, we rely on our ability to access and use public and commercially available databases. If we are denied access to these databases, or if we are granted access to such databases on terms, which are not commercially reasonable, our business and our results of operation may be harmed.

Factors Related to our Operations

The licensing cycle for our commercial offerings is complex and lengthy and as a result, we may expend substantial funds and management resources with no assurance of success.

We are required to negotiate agreements containing terms unique to each licensee and collaborator and which suit each licensee`s or collaborator`s specific discovery, development and business strategies. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. As a result, the process of preparing and negotiating our licensing and other agreements is complex and may take 12 months or longer. These business development and related commercial activities require the input and efforts of our key management personnel.

As a result we expend and believe that we will need to continue to expend substantial funds and management effort with no assurance of successfully entering into agreements with potential collaborators and licensees.

We may be unable to hire or retain key personnel or sufficiently qualified employees, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and technical personnel. While members of our senior management have entered into employment or consulting agreements and non-competition and non-disclosure agreements, we cannot assure you that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations. Within our geographic location, it is difficult to find suitable and highly qualified personnel in certain aspects of our industry.

__10__

Furthermore, we do not carry key person life insurance on any member of our senior management.

Our business may be harmed if we are unable to retain our key personnel, or to attract, integrate or retain other highly qualified personnel in the future.

Revenues that we generate from commercialization of our technologies or discoveries may be limited because of Israeli governmental grants that we receive.

The development of some of our technologies and of the discoveries that we make have been and may in the future be partially funded by governmental grants that we receive from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. According to Israeli law, certain restrictions and obligations may be imposed on us in relation to the development and commercialization of discoveries that are financed by these grants. These obligations and restrictions may be imposed if we were to seek to manufacture outside of Israel or transfer our know-how within or outside of Israel.

We believe that these obligations and restrictions do not apply to us for a number of reasons, including our strategy not to transfer, as opposed to license, the know-how subsisting in our technologies and discoveries. We also believe that these restrictions do not apply to the sale or to the export of product candidates that we develop by using or based on our Office of the Chief Scientist-funded technologies or discoveries. In addition, due to certain changes to the applicable Israeli law that came into force in June 2005, these obligations and restrictions, have been ameliorated.

Nevertheless, if the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor adopts a view contrary to our own or if restrictive statutory changes are legislated in the future, our ability to commercialize some of our technologies or discoveries may be limited.

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties` data, and if we are unable to do so, our business may be harmed.

We rely heavily on the use and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communication networks and software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers, communication, and hardware and software systems as well as our data and third parties` data. These measures are intended to safeguard against loss, corruption and misappropriation caused by system failures or unauthorized access. We have also entered into confidentiality agreements with our employees, consultants, customers and collaborators who may have access to such confidential or proprietary information.

However, these methods may not protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. In addition, a party who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Such publication of proprietary data could materially harm our intellectual property position, thereby seriously harming our financial condition. These security problems, if significant, could harm our operations and even cause our business to cease.

We may be subject to claims related to hazardous chemicals and biological materials that we use, and these claims may harm our business.

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

__11__

The clinical development and marketing of products based on our discoveries are subject to governmental regulation and the receipt of regulatory approvals, and if we or our collaborators or licensees fail to receive such approvals, our business may be materially harmed.

The clinical development and marketing of therapeutic and diagnostic products based on our discoveries requires obtaining regulatory approvals to such effect. The process of obtaining regulatory approvals for therapeutic or diagnostic products based on our discoveries in the United States and in other countries can be lengthy and complex. Changes in legislation and in guidelines and policies made pursuant to such legislation could increase the complexity and the length of the process of obtaining such regulatory approvals. Even if and once we or our collaborators or licensees obtain regulatory approval for products based on our discoveries, these products may be subject to continuous regulatory review. Products based on our discoveries that are found to be unsuitable for human consumption, for example due to the causation of unwanted side effects, may result in the withdrawal of such products from the market.

Neither we, nor our licensees or collaborators, have yet applied for or received any regulatory approvals for any therapeutic or diagnostic products based on our discoveries. Such approvals are also required for conducting clinical trials of products based on our discoveries. We rely on our collaborators and licensees to advance regulatory approval processes. However, we cannot be certain that we or our collaborators or licensees will be able to obtain such approvals for any product or product candidate that we may develop.

If we or our collaborators or licensees fail to obtain required regulatory approvals, our collaborators or licensees may be prevented from marketing therapeutic or diagnostic products based on our discoveries. This will in turn reduce our chances of receiving payment from our collaborators and as a result, our business may be materially harmed.

Factors Related to Intellectual Property

We may not be able to protect our non-patented proprietary data, technologies or discoveries, and this may materially harm our business.

We rely heavily on our proprietary know-how and trade secrets that we develop and that are not protectable or protected by patents. We employ a number of measures to ensure that our know-how and trade secrets will not be disclosed outside our organization, and to the extent that they may be, we make extensive use of confidentiality agreements. We believe that principal aspects of our know-how and trade secrets relating to our technology are complex and, as a result, difficult to copy or reproduce. Nevertheless, the protective measures that we employ may not provide adequate protection for our trade secrets and know-how. Our business collaborators, employees, advisors and consultants may disclose our proprietary know-how or trade secrets in violation of their obligations to us. We may not be able to meaningfully protect our rights in our proprietary know-how or trade secrets against such unauthorized disclosure and any consequent unauthorized publication.

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

The success of our business depends, to a large extent, on our ability to obtain and maintain patents that cover our therapeutic and diagnostic product candidates. We have applied for patents covering our therapeutic and diagnostic product candidates as well as aspects of some of our technologies. We have a total of seven patents, of which six are US patents and one is an Australian patent. We plan to continue to apply for patents as we deem appropriate, but we cannot assure you that our patent applications will be accepted, or that they will be accepted to the extent that we seek.

__12__

The process of obtaining patents for inventions that cover our genes and gene-based products is uncertain for a number of reasons, including but not limited to:

●        the patenting of genes and gene-based inventions involves complex legal issues, many of which have not yet been settled;

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

●        publication of large amounts of genomic data by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

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

The existence of third party intellectual property rights may prevent us from developing our discoveries or require us to expend financial and other resources to be able to continue to do so.

In selecting a therapeutic or diagnostic product candidate for development, we take into account, among other considerations, the existence of third party intellectual property rights that may hinder our right to develop and commercialize that product candidate. The human genomic pool is finite. To our knowledge, third parties, including our competitors, have been filing wide patent applications covering an increasing portion of the human genomic pool and the proteins expressed therefrom.

As a result of the existence of such third party intellectual property rights, we may be required to:

●        forgo the research, development and commercialization of therapeutic and diagnostic products candidates that we discover, notwithstanding their promising scientific and commercial merits;

●        invest substantial management and financial resources to either challenge or in-license such third party intellectual property, and we cannot assure you that we will succeed in doing so on commercially reasonable terms, if at all.

We do not always have available to us, in a timely manner, information of the existence of third party intellectual property rights related to our own discoveries. The content of US and other patent applications remain unavailable to the public for a period of 18 months from their filing date. In some instances, the content of US patent applications remain unavailable to the public until the patents are issued. As a result, we can never be certain that development projects that we commence will be free of third party intellectual property rights. If we become aware of the existence of third party intellectual property rights only after we have commenced a particular development project, we may have to forgo such project after having invested in it substantial resources.

We may infringe third party rights and may become involved in litigation, which may materially harm our business.

Our business philosophy is to respect the intellectual property rights of third parties. Nevertheless, if a third party accuses us of infringing its intellectual property rights or if a third party commences litigation against us for the infringement of patent or other intellectual property rights, we may incur significant costs in defending such action, whether or not we ultimately prevail. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive. Costs that we incur in defending third party infringement actions would also include diversion of management`s and technical personnel`s time. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from further developing our discoveries or commercializing our products. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from the prevailing third party. If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any

__13__

lawsuit or failure to obtain any of these licenses could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures.

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

As a result of our substantial cash position and the relatively lower price of our stock in recent years, there is a risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. There can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year.

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

Since our incorporation in 1993, our research focus, the products that we developed and our business model had continually evolved. Whereas in the past we used our intellectual property, scientific know-how and computational capabilities to develop, market and sell to third parties life science software products and services, we now use these capabilities to discover therapeutic and diagnostic product candidates.

In addition, since 1998, part of our business has involved the discovery and development of therapeutic and diagnostic product candidates. Therapeutic products are typically developed over a period of approximately 9-12 years and the development period for diagnostic products is typically four to six years. For these reasons, we have a history of operations in which we believe there is insufficient information to identify a historical pattern.

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

__14__

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

Our quarterly operating results have fluctuated in the past and we believe that they will do so in the future. These fluctuations may cause our share price to fluctuate significantly. If our operating results fail to meet the expectations of the investment community, this may cause fluctuations in our share price. These results should not be relied upon as indications of future performance, and comparisons of quarterly results of operations may not be any meaningful indication of our progress in the long term.

Our operating results may fluctuate as a result of, among other things:

●        our rate of success and timing of entering into transactions for the commercialization of our therapeutic and/or diagnostic product candidates;

●        a decrease in the financial resources available to our customers, collaborators or licensees;

●        the timing of the release of products by our competitors;

●        inflation/deflation in Israel or changes in the conversion rate between New Israeli Shekel and other currencies;

●        the outcome and length of conflicts in the Middle East;

●        the time within which our collaborators may develop our therapeutic and/or diagnostic product candidates into revenue-producing products;

●        our ability to secure research and development grants.

Provisions of Israeli law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and therefore depress the price of our stock.

Israeli corporate law regulates acquisitions of shares through tender offers. It requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer and therefore depress the price of our shares. For information about these limitations, see "Anti-Takeover Provisions under Israeli Law" Under "Item 10. Additional Information." Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. Since September 2000, there have been periods of time during which Israel experienced heightened levels of violence with varying levels of severity. This state of hostility has caused security and economic problems for Israel. To date, we do not believe that the political and security situation has had a material adverse impact on our business but we cannot give you any assurance that this will continue to be the case. However, if there were to be emergency conditions, some of our key employees may be called to active duty for extended periods of time and could adversely affect our operations. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

__15__

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

Our results of operations may be adversely affected by inflation and/or by a devaluation of the Dollar against the New Israel Shekel.

We hold most of our cash, cash equivalents and marketable securities in US dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israel Shekels. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israel Shekel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israel Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. However, since a significant portion of our expenses are the cost of our salaries, which we pay in New Israel Shekel, we believe that this risk is not significant. If the US dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations could also be adversely affected if we will be unable in the future to guard against devaluation of the Dollar against the New Israel. To date, our business has not been materially adversely affected by changes in the Israeli rate of inflation or by a decrease in the US dollar - New Israeli Shekel exchange rate.

We may not continue to receive research and development grants and may not continue to be entitled to certain tax benefits.

We currently receive 3 different types of research and development grants and are entitled to certain grants and tax benefits under Israeli government programs. We receive funds in support of some of our research and development programs from the Office of Chief Scientist of the Israel Ministry of Industry, Trade and Labor, from the Israel-U.S. Bi-national Industrial Research and Development Foundation and from the European Community, under the European Union`s 6th Framework Program.

In addition, our subsidiary Keddem Bioscience, is currently entitled to certain grants and tax benefits under Israeli government programs and receives funds in support of some of its research and development programs from the Office of Chief Scientist of the Israel Ministry of Industry, Trade and Labor.

To maintain our eligibility to receive these funds, we must file periodic reports and pay royalties with respect to some of the grants that we received.

We intend to submit requests for additional research and development funds from the Office of Chief Scientist, from the European Community as well as from other funds that offer financial grants in support of our research and development programs. However, we cannot assure you that we will continue to receive such funds at the same rate, if at all. In 2005 we received an aggregate of $2.3 million funds in support of some of our research and development programs. For more information, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses; Research and Development Programs."

The tax benefits that we are entitled to receive are a function of the "Approved Enterprise" status of our existing facilities in Israel. For more information, see "Item 5. Operating and Financial Review and Prospects; Operating Results; Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect our Operations". To date we have not received any such tax benefits because we have not yet generated any taxable income. To maintain our eligibility for these tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital.

The termination or reduction of the funding that we receive, could have a material adverse effect on our business, financial condition and results of operations.

If we cease to become entitled to these tax benefits, we may be required to pay increased taxes on the taxable income that we may generate in the future from funded technology.

__16__

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

__17__

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

We initially developed a computer hardware system and software applications to accelerate homology searches of biological sequences. This system and those applications were commercialized under the name "Bioccelerator" since 1994. In 2003, we sold the Bioccelerator product line. For more information regarding the sale of our Bioccelerator product line, see Note 3 of our 2005 Consolidated Financial Statements. The divestment of our Bioccelerator product line, was part of an evolution that we underwent. Whereas in the past we used our intellectual property, scientific know-how and computational capabilities to develop, market and sell to third parties life science software products and services, we now use these capabilities to discover therapeutic and diagnostic product candidates. For more information about our evolution, see in this Item 4 "Business Overview."

In 1997, we incorporated our wholly-owned US subsidiary, Compugen USA, Inc. We conduct most of our business development and marketing operations from the US.

Since 1997, we directed a significant portion of our activities to the development of computational biology platforms and technologies that allow molecular biologists to obtain significantly more valuable information from genomic and related databases. The technologies that we developed solve quantitative and qualitative problems inherent in the analysis of genomic and expressed sequence data. Our first major technology platform was our LEADS computational biology platform, which among other functions, analyses and rearranges - also known as clustering and assembly - genomic and expressed sequence data. With the use of our computational platforms, we have been able to discover novel genes and gene-based products, including novel transcripts and proteins. Throughout the years, we licensed use of this technology to a number of pharmaceutical and biotechnology companies, including Pfizer, Inc., Novartis Pharma A.G. and Abbott Laboratories.

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

Between the years 2000 and 2004 we pursued a number of commercial activities, including the marketing and sale of computational tools, by applying our intellectual property, scientific know-how and computational technologies to the development of solutions for addressing challenges in the fields of functional genomics, which is the study of gene expression and gene function. We no longer seek to sell computational tools, for the same reason that we divested the Bioccelerator product line, which is to use our intellectual property, scientific know-how and computational capabilities in-house, to discover and carry out the initial development of novel therapeutic and diagnostic product candidates.

Commencing in 2000, we designed probes, which are short nucleotide sequences designed to be uniquely representative of much larger corresponding genes. Probes that we designed can be used for gene expression experiment and served as the basis for our Oligolibraries products. In 2001, we entered into a joint license and marketing agreement with Sigma-Genosys for the development, marketing and production of these products. This agreement terminated on December 31, 2004, following which, we no longer market our Oligolibraries products.

In 2001, we launched product named "Genecarta", a user-friendly database application that allows scientists in the field of genomics, functional genomics and proteomics to easily use the results of analyses performed with our Leads computational biology platform. We no longer market the Genecarta product.

__18__

In 1999, we established a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we transferred the business of this division to what was at the time a majority-owned subsidiary, Evogene Ltd. For more information about this transaction and our holdings in Evogene, see Item 7, "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

In 2000, we launched our Z3 software product, and in 2003 our Z4000 software product, both of which use advanced computational techniques to carry out pattern recognition analyses and image processing to analyze the results of certain protein separation experiments.  We no longer market the Z software products.

In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. This transaction by which we created our wholly-owned subsidiary Keddem Bioscience was part of our continuing efforts to focus on the enhancement of our discovery engines and the discovery and development of novel therapeutic proteins and diagnostic biomarkers. On August 1, 2004 we turned our chemistry division into a wholly owned subsidiary by transferring all of our assets and liabilities that were dedicated to the operation of our chemistry division into Keddem Bioscience.

Since 2002, we have been focusing on the discovery of novel therapeutic proteins (these are proteins that are themselves drugs and that are usually administered by injection) and diagnostic biomarker (which indicate the presence or absence of a physiological condition, such as a disease) product candidates through the use of the intellectual property, scientific know-how and computational biology capabilities that we had developed. During 2003 and 2004 we expanded our biology laboratory by, among other things, expanding its floor space and adding new functions and equipment. We also recruited experts for the purpose of strengthening our protein expression, production, purification and analysis capabilities. We seek to generate revenue from commercializing the novel therapeutic protein and diagnostic biomarker candidates that we discover, by pursuing commercial relationships with potential collaborators and licensees, including leading diagnostic, biotechnology and pharmaceutical companies. We intend for these revenues to be in the form of milestone and royalty payments.

In December 2005, we underwent a re-organization. Part of this re-organization comprised the establishment of three research and development units in order to continue to focus on the discovery, validation and commercialization of our therapeutic and diagnostic biomarker product candidates. Our recently formed three research and development units consist of a therapeutics unit, a diagnostic biomarkers unit, and a research and discovery unit. This re-organization included a reduction of approximately twenty five percent in the number of our employees across the company.  We currently continue to operate under a single reporting segment and our three research and development units are not measured separately by our company`s management.

Business Overview

We are a biotechnology discovery company focused on therapeutic and diagnostic product candidates. The Company`s powerful predictive models and discovery engines enable the discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s pioneering and on-going incorporation of ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine.  To date, our discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements.

We have three principal research and development units comprising a therapeutics unit, a diagnostic biomarkers unit and a research and discovery unit. These units are serviced and supported by our other units, which include finance, legal and business development units.

Therapeutics Unit

The therapeutics unit selects and validates therapeutic protein product candidates that we discover in-house with the use of our predictive discovery engines. This unit is responsible for carrying out in-vitro and in-vivo experimental validation of selected potential therapeutic protein candidates. In-vitro and in-vivo experiments are experiments outside the living body, in an artificial environment and experiments in a living body respectively. This validation is done internally and by outsourcing to third party laboratories and includes protein production, purification and analysis, and in-vitro and in-vivo bioassays.

__19__

We use the capabilities of our LEADS computational platform and discovery engines and related technologies to discover proteins that we believe are potential therapeutic product candidates. Once we identify therapeutic product candidates in-silico, we select candidate molecules for validation in a biology laboratory. The molecules that we select for validation and further development, are those molecules that we believe are most likely to succeed, based on a set of criteria that we continually develop and use in our discovery process. One criterion for our selection of proteins is that they are predicted to be novel and are found not to be covered by third party patents. Another criterion, that we applied to splice variants, is that the selected splice variant should be closely related to an already marketed drug, drug target or to one that is in advanced stages of development. In focusing on the discovery of such proteins, we seek to benefit from the availability of relevant biological and medical information that relate to our novel splice variant.

The first biology laboratory activity that we carry out on the selected molecules is either to validate their existence in nature at the RNA level and/or to synthesize them. The validation at the RNA level is achieved by biology laboratory techniques such as quantitative RT-PCR, which is a method for isolating and amplifying desired RNA sequences. Synthesis of these molecules is achieved by either chemical synthesis in the case of short peptides, or by genetic engineering techniques in the case of longer proteins.

We are currently pursuing in-vitro and in-vivo experiments to assess the activity of a large number of our therapeutic protein product candidates. We expect to complete this assessment in 2006. Our ability to seek partners for development and commercialization for our therapeutic protein candidates will depend on those proteins` suitability to become therapeutic proteins and on our ability to generate experimental data in support of that suitability.

Diagnostics Unit

The diagnostics unit selects and prioritizes diagnostic product candidates that we discover in-house with the use of our predictive discovery engines. This unit is responsible for carrying out initial validation of the potential diagnostic candidates that it selects.

Similarly to the use of our discovery engines and related technologies to discover therapeutic product candidates, we also use discovery engines and related technologies to discover proteins that we believe are potential diagnostic biomarker product candidates. We first identify diagnostic product candidates in-silico and then select for validation at the RNA level those molecules that we believe are most likely to succeed, based on a set of criteria that we developed.

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

●        Biological characteristics - we select molecules that have biological features, which make them suitable for diagnostic detection. For example, in the case of immunoassay-based diagnostic biomarkers, we select molecules that are predicted to be secreted into the blood stream and therefore possibly detectable in blood.

We believe that in 2004 and 2005, we have demonstrated our ability to discover biomarker candidates, primarily for various cancers and cardiovascular diseases, that are of interest for further development and commercialization by leading companies in the field of immunoassay diagnostics. Our discovery engines together with our related technologies have already formed the basis for a broad discovery-based collaboration with Diagnostic Product Corporation, Ortho-Clinical Diagnostics, a Johnson & Johnson company, and with Biosite, all for the development and commercialization of immunoassay diagnostic products based on the output of our diagnostic discovery engines. For more information about these transactions, see the Section entitled "Our Selected Customers and Collaborators" in this Item 4.

We expect that during 2006 and 2007, together with our licensees and partners, we will validate and develop products based on the first wave of discoveries from our immunoassay based diagnostic discovery engines. We also intend to continue our discovery activities, which are currently targeted at cancer and cardiovascular diseases, and we have already commenced to extend our efforts to other disease areas.

__20__

Our development activities with respect to nucleic acid based diagnostics, which rely on slightly modified versions of our immunoassay discovery engines, are approximately one year behind our immunoassay based diagnostic development activities. We intend to begin entering into agreements for the commercialization of our nucleic acid based diagnostic product candidates in the second half of 2006.

Research and Discovery Unit

Our research and discovery unit has generated our discoveries of therapeutic protein and diagnostic product candidates (although this was done before it was formally reorganized as such). These discoveries have all been made in-silico. We intend for this unit to continue to generate discoveries of therapeutic and diagnostic product candidates as well as create additional discovery engines and other platforms and technologies that will enable us to add to and improve upon our predictive biology capabilities.

Our ability to discover therapeutic protein and diagnostic product candidates is enabled by the computational platforms, discovery engines and related technologies that we have developed and continue to develop. These platforms include our LEADS computational biology platform, and our discovery engines, including our therapeutic protein discovery engine and our diagnostic biomarkers discovery engines.

We have begun an analysis in order to select new projects for the development of new platforms and technologies. We intend to continue to develop platforms and technologies that will enable us to discover categories of therapeutic and diagnostic product candidates that we had not discovered to date. It is our current intention that after proof of concept is successfully achieved for these new platforms and technologies, their further development and the commercialization of therapeutic or diagnostic product candidates that we discover with these new platforms and technologies will be the subject of a major collaboration with a pharmaceutical or biotechnology partner.

Our Enabling Technologies

Our LEADS Computational Biology Platform

Our LEADS computational biology platform analyzes genomic and expressed sequence data to enable rapid discovery of genes, transcripts, and proteins, including their splice variants, and information about their potential respective functions. Our LEADS computational biology platform models a wide variety of complex biological phenomena and provides a comprehensive research infrastructure, facilitating the discovery of therapeutic and diagnostic product candidates and other biological products. This technology and expertise has enabled us to efficiently and effectively extract valuable information from genomic, proteomic and related databases.

Discovery Engines

Our discovery engines are proprietary computational platforms that extend the capabilities of our LEADS platform by incorporating sophisticated search and analysis algorithms. Our discovery engines are designed to enable our researchers to identify proteins and transcripts that are suitable for the development of therapeutic and diagnostic product candidates. We use our discovery engines and related technologies in our internal therapeutic and diagnostics discovery efforts. By using these engines and related technologies, we intend to constantly feed our pipeline of discoveries with novel therapeutic and diagnostic product candidates.

Although to date, we have used our discovery engines to discover therapeutic protein and diagnostic product candidates, our approach to discovering novel product candidates may be equally useful for the discovery and selection of potential targets for small molecules, antibodies and other types of gene products with clinical value, such as DNA polymorphisms, which are changes in the DNA nucleotide base pair sequence.

Therapeutic Protein Discovery Engines - Our therapeutic protein discovery engines are designed to identify proteins for which there is substantial evidence indicating a therapeutic utility. One such engine is designed to identify novel splice variants of known proteins. This engine also enables the selection of proteins based on their predicted biological properties such as the existence of a signal peptide, which is a biological signal on the protein directing it to be secreted out of the cell into the blood stream. The input into our therapeutic protein discovery engines is analyzed by proprietary software and automated processes. Its output is thereafter manually analyzed by our scientists and consulting experts to evaluate each molecule`s potential to be a therapeutic product candidate.

__21__

Diagnostic Biomarker Discovery Engines - Another example of our discovery engines is our series of diagnostic biomarker discovery engines. These engines are designated to identify novel transcripts and splice variants of genes, and proteins, that are differentially expressed in specific tissues or pathological conditions, and which may therefore serve as biomarkers for diagnosis. Genes, transcripts and proteins that are involved in various diseases may be differentially expressed in such conditions. Our approach to identify such genes, transcripts and proteins is to search in-silico for, among other things, patterns of differential expression, and then to attempt to verify these predictions by experimental methods in our biology laboratory. In addition, we seek to discover splice variants of proteins with a known diagnostic utility since these splice variants may themselves have a diagnostic utility.

Our diagnostic biomarker discovery engines consist of disease driven biomarker engines and application driven biomarker engines. The disease driven biomarker engines identify transcripts and proteins that are expressed differently in disease situations, compared to the expression levels of such transcripts and proteins in normal physiological conditions. The diseases that these engines target are various cancers, autoimmune diseases and heart related diseases. The application driven biomarker engines identify transcripts and proteins that are characterized by selected features or their suitability for certain diagnostic applications. These categories of biomarkers are secreted forms of known biomarkers that can be found in serum, biomarkers that are membrane-bound which are suitable for in-vivo imaging applications and biomarkers that can be used at the nucleic acid level, primarily in the field of cancer.

Our Approach to Research and Discovery

By incorporating ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine, we attempt to discover novel potential therapeutic and diagnostic product candidates. Over approximately the past decade, we have been developing technologies, including our discovery engines, which enable researchers to identify genes, transcripts, and proteins that can be the basis for the development of therapeutic and diagnostic products of interest. Our multidisciplinary discovery process combines sophisticated mathematical modeling with experimental "wet" biological validation in an iterative process that is designed to investigate biological phenomena and discover potentially valuable drug targets, therapeutic proteins and diagnostic biomarkers. We believe that our approach to drug and diagnostic discovery makes it possible for us to further discover novel therapeutic and diagnostic product candidates.

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

We believe that the understanding of one biological phenomenon that is derived from an understanding of other biological phenomena is made possible as life sciences transform and mature from largely observational to more predictive. We believe that a deeper understanding of biological phenomena is useful for drug discovery. Our belief is supported by discoveries of novel genes and gene-based therapeutic and diagnostic product candidates that we have already made and that have resulted from our modeling of biological phenomena. Below are four examples of biological phenomena that we have modeled:

●        Alternative Splicing - alternative splicing is a biological phenomenon whereby a single gene may give multiple different transcripts that could be translated into more than one protein. Since 1997, by applying our proprietary LEADS computational biology platform to the analysis of publicly available genomic information, we discovered that the phenomenon of alternative splicing occurs in at least 50% of human genes. Previously, scientists believed that alternative splicing occurred in only a very small number of genes. By having identified the wide-spread nature of the alternative splicing phenomenon and having developed the computational technologies to identify it, we are able to discover unknown proteins that are encoded by known genes.

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

__22__

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

●        Processed Pseudogenes - processed pseudogenes are naturally occurring copies of genes that were created through reverse transcription of mature spliced mRNAs and then reinserted into the genome at a new location. These genomic sequences are generally considered "junk DNA". However, through analysis of thousands of such human pseudogenes with an in-silico predictive methodology, we were able to predict the existence of hundreds of novel transcript variants, a selected subset of which were then experimentally validated in our biology laboratories. Our discovery was published in the January 2006 edition of the Proceedings of the National Academy of Sciences (USA).

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

Cells carry out a major part of their biological functions by means of proteins. The production of proteins is encoded by DNA through a process known as gene expression. Therefore, by identifying a gene, it is possible to identify a protein or proteins that are expressed from that gene. The first stage of gene expression is transcription, which involves the matching of the DNA nucleotides in a gene with the nucleotides of a related molecule called messenger RNA, or mRNA. mRNA then instructs the cell to produce a protein by a process known as translation. Proteins are the molecules that regulate or perform most of the physiological functions of the body.

Diagnostic Biomarkers - A major aspect of the pharmaceutical and biotechnological research and development process is the identification of diseases and other physiological conditions. In the case of certain types of cancers, such as breast cancer, early detection can be critical to their treatment and even cure. The early detection of certain types of cancers is currently an unmet medical need. The levels of presence or absence of proteins or other molecules, may give information about the presence or absence of a disease or a particular stage of a disease or other physiological condition. A molecule that provides this information is known as a "diagnostic biomarker". For example, the presence or abnormal increased presence of a certain protein in blood may indicate a cancerous condition. In order to develop a diagnostic biomarker, it is first necessary to identify a correlation between, on the one hand, the presence or levels of presence of a molecule and, on the other hand, a disease or other physiological condition. Once such a correlation is identified, it is then necessary to develop a method for identifying the changes in levels of the diagnostic biomarker. The task of developing a method that will be easy to perform, that is sensitive, that has a high predictive value, that is safe, reliable, inexpensive, and that covers an attractive market segment, is a challenge that the diagnostics, pharmaceutical and biotechnological industries face.

Therapeutic Proteins - In some cases, the protein itself may be a drug. A familiar example of such a drug is insulin, which is a protein. This category of proteins is referred to as therapeutic proteins, because use or administration of the protein itself may have the effect of preventing, treating or curing a disease. Therapeutic proteins are usually administered by injection.

Drug Targets - In other cases, a protein may be a target to which a drug binds, and is known as a drug target. By increasing or decreasing the amount of a target protein or by activating or inhibiting its activity, a disease may be prevented, treated or cured.

__23__

Our Products and Commercial Offerings

Our therapeutic and diagnostic product candidates, that we offer for out-licensing, exclusively comprise our own discoveries, which are enabled by our proprietary discovery engines and internal experimental validation. We believe that our unique approach to drug discovery makes it possible for us to identify additional novel therapeutic and diagnostic product candidates.

Our most commercially advanced product area is immunoassay diagnostics, and we have signed agreements for the development and commercialization of a series of these products with three leading diagnostic companies. For more information about these transactions, see "Our Selected Customers and Collaborators." We expect to enter into nucleic acid development and commercialization agreements in the second half of 2006.

For our therapeutic product candidates, we expect to reach the stage of seeking partners for development and commercialization of our therapeutic product candidates once we will have generated experimental data in support of their suitability to becoming therapeutic product candidates.

We intend to generate revenue from commercializing our pipelines of therapeutic protein and diagnostic biomarker product candidates through commercial relationships with potential collaborators and licensees, including leading biotechnology, diagnostic and pharmaceutical companies. We intend to receive payments upon the successful completion of predetermined development stages, and royalties from the sale of therapeutic and diagnostic products based on our discoveries.

We offer to our prospective collaborators a license to develop and commercialize therapeutic and diagnostic product candidates that we discover through use of our discovery engines. We are able to offer such candidates that are within a given area of interest to them. By collaborating with us, our prospective collaborators, primarily pharmaceutical, diagnostic and biotechnology companies, would be able to gain access to the advantages offered by use of our proprietary discovery engines and multidisciplinary team of experts. Ultimately, these collaborations are intended to yield novel putative genes and gene-based products, including transcripts and proteins, to enable our collaborators and licensees to develop and commercialize therapeutic and diagnostic products based on our discoveries.

Our Selected Customers and Collaborators

We intend to continue to focus on licensing-out our novel therapeutic and diagnostic product candidates, which we discovered and continue to discover internally, to pharmaceutical, biotechnology and diagnostics companies, with the aim that they will develop and commercialize our discoveries into therapeutic or diagnostic products. In these commercial arrangements we seek to receive payments upon the successful completion of certain predetermined developmental stages and milestones, and royalties from the sales of the drugs and/or diagnostics applications, which will be based on our discoveries.

In June 2005, we announced our entry into a collaboration with Ortho-Clinical Diagnostics, Inc. ("OCD"), for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery engines. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers and then we will collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD, and we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We applied together with OCD for a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project. For more information about this grant, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses."

In June 2005, we also announced our entry into a collaboration with Biosite Incorporated ("Biosite"), for the development and commercialization of immunoassay based diagnostic products based on the output of our diagnostic discovery engines. Under the terms of this agreement, we granted to Biosite an exclusive license in the diagnostic field to use certain of our targets for immunoassay based diagnostic applications. In return for this grant, we are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration.

__24__

In April 2005, we announced a joint pilot research project with Novartis in the field of systems biology. Under the agreement, we were required to generate information about biological interaction networks through the development of a proprietary platform for research and analysis of microarray and other biological data. Novartis obtained sole rights to the specific results of the project, and we retained all rights to the research and discovery systems developed through the collaboration.

In August 2004, we entered into a broad pipeline discovery-based collaboration with Diagnostic Product Corporation, for the development and commercialization of diagnostic products based on the output of our diagnostic discovery engines, with an anticipated focus on cancer and cardiovascular disease. The terms of this agreement allow Diagnostic Product Corporation to develop and commercialize immunoassay and nucleic-acid based diagnostic products that are based on candidate biomarkers that we already discovered, as well as additional candidates that may arise out of the collaboration. We are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration.

Our Strategy

We seek to generate revenues from our collaborators and licensees commercializing therapeutic and diagnostic products that are based on our discoveries and which is enabled by the use of the intellectual property, scientific know-how and computational biology capabilities that we had developed and continue to develop. We believe that we can commercialize discoveries that result from our in-house discovery programs or that result from collaboration discovery projects aimed at a given area of interest to our collaborators and/or their profile of requirements. We intend to focus on licensing-out our product candidates to diagnostics, biotechnology and pharmaceutical companies, and we intend that they will further develop and commercialize those product candidates into revenue generating therapeutic and diagnostic products. We intend to receive from these commercial arrangements payments upon the successful completion of certain predetermined development stages and milestones, and royalties from the sales of the drugs or diagnostics products, which will be based on our discoveries.

To date, we have commenced to implement this strategy by entering into a collaboration and license agreement with each of Diagnostic Products Corporation, Ortho-Clinical Diagnostics, and Biosite, for the development and commercialization of novel diagnostic products.

Subsidiaries

Keddem Bioscience Ltd.

In 1999, we formed a chemistry division that focused on substantially increasing the predictability and success rates of small molecule drug discovery. On August 1, 2004, we turned our chemistry division into a wholly-owned subsidiary, Keddem Bioscience. For more information on Keddem Bioscience, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions. Keddem Bioscience Ltd.".

Keddem Bioscience is a drug discovery company that aims to improve the success rate for the discovery of new drug products by developing and applying a technology platform that consistently enables the design of small molecules which can potentially modulate a given protein target. Keddem's method does not rely on protein structure information or high-throughput screening of very large compound libraries.

Identifying a lead chemical for a potential target is a long, arduous and expensive undertaking, considered by many to be the principal bottleneck in small molecule drug discovery. Common methods for finding such small molecules, typically involving high-throughput screening of drug like compounds, have low success rates and often fail to find any candidate compound for a given target.

Keddem Bioscience`s approach is based on the proposed creation of a comprehensive, yet relatively small set of approximately 70,000 carefully designed molecules and a set of algorithms. Keddem Bioscience intends to synthesize this set of molecules and then use it in a screening process, in which the activity of drug targets will be tested against the screening library molecules. Keddem Bioscience`s ability to implement its intention to synthesize a set of approximately 70,000 molecules will depend on the availability to it of all the necessary resources, including funding. The design of Keddem`s set of molecules is aimed at obtaining information that, when analyzed by its proprietary algorithms, will provide accurate and comprehensive three-dimensional information about a drug target`s active site. Keddem believes that this

__25__

information can then be used to design a variety of potent inhibitors satisfying desired drug-like properties. Keddem`s approach is unique in that it is designed to generate information relating to a protein`s active sites, sufficient to enable the design of small molecules drug candidates. It does not seek to discover among its screening set lead molecules, which are molecules that react with protein targets and that may be optimized to generate a therapeutic effect.

The continuation of Keddem Bioscience`s operations depends on raising additional capital in order to continue its operations. Keddem Bioscience`s external auditors have raised substantial doubts on Keddem Bioscience`s ability to continue as a going concern.

Evogene Ltd.

In 1999, we formed a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we turned the business of this division into a majority-owned subsidiary, Evogene Ltd. As of December 31, 2005, we held approximately 84.7% of Evogene`s issued and outstanding share capital, but only 23.36% of Evogene`s share capital, on a fully-diluted basis. Following our grant of irrevocable proxies to certain investors in Evogene, those investors were empowered to vote, in a manner determined in their discretion, with approximately 50% of our holdings in Evogene, as existed at the date of grant of such proxy. As a result, in 2005, we had the power to vote 34.89% of Evogene's share capital. For more information on our holdings in Evogene, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

In February 2006, Evogene completed a financing round with certain investors, under which, among other things, it received $7 million dollars and those of its investors who until that date were creditors of Evogene under various convertible loan agreements, converted their loans into shares. The round of investment included $2 million dollars that Evogene received in January 2005 by way of a convertible bridge loan. We did not participate in the investment in Evogene under this most recent financing round. As a result, as of February 16, 2006, we own approximately 14.76% of Evogene`s issued and outstanding capital.

Evogene is a crop genetics company, focused on the development of improved traits in commercially important plants through gene discovery, genome remodeling and advanced classical breeding techniques. Evogene's current product development efforts are focused on enhanced fiber in cotton, abiotic stress tolerance and nitrogen use efficiency in various crops, and a unique plant platform for the production of therapeutic proteins. For more information, see below "Organizational Structure" in this Item 4 and Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

Sales, Marketing and Business Development

Since our incorporation in 1993, we devoted most of our capital and human resources to research and development of our technologies, discoveries, products and services. Since 2003 we moved away from commercializing our software tools and software products and began concentrating our efforts on our in-house discovery activities and commercializing those discoveries. In connection with this shift in strategy, we reduced the number of our marketing, sales and business development staff from 19 employees in 2002 to five employees by the end of 2005.

The approximate geographical breakdown of our revenues for the year ended December 31, 2005 was 65% in North America, 34% in Europe and less than one percent in other countries. The approximate geographical breakdown of our revenues for the year ended December 31, 2004 was 40% in North America, 48% in Europe, 10% in the Far East and 2% in other countries. The approximate geographical breakdown of our revenues for the year ended December 31, 2003 was 66% in North America, 31% in Europe, 1% in the Far East and 2% in other countries.

In the US, we have business development presence in San Jose, California and in Rockville, Maryland.

Seasonality; Raw Materials

Seasonality does not affect our main business; our business generally does not fluctuate based solely on the time of year.

We use a large range of raw materials in our research. Our research and discovery unit uses bioinformatics databases such as databases of ESTs, which are short nucleotide sequences that code for the expression of partial mRNA, gene expression databases, including from microarrays, protein interaction pathway databases and databases that match drugs

__26__

with their respective targets. Our therapeutic unit uses a large range of biological reagents such as cell growth media, enzymes, antibodies and chromatographic resins. Our diagnostic unit also uses biological reagents, which include human tissue samples, cell lines and certain enzymes. These raw materials are either freely available or easily available to us or to our customers at reasonable prices.

We rely on the quality and integrity of the raw materials that we use. We have encountered circumstances in which tissue samples that we acquired were found to be of poor quality. Such circumstances may delay and even interfere with our discovery and development efforts.

Intellectual Property Rights

Our intellectual property assets are among our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets, the copyrights subsisting in our software and related documentation and in our patents and patent applications. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets and otherwise protect our intellectual property.

We seek patent protection for inventions that relate to our therapeutic and diagnostic potential product candidates as well as certain components of our technology platforms. We currently have 7 registered patents of which 6 are registered in the United States and 1 is registered in Australia. We also have 117 pending patent applications, which include 60 patent applications that have been filed in the United States and applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We intend to continue to apply for patent protection for our therapeutic and diagnostic inventions, including for related inventions such as antibodies and peptides.

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

Many of our competitors are more established, benefit from greater market recognition and have greater financial, technical, human, research and development and marketing resources, as well as facilities and experience, than we do. These competitors may discover and develop product candidates, or market and sell products based on their discoveries, in advance of us or our collaborators and licensees. They may also obtain patent protection or other intellectual property rights that could limit or prevent us from pursuing the development and commercialization of our discoveries. This prospect is particularly pertinent to us since our discovery engines and related technologies are aimed at identifying, among other discoveries, novel alternatively spliced variants of genes that are the basis of third parties` respective gene-based therapeutic or diagnostic products. We have already encountered circumstances where third parties attained intellectual property rights in their respective therapeutic or diagnostic products that preceded and interfered with the rights that we obtained. We expect to encounter similar such circumstances in relation to other therapeutic or diagnostic product candidates that we may wish to develop.

The human genomic pool is finite. To our knowledge, third parties, including our competitors, have been filing wide patent applications covering an increasing portion of the human genomic pool. We believe that our ability to continue and extract or use new information through EST-based methods is already limited compared to our ability two and three years ago respectively. This limitation results from, among other things, the existence of third parties` intellectual property rights subsisting in genomic based discoveries, which precede our rights.

__27__

Our discovery program depends, in large part, on our discovery engines and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs, proteins and peptides. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our Leads-based discovery engines, provide us with a competitive advantage in the field of predicting gene based products, and occasionally gain some information on their biological importance. We believe that this advantage is made possible by the incorporation of ideas and methods from mathematics and computer science into biology, and by the modeling of significant biological phenomena and the resultant better research capabilities that we developed. Nevertheless, we may lose this advantage if our existing or future competitors make scientific and technological progress. In addition, we may discover and pursue the development of therapeutic or diagnostic product candidates that could conflict with our collaborators` discovery and development plans, including licensees or collaborators to whom we granted in the past a license to use our LEADS computational platform. The prospect of such a conflict arising is particularly pertinent in relation to those collaborators and licensees that received from us a license to use our LEADS computational platform to analyze raw data which is the same or similar to the raw data that we may analyze through LEADS.

We face, and expect to continue to face, competition from entities that discover and develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. In respect of our diagnostic product candidates, we potentially face competition from any company to the extent that it discovers or develops in-vitro based diagnostic products, and especially, if its products are aimed at diagnosing cancers and cardiovascular diseases.  These companies include companies such as Roche, Abbott and Bayer as well as Corixa Corporation, diaDexus, Inc., and Celera Diagnostics. In respect of our therapeutic product candidates, our potential competitors comprise companies that develop or commercialize therapeutic protein or peptides such as Amgen, Inc., Weyth Pharmaceuticals, Inc., Genentech, Inc., Xencor, Inc. and Zymogenetics, Inc.

Government Regulation

Environmental Regulation

Some of our research and development activities involve the controlled use of biological and chemical materials, a small amount of which could be considered to be hazardous. We also have the facilities for safe use and handling of radioactive materials, although these facilities are currently not in use. We are subject to Israeli laws and regulations governing the use, storage, handling and disposal of all these materials and resulting waste products. We store relatively small amounts of biological and chemical materials. To our knowledge, we substantially comply with these laws and regulations. However, the risk of accidental contamination or injury from these materials cannot be entirely eliminated. In the event of an accident, we could be held liable for any resulting damages, and any liability could exceed our resources.

Regulation of Use of Human Tissue

We need to access and use various human or other organisms` tissue samples for the purpose of development of some of our products. Our access and use of these samples is subject to government regulation, in the US, Israel and elsewhere and may become subject to further regulation. US and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples. To our knowledge, we substantially comply with these regulatory requirements.

Regulation of Products Developed with the Support of Research and Development Grants

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

__28__

As of December 31, 2005, we also held approximately 84.7% of the outstanding share capital of Evogene Ltd., but only 23.36% of its share capital, on a fully-diluted basis. As of December 31, 2005, we had the power to vote 34.89% of Evogene's share capital, due to our granting of irrevocable proxies to a group of Evogene's investors. The proxies entitled their respective proxy holders to vote in a manner that they determined in their discretion. For more information on Evogene, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd." As of February 16, 2006, Evogene completed a series of agreements with certain investors, under which it raised $7 million dollars and, as a result, we held approximately 14.76% of Evogene Ltd.`s issued share capitaland the power to vote approximately 14.76% of Evogene's share capital. Evogene is not consolidated into our consolidated financial statements for the year 2005. For an explanation of our reason for not consolidating Evogene into our financial statement, see Item 5. "Operating And Financial Review And Prospects;" "Critical Accounting Policies;" "Investment in Evogene Ltd." Evogene was formed under the laws of the State of Israel and has its principal place of business in Rehovot, Israel.

Property, Plant and Equipment

We lease an aggregate of approximately 28,200 square feet of office and biology laboratory facilities in Tel Aviv, Israel. The leases in Tel Aviv expire in December 2009.

Keddem Bioscience leases approximately 7,750 square feet of office and biology laboratory facilities in Ashqelon, Israel. The lease in Ashqelon expires on August 31, 2011, and Keddem Bioscience is entitled to terminate it effective on anniversary of the lease.

In addition, Compugen USA leases approximately 406 square feet of office space in San Jose, California which expires on May 30, 2006, and we have an option to extend it for one additional year. During 2005 Compugen USA also leased approximately 145 square feet in Rockville, Maryland. The term of our lease in Maryland expired in January 2006.

We believe that the facilities that we currently lease are sufficient for approximately the next 12 months.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

__29__

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with US GAAP for the years ended December 31, 2005, 2004 and 2003 respectively, and with any other selected financial data included elsewhere in this annual report.

Background

We are a biotechnology discovery company focused on therapeutic and diagnostic product candidates. The Company`s powerful predictive models and discovery engines enable the discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s pioneering and on-going incorporation of ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine.  To date, our discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements.

During 2003 to 2005 our primary business activities evolved from using our intellectual property, scientific know-how and computational biology capabilities to develop, market and sell to third parties life science software products and services, to using these assets and capabilities for the in-house discovery of therapeutic and diagnostic product candidates.

We carry out our research activities through three units, which is designed to enable us to continue to focus on the discovery, validation and commercialization of our therapeutic and diagnostic biomarker product candidates. These three units consist of a therapeutics unit, a diagnostic biomarkers unit, and a research and discovery unit. These units are serviced and supported by our other units, which include finance, legal and business development units.

We develop technological platforms, discovery engines and other related technologies that enable the discovery and analysis of genes and gene-based products, including transcripts and proteins. These include our discovery engines, such as our therapeutic protein discovery engine and our diagnostic biomarkers discovery engines.

Our discovery engines are proprietary technologies that are designed to enable our researchers to identify proteins and transcripts that are suitable for the development of therapeutic and/or diagnostic product candidates. Our discovery engines extend the capabilities of our LEADS platform by incorporating sophisticated search and analysis algorithms to select the most promising therapeutic proteins and diagnostic biomarkers in a specific category or area of interest, from the many proteins identified by our technologies.

By using these discovery engines and related technologies, we have discovered novel molecules that may be suitable for developing therapeutic and diagnostic product candidates respectively. Based on our belief in the capabilities of our discovery engines and related technologies, it is our intention to continue our efforts in the selection of additional therapeutic and diagnostic biomarkers product candidates. We have an early stage in-house project for the discovery and early stage development of selected potential therapeutic and diagnostic product candidates. Going forward, we plan to continually develop and enhance our internal capabilities of discovering therapeutic and diagnostics product candidates. We intend to continue to pursue licensing arrangements and collaboration agreements with leading biotechnology, diagnostic and pharmaceutical companies, for the development and commercialization of product candidates that we discover through the use of our discovery engines and related technologies.

OPERATING RESULTS

Overview

We have incurred losses and our revenues are likely to decrease in the next few years.

Since our inception, we have incurred significant losses and, as of December 31, 2005, we had an accumulated deficit of $94.8 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering). We expect to continue to incur net losses in the near future.

__30__

Prior to 2004, an important aspect of our commercialization activities involved the sale of hardware and software platforms, tools and databases, in which we incorporated certain aspects of our understandings and/or discoveries and made them available to our customers. For example, in 2004, our revenues were primarily attributable to the commercialization of our LEADS platform, Genecarta and OligoLibraries. The commercialization of these products is no longer pursued.

We now intend to commercialize the therapeutic and diagnostic product candidates that we discover by applying our intellectual property, scientific know-how and computational biology capabilities, including our discovery engines. To date, discoveries that we have generated from use of our discovery engines and related technologies have formed the basis of our collaborations with Diagnostic Products Corporation, Ortho-Clinical Diagnostics and Biosite. We continue to evaluate various opportunities for additional collaborations based on use of our discovery engines. We intend to continue to focus on the licensing out of our novel therapeutic and diagnostic product candidates, which we discovered and intend to continue to discover internally or with our collaborators. We intend that such licensing-out arrangements will be with pharmaceutical, biotechnology and diagnostics companies, who will develop and commercialize therapeutic or diagnostic products based on our discoveries. We intend that under these commercial arrangements we will receive milestone payments upon the successful completion of predetermined developmental stages and royalties from the sales of the therapeutic or diagnostics products, based on our discoveries.

During 2006 and beyond, we intend to continue in our efforts to enter into royalty and milestones bearing agreements with our prospective collaborators and licensees. We intend that the basis of these agreements will continue to be the licensing out of our intellectual property rights subsisting in our therapeutic and diagnostic product candidates generated from use of our discovery engines and related technologies.

We believe that the greatest long term and sustainable financial potential for us lies in the commercialization of specific therapeutic and diagnostic biomarker product candidates. For the purpose of attaining this goal, we have shifted our focus away from commercializing our computational platforms and tools (such as Genecarta and OligoLibraries), all of which yielded revenues in the short term. We believe that the commercialization of our therapeutic and diagnostic product candidates has the potential to generate revenues, in the long term, to a substantially greater extent than the long-term potential revenue-stream that could be generated from commercializing our hardware and software platforms, tools and databases.

Since we shifted focus away from commercializing our computationally-based products to the internal use of our capabilities, our revenues, decreased by approximately 75% in 2005, compared to 2004 and by approximately 61% in 2004 compared to 2003.

Our net research and development expenses are expected to account for more than 60% of our total operating expenses.

Our net research and development expenses are expected to be our major operating expense in 2006, accounting for more than 60% of our total 2006 operating expenses. Our research and development expenses have always comprised a significant portion of our expenses. In 2004 and 2005 we increased the resources allocated to advance our internal therapeutic and diagnostic biomarkers pipeline.

Previously, we presented governmental and other grants as a component of our revenues and grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a deduction from research and development expenses.

We base our budget and operating expenses on our cash flow.

We base our budget and operating expenses on our cash flow. For a detailed description of our cash and cash equivalents position, see "Liquidity and Capital Resources" in this Item 5.

Compensation expenses attributed to option grants.

We recorded compensation expenses of approximately $1.1 million in 2003, approximately $755,000 in 2004, and approximately $378,000 in 2005, in connection with the grant of share options. These expenses are mostly attributable to options that we granted to our consultants and to those of our employees and directors to whom we granted employee stock options at an exercise price below the fair market value at the date of grant. These amounts are amortized over the vesting

__31__

periods of the individual share options. Based on options granted through December 31, 2005, and based on our ordinary share price on that date, we estimated that our future amortization of compensation expenses will be approximately $1.2 million in 2006 and approximately $550,000 in 2007. Since January 2006, new accounting standard FAS 123R applies. Standard FAS 123R determines the accounting treatment for share-based compensation to employees. The above future amortization of compensation expense estimates for 2006 and 2007 reflect the application of this standard. These estimates are subject to the amount of granted options at any given point in time. Our current policy is to grant options at the higher of the fair market value known on the date of grant or the average of our share price during the thirty trading days preceding the date of grant.

Impact of Inflation and a Devaluation of the Dollar against the New Israel Shekel

We hold most of our cash, cash equivalents and marketable securities in US dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israel Shekels. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israel Shekels. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israel Shekels in relation to the US dollar or that the timing of this devaluation will lag inflation in Israel. Since a significant portion of our expenses are salaries and related expenses, which are paid in New Israel Shekels, this is a small risk. To date, our business has not been materially adversely affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar.

Critical Accounting Policies

The preparation of our consolidated financial statements and other financial information appearing in this annual report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to revenues, allowance for doubtful debts, contingencies, and investment in affiliates.

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management`s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

During 2003, 2004 and 2005 we generated most of our revenues from license fees related to the commercialization of our software products. We also generated revenues from the sale of services, including from the provisions of maintenance, support, customization, training and installation services, and also from the sale of products (such as our OligoLibraries products).

We recognized revenues from collaboration arrangements in accordance with Statement of Position 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"). The reason for using this Statement of Position is that the various elements of our collaboration arrangements are deemed to be inseparable portions of an overall solution. We believe that revenues that we generated from our collaborations under which we commercialized our software products should be recognized in accordance with the development plan of each specific collaboration, using contract accounting on a percentage of completion method - the input measure prescribed in SOP 81-1. As a result, revenues that we generated from these collaboration arrangements were recognized in accordance with our estimate regarding the status of the collaborative project. Any revisions to estimates of the status of a project (and the consequent recognizable revenues) are recorded in the period during which we become aware of these changes. If we do not accurately estimate the resources required for or the scope of work to be performed under each such collaboration arrangement, or do not manage our projects properly within the planned periods of time or satisfy obligations under the contracts, then the service margins may be significantly and negatively affected or losses on existing contracts may have to be recognized. We periodically check the possibility of losses from collaboration arrangements, which should be recognized immediately, in accordance with our projections. During 2005, no provision for losses was required.

We recognized software license revenues in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended. We recognized revenues when both parties sign an agreement or other persuasive evidence of an arrangement exists, when the software has been shipped or electronically delivered, when the fees are fixed or determinable, and when collection of the resulting receivable is probable, and no other significant obligations remain. For

__32__

multiple element arrangements, where vendor-specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method" prescribed by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). Vendor-specific objective evidence of fair value is based on the price a customer is required to pay when the element is sold separately. We assess whether the fee is fixed or determinable and collection is probable at the time of the transaction. In assessing whether the fee is fixed or determinable, we analyze the payment terms of the transaction and other factors, including the nature and class of customer, our historical experience of collecting under our payment terms without granting a concession, the possibility of the product becoming technologically obsolete before the payments become due and the likelihood of the customer asking for a refund. If we determine the fee is not fixed or determinable, we defer the revenue until the payments under the arrangement become due. We assess whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue only at the time that collection becomes probable, which is generally upon the receipt of cash.

We recognized revenues from product sales in accordance with SAB 104 "Revenue Recognition" when shipment has occurred, persuasive evidence of an arrangement exists, the vendor`s fee is fixed or determinable, no future obligations exist and collection is probable.  We generally do not grant rights of return. Determination of the probability of collection is based on management`s judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that this criteria is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

We are not currently involved in any legal proceedings and are not required to assess the likelihood of any specific adverse judgments or outcomes of such proceedings or of any potential ranges of probable losses. A determination of the amount of any accruals, if required, for these contingencies would be made after careful analysis. We believe that as of December 31, 2005, the status of legal proceedings will not have a material impact on our financial condition, results of operations or cash flows. For more information in relation to legal proceedings, see "Item 8. Financial Information; Consolidated Statements and Other Financial Information; Legal Proceedings." It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or as a result of the effectiveness of our strategies related to these legal proceedings.

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

FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the Variable Interest Entity as well as the probability that each of the outcomes will occur. The results of each possible outcome are allocated to the parties holding interests in the Variable Interest Entity. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns). That party, if any, is the Variable Interest Entity`s primary beneficiary and is required to consolidate the Variable Interest Entity. Calculating the expected losses and expected residual returns is highly subjective and requires the use of significant estimates.

__33__

We have examined the potential future results of Evogene, assigning probabilities to each potential outcome, and allocated these potential outcomes to the Variable Interest Entity`s variable interest holders. We have determined that we are not the primary beneficiary of Evogene, since we do not absorb the majority of the entity's expected losses or its expected residual returns. In 2005, we had the power to vote approximately 34.89% of Evogene's share capital due to our granting irrevocable proxies to a group of Evogene's investors with respect to most of our shares in Evogene. As of February 16, 2006, following a series of agreements that Evogene completed with certain investors, we held approximately 14.76% of the issued share capital of Evogene Ltd. and the power to vote approximately 14.76% of Evogene's share capital. For more information about our voting power in Evogene, see "Item 7. Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

Under FIN 46, the reconsideration of a Variable Interest Entity`s primary beneficiary status requires a triggering event, such as any of the following: (1) the entity`s governing documents or contractual arrangement among the parties have been changed, (2) sales of part of the variable interests to unrelated parties, (3) acquirement of newly issued variable interest in the entity or a portion of the primary beneficiary`s interest, or (4) decrease in assets due to losses incurred by the Variable Interest Entity. In 2005, we again evaluated FIN 46 following the consummation of an amended and restated convertible loan agreement in January 2005, between Evogene and certain investors.  For more information on this transaction, see "Item 7. Major Shareholders and Related Party Transactions." Our conclusion from this evaluation is that we are still not the primary beneficiary of Evogene.

__34__

Results of Operations

Selected Financial Data

The following discussion and analysis is based on and should be read in connection with our audited consolidated financial statements, including the related notes, contained in "Item 18 - Financial Statements" and the other financial information appearing elsewhere in this annual report.

	Year ended December 31
	2001*	2002*	2003*	2004*	2005
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$ 10,366	$ 9,262	$ 6,776	$ 2,630	$ 646

Cost of revenues	3,455	2,819	2,275	1,100	148
Research and development expenses	15,976	14,170	13,306	12,318	12,725
Less - governmental and other grants *	(994)	(1,835)	(2,050)	(1,397)	(2,254)
Research and development expenses, net *	14,982	12,335	11,256	10,921	10,471
Selling and marketing expenses	6,565	5,538	3,811	2,446	1,772
General and administrative expenses	4,383	3,614	3,650	3,740	3,133
Total operating expenses **	29,385	24,306	20,992	18,207	15,524
Operating loss	(19,019)	(15,044)	(14,216)	(15,577)	(14,878)
Financial and other income, net	3,875	2,840	2,774	1,855	900
Net loss	$ (15,144)	$ (12,204)	$ (11,442)	$ (13,722)	$ (13,978)
Net loss available to ordinary shares	(15,144)	(12,204)	(11,442)	(13,722)	(13,978)
Basic and diluted net loss per ordinary share	$ (0.58)	$ (0.47)	$ (0.43)	$ (0.50)	$ (0.50)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	26,005,784	26,103,343	26,409,180	27,473,341	27,774,535

__35__

	As of December 31,
	2001*	2002*	2003*	2004*	2005
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term deposits, marketable securities and cash held in favor of consortium partners	$32,347	$48,402	$16,707	$20,574	$31,821
Long-term investments in marketable securities and bank deposits	46,148	18,940	43,803	27,854	4,983
Receivables, net	3,163	4,601	1,456	1,545	676
Inventory	134	111	-	-	-
Total assets	87,289	77,257	67,526	55,353	42,106
Accumulated deficit	(68,388)	(80,592)	(92,034)	(105,756)	(119,734)
Total shareholders' equity	80,062	68,881	59,808	49,566	36,248

(*)         Reclassified - previously, we presented governmental and other grants as a component of our revenues and grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a deduction from research and development expenses.

(**)        Includes deferred stock compensation - see Note 11 of our 2005 consolidated financial statements.

Years Ended December 31, 2005 and 2004

Revenues.

Previously, we presented governmental and other grants as a component of our revenues and grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a deduction from research and development expenses. Governmental and other grants for 2005 and 2004 were approximately $2.3 million and $1.4 million, respectively.

Revenues decreased by 75% to approximately $646,000 in 2005 from approximately $2.6 million in 2004. The decrease in revenues was primarily due to decreased sales of LEADS and Oligolibraries. The decrease in the sales of these products is attributable to the shift in focus away from commercializing our computational products in favor of generating long-term revenues from commercializing the therapeutic and diagnostic product candidates that we discover and may initially develop. Revenues from Novartis and Abbott represented 97% of our revenues in 2005. Our agreement with Abbott expired in 2005.

Cost of Revenues. Cost of revenues decreased by 86.5% to approximately $148,000 for 2005 from approximately $1.1 million for 2004. This decrease was primarily due to decreased costs related to the sale of our OligoLibraries and LEADS products.

__36__

Research and Development Expenses, Net. Research and development expenses, net decreased by 4%, to approximately $10.5 million for 2005 from approximately $10.9 million for 2004. The decrease in our research and development expenses, net, was primarily due to an increase in governmental and other research and development grants that we received. Research and development expenses, net, as a percentage of revenues, increased from 415% in 2004 to 1,621% in 2005.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 28% to approximately $1.8 million for 2005 from approximately $2.4 million for 2004. This decrease was due to our decision to decrease our marketing and sales efforts for our computational products and related services. Selling and marketing expenses, as a percentage of revenues, increased from 93% in 2004 to 274% in 2005.

General and Administrative Expenses. General and administrative expenses decreased by 16% to approximately $3.1 million for 2005 from approximately $3.7 million for 2004. This decrease was primarily due to the closing of our offices in New Jersey. General and administrative expenses, as a percentage of revenues, increased from 142% for 2004 to 485% in 2005.

Financial Income, Net. Financial income, net, decreased by 52% to approximately $682,000 for 2005 from approximately $1.4 million for 2004. This decrease was attributable to manner in which we earned interest on three structured notes, at par value totaling $14 million. Whether or not these structured notes bear interest depends upon the rate for six-months LIBOR. For each day on which the six-month dollar LIBOR is below an agreed annual fixed rate, the investments bear coupon interest at the rate of 3.15%, 3.625% and 4.1% per annum respectively. For each day on which the six-month dollar LIBOR is above an agreed annual fixed rate, the investments, do not bear interest at all. The decrease was also attributable to lower levels of cash and cash related accounts. Financial income, net, as a percentage of revenues increased from 54% for 2004 to 106% for 2005.

Years Ended December 31, 2004 and 2003

Revenues. Revenues decreased by 61% to approximately $2.6 million in 2004 from approximately $6.8 million in 2003. The decrease in revenues was primarily due to decreased sales of LEADS, Genecarta, and Oligolibraries. The decrease in sales of these products is attributable to the shift in focus away from commercializing our computational products in favor of generating long-term revenues from commercializing the therapeutic and diagnostic product candidates that we discover and develop. Revenues from Novartis and Sigma-Genosys represented 61% of our revenues in 2004. Our agreement with Sigma-Genosys terminated in 2004.

Cost of Revenues. Cost of revenues decreased by 52% to approximately $1.1 million for 2004 from approximately $2.3 million for 2003. This decrease was primarily due to decreased costs related to the sale of LEADS, Genecarta and OligoLibraries.

Research and Development Expenses, net. Research and development expenses, net decreased by 3% to approximately $10.9 million for 2004 from approximately $11.3 million for 2003. The decrease in research and development expenses, net was primarily due to decrease in cost of salaries due to a reduction of employees, and decrease of depreciation expenses. Research and development expenses, net, as a percentage of revenues increased from 166% in 2003 to 415% in 2004.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 36% to approximately $2.5 million for 2004 from approximately $3.8 million for 2003. This decrease was due to our decision to decrease our marketing and sales efforts for some of our existing hardware and software products and related services. Selling and marketing expenses, as a percentage of revenues increased from 56% in 2003 to 93% in 2004.

General and Administrative Expenses. General and administrative expenses increased by 2% to approximately $3.7 million for 2004 from approximately $3.65 million for 2003. This increase was primarily due to an increase in our CEO`s salary, and to the costs associated with the closing of our offices in New Jersey. General and administrative expenses, as a percentage of revenues, increased from 54% for 2003 to 142% in 2004.

Financial Income, Net. Financial income, net, decreased by 33% to approximately $1.4 million for 2004 from approximately $2.1 million for 2003. This decrease was attributable to lower levels of cash and cash related accounts, and lower interest rates we received on short and long-term marketable securities., Financial income, net, as a percentage of revenues, increased from 31% for 2003 to 54% for 2004.

__37__

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 31%, which is expected to be reduced to 29% in January 2007, and is expected to be further reduced to 27% in 2008 to 26% in 2009 and to 25% in 2010 and thereafter. However, several investment programs at our facility in Tel Aviv have been granted Approved Enterprise status under which we are eligible for a reduced corporate tax under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our profits that may be derived from the approved enterprise programs will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income from the applicable Approved Enterprise. The portion of our profits that may be derived from our approved enterprise programs will be subject, for an additional period of five or eight years, to reduced corporate tax rates of between 10% and 25%. The tax rate within the range of 10% and 25% that may actually become payable is a function of the percentage of non-Israeli investors holding our ordinary shares. These reduced corporate tax rates will cease to apply upon the expiry of the earlier of twelve years from the time at which we attain a prescribed level of investment in our approved enterprise (known as "commencement of production") or 14 years from the date on which we received approval for an Approved Enterprise. The period of tax benefits with respect to our approved enterprise programs has not yet commenced, because we have not yet generated any taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period of time after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the US federal tax rate for any income that our US subsidiary may generate. There can be no assurance that such tax benefits will continue in the future at their current levels, if at all.

As of December 31, 2005, we did not have any taxable income. As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $62 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against certain future taxable income.

Until December 31, 2005, the net operating loss carry-forwards of our US subsidiary for US tax purposes amounted to approximately $15 million. These losses are available to offset any future US taxable income of our US subsidiary and will expire between the years 2012 and 2024.

Use of our US net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

For a description of Israel government policies that affect our research and development expenses, and the financing of our research and development, see "Research and Development, Patents and Licenses; Research and Development Grants" in this Item 5 below.

LIQUIDITY AND CAPITAL RESOURCES

In 2005, as in 2004 and 2003, our sources of cash came from a private placement that took place in July 2000, from our IPO, which took place in August 2000, from revenues generated from sales, from governmental and other grants, receipts from the exercise of employee stock options, and from financing income. We used these funds primarily to finance our business operations.

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

__38__

We expect that we will need additional financing in the future to fund our activities.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $5.6 million in 2003, approximately $12.2 million in 2004, and approximately $11.1 million in 2005. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. The sources of the cash that we used in our activities through 2005 was the cash we had in the bank, revenues and governmental and other grants that we received, the receipts from the exercise of employee stock options, and financing income. We expect that our sources of cash for 2006 will be similar. Our subsidiaries are not restricted from transferring funds to Compugen, although we do not expect any cash to flow in from them.

Net Cash Provided By Investing Activities

Net cash used in investing activities consists of proceeds from redemption of marketable securities, net of purchases of property and equipment, plus investment grants relating to fixed assets. Net cash generated by investing activities was approximately $4.9 million in 2003, approximately $5.9 million in 2004, and approximately $15.1 million in 2005. The increase in net cash provided by investing activities in 2005 is mainly attributable to us not purchasing any marketable securities in 2005 as opposed to 2004 during which we purchased marketable securities in the amount of approximately $8.2 million.

Net Cash Provided by Financing Activities

Our net cash provided by financing activities was approximately $3.3 million in 2003, approximately $2.7 in 2004, and approximately $178,000 in 2005. The principal sources of cash provided by financing activities in 2005 were proceeds that we received from the issuance of ordinary shares as result of the exercise of stock options by employees.

Net Liquidity

Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term and long-term marketable securities. As of December 31, 2005, we had cash and cash equivalents, cash held for the benefit of consortium partners, and short-term deposits and marketable securities of approximately $31.8 million, and long-term marketable securities of approximately $5 million. We believe that our existing cash and cash equivalents, short-term deposits and short-term and long-term marketable securities will be sufficient to fund our operations for at least the next two years. However, we expect that we will need additional financing in the future to fund our activities.

As of December 31, 2005, Keddem Bioscience had cash and cash equivalents and short-term deposits of approximately $767,000. We believe that Keddem Bioscience`s existing cash and cash equivalents will be sufficient to fund its operations for approximately 7 months. Keddem Bioscience`s external auditors have raised substantial doubts on Keddem BioScience`s ability to continue as a going concern.

We have a commitment for capital expenditures in the amount of approximately $142,000 that relates to construction of our molecular biology laboratories and which comprises part of our current liabilities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses, net, were our major operating expenses, representing more than 50% of the total operating expenses for each of 2003, 2004, and 2005. Our research and development expenses were $10.5 million in 2005, compared with $10.9 million in 2004 and $11.3 million in 2003. As of December 31, 2005, 92 of our employees were engaged in research and development on a full-time basis. This represents approximately 76% of our entire work force. As a result of the re-organization that we underwent in December 2005, as of January 31, 2006, 72 of our employees were engaged in research and development on a full-time basis, representing approximately 73% of our entire work force.

__39__

Consistent with our shift in focus away from selling our computational and software products, we now focus our research and development efforts on the development of our discovery engines and related technologies, and of our therapeutic proteins and diagnostic biomarker product candidates. We expect that in 2006 our research and development expenses will continue to be our major operating expense, representing more than 60% of our total operating expenses.

We believe that our future success will depend, in large, on our ability to continue to expand our inventory of promising potential therapeutic proteins and diagnostic biomarkers, which we intend to discover through the use of our discovery engines and related technologies and validate in our and third parties` respective molecular biology laboratories.

Research and Development Grants

We participate in programs offered both by the Office of the Chief Scientist under the Industry and Trade Ministry of Israel ("OCS") that supports research and development activities, by the Israel-U.S. Bi-national Industrial Research and Development Foundation ("BIRD") and by the European Community, under the European Union`s 6th Framework Program. We received grants and other forms of consideration from the OCS of approximately $2.1 million in 2003, approximately $1.4 million in 2004 and, in 2005, from both the OCS and BIRD, in the aggregate amount of approximately $2.3 million. We have applied for additional grants from the Office of the Chief Scientist for research, technological development and demonstration activities in 2006.

The Office of the Chief Scientist

We received grants from the Office of the Chief Scientist for several projects. Under the terms of these grants, we will be required to pay royalties ranging between 3% to 5% of the net sales of products developed from the OCS-funded projects, beginning with the commencement of sales of such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). The royalty rate (between 3% and 5%) varies depending on the amount of years that lapse between receipt of the grant and its repayment by us. As of December 31, 2005, our contingent accrued obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $6.5 million, payable out of future net sales of products that were developed under Office of the Chief Scientist -funded projects.

Israeli law requires that the manufacture of products developed with government grants will be carried out in Israel, unless the OCS provides its approval to the contrary. Following legislative changes to Israeli legislation in 2005, this approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the OCS, to up to 300% of the amount of funds granted. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Alternatively, the restriction on manufacturing outside of Israel shall not apply to the extent that plans to manufacture were disclosed when filing the application for funding (and provided the application was approved based on the information disclosed in the application). We believe that this restriction does not apply to the commercialization through licensing of product candidates that we develop by using or based on our OCS-funded technologies or discoveries. In such circumstances, the OCS will take into account the proposal that OCS-funded projects will have an overseas manufacturing component. Under applicable Israeli law, Israeli government consent is required to transfer to Israeli third parties technologies developed under projects, which the government funded. Transfer of OCS-funded technologies outside of Israel is prohibited, unless conducted in accordance with the restrictions set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies.

In addition to the OCS programs described above, we participated in a number of research consortia in which Israeli research institutions and high technology companies are members. These consortia are devoted to the development of generic technologies in the fields of biotechnology, agricultural biotechnology and pharmaceuticals. The OCS MAGNET program sponsors these consortia. Under the terms of the MAGNET program, the OCS contributes 66% of the consortium`s research budget that the OCS approves and the consortium industry members contribute the remaining 34%. No royalties are payable to the OCS with respect to this funding. Expenses in excess of the approved budget are borne by the consortium members.

In general, any member of a consortium that develops technology in the framework of a consortium retains the intellectual property rights to this technology and all other consortium members have the right to use and implement this technology without having to pay royalties to the developing consortium member, provided that the technology will not be

__40__

transferred under any circumstances to any entity outside of the consortium. The terms of the program prohibit both the manufacture of products using technology developed in the context of the program outside of Israel and the transfer of technology developed under the program to any Israeli third party, without the prior written consent of the OCS.

Bi-national Industrial Research and Development Foundation (BIRD)

In 2005 we, together with OCD became jointly entitled to receive from BIRD a grant for our joint collaborative project with OCD, according to a budget that was approved by BIRD. The BIRD Foundation's mission is to stimulate, promote and support industrial research and development of mutual benefit to the US and to Israel. The BIRD foundation offers research and development grants of up to one million dollars for a collaboration.

We entered into a tripartite cooperation and project funding agreement with OCD and BIRD based on BIRD`s standard terms and conditions. The term of the funded collaborative project is 4 years. BIRD`s standard terms and conditions require its grantees to repay 100% of the grant monies, provided that repayment is made within the first year following expiry of the term of the project. For every year of delay in these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are subject to us generating revenue from commercializing the funded project and linked to the U.S. consumer price index.

The Governments of Israel and of the United States are each entitled to a non-exclusive, royalty-free license to make and use any products generated from the funded project. Otherwise, neither we not OCD are subject to any restrictions relating to the ownership or commercialization of the intellectual property and products generated from the funded collaborative project.

The European Union`s 6th Framework Program

In 2005 we joined two research consortia under the European Community 6th Framework Program, which is a program based on the Treaty establishing the European Union, with the aim of promoting research and technology among the European Community members.

We are the appointed coordinator of one of these research consortia, which means that we are the consortium`s primary contact with the European Community for the purpose of managing the consortium`s progress. This includes a responsibility to distribute the research grant monies to the consortium members and to provide to the European Community reports describing the consortium`s progress of the funded research.

The terms of the grant from the European Community do not require us to repay the grant monies that we receive, unless we or any of our consortium members default in our obligations such as carrying out the research that we undertook to perform, or in reporting the progress of the research. We received a portion of the grant and currently hold approximately $834,000 on behalf of other consortium members. This amount is due to be distributed to them in accordance with an agreement between the consortium members. See Notes 4 and 9 of our 2005 Consolidated Financial Statements.

TREND INFORMATION

Trend towards consolidation

There is a trend towards consolidation in the pharmaceutical and biotechnology industries, which may negatively affect our ability to enter into agreements. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having greater financial resources and technological capabilities. This trend towards consolidation in the pharmaceutical and biotechnology industries may also result in there being fewer customers for our products and services. Also, if one of the consolidating companies already uses the technologies or services of our competitors, we may lose existing customers as a result of such consolidation.

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

__41__

The pharmaceutical industry is generally ready to consider in-licensing potential therapeutic products which are at the early stage of their development

Pharmaceutical and biotechnological companies are generally ready to consider in-licensing product candidates at a stage of development which is significantly earlier than Phase II clinical trials and even at pre-clinical stages. As a result, we are able to seek to enter into agreements relating to the further development and commercialization of our early stage product candidates.

However, there may be a trend towards pharmaceutical and biotechnological companies being willing to in-license only product candidates that are at a stage of development beyond the stage of development that we currently seek to attain for our product candidates, as has been the case in the past. In such circumstances, we may be required to invest a substantial amount of money and other resources in each product candidate, without assurance that its product candidates will be commercialized and the number of product candidates in which we will be able to invest our research and development resources will be limited.

If, consistent with our strategy for commercialization of our diagnostic and therapeutic product candidates, we are successful in commercializing our product candidates at an early stage of development, the consideration that we expect to receive would be relatively low. The consideration that we would expect to receive in consideration for commercializing our products candidates increases commensurately with the stage of development that we attain for our product candidates.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance-sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2005, and should be read together with the accompanying comments that follow.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Operating Lease Obligations	2,866	996	1,368	502
Accrued Severance Pay Reflected on our Balance	1,659			1,659
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the Primary Financial Statements	60		20	40
Total	4,585	996	1,388	2,201

The above table does not include royalties that we may be required to pay to the OCS or BIRD. For more information, see "Research and Development, Patents and Licenses" in this Item 5. We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS and BIRD, if at all, since these amounts and times depend on our ability to sell products based on the OCS and BIRD -funded technologies and the timing of any such sales.

The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

__42__

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of February 1, 2006.

Name	Age	Positions
Martin S. Gerstel	64	Chairman of the Board of Directors
[1]Alex Kotzer	60	Chief Executive Officer, President and Director
Orna Berry, Ph.D	56	Director
David Schlachet	60	Director
Ruben Krupik	54	Director
Nurit Benjamini	39	Chief Financial Officer
Erez Chimovits	42	President, Compugen USA, Inc., and Executive Vice President, Commercial Operations
Noam Shani, Ph.D	43	Vice President, Therapeutics
2D`vorah Graeser, Ph.D	38	Vice President, Intellectual Property

[3]Anat Cohen Dayag, Ph.D	39	Vice President, Diagnostic Biomarkers
[3]Yossi Cohen, M.D.	34	Vice President, Research and Discovery

1 Alex Kotzer`s appointment as our President and Chief Executive Officer became effective on September 1, 2005

2 D`vorah Graeser will no longer be an executive officer as of April 1, 2006

3 Anat Cohen Dayag and Yossi Cohen each assumed their position as executive officers in January 2006.

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

Alex Kotzer joined Compugen in September 2005 as President and Chief Executive Officer and a director. Mr. Kotzer brings with him over thirty years of senior managerial experience in various industries. Prior to joining Compugen, he served for twelve years at Serono (virt-x: SEO and NYSE: SRA), a global biotechnology leader, headquartered in Switzerland. During his tenure at Serono, Mr. Kotzer held several senior positions, most recently as Vice President of Biotechnology Manufacturing. Previously, Mr. Kotzer was President and Chief Executive Officer of InterPharm, Serono's Israeli affiliate. Before joining Serono, he held a variety of managerial positions in the food and chemical industries. Mr. Kotzer received his B.Sc. in Chemical Engineering from the Technion, Israel Institute of Technology, of Haifa, Israel.

Orna Berry, Ph.D joined our board of directors as an outside director in June 2001. She is a Venture Partner at Gemini Israel Funds, and the Chairperson at Lambda Crossing, Ltd. and at Adamind Ltd. From 1997 to 2000, she was the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. Dr. Berry was the co-founder of ORNET Data Communication Technologies Ltd. She served as the Chief Scientist of Fibronics and as a senior research engineer in

__43__

several companies, including IBM and UNISYS.  Dr. Berry received her Ph.D. in computer science from the University of Southern California and her M.A. and B.A. degrees in statistics and mathematics from Tel Aviv and Haifa Universities in Israel, respectively. Dr. Berry serves as an outside director on our board of directors for a fixed term, which expires in June 2007.

David Schlachet joined our board of directors as an outside director in June 2001. He is a managing partner of BioCom Management and Investment (2002) Ltd, which serves as the managing company of BioCom venture capital fund, focused on life sciences, and since 2005 he serves as the CEO of Syneron Medical Ltd. (Nasdaq: Elos). He also serves on the Boards of Directors of the following companies: Poalim Capital Markets & Investments Ltd., Harel Capital Markets Ltd., Taya Investment Company Ltd., United Studios Ltd., Pharmos Ltd., Edgar Development and Investment Ltd., ProSeed Venture Capital Fund Ltd., and Israel Discount Bank Limited. From 1997 to July 2000, he was Chairman of the Board of Directors of Elite Industries Ltd. From 1996 to January 2000, Mr. Schlachet served as Vice President of the Strauss Group of companies. From 1990 to 1996, he was Vice President, Finance and Administration at the Weizmann Institute of Science. From 1989 to 1990, Mr. Schlachet was Chief Executive Officer of Yeda Research and Development Ltd. of the Weizmann Institute of Science. From 1974 to 1988, he was a senior manager at the Investment Company of Bank Poalim Ltd. Mr. Schlachet holds a B.Sc. in chemical engineering from the Technion, Israel Institute of Technology and an MBA from the Tel Aviv University, Israel. Mr. Schlachet serves as an outside director on our board of directors for a fixed term, which expires in June 2007.

Ruben Krupik joined our board of directors in 2003. Mr. Krupik serves as the President and CEO of Arte Venture Group Ltd., which provides a framework of business development, investments and Management for various large investment entities in Israel. Mr. Krupik serves as the Executive Director of Clal Biotechnology Industries, the general manager of Biomedical Investments, the active chairman of Steps Ventures, and the manager of the Arison Group's technology division. From 1991 to 2000 Mr. Krupik held a number of positions, including the President and CEO of RDC (Rafael Development Corporation Ltd.). Prior to that, Mr. Krupik held a number of senior management positions at Tadiran Communications Group. Mr. Krupik holds an LL.B. in law from the Tel Aviv University and a BA in Economics and Political Science from the Hebrew University, Israel.

Nurit Benjamini joined us in 2000 bringing over ten years of experience in the Israeli and international economic field. Prior to joining us, Ms. Benjamini served as CFO of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini was CFO at Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an MBA in Finance, both from Bar Ilan University, Israel.

Erez Chimovits joined us in 1999, holding several senior business development and sales positions before assuming his current position in 2001. Prior to joining us, Mr. Chimovits held various positions in business development, marketing and sales at Saifan Ltd. Mr. Chimovits holds a B.S. in Biology, an M.S. in Microbiology, and an MBA, all from the Tel Aviv University, Israel.

Noam Shani, Ph.D. joined us in 2004 from Medgenics Inc., where he served as Vice President of Research and Development and led the development of the company's technologies and applications, including all biological and clinical research. Prior to Medgenics, Dr. Shani was a senior scientist and project manager at Biotechnology General Ltd. In this capacity, he headed the company's generic recombinant protein drug development activities. Dr. Shani holds a  B.S. in Biology from the Ben Gurion University, Israel and a M.S. and Ph.D. in Biology, both from the Weizmann Institute of Science, Israel. He completed a postdoctoral fellowship at Johns Hopkins University's School of Medicine, Maryland.

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

__44__

Anat Cohen-Dayag, Ph.D. joined Compugen in 2002. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems, Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenic. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

Yossi Cohen, M.D. joined Compugen in 2001. Dr. Cohen's diverse prior experience includes serving as a physician in the Israel Defense Forces and holding various software development positions in the Israeli hi-tech industry. Dr. Cohen has a B.Sc. in Electrical and Electronics Engineering from the Tel-Aviv University, Israel, and an M.Sc. in Neurobiology and an M.D., both from the Hebrew University, Israel.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiaries to all persons who served as directors or senior management for the year 2005 (12 persons) was approximately $1,461,000. This amount includes approximately $86,000 set aside or accrued to provide pension, severance, retirement or similar benefits.

During 2005, we granted a total of 944,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $3.2 and $6.1 per share, and expire ten years after their respective date of grant in the case of our employees and directors, and six years after their respective date of grant in the case of our consultants. As of December 31, 2005, there were a total of 2,533,420 outstanding options to purchase ordinary shares that were granted to our directors and senior management, and 192,100 outstanding options that were granted to the members of our scientific advisory board.

All members of our board of directors who are not our employees or consultants are reimbursed for their expenses for each meeting attended and are eligible to receive share options under our share option plans. The aggregate amount paid to all of our non-employee directors for the year ended December 31, 2005 was approximately $36,000. These fees are adjusted semi-annually to reflect changes prescribed by regulations under the Israel Companies Law, 5759-199 (the "Companies Law"), for payment to outside directors. Members of our scientific advisory board receive cash compensation and, have been granted and may be granted further stock options for their services.

Approvals Required for Compensation to our Directors

In accordance with the requirements of Israeli Law, we determine our directors` compensation in the following manner:

●        first, a proposal for compensation is submitted to our audit committee, which then reviews the proposal;

●        second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our board of directors for review,   except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal;

●        finally, if our board of directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done during our shareholders` general meeting; and

●        the approval of a majority of our shareholders is required to implement any such compensation proposal.

Board Practices

Election of Directors and Terms of Office

Our board of directors currently consists of five members, including our chairman and chief executive officer. Other than our two outside directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. In August 2003, our board of directors appointed Mr. Ruben Krupik to serve as one of our directors. By a shareholders` resolution dated August 30, 2005, our shareholders appointed Mr. Alex Kotzer to serve as a director of our company and Dr. Mor Amitai, who was not nominated by our board of directors to serve another term, ceased being a director on that date.

Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all our directors, other than our outside directors, will serve as directors until our next annual general meeting of shareholders.

__45__

Dr. Orna Berry and Mr. David Schlachet serve as outside directors pursuant to the provisions of the Israel Companies Law for a second three-year term ending in June 2007. After this date, their term of service can not be renewed.

None of our directors or officers have any family relationship with any other director or officer.

None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service, except for Mr. Alex Kotzer, who is entitled pursuant to the terms of his employment agreement, to receive severance in the amount of a multiple of six times his gross monthly salary, as may be updated from time to time if the company terminates his employment without justifiable cause. Mr. Alex Kotzer`s entitlement to this severance payment is in addition to severance payment to which he would be entitled to receive under law in such circumstances.

Our Articles of Association permit us to maintain directors and officers' liability insurance and to indemnify our directors and officers for actions performed on behalf of the company, subject to specified limitations.

Outside and Independent Directors

The Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if that person or that person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of that person's appointment to serve as an outside director, had any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

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

The Companies Law was recently amended to require that at least one outside director must have financial and accounting expertise and the other outside directors must possess certain professional qualifications that are promulgated by regulations to the Companies Law. These regulations provide that outside directors must possess a high level of understanding in business matters, to the extent that they are able to read and understand financial statements in depth and to comment on the manner in which financial data is presented. Each company's board of directors must determine each outside director's qualifications based on his or her education, experience and skills regarding financial matters and knowledge of financial statements in accordance with the Companies Law and Israeli securities laws.

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

__46__

Dr. Orna Berry and Mr. David Schlachet currently serve as our outside directors under Israeli law and as our independent directors under Nasdaq requirements. They both serve on our audit committee.

In addition to the requirements of the Companies Law as described above, since our shares are listed on the Nasdaq National Market, a majority of our directors must be independent (as defined by the Nasdaq National Market`s Marketplace Rules), and our audit committee must be comprised of at least three members, all of whom must be independent (subject to limited exceptions). We currently meet these requirements.

Audit Committee

We have an audit committee consisting of three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee are, Mr. David Schlachet, who serves as the chairman of our Audit Committee, Ms. Orna Berry and Mr. Ruben Krupic. All of the members of our audit committee qualify as independent directors under the current Nasdaq National Market requirements. The Audit Committee has adopted a charter.

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

Other Committees

We have a Nominating Committee which consists of the three independent directors of our Board of Directors.

We do not have a compensation committee. This practice is compliant with Israeli law.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company's independent accountant or its representative. We comply with the requirement of the Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure.

Our internal auditors, Ezra Yehudah Management Services Ltd., are not employees, affiliates or officeholders of the company. They were appointed in 1999.

Scientific Advisory Board

Our scientific advisory board convenes once or twice annually, and we consult with its individual members when we determine that there is a need to do so. At the advisory board meetings, we review our primary ongoing and planned projects and development plans, and the advisory board recommends which projects and product candidates to pursue and in what priority. Our scientific advisory board currently includes:

__47__

Name

Affiliation

Nabil Hannah, Ph.D.	Former Executive Vice President, Research, Biogen Idec Inc.
C. Ronald Kahn, M.D.	President and Director, Joslin Diabetes Center, Mary K. Iacocca Professor, Harvard Medical School
Joseph Schlessinger, Ph.D.	William H. Prusoff Professor and Chairman of the Department of Pharmacology of the Yale University School of Medicine; Member, National Academy of Sciences, USA
Arthur Weiss, M.D., Ph.D.	Ephraim P. Engleman Distinguished Professor of Rheumatology; Investigator, Howard Hughes Medical Institute, University of California, San Francisco

Employees

The following table sets out the number of our employees engaged in specified activities, by geographic location both for the last three fiscal years and as of January 31, 2006.

Year Ended December 31,		2005	2004	2003
	Jan 31, 2006
Research & Development Israel USA United Kingdom	71 0 1	92 0	90 2	95 7 1
Administration, Accounting and Operations Israel USA	21 0	23 0	24 1	24 4
Sales, Marketing, Business Development and Support Israel USA United Kingdom	0 5 0	0 5 1	1 4 1	2 7 1
Total	98	121	123	141

The number of our employees as of January 31, 2006 was added to illustrate the impact the re-organization that we underwent in December 2005. The effective date for termination of most of our employees whose employment was terminated as part of the re-organization, was December 31, 2005. The effective date of termination of the employment of another 8 employees was in February 2006 or is in March 2006.

We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a few provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally concern cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Our employees are not represented by a labor union. We have written employment contracts with each of our employees, and we believe that our relations with our employees are good.

__48__

Share Ownership

Share Ownership by Directors and Senior Management

All of the persons listed above under the caption "Directors and Senior Management" own ordinary shares and/or options to purchase ordinary shares. Except as set forth in the table below, none of the directors or executive officers owns shares and/or options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of January 31, 2006, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after January 31, 2006.

Beneficial Owner	Amount Owned	Percent of Class
Martin S. Gerstel (1)	1,895,680	6.8%
All directors and senior management as a group (2)	2,404,773	8.6%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. S. Gerstel, 1,142,568 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, and options to purchase 203,112 shares that are exercisable within 60 days of January 31, 2006. Based on information disclosed by Mr. Martin S. Gerstel on Form 13G, filed with the SEC on February 6, 2006.

(2) Includes the shares that are beneficially owned by Martin S. Gerstel as noted on the first row of the above table.

Share Option Plans

We maintain three share option plans for our and our subsidiaries' employees, directors and consultants. In addition to the discussion below, see Note 11 of our Consolidated Financial Statements.

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

Compugen Ltd. Employee Share Option Plan (1996)

We have granted options to purchase up to 559,750 ordinary shares to our employees and consultants under the Compugen Ltd. Employee Share Option Plan (1996). As of January 31, 2006, options to purchase 79,000 ordinary shares, granted at a weighted average exercise price of approximately $2.01 per share, remained outstanding under the plan. These options expire ten years after the date of grant or four weeks after termination of a grantee`s employment or other relationship with us, without cause. If we terminate the grantee for cause, the options expire immediately. We do not intend to grant additional options under this plan.

Compugen Share Option Plan (1998)

Under the Compugen Share Option Plan (1998), we have granted options to purchase up to 2,289,250 ordinary shares to our and our subsidiaries` employees, directors and consultants. As of January 31, 2006, options to purchase 624,909 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $2.26 per share. Options to purchase 1,216,875 ordinary shares under the plan have previously been exercised at an exercise price of approximately $1.56, and options to purchase 658,216 ordinary shares remain available for future grant. If a grantee leaves his or her employment or other relationship with us, the term of his or her unexercised vested options expire 90 days later.

__49__

Compugen Share Option Plan (2000)

Under the Compugen Share Option Plan (2000), we may grant options for up to an aggregate of 7,924,525 ordinary shares to our employees, directors and consultants and our subsidiaries' respective employees, directors and consultants. This total number automatically increases on January 1 of every year by the lesser of 1,500,000 shares or 4% of the total number of our then-outstanding shares, or such lower amount as shall be determined by the board of directors. If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause, the term of his or her unexercised options will expire 90 days later. As of January 31, 2006, options to purchase 3,782,500 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $4.46 per share. Options to purchase 760,500 ordinary shares under the plan have previously been exercised at an exercise price of approximately $3.66, and options to purchase 3,381,524 ordinary shares remain available for future grant.

In 2003, the terms of this plan were modified to comply with changes in the Israeli tax law relating to the taxation of incentive options to Israeli resident employees. Pursuant to the Tax Reform (see "Item 10. Additional Information; Taxation; Israeli Tax Considerations; Tax Reform") and in order to comply with the revised provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the Ordinance), on February 4, 2003, our board of directors adopted an addendum to our share option plan which applies to options granted as of January 1, 2003 to grantees who are residents of Israel. This addendum does not affect grantees that are not residents of Israel.

On February 4, 2003, our board of directors further resolved to elect the "Capital Gains Track" (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, under the Capital Gains Track, the tax liability to a Grantee resulting from the grant and exercise of options will be postponed until the time that shares that are acquired upon the exercise of options will be sold or released from trust, subject to fulfillment of the requirements of Section 102 of the Ordinance. Entitlement to the benefits under the Capital Gains Track is contingent upon the grantee of options holding them and the shares issued upon their exercise for a period of at least 24 months from the time of grant. Under the Capital Gains Track, a fixed rate of 25% apply to gains that are realized from the sale of shares issued upon exercise of options (i.e., for sales proceeds in excess of the exercise price of the options, assuming that the exercise price is equal to the fair market value of the shares on the date of the award), and provided that the sale occurs after the required holding period.

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

Neither we nor the grantee will be liable to pay social benefits payments in connection with the granting or exercise of options that are exercised under the Capital Gains Track mechanism, or upon the sale of the shares underlying such options or upon the release of such shares from the trust, provided that such sale or release occurs after the required holding period. However, if such sale or release occurs before expiry of the required holding period, for which our consent is required, both we and the grantee will bear each of our respective liability to pay social benefits payments.

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

__50__

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

__51__

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of December 31, 2005 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (1)	1,692,568	6.1%
Clal Industries & Investments Ltd. (2)	3,056,274	11%
AXA Assurances I.A.R.D. Mutuelle (3)	4,718,037	16.9%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, 1,142,568 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary. Based on information disclosed by Mr. Martin Gerstel on Form 13G, filed with the SEC on February 6, 2006.

(2) Includes 10,526 shares held by Clal Industries & Investments Ltd. and 3,045,748 shares held by Clal Biotechnology Industries Ltd. Clal Industries & Investments Ltd.`s address is 3 Azrieli Center, Tel Aviv 67023, Israel. This disclosure is based on information disclosed by Clal Industries & Investments Ltd. on Form 13D, filed with the SEC on May 19, 2003.

(3) This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G, field with the SEC on February 14, 2006.

As of January 31, 2006, there were a total of 101 holders of record of our ordinary shares, of which 65 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 88.87% of the outstanding ordinary shares.

Related Party Transactions

It is our policy to enter into transactions with related parties on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties. Based on our experience in the business in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met our policy standards at the time they occurred.

Evogene Ltd.

In October 1999, we formed a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we turned the business of this division into a majority-owned subsidiary, Evogene. As part of this transaction, we extended to Evogene a loan in the amount of $900,000.

On January 6, 2003, a group of investors, led by Martin Gerstel, the Chairman of our board of directors, extended to Evogene a loan, convertible into equity, in the amount of $2,000,000. Following the closing of the convertible loan transaction, we granted these Investors an irrevocable proxy empowering them to vote 820,000 of our shares in Evogene (which constituted 50% of our shareholding of Evogene at the time). One of the investors` conditions for advancing funds to Evogene, was that we forgive our loan to Evogene in the amount of $900,000, which we agreed to do in the interests of Evogene`s continued existence. In February 2004, Evogene and the investors entered into an amended and restated convertible loan agreement, under which the amount of the convertible loan was increased by additional $ 1,551,000. In January 2005, Evogene and investors entered into a convertible bridge loan agreement and an amendment to that agreement, under which the amount of the convertible loan was $2,000,000. We did not participate in any of the investments in Evogene.

__52__

As a result of a series of transactions relating to an additional investment in Evogene, that closed on February 15, 2006, all those investors who extended to Evogene convertible loans, became the holders of shares in Evogene. We did not participate in the investment in Evogene. As a result of the most recent series of transactions, as of 16 February 2006, we own approximately 14.76% of Evogene`s issued capital.

As of December 31, 2005, we held approximately 84.7% of Evogene`s issued and outstanding share capital, but only 23.36% of Evogene`s share capital, on a fully-diluted basis. As a result of us granting irrevocable proxies to investors in Evogene empowering them to vote 820,000 of our shares in Evogene in a manner that they determined in their discretion (and which constituted 50% of our shareholding of Evogene at the time of the grant) and of the issuance to us of 350,000 ordinary shares of Evogene under a Computational Tools License Agreement, with Evogene, as of December 31, 2005 we had the power to vote 34.89% of Evogene's share capital. For more information, see Note 1 of our 2005 Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects; Critical Accounting Policies; Investment in Evogene.

As of December 31, 2005, Martin Gerstel, our chairman of the board, held approximately 7.52% of Evogene`s issued and outstanding share capital (approximately 7.09% of Evogene`s share capital, on a fully-diluted basis), and the power to vote approximately 10.94% of Evogene`s share capital. Since December 19, 2004, Martin Gerstel has served as the chairman of Evogene`s board of directors.

As of December 31, 2005, we did not have control over Evogene for the following reasons:

●        We had less than 50% voting power in Evogene;

●        Other investors in Evogene had the right to covert their loan to Evogene into preference shares, which they did in February 2006;

●        Of the five directors serving on Evogene`s board of directors in 2005, we had and continue to have only one representative;

●        We had not been and continue not to be involved in the daily management of Evogene; and

●        Under the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", we were not and continue not to be a primary beneficiary of Evogene`s business.

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

On September 6, 2004, we entered into a Material Transfer Agreement with Evogene, under which we agreed to provide to Evogene the sequence information to certain of our proteins, as well as small amounts of purified antibodies that bind to these proteins, for the purpose of assisting Evogene to develop a method for producing mammalian proteins in trichome plant cells.

Keddem Bioscience Ltd.

On August 1, 2004, we turned our chemistry division into a wholly-owned subsidiary, Keddem Bioscience Ltd. The transaction was effected by way of a transfer to Keddem Bioscience of all of our assets and liabilities that were dedicated to the operation of our chemistry division, in consideration of the issuance to us of 2,999,900 ordinary shares NIS0.01 par value of Keddem Bioscience. On July 29, 2004 we entered into a Convertible Loan Agreement with Keddem Bioscience, under which we agreed to loan to Keddem Bioscience up to US$1,572,000. The outstanding principal loan amount bears interest at an annual rate (each year considered separately) which is the greater of (i) 5%; and (ii) the 12 month LIBOR as determined on the first business day after the corresponding anniversary, compounded annually. The loan is convertible into Keddem Bioscience`s shares at our discretion, until the earlier of: (x) the repayment date or (y) the merger, acquisition, IPO or similar event of Keddem Bioscience. If not converted, the loan is to be repaid by Keddem Bioscience upon the earlier of (i) June 30, 2011, and (ii) Keddem Bioscience defaulting under the loan agreement`s terms.

__53__

On June 16, 2005, our board of directors resolved to advance to Keddem an amount of $100,000 for a period of one year, bearing interest at an annual rate of 5%. On November 1, 2005 our board of directors also resolved to assign to Keddem our entitlement to receive from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the "Investment Center"), an amount of approximately $400,000 - on account of our investment in the expansion of, what was at the time, our Ashqelon computational chemistry facilities and the building of a laboratory there for drug development. In accordance with the terms of the loan, in January 2006, Keddem repaid to us the full amount of the $100,000 loan following its receipt of approximately $400,000 from the Investment Center.

Consulting Agreement with Shomar Corporation, a company controlled by Martin Gerstel, our Chairman of the Board of Directors

In October 1998, we entered into a consulting agreement with Shomar Corporation, a company controlled by Martin S. Gerstel, our Chairman of the board of directors. The agreement renews automatically each year unless terminated by either party. Under the agreement, as amended, Mr. Gerstel provides consulting services to us and is required to devote at least 50% of his business time to us. As compensation for his services under this agreement, we paid Shomar Corporation an annual consulting fee of $150,000, plus reimbursement of Mr. Gerstel's reasonable out-of-pocket expenses. This agreement includes non-disclosure and non-competition obligations in our favor.

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

Except for this aforesaid remuneration, the reimbursement of Mr. Gerstel`s reasonable expenses incurred in connection with the performance of services, in accordance with our consulting agreement with Shomar, and for remuneration that all of our non-employee directors receive, which is the maximum amount payable to external directors in accordance with the Companies Law, Mr. Gerstel does not receive any other direct or indirect compensation for his services to us.

__54__

ITEM 8.               FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our consolidated financial statements are included on pages F-1 through F-35 of this annual report.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%, which would be in addition to the tax payable by the divided payee. See Note 14 of our Consolidated Financial Statements and "Item 10. Taxation." Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

Significant Changes

No significant changes have occurred since the date of the consolidated financial statements included in this annual report.

__55__

ITEM 9.                THE OFFER AND LISTING

Markets and Share Price History

The principal trading market for our ordinary shares is the Nasdaq National Market, where our shares have been listed and traded under the symbol "CGEN" since our initial public offering in August, 2000. Our shares have also been traded on the Tel Aviv Stock Market under the Hebrew  symbol which is equivalent to "CGEN" since January 7, 2002. The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market and on the Tel Aviv Stock Exchange:

	Nasdaq		*TASE
Last Six Calendar Months	High	Low	High	Low
January 2006	$5.220	$4.050	$5.304	$3.457
December 2005	$4.350	$2.550	$4.064	$2.578
November 2005	$3.200	$2.500	$2.996	$2.581
October 2005	$3.310	$2.460	$3.404	$2.698
September 2005	$3.840	$3.070	$3.822	$3.198
August 2005	$4.100	$3.360	$3.903	$3.352

Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2005	$4.350	$2.460	$4.064	$2.578
Third Quarter 2005	$4.100	$2.820	$3.903	$2.974
Second Quarter 2005	$4.380	$2.740	$4.276	$2.665
First Quarter 2005	$6.540	$3.800	$6.557	$3.844
Fourth Quarter of 2004	$5.250	$3.650	$5.262	$3.725
Third Quarter 2004	$5.410	$3.180	$5.180	$3.042
Second Quarter 2004	$7.190	$4.280	$7.055	$4.336
First Quarter 2004	$8.090	$5.010	$8.130	$5.127

Last Five Full Financial Years
2005	$6.540	$2.460	$6.557	$2.578
2004	$8.090	$3.180	$8.130	$3.042
2003	$6.300	1.500$	$6.086	$1.505
2002	$5.240	$0.910	$6.335	$0.894
2001	$8.625	$2.600	--	--

*the currency by which our stock is traded on the Tel Aviv Stock Exchange is the New Israel Shekels. The above dollar amounts represent a conversion from New Israel Shekels to Dollar amounts in accordance with the Dollar - New Israel Shekel conversion rate as of the relevant date of trade.

__56__

ITEM 10.              ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes of the Company

We are registered under Israel's Companies Law, 1999 ("Companies Law") as a public company under the name Compugen Ltd. and public company number 51-177-963-9. The objective stated in our Articles of Association is to engage in any lawful activity.

Powers of the Directors

Pursuant to the Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in "Item 10. Additional Information; Memorandum and Articles of Association; Approval of Certain Transactions". The powers of our directors to enter into borrowing arrangements on our behalf are limited to the same extent as any other transaction by us.

Approval of Certain Transactions

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploitation of any business opportunity of the company in order to reap personal gain for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under "Directors and Senior Management", which is displayed under "Item 6. Directors, Senior Management and Employees; Directors and Senior Management", is one of our office holders. Under the Companies Law, all arrangements as to compensation of office holders who are not directors, require approval of the board of directors, or a committee thereof or of persons to whom such power is delegated. Arrangements regarding the compensation of directors also require audit committee and shareholder approval, with the exception of compensation to outside directors in the amounts specified in the regulations promulgated under the Companies Law, all as described in "Item 6. Directors and Senior Management; Compensation."

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

__57__

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company.  Shareholders` voting powers includes their power to vote in the general meetings of shareholders on the following matters:

●        any amendment to the Articles of Association;

●        an increase of the company's authorized share capital;

●        a merger; and

●        approval of interested party transactions.

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

__58__

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

To date, we have not declared or distributed any dividend.

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

__59__

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does US tax law. However, Israeli tax law provides for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company.

Material Contracts

In June 2005, we announced the entry into a collaboration with Ortho-Clinical Diagnostics, Inc. ("OCD"), for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery engines. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers and then we will collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD, and we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We received together with OCD a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project.

In June 2005, we also announced the entry into a collaboration with Biosite Incorporated, for the development and commercialization of immunoassay based diagnostic products based on the output of our diagnostic discovery engines. Under the terms of this agreement, we granted to Biosite an exclusive license in the diagnostic field to use certain of our targets for immunoassay based diagnostic applications. In return for this grant, we are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration. We also retained the exclusive right to pursue further development of these targets in the therapeutic field, and for which Biosite will be entitled to receive from us milestone payments and royalties arising from any successful therapeutic application.

In April 2005, we announced a joint pilot research project with Novartis in the field of systems biology. Under the agreement, we were required to generate information about biological interaction networks through the development of a proprietary platform for research and analysis of microarray and other biological data. In consideration for a one time payment by Novartis, Novartis obtained sole rights to the specific results of the project. We retained all rights to the research and discovery systems developed through the collaboration.

In August 2004, we entered into a broad pipeline discovery-based collaboration with Diagnostic Product Corporation ("DPC"), for the development and commercialization of diagnostic products based on the output of our diagnostic discovery engines, with an anticipated focus on cancer and cardiovascular disease. The terms of this agreement allow DPC to develop and commercialize immunoassay and nucleic-acid based diagnostic products that are based on candidate biomarkers that we already discovered, as well as additional candidates that may arise out of the collaboration.

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

__60__

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 31% (in the 2006 tax year), which will be reduced to 29% in January 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investment, 1959 (the "Investment Law") provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an "Approved Enterprise". To obtain an "Approved Enterprise" status, an application to the Investment Center of the Ministry of Industry, Trade and Labor (the "Investment Center") needs to be submitted. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. However, subject to certain qualifications, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise

Tax benefits for income from Approved Enterprises approved before April 1, 2005

Before April 1, 2005 an Approved Enterprise was entitled to receive either a grant from the Government of Israel or an alternative package of tax benefits ("Alternative Benefits"). We have elected to forego the entitlement to grants and have applied for the Alternative Benefits, under which undistributed income that we generate from our Approved Enterprises will be completely tax exempt (a "tax exemption") for two years commencing from the year that we first produce taxable income from the applicable Approved Enterprise. The portion of our profits derived from our approved enterprise programs will be subject to a tax rate of between 10% and 25% for an additional five to eight years. The tax rate within the range of 10% and 25% that may actually become payable is a function of the percentage of non-Israeli investors holding our ordinary shares. These reduced corporate tax rates will cease to apply upon the expiry of the earlier of twelve years from the time at which we attain a prescribed level of investment in our approved enterprise (known as "commencement of production") or 14 years from the date on which we received approval for an Approved Enterprise.

As a result of the transfer of certain assets to Keddem Bioscience under the Asset Purchase Agreement between us and Keddem Bioscience, Keddem Bioscience has also received the Approved Enterprise status under the Alternative Benefits track applying to the transferred assets. For more information about our agreement with Keddem Bioscience, see "Item 10. Additional Information; Material Contracts; Keddem Bioscience Ltd."

Alternative Benefits are available until the earlier of (i) seven or ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production, and (iii) 14 years from the date of approval of the Approved Enterprise status.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years after commencement of production. Since we elected the Alternative Benefits track, we will be subject to pay corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute. If we will also be deemed to be a "Foreign Investors' Company" which is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of dividend that we may distribute from income derived by our Approved Enterprises during the tax exemption

__61__

period, may be taxed at a lower rate. Subject to certain conditions, a Foreign Investors' Company or "FIC" is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.

Since we have elected the Alternative Benefits package, we are not obliged to attribute any part of dividend that we may distribute to exempt profits, and we may decide from which year's profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we will qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits and we will be eligible for an extension of the period during which we will be entitled to tax benefits under our Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If we do not meet these conditions, we would be required to refund the amount of tax benefits, linked to the consumer price index and interest.

Tax benefits under an Amendment that became effective on April 1, 2005

On April 1, 2005, a significant amendment to the Investment Law became effective (the "Amendment"). The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Under the Amendment, "Approved Enterprise" status will continue to be granted by the Investment Center to qualifying investments. However, the Amendment limits the scope of enterprises which may be approved by the Investment Center, by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise`s income will be derived from export.

The Amendment provides that Approved Enterprise status will only be necessary for receiving grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount and a minimum percentage of the value of the company`s production assets at the end of the calendar year preceding the expansion, that is specified in the Investment Law. Such investment allows the company to receive a "Benefited Enterprise" status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company`s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount and a minimum percentage of the value of the company`s production assets at the end of the calendar year preceding the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15%, deductible at source. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time

__62__

up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified "FIC" which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

The Amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

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

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise. We are entitled to choose an accelerated rate of depreciation.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

●        there is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

●        subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

__63__

Capital Gains Tax on Sale of our Publicly Traded Ordinary Shares by both residents and non-residents of Israel.

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

On January 1, 2006 an amendment to the Israeli tax regime became effective (the "2006 Tax Reform"). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

With respect to gains accrued before January 1, 2003, regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax on gains that were derived from the sale of shares of an "Industrial Company", as defined by the Industry Encouragement Law. This exemption only applied to shares that were traded on specified non-Israeli markets, including the NASDAQ National Market, provided that the sellers purchased their shares either in the company`s initial public offering or in public market transactions thereafter. The exemption did not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies and subject to the Income Tax Law (Inflationary Adjustments) - 1985. We believe that we are currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Company, possibly with retroactive effect.

Corporations are subject to corporate tax rates in respect of total income, including capital gains. The 2006 Tax Reform provides that the corporate tax rate will be reduced gradually from 34% in 2005 to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 ("Dollar Regulations") will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

Non-residents of Israel will generally be exempt from any capital gains tax from the sale of publicly traded shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as the shares remain listed for trading on a designated stock market. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the Shares are deemed to be business income.

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

__64__

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at source, at the rate of 20% for dividends paid to an individual who is not a substantial share holder, 25% for dividends paid to a substantial shareholder or a foreign corporation, and 15% for dividends generated by an approved enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder's country of residence. Under the US-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a US resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%.

United States Federal Income Tax Considerations

The following discusses the material United States federal income tax consequences to a holder of our ordinary shares who qualifies as a US Holder, which is defined as:

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

Additionally, this definition does not consider the tax treatment of partnerships or persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate taxes. Material aspects of United States federal income tax relevant to a holder other than a US Holder are also described below.

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

__65__

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

●        The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the portion of your US tax attributable to your net foreign source passive income. Additional special rules apply to taxpayers predominantly engaged in the active conduct of a banking, insurance, financing or similar business. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by US persons, you may be required to treat the part of the dividend attributable to US source earnings and profits as US source income, possibly reducing the allowable credit, unless you elect to calculate your foreign tax credit separately with respect to our dividends.

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

__66__

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

Because less than 75% of our gross income in 2005 and in prior years constituted passive income, as defined for purposes of the Income Test, we believe that application of the Income Test would have not have resulted in our classification as a PFIC for any of such years.

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

__67__

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

__68__

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

__69__

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in interest rates and foreign currency exchange risk and inflation. On December 31, 2005 and December 31, 2004, $14 million of our available cash was invested in market risk sensitive instruments. These instruments are three structured notes that we acquired from three separate and unaffiliated issuers. These bear an interest rate, which is dependent upon the six-months LIBOR rate. For more information on the manner in which the interest rate is calculated, see Note 6 of our 2005 Consolidated Financial Statements.

We may, in the future, undertake hedging or other similar transactions or invest in other market risk sensitive instruments, if our management will determine that it is necessary to offset these risks.

Interest Rate Risk

As of December 31, 2005, we had $36.8 million in cash, cash equivalents and marketable securities. We invest our cash surplus in bank deposits and marketable securities. Since these investments typically carry fixed interest rate, excluding our structure note, and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

Foreign Currency Exchange Risk and Inflation

Since the majority of our cash, cash equivalents and marketable securities are held in US dollars, we believe that inflation and fluctuations in the NIS/US dollar exchange rate have no material effect on our revenues.

We incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israel Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar or that the timing of this devaluation lags behind inflation in Israel. In addition, we are exposed to the risk that the US dollar will be devalued against the NIS. To date, we have not been materially affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not applicable.

__70__

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

ITEM 16.             RESERVED

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Schlachet, who chairs our audit committee, is our "audit committee financial expert". Mr. Schlachet is "independent" as defined by Nasdaq.

ITEM 16B.          CODE OF ETHICS

Our board of directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, director of finance, controller, and other persons performing similar functions.

The code of ethics is posted on our website, addressed www.cgen.com.

__71__

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2005 and 2004:

	2005	2004
Audit Fees	$55,000	$55,000
Audit Related Fees	-	-
Tax Fees	$10,000	$13,000
All Other Fees	$2,120	$1,935
Total	$67,120	$69,935

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

__72__

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.             FINANCIAL STATEMENTS

See pages F-1 to F-34.

ITEM 19.             EXHIBITS

Index to Exhibits

Exhibit Number	Description

*1.1	Form of Articles of Association of Issuer
10.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated 23rd March 2006.
10.2	Consent of Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated March 27, 2006.
10.3	Audit Report by Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated February 6, 2005.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed as exhibit to our registration statement on Form F-1, registration number 333-12316, as amended, filed with the Securities and Exchange Commission, and is hereby incorporated by reference.

__73__

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv, State of Israel, on this 27th day of March, 2006.

COMPUGEN LTD.

Signature:   \s\ Mr. Alex Kotzer

Name:         Alex Kotzer

Title:           President, Chief Executive Officer and Director

Date:           March 27, 2006

__74__

Exhibit 12.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Mr. Alex Kotzer, certify that:

1. I have reviewed this annual report on Form 20-F of Compugen Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and

d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

\s\ Alex Kotzer

Title:      President, Chief Executive Officer and Director

Date:      March 27,2006

__75__

Exhibit 12.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Nurit Benjamini, certify that:

1. I have reviewed this annual report on Form 20-F of Compugen Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and

d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

\s\ Nurit Benjamini

Title:      Chief Financial Officer

Date:      March 27, 2006

__76__

Exhibit 12.3

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Compugen Ltd. (the "Company") on Form 20-F for the periods ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I the undersigned, being the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Alex Kotzer

Title:      President, Chief Executive Officer and Director

Date:      March 27, 2006

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. No. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

__77__

Exhibit 12.4

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Compugen Ltd. (the "Company") on Form 20-F for the periods ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I the undersigned, being the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Nurit Benjamini

Title:     Chief Financial Officer

Date:     March 27, 2006

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. No. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

__78__

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders' Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Financial Statements	8 - 35

F1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMPUGEN LTD.

We have audited the accompanying consolidated balance sheets of Compugen Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Keddem BioScience Ltd., a wholly-owned subsidiary, for the years ended December 31, 2005 and 2004 which statements reflect total assets constituting 3% and 4% and no revenues, in 2005 and 2004, respectively, of the related consolidated totals. Those statements were audited by other auditors whose unqualified report which has been furnished to us included an explanatory paragraph on circumstances which raise substantial doubts on Keddem BioScience Ltd.`s ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for Keddem BioScience Ltd. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company`s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1c to the financial statements, Keddem BioScience Ltd.`s operating losses and accumulated deficit raise substantial doubt about its ability to continue as a going concern. The abovementioned financial statements have been prepared assuming that Keddem BioScience Ltd. will continue to operate as a going concern. Keddem BioScience Ltd. has not yet derived income from its operations and its continuance as a going concern is contingent upon obtaining financial support from its shareholders and other investors until profitable results are achieved. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F2

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 7, 2006, except for Note 16, to which the date is February 15, 2006	A Member of Ernst & Young Global

		December 31,
	Note	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	$ 8,492	$ 4,366
Cash held in favor of other consortium partners	4	834	-
Short-term deposits and marketable securities	6	22,495	16,208
Trade receivables		-	143
Other accounts receivable and prepaid expenses	7	676	1,402

Total current assets		32,497	22,119

LONG-TERM INVESTMENTS:
Long-term deposits and marketable securities	6	4,983	27,854
Long-term lease deposits		81	102
Severance pay fund		1,525	1,539

		6,589	29,495

PROPERTY AND EQUIPMENT, NET	8	3,020	3,739

Total assets		$ 42,106	$ 55,353

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables		$ 1,088	$ 1,425
Other accounts payable and accrued expenses	9	2,385	1,682
Deferred revenue		200	276

Total current liabilities		3,673	3,383

LONG-TERM LIABILITIES:
Long-term accounts payable		60	60
Accrued severance pay		1,659	1,878
Excess of losses over investment in Evogene	1b	466	466

Total long-term liabilities		2,185	2,404

COMMITMENTS AND CONTINGENCIES	10, 4

SHAREHOLDERS' EQUITY:	11
Share capital:
Ordinary shares of NIS 0.01 par value; 50,000,000 shares authorized at December 31, 2005 and 2004, 27,846,420 and 27,726,022 shares issued and outstanding at December 31, 2005 and 2004, respectively		75	74
Additional paid-in capital		155,923	155,444
Deferred stock compensation		(16)	(196)
Accumulated deficit		(119,734)	(105,756)

Total shareholders' equity		36,248	49,566

Total liabilities and shareholders' equity		$ 42,106	$ 55,353

F3

The accompanying notes are an integral part of the consolidated financial statements.

February 7, 2005
Date of approval of the financial statements	Alex Kotzer President & Chief Executive Officer	Nurit Benjamini Chief Financial Officer

		Year ended
		December 31,
	Note	2005	2004	2003

Revenues*	12	$646	$ *) 2,630	$ *) 6,776

Cost of revenues		148	1,100	2,275
Research and development expenses, net of Government and other grants amounted to $2,254, $1,397 and $2,050 for the years 2005, 2004 and 2003, respectively	4	10,471	10,921	11,256
Selling and marketing expenses		1,772	2,446	3,811
General and administrative expenses		3,133	3,740	3,650

Total operating expenses **)		15,524	18,207	20,992

Operating loss		(14,878)	(15,577)	(14,216)
Financial income, net	13	682	1,417	2,112
Other income	3,14	218	605	662
Capital loss		-	(167)	-

Net loss		$ (13,978)	$ (13,722)	$ (11,442)

Basic and diluted net loss per share		$ (0.50)	$ (0.50)	$ (0.43)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		27,774,535	27,473,341	26,409,180

*)           Reclassified - See Note 2h.

**)         Includes deferred stock compensation - see Note 11.

F4

The accompanying notes are an integral part of the consolidated financial statements.

	Ordinary shares		Additional paid-in	Deferred stock	Accumulated	Total shareholders'
	Number	Amount	capital	compensation	deficit	Equity

Balance as of January 1, 2003	26,162,405	$ 71	$ 149,982	$ (580)	$ (80,592)	$ 68,881

Employee options exercised	686,069	1	1,306	-	-	1,307
Deferred stock compensation	-	-	826	(826)	-	-
Amortization of deferred stock compensation	-	-	-	786	-	786
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	276	-	-	276
Forfeited options	-	-	(119)	119	-	-
Net loss	-	-	-	-	(11,442)	(11,442)

Balance as of December 31, 2003	26,848,474	72	152,271	(501)	(92,034)	59,808

Employee options exercised	877,548	2	2,723	-	-	2,725
Amortization of deferred stock compensation	-	-	-	298	-	298
Stock compensation	-	-	55	-	-	55
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	402	-	-	402
Forfeited options	-	-	(7)	7	-	-
Net loss	-	-	-	-	(13,722)	(13,722)

Balance as of December 31, 2004	27,726,022	74	155,444	(196)	(105,756)	49,566

Employee options exercised	120,398	1	281	-	-	282
Amortization of deferred stock compensation, net of reversal due to forfeitures	-	-	-	(24)	-	(24)
Stock compensation	-	-	396	-	-	396
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	6	-	-	6
Forfeited options	-	-	(204)	204	-	-
Net loss	-	-	-	-	(13,978)	(13,978)

Balance as of December 31, 2005	27,846,420	$ 75	$155,923	$ (16)	$ (119,734)	$ 36,248

F5

The accompanying notes are an integral part of the consolidated financial statements.

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:

Net loss	$ (13,978)	$ (13,722)	$ (11,442)
Adjustments required to reconcile net loss to net cash used in operating activities:
Capital gain from sale of BioXL business	-	-	(459)
Amortization of deferred stock compensation	(24)	298	786
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	402	457	276
Depreciation	1,314	1,466	1,889
Accrued severance pay, net	(205)	(130)	(95)
Interest and amortization of premium on marketable securities	1,096	1,163	1,001
Capital loss	-	167	-
Decrease in trade receivables	143	113	1,612
Decrease (increase) in other accounts receivable and prepaid expenses	830	(202)	1,211
Decrease in inventories	-	-	80
Decrease in trade payables and other accounts payable and accrued expenses	(610)	(522)	(796)
Increase (decrease) in deferred revenue	(76)	(1,290)	329

Net cash used in operating activities	(11,108)	(12,202)	(5,608)

Cash flows from investing activities:
Purchase of marketable securities	-	(8,191)	(39,648)
Proceeds from redemption of marketable securities	15,488	15,566	17,905
Proceeds from short-term and long-term bank deposits	-	-	30,195
Purchase of property and equipment	(862)	(1,435)	(2,326)
Decrease (increase) in long-term lease deposits	21	(7)	33
Deconsolidation of Evogene (1)	-	-	(1,400)
Investment grants relating to fixed assets	406	-	-
Proceeds from sale of property and equipment	3	-	-
Proceeds from sale of BioXL business	-	-	126

Net cash provided by investing activities	15,056	5,933	4,885

Cash flows from financing activities:
Exercise of options	178	2,725	1,307
Convertible loan in Evogene	-	-	2,037

Net cash provided by financing activities	178	2,725	3,344

Increase (decrease) in cash and cash equivalents	4,126	(3,544)	2,621
Cash and cash equivalents at the beginning of the year	4,366	7,910	5,289

Cash and cash equivalents at the end of the year	$ 8,492	$ 4,366	$ 7,910

Supplemental information on financing activities not involving cash flow:

In December 2005, the Company issued shares as a result of exercise of options in the amount of $ 104. The Company received the money for those shares in January 2006.

F6

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

F7

NOTE 1:-               GENERAL

a.     Compugen Ltd. ("the Company") is a biotechnology discovery company focused on therapeutic and diagnostic products. The Company's powerful predictive models and discovery engines enable the discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company's pioneering and on-going incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. Product development is pursued both in-house and through collaborative arrangements. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements.

During the years 2003 to 2005 the Company's primary business activities evolved from using its intellectual property, scientific know-how and computational biology capabilities to develop and provide life science software products and services to others on a fee basis, to using such capabilities and assets  to discover potential therapeutic and diagnostic product candidates for licensing under development and commercialization agreements providing future milestones and revenue sharing to Compugen.

The Company's headquarters and research facilities are located in Israel, with U.S. operations, through a wholly-owned subsidiary Compugen USA Inc. ("Compugen Inc.") located in San Jose, California and Maryland. Compugen Inc.'s headquarters, which were located in New Jersey, were relocated to the Company's existing business development, sales, and marketing offices in San Jose, California. This process was completed in 2004. The associated charges related to the above, consist of employee termination benefits of seven employees in the amount of approximately $ 184 (which were recorded as follows: $ 103 as research and development expenses and $ 81 as general and administrative expenses) and costs associated with termination of lease commitments of approximately $ 48, which were recorded as general and administrative expenses. As of December 31, 2004, approximately $ 191 was paid and the remaining obligation was paid during January 2005. In addition, certain long lived assets have been sold in consideration of their amortized costs and certain long lived assets have been abandoned resulting in a capital loss of approximately $ 160.

b.        In 2000, Compugen and certain individuals, (the "Founders") reached an understanding as to the formation of an agricultural biology activity ("AgBio"). During the entrepreneurial phase, and until the establishment of a company dedicated to the Agbio activity, such activity was conducted in house at Compugen.

On January 1, 2002, the Company established Evogene Ltd. ("Evogene") a majority owned Israeli subsidiary (then 82% ownership) together with the Founders. Evogene and Compugen entered into AgBio Asset Purchase Agreement, whereby certain property and equipment (valued at $ 286), motor vehicle leasing contracts, patents and intellectual property, were transferred, in consideration of the issuance of 1,640,000 Ordinary shares of Evogene. In connection with the formation of Evogene, Compugen recorded expenses in the amount of $ 51. On January 10, 2002, the Company signed a convertible loan agreement with Evogene, pursuant to which, Evogene received an amount of $ 900 from the Company.

F8

NOTE 1:-               GENERAL (Cont.)

On January 6, 2003, Evogene entered into a convertible loan agreement with new investors ("the Investors") for the aggregate amount of $ 2,000 ("the Transaction"). The initial closing of the Transaction took place on January 6, 2003. Compugen did not participate in the investment round. Furthermore, Compugen agreed to forgive the entire outstanding Compugen convertible loan amount and all accrued interest, to extend the term of the license to use certain computational tools granted by it to Evogene until December 31, 2005 (additional extension indicated below), and to give the investors an irrevocable proxy empowering them to vote with 50% of Company's holdings in Evogene at the time, subject to adjustments based on the conversion of the loan.

Following the Transaction, Compugen's shares in Evogene were converted into Ordinary-1 shares, to allow for certain preferences over ordinary share holders, in the case of liquidation or deemed liquidation of Evogene.

In addition, Evogene granted to certain of the investors options to purchase additional Evogene Preferred A shares. The options are exercisable during the period commencing on the date of a conversion event and terminating 24 months after such date, unless such conversion event is a merger or consolidation of Evogene in which Evogene is the surviving entity, in which case, the options expire immediately upon the closing of such conversion event.

In addition, Compugen is granting bookkeeping services to Evogene, for which it is fully reimbursed on arms length basis. During the years ended December 31, 2005, 2004 and 2003, services reimbursed by Evogene amounted to $ 6, $6 and $ 7, respectively.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 was to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that has one of the following: (1) an insufficient amount of equity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity owners that are unable to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the benefits of the entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004.

The Company has evaluated the effects of the issuance of the Interpretation on accounting for its ownership interests in Evogene and on July 1, 2003, the Company deconsolidated Evogene (under the early implementation provisions), because it believed it is not Evogene's primary beneficiary under the Interpretation's requirements.

F9

NOTE 1:-               GENERAL (Cont.)

In February 2004 and January 2005, Evogene and the Investors entered into an amended and restated convertible loan agreements, under which the amount of the convertible loan was increased by additional $ 3,551. Compugen did not participate in these financing rounds. Under these transactions, the Investors received additional warrants to purchase shares of Evogene.

In August 2004, the Company entered into an extension agreement to a computational tools license agreement with Evogene. The original license was granted to Evogene upon Evogene's incorporation on January 1, 2002. Under the Extension Agreement, the license was extended for 2 additional years, until December 31, 2007, in consideration for the issuance of 350,000 Ordinary shares of Evogene to Compugen. During these two years Compugen is obligated to provide Evogene with limited support services at no additional cost. The Company accounted for this transaction in accordance with EITF No. 00-08 "Accounting by a Grantee for Equity Instruments to be received in Conjunction with Providing Goods or Services." The Company deems the fair value of the equity instruments received to date to be minimal and as a result no revenues were recognized.

The Company has evaluated the effects of FIN 46, with regards to the above (the additional convertible loan and the extension of the license agreement), resulting in no changes in the accounting treatment, since the Company still believes it is not Evogene's primary beneficiary under the interpretation's requirements.

As of December 31, 2005 and 2004, the Company held 84.7% of Evogene's share capital but only 23.36% of Evogene`s share capital, on a fully-diluted basis. Based on irrevocable proxies that the Company gave to Investors, the Company held only 34.89% of Evogene's voting rights, and had excess of losses over investment in Evogene in the amount of $ 466. Also See Note 16 - "Subsequent Events".

c.        In 2002, the Company established a wholly-owned Israeli shelf subsidiary by the name of Keddem BioScience Ltd. ("Keddem"). On August 1, 2004, Compugen spun off its computational chemistry activity into a wholly-owned subsidiary, Keddem BioScience Ltd. ("Keddem"). The transaction was affected through an Asset Purchase Agreement ("APA"), under which Compugen transferred to Keddem the assets related to its chemistry business, including all assets and liabilities related thereto, in consideration for the issuance of 2,999,900 ordinary shares NIS 0.01 par value each of Keddem. In addition, the Company, on the closing date, granted to Keddem a license to use certain utility software that it owns, software that does not form part of the core technology of the Company's activities. On July 29, 2004, Compugen entered into a Convertible Loan Agreement with Keddem, under which Compugen agreed to loan to Keddem $ 1,571. The outstanding principal loan amount shall bear interest at an annual rate (each year considered separately) which is the greater of (i) 5%; and (ii) the 12 months LIBOR as determined on the first business day after the corresponding anniversary, compounded annually. The loan is convertible into Keddem's shares at Compugen's discretion, until the earlier of: (x) the repayment date or (y) the merger, acquisition, IPO or similar event

F10

NOTE 1:-                GENERAL (Cont.)

of Keddem. If not converted, the loan is to be repaid by Keddem upon the earlier of (i) June 30, 2011, and (ii) Keddem defaulting under the loan agreement's terms.

In connection with this transaction, the Company extended the term for exercise of the vested portion of certain of its stock options for employees whose employment with the Company was terminated and who were then employed by Keddem. The Company has applied APB No. 25, "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation", in accounting for this extension and recorded in 2004 compensation expenses in the amount of $ 55 as part of operating expenses.

On November 1, 2005, the Company assigned to Keddem the Company's entitlement to receive from the Investment Center of the Israel Ministry of Industry and Trade (the "Investment Center"), an amount of approximately $ 400 - on account of the Company  investment in the expansion of, what was at the time, the Company computational chemistry facilities. (See also note 4(c))

On October 1, 2005, the Company granted Keddem a short-term bridge loan in the amount of $ 100. Keddem repaid this loan on February 1, 2006. All amounts were eliminated upon consolidation

Keddem has been experiencing operating losses and has accumulated a deficit of $960 at December 31, 2005.  Keddem's ability to continue, as a going concern in the next year is dependent on its ability to raise additional funding until the stage at which its operations may become profitable. Keddem is actively seeking additional funding from government sources, pharmaceutical companies and from venture capital funds.

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

b.     Financial statements in U.S. dollars:

The functional currency of the Company and its subsidiaries is the U.S. dollar, as the Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. A majority of the Company's sales are made outside Israel in U.S. dollars. The majority of the Company and its subsidiaries' operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars.

F11

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

F12

NOTE 2:-                SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.      Property and equipment:

Property and equipment are stated at cost, net of related investment grants and of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

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

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2003, 2004 and 2005, no impairment losses have been identified.

h.     Research and development expenses, net:

Research and development expenses are charged to the statement of operations as incurred.

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

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel ministry of Industry, Trade & Labor - ("OCS") and from the Bi-national Industrial Research and Development Foundation (" BIRD") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are included as a research and development expenses.

F13

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Until 2005, the Company presented governmental and other grants as part of Revenues and Grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a reduction from research and development expenses. The Company adjusted the financial statements for the years preceding 2005 to conform to this change. The amounts that have been reclassified were $ 2,254, $1,397 and $2,050 for the years ended December 31, 2005, 2004 and 2003, respectively.

i.     Revenue recognition:

During the years 2003, 2004 and 2005 the Company and its subsidiaries derived most of their revenues from collaborations and license fees for software products. The Company also generated revenues from sales of services including maintenance, support, customization, professional services, integration and installation as well as the sale of products (OligoLibraries). The Company and its subsidiaries sell their products primarily through their direct sales force and resellers, both of whom are considered end users.

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

Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable.

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

F14

NOTE 2:-                SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license fees that involve customization of the Company's software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. In the years ended December 31, 2005, 2004 and 2003, the Company recognized revenues in accordance with SOP 81-1 in the amount of $ 178, $ 1,260 and $ 522 respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During the years 2005, 2004 and 2003, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

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

The Company accounts for equity instruments received in accordance with EITF No.00-08 "Accounting by a Grantee for Equity Instruments to be received in Conjunction with Providing Goods or Services." The Company deems the fair value of the equity instruments received to date to be minimal and as a result no revenues were recognized.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

F15

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.       Income taxes:

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

l.       Stock-based compensation:

The Company has elected to follow APB No. 25 "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Compensation expenses are amortized over the vesting period based on the accelerated attribution method.

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

F16

NOTE 2:-                SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair value of each option granted is estimated on the date of grant using the Black & Scholes option valuation model with the following weighted-average assumptions for 2005, 2004 and 2003: expected life of 3, 3.1 and 2.1 respectively, dividend yield of 0% for all years; average expected volatility of 51%, 44% and 43%, respectively, and average risk-free interest rate of 3.79%, 3.36% and 1%, respectively.

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,
	2005	2004	2003

Net loss as reported	$ (13,978)	$ (13,722)	$ (11,442)
Deduct (add) total stock-based compensation - intrinsic value	(24)	298	786
Add - stock-based compensation - fair value	(1,423)	(1,414)	(2,068)

Pro forma net loss	$ (15,425)	$ (14,838)	$ (12,724)

Basic and diluted net loss per share - as reported	$ (0.50)	$ (0.50)	$ (0.43)

Basic and diluted net loss per share - pro forma	$ (0.56)	$ (0.54)	$ (0.48)

m.     Net loss per share:

Basic net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with SFAS No. 128, "Earnings per Share."

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 4,733,307, 4,149,036 and 4,987,593 for the years ended December 31, 2005, 2004 and 2003, respectively.

F17

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe and the Far East (see also Note 12). The Company and its subsidiaries perform ongoing credit evaluations of its customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to specific amounts that the Company and its subsidiaries have determined to be doubtful of collection. As of December 31, 2005 and 2004, allowance for doubtful accounts were recorded in the amounts of $5 and $0, respectively.

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

Severance expenses for the years ended December 31, 2005, 2004 and 2003 amounted to approximately $ 443, $ 650 and $ 395, respectively.

F18

NOTE 2:-                SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.        Reclassification:

Certain prior year amounts have been reclassified to conform to the current year presentation, including Government and other grants - see Note 2h.

q.        Recently issued accounting pronouncements:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value calculated for Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified prospective method.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25`s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)`s fair value method will result in a significant reduction of  the Company`s result of operations, although it will have no impact on the Company overall financial position. The amount of the impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the

F19

NOTE 2:-                SIGNIFICANT ACCOUNTING POLICIES (Cont.)

impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2l to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC`s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff`s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows beyond that already described for statement 123(R).

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes SFAS 154 has no impact on its results of operations, financial condition and liquidity.

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The adoption did not have a material effect on the Company's consolidated financial condition or results of operations.

F20

NOTE 3:-       BIOACCELERATOR BUSINESS

On July 1, 2003 ("the effective date"), The Company and Biocceleration Ltd. ("Biocceleration") a company established by one of Compugen's founders entered into an agreement whereby Biocceleration bought Compugen's Bioaccelerator ("BioXL") assets related to the business for cash payments to be paid by way of: (i) quarterly installments during 2003 - 2005, and (ii) royalties based on Biocceleration's revenues during 2006-2010. The transaction was closed on November 26, 2003. The sale of the BioXL business included the transfer to Biocceleration of Compugen's BioXL related accounts receivable commencing from the effective date, inventory, equipment dedicated to the BioXL business and intellectual property subsisting in the BioXL software and hardware, certain trademarks including the "Bioaccelerator" trademark and the copyright subsisting in written technical and marketing materials. With regard to the liabilities under the OCS program, which supported the development of the BioXL, Biocceleration reimbursed Compugen for all royalties paid by Compugen to the OCS in respect of revenues that Compugen generated after the effective date.

In addition, Compugen reimbursed Biocceleration for all amounts received with respect to revenues related to the BioXL business generated on or after the effective date. In connection with the transaction, in 2003 Compugen recognized $ 459 in capital gain included under other income. The Company is recognizing additional other income for each installment that is paid under this agreement. For the years ended December 31, 2005 and 2004, the Company recognized other income in the amount of $ 218, and $ 343, respectively.

NOTE 4:-     GOVERNMENTAL AND OTHER GRANTS

The company received several grants as follows:

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor - ("OCS")and from the Bi-national Industrial Research and Development Foundation (" BIRD") for funding approved research and development projects, are presented as a reduction from the research and development expenses.

a.   Under the OCS royalty bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income will be generated the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the $ US (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2005, 2004 and 2003, the Company has an aggregate of paid and accrued royalties to the OCS in the amount of $ 18, $ 0 and $ 58, respectively.

b.   Under the BIRD royalty bearing program, the Company is not obligated to repay any amounts received from BIRD if no income will be generated from the results of the funded research program. If income will be generated the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following expiry of the term of the project. For every year that the Company does not make these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

F21

NOTE 4:-     GOVERNMENTAL AND OTHER GRANTS (Cont.)

As of December 31, 2005, the Company's aggregate contingent obligation for payments to OCS and BIRD, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $ 6,490. The liability for royalties is recorded as cost of revenues at the time the related royalty-bearing sales are recognized as revenues in the statement of operations.

c.   In November 2005, Keddem has received from the Investment Center of the Israeli Ministry of Industry and Trade and Labor, an amount of approximately $400 on account of the investment made by the Company, prior to the spin off of Keddem. The cost of the fixed assets is presented at its net value, after deduction of the above grant. Keddem`s entitlement to above grant and future grants is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letter of approval for the specific investments in "Approved Enterprises." (see Note 14b) In the event of failure to comply with the conditions, the grant may be canceled and Keddem may be required to refund the amount of the grants, in whole or in part including interest and linked to the Israeli Consumer Price Index. To guarantee Keddem obligations to the investment center all the fixed assets of Keddem, are pledged in favor of the Investment Center (see note 1(c)).

d.    The Company is coordinating a consortium, SIMAP, in a three year collaborative project, which will commence on January 1, 2006, funded by the European 6th framework. The grants the Company will receive from this project do not bear any repayment royalties. The Company will enjoy the generic knowledge accumulated in the collaborative project. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2005, the Company holds a pre-payment from the European Commission amounting to $ 834 that will be distributed to the consortium members during 2006, according to the payment schedule detailed in the consortium agreement. The Company presents this amount as "Cash held in favor of other consortium partners". An amount of $ 184, presented as "unrecognized grants" in Other liabilities (See note 9), represents the Company's portion of the grant prepayment and will be recognized as expense reduction during 2006.

NOTE 5:-          CASH AND CASH EQUIVALENTS

	December 31,
	2005	2004

Bank deposits in U.S. dollars (bearing an annual average interest rate of 4.09% and 1.81%, respectively)	$ 6,592	$ 2,609
Bank deposits in Euro (bearing an annual average interest rate of 1.75% )	185	-
Bank deposits in NIS (bearing an annual average interest rate of 3.73% and 3.16%, respectively)	985	323
Cash in banks (current accounts)	730	1,434

	$ 8,492	$ 4,366

F22

NOTE 6:-          DEPOSITS AND MARKETABLE SECURITIES

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

Corporate bonds	$ 7,849	$ 24,316	$ -	$ 12	$ 72	$ 142	$ 7,777	$ 24,186
U.S government institutions	5,723	5,718	-	-	57	37	5,666	5,681
Structured notes	13,906	14,028	-	-	-	-	13,906	14,028

	$ 27,478	$ 44,062	$ -	$ 12	$ 129	$ 179	$ 27,349	$ 43,895

As of December 31, 2005 and 2004, all the Company's securities were classified as held-to-maturity.

In the years 2005, 2004 and 2003 the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities.

The Company's management believes that the unrealized losses for each of the bonds are considered temporary since the Company has an intent and ability to hold debt securities until maturity. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

The scheduled maturities of held-to-maturity securities at December 31, 2005 are as follows:

	Amortized	Estimated
	cost	fair value
Held-to-maturity:
Due within one year	$ 22,495	$ 22,366
Due after one year through four years	4,983	4,983

	$ 27,478	$ 27,349

The following table summarizes the fair value and gross unrealized losses related to held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less Than 12 Months		12 Months or More		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Corporate bonds	$ -	$ -	$ 7,777	$ 72	$ 7,777	$ 72
U.S government institutions	-	-	5,666	58	5,666	58
Structured notes	13,906	-	-	-	13,906	-

	$ 13,906	$ -	$ 13,443	$ 130	$ 27,349	$ 130

F23

NOTE 6:-    DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The unrealized losses on the Company's investments in held-to-maturity securities were caused mainly by interest rate increases, and are considered insignificant. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since these unrealized losses are insignificant, and since the Company has the ability and intent to hold these investments until the maturity date, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

NOTE 7:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2004

Grants receivable from the Office of the Chief Scientist	$ 133	$ 504
Government authorities	82	254
Receivables on account of options exercise	104	19
Prepaid expenses	249	408
Receivables on account of the sale of BioXL business	73	148
Other	35	69

	$ 676	$ 1,402

NOTE 8:-      PROPERTY AND EQUIPMENT

	December 31,
	2005	2004
Cost
Computers, software and related equipment	$ 4,905	$ 5,805
Laboratory equipment and office furniture	2,546	2,334
Leasehold improvements	2,328	2,189

	9,779	10,328
Accumulated Depreciation
Computers, software and related equipment	4,316	4,894
Laboratory equipment and office furniture	1,718	1,207
Leasehold improvements	725	488

	6,759	6,589

Depreciated cost	$ 3,020	$ 3,739

In 2005, Keddem received from the Investment Center a grant in the amount of approximately $ 400. The cost of the fixed assets is presented in its net value, after deduction of the above grant (See Note 4)

For the years ended December 31, 2005, 2004 and 2003, depreciation expenses were approximately $ 1,314, $ 1,466 and $ 1,889, respectively.

F24

NOTE 9:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2004

Employees and related accruals	$ 755	$ 1,013
Commitments related to European grant plan (a)	834	-
Restructuring costs	99	-
Unrecognized grants (a)	184	-
Consultants & Board members	153	59
Commitment for capital expenditures	142	190
Accrued expenses and other accounts payable	202	193
Accrued expenses related to IP & Legal expenses	16	227

	$ 2,385	$ 1,682

(a)            See Note 4.

NOTE 10:-             COMMITMENTS AND CONTINGENCIES

a.        The Company's headquarters and research facilities are located in Israel. The Company's U.S. operations are located in San Jose, California and Maryland. Annual minimum future rental commitments under non-cancelable operating leases for such are approximately as follows:

December 31,

2006	$ 536
2007	502
2008	502
2009	502

$ 2,042

Rent expenses for the Company and subsidiaries facilities were approximately $ 580, $ 685 and $ 557 for the years ended December 31, 2005, 2004 and 2003, respectively.

b.    Fixed assets of Keddem, in the net book value of $ 412 are pledged to secure Keddem's obligations to the Investment Center of the Ministry of Industry, Trade &Labor.

c.    The Company provided a bank guarantee in the amount of $ 99 in favor of its lessor in Israel

d.     See Note 4 for details on commitments in favor of Government and other grants.

F25

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

In general, options granted under these plans vest over a four-year period and expire 10 years from the date of issuance. The exercise price of the options granted under the plans may not be less than the nominal amount of the shares into which such options are exercised. Any options that are cancelled or forfeited before expiration become available for future grants. Subject to the 1998 and 2000 plans, there were 658,216 and 2,070,875 options to purchase shares available for future grants as of December 31, 2005, respectively.

F26

NOTE 11:-               SHAREHOLDERS' EQUITY (Cont.)

Transactions related to the grant of options to employees, directors and consultants under the above plans during the years ended December 31, 2005, 2004 and 2003, were as follows:

	Year ended December 31,
	2005		2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		$		$		$

Options outstanding at the beginning of the year	4,114,036	4.24	4,952,593	3.78	4,934,057	3.65
Options granted	1,154,800	3.86	893,941	6.09	1,216,500	3.65
Options exercised	(120,398)	2.34	(877,548)	3.11	(686,069)	1.91
Options forfeited	(415,131)	5.27	(854,950)	4.68	(511,895)	4.68

Options outstanding at the end of the year	4,733,307	4.10	4,114,036	4.24	4,952,593	3.78

Exercisable at end of year	2,909,798	3.96	2,561,583	3.86	2,883,872	3.78

Weighted average fair value of options granted at fair market value		1.48		2.04		1.36
Weighted average fair value of options granted below fair market value		-		-		2.74

The following table summarizes information about options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at December 31, 2005	Weighted average exercise price
$		Years	$		$

1.33 - 1.80	541,696	2.97	1.57	538,292	1.56
2.04 - 2.38	590,843	3.72	2.32	485,833	2.28
3.00 - 3.65	1,100,680	7.32	3.27	330,261	3.53
3.73 - 4.49	875,759	6.11	4.37	615,052	4.13
4.81 - 5.96	836,692	6.58	5.19	554,891	5.16
6.10 - 9.00	787,637	6.35	6.90	385,469	6.86

	4,733,307			2,909,798

NOTE 11:-             SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses (income) which are amortized over the vesting period and recognized by the Company, related to its employee stock-based compensation awards, amounted to $ (24), $ 298 and $ 786 for the years ended December 31, 2005, 2004 and 2003, respectively. Compensation expenses related to the granting of stock options to consultants amounted to $ 6, $ 457 and $ 276 for the years ended December 31, 2005, 2004 and 2003, respectively (see also d below),

The Company extended the term of the vested employee stock options held by the Company's former CEO on the date of his departure. As a result, the Company recorded in 2005 compensation expenses in an amount of $ 396. The employee stock options that were unvested as at the above date, were forfeited, and the deferred stock compensation in the amount of $ 204 was canceled.

The compensation expenses are included in the following expense categories:

	Year ended December 31,
	2005	2004	2003

Research and development expenses	17	279	308
Selling and marketing expenses	-	68	79
General and administrative expenses	361	408	675

	$ 378	$ 755	$ 1,062

d.        Options to consultants:

Issuance date	In connection with	Number of options granted	Options exercised	Options exercisable	Options forfeited or expired	Exercise price per share	Exercisable through
						$

October 1998	Advisory board	30,000	12,900	17,100	-	1.33	October 2008
July 1999	Advisory board	30,000	-	30,000	-	1.35	July 2009
July 1999	Consulting	150,000	-	150,000	-	1.35	July 2009
October 1999	Advisory board	15,000	-	15,000	-	1.33	October 2009
March 2000	Consulting	75,000	-	75,000	-	5.00	March 2010
May 2000	Consulting	10,000	-	10,000	-	3.00	May 2010
May 2000	Consulting	35,000	-	-	35,000	10.00	May 2005
January 2002	Consulting	20,000	-	-	20,000	4.49	January 2012
July 2003	Consulting	150,000	-	109,368	-	2.38	April 2009
February 2004	Consulting	60,000	-	26,250	-	7.27	March 2010
April 2004	Advisory board	50,000	-	23,989	-	6.84	April 2010
April 2004	Consulting	50,000	-	23,966	-	6.84	April 2010
April 2004	Consulting	60,000	-	25,000	-	6.84	April 2010
February 2005	Consulting	25,000	-	5,210	-	6.10	February 2011
June 2005	Advisory board	20,000	-	-	-	3.37	June 2015
November 2005	Consulting	120,000	-	-	-	3.02	November 2011

		900,000	12,900	510,883	55,000

F27

NOTE 11:-             SHAREHOLDERS' EQUITY (Cont.)

The Company accounts for its options and warrants to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value of these options was estimated using a Black & Scholes option-pricing model with the following weighted-average assumptions for 2005, 2004 and 2003 risk-free interest rates of 3.79%, 3.36% and 1%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 51%, 44% and 43% respectively and a weighted-average contractual life of the options of six years. Changes in the fair value of the options and warrants prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the services period. As for compensation expenses, see also c above.

e.        The net loss of the Company is equal to comprehensive loss.

NOTE 12:-             GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company's business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and diagnostic biomarker product candidates.  The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, sales and business development. The Company follows SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Total revenues are attributed to geographic areas based on the location of the end customer. The following represents the total revenues for the years ended December 31, 2005, 2004 and 2003 and long-lived assets as of December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003
Revenues from sales to unaffiliated customers:
United States	$ 423	$ 1,051	$ 4,497
Europe	218	1,260	2,111
Far East	-	265	50
Israel	5	43	36
Other	-	11	82

Total revenues	$ 646	$ 2,630*)	$ 6,776*)

*)                 Reclassified - See Note 2h

	December 31,
	2005	2004	2003
Long-lived assets:
Israel	$ 3,005	$ 3,710	$ 3,482
United States	15	29	455

	$ 3,020	$ 3,739	$ 3,937

F28

NOTE 12:-   GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Year ended December 31,
	2005	2004	2003
	%
Sales to a single customer exceeding 10%:
Customer A	59	48	31
Customer B	39	-	21
Customer C	-	13	*)

*)      Less than 10%.

NOTE 13:-   FINANCIAL INCOME, NET

	Year ended December 31,
	2005	2004	2003
Income (expense):
Interest income	$770	$1,454	$2,027
Bank fees	(39)	(56)	(71)
Exchange rate differences	(49)	19	156

	$682	$1,417	$2,112

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

F29

NOTE 14:-              TAXES ON INCOME (Cont.)

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative Benefits" track and. Accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of two years, commencing in the first year the Company has taxable income (and after commencement of production as defined in the Law), and subject to an additional period of five to eight years of reduced tax rates between 10% to 25%, depending upon the proportion of foreign ownership in the Company in each tax year. Due to the reported losses, the benefit period has not commenced. The period during which reduced tax rates of between 10% and 25% apply expires on the earlier of 12 years from the commencement of production, or 14 years, from the approval date, all in accordance with the final approval of the investment center. Given the aforementioned conditions, the period of the reduced tax rates (but not the two year perid of tax exemption) will terminate in 2008 and 2017.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part including interest and linked to the Israeli Consumer Price Index.

As of December 31, 2005, management believes that the Company meets all of the aforementioned conditions.

In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, the Company would have to pay income tax equal to 10% to 25% of the grossed up amount distributed (depending upon the proportion of foreign ownership in the Company in each tax year) in addition to dividend tax which will be paid by the Company's shareholders equal to 15% of the cash dividend. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

In addition, in December 2003 the production facilities of the Company related to its Chemistry Division were granted the status of an "Approved Enterprise" under the Law. The Company has chosen the "grants" track, according to which the total approved investments amounted to $ 3,500. Until December 31 2005, Keddem already made investments in the amount of approximately $ 1,700. The investment grants are 24% from its investments in the approved enterprises. The tax benefits portion of the "grants" track are identical to the tax benefits portion of the "Alternative Benefits" track. In connection with the divestment of the Company's computational chemistry activities (see Note 1c), the Company transferred its benefits and liability under this program to Keddem.  Keddem is required to commence investing until December 2005, in order to benefit from the program. Keddem requested to extend the eligibility period until December 2006 inclusive (See note 1(c)).

The Investment Law was significantly amended effective April 1, 2005. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an

F30

NOTE 14:-             TAXES ON INCOME (Cont.)

Approved Enterprise and among other things, simplifies the approval process. The amendment applies to new investment programs and investment programs commencing after December 31, 2004, therefore, does not affect the approved programs of the company..

c.     Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is currently qualified as an "industrial company" under the above law and as such, enjoys tax benefits.

d.     Net operating losses carryforwards:

As of December 31, 2005, the Company's and Keddem`s net operating loss carryforwards for tax purposes in Israel amounted to approximately $62 million. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

Compugen Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2005 amounting to approximately $ 15 million, which expires in the years 2012 to 2024. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.     Loss before taxes is comprised as follows:

	Year ended December 31,
	2005	2004	2003

Domestic (Israel)	$ 12,552	$ 11,443	$ 10,173
Foreign	1,426	2,279	1,269

	$ 13,978	$ 13,722	$ 11,442

F31

NOTE 14:-                TAXES ON INCOME (Cont.)

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

	December 31,
	2005	2004

Operating loss carryforward	$ 6,354	$ 6,420

Net deferred tax asset before valuation allowance	6,354	6,420
Valuation allowance	(6,354)	(6,420)

Net deferred tax asset	$ -	$ -

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

F32

NOTE 15:-         RELATED PARTY TRANSACTIONS

Evogene Ltd. - see Note 1b.

Keddem BioSciense Ltd. - see Note 1c.

NOTE 16:-          SUBSEQUENT EVENT

In February 15, 2006, Evogene has signed an equity investment agreement with certain investors, amounting to $7,000 of which approximately $2,000 was originally received as a bridge loan in January 2005. In addition, pursuant to the equity agreement, the investors agreed to convert all outstanding loans (see note 1b) into equity. Due to these conversions, the Company's holdings were diluted to 14.76% of Evogene's ordinary shares.

F33