Form 20-F
COMPUGEN LTD
filed 2007-04-18
CIK 1119774

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

28,162,202 Ordinary Shares

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer  ☒

__1__

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes ☒  No

__2__

TABLE OF CONTENTS

PART I.                                                                                                                                                             5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. 5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.. 5

ITEM 3. KEY INFORMATION.. 5

ITEM 4.   INFORMATION ON THE COMPANY. 18

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. 30

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. 42

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. 50

ITEM 8. FINANCIAL INFORMATION.. 53

ITEM 9. THE OFFER AND LISTING.. 54

ITEM 10. ADDITIONAL INFORMATION.. 55

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.. 70

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. 70

PART II 71

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. 71

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS. 71

ITEM 15. CONTROLS AND PROCEDURES. 71

ITEM 16. RESERVED.. 71

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT. 71

ITEM 16B. CODE OF ETHICS. 71

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES. 72

PART III 73

ITEM 17. FINANCIAL STATEMENTS. 73

ITEM 18. FINANCIAL STATEMENTS. 73

ITEM 19. EXHIBITS. 73

__3__

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

__4__

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

	Year ended December 31
	2002	2003	2004	2005	2006
	($ in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenues	$ 9,262	$ 6,776	$ 2,630	$ 646	$ 215
Total operating expenses *	24,306	20,992	18,207	15,524	14,208
Operating loss	(15,044)	(14,216)	(15,577)	(14,878)	(13,020)
Financial income, net	2,789	2,112	1,417	682	884
Net loss available to ordinary shares	(12,204)	(11,442)	(13,722)	(13,978)	(13,978)
Basic and diluted net loss per ordinary share	$ (0.47)	$ (0.43)	$ (0.50)	$ (0.50)	$ (0.47)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	26,103,343	26,409,180	27,473,341	27,774,535	27,985,957
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term deposits, marketable securities and cash held in favor of consortium partners	$48,402	$16,707	$20,574	$31,821	$25,403
Long-term deposits and marketable securities	18,940	43,803	27,854	4,983	1,000
Total assets	77,257	67,526	55,353	42,106	30,856
Accumulated deficit	(80,592)	(92,034)	(105,756)	(119,734)	(132,754)
Total shareholders' equity	68,881	59,808	49,566	36,248	25,738

(*) Includes deferred stock compensation - see Note 11 of our 2006 consolidated financial statements.

For additional financial information, please see "Item 5. Operating and Financial Review and Prospects - Results of Operations".

__5__

Risk Factors

Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We can give no assurance that we will successfully address any of these risks. The principal risks are described below.

Factors Related to our Financial Results and Financing Needs

We may not be as successful as we hope in implementing our evolving business model.

Since in or about 2004, we have made significant changes to our business model, which included the elimination of our sale of computational tools products and services. The elimination of computational tools revenue has negatively affected our financial results.  In 2004, we recognized computational tools revenue of approximately $2.6 million. In 2005 and 2006, we recognized approximately $646,000 and approximately $205,000 of computational tools revenue respectively. Under our current business model, we seek to increase revenue through developing therapeutic and diagnostic product candidates and licensing the rights to these product candidates to collaborators and licensees who may be able to develop novel drugs and diagnostic products. Product candidates are molecules that we discover and identify as having a potential therapeutic or diagnostic application. Our current business model in some respects remains untested. We cannot be certain that it will generate a profitable revenue stream. The inability to derive adequate revenues from our current business model may significantly impede improvement in our operating results and profitability.

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability

We incurred net losses of approximately $13.7 million in 2004, approximately $14 million in 2005 and approximately $13 million in 2006. As of December 31, 2006, we had an accumulated deficit of approximately $107.9 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering in 2000). We expect to continue to incur net losses in the future due in part to the costs and expenses associated with our research and development activities. We cannot assure you that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may be required to allocate substantial additional funds in the future to our discovery and development activities, and we may never be able to achieve profitability.

We discover and carry out early stage development of therapeutic and diagnostic product candidates. Product candidates are molecules that we discover and identify as having a potential therapeutic or diagnostic application. In 2006, we allocated a substantial portion of our cash and other resources to our discovery and development activities and we intend to continue to do so. To date, these activities have generated only negligible revenues. These activities may never generate significant revenues and we may never achieve profitability.

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

__6__

If we are unable to raise additional capital in the future, we may need to curtail or cease operations, and if we raise additional capital, our existing shareholders are likely to experience dilution of their shareholdings.

As of December 31, 2006, we had cash and cash equivalents, short-term deposits and marketable securities of approximately $25.4 million, and long-term deposits and marketable securities of approximately $1.0 million. Based on our current projections, we anticipate that our existing cash and cash equivalents, and short term and long term deposits and marketable securities will be sufficient to support our operations for at least the next two years. We expect that we will need to raise additional capital within the next two years.

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

We receive research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, from the Israel-U.S. Bi-national Industrial Research and Development Foundation and from the European Community, under the European Union`s 6th Framework Program. Our subsidiary, Keddem Bioscience, also receives certain grants under Israeli government programs and receives funds in support of some of its research and development programs from the Office of Chief Scientist of the Israel Ministry of Industry, Trade and Labor. Our entitlement to receive these grants is dependent on, among other things, our compliance with the various grants` respective terms and conditions. In addition, the total value of grants that the Office of the Chief Scientist makes available generally, and to each individual grantee, has gradually decreased in recent years and may reduce or eliminate these benefits in the future. In 2006, the grants we received and that accrued totaled approximately $1.8 million, compared with approximately $2.3 million in 2005 and approximately $1.4 million in 2004.

If we do not comply with the terms and conditions of the grants or if we do not succeed in obtaining these grants in the future, or if we will be able to obtain only a reduced amount of grants, our business and financial results may be materially harmed, and we may have to restrict or cease operations.

If our wholly-owned subsidiary, Keddem Bioscience Ltd., will not be able to raise capital in the next few months, it may have to cease operations, in which case all of our investments in Keddem Bioscience`s business to date may be lost and our financial results may be harmed.

In 2004, we turned our chemistry division, which was engaged in small-molecule drug discovery, into a wholly-owned subsidiary, Keddem Bioscience Ltd. The transaction was effected by us transferring to Keddem Bioscience all of our assets and liabilities that were dedicated to the operation of our chemistry division. In connection with this transaction, we agreed to loan to Keddem Bioscience $1,572,000. In November 2005, our board of directors also agreed to assign approximately $400,000 to Keddem Bioscience, which amount represented our entitlement to receive from the Investment Center of the Israeli Ministry of Industry, Trade and Labor on account of our investment in the expansion of our computational chemistry facilities and the building of a chemistry laboratory for drug discovery. Pursuant to our board of directors` decision of June, 2006, Keddem Bioscience received the amount of approximately $400,000.

We currently seek to raise third party funding for Keddem Bioscience. Since late 2005, Keddem Bioscience`s external auditors raised substantial doubts on Keddem Bioscience`s ability to continue as a going concern. Keddem has been experiencing operating losses since its incorporation and has accumulated a deficit of $2,917,000 as of December 31, 2006. Keddem's ability to continue, as a going concern in the next year is dependent on its ability to raise additional funding. If Keddem Bioscience fails to raise additional capital, it will likely need to cease its operations. If so, our investments in Keddem Bioscience will be lost, and this is likely to harm our financial results.

Factors Related to our Discovery and Development Activities and to the Commercialization of our Discoveries

Our approach to discovering novel therapeutic and diagnostic product candidates, is itself novel and has not yet been fully proven or validated. If this approach does not prove to be successful, our business will be significantly harmed.

Our method of discovering novel product candidates involves incorporating ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. By using this approach, we have already predicted

__7__

discoveries in silico, which means prediction by computers. We have also initially validated the suitability of some of these discoveries for diagnostic and therapeutic application. However, our approach has not yet been proven or validated beyond that initial validation and we cannot predict whether this method will yield other discoveries or that such discoveries will be suitable for development into therapeutic or diagnostic products.

If our approach is ultimately proven to be ineffective for discovering therapeutic or diagnostic candidates, if we fail to make further discoveries, or if our discoveries are not suitable for development into therapeutic or diagnostic products our business may be materially harmed. If our potential licensees or collaborators believe that this is not a successful approach, or if we are not able to find any biological activity for the therapeutic and diagnostic product candidates that we discover, we may fail to commercialize discoveries that we make, and, as a result, our business will likely be significantly harmed.

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

●        the development, marketing or sale of our product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights and/or

●        once a product is launched on the market, there will be little or no demand for it as a result of its exclusion from health funds' reimbursement schemes.

If any of these risks materialize our business and financial results may be materially harmed.

We have limited experience in, and limited resources for, the discovery and development of therapeutic and diagnostic product candidates, and if we fail to maintain and/or acquire the appropriate experience, our business may be materially harmed.

Our experience in the discovery and development of therapeutic and diagnostic product candidates is limited. In order to successfully develop and commercialize therapeutic and diagnostic product candidates, we must improve our internal expertise, capabilities and facilities. We may not be able to maintain and/or engage any or all of the experts that we need in order to do so.

If we fail to acquire all of the required experience and expertise in the discovery and development of therapeutic and diagnostic product candidates, we may be unsuccessful in our discovery and development activities, and as a result our business may be materially harmed.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate and partner with licensees to commercialize therapeutic and diagnostic products or product candidates. Our competitors include pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent that they develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. We also face, and expect to continue to face,

__8__

competition from entities that seek to develop technologies that enable the discovery of novel therapeutic and diagnostic product candidates.

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

The trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may adversely affect us.

There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries. This consolidation trend may result in the remaining companies having greater financial resources and discovery technological capabilities, thus intensifying competition in the industries. This trend may also result in fewer potential collaborators or licensees for our therapeutic and diagnostic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing licensees or collaborators as a result of such consolidation.

This trend may adversely affect our ability to enter into agreements for the development and commercialization of our product candidates, and as a result may harm our business.

We depend significantly on collaborators and licensees for the development and commercialization of our therapeutic and diagnostic product candidates, and if we are unable to maintain our existing agreements and enter into additional agreements with collaborators and licensees in the future, our business will likely be materially harmed.

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

To date, we have granted a small number of licenses for the development and commercialization of our product candidates. Over approximately the past two and a half years, we entered into 6 license collaboration agreements for the development and commercialization of a multiple number of our product candidates.

We cannot assure you that any of these agreements will result in the successful development or commercialization of any products based on our discoveries. Further, we cannot assure you that we will succeed in identifying suitable collaborators or licensees or entering into any other agreements with collaborators or licensees for the development and commercialization of our therapeutic and diagnostic product candidates. If we are unable to identify suitable collaborators or licensees or enter into new collaborations or license agreements, our business will likely be materially harmed.

We may not be able to find additional collaborators or licensees that will agree to in-license our discoveries at an early stage, and if we do not find these collaborators or licensees, our business will likely be materially harmed.

Our strategy for the development and commercialization of therapeutic and diagnostic product candidates is based on our discovery and early stage validation and in some cases pre-clinical development of those product candidates. We consider early stage development of diagnostic product candidates to be a stage at which their existence is validated. At this stage we may demonstrate that the product candidate is differentially expressed in different physiological conditions, but in any case with no clinical proof. We consider early stage development of therapeutic product candidate, to be a stage at which we show biological activity of that candidate in animal models. We ordinarily carry out such early stage validation work ourselves, and we ordinarily seek to rely on our collaborators and licensees to carry out further product development.

__9__

Pharmaceutical and diagnostic companies may be reluctant or refuse to in-license our therapeutic and diagnostic product candidates at these early stages of discovery or validation or may not agree to do so on terms that we would consider commercially desirable.

If we are unable to out-license our discoveries at an early stage, we may need to validate and develop our discoveries ourselves until the candidates attain a more mature stage of development. Such development activities may require us to expend substantial additional financial and other resources. If we are unable to raise or spend these additional resources, we may have to curtail or cease our discovery and development activities, and as a result our business will likely be materially harmed.

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

●        we may not be able to obtain our collaborators agreement that we own the intellectual property generated under our

●        collaboration;

●        our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able nor willing to make;

●        prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

●        disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration; and our collaborators may fail to develop or commercialize successfully any products based on product candidates to which they have obtained rights from us.

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

Our discovery engines are proprietary computational platforms that are designed to identify therapeutic and diagnostic product candidates in a specific therapeutic and diagnostic area of interest. By using our discovery engines and related technologies, we intend to constantly feed our pipeline of discoveries with novel therapeutic and diagnostic product candidates. Our success as a  discovery company largely depends on our ability to continue to develop and enhance our discovery engines and related technologies.

The pharmaceutical and biotechnology industries are characterized by continuous technological changes. We may not be able to make the necessary new developments and enhancements to our discovery engines and related technologies in order to compete successfully within these industries. Further, since we use public and freely available bioinformatics and other data to improve and enhance our discovery engines, our use of these data may render our discovery engines and related technologies less valuable or even obsolete.

__10__

If we fail to continue to develop and enhance our discovery engines and related technologies, our business will likely be materially harmed.

We rely on access to public and commercial databases to feed our discovery engines and on the quality of the data available from those databases, and if we are denied access to these databases for any reason or if the quality of available information is poor, our operations and business may be harmed.

In carrying out our discovery and development of therapeutic and diagnostic product candidates, we rely on our ability to access and use public and commercially available databases. The quality of our discoveries is in part dependent on the quality of the data in these databases. If we are denied access to these databases, or if we are granted access to such databases on terms, which are not commercially reasonable, or if the quality of data available from those databases is poor, our business and our results of operation may be harmed.

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

As a result we believe that we will need to continue to expend substantial funds and management effort into these business development activities with no assurance of successfully entering into agreements with potential collaborators and licensees.

We may be unable to hire or retain key personnel or sufficiently qualified employees, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and technical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements, we cannot assure you that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations. Within our geographic location, it is difficult to find suitable and highly qualified personnel in certain aspects of our industry.

Furthermore, we do not carry key person life insurance on any member of our senior management.

Our business may be harmed if we are unable to retain our key personnel, or to attract, integrate or retain other highly qualified personnel in the future.

Revenues that we may generate from commercialization of our technologies or discoveries may be reduced  because of obligations to pay back Israeli governmental grants that we receive.

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

__11__

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

Our research and development activities in some cases involve the controlled use of biological and chemical materials, a small amount of which could be hazardous. We cannot eliminate the risk of accidental contamination or discharge of any of these materials. If hazardous biological or chemical materials in our possession were to be improperly used, this could result in harm to persons or property and we could be subject to both civil damages and criminal penalties. In such event, our liability may exceed our insurance coverage.

The clinical development and marketing of products based on our discoveries are subject to governmental regulation and the receipt of regulatory approvals, and if we or our collaborators or licensees fail to receive such approvals, our business may be materially harmed.

The clinical development and marketing of therapeutic and diagnostic products based on our discoveries requires obtaining regulatory approvals to such effect. The process of obtaining regulatory approvals for therapeutic or diagnostic products based on our discoveries in the United States, Israel and in other countries can be lengthy and complex. Changes in legislation and in guidelines and policies made pursuant to such legislation could increase the complexity and the length of the process of obtaining such regulatory approvals. Even if and once we or our collaborators or licensees obtain regulatory approval for products based on our discoveries, these products may be subject to continuous regulatory review. Products based on our discoveries that are found to be unsuitable for human consumption, for example due to the causation of unwanted side effects, may result in the withdrawal of such products from the market.

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

__12__

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

The success of our business depends, to a large extent, on our ability to obtain and maintain patents that cover our therapeutic and diagnostic product candidates. We have applied for patents covering our therapeutic and diagnostic product candidates as well as aspects of some of our technologies. We have a total of eight patents, of which seven are US patents and one is an Australian patent. We plan to continue to apply for patents as we deem appropriate, but we cannot assure you that our patent applications will be accepted, or that they will be accepted to the extent that we seek.

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

●        even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from using our patented inventions; and

●        even if we succeed in obtaining patent protection, our patents could be partially or wholly invalidated, including by our competitors.

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

As a result of the existence of such third party intellectual property rights, we have been and may be required further to:

●        forgo the research, development and commercialization of therapeutic and diagnostic products candidates that we discover, notwithstanding their promising scientific and commercial merits; or

__13__

●        invest substantial management and financial resources to either challenge or in-license such third party intellectual property, and we cannot assure you that we will succeed in doing so on commercially reasonable terms, if at all.

We do not always have available to us, in a timely manner, information of the existence of third party intellectual property rights related to our own discoveries. The content of US and other patent applications remain unavailable to the public for a period of approximately 18 months from their filing date. In some instances, the content of US patent applications remain unavailable to the public until the patents are issued. As a result, we can never be certain that development projects that we commence will be free of third party intellectual property rights. If we become aware of the existence of third party intellectual property rights only after we have commenced a particular development project, we may have to forgo such project after having invested in it substantial resources.

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

Factors Related to our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. federal income taxes.

There is a significant risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our assets for the taxable year produce or are held for the production of passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares.

U.S. holders should carefully read "Taxation, United States Federal Income Tax Consequences" under "Item 10. Additional Information" for a more complete discussion of the U.S. federal income tax risks, including the potential application of the PFIC rules, related to acquiring, owning and disposing of our ordinary shares.

We have a limited operating history based on our revised business model, upon which to base an investment decision.

Since our inception in 1993, our business model has continually evolved. We started our business of discovering therapeutic and diagnostic candidates in 1998, but only fully focused on this business since 2004.  Our operations in this business provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

These difficulties may result in our ordinary shares trading at a discount.

Our share price has been volatile and may be volatile in the future and this could limit investors` ability to sell stock at a profit.

During the last two fiscal years, our stock price on the Nasdaq Global Market has traded at a low of $2.1 to a high of $6.54. The volatile price of our stock may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance.  A variety of factors may affect the market price of our ordinary shares including:

__14__

●        delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

●        achievement or rejection of regulatory approvals by our competitors or us;

●        announcements of technological innovations or new commercial products by our competitors;

●        developments concerning proprietary rights, including patents;

●        developments concerning our collaborations;

●        regulatory developments in the United States, Israel and foreign countries;

●        economic or other crises and other external factors;

●        period to period fluctuations in our revenues and other results of operations;

●        changes in financial estimates by securities analysts; and;

●        sales of our ordinary shares

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance.

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

Our quarterly operating results fluctuated. Since we seek to generate revenues from collaborators and licensees commercializing therapeutic and diagnostic products that are based on our discoveries and which are enabled by the use of the intellectual property, scientific know-how and computational biology capabilities, our quarterly operating results may fluctuate in the future. The fluctuations may result from the extent to which our collaborators and licensees succeed in commercializing our technology.

Our operating results may also fluctuate as a result of, among other things:

●        inflation/deflation in Israel or changes in the conversion rate between New Israeli Shekel and other currencies;

●        the outcome and length of conflicts in the Middle East;

●        the time within which our collaborators and licensees may develop our therapeutic and/or diagnostic product candidates into revenue-producing products;

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

Provisions of Israeli law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and therefore depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer, even if such an acquisition would be considered beneficial by a

__15__

majority of our shareholders, and therefore depress the price of our shares. For information about these limitations, see "Anti-Takeover Provisions under Israeli Law" Under "Item 10. Additional Information." Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.. To date, we do not believe that the political and security situation has had a material adverse impact on our business but we cannot give you any assurance that this will continue to be the case. However, if there were to be emergency conditions, some of our key employees may be called to active duty for extended periods of time and could adversely affect our operations. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

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

We hold most of our cash, cash equivalents deposits and marketable securities in US dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israel Shekels. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israel Shekel. To date, our business has not been materially adversely affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar. However, our operations could also be adversely affected if we will be unable in the future to guard against devaluation of the Dollar against the New Israel.

We may not continue to be entitled to certain tax benefits.

We and our subsidiary Keddem Bioscience are entitled to certain tax benefits under Israeli government programs.

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

__17__

ITEM 4.   INFORMATION ON THE COMPANY

History and Development of the Company

Our legal and commercial name is Compugen Ltd. We were established as a corporation and have operated under the laws of the State of Israel since 1993. Our principal offices are located at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, and our telephone number is +972-3-765-8585. The principal offices of Compugen USA, Inc. (formerly known as Compugen, Inc.), our wholly-owned US subsidiary, are located at 560 S. Winchester Blvd., Suite 500, San Jose, California 95128, and its telephone number is (408) 236-7336. Our primary Internet address is www.cgen.com. None of the information on our website is incorporated by reference into this annual report.

Our initial business since 1994 was to develop and commercialize a computer hardware system and software applications to accelerate homology searches of biological sequences under the name "Bioccelerator". In 2003, we sold the Bioccelerator product line as part of a shift in the focus of our business.  We are now focused on further developing our discovery engines and using them to discover therapeutic and diagnostic product candidates.

Using the capabilities we previously developed for our computational tools, we started developing therapeutic and diagnostic product candidates in or about 1997, using the biology laboratory that we initially built to validate our computationally-generated predictions. With the use of our computational platforms, we have been able to discover novel genes and gene-based products, including novel transcripts and proteins.

We incorporated our wholly-owned US subsidiary, Compugen USA, Inc., in 1997.  Since that time, we have conducted most of our business development and commercial operations from the United States, primarily in New Jersey, California and Maryland. Our business development and commercial operations are now carried out primarily from our Tel Aviv offices.

In August 2000, we sold 5,000,000 of our ordinary shares in an initial public offering of our shares on the Nasdaq Global Market at $10.00 per share. In September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. In January 2002, we listed our shares for trading on the Tel Aviv Stock Exchange (TASE).

In 1999, we established a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we transferred this business to what is now a minority held affiliate in which we have approximately a 15% shareholding. For more information about this transaction and our holdings in Evogene, see Item 7, "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

In 1999, we also established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. On August 1, 2004, we transferred all of the assets and liabilities of this division to Keddem Bioscience, a wholly-owned subsidiary. This transfer was part of our continuing efforts to streamline our focus on our discovery engines and the discovery and development of novel therapeutic proteins and diagnostic biomarkers.

Since 2002, we have been focusing on the discovery of novel therapeutic proteins and peptides in addition to the discovery of diagnostic biomarkers. Therapeutic peptides and proteins are peptides and proteins that are themselves drugs and are usually administered by injection. Since peptides are typically short proteins, we refer collectively to such proteins and peptides as "therapeutic proteins". Diagnostic biomarkers indicate: the presence or absence of a physiological condition, such as a disease, a person's predisposition to either acquire a disease or to respond to a therapeutic treatment. We discover these therapeutic proteins and diagnostic biomarkers through the use of the intellectual property, scientific know-how and computational biology capabilities that we had developed since our inception. During 2003 and 2004 we expanded our biology laboratory by, among other things, expanding its floor space and adding new functions and equipment. During that time, we also recruited experts for the purpose of strengthening our protein expression, production, purification and analysis capabilities. We seek to commercialize the novel therapeutic protein and diagnostic biomarker candidates that we discover by entering into contracts with potential collaborators and licensees, including leading diagnostic, biotechnology and pharmaceutical companies. We intend for these revenues to be in the form of milestone and royalty payments.

__18__

In December 2005, we underwent a re-organization to concentrate on the discovery, validation and commercialization of our therapeutic and diagnostic biomarker product candidates and relevant research and discovery activities. As part of this re-organization we reduced the number of our employees by approximately 25%.

During 2006, we achieved proof of concept for a number of new technologies, all relating to the discovery of therapeutic and diagnostic product candidates. These include technologies for the detection of large-scale genetic variation that are relevant to the detection of disease predisposition and drug response predisposition and peptides that bind to GPCRs. GPCRs are membrane protein receptors that are involved in signal transduction of numerous physiologic processes.

Business Overview

We are a biotechnology discovery company focused on the discovery of therapeutic and diagnostic product candidates. Our predictive models and discovery engines enable us to discover numerous potential therapeutics and diagnostic biomarkers. This capability results from our pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine.  To date, our product discovery efforts and initial discovery engines have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. Our primary commercialization pathway for our therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies.

We focus on three principal research and development activities; therapeutics, diagnostic biomarkers and research and discovery. These activities are serviced and supported by our financial, legal and business development personnel.

Therapeutics Activities

Our therapeutics activities comprise the selection and validation of therapeutic protein and peptide product candidates that we discover in-house with the use of our predictive discovery engines. These activities include the in vitro and in vivo experimental validation of selected potential therapeutic protein candidates. In vitro and in vivo experiments are experiments outside the living body, performed in an artificial environment and experiments within a living body respectively. This validation is done both internally and by outsourcing to third party laboratories and includes protein production, purification and analysis, and in vitro and in vivo bioassays.

Once we identify therapeutic product candidates in silico, which means by computer, we select candidate molecules for validation in a biology laboratory. The molecules that we select for validation and further development, are those molecules that we believe are most likely to succeed, based on a set of criteria that we continually develop and use in our discovery process.

Currently, our most advanced therapeutic product candidates are based on our first discovery engine that focuses on novel splice variants of known, clinically-related protein drugs or drug targets. This engine is based on our long-term leadership in the area of alternative splicing. In using this discovery engine, we seek to benefit from the availability of relevant biological and medical information that in part relates to our novel splice variant. The current therapeutic candidates are of potential use in the treatment of various types of cancer, inflammatory diseases, and cardiovascular indications.

Our therapeutic product candidates also comprise eight GPCR peptide ligands that are of potential use in the treatment of cardiovascular and inflammatory disorders. We selected these from a larger group of ligands that we discovered with the use of a proprietary model of the peptidome, which is an in silico predicted database of human peptides. Peptides are formed through the cleavage of precursor proteins, and our proprietary peptidome is based on predicting cleavage sites in precursor proteins.

Our ability to seek partners for the ongoing development and commercialization of our therapeutic protein candidates will depend on those molecules' potential to become therapeutic proteins and on our ability to generate experimental data in support of that potential.

__19__

We believe that in 2006, we have demonstrated our ability to discover targets for therapeutic products candidates that are of interest for development and commercialization by leading companies in the therapeutics field. Our discovery engines together with our related technologies have already formed the basis for a discovery-based collaboration with Medarex novel for the discovery and development of monoclonal antibody-based therapeutics for oncology and autoimmune diseases.

Diagnostics Activities

The program consists of biomarker discovery at the DNA, RNA and protein levels for a variety of applications. Our diagnostic activities comprise of the selection and prioritizations of diagnostic product candidates that we discover in-house with the use of our predictive discovery engines. Experimental validation of each selected candidate biomarker is carried out using a robust quantitative RT-PCR protocol, sequencing methods and antibody and ELISA-based detection assays. To date, we have established discovery and licensing collaborations in the field of immunoassay diagnostic markers and NAT-based drug toxicity biomarkers and are seeking additional partnerships to develop and commercialize our discoveries in other areas, particularly nucleic-acid testing for cancer and genetic testing for disease predisposition, theranostic and pharmacogenomic applications.

Our discovery engines and related technologies are used to discover therapeutic product candidates and to discover DNA, RNA and proteins that we believe to be potential diagnostic biomarker product candidates. We first identify diagnostic product candidates in silico and then select for validation those molecules that we believe are most likely to succeed, based on a set of criteria that we developed.

There are three principal selection criteria that we apply to select for validation and further development of diagnostic product candidates that we identify in silico. These are:

●        Novelty and freedom to operate - we select molecules that we predict to be novel and have found to not be covered by third party patents or known patent applications.

●        Differentiation between disease and healthy conditions - we select molecules that we predict to be present in different quantities in diseased and healthy human tissues.

●        Biological characteristics - we select molecules that have biological features, which make them suitable for diagnostic detection. For example, in the case of immunoassay-based diagnostic biomarkers, we select molecules that are predicted to be secreted into the blood stream and therefore possibly detectable in blood.

We believe that in 2005 and 2006, we have demonstrated our ability to discover biomarker candidates, primarily for various cancers and cardiovascular diseases, that are of interest for further development and commercialization by leading companies in the field of immunoassay diagnostics. Our diagnostic discovery engines together with our related technologies have already formed the basis for a broad discovery-based collaborations with: Diagnostic Product Corporation, a division of Siemens Medical Solutions Diagnostics company; Ortho-Clinical Diagnostics, a Johnson & Johnson company and with Biosite Incorporated, for the development and commercialization of immunoassay diagnostic products and with Teva Pharmaceuticals Industries for the development of NAT-based drug toxicity biomarkers. For more information about these transactions, see the Section entitled "Our Selected Customers and Collaborators" in this Item 4.

We expect that during 2007 and 2008, together with our licensees and partners, we will continue to validate and develop products based on the first wave of discoveries from our immunoassay based diagnostic discovery engines. We also intend to continue our discovery activities, which are currently targeted at cancer and cardiovascular diseases, and we have already commenced to extend our efforts to other disease areas.

Our development activities with respect to nucleic acid diagnostics, which rely on slightly modified versions of our immunoassay discovery engines and our development activities with respect to our database of genetic variations, are approximately one and two years respectively behind our immunoassay based diagnostic development activities.

Research and Discovery Activities

Our research and discovery activities comprise of the discovery of therapeutic and diagnostic product candidates. These discoveries have all been made in silico. We intend for our research and discovery activities to continue to generate discoveries of therapeutic and diagnostic product candidates as well as create additional discovery engines and other platforms and technologies that will enable us to add to and improve upon our predictive biology capabilities.

__20__

Our ability to discover therapeutic candidates and diagnostic product candidates is enabled by our computational platforms, discovery engines and related technologies which we continue to develop. These platforms include our therapeutic proteins and peptides discovery engines, our diagnostic biomarkers discovery engines and our LEADS computational biology platform, our first major technology platform, which among other functions, analyzes and rearranges genomic and expressed sequence data.

In 2005 we began an analysis aimed at selecting new projects for the development of new platforms and technologies that would enable us to discover new types of therapeutic and diagnostic product candidates that we had not discovered to date. It is our current intention that, having attained proof of concept in 2006 for a number of new platforms and technologies, their further development and commercialization will be the subject of collaborations with pharmaceutical and/or biotechnology partners.

One such project is our structural genomic variations discovery project developed in 2006. This project comprises the generation of a what we believe is the largest database available today of non single nucleotide polymorphism (SNP), which are medium and large-scale genetic variations in the human genome. These variations may be studied in relation to a number of diseases and other physiological conditions, and are expected to facilitate drug response and disease predisposition studies with a higher degree of success than current SNP-only approaches.

Another project involves G-protein coupled receptors (also known as "GPCR"s), which are membrane protein receptors that are involved in signal transduction of numerous physiologic processes. There are approximately 370 GPCRs relevant for drug discovery and development and at least 40% of drugs in the market are thought to act on GPCRs. It is estimated that at least 40 novel endogenous GPCR peptide ligands have yet to be discovered. Our peptidome is a collection of thousands of novel human peptide sequences which are expected to correspond to natural peptides, and is based on predicting novel cleavage sites in precursor proteins. To date, using our proprietary engines for the discovery of novel peptides, we have identified eight novel peptides that activate GPCRs.

Other research projects include the identification of novel indications for known drugs, targets for monoclonal antibodies and protein intra-molecular interactions in the context of drug discovery.

Our Enabling Technologies

Discovery Engines

Our discovery engines are proprietary computational platforms which in part incorporate sophisticated search and analysis algorithms. Our discovery engines are designed to enable our researchers to identify proteins, peptides and transcripts that are suitable for the development of therapeutic and diagnostic product candidates. We use our discovery engines and related technologies in our internal therapeutic and diagnostics discovery efforts. By using these engines and related technologies, we intend to constantly feed our pipeline of discoveries with novel therapeutic and diagnostic product candidates.

Our approach to discovering novel product candidates can be applied to the discovery and selection of therapeutic protein and diagnostic product candidates, potential targets for small molecules, antibodies and other types of gene products with clinical value, such as DNA polymorphisms, which are changes in the DNA nucleotide base pair sequence.

Therapeutic Protein and Peptide Discovery Engines - Our therapeutic protein and peptide discovery engines are designed to identify proteins or peptides for which there is substantial evidence indicating a therapeutic utility. One such engine has enable us to select therapeutic protein product candidates based on their predicted biological properties such as the existence of a signal peptide, which is a biological signal on the protein directing it to be secreted out of the cell into biological fluid. Another engine enables us to identify hundreds of peptides that are likely to activate GPCRs. The input into our therapeutic candidates discovery engines is analyzed by proprietary software and automated processes. Its output is thereafter manually analyzed by our scientists and consulting experts to evaluate each molecule`s potential to become a therapeutic product candidate.

Diagnostic Biomarker Discovery Engines - Another example of our discovery engines is our series of diagnostic biomarker discovery engines. These engines identify novel DNA segments, transcripts and proteins, that are differentially expressed in specific tissues or pathological conditions, and which may therefore serve as biomarkers for diagnosis. Genes, transcripts and proteins that are involved in various diseases may be differentially expressed in such conditions. Our approach to identifying such genes, transcripts and proteins is to search in silico for, among other things, patterns of

__21__

differential expression, and then to attempt to verify these predictions by experimental methods in our biology laboratory.

Our diagnostic biomarker discovery engines consist of disease-driven biomarker engines and application-driven biomarker engines. The disease-driven biomarker engines identify DNA segments, transcripts and proteins that are expressed differently in disease situations, compared to the expression levels of such transcripts and proteins in normal physiological conditions. The diseases that these engines target are various cancers, autoimmune diseases and heart-related diseases. The application-driven biomarker engines identify transcripts and proteins that are characterized by selected features or their suitability for certain diagnostic applications. The nature of these biomarkers is that they are secreted forms of known biomarkers that can be found in serum, biomarkers that are membrane-bound which are suitable for in vivo imaging applications and biomarkers that can be used at the nucleic acid level, primarily in the field of cancer.

Our Approach to Research and Discovery

By incorporating ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine, we attempt to discover novel potential therapeutic and diagnostic product candidates. Over approximately the past decade, we have been developing technologies, including our discovery engines, which enable researchers to identify genes, transcripts, and proteins that can form the basis for the development of therapeutic and diagnostic products of interest. Our multidisciplinary discovery process combines sophisticated mathematical modeling with experimental "wet" biological validation in an iterative process that is designed to investigate biological phenomena and discover potentially valuable drug targets, therapeutic proteins and diagnostic biomarkers. We believe that our approach to drug and diagnostic discovery makes it possible for us to further discover novel therapeutic and diagnostic product candidates.

Our discovery cycle relies on an iterative process of predictive modeling followed by hypothesis-driven experimentation, yielding discoveries, which in turn, facilitate the improvement of the predictive models, thereby increasing the probability of making additional discoveries in the future. This process nurtures the continuing improvement and enhancement of our discovery engines and related technologies.

We believe that the mathematical modeling of significant biological phenomena will lead us to better research capabilities and to more efficient and effective discovery of potential therapeutic and diagnostic product candidates.

We believe that the understanding of one biological phenomenon that is derived from an understanding of other biological phenomena is made possible as life sciences transform and mature from largely observational to more predictive. We believe that a deeper understanding of biological phenomena is useful for drug discovery. Our belief is supported by discoveries of novel genes and gene-based therapeutic and diagnostic product candidates that we have already made and that have resulted from our modeling of biological phenomena. Below are five examples of biological phenomena that we have modeled:

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

●        RNA Editing - RNA editing is a biological phenomenon in which small nucleotide changes occur in RNA after its transcription from DNA. Although it has been known that RNA editing is an essential factor for mammalian development and although recent evidence has suggested that it may be a fairly common phenomenon, very few RNA editing sites had been actually discovered and it was generally believed to be impossible to systematically discover such sites with current experimental and computational procedures and tools. We developed and proved

__22__

●        systematic identification of adenosine to inosine (A to I) RNA editing sites in the human transcriptome, and increased the number of known A to I RNA editing sites from approximately 100 to 12,723. Our discovery was published in the August 2004 issue of Nature Biotechnology, Volume 22, No. 8.

●        Processed Pseudogenes - processed pseudogenes are naturally occurring copies of genes that were created through reverse transcription of mature spliced messenger RNAs, or mRNAs and then reinserted into the genome at a new location. These genomic sequences are generally considered "junk DNA". However, through analysis of thousands of such human pseudogenes with our predictive methodology, we were able to predict the existence of hundreds of novel transcript variants, a selected subset of which were then experimentally validated in our biology laboratories. Our discovery was published in the January 2006 edition of the Proceedings of the National Academy of Sciences (USA).

●        Cleavage sites - Peptides are cleaved from larger precursor proteins. We have developed technology that predicts novel cleavage sites in known proteins, and as a consequence, predicts novel peptides. This technology enables us to search for therapeutically interesting novel peptides, such as peptides that are ligands to G-protein coupled receptors (GPCRs).

Our Products and Commercial Offerings

Our therapeutic and diagnostic product candidates, that we offer for out-licensing, exclusively comprise our own discoveries. We believe that our unique approach to drug discovery makes it possible for us to identify novel therapeutic and diagnostic product candidates.

Our most commercially advanced product area is immunoassay diagnostics. We have signed agreements with three leading diagnostic companies, each of which have the right to develop and commercialize our diagnostic product candidates and in each of which our candidates are in different stages of development.

Other commercial offerings for which we have already signed agreements for development and commercialization are antibody-targets and biomarkers for the detection of drug toxicity in preclinical stages of the drug development process.

For more information about these transactions, see "Our Selected Customers and Collaborators."

We also seek to out-license and form joint development collaborations around drug candidates from our therapeutics program as they emerge with positive results. For candidates that will not be directly out-licensed, we expect to work together with collaborators during pre-clinical and early clinical stages, providing an exclusive license to the collaborator for further clinical development and commercialization. Current candidates for which collaborators are sought are:

●                   our therapeutic protein candidates comprising a truncated form of the c-Met receptor, a variant of the MCP1 protein and two peptide hormones deriving from the precursor of two natriuretic peptide hormones (atrial natriuretic peptide (ANP) and Urodilatin) - relevant to certain cancers, inflammatory diseases and cardiovascular diseases and renal indications respectively; and

●                   eight peptides that were shown to activate GPCRs known as MAS1 and MAS-related GPCRs, MRGX1 and MRGX2, as well as FPRL1 and two of the Relaxin family receptors, RXFP1 and RXFP2.

For our therapeutic product candidates, we expect to continue seeking collaborators for development and commercialization as we generate more experimental data in support of those candidates' potential to becoming viable therapeutic product candidates.

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

We offer our prospective collaborators a license to develop and commercialize our therapeutic and diagnostic product candidates. By collaborating with us, our prospective collaborators, primarily pharmaceutical, diagnostic and biotechnology companies, would be able to gain access to the advantages offered by use of our proprietary discovery engines and multidisciplinary team of experts. These collaborations are intended to yield novel putative genes and gene-based products,

__23__

including transcripts and proteins, to enable our collaborators and licensees to develop and commercialize therapeutic and diagnostic products based on our discoveries.

Our Selected Customers and Collaborators

We have to date already entered into agreements under which we out-licensed novel therapeutic and diagnostic product candidates. We intend to continue to focus on licensing-out our novel therapeutic and diagnostic product candidates, to pharmaceutical, biotechnology and diagnostics companies. In exchange for the commercializing our products, we seek to receive from these companies payment upon the successful completion of certain predetermined developmental stages and milestones, and royalties from the sales of the drugs and/or diagnostics applications. Under all of the agreements that we have entered to date, we are not subject to any obligation to actually attain developmental, commercialization or other milestones.

In March 2007 we announced our entry into an agreement with Biosite Incorporated (Biosite) for the development and commercialization of immunoassay diagnostic products. Entering into this agreement was an expansion of our immunoassay diagnostic collaboration with Biosite, which we entered into in June 2005. Our second agreement with Biosite expanded the number of potential diagnostic biomarkers that we made available to Biosite for selection. Furthermore, our existing collaboration was expanded to cover additional diagnostic fields such as cardiovascular and oncology. As with the initial agreement, we are entitled to receive milestone payments and royalties from the sale of any products emerging from the collaboration.

In January 2007, we announced our entry into a collaborative agreement with Medarex, Inc. to develop novel monoclonal antibody-based therapeutics for oncology and autoimmune diseases. Under the terms of the agreement, we will share with Medarex discovery, development and commercialization responsibilities on antibody-based therapeutics resulting from the collaboration, and share revenues generated from the sale of such therapeutic products. Under the collaboration, we expect to utilize our proprietary antibody-target discovery engine to identify novel drug targets. Medarex plans to develop fully human antibodies against these targets using its proprietary system for developing human antibodies. The collaboration also provides that we may independently pursue diagnostic applications involving certain antibodies and targets.

In January 2007, we also announced our entry into an agreement with Teva Pharmaceutical Industries to collaborate on a project for the discovery of biomarkers for the detection of drug toxicity in preclinical stages of the drug development process. The initial focus of the collaboration will be on biomarkers for the early detection of potential nephrotoxicity (being toxicity to kidney cells). We may jointly choose to expand the scope of the collaboration to include biomarkers for the detection of hepatotoxicity (being toxicity to liver cells) and/or cardiotoxicity (being toxicity to heart cells) in response to drug treatment. We have granted Teva a license to use the discovered markers for research and development activities while retaining commercialization rights for licensing to other companies, as well as rights for internal use. Under the collaboration, we expect to utilize our proprietary computational tools, discovery engines and nucleic acid testing technologies for the purpose of predicting and validating toxicity biomarkers. Our integrated analysis will incorporate data derived from biological samples collected by Teva in a preclinical study designed specifically for this project, as well as our proprietary expression and clinical data.

We currently coordinate a consortium funded by the European 6th Framework as part of a three year collaborative project, which commenced on January 1 2006. The grants the Company will receive from this project do not bear any repayment royalties. We enjoy the generic knowledge accumulated in the collaborative project and, as a coordinator of this project, receive the consortium funds from the European Commission and distribute those funds to the consortium members based on an agreement among the consortium members.

In June 2005, we announced our entry into a collaboration with Ortho-Clinical Diagnostics, Inc, a Johnson & Johnson company, or OCD , for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery engines. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers which we will then collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD. In exchange, we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We applied together with OCD for a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project. For more information about this grant, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses."

__24__

In June 2005, we also announced our entry into a collaboration with Biosite, for the development and commercialization of immunoassay based diagnostic products based on the output of our diagnostic discovery engines. Under the terms of this agreement, we granted to Biosite an exclusive license in the diagnostic field to use certain of our targets for immunoassay based diagnostic applications. In return for this grant, we are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration.

In August 2004, we entered into a broad pipeline discovery-based collaboration with Diagnostic Product Corporation, a division of Siemens Medical Solutions Diagnostics, (DPC), for the development and commercialization of certain diagnostic products based on the output of our diagnostic discovery engines. The terms of this agreement allow DPC to develop and commercialize immunoassay and nucleic-acid based diagnostic products that are based on candidate biomarkers that we already discovered, as well as additional candidates that may arise out of the collaboration. We are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration. In February 2006, we entered into an expansion agreement with DPC under which we agreed to collaborate in relation to up to an additional five diagnostic product candidates. The terms of the expansion agreement entitle DPC to acquire a license to candidates that Compugen validates using serum samples to be supplied by DPC, in consideration for an option and milestone payments that are in excess of the analogous payments under the original agreement.

Our Strategy

We seek to generate revenues from our collaborators and licensees with whom we contract to further develop and commercialize therapeutic and diagnostic products that are based on our discoveries. We intend to share in the revenues generated. In the case of licensing arrangements, we intend to share by way of receiving payments upon the successful completion of certain predetermined development stages, milestones, and royalties from the sales of the drugs or diagnostics products, which will be based on our discoveries. In the case of collaborations which include joint commercialization of products, we intend to receive a direct share of the revenues.

We also seek to generate revenues from our collaborators harnessing our research and discovery capabilities, including our discovery engines, for the purpose of their specific research and development programs. In cases where we provide our research and discovery capabilities for the purpose of our partners' specific programs, we intend to receive annual research fees as well as milestone payments upon the successful completion of certain predetermined development stages, as well as royalties from the sales of the therapeutic and diagnostics products, based on our discoveries.

We believe that we can commercialize discoveries that result from our in-house discovery programs or that result from collaboration discovery projects aimed at a given area of interest to our collaborators and/or their profile of requirements.

To date, we have commenced implementing this strategy by entering into a collaboration and license agreement with each of Diagnostic Products Corporation, Ortho-Clinical Diagnostics, Biosite, and Teva, for the development and commercialization of novel diagnostic products and with Medarex for the development and commercialization of novel therapeutic products.

Subsidiaries

Keddem Bioscience Ltd.

In 1999, we formed a chemistry division that focused on substantially increasing the predictability and success rates of small molecule drug discovery. On August 1, 2004, we turned this division into a wholly-owned subsidiary, Keddem Bioscience. For more information on Keddem Bioscience, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions. Keddem Bioscience Ltd.".

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

__25__

Keddem Bioscience`s method does not rely on protein structure information or high-throughput screening of very large compound libraries. Instead, Keddem Bioscience`s approach is based on the proposed creation of a comprehensive, yet relatively small set of approximately 70,000 carefully designed molecules and a set of algorithms. Keddem Bioscience intends to synthesize this set of molecules and then use it in a screening process, in which the activity of drug targets will be tested against the screening library molecules. Keddem Bioscience`s ability to implement its intention to synthesize a set of approximately 70,000 molecules will depend on the availability to it of all the necessary resources, including funding. The design of Keddem Bioscience`s set of molecules is aimed at obtaining information that, when analyzed by its proprietary algorithms, will provide accurate and comprehensive three-dimensional information about a drug target`s active site. Keddem Bioscience believes that this information can then be used to design a variety of potent inhibitors satisfying desired drug-like properties. Keddem Bioscience`s approach is unique in that it is designed to generate information relating to a protein`s active sites, sufficient to enable the design of small molecules drug candidates.

Keddem Bioscience has been experiencing operating losses since its incorporation and has accumulated a deficit of approximately $2,917,000 at December 31, 2006. Keddem Bioscience's ability to continue, as a going concern in the next year is dependent on its ability to raise additional funding until the stage at which its operations may become profitable.

Evogene Ltd.

In 1999, we formed a division focusing on agricultural biotechnology and plant genomics. On January 1, 2002, we converted  this division into a majority-owned subsidiary, Evogene Ltd.

In February, 2006, Evogene entered into an equity investment agreement with certain investors for $7,000,000, of which approximately $2,000,000 was originally received as a bridge loan in January 2005. We did not participate in the investment in Evogene under this financing round. Under the equity investment agreement, the investors agreed to convert all outstanding loans into equity. Following the entering into that equity investment agreement, irrevocable proxies that we previously granted to certain investors in Evogene with respect to approximately 50% of our holding in Evogene, empowering them to vote in a manner determined in their discretion, ceased to be of force and effect. As a result, as of February 28, 2007, we had the power to vote 15.01% of Evogene's share capital. For more information on our holdings in Evogene, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd."

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

Sales, Marketing and Business Development

Since our incorporation in 1993, we devoted most of our capital and human resources to research and development of our technologies, discoveries, products and services. Since 2003 we moved away from commercializing our software tools and software products and began concentrating our efforts on our in-house discovery activities and commercializing those discoveries. In connection with this shift in strategy, we reduced the number of our marketing, sales and business development staff from 19 employees in 2002 to five employees by the end of 2006.

The approximate geographical breakdown of our revenues for the year ended December 31, 2006 was 7% in North America and 93% in Europe. The approximate geographical breakdown of our revenues for the year ended December 31, 2005 was 65% in North America, 34% in Europe and less than one percent in other countries. The approximate geographical breakdown of our revenues for the year ended December 31, 2004 was 40% in North America, 48% in Europe, 10% in the Far East and 2% in other countries.

In the United States, we had business development presence in Rockville, Maryland and until March 2007 in San Jose, California.

Raw Materials

We use a large range of raw materials in our research. For our research and discovery activities, we use bioinformatics

__26__

databases such as databases of ESTs, which are short nucleotide sequences that code for the expression of partial mRNA, databases on DNA sequences gene expression databases, including from microarrays, databases which link proteins to diseases, protein interaction pathway databases and databases that match drugs with their respective targets. We also use a large range of biological reagents such as cell growth media, enzymes, antibodies and chromatographic resins for our therapeutics validation activities and a range of biological reagents such as human tissue samples, cell lines and certain enzymes for our diagnostic validation activities. These raw materials are either freely available or easily available to us or to our customers at reasonable prices.

We rely on the quality and integrity of the raw materials that we use. We have encountered circumstances in which tissue samples that we acquired were found to be of poor quality. Such circumstances may delay and even interfere with our discovery and development efforts.

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets, the copyrights subsisting in our software and related documentation and in our patents and patent applications. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets and otherwise protect our intellectual property.

We seek patent protection for inventions that relate to our therapeutic and diagnostic potential product candidates as well as certain components of our technology platforms. We currently have eight registered patents of which 7are registered in the United States and 1 is registered in Australia. We also have 97 pending patent applications, which include 34 patent applications that have been filed in the United States and 8 eight applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We intend to continue to apply for patent protection for our therapeutic and diagnostic inventions, including for related inventions such as antibodies and peptides.

We also seek protection for our proprietary know-how and trade secrets that are not protectable or protected by patents, by way of safeguarding them against unauthorized disclosure. This is done through the extensive use of confidentiality agreements and assignment agreements with our employees, consultants and third parties as well as by technological means. We use license agreements both to access third party technologies and to grant licenses to third parties to exploit our intellectual property rights.

Competition

The biotechnology and pharmaceutical industries are highly competitive. Numerous entities in the United States and elsewhere compete with our efforts to make discoveries and commercialize them. Our competitors include pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and governmental and other publicly funded agencies.

We face, and expect to continue to face, competition from entities that discover and develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. In respect of our diagnostic product candidates, we potentially face competition from any company to the extent that it discovers or develops diagnostic products, and especially, if its products are aimed at diagnosing cancers and cardiovascular diseases as well as toxicity biomarkers.  These companies include companies such as Roche, Abbott and Bayer as well as Corixa Corporation, diaDexus, Inc., and Celera Diagnostics. In respect of our therapeutic product candidates, our potential competitors comprise companies that develop or commercialize therapeutic protein or peptides such as Amgen, Inc., Wyeth Pharmaceuticals, Inc., Genentech, Inc., Xencor, Inc. and Zymogenetics, Inc.

Our discovery program depends, in large part, on our discovery engines and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs, proteins and peptides. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our discovery engines, provide us with a competitive advantage in the field of predicting gene based products, and occasionally gain some information on their biological importance. We believe that this advantage is made possible by the incorporation of ideas and methods from mathematics and computer science into biology, and by the modeling of significant biological phenomena and the resultant better research capabilities that we developed. Nevertheless, we may lose this advantage if our existing or future competitors make scientific and technological progress. In addition, we may discover and pursue the development of therapeutic or diagnostic

__27__

product candidates that could conflict with our collaborators` discovery and development plans, including licensees or collaborators to whom we granted in the past a license to use our computational platforms. The prospect of such a conflict arising is particularly pertinent in relation to those collaborators and licensees that received from us a license to use our LEADS computational platform to analyze raw data which is the same or similar to the raw data that we may analyze through LEADS.

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

Regulation of Use of Human Tissue

We need to access and use various human or other organisms` tissue samples for the purpose of development and or validation of some of our products. Our access and use of these samples is subject to government regulation, in the US, Israel and elsewhere and may become subject to further regulation. US and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples. To our knowledge, we substantially comply with these regulatory requirements.

Regulation of Products Developed with the Support of Research and Development Grants

For a discussion of regulations governing products developed with research and development grants from the Government of Israel, see "Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses; Israeli Government Research and Development Programs."

Organizational Structure

We are the parent of two wholly-owned subsidiaries, Compugen USA, Inc., which is a Delaware corporation with its principal place of business in California, and Keddem Bioscience Ltd., which is an Israeli company with its principal place of business in Ashqelon, Israel.

As of February 28, 2007, we also held and had the power to vote approximately 15.01% of the outstanding share capital of Evogene Ltd.. For more information on Evogene, see Item 7. "Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd." Evogene is not consolidated into our consolidated financial statements for the year 2006. For an explanation of our reason for not consolidating Evogene into our financial statement, see Item 5. "Operating And Financial Review And Prospects;" "Critical Accounting Policies;" "Investment in Evogene Ltd." Evogene was formed under the laws of the State of Israel and has its principal place of business in Rehovot, Israel.

Property, Plant and Equipment

We lease an aggregate of approximately 28,200 square feet of office and biology laboratory facilities in Tel Aviv, Israel. The leases in Tel Aviv expire in December 2009. Since February 28, 2006, we sublease approximately 3,800 square feet of this space to another entity.

Keddem Bioscience leases approximately 7,750 square feet of office and biology laboratory facilities in Ashqelon, Israel. The lease in Ashqelon expires on August 31, 2011, and Keddem Bioscience is entitled to terminate it effective on every anniversary of the lease.

In addition, Compugen USA leases approximately 406 square feet of office space in San Jose, California which expires on May 30, 2007. Compugen USA had also leased approximately 145 square feet in Rockville, Maryland which lease expired in January 2006.

__28__

We believe that the facilities that we currently lease are sufficient for approximately the next 12 months.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

__29__

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with US GAAP for the years ended December 31, 2006, 2005 and 2004 respectively, and with any other selected financial data included elsewhere in this annual report.

Background

We are a biotechnology discovery company focused on the discovery of therapeutic and diagnostic product candidates. Our powerful predictive models and discovery engines enable us to discover numerous potential therapeutics and diagnostic biomarkers. This capability results from our decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine.  To date, product discovery efforts and our initial discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. Our primary commercialization pathway for our therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies.

Approximately 3 years ago, we shifted our business focus to our current business model. Our primary focus was to use our intellectual property, scientific know-how and computational biology capabilities to develop, market and sell to third parties life science software products and services. We use those assets and capabilities in our current business.

We carry out three principal activities with a focus on the discovery, validation and commercialization of our therapeutic and diagnostic biomarker product candidates. These three activities consist of a therapeutics, diagnostic biomarkers, and research and discovery activities.

We develop technological platforms, discovery engines and other related technologies that better enable us to discover and analyze genes and gene-based products, including transcripts and proteins. These technologies include our discovery engines, such as our therapeutic protein discovery engine and our diagnostic biomarkers discovery engines.

Our discovery engines are proprietary technologies that are designed to enable our researchers to identify proteins and transcripts that are suitable for the development of therapeutic and/or diagnostic product candidates. Our discovery engines extend the capabilities of our LEADS platform by incorporating sophisticated search and analysis algorithms to select the most promising therapeutic proteins and diagnostic biomarkers in a specific category or area of interest, from the many proteins identified by our technologies. The LEADS computational biology platform is our first major technology platform, which among other functions, analyzes and rearranges genomic and expressed sequence data.

By using these discovery engines and related technologies, we have discovered novel molecules that may be suitable for developing therapeutic and diagnostic product candidates. Based on our belief in the capabilities of our discovery engines and related technologies, it is our intention to continue our efforts in the identification of additional therapeutic and diagnostic biomarkers product candidates. We have an early stage in-house project for the discovery and early stage development of selected potential therapeutic and diagnostic product candidates . Going forward, we plan to continually develop and enhance our internal capabilities of discovering therapeutic and diagnostics product candidates. We intend to continue to pursue licensing arrangements and collaboration agreements with leading biotechnology, diagnostic and pharmaceutical companies, for the development and commercialization of product candidates that we discover through the use of our discovery engines and related technologies.

__30__

OPERATING RESULTS

Overview

We have incurred losses and our revenues are likely to decrease in the next few years.

Since our inception, we have incurred significant losses and, as of December 31, 2006, we had an accumulated deficit of $107.9 million (not including approximately $24.9 million in accumulated deficit attributable to the conversion of preferred shares upon the closing of our initial public offering). We expect to continue to incur net losses in the forseeable future.

Prior to 2004, our primary business was to develop and sell hardware and software platforms, tools and databases, in which we incorporated certain aspects of our understandings and/or discoveries and made them available to our customers. For example, in 2004, our revenues were primarily attributable to the commercialization of our LEADS platform, Genecarta and OligoLibraries. We no longer pursue the commercialization of these products.

We have already and now intend to continue to commercialize our therapeutic and diagnostic product candidates. We identify these candidates by applying our intellectual property, scientific know-how and computational biology capabilities, including our discovery engines. To date, our discoveries have formed the basis of our collaborations with Diagnostic Products Corporation, a division of Siemens Medical Solutions Diagnostics, Ortho-Clinical Diagnostics, a Johnson & Johnson company, Biosite Incorporated, Medarex Inc., and Teva Pharmaceutical Industries. We continue to evaluate various opportunities for additional collaborations. We intend to continue to focus on the licensing out of our novel therapeutic and diagnostic product candidates. We intend that such licensing-out arrangements will be with pharmaceutical, biotechnology and diagnostics companies, which will develop and commercialize therapeutic or diagnostic products based on our discoveries and that we will receive milestone payments upon the successful completion of predetermined developmental stages and royalties from the sales of the therapeutic or diagnostics products

We believe that the greatest long term and sustainable financial potential for us lies in our ability to continually evolve and further develop our powerful predictive models and discovery engines, which  enable us to discover and commercialize numerous potential therapeutics and diagnostic biomarkers and the commercialization of specific therapeutic and diagnostic biomarker product candidates.

Since we shifted our focus away from commercializing our computationally-based products to the discovery of therapeutic and diagnostic product candidates, our revenues have decreased. Our revenues decreased by approximately 67% in 2006 compared to our 2005 and by approximately 75% in 2005, compared to 2004 and by approximately 61% in 2004 compared to 2003.

Our net research and development expenses are expected to account for more than 50% of our total operating expenses.

Our net research and development expenses are expected to be our major operating expense in 2007, accounting for more than 50% of our total 2007 operating expenses. Our research and development expenses have always comprised a significant portion of our expenses. In 2004 and 2005, we increased the resources allocated to research and development in order to advance our internal therapeutic and diagnostic biomarkers pipeline. In 2006, as a result of our December 2005 re-organization, our operating expenses and research and development expenses decreased. These expenses continued to be, and we expect will continue to be, our largest operating expense.

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

__31__

Compensation expenses attributed to option grants.

We recorded compensation expenses of approximately $755,000 in 2004, and approximately $378,000 in 2005, and approximately $1.9 million in 2006 in connection with the grant of share options. These expenses are mostly attributable to options that we granted to our employees and directors and to those of our consultants to whom we granted stock options at the higher of the fair market value known on the date of grant or the average of our share price during the thirty trading days preceding the date of grant. These amounts are amortized over the vesting periods of the individual share options. Based on options granted through December 31 2006 and on our ordinary share price on that date, we estimate that our future amortization of compensation expenses will be approximately $1.5 million in 2007 and approximately $1.3 million in 2008. Since January 2006, new accounting standard SFAS 123R applies. Standard SFAS 123R determines the accounting treatment for share-based compensation to employees. The above future amortization of compensation expense estimates for 2007 and 2008 reflect the application of this standard. These estimates are subject to the amount of granted options at any given point in time. Our current policy is to grant options at the higher of the fair market value known on the date of grant or the average of our share price during the thirty trading days preceding the date of grant.

Impact of Inflation and a Devaluation of the Dollar against the New Israel Shekel

We hold most of our cash, cash equivalents deposits and marketable securities in US dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israel Shekels. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israel Shekels. To date, our business has not been materially adversely affected by changes in the Israeli rate of inflation or the exchange rates of the NIS compared to the US dollar.

Critical Accounting Policies

The preparation of our consolidated financial statements and other financial information appearing in this annual report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to revenues,  contingencies, and investment in affiliates.

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management`s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

During 2004, 2005 and 2006 we generated most of our revenues from license fees related to the commercialization of our software products. We also generated revenues from the sale of services, including from the provision of maintenance, support, customization, training and installation services, and also from the sale of products (such as our OligoLibraries products).

We recognize software license revenues in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the "Residual Method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable.

Maintenance and support revenues included in these arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and professional services) is determined based on the price charged for the undelivered element when sold separately or based on renewal rate.

We license products on either a perpetual or on a term basis. License revenues arising from the sale of perpetual licenses and term licenses for a period longer than one year are recognized in the accounting period during which the sale took place.

__32__

License revenue arising from a term license for a period of one year or less is recognized over the contractual term of the license.

Revenues from software license fees that involve customization of the our software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

During 2004, revenues from sales of products (OligoLibraries) were recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition in Financial Statements", and EITF No. 99-19 "Reporting gross revenues as a principal vs. net as an agent", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Investment in Evogene Ltd.

The investment in Evogene is accounted for in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Through February 2006, time when Evogene completed a major finance round we accounted for the investment under the equity method. The finance round resulted in our holdings being diluted to below 20% of Evogene's outstanding stock. As such, from the date of the financing round, we can not exercise significant influence over operating and financial policies of Evogene and the carrying amount of the investment is currently accounted for under the Cost method. Under the Cost method, we do not adjust the carrying amount of the investment to recognize our share of the earnings or losses of Evogene.

__33__

Results of Operations

Selected Financial Data

The following discussion and analysis is based on and should be read in connection with our audited consolidated financial statements, including the related notes, contained in "Item 18 - Financial Statements" and the other financial information appearing elsewhere in this annual report.

	Year ended December 31
	2002	2003	2004	2005	2006
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$ 9,262	$ 6,776	$ 2,630	$ 646	$ 215

Cost of revenues	2,819	2,275	1,100	148	6
Research and development expenses	14,170	13,306	12,318	12,725	11,561
Less - governmental and other grants	(1,835)	(2,050)	(1,397)	(2,254)	(1,751)
Research and development expenses, net	12,335	11,256	10,921	10,471	9,810
Selling and marketing expenses	5,538	3,811	2,446	1,772	1,719
General and administrative expenses	3,614	3,650	3,740	3,133	2,673
Total operating expenses *	24,306	20,992	18,207	15,524	14,208
Operating loss	(15,044)	(14,216)	(15,577)	(14,878)	(13,993)
Financial and other income, net	2,840	2,774	1,855	900	973
Net loss	$ (12,204)	$ (11,442)	$ (13,722)	$ (13,978)	$ (13,020)

Basic and diluted net loss per ordinary share	$ (0.47)	$ (0.43)	$ (0.50)	$ (0.50)	$ (0.47)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	26,103,343	26,409,180	27,473,341	27,774,535	27,985,957

__34__

	As of December 31,
	2002	2003	2004	2005	2006
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term deposits, marketable securities and cash held in favor of consortium partners	$48,402	$16,707	$20,574	$31,821	$25,403
Long-term deposits and marketable securities	18,940	43,803	27,854	4,983	1,000
Trade receivables	4,601	1,456	1,545	676	856
Inventory	111	-	-	-	-
Total assets	77,257	67,526	55,353	42,106	30,856
Accumulated deficit	(80,592)	(92,034)	(105,756)	(119,734)	(132,754)
Total shareholders' equity	68,881	59,808	49,566	36,248	25,738

(*) Includes deferred stock compensation - see Note  11 of our 2006 consolidated financial statements.

Years Ended December 31, 2006 and 2005

Revenues. We have been shifting our business model away from the sale of our software products in order to concentrate on identifying therapeutic and diagnostic candidates.  As a result, revenues decreased by 67% to approximately $215,000 in 2006 from approximately $646,000 in 2005. The decrease in revenues was anticipated and primarily due to decreased sales of LEADS and related products. The decrease in the sales of these products is attributable to the shift away from commercializing our computational products. We have ceased commercializing these products. Revenues from Novartis represented 93% of our revenues in 2006. Our agreement with Novartis expired in 2006.

Cost of Revenues. Cost of revenues decreased by 96% to approximately $6,000 for 2006 from approximately $148,000 for 2005. This decrease was primarily due to our cessation of commercializing our legacy products and the fact that we have not yet generated any revenues from product candidates.

Research and Development Expenses, Net. Research and development expenses, net decreased by 6%, to approximately $9.8 million for 2006 from approximately $10.5 million for 2005. The decrease in our research and development expenses, net, was primarily due to both a reduction in the number of our personnel and related expenses which followed the re-organization that we underwent in December 2005, and a decrease in governmental and other research and development grants that we received. Had we not adopted SFAS 123(R), which resulted in an increase of approximately $1.4 million of deferred stock compensation in 2006 compared to 2005, the decrease in research and development expenses would have been higher.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 3% to approximately $1.7 million for 2006 from approximately $1.8 million for 2005. This decrease was due to a reduction in the number of our personnel and related expenses. Had we not adopted SFAS 123(R), which resulted in an increase of approximately $269,000 of deferred stock compensation in 2006 compared to 2005, the decrease in selling and marketing expenses would have been higher. Selling and marketing expenses, as a percentage of revenues, increased from 274% in 2005 to 800% in 2006.

General and Administrative Expenses. General and administrative expenses decreased by 15% to approximately $2.7 million for 2006 from approximately $3.1 million for 2005. This decrease was primarily due to a reduction in the number of our personnel and related expenses as a result of the re-organization that we underwent in December 2005.

Financial Income, Net. Financial income, net, increased by 30% to approximately $884,000 for 2006 from approximately $682,000 million for 2005. This increase was attributable mainly to higher interest rates we received on deposits and marketable securities.

__35__

Years Ended December 31, 2005 and 2004

Revenues. Revenues decreased by 75% to approximately $646,000 in 2005 from approximately $2.6 million in 2004. The decrease in revenues was primarily due to decreased sales of LEADS and Oligolibraries. Revenues from Novartis and Abbott represented 98% of our revenues in 2005. Our agreement with Abbott expired in 2005.

Cost of Revenues. Cost of revenues decreased by 87% to approximately $148,000 for 2005 from approximately $1.1 million for 2004. This decrease was primarily due to decreased costs related to the sale of our OligoLibraries and LEADS products.

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

Years Ended December 31, 2004 and 2003

Revenues. Revenues decreased by 61% to approximately $2.6 million in 2004 from approximately $6.8 million in 2003. The decrease in revenues was primarily due to decreased sales of LEADS, Genecarta, and Oligolibraries.. Revenues from Novartis and Sigma-Genosys represented 61% of our revenues in 2004. Our agreement with Sigma-Genosys terminated in 2004.

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

__36__

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Until January 2007, Israeli companies were generally subject to income tax at the corporate tax rate of 31%, and since January 2007, this was reduced to 29%, and is expected to be further reduced to 27% in 2008 to 26% in 2009 and to 25% in 2010 and thereafter. However, several investment programs at our facility in Tel Aviv have been granted Approved Enterprise status under which we are eligible for a reduced rate of corporate tax under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our profits that may be derived from the approved enterprise programs will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income from the applicable Approved Enterprise. The portion of our profits that may be derived from our approved enterprise programs will be subject, for an additional period of five or eight years, to reduced corporate tax rates of between 10% and 25%. The tax rate within the range of 10% and 25% that may actually become payable is a function of the percentage of non-Israeli investors holding our ordinary shares. These reduced corporate tax rates will cease to apply upon the expiry of the earlier of twelve years from the time at which we attain a prescribed level of investment in our approved enterprise (known as "commencement of production") or 14 years from the date on which we received approval for an Approved Enterprise. The period of tax benefits with respect to our approved enterprise programs has not yet commenced, because we have not yet generated any taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period of time after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the US federal tax rate for any income that our US subsidiary may generate. There can be no assurance that such tax benefits will continue in the future at their current levels, if at all.

As of December 31, 2006, we had not generated any taxable income. As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $83.5 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against certain future taxable income.

At December 31, 2006, the net operating loss carry-forwards of our US subsidiary for US tax purposes amounted to approximately $15 million. These losses are available to offset any future US taxable income of our US subsidiary and will expire between the years 2012 and 2024.

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

LIQUIDITY AND CAPITAL RESOURCES

In 2006, as in 2005 and, 2004, our sources of cash came from

●                   Our IPO which took place in August 2000

●                   Revenues generated from sales

●                   Governmental and other sources of grants

●                   The exercise of employee stock options

●                   Financing income.

We used these funds primarily to finance our business operations.

__37__

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

In August 2000, we sold 5,000,000 of our ordinary shares in the initial public offering of our shares on the Nasdaq Global Market, and in September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. Our aggregate proceeds from these sales were $57.5 million ($51.1 million net of issuance expenses). All outstanding preferred shares were converted into ordinary shares upon the closing of the initial public offering.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $12.2 million in 2004, approximately $11.1 million in 2005 and approximately $9.9 million in 2006. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. The sources of the cash that we used in our activities through 2006 was the cash we had in the bank, revenues,  governmental and other grants that we received, the receipts from the exercise of employee stock options, and financing income. We expect that our sources of cash for 2007 will be similar. Our subsidiaries are not restricted from transferring funds to Compugen, although we do not expect any cash to flow in from them.

Net Cash Provided By Investing Activities

Net cash used in investing activities consists of proceeds from redemption of marketable securities, net of purchases of property and equipment, plus investment grants relating to fixed assets. Net cash generated by investing activities was approximately $5.9 million in 2004, approximately $15.1 million in 2005 and approximately $7.0 million in 2006. The decrease in net cash provided by investing activities in 2006 was mainly attributable to  the investing activities in bank deposit and marketable securities.

Net Cash Provided by Financing Activities

Our net cash provided by financing activities was approximately $2.7 in 2004, approximately $178,000 in 2005 and approximately $665,000 in 2006. The principal sources of cash provided by financing activities in 2006 were  proceeds that we received from the issuance of ordinary shares as result of the exercise of stock options by employees.

Net Liquidity

Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term and long-term deposits and marketable securities. As of December 31, 2006, we had cash and cash equivalents, , and short-term deposits and marketable securities of approximately $25.4 million, and long-term deposits and marketable deposits of approximately $1 million. We believe that our existing cash and cash equivalents, short-term and long-term deposits and short-term and long-term marketable securities will be sufficient to fund our operations for at least the next two years. However, we expect that we will need additional financing in the future to fund our activities.

As of December 31, 2006, Keddem Bioscience had cash and cash equivalents and short-term deposits of approximately $301,000.We believe that Keddem Bioscience`s existing cash and cash equivalents will be sufficient to fund its operations for less than one year. In both 2005 and 2006, Keddem Bioscience`s external auditors raised substantial doubts on Keddem Bioscience`s ability to continue as a going concern.

__38__

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses, net, were our major operating expenses, representing more than 50% of the total operating expenses for each of , 2004, 2005 and 2006. Our research and development expenses, net, were approximately $9.8 million in 2006, compared with approximately $10.5 million in 2005 and approximately $10.9 million in 2004. As of December 31, 2006,  58 of our employees were engaged in research and development on a full-time basis. This represents approximately 72% of our entire work force.

Consistent with our shift in focus away from selling our computational and software products, we now focus our research and development efforts on the development of our discovery engines and related technologies, and of our therapeutic proteins and diagnostic biomarker product candidates. We expect that in 2007 our research and development expenses net will continue to be our major operating expense, representing more than 50% of our total operating expenses.

We believe that our future success will depend, in large, on our ability to continue to expand our inventory of promising potential therapeutic proteins and diagnostic biomarkers, which we intend to discover through the use of our discovery engines and related technologies and validate in our and third parties` respective molecular biology laboratories.

Research and Development Grants

We participate in programs offered by the Office of the Chief Scientist under the Industry and Trade Ministry of Israel ("OCS") that supports research and development activities, by the Israel-U.S. Bi-national Industrial Research and Development Foundation ("BIRD") and by the European Community, under the European Union`s 6th Framework Program. We received grants and other forms of consideration from the OCS of approximately $1.4 million in 2004 and from the OCS and BIRD of approximately $2.3 million in 2005 and grants and other forms of consideration from the OCS, BIRD and European Union of approximately $1.8 million in 2006. We have applied for additional grants from the Office of the Chief Scientist for research, technological development and demonstration activities in 2007.

The Office of the Chief Scientist

We received grants from the OCS for several projects. Under the terms of these grants, we will be required to pay royalties ranging between 3% to 5% of the net sales of products developed from the OCS-funded projects, beginning with the commencement of sales of such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). The royalty rate varies depending on the amount of years that lapse between receipt of the grant and its repayment by us. As of December 31, 2006, our contingent accrued obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $4 million payable out of future net sales of products that were developed under OCS -funded projects.

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

__39__

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

As of December 31, 2006, our contingent accrued obligation for royalties, based on royalty-bearing BIRD grant, totaled approximately $460,000 payable out of future net sales of products that were developed under BIRD funded project.

The European Union`s 6th Framework Program

In 2005 we joined two research consortia under the European Union's 6th Framework Program, which is a program based on the Treaty establishing the European Union, with the aim of promoting research and technology among the European Community members.

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

TREND INFORMATION

Trend towards consolidation

There is a trend towards consolidation in the pharmaceutical diagnostic and biotechnology industries, which may negatively affect our ability to enter into agreements. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having greater financial resources and technological capabilities. This trend towards consolidation in the pharmaceutical diagnostic and biotechnology industries may also result in there being fewer customers for our products and services. Also, if one of the consolidating companies already uses the technologies or services of our competitors, we may lose existing customers as a result of such consolidation.

__40__

Trend towards making genomic data and related software publicly available

Large amounts of genomic bioinformatic data are increasingly becoming available to the general public.. Following the publication of the first draft of the human genome, there has been an increase in public efforts to develop analysis tools for understanding genomic, functional genomic and proteomic data. These efforts have already resulted and may further result in the future in the development of products, which are competitive to ours and that are available free of charge. Such developments could require us to lower our prices, could cause some of our products to be less commercially viable or to be obsolete, or could assist third parties to discover genes or proteins that are of interest to us.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2006, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years
Operating Lease Obligations	$1,634	$564	$1,070	$0
Accrued Severance Pay Reflected on our Balance Sheet	1,483	0	0	1,483
Other Long-Term Liabilities Reflected on our Balance Sheet	60	0	40	20
Total	3,177	564	1,110	1,503

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

__41__

The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of March 1, 2007.

Name	Age	Positions
Martin S. Gerstel	65	Chairman of the Board of Directors
Alex Kotzer	60	President, Chief Executive Officer, President and Director
Orna Berry, Ph.D	57	Director
David Schlachet	61	Director
Ruben Krupik[1]	55	Director
Nurit Benjamini	40	Chief Financial Officer
Eli Zangvil, MD	43	Vice President, Business Development
Anat Cohen Dayag, Ph.D	40	Vice President, Diagnostic Biomarkers and Therapeutic Targets
Yossi Cohen, M.D.	35	Vice President, Research and Development

1 Ruben Krupik resigned from our board of directors effective as of April 15, 2006

Martin S. Gerstel has served as our chairman since August 1997. Prior to 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation , which he helped found in 1968. Mr. Gerstel is also the Chairman of Evogene Ltd. and Keddem Bioscience Ltd., co-founder and co-chairman of Itamar Medical, and serves as a director of Yissum Ltd., Yeda Ltd. and the Foundation for the US Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-US Bi-national Industrial Research and Development (BIRD) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

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

Orna Berry, Ph.D joined our board of directors as an outside director in June 2001. She is a Venture Partner at Gemini Israel Funds, and the Chairperson  of the IVA, Israel Venture Association, Prime Sense, Inc. and Adamind Ltd. From 1997 through 2000, she was the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. Dr. Berry was the co-founder of ORNET Data Communication Technologies Ltd. She served as the Chief Scientist of Fibronics International Inc and as a senior research engineer in several companies, including IBM and UNISYS.  Dr. Berry received her Ph.D. in computer science from the University of Southern California and her M.A. and B.A. degrees in statistics and mathematics from Tel Aviv and Haifa Universities in Israel, respectively. Dr. Berry serves as an outside director on our board of directors for a fixed term, which expires in June 2007.

David Schlachet joined our board of directors as an outside director in June 2001. Since 2005 he serves as the CEO of Syneron Medical Ltd. (Nasdaq: Elos). He also serves on the Boards of Directors of the following companies: Taya Investment Company Ltd., United Studios Ltd., Pharmos Ltd., Edgar Development and Investment Ltd., and LanOptics

__42__

Nasdaq:LNOP. From 2000 and until 2004, he was a managing partner of BioCom Management and Investment (2002) Ltd, which serves as the managing company of BioCom venture capital fund, focused on life sciences. From 1997 to January 2000, he was Chairman of the Board of Directors of Elite Industries Ltd. From 1996 to January 2000, Mr. Schlachet served as Vice President of the Strauss Group of companies. Mr. Schlachet holds a B.Sc. in chemical engineering from the Technion, Israel Institute of Technology and an MBA from the Tel Aviv University, Israel. Mr. Schlachet serves as an outside director on our board of directors for a fixed term, which expires in June 2007.

Ruben Krupik joined our board of directors in 2003 and ceased being a director of our company effective as of April 15, 2007. Mr. Krupik serves as the President and CEO of Arte Venture Group Ltd., which provides a framework of business development, investments and management for various large investment entities in Israel. Mr. Krupik serves as the CEO of Clal Biotechnology Industries. Concurrently, Ruben serves as the general manager of Biomedical Investments, the active chairman of a number of Israeli high-tech companies, such as GamidaCell, D-Pharm, CureTech and Mediwound. From 1991 to 2000 Mr. Krupik held a number of positions, including the President and CEO of RDC (Rafael Development Corporation Ltd.). Prior to that, Mr. Krupik held a number of senior management positions at Tadiran Communications Group. Mr. Krupik holds an LL.B. in law from the Tel Aviv University and a BA in Economics and Political Science from the Hebrew University, Israel.

Nurit Benjamini joined us in 2000 bringing over ten years of experience in the Israeli and international economic field. Prior to joining us, Ms. Benjamini served as CFO of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini was CFO at Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an MBA in Finance, both from Bar Ilan University, Israel.

Anat Cohen-Dayag, Ph.D. joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers and assumed her current position, Vice President Biomarkers and Therapeutic Targets, in January 2007. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems, Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenic. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.S. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

Yossi Cohen, M.D. joined Compugen in 2001, holding several senior research and development positions until 2005 at which time he was appointed as Compugen's Vice President, Research and Discovery, and until he assumed his current position, Vice President Research and Development, in January 2007. Dr. Cohen's diverse prior experience includes serving as a physician in the Israel Defense Forces and holding various software development positions in the Israeli hi-tech industry. Dr. Cohen has a B.S. in Electrical and Electronics Engineering from the Tel-Aviv University, Israel, and an M.S. in Neurobiology and an M.D., both from the Hebrew University, Israel.

Eli Zangvil, M.D. joined Compugen in November 2006 as Vice President Business Development. He previously served as Chief Operating Officer of UltraShape headquartered in Tel-Aviv., Israel, and prior to that was Head of Medical Services of the Israeli Defence Force's Central Command where he held the rank of Colonel. Dr. Zangvil holds an M.D. from the Hebrew University of Jerusalem and specializes in internal medicine, and a Master's Degree in Health Administration from the Tel-Aviv University, Israel.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiaries to all persons who served as directors or senior management for the year 2006 (11 persons) was approximately $1.5 million. This amount includes approximately $269,000 set aside or accrued to provide pension, severance, retirement or similar benefits.

During 2006, we granted a total of 1,390,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $3 and $4.13 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2006, there were a total of 3,763,428 outstanding options to purchase ordinary shares that were granted to our directors and senior management, and 278,065 outstanding options that were granted to the members of our scientific advisory board.

All members of our board of directors who are not our employees or consultants are reimbursed for their expenses for each meeting attended and are eligible to receive share options under our share option plans. The aggregate amount paid to all of our non-employee directors for the year ended December 31, 2006 was approximately $ 42,000. These fees are adjusted semi-annually to reflect changes prescribed by regulations under the Israel Companies Law, 5759-199 (the

__43__

"Companies Law"), for payment to outside directors. Members of our scientific advisory board receive cash compensation and, have been granted and may be granted further stock options for their services.

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

Board Practices

Election of Directors and Terms of Office

Our board of directors consisted of five members as at December 31, 2006, including our chairman and chief executive officer. Other than our two outside directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. Effective from April 15, 2007, Ruben Krupic ceased being a director on our board of directors.

Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all our directors, other than our outside directors, will serve as directors until our next annual general meeting of shareholders.

Dr. Orna Berry and Mr. David Schlachet serve as outside directors pursuant to the provisions of the Companies Law for a second three-year term ending in June 2007.

None of our directors or officers have any family relationship with any other director or officer.

None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service, except for Mr. Alex Kotzer, who is entitled pursuant to the terms of his employment agreement, to receive severance in the amount of a multiple of six times his gross monthly salary, as may be updated from time to time if the company terminates his employment without justifiable cause. Mr. Alex Kotzer`s entitlement to this severance payment is in addition to any severance payment to which he would be entitled to receive under relevant law in such circumstances.

Our Articles of Association permit us to maintain directors' and officers' liability insurance and to indemnify our directors and officers for actions performed on behalf of the company, subject to specified limitations.

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

__44__

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

The initial term of an outside director is three years and may be extended for an additional three years term. After such additional three year term, their term of service can be renewed for additional periods of up to three years, pursuant to a recent amendment to the Companies Law, and provided that the audit committee and the board of directors confirms that, in light of the outside director`s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

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

In addition to the requirements of the Companies Law as described above, since our shares are listed on the Nasdaq Global Market, a majority of our directors must be independent (as defined by the Nasdaq Global Marketplace Rules), and our audit committee must be comprised of at least three members, all of whom must be independent (subject to limited exceptions). We currently actively seeking a replacement for Ruben Krupic to serve on our board of directors and audit committee.

Audit Committee

We have an audit committee consisting of three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee are, Mr. David Schlachet, who serves as the chairman of our Audit Committee, Dr. Orna Berry and Mr. Ruben Krupic. All of the members of our audit committee qualify as independent directors under the current Nasdaq Global Market requirements. The Audit Committee has adopted a charter.

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

__45__

Other Committees

We have a Nominating Committee which consists of our independent directors of our Board of Directors.

We do not have a compensation committee. This practice is compliant with Israeli law.

Approval of Compensation to Our Officers

The Companies Law prescribes that compensation to officers must be approved by a company`s board of directors. In accordance with Article 52(d) of our Articles of Association, our board of directors authorized and empowered our Chief Executive Officer to appoint office holders and determine their terms of employment, without our board of director`s approval. Compensation to our officers who serve as members of our board of directors require the approval of our audit committee, the board of directors and shareholders, as specified above.

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

Our internal auditors, Ezra Yehudah Management Services Ltd., are not employees, affiliates or office holders of the company. They were appointed in 1999.

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

Name	Affiliation

Nabil Hannah, Ph.D.	Former Executive Vice President, Research, Biogen Idec Inc. Member, National Academy of Sciences, USA
C. Ronald Kahn, M.D.	President and Director, Joslin Diabetes Center, Mary K. Iacocca Professor, Harvard Medical School
Joseph Schlessinger, Ph.D.	William H. Prusoff Professor and Chairman of the Department of Pharmacology of the Yale University School of Medicine; Member, National Academy of Sciences, USA
Arthur Weiss, M.D., Ph.D.	Ephraim P. Engleman Distinguished Professor of Rheumatology; Investigator, Howard Hughes Medical Institute, University of California, San Francisco; Member, National Academy of Sciences, USA

__46__

Employees

The following table sets out the number of our employees engaged in specified activities, by geographic location both for the end of the fiscal years 2004 and 2005 and as of February 28, 2007.

	February 28, 2007	December 31, 2005	December 31, 2004
Research & Development Israel USA	58 0	92 0	90 2
Administration, Accounting and Operations Israel USA	17 0	23 0	24 1
Sales, Marketing, Business Development and Support Israel USA United Kingdom	1 4 0	0 5 1	1 4 1
Total	80	121	123

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

Share Ownership

Share Ownership by Directors and Senior Management

All of the persons listed above under the caption "Directors and Senior Management" own ordinary shares and/or options to purchase ordinary shares. Except as set forth in the table below, none of the directors or executive officers owns shares and/or options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 28, 2007, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after , February 28 2007.

Beneficial Owner	Amount Owned	Percent of Class
Martin S. Gerstel (1)	1,952,568	6.9%
All directors and senior management as a group (2)	2,557,958	9.1%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 1,152,568 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, and options to purchase 250,000 shares that are exercisable within 60 days of February 28, 2007.

(2) Includes the shares that are beneficially owned by Martin S. Gerstel as noted on the first row of the above table.

Share Option Plans

We maintain three share option plans for our and our subsidiaries' employees, directors and consultants. In addition to the discussion below, see Note 11 of our 2006 Consolidated Financial Statements.

__47__

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

Compugen Ltd. Employee Share Option Plan (1996)

We have granted options to purchase up to 559,750 ordinary shares to our employees and consultants under the Compugen Ltd. Employee Share Option Plan (1996). As of February 28, 2007, options to purchase 6,000 ordinary shares, granted at a weighted average exercise price of approximately $2.04 per share, remained outstanding under the plan. These options expire ten years after the date of grant or four weeks after termination of a grantee`s employment or other relationship with us, without cause. If we terminate the grantee for cause, the options expire immediately. We do not intend to grant additional options under this plan.

Compugen Share Option Plan (1998)

Under the Compugen Share Option Plan (1998), we have granted options to purchase up to 2,329,250 ordinary shares to our and our subsidiaries` employees, directors and consultants. As of February 28, 2007, options to purchase 396,386 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $ 2.54 per share. Options to purchase 1,431,398  ordinary shares under the plan have previously been exercised at an exercise price of approximately $ 1.54, and options to purchase  672,216  ordinary shares remain available for future grant. If a grantee leaves his or her employment or other relationship with us, the term of his or her unexercised vested options expire 90 days later.

Compugen Share Option Plan (2000)

Under the Compugen Share Option Plan (2000), we may grant options for up to an aggregate of  9,051,103 ordinary shares to our and our subsidiaries' employees, directors and consultants. This total number automatically increases on January 1 of every year by the lesser of 1,500,000 shares or 4% of the total number of our then-outstanding shares, or such lower amount as shall be determined by the board of directors. If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause, the term of his or her unexercised options will expire 90 days later. As of February 28, 2007, options to purchase 6,139,481 ordinary shares were outstanding under the plan at a weighted average exercise price of approximately $3.72 per share. Options to purchase  789,330 ordinary shares under the plan have previously been exercised at an exercise price of approximately $ 3.56, and options to purchase  2,122,202 ordinary shares remain available for future grant.

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

__48__

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

__49__

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of February 28 2007 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (1)	1,702,568	6.04%
Clal Industries & Investments Ltd. (2)	3,056,274	10.85%
AXA Assurances I.A.R.D. Mutuelle (3)	4,650,957	16.51%

(1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 1,152,568 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary..

(2) Includes 10,526 shares held by Clal Industries & Investments Ltd. and 3,045,748 shares held by Clal Biotechnology Industries Ltd. Clal Industries & Investments Ltd.`s address is 3 Azrieli Center, Tel Aviv 67023, Israel. This disclosure is based on information disclosed by Clal Industries & Investments Ltd. on Form 13D, filed with the SEC on May 19, 2003.

(3) This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G, field with the SEC on December 31, 2006.

As of February 28, 2007, there were a total of 97 holders of record of our ordinary shares, of which 62 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 89% of the outstanding ordinary shares.

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

On January 6, 2003, a group of investors, led by Martin Gerstel, the Chairman of our board of directors, extended to Evogene a loan, convertible into equity, in the amount of $2,000,000. Following the closing of the convertible loan transaction, we granted these investors an irrevocable proxy empowering them to vote 820,000 of our shares in Evogene (which constituted 50% of our shareholding of Evogene at the time). One of the investors` conditions for advancing funds to Evogene, was that we forgive our loan to Evogene in the amount of $900,000, which we agreed to do in the interests of Evogene`s continued existence. In February 2004, Evogene and the investors entered into an amended and restated convertible loan agreement, under which the amount of the convertible loan was increased by additional $ 1,551,000. In January 2005, Evogene and investors entered into a convertible bridge loan agreement and an amendment to that agreement, under which the amount of the convertible loan was $2,000,000. We did not participate in any of these investments in Evogene.

As of December 31, 2006, we held approximately 14.76% of Evogene`s issued and outstanding share capital and as of February 28, 2007, following the grant to us of 40,000 pursuant to a Software License Agreement with Evogene dated August 2006, we own 15.01% of Evogene`s issued and outstanding share capital. For more information, see Note 1b of our

__50__

2006 Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects; Critical Accounting Policies; Investment in Evogene."

As of December 31, 2006, Martin Gerstel, our chairman of the board, held approximately 4.76 % of Evogene`s issued and outstanding share capital (approximately  4.62% of Evogene`s share capital, on a fully-diluted basis), and the power to vote approximately  4.76% of Evogene`s share capital. Since December 19, 2004, Martin Gerstel has served as the chairman of Evogene`s board of directors.

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

We are granting bookkeeping services to Evogene, for which we are fully reimbursed on arms length basis. During the years ended December 31, 2006, 2005 and 2004 services reimbursed by Evogene amounted to $ 8, $ 6 and $ 6, respectively.

In August 2006, we entered into a Software License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software. In consideration for the grant of the license, Evogene agreed to issue to us 40,000 ordinary shares before December 31, 2006 and an additional 20,000 ordinary shares within one month of Evogene entering into its first significant agreement. To date, we have been issued 60,000 ordinary shares under the software license agreement.

Keddem Bioscience Ltd.

On August 1, 2004, we turned our chemistry division into a wholly-owned subsidiary, Keddem Bioscience Ltd. The transaction was effected by way of a transfer to Keddem Bioscience of all of our assets and liabilities that were dedicated to the operation of our chemistry division, in consideration of the issuance to us of 2,999,900 ordinary shares NIS 0.01 par value of Keddem Bioscience. On July 29, 2004 we entered into a Convertible Loan Agreement with Keddem Bioscience, under which we agreed to loan to Keddem Bioscience up to $1,572,000. The outstanding principal loan amount bears interest at an annual rate (each year considered separately) which is the greater of (i) 5%; and (ii) the 12 month LIBOR as determined on the first business day after the corresponding anniversary, compounded annually. The loan is convertible into Keddem Bioscience`s shares at our discretion, until the earlier of: (x) the repayment date or (y) the merger, acquisition, IPO or similar event of Keddem Bioscience. If not converted, the loan is to be repaid by Keddem Bioscience upon the earlier of (i) June 30, 2011, and (ii) Keddem Bioscience defaulting under the loan agreement`s terms.

On June 16, 2005, our board of directors resolved to advance to Keddem an amount of $100,000 for a period of one year, bearing interest at an annual rate of 5%. On November 1, 2005, our board of directors also resolved to assign to Keddem our entitlement to receive from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the "Investment Center"), an amount of approximately $400,000 - on account of our investment in the expansion of, what was at the time, our Ashqelon computational chemistry facilities and the building of a laboratory there for drug development. In accordance with the terms of the loan, in January 2006, Keddem repaid to us the full amount of the $100,000 loan following its receipt of approximately $400,000 from the Investment Center.

On June 28, 2006, the Company agreed to advance to Keddem additional convertible loan in the amount of $400,000 with the same terms as agreed for the convertible long term loan advanced on July 29, 2004. The loan payable in two equal installments, the first of which was advanced to the Keddem on July 5, 2006 and the other was advanced on October 16, 2006.

We provide administrative services (including book-keeping) to Keddem, for which we are fully reimbursed. During the years ended December 31, 2006, 2005 and 2004 services reimbursed by Keddem amounted to $ 37, $ 48 and $ 26, respectively.

__51__

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

On July 30, 2003, we granted to Martin Gerstel options to purchase 100,000 of our ordinary shares, at the exercise price of $2.38 per share, under the terms of our 2000 Option Plan. This grant was made in consideration for his services as Chairman of our board of directors and was ratified by our shareholders in our annual shareholders` meeting convened on July 30, 2003.

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

__52__

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our consolidated financial statements are included on pages F-1 through F-34 of this annual report.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%, which would be in addition to the tax payable by the divided payee. See Note 14 of our 2006 Consolidated Financial Statements and "Item 10. Taxation." Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

Significant Changes

No significant changes have occurred since the date of the consolidated financial statements included in this annual report.

__53__

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

The principal trading market for our ordinary shares is the Nasdaq Global Market, where our shares have been listed and traded under the symbol "CGEN" since our initial public offering in August, 2000. Our shares have also been traded on the Tel Aviv Stock Market under the Hebrew  symbol which is equivalent to "CGEN" since January 7, 2002. The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq Global Market and on the Tel Aviv Stock Exchange:

	Nasdaq		*TASE
Last Six Calendar Months	High	Low	High	Low
February 2007	$3.050	$2.450	$3.048	$2.517
January 2007	$3.400	$2.410	$3.529	$2.424
December 2006	$3.310	$2.100	$2.950	$2.412
November 2006	$3.200	$2.800	$3.203	$2.780
October 2006	$3.380	$2.610	$3.499	$2.769
September 2006	$2.990	$2.440	$2.909	$2.383
Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2006	$3.380	$2.100	$3.499	$2.412
Third Quarter 2006	$3.050	$2.420	$3.018	$2.383
Second Quarter 2006	$4.200	$2.630	$4.126	$2.790
First Quarter 2006	$5.220	$3.200	$5.304	$3.457
Fourth Quarter of 2005	$4.350	$2.460	$4.064	$2.578
Third Quarter 2005	$4.100	$2.820	$3.903	$2.974
Second Quarter 2005	$4.380	$2.740	$4.276	$2.665
First Quarter 2005	$6.540	$3.800	$6.557	$3.844
Last Five Full Financial Years
2006	$5.220	$2.100	$5.304	$2.383
2005	$6.540	$2.460	$6.557	$2.578
2004	$8.090	$3.180	$8.130	$3.042
2003	$6.300	1.500$	$6.086	$1.505
2002	$5.240	$0.910	$6.335	$0.894

*the currency by which our stock is traded on the Tel Aviv Stock Exchange is the New Israel Shekels. The above dollar amounts represent a conversion from New Israel Shekels to Dollar amounts in accordance with the Dollar - New Israel Shekel conversion rate as of the relevant date of trade.

__54__

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes of the Company

We are registered under the Companies Law, 1999 as a public company under the name Compugen Ltd. and public company number 51-177-963-9. The objective stated in our Articles of Association is to engage in any lawful activity.

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

__55__

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

__56__

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

__57__

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

Material Contracts

In March 2007 we announced our entry into an agreement with Biosite Incorporated (Biosite) for the development and commercialization of immunoassay diagnostic products. Entering into this agreement was an expansion of our immunoassay diagnostic collaboration with Biosite, which we entered into in June 2005. Our second agreement with Biosite expanded the number of potential diagnostic biomarkers that we made available to Biosite for selection. Furthermore, our existing collaboration was expanded to cover additional diagnostic fields such as cardiovascular and oncology. As with the initial agreement, we are entitled to receive milestone payments and royalties from the sale of any products emerging from the collaboration.

In January 2007, we announced the entry into a collaborative agreement with Medarex, Inc. ("Medarex") to develop novel monoclonal antibody-based therapeutics for oncology and autoimmune diseases. Under the terms of the agreement, we will share with Medarex discovery, development and commercialization responsibilities on antibody-based therapeutics resulting from the collaboration, and share revenues generated from the sale of such therapeutic products. Under the collaboration, we expect to utilize our proprietary antibody-target discovery engine to identify novel drug targets. Medarex plans to develop fully human antibodies against these targets using its proprietary system for developing human antibodies. The collaboration also provides that we may independently pursue diagnostic applications involving certain antibodies and targets.

In January 2007, we also announced the entry into an agreement with Teva Pharmaceutical Industries ("Teva") to collaborate on a project for the discovery of biomarkers for the detection of drug toxicity in preclinical stages of the drug development process. The initial focus of the collaboration will be on biomarkers for the early detection of potential nephrotoxicity (being toxicity to kidney cells). We may jointly choose to expand the scope of the collaboration to include biomarkers for the detection of hepatotoxicity (being toxicity to liver cells) and/or cardiotoxicity (being toxicity to heart cells) in response to drug treatment. We have granted Teva a license to use the discovered markers for research and development activities while retaining commercialization rights for licensing to other companies, as well as rights for internal use. Under the collaboration, we expect to utilize our proprietary computational tools, discovery engines and nucleic acid testing technologies for the purpose of predicting and validating toxicity biomarkers. Our integrated analysis will incorporate data derived from biological samples collected by Teva in a preclinical study designed specifically for this project, as well as our proprietary expression and clinical data.

In June 2005, we announced the entry into a collaboration with Ortho-Clinical Diagnostics, a Johnson & Johnson company, ("OCD"), for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery engines. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers and then we will collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD, and we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We received together with OCD a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project.

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

__58__

exclusive right to pursue further development of these targets in the therapeutic field, and for which Biosite will be entitled to receive from us milestone payments and royalties arising from any successful therapeutic application.

In August 2004, we entered into a broad pipeline discovery-based collaboration with Diagnostic Product Corporation, a division of Siemens Medical Solutions Diagnostics, ("DPC"), for the development and commercialization of diagnostic products based on the output of our diagnostic discovery engines, with an anticipated focus on cancer and cardiovascular disease. The terms of this agreement allow DPC to develop and commercialize immunoassay and nucleic-acid based diagnostic products that are based on candidate biomarkers that we already discovered, as well as additional candidates that may arise out of the collaboration.

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

Israeli Taxation and Investment Programs

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire Ordinary Shares of our company. This summary does not discuss all the acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.  However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

__59__

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

●        deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

●        the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

●        accelerated depreciation rates on equipment and buildings.

●        Expenses related to a public offering on TA stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior the 2005  amendment

The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) (the "Investments Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise`s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. The year`s limitation does not apply to the exemption period.

__60__

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company`s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company`s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors` company. A foreign investors` company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors` company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company`s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year`s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend. As of December 31, 2005, the company did not generate income under the provision of the new law.

Currently we have two approved enterprises programs under the capital investment law, which entitle us to some tax benefits. The tax benefits period for these programs has not yet begun. Income derived from these alternative benefit programs is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above the year`s limitation does not apply to the exemption period.

Tax benefits under the 2005 Amendment

The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the company`s previous year of commencement of benefits under the investment law (prior the amendment).

A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

(Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation(.

The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until 30.12.2007

__61__

The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Benefited Enterprise"). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company`s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company`s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

●        Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

●        A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company`s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

__62__

Special Provisions Relating to Measurement of Taxable Income

Our company is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

●        Where a company`s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

●        Where a company`s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: "Inflation supplement"). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

●        Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination

Tax Benefits of Research and Development

Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

The OCS has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder`s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset`s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at

__63__

corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "material shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a "material shareholder" at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder`s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

__64__

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above " - Capital Gains Tax on Sales of Our Ordinary Shares."

United States Federal Income Tax Considerations

Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset (generally, for investment).  A U.S. holder is a holder of our ordinary shares that is:

●        an individual citizen or resident of the United States;

●        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any political subdivision thereof or the District of Columbia;

●        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●        a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its tax advisor as to its tax consequences.

Certain aspects of U.S. federal income taxes relevant to a holder of our ordinary shares that is not a U.S. holder (a "Non-U.S. holder") are also discussed below.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder`s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

●        are broker-dealers or insurance companies;

●        have elected mark-to-market accounting;

●        are tax-exempt organizations or retirement plans;

●        are grantor trusts;

●        are certain former citizens or long-term residents of the United States;

●        are financial institutions or financial services entities;

●        hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

●        acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

●        are real estate investment trusts or regulated investment companies;

●        own directly, indirectly or by attribution at least 10% of our voting power; or

●        have a functional currency that is not the U.S. dollar.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person`s decision to purchase our ordinary shares. For example, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate taxes.

__65__

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, owning or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to his or her particular circumstances.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder`s tax basis in its ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual`s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income. Distributions of current or accumulated earnings and profits will generally be non-U.S. source passive income for U.S. foreign tax credit purposes; however, special rules will apply if we are a "United States-owned foreign corporation."  In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and non-U.S. source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and non-U.S. sources. We will be treated as a United States-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by United States persons.  Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. holder`s U.S. federal income tax liability on such portion.

__66__

A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares if (1) the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (2) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder`s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares will be considered to occur on the trade date, regardless of the U.S. holder`s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either, after applying certain look-thru rules, (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets for the taxable year produces or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.  Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2006.  However, there can be no assurances that the United States Internal Revenue Service ("IRS") will not challenge this conclusion.  There is a risk that we were a PFIC for the taxable years 2001, 2002 and 2003 as a result of our substantial cash position and the performance of our ordinary shares during those taxable years.  If we were a PFIC during, U.S. holders who acquired or held our ordinary shares during those taxable years will he subject to the PFIC rules described below regardless of whether we were a PFIC for 2006.  However, if we were not a PFIC for 2006, U.S. holders who acquired our ordinary shares in 2006 will not be subject to the PFIC rules unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gifts) of its ordinary shares or upon the receipt of amounts treated as "excess distributions," which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by A U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder`s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder`s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with

__67__

respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a "qualified electing fund" ("QEF"), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as long-term capital gain, subject to a separate election to defer payment of taxes which deferral is subject to an interest charge.  Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC.  We will supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC.  A U.S. holder`s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder`s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is "marketable stock" (e.g., "regularly traded" on the Nasdaq National Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder`s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder`s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder`s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on the Nasdaq National Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only he revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

●        the item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

●        the Non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

__68__

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder`s federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the Non-U.S. holder provides taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC`s public reference facilities in 100F Street N.W., Washington, D.C. 20549 and at offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. You may also obtain copies of such materials from the Public Reference Section of the SEC, 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we were only required to file through the SEC`s EDGAR system as of November 2002. Our periodic filings are therefore available on the SEC`s Website www.sec.gov from that date. You may read and copy any reports, statements or other information that we file with the SEC, through the SEC`s EDGAR system available on the SEC`s website and at the SEC facilities listed above. These SEC filings are also available to the public on the Israel Securities Authority`s website at www.isa.gov.il and from commercial document retrieval services.

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

__69__

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in interest rates and foreign currency exchange risk and inflation. On December 31, 2005 and December 31, 2004, $14 million of our available cash was invested in market risk sensitive instruments. On December 31, 2006, $5 million of our available cash was invested in market risk sensitive instruments These instruments are three structured notes that we acquired from three separate and unaffiliated issuers. These bear an interest rate, which is dependent upon the six-months LIBOR rate. During the 12 months ended December 31, 2006 two out of the three structured notes, totaling $9 million matured.

We may, in the future, undertake hedging or other similar transactions or invest in other market risk sensitive instruments, if our management will determine that it is necessary to offset these risks.

Interest Rate Risk

As of December 31, 2006, we had $26.4 million in cash, cash equivalents, deposits and marketable securities. We invest our cash surplus in bank deposits and marketable securities. Since these investments typically carry fixed interest rate, excluding our structure note, and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

Foreign Currency Exchange Risk and Inflation

Since the majority of our cash, cash equivalents, deposits and marketable securities are held in US dollars, we believe that inflation and fluctuations in the NIS/US dollar exchange rate have no material effect on our revenues.

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

__71__

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2006 and 2005:

	2006	2005
Audit Fees	$55,000	$55,000
Audit Related Fees		-
Tax Fees	$10,000	$10,000
All Other Fees	$10,000	$2,120
Total	$75,000	$67,120

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-34.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

*1.1	Form of Articles of Association of Issuer
10.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated April 16, 2007.
10.2	Consent of Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated April 16, 2007.
10.3	Audit Report by Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated January 24, 2007.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
12.4	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed as exhibit to our registration statement on Form F-1, registration number 333-12316, as amended, filed with the Securities and Exchange Commission, and is hereby incorporated by reference.

__73__

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv, State of Israel, on this 16 day of April, 2007.

COMPUGEN LTD.

Signature: \s\ Mr. Alex Kotzer

Name: Alex Kotzer

Title: President, Chief Executive Officer and Director

Date: April 16,2007

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

Date: April 16,2007

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

\s\ Nurit Benjamini

Title: Chief Financial Officer

Date: April 16, 2007

__76__

Exhibit 12.3

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Compugen Ltd. (the "Company") on Form 20-F for the periods ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I the undersigned, being the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Alex Kotzer

Title: President, Chief Executive Officer and Director

Date: April 16, 2007

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. No. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

__77__

Exhibit 12.4

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Compugen Ltd. (the "Company") on Form 20-F for the periods ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I the undersigned, being the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Nurit Benjamini

Title: Chief Financial Officer

Date: April 16, 2007

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

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMPUGEN LTD.

We have audited the accompanying consolidated balance sheets of Compugen Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Keddem BioScience Ltd., a wholly-owned subsidiary, for the years ended December 31, 2006, 2005 and 2004 which statements reflect total assets constituting 2%, 3% and 4% and no revenues, in 2006, 2005 and 2004, respectively, of the related consolidated totals. Those statements were audited by other auditors whose unqualified report which has been furnished to us included an explanatory paragraph on circumstances which raise substantial doubts on Keddem BioScience Ltd.'s ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for Keddem BioScience Ltd. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2l to the consolidated financial statements, in 2006 the company adopted Statement of Financial Accounting Standards Board No. 123 (R), "Share-Based Payment".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 5, 2007	A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	$6,251	$8,492
Cash held in favor of other consortium partners	4	-	834
Short-term deposits and marketable securities	6	19,152	22,495
Trade receivables		10	-
Other accounts receivable and prepaid expenses	7	846	676

Total current assets		26,259	32,497

LONG-TERM INVESTMENTS:
Long-term deposits and marketable securities	6	1,000	4,983
Long-term lease deposits		40	81
Severance pay fund		1,378	1,525

		2,418	6,589

PROPERTY AND EQUIPMENT, NET	8	2,179	3,020

Total assets		$30,856	$42,106

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables		$831	$1,088
Other accounts payable and accrued expenses	9	2,044	2,372
Deferred revenue		75	200

Total current liabilities		2,950	3,660

LONG-TERM LIABILITIES:
Long-term accounts payable		60	60
Accrued severance pay		1,483	1,659
Excess of losses over investment in Evogene	1b	466	466

Total long-term liabilities		2,009	2,185

COMMITMENTS AND CONTINGENCIES	10, 4

OPTIONS ISSUED TO EMPLOYEES AND CONSULTANTS BY A SUBSIDIARY		159	13

SHAREHOLDERS' EQUITY:	11
Share capital:
Ordinary shares of NIS 0.01 par value; 50,000,000 shares authorized at December 31, 2006 and 2005; 28,162,202 and 27,846,420 shares issued and outstanding at December 31, 2006 and 2005, respectively		76	75

Additional paid-in capital	158,416	155,923
Deferred stock compensation	-	(16)
Accumulated deficit	(132,754)	(119,734)

Total shareholders' equity	25,738	36,248

Total liabilities and shareholders' equity	$30,856	$42,106

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2006	2005	2004

Revenues	12	$215	$646	$ 2,630

Cost of revenues		6	148	1,100
Research and development expenses, net of governmental and other grants amounted to $ 1,751, $ 2,254 and $ 1,397 for the years 2006, 2005 and 2004, respectively	4	9,810	10,471	10,921
Selling and marketing expenses		1,719	1,772	2,446
General and administrative expenses		2,673	3,133	3,740

Total operating expenses *)		14,208	15,524	18,207

Operating loss		(13,993)	(14,878)	(15,577)
Financial income, net	13	884	682	1,417
Other income, net	3	89	218	438

Net loss		$(13,020)	$(13,978)	$(13,722)

Basic and diluted net loss per share		$(0.47)	$(0.50)	$(0.50)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		27,985,957	27,774,535	27,473,341

*) Includes stock based compensation, see Note 11.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Deferred stock	Accumulated	Total shareholders'
	Number	Amount	capital	compensation	deficit	equity

Balance as of January 1, 2004	26,848,474	$72	$152,271	$(501)	$(92,034)	$ 59,808

Employee options exercised	877,548	2	2,723	-	-	2,725
Amortization of deferred stock compensation	-	-	-	298	-	298
Stock compensation	-	-	55	-	-	55
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	402	-	-	402
Forfeited options	-	-	(7)	7	-	-
Net loss	-	-	-	-	(13,722)	(13,722)

Balance as of December 31, 2004	27,726,022	74	155,444	(196)	(105,756)	49,566

Employee options exercised	120,398	1	281	-	-	282
Amortization of deferred stock compensation, net of reversal due to forfeitures	-	-	-	(24)	-	(24)
Stock compensation	-	-	396	-	-	396
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	-	-	6	-	-	6
Forfeited options	-	-	(204)	204	-	-
Net loss	-	-	-	-	(13,978)	(13,978)

Balance as of December 31, 2005	27,846,420	75	155,923	(16)	(119,734)	36,248

Employee options exercised	315,782	1	560	-	-	561
Reclassification due to adoption of SFAS 123(R)	-	-	(16)	16	-	-
Compensation relating to options and warrants issued to scientific advisory board members and consultants	-	-	(47)	-	-	(47)
Compensation relating to options issued to employees	-	-	1,996	-	-	1,996
Net loss	-	-	-	-	(13,020)	(13,020)

Balance as of December 31, 2006	28,162,202	$76	$158,416	$ -	$(132,754)	$25,738

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:

Net loss	$(13,020)	$(13,978)	$(13,722)
Adjustments required to reconcile net loss to net cash used in operating activities:
Amortization of deferred stock compensation	-	(24)	298
Compensation relating to options and warrants issued to scientific advisory board members, consultants and others	(47)	402	457
Compensation relating to options issued to employees	1,996	-	-
Compensation relating to options issued to employees and consultants by a Subsidiary	146	13	-
Depreciation	996	1,314	1,466
Accrued severance pay, net	(29)	(205)	(130)
Interest and amortization of premium on deposits and marketable securities	261	1,096	1,163
Capital gain	(55)	-	-
Capital loss	-	-	167
Decrease (increase) in trade receivables	(10)	143	113
Decrease (increase) in other accounts receivable and prepaid expenses	(274)	830	(202)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	228	(623)	(522)
Decrease in deferred revenue	(125)	(76)	(1,290)

Net cash used in operating activities	(9,933)	(11,108)	(12,202)

Cash flows from investing activities:

Purchase of marketable securities	(3,237)	-	(8,191)
Proceeds from redemption of deposits and marketable securities	22,302	15,488	15,566
Investment in bank deposits	(12,000)	-	-
Purchase of property and equipment	(161)	(862)	(1,435)
Decrease (increase) in long-term lease deposits	41	21	(7)
Investment grants relating to fixed assets	-	406	-
Proceeds from sale of property and equipment	82	3	-

Net cash provided by investing activities	7,027	15,056	5,933

Cash flows from financing activities:

Exercise of options	665	178	2,725

Net cash provided by financing activities	665	178	2,725

Increase (decrease) in cash and cash equivalents	(2,241)	4,126	(3,544)
Cash and cash equivalents at the beginning of the year	8,492	4,366	7,910

Cash and cash equivalents at the end of the year	$6,251	$8,492	$4,366

Supplemental information on financing activities not involving cash flow:

In December 2005, the Company issued shares as a result of exercise of options in the amount of $ 104. The Company received the proceeds from the exercise of the options in January 2006.

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

a.       Compugen Ltd. ("the Company" or "Compugen") is a biotechnology discovery company focused on the discovery and licensing of product candidates to the drug and diagnostic industry. The Company's discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company's understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen's diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements.

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

b.       The Company holds an equity investment in Evogene Ltd. ("Evogene"). Evogene is engaged in delivering improved plant traits to the agbio industry through the use of a platform combining computational genomics, molecular biology and breeding methods.

Through December 31, 2005, Evogene raised $ 5,551 in convertible loans. As of December 31, 2005, the Company held the majority of the outstanding share capital of Evogene, and a minority holding on a fully-diluted basis. Based on irrevocable proxies that the Company gave to the convertible loan investors, the Company held minority holdings of Evogene's voting rights as of December 31, 2005.

In February 2006, Evogene completed an equity investment round with certain investors, amounting to approximately $11,000 that included the full conversion of the outstanding convertible loans, and applicable interest. Following the investment the Company's holdings diluted to less than 20% of Evogene's ordinary shares. The investment was accounted for under the Equity Method of Accounting, in accordance with APB 18, "The Equity Method of Accounting for Investment in Common Stock", through February 2006, and under the Cost Method, thereafter. As of December 31, 2006 and 2005, the Company had excess of losses over investment in Evogene in the amount of $ 466.

NOTE 1:-      GENERAL (Cont.)

c.       In August 2004, Compugen spun off its computational chemistry activity into a wholly-owned subsidiary, Keddem BioScience Ltd. ("Keddem"). The transaction was affected through a transfer of assets and liabilities in consideration of issuance of ordinary shares. In 2005, the Company assigned to Keddem its entitlement to receive from the Investment Center of the Israel Ministry of Industry and Trade certain grants on account of capital expenditures relating to the spun off activitiy (See also Note 4c).

Through 2006, the Company advanced Convertible Loans to Keddem amounting to $ 2,154 including accrued interest in the amount of $ 183). The outstanding principal Convertible Loans bear bear interest at an annual rate (each year considered separately) which is the greater of (i) 5%; and (ii) the 12 months LIBOR as determined on the first business day after the corresponding anniversary, compounded annually. The loan is convertible into Keddem's shares at Compugen's discretion, until the earlier of: (x) the repayment date or (y) the merger, acquisition, IPO or similar event of Keddem. If not converted, the loan is to be repaid by Keddem upon the earlier of (i) June 30, 2011, and (ii) Keddem defaulting under the loan agreement's terms.

Persuant to a Share Option Plan, Keddem has granted employees and consultants 537,000 stock options to purchase its own ordinary shares in through December 31, 2006. Through December 31, 2006, 56,400 options were forfeited upon employee terminations. The stock options were granted at fair market value per ordinary share. Accumulated expenses related to such stock options as of December 31, 2005 and 2006 are credited to "Options issued to employees and consultants by a Subsidiary", a separate account between Long-Term Liabilities and Shareholders' Equity in the consolidated balance sheet.

Keddem has been experiencing recurring losses from operations and has a net capital deficiency. These matters raise substantial doubt about its ability to continue as a going concern. Management is seeking additional funding to fund operations until profitability is achieved.

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

b.             Financial statements in U.S. dollars:

The functional currency of the Company and its subsidiaries is the U.S. dollar, as the Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. A majority of the Company's sales were made and are expected to be made outside Israel in U.S. dollars. The majority of the Company and its subsidiaries' operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars.

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

c. Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compugen USA Inc. and Keddem BioScience Ltd. Intercompany transactions and balances have been eliminated upon consolidation.

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

The Company accounts for its investment in structured notes in accordance with the provisions of EITF No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes", according to which the Company uses the "Retrospective interest method".

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

g.     Property and equipment:

Property and equipment are stated at cost, net of related investment grants and of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6 - 30
Leasehold improvements	Over the term of the lease

h.       Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2004, 2005 and 2006, no impairment losses have been identified.

i.               Revenue recognition:

During the years 2004, 2005 and 2006 the Company and its subsidiaries derived most of their revenues from collaborations and license fees for software products. The Company also generated revenues from sales of services including maintenance, support, customization, professional services, integration and installation as well as the sale of products

(OligoLibraries). The Company and its subsidiaries sold their products primarily through their direct sales force and resellers, both of whom are considered end users.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries recognize software license revenues in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the "Residual Method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

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

Revenues from software license fees that involve customization of the Company's software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. In the years ended December 31, 2006, 2005 and 2004, the Company recognized revenues in accordance with SOP 81-1 in the amount of $ 200, $ 178 and $ 1,260 respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During the years 2006, 2005 and 2004, no such estimated losses were identified.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

During 2004, revenues from sales of products (OligoLibraries) were recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition in Financial Statements", and EITF No. 99-19 "Reporting gross revenues as a principal vs. net as an agent", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel ministry of Industry, Trade & Labor - ("OCS") and from the Bi-national Industrial Research and Development Foundation ("BIRD") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are presented as a reduction from research and development expenses.

Until 2004, the Company presented governmental and other grants as part of Revenues and Grants, based on the single step income statement presentation approach. These amounts have been reclassified for all periods presented and are now shown as a reduction from research and development expenses. The Company adjusted the financial statements in the amount of $ 1,397 for the year 2004 to conform to this change.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.             Severance pay:

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

Severance expenses for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $ 346, $ 443 and $ 650, respectively.

l.               Accounting for stock-based compensation:

At December 31, 2006, the Company has three stock-based employee compensation plans, which are described more fully in Note 11. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"). No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment", using the modified-prospective-transition method. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006, is $ 2,091 higher, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006, is $ 0.07 higher, than if the Company had continued to account for share-based compensation under Opinion 25.

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on loss and loss per share if the Company and Keddem had applied the fair value recognition provisions of FASB 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods.

	Year ended December 31,
	2005	2004

Net loss as reported	$(13,978)	$(13,722)
Deduct (add) total stock-based compensation - intrinsic value	(24)	298
Add - stock-based compensation - fair value (the Company)	(1,423)	(1,414)
Add - stock-based compensation - fair value (Keddem)	(326)	-

Pro forma net loss	$(15,751)	$(14,838)

Basic and diluted net loss per share - as reported	$(0.50)	$(0.50)

Basic and diluted net loss per share - pro forma	$(0.57)	$(0.54)

The pro forma effects of equity-based compensation expense on net income and earnings per share for the 12 months ended December 31, 2005 and 2004 were estimated at the date of grant using the Black-Scholes model based on the following assumptions for the Company and Keddem (annualized percentages):

	Year ended December 31,
	2005	2004

Volatility	51%	44%
Risk-free interest rate	3.79%	3.36%
Dividend yield	0%	0%
Expected life (years)	3	3.1

As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,252, which is expected to be recognized over a period of up to four years. During the year ended December 31, 2006, the Company recorded cash received from the exercise of stock options of $ 665, out of which $ 104 were for options exercised at the end of 2005. Total fair value of options vested during 2006 was $ 2,079.

m.        Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, structure notes, marketable securities, trade receivables and long-term lease deposits.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

n. Income taxes:

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

o.     Net loss per share:

Basic net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with SFAS No. 128, "Earnings per Share."

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 6,652,541, 4,733,307 and 4,114,036 for the years ended December 31, 2006, 2005 and 2004, respectively.

p.      Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents,, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 6).

q.       Recently issued accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007, and the Company will adopt it accordingly. The Company is currently assessing the impact of the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the first fiscal quarter of 2008 and the Company will adopt the statement at that time. The Company is currently assessing the impact of the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact of the adoption of SFAS No. 159.

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

NOTE 3:-      BIOACCELERATOR BUSINESS (Cont.)

In addition, Compugen reimbursed Biocceleration for all amounts received with respect to revenues related to the BioXL business generated on or after the effective date. In connection with the transaction for the years ended December 31, 2006, 2005 and 2004, the Company recognized other income in the amount of $ 34, $ 218 and $ 343, respectively.

NOTE 4:-   GOVERNMENTAL AND OTHER GRANTS

The company received several grants as follows:

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor - ("OCS") and from the Bi-national Industrial Research and Development Foundation ("BIRD") for funding approved research and development projects, are presented as a reduction from research and development expenses.

a. Under the OCS royalty bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the $ US (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2006, 2005 and 2004, the Company has an aggregate of paid and accrued royalties to the OCS in the amount of $ 7, $ 18 and $ 0, respectively.

b. Under the BIRD royalty bearing program, the Company is not obligated to repay any amounts received from BIRD if no income is generated from the results of the funded research program. If such income is generated, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following expiry of the term of the project. For every year that the Company does not make these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

As of December 31, 2006, the Company's aggregate contingent obligation for payments to OCS and BIRD, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $ 7,880. The liability for royalties is recorded as cost of revenues at the time the related royalty-bearing sales are recognized as revenues in the statement of operations.

NOTE 4:       GOVERNMENTAL AND OTHER GRANTS (Cont.)

c.       In November 2005, Keddem has received from the Investment Center of the Israeli Ministry of Industry and Trade and Labor, an amount of approximately $ 400 on account of the investment made by the Company, prior to the spin off of Keddem. The cost of the fixed assets is presented at its net value, after deduction of the above grant. Keddem's entitlement to above grant and future grants is conditional upon fulfilling the conditions stipulated by the Law, regulations published thereunder and the letter of approval for the specific investments in "Approved Enterprises" (see Note 14b). In the event of failure to comply with the conditions, the grant may be canceled and Keddem may be required to refund the amount of the grants, in whole or in part including interest and linked to the Israeli Consumer Price Index. To guarantee Keddem obligations to the investment center all the fixed assets of Keddem, are pledged in favor of the Investment Center (see Note 1c).

d.    The Company is coordinating a consortium, SIMAP, in a three year collaborative project, which commenced on January 1, 2006, funded by the European 6th framework. The grants the Company receives from this project do not bear any repayment royalties. The Company will enjoy the generic knowledge accumulated in the collaborative project. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2005, the Company held a pre-payment from the European Commission amounting to $ 834 that have been distributed to the consortium members during 2006, according to the payment schedule detailed in the consortium agreement. The Company presented this amount as "Cash held in favor of other consortium partners".

NOTE 5:-   CASH AND CASH EQUIVALENTS

	December 31,
	2006	2005

Bank deposits in U.S. dollars (bearing an annual average interest rate of 4.99% and 4.09%, respectively)	$4,907	$6,592
Bank deposits in Euro (bearing an annual average interest rate of 2.19% and 1.75%, respectively)	20	185
Bank deposits in NIS (bearing an annual average interest rate of 4.97% and 3.73%, respectively)	462	985
Cash in banks (current accounts)	862	730

	$6,251	$8,492

NOTE 6:-     DEPOSITS AND MARKETABLE SECURITIES

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005	2006	2005

Corporate bonds	$3,196	$7,849	$-	$-	$11	$72	$3,185	$7,777
U.S Government agencies	-	5,723	-	-	-	57	-	5,666
Structured notes	4,956	13,906	-	-	-	-	4,956	13,906
Bank deposits	12,000	-	-	-	-	-	12,000	-

	$20,152	$27,478	$-	$-	$11	$129	$20,141	$27,349

As of December 31, 2006 and 2005, all the Company's securities were classified as held-to-maturity (see Note 2e).

In the years 2006, 2005 and 2004, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities.

The unrealized losses on the Company's investments in held-to-maturity securities were caused mainly by interest rate increases, and are considered insignificant. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since these unrealized losses are insignificant, and since the Company has the ability and intent to hold these investments until the maturity date, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

The Company's management believes that the unrealized losses for each of the bonds are considered temporary since the Company has an intent and ability to hold debt securities until maturity. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

The scheduled maturities of held-to-maturity securities at December 31, 2006, are as follows:

	Amortized	Estimated
	cost	fair value
Held-to-maturity:
Due within one year	$19,152	$19,141
Due after one year through four years	1,000	1,000

	$20,152	$20,141

NOTE 7:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2005

Grants receivable from the Office of the Chief Scientist	$139	$133
Government authorities	41	82
Receivables on account of options exercised	-	104
Prepaid expenses	251	249
Receivables on account of the sale of BioXL business	22	73
Accrued interest	315	-
Other	78	35

	$846	$676

NOTE 8:-     PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2005
Cost:
Computers, software and related equipment	$4,892	$4,905
Laboratory equipment and office furniture	2,486	2,546
Leasehold improvements	2,269	2,328

	9,647	9,779
Accumulated depreciation:
Computers, software and related equipment	4,569	4,316
Laboratory equipment and office furniture	1,963	1,718
Leasehold improvements	936	725

	7,468	6,759

Depreciated cost	$2,179	$3,020

In 2005, Keddem received from the Investment Center a grant in the amount of approximately $ 400. The cost of the fixed assets is presented in its net value, after deduction of the above grant (see Note 4c).

For the years ended December 31, 2006, 2005 and 2004, depreciation expenses were approximately $ 996, $ 1,314 and $ 1,466, respectively.

NOTE 9:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2005

Employees and related accruals	$1,256	$755
Commitments related to European grant plan (a)	-	834
Restructuring costs	-	99
Unrecognized grants (a)	170	184
Consultants and Board members	261	140
Commitment for capital expenditures	-	142
Accrued expenses and other accounts payable	339	202
Accrued expenses related to Intellectual Property and legal expenses	18	16

	$2,044	$2,372

(a)     See Note 4.

NOTE 10:-    COMMITMENTS AND CONTINGENCIES

a.             The Company's headquarters and research facilities are located in Israel. The Company's U.S.

operations are located in San Jose, California and Maryland. Annual minimum future rental commitments under such non-cancelable operating leases are approximately as follows:

December 31,

2007	564
2008	535
2009	535

1,634

Rent expenses for the Company and subsidiaries facilities were approximately $ 579, $ 580 and $ 685 for the years ended December 31, 2006, 2005 and 2004, respectively.

b. Fixed assets of Keddem, in the net book value of $ 412 are pledged to secure Keddem's obligations to the Investment Center of the Ministry of Industry, Trade & Labor.

c. The Company provided a bank guarantee in the amount of $ 99 in favor of its offices' lessor in Israel.

d. See Note 4 for details on commitments in favor of governmental and other grants.

NOTE 11:-  SHAREHOLDERS' EQUITY

a. Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholders meetings of the Company and to receive dividends, if declared.

b.              Share option plans:

In September 1996, the Company adopted the Compugen Ltd. Employee Share Option Plan,(1996) "the Plan"), which provides for the grant of options to purchase 559,750 ordinary shares to employees and consultants of the Company and its subsidiaries. The Company does not intend to grant additional options under this plan.

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

In general, options granted under these plans vest over a four-year period and expire 10 years from the date of issuance. The exercise price of the options granted under the plans may not be less than the nominal amount of the shares into which such options are exercised. Any options that are cancelled or forfeited before expiration become available for future grants. Subject to the 1998 and 2000 plans, there were 672,216 and 935,716 options to purchase shares available for future grants as of December 31, 2006, respectively.

Transactions related to the grant of options to employees, directors and consultants under the above plans during the years ended December 31, 2006, 2005 and 2004, were as follows:

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31,
	2006		2005		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
		$		$		$
Options outstanding at beginning of year	4,733,307	4.10	4,114,036	4.24	4,952,593	3.78
Options granted	2,934,500	3.73	1,154,800	3.86	893,941	6.09
Options exercised	(315,782)	1.78	(120,398)	2.34	(877,548)	3.11
Options forfeited	(699,484)	4.36	(415,131)	5.27	(854,950)	4.68

Options outstanding at end of year	6,652,541	4.02	4,733,307	4.10	4,114,036	4.24

Options vested and expected to vest at end of year (*)	3,363,925	4.00

Weighted average fair value of options granted during the year		1.15		1.48		2.04

(*) The options expected to vest are based on the Company's historical forfeiture rate.

The aggregate intrinsic value of the Company's options is the difference between the fair value of the Company's Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options exercised during the year ended December 31, 2006 was $ 479. The total intrinsic value of options outstanding at December 31, 2006 was $ 417 as of December 31, 2006. The total intrinsic value of options vested and expected to vest at December 31, 2006 was $ 417 as of December 31, 2006.

The following table summarizes information about options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at December 31, 2006	Weighted average exercise price
$		Years	$		$

1.33 - 1.80	315,261	1.92	1.67	315,261	1.67
2.04 - 2.38	510,943	2.39	2.34	503,219	2.34
3.00 - 3.91	2,143,309	5.94	3.15	615,314	3.32
4.13	3,387,063	7.25	4.13	1,774,045	4.13
4.27-6.84	295,965	4.02	5.81	237,854	5.69

	6,652,541			3,445,693

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Compensation expenses (income) which are amortized over the vesting period and recognized by the Company, related to its employee stock-based compensation awards, amounted to $ 1,980, $ (24) and $ 298 for the years ended December 31, 2006, 2005 and 2004, respectively. Compensation expenses related to the granting of stock options to consultants amounted to $ (47), $ 6 and $ 457 for the years ended December 31, 2006, 2005 and 2004, respectively (see also c below).

In 2004, the Company extended the term of the vested employee stock options held by the Company's former CEO on the date of his departure. As a result, the Company recorded in 2005 compensation expenses in an amount of $ 396. The employee stock options that were unvested as at the above date, were forfeited, and the deferred stock compensation in the amount of $ 204 was canceled.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon the simplified method under SAB 107, "Share-based payment". The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for options granted in 2006: expected volatility of 62%, risk free interest rates of 4.72%, dividend yields of 0%, and a weighted-average expected life of the options of 2.9 years.

The stock based compensation expenses are based on the straight line method and included in the following expense categories:

	Year ended December 31,
	2006	2005	2004

Research and development expenses	1,400	17	279
Selling and marketing expenses	269	-	68
General and administrative expenses	264	361	408

	$1,933	$378	$755

On March 10, 2006, the Company's Board of Directors approved to reduce the exercise price  of 1,793,149 stock options that had been granted to employees and not exercised as at the date of the resolution. Such employee stock options with an exercise price higher than $ 4.13 were reduced to the share price as of the close of the last trading day immediately preceding the time of the resolution, which was $ 4.13. As a result, the Company recorded compensation expenses in the amount of $ 428 in the year ended December 31, 2006.

NOTE 11:-  SHAREHOLDERS' EQUITY (Cont.)

c. Options to consultants:

Issuance date	In connection with	Number of options granted	Options exercised through December 31, 2006	Options exercisable as of December 31, 2006	Options forfeited or expired through December 31, 2006	Exercise price per share	Exercisable through
						$

October 1998	Advisory board	30,000	12,900	17,100	-	1.33	October 2008
July 1999	Advisory board	15,000	-	15,000	-	1.35	July 2009
July 1999	Consulting	150,000	150,000	-	-	1.35	July 2009
October 1999	Advisory board	15,000	-	15,000	-	1.33	October 2009
March 2000	Consulting	75,000	-	75,000	-	5.00	March 2010
May 2000	Consulting	10,000	-	10,000	-	3.00	May 2010
May 2000	Consulting	35,000	-	-	35,000	10.00	May 2005
January 2002	Consulting	20,000	-	-	20,000	4.49	January 2012
July 2003	Consulting	150,000	-	146,866	-	2.38	April 2009
February 2004	Consulting	60,000	-	41,250	-	4.13	March 2010
April 2004	Advisory board	50,000	-	36,505	-	6.84	April 2010
April 2004	Consulting	50,000	-	23,965	26,035	6.84	April 2010
April 2004	Consulting	60,000	-	40,000	-	6.84	April 2010
February 2005	Consulting	25,000	-	11,462	-	4.13	February 2011
June 2005	Advisory board	20,000	-	7,502	-	3.37	June 2015
November 2005	Consulting	120,000	-	84,000	-	3.02	November 2011
March 2006	Advisory board	100,000	-	25,008		4.13	March 2012
March 2006	Consulting	52,000	-	19,212	-	4.13	March 2012

		1,037,000	162,900	567,870	81,035

The Company accounts for its options and warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value of these options was estimated using a Black & Scholes option-pricing model with the following weighted-average assumptions for 2006, 2005 and 2004 risk-free interest rates of 4.83%, 3.79% and 3.36%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 56%, 51% and 44%, respectively and a weighted-average contractual life of the options of six years. As for compensation expenses, see also b above.

NOTE 12:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company's business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and diagnostic biomarker product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, sales and business development. The Company follows SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Total revenues are attributed to geographic areas based on the location of the end customer. The following represents the total revenues for the years ended December 31, 2006, 2005 and 2004 and long-lived assets as of December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Revenues from sales to unaffiliated customers:
United States	$15	$423	$1,051
Europe	200	218	1,260
Far East	-	-	265
Israel	-	5	43
Other	-	-	11

Total revenues	$215	$646	$*) 2,630

*) Reclassified.

	December 31,
	2006	2005	2004
Long-lived assets:
Israel	$2,172	$3,005	$3,710
United States	7	15	29

	$2,179	$3,020	$3,739

	Year ended December 31,
	2006	2005	2004
	%
Sales to a single customer exceeding 10%:
Customer A	93	59	48
Customer B	-	39	-
Customer C	-	-	13

NOTE 13:- FINANCIAL INCOME, NET

	Year ended December 31,
	2006	2005	2004
Income (expense):
Interest income	$905	$770	$1,454
Bank fees	(41)	(39)	(56)
Exchange rate differences	20	(49)	19

	$884	$682	$1,417

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

c.             Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative Benefits" track. Accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of two years, commencing in the first year the Company has taxable income (after commencement of production as defined in the Law), and subject to an additional period of five to eight years of reduced tax rates between 10% to 25%, depending upon the proportion of foreign ownership in the Company in each tax year. Due to the reported losses, the benefit period has not commenced. The period during which reduced tax rates of between 10% and 25% apply expires on the earlier of 12 years from the commencement of production, or 14 years, from the date of approval, all in accordance with the final approval of the investment center. Given the aforementioned conditions, the period of the reduced tax rates (but not the two year period of tax exemption) will terminate in 2008 and 2017.

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

As of December 31, 2006, management believes that the Company meets all of the aforementioned conditions.

If the Company pays a dividend out of income derived from the approved enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

In addition, in December 2003 the production facilities of the Company related to its Chemistry Division were granted the status of an "Approved Enterprise" under the Law. The Company has chosen the "grants" track, according to which the total approved investments amounted to $ 3,500. Until December 31, 2006, Keddem already made investments in the amount of approximately $ 1,700. The investment grants are 24% from its investments in the approved enterprises. The tax benefits portion of the "grants" track are identical to the tax benefits portion of the "Alternative Benefits" track. In connection with the divestment of the Company's computational chemistry activities (see Note 1c), the Company transferred its benefits and liability under this program to Keddem. Keddem was required to commence investing until December 2006, in order to benefit from the program. Keddem requested to extend the eligibility period until December 2007 inclusive (see Note 1c).

The Investment Law was significantly amended effective April 1, 2005. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise and among other things, simplifies the approval process. The amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company.

NOTE 14:-    TAXES ON INCOME (Cont.)

c. Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company is currently qualified as an "industrial company" under the above law and as such, enjoys tax benefits, including:

(1)  Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)  The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)  Accelerated depreciation rates on equipment and buildings; and

(4)  Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

d. Net operating losses carryforward:

As of December 31, 2006, the Company's and Keddem's net operating loss carryforward for tax purposes in Israel amounted to approximately $ 83,500. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

Compugen Inc. is subject to U.S. income taxes.  As of December 31, 2006, Compugen Inc. has net operating loss carryforwards for federal income tax purposes of approximately $15 million which expires in the years 2019 to 2024. Compugen Inc. also has net operating loss carryforwards for state income tax purposes of approximately $1.5 million which expires in the years 2013 to 2024.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e. Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2006	2005	2004

Domestic (Israel)	$13,099	$14,047	$11,443
Foreign	(79)	(69)	2,279

	$13,020	$13,978	$13,722

NOTE 14:-    TAXES ON INCOME (Cont.)

f. Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries' deferred tax assets are comprised of operating los`s carryforward and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2006	2005

Operating loss carryforward	$5,857	$6,354

Net deferred tax asset before valuation allowance	5,857	6,354
Valuation allowance	(5,857)	(6,354)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences.

Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

h. The State of New Jersey enacted legislation permitting emerging technology and/or biotechnology companies located in New Jersey to sell their New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D Credits") to corporate taxpayers in New Jersey. During 2004, the State of New Jersey approved the total tax benefit in the amount of $ 1,178 for possible sale by the Company. In December 2004, the Company received $ 262 from the sale of an aggregate of $ 305 tax benefit, which was recognized as other income for the fiscal year 2004.

i. Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005,

NOTE 14:- TAXES ON INCOME (Cont.)

according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and

thereafter - 25%.

NOTE 15:- RELATED PARTY TRANSACTIONS

The Company is granting bookkeeping services to Evogene, for which it is fully reimbursed on arms length basis. During the years ended December 31, 2006, 2005 and 2004 services reimbursed by Evogene amounted to $ 8, $ 6 and $ 6, respectively.

In August 2006, the Company entered into a Software License Agreement with Evogene, under which the Company agreed to grant Evogene a license to certain software. In consideration for the grant of the license, Evogene agreed to issue the Company 40,000 ordinary shares before December 31, 2006 and an additional 20,000 ordinary shares within one month of Evogene entering into its first significant agreement. To date, the Company has been issued 60,000 ordinary shares under the software license agreement.

The Company provides administrative services (including book-keeping) to Keddem, for which it is fully reimbursed. During the years ended December 31, 2006, 2005 and 2004 services reimbursed by Keddem amounted to $ 37, $ 48 and $ 26, respectively.

- - - - - - - - - - - - - - - -

F:\W2000\w2000\4823\M\06\E$12-Form-20-F.doc