Form 20-F
period 2007-12-31
COMPUGEN LTD
filed 2008-04-03
CIK 1119774

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO ______

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT __________

COMMISSION FILE NO. 005-60609

Compugen Ltd.

(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

72 Pinchas Rosen Street, Tel Aviv, 69512 Israel
(Address of principal executive offices)

Ronit Lerner, Chief Financial Officer
Phone: 03-765-8585, Fax: 03-765-8555
72 Pinchas Rosen Street, Tel Aviv, 69512 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, par value New Israeli Shekels 0.01 per share

(Class of Securities)

NASDAQ

Global Market

(Name of Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

28,323,811 Ordinary Shares

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes     ☒No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐      Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F includes “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements include words such as “may”, “expect”, “believe”, and “intend”, and describe opinions about future events. We have based these forward-looking statements on information available to us on the date hereof, and on our current intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations or projections. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include the risk factors set forth under “Item 3. Key Information. Risk Factors”, the information about us set forth under “Item 4. Information about the Company”, and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.”

        Compugen Ltd. is referred to in this annual report as “we”, “our”, “our company” or “us”.

        We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

        The following selected consolidated financial data for and as of the five years ended December 31, 2007, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2004	2005	2006	2007	2003
	($ in thousands, except share and per share data)

Consolidated Statement of
Operations Data
Revenues	$6,776	$2,630	$646	$215	$180

Total operating expenses *	18,717	16,585	14,229	13,213	12,640

Operating loss	(14,216)	(15,055)	(13,731)	(13,004)	(12,460)
Financial and other income,
net	2,774	1,833	900	955	1,002
Net loss from continuing
operations	(11,442)	(13,222)	(12,831)	(12,049)	(11,490)
Net loss from discontinued
operations	-	(500)	(1,147)	(971)	(624)
Net loss available to
ordinary shares	(11,442)	(13,722)	(13,978)	(13,020)	(12,114)
Basic and diluted net loss
per ordinary share from
continuing operations	$(0.43)	$(0.48)	$(0.46)	$(0.44)	$(0.41)

Basic and diluted net loss
per ordinary share	$(0.43)	$(0.50)	$(0.50)	$(0.47)	$(0.43)

Weighted average number of
ordinary shares used in
computing basic and diluted
net loss per share	26,409,180	27,473,341	27,774,535	27,985,957	28,266,273

Consolidated Balance Sheet Data
Cash and cash equivalents,
short-term deposits,
marketable securities	$16,707	$20,574	$31,821	$25,403	$15,082
Long-term deposits and
marketable securities	43,803	27,854	4,983	1,000	2,080
Total assets	67,526	55,353	42,106	30,856	21,666
Accumulated deficit	(92,034)	(105,756)	(119,734)	(132,754)	(144,926)
Total shareholders' equity	59,808	49,566	36,248	25,738	17,285

(*)	Includes stock based compensation – see Note 10 of our 2007 consolidated financial statements.

        For additional financial information, please see “Item 5. Operating and Financial Review and Prospects – Results of Operations”.

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

Factors Related to our Financial Results and Financing Needs

We cannot provide assurance that our business model will succeed in generating revenues.

        Our business model is primarily based on receiving revenues in the form of fees, milestones, and royalties and other revenue sharing payments from licensees and co-development partners of drug and diagnostic products based on our product candidate discoveries. From 1997 through 2004 most of our research efforts were targeted at obtaining deeper understandings of selected biological phenomena at the molecular level and creating algorithms and other computational biology tools that would allow the building of predictive models of such phenomena, with the belief that these capabilities would provide a basis for systematic product candidate discovery in the future. During this period we obtained limited revenues by providing certain of these capabilities to third parties in the form of services and software products. In 2004, having achieved what we believed to be the required infrastructure in terms of experienced scientists, computational tools and models, and scientific understandings, we began to focus a portion of our R&D efforts on the creation of field specific discovery platforms intended to provide product candidates, primarily for licensing to third parties, and discontinued commercialization of computational biology tools and services. Accordingly, in 2004, we recognized computational tools and services revenue of approximately $2.6 million and in 2005 and 2006, we recognized approximately $646,000 and approximately $205,000 of such revenue respectively. Our business model now depends on our ability to generate revenues primarily in the form of fees, milestones, and revenue sharing payments from the licensing and commercialization of current and future product candidate discoveries, and our ability to do so remains untested. To date we have received only minimal revenues from the licensing of our initial product candidates, recognizing $10,000 and $180,000 of such revenue in 2006 and 2007 respectively. We cannot be certain this business model will generate a stable or significant revenue stream. The inability to derive adequate revenues from our business model would significantly impede improvement in our operating results and liquidity.

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability

        We incurred net losses of approximately $14 million in 2005, approximately $13 million in 2006 and approximately $12 million in 2007. As of December 31, 2007, we had an accumulated deficit of approximately $145 million. We expect to continue to incur net losses in the future due in part to the costs and expenses associated with our research and discovery activities, including the building and validation of additional discovery platforms. We cannot assure you that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may be required to allocate substantial additional funds in the future to our discovery and validation activities, and we may never be able to achieve profitability.

        Our discovery efforts primarily consist of developing and validating discovery platforms on a field by field basis, and then utilizing these platforms to discover therapeutic and diagnostic product candidate molecules that we believe have potential therapeutic or diagnostic applications. In 2007, as in previous years, we allocated a substantial portion of our cash and other resources to these research, validation and discovery activities and we intend to continue to do so. To date, these activities have generated only negligible revenues. These activities may never generate significant revenues and we may never achieve profitability.

We will need to raise additional capital. If we are unable to raise additional capital in the future, we may need to curtail or cease operations, and if we do raise additional capital, to the extent such capital is based on the sale of equity, our existing shareholders are likely to experience dilution of their shareholdings.

        As of December 31, 2007, we had cash and cash equivalents, short-term deposits and marketable securities of approximately $15.1 million, and long-term deposits and marketable securities of approximately $2.1 million, a reduction of $9.2 million from December 31, 2006. We do not anticipate that we will achieve profitability in the near future and believe that we will need additional funds to continue financing our discovery, validation, development and commercialization activities. As most of our expenses are incurred in New Israeli Shekels (NIS), our cash position has also been negatively impacted by the recent depreciation of the U.S. dollar against the NIS.  To the extent that the U.S. dollar depreciates further against the NIS, we may need to raise additional capital sooner than we had otherwise estimated. If we raise additional capital by issuing equity securities, we expect that our shareholders will experience dilution of their shareholdings.

        We cannot provide any assurance that additional financing will be available on terms that are favorable to us, if at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. In particular, the recent downturn in the credit and liquidity markets may restrict our ability to borrow funds or raise capital on favorable terms or at all. If we are unable to obtain the required additional financing on commercially reasonable terms, we may have to curtail or cease our discovery and validation activities, or restrict or cease operations.

If we are unable to continue to successfully apply for research and development grants, our financial results may be materially harmed.

        We receive research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, from the Israel-U.S. Bi-national Industrial Research and Development Foundation and from the European Community, under the European Union’s 6th Framework Program. In 2007, the grants we received and that accrued totaled approximately $1.4 million, compared with approximately $1.7 million in 2006 and approximately $2.0 million in 2005. Our entitlement to receive these grants is dependent on, among other things, our compliance with the various grants’ respective terms and conditions. In addition, the total value of grants that the Office of the Chief Scientist makes available generally, and to each individual grantee, has gradually decreased in recent years and may reduce or eliminate these benefits in the future.

        If we do not comply with the terms and conditions of the grants or if we do not succeed in obtaining these or similar grants in the future, or if we will be able to obtain only a reduced amount of grants, we may have to restrict certain research activities.

Factors Related to our Discovery and Development Activities and to the Commercialization of our Discoveries

Our approach to discovering novel therapeutic and diagnostic product candidates is itself novel and has not yet been fully proven or validated and may never lead to marketable products. If this approach does not prove to be successful, our business will be significantly harmed.

        Our method of discovering novel product candidates primarily involves first utilizing our computational biology capabilities and predictive models to generate in silico (ie. computers) a large number of potential product candidates in the field of interest. Next we utilize proprietary algorithms and tools and other methodologies to select from this large number of potential product candidates a smaller number of novel molecules that we believe have the highest probability of being product candidates for such field of interest. Some or all of these selected molecules are then synthesized and undergo in vitro and/or in vivo validation testing. By using this approach, we have successfully validated the predictive capabilities of a number of discovery platforms, and in addition have discovered numerous product candidates in a number of diagnostic and therapeutic areas that were first predicted in silico and then initially validated in the laboratory. However, our approach in general has not yet been proven or validated beyond this initial validation and we cannot predict whether any of such discoveries will be suitable for development into therapeutic or diagnostic products or that our discovery method will continue to yield product candidate in these and other fields of interest.

If we or our licensees and collaborators are not able to find any biological activity for the therapeutic and diagnostic product candidates that we discover, or potential licensees or collaborators do not believe that this is an effective discovery methodology, or our approach is ultimately proven to be ineffective or non-competitive for discovering candidates suitable for development into therapeutic and diagnostic products, or we or our licensees or collaborators fail to commercialize our discoveries, our business will likely be significantly harmed.

The success of our business largely depends on our discovery platforms and related technologies. The predictive capabilities of our discovery platforms are largely unproven and may never lead to marketable products. If we fail to continue to develop and enhance our discovery platforms, make novel discoveries, or focus on the most promising discoveries, our business will likely be materially harmed.

        Our proprietary discovery platforms are designed to predict, select and validate potential product candidates in the selected field of interest. These discovery platforms essentially model biological processes, whether physiological or pathological. This modeling is partial and might not be sufficient to result in true predictions to the biological processes as they occur naturally. Even if we make true or partially true predictions, we might be able only to repeat discoveries already made by others and not be able to make novel discoveries. This may result either from feeding our discovery platforms with data already used by others or by developing discovery platforms already developed, wholly or partially by others, or from inherent incapacity of the prediction capabilities of our discovery platforms. In addition, since our research and discovery resources are limited we might be able to progress with only a fraction of our discoveries. We currently assess which discoveries to validate based on various criteria. If we fail to select the right candidates to progress with, either due to lack of experience or applying the wrong criteria, the selected candidates may never result in a marketable product. Additionally, we may not be able to make the necessary new developments and enhancements to our discovery platforms and related technologies in order to compete successfully within the pharmaceutical and biotechnology industries.

We rely on access to public and commercial databases to feed our discovery platforms and on the quality of the data available from those databases, and if we are denied access to these databases for any reason or if the quality of available information is poor, or if the quantity of the available information is insufficient, our operations and business may be harmed.

        In the development and validation of our discovery platforms and of the resulting therapeutic and diagnostic product candidates, we rely on our ability to access and use public and commercially available databases. The quality of our platforms and discoveries is in part dependent on the quality and quantity of the data in these databases. If we are denied access to these databases, or if we are granted access to such databases on terms, which are not commercially reasonable, or if the quality of data available from those databases is poor, or if the quantity of the available information is insufficient, our business and our results of operation may be materially harmed.

        We rely on access to high-quality biological samples supported by detailed clinical records to conduct parts of our discovery activities and to perform experimental analysis and initial clinical validation. If we will fail to identify and purchase such samples for any reason or if the quality of available biological samples is poor, or if the quantity of the available biological samples is insufficient, our discovery and validation capabilities may be harmed.

        In carrying out our discovery and development of therapeutic and diagnostic product candidates, we rely on our ability to access and use commercially available biological samples. The quality of our discoveries is in part dependent on the quality and quantity of available biological samples. If we will fail to identify and purchase such samples for any reason or if the quality of available biological samples is poor, or if the quantity of the available biological samples is insufficient, our discovery and validation capabilities may be harmed.

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

        We face a number of risks of failure that are inherent in the process of developing and commercializing therapeutic and diagnostic products. These risks include, among other risks, the possibility that:

—	our therapeutic product candidates will be found to be pharmacologically ineffective or toxic or to have other detrimental side effects;

—	our diagnostic product candidates will prove to be ineffective in distinguishing between healthy and disease samples or in providing information relating to a patient’s response to a drug;

—	our collaborators will not fully develop or commercialize to the full extent our product candidates for economic reasons, including competition with other product candidates;

—	our collaborators will fail to receive applicable regulatory approvals;

—	our collaborators will fail to manufacture these products on a large scale in a cost effective manner;

—	our collaborators will fail to develop and market products based on our discoveries prior to the successful marketing of competing products by others or prior to expiry of the patents protecting such products;

—	the development, marketing or sale of our product candidates will fail because they may infringe third party intellectual property rights;

—	the development, marketing or sale of our product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights; and/or

—	once a product is launched in the market, there will be little or no demand for it as a result of its exclusion from health funds’ reimbursement schemes or as a result of there being alternative products available for sale.

        If one or more of these risks or any similar risks materialize, our business and financial results may be materially harmed.

        The pharmaceutical industry may not be willing to consider in-licensing potential products which are at an early stage of their development

        Pharmaceutical and biotechnological companies may not be being willing to in-license product candidates that are at an early stage of their development or at a stage of development that we currently seek to attain for our product candidates. Even if we are successful in commercializing our product candidates at an early stage of development, the consideration that we expect to receive would be relatively low. The consideration that we would expect to receive in consideration for commercializing our products candidates increases commensurately with the stage of development that we attain for our product candidates.

We have limited experience in, and limited resources for, the discovery and development of therapeutic and diagnostic product candidates, and if we fail to maintain and/or acquire the appropriate experience, our business may be materially harmed.

        Our experience in the discovery and development of therapeutic and diagnostic product candidates is limited. In order to successfully develop and commercialize therapeutic and diagnostic product candidates, we must either access such expertise via collaborations or improve our internal expertise, capabilities and facilities. We may not be able to maintain and/or engage any or all of the experts that we need in order to do so.

        If we fail to have available at the appropriate times all of the required experience and expertise in the discovery and development of therapeutic and diagnostic product candidates, we may be unsuccessful in our discovery and development activities, and as a result our business may be materially harmed.

We or our collaborators may be unable to obtain regulatory approval of any of our therapeutic or diagnostic candidates, and if we or our collaborators fail to obtain such regulatory approval, our business will be materially harmed.

Therapeutic or diagnostic product candidates that we or our collaborators develop will likely be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Successful preclinical testing and clinical trials and an extensive regulatory approval process are required to in the United States and in many other foreign jurisdictions before a product can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain Food and Drug Administration and other approvals for therapeutic and diagnostic products is unpredictable but may exceed several years following the commencement of clinical trials. It is possible that none of the product candidates we or our collaborators develop will obtain the appropriate regulatory approvals necessary to begin selling them. Furthermore, because some of the therapeutic products we are intending to develop may represent a newly discovered class of therapeutic products or a new indication or new use for an existing drug, without clear FDA guidelines for development, the FDA may not have established definitive policies, practices or guidelines in relation to these products or uses. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the development of our product candidates. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular product candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product. We or our collaborators are also subject to numerous regulatory requirements outside the United States governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The regulatory approval process outside the United States includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in these jurisdictions. Therefore, approval by the FDA does not assure approval by regulatory authorities outside the United States.

We have no experience in conducting and managing human trials. If we fail in the conducting of such trials, our business will be materially harmed.

We have no experience in conducting and managing the clinical trials which will be necessary to obtain regulatory approvals for our therapeutic or diagnostic product candidates. To the extent that we or our licensees choose to rely on third parties for clinical development, our control over these critically important activities will be reduced. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, clinical trials could be delayed and our business materially harmed.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

        The biotechnology and pharmaceutical industries are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate and partner with licensees and/or collaborators to commercialize therapeutic and diagnostic products or product candidates. Our competitors include pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent that they develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel therapeutic and diagnostic product candidates.

        Many of our competitors benefit from greater market recognition, and have substantially greater financial, technical, human, research and development, and marketing resources than we do. Since we are a small company with limited human resources, we are not able to work with a large number of collaborators in parallel. Our competitors may discover and develop product candidates or market and sell products based on their discoveries, in advance of us or of our collaborators or licensees. They may also obtain patents and other intellectual property rights before us and thereby prevent us from pursuing the development and commercialization of our discoveries. For information about the specific competitors with whom we compete, see “Competition” under “Item 4. Information on the Company.”

        If we are unable to compete successfully against existing or potential competitors, our financial results and business may be materially harmed.

The trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may adversely affect us.

        There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries. This consolidation trend may result in the remaining companies having greater financial resources and discovery technological capabilities, thus intensifying competition in these industries. This trend may also result in fewer potential collaborators or licensees for our therapeutic and diagnostic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing licensees or collaborators as a result of such consolidation.

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

        To date, we have granted a small number of licenses for the development and commercialization of our product candidates. Since the beginning of 2007, we have entered into seven (7) new license collaboration agreements for the development and commercialization of a multiple number of our product candidates.

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

We may not be able to find collaborators or licensees that will agree to license our discoveries at an early stage, and if we do not find these collaborators or licensees, our business will likely be materially harmed.

        Our strategy for the development and commercialization of therapeutic and diagnostic product candidates is based on our discovery and early stage validation and in some cases, may reach pre-clinical development of those product candidates. We consider early stage development of diagnostic product candidates to be a stage at which their existence is validated. At this stage we may demonstrate that the product candidate is differentially expressed in different physiological conditions, but in any case with no clinical proof. We consider early stage development of therapeutic product candidate, to be a stage at which we show biological activity of that candidate in animal models. We either carry out such early stage validation work ourselves or we engage third parties to provide such validation work but we ordinarily seek to rely on our collaborators and licensees to carry out further product development.

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

        The risks that we face in connection with our existing collaborations, licenses and other business alliances as well as those that we may enter into the future include, among other things, the following:

—	we may be unable to comply or fully comply with our obligations under license or collaboration agreements into which we enter, and as a result, we may not generate royalties from such agreements, and our ability to enter into additional agreements may be harmed;

—	our collaborators may have significant discretion in electing whether to pursue any of the planned activities and the manner in which this will be done;

—	we may not be able to control our collaborators’ or licensees’ willingness to pursue development of our product candidates, or the amount of resources that our collaborators will devote to the collaboration;

—	changes in a collaborator's or a licensee's business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement with us;

—	ownership of the intellectual property generated under our collaborations may be disputed;

—	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able nor willing to make;

—	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

—	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration; and

—	our collaborators may fail to develop or commercialize successfully any products based on product candidates to which they have obtained rights from us.

        If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

Factors Related to our Operations

The licensing cycle for our commercial offerings is complex and lengthy and as a result, we may expend substantial funds and management resources with no assurance of success.

        We are required to negotiate agreements containing terms unique to each licensee and collaborator and which suit each licensee’s or collaborator’s specific discovery, development and business strategies. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. As a result, the process of preparing and negotiating our licensing and other agreements is complex, and may take 12 months or longer. These business development and related commercial activities require the input and efforts of our key management personnel.

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

Revenues that we may generate from commercialization of our technologies or discoveries may be reduced because of obligations to pay back Israeli governmental grants or other grants that we receive.

        The development of some of our technologies and of the discoveries that we make have been and may in the future be partially funded by governmental grants that we receive from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. According to Israeli law, certain restrictions and obligations may be imposed on us in relation to the development and commercialization of discoveries that are financed by these grants. These obligations and restrictions may be imposed if we were to seek to manufacture the technologies or the discoveries outside of Israel or transfer certain of our know-how within or outside of Israel.

        We believe that these obligations and restrictions do not apply to us for a number of reasons, including our strategy to license the candidates discovered using our platform technology and not to transfer the know-how subsisting in our platform technologies and discovery platforms. We also believe that these restrictions do not apply to the sale or to the export of product candidates that we develop using or based on our Office of the Chief Scientist-funded platform technologies or discoveries. In addition, due to certain changes to the applicable Israeli law that came into force in June 2005, some of these obligations and restrictions have been amended and reduced in scope.

        Nevertheless, if the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor adopts a view contrary to our own or if restrictive statutory changes are legislated in the future, our ability to commercialize some of our technologies or discoveries may be limited.

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data, and if we are unable to do so, our business may be harmed.

        We rely heavily on the use and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communication networks and software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers, communication, and hardware and software systems as well as our data and third parties’ data. However, these methods may not protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. A party who has access to our proprietary data could misappropriate such data, make unauthorized use of or unintentionally destroy all or part of such proprietary data. In addition, a party who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Such publication of proprietary data could materially harm our intellectual property position, thereby seriously harming our financial condition. These security problems, if significant, could harm our operations and even cause our business to cease.

We may be subject to claims related to hazardous chemicals and biological materials that we use, and these claims may harm our business.

        Our research and development activities in some cases may involve the controlled use of biological and chemical materials, a small amount of which could be hazardous. We cannot eliminate the risk of accidental contamination or discharge of any of these materials. If hazardous biological or chemical materials in our possession were to be improperly used, this could result in harm to persons or property and we could be subject to both civil damages and criminal penalties. In such event, our liability may exceed our insurance coverage.

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

        We rely heavily on our proprietary know-how and trade secrets that we develop and that are not protectable or protected by patents. The protective measures that we employ may not provide adequate protection for our trade secrets and know-how. Our business collaborators, licensees, employees, advisers and consultants may disclose our proprietary know-how or trade secrets in violation of their obligations to us. We may not be able to meaningfully protect our rights in our proprietary know-how or trade secrets against such unauthorized disclosure and any consequent unauthorized publication.

        If we are not able to adequately protect our proprietary know-how and trade secrets, competitors may be able to develop technologies and resulting discoveries and inventions that are the same or similar to our own discoveries and inventions. This could erode our competitive advantage and materially harm our business.

We may not be able to obtain or maintain patent protection for our inventions and if we fail to do so, our business will likely be materially harmed.

        The success of our business depends, to a large extent, on our ability to obtain and maintain patents that cover our therapeutic and diagnostic product candidates. We have applied for patents covering our therapeutic and diagnostic product candidates as well as aspects of some of our technologies. We have a total of nine patents, of which eight are U.S. patents and one is an Australian patent. We plan to continue to apply for patents as we deem appropriate, but we cannot assure you that our patent applications will be accepted, or that they will be accepted to the extent that we seek.

        The process of obtaining patents for inventions that cover our products is uncertain for a number of reasons, including but not limited to:

—	the patenting of our inventions involves complex legal issues, many of which have not yet been settled;

—	legislative and judicial changes, or changes in the examination guidelines of governmental patent offices may negatively affect our ability to obtain genes and gene-based patents;

—	in view of the finite number of human genes, we face intense competition from other biotechnology and pharmaceutical companies who have already sought patent protection relating to gene-based discoveries that we may intend to develop and commercialize;

—	publication of large amounts of genomic data by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

—	even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from using our patented inventions; and

—	even if we succeed in obtaining patent protection, our patents could be partially or wholly invalidated, including by our competitors.

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

        As a result of the existence of such third party intellectual property rights, we have been and may be required further to:

—	forgo the research, development and commercialization of therapeutic and diagnostic products candidates that we discover, notwithstanding their promising scientific and commercial merits; or

—	invest substantial management and financial resources to either challenge or in-license such third party intellectual property, and we cannot assure you that we will succeed in doing so on commercially reasonable terms, if at all.

        We do not always have available to us, in a timely manner, information of the existence of third party intellectual property rights related to our own discoveries. The content of U.S. and other patent applications remain unavailable to the public for a period of approximately 18 months from their filing date. In some instances, the content of U.S. patent applications remain unavailable to the public until the patents are issued. As a result, we can never be certain that development projects that we commence will be free of third party intellectual property rights. If we become aware of the existence of third party intellectual property rights only after we have commenced a particular development project, we may have to forgo such project after having invested in it substantial resources.

We may infringe third party rights and may become involved in litigation, which may materially harm our business.

        If a third party accuses us of infringing its intellectual property rights or if a third party commences litigation against us for the infringement of patent or other intellectual property rights, we may incur significant costs in defending such action, whether or not we ultimately prevail. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive. Costs that we incur in defending third party infringement actions would also include diversion of management’s and technical personnel’s time. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from further developing our discoveries or commercializing our products. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from the prevailing third party. If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures.

Factors Related to our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. federal income taxes.

        There is a risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our assets for the taxable year produce or are held for the production of passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2007. However there are no assurances that the Unites States Internal Revenue Service (“IRS”) will not challenge this conclusion.

        U.S. holders should carefully read “Taxation, United States Federal Income Tax Consequences” under “Item 10. Additional Information” for a more complete discussion of the U.S. federal income tax risks, including the potential application of the PFIC rules, related to acquiring, owning and disposing of our ordinary shares.

        We have a very limited operating history based on the commercialization aspects of our business model, upon which to base an investment decision or upon which to predict our revenues.

        Our business model depends on our ability to generate revenues primarily in the form of fees, milestones, and revenue sharing payments from the licensing and commercialization of current and future product candidate discoveries, and our ability to do so remains untested. To date we have received only minimal revenues from the licensing of our initial product candidates, recognizing $180,000 of such revenue in 2007. We cannot be certain that this business model will ever generate a stable or significant revenue stream. Our operating history provides an extremely limited basis for you to assess our ability to commercialize generate significant fee, milestone, and revenue sharing revenues from the licensing and commercialization of our product candidate discoveries, or the advisability of investing in our securities.

Our share price has been volatile and may be volatile in the future and this could limit investors’ ability to sell stock at a profit and could limit our ability to successfully raise funds.

        During the last two fiscal years, our stock price on the Nasdaq Global Market has traded at a low of $1.60 to a high of $5.20. The volatile price of our stock may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

—	delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

—	achievement or rejection of regulatory approvals by our competitors or us;

—	announcements of technological innovations or new commercial products by our competitors;

—	developments concerning proprietary rights, including patents;

—	developments concerning our collaborations;

—	regulatory developments in the United States, Israel and other countries;

—	economic or other crises and other external factors;

—	period to period fluctuations in our revenues and other results of operations;

—	changes in financial estimates by securities analysts;

—	our need to raise additional funds;

—	our inability to disclose the commercial terms of our commercial collaborations;

—	our inability to show and accurately predict revenues; and

—	sales of our ordinary shares.

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

        Our quarterly operating results have fluctuated. Since we seek to generate revenues from collaborators and licensees commercializing therapeutic and diagnostic products that are based on our discoveries and which are enabled by the use of the intellectual property, scientific know-how and computational biology capabilities, our quarterly operating results may fluctuate in the future. The fluctuations may result from the extent to which our collaborators and licensees succeed in commercializing our technology.

        Our operating results may also fluctuate as a result of, among other things:

—	inflation/deflation in Israel or changes in the conversion rate between New Israeli Shekel and other currencies;

—	the outcome and length of conflicts in the Middle East;

—	the time within which our collaborators and licensees may develop our therapeutic and/or diagnostic product candidates into revenue-producing products; and

—	our ability to secure research and development grants.

        These fluctuations may cause our share price to fluctuate significantly. If our operating results fail to meet the expectations of the investment community, this may cause reductions in our share price. Quarterly results should not be relied upon as indications of future performance, and comparisons of quarterly results of operations may not be any meaningful indication of our progress in the long term.

Provisions of Israeli law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and therefore depress the price of our shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer, even if such an acquisition would be considered beneficial by a majority of our shareholders, and therefore depress the price of our shares. For information about these limitations, see “Anti-Takeover Provisions under Israeli Law” Under “Item 10. Additional Information.” Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

        Our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council, the armed takeover of Gaza by Hamas militants and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. We cannot give you any assurance that this will continue to be the case. However, if there were to be emergency conditions, some of our key employees may be called to active duty for extended periods of time and could adversely affect our operations. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

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

Our results of operations may be adversely affected by inflation and/or by a devaluation of the Dollar against the New Israeli Shekel.

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel. In 2007, and until February 29, 2008, the dollar depreciated against the NIS by approximately 14%. This has impacted us accordingly. Further depreciation could have a material adverse effect on our results of operation and financial condition. However, our operations could also be adversely affected if we will be unable in the future to guard against devaluation of the Dollar against the New Israeli Shekel.

We may not continue to be entitled to certain tax benefits.

        We are entitled to certain tax benefits under Israeli government programs.

        The tax benefits that we are entitled to receive are a function of the “Approved Enterprise” status of our existing facilities in Israel. For more information, see “Item 5. Operating and Financial Review and Prospects; Operating Results; Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect our Operations”. To date we have not received any such tax benefits because we have not yet generated any taxable income. To maintain our eligibility for these tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital.

        If we cease to become entitled to these tax benefits, we may be required to pay increased taxes on the taxable income that we may generate in the future from funded technology.

It may be difficult to enforce a U.S. judgment against us, or our officers and directors or to assert U.S. securities law claims in Israel.

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

History and Development of the Company

        Our legal and commercial name is Compugen Ltd. We were established as a corporation and have operated under the laws of the State of Israel since 1993. Our principal offices are located at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, and our telephone number is +972-3-765-8585. The principal offices of Compugen UK Ltd, a wholly-owned UK subsidiary are located at c/o Levy Cohen & Co., 37 Broadhurst Gardens, London NW6 3QT. The mailing address of Compugen USA, Inc. (formerly known as Compugen, Inc.), our wholly-owned U.S. subsidiary and our agent in the United States, is 560 S. Winchester Blvd., Suite 500, San Jose, California 95128, and its telephone number is (408) 236-7336. Our primary Internet address is www.cgen.com. None of the information on our website is incorporated by reference into this annual report.

        Our initial business beginning in 1994 was to develop and commercialize a computer hardware system and software applications to accelerate homology searches of biological sequences under the name “Bioccelerator” to facilitate an understanding of the human genome proteins. Thereafter, we began to develop better algorithms to increase the speed of processing and to cope with the higher level of complexity of life at the molecular level. The initial result of this effort was an understanding that the majority of human genes can express multiple transcripts (i.e. alternative splicing) and therefore multiple proteins.

        Beginning with this understanding of alternative splicing, our research efforts were then largely directed to obtaining additional deeper predictive understandings of selected biological phenomena at the molecular level, including how genes express transcripts, how transcripts become proteins, and more recently, how proteins are cleaved to create peptides. These efforts, over more than 10 years, have created a core infrastructure of multidisciplinary and experienced researchers, computational biology systems, tools and algorithms, proprietary understandings and predictive models of key aspects of life at the molecular level. During this period we obtained revenues by providing certain of these capabilities to third parties (including multi-million dollar collaborations with Abbott Laboratories, Human Genome Sciences Inc., Novartis Pharma AG and Warner-Lambert Company, and the United States Patent and Trademark Office) in the form of services and software products.

        In 2004, having achieved what we believed to be the required infrastructure in terms of experienced scientists, computational tools and models, and scientific understandings, we began to focus a portion of our R&D efforts on the creation of field specific discovery platforms intended to provide product candidates, primarily for licensing to third parties, and discontinued commercialization of computational biology tools and services. (The Bioccelerator product line was sold in 2003). To support this new focus, during 2003 and 2004 we expanded our biology laboratory by, among other things, expanding its floor space and adding new functions and equipment. During that time, we also recruited experts for the purpose of strengthening our protein expression, production, purification and analysis capabilities. In December 2005, we underwent a re-organization to concentrate on the discovery, validation and commercialization of our therapeutic and diagnostic biomarker product candidates and relevant research and discovery activities. As part of this re-organization we reduced the number of our employees by approximately 25%.

        Our business model now depends on our ability to generate future revenues primarily in the form of fees, milestones, and revenue sharing payments from the licensing and commercialization of current and future product candidate discoveries. These product candidate discoveries are based almost entirely on the creation of an increasing inventory of discovery platforms in selected fields of interest.

        We incorporated our wholly-owned U.S. subsidiary, Compugen USA, Inc., in 1997 and in January 2008, we established a wholly-owned UK Subsidiary, Compugen UK Ltd. Our research and discovery, business development and commercial operations are all carried out primarily from our Tel Aviv offices.

        In August 2000, we sold 5,000,000 of our ordinary shares in an initial public offering of our shares on the Nasdaq Global Market at $10.00 per share. In September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. In January 2002, we listed our shares for trading on the Tel Aviv Stock Exchange (TASE).

        In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. On August 1, 2004, we transferred all of the assets and liabilities of this division to Keddem Bioscience, a wholly-owned subsidiary. This transfer was part of our continuing efforts to streamline our focus on, and the discovery and development of, novel therapeutic proteins and diagnostic biomarkers through the creation and utilization of field-oriented discovery platforms. In August 2007, we announced that we suspended Keddem’s operations. We continue to seek to maximize the value of the intellectual property remaining in Keddem by seeking third party funding, but we can give no assurances that we will succeed.

        In 1999, we established a division to utilize our in silico predictive discovery capabilities in the agricultural biotechnology field. On January 1, 2002, we transferred this business to Evogene Ltd., in which we have approximately a 10.97% shareholding (TASE: EVGN – for additional information, see www.evogene.com). For more information about these transactions and our holdings in Evogene, see Item 7, “Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.”

Recent Developments

        In February 2007, we announced the development of our G-protein coupled receptor (GPCR) Therapeutic Peptide Ligand discovery platform and eight novel peptides that activate GPCRs discovered through the use of this new platform.

        In July 2007, we announced the development of a new discovery platform for the identification of existing drug molecules that are predicted to have important therapeutic indications that are currently not known (New Indications), and the selection at such time, of nine product candidates from the initial use of this platform, three of which successfully completed in vitro screening and advanced to in vivo studies.

        In January 2008, we announced results from initial in-vivo validation studies of CGEN-855A and CGEN-855B, two novel peptide agonists of the FPRL1 GPCR, which may serve as anti-inflammatory and cardio-protective drug candidates, discovered using the Company’s GPCR ligand discovery platform.

        In February 2008, we announced positive in-vivo results for two novel peptide agonists of the MAS GPCR, indicating cardio-protective effects and therapeutic potential for the treatment of various cardiovascular and other pathologies. The two peptides – CGEN-856 and CGEN-857 – were identified using Compugen’s GPCR ligand discovery platform.

        In March 2008, we announced the development and validation of our Blockers of Disease-Associated Conformation (DAC Blockers) platform, a discovery platform for the identification of peptides that block proteins from adopting their disease-associated conformations. Two of the predicted therapeutic peptide candidates from the pilot validation run of the platform showed initial experimental verification, one with anti-inflammatory and the other with anti-cancer activities.

        On April 1, 2008, we announced the discovery and experimental verification of CGEN-144, a novel variant of Troponin I biomarker, and the signing of a research and license option agreement with Biosite, Inc. We simultaneously announced that a patent for this biomarker was granted by the US Patent and Trademark Office.

Business Overview

        We are a company that engages in early stage drug and diagnostic discovery. Our business is focused on developing and using our growing inventory of discovery platforms to predict, select and validate therapeutic drug candidates and diagnostic biomarker candidates. Prediction and selection is largely computer based within each platform, while we use experimental biological processes to validate product candidates. We seek to enter into early stage commercial collaborations with third parties to develop drug and diagnostic products based on our candidates under various types of milestone and revenue sharing agreements. Our initial discovery platforms have focused mainly on cancer, cardiovascular and immune-related diseases.

        We are focused on and are structured along the lines of our three principal activities: (i) research and discovery; (ii) therapeutics; and (iii) diagnostics.

        Research and Discovery: Our research and discovery activities consist of two primary and overlapping components. The first is our continuing effort to obtain deeper predictive understandings of important biological phenomena at the molecular level through the analysis of biological data of various types such as DNA or RNA sequences, gene expression data, protein network data, data related to drugs in development and drugs already being commercialized. The second utilizes these understandings, along with field specific information, to develop field-focused discovery platforms. Both components require the use of our extensive base of proprietary algorithms and other computational biology systems and tools.

        Therapeutics and Diagnostics: In each field, we seek to discover novel candidates that answer unmet medical needs and that may be suitable for further development as therapeutic or diagnostic products. Although each of our platforms is field- or disease-specific, our general approach is not, and can be utilized for numerous applications, both therapeutic and/or diagnostic. At any given time, our discovery efforts may span a number of candidates which may become diagnostic or therapeutic products. Our therapeutic candidates include either novel peptides or proteins that are themselves drug candidates, targets to potential drugs, like specific receptors of cancer cells, or known small molecules with new indications. Our diagnostic biomarkers indicate, among others, the presence or absence of a physiological condition, such as a disease, or a person’s predisposition to either acquire a disease or to respond to a therapeutic treatment.

        Our business model is based on entering into commercial collaborations with leading diagnostic, biotechnology and pharmaceutical companies, as well as academic and medical institutions, which have the ability to support and fund discovery activities as well as commercial development of our early-stage discoveries and candidates from pre-clinical stages for therapeutics or from initial clinical validation for diagnostics. We intend to generate revenues through milestone and royalty based license agreements and joint development agreements with these collaborators. We have entered into several such agreements, but we have not yet recognized significant revenues from these agreements.

        Research and Discovery

        We develop predictive biological computer based models and platforms that better enable us to discover potential therapeutic or diagnostic product candidates by analyzing biological data of various types such as DNA or RNA sequences, gene expression data, protein network data and data related to drugs in development and to drugs already being commercialized.

        In general, each Compugen discovery platform targets a specific field and consists of three modules: Prediction, Selection and Validation. The first two modules are largely in silico (i.e. performed by computer) with the third, being laboratory based in-vitro and in vivo experimental validation of selected candidates. The Prediction module utilizes our computational biology capabilities and predictive models with field specific information to generate in silico a large number (sometimes in the hundreds of thousands) of potential product candidates in the field of interest. Next, the Selection module utilizes proprietary algorithms and tools and other methodologies to select from this large number of potential product candidates a smaller number of molecules (typically in the low hundreds) that we believe have the highest probability of being product candidates for that specific field of interest. Some or all of these selected molecules are then synthesized and undergo in vitro and/or in vivo validation testing in the third module. By using this systematic approach, we have successfully validated the predictive capabilities of a number of discovery platforms, and in addition have discovered numerous product candidates in a number of diagnostic and therapeutic areas that were first predicted in silico and then initially validated in the laboratory.

        Our current inventory of validated discovery platforms is as follows:

—	Splice Variant based Therapeutic Proteins: Alternative Splicing is a biologicalphenomenon that enables multiple protein products from a single gene. Our historical platform, the “LEADS infrastructure platform” models this phenomenon by analyzing databases of sequence data, mainly ESTs (Expressed Sequence Tags – short sub-sequences of a transcribed spliced nucleotide sequence) and predicts the collection of human proteins (proteome), among them many potential novel splice variants. In some cases, splice variants could be drug candidates. The LEADS infrastructure platform is used in other discovery platforms as well.

—	Nucleic-Acid Disease Markers: Using the LEADS infrastructure platform in combination with a gene expression database, we can identify RNA sequences found in different levels in pathological as opposed to healthy conditions. These RNA sequences can be used as biomarkers for the diagnosis of specific pathological conditions, such as cancer.

—	Protein Disease Markers: Using the same capabilities as above, we can identify RNA sequences that are translated to proteins secreted to the blood stream under various pathological conditions. Such protein sequences, identified in the bloodstream, can serve as biomarkers for the diagnosis of various diseases. This platform serves as the basis of our collaborations with Siemens Healthcare Diagnostics Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company) and Biosite.

—	Monoclonal Antibody Targets: This platform predicts the existence of proteins that can serve as targets for antibody therapeutics. It combines several information sources such as the LEADS infrastructure platform, gene expression profiles and protein domains predictions. We have recently begun to experimentally validate drug target candidates which are novel membrane proteins which we believe may serve as targets for antibody therapeutics and may play a role in the treatment of various cancer and autoimmune diseases. This platform is the basis for the drug target discovery program that forms that enables our collaboration with Medarex.

—	Nucleic-Acid Preclinical Toxicity Markers: Using the LEADS infrastructure platform in combination with gene expression experiments designed to identify drug-induced toxicity biomarkers, we can identify high levels of RNA sequences in tissues that were exposed to toxic drug agents. Such RNA sequences can be used as biomarkers for the early detection of toxicity in preclinical trials. This platform serves as the basis of our collaboration with Teva Pharmaceutical Industries.

—	Non-SNP Drug Response Markers: This platform (also called our “GeneVa platform”) predicts non-SNP variations in the human genome that could be potential drug response and disease predisposition markers. This platform consists of three components: an atlas component with over 200,000 predicted non-SNP variations, a component that associates variations from this atlas with a certain conditions of interest (eg. response to a drug), and an experimental genotyping component that allows testing of variations on human DNA samples. This platform forms the base of our collaboration with Roche for the identification of drug response markers to anti Rheumatoid Arthritis drugs.

—	GPCR Therapeutic Peptide Ligands: G-protein coupled receptors (GPCRs) are desirable drugs targets – at least 40% of drugs currently in the market are thought to act on GPCRs. This platform aims at finding novel peptide ligand agonists to GPCRs that could become drug candidates. This platform is based on a predicted peptidome and our capability to extract from it, GPCR related peptides. Our peptidome is a collection of thousands of novel human peptide sequences which are expected to correspond to natural peptides, and is based on predicting novel cleavage sites in precursor proteins. Using this proprietary platform, we have identified eight novel peptides that activate GPCRs and progressed with three into in-vivo studies. In addition, we signed a collaboration agreement with Merck to use this platform to target and predict peptides likely to activate selected GPCRs and to validate their agonistic activity.

—	New Indications: This platform predicts new indications for existing drugs. It is based in large part on our recently developed, MED (Mining of Expression Data) infrastructure technology, which allows the integration and subsequent querying of multiple types and sources of data, in particular, gene expression results from tens of thousands DNA chips from around the world, covering hundreds of biological conditions (e.g. disease states). The New Indications discovery platform analyzes vast amounts of information and raw data from many different experimental and drug and disease specific sources, including gene expression, known or predicted protein networks, gene regulation data, known or predicted associations between genes and pathologies and other experimental results. A significant value in discovering a new indication of an existing drug is found in the shortened development time and decreased risk due to the existence of safety, toxicity and other data. The MED infrastructure technology is used in other discovery platforms as well.

—	Disease-Associated Conformation Blocker: Our newest discovery platform that can identify segments in proteins of interest that, if introduced therapeutically as synthetic peptides, would block specific conformational changes of such proteins, thereby preventing them from adopting disease-associated conformations and related activities. A key capability of this platform is that it enables a proteome wide search for conformational change blocking peptides in human, viral and bacterial proteomes.

        THERAPEUTIC ACTIVITIES

        We use our discovery platforms to first predict and then select from among the many predictions, likely novel potential drug candidates. After this in-silico prediction and selection of potential candidates, we perform an initial screening experiment that tests for the predicted biological activity. We then identify potential candidates, and select some for preliminary biological testing (usually in-vitro tests) which serves as validation of the discovery platform itself. Using the in-vitro results, we make an assessment based on an internal set of criteria, whether to proceed to more advanced tests (usually in-vivo tests) which may further demonstrate the potential of the discovery platform and enable us to place those molecules with successful results, in our therapeutic pipeline. We may perform these validation activities of our candidates internally or outsource these activities to a third party.

        Our initial therapeutic product candidates include:

—	CGEN-54 is a splice variant of the MCP-1 chemokine – a possible drug candidate for inflammatory conditions and cancer. Inhibition of CCR2, the receptor for MCP-1, has been shown to have an anti-inflammatory effect. Compugen’s variant of MCP-1 is an inhibitor of the CCR2 axis. This protein is currently being evaluated under a collaboration with Teva Pharmaceutical Industries Ltd., where it is being tested in multiple inflammatory and cancer models.

—	CGEN-241 is a splice variant of the MET receptor. The MET receptor is associated with cancer and many MET inhibitors are under development by various pharmaceutical companies, as cancer drugs. Compugen’s MET variant is a soluble receptor of MET and has been shown to have an inhibitory effect on the MET pathway.

—	CGEN-34 is a splice variant of the peptide ANP. This variant is a possible agonist of ANP and is likely to share similar biological properties as ANP, and therefore it could potentially affect the cardiovascular system.

—	CGEN-855 is an FPRL1 GPCR peptide agonist. Activation of the FPRL1 GPCR has been shown to have anti-inflammatory properties. This peptide, predicted by the GPCR peptide ligand discovery platform, has been shown to activate the FPRL1 receptor. In a study based on an in-vivo model of acute myocardial ischemia-reperfusion injury, CGEN-855 and CGEN-855B (which is a shorter peptide derived from CGEN-855) were both shown to provide significant dose-dependent protection against reperfusion injury and reduce infarct size by up to 36%. In another study, both CGEN-855A and CGEN-855B showed up to 50% inhibition of acute inflammation in a mouse model.

—	CGEN-856 and CGEN-857 are MAS GPCR peptide agonists. Activation of the MAS GPCR has been shown to have potential cardiovascular therapeutic properties. These peptides, predicted by the GPCR peptide ligand discovery platform, have been shown to activate the MAS receptor. In an in-vivo model of cardiac remodeling, CGEN-856 and CGEN-857 were shown to provide significant cardio protection, as manifested by reduction of both fibrosis and hypertrophy of cardiomyocytes. Very low (sub-nanomolar) concentrations of these peptides showed significant relaxation of rat aorta (a major blood vessel).

        CGEN-54 is currently being evaluated under an existing collaboration with Teva Pharmaceutical Industries. We are in differing stages of negotiations with various pharmaceutical and drug development companies regarding other of our therapeutic product candidates.

        DIAGNOSTIC ACTIVITIES

        As with our therapeutic discovery efforts, our diagnostic discovery platforms incorporate the prediction of a large number of possible candidates and then selection of those with apparent higher probabilities. After these steps, we make an assessment, based on the set of criteria set forth below, which candidates to seek to experimentally validate. A candidate is “validated” by testing it on a set of clinical samples derived from healthy and diseased individuals. Validation may be accomplished using molecular biology techniques and antibody development and immunoassay -based detection assays. Our principal selection criteria to assess whether or not to validate a candidate are:

—	Novelty and freedom to operate. We select molecules that we predict to be novel and have found to not be covered by third party patents or known patent applications.

—	Differentiation between disease/pathological and healthy conditions. We select molecules that we predict to be present in different quantities in diseased/pathological and healthy human tissues that allow the development of a test having a diagnostic value.

—	Biological characteristics. We select molecules that have biological features, which make them suitable for diagnostic detection. For example, in the case of immunoassay-based diagnostic biomarkers, we select molecules that are predicted to be secreted into the blood stream and therefore possibly detectable in blood.

—	The specific interest of our collaboration partner. The selection of a candidate for validation is often done together with our collaboration partner, based on their diagnostic areas of interest and the specific candidate.

        Our diagnostic discovery platforms together with our related technologies and their experimentally validated novel output have already formed the basis for discovery-based collaborations with:

—	Siemens Healthcare Diagnostics;

—	Ortho-Clinical Diagnostics, a Johnson & Johnson company;

—	Biosite Incorporated;

—	Mayo Clinic;

—	Teva Pharmaceutical Industries Ltd.; and

—	Roche.

        We expect that in 2008 and 2009, as was the case in 2007, we will continue to validate and develop products based on the first wave of discoveries from our immunoassay based diagnostic discovery platforms. We also intend, together with our licensees and collaborators, to continue our discovery activities, which are currently targeted at cancer, cardiovascular and inflammatory diseases, as well as drug-related toxicities, but also extend to other disease areas.

Our Selected Customers and Collaborators

        We have to date entered into a number of agreements under which we have out-licensed novel therapeutic and diagnostic product candidates. We intend to continue to focus on licensing-out our novel therapeutic and diagnostic product candidates, to pharmaceutical, biotechnology and diagnostics companies. We seek to generate revenues from these collaborations primarily in the form of certain predetermined developmental stages and milestones, and royalties from the sales of the drugs and/or diagnostics applications. Under all of the agreements that we have entered to date, we are not subject to any obligation to actually attain developmental, commercialization or other milestones.

On April 1, 2008, we announced the discovery and experimental verification of CGEN-144, a novel variant of Troponin I biomarker, and the signing of a research and license option agreement with Biosite, Inc. We simultaneously announced that a patent for this biomarker was granted by the US Patent and Trademark Office.

        In January 2008, we announced our entry into a collaboration with Merck & Co., Inc., targeted at predicting peptides likely to activate selected G-protein coupled receptors (GPCRs) and validating their agonistic activity. The agreement includes an option to Merck for exclusive worldwide licenses for such peptides – on a peptide by peptide basis – covering the development and commercialization of therapeutic products.

        In December 2007, we announced our entry into a collaborative discovery and license agreement with Roche for the identification and validation of genetic variations for the prediction of response to drugs used for the treatment of rheumatoid arthritis. We plan to utilize our proprietary GeneVa platform to analyze DNA samples and clinical data provided by Roche in order to identify and validate non-SNP (single nucleotide polymorphism) genetic variations that could serve as biomarkers for the predicted response or non-response to selected drugs for treatment of rheumatoid arthritis.

        In August 2007, we announced our entry into an agreement with Teva Pharmaceutical Industries, Ltd. covering CGEN-54, a Compugen-discovered novel splice variant of MCP1. Compugen has begun to provide Teva with research quantities of CGEN-54 and Teva has begun to conduct in vivo validation experiments. Teva has an option to enter into an exclusive, worldwide milestone and royalty-bearing license agreement for the development and commercialization of any resulting products.

        In April 2007, we announced our entry into an agreement with Mayo Clinic targeted at discovering and validating novel biomarkers for diagnosing the presence of unstable atherosclerotic plaques in coronary artery disease and cerebrovascular disease. Coronary artery disease (CAD) is the leading cause of death in the developed world. Vulnerable plaque is regarded as the most common cause of complications from CAD and can lead to increased incidence of heart attack and stroke. We expect to utilize our unique discovery platform approach to predict and validate biomarkers related to active atherosclerotic disease, incorporating data derived from biological materials provided by Mayo Clinic, as well as our own proprietary expression and clinical data.

        In March 2007, we announced our entry into an agreement with Biosite Incorporated (Biosite) for the development and commercialization of immunoassay diagnostic products. Entering into this agreement was an expansion of our immunoassay diagnostic collaboration with Biosite, which we entered into in June 2005. Under this agreement, Compugen and Biosite expanded the number of potential diagnostic biomarkers that we made available to Biosite for selection. Furthermore, our existing collaboration was expanded to cover additional diagnostic fields such as cardiovascular and oncology. As with the initial agreement, we are entitled to receive milestone payments and royalties from the sale of any products emerging from the collaboration.

        In January 2007, we announced our entry into a collaborative agreement with Medarex, Inc. to develop novel monoclonal antibody-based therapeutics for oncology and autoimmune diseases. Under the terms of the agreement, we will share with Medarex discovery, development and commercialization responsibilities on antibody-based therapeutics resulting from the collaboration, and share revenues generated from the sale of such therapeutic products. Under the collaboration, we are utilizing our proprietary antibody-target discovery platform to identify novel drug targets. Medarex plans to develop fully human antibodies against these targets using its proprietary system for developing human antibodies. The collaboration also provides that we may independently pursue diagnostic applications involving certain antibodies and targets.

        In January 2007, we also announced our entry into an agreement with Teva Pharmaceutical Industries to collaborate on a project for the discovery of biomarkers for the detection of drug toxicity in preclinical stages of the drug development process. The initial focus of the collaboration will be on biomarkers for the early detection of potential nephrotoxicity (being toxicity to kidney cells). We may jointly choose to expand the scope of the collaboration to include biomarkers for the detection of hepatotoxicity (being toxicity to liver cells) and/or cardiotoxicity (being toxicity to heart cells) in response to drug treatment. We have granted Teva a license to use the discovered markers for research and development activities while retaining commercialization rights for licensing to other companies, as well as rights for internal use. Under the collaboration, we expect to utilize our proprietary computational tools, discovery platforms and nucleic acid testing technologies for the purpose of predicting and validating toxicity biomarkers. Our integrated analysis will incorporate data derived from biological samples collected by Teva in a preclinical study designed specifically for this project, as well as our proprietary expression and clinical data.

        We currently coordinate a consortium funded by the European 6th Framework as part of a three year collaborative project, which commenced on January 1, 2006. The grants we will receive from this project do not bear any repayment royalties. We enjoy the generic knowledge accumulated in the collaborative project and, as a coordinator of this project, receive the consortium funds from the European Commission and distribute those funds to the consortium members based on an agreement among the consortium members.

        In June 2005, we announced our entry into a collaboration with Ortho-Clinical Diagnostics, Inc, a Johnson & Johnson company, or OCD, for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery platforms. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers which we will then collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD. In exchange, we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We applied together with OCD for a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project. For more information about this grant, see “Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses.”

        In June 2005, we also announced our entry into a collaboration with Biosite, for the development and commercialization of immunoassay based diagnostic products based on the output of our diagnostic discovery platforms. Under the terms of this agreement, we granted to Biosite an exclusive license in the diagnostic field to use certain of our targets for immunoassay based diagnostic applications. In return for this grant, we are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration.

        In August 2004, we entered into a broad pipeline discovery-based collaboration with Diagnostic Product Corporation, a division of Siemens Healthcare Diagnostics (DPC) for the development and commercialization of certain diagnostic products based on the output of our diagnostic discovery platforms. The terms of this agreement allow DPC to develop and commercialize immunoassay and nucleic-acid based diagnostic products that are based on candidate biomarkers that we already discovered, as well as additional candidates that may arise out of the collaboration. We are entitled to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration. In February 2006, we entered into an expansion agreement with DPC under which we agreed to collaborate in relation to up to an additional five diagnostic product candidates. The terms of the expansion agreement entitle DPC to acquire a license to candidates that Compugen validates using serum samples to be supplied by DPC, in consideration for an option and milestone payments that are in excess of the analogous payments under the original agreement.

Our Strategy

        Our mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. Our increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on our decade-long focus on the predictive understanding of important biological phenomena at the molecular level.

        To date, we have commenced implementing this strategy through (i) the successful development and validation of the predictive capabilities of our nine discovery platforms, (ii) the discovery of numerous product candidates in several diagnostic and therapeutic areas that were first predicted and selected in silico and then initially validated in vitro and/or in vivo in the laboratory and (ii) the signing of collaboration and license agreements with Roche, Siemens Healthcare Diagnostics, Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Biosite, and Teva Pharmacuetical Industries, for the development and commercialization of novel diagnostic products and with Merck & Co., Teva Pharmaceutical Industries and Medarex, Inc. for the development and commercialization of therapeutic products.

        Our current inventory of validated discovery platforms is as follows:

—	Splice Variant based Therapeutic Proteins

—	Nucleic-Acid Disease Markers

—	Protein Disease Markers

—	Monoclonal Antibody Targets

—	Nucleic-Acid Preclinical Toxicity Markers

—	Non-SNP Drug Response Markers

—	GPCR Therapeutic Peptide Ligands

—	New Indications

—	Disease-Associated Conformation Blocker

Subsidiaries

        Keddem Bioscience Ltd.

        In 1999, we established a chemistry division that focused on substantially increasing the predictability and success rates of small molecule drug discovery. On August 1, 2004, we turned this division into a wholly-owned subsidiary, Keddem Bioscience (“Keddem”). For more information on Keddem, see Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Keddem Bioscience Ltd.”.

        Keddem experienced recurring losses from operations and had accumulated a deficit of approximately $2,917,000 at December 31, 2006. This raised substantial doubts about Keddem’s ability to continue as a going concern. During the second quarter of 2007, in view of the fact that there were no assurances that additional financing would be achieved, we decided to suspend Keddem’s operations and as such, it is reflected as a discontinued operation in our consolidated financial statements. We continue to seek to maximize the value of the intellectual property remaining in Keddem by seeking third party funding, but we can give no assurances that we will succeed.

        Evogene Ltd.

        In 1999, we established a division to utilize our in silico predictive discovery capabilities in the agricultural biotechnology field. On January 1, 2002, we converted this division into a majority-owned subsidiary, Evogene Ltd.

        In February, 2006 Evogene entered into an equity investment agreement with certain investors for $7,000,000, of which approximately $2,000,000 was originally received as a bridge loan in January 2005. We did not participate in the investment in Evogene under this financing round. Under the equity investment agreement, the investors agreed to convert all outstanding loans into equity. Following the entering into that equity investment agreement, irrevocable proxies that we previously granted to certain investors in Evogene with respect to approximately 50% of our holding in Evogene, empowering them to vote in a manner determined in their discretion, ceased to be of force and effect.

        On June 12, 2007, Evogene completed an initial public offering on the Tel Aviv Stock Exchange. The company sold units consisting of ordinary shares, Series 1 warrants and Series 2 warrants. In total, 3,800,000 shares, 3,900,000 Series 1 warrants and 3,400,000 Series 2 warrants were sold in the offering. In addition, existing shareholders exercised warrants for approximately 2,000,000 ordinary shares, bringing the total new capital raised to approximately $8,000,000. We did not participate in the investment in Evogene under this public offering. As a result of the units issued in connection with the initial public offering and as of December 31, 2007, we now have the power to vote 10.97% of Evogene’s share capital.

        Upon Evogene’s incorporation on January 1, 2002, we granted a Computational Tools License to Evogene, which license was first extended on August 6, 2003. On August 1, 2004, we entered into a Second Extension Agreement to the Computational Tools License Agreement, with under which the license was extended for two additional years, until December 31, 2007, in consideration of the issuance to us of 350,000 ordinary shares of Evogene. During these two years we were obligated to provide to Evogene limited support services at no additional charge. In May 2007 we entered into a Third Extension to the Computational Tools License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software until December 31, 2014. In consideration for the extension of the license which became effective on January 1, 2008, Evogene agreed to pay us $150,000 and issue to us 100,000 ordinary shares in Evogene.

        In August 2006, we entered into a Software License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software which supports the LEADS technology licensed under the Computational Tools License Agreement. In consideration for the grant of the license, Evogene agreed to issue to us 40,000 ordinary shares before December 31, 2006 and an additional 20,000 ordinary shares within one month of Evogene entering into its first significant agreement. To date, we have been issued 60,000 ordinary shares under the Software License Agreement

        For more information on our holdings in Evogene, see Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.”

        Evogene is a crop genetics company, focused on the development of improved traits in commercially important plants through gene discovery, genome remodeling and advanced classical breeding techniques. Evogene’s current product development efforts are focused on enhanced fiber in cotton, abiotic stress tolerance and nitrogen use efficiency in various crops, and a unique plant platform for the production of therapeutic proteins. For more information, see below “Organizational Structure” in this Item 4 and Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.”

Sales, Marketing and Business Development

        Since our incorporation in 1993, we have devoted most of our capital and human resources to obtaining deeper and predictive understandings of important life processes at the molecular level and utilizing these understandings as well as our extensive and growing base of proprietary computational biology systems and tools, to substantially improve important aspects of drug and diagnostic discovery. In recent years, these efforts have focused on the development of field-specific discovery platforms and the prediction, selection and initial validation of numerous drug and diagnostic candidates. Therefore, our principal sales, marketing and business development efforts currently involve licensing or other forms of collaborations with biotech, pharmaceutical and diagnostic companies for the development and commercialization of our product candidates. In earlier years we provided certain of our capabilities in the form of services and software tools to third parties, but these activities were largely discontinued by 2004. In connection with the shift in these activities, we reduced the number of our marketing, sales and business development staff from 19 employees in 2002 to four employees at the end of 2007.

        Our approximate revenues for the year ended December 31, 2007 were $180,000, all of which were in North America. The approximate geographical breakdown of our revenues for the year ended December 31, 2006 was 7% in North America and 93% in Europe. The approximate geographical breakdown of our revenues for the year ended December 31, 2005 was 65% in North America, 34% in Europe and less than one percent in other countries.

        In the United States, we have a business development presence in Rockville, Maryland and until March 2007 we had such a presence in San Jose, California.

Raw Materials

        We use a large range of raw materials in our research. For our research and discovery activities, we use biological databases such as databases of ESTs, which are short nucleotide sequences that code for the expression of partial mRNA, databases on DNA sequences gene expression databases, including from microarrays, databases which link proteins to diseases, protein interaction pathway databases and databases that match drugs with their respective targets. We also use a large range of biological reagents such as cell growth media, enzymes, antibodies as well as human tissue samples and cell lines for our therapeutics and diagnostic validation activities.

        We rely on the quality and integrity of the raw materials that we use. We have encountered circumstances in which various biological reagents that we acquired were found to be of poor quality. Such circumstances may delay and even interfere with our discovery and development efforts.

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

        We seek patent protection for inventions that relate to our therapeutic and diagnostic potential product candidates as well as certain components of our technology platforms. We currently have nine registered patents of which eight are registered in the United States and one is registered in Australia. We have two applications allowed for issuance as a patent by the U.S. Patent and Trademark. We also have 124 pending patent applications, which include 54 patent applications that have been filed in the United States and nine applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We intend to continue to apply for patent protection for our therapeutic and diagnostic inventions, including for related inventions such as antibodies and peptides.

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

        We face, and expect to continue to face, competition from entities that discover and develop products that have a function similar or identical to the function of our therapeutic and diagnostic product candidates. In respect of our diagnostic product candidates, we potentially face competition from any company to the extent that it discovers or develops diagnostic products, and especially, if its products are aimed at diagnosing cancers and cardiovascular diseases as well as toxicity biomarkers. These companies include companies such as Abbott and Bayer as well as diaDexus, Inc., and Celera Diagnostics. In respect of our therapeutic product candidates, our potential competitors comprise companies that develop or commercialize therapeutic protein or peptides such as Amgen, Inc., Wyeth Pharmaceuticals, Inc., Genentech, Inc., Xencor, Inc. and Zymogenetics, Inc.

        Our discovery program depends, in large part, on our discovery platforms and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs, proteins and peptides. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our discovery platforms, provide us with a competitive advantage in the field of predicting gene-based products, and occasionally gain some information on their biological importance. We believe that this advantage is made possible by the incorporation of ideas and methods from mathematics and computer science into biology, and by the modeling of significant biological phenomena and the resultant better research capabilities that we have developed. Nevertheless, we may lose this advantage if our existing or future competitors make scientific and technological progress. In addition, we may discover and pursue the development of therapeutic or diagnostic product candidates that could conflict with our collaborators’ discovery and development plans, including licensees or collaborators to whom we granted in the past a license to use our computational platforms. The prospect of such a conflict arising is particularly pertinent in relation to those collaborators and licensees that received from us a license to use our LEADS computational platform to analyze raw data which is the same or similar to the raw data that we may analyze through LEADS.

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

        Regulation of Use of Human Tissue

        We need to access and use various human or other organisms’ tissue samples for the purpose of development and or validation of some of our products. Our access and use of these samples is subject to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. United States and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples. To our knowledge, we substantially comply with these regulatory requirements.

        Regulation of Products Developed with the Support of Research and Development Grants

        For a discussion of regulations governing products developed with research and development grants from the Government of Israel, see “Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses; Israeli Government Research and Development Programs.”

Organizational Structure

        We incorporated our wholly-owned U.S. subsidiary, Compugen USA, Inc., in 1997 and in January 2008, we established a wholly-owned UK Subsidiary, Compugen UK Ltd. Our research and discovery, business development and commercial operations are all carried out primarily from our Tel Aviv offices. We have discontinued the operations of our Israeli subsidiary, Keddem Bioscience Ltd.

As of February 15, 2008, we also held and had the power to vote approximately 10.97% of the outstanding share capital of Evogene Ltd. For more information on Evogene, see Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.” Evogene was not consolidated into our consolidated financial statements for the years 2006 and 2007. For an explanation of our reason for not consolidating Evogene into our financial statement, see Item 5. “Operating And Financial Review And Prospects;” “Critical Accounting Policies;” “Investment in Evogene Ltd.” Evogene was formed under the laws of the State of Israel and has its principal place of business in Rehovot, Israel.

Property, Plants and Equipment

        We lease an aggregate of approximately 28,200 square feet of office and biology laboratory facilities in Tel Aviv, Israel. The leases in Tel Aviv expire in December 2009. We sublease approximately 4,825 square feet of this space to another entity.

        Keddem Bioscience leased approximately 7,750 square feet of office and biology laboratory facilities in Ashqelon, Israel. The lease was terminated effective January 2008.

        We believe that the facilities that we currently lease are sufficient for at least the next 12 months.

        There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

        To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2007, 2006 and 2005 respectively, and with any other selected financial data included elsewhere in this annual report.

Background

        We are a company that engages in early stage drug and diagnostic discovery. Our business is focused on developing and using our growing inventory of discovery platforms to predict, select and validate therapeutic drug candidates and diagnostic biomarker candidates. Prediction and selection is largely computer based within each platform, while we use experimental biological processes to validate product candidates. We seek to enter into early stage commercial collaborations with third parties to develop drug and diagnostic products based on our candidates under various types of milestone and revenue sharing agreements. Our initial discovery platforms have focused mainly on cancer, cardiovascular and immune-related diseases.

        We are focused on and are structured along the lines of our three principal activities: (i) research and discovery; (ii) therapeutics; and (iii) diagnostics.

        Research and Discovery: Our research and discovery activities consist of two primary and overlapping components. The first is our continuing effort to obtain deeper predictive understandings of important biological phenomena at the molecular level through the analysis of biological data of various types such as DNA or RNA sequences, gene expression data, protein network data, data related to drugs in development and drugs already being commercialized. The second utilizes these understandings, along with field specific information, to develop field focused discovery platforms. Both components require the use of our extensive base of proprietary algorithms and other computational biology systems and tools.

        Therapeutics and Diagnostics: In each field, we seek to discover novel candidates that answer unmet medical needs and that may be suitable for further development as therapeutic or diagnostic products. Although each of our platforms is field- or disease-specific, our general approach is not, and can be utilized for numerous applications, both therapeutic and/or diagnostic. At any given time, our discovery efforts may span a number of candidates which may become diagnostic or therapeutic products. Our therapeutic candidates include either novel peptides or proteins that are themselves drug candidates, targets to potential drugs, like specific receptors of cancer cells, or known small molecules with new indications. Our diagnostic biomarkers indicate, among others, the presence or absence of a physiological condition, such as a disease, or a person’s predisposition to either acquire a disease or to respond to a therapeutic treatment.

        Our business model is based on entering into commercial collaborations with leading diagnostic, biotechnology and pharmaceutical companies, as well as academic and medical institutions, which have the ability to support and fund discovery activities as well as commercial development of our early-stage discoveries and candidates from pre-clinical stages for therapeutics or from initial clinical validation for diagnostics. We intend to generate revenues through milestone and royalty based license agreements and joint development agreements with these collaborators. We have entered into several such agreements, but we have not yet recognized significant revenues from these agreements.

OPERATING RESULTS

Overview

        We have incurred losses and our revenues may not increase over the next few years.

        Since our inception, we have incurred significant losses and, as of December 31, 2007, we had an accumulated deficit of $145 million. We expect to continue to incur net losses in the foreseeable future.

        Prior to 2004, our primary business was to develop and sell hardware and software platforms, tools and databases, in which we incorporated certain aspects of our understandings and/or discoveries and made them available to our customers. For example, in 2004, our revenues were primarily attributable to the commercialization of our legacy products, LEADS platform, Genecarta and OligoLibraries. We no longer pursue the commercialization of these products.

        Since we shifted our focus away from commercializing our computationally-based products to the discovery of therapeutic and diagnostic product candidates, our revenues have decreased. Our revenues decreased by approximately 16% in 2007 compared to 2006, and by approximately 67% in 2006 compared to 2005.

        Our net research and development expenses are expected to account for more than 60% of our total operating expenses.

        Our net research and development expenses are expected to be our major operating expense in 2008, accounting for more than 60% of our expected total 2008 operating expenses. Our research and development expenses have always comprised a significant portion of our expenses. In 2005, we increased the resources allocated to research and development in order to advance our internal therapeutic and diagnostic biomarkers pipeline. In 2006, as a result of our December 2005 re-organization, our operating expenses and research and development expenses decreased. In 2007, these expenses continued to be, and we expect will continue to be, our largest operating expense.

      We base our budget and operating expenses on our cash flow.

        We base our budget and operating expenses on our expected cash flow. For a detailed description of our cash and cash equivalents position, see “Liquidity and Capital Resources” in this Item 5.

Compensation expenses attributed to option grants.

        We recorded compensation expenses of approximately $378,000 in 2005, approximately $1.9 million in 2006 and approximately $2.3 million in 2007, in connection with the grant of share options. These expenses are attributable to options that we granted to our employees and directors and to those of our consultants to whom we granted stock options at the fair market value known on the date of grant. These amounts are amortized over the vesting periods of the individual share options. Based on options granted through December 31, 2007 and on our ordinary share price on that date, we estimate that our future amortization of compensation expenses will be approximately $2.0 million in 2008, approximately $1.5 million in 2009 and $600,000 in 2010. Since January 2006, accounting standard SFAS 123R applied. Standard SFAS 123R determines the accounting treatment for share-based compensation to employees. The above future amortization of compensation expense estimates for 2008 and 2009 reflect the application of this standard. These estimates are subject to the amount of granted options at any given point in time. Our current policy is to grant options at the fair market value known on the date of grant. For more information, see Note 2l of our 2007 consolidated financial statements.

Impact of Inflation and a Devaluation of the Dollar against the New Israeli Shekel

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekels. In 2007 and until February 29, 2008, the dollar depreciated against the NIS by approximately 14%. This has impacted us accordingly. Further depreciation could have a material adverse effect on our results of operation and financial condition.

Critical Accounting Policies

        The preparation of our consolidated financial statements and other financial information appearing in this annual report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to revenues, contingencies, taxation and investment in affiliates.

        We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Revenue Recognition

        During 2007 we recognized revenues from a collaboration research agreement under which we delivered a number of biomarkers and performed related services to a customer. We recognized revenues from this agreement in accordance with SAB 104 “Revenue Recognition” and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

        During the years 2006 and 2005, we generated revenues from license fees for software products, sales of services including maintenance, support, customization, professional services, integration and installation as follows:

        We recognized software license revenues in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the “Residual Method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable.

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

        Revenues from software license fees that involved customization of the our software to customer specific specifications, development services, integration and installation were recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “Input Method”. The amount of revenue recognized was based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion was measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements were based on prior experience of customization, delivery and acceptance of the same or similar technology and were reviewed and updated regularly by management. After delivery, if uncertainty existed about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

        We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract. In the years ended December 31, 2006 and 2005, we recognized revenues in accordance with SOP 81-1 in the amount of $200,000 and $170,000 respectively.

        Deferred revenues include amounts received from customers for which revenue has not been recognized.

        FASB 123R

        On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated grant date fair values for all share-based payment awards made to employees and directors. For periods beginning in fiscal 2006, SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, under which we previously accounted for our share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

        SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123.

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in 2006 included compensation cost for all share-based payments that were ultimately expected to vest (a) based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 for awards granted prior to, but not yet vested as of January 1, 2006, and (b) based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) for awards granted subsequent to January 1, 2006. Results for prior periods have not been restated.

        We selected the Black-Scholes model, which is the most common model in use in evaluating stock options. This model evaluates the options as if there is a single exercise point, and thus considers and expected option life (expected term). The input factored in this model is constant for the entire expected life of the option.

        Share-based compensation expense recognized under SFAS 123(R) was $1,933 and $2,330 for the years ended December 31, 2006 and 2007, respectively.

        Contingencies

        We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called “contingencies”, and the accounting treatment for such events is prescribed by the Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”). SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur”. Legal proceedings are a form of such contingencies.

        We are not currently involved in any legal proceedings and are not required to assess the likelihood of any specific adverse judgments or outcomes of such proceedings or of any potential ranges of probable losses. A determination of the amount of any accruals, if required, for these contingencies would be made after careful analysis. For more information in relation to legal proceedings, see “Item 8. Financial Information; Consolidated Statements and Other Financial Information; Legal Proceedings.” It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or as a result of the effectiveness of our strategies related to these legal proceedings.

        Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date.

        Investment in Evogene Ltd.

        The investment in Evogene was historically accounted for in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”. Through February 2006, when Evogene completed a major finance round, we accounted for the investment under the equity method. The finance round resulted in our holdings being diluted to below 20% of Evogene’s outstanding stock. On June 12, 2007, Evogene completed an initial public offering on the Tel Aviv Stock Exchange, raising approximately $8,000,000. We did not participate in the investment in Evogene under this public offering. As a result, as of December 31, 2007, we have the power to vote approximately 10.97% of Evogene’s share capital.

        As such, we can not exercise significant influence over operating and financial policies of Evogene and the carrying amount of the investment is currently classified and accounted for as available-for-sale marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). Securities available for sale are carried at fair value, with the recognized gains and losses reported as a separate component of stockholders’ equity under accumulated other comprehensive income in the consolidated balance sheet.

        Recently Issued Accounting Standards

        In September 2006, the FASB issued Statement of Financial Accounting Standard, or SFAS, No. 157 “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact SFAS No. 157 will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.

        SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect that SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. We are still assessing the impact of SFAS No. 141R on our future consolidated financial statements.

Results of Operations

        Selected Financial Data

        The following discussion and analysis is based on and should be read in connection with our audited consolidated financial statements, including the related notes, contained in “Item 18 – Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(US$ in thousands, except share and per share data)

Consolidated Statements of
Operations Data

Revenues	$6,776	$2,630	$646	$215	$180

Cost of revenues	2,275	1,100	148	6	-
Research and development
expenses	13,306	11,774	11,515	10,787	9,740
Less - governmental and other
grants	(2,050)	(1,258)	(1,952)	(1,670)	(1,354)
Research and development
expenses, net	11,256	10,516	9,563	9,117	8,386
Selling and marketing expenses	3,811	2,446	1,772	1,719	1,324
General and administrative
expenses	3,650	3,623	2,894	2,377	2,930

Total operating expenses *	18,717	16,585	14,229	13,213	12,640

Operating loss	(14,216)	(15,055)	(13,731)	(13,004)	(12,460)
Financial and other income, net	2,774	1,833	900	955	1,002

Loss before taxes on income	(11,442)	(13,222)	(12,831)	(12,049)	(11,458)

Taxes on income	-	-	-	-	32
Loss from continuing operations	(11,442)	(13,222)	(12,831)	(12,049)	(11,490)

Loss from discontinued operations	-	(500)	(1,147)	(971)	(624)
Net loss	$(11,442)	$(13,722)	$(13,978)	$(13,020)	$(12,114)

Basic and diluted net loss per
ordinary share from continuing
operations	$(0.43)	$(0.48)	$(0.46)	$(0.44)	$(0.41)

Basic and diluted net loss per
ordinary share from discontinued
operations	$(0.00)	$(0.02)	$(0.04)	$(0.03)	$(0.02)

Basic and diluted net loss per
ordinary share	$(0.43)	$(0.50)	$(0.50)	$(0.47)	$(0.43)

Weighted average number of
ordinary shares used in
computing basic and diluted net
loss per share	26,409,180	27,473,341	27,774,535	27,985,957	28,266,273

	As of December 31,
	2003	2004	2005	2006	2007
	(US$ in thousands)

Consolidated Balance Sheet
Data:
Cash and cash equivalents,
short-term deposits,
marketable securities and
cash held in favor of
consortium partners	$16,707	$20,574	$31,821	$25,403	$15,200
Long-term deposits and
marketable securities	43,803	27,854	4,983	1,000	2,080
Trade receivables and Other
accounts receivable	1,456	1,545	676	834	990
Assets related to
discontinued operations				401	54
Total assets	67,526	55,353	42,106	30,856	21,666
Accumulated deficit	(92,034)	(105,756)	(119,734)	(132,754)	(144,926)

Total shareholders' equity	59,808	49,566	36,248	25,738	17,285

    (*)        Includes stock based compensation – see Note 10 of our 2007 consolidated financial statements.

        Years Ended December 31, 2007 and 2006

        Revenues. We have shifted our business model away from the sale of our software products in order to concentrate on identifying therapeutic and diagnostic candidates. As a result, revenues decreased by 16% from approximately $215,000 in 2006 to approximately $180,000 in 2007. The decrease in revenues was anticipated andprimarily due to decreased sales of Genecarta and related software products and the shift away from commercializing our computational software products. In 2007, we began to recognize revenues based on the new business model which we began to implement in 2004. The $180,000 of revenue in 2007 was based entirely on our new business model while only $10,000 of the $215,000 of 2006 revenue was based on our new business model.

        Cost of Revenues. Cost of revenues decreased by 100% to approximately $0 for 2007 from approximately $6,000 for 2006. This decrease was primarily due to our cessation of commercializing our legacy products and the fact that we have not yet generated any substantial revenues from sales of product candidates.

        Research and Development Expenses, Net. Research and development expenses, net decreased by 8%, to approximately $8.4 million for 2007 from approximately $9.1 million for 2006. The decrease in our research and development expenses, net, was primarily due to both a reduction in the number of our personnel and related expenses which followed the re-organization that we underwent in December 2005, and a decrease in governmental and other research and development grants that we received.

        Selling and Marketing Expenses. Selling and marketing expenses decreased by 23% to approximately $1.3 million for 2007 from approximately $1.7 million for 2006. This decrease was due to a reduction in the number of our personnel and related expenses. Selling and marketing expenses, as a percentage of revenues, decreased from 800% in 2006 to 736% in 2007.

        General and Administrative Expenses. General and administrative expenses increased by 23% to approximately $2.9 million for 2007 from approximately $2.3 million for 2006. This was primarily due to an increase of approximately $294,000 of stock based compensation expenses in 2007 compared to 2006 and due to an increase of approximately $90,000 in corporate communication expenses.

        Financial Income, Net. Financial income, net, increased by less than one percent to approximately $868,000 for 2007 from approximately $866,000 for 2006.

        Years Ended December 31, 2006 and 2005

        Revenues. Revenues decreased by 67% to approximately $215,000 in 2006 from approximately $646,000 in 2005. The decrease in revenues was anticipated andprimarily due to decreased sales of LEADS and related products. Revenues from Novartis (with respect to LEADS) represented 93% of our revenues in 2006. Our agreement with Novartis expired in 2006.

        Cost of Revenues. Cost of revenues decreased by 96% to approximately $6,000 for 2006 from approximately $148,000 for 2005. This decrease was primarily due to our cessation of commercializing our legacy products and the fact that we had not yet generated any revenues from product candidates.

        Research and Development Expenses, Net. Research and development expenses, net decreased by 5%, to approximately $9.1 million for 2006 from approximately $9.6 million for 2005. The decrease in our research and development expenses, net, was primarily due to a reduction in the number of our personnel and related expenses which followed the re-organization that we underwent in December 2005. This decrease was partially offset by the decrease in governmental and other research and development grants that we received. Had we not adopted SFAS 123(R), which resulted in an increase of approximately $1.4 million of stock based compensation in 2006 compared to 2005, the decrease in research and development expenses would have been substantially higher.

        Selling and Marketing Expenses. Selling and marketing expenses decreased by 3% to approximately $1.7 million for 2006 from approximately $1.8 million for 2005. This decrease was due to a reduction in the number of our personnel and related expenses. Had we not adopted SFAS 123(R), which resulted in an increase of approximately $269,000 of stock based compensation in 2006 compared to 2005, the decrease in selling and marketing expenses would have been substantially higher. Selling and marketing expenses, as a percentage of revenues, increased from 274% in 2005 to 800% in 2006 as a result of decreased revenues.

        General and Administrative Expenses. General and administrative expenses decreased by 18% to approximately $2.4 million for 2006 from approximately $2.9 million for 2005. This decrease was primarily due to a reduction in the number of our personnel and related expenses as a result of the re-organization that we underwent in December 2005.

        Financial Income, Net. Financial income, net, increased by 27% to approximately $866,000 for 2006, from approximately $682,000 for 2005. This increase was attributable mainly to higher interest rates we received on deposits and marketable securities.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

        Until January 2007, Israeli companies were generally subject to income tax at the corporate tax rate of 31%. In January 2007, this was reduced to 29%, and was further reduced to 27% in 2008. The tax rate will be further reduced to 26% in 2009 and to 25% in 2010 and thereafter. However, several investment programs at our facility in Tel Aviv have been granted Approved Enterprise status under which we are eligible for a reduced rate of corporate tax under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our profits that may be derived from the approved enterprise programs will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income from the applicable Approved Enterprise. The portion of our profits that may be derived from our approved enterprise programs will be subject, for an additional period of five or eight years, to reduced corporate tax rates of between 10% and 25%. The tax rate within the range of 10% and 25% that may actually become payable is a function of the percentage of non-Israeli investors holding our ordinary shares. These reduced corporate tax rates will cease to apply upon the expiry of the earlier of twelve years from the time at which we attain a prescribed level of investment in our approved enterprise (known as “commencement of production”) or 14 years from the date on which we received approval for an Approved Enterprise. The period of tax benefits with respect to our approved enterprise programs has not yet commenced, because we have not yet generated any taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period of time after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the U.S. federal tax rate for any income that our U.S. subsidiary may generate. There can be no assurance that such tax benefits will continue in the future at their current levels, if at all.

        As of December 31, 2007, we had not generated any taxable income. As of December 31, 2007, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $89 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against certain future taxable income.

        At December 31, 2007, the net operating loss carry-forwards of our U.S. subsidiary for Federal Income tax purposes amounted to approximately $15 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between the years 2018 and 2027.

        Use of our .U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        For a description of Israel government policies that affect our research and development expenses, and the financing of our research and development, see “Research and Development, Patents and Licenses; Research and Development Grants” in this Item 5 below.

LIQUIDITY AND CAPITAL RESOURCES

        In 2007, similar to 2006, our sources of cash came from

—	Our IPO which took place in August 2000

—	Revenues generated from milestone payments under existing agreements

—	Revenues generated from sales

—	Governmental and other sources of grants

—	The exercise of employee stock options

—	Financing income.

We used these funds primarily to finance our business operations.

        Net Cash Used in Operating Activities

        Net cash used in operating activities was approximately $11.1 million in 2005, approximately $9.9 million in 2006 and approximately $8.4 million in 2007. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities including compensation relating to stock options issued to employees. The sources of the cash that we used in our activities through 2007 was the cash we had in the bank, revenues, governmental and other grants that we received, and financing income. We expect that our sources of cash for 2008 will be similar. Our subsidiaries are not restricted from transferring funds to Compugen, although we do not expect any cash to flow in from them.

        Net Cash Provided By Investing Activities

        Net cash used in investing activities consists of proceeds from redemption of deposits and marketable securities, net of purchases of marketable securities and net of purchases of property and equipment. Net cash generated by investing activities was approximately $15.1 million in 2005, approximately $7.0 million in 2006 and approximately $3.2 million in 2007. The decrease in net cash provided by investing activities in 2007 was mainly attributable to reduced proceeds from redemption of deposits and marketable securities.

        Net Cash Provided by Financing Activities

Our net cash provided by financing activities was approximately $178,000 in 2005, approximately $665,000 in 2006 and approximately $295,000 in 2007. The principal sources of cash provided by financing activities in 2007 were proceeds that we received from the issuance of ordinary shares as result of the exercise of stock options by employees.

        Net Liquidity

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term and long-term deposits and marketable securities. As of December 31, 2007, we had cash and cash equivalents, and short-term deposits and marketable securities of approximately $15.1 million, and long-term deposits and marketable deposits of approximately $2.1 million. While we believe that our existing cash and cash equivalents, short-term and long-term deposits and short-term and long-term marketable securities will be sufficient to fund our operations for at least the next twelve months, we expect that we will need to raise additional capital to fund our operations after such time.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We invest heavily in research and development. Research and development expenses, net, were our major operating expenses, representing more than 60% of the total operating expenses for each of, 2005, 2006 and 2007. Our research and development expenses, net, were approximately $8.4 million in 2007, compared with approximately $9.1 million in 2006 and approximately $9.6 million in 2005. As of December 31, 2007, 46 of our employees were engaged in research and development on a full-time basis. This represents approximately 51% of our entire work force.

        Consistent with our shift in focus away from selling our computational and software products, we now focus our research efforts on the development of our discovery platforms and related technologies, and the discovery of our therapeutic proteins and diagnostic biomarker product candidates. We expect that in 2008 our research and development expenses net will continue to be our major operating expense, representing more than 60% of our total operating expenses.

        We believe that our future success will depend, in large part on our ability to continue to expand our inventory of promising potential therapeutic proteins and diagnostic biomarkers, which we intend to discover through the use of our discovery platforms and related technologies and validate in our and third parties’ respective molecular biology laboratories.

        Research and Development Grants

        We participate in programs offered by the Office of the Chief Scientist under the Industry and Trade Ministry of Israel (“OCS”) that supports research and development activities, by the Israel-U.S. Bi-national Industrial Research and Development Foundation (“BIRD”) and by the European Community, under the European Union’s 6th Framework Program. We received grants and other forms of consideration from the OCS and BIRD of approximately $2.0 million in 2005 and grants and other forms of consideration from the OCS, BIRD and European Union of approximately $1.7 million in 2006 and grants and other forms of consideration from the OCS, BIRD and European Union of approximately $1.4 million in 2007. We have applied for additional grants from the OCS for research, technological development and demonstration activities for 2008.

        The Office of the Chief Scientist

        We received grants from the OCS for several projects. Under the terms of these grants, we will be required to pay royalties ranging between 3% to 5% of the net sales of products developed from the OCS-funded projects, beginning with the commencement of receipt of revenue with respect to such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2007, our contingent accrued obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $5.2 million payable out of future net sales of products that were developed under OCS -funded projects.

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

        In addition to the OCS programs described above, in the past, we participated in a number of research consortia in which Israeli research institutions and high technology companies were members. These types of consortia are devoted to the development of generic technologies in the fields of biotechnology, agricultural biotechnology and pharmaceuticals. No royalties are payable to the OCS with respect to this funding.

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

        Bi-national Industrial Research and Development Foundation (BIRD)

        In 2005 we, together with OCD, became jointly entitled to receive from BIRD a grant for our joint collaborative project, according to a budget that was approved by BIRD. The BIRD Foundation’s mission is to stimulate, promote and support industrial research and development of mutual benefit to the United States. and to Israel. The BIRD Foundation offers research and development grants of up to one million dollars for a collaboration.

        We entered into a tripartite cooperation and project funding agreement with OCD and BIRD based on BIRD’s standard terms and conditions. The term of the funded collaborative project is four years. BIRD’s standard terms and conditions require its grantees to repay 100% of the grant monies, provided that repayment is made within the first year following expiry of the term of the project. For every year of delay in these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are subject to us generating revenue from commercializing the funded project and linked to the U.S. consumer price index.

        The Governments of Israel and of the United States are each entitled to a non-exclusive, royalty-free license to make and use any products generated from the funded project. Otherwise, neither we nor OCD are subject to any restrictions relating to the ownership or commercialization of the intellectual property and products generated from the funded collaborative project.

        As of December 31, 2007, our contingent accrued obligation for royalties, based on royalty-bearing BIRD grant, totaled approximately $500,000 payable out of future net sales of products that were developed under the BIRD-funded project.

        The European Union’s 6th Framework Program

        In 2005 we joined two research consortia under the European Union’s 6th Framework Program, which is a program based on the Treaty establishing the European Union, with the aim of promoting research and technology among the European Community members.

        We are the appointed coordinator of one of these research consortia, which means that we are the consortium’s primary contact with the European Community for the purpose of managing the consortium’s progress. This includes a responsibility to distribute the research grant monies to the consortium members and to provide to the European Community reports describing the consortium’s progress of the funded research.

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

        Trend towards making genomic data and related software publicly available

        Large amounts of genomic bioinformatic data are increasingly becoming available to the general public. Following the publication of the first draft of the human genome, there has been an increase in public efforts to develop analysis tools for understanding genomic, functional genomic and proteomic data. These efforts have already resulted and may further result in the future in the development of products, which are competitive to ours and that are available free of charge. Such developments could require us to lower our prices, could cause some of our products to be less commercially viable or to be obsolete, or could assist third parties to discover genes or proteins that are of interest to us.

        The pharmaceutical industry is generally ready to consider in-licensing potential therapeutic products which are at the early stage of their development

        Pharmaceutical and biotechnological companies are generally ready to consider in-licensing product candidates at a stage of development which is significantly earlier than Phase II or Phase I clinical trials and even at pre-clinical stages. As a result, we are able to seek to enter into agreements relating to the further development and commercialization of our early stage product candidates.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The table below summarizes our contractual obligations as of December 31, 2007, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years

Operating Lease Obligations	$1,150	$575	$575	$-
Accrued Severance Pay Reflected on
our Balance Sheet	1,486	-	-	1,486
Other Long-Term Liabilities Reflected
on our Balance Sheet	60	60	-	-
Total	2,696	595	615	1,486

        The above table does not include royalties that we may be required to pay to the OCS or BIRD. For more information, see “Research and Development, Patents and Licenses” in this Item 5. We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS and BIRD, if at all, since these amounts and times depend on our ability to sell products based on the OCS and BIRD -funded technologies and the timing of any such sales.

        The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following sets forth information with respect to our directors and executive officers as of March 1, 2008:

Name	Age	Positions

Prof. Yair Aharonowitz	67	External Director
Prof. Ruth Arnon	73	Director
Martin S. Gerstel	66	Chairman of the Board of Directors
Alex Kotzer	62	President, Chief Executive Officer, and Director
Dr. Arie Ovadia	67	External Director
Prof. Joshua Shemer	59	External Director
Ronit Lerner	38	Chief Financial Officer
Eli Zangvil, M.D.	44	Vice President, Business Development
Anat Cohen-Dayag, Ph.D	41	Vice President, Diagnostic Biomarkers and Therapeutic Targets
Yossi Cohen, M.D.	36	Vice President, Research and Development
Dorit Amitay	40	Director of Human Resources

        Yair Aharonowitz, Ph.D. joined Compugen’s board of directors as an external director in July 2007. He is a Professor of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz’s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D, Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology. He is a member of the TAU Executive Council and of the TAU Board of Governors. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee; he was a member of the National Committee for Biotechnology and served as a member of the Israel Prize committee (life sciences). He is a Fellow of the American Academy of Microbiology and a member of the Israeli Society of Microbiology.

        Prof. Ruth Arnon joined Compugen’s board of directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute’s MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases.  Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently serves as its Vice President.  She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies.  Her awards include the Robert Koch Prize in Medical Sciences, Spain’s Jiminez Diaz Memorial Prize, France’s Legion of Honor, the Hadassah World Organization’s Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University. Prof. Arnon is the Advisor for Science to the President of Israel and the incumbent of the Paul Ehrlich Chair in Immunochemistry.

        Martin S. Gerstel has served as our chairman since August 1997. Prior to 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is also the Chairman of Evogene Ltd. and Keddem Bioscience Ltd., co-founder and co-chairman of Itamar Medical, and serves as a director of Yissum Ltd., Yeda Ltd. and the Foundation for the U.S. Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of BIRD Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

        Alex Kotzer joined Compugen in September 2005 as President and Chief Executive Officer and a director. Mr. Kotzer brings with him over thirty years of senior managerial experience in various industries. Prior to joining Compugen, he served for twelve years at Serono (virt-x: SEO and NYSE: SRA), a global biotechnology leader, headquartered in Switzerland. During his tenure at Serono, Mr. Kotzer held several senior positions, most recently as Vice President of Biotechnology Manufacturing. Previously, Mr. Kotzer was President and Chief Executive Officer of InterPharm, Serono’s Israeli affiliate. Before joining Serono, he held a variety of managerial positions in the food and chemical industries. Mr. Kotzer received his B.Sc. in Chemical Engineering from the Technion, Israel Institute of Technology, of Haifa, Israel.

        Dr. Arie Ovadia joined Compugen’s board of directors as an external director in July 2007. He advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries, ViryaNet and Tadiran Communications. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his PhD in economics from the Wharton School at the University of Pennsylvania.

        Prof. Joshua Shemer joined Compugen’s board of directors as an external director in July 2007. He is Full Professor of Medicine at the Tel Aviv University and is currently the CEO of Steba Biotech N.V. In addition he is a member of the Board of Directors of Maccabi Healthcare Services and Chairman of Assuta Medical Centers. Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care. He is Director of the Executive Masters Program in Health Sciences at the Multi-disciplinary Program for Emergency & Disaster Management and teaches Medical Technology Management at the Faculty of Business Administration at Tel Aviv University. He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. Most recently, Prof. Shemer was the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. He is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine in Israel.

        Ronit Lerner joined Compugen in April 2007. Prior to joining Compugen, Ms. Lerner was the Chief Financial Officer at Shunra Software Ltd, and before that at BMC Software Israel, a subsidiary of BMC Software, Inc. Prior to BMC, she served as director of M&A and Accounting for ECI Telecom Ltd. and held senior positions with the Israel Accounting Standards board, an affiliate of the Israel Securities Authority, and KPMG. Ms. Lerner currently serves as a director and chairman of the audit committee of Viryanet Ltd. She holds an MBA, with honors, from Bar Ilan University, and a BA in Accounting and Business Administration from the Tel Aviv Management College, and is a certified public accountant in Israel.

        Anat Cohen-Dayag, Ph.D. joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers and assumed her current position, Vice President Biomarkers and Drug Targets, in January 2007. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems, Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenic. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.S. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

        Yossi Cohen, M.D. joined Compugen in 2001, holding several senior research and development positions until 2005 at which time he was appointed as Compugen’s Vice President, Research and Discovery, and until he assumed his current position, Vice President Research and Development, in January 2007. Dr. Cohen’s diverse prior experience includes serving as a physician in the Israel Defense Forces and holding various software development positions in the Israeli hi-tech industry. Dr. Cohen has a B.S. in Electrical and Electronics Engineering from the Tel-Aviv University, Israel, and an M.S. in Neurobiology and an M.D., both from the Hebrew University, Israel.

        Eli Zangvil, M.D. joined Compugen in November 2006 as Vice President Business Development. He previously served as Chief Operating Officer of UltraShape headquartered in Tel-Aviv, Israel, and prior to that was Head of Medical Services of the Israeli Defence Force’s Central Command where he held the rank of Colonel. Dr. Zangvil holds an M.D. from the Hebrew University of Jerusalem and specializes in internal medicine, and a Master’s Degree in Health Administration from the Tel-Aviv University, Israel.

        Dorit Amitay joined Compugen in 2000. She held several positions in Compugen’s Human Resources division until 2006 at which time she was appointed as Compugen’s Director of Human Resources. Prior to joining Compugen, she was a Placement Manager at an agency for recruitment and placement in the hi-tech industry.  Ms. Amitay holds a BA from the Faculty of Humanities and Social Sciences and an MBA in Business Administration, both from the Ben-Gurion University, Israel. In addition, Ms. Amitay holds a Certificate in Group Facilitation from the Kibbutzim College of Education, Tel Aviv.

Compensation

        The aggregate compensation paid by us and by our wholly-owned subsidiaries to all persons who served as directors or senior management for the year 2007 (11 persons) was approximately $1.3 million. This amount includes approximately $160,000 set aside or accrued to provide pension, severance, retirement or similar benefits.

        During 2007, we granted a total of 1,140,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $2.21 and $2.95 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2007, there were a total of 2,740,000 outstanding options to purchase ordinary shares that were granted to our directors and senior management, and 277,100 outstanding options that were granted to the members of our scientific advisory board.

        All members of our board of directors who are not our employees or consultants are reimbursed for their expenses for each meeting attended and are eligible to receive share options under our share option plans. The aggregate amount to which all of our non-employee directors were entitled for the year ended December 31, 2007 was approximately $43,000. These fees are adjusted semi-annually to reflect changes prescribed by regulations under the Israel Companies Law, 5759-1999 (the “Companies Law”), for payment to external directors. Members of our scientific advisory board receive cash compensation and have been granted and may be granted further stock options for their services.

        On July 31, 2007, the shareholders of the Company approved the issuance of 9,262 ordinary shares to our Chief Executive Officer. See “Grant to the Company’s Chief Executive Officer and Director” in this Item 6 below.

        Approvals Required for Compensation to our Directors

        In accordance with the requirements of Israeli Law, we determine our directors’ compensation in the following manner:

—	first, a proposal for compensation is submitted to our audit committee, which then reviews the proposal;

—	second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our board of directors for review, except that a director who is the direct beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal;

—	finally, if our board of directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done during our shareholders’general meeting; and

—	the approval of a majority of our shareholders is required to implement any such compensation proposal.

Board Practices

        Election of Directors and Terms of Office

        Our board of directors consisted of six members as at December 31, 2007, including our chairman and chief executive officer. Other than our three external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders.

        Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

        Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer serve as external directors pursuant to the provisions of the Companies Law for a three-year term ending in July 2010.

        None of our directors or officers have any family relationship with any other director or officer.

        None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service, except for Mr. Alex Kotzer, who is entitled pursuant to the terms of his employment agreement, to receive severance in the amount of a multiple of six times his gross monthly salary, as may be updated from time to time if the company terminates his employment without “justifiable cause” or if Mr. Kotzer terminates his employment with “good reason”. Mr. Alex Kotzer’s entitlement to this severance payment is in addition to any severance payment to which he would be entitled to receive under relevant law in such circumstances.

        Our Articles of Association permit us to maintain directors’ and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of the company, subject to specified limitations.

        External and Independent Directors

        The Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person’s appointment to serve as an external director, had any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        No person may serve as an external director if that person’s position or business activities create, or may create, a conflict of interest with that person’s responsibilities as an external director or may otherwise interfere with his/her ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The Companies Law requires that at least one external director must have financial and accounting expertise and the other external directors must possess certain professional qualifications that are promulgated by regulations to the Companies Law. These regulations provide that external directors must possess a high level of understanding in business matters, to the extent that they are able to read and understand financial statements in depth and to comment on the manner in which financial data is presented. Each company’s board of directors must determine each external director’s qualifications based on his or her education, experience and skills regarding financial matters and knowledge of financial statements in accordance with the Companies Law and Israeli securities laws.

        External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; abstaining votes shall not be counted in this vote, or

—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years and may be extended for an additional three years term. After such additional three year term, their term of service can be renewed for additional periods of up to three years and provided that the audit committee and the board of directors confirms that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

        External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director.

        An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

        Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer currently serve as our external directors under Israeli law and as our independent directors under Nasdaq Global Marketplace Rules. They all serve on our audit committee.

        In addition to the requirements of the Companies Law as described above, since our shares are listed on the Nasdaq Global Market, a majority of our directors must be independent (as defined by the Nasdaq Global Marketplace Rules), and our audit committee must be comprised of at least three members, all of whom must be independent (subject to limited exceptions).

        Audit Committee

        We have an audit committee consisting of three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee are, Dr. Arie Ovadia, who serves as the chairman of our Audit Committee, Professor Yair Aharonowitz, and Professor Joshua Shemer. All of the members of our audit committee qualify as independent directors under the current Nasdaq Global Marketplace Rules. The audit committee has adopted a charter.

        The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Other Committees

        We do not have a nominating committee which and we do not have a compensation committee. This practice is compliant with Israeli law.

        Approval of Compensation to Our Officers

        The Companies Law prescribes that compensation to officers must be approved by a company’s board of directors. In accordance with Article 52(d) of our Articles of Association, our board of directors authorized and empowered our Chief Executive Officer to appoint office holders and determine their terms of employment, without our board of director’s approval. Compensation to our officers who serve as members of our board of directors require the approval of our audit committee, the board of directors and shareholders, as specified above.

        Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. We comply with the requirement of the Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure.

Our internal auditors, Ezra Yehudah Management Services Ltd., are not employees, affiliates or office holders of the company. They were appointed in 1999.

        Scientific Advisory Board

        Our scientific advisory board convenes when there is a need to review or consult regarding our therapeutic results and future directions.  At the advisory board meetings, we review our ongoing and planned therapeutic projects, experimental results, as well as future discovery directions. We also consult with its individual members when we need advice within their specific expertise. Our scientific advisory board currently includes:

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
Investigator, Howard Hughes Medical Institute, University of
California, San Francisco;
Member, National Academy of Sciences, USA

Employees

        The following table sets out the number of our employees engaged in specified activities, by geographic location at the end of the fiscal years 2005, 2006 and 2007:

	December 31, 2007	December 31, 2006	December 31, 2005

Research & Development
Israel	52	64	92
USA	0	0	0
Administration, Accounting
and Operations
Israel	17	21	23
USA	0	0	0
Sales, Marketing, Business
Development and Support
Israel	2	5	0
USA	1	0	5
United Kingdom	0		1
Total	72	90	121

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

Share Ownership

        Share Ownership by Directors and Senior Management

        All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares and/or options to purchase ordinary shares. Except as set forth in the table below, none of the directors or executive officers owns shares and/or options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 29, 2008, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after, February 29, 2008.

Beneficial Owner	Amount Owned	Percent of Class

Martin S. Gerstel (1)	1,952,568	6.9%
All directors and senior management as a group (2)	3,015,525	10.7%

    (1)        Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 618,333 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, 534,235 shares held in various brokerage accounts for the benefit of Martin Gerstel and options to purchase 250,000 shares that are exercisable within 60 days of February 29, 2008. Does not include 166,661 options which are vested, of the 500,000 shares granted to Martin Gerstel and approved by the shareholders which are not exercisable if at the time of exercise, the closing price of Compugen’s shares is less than $10.00 per share.

    (2)        Includes the shares that are beneficially owned by Martin S. Gerstel as noted on the first row of the above table and options granted to Alex Kotzer which options were approved by the board of directors and are pending approval of the shareholders.

        Share Option Plans

        We maintain two share option plans for our and our subsidiaries’ employees, directors and consultants. In addition to the discussion below, see Note 10 of our 2007 consolidated financial statements.

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

Compugen Share Option Plan (1998)

        The Compugen Share Option Plan (1998) enabled granting options for up to an aggregate of 2,500,000 ordinary shares to our and our subsidiaries’ employees, directors and consultants. As of February 29, 2008, options to purchase 220,970 ordinary shares granted at a weighted average exercise price of approximately $2.08 per share, were granted under the plan but remained unexercised. Options to purchase 1,530,414 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $1.55. If a grantee leaves his or her employment or other relationship with us, the term of his or her unexercised vested options expire 90 days later. On October 22, 2007 the board of directors resolved to cancel the then remaining “available for grant” options remaining under the 1998 Option Plan and we will therefore not make any further grants under this plan.

Compugen Share Option Plan (2000)

        Under the Compugen Share Option Plan (2000), we may grant options for up to an aggregate of 9,051,103 ordinary shares to our and our subsidiaries’ employees, directors and consultants. This total number automatically increases on January 1 of every year by the lesser of 1,500,000 shares or 4% of the total number of our then-outstanding shares, or such lower amount as shall be determined by the board of directors. On October 22, 2007, the board of directors resolved not to have an automatic increase for 2008, of the number of shares reserved for issuance under our 2000 Option Plan. If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause, the term of his or her unexercised options will expire 90 days later. As of February 29, 2008, options to purchase 6,494,320 ordinary shares at a weighted average exercise price of approximately $3.36 per share were granted under this plan but remain unexercised. Options to purchase 817,754 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $3.52, and options to purchase 1,738,939 ordinary shares remain available for future grant.

        In 2003, the terms of this plan were modified and we adopted an addendum to this plan to comply with changes in the Israeli tax law relating to the taxation of incentive options to Israeli resident employees. This addendum does not affect grantees that are not residents of Israel.

        Our board of directors has elected the “Capital Gains Track” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, under the Capital Gains Track, the tax liability to a Grantee resulting from the grant and exercise of options will be postponed until the time that shares that are acquired upon the exercise of options will be sold or released from trust, subject to fulfillment of the requirements of Section 102 of the Ordinance. Entitlement to the benefits under the Capital Gains Track is contingent upon the grantee of options holding them and/or the shares issued upon their exercise for a period of at least 24 months from the time of grant. Under the Capital Gains Track, a fixed rate of 25% applies to gains that are realized from the sale of shares issued upon exercise of options (i.e., for sales proceeds in excess of the exercise price of the options, assuming that the exercise price is equal to the fair market value of the shares on the date of the award), and provided that the sale occurs after the required holding period.

        If a grantee sells shares or releases them from trust prior to expiration of the required holding period, the grantee will be subject to income tax on his gains at a rate which is his or her marginal income tax rate (currently up to 47%), as well as payment of associated health tax and national insurance payments. Additionally, in such circumstances, withholding requirements will apply and be carried out by the employing company in accordance with applicable laws, regulations and rules.

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

Directors’ Options

        Grants to Non-Management Directors

        On July 31, 2007, our shareholders approved the following grants to the non-management members of our board of directors, in addition to the cash consideration paid to such non-management directors: Each non-management director was granted options to purchase ordinary shares as follows: (i) an initial grant to purchase 40,000 ordinary shares was granted to each non-management director on the following terms:

        (a) the options were to be granted as of the date of the shareholders’ approval;

        (b) each option is exercisable for one ordinary share at an exercise price equal to the closing price on the date of such grant as reported by The Nasdaq Global Market;

        (c) the options shall vest as follows: (1) 10,000 options fully vested at time of grant; (2) 10,000 options will vest annually for a period of three years, starting from the first anniversary of the initial grant date; and

        (d) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “Compugen Share Option Plan (2000)” and the Company’s standard option agreement that were executed by each director and by the Company promptly after the date of the annual meeting of shareholders;

        (ii) On each annual anniversary of the initial grant, an additional annual grant of options to purchase 10,000 ordinary shares to each non-management director then serving on the board of directors, with the following terms:

        (a) each option is exercisable for one ordinary share at an exercise price equal to the closing price on the date of such additional grant, as reported by The Nasdaq Global Market;

        (b) the options shall vest as follows: 3,333 of the options shall vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date; and

        (c) any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “Compugen Share Option Plan (2000)".

        Notwithstanding (i) and (ii) above, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders.

        Notwithstanding the terms of the “Compugen Share Option Plan (2000)” all options granted above which shall be vested as of the date of termination of services by a non-management director to the Company, may be exercised within one year after the cessation of his or her term as a director of the Company.

        Grant to the Chairman of the Board

        In recognition of the importance of Mr. Gerstel’s services to the Company and in consideration of the fact that his compensation is entirely in the form of stock options and not in cash , at the annual general meeting of shareholders held on July 31, 2007, Mr. Gerstel was granted stock options to purchase 500,000 ordinary shares of the Company on the condition, as requested by Mr. Gerstel, that each such option, even if vested, shall not be exercisable if at the time of exercise, the Company’s share price is less than $10.00 per share as reported by The Nasdaq Global Market. Other than this special limitation, these options were granted under the general terms of the “Compugen Share Option Plan (2000)” and the following terms and conditions:

        1. Vesting Schedule: Monthly over a period of 4 years. 83,333 options vested as of August 1, 2007 and the remaining 416,667 options shall vest as follows: 10,416 options vest on a monthly basis over a period of 39 months thereafter, and 10,443 options shall vest in month 40 thereafter.

        2. Limitation to exercising vested options: Each vested option shall not be exercisable if at the time of exercise, the closing price of the Company’s ordinary shares as reported by The Nasdaq Global Market is less than $10.00 per ordinary share.

        3. Exercise price per option: Each option shall be exercisable for one ordinary share at an exercise price equal to the closing price known at the date of the Shareholder Meeting, as reported by The Nasdaq Global Market

        Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the “Compugen Share Option Plan (2000)” and the Company’s standard option agreement that was executed by the Chairman of the Board and by the Company promptly after the date of the Meeting.

        Except for this aforesaid remuneration, the reimbursement of certain of Mr. Gerstel’s reasonable expenses incurred in connection with the performance of his services for the Company, and for remuneration that all of our non-employee directors receive, Mr. Gerstel does not receive any other direct or indirect compensation for his services to us.

        Grant to the Company’s Chief Executive Officer and Director

        For calendar year 2006, Mr. Kotzer requested that a portion of his gross salary (which was previously approved by the shareholders of the Company) be provided to him in the form of ordinary shares and that his salary be determined in New Israeli Shekels. Pursuant to this request, and pursuant to the decision of the shareholders at the Annual General Meeting held on July 31, 2007, the cash portion of Mr. Kotzer’s shareholders’ approved gross salary for 2006 was reduced by approximately $28,000.

        At the Annual General Meeting held on July 31, 2007, the shareholders of the Company approved the issuance of ordinary shares, in a number equal to (i) $28,000, divided by (ii) the closing price of the Company’s ordinary shares known at the date of the shareholder meeting, as reported by The Nasdaq Global Market, to Mr. Kotzer (the “Cash Replacement Shares”) as consideration for the deduction of such amount from his 2006 salary.

        The Company’s shareholders also approved payment to Mr. Kotzer of a cash bonus, grossed up to cover the taxes payable by Mr. Kotzer as a result of issuing to him the Cash Replacement Shares.

        On October 22, 2007, the board of directors approved a grant of 150,000 options to Mr. Kotzer, subject to the approval of the shareholders at the next annual general shareholder meeting.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of February 29, 2008 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership

Martin Gerstel (1)	1,702,568	6.01%
Clal Industries & Investments Ltd. (2)	3,017,574	10.65%
AXA Assurances I.A.R.D. Mutuelle (3)	4,484,917	15.83%

    (1)        Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 618,333  shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary and 534,235 shares held in various brokerage accounts for the benefit of Martin Gerstel.

    (2)        Includes 10,526 shares held by Clal Industries & Investments Ltd. and 3,007,048 shares held by Clal Biotechnology Industries Ltd. Clal Biotechnology Industries Ltd and Clal Industries & Investments Ltd’s address is 3 Azrieli Center, Tel Aviv 67023, Israel. This disclosure is based on information disclosed to us by the Legal Department of Clal Industries & Investments Ltd. on March 23, 2008.

    (3)        This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G, filed with the SEC on February 14, 2008.

        As of February 29, 2008, there were a total of 91 holders of record of our ordinary shares, of which 58 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 89% of the outstanding ordinary shares.

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

        On June 12, 2007, Evogene successfully completed an initial public offering on the Tel Aviv Stock Exchange, selling units consisting of ordinary shares, Series 1 warrants and Series 2 warrants. The total new capital raised was approximately $8,000,000. The full exercise of both series of warrants would approximately generate an additional $16,800,000 of capital. Compugen did not participate in this investment.

        Therefore, as of December 31, 2007, Compugen held 10.97% of Evogene’s issued and outstanding share capital. For more information, see Note 1b of our 2007 consolidated financial statements and “Item 5. Operating and Financial Review and Prospects; Critical Accounting Policies; Investment in Evogene.”

        As of December 31, 2007, Martin Gerstel, our chairman of the board, held approximately 3.33 % of Evogene’s issued and outstanding share capital (approximately 2.46% of Evogene’s share capital, on a fully-diluted basis), and the power to vote approximately 3.33% of Evogene’s share capital. Since December 19, 2004, Martin Gerstel has served as the chairman of Evogene’s board of directors.

        Upon Evogene’s incorporation on January 1, 2002, we granted a Computational Tools License to Evogene, which license was first extended on August 6, 2003. On August 1, 2004, we entered into a Second Extension Agreement to the Computational Tools License Agreement, under which the license was extended for two additional years, until December 31, 2007, in consideration of the issuance to us of 350,000 ordinary shares of Evogene. During these two years we were obligated to provide to Evogene limited support services at no additional charge. In May 2007 we entered into a Third Extension to the Computational Tools License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software until December 31, 2014. In consideration for the extension of the license, Evogene agreed to pay us $150,000 and issue to us 100,000 ordinary shares in Evogene.

        In August 2006, we entered into a Software License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software which supports the LEADS technology licensed under the Computational Tools License Agreement. In consideration for the grant of the license, Evogene agreed to issue to us 40,000 ordinary shares before December 31, 2006 and an additional 20,000 ordinary shares within one month of Evogene entering into its first significant agreement. To date, we have been issued 60,000 ordinary shares under the Software License Agreement.

        Eli Zangvil, Compugen’s VP Business Development, is Compugen’s representative on the board of directors of Evogene.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        Our consolidated financial statements are included on pages F-1 through F-31 of this annual report.

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

        In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%, which would be in addition to the tax payable by the dividend payee. See Note 13 of our 2007 Consolidated Financial Statements and “Item 10. Taxation.” Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

        Significant Changes

        No significant changes have occurred since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Markets and Share Price History

        The principal trading market for our ordinary shares is the Nasdaq Global Market, where our shares have been listed and traded under the symbol “CGEN” since our initial public offering in August, 2000. Our shares have also been traded on the Tel Aviv Stock Market under the Hebrew symbol which is equivalent to “CGEN” since January 7, 2002. The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq Global Market and on the Tel Aviv Stock Exchange:

	Nasdaq		*TASE
Last Six Calendar Months	High	Low	High	Low

February 2008	$2.750	$2.450	$2.793	$2.311
January 2008	$2.800	$1.600	$2.811	$1.613
December 2007	$1.950	$1.560	$1.953	$1.641
November 2007	$2.330	$1.560	$2.371	$1.653
October 2007	$2.500	$2.050	$2.548	$2.179
September 2007	$2.650	$2.320	$2.638	$2.407
Financial Quarters During the Past Two
Full Fiscal Years
Fourth Quarter of 2007	$2.500	$1.560	$2.548	$1.641
Third Quarter 2007	$3.160	$2.290	$3.012	$2.407
Second Quarter 2007	$3.180	$2.580	$3.064	$2.570
First Quarter 2007	$3.400	$2.370	$3.529	$2.424
Fourth Quarter of 2006	$3.380	$2.100	$3.499	$2.412
Third Quarter 2006	$3.050	$2.420	$3.018	$2.383
Second Quarter 2006	$4.200	$2.630	$4.126	$2.790
First Quarter 2006	$5.220	$3.200	$5.304	$3.457
Last Five Full Financial Years
2007	$3.400	$1.560	$3.529	$1.641
2006	$5.220	$2.100	$5.304	$2.383
2005	$6.540	$2.460	$6.557	$2.578
2004	$8.090	$3.180	$8.130	$3.042
2003	$6.300	$1.500	$6.086	$1.505

*the currency by which our stock is traded on the Tel Aviv Stock Exchange is the New Israeli Shekel. The above dollar amounts represent a conversion from New Israeli Shekel to Dollar amounts in accordance with the Dollar – New Israeli Shekel conversion rate as of the relevant date of trade.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Objects and Purposes of the Company

        We are registered under the Companies Law, 1999 as a public company under the name Compugen Ltd. and public company number 51-177-963-9. The objective stated in our Articles of Association is to engage in any lawful activity.

        Powers of the Directors

        Pursuant to the Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in “Item 10. Additional Information; Memorandum and Articles of Association; Approval of Certain Transactions”. The powers of our directors to enter into borrowing arrangements on our behalf are limited to the same extent as any other transaction by us.

        Approval of Certain Transactions

        The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploitation of any business opportunity of the company in order to reap personal gain for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management”, which is displayed under “Item 6. Directors, Senior Management and Employees; Directors and Senior Management”, is one of our office holders. Under the Companies Law, all arrangements as to compensation of office holders who are not directors, require approval of the board of directors, or a committee thereof or of persons to whom such power is delegated. Arrangements regarding the compensation of directors also require audit committee and shareholder approval, with the exception of compensation to external directors in the amounts specified in the regulations promulgated under the Companies Law, all as described in “Item 6. Directors and Senior Management; Compensation.”

        The Companies Law requires that an office holder promptly discloses any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made to our board of directors or shareholders prior to the meeting at which the transaction is to be discussed. In addition, if the transaction is an extraordinary transaction, as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent (5%) or greater shareholder, or holder of five percent (5%) or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board of directors’ approval is required unless the Articles of Association of the company provide otherwise. A transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, the transaction must also be approved by the audit committee and by the board of directors, and under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company.

        The shareholders’ approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent (1%) of the voting rights in the company.

        In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent (5%) or more of the company’s outstanding share capital, assuming the exercise by such person of all of the convertible securities into shares held by that person, or that will cause any person to become a holder of more than five percent (5%) of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent (20%) of the voting rights in a company prior to the consummation of the private placement.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company. Shareholders’ voting powers includes their power to vote in the general meetings of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company's authorized share capital;

—	a merger; and

—	approval of interested party transactions.

        In addition, any controlling shareholder, any shareholder who knows it can determine the outcome of a shareholders vote and any shareholder who, under our Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

        For information concerning the direct and indirect personal interests of some of our office holders and principal shareholders in transactions with us, see “Item 7. Major Shareholders; Related Party Transactions” above.

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

        Dividend and Liquidation Rights

        We may declare a dividend to be paid to the shareholders of our ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the shareholders of our ordinary shares in proportion to the nominal value of their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the shareholders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange (TASE) may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preference shares. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s Articles of Association require otherwise. Our Articles of Association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

        To date, we have not declared or distributed any dividend.

        Annual and Special General Meetings

        We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days’ prior notice to our shareholders. The board of directors may, whenever it thinks fit, convene a special meeting as may be determined by the board of directors. The board of directors shall be obligated to convene a special meeting, as may be determined by the board of directors, upon requisition in writing in accordance with the Companies Law. Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every general meeting. Each such notice shall specify the place and the time of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder, said notice to be given to all shareholders who will be entitled to attend and vote at such meeting and delivered or publicized in any manner permitted under the Companies Law.

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

        Voting Rights

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the external directors whose election requires a special majority as described under the section entitled “Item 6. Directors, Senior Management and Employees; Board Practices; External and Independent Directors.”

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Under the Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority and all shareholders’ meetings require prior notice of at least 21 days. Our Articles of Association provide that, except with respect to mattes which require the approval of a special majority under the Companies Law, all decisions may be made by a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon. See “Item 10. Additional Information; Memorandum and Articles of Association; Approval of Certain Transactions” above for certain duties of shareholders towards the company.

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

        Anti-Takeover Provisions under Israeli Law

        The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger.

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

        We urge shareholders and prospective purchasers of our ordinary shares to consult their own tax advisers as to the U.S., Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

        General Corporate Tax Structure

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The applicable rates are as follows: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

        Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

—	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

—	accelerated depreciation rates on equipment and buildings; and

—	deductibility of expenses related to a public offering on the Tel Aviv Stock Exchange and as of January 1, 2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

        Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        Tax benefits prior the 2005 amendment

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a right of use with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such right of use or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. The year’s limitation does not apply to the exemption period.

        However, a company may elect to receive an alternative package of benefits under which (a) its undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year it derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and (b) it will be eligible for reduced tax rates for the remainder of the benefits period. We have elected the alternative benefits package.

        A company that has elected the alternative package of benefits that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

        Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

        Currently we have two approved enterprises programs under the Investment Law. Both are under the alternative benefits program and in both cases, the tax benefits period for these programs has not yet begun.

        Tax benefits under the 2005 Amendment

        A 2005 amendment to the Investments Law included revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the company’s previous year of commencement of benefits under the investment law (prior the amendment).

        Under the amended law, a company wishing to receive the tax benefits afforded under the law is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

        Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

        The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until the end of 2007.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

Special Provisions Relating to Measurement of Taxable Income

Our company is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: “Inflation supplement”). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        In the event that the Israeli consumer price index did not rise in a particular year by 3.0%, then the Israeli government may decide that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination

        In early 2008, the Inflationary Adjustments Law was amended with the result being that its scope will be significantly limited beginning in 2008.  Please see Note 13 to our consolidated financial statements for additional details.

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

        Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

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

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

        Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above ” – Capital Gains Tax on Sales of Our Ordinary Shares.”

        United States Federal Income Tax Considerations

        Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset (generally, for investment). A U.S. holder is a holder of our ordinary shares that is:

—	an individual citizen or resident of the United States;

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state or political subdivision thereof or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        Certain aspects of U.S. federal income taxes relevant to a holder of our ordinary shares that is not a U.S. holder (a “Non-U.S. holder”) are also discussed below.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations or retirement plans;

—	are grantor trusts;

—	are certain former citizens or long-term residents of the United States;

—	are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

—	are real estate investment trusts or regulated investment companies;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

        This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. For example, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate taxes.

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

        Taxation of Distributions Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in its ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our passive foreign investment company status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any taxable year cannot exceed the pre-credit U.S. tax liability for the taxable year attributable to non-U.S. source taxable income. Distributions of current or accumulated earnings and profits will generally be non-U.S. source passive income for U.S. foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and non-U.S. source income in proportion to our earnings and profits in the taxable year of the distribution allocable to U.S. and non-U.S. sources. We will be treated as a United States-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. holder’s U.S. federal income tax liability on such portion.

        A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares if (1) the U.S. holder has not held the ordinary shares for at least 16 days of the 31–day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (2) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

        Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares will be considered to occur on the trade date, regardless of the U.S. holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        Tax Consequences if We Are a Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either, after applying certain look-thru rules, (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

        Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2007. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. There is a risk that we were a PFIC for the taxable years 2001, 2002 and 2003 as a result of our substantial cash position and the performance of our ordinary shares during those taxable years. If we were a PFIC during 2001, 2002 and 2003, U.S. holders who acquired or held our ordinary shares during those taxable years generally will be subject to the PFIC rules described below regardless of whether we were a PFIC for 2007. However, if we were not a PFIC for 2007, U.S. holders who acquired our ordinary shares in 2007 will not be subject to the PFIC rules unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination.

        If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gifts) of its ordinary shares or upon the receipt of amounts treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on PFIC shares acquired from a decedent.

        As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as long-term capital gain, subject to a separate election to defer payment of taxes which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We will supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC. A U.S. holder’s tax basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

        As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only he revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

        Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

—	the item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment in the United States, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

—	the Non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

        Information Reporting and Backup Withholding

        U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, provided the required information is furnished to the IRS.

        Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the Non-U.S. holder provides its taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

Documents on Display

        We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally announce publicly our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

        You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in 100F Street N.W., Washington, D.C. 20549 and at offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. You may also obtain copies of such materials from the Public Reference Section of the SEC, 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we were only required to file through the SEC’s EDGAR system as of November 2002. Our periodic filings are therefore available on the SEC’s Website www.sec.gov from that date. You may read and copy any reports, statements or other information that we file with the SEC, through the SEC’s EDGAR system available on the SEC’s website and at the SEC facilities listed above. These SEC filings are also available to the public on the Israel Securities Authority’s website at www.isa.gov.il and from commercial document retrieval services.

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

Interest Rate Risk

        As of December 31, 2007, we had $15.1 million in cash, cash equivalents, deposits and marketable securities. We invest our cash surplus in bank deposits and marketable securities. Since these investments typically carry fixed interest rate, and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 5 of our 2007 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel. In 2007, and until February 29, 2008, the dollar depreciated against the NIS by approximately 14%. This has impacted us accordingly. Further depreciation could have a material adverse effect on our results of operation and financial condition. However, our operations could also be adversely affected if we will be unable in the future to guard against devaluation of the dollar against the New Israeli Shekel.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        None.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we are required to file are recorded, processed, summarized and reported on a timely basis. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Our Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to that date of evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Management Annual Report on Internal Control over Financial Reporting

Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as such term is defined under Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Firm Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm assessing our internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to current rules of the SEC that permit us to provide only the management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer qualifies as an “independent director” and Mr. Arie Ovadia qualifies as a “financial expert” as defined by the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

        Our board of directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, controller, and other persons performing similar functions.

        The code of ethics is posted on our website, addressed www.cgen.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2007 and 2006:

	2007	2006

Audit Fees	$65,000	$55,000
Audit Related Fees	$15,000
Tax Fees	$10,000	$10,000
All Other Fees	$10,000	$10,000
Total	$100,000	$75,000

        “Audit Fees” are fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and review of our unaudited interim financial statements, including valuation of options granted to chairman of the board in 2007;

        “Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, relating to internal accounting functions and procedures;

        “Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice; and

        “All Other Fees” are fees for other consulting services rendered by our principal accountant to us including tax rulings for re-pricing of options in 2006 and preparation of response letter to SEC in 2007.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-31.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

*1.1	Form of Articles of Association of Issuer

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated March 31, 2008.

15.2	Consent of Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated March 31, 2008.

15.3	Audit Report by Kesselman & Kesselman, member of PriceWaterhouseCoopers, independent auditors of Keddem Bioscience, dated March 13, 2008.

* Filed as exhibit to our registration statement on Form F-1, registration number 333-12316, as amended, filed with the Securities and Exchange Commission, and is hereby incorporated by reference.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv, State of Israel, on this 2nd day of April, 2008.

COMPUGEN LTD. By: /s/ Mr. Alex Kotzer —————————————— Alex Kotzer President, Chief Executive Officer and Director April 2, 2008

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMPUGEN LTD.

        We have audited the accompanying consolidated balance sheets of Compugen Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Keddem BioScience Ltd., a wholly-owned subsidiary, for the years ended December 31, 2007, 2006 and 2005 which statements reflect total assets constituting 0% and 2% as of December 31, 2007 and 2006 and no revenues, in 2007, 2006 and 2005, respectively, of the related consolidated totals. Those statements were audited by other auditors whose unqualified report which has been furnished to us included an explanatory paragraph on circumstances which raise substantial doubts on Keddem BioScience Ltd.‘s ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for Keddem BioScience Ltd. is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2l to the consolidated financial statements, in 2006 the company adopted Statement of Financial Accounting Standards Board No. 123 (R), “Share-Based Payment”.

        As discussed in Note 13i to the consolidated financial statements, in 2007 the Company adopted Statement of FIN No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No.109".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2007	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$1,298	$6,251
Cash held in favor of other consortium partners	3	118	-
Short-term deposits and marketable securities held to maturity	5	13,784	19,152
Trade receivables		40	10
Other accounts receivable and prepaid expenses	6	950	824
Assets related to discontinued operations		54	401

Total current assets		16,244	26,638

LONG-TERM INVESTMENTS:
Long-term deposits and marketable securities held to maturity	5	2,080	1,000
Long-term lease deposits		33	40
Investment in Evogene, net	1b	510	-
Severance pay fund		1,382	1,330

		4,005	2,370

PROPERTY AND EQUIPMENT, NET	7	1,417	1,848

Total assets		$21,666	$30,856

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables		$881	$803
Other accounts payable and accrued expenses	8	1,860	1,991
Deferred revenue		150	75
Liabilities related to discontinued operations		4	287

Total current liabilities		2,895	3,156

LONG-TERM LIABILITIES:
Long-term accounts payable		-	60
Accrued severance pay		1,486	1,436
Excess of losses over investment in Evogene	1b	-	466

Total long-term liabilities		1,486	1,962

COMMITMENTS AND CONTINGENCIES	9, 3

SHAREHOLDERS' EQUITY:	10
Share capital:
Ordinary shares of NIS 0.01 par value; 50,000,000 shares
authorized at December 31, 2007 and 2006; and 28,323,811 and
28,162,202 shares issued and outstanding at December 31, 2007
and 2006, respectively		77	76
Additional paid-in capital		161,158	158,416
Accumulated other comprehensive income		976	-
Accumulated deficit		(144,926)	(132,754)

Total shareholders' equity		17,285	25,738

Total liabilities and shareholders' equity		$21,666	$30,856

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2007	2006	2005

Revenues		$180	$215	$646

Cost of revenues		-	6	148
Research and development expenses, net of governmental
and other grants amounted to $ 1,354, $ 1,670 and
$ 1,952 for the years 2007, 2006 and 2005,
respectively	3	8,386	9,117	9,563
Selling and marketing expenses		1,324	1,719	1,772
General and administrative expenses		2,930	2,377	2,894

Total operating expenses *)		12,640	13,213	14,229

Operating loss		(12,460)	(13,004)	(13,731)

Financial income, net	12	868	866	682
Other income, net		134	89	218

Loss before taxes on income		(11,458)	(12,049)	(12,831)

Taxes on income		32	-	-

Loss from continuing operations		$(11,490)	$(12,049)	$(12,831)
Loss from discontinued operations	1c	(624)	(971)	(1,147)

Net loss		$(12,114)	$(13,020)	$(13,978)

Basic and diluted net loss per share from continuing
operations		$(0.41)	$(0.44)	$(0.46)

Basic and diluted net loss per share from discontinued
operations		$(0.02)	$(0.03)	$(0.04)

Basic and diluted net loss per share		$(0.43)	$(0.47)	$(0.50)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share		28,266,273	27,985,957	27,774,535

*)	Includes stock based compensation, see Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Additional paid-in capital	Accumulated other comprehensive income	Total other comprehensive loss	Deferred stock compensation	Accumulated deficit	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2005	27,726,022	$74		$155,444	-		$(196)	$(105,756)	$49,566

Employee options exercised	120,398	1		281	-		-	-	282
Amortization of deferred stock
compensation, net of reversal due to
forfeitures	-	-		-	-		(24)	-	(24)
Stock-based compensation	-	-		396	-		-	-	396
Stock-based compensation relating to
options and warrants issued to scientific
advisory board members, consultants and
others	-	-		6	-		-	-	6
Forfeited options	-	-		(204)	-		204	-	-
Net loss	-	-		-	-	(13,978)	-	(13,978)	(13,978)

Balance as of December 31, 2005	27,846,420	75		155,923	-	(13,978)	(16)	(119,734)	36,248

Employee options exercised	315,782	1		560	-		-	-	561
Reclassification due to adoption of SFAS 123(R)	-	-		(16)	-		16	-	-
Stock-based compensation relating to
options and warrants issued to scientific
advisory board members and consultants	-	-		(47)	-		-	-	(47)
Stock-based compensation relating to
options issued to employees	-	-		1,996	-		-	-	1,996
Net loss	-	-		-	-	(13,020)	-	(13,020)	(13,020)

Balance as of December 31, 2006	28,162,202	76		158,416	-	(13,020)	-	(132,754)	25,738

Employee options exercised	152,347	1		294	-		-	-	295
Stock-based compensation related to the
issuance of shares to the CEO	9,262	*	)	28	-		-	-	28
Stock-based compensation relating to
options and warrants issued to scientific
advisory board members and consultants	-	-		28	-		-	-	28
Stock-based compensation relating to
options issued to employees				2,303					2,303
Expired options granted to subsidiary's
employees	-	-		89	-		-	-	89
Cumulative impact of change in accounting
for uncertainties in income taxes	-	-		-	-		-	(58)	(58)
Unrealized gain on the investment in Evogene	-	-		-	976	976	-	-	976
Net loss	-	-		-	-	(12,114)	-	(12,114)	(12,114)

Total comprehensive loss						$(11,138)

Balance as of December 31, 2007	28,323,811	$77		$161,158	$976		$-	$(144,926)	$17,285

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:

Net loss	$(12,114)	$(13,020)	$(13,978)
Adjustments required to reconcile net loss to net cash used in operating activities:
Compensation relating to options and warrants issued to
scientific advisory board members and consultants	28	(47)	6
Compensation relating to options issued to employees	2,303	1,996	372
Fair value of stock-based compensation related to the shares
issued to the CEO	28	-	-
Depreciation	633	911	1,111
Accrued severance pay, net	(2)	(28)	(205)
Interest and amortization of premium on deposits and
marketable securities	932	261	1,096
Capital loss (gain)	2	(76)	-
Decrease (increase) in trade receivables	(30)	(10)	143
Decrease (increase) in other accounts receivable
and prepaid expenses	(126)	(301)	631
Increase (decrease) in trade payables and other accounts
payable and accrued expenses	(289)	257	(486)
Increase (decrease) in deferred revenue	75	(125)	(76)
Net cash used in discontinued operations operating activities	153	249	276

Net cash used in operating activities	(8,407)	(9,933)	(11,110)

Cash flows from investing activities:

Purchase of marketable securities	(4,824)	(3,237)	-
Proceeds from redemption of deposits and marketable securities	8,180	22,302	15,488
Investment in bank deposits	-	(12,000)	-
Purchase of property and equipment	(205)	(157)	(862)
Decrease in long-term lease deposits	7	34	28
Proceeds from sale of property and equipment	1	82	-
Net cash provided by discontinued operations investing activities	-	3	404

Net cash provided by investing activities	3,159	7,027	15,058

Cash flows from financing activities:

Exercise of options	295	665	178

Net cash provided by financing activities	295	665	178

Increase (decrease) in cash and cash equivalents	(4,953)	(2,241)	4,126
Cash and cash equivalents at the beginning of the year	6,251	8,492	4,366

Cash and cash equivalents at the end of the year	$1,298	$6,251	$8,492

Supplemental information on financing activities not involving cash flow:

In December 2005, the Company issued shares as a result of exercise of options in the amount of $ 104. The Company received the proceeds from the exercise of the options in January 2006.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Compugen Ltd. (“the Company” or “Compugen”) is an early stage drug and diagnostic discovery company. The Company’s business is focused on developing and using predictive computer-based discovery platforms to discover potential therapeutic drug candidates and diagnostic biomarker candidates. The Company current focus is drug and biomarker discovery. The Company uses experimental biological processes to validate product candidates discovered by our predictive platforms. The Company seeks to enter into early stage commercial collaborations with third parties, to develop candidates that the Company has validated. The Company’s initial discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases.

The Company’s headquarters and research facilities are located in Israel.

b.	Investment in Evogene

In 1999, the Company established a division which focused on agricultural biotechnology and plant genomics called Evogene Ltd (“Evogene”). Evogene is an Israeli corporation focused on the development of improved traits in commercially important plants through gene discovery, genome remodeling and advanced classical breeding techniques. Following an equity investment round with certain investors in February 2006, in which the Company’s holdings were diluted to less than 20% of Evogene’s ordinary shares and through June 2007, the investment in Evogene was accounted for under the cost method of accounting, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. During June 2007, Evogene completed an Initial Public Offering (“IPO”) on the Tel Aviv Stock Exchange (“TASE”). Prior to the IPO, the excess of losses over investment in Evogene amounted to $ 466 and was presented as a liability included in the Company’s balance sheet that represents excess of losses absorbed by Compugen over its investment through the deconsolidation date. The Company currently holds 2,150,000 shares, which represent approximately 11% of Evogene’s outstanding ordinary shares. As of June 30, 2007, the investment in Evogene was reclassified and accounted for as available-for-sale marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). According to a lock-up agreement signed by the Company on May 10, 2007 and according to TASE regulations, the Company’s holdings in Evogene prior to the IPO, will be restricted for a period of up to 18 months, subject to a vesting schedule as defined in the TASE regulations. Accordingly, as of December 31, 2007, all shares held by the Company are restricted and the Company presented its investment as available for sale according to the applicable fair value only on that part of investment that will be released from restriction in the following year.

c.	In August 2004, the Company spun off its computational chemistry activity into a wholly-owned subsidiary, Keddem BioScience Ltd. (“Keddem”).

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

Keddem experienced recurring losses from operations since its inception and had a net capital deficiency of approximately $2,917,000 as of December 31, 2006. These matters raised substantial doubts about Keddem’s ability to continue as a going concern. During the second quarter of 2007, in view of the fact that there were no assurances that additional financing would be achieved, the Company decided to suspend Keddem’s operations and as such, it is a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”.

Accordingly, the results of operations, including the results for the years ended December 31, 2007, 2006 and 2005, have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2007 and December 31, 2006 reflect the net assets and net liabilities of discontinued operations within current liabilities and current assets.

In November 2005, Keddem received from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the “Investment Center”), a grant of approximately $400 on account of the investment made by the Company, prior to the spin off of Keddem. In connection with the decision to discontinue Keddem’s operations, the Company has reached a settlement with the Investment Center according to which it has paid $37 as a partial refund of such amount at present and as agreed with the Investment Center, Compugen has no further obligations to the Investment Center with respect to this grant made to Keddem.

d.	In January 2008, the Company established a wholly – owned subsidiary, Compugen UK Ltd. (“Compugen UK”) in the United Kingdom. Compugen UK provides business development services to Compugen

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The functional currency of the Company and its subsidiaries is the U.S. dollar, as the Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. A majority of the Company’s sales were made and are expected to be made outside Israel in U.S. dollars. The majority of the Company and its subsidiaries’ operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels (“NIS”).

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board (“SFAS”) No. 52 “Foreign Currency Translation.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Compugen USA Inc. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company and its subsidiaries consider all highly liquid investments that are convertible to cash with maturities of three months or less at their acquisition date as cash equivalents.

e.	Marketable securities:

The Company accounts for its investments in marketable securities using SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Management determines the appropriate classification of its investments in marketable debt at the time of purchase and re-evaluates such determinations at each balance sheet date. To date, all debt securities have been classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity.

These investments are stated at amortized cost, including accrued interest. Amortization of the premium and the accretion of discounts and interest are included in financial income, net. The Company’s investment holdings have been classified in the consolidated balance sheet according to the maturity date.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for its investment in structured notes in accordance with the provisions of EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”, according to which the Company uses the “Retrospective interest method”.

Securities classified as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of stockholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income (see also Note 1b).

According to Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable Equity Securities” (“SAB No. 59”), management is required to evaluate each period whether a security’s decline in value is other than temporary. The Company also follows the guidance provided by EITF 03-1 “The meaning of Other-than-Temporarily and Its Application to Certain Investments” and FAS 115-1 “The Meaning of Other-Then-Temporary Impairment and Its Application to Certain Investments”, to assess whether its investment with unrealized loss position are other than temporarily impaired. Realized gains and declined in value judged to be other than temporary are determined based on the specific identification method and are reported to the Statement of Operations.

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

Property and equipment are stated at cost, net of related investment grants and of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6 - 30
Leasehold improvements	Over the term of the lease

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2005, 2006 and 2007, no impairment losses have been identified.

i.	Revenue recognition:

During 2007 the Company recognized revenues from a collaboration research agreement under which the Company delivered a number of biomarkers to and performed related services for a customer. The Company recognized revenues from this agreement in accordance with SAB 104 “Revenue recognition” and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

During the years 2006 and 2005, the Company generated revenues from license fees for software products, sales of services including maintenance, support, customization, professional services, integration and installation as follows:

Revenues from software license recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended, when persuasive evidence of an agreement exists, delivery of the product or service has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the “Residual Method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

Maintenance and support revenues included in these arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and professional services) is determined based on the price charged for the undelivered element when sold separately or based on renewal rate.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license fees that involve customization of the Company’s software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “Input Method”. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. In the years ended December 31, 2006 and 2005, the Company recognized revenues in accordance with SOP 81-1 in the amount of $ 200 and $ 178 respectively.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

j.	Research and development expenses, net:

Research and development expenses are charged to the statement of operations as incurred.

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs associated with the development of software products are also charged to the statement of operations as incurred.

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor – (“OCS”), the Bi-national Industrial Research and Development Foundation (“BIRD”) and the European 6thframework for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are presented as a reduction from research and development expenses.

k.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Some employee arrangements are under section 14 to the Israeli Severance Pay Law, pursuant to which the severance pay liability is fully covered by the deposits with the severance pay funds. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $ 329, $ 317and $ 422, respectively.

l.	Accounting for stock-based compensation:

At December 31, 2007, the Company maintains two stock-based employee compensation plan, which is described more fully in Note 10. Effective January 1, 2006 the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based upon their respective grant date fair values, and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations and amends SFAS No. 95, Statement of Cash Flows. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. In March 2005 the Securities and Exchange Commission (“SEC”) issued SAB No. 107, Share-Based Payment,or SAB 107, which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation”(“FASB 123”). No stock-based employee compensation cost was recognized in the Statement of Operations for the years prior to the adoption of FAS 123(R), as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of FASB 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

Year ended December 31, 2005

Net loss as reported	$(13,978)
Deduct (add) total stock-based compensation - intrinsic value	(24)
Add - stock-based compensation - fair value	(1,423)
Add - stock-based compensation - fair value
(discontinued operations)	(326)

Pro forma net loss	$(15,751)

Basic and diluted net loss per share - as reported	$(0.50)

Basic and diluted net loss per share - pro forma	$(0.57)

The pro forma effect of equity-based compensation expense on net income and earnings per share for the year ended December 31, 2005 was estimated at the date of grant using the Black-Scholes model based on the following assumptions for the Company (annualized percentages):

Year ended December 31, 2005

Volatility	51%
Risk-free interest rate	3.79%
Dividend yield	0%
Expected life (years)	3

m.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, structured notes, marketable securities, trade receivables and long-term lease deposits.

Cash and cash equivalents are invested in major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in corporate bonds. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In July 2006 the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. As of January 1, 2007 the accumulated effect on the financial statements in the amount of $ 58 representing the difference between the provisions of SFAS 109 and FIN 48 was recognized as an adjustment to the retained earnings.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

o.	Net loss per share:

Basic net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with SFAS No. 128, “Earnings per Share.”

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 7,058,845, 6,652,541 and 4,733,307 for the years ended December 31, 2007, 2006 and 2005, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 5).

q.	Recently issued accounting pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company has determined that the adoption of SFAS 159 will not have an impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In June 2007 the FASB ratified EITF No. 07-3, or EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of the adoption of EITF 07-3.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such the adoption of the provisions of FAS 141R is not expected to impact the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	GOVERNMENTAL AND OTHER GRANTS

The Company received several grants as follows:

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor – (“OCS”), the Bi-national Industrial Research and Development Foundation (“BIRD”) and the European 6th framework for funding approved research and development projects, are presented as a reduction from research and development expenses.

a.	Under the OCS royalty bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the $ US (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2007, 2006 and 2005, the Company has an aggregate of paid and accrued royalties to the OCS in the amount of $ 6, $ 7 and $ 18, respectively.

b.	Under the BIRD royalty bearing program, the Company is not obligated to repay any amounts received from BIRD if no income is generated from the results of the funded research program. If such income is generated, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following expiry of the term of the project. For every year that the Company does not make these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

c.	As of December 31, 2007, the Company’s aggregate contingent obligations for payments to OCS and BIRD, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 5,228 and $ 500, respectively. The liability for royalties is recorded as cost of revenues at the time the related royalty-bearing sales are recognized as revenues in the statement of operations.

d.	The Company is coordinating a consortium, SIMAP, in a three year collaborative project, which commenced on January 1, 2006, funded by the European 6 th framework. The grants the Company receives from this project do not bear any repayment royalties. The Company will enjoy the generic knowledge accumulated in the collaborative project. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2007, the Company held a pre-payment from the European Commission amounting to $ 118 that will be distributed to the consortium members during 2008, according to the payment schedule detailed in the consortium agreement. The Company presented this amount as “Cash held in favor of other consortium partners”.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	–	CASH AND CASH EQUIVALENTS

	December 31,
	2007	2006

Bank deposits in U.S. dollars (bearing an annual average interest
rate of 4.39% and 4.99% for 2007 and 2006, respectively)	$301	$4,907
Bank deposits in Euro (bearing an annual average interest rate of
2.57% and 2.19% for 2007 and 2006, respectively)	294	20
Bank deposits in NIS (bearing an annual average interest rate of
3.67% and 4.97% for 2007 and 2006, respectively)	344	462
Cash in banks (current accounts)	359	862

	$1,298	$6,251

NOTE 5:	–	DEPOSITS AND MARKETABLE SECURITIES

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006	2007	2006

Corporate bonds	$4,864	$3,196	$-	$-	$58	$11	$4,806	$3,185
Structured notes	-	4,956	-	-	-	-	-	4,956
Bank deposits	11,000	12,000	-	-	-	-	11,000	12,000

	$15,864	$20,152	$-	$-	$58	$11	$15,806	$20,141

As of December 31, 2007 and 2006, all the Company’s securities above were classified as held-to-maturity (see Note 2e).

In the years 2007, and 2006, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities.

The unrealized losses on the Company’s investments in held-to-maturity securities were caused mainly by interest rate increases, and are considered insignificant. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company has the ability and intent to hold these investments until the maturity date, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

The Company’s management believes that the unrealized losses for each of the bonds are considered temporary since the Company has an intent and ability to hold debt securities until maturity. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The scheduled maturities of held-to-maturity securities at December 31, 2007, are as follows:

	Amortized cost	Estimated fair value

Held-to-maturity:
Due within one year	$13,784	$13,778
Due after one year through two years	2,080	2,028

	$15,864	$15,806

NOTE 6:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2006

Grants receivable from the Office of the Chief Scientist	$254	$139
Government authorities	9	37
Prepaid expenses	263	234
Accrued interest	352	315
Other	72	99

	$950	$824

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2006

Cost:
Computers, software and related equipment	$4,883	$4,852
Laboratory equipment and office furniture	3,692	2,214
Leasehold improvements	465	1,877

	9,040	8,943

Accumulated depreciation:
Computers, software and related equipment	4,675	4,537
Laboratory equipment and office furniture	2,652	1,745
Leasehold improvements	296	813

	7,623	7,095

Depreciated cost	$1,417	$1,848

For the years ended December 31, 2007, 2006 and 2005, depreciation expenses were approximately $ 633, $ 911and $ 1,111, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2006

Employees and related accruals	$834	$1,225
Commitments related to European grant plan (a)	118	-
Unrecognized grants (a)	192	170
Consultants and Board members	125	261
Accrued expenses	501	335
Other	90	-

	$1,860	$1,991

(a)	See Note 3.

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES

a.	The Company’s headquarters and research facilities are located in Israel. Annual minimum future rental commitments under such non-cancelable operating leases are approximately as follows:

December 31,

2008	$575
2009	575

$1,150

Rent expenses for the Company and subsidiary facilities were approximately $ 560, $ 552 and $ 552 for the years ended December 31, 2007, 2006 and 2005, respectively.

b.	The Company provided a bank guarantee in the amount of $ 123 in favor of its offices’ lessor in Israel.

c.	See Note 3 for details on commitments in favor of governmental and other grants.

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholders meetings of the Company and to receive dividends, if declared.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans:

In June 1998, the Company adopted the Compugen Ltd. Share Option Plan (1998) (“the 1998 Plan”), which provided for the grant of options to purchase up to an aggregate of 2,500,000 ordinary shares to directors, employees and consultants of the Company and its subsidiaries. On October 22, 2007 the board of directors resolved to cancel the then remaining “available for grant” options remaining under the 1998 Option Plan and we will therefore not make any further grants under this plan.

In March 2000, the Company adopted the Compugen Ltd. Share Option Plan (2000) (“the 2000 Plan”), which provides for the grant of options to purchase 1,500,000 ordinary shares to employees and consultants of the Company and its subsidiaries. The number of shares authorized for issuance under the 2000 Plan automatically increases each January 1 by the lesser of 1,500,000 or 4% of the total number of the Company’s then outstanding shares or such lower amount as shall be determined by the board of directors.

On October 22, 2007, the board of directors resolved not to have an automatic increase for 2008, of the number of shares reserved for issuance under our 2000 Option Plan.

In general, options granted under these plans vest over a four-year period and expire 10 years from the date of issuance. The exercise price of the options granted under the plans may not be less than the nominal amount of the shares into which such options are exercised. Any options that are cancelled or forfeited before expiration become available for future grants. Subject to the 2000 plan, there were 1,502,153 options to purchase shares available for future grants as of December 31, 2007.

All information below relates to options granted to employees, directors (including Chairman of the Board (see Note 10d)) and consultants (see Note 10c)

Transactions related to the grant of options to employees, directors and consultants under the above plans during the year ended December 31, 2007, were as follows:

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31,
	2007
	Amount of options	Weighted average exercise price
		$

Options outstanding at beginning of year	6,652,541	3.64
Options granted	1,982,000	2.58
Options exercised	(152,347)	1.93
Options forfeited	(1,423,349)	3.72

Options outstanding at end of year	7,058,845	3.36

Options vested and expected to vest at end of year (*)	6,678,162	3.38

(*) The options expected to vest are based on the Company’s historical forfeiture rate.

Weighted average fair value of options granted during the years 2007, 2006 and 2005 were $ 1.02, $ 1.15 and $ 1.48.

The aggregate intrinsic value of the Company’s options is the difference between the fair value of the Company’s Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $ 154 and $ 479, respectively. The total intrinsic value of options outstanding at December 31, 2007 was $ 16 . The total intrinsic value of options vested and expected to vest at December 31, 2007 was $ 16.

The following table summarizes information about options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at December 31, 2007	Weighted average exercise price
$		Years	$		$

1.33 - 1.80	246,614	1.50	1.65	233,614	1.65
2.04 - 2.38	1,321,968	7.03	2.26	434,968	2.37
2.72 - 3.91	2,643,202	6.3	3.07	1,136,362	3.17
3.95 - 4.13	2,601,846	4.37	4.13	2,081,338	4.13
4.27 - 6.84	245,215	0.87	5.83	244,236	5.83

	7,058,845	5.37		4,130,518	3.64

As of December 31, 2007, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,093, which is expected to be recognized over a period of up to four years. During the years ended December 31, 2007, 2006 and 2005, the Company recorded cash received from the exercise of stock options of $ 295, $ 665 and $ 178, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

In 2004, the Company extended the term of the vested employee stock options held by the Company’s former CEO on the date of his departure. As a result, the Company recorded in 2005 compensation expenses in an amount of $ 396. The employee stock options that were unvested as at the above date were forfeited, and the deferred stock compensation in the amount of $ 204 was canceled.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model (except for options granted to Chairman of the Board (see note 10d)). The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for granted options:

	Year ended December 31,
	2007	2006	2005

Volatility	56%	62%	51%
Risk-free interest rate	4.5%	4.72%	3.79%
Dividend yield	0%	0%	0%
Expected life (years)	5.9	2.9	3

The stock based compensation expenses are based on the straight line method and included in the following expense categories:

	Year ended December 31,
	2007	2006	2005

Research and development expenses	$1,244	$1,400	$17
Selling and marketing expenses	513	269	-
General and administrative expenses	573	264	361

	2,330	$1,933	$378

On March 10, 2006, the Company’s Board of Directors approved a reduction in the exercise price of 1,793,149 stock options that had been granted to employees and not exercised as at the date of the resolution. Such employee stock options with an exercise price higher than $ 4.13 were reduced to the share price as of the close of the last trading day immediately preceding the time of the resolution, this was $ 4.13.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options to consultants:

	Year ended December 31,
	2007
	Amount of options	Weighted average exercise price
		$

Options outstanding at beginning of year	793,065	3.97
Options granted	192,000	2.8
Options exercised	-	-
Options forfeited	(47,250)	3.93

Options outstanding at end of year	937,815	3.73

Options vested and expected to vest at end of year	937,815	3.73

The Company accounts for its options and warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2007, 2006 and 2005 risk-free interest rates of 4.15, 4.83% and 3.79%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company’s ordinary shares of 49%, 56% and 51%, respectively and a weighted-average contractual life of the options of six years. As for compensation expenses, see also b above.

d.	On July 31, 2007 the Company issued to its Chairman of the Board of Directors options to purchase 500,000 ordinary shares of the Company at an exercise price $ 2.91, which was the Company’s market share price at the date of grant. Even if vested, these options shall not be exercisable if at the time of exercise, the Company’s share price is less than $10 per share. The vesting schedule is monthly over a period of 4 years. 83,333 options vested as of August 1, 2007 and the remaining 416,667 options shall vest as follows: 10,416 options vest on a monthly basis over a period of 39 months thereafter, and 10,443 options shall vest in month 40 thereafter. Each vested options shall not be exercisable if at the time of exercise, the closing price of the Company’s share is less than $ 10 per Ordinary share.

The fair value of these options was estimated using a Monte Carlo simulation model with the following assumptions: risk-free interest rates of 4.85%, dividend yields of 0%, expected volatility in range between 35%-65%, and an expected term of the options of seven years.

The total compensation cost related to this grant is $ 567. As of December 31, 2007, the Company recognized the amount of $ 260.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	The Company granted to its CEO 9,262 of ordinary shares and accordingly recorded an amount of $ 28, which represent the shares fair value as a compensation cost in the financial statements.

f.	In addition, on February 5, 2007, the Company extended the contractual life of 770,171 options of employees who have left the company and some of whom are still working as Company’s consultants. Pursuant to guidance of FAS 123R, the Company treated the extension of terms as a re-measurement and since all of the options were vested, the expense in the amount of $ 353 thousand was recorded in the Company’s financial statements

NOTE 11:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company’s business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and diagnostic biomarker product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, sales and business development. The Company follows SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” Total revenues are attributed to geographic areas based on the location of the end customer. The following represents the total revenues for the years ended December 31, 2007, 2006 and 2005 and long-lived assets as of December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005

Revenues from sales to unaffiliated customers:
United States	$180	$15	$423
Europe	-	200	218
Israel	-	-	5

Total revenues	$180	$215	$646

	December 31,
	2007	2006

Long-lived assets:
Israel	$1,417	$1,841
United States	-	7

	$1,417	$1,848

	Year ended December 31,
	2007	2006	2005
	%

Sales to a single customer exceeding 10%:
Customer A	-	93	59
Customer B	-	-	39
Customer C	100	-	-

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2007	2006	2005

Income (expense):
Interest income	$1,031	$890	$757
Bank fees	(43)	(38)	(36)
Exchange rate differences	(120)	14	(39)

	$868	$866	$682

NOTE 13:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

In February 2008, the “Knesset” (Israeli Parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law, commencing 2008 and thereafter. Commencing 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index, carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions, and the additional deduction for depreciation commencing 2008.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

In 1994, the production facilities of the Company related to its computational technologies were granted the status of an “Approved Enterprise” under the Law. In 1996 and 2000, two expansion programs related to the Company’s computational technologies were granted the status of “Approved Enterprise”. In 1999 and 2003, the production facilities of the Company related to the Company’s molecular biology “wet lab” were granted the status of an “Approved Enterprise”.

According to the provisions of the Law, the Company has chosen to enjoy the “Alternative Benefits” track. Accordingly, its income from the “Approved Enterprise”will be tax-exempt for a period of two years, commencing in the first year the Company has taxable income (after commencement of production as defined in the Law), and subject to an additional period of five to eight years of reduced tax rates between 10% to 25%, depending upon the proportion of foreign ownership in the Company in each tax year. Due to the reported losses, the benefit period has not commenced. The period during which reduced tax rates of between 10% and 25% apply expires on the earlier of 12 years from the commencement of production, or 14 years, from the date of approval, all in accordance with the final approval of the investment center. Given the aforementioned conditions, the period of the reduced tax rates (but not the two year period of tax exemption) for the two above mentioned programs will terminate in 2008 and 2017 respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published there under and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part including interest and linked to the Israeli Consumer Price Index.

As of December 31, 2007, management believes that the Company meets all of the aforementioned conditions.

If the Company pays a dividend out of income derived from the approved enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company’s Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter.

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits; such income will be taxable at the regular corporate tax rate.

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

Management believes that the Company is currently qualified as an “industrial company”under the above law and as such, enjoys tax benefits, including:

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)	Accelerated depreciation rates on equipment and buildings; and

(4)	Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

d.	Net operating losses carry forward:

As of December 31, 2007, the Company’s net operating loss carry forward for tax purposes in Israel amounted to approximately $ 89 million. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

Compugen Inc. is subject to U.S. income taxes. As of December 31, 2007, Compugen Inc. has net operating loss carry forwards for federal income tax purposes of approximately $ 15 million which expires in the years 2018 to 2027. Compugen Inc. also has net operating loss carry forwards for state income tax purposes of approximately $ 6 million which expires in the years 2013 to 2027. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2007 the net operating losses for discontinued operations are in amount of approximately $ 3 million.

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2007	2006	2005

Domestic (Israel)	$12,141	$13,099	$14,047
Foreign	(59)	(79)	(69)

	$12,082	$13,020	$13,978

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carry forward and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

	December 31,
	2007	2006

Accrued Social Benefits	$89	$156
R&D credit	2,253	2,384
Operating loss carry forward	27,627	25,272

Net deferred tax asset before valuation allowance	29,969	27,812
Valuation allowance	(29,969)	(27,812)

Net deferred tax asset	$-	$-

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

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company andvarious subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

The Company recorded an accrual in the amount of $ 32 in respect with the withholding taxes due to the conversion of the interest accrued on the inter-company loan.

h.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005,according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

i.	The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, we recognized an increase of $ 58 in the liability for unrecognized income tax benefits.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits balance at January 1, 200	$-
Increase for tax positions of prior years	58

Unrecognized tax benefits balance at December 31, 2007	$58

NOTE 14:	–	RELATED PARTY TRANSACTIONS

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

In May 2007, the Company entered into an extension to the 2006 Software License Agreement with Evogene, under which the Company agreed to grant Evogene a license to certain software in the period between January 1, 2008 until December 31, 2014. In consideration for the grant of the license, Evogene agreed to pay the Company $ 150 and issue the Company 100,000 ordinary shares in Evogene. The payment consideration is presented in deferred revenues as of December 31, 2007.