Form 20-F
period 2008-12-31
COMPUGEN LTD
filed 2009-03-18
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Dikla Czaczkes Axselbrad, Chief Financial Officer
Phone: 972-3-765-8585, Fax: 972-3-765-8555
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

28,512,440 Ordinary Shares

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

☐ Yes    ☒ No

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F includes “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements include words such as “may”, “expect”, “could”, “project”, “estimate”, “believe”, and “intend”, and describe opinions about future events. We have based these forward-looking statements on information available to us on the date hereof, and on our current intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations or projections. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information. Risk Factors”, the information about us set forth under “Item 4. Information about the Company”, and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.”

        Compugen Ltd. is referred to in this annual report as "Compugen", "we", "our", "our company", "the Company" or "us".

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

        The following selected consolidated financial data for and as of the five years ended December 31, 2008, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2004	2005	2006	2007	2008
	($ in thousands, except share and per share data)

Consolidated Statement of
Operations Data
Revenues	$2,630	$646	$215	$180	$338

Total operating expenses (1)	16,585	14,229	13,213	12,640	13,243

Operating loss	(15,055)	(13,731)	(13,004)	(12,460)	(12,912)
Financial and other income, net	1,833	900	955	1,002	401
Net loss from continuing
operations	(13,222)	(12,831)	(12,049)	(11,490)	(12,511)
Net loss from discontinued
operations	(500)	(1,147)	(971)	(624)	(16)
Net loss available to ordinary
shares	(13,722)	(13,978)	(13,020)	(12,114)	(12,527)
Basic and diluted net loss per
ordinary share from continuing
operations	$(0.48)	$(0.46)	$(0.44)	$(0.41)	$(0.44)

Basic and diluted net loss per
ordinary share	$(0.50)	$(0.50)	$(0.47)	$(0.43)	$(0.44)

Weighted average number of
ordinary shares used in
computing basic and diluted
net loss per share	27,473,341	27,774,535	27,985,957	28,266,273	28,434,946

Consolidated Balance Sheet Data
Cash and cash equivalents,
short-term deposits,
marketable securities and
cash held in favor of
consortium partners (2)	$19,519	$31,054	$25,102	$15,200	$7,481
Investment in Evogene	-	-	-	510	3,858
Long-term deposits and
marketable securities	27,854	4,983	1,000	2,080	-
Total assets	55,353	42,106	30,856	21,666	14,244
Accumulated deficit	(105,756)	(119,734)	(132,754)	(144,926)	(157,453)
Total shareholders' equity	$49,566	$36,248	$25,738	$17,285	$10,003

(1)	Includes stock based compensation – see Note 10 of our 2008 consolidated financial statements.
(2)	The amounts set forth for 2004, 2005 and 2006 have been reclassified.

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

        Our business model is primarily based on receiving revenues in the form of fees, milestones and royalties, and other revenue sharing payments from licensees and co-development partners of drug and diagnostic products based on product candidate discoveries (i) made by us independently and/or (ii) made pursuant to various forms of collaborations with partner companies whereby our discovery platforms or other discovery capabilities are targeted to areas of interest of such partner companies (“discovery on demand” collaborations). To date we have received only minimal revenues from the licensing of our initial product candidates, recognizing $10,000, $180,000 and $40,000 of such revenue in 2006, 2007 and 2008 respectively. We cannot be certain this business model will generate a stable or significant revenue stream. The inability to derive adequate revenues from our business model would significantly impede improvement in our operating results and liquidity.

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability

        As of December 31, 2008, we had an accumulated deficit of approximately $157 million resulting in large part from our primary focus from 1997 to 2004 on research and infrastructure building activities. These activities were focused on obtaining deeper understandings of selected biological phenomena at the molecular level and creating algorithms and other computational biology tools that would allow the building of predictive models of such phenomena. During this period, the costs of such research and discovery activities were partially offset by limited revenues obtained by providing certain of these capabilities to third parties in the form of services and software products. In late 2004, we began to focus a portion of our research and discovery efforts on the creation of field specific discovery platforms intended to identify novel drug and diagnostic product candidates and discontinued commercialization of computational biology tools and services, as reflected by the resulting decrease in revenues. We incurred net losses of approximately $13 million in 2006, approximately $12 million in 2007 and approximately $13 million in 2008. We expect to continue to incur net losses in the future due in part to the costs and expenses associated with our research and discovery activities, including the building and validation of additional discovery platforms as well as the nature of our business model. To date, we have received only minimal revenues from our initial licensing activities and we cannot be certain that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may be required to allocate substantial additional funds in the future to our discovery and validation activities, and we may never be able to achieve profitability.

        Our discovery efforts primarily consist of developing and validating discovery platforms on a field by field basis, and then utilizing these platforms on our own or pursuant to collaborations with others to discover therapeutic and diagnostic product candidate molecules that appear to have potential applications. In 2008, as in previous years, we allocated a substantial portion of our cash and other resources to such research, validation and discovery activities and we intend to continue to do so. To date, these activities have generated only negligible revenues. These activities may never generate significant revenues and we may never achieve profitability.

We will need to raise additional funds. If we are unable to raise additional funds in the future, we may need to curtail or cease operations, and if we do raise additional funds, to the extent such funding is based on the sale of equity, our existing shareholders are likely to experience dilution of their shareholdings.

        As of December 31, 2008, we had cash and cash equivalents, short-term deposits, long-term deposits and marketable securities of approximately $7.2 million, compared with approximately $17.2 million as of December 31, 2007, in both cases, not including the market value of the 2,150,000 shares of Evogene ordinary shares owned by the Company. We do not anticipate that we will achieve profitability in the near future and believe that we will need additional funds to continue financing our discovery, validation, development and commercialization activities. Potential sources of additional funds include milestones and fees under current and/or new specific product based agreements, fees and other payments under “discovery or demand” or other broader collaborations, sale of all or a portion of our Evogene shares, a rights offering of Compugen securities to our shareholders or various other equity based arrangements.

        We cannot provide any assurance that additional funding will be available from any of these potential sources on terms that are favorable to us, if at all. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. In particular, the recent downturn in the credit and liquidity markets may restrict our ability to borrow funds or raise capital on favorable terms or at all. If we raise additional funds by issuing equity securities or any other convertible securities, we expect that our shareholders will experience dilution of their shareholdings. If we are unable to obtain the required additional financing on commercially reasonable terms, we may have to curtail or cease our discovery and validation activities, or restrict or cease operations. Therefore, the Board of Directors of the Company has adopted a contingency plan that includes various cost reduction measures which, in the absence of obtaining the required additional funding (including but not limited to, from the sale of Evogene shares or otherwise) would enable the Company to continue to support its operations through December 31, 2009.   For more information, see Note 1e of our 2008 consolidated financial statements.

If we are unable to continue to successfully apply for research and development grants, our financial results may be materially harmed.

        We have received research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, from the Israel-U.S. Bi-national Industrial Research and Development Foundation and from the European Community, under the European Union’s 6th Framework Program. In 2008, the grants we received totaled approximately $544,000, compared with approximately $1.4 million in 2007, and approximately $1.7 million in 2006. Our entitlement to receive these grants is dependent on, among other things, our compliance with the various grants’ respective terms and conditions. In addition, the total value of grants that the Office of the Chief Scientist makes available generally, and to each individual grantee, has gradually decreased in recent years and the Office of the Chief Scientist may reduce or eliminate these benefits in the future. Our contingent liability to repay these grants out of future revenues totaled approximately $6.0 million at December 31, 2008.

        If we do not comply with the terms and conditions of the grants or if we do not succeed in obtaining these or similar grants in the future, or if we will be able to obtain only a reduced amount of grants, we may have to restrict certain research activities.

The current world-wide financial crisis and its impact on capital, which may continue indefinitely or intensify, could adversely affect our results of operations, cash flows and financial condition and may affect our ability to access certain sources of funding.

        The global economy is currently undergoing a period of rapid decline. This has led, and could further lead, to reduced consumer spending in the foreseeable future, which may include reduced spending on healthcare and materially impact the earnings and financial health of our collaborators and potential collaborators. As a consequence, our current customers and other prospective customers may postpone, reduce or even forego research and development activities, including acquiring licenses for therapeutic and diagnostic product candidates, which could further adversely affect our potential revenues and profitability. We cannot predict when these conditions will improve. If we attempted to obtain long term credit to finance our operations, we may not be able to do so. In the past, we accessed the capital markets to support our business activities. In the future, we may not be able to obtain capital market financing on favorable terms, or at all, which could have a material adverse effect on our ability to grow or even to continue our business operations.

Factors Related to our Discovery and Development Activities and to the Commercialization of our Discoveries

Our approach to discovering novel therapeutic and diagnostic product candidates is itself novel and has not yet been fully proven or validated in the form of marketed products and may never lead to marketed products. If this approach does not prove to be successful, our business will be significantly harmed.

        Our method of discovering novel product candidates primarily involves first utilizing our computational biology capabilities and predictive models to generate in silico (ie. computers) a large number of potential product candidates in the field of interest. Next we utilize proprietary algorithms and tools and other methodologies to select from this large number of potential product candidates a smaller number of novel molecules that we believe have the highest probability of being product candidates for such field of interest. Some or all of these selected molecules are then synthesized and undergo in vitro and/or in vivo validation testing. By using this approach, we have successfully validated the predictive capabilities of a number of discovery platforms, and in addition have discovered numerous product candidates in a number of diagnostic and therapeutic areas that were first predicted in silico and then initially validated in the laboratory. However, our approach in general has not yet been proven or validated beyond this initial validation and we cannot predict whether any of such discoveries will be suitable for development into therapeutic or diagnostic products or that our discovery method will continue to yield product candidates.

        If we or our licensees and collaborators are not able to find any beneficial biological activity for the therapeutic and diagnostic product candidates that we discover, or potential licensees or collaborators do not believe that this is an effective discovery methodology, or our approach is ultimately proven to be ineffective or non-competitive for discovering candidates suitable for development into therapeutic and diagnostic products, or we or our licensees or collaborators fail to commercialize our discoveries, our business will likely be significantly harmed.

The success of our business largely depends on our discovery platforms and related technologies. The predictive capabilities of our discovery platforms with respect to yielding marketable products remains largely unproven and may never lead to marketable products. If we fail to continue to develop and enhance our discovery platforms, or we or our partners fail to make novel discoveries, or focus on the most promising discoveries, our business will likely be materially harmed.

        Our proprietary discovery platforms are designed to predict, select and validate potential product candidates in each selected field of interest. These discovery platforms essentially model biological processes, whether physiological or pathological. This modeling is partial and might not be sufficient to result in true predictions to the biological processes as they occur naturally. Even if we make true or partially true predictions, we might be able only to repeat discoveries already made by others and not be able to make novel discoveries. This may result either from feeding our discovery platforms with data already used by others or by developing discovery platforms already developed, wholly or partially by others, or from inherent incapacity of the prediction capabilities of our discovery platforms. In addition, since our research and discovery resources are limited we might be able to progress with only a fraction of our discoveries. We currently assess which discoveries to validate based on various criteria. If we or our partners fail to select the right candidates to progress with, either due to lack of experience or applying the wrong criteria, the selected candidates may never result in a marketable product. Additionally, we may not be able to make the necessary new developments and enhancements to our discovery platforms and related technologies in order to compete successfully within the pharmaceutical and biotechnology industries.

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

        We rely on access to high-quality biological samples supported by detailed clinical records to conduct parts of our discovery activities and to perform experimental analysis and initial clinical validation. If we will fail to identify and purchase or otherwise obtain such samples for any reason or if the quality of available biological samples is poor, or if the quantity of the available biological samples is insufficient, our discovery and validation capabilities may be harmed.

        In carrying out our discovery and development of therapeutic and diagnostic product candidates, we rely on our ability to access and use commercially available biological samples. The quality of our discoveries is in part dependent on the quality and quantity of available biological samples. If we will fail to identify and purchase or otherwise obtain such samples for any reason or if the quality of available biological samples is poor, or if the quantity of the available biological samples is insufficient, our discovery and validation capabilities may be harmed.

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

We or our licensees or collaborators may be unable to obtain regulatory approval of any of our therapeutic or diagnostic candidates, and if we or our collaborators fail to obtain such regulatory approval, our business will be materially harmed.

        The clinical development and marketing of therapeutic and diagnostic products based on our discoveries requires obtaining regulatory approvals to such effect. The process of obtaining regulatory approvals for therapeutic or diagnostic products based on our discoveries in the United States, Israel and in other countries can be lengthy and complex. Changes in legislation and in guidelines and policies made pursuant to such legislation could increase the complexity and the length of the process of obtaining such regulatory approvals. The time required to obtain Food and Drug Administration and other approvals for therapeutic and diagnostic products is unpredictable but may exceed several years following the commencement of clinical trials. Neither we, nor our licensees or collaborators, have yet applied for or received any regulatory approvals for the marketing of any therapeutic or diagnostic products based on our discoveries. It is possible that none of the product candidates we or our licensees or collaborators develop will obtain the appropriate regulatory approvals necessary to begin selling them. Even if and once we or our collaborators or licensees obtain regulatory approval for products based on our discoveries, these products may be subject to continuous regulatory review. Products based on our discoveries that are found to be unsuitable for human consumption, for example due to the causation of unwanted side effects, may result in the withdrawal of such products from the market.

        Furthermore, because some of the therapeutic products we are intending to develop may represent a newly discovered class of therapeutic products or a new indication or new use for an existing drug, without clear FDA guidelines for development, the FDA may not have established definitive policies, practices or guidelines in relation to these products or uses. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our licensees or collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the development of our product candidates. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular product candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product. We or our licensees or collaborators are also subject to numerous regulatory requirements outside the United States governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The regulatory approval process outside the United States includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in these jurisdictions. Therefore, approval by the FDA does not assure approval by regulatory authorities outside the United States.

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

        We have no experience in conducting and managing the clinical trials which will be necessary to obtain regulatory approvals for our therapeutic or diagnostic product candidates. To the extent that we or our licensees or collaborators choose to rely on third parties for clinical development, our control over these critically important activities will be reduced. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, clinical trials could be delayed and our business materially harmed.

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

We depend significantly on collaborators and licensees for the development and commercialization of our therapeutic and diagnostic product candidates, and if we are unable to maintain our existing agreements or to enter into additional agreements with collaborators and licensees in the future, our business will likely be materially harmed.

        Our strategy for the development and commercialization of therapeutic and diagnostic product candidates depends on the formation of collaborations or licensing relationships with third parties that have complementary capabilities. We depend significantly on our collaborators and licensees to carry out and/or finance product development and commercialization of our therapeutic and diagnostic product candidates. Potential collaborators and licensees include pharmaceutical, biotechnology and diagnostic companies and academic institutions

        To date, we have granted a small number of licenses and entered into collaborations covering development and commercialization rights with respect to certain of our product candidates. As of December 31, 2008, we had entered into eleven such agreements for a multiple number of our product candidates.

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

        Our strategy for the development and commercialization of therapeutic and diagnostic product candidates is based on our discovery and early stage validation and in some cases, pre-clinical development of those product candidates. We consider early stage development of diagnostic product candidates to be a stage at which their existence is validated. At this stage we may demonstrate that the product candidate is differentially expressed in different physiological conditions, but in any case with no clinical proof. We consider early stage development of therapeutic product candidate to be a stage at which we show biological activity of that candidate in animal models. We either carry out such early stage validation work ourselves or we engage third parties to provide such validation work but we ordinarily seek to rely on our collaborators and licensees to carry out further product development.

        Pharmaceutical and diagnostic companies may be reluctant or refuse to in-license our therapeutic and diagnostic product candidates at these early stages of discovery or validation. One potential barrier to our success in obtaining collaborators and licensees is the existence of skepticism in the industry about the value of in silico predictive modeling in life science discovery due to largely unsuccessful past attempts by others. Even if we are successful in commercializing our product candidates at an early stage of development, our licensees may propose terms that we may not consider commercially desirable and the consideration that we may receive for each individual product may be relatively low. The consideration that we would expect to receive for commercializing our products candidates increases commensurately with the number of such products commercialized and the stage of development that we attain for them.

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

        The risks that we face in connection with our existing collaborations, licenses and other business alliances as well as those that we may enter into the future include, among other things, the following:

—	we may be unable to comply or fully comply with our obligations under license or collaboration agreements into which we enter, and as a result, we may not generate royalties or milestone payments from such agreements, and our ability to enter into additional agreements may be harmed;

—	our collaborators may have significant discretion in electing whether to pursue any of the planned activities and the manner in which this will be done;

—	we may not be able to control our collaborators’ or licensees’ willingness to pursue development of our product candidates, or the amount of resources that our collaborators will devote to the collaboration;

—	changes in a collaborator's or a licensee's business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement with us;

—	ownership of the intellectual property generated under our collaborations may be disputed;

—	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able nor willing to make;

—	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

—	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration; and

—	our collaborators may fail to develop or commercialize successfully any products based on product candidates to which they have obtained rights from us.

        If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

Factors Related to our Operations

The licensing cycle for our commercial offerings is complex and lengthy and as a result, we may expend substantial funds and management resources with no assurance of success.

        We are required to negotiate agreements containing terms unique to each licensee and collaborator and which suit each licensee’s or collaborator’s specific discovery, development and business strategies. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. As a result, the process of preparing and negotiating our licensing and other agreements is complex, and may take 12 months or longer. These business development and related commercial activities require the input and substantial time and efforts of our key management personnel.

        As a result we believe that we will need to continue to expend substantial funds and substantial management time and effort into these business development activities with no assurance of successfully entering into agreements with potential collaborators and licensees.

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

        In December 2008, following a restructuring intended to reduce our costs and cash burn, the Company reduced its headcount to 57, from 72 as of December 31, 2007. While we believe that this headcount reduction will not impact any of the Company’s discovery capabilities or its ability to develop new platforms, we cannot be certain of this and such reduction may have a material adverse effect on our employee retention ability.

        Our business may be harmed if we are unable to retain our key personnel, or to attract, integrate or retain other highly qualified personnel in the future.

Revenues that we may generate from commercialization of our technologies or discoveries may be reduced because of obligations to pay back Israeli governmental grants or other grants that we receive.

        The development of some of our technologies and of the discoveries that we make have been and may in the future be partially funded by governmental grants that we received or will receive from the Israel-U.S. Bi-national Industrial Research and Development Foundation and the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. According to Israeli law, certain restrictions and obligations may be imposed on us in relation to the development and commercialization of discoveries that are financed by these grants. These obligations and restrictions may be imposed if we were to seek to manufacture the technologies or the discoveries outside of Israel or transfer certain of our know-how within or outside of Israel.

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

        Nevertheless, if the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor adopts a view contrary to our own or if restrictive statutory changes are legislated in the future, our flexibility in commercializing some of our technologies or discoveries may be reduced.

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data, and if we are unable to do so, our business may be harmed.

        We rely heavily on the use and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communication networks and software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers, communication, and hardware and software systems as well as our data and third parties’ data. However, these methods may not protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. A party who has access to our proprietary data could misappropriate such data, make unauthorized use of or unintentionally destroy all or part of such proprietary data. In addition, a party, including an employee, who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Such publication of proprietary data could materially harm our intellectual property position, thereby seriously harming our financial condition. These security breaches, if significant, could harm our operations and even cause our business to cease.

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

        The success of our business depends, to a large extent, on our ability to obtain and maintain patents that cover our therapeutic and diagnostic product candidates. We have applied for patents covering our therapeutic and diagnostic product candidates as well as aspects of some of our technologies. We have a total of 12 issued patents, of which 11 are U.S. patents and one is an Australian patent. We also have 137 pending patent applications which include 48 patent applications that have been filed in the United States (four of which have, to date, been allowed for issuance) and seven applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We plan to continue to apply for patents as we deem appropriate, but we cannot assure you that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek.

        The process of obtaining patents for inventions that cover our products is uncertain for a number of reasons, including but not limited to:

—	the patenting of our inventions involves complex legal issues, many of which have not yet been settled;

—	legislative and judicial changes, or changes in the examination guidelines of governmental patent offices may negatively affect our ability to obtain gene-based patents;

—	in view of the finite number of human genes, we face intense competition from other biotechnology and pharmaceutical companies who have already sought patent protection relating to gene-based discoveries that we may intend to develop and commercialize;

—	publication of large amounts of genomic data by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

—	even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from using our patented inventions; and

—	even if we succeed in obtaining patent protection, our patents could be partially or wholly invalidated, including by our competitors.

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

        If a third party accuses us of infringing its intellectual property rights or if a third party commences litigation against us for the infringement of patent or other intellectual property rights, we may incur significant costs in defending such action, whether or not we ultimately prevail. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive and prolonged. Costs that we incur in defending third party infringement actions would also include diversion of management’s and technical personnel’s time, the effect of which may be even more adverse then in the past due to the recent reduction in force. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us or our collaborators and licensees from further developing our discoveries or commercializing our products. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from the prevailing third party. If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures.

Factors Related to our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. federal income taxes.

        There is a risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our assets for the taxable year produce or are held for the production of passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Based on our income, assets, activities, market capitalization and other considerations, we do not believe that we were a PFIC for the taxable year ended December 31, 2008. However there are no assurances that the Unites States Internal Revenue Service (“IRS”) will not challenge this conclusion. Furthermore, if the current price of our ordinary shares does not increase during 2009, there is a risk that we could be classified as a PFIC for 2009.

        For a discussion of the rules relating to PFICs and related tax consequences, please see “Taxation, United States Federal Income Tax Considerations” under “Item 10. Additional Information”.

        We have a very limited operating history with respect to the commercialization aspects of our business model, upon which to base an investment decision or upon which to predict our revenues.

        Our business model depends on our ability to generate revenues primarily in the form of fees, milestones, and revenue sharing payments from the licensing and commercialization of current and future product candidate discoveries, and our ability to do so remains untested. To date we have received only minimal revenues from the licensing of our initial product candidates, recognizing $180,000 of such revenue in 2007 and $40,000 of such revenue in 2008. We cannot be certain that this business model will ever generate a stable or significant revenue stream. Our operating history with respect to the commercialization aspects of our business model provides an extremely limited basis for you to assess our ability to generate significant fee, milestone, and revenue sharing revenues from the licensing and commercialization of our product candidate discoveries, or from “discovery on demand” collaborations, and therefore on the advisability of investing in our securities.

Our share price and trading volume have been volatile and may be volatile in the future and this could limit investors’ ability to sell stock at a profit and could limit our ability to successfully raise funds.

        During the last two fiscal years, our stock price on the Nasdaq Global Market has traded at a low of $0.34 to a high of $3.40 and trading volume has been very volatile. The volatile price of our stock and the changing trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

—	negative global macroeconomic developments
—	successfully reaching certain developmental milestones;
—	failure to raise capital on the capital markets;
—	achievement or rejection of regulatory approvals by our competitors or us;
—	announcements of technological innovations or new commercial products by our competitors;
—	developments concerning proprietary rights, including patents;
—	developments concerning our existing or new collaborations;
—	regulatory developments in the United States, Israel and other countries;
—	economic or other crises and other external factors;
—	delay or failure by us or our partners in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;
—	period to period fluctuations in our revenues and other results of operations;
—	changes in financial estimates by securities analysts;
—	our need and ability to raise additional funds;
—	our inability to disclose the commercial terms of, or progress under, our collaborations;
—	our inability to show and accurately predict revenues; and
—	sales of our ordinary shares.

        We are not and will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

Our ordinary shares may be delisted from the Nasdaq Global Market, and as a result the liquidity and price of our ordinary shares would likely decline.

        Our ordinary shares are currently listed on the Nasdaq Global Market. Nasdaq’s continued listing requirements include that (i) the minimum bid price of a listed security must be at least $1 and (ii) listed companies maintain, among other things, a minimum of $10.0 million in shareholders’ equity, as reported on the issuer’s balance sheet. Our ordinary shares have traded below $1 per share since November 4, 2008. Our shareholders’ equity was $10.0 million as of December 31, 2008, and we expect our shareholders’ equity to decline for the next reporting period. The delisting of our ordinary shares would likely have an adverse impact on the liquidity of our ordinary shares and, as a result, the market price for our ordinary shares would likely become more volatile and could decline significantly. Additionally, if we were delisted from the Nasdaq Global Market, the benefits of dual-listing reporting requirements would no longer be relevant and we would be required to make all our disclosures pursuant to Israeli law and Tel Aviv stock exchange rules and regulations. Alternatively, we might choose to or be required to delist from the Tel Aviv stock exchange as well.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

        Our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. We cannot give you any assurance that this will continue to be the case. Additionally, if there were to be emergency conditions, some of our key employees may be called to active army duty for extended periods of time and this could adversely affect our operations.

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

Our results of operations may be adversely affected by devaluation of the Dollar against the New Israeli Shekel.

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel. Depreciation of the US dollar could have a material adverse effect on our results of operation and financial condition. The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (“NIS”) payroll and certain operation expenses. For more information, see Note 2q of our 2008 consolidated financial statements.

We may not continue to be entitled to certain tax benefits.

        We are entitled to certain tax benefits under Israeli government programs.

        The tax benefits are a function of the “Approved Enterprise” status of our existing facilities in Israel. For more information, see “Item 5. Operating and Financial Review and Prospects; Operating Results; Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect our Operations”. To date we have not received any such tax benefits because we have not yet generated any taxable income. To maintain our eligibility for these tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital.

        If we cease to become entitled to these tax benefits, we may be required to pay increased taxes on the taxable income that we may generate in the future.

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

History and Development of the Company

        Our legal and commercial name is Compugen Ltd. We were established as a corporation and have operated under the laws of the State of Israel since 1993. Our principal offices are located at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, and our telephone number is +972-3-765-8585. The mailing address of Compugen USA, Inc. (formerly known as Compugen, Inc.), our wholly-owned U.S. subsidiary and our agent in the United States, is Compugen c/o Adjuvant Global Advisors, 7101Wisconsin Avenue, Suite 1001, Bethesda MD 20814. Our primary Internet address is www.cgen.com. None of the information on our website is incorporated by reference into this annual report.

        Our initial business beginning in 1994 was to develop and commercialize a computer hardware system and software applications to accelerate homology searches of biological sequences under the name “Bioccelerator” in order to facilitate an understanding of the human genome and proteins. Thereafter, we began to develop better algorithms to increase the speed of processing and to cope with the high level of complexity of life at the molecular level. The initial result of this effort was an early understanding that the majority of human genes can express multiple transcripts (i.e. alternative splicing) and therefore multiple proteins.

        Beginning with this understanding of alternative splicing, our research efforts were then largely directed to obtaining additional predictive understandings of selected biological phenomena at the molecular level, including how genes express transcripts, how transcripts become proteins, and more recently, how proteins are cleaved to create peptides. These efforts, over more than 10 years, have created a core infrastructure of multidisciplinary and experienced researchers, computational biology systems, tools and algorithms and proprietary understandings and predictive models of key aspects of life at the molecular level. During this period we obtained revenues by providing certain of these capabilities to third parties (including multi-million dollar collaborations with Abbott Laboratories, Human Genome Sciences Inc., Novartis Pharma AG and Warner-Lambert Company, and the United States Patent and Trademark Office in the form of services and software products).

        In 2004, having achieved what we believed to be the required infrastructure in terms of experienced scientists, computational tools and models, and scientific understandings, we began to focus a portion of our research and development efforts on the creation of field specific discovery platforms intended to provide drug and diagnostic product candidates. Consistent with this new focus, we discontinued commercialization of computational biology tools and services.

        From late 2004 to date, a series of discovery platforms were successfully developed and validated. In addition, a number of initial product candidate discoveries were made, and the Company began to enter into various types of agreements with pharmaceutical and diagnostic companies for the further evaluation, development and commercialization of products based on these discoveries.

        The Company sees its competitive advantage as having the ability to utilize computational biology based “prediction and selection” methodologies to systematically discover, through the use of its discovery platforms, multiple product candidates of interest in an increasing number of important drug and diagnostic fields. During late 2008, in order to more fully leverage this capability, the Company increased its focus on the next stage of its commercial development in the form of seeking broader, more strategic types of collaborations whereby our discovery platforms or other discovery capabilities are targeted to areas of interest of our partner. Such “discovery on demand” collaborations based on our existing and “to be developed” platforms are a high priority for our company and we expect that these types of collaborations will provide the majority of our milestone and royalty opportunities in the future. However, we cannot be certain this business model will generate a stable or significant revenue stream. The inability to derive adequate revenues from our business model would significantly impede improvement in our operating results and liquidity.

        In 2009, we intend to focus our internal R&D activities primarily on therapeutic peptides and monoclonal antibody drug targets. In our biomarker and other programs, particularly in view of our current financial situation, we intend to give priority to those activities pursued in collaboration with other companies. The net impact of these and related decisions resulted in a staff reduction in December 2008, and an approximate 30% reduction in planned expenditures for 2009 compared to 2008.

        In 1997, we incorporated our wholly-owned U.S. subsidiary, Compugen USA, Inc. and in 2008, our wholly-owned UK subsidiary, Compugen UK Ltd. However, neither of these subsidiaries is anticipated to have any significant operations during 2009. Our research and discovery, business development and commercial operations are all carried out primarily from our Tel Aviv offices.

        In August 2000, we sold 5,000,000 of our ordinary shares in an initial public offering of our shares on the Nasdaq Global Market at $10.00 per share. In September 2000, we sold an additional 750,000 ordinary shares upon the exercise by our underwriters of their over-allotment option. In January 2002, we listed our shares for trading on the Tel Aviv Stock Exchange (TASE).

        In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. On August 1, 2004, we transferred all of the assets and liabilities of this division to Keddem Bioscience, a wholly-owned subsidiary. In August 2007, we announced the suspension of Keddem’s operations. In 2008, in order to continue to seek to maximize the value of Keddem’s intellectual property, Compugen entered into a term sheet agreement with Mada Ltd., a newly formed company owned and managed by the former two Co-CEOs of Keddem, under which Compugen will license the Keddem intellectual property to Mada in exchange for royalties on any future revenues and certain access rights to any developed technology. Mada intends to seek third party funding for the development of this intellectual property, but we can give no assurances that it will be successful in doing so.

        In 1999, we established a division to utilize our in silico predictive discovery capabilities in the agricultural biotechnology field. On January 1, 2002, we transferred this business to Evogene Ltd., a newly formed corporation in exchange for 1,640,000 ordinary shares of Evogene, representing 82% of the company’s initial capital. The remaining 360,000 Evogene shares were issued to the two founding scientists, who had previously directed the agbio division at Compugen. In August 2008, Evogene entered into a multi-year research and development collaboration with Monsanto Company focused on identifying key plant genes related to yield, environmental stress and fertilizer utilization. At such time, Monsanto purchased an $18 million equity stake in Evogene and agreed to purchase an additional $12 million in the future, subject to certain Evogene diligence requirements. We currently hold 2,150,000 Evogene ordinary shares representing approximately 9.0% of the outstanding ordinary shares. For more information about these transactions and our holdings in Evogene, see below “Significant Investment; Evogene Ltd.” and “Organizational Structure” in this Item 4. See also Note 1b and Note 2e to our consolidated financial statements.

        On November 12, 2008, we announced the appointment of Mr. Martin Gerstel as Compugen’s president and chief executive officer, effective January 1, 2009. Mr. Gerstel, who served as chairman of Compugen since 1997, succeeded then president and chief executive officer Mr. Alex Kotzer, who informed the Board of his interest to retire from his full time executive responsibilities. Mr. Kotzer continues as a director of the Company. In addition, on February 9, 2009, we announced the appointment of Dov Hershberg as chairman of the board, succeeding Martin Gerstel.

Recent Operating Developments

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

        In January 2008, we announced results from initial in vivo validation studies of CGEN-855A and CGEN-855B, two novel peptide agonists of the FPRL1 GPCR, which may serve as anti-inflammatory and cardio-protective drug candidates, discovered using the Company’s GPCR ligand discovery platform.

        In February 2008, we announced positive in vivo results for two novel peptide agonists of the MAS GPCR, indicating cardio-protective effects and therapeutic potential for the treatment of various cardiovascular and other pathologies. The two peptides – CGEN-856 and CGEN-857 – were identified using Compugen’s GPCR ligand discovery platform.

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

        In April 2008, we announced the discovery and experimental verification of CGEN-438, a potential blood based biomarker for lung cancer, which could potentially serve as both a serum biomarker for the diagnosis of small cell lung cancer and as a component in a biomarker combination for the diagnosis of non-small cell lung cancer patients. CGEN-438 is one of a group of putative cancer and cardiovascular biomarkers which was initially predicted in silico using Compugen’s Protein disease markers discovery platform, and then further validated experimentally.

        In May 2008, we presented experimental results for three Compugen discovered Relaxin related molecules that could have therapeutic activity in various clinical indications, including labor complications, infertility, inflammation, congestive heart failure and fibrotic diseases. These three novel peptides were predicted in silico through the use of Compugen’s GPCR Peptide Discovery Platform.

        In June 2008, we announced the discovery of more than ten novel targets of antibody therapy for various types of solid and hematopoietic cancer. The newly identified targets were initially predicted and selected in silico using Compugen’s Monoclonal Antibody Therapeutic Targets Platform. Further experimental validation of the therapeutic potential has been initiated for five of these targets.

        In June 2008 we announced the discovery and experimental confirmation of a novel combination of four biomarkers for early detection of drug-induced nephrotoxicity. Data demonstrate that the biomarker signature may enable a much earlier prediction of drug-induced kidney toxicity during pre-clinical trials in rats in comparison to traditional diagnostic methods such as histopathology or clinical chemistry. The biomarkers were discovered through the use of Compugen’s Nucleic Acid Testing (NAT) Discovery Platform and a key component of the discovery effort was the integration of proprietary expression and clinical data derived from biological samplers provided by Teva Pharmaceutical Industries Ltd.

        In July 2008, we announced positive results from an in vivo study of CGEN-25007, a novel peptide antagonist of the gp96 protein. The data indicate that CGEN-25007 has immunosuppressive effects and therapeutic potential for the treatment of various inflammatory diseases and other immune related pathologies. CGEN-25007 was initially predicted using Compugen’s DAC blockers platform, which was designed to predict peptides that block proteins of interest from achieving certain disease-associated conformations.

        In July 2008, we announced the discovery of the potential use of CGEN-50001, a known central nervous system (“CNS”) drug, for breast cancer therapy. In in vitro and in vivo validations studies, co-administration of CGEN 50001 was shown to significantly increase the effect of Tamoxifen, a frequently used drug for the treatment of estrogen receptor (ER) positive breast cancer. This previously unknown action of CGEN 50001 was initially predicted in silico by Compugen’s New Indications Discovery Platform. At such time, we also announced plans to conduct a proof of concept human trial for such use during 2009. Subsequently, and as part of the reduction in expenditures for 2009, planning for such trial was placed on hold and is expected to move forward only in the event of a third party collaboration.

        In September 2008, we announced that our proprietary DAC Blockers Discovery Platform had led to the discovery of CGEN-25008, a novel peptide antagonist of the Clusterin protein. We also announced that recently analyzed in vitro and initial in vivo results from cell-based assays and a lung cancer mouse model indicate that CGEN-25008 reduces the growth rate of several cancer cell lines and specifically enhances the anti-cancer activity of TaxolTM, a frequently used cancer chemotherapeutic drug.

        In October 2008 we announced the development and validation of a new Viral Peptides Discovery Platform designed to identify peptides from viral genomes for potential human therapeutic use against inflammatory and immune related diseases. The Viral Peptides Discovery Platform has led to the discovery of two novel viral peptides demonstrating in in vitro studies, the ability to suppress inflammatory responses.

Principal Capital Expenditures

        In the years ended December 31, 2008, 2007 and 2006, our capital expenditures were $120,000, $205,000 and $157,000, respectively, and were spent primarily on laboratory equipment, computer software and hardware and leasehold improvements. We have no current commitments for capital expenditures.

Business Overview

        We are a company that engages in drug and diagnostic product candidate discovery and the commercialization of such candidates largely through early stage licensing and co-development agreements. Our business is focused on developing and using our growing inventory of field-focused discovery platforms to predict, select and validate therapeutic drug candidates and diagnostic biomarker candidates. Our initial discovery platforms have focused mainly on cancer, cardiovascular and immune-related diseases. Prediction and selection of product candidates is largely computer based utilizing one or more of our discovery platforms, while validation of the resulting candidates is accomplished through the use of various in vitro and in vivo experimental techniques. Product candidate discoveries are pursued either (i) by us independently and/or (ii) under various forms of collaborations with partner companies whereby our discovery platforms or other discovery capabilities are targeted to areas of interest of such partner companies. In general, we seek to license out our discoveries at an early stage with the goal of maximizing the number of our product candidates in development by our licensing and co-development partners under various types of milestone and revenue sharing agreements.

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

        Therapeutics and Diagnostics: In each field, we seek to discover novel candidates that answer unmet medical needs and that may be suitable for further development as therapeutic or diagnostic products. Although each of our platforms is field- or disease-specific, our underlying capabilities and general approach are not, and can be utilized for numerous applications, both therapeutic and/or diagnostic. At any given time, our discovery efforts may span a number of candidates which may become diagnostic or therapeutic products. Our therapeutic candidates include either novel peptides or proteins that are themselves drug candidates, targets to potential drugs, like specific receptors of cancer cells, or known small molecules with new indications. Our diagnostic biomarkers indicate, among others, the presence or absence of a condition, such as a disease, or a person’s predisposition to either acquire a disease or to respond to a therapeutic treatment.

        Our business model is based on entering into commercial collaborations with leading diagnostic, biotechnology and pharmaceutical companies, as well as academic and medical institutions, which have the ability to support and fund discovery activities as well as commercial development of our early-stage discoveries and candidates from early pre-clinical stages for therapeutics or from initial clinical validation for diagnostics. These collaborations can be based on either product candidates previously discovered by Compugen, or product candidate “discovery on demand” in areas of interest to our partner, or combinations of the two. We intend to generate revenues through milestone and royalty based license agreements and joint development agreements with these collaborators. We have entered into several such agreements, but we have not yet recognized significant revenues from these agreements.

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

        In general, each Compugen discovery platform targets a specific field and consists of three modules: Prediction, Selection and Validation. The first two modules are largely in silico (i.e. performed by computer) with the third, being laboratory based in-vitro and in vivo experimental validation of selected candidates. The Prediction module utilizes our computational biology capabilities and predictive models with field specific information to generate in silico a large number of putative product candidates for the specific purpose or field of interest. Next, the Selection module utilizes proprietary algorithms and tools and other methodologies to select from this large number of putative product candidates a smaller number of molecules (typically in the low hundreds) that we believe have the highest probability of being product candidates for that specific purpose or field of interest. Some or all of these selected molecules are then synthesized and undergo experimental screening and therafter in vitro and/or in vivo validation testing in the third module. By using this systematic approach, we have successfully validated the predictive capabilities of a number of discovery platforms, and in addition have discovered numerous product candidates in a number of diagnostic and therapeutic areas that were first predicted in silico and then initially validated in the laboratory. In addition, this procedure provides additional data for the continued improvement of the predictive capabilities incorporated in the discovery platforms.

        Current Validated Discovery Platforms

—	Splice Variant based Therapeutic Proteins: Alternative Splicing is a biological phenomenon that enables multiple protein products from a single gene. Our historical platform, the “LEADS infrastructure platform” models this phenomenon by analyzing databases of sequence data, mainly ESTs (Expressed Sequence Tags – short sub-sequences of a transcribed spliced nucleotide sequence) and predicts the collection of human proteins (proteome), among them many potential novel splice variants. In some cases, splice variants could be drug candidates. The LEADS infrastructure platform is used in other discovery platforms as well.

—	Nucleic-Acid Disease Markers: Using the LEADS infrastructure platform in combination with a gene expression database, we can identify RNA sequences found in different levels in pathological as opposed to healthy conditions. These RNA sequences can be used as biomarkers for the diagnosis of specific pathological conditions, such as cancer.

—	Protein Disease Markers: Using the same capabilities as above, we can identify RNA sequences that are translated to proteins secreted to the blood stream under various pathological conditions. Such protein sequences, identified in the bloodstream, can serve as biomarkers for the diagnosis of various diseases. This platform serves as the basis of our collaborations with Siemens Healthcare Diagnostics Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company) and Iverness Medical (formerly Biosite).

—	Monoclonal Antibody Targets: This platform predicts the existence of proteins that can serve as targets for antibody therapeutics. It combines several information sources such as the LEADS infrastructure platform, gene expression profiles and protein domains predictions. We have recently begun to experimentally validate drug target candidates which are novel membrane proteins which we believe may serve as targets for antibody therapeutics and may play a role in the treatment of various cancer and autoimmune diseases. This platform is the basis for the drug target discovery program that enables our collaboration with Medarex.

—	Nucleic-Acid Preclinical Toxicity Markers: Using the LEADS infrastructure platform in combination with gene expression experiments designed to identify drug-induced toxicity biomarkers, we can identify high levels of RNA sequences in tissues that were exposed to toxic drug agents. Such RNA sequences can be used as biomarkers for the early detection of toxicity in preclinical trials. To date, in a collaborative program with Teva Pharmaceutical Industries, we have successfully identified and validated such biomarkers for kidney toxicity.

—	Non-SNP Drug Response Markers: This platform (also called our “GeneVa platform”) predicts non-SNP variations in the human genome that could be potential drug response and disease predisposition markers. This platform consists of three components: a component constituting an atlas with over 200,000 predicted non-SNP variations, a component that associates variations from this atlas with a certain conditions of interest (eg. response to a drug), and an experimental genotyping component that allows testing of variations on human DNA samples. This platform forms the base of our collaboration with Roche for the identification of drug response markers to anti rheumatoid arthritis drugs.

—	GPCR Therapeutic Peptide Ligands: G-protein coupled receptors (GPCRs) are desirable drugs targets – with at least 40% of drugs currently in the market thought to act on GPCRs. This platform aims at finding novel peptide ligand agonists to GPCRs that could become drug candidates and is based on a predicted peptidome and our capability to extract from it, GPCR related peptides. Our peptidome is a collection of thousands of novel human peptide sequences which are expected to correspond to natural peptides, and was created by predicting novel cleavage sites in precursor proteins. Using this proprietary platform, to date, we have identified many novel peptides that activate GPCRs and progressed with multiple peptides into in vivo studies. In addition, we signed a collaboration agreement with Merck to use this platform to target and predict peptides likely to activate selected GPCRs and to validate their agonistic activity.

—	New Indications: This platform predicts new indications for existing drugs through the analysis of vast amounts of information and raw data from many different experimental and drug and disease specific sources, including gene expression, known or predicted protein networks, gene regulation data, known or predicted associations between genes and pathologies and other experimental results. A key component of the platform is the Compugen developed MED (Mining of Expression Data) infrastructure technology, which is also being utilized in other discovery platforms. The MED technology allows the integration and subsequent querying of multiple types and sources of data, including, gene expression results from tens of thousands DNA chips from around the world, covering hundreds of biological conditions (e.g. disease states). A significant value in discovering a new indication of an existing drug is found in the shortened development time and decreased risk due to the existence of safety, toxicity and other data.

—	Disease-Associated Conformation Blockers: This discovery platform is designed to identify segments in proteins of interest that, if introduced therapeutically as synthetic peptides, would block specific conformational changes of such proteins, thereby preventing them from adopting disease-associated conformations and related activities. A key capability of this platform is that it enables a proteome wide search for conformational change blocking peptides in human, viral and bacterial proteomes.

—	Viral Peptides Discovery: This is our newest platform, targeted at the discovery of novel therapeutic peptides from viral genomes for potential human therapeutic use against inflammatory and immune related diseases. The rationale of the platform is based on the concept of utilizing the virus gained knowledge on how to subvert the human immune system. The initial run of this platform identified two viral peptides that were shown in in vitro studies on activated immune cells to suppress secretion of various cytokines and chemokines suggesting anti-inflammatory properties.

THERAPEUTIC ACTIVITIES

        We use our therapeutic discovery platforms to first predict, based on various computational biology predictive models, a large number of potential candidates and then use algorithms, machine learning systems and other tools to select from among the many predictions, likely novel potential drug candidates. After this in-silico prediction and selection of potential candidates, we perform an initial screening experiment that tests for the predicted biological activity. We then identify potential candidates, and select some for preliminary biological testing (usually in-vitro tests) which initially, also serves as validation of the discovery platform itself. Using the in-vitro results, we make an assessment based on an internal set of criteria, whether to proceed to more advanced tests (usually in vivo tests) which may further demonstrate the potential of the discovery platform and enable us to place those molecules with successful results, in our therapeutic pipeline. We may perform these validation activities of our candidates internally or outsource these activities to a third party.

        Our initial therapeutic product candidates include the following molecules that are either being actively pursued by Compugen or are covered by an existing collaboration:

—	CGEN-241 is a splice variant of the MET receptor, a prominent therapeutic target for cancer, also discovered using Compugen’s Splice Variant based Therapeutic Proteins discovery platform. Compugen’s MET variant is a truncated soluble form of the MET receptor, which has been shown to inhibit HGF-induced Met phosphorylation as well as cell proliferation and survival, indicating anti-mitogenic activity. Furthermore, CGEN-241 displays a profound inhibitory effect on properties related to cell motility and invasiveness demonstrated by inhibition of cell scattering, cell invasion and urokinase activity induced by HGF. Compugen’s results demonstrate that in addition to the inhibition of ligand-dependent activities, CGEN-241 can also affect ligand-independent functions, illustrated by the induction of apoptosis in MKN45 cells and binding of CGEN-241 to Met overexpressing cells, implying a direct interaction with the membranal Met receptor. These different mechanisms of action may confer a therapeutic advantage with the ability to inhibit the diverse modes of Met activation existing in human malignancies.

—	CGEN-855 is a peptide agonist of the FPRL1 GPCR receptor, predicted by Compugen’s GPCR peptide ligand discovery platform. Using in vivo models of acute myocardial ischemia-reperfusion injury, CGEN-855 and CGEN-855B (a shorter derivative of CGEN-855) displayed significant dose-dependent inhibition of acute inflammation in mice. Furthermore, these peptides provided cardioprotection against reperfusion injury, as manifested by reduction in infarct size and troponin I plasma secretion. Taken together, our results indicate that these novel FPRL1 agonists may be a useful therapeutic agent for control of inflammatory diseases, and for the treatment of myocardial infarct and subsequent heart failure. This protein is currently under a research and option for license agreement with Merck Serono.

—	CGEN-856 and CGEN-857 are MAS GPCR peptide agonists, predicted by Compugen’s GPCR peptide ligand discovery platform. Sub-nanomolar concentrations of both peptides exhibit vasodilation of aortic rings which is dependent on the presence of endothelium and NO synthesis, and is mediated through the Mas receptor. In vivo studies using models of cardiac remodeling, induced by isoproterenol or ischemia-reperfusion, indicate that these peptides provide significant cardioprotection, as manifested by reduction in cardiac fibrosis and cardiomyocytes hypertrophy.

—	CGEN-25007 peptide was discovered using Compugen’s proprietary discovery platform, namely, the DAC Blockers platform, which is designed for the prediction and selection of peptides that block proteins from adopting their disease-associated conformations. CGEN-25007 corresponds to a segment of the gp96 protein, a heat shock protein which, triggers both the innate and adaptive arms of the immune system and is involved in inflammatory responses. gp96 is the unique and obligatory master chaperone for toll-like receptors (TLRs). CGEN-25007 exhibited anti-inflammatory activity in human PBMCs and murine splenocytes challenged with various inflammatory stimuli. Moreover, using an animal model of endotoxemia CGEN-25007 exhibited anti-inflammatory activities. The above results suggest that CGEN-25007 may be developed as an anti inflammatory drug.

—	CGEN-25008 peptide is a Clusterin antagonist and was discovered using Compugen’s DAC Blockers platform. In vitro, CGEN-25008 evoked growth inhibition of various tumor cell lines such as non-small cell lung cancer (A549), colorectal adenocarcinoma (HT29), breast cancer (MCF7) and prostate cancer (PC3). In a xenograft animal model of lung cancer, CGEN-25008 was shown to induce up to 25% greater reduction in tumor size when given together with Taxol, in comparison to mice treated with Taxol only. The peptide is currently under assessment in additional cancer models.

—	CGEN-25009-4 is an agonist peptide of the LGR7 receptor that was predicted by the GPCR peptide ligand discovery platform. The LGR7 receptor is known to be activated by Relaxin and therefore could potentially have therapeutic activity in various clinical indications including fibrosis, labor complications, infertility and heart failure. In vitroCGEN 25009-4 peptide showed an apparent cAMP related effect on CHO-K1 cells transiently transfected with LGR7. The peptide is currently under assessment in an animal model of lung fibrosis.

        In addition to the above, Compugen has discovered and initially validated the following therapeutic product candidates that, as of now, will be pursued only if and when a collaboration partner is identified or currently on-going negotiations with a potential partner are successfully concluded:

—	CGEN-54 is a splice variant of the MCP-1 chemokine- a possible drug candidate for inflammatory conditions and cancer, discovered using Compugen’s Splice Variant based Therapeutic Proteins discovery platform. Inhibition of CCR2, the receptor for MCP-1, has been shown to have an anti-inflammatory effect. Compugen’s variant of MCP-1 is an inhibitor of the CCR2 axis. This protein reduces thioglycollate-induced recruitment of macrophages to the peritoneum in a dose dependent manner.

—	CGEN-34 is a splice variant of the peptide ANP, also discovered using Compugen’s Splice Variant based Therapeutic Proteins discovery platform. This variant is a possible agonist of ANP and is likely to share similar biological properties as ANP, and therefore it could potentially affect the cardiovascular system.

—	CGEN-50001 is a small molecule drug which has been used in the clinic for many years for CNS related indications and has a well established safety profile. Using Compugen’s New Indications Discovery Platform, it was predicted that CGEN-50001 would likely strengthen the effect of anti-breast cancer drugs which target the estrogen receptor, such as Tamoxifen. In vitro and in vivo validation studies performed by Compugen, supported this computational prediction and demonstrated that administration of CGEN-50001 was shown to have certain anti-cancer effects. This suggests a new therapeutic indication for a known drug for breast cancer patients.

DIAGNOSTIC ACTIVITIES

        As with our therapeutic discovery efforts, our diagnostic discovery platforms incorporate the prediction of a large number of possible candidates for the area of interest and then selection of those with apparent higher probabilities. After these steps, we make an assessment, based on the set of criteria set forth below, which candidates to seek to experimentally validate. A candidate is “validated” by testing it on a set of clinical samples derived from healthy and diseased individuals. Validation may be accomplished using molecular biology techniques and antibody development and immunoassay-based detection assays. Our principal selection criteria to assess whether or not to validate a candidate are:

—	Novelty and freedom to operate. We select molecules that we predict to be novel and have found to not be covered by third party patents or known patent applications.

—	Differentiation between disease/pathological and healthy conditions. We select molecules that we predict to be present in different quantities in diseased/pathological and healthy human tissues that allow the development of a test having a diagnostic value.

—	Biological characteristics. We select molecules that have biological features, which make them suitable for diagnostic detection. For example, in the case of immunoassay-based diagnostic biomarkers, we select molecules that are predicted to be secreted into the blood stream and therefore possibly detectable in blood.

—	The specific interest of our collaboration partner. The selection of a candidate for validation is often done together with our collaboration partner, based on their diagnostic areas of interest and the specific candidate.

        Our initial diagnostic product candidates include:

—	CGEN-144 is a variant of the Troponin I biomarker for diagnosing acute myocardial infarction. The Troponin I variant is one of a group of putative cancer and cardiovascular biomarkers previously predicted by Compugen’s immunoassay biomarker computational discovery platform. The molecule has subsequently been experimentally verified to be differentially expressed as a serum protein in myocardial infarction patients compared to healthy individuals. In accordance with a recently signed agreement with Compugen, Biosite will develop and select antibodies that bind to CGEN-144 to determine assay sensitivity and specificity in various disease states and as an addition to the current commercial Troponin I test.

—	CGEN-438 is a splice variant peptide of the delta-like protein 3 precursor (DLL3). Using a test developed by Compugen to detect CGEN-438 in serum, the blood levels of the peptide were measured in both lung cancer patients and healthy individuals. The CGEN-438 concentrations detected in serum samples of Small Cell Lung Cancer (SCLC) patients were higher than those detected in the controls, demonstrating the potential of CGEN-438 to become a diagnostic biomarker for SCLC. CGEN-438 was also found to be expressed, to a large extent, in certain Non-SCLC serum samples. As such, CGEN-438 may too be used in a biomarker combination test for the diagnosis of Non-SCLC.

—	CGEN-6 is a splice variant form of the Gastrin Releasing Peptide Precursor (GRP) gene. Today, there are three known isoforms of the wild type GRP protein, all of which are secreted proteins. CGEN-6 is a novel secreted splice variant protein with a unique combination of amino acids derived from various known GRP isoforms. This protein is detectable at higher protein concentrations in serum samples of SCLC patients as compared to control healthy samples. The control samples showing positive CGEN-6 values were different than those showing positive CGEN-438 values, implying that a combination test using both markers may enhance assay specificity.

—	CGEN-327 is splice variant of the HE4 (Human Epididymis Protein 4) gene, which is a known biomarker for ovarian cancer. The computationally discovered transcript was found to exist in human ovarian tissues and presented an over expression profile in ovarian cancer tissues as compared to healthy and benign ovaries. These results suggest that this splice variant may serve as a novel molecular biomarker candidate for the diagnosis of ovarian cancer.

        Our diagnostic discovery platforms together with our related technologies and their experimentally validated novel output have already formed the basis for discovery-based collaborations with:

—	Siemens Healthcare Diagnostics;
—	Ortho-Clinical Diagnostics, a Johnson & Johnson company;
—	Iverness Medical (formerly Biosite Inc.);
—	Mayo Clinic;
—	Teva Pharmaceutical Industries Ltd.; and
—	F. Hoffmann-La Roche Ltd.

        We expect that in 2009 and 2010, as was the case in 2008, we will continue to validate and develop products based on discoveries from our immunoassay based diagnostic discovery platforms. We also intend, together with our licensees and collaborators, to continue our discovery activities, which are currently targeted at cancer, cardiovascular and inflammatory diseases, as well as drug-related toxicities, and also extend these activities to other disease areas.

Selected Existing Customers and Collaborators

        We have to date entered into a number of agreements under which we have out-licensed novel therapeutic and diagnostic product candidates. We intend to continue to license out our novel therapeutic and diagnostic product candidates, to pharmaceutical, biotechnology and diagnostics companies and in addition, to enter into broader “discovery on demand” collaborations. We seek to generate revenues from these collaborations primarily in the form of certain predetermined developmental stages and milestones, and royalties from the sales of the drugs and/or diagnostics applications. Under all of the agreements that we have entered to date, and as is customary in the industry, successful outcomes with respect to such development or commercial milestones are not guaranteed nor required of us or of our partner company.

        In November, 2008, we announced signing a collaboration agreement with Merck KGaA, covering CGEN-855, a Compugen-discovered novel peptide targeting the FPRL1 G-protein coupled receptor. The agreement covers additional research to be conducted by Compugen and provides Merck Serono with an option to exclusively license the novel peptide for worldwide development and commercialization.

        On April 1, 2008, we announced the discovery and experimental verification of CGEN-144, a novel variant of Troponin I biomarker, and the signing of a research and license option agreement with Biosite, Inc. We simultaneously announced that a patent for this biomarker was granted by the U.S. Patent and Trademark Office.

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

        In August 2007, we announced the discovery of CGEN-54, a Compugen-discovered novel splice variant of MCP-1 and our entry into a research and license option agreement with Teva Pharmaceutical Industries, Ltd. relating to it. Teva has informed Compugen that it will not be exercising its option and therefore we are seeking other collaboration partners for this molecule.

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

        In March 2007, we announced our entry into an agreement with Biosite Inc. for the development and commercialization of immunoassay diagnostic products. Entering into this agreement was an expansion of our immunoassay diagnostic collaboration with Biosite, which we entered into in June 2005. Under this agreement, Compugen and Biosite expanded the number of potential diagnostic biomarkers that we made available to Biosite for selection. Furthermore, our existing collaboration was expanded to cover additional diagnostic fields such as cardiovascular and oncology. As with the initial agreement, we are entitled to receive milestone payments and royalties from the sale of any products emerging from the collaboration.

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

        In January 2007, we also announced our entry into an agreement with Teva Pharmaceutical Industries to collaborate on a project for the discovery of biomarkers for the detection of drug toxicity in preclinical stages of the drug development process. The initial focus of the collaboration was on biomarkers for the early detection of potential nephrotoxicity (being toxicity to kidney cells). We granted Teva a license to use the discovered markers for research and development activities while retaining commercialization rights for licensing to other companies, as well as rights for internal use. Under the collaboration, we utilized our proprietary computational tools, discovery platforms and nucleic acid testing technologies for the purpose of predicting and validating toxicity biomarkers. Our integrated analysis incorporated data derived from biological samples collected by Teva in a preclinical study designed specifically for this project, as well as our proprietary expression and clinical data.

        We currently coordinate a consortium funded by the European 6th Framework as part of a three year collaborative project, which commenced on January 1, 2006 and which was extended to June 30, 2009. In addition, we participate as a partner in an additional research consortia under the European Union’s 6th Framework Program. The grants we receive from these projects do not bear any repayment provisions or royalties. In our role as the coordinator of one of these projects, we receive the consortium funds from the European Commission for distribution to the consortium members pursuant to the agreement.

        In June 2005, we announced our entry into a collaboration with Ortho-Clinical Diagnostics, Inc, a Johnson & Johnson company, or OCD, for the development and commercialization of immunoassay based diagnostic products that are based on the output of our diagnostic discovery platforms. The terms of this agreement allow OCD to select up to nine diagnostic biomarkers which we will then collaborate on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by OCD. In exchange, we will receive milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties. We applied together with OCD for a grant from the Israel-U.S. Bi-national Industrial Research and Development Foundation for contribution to our research and development expenditures under our joint collaborative project. For more information about this grant, see “Item 5. Operating and Financial Review and Prospects; Research and Development, Patents and Licenses”.

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

        To date, we have commenced implementing this strategy through (i) the successful development and validation of the predictive capabilities of our ten discovery platforms, (ii) the discovery of numerous product candidates in several diagnostic and therapeutic areas that were first predicted and selected in silico and then initially validated in vitro and/or in vivo in the laboratory and (iii) the signing of collaboration and license agreements with Roche, Siemens Healthcare Diagnostics, Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Biosite, Teva Pharmacuetical Industries, Merck & Co. and Medarex, Inc. for the development and commercialization of novel diagnostic and therapeutic products.

        Our current inventory of validated discovery platforms is as follows:

—	Splice Variant based Therapeutic Proteins
—	Protein Disease Markers
—	Nucleic-Acid Disease Markers
—	Monoclonal Antibody Targets
—	Nucleic-Acid Preclinical Toxicity Markers
—	Non-SNP Drug Response Markers
—	GPCR Therapeutic Peptide Ligands
—	New Indications
—	Disease-Associated Conformation Blocker
—	Viral Peptides Discovery

Subsidiary

        Keddem Bioscience Ltd.

        In 1999, we established a chemistry division that focused on substantially increasing the predictability and success rates of small molecule drug discovery. On August 1, 2004, we transferred all of the assets and liabilities of this division to Keddem Bioscience (“Keddem”), a wholly-owned subsidiary.

        Keddem experienced recurring losses from operations and had accumulated a deficit of approximately $2,917,000 at December 31, 2006. In August 2007, we announced the suspension of Keddem’s operations and as such, it is reflected as a discontinued operation in our consolidated financial statements. In 2008, in order to continue to seek to maximize the value of Keddem’s intellectual property, Compugen entered into a term sheet agreement with Mada Ltd., a newly formed company owned and managed by the former two Co-CEOs of Keddem, under which Compugen will license the Keddem intellectual property to Mada in exchange for royalties on any future revenues and certain access rights to any developed technology. Mada intends to seek third party funding for the development of this intellectual property, but we can give no assurances that it will be successful in doing so.

        For more information on Keddem, see Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Keddem Bioscience Ltd.”.

Significant Investment

        Evogene Ltd.

        In 1999, we established a division to utilize our in silico predictive discovery capabilities in the agricultural biotechnology field. On January 1, 2002, we transferred this business, including a three year Computational Tools License to certain existing Compugen computational biology knowhow, including LEADS, to Evogene Ltd, a newly formed corporation in exchange for 1,640,000 ordinary shares of Evogene, representing 82% of the company’s initial capital. Evogene Ltd. issued 360,000 ordinary shares representing 18% of the company’s initial capital to the two founding scientists, who previously had directed the agbio division at Compugen.

        On August 1, 2004, the Computational Tools License was extended for two additional years, until December 31, 2007, in consideration of the issuance to Compugen of 350,000 ordinary shares of Evogene. During these two years we were obligated to provide to Evogene limited support services for no additional consideration. In August 2006, we entered into a Software License Agreement with Evogene, under which we agreed to grant Evogene a license to certain software which supports the LEADS technology licensed under the Computational Tools License Agreement. In consideration for the grant of the license, Evogene issued to us 40,000 ordinary shares during 2006 and an additional 20,000 ordinary shares during 2008. In May 2007 we entered into a further extension, under which we agreed to grant Evogene a license to certain software until December 31, 2014. In consideration, Evogene paid us $150,000 and issued to us 100,000 Evogene ordinary shares.

        In February, 2006 Evogene entered into an equity investment agreement with certain investors for $7 million of which approximately $2 million had originally been received by Evogene as a bridge loan in January 2005 but was converted into equity pursuant to the terms of the equity investment agreement. We did not participate in this financing round.

        In June, 2007, Evogene completed an initial public offering on the Tel Aviv Stock Exchange. The company sold units consisting of ordinary shares, Series 1 warrants and Series 2 warrants. In total, 3,800,000 shares, 3,900,000 Series 1 warrants and 3,400,000 Series 2 warrants were sold in the offering. In addition, existing shareholders exercised warrants for approximately 2,000,000 ordinary shares, bringing the total new capital raised to approximately $8 million. We did not participate in this public offering. In August 2008, Evogene entered into a five year research and development collaboration with Monsanto Company focused on identifying key plant genes related to yield, environmental stress and fertilizer utilization. At such time, Monsanto purchased an $18 million equity stake in Evogene and agreed to purchase an additional $12 million in the future, subject to certain Evogene diligence requirements.

        In August 2008, Evogene granted to us 30,000 options to purchase ordinary shares subject to the terms of the “Evogene Share Option Plan (2002)". Each of Evogene’s directors was entitled to such options in consideration for their service as a director. Mr. Eli Zangvil, Compugen’s representative on Evogene’s board of directors, instructed that these options be issued directly to Compugen and not to him personally.

        As a result of the above financings and other transactions, as of December 31, 2008, we held 2,150,000 Evogene shares, with the ability to vote 9.0% of Evogene’s share capital and 30,000 options to purchase ordinary shares of Evogene.

        The investment in Evogene was historically accounted for in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”. Through February 2006, when Evogene completed a major finance round, we accounted for the investment under the equity method. The finance round resulted in our holdings being diluted to below 20% of Evogene’s outstanding stock. We cannot exercise significant influence over operating and financial policies of Evogene and the carrying amount of the investment is currently classified and accounted for as available-for-sale marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). Securities available-for-sale are carried at fair value, with the recognized gains and losses reported as a separate component of stockholders’ equity under accumulated other comprehensive income in the consolidated balance sheet.

        For more information on our holdings in Evogene, see below “Organizational Structure” in this Item 4. See also Note 1b and Note 2e to our 2008 consolidated financial statements.

Sales, Marketing and Business Development

        Since our incorporation in 1993, we have devoted most of our capital and human resources to obtaining deeper and predictive understandings of important life processes at the molecular level and utilizing these understandings as well as our extensive and growing base of proprietary computational biology systems, tools and platforms, to substantially improve important aspects of drug and diagnostic product discovery. In recent years, these efforts have focused on the development of field-specific discovery platforms and the prediction, selection and initial validation of numerous drug and diagnostic candidates. Therefore, our principal sales, marketing and business development efforts currently involve licensing or other forms of collaborations with biotech, pharmaceutical and diagnostic companies for the development and commercialization of our product candidates and our discovery platforms. In earlier years we provided certain of our capabilities in the form of services and software tools to third parties, but these activities were largely discontinued by 2004.

        Our business model is primarily based on receiving revenues in the form of fees, milestones, and royalties and other revenue sharing payments from licensees and co-development partners. Therefore, current revenues remain insignificant. Revenues for the year ended December 31, 2008 were $338,000, most of which were in Israel. The approximate geographical breakdown of our revenues for the year ended December 31, 2008 was 12% in North America and 88% in Israel. For the year ended December 31, 2007, all of our revenues were in North America.

        In 2008, in the United States, we had a business development presence in Rockville, Maryland, which operations will be suspended in 2009.

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

        We seek patent protection for inventions that relate to our therapeutic and diagnostic potential product candidates as well as certain components of our technology platforms. We currently have a total of 12 registered patents of which 11 are registered in the United States and one is registered in Australia. We also have 137 pending patent applications, which include 48 patent applications that have been filed in the United States (four of which have to date been allowed for issuance) and seven applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We intend to continue to apply for patent protection for our therapeutic and diagnostic inventions, including for related inventions such as antibodies and peptides.

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

        Our discovery program depends, in large part, on our discovery platforms and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs, proteins and peptides. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our discovery platforms, provide us with a competitive advantage in the field of predicting gene-based products, and occasionally gain some information on their biological importance. We believe that this advantage is made possible by the incorporation of ideas and methods from mathematics and computer science into biology, and by the modeling of significant biological phenomena and the resultant better research capabilities that we have developed. Nevertheless, we may lose this advantage if our existing or future competitors make scientific and technological progress. In addition, we may discover and pursue the development of therapeutic or diagnostic product candidates that could conflict with our collaborators’ discovery and development plans, including licensees or collaborators to whom we granted in the past a license to use certain of our earlier computational platforms.

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

Organizational Structure

        We incorporated our wholly-owned U.S. subsidiary, Compugen USA, Inc., in 1997 and in January 2008, we established a wholly-owned UK Subsidiary, Compugen UK Ltd. However, neither of these subsidiaries is anticipated to have any significant operations during 2009. Our research and discovery, business development and commercial operations are all carried out primarily from our Tel Aviv offices.

        As of December 31, 2008, we held 2,150,000 ordinary shares in Evogene, with the power to vote approximately 9.0% of the outstanding share capital of Evogene Ltd. For more information on Evogene, see Item 7. “Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.” Evogene was not consolidated into our consolidated financial statements for the years 2007 and 2008. For accounting treatment of our investment in Evogene, see Note 1b and Note 2e to our 2008 consolidated financial statements.

Property, Plant and Equipment

        We lease an aggregate of approximately 28,200 square feet of office and biology laboratory facilities in Tel Aviv, Israel. The lease in Tel Aviv expires in December 2009. We have begun the process of negotiating the renewal of this lease. We sublease approximately 4,825 square feet of this space to another entity.

        We believe that the facilities that we currently lease are sufficient for at least the next 12 months, subject to renewal of the lease.

        There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

        To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2008, 2007, and 2006 respectively, and with any other selected financial data included elsewhere in this annual report.

Background

        We are a company that engages in drug and diagnostic product candidate discovery and commercialization of such candidates largely through early stage licensing and co-development agreements. Our business is focused on developing and using our growing inventory of field-focused discovery platforms to predict, select and validate therapeutic drug candidates and diagnostic biomarker candidates. Our initial discovery platforms have focused mainly on cancer, cardiovascular and immune-related diseases. Prediction and selection of product candidates is largely computer based utilizing one or more of our discovery platforms, while validation of the resulting candidates is accomplished through the use of various in vitro and in vivo experimental techniques. Product candidate discoveries are pursued either (i) by us independently and/or (ii) under various forms of collaborations with partner companies whereby our discovery platforms or other discovery capabilities are targeted to areas of interest of such partner companies (“discovery on demand” collaborations). In general, we seek to license out our discoveries at an early stage with the goal of maximizing the number of our product candidates in development by our licensing and co-development partners under various types of milestone and revenue sharing agreements.

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

        Therapeutics and Diagnostics: In each field, we seek to discover novel candidates that answer unmet medical needs and that may be suitable for further development as therapeutic or diagnostic products. Although each of our platforms is field- or disease-specific, our general approach is not, and can be utilized for numerous applications, both therapeutic and/or diagnostic. At any given time, our discovery efforts may span a number of candidates which may become diagnostic or therapeutic products. Our therapeutic candidates include either novel peptides or proteins that are themselves drug candidates, targets to potential drugs, like specific receptors of cancer cells, or known small molecules with new indications. Our diagnostic biomarkers indicate, among others, the presence or absence of a condition, such as a disease, or a person’s predisposition to either acquire a disease or to respond to a therapeutic treatment. Our business model is based on entering into commercial collaborations with leading diagnostic, biotechnology and pharmaceutical companies, as well as academic and medical institutions, which have the ability to support and fund discovery activities as well as commercial development of our early-stage discoveries and candidates from pre-clinical stages for therapeutics or from initial clinical validation for diagnostics. These collaborations can be based on either product candidates previously discovered by Compugen, or product candidate “discovery on demand” in areas of interest to our partner, or combinations of the two. We intend to generate revenues through milestone and royalty based license agreements and joint development agreements with these collaborators. We have entered into several such agreements, but we have not yet recognized significant revenues from these agreements.

OPERATING RESULTS

Overview

        We have incurred losses and our revenues may not increase over the next few years.

        Since our inception, we have incurred significant losses and, as of December 31, 2008, we had an accumulated deficit of $157 million. We expect to continue to incur net losses in the foreseeable future.

        In late 2004, we began to focus a portion of our research and discovery efforts on the creation of field specific discovery platforms intended to identify novel drug and diagnostic product candidates and discontinued commercialization of our computational biology software products, with a resulting decrease in revenues. We incurred net losses of approximately $13 million in 2006, approximately $12 million in 2007 and approximately $13 million in 2008. We expect to continue to incur net losses in the future due in part to the costs and expenses associated with our research and discovery activities, including the building and validation of additional discovery platforms. Our business model is primarily based on receiving revenues in the form of fees, milestones and royalties, and other revenue sharing payments from licensees and co-development partners of drug and diagnostic products based on Compugen made or enabled product candidate discoveries. To date, we have received only minimal such revenues.

        Our net research and development expenses are expected to account for more than 65% of our totaloperating expenses.

        Our net research and development expenses are expected to be our major operating expense in 2009, accounting for more than 65% of our expected total 2009 operating expenses. Our research and development expenses have always comprised a significant portion of our expenses. In 2005, we increased the resources allocated to research and development in order to advance our internal therapeutic and diagnostic biomarkers pipeline. In 2006, as a result of our December 2005 re-organization, our operating expenses and research and development expenses decreased. In 2007 and 2008, these expenses continued to be, and we expect will continue to be, our largest operating expense.

        Liquidity and Capital Resources.

        For a detailed description of our cash and cash equivalents position, see “Liquidity and Capital Resources” in this Item 5.

Compensation expenses attributed to option grants.

        We recorded compensation expenses of approximately $1.9 million in 2006, approximately $2.3 million in 2007, and approximately $1.7 million in 2008 in connection with the grant of share options. These expenses are attributable to options that we granted to our employees and directors and to those of our consultants to whom we granted stock options at the fair market value known on the date of grant. These amounts are amortized over the vesting periods of the individual share options. Based on options granted through December 31, 2008 and on our ordinary share price on that date, we estimate that our future amortization of compensation expenses will be approximately $1.6 million in 2009, $550,000 in 2010, and $410,000 in 2011. Since January 2006, accounting standard SFAS 123R applied. Standard SFAS 123R determines the accounting treatment for share-based compensation to employees. The above future amortization of compensation expense estimates for 2009, 2010 and 2011 reflect the application of this standard. These estimates are subject to the amount of granted options at any given point in time. Our current policy is to grant options at the fair market value known on the date of grant. For more information, see Note 2l of our 2008 consolidated financial statements.

Impact of Currency Fluctuations

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel. Depreciation of the US dollar could have a material adverse effect on our results of operation and financial condition. The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (“NIS”) payroll and certain operation expenses. None of these derivative instrument arrangements qualify for hedge accounting under Financial Accounting Standard Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). They are recognized on the balance sheet at their fair value, with changes in the fair value reflected in the statements of operations under financial income/expenses.

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

        Revenue Recognition

        The Company generated revenues from collaboration research agreement, under which the Company delivered a number of peptides and performed related services to a customer and from license fees for software products, as follows:

        The Company recognized revenues from the collaboration agreement in accordance with SAB 104 “Revenue recognition” and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

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

        Revenues from software license fees that involve customization of the Company’s software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “Input Method”. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. For the years ended December 31, 2008, 2007 and 2006 the Company recognized revenues in accordance with SOP 81-1 in the amount of $ 0, $ 0 and $ 200, respectively.

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

        We recognize compensation expenses for the value of awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on analysis of our historical forfeitures, that approximately 87% of our options will actually vest, and therefore we have applied an annual forfeiture rate of 13% for all options that are not vested, but exercisable as of December 31, 2008.

        The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of our stock starting from our IPO date. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the options. We determined the expected life of the options according to the simplified method, using the average of vesting and the contractual term of the option.

        Share-based compensation expense recognized under SFAS 123(R) was $1.9 million, $2.3 million and $1.7 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

        Recently Issued Accounting Standards

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

        SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. We expect that SFAS No. 141R will have an impact on our consolidated financial statements beginning in 2009, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date. The Company does not expect the adoption of SFAS No. 141R will have a significant impact on its consolidated financial statements.

        In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 will have a significant impact on its consolidated financial statements.

        In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

        In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 may have on its financial condition and results of operations. The adoption of SFAS 161 will change its disclosures for derivative instruments and hedging activities beginning the fiscal year 2009.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Results of Operations

        Selected Financial Data

        The following discussion and analysis is based on and should be read in connection with our audited consolidated financial statements, including the related notes, contained in “Item 18 – Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2006	2007	2008
	(US$ in thousands, except share and per share data)

Consolidated Statements of Operations Data

Revenues	$215	$180	$338

Cost of revenues	6	-	7
Research and development expenses	10,787	9,740	9,289
Less - governmental and other grants	(1,670)	(1,354)	(544)
Research and development expenses, net	9,117	8,386	8,745
Selling and marketing expenses	1,719	1,324	996
General and administrative expenses	2,377	2,930	3,502

Total operating expenses *	13,213	12,640	13,243

Operating loss	(13,004)	(12,460)	(12,912)

Financial and other income, net	955	1,002	401

Loss before taxes on income	(12,049)	(11,458)	(12,511)

Taxes on income	-	32	-

Loss from continuing operations	(12,049)	(11,490)	(12,511)

Loss from discontinued operations	(971)	(624)	(16)
Net loss	$(13,020)	$(12,114)	$(12,527)

Basic and diluted net loss per ordinary share from
continuing operations	$(0.44)	$(0.41)	$(0.44)

Basic and diluted net loss per ordinary share from
discontinued operations	$(0.03)	$(0.02)	$-

Basic and diluted net loss per ordinary share	$(0.47)	$(0.43)	$(0.44)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share	27,985,957	28,266,273	28,434,946

(*)	Includes stock based compensation - see Note 10 of our 2008 consolidated financial statements.

	As of December 31,
	2006	2007	2008
	(US$ in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term deposits,
marketable securities and cash held in favor of
consortium partners (1)	$25,102	$15,200	$7,481
Investment in Evogene	-	510	3,858
Long-term deposits and marketable securities	1,000	2,080	-
Trade receivables and Other accounts receivable	834	990	768
Assets related to discontinued operations (1)	702	54	-
Total assets	30,856	21,666	14,244
Accumulated deficit	(132,754)	(144,926)	(157,453)
Total shareholders' equity	25,738	17,285	10,003

(1)	The amounts set forth for 2006 have been reclassified.

Years Ended December 31, 2008 and 2007

        Revenues. Revenues increased by 88% from approximately $180,000 in 2007 to approximately $338,000 in 2008. The increase in revenues was primarily due to license fees related to the extension of the LEADS license agreement with Evogene. In 2007, we began to recognize revenues based on the new business model which we began to implement in 2004. Revenues based on the new business model were $180,000 and $40,000 for the years 2007 and 2008, respectively. This decrease is due to the fact that we have not yet met all of the conditions required to recognize certain revenue from our existing collaborations.

        Cost of Revenues. Cost of revenues attributable to certain research services we provided, were not significant in either 2007 or 2008 and totaled approximately $7,000 for 2008.

        Research and Development Expenses, Net. Research and development expenses, net increased by 4%, to approximately $8.7 million for 2008 from approximately $8.4 million for 2007. The increase in our research and development expenses, net, was primarily due to the decrease in governmental and other research and development grants that we received, which are subtracted from research and development expenses when calculating research and development expenses, net. Research and development expenses, net, as a percentage of total operating expenses, remained 66% in 2007 and 2008.

        Research and development expenses, decreased by 4%, to approximately $9.3 million for 2008 from approximately $9.7 million for 2007. The decrease in our research and development expenses was primarily due to a decrease in research and development payroll expenses of approximately $420,000.

        Selling and Marketing Expenses. Selling and marketing expenses decreased by 25% to approximately $996,000 for 2008 from approximately $1.3 million for 2007. This decrease was due to a reduction in the number of our personnel and related expenses. Selling and marketing expenses, as a percentage of total operating expenses, decreased from 10.5% in 2007 to 7.5% in 2008.

        General and Administrative Expenses. General and administrative expenses increased by 20% to approximately $3.5 million for 2008 from approximately $2.9 million for 2007. This was primarily due to an increase of approximately $132,000 of stock based compensation expenses in 2008 compared to 2007 and approximately $163,000 of accrued compensation expenses as a result of an executive termination. General and administrative expenses, as a percentage of total operating expenses, increased from 23% in 2007 to 26% in 2008.

        Financial Income, Net. Financial income, net, decreased by 60% to approximately $348,000 for 2008, from approximately $868,000 for 2007. This decrease was primarily due to a decrease of cash and cash related account balances, and to lower interest rates on deposits and marketable securities.

        Years Ended December 31, 2007 and 2006

        Revenues. We have shifted our business model away from the sale of our software products in order to concentrate on identifying therapeutic and diagnostic candidates. As a result, revenues decreased by 16% from approximately $215,000 in 2006 to approximately $180,000 in 2007. The decrease in revenues was anticipated and primarily due to decreased sales of Genecarta and related software products and the shift away from commercializing our computational software products. In 2007, we began to recognize revenues based on the new business model which we began to implement in 2004. The $180,000 of revenue in 2007 was based entirely on our new business model while only $10,000 of the $215,000 of 2006 revenue was based on our new business model.

        Cost of Revenues. Cost of revenues decreased by 100% to approximately $0 for 2007 from approximately $6,000 for 2006. This decrease was primarily due to our cessation of commercializing our legacy products and the fact that we have not yet generated any substantial revenues from sales of product candidates.

        Research and Development Expenses, Net. Research and development expenses, net decreased by 8%, to approximately $8.4 million for 2007 from approximately $9.1 million for 2006. The decrease in our research and development expenses, net, was primarily due to both a reduction in the number of our personnel and related expenses which followed the re-organization that we underwent in December 2005. This decrease was partially offset by the decrease in governmental and other research and development grants that we received, which are subtracted from research and development expenses when calculating research and development expenses, net. Research and development expenses, net, as a percentage of total operating expenses, decreased from 69% in 2006 to 66% in 2007.

        Selling and Marketing Expenses. Selling and marketing expenses decreased by 23% to approximately $1.3 million for 2007 from approximately $1.7 million for 2006. This decrease was due to a reduction in the number of our personnel and related expenses. Selling and marketing expenses, as a percentage of total operating expenses, decreased from 13.0% in 2006 to 10.5% in 2007.

        General and Administrative Expenses. General and administrative expenses increased by 23% to approximately $2.9 million for 2007 from approximately $2.3 million for 2006. This was primarily due to an increase of approximately $294,000 of stock based compensation expenses in 2007 compared to 2006 and due to an increase of approximately $90,000 in corporate communication expenses. General and administrative expenses, as a percentage of total operating expenses, increased from 18% in 2006 to 23% in 2007.

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

        As of December 31, 2008, we had not generated any taxable income. As of December 31, 2008, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $116 million. Under Israeli law, these net operating losses may be carried forward indefinitely and offset against certain future taxable income.

        At December 31, 2008, the net operating loss carry-forwards of our U.S. subsidiary for Federal Income tax purposes amounted to approximately $15 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between the years 2018 and 2028.

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

LIQUIDITY AND CAPITAL RESOURCES

        In 2008, similar to 2007, our sources of cash came from:

—	Our IPO which took place in August 2000

—	Revenues generated from milestone payments under existing agreements

—	Revenues generated from sales

—	Governmental and other sources of grants

—	The exercise of employee stock options

—	Financing income.

—	We used these funds primarily to finance our business operations.

        Net Cash Used in Operating Activities

        Net cash used in operating activities was approximately $9.5 million in 2006, approximately $8.2 million in 2007 and approximately $10.1 million in 2008. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities including compensation relating to stock options issued to employees. The sources of cash that we used in our activities through 2008 were the cash held in the bank, revenues, governmental and other grants that we received, and financing income. We expect that our sources of cash for 2009 will be similar. Our subsidiaries are not restricted from transferring funds to Compugen, although we do not expect any cash flow from them.

        Net Cash Provided By Investing Activities

        Net cash provided by investing activities consists of proceeds from redemption of deposits and marketable securities, net of purchases of marketable securities and net of purchases of property and equipment. Net cash generated by investing activities was approximately $7.0 million in 2006, approximately $3.3 million in 2007 and approximately $13.1 in 2008. The increase in net cash provided by investing activities in 2008 was mainly attributable to proceeds from redemption of deposits and marketable securities.

        Net Cash Provided by Financing Activities

        Our net cash provided by financing activities was approximately $665,000 in 2006, approximately $295,000 in 2007 and approximately $295,000 in 2008. The principal sources of cash provided by financing activities in 2008 were proceeds that we received from the issuance of ordinary shares as result of the exercise of stock options by employees.

        Net Liquidity

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term and long-term deposits and marketable securities. As of December 31, 2008, we had cash and cash equivalents, and short-term deposits and marketable securities of approximately $7.2 million, not including the market value of the 2,150,000 shares of Evogene ordinary shares owned by the Company. Therefore, the Board of Directors of the Company has adopted a contingency plan that includes various cost reduction measures which, in the absence of obtaining the required additional funding (including but not limited to, from the sale of Evogene shares or otherwise) would enable the Company to continue to support its operations through December 31, 2009.  The debt and equity markets have been extremely difficult in the past year, particularly since the dramatic downturn in the global financial sector. It is unclear whether, and the extent to which, equity and debt resources can be accessed by us in the near future. Should we be able to raise necessary funds, we cannot be certain that these funds would be furnished on acceptable terms. Any equity financing would likely materially dilute the interests of any current shareholder.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We invest heavily in research and development. Research and development expenses, net, were our major operating expenses, representing more than 65% of the total operating expenses for each of 2006, 2007 and 2008. Our research and development expenses, net, were approximately $8.7 million in 2008, compared with $8.4 million in 2007, and approximately $9.1 million in 2006. As of December 31, 2008, 41 of our employees were engaged in research and development on a full-time basis. This represents approximately 72% of our entire work force.

        We focus our research efforts on the development of our discovery platforms and related technologies, and the discovery and validation of our therapeutic proteins and diagnostic biomarker product candidates. We expect that in 2009 our research and development expenses net will continue to be our major operating expense, representing more than 65% of our total operating expenses.

        We believe that our future success will depend, in large part on our ability to continue to expand our inventory of proprietary algorithms, predictive models and discovery platforms which provide opportunities for the discovery of promising therapeutic and diagnostic product candidates by us and pursuant to “discovery on demand” collaborations.

        Research and Development Grants

        We participate in programs offered by the Office of the Chief Scientist under the Industry and Trade Ministry of Israel (“OCS”) that supports research and development activities, by the Israel-U.S. Bi-national Industrial Research and Development Foundation (“BIRD”) and by the European Community, under the European Union’s 6th Framework Program. We received grants and other forms of consideration from the OCS, BIRD and European Union of approximately $1.7 million in 2006, approximately $1.4 million in 2007 and approximately $544,000 in 2008. We have applied for additional grants from the OCS for research, technological development and demonstration activities for 2009.

        The Office of the Chief Scientist

        We received grants from the OCS for several projects. Under the terms of these grants, we will be required to pay royalties ranging between 3% to 5% of the net sales of products developed from the OCS-funded projects, beginning with the commencement of receipt of revenue with respect to such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2008, our contingent accrued obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $5.5 million payable out of future net sales of products that were developed under OCS -funded projects.

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

        Bi-national Industrial Research and Development Foundation (BIRD)

        In 2005 we entered into a tripartite cooperation and project funding agreement with OCD and BIRD based on BIRD’s standard terms and conditions. The term of the funded collaborative project is four years. BIRD’s standard terms and conditions require its grantees to repay 100% of the grant monies, provided that repayment is made within the first year following expiry of the term of the project. For every year of delay in these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are subject to us generating revenue from commercializing the funded project and linked to the U.S. consumer price index.

        The Governments of Israel and of the United States are each entitled to a non-exclusive, royalty-free license to make and use any products generated from the funded project. Otherwise, neither we nor OCD are subject to any restrictions relating to the ownership or commercialization of the intellectual property and products generated from the funded collaborative project.

        As of December 31, 2008, our contingent accrued obligation for royalties, based on royalty-bearing BIRD grant, totaled approximately $500,000 payable out of future net sales of products that were developed under the BIRD-funded project.

        The European Union’s 6th Framework Program

        In 2005 we joined two research consortia under the European Union’s 6thFramework Program, which is a program based on the Treaty establishing the European Union, with the aim of promoting research and technology among the European Community members.

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

TREND INFORMATION

        Trend towards consolidation

        There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries, which may negatively affect our ability to enter into agreements and may cause us to lose existing licensees or collaborators as a result of such consolidation. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having greater financial resources and technological capabilities. This trend towards consolidation in the pharmaceutical diagnostic and biotechnology industries may also result in there being fewer potential companies to license our products and services.

        The pharmaceutical industry appears to be open to in-licensing potential therapeutic products atvery early stages of their development

        We believe that pharmaceutical and biotechnological companies are becoming more open to in-licensing product candidates at earlier stages of development, including at pre-clinical stages. As a result, we expect there to be more interest in entering into agreements with us for further development and commercialization of our early stage product candidates. For more information, see “Item 3. Risk Factors”. We may not be able to find collaborators or licensees that will agree to license our discoveries at an early stage, and if we do not find these collaborators or licensees, our business will likely be materially harmed.”

        However, if this is not correct we may be required to invest a substantial amount of money and other resources to advance each of our product candidates prior to licensing, without assurance that any such product candidates will be commercialized, and limiting the number of product candidates that we are able to so advance due to resource constraints.

        If, consistent with our strategy for commercialization of our diagnostic and therapeutic product candidates, we are successful in commercializing our product candidates at an early stage of development, our licensees may propose terms that we may not consider commercially desirable and the consideration that we may receive for each individual product may be relatively low. The consideration that we would expect to receive for commercializing our product candidates increases commensurately with the number of such products commercialized and the stage of development that we attain for them. Furthermore, considerations regarding our willingness to advance the product candidate at our risk would likely be of much less importance in “discovery on demand” collaborations.

OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance-sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The table below summarizes our contractual obligations as of December 31, 2008, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years

Operating Lease Obligations	$364	$364	-	-
Accrued Severance Pay Reflected on
our Balance Sheet	$1,723	$475	-	$1,248
Unrecognized Tax Benefit	$58	-	-	$58
Total	$2,145	$839		$1,306

        The above table does not include royalties that we may be required to pay to the OCS or BIRD. For more information, see “Research and Development, Patents and Licenses” in this Item 5. We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS and BIRD, if at all, since these amounts and times depend on our ability to sell products based on the OCS and BIRD-funded technologies and the timing of any such sales.

        The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following sets forth information with respect to our directors and executive officers as of February 15, 2009:

Name	Age	Positions

Prof. Yair Aharonowitz	68	Director(1)
Prof. Ruth Arnon	74	Director
Martin S. Gerstel	67	President, Chief Executive Officer, and Director
Dov Hershberg	69	Director and Chairman of the Board
Alex Kotzer	63	Director
Arie Ovadia, Ph.D	68	Director(1)
Prof. Joshua Shemer	60	Director(1)
Dikla Czaczkes Axselbrad	35	Chief Financial Officer
Yossi Cohen, M.D.	37	Chief Technology Officer
Anat Cohen-Dayag, Ph.D	42	Vice President, Research and Development
Eli Zangvil, M.D.	45	Vice President, Business Development
Dorit Amitay	41	Director of Human Resources

(1) Qualifies as an external director pursuant to the Israeli Companies Law

        Yair Aharonowitz, Ph.D. joined Compugen’s board of directors as an external director in July 2007. He is a Professor (Emeritus) of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz’s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D, Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology. He served as a member of the TAU Executive Council and is a member of the TAU Board of Governors. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee; he was a member of the National Committee for Biotechnology. He is a Fellow of the American Academy of Microbiology and a member of the Israeli Society of Microbiology.

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

        Martin S. Gerstel has served as Compugen’s President and Chief Executive Officer since January 2009. From 1997 through 2009, Mr. Gerstel was chairman of the board of directors of Compugen. Prior to 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is also the Chairman of Evogene Ltd. and co-founder and co-chairman of Itamar Medical, serves as a director of Yissum Ltd., Yeda Ltd. and the Foundation for the U.S. Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-U.S. BiNational Industrial Research and Development (“BIRD”) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

        Dov Hershberg was appointed as a member of the board of directors and the chairman on February 9, 2009, prior to which he served as a consultant to the board of directors and Assistant Chief Executive Officer.  Mr. Hershberg managed the BIRD Foundation for nine years, until mid 2006.  He is currently a founder and executive director of Powermat, a wireless electricity company and serves on the advisory board of the Merage Foundation.  Prior to joining BIRD, Mr. Hershberg held various senior management positions in software development, marketing and sales. He was the founder and CEO, with colleagues from Stanford University, of Molecular Applications Group which created software in biomedical research. He spent eleven years at Digital Equipment Corporation in various senior management positions in product development, marketing and sales and worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in Mathematics, from the Hebrew University in Jerusalem, Israel and in Applied Mathematics and Operations Research from Columbia University in New York City.

        Alex Kotzer joined Compugen in September 2005 and served until December 2008 as President and Chief Executive Officer and a director. Since retiring as President and CEO, Mr. Kotzer has remained a member of the board of directors. Prior to joining Compugen, he served for twelve years at Serono (Currently Merck Serono, a global biotechnology leader, headquartered in Switzerland. During his tenure at Serono, Mr. Kotzer held several senior positions, most recently as Vice President of Biotechnology Manufacturing. Previously, Mr. Kotzer was President and Chief Executive Officer of InterPharm, Serono’s Israeli affiliate. Before joining Serono, he held a variety of managerial positions in the food and chemical industries. Mr. Kotzer received his B.Sc. in Chemical Engineering from the Technion, Israel Institute of Technology, of Haifa, Israel.

        Arie Ovadia, Ph.D. joined Compugen’s board of directors as an external director in July 2007. He advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of several corporations, including Israel Discount Bank, Strauss Ltd., Israel Petrochemical Industries, ViryaNet and Elron Electronic Industries Ltd. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia served as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his Ph.D. in economics from the Wharton School at the University of Pennsylvania.

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

        Dikla Czaczkes Axselbrad joined Compugen in March 2002 as director of finance, a position she held until February 2007. In February 2008, she became Acting Chief Financial Officer and in August 2008, she assumed her current position as Chief Financial Officer. Prior to joining Compugen, Ms. Czaczkes Axselbrad was the chief financial officer at Packet Technologies Ltd, and before that an audit manager at Ernst & Young Israel. She holds an MBA in finance and a BA in accounting and economics, both from Tel Aviv University; she is also a certified public accountant in Israel.

        Yossi Cohen, M.D. joined Compugen in 2001, holding several senior research and development positions until 2005 at which time he was appointed as Compugen’s Vice President, Research and Discovery, a position he held until January 2007. From January 2007 until December 2008, Dr. Cohen served as Compugen’s Vice President, Research and Development, at which point he assumed his current position, Chief Technology Officer. Dr. Cohen’s diverse prior experience includes serving as a physician in the Israel Defense Forces and holding various software development positions in the Israeli hi-tech industry. Dr. Cohen has a B.S. in Electrical and Electronics Engineering from the Tel-Aviv University, Israel, and an M.S. in Neurobiology and an M.D., both from the Hebrew University, Israel.

        Anat Cohen-Dayag, Ph.D. joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Biomarkers and Drug Targets, at which point she assumed her current position, Vice President, Research and Development. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems, Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenic. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.S. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

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

Compensation

        The aggregate compensation paid by us and by our wholly-owned subsidiaries to all persons who served as directors or senior management for the year 2008 (12 persons) was approximately $1.7 million. This amount includes approximately $217,000 set aside or accrued to provide pension, severance, retirement or similar benefits. These amounts also include compensation paid or accrued to our former CFO for a portion of 2008.

        During 2008, we granted a total of 890,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $0.50 and $2.44 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2008, there were a total of 3,476,655 outstanding options to purchase ordinary shares that were granted to our directors and senior management, and 260,000 outstanding options that were granted to the members of our scientific advisory board. As of January 15, 2009, the number of outstanding options to purchase ordinary shares decreased by 750,000 representing the number of options waived as of such date by Martin Gerstel.

        All members of our board of directors who are not our employees or consultants are reimbursed for their expenses for each meeting attended and are eligible to receive options to purchase ordinary shares under our share option plans. The aggregate amount paid to all of our non-employee directors for the year ended December 31, 2008 was approximately $93,000. Members of our scientific advisory board received cash compensation in 2008 of approximately $20,000 and were not granted any further options.

        On September 24, 2008, the shareholders of the Company approved the issuance of 15,000 ordinary shares to our then presiding Chief Executive Officer, Alex Kotzer. See “Grant to the Company’s Former Chief Executive Officer and Director” in this Item 6 below.

        Approvals Required for Compensation to our Directors

        Israeli Companies Law requires, among other requirements, that all payments of any type to directors be approved by the shareholders. Therefore, in accordance with these requirements, we determine our directors’ compensation in the following manner:

—	first, a proposal for compensation is submitted to our audit committee, which then reviews the proposal;

—	second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our board of directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal;

—	finally, if our board of directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done during our shareholders’annual general meeting; and

—	the approval of a majority of our shareholders is required to implement any such compensation proposal.

—	In addition, the compensation payable to external directors under the Israeli Companies Law is subject to certain further limitations.

Board Practices

        Election of Directors and Terms of Office

        Our board of directors consisted of six members as at December 31, 2008, including our chairman of the board (Martin Gerstel) and chief executive officer (Alex Kotzer). Other than our three external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. As of January 1, 2009, Martin Gerstel assumed the position of chief executive officer and resigned as chairman of the board. On February 9, 2009 the Board of Directors nominated Dov Hershberg as a director and in addition appointed him chairman of the board pursuant to the Articles of Association of the Company, all until the next annual general meeting of the shareholders.  Therefore, as of February 9, 2009, our board of directors consisted of seven members, including our chairman (Dov Hershberg) and chief executive officer (Martin Gerstel).

        Unless they resign before the end of their term or are removed in accordance with our Articles of Association and the provisions of the Israeli Companies Law, all our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

        Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer serve as external directors pursuant to the provisions of the Companies Law for a three-year term ending at the annual meeting to be held in 2010.

        None of our directors or officers have any family relationship with any other director or officer.

        None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service.

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

        An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director or any other services to the company.

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

        Other Committees

        We do not have a nominating committee nor a compensation committee. Such functions are performed by the full board of directors. This practice is compliant with Israeli law.

        Approval of Compensation to Our Officers

        The Companies Law prescribes that compensation to officers must be approved by a company’s board of directors. In accordance with Article 52(d) of our Articles of Association, our board of directors authorized and empowered our chief executive officer to appoint office holders and determine their terms of employment, without our board of director’s approval (unless such office holders also serve as a members of our board of directors). Compensation to our officers who serve as members of our board of directors require the approval of our audit committee, the board of directors and shareholders, as specified above.

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

        Scientific Advisory Board

        Our scientific advisory board has convened when there has been a need to review or consult regarding our therapeutic results and future directions. At the advisory board meetings, we reviewed our ongoing and planned therapeutic projects, experimental results, as well as future discovery directions. We also consulted with its individual members when we needed advice within their specific expertise. Our scientific advisory board included:

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
Investigator, Howard Hughes Medical Institute, University of
California, San Francisco;
Member, National Academy of Sciences, USA

As of 2009, we have suspended the activities of our Scientific Advisory Board. We continue to consult with certain members of the Scientific Advisory Board under individual consulting agreements.

Employees

        The following table sets out the number of our employees engaged in specified activities, by geographic location at the end of the fiscal years 2006, 2007 and 2008:

	December 31, 2008	December 31, 2007	December 31, 2006

Research &
Development
Israel	40	52	64
United Kingdom	1

Administration,
Accounting and
Operations
Israel	12	17	21

Sales, Marketing,
Business Development
and Support
Israel	3	2	0
USA	1	1	5

Total	57	72	90

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

Share Ownership

        Share Ownership by Directors and Senior Management

        All of the persons listed above under the caption “Directors and Senior Management”own ordinary shares and/or options to purchase ordinary shares. Except as set forth in the table below, none of the directors or executive officers beneficially owns shares and/or options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of January 31, 2009, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after January 31, 2009.

Beneficial Owner	Amount Owned	Percent of Class

Martin S. Gerstel (1)	1,802,568	6.3%
Alex Kotzer (2)	507,387	1.8%
Yossi Cohen (3)	352,225	1.2%
All directors and senior management as a group (4)	3,196,369	11.2%

        (1) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 718,333 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary, and 534,235 shares held in various brokerage accounts for the benefit of Martin Gerstel. Martin Gerstel provided Compugen with a letter irrevocably waiving his rights in and to options to purchase 750,000 shares that were outstanding as of January 15, 2009 and as such, these options are not included above. The Audit Committee and the Board of Directors have resolved to recommend to the shareholders to grant 500,000 new options to Mr. Gerstel at an exercise price of $.50 per share. These 500,000 options would vest over a 4 year period beginning January 1, 2009. This new issuance of options is subject to the approval of the shareholders of the Company and as such, these options are not included above.

        (2) Consists of 483,125 options that are exercisable within 60 days after January 31, 2009 and 24,262 ordinary shares.

         (3) Consists only of 352,225 options that are exercisable within 60 days after January 31, 2009.

        (4) Includes (i) a total of 2,662,180 shares and options that are beneficially owned by Martin S. Gerstel, Alex Kotzer and Yossi Cohen, as noted in the first three rows of the above table, and (ii) 534,189 options that are beneficially owned by other officers and directors. Does not include 200,000 options to Dov Hershberg which the Audit Committee and Board of Directors have recommended to the shareholders to approve, but which remains subject to shareholder approval.

        Share Option Plans

        We maintain one active share option plan for our and our subsidiaries’ employees, directors and consultants. In addition to the discussion below, see Note 11 of our 2008 consolidated financial statements.

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

Compugen Share Option Plan (1998)

        The Compugen Share Option Plan (1998) enabled granting options for up to an aggregate of 2,500,000 ordinary shares to our and our subsidiaries’ employees, directors and consultants. No further options are being granted under this plan following an October 22, 2007 decision of the board of directors which resolved to cancel the then remaining “available for grant” options remaining under the 1998 Option Plan. As of December 31, 2008, vested options to purchase 53,500 ordinary shares granted at a weighted average exercise price of approximately $1.71 per share, remained outstanding and unexercised under the plan. Options to purchase 1,660,774 ordinary shares under the plan were previously exercised at a weighted average exercise price of approximately $1.56. If a grantee leaves his or her employment or other relationship with us, the term of his or her unexercised vested options expire 90 days later.

Compugen Share Option Plan (2000)

        Under the Compugen Share Option Plan (2000), we may grant options for up to an aggregate of 10,191,511 ordinary shares to our and our subsidiaries’ employees, directors and consultants. This total number automatically increases on January 1 of every year by the lesser of 1,500,000 shares or 4% of the total number of our then-outstanding shares, or such lower amount as shall be determined by the board of directors. The above balance includes the automatic increase of 1,140,498 options on January 1, 2009. If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause, the term of his or her unexercised options will expire 90 days later, unless determined otherwise by the board of directors. As of December 31, 2008, options to purchase 7,105,614 ordinary shares at a weighted average exercise price of approximately $2.69 per share were granted under this plan but remain unexercised. Thus, the 750,000 options that Mr. Gerstel waived on January 15, 2009 were not deducted from the above number. Options to purchase 829,254 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $3.49, and options to purchase 1,116,145 ordinary shares remain available for future grant as of December 31, 2008. As of January 15, 2009, the number of outstanding options to purchase ordinary shares remaining for future grant increased by 750,000 representing the number of options waived as of such date by Martin Gerstel.

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

        If a grantee sells shares or releases them from trust prior to expiration of the required holding period, the grantee will be subject to income tax on his gains at a rate which is his or her marginal income tax rate (currently up to 46%), as well as payment of associated health tax and national insurance payments. Additionally, in such circumstances, withholding requirements will apply and be carried out by the employing company in accordance with applicable laws, regulations and rules.

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

        Grants to Former Chairman of the Board & New Chief Executive Officer and Director

        On April 29, 2003, the Audit Committee, Board and Shareholders approved a grant to Mr. Gerstel of options to purchase 250,000 ordinary shares of the Company as consideration for his services as active Chairman of the Board. These options were granted under the general terms of the “Company’s Share Option Plan (2000)".

        On July 31, 2007, while serving as Chairman of the Board of the Company, Mr. Gerstel requested that his compensation be entirely in the form of stock options and none in cash, and furthermore, that each such option, even if vested, would not be exercisable if at the time of exercise, the Company’s share price was less than $10 per ordinary share. The Board of Directors, the Audit Committee and the Shareholders of the Company each approved the grant to Mr. Gerstel of 500,000 options under the general terms of the “Compugen Share Option Plan (2000)".

        On January 15, 2009, Mr. Gerstel provided Compugen with a letter irrevocably waiving his rights to all of the above options to purchase 750,000 shares that were outstanding as of January 15, 2009.

        The Audit Committee and the Board of Directors have resolved to recommend to the shareholders to grant 500,000 new options to Mr. Gerstel for his services as our new Chief Executive Officer at an exercise price of $.50 per share. These 500,000 options would vest over a 4 year period beginning January 1, 2009. This issuance of options is subject to the approval of the shareholders of the Company, which approval has not yet been granted.

        Grants to the Company’s Former Chief Executive Officer and Director

        For calendar year 2006, Mr. Kotzer requested that a portion of his gross salary (which was previously approved by the shareholders of the Company) be provided to him in the form of Ordinary Shares and that his salary be determined in New Israeli Shekels. Pursuant to this request and pursuant to the decision of the shareholders at the Annual General Meeting held on July 31, 2007, Mr. Kotzer’s gross salary for 2006 was reduced by approximately $28,000 and 9,262 ordinary shares were issued to Mr. Kotzer as consideration for the deduction of such amount from his 2006 salary. In addition the shareholders approved payment to Mr. Kotzer of a cash bonus, grossed up to cover the taxes payable by Mr. Kotzer as a result of issuing to him these shares.

        For calendar year 2007, Mr. Kotzer requested that if any bonus was awarded to him, such bonus be provided to him in the form of ordinary shares plus cash in an amount equal to the amount required to cover the resulting taxes to be paid on such bonus. Pursuant to this request, and pursuant to the decision of the shareholders at the Annual General Meeting held on September 24, 2008, 15,000 ordinary shares were issued to Mr. Kotzer and Mr. Kotzer was paid a cash bonus, grossed up to cover the taxes payable to Mr. Kotzer as a result of issuing to him the Bonus Shares.

        On October 22, 2007, the board of directors approved a grant of 150,000 options to Mr. Kotzer, which grant was approved by the shareholders at the Annual General Meeting of the shareholders held on September 24, 2008. The options to purchase 150,000 ordinary shares were granted under Compugen’s 2000 Option Plan and each such Option is exercisable for one ordinary share at $1.82 (the last closing price on NASDAQ known on the date of the Annual General Meeting). The options shall vest on a monthly basis over a period of 4 years starting from October 22, 2007.

        Pursuant to the termination agreement signed with Mr. Kotzer, as of the first date after June 30, 2009 that no consulting agreement is in effect between Mr. Kotzer and Compugen, then after such date, any unvested options shall be terminated and the right to exercise any then vested options shall be extended to the later of (i) December 31, 2010, or (ii) 12 months following such date on which no consulting arrangement is in effect, subject to Shareholder approval.

        Grants to our New Chairman of the Board

        During 2008, 100,000 options were granted to Dov Hershberg as a senior manager and employee of the Company (prior to him being appointed as a director and as the Chairman of the Board). In recognition of his appointment as Chairman of the Board, the Audit Committee and Board of Directors have recommended to the shareholders to approve a grant of 200,000 additional options to Dov Hershberg. Such grant remains subject to shareholder approval. These 200,000 options to Mr. Hershberg, if granted, shall have an exercise price of $.50 per share and would vest over a 4 year period beginning January 1, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of January 31, 2009 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership

ClearBridge Advisors, LLC (1)	3,511,800	12.32%
Clal Industries & Investments Ltd. (2)	2,708,224	9.50%
Martin Gerstel (3)	1,802,568	6.32%
AXA Assurances I.A.R.D. Mutuelle (4)	1,517,207	5.32%

    (1)        This disclosure is based on information disclosed by ClearBridge Advisors, LLC on Form 13G/A, filed with the SEC on February 10, 2009 reflecting holdings as of January 31, 2009.

    (2)        Includes 10,526 shares held by Clal Industries & Investments Ltd. and 2,697,698 shares held by Clal Biotechnology Industries Ltd. Clal Biotechnology Industries Ltd and Clal Industries & Investments Ltd’s address is 3 Azrieli Center, Tel Aviv 67023, Israel. This disclosure is based on information disclosed to us by Clal Biotechnology Industries Ltd. on February 25, 2009.

    (3)        Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 718,333 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary and 534,235 shares held in various brokerage accounts for the benefit of Martin Gerstel. This disclosure is based on information disclosed by Martin Gerstel on Form 13G filed with the SEC on December 16, 2008.

    (4)        This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G/A, filed with the SEC on February 13, 2009 reflecting shareholdings as of December 31, 2008.

        As of December 31, 2008, there were a total of 89 holders of record of our ordinary shares, of which 60 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 99% of the outstanding ordinary shares.

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

        Keddem Bioscience Ltd.

        In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. On August 1, 2004, we transferred all of the assets and liabilities of this division to Keddem Bioscience Ltd., a wholly-owned subsidiary. In August 2007, we announced the suspension of Keddem’s operations. In 2008, in order to continue to seek to maximize the value of Keddem’s intellectual property, Compugen entered into a term sheet agreement with Mada Ltd., a newly formed company owned and managed by the former two Co-CEOs of Keddem, under which Compugen will license the Keddem intellectual property to Mada in exchange for royalties on any future revenues and certain access rights to any developed technology. Mada intends to seek third party funding for the development of this intellectual property, but we can give no assurances that it will be successful in doing so.

        For more information, see “Item 4. Information on the Company; Subsidiary; Keddem Bioscience.”

        Evogene Ltd.

        As of December 31, 2008, Martin Gerstel, at such time our chairman of the board, held approximately 2.7 % of Evogene’s issued and outstanding share capital (approximately 2.14% of Evogene’s share capital, on a fully-diluted basis), and the power to vote approximately 2.7% of Evogene’s share capital. All such Evogene shares were acquired by Mr. Gerstel for cash in either the 2006 private placement or the 2007 public offering, in each case, at the same price and on the same terms and conditions as other investors in such financing rounds. In addition, since December 19, 2004, Martin Gerstel has served as the chairman of Evogene’s board of directors, and in such capacity has been granted options through December 31, 2008 for a total of 90,000 Evogene shares, at an average exercise price of $1.389.

        As of December 31, 2008, we held 2,150,000 Evogene shares, with the ability to vote 9.0% of Evogene’s share capital and 30,000 options to purchase ordinary shares of Evogene. For more information, see “Item 4. Information on the Company; Significant Investment; Evogene Ltd.”

        For more information, see also Note 1b and Note 15 of our 2008 consolidated financial statements.

        Directors’Options

        For a description of options granted to our directors, see "Item 6. Directors, Senior Management and Employees; Share Option Plans; Directors' Options."

        Compensation to our Former Chief Executive Officer

        For a description of shares and options granted by the shareholders of the Company to Alex Kotzer, see “Item 6. Directors, Senior Management and Employees; Share Option Plans; Directors’ Options; Grants to the Company’s Former Chief Executive Officer and Director.”

        Mr. Kotzer’s employment agreement contained a severance provision granting him a one-time payment equal to fifty percent (50%) of his annual salary in the event of termination under certain circumstances. On September 24, 2008, on recommendation of the Audit committee and the board of directors, the shareholders approved a broadening of the circumstances under which this provision would apply to include resignation or termination after December 31, 2008 or after the consummation of a financial or strategic transaction by the Company.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        Our consolidated financial statements are included on pages F-1 through F-29 of this annual report.

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

        In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%, which would be in addition to the tax payable by the dividend payee. See Note 14 of our 2008 consolidated financial statements and “Item 10. Taxation.” Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

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

	Nasdaq		*TASE
Last Six Calendar Months	High	Low	High	Low

January 2009	$1.000	$0.390	$0.793	$0.488
December 2008	$0.600	$0.390	$0.597	$0.415
November 2008	$1.400	$0.340	$1.362	$0.416
October 2008	$1.820	$1.230	$1.768	$1.314
September 2008	$2.080	$0.870	$2.134	$1.699
August 2008	$2.340	$1.900	$2.327	$1.980

Financial Quarters During the Past Two
Full Fiscal Years
Fourth Quarter 2008	$1.820	$0.340	$1.768	$0.415
Third Quarter 2008	$2.700	$0.870	$2.508	$1.699
Second Quarter 2008	$2.590	$1.960	$2.514	$1.898
First Quarter 2008	$2.800	$1.600	$2.811	$1.613
Fourth Quarter of 2007	$2.500	$1.560	$2.548	$1.641
Third Quarter 2007	$3.160	$2.290	$3.012	$2.407
Second Quarter 2007	$3.180	$2.580	$3.064	$2.570
First Quarter 2007	$3.400	$2.370	$3.529	$2.424

Last Five Full Financial Years
2008	$2.800	$0.340	$2.811	$0.415
2007	$3.400	$1.560	$3.529	$1.641
2006	$5.220	$2.100	$5.304	$2.383
2005	$6.540	$2.460	$6.557	$2.578
2004	$8.090	$3.180	$8.130	$3.042

*the currency in which our stock is traded on the Tel Aviv Stock Exchange is the New Israeli Shekel. The above dollar amounts represent a conversion from New Israeli Shekels to Dollar amounts in accordance with the Dollar – New Israeli Shekel conversion rate as of the relevant date of trade.

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

        In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board of directors’approval is required unless the Articles of Association of the company provide otherwise. A transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, the transaction must also be approved by the audit committee and by the board of directors, and under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

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

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company. Shareholders’voting powers includes their power to vote in the general meetings of shareholders on the following matters:

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

        General Corporate Tax Structure

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The applicable rates are as follows: in 2006 – 31%, in 2007 – 29%, in 2008 –27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

        A company that has elected the alternative package of benefits that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

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

        Tax benefits under the 2005 Amendment

        A 2005 amendment to the Investments Law included revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 2 years from the company’s previous year of commencement of benefits under the amended investment law.

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

        In the event that the Israeli consumer price index did not rise in a particular year by 3.0%, then the Israeli government may decide that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination

        According to the law, until 2007 the results for tax purposes were measured adjusted for changes in the Israeli CPI.

        In February 2008 the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008 the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008. For additional information, see Note 13 to our consolidated financial statements.

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

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will generally be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of distribution may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any taxable year cannot exceed the pre-credit U.S. tax liability for the taxable year attributable to non-U.S. source taxable income.

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

        Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares will be considered to occur on the trade date, regardless of the U.S. holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        Tax Consequences if We Are a Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either, after applying certain look-thru rules, (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

        Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2008. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. There is a risk that we were a PFIC for the taxable years 2001, 2002 and 2003 as a result of our substantial cash position and the performance of our ordinary shares during those taxable years. If we were a PFIC during 2001, 2002 and 2003, U.S. holders who acquired or held our ordinary shares during those taxable years generally will be subject to the PFIC rules described below regardless of whether we were a PFIC for 2008. However, if we were not a PFIC for 2008, U.S. holders who acquired our ordinary shares in 2008 will not be subject to the PFIC rules unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. Furthermore, if the current price of our ordinary shares does not increase during 2009, there is a risk that we could be classified as a PFIC for 2009.

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

        Information Reporting and Backup Withholding

        U.S. holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.

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

        You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in 100 F Street N.W., Washington, D.C. 20549 and at offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. You may also obtain copies of such materials from the Public Reference Section of the SEC, 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we were only required to file through the SEC’s EDGAR system as of November 2002. Our periodic filings are therefore available on the SEC’s Website www.sec.gov from that date. You may read and copy any reports, statements or other information that we file with the SEC, through the SEC’s EDGAR system available on the SEC’s website and at the SEC facilities listed above. These SEC filings are also available to the public on the Israel Securities Authority’s website at www.isa.gov.il and from commercial document retrieval services.

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

Interest Rate Risk

        As of December 31, 2008, we had $7.2 million in cash, cash equivalents, deposits and marketable securities. We invest our cash surplus in bank deposits and marketable securities. Since these investments typically carry fixed interest rate, and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 5 of our 2008 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

        We hold most of our cash, cash equivalents deposits and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses, in New Israeli Shekels. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel. Depreciation of the US dollar could have a material adverse effect on our results of operation and financial condition. The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (“NIS”) payroll and certain operation expenses. For more information, see Note 2q of our 2008 consolidated financial statements.

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

        The code of ethics is posted on our website, addressed www.cgen.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2008 and 2007:

	2008	2007

Audit Fees	$87,000	$65,000
Audit Related Fees	-	$15,000
Tax Fees	$7,000	$10,000
All Other Fees	-	$10,000
Total	$94,000	$100,000

        “Audit Fees” are fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and review of our unaudited interim financial statements;

        “Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, relating to internal accounting functions and procedures including valuation of options granted to chairman of the board in 2007;

        “Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice; and

        “All Other Fees” are fees for other consulting services rendered by our principal accountant to us including preparation of response letter to SEC in 2007.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the NASDAQ Stock Market Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have furnished financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-29.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Form of Articles of Association of Issuer

12.1	Certification by Chief Executive Officer pursuant to
section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to
section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to
section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to
section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of
Ernst & Young Global, dated March 16, 2009.

15.2	Consent of Kesselman & Kesselman, member of
PriceWaterhouseCoopers, independent auditors of Keddem
Bioscience, dated March 16, 2009.

15.3	Audit Report by Kesselman & Kesselman, member of
PriceWaterhouseCoopers, independent auditors of Keddem
Bioscience, dated March 13, 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD By: /s/ Mr. Martin Gerstel —————————————— Martin Gerstel President, Chief Executive Officer and Director Date: March 16, 2009

15.3.09

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

COMPUGEN LTD.

        We have audited the accompanying consolidated balance sheets of Compugen Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of Keddem BioScience Ltd., a wholly-owned subsidiary, for the years ended December 31, 2007 and 2006 which statements reflect total assets constituting 0% and 2% and no revenues, in 2007 and 2006, respectively, of the related consolidated totals. Those statements were audited by other auditors whose unqualified report, which has been furnished to us, includes an explanatory paragraph on circumstances which raise substantial doubts regarding Keddem BioScience Ltd.‘s ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for Keddem BioScience Ltd. is based solely on the report of the other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 14i to the consolidated financial statements, in 2007, the Company adopted the provisions of Statement of FIN No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 16, 2009	A Member of Ernst & Young Global

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2008	2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$4,650	$1,298
Cash held in favor of other consortium partners	3	233	118
Short-term deposits	5	540	11,000
Marketable securities held to maturity	5	2,058	2,784
Investment in Evogene	1b	3,858	-
Trade receivables		-	40
Other accounts receivable and prepaid expenses	7	768	950
Assets related to discontinued operations		-	54

Total current assets		12,107	16,244

LONG-TERM INVESTMENTS AND RECEIVABLES:
Marketable securities held to maturity	5	-	2,080
Long-term lease deposits		41	33
Investment in Evogene	1b	-	510
Severance pay fund		1,038	1,382

		1,079	4,005

PROPERTY AND EQUIPMENT, NET	8	1,058	1,417

Total assets		$14,244	$21,666

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables		$472	$881
Other accounts payable and accrued expenses	9	2,409	1,860
Deferred revenue		100	150
Liabilities related to discontinued operations		12	4

Total current liabilities		2,993	2,895

LONG-TERM LIABILITIES:
Accrued severance pay		1,248	1,486

Total long-term liabilities		1,248	1,486

COMMITMENTS AND CONTINGENCIES	10, 3

SHAREHOLDERS' EQUITY:	11
Share capital:
Ordinary shares of NIS 0.01 par value: 50,000,000 shares
authorized at December 31, 2008 and 2007; and 28,512,440 and
28,323,811 shares issued and outstanding at December 31, 2008
and 2007, respectively		77	77
Additional paid-in capital		163,181	161,158
Accumulated other comprehensive income		4,198	976
Accumulated deficit		(157,453)	(144,926)

Total shareholders' equity		10,003	17,285

Total liabilities and shareholders' equity		$14,244	$21,666

The accompanying notes are an integral part of the consolidated financial statements.

March 16, 2009

Date of approval of the financial statements	Martin Gerstel President and Chief Executive Officer	Dikla Czaczkes - Axselbrad Chief Financial Officer

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2008	2007	2006

Revenues		$338	$180	$215

Cost of revenues		7	-	6

Research and development expenses, net of governmental and other grants amounting to $ 544, $ 1,354 and $ 1,670 for the years 2008, 2007 and 2006, respectively	3	8,745	8,386	9,117
Selling and marketing expenses		996	1,324	1,719
General and administrative expenses		3,502	2,930	2,377

Total operating expenses *)		13,243	12,640	13,213

Operating loss		(12,912)	(12,460)	(13,004)

Financial income, net	13	348	868	866
Other income, net		53	134	89

Loss before taxes on income		(12,511)	(11,458)	(12,049)

Taxes on income		-	32	-

Loss from continuing operations		(12,511)	(11,490)	(12,049)
Loss from discontinued operations		(16)	(624)	(971)

Net loss		$(12,527)	$(12,114)	$(13,020)

Basic and diluted net loss per share from continuing
operations		$(0.44)	$(0.41)	$(0.44)

Basic and diluted net loss per share from discontinued
operations		$-	$(0.02)	$(0.03)

Basic and diluted net loss per share		$(0.44)	$(0.43)	$(0.47)

Weighted average number of Ordinary shares used in
computing basic and diluted net loss per share		28,434,946	28,266,273	27,985,957

*)	Includes stock-based compensation, see Note 11.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Accumulated deficit	Total shareholders' equity	Total other comprehensive loss
	Number	Amount

Balance as of January 1, 2006	27,846,420	$75	$155,923	$-	$(16)	$(119,734)	$36,248

Employee options exercised	315,782	1	560	-	-	-	561
Reclassification due to adoption of SFAS 123(R)	-	-	(16)	-	16	-	-

Stock-based compensation relating to options and warrants issued to scientific advisory board members and consultants	-	-	(47)	-	-	-	(47)
Stock-based compensation relating to options issued to employees	-	-	1,996	-	-	-	1,996
Net loss	-	-	-	-	-	(13,020)	(13,020)	$(13,020)

Total comprehensive loss								$(13,020)

Balance as of December 31, 2006	28,162,202	76	158,416	-	-	(132,754)	25,738

Employee options exercised	152,347	1	294	-	-	-	295
Issuance of shares to the CEO	9,262	*) -	28	-	-	-	28
Stock-based compensation relating to options and warrants issued to scientific advisory board members and consultants	-	-	28	-	-	-	28
Stock-based compensation relating to options issued to employees			2,303				2,303
Expired options granted to subsidiary's employees	-	-	89	-	-	-	89
Cumulative impact of change in accounting for uncertainties in income
taxes	-	-	-	-	-	(58)	(58)
Unrealized gain on the investment in Evogene	-	-	-	976	-	-	976	$976
Net loss	-	-	-	-	-	(12,114)	(12,114)	(12,114)

Total comprehensive loss								$(11,138)

Balance as of December 31, 2007	28,323,811	77	161,158	976	-	(144,926)	17,285

Employee options exercised	173,629	*) -	295	-	-	-	295
Issuance of shares to the CEO	15,000	*) -	25	-	-	-	25
Stock-based compensation relating to options and warrants issued to scientific advisory board members and consultants	-	-	(100)	-	-	-	(100)
Stock-based compensation relating to options issued to employees	-	-	1,803	-	-	-	1,803
Unrealized gain on the investment in Evogene	-	-	-	3,222	-	-	3,222	$3,222
Net loss	-	-	-	-	-	(12,527)	(12,527)	(12,527)

Total comprehensive loss								$(9,305)

Balance as of December 31, 2008	28,512,440	$77	$163,181	$4,198	$-	$(157,453)	$10,003

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:

Net loss	$(12,527)	$(12,114)	$(13,020)
Adjustments required to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations	16	624	971
Compensation relating to options and warrants issued to
scientific advisory board members and consultants	(100)	28	(47)
Compensation relating to options issued to employees	1,803	2,303	1,996
Fair value of shares issued to CEO	25	28	-
Depreciation	477	633	911
Accrued severance pay, net	106	(2)	(28)
Interest and amortization of premium on deposits and marketable
securities	31	932	261
Capital loss (gain)	(12)	2	(76)
Decrease (increase) in trade receivables	40	(30)	(10)
Decrease (increase) in other accounts receivable and prepaid
expenses	182	(126)	(301)
Increase (decrease) in trade payables and other accounts payable
and accrued expenses	(101)	(289)	257
Increase (decrease) in deferred revenue	(50)	75	(125)

Net cash used in operating activities from continuing operations	(10,110)	(7,936)	(9,211)

Net cash provided by (used in) operating activities from
discontinued operations	98	(60)	218

Net cash used in operating activities	(10,012)	(7,996)	(8,993)

Cash flows from investing activities:

Purchase of marketable securities	-	(4,824)	(3,237)
Proceeds from redemption of deposits and maturities of marketable
securities	13,235	8,180	22,302
Investment in bank deposits	-	-	(12,000)
Purchase of property and equipment	(120)	(205)	(157)
Decrease (increase) in long-term lease deposits	(8)	7	34
Proceeds from sale of property and equipment	14	1	82

Net cash provided by investing activities from continuing operations	13,121	3,159	7,024

Net cash provided by (used in) investing activities from
discontinued operations	-	139	(3)

Net cash provided by investing activities	13,121	3,298	7,021

Cash flows from financing activities:

Proceeds from exercise of options	295	295	665

Net cash provided by financing activities	295	295	665

Increase (decrease) in cash and cash equivalents	3,404	(4,403)	(1,307)
Decrease in cash and cash equivalents from discontinued operations	(52)	(249)	(467)
Cash and cash equivalents at the beginning of the year	1,298	5,950	7,724

Cash and cash equivalents at the end of the year	$4,650	$1,298	$5,950

Supplemental information on financing activities not involving cash flow:

In December 2005, the Company issued shares as a result of exercise of options in the amount of $ 104. The Company received the proceeds from the exercise of the options in January 2006.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	-	GENERAL

a.	Compugen Ltd. (“the Company” or “Compugen”) is an early stage drug and diagnostic discovery company. The Company’s business is focused on developing and using predictive computer-based discovery platforms to discover potential therapeutic drug candidates and diagnostic biomarker candidates. The Company uses experimental biological processes to validate product candidates discovered by its predictive platforms. The Company seeks to enter into early stage commercial collaborations with third parties, to develop candidates that the Company has validated. The Company’s initial discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases.

The Company’s headquarters and research facilities are located in Israel.

b.	Investment in Evogene:

In 1999, the Company established a division focusing on agricultural biotechnology and plant genomics called Evogene Ltd (“Evogene”). Evogene is an Israeli corporation primarily engaged in delivering improved plant traits to the agbio industry through the use of a platform combining computational genomics, molecular biology and breeding methods. Following an equity investment round with certain investors in February 2006, in which the Company’s holdings were diluted to less than 20% of Evogene’s ordinary shares and through June 2007, the investment in Evogene was accounted for under the cost method of accounting, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. During June 2007, Evogene completed an initial public offering on the Tel Aviv Stock Exchange. Prior to the IPO, the excess of losses over investment in Evogene amounted to $ 466 and was presented as a liability included in the Company’s balance sheet that represents excess of losses sustained by Compugen over its investment through the deconsolidation date. In August 2008, Evogene signed a collaboration agreement involving an additional equity investment, with a third party. As a consequence of the IPO and the additional equity investment, the Company currently holds 2,150,000 shares representing approximately 9% of Evogene outstanding Ordinary shares.

As of June 30, 2007, the investment in Evogene was accounted for as available-for-sale marketable security in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

Available-for-sale securities are carried at fair value, with the recognized gains and losses reported as a separate component of stockholders’ equity under accumulated other comprehensive income in the consolidated balance sheet (see Note 5b).

c.	In August 2004, the Company spun off its computational chemistry activity into a wholly-owned subsidiary, Keddem BioScience Ltd. (“Keddem”).

Keddem experienced recurring losses from operations and had a net capital deficiency. These matters raised substantial doubts about Keddem’s ability to continue as a going concern. During the second quarter of 2007, in view of the fact that there were no assurances that additional financing would be achieved, the Company decided to suspend Keddem’s operations and as such, it was classified as discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”. Accordingly, the results of operations, including the results for the years ended December 31, 2008, 2007 and 2006, have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2008 and December 31, 2007 reflect the net assets and net liabilities of discontinued operations within current liabilities and current assets.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	-	GENERAL (Cont.)

In 2008, following the discontinuance of Keddem’s activities, the Company entered into a term sheet agreement with Mada Ltd. (“Mada”), a newly formed company owned and managed by the former two Co-CEOs of Keddem, whereby the Company will license the Keddem intellectual property to Mada, in exchange for royalties on any future revenues and certain access rights to any developed technology and subject to a third party financing. Mada intends to seek third party funding for the development of this intellectual property but the Company can give no assurances that it will be successful in doing so.

d.	In 1997, the Company established its wholly-owned U.S. subsidiary, Compugen USA, Inc. and in 2008, its wholly-owned UK subsidiary, Compugen UK Ltd. However, in view of the Company’s current corporate needs, neither of these subsidiaries is anticipated to have any significant operations during 2009.

e.	The Company’s net loss and negative cash flow from operating activities as of December 31, 2008 amounted to $ 12,527 and $ 10,012, respectively. The Company’s business is focused on research and development activities. To date, the Company has received only minimal revenues from its initial licensing activities.

The Board of Directors of the Company has adopted a contingency plan that includes various cost reduction measures which in the absence of obtaining the required additional funding, (including but not limited to, from the sale of Evogene shares or otherwise) would enable the Company to continue to support its operations through December 31, 2009.

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES

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

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board (“SFAS”) No. 52, “Foreign Currency Translation.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compugen USA Inc. and Compugen UK Ltd. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company and its subsidiaries consider all highly liquid investments that are convertible to cash with original maturities of three months or less at their acquisition date as cash equivalents.

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

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable Equity Securities” (“SAB No. 59”), management is required to evaluate each period whether a security’s decline in value is other than temporary. The Company also follows the guidance provided by FSP FAS 115-1 “The Meaning of Other-Then-Temporary Impairment and Its Application to Certain Investments”, to assess whether its investment with unrealized loss position are other than temporarily impaired. Realized gains and declined in value judged to be other than temporary are determined based on the specific identification method and are reported to the statement of operations.

f.	Long-term lease deposits:

Long-term lease deposits include long-term deposits as security for motor vehicles leases.

g.	Property and equipment:

Property and equipment are stated at cost, net of related investment grants and of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6-30 (mainly 30%)
Leasehold improvements	Shorter of the term of the lease or useful life

h.	Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2006, 2007 and 2008, no impairment losses have been identified.

i.	Revenue recognition:

The Company generated revenues from collaboration research agreement, under which the Company delivered a number of peptides and performed related services to a customer, and from license fees for software products, as follows:

The Company recognized revenues from the collaboration agreement in accordance with SAB 104, “Revenue Recognition” and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Revenues from software license fees that involve customization of the Company’s software to customer specific specifications, development services, integration and installation are recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “Input Method”. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. For the years ended December 31, 2008, 2007 and 2006, the Company recognized revenues in accordance with SOP 81-1 in the amount of $ 0, $ 0 and $ 200, respectively.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

j.	Research and development expenses, net:

Research and development expenses are charged to the statement of operations as incurred.

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”), the Bi-national Industrial Research and Development Foundation (“BIRD”) and the European 6thframework for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are presented as a reduction from research and development expenses.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Some employee arrangements are under section 14 to the Israeli Severance Pay Law, 1963, pursuant to which the severance pay liability is fully covered by the deposits with the severance pay funds. Regarding employees that have signed section 14, related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet as they are legally released from obligation to such employees once the deposited amounts have been paid. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2008, 2007 and 2006 amounted to approximately $ 397, $ 329 and $ 317, respectively.

l.	Accounting for stock-based compensation:

At December 31, 2008, the Company has two stock-based employee compensation plans, which are described more fully in Note 10. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based upon their respective grant date fair values, and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and related interpretations and amends SFAS No. 95, “Statement of Cash Flows”. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. In March 2005, the Securities and Exchange Commission (“SEC”) issued SAB No. 107, “Share-Based Payment”, or SAB 107, which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

On December 21, 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment”.

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

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short term deposits and marketable securities and long-term lease deposits.

The majority of the Company’s cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

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

The Company and its subsidiaries account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes” (“SFAS No. 109”) and FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes” - An Interpretation of FASB Statement No. 109, or FIN 48. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

o.	Net loss per share:

Basic net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with SFAS No. 128, “Earnings per Share.”

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 7,159,114, 7,058,845 and 6,652,541 for the years ended December 31, 2008, 2007 and 2006, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments:

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

The Company adopted the provision of FASB Statement 157, “Fair Value Measurements and Certain Related FASB Staff Positions” (“Statement 157”) on January 1, 2008. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

-	Level 1: quoted prices in active markets for identical assets or liabilities;

-	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

-	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

q.	Derivative instruments:

None of the Company’s derivatives qualify for hedge accounting under Financial Accounting Standard Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). They are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of operations and included in financial income/expenses.

In the years ended December 31, 2008, 2007 and 2006, the Company recorded net losses from hedging transactions in the amount of $ 69, $ 0 and $ 0, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Recently issued accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.

SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company will be engaged in, will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 will have a significant impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 may have on its financial condition and results of operations. The adoption of SFAS 161 will change its disclosures for derivative instruments and hedging activities beginning the fiscal year 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company determined the adoption of SFSP No. 162 does not have a material impact on its financial position, results of operations or cash flows.

s.	Certain reclassifications were made to prior years’ financial statements to conform to the current presentation.

NOTE 3:	-	GOVERNMENTAL AND OTHER GRANTS

The Company received several grants as follows:

Royalty and non-royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”), the Bi-national Industrial Research and Development Foundation (“BIRD”) and the European 6thframework for funding approved research and development projects, are presented as a reduction from research and development expenses.

a.	Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2008, 2007 and 2006, the Company has an aggregate of paid and accrued royalties to the OCS in the amount of $ 2, $ 6 and $ 7, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	-	GOVERNMENTAL AND OTHER GRANTS (Cont.)

b.	Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if no income is generated from the results of the funded research program. If such income is generated, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following expiry of the term of the project. For every year that the Company does not make these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

c.	As of December 31, 2008, the Company’s aggregate contingent obligations for payments to OCS and BIRD, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 5,508 and $ 500, respectively. The liability for royalties is recorded as cost of revenues at the time the related royalty-bearing sales are recognized as revenues in the statement of operations.

d.	The Company is coordinating a consortium, SIMAP, in a three-year collaborative project, which commenced on January 1, 2006, funded by the European 6th framework. The grants the Company receives from this project do not bear any repayment royalties. The Company will enjoy the generic knowledge accumulated in the collaborative project. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2008, the Company held a pre-payment from the European Commission amounting to $ 233 that will be distributed to the consortium members during 2009, according to the payment schedule detailed in the consortium agreement. The Company presented this amount as “Cash held in favor of other consortium partners”.

NOTE 4:	-	CASH AND CASH EQUIVALENTS

	December 31,
	2008	2007

Bank deposits in U.S. dollars (bearing an annual average interest
rate of 2.64% and 4.39% for 2008 and 2007, respectively)	$2,471	$301
Bank deposits in Euro (bearing an annual average interest rate of
3.25 % and 2.57% for 2008 and 2007, respectively)	115	294
Bank deposits in NIS (bearing an annual average interest rate of
2.67% and 3.67% for 2008 and 2007, respectively)	1,546	344
Cash in banks (current accounts)	518	359

	$4,650	$1,298

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	-	DEPOSITS AND MARKETABLE SECURITIES

a.	Held- to- maturity marketable securities:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
	December 31,		December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007	2008	2007

Corporate bonds	$2,058	$4,864	$-	$-	$59	$58	$1,999	$4,806
Bank deposits	540	11,000	-	-	-	-	540	11,000

	$2,598	$15,864	$-	$-	$59	$58	$2,539	$15,806

As of December 31, 2008 and 2007, all the Company’s securities above were classified as held-to-maturity (see Note 2e).

In the years 2008 and 2007, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities. The unrealized losses on the Company’s investments in held-to-maturity securities were caused mainly by interest rate increases, and are considered insignificant. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company has the ability and intent to hold these investments until the maturity date, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008. To date there were no interest payment defaults and the Company’s assessment of issuers’ financial position is stable. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

The scheduled maturities of held-to-maturity securities at December 31, 2008, are as follows:

	Amortized cost	Estimated fair value

Held-to-maturity:
Due within one year	$2,058	$1,999

b.	Available-for-sale marketable security:

As discussed in Note 1b, the Company presents its investment in 2,150,000 Evogene’s shares as available-for-sale.

The total amount of unrealized gain in the amount of $ 3,222 and $ 976 was included as a separate component of shareholders’ equity “Accumulated other comprehensive income” for the years ended December 31, 2008 and 2007, respectively (see Note 1b).

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	-	FAIR VALUE MEASURMENTS

The Company adopted SFAS No. 157, “Fair Value Measurements,” (as impacted by FSP Nos. 157-1 and 157-2) effective January 1, 2008, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. The Company measures marketable securities available-for-sale and foreign currency derivative contracts at fair value. Marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs for identical assets. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in Evogene	3,858	-	-	3,858
Foreign currency derivative contracts	-	41	-	41

Total Financials Assets	3,858	41	-	3,899

NOTE 7:	-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Grants receivable from the Office of the Chief Scientist	$58	$254
Government authorities	41	9
Severance pay fund - short term	395	-
Prepaid expenses	175	263
Accrued interest	21	352
Other	78	72

	$768	$950

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost:
Computers, software and related equipment	$4,967	$4,883
Laboratory equipment and office furniture	3,704	3,692
Leasehold improvements	474	465

	9,145	9,040

Accumulated depreciation:
Computers, software and related equipment	4,795	4,675
Laboratory equipment and office furniture	2,902	2,652
Leasehold improvements	390	296

	8,087	7,623

Depreciated cost	$1,058	$1,417

For the years ended December 31, 2008, 2007 and 2006, depreciation expenses were approximately $ 477, $ 633 and $ 911, respectively.

NOTE 9:	-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Employees and related accruals	$838	$834
Accrued severance pay - short term	475	-
Commitments related to European grant plan (a)	233	118
Unrecognized grants (a)	56	192
Consultants and Board members	115	125
Accrued expenses	584	501
Other	108	90

	$2,409	$1,860

(a)	See Note 3.

NOTE 10:	-	COMMITMENTS AND CONTINGENCIES

a.	The Company’s headquarters and research facilities are located in Israel. Annual minimum future rental commitment under such non-cancelable operating lease for the year 2009 is approximately $ 364. The lease expires on December 31, 2009.

Rent expenses for the Company and subsidiary facilities were approximately $ 500, $ 560 and $ 552 for the years ended December 31, 2008, 2007 and 2006, respectively.

b.	The Company provided a bank guarantee in the amount of $ 130 in favor of its offices’ lessor in Israel.

c.	See Note 3 for details on commitments in favor of governmental and other grants.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general shareholders meetings of the Company and to receive dividends, if declared.

b.	Share option plans:

In June 1998, the Company adopted the Compugen Ltd. Share Option Plan (1998) (“the 1998 Plan”), which provides for the grant of options to purchase up to an aggregate of 2,500,000 Ordinary shares to directors, employees and consultants of the Company and its subsidiaries. On October 22, 2007, the Board of Directors resolved to cancel the then remaining “available for grant” options remaining under the 1998 Option Plan and the Company will therefore not make any further grants under this plan.

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

In general, options granted under these plans vest over a four-year period and expire 10 years from the date of issuance. The exercise price of the options granted under the plans may not be less than the nominal amount of the shares into which such options are exercised. Any options that are cancelled or forfeited before expiration become available for future grants. Subject to 2000 plans, there were 1,116,145 options to purchase shares available for future grants as of December 31, 2008.

All information below relates to options granted to employees, directors (including former Chairman of the Board (see d below) and consultants (including scientific board members (see c below).

Transactions related to the grant of options to employees, directors and consultants under the above plans during the year ended December 31, 2008, were as follows:

	Year ended December 31, 2008
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		$	Years

Options outstanding at beginning of year	7,058,845	3.36
Options granted	1,791,975	0.8
Options exercised	(173,629)	1.7
Options forfeited	(1,518,077)	3.72

Options outstanding at end of year	7,159,114	2.68	6.25

Options vested and expected to vest at end of year (*)	6,729,431	2.74	6.10

Exercisable at end of year	3,853,859	3.46	4.28

(*)	The options expected to vest are based on the Company’s historical forfeiture rate.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	-	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair value of options granted during the years 2008, 2007 and 2006 was $ 0.44, $ 1.02and $ 1.15, respectively.

The aggregate intrinsic value of the Company’s options is the difference between the fair value of the Company’s Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $ 91 and $ 154, respectively. The total intrinsic value of options outstanding at December 31, 2008 and 2007 was $ 0 and $ 16, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2008 was $ 0 and $ 16, respectively.

As of December 31, 2008, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 2,530, which is expected to be recognized over a weighted average period of approximately 1.5 years. During the years ended December 31, 2008, 2007 and 2006, the Company recorded cash received from the exercise of stock options of $ 295, $ 295 and $ 665, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model (except for options granted to former Chairman of the Board (see d below). The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted assumptions are based on the Company historical experience, in accordance with the guidance of SFAS 123 (R) and SAB 110. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for granted options:

	Year ended December 31,
	2008	2007	2006

Volatility	66%	56%	62%
Risk-free interest rate	2.11%	4.5%	4.72%
Dividend yield	0%	0%	0%
Expected life (years)	5.1	5.9	2.9

The stock-based compensation expenses are based on the straight line method and included in the following expense categories:

	Year ended December 31,
	2008	2007	2006

Research and development expenses	$819	$1,244	$1,400
Selling and marketing expenses	178	513	269
General and administrative expenses	706	573	264

	$1,703	$2,330	$1,933

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	-	SHAREHOLDERS’ EQUITY (Cont.)

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

c.	Options to consultants and scientific advisory board members:

	Year ended December 31, 2008
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		$	Years

Options outstanding at beginning of year	1,037,815	3.60
Options granted	-	-
Options exercised	(15,000)	1.33
Options forfeited	(227,850)	4.45

Options outstanding at end of year	794,965	3.40	1.26

Options vested and expected to vest at end of
year	794,965	3.40	1.26

Exercisable at end of year	706,157	3.41	1.14

The Company accounts for its options and warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2008, 2007 and 2006: risk-free interest rates of 2.77%, 4.15% and 4.83%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 65%, 51% and 56%, respectively and a weighted-average contractual life of the options of six years. As for compensation expenses, see also b above.

d.	On July 31, 2007, the Company issued to its then Chairman of the Board of Directors, options to purchase 500,000 Ordinary shares of the Company at an exercise price $ 2.91, which was also the Company’s market share price at the date of grant, subject to market conditions, as described below. The vesting was based on following schedule: 83,333 options were to vest in August 2007 and the remaining 416,667 options were to vest on a monthly basis over a period of 40 months thereafter. Each vested options would not be exercisable if at the time of exercise, the closing price of the Company’s share was less than $ 10 per Ordinary share.

The fair value of these options was estimated using a Monte Carlo simulation model with the following assumptions: risk-free interest rates of 4.85%, dividend yields of 0%, expected volatility in range between 35%-65%, and an expected term of the options of seven years.

The total compensation cost related to this grant is $ 567. As of December 31, 2008, the Company recognized the amount of $ 457, using the accelerated amortization method.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	-	SHAREHOLDERS’ EQUITY (Cont.)

On January 15, 2009, the Company’s former Chairman of the Board of Directors provided Compugen with a letter irrevocably waiving his rights in and to options to purchase 750,000 shares that were outstanding as of January 15, 2009.

e.	On July 31, 2007, the Company granted to its then CEO 9,262 Ordinary shares and accordingly recorded the amount of $ 28, which represents the shares’ fair value as a compensation cost in the financial statements.

On September 24, 2008, the Company granted to its then CEO 15,000 Ordinary shares and accordingly recorded the amount of $ 25, which represents the shares’ fair value as a compensation cost in the financial statements.

On September 24, 2008, the Company granted to its then CEO 150,000 options, exercisable for Ordinary shares at $ 1.82 per share. The options shall vest on a monthly basis over a period of 4 years starting from October 22, 2007.

Pursuant to the termination agreement signed with Mr. Kotzer, as of the first date after June 30, 2009 that no consulting agreement is in effect between Mr. Kotzer and Compugen, then after such date, any unvested options shall be terminated and the right to exercise any then vested options shall be extended to the later of (i) December 31, 2010, or (ii) 12 months following such date on which no consulting arrangement is in effect, subject to Shareholder approval. Since the stock option modifications provided for in his termination agreement are subject to shareholder approval, the change in terms was not accounted for during 2008.

f.	On February 5, 2007, the Company extended the contractual life of 770,171 options of employees who had left the Company and some of whom are still working as Company’s consultants. Pursuant to guidance of SFAS 123R, the Company treated the extension of terms as a re-measurement and since all of the options were vested, the expense in the amount of $ 353 was recorded in the Company’s financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company’s business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and diagnostic biomarker product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, sales and business development. The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Total revenues are attributed to geographic areas based on the location of the end customer. The following represents the total revenues for the years ended December 31, 2008, 2007 and 2006 and long-lived assets as of December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007	2006

Revenues from sales to unaffiliated customers:
United States	$40	$180	$15
Europe	-	-	200
Israel	298	-	-

Total revenues	$338	$180	$215

	December 31,
	2008	2007

Long-lived assets:
Israel	$1,058	$1,417
United States	-	-

	$1,058	$1,417

	Year ended December 31,
	2008	2007	2006
	%

Sales to a single customer exceeding 10%:
Customer A	-	-	93
Customer B	12	-	-
Customer C	-	100	-
Customer D	79	-	-

NOTE 13:	-	FINANCIAL INCOME, NET

	Year ended December 31,
	2008	2007	2006

Income (expense):
Interest income	$502	$1,031	$890
Bank fees	(26)	(43)	(38)
Hedging transactions loss	(69)	-	-
Exchange rate differences	(59)	(120)	14

	$348	$868	$866

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	-	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

According to the law, until 2007 the results for tax purposes were measured adjusted for changes in the Israeli CPI.

In February 2008 the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008 the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

According to the provisions of the Law, the Company has chosen to enjoy the “Alternative Benefits” track. Accordingly, its income from the “Approved Enterprise”will be tax-exempt for a period of two years, commencing in the first year the Company has taxable income (after commencement of production as defined in the Law), and subject to an additional period of five to eight years of reduced tax rates between 10% to 25%, depending upon the proportion of foreign ownership in the Company in each tax year. Due to the reported losses, the benefit period has not commenced. The period during which reduced tax rates of between 10% and 25% apply expires on the earlier of 12 years from the commencement of production, or 14 years, from the date of approval. The year’s limitation does not apply to the exemption period.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part including interest and linked to the Israeli Consumer Price Index.

As of December 31, 2008, management believes that the Company meets all of the aforementioned conditions.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	-	TAXES ON INCOME (Cont.)

If the Company distributes a dividend out of income derived from the approved enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company’s Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter.

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

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

c.	Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company is currently qualified as an “industrial company”under the above law and as such, enjoys tax benefits, including:

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)	Accelerated depreciation rates on equipment and buildings; and

(4)	Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of January 1, 2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

d.	Net operating losses carryforward:

As of December 31, 2008, the Company’s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 116 million. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

Compugen Inc. is subject to U.S. income taxes. As of December 31, 2008, Compugen Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 15 million which expires in the years 2018 to 2028. Compugen Inc. also has net operating loss carryforwards for state income tax purposes of approximately $ 10 million which expires in the years 2013 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2008, the net operating losses for discontinued operations are in amount of approximately $ 4 million.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	-	TAXES ON INCOME (Cont.)

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic (Israel)	$12,567	$12,141	$13,099
Foreign	(40)	(59)	(79)

	$12,527	$12,082	$13,020

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carryforward and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2008	2007

Accrued Social Benefits	$97	$89
R&D credit	2,431	2,253
Operating loss carryforward	35,086	27,627

Net deferred tax asset before valuation allowance	37,614	29,969
Valuation allowance	(37,614)	(29,969)

Net deferred tax asset	$-	$-

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

In 2007, the Company recorded an accrual in the amount of $ 32 in respect with the withholding taxes due to the conversion of the interest accrued on the inter-company loan.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	-	TAXES ON INCOME (Cont.)

h.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005,according to which the corporate tax rate is to be progressively reduced to the following tax rates:2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

i.	The Company adopted the provisions of FIN 48 on January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits at January 1, 2008 and December 31, 2008 is $ 58.

NOTE 15:	-	RELATED PARTY TRANSACTIONS

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

In May 2007, the Company entered into an extension to the 2006 Software License Agreement with Evogene, under which the Company agreed to grant Evogene a license to certain software in the period between January 1, 2008 and December 31, 2014. In consideration for the grant of the license, Evogene agreed to pay the Company $ 150 and issue the Company 100,000 Ordinary shares in Evogene.