Form 20-F
period 2014-12-31
COMPUGEN LTD
filed 2015-03-12
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

Ari Krashin, Chief Financial Officer
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

50,254,492 Ordinary Shares

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

☐ Yes   ☒ No

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

PART I.

PART III
ITEM 17.	FINANCIAL STATEMENTS	89
ITEM 18.	FINANCIAL STATEMENTS	89
ITEM 19.	EXHIBITS	89

i

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, "assume", “expect”, “anticipate”, “could”, “project”, “estimate”, “possible”, “potential”,  “believe”, “suggest”, and “intend”, and describe opinions about future events. We have based these forward-looking statements on information available to us as of the date hereof, and on our current assumptions, intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information. Risk Factors”, the information about us set forth under “Item 4. Information about the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects”.

------------

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

ii

PART I.

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.  SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$1,115	$-	$242	$3,549	$12,367
Cost of revenues	224	-	201	2,509	3,344
Total operating expenses (1)	8,769	11,979	13,583	18,083	21,360
Operating loss	(7,878)	(11,979)	(13,542)	(17,043)	(12,337)
Financial and other income (expenses), net	675	(25)	(86)	3,460	1,758
Equity loss	-	-	-	-	(155)
Losses before tax expenses	(7,203)	(12,004)	(13,628)	(13,583)	(10,734)
Income taxes	-	-	-	(500)	(360)
Net loss	(7,203)	(12,004)	(13,628)	(14,083)	(11,094)
Realized and unrealized gain (loss) on Investment in Evogene and from foreign currency derivative contracts	2,334	(2,141)	1,103	(739)	(3,406)
Total comprehensive loss	(4,869)	(14,145)	(12,525)	(14,822)	(14,500)
Basic net loss per share	$(0.22)	$(0.35)	$(0.38)	$(0.36)	$(0.23)
Weighted average number of ordinary shares used in computing basic net loss per share	33,284,017	34,276,697	35,844,496	38,869,438	47,808,855
Diluted net loss per share	$(0.22)	$(0.35)	$(0.38)	$(0.36)	$(0.26)
Weighted average number of ordinary shares used in computing diluted net loss per share	33,284,017	34,276,697	36,249,262	38,869,438	48,387,063

(1)         Includes stock based compensation – see Note 9 to our 2014 consolidated financial statements.

	As of December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$22,508	$22,463	$19,685	$46,920	$73,186
Receivables from funding arrangement	5,000	-	-	-	-
Investment in Evogene	6,227	4,093	5,196	4,565	1,054
Long-term bank deposits	-	-	-	-	35,026
Total assets	36,458	29,081	28,909	56,711	114,986
Deferred Revenues	-	-	-	6,772	1,789
Research and development funding arrangements and others	4,037	6,434	7,872	13,189	421
Accumulated deficit	(168,487)	(180,491)	(194,119)	(208,202)	(219,296)
Total shareholders' equity	$28,285	$19,581	$17,672	$31,888	$106,116

For additional financial information, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results”.

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

Our business model is primarily based on receiving revenues in the form of fees, research revenues, milestone payments, royalties and other revenue sharing payments from commercialization of products by third parties based on product candidates (i) discovered by us and then licensed to such third parties, and/or (ii) discovered pursuant to various forms of collaborations with such third parties whereby our discovery platforms or other discovery capabilities target areas of mutual interest. In 2010, we initiated a program to predict and select novel molecules in specific areas of high interest in both oncology and immunology. Therapeutic product candidates resulting from this effort are validated and advanced forward in the preclinical stage, and in selected cases to possible clinical evaluation stages, prior to licensing or other collaborations (our “Pipeline Program”).  To date, third party arrangements have only been entered into at early validation or pre-clinical stages which have an inherent risk of high failure rate. The inability to derive adequate revenues from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability.

As of December 31, 2014, we had an accumulated deficit of approximately $219.3 million and had incurred net losses of approximately $13.6 million in 2012, approximately $14.1 million in 2013, and approximately $11.1 million in 2014. In addition, we expect to continue to incur net losses in the future due to the costs and expenses associated with our expanding research and development activities, including significantly increasing Pipeline Program activities, our increase in activities in the United States, and the development, validation and integration of additional discovery platforms. To date, we have entered into only one commercial arrangement with respect to our Pipeline Program molecules under which we have received to date a total amount of $17.2 million. Otherwise, we have received only minimal revenues from limited commercialization efforts with respect to molecules discovered during our infrastructure building period. We cannot be certain that we will enter into additional arrangements for our Pipeline Program candidates or other discoveries or capabilities, or that such additional arrangements will provide sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing Shareholders would experience dilution of their shareholdings.

We believe that our existing cash and cash equivalents, short-term and long-term bank deposits will be sufficient to fund our operations for at least the next 24-36 months. However, we cannot predict with any degree of certainty when, or even if, we will achieve profitability and therefore may need additional funds to continue financing our discovery, validation, development and commercialization activities. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

We are currently pursuing our business model primarily in the fields of oncology and immunology and this limitation may not yield sufficient revenues to support our increasing level of activities.

Following establishment and validation of a sufficiently broad and integrated infrastructure of our individual predictive discovery capabilities, we initiated our Pipeline Program to predict and select novel molecules in specific areas of high interest in both oncology and immunology. To date, we have entered into only one commercial arrangement, with Bayer Pharma AG ("Bayer"), with respect to our Pipeline Program molecules (the “Bayer Collaboration”), under which we have received to date a total amount of $17.2 million. We cannot be certain this focus of our discovery efforts to the fields of oncology and immunology and decision to advance selected programs at our own expense will generate a stable or significant revenue stream. The inability to derive adequate revenues within our initial fields of focus would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

Our Pipeline Program will require additional resources that may not be available.

In 2010 we initiated our Pipeline Program pursuant to which we are both (i) substantially increasing the number of predicted and selected therapeutic candidates being evaluated by us, and (ii) taking certain therapeutic candidates beyond their validation stage (of either drug target expression profile for monoclonal antibody (“mAb”) targets and antibody-drug conjugate ("ADC") targets or disease animal model for Fc fusion proteins) into disease animal models for therapeutic mAbs against the targets, and in selected cases, possibly clinical evaluation, and to preclinical activities for Fc fusion proteins. Assuming a similar level of success as we experienced in the past in the initial validation stages, this may result in multiple product candidates reaching more costly stages of research and development in parallel. If we are not able to secure the funding or the technologies required for these more advanced activities, we may be required to abandon, postpone, or attempt to license out certain molecules at an earlier than anticipated stage, which may result in a substantial reduction in the potential returns from the Pipeline Program, or even result in the inability to have some or all of such successful “proof of concept” therapeutic candidates further developed and commercialized.

We operate in a rapidly developing field and will be required to allocate substantial additional funds in the future to our research activities.

Our drug and diagnostic product candidate discovery capabilities rely on a proprietary infrastructure of predictive models, algorithms and other computational tools incorporating proprietary knowledge of key biological phenomena. Life science today is a rapidly changing field with substantial research being undertaken on a worldwide basis by both academia and industry. In order to maintain our competitive position in predictive discovery, we must continue to allocate resources to broadening and deepening our scientific infrastructure. Any inability to allocate such resources when needed could materially harm our future business, financial condition and results of operations.

We have a limited operating history with respect to the commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from collaboration and licensing activities for current and future product candidate discoveries, primarily in the form of fees, research revenues, milestone payments, royalties and other revenue sharing payments has had limited success to date. In 2013, we entered into the Bayer Collaboration, our first collaboration with respect to our Pipeline Program activities, under which we have received to date a total amount of $17.2 million, and have received only minimal revenues from our earlier collaborations based on discoveries made during our infrastructure building. We recognized $12.4 million in revenue in 2014, $3.5 million in revenue in 2013, and $242,000 in 2012. Furthermore, only in 2010 did we implement our Pipeline Program pursuant to which we are advancing certain therapeutic product candidates past disease animal model proof of concept or other validation studies. We therefore have very limited experience with respect to the financial terms that may be available for our candidates at later stages of validation and development, and financial terms for agreements by other companies, to the degree disclosed, vary greatly. Accordingly, our operating history with respect to the commercialization aspects of our business model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing and commercialization of our product candidate discoveries, or from research and development collaborations.

Risks Related to our Discovery and Development Activities

We are focusing our discovery and development activities on mAb drug targets, mAb therapeutics, and Fc fusion proteins, for uses in oncology and immunology. If we fail to continue to discover and develop product candidates of industry interest in these fields, or to focus our Pipeline Program efforts on the most promising of such discoveries and candidates, our business will likely be materially harmed.

Since late 2010 we have chosen to focus our broadly applicable predictive discovery capability in the areas of oncology and immunology, including both auto-immune and inflammatory conditions, and more specifically on mAb therapeutics and Fc fusion proteins to address unmet needs in these fields. We have also chosen immune checkpoints as the objective for our first focused discovery program, and more recently we have initiated our second focused program for discovery of targets for antibody-drug-conjugate (ADC) therapy. The result of our decision in 2010 to focus on our Pipeline Program is that we are not undertaking internal development in other areas, including those where we previously demonstrated discovery capabilities, such as diagnostic products (other than biomarker discovery for selected internal checkpoint programs) and peptide based drugs, and intend to pursue such opportunities only in collaboration with third parties. With respect to checkpoint proteins, although there have been positive clinical results reported by others with respect to a small number of products based on certain checkpoint proteins, resulting in substantial industry, academic and medical interest, with some products gaining FDA approval based on this positive data, there can be no assurance that our checkpoints, which currently are the basis for the majority of candidates in our Pipeline Program, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that a different class of molecules will not be discovered with comparable or superior attributes. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our Pipeline Program would likely be reduced in which case our business may be harmed. Additionally, although certain of our initial candidates based on Compugen discovered checkpoint proteins are generating interest from potential partners, to date we have signed only one collaboration involving two such discoveries and all such candidates are at early stages of development. There is no assurance that we will be able to consummate additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover product candidates of industry interest in our fields of focus, or to pursue validation and development efforts in our Pipeline Program on the most promising discoveries, our business will likely be materially harmed. There are many risks associated with this decision of focusing on these areas that include, among others:

•	not utilizing all of our discovery capabilities;

•	choosing therapeutic areas with a very high degree of competition;

•	choosing therapeutic areas of great complexity and with very high failure rates in product development;

•	failing to successfully focus our discovery infrastructure to discover novel product candidates in our chosen therapeutics areas;

•	having insufficient relevant knowledge in our chosen therapeutic areas to select the right unmet needs or candidates, or to properly and efficiently further them in development; and

•	the inherent risk of high program failure rate in early stage therapeutic development.

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

Our in silico predictive approach to drug discovery typically results in a significant number of putative discoveries of interest with each discovery program. If we or our partners fail to select the right candidates to validate and/or progress, due to either lack of experience or applying the wrong criteria or experimental methodology, the selected candidates may never result in marketable products and our business, financial condition and results of operations will be materially harmed.

Our in silico predictive approach to drug discovery typically results in a significant number of putative discoveries of interest with each discovery program. Following each such discovery run, we assess which of such putative discoveries to move forward with initiation of validation based on various scientific and business criteria, and this assessment continues on an on-going basis. In addition, since our research and development resources are limited we are able to progress with only a fraction of our discoveries in parallel. If at any stage in such assessment, we or our partners fail to select the right candidates to validate and/or progress, due to either lack of experience or applying the wrong criteria or experimental methodology, the selected candidates may never result in marketable products, and our business, financial condition and results of operations may be materially harmed.

The large number of product candidates in our Pipeline Program may dilute the required resources on each individual candidate and thus result in significant delays.

Our predictive in-silico methodology results in a large number of candidates entering our Pipeline Program. Prosecuting multiple product candidates limits the resources available to each of the individual candidates and might create delays. If such delays become significant this can make product candidates less competitive or even obsolete as competing products advance or significantly reduce their value due to shorter patent term protection. Therefore, such delays may significantly harm these product candidates and our business.

If either the predictive discovery approach in general, or our “therapeutics needs (market) driven” approach, does not prove to be successful, our business will be significantly harmed.

Our method of discovering novel product candidates involves first selecting either on our own or with a partner company an unmet therapeutic need where we believe our predictive capabilities would be relevant, or could be modified to be relevant. In this “therapeutics needs (market) driven” approach, our goal is to harness all of our relevant capabilities in order to address the specific unmet need, rather than obtaining product candidates resulting from the development, validation or initial runs of a single discovery platform, as was the case prior to initiation of our Pipeline Program. After selection of the unmet need we wish to address, we then focus all of our relevant discovery platforms, algorithms and other computational biology capabilities to predict in silico (by computer) sequences for a typically large number of possible product candidates. Next we utilize proprietary algorithms and tools and other methodologies to select, from this large number of possibilities, those novel candidates that we believe have the highest probability of success. Selected product candidates are then produced and undergo in vitro and/or in vivo validation testing. Although our initial “therapeutics needs (market) driven” approach has resulted in the discovery of a number of novel product candidates in an area of significant industry interest, all of these product candidates are in very early stages of development. Therefore, we cannot predict whether this “therapeutics needs (market) driven” approach will continue to yield product candidates or that any of our existing discoveries or future discoveries will be suitable for final development into therapeutic products. If either the predictive discovery approach in general does not prove to be successful, or this “therapeutics needs (market) driven” approach does not lead to successful product candidates, our business will be significantly harmed.

Our focus on the Pipeline Program has resulted in a substantial increase in activities, certain of which we will undertake for the first time and may result in product candidate failures, or fewer molecules being available for commercialization.

Until recently, our in vitro and in vivo validation studies concluded with disease animal model or drug target expression profile analysis. Upon completion of such activities, or earlier, we initiated our efforts to enter into collaborations for such molecules. This is at an earlier stage than is typical for licensing in the pharmaceutical industry. Pursuant to the Pipeline Program initiated in 2010, and with the increase in our R&D activities, we are both advancing more molecules in parallel, and intend to advance certain molecules further towards pre-clinical activities, with the possibility of selected molecules entering clinical evaluation in the future. This decision to advance further with certain molecules requires the company to undertake certain activities for the first time and may result in product candidate failures during such additional activities, either due to our lack of expertise, unsupportive findings, or lack of an appropriate technology. Furthermore, due to our limited resources, we must choose which Pipeline Program molecules to advance further in pre-clinical development, and in selected cases possibly clinical development in the future. This could result in fewer molecules being available for commercialization, due to our available resources being insufficient to further advance all programs. In addition, if we fail to select the right product candidates to advance further, due to either lack of experience or applying wrong criteria or experimental methodology, the selected candidates may never result in a marketable product. If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

We have limited experience in the development of therapeutic product candidates.

Our experience in the development of therapeutic product candidates is very limited. In order to successfully develop and commercialize therapeutic products, we must either access such expertise via collaborations or service providers, or improve our internal expertise, capabilities and facilities. We may not be able to hire the scientists with the required expertise in a timely manner, if at all, and/or engage any or all of the service providers or other experts that we need in order to do so. If we fail to have available, at the appropriate times, the required experience and expertise for the further development and commercialization of our therapeutic product candidates, we may be unsuccessful in these activities, or these activities may be significantly delayed and as a result our business would be materially harmed.

Our establishment of our own therapeutic mAb research and development capabilities contains a number of risks.

In 2012, we announced that we had established our own therapeutic mAb development capabilities in our U.S. based, wholly owned subsidiary, Compugen USA, Inc., in order to develop mAb therapeutics against the target candidates that we discovered. The establishment of such in-house capabilities contains a number of risks, including, without limitation, the need for additional resources and funding in order to maintain such capabilities or to acquire additional technologies, and the need to identify additional qualified employees and consultants in order to further advance these capabilities. Furthermore, although the scientists we have hired have prior experience with other organizations in the field of therapeutic mAb research and development, we have limited experience as a company in this field and limited experience in managing a site in a different geographic location. Therefore, as a result, if we are unsuccessful in any of these required undertakings, our business could be materially harmed. In addition, the chairperson of Compugen USA, Inc. has additional occupations in the field of mAb discovery, which although not at present directly competitive, could present, in the future, potential conflict of interest issues.

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

We and our collaborators face a number of risks of failure that are inherent in the process of developing and commercializing novel therapeutic products. These risks, which typically result in very high failure rates even for successful biopharma companies, include, among others, the possibility that:

•	our mAb targets will prove to be inappropriate targets for mAb therapeutics;

•	our product candidates will be found to be therapeutically ineffective;

•	our product candidates will be found to be toxic or to have other unacceptable side effects;

•	our product candidates will not show added value compared to competing products;

•	we or our collaborators will fail to receive required regulatory approvals;

•	we will not be able to generate product candidate differentiation between some of our product candidates;

•	we or our collaborators will fail to manufacture our product candidates in the quantity or quality needed for preclinical studies or clinical trials on a large scale and in a cost effective manner;

•	our early stage commercialization efforts may provoke competition by potential partners;

•	the commercialization of our product candidates may infringe third party intellectual property rights;

•	the development, marketing or sale of our product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights;

•
once a product is launched on the market, there will be little or no demand for it for a number of possible reasons, including lack of acceptance by the medical community or by patients, lack of or insufficient coverage and payment by third party payors, or as a result of there being more attractive, less risky or less expensive, products available for the same use; and

•	the product will be withdrawn from the market, or sales limited due to side effects observed in clinical practice

If one or more of these risks or any similar risks should materialize, our business and financial results may be materially harmed.

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

We or our collaborators may be unable to obtain regulatory approval for any product that we or a collaborator may develop.

Any therapeutic product that we or our collaborators may attempt to develop, manufacture or market in the United States will be subject to extensive governmental regulations, including those relating to development, preclinical testing, performance of clinical trials, manufacturing and post-approval commercialization. Preclinical testing, clinical trials and manufacturing, among other activities, will be subjected to an extensive review process before a new therapeutic product may be sold in the United States. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain U.S. Food and Drug Administration, or FDA, approval, and any other approvals for therapeutic products is unpredictable but typically requires several years.

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

Our Pipeline Program is focused on mAbs and protein therapeutics in the fields of oncology and immunology and such therapeutic types can be difficult to manufacture. Should it prove to be difficult to manufacture any therapeutics based on our technologies in sufficient quantities, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

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

If we or any of our collaborators or third-party manufacturers with which we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, we or they could be subject to enforcement actions. These enforcement actions may include:

•	warning letters;

•	recalls, product seizures or medical product safety alerts;

•	data lock, for failure to comply with applicable privacy and data security laws;

•	restrictions on, or prohibitions against, marketing such tests or products;

•	restrictions on importation of such tests or products;

•	suspension of review or refusal to accept or approve new or pending applications;

•	withdrawal of product approvals;

•	injunctions;

•	civil and criminal penalties and fines; or

•	debarment or other exclusions from government programs.

If we or our collaborators become subject to such enforcement actions, these enforcement actions, could affect the ability to successfully develop, market and sell therapeutic products based on our discoveries and could significantly harm our financial status and/or reputation and lead to reduced acceptance of such products by the market.

If we do not comply with laws regulating the use of human tissues or other human biological samples or the conduct of experiments involving animals, our business could be adversely affected.

We use human tissue samples or other human biological samples and conduct experiments involving animals for the purpose of development and validation of our technologies and product candidates. Our access to and use of human tissue samples or other human biological samples and the conduct of experiments involving animals are subject to government regulation in the United States, Israel and elsewhere and may become subject to additional regulation. For example, the Israeli Ministry of Health requires, among other things compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 5740-1980, the Genetic Information Law, 5761-2000, the provisions of the Israel Ministry of Health Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our use of clinical data related to any tissue or other human biological samples must comply with a applicable local, national and international privacy law. Our use of animal models for pre-clinical research must comply with the U.S. Animal Welfare Act, the United States Public Health Service Policy on Humane Care and Use of Laboratory Animals, and applicable state and local laws.Our failure to comply with these or similar regulations could negatively impact our business and results of operations.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development activities involve the use of hazardous materials and chemicals, and we maintain quantities of various flammable and toxic chemicals in our facilities. Although we believe our safety and other procedures for storing, handling and disposing these materials in our facilities comply with applicable governmental regulations and guidelines, the risk to our employees or others of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may incur substantial costs to comply with, these laws and regulations and substantial fines or penalties if we violate any of these laws or regulations.

Risks Related to Our Dependence on Third Parties

We depend significantly on third parties to carry out the development and commercialization of our product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties in the future, our business will likely be materially harmed.

Our primary strategy for the development and commercialization of products based on our product candidates depends on third parties to carry out and/or finance development and commercialization of such products, principally pharmaceutical, and biotechnology companies and other healthcare related organizations. To date, we have entered into one collaboration with Bayer with respect to two programs from our Pipeline Program, and a number of other small collaborations relating to development and commercialization rights with respect to certain of our discovery stage product candidates, and established a JV with Merck-Serono for the discovery and development of biomarkers for the prediction of drug-induced hepatotoxicity. None of the product candidates subject to such agreements have advanced beyond the discovery and early pre-clinical stages or beyond early biomarker development stage and we cannot be sure that any of these agreements will result in the successful development or commercialization of any products. Further, we cannot assure you that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, development and/or commercialization of our product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, our business will likely be materially harmed.

Our dependence on collaboration agreements with third parties presents a number of risks, and if one or more of these risks materialize, our business may be materially harmed.

The risks that we face in connection with our existing collaborations, licenses and other business alliances as well as those that we may enter into in the future include, among others, the following:

•	we may be unable to reach mutually agreeable terms and conditions with respect to potential new collaborations;

•
we may be unable to comply or fully comply with our obligations under collaboration agreements into which we enter, and as a result, we may not generate royalties or milestone payments from such agreements, and our ability to enter into additional agreements may be harmed;

•	our obligations under existing or future collaboration agreements may harm our ability to enter into additional collaboration agreements;

•
our collaborators have significant discretion in electing whether to pursue any of the planned activities and the manner in which it will be done, including the amount and nature of the resources to be devoted to the development and commercialization of our product candidates;

•	our collaborators have significant discretion in terminating the collaborations for scientific, business or other reasons;

•
if our collaborators breach or terminate the agreement with us, the development and commercialization of our product candidates could be adversely affected because at such time we may not have sufficient financial or other resources or capabilities to successfully develop and commercialize these therapeutics on our own or find other partners;

•	our collaborators may fail to design and implement appropriate preclinical and/or clinical trials;

•
our collaborators may fail to manufacture our product candidates needed for either clinical trials or for commercial purposes on a sufficiently large scale , in the required quality and/or in a cost effective manner;

•	our collaborators may fail to develop and market products based on our discoveries due to various regulatory restrictions;

•
our collaborators may fail to develop and market products based on our discoveries prior to the successful marketing of competing products by others or prior to expiry of the patents protecting such products;

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	ownership of the intellectual property generated under or incorporated in our collaborations may be disputed;

•	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able or willing to make;

•	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

•	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration;

•	our collaborators may fail to develop or commercialize successfully any products based on discoveries or product candidates to which they have obtained rights from us; and

•
our collaboration partners may be acquired by, acquire, or merge with, another company, and the resulting entity may have different priorities or competitive products to the collaboration product being developed previously by our partner.

If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.

To date we have entered into only one collaboration agreement with respect to our Pipeline Program candidates, and this agreement with Bayer is subject to many risks. If such agreement is terminated by Bayer, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

In August 2013, we entered into a Research and Development Collaboration and License Agreement with Bayer for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against two novel, Compugen-discovered immune checkpoint regulators – CGEN 15001T and CGEN 15022. This is our first collaboration arrangement for any of our Pipeline Program candidates.

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

Bayer may terminate the agreement, at any time with or without cause either in whole or only with respect to one of the two programs, and in each case also on a product-by-product and/or country-by country basis, upon prior written notice. Upon any termination of the agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and or various payment and royalty obligations in the event of such continuation of the development and commercialization. If significant adverse unforeseen events occur in the Bayer collaboration or the agreement is terminated, in whole or in part, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

Our reliance on third parties for the performance of key research, validation and development activities heightens the risks faced by our business.

We invest significant efforts and resources into outsourcing certain key functions with third parties, including certain research, validation and development activities, manufacturing operations, and others. We do not control the third parties to whom we outsource these functions, but we depend on them to undertake activities and provide results or materials which may be significant to us. If these third parties fail to properly perform these activities, or provide us with incorrect or incomplete results, or fail to produce and/or provide certain materials this could lead to significant delays in the program or even program failure, along with significant additional costs. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations. Additionally we have entered into an agreement to obtain access to a highly diverse human phage display antibody library to generate antibodies against its novel targets for its Pipeline Program. This agreement terminates in June 2015, unless we pay certain renewal fees. In addition, if we fail to comply with the other provisions of this agreement, the third party from which we have obtained license to this library may terminate our rights to use the library, which could harm our business, financial condition or results of operations.

We rely on the services of various third party service providers. If we fail to identify and obtain quality services from such third parties, our discovery, validation and development activities may be harmed.

In carrying out discovery, validation and development activities for our product candidates, we and our partners rely on advice, services and results obtained from various third party service providers, such as contract research organizations, or CROs, contract manufacturing organizations, or CMOs, technology providers, academic institutions and other consultants. This includes, without limitation, production of certain biological reagents and performance of certain in vitro and in vivo validation of our discoveries and product candidates. We do not always independently verify the results obtained by such third parties and in some cases, rely upon the data provided by the third party. If we fail to identify and obtain accurate and quality services technologies and/or data from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may not be able to obtain the required services and/or technologies, in which event we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities or activities, may be significantly harmed or delayed.

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

We have no experience in conducting or managing clinical trials for potential therapeutic products, and rely on third parties to conduct such trials on our behalf. If these third parties are not successful in carrying out their duties our development of potential products may be delayed.

We have no experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product, and we intend to rely on our collaborators or third parties, such as CROs, medical institutions and clinical investigators to perform these functions. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them, or the data that they provide could be rejected, all of which may result in a delay of the affected trial and additional program costs.

We rely on access to public and commercial databases to feed our discovery capabilities, including our individual discovery platforms. If we are denied access to these databases, if the quality of available information is poor, or if the quantity of the available information is insufficient, our operations and business may be harmed.

In the development and validation of our discovery platforms and other tools, as well as in connection with the resulting therapeutic and diagnostic product candidates, we rely on our ability to access and use public and commercially available databases. The quality of our platforms, tools and discoveries is in part dependent on the quality and quantity of the data in these databases. If we are denied access to these databases, if we are granted access to such databases on terms which are not commercially reasonable, if the quality of data available from those databases is poor, or if the quantity of the available information is insufficient, each of which has occurred in the past, our business and our results of operations may be materially harmed.

We rely on access to high-quality biological samples supported by detailed clinical records to conduct parts of our discovery and validation activities. If we fail to identify and purchase or otherwise obtain such samples, if the quality of available biological samples is poor, or if the quantity of the available biological samples is insufficient, which has occurred in the past, our discovery and validation capabilities may be harmed.

In carrying out our discovery and validation of product candidates, we rely on our ability to access and use commercially available biological samples. The quality of our discoveries is in part dependent on the quality and quantity of available biological samples. If we fail to identify and purchase or otherwise obtain such samples for any reason, if the quality of available biological samples is poor, if the samples have not been obtained and made available for secondary use in accordance with applicable law, or if the quantity of the available biological samples is insufficient, which has occurred in the past, our discovery and validation capabilities may be harmed.

Risks Related to Competition and Commercialization

Our business model is at an early stage of implementation and to date has not yielded significant revenues.

The success of our business model relies on providing, through licensing agreements and other forms of collaboration, product candidates for commercialization by third parties, principally pharmaceutical and biotechnology companies. In all cases, our objective is that these collaborations will be “product oriented”, with us having the right to receive fees, research revenues, milestones, royalties and other revenue-sharing payments from products developed and commercialized based on our product candidates. Additionally, our business model includes research and discovery collaborations either aimed at harnessing our infrastructure capabilities towards the partners’ discovery needs, or pursuant to which we can license out our various non-focus specific discoveries of interest. Potential revenue sources in these types of transactions could include fees, research revenues, milestone payments, royalties and other revenue sharing payments. Our commercialization efforts are at an early stage of implementation. To date, we have entered into one collaboration with respect to molecules from our Pipeline Program, established a JV with Merck-Serono for the discovery and development of biomarkers for the prediction of drug-induced hepatotoxicity and have entered into a number of other small collaboration agreements, none of which, other than the Bayer Collaboration, has to date provided significant revenues. There can be no assurance that such agreements will be successful in the future or that we will be able to enter into additional arrangements with respect to other existing or future discoveries. If we are unable to achieve success, primarily by entering into additional license agreements or other collaboration arrangements related to our product candidates, our business will be materially harmed.

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

Additionally, an initial industry trend towards drug combinations in the field of cancer immunotherapy, mainly immune modulating agents such as immune checkpoints, may result in a situation under which our immune checkpoint candidates will serve as a combination product and may therefore be entitled to only a fraction of the anticipated product revenues.

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

The biotechnology and pharmaceutical industries in general, and the immune checkpoints field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate and partner with licensees and/or collaborators to commercialize therapeutic and diagnostic products or product candidates. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent they develop products that have a function similar or identical to the function of our therapeutic product candidates in the fields of oncology and immunology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets, antibodies and Fc fusion proteins in the fields of oncology and immunology. Many of our competitors have one or more of the following:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing diagnostics and therapeutics;

•	more extensive experience in oncology and immunology and in the fields of mAb therapy and fusion protein therapeutics;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

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

In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep these costs down. In general, it is too early to predict specifically what effect these acts and their implementation or any future healthcare reform legislation or policies in the United States or other countries will have on our business, including our ability to set prices for our product candidates which we believe are fair, and therefore our ability to generate revenues and achieve and maintain profitability. Yet, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

Risks Related to our Operations

We may move to new facilities in the fourth quarter of 2015. This move could lead to disruptions in our business operations.

The current lease for our laboratories and headquarters in Tel-Aviv, Israel, expires on December 31, 2015, and we are currently exploring other options including the extension of the current lease, or a relocation of our laboratories and headquarters to new facilities during the fourth quarter of 2015. There is a risk that if we elect to move our laboratories and headquarters and new facilities, this physical move could lead to damage to equipment or other business assets or the loss of important data, or delays that may affect our commitment to our collaborators or delays in achieving our yearly goals or that we could encounter problems with our new facilities.

Such a move also includes, among others, the following risks:

•  unanticipated additional costs connected to such move;

•  employee attrition;

•  delay in the completion of the new facilities;

•  delay in receipt of required approvals and/or permits; and

•  logistical and operational  issues arising from the move.

Any of these factors could disrupt or delay our business operations.

Our operations including research and development are centralized at two sites without significant redundancies. Physical or environmental damages or other reasons making one or both sites non-operational may significantly affect our business

Our company has two major sites, in Tel Aviv, Israel and South San Francisco. Damage to either or both of these sites (or to the new site if we elect to move our headquarters and laboratories) due to natural calamities or other reasons can significantly disrupt our business, delay our business operations, jeopardize our ability to meet contractual obligations or patent prosecution deadlines and result in significant harm to our business.

We may be unable to hire or retain key personnel or sufficiently qualified employees, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and technical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements, they can terminate their employment agreements with us at any time without cause. We cannot be sure that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations. It is difficult to find suitable and highly qualified personnel in certain aspects of our industry.

It can also be difficult for us to find employees with appropriate experience for our business. During the year 2014 we significantly increased our number of employees, and our plans to further increase our R&D budget and activities during the year 2015 will require increased efforts to attract the required personnel with the required expertise and experience. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. Our business may be harmed if we are unable to retain our key personnel, or to attract, integrate or retain other highly qualified personnel in the future.

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data, and if we are unable to do so, our business may be harmed.

We rely heavily on the use and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communication networks and software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers and communication, hardware and software systems as well as our data and third parties’ data. However, these methods may not fully protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy (partially or completely) proprietary information or cause interruptions in our operations. In addition, a party, including an employee or a contractor, who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Some of our proprietary data is maintained in secured cloud services that may also be subject to security breach, including by employees of the cloud services provider. Such publication of proprietary data could materially harm our intellectual property position, thereby seriously harming our competitive position. Such security breaches, if significant, could materially harm our operations and even cause our business to cease.

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

In addition to our operations in Israel, our wholly owned subsidiary, Compugen USA, Inc., operates in South San Francisco, California. We are subject to a number of risks and challenges that specifically relate to these bi-national operations. Our combined operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have a material adverse effect on our business and operating results. These risks include:

•	difficulty managing and coordinating operations in multiple locations, which could adversely affect the progress of our research and development programs and business prospects;

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

We have applied for patents covering therapeutic and diagnostic product candidates as well as aspects of some of our technologies, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. As of February 1, 2015 we had a total of 54 issued and allowed patents, of which 35 are U.S. patents, six are Australian patents, four are Israeli patents, five are European patents, one is Canadian patent and three are Japanese patents. Our issued patents expire between 2020 and 2029. We also have 132 pending patent applications, which as of February 1, 2015, included 24 patent applications that have been filed in the United States, 18 patent applications that have been filed in Europe, 23 patent applications that have been filed in Israel, 11 patent applications that have been filed in Australia, 9 patent applications that have been filed in Canada, 9 patent applications that have been filed in Japan, 5 patent applications that have been filed in India, 5 patent applications that have been filed in China, 3 patent applications that have been filed in Brazil, 3 patent applications that have been filed in Korea, 3 patent applications that have been filed in New Zealand, 3 patent applications that have been filed in the Russian Federation, 3 patent applications that have been filed in Singapore, 3 patent applications that have been filed in Mexico, 3 patent applications that have been filed in South Africa, 3 patent applications that have been filed in Hong Kong, two patent applications that have been filed in Egypt and two applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early stage business model, we may be required to seek patent protection at a very early stage. This may cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us.

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

•
in view of the finite number of human proteins, we face competition from other biotechnology and pharmaceutical companies who have already sought patent protection relating to proteins and protein based products, as well as therapeutic and diagnostic antibodies specifically binding these proteins, and their utility based discoveries that we may intend to develop and commercialize; such prior patents may negatively affect our ability to obtain protein-based and antibody-based patents, may hinder our ability to obtain sufficiently broad patent claims for our inventions, and/or may limit our freedom to operate;

•	publication of gene and gene products data by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

•	even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from using our patented inventions;

•	even if we succeed in obtaining patent protection, we may face FTO issues;

•	even if we succeed in obtaining patent protection, our patents could be partially or wholly invalidated, including by our competitors;

•	there are significant costs that may need to be incurred in registering and filing patents;

•	our data may support others in strengthening their patents;

•
seeking patent protection at an early stage may prevent us from providing comprehensive data supporting the patent claims and may prevent allowance of the patent or limit the scope of patent coverage; and

•
we may not be able to supply data to support our patents, on time or by the required quality, in order to support our patent positions and this may harm our ability to get appropriate protection or protection at all.

The U.S. Supreme Court, or the Court, has also issued decisions for which the full impact is not yet understood. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc. the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The USPTO Examination Guidelines, issued in March 2014, introduced new procedure for determining subject matter eligibility of claims post Myriad, and they include specific questions and factors that weigh against or for patent eligibility of other isolated natural products. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision has created uncertainty around the ability to patent certain biomarker-related method patents. In the recent decision in Abbvie Deutschland v. Janssen Biotech and Centorcor Biologics, Fed. Cir. July 1, 2014, the jury found both Abbvie’s patents on fully humanized antibodies to IL-12 invalid as failing the written description requirement. There are no clear rules regarding the number of species that must be disclosed to describe a genus claim, as this number necessarily changes with each invention, and it changes with progress in the field. Although it is well-settled that the written description requirement does not require actual reduction to practice of the representative species, a patentee must provide a clear correlation between common structural elements and function across the whole genus. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business.

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

In 2011, the United States passed comprehensive patent reform laws in the “America Invents Act,” or the “Act.” These changes may affect our ability to obtain and enforce patents in a number of ways. First, the Act provides for a period of ex parte post-grant review with expanded grounds for challenging validity of a patent for nine months after grant of a patent. If the validity of one of our U.S. patents is successfully challenged, some or all of the claims may be invalidated, such that we could not enforce the patent and hence may not be able to protect one or more of our therapeutic product candidates. Other countries may also pass legislative changes to their patent laws which could materially affect – and even invalidate – one or more of our already filed patent applications, or even granted patents.

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

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee due to and during his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights or waiver of such rights by employer. The Patent Law also provides that if there is no agreement with respect to whether the employee is entitled to remuneration for his or her service invention, to what extent and under what conditions, such entitlement and terms shall be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law. Recent decisions by the Committee and Israeli courts have created some uncertainty in this area. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our headquarters and part of our research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. Future armed conflicts or political instability in the region, as recently seen in Egypt, Syria and other neighboring countries, may negatively affect business conditions and adversely affect our results of operations. In addition, Iran has threatened to attack Israel and is suspected of developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region. These situations may potentially escalate in the future and turn violent which could affect Israel and us.

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

There is a risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce or are held for the production of passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2014. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2015. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Our results of operations may be adversely affected by the devaluation of the dollar against the New Israeli Shekel.

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to the risk that if the U.S. dollar devaluates against the NIS, our NIS denominated expenses will be greater than anticipated when reported in U.S. dollars. The U.S. Dollar devaluated against the NIS (by 2.3% and 7.0% in 2012 and 2013, respectively) and in 2014 the U.S. Dollar appreciated against the NIS by 12% and, as a result, our NIS denominated expenses were affected by these fluctuations. Inflation in Israel may compound the adverse impact of any devaluation by further increasing the amount of our Israeli expenses. We entered into foreign currency derivative contracts to hedge a portion of our anticipated NIS payroll and certain operation expenses. For more information, see Note 2u of our 2014 consolidated financial statements. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation (1.6% and 1.8% in 2012 and 2013, respectively) and in 2014 deflation of 0.2%, has not had a material adverse effect on our financial condition during 2012, 2013 or 2014.

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

It may be difficult to obtain, within the United States, service of process upon us, since we are incorporated in Israel, and upon our directors and officers and our Israeli auditors, almost all of whom reside outside the United States. In addition, because substantially all of Compugen Ltd.'s assets and almost all of Compugen Ltd.'s directors and officers are located outside the United States, it may be difficult to enforce a judgment obtained in the United States against us or any of our directors and officers in United States or Israeli courts, including a judgment, based on the civil liability provisions of the U.S. federal securities laws. Also, it may be difficult to enforce civil liabilities under U.S. federal securities laws or to assert original actions instituted in Israel under such U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Furthermore, under the R&D Law, to which we are subject due to our receipt of grants from the OCS, a recipient of OCS grants such as us must report to the applicable authority of the OCS any change in the holding of the means of control of our Company as a result of which any non-Israeli citizen or resident or a non-Israeli entity becomes an interested party in our Company and the consideration available to our Shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

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

We have received research and development grants from the OCS. Therefore, even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the R&D Law. The transfer to third parties of know-how or technologies developed under the programs submitted to the OCS and as to which we received the grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the consent of the OCS, and may require certain payments to the OCS. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how, they may prevent us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

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

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. For example, under NASDAQ’s rules a company traded on the NASDAQ market is required to select director nominees either by independent directors constituting a majority of the board of directors or by a nominations committee comprised solely of independent directors. Under Israeli law, there is no such requirement to have an independent nominating committee or to have the independent directors of a company select (or recommend for selection) director nominees. Consistent with Israeli law, we have elected that our Board of Directors handle this process. We are also not required to adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer. In addition, pursuant to Israeli law, we seek Shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), which are different from the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635. For a description of certain transactions requiring shareholder approval under the Companies Law see “Item 10. Additional Information — B. Memorandum and Articles of Association — Conflict of interest”. Furthermore, consistent with Israeli law, generally a quorum for an adjourned general meeting of Shareholders of the Company, is any two Shareholders present in person, by proxy or by proxy card at such meeting. As such, the quorum requirements for an adjourned meeting are different from the NASDAQ requirement that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Your rights and responsibilities as a Shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association which we refer to as our “Articles”, and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on the following: amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or other Office Holder (as such term is defined in the Companies Law, see “Item 6 - Directors, Senior Management and Employees – B. Compensation - Approval Required for Directors’”) in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our Ordinary Shares

Sales under our existing shelf registration statement will dilute existing Shareholders.

On January 7, 2013, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $100 million (“the 2013 Shelf Registration”). This registration statement was declared effective by the SEC on January 16, 2013. Pursuant to this registration statement on March 5, 2014 we closed an underwritten public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, at a price to the public of $10.50 per share. Gross proceeds to us from this offering were approximately $72.5 million before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently have approximately $27.5 million of securities remaining available for offering under the 2013 Shelf Registration. On August 26, 2014, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units comprising any combination of these securities having an aggregate offering price of up to $200 million (“the 2014 Shelf Registration”). This registration statement was declared effective by the SEC on September 4, 2014. As of March 1, 2015 no securities have been issued pursuant to the 2014 Shelf Registration. While there is no assurance that we will sell any shares, including shares underlying securities convertible into, exchangeable for, exercisable for shares, under this shelf registration statement, any such sales in the future may result in dilution to existing Shareholders. In addition, we may seek additional capital by selling shares or other securities under these shelf registration statements due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

During the calendar years 2013 and 2014, our stock price on NASDAQ has traded from a low of $4.56 to a high of $14.32 and trading volume is volatile from time to time. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global macroeconomic developments;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	achievement or denial of regulatory approvals by us or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	developments concerning proprietary rights, including patents;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	delay or failure by us or our partners in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts;

•	changes in senior management or the board of directors;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations;

•	our ability (or lack thereof) to show and accurately predict revenues; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is Compugen Ltd. We were incorporated on February 10, 1993 as an Israeli corporation. The legislative framework under which Compugen Ltd. operates is the Companies Law, which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended. Our principal offices are located at 72 Pinchas Rosen Street, Tel Aviv 6951294, Israel, and our telephone number is +972-3-765-8585. Our primary Internet address is www.cgen.com. None of the information on our website is incorporated by reference into this annual report.

We have a wholly owned subsidiary, Compugen USA, Inc., which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2014, 2013 and 2012, our capital expenditures were  $2.2 million, $328,000, and $1.1 million,  respectively, and for the year 2014 were spent primarily on laboratory equipment, general computer software and hardware. We have no current significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Overview

Compugen is a leading drug discovery company focused on the discovery and development of monoclonal antibodies (mAbs) and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. We utilize a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then experimentally validated. Beginning in late 2010, we established the Pipeline Program, consisting of targets and product candidates for applications in oncology and immunology, based largely on novel immune checkpoint regulator candidates discovered by us during our first focused discovery program. The discovery and development of mAb therapeutic candidates against selected Compugen-discovered novel target candidates is performed at our wholly-owned U.S. subsidiary located in South San Francisco. Our business model includes entering into collaborations covering the further development and commercialization of product candidates at various stages from our Pipeline Program and various forms of research and discovery agreements, in both cases potentially providing us with milestones, royalties and other forms of revenue sharing payments.

Predictive Discovery Infrastructure: Our continuously growing discovery infrastructure, established over more than a decade of pioneering research with respect to predictive modelling of biological phenomena, consists of a multi-dimensional platform integrating proprietary scientific understandings and predictive models, algorithms, machine learning systems and other computational biology capabilities. Unlike traditional experimentally based discovery methodologies, our predictive methodology typically results in multiple novel candidates from each discovery effort, for example our first focused discovery program resulted in the discovery of 11 potential B7/CD28- like checkpoint protein candidates.

Initial Fields of Focus: Oncology and immunology are both areas of complex and challenging diseases with significant unmet medical needs. Therefore, these are areas of high industry interest with numerous efforts to identify novel therapeutic solutions. Our science-driven predictive capabilities are well suited for the identification of novel therapeutic candidates for these complex, multi-factorial and challenging therapeutic fields. During 2013 and 2014, we further focused our activities to be mainly in the field of immuno-oncology, an area of high medical promise and industry interest.

The Pipeline Program: In order to leverage our capability to predict multiple novel drug targets with each discovery effort, we established our Pipeline Program to allow the parallel validation and early development of multiple product candidates. Our Pipeline Program currently consists of drug targets and therapeutic product candidates at various stages ranging from target validation to pre-clinical studies in the fields of oncology and immunology, with a primary focus on immuno-oncology. The aim of the Pipeline Program is to advance the validation of Compugen-discovered mAb target candidates to generate therapeutic mAbs against such targets, or Fc fusion proteins derived from these target candidates and to further advance selected therapeutic candidates beyond their animal proof of concept stage. The newly discovered candidates enter the Pipeline Program when they begin experimental evaluation following their in silico prediction and selection. mAb target candidates undergo various experimental validation studies to confirm their therapeutic potential. The experimental validation studies are conducted at our facilities, or at external expert laboratories, selected specifically for each relevant field. This is followed by the generation of a therapeutic mAb to be used for in vitro and in vivo proof of concept studies in disease animal models. Therapeutic mAb candidates, either humanized or fully-human, then enter the stage of lead candidate selection and optimization, with a final lead to be advanced to investigational new drug application (IND) enabling studies. For specific mAb therapeutic candidates we intend to continue development into early clinical development. With respect to therapeutic protein product candidates that have either been or will be successfully validated in vitro, these candidates are further advanced to in vivo proof of concept studies in disease animal models and to mechanism of action studies to explore their novel biology.

Pipeline Program

Overview

During 2010, we integrated our approach to drug target and drug discovery, moving from a “technology driven” individual platform based methodology to a “therapeutics needs (market) driven” approach. In this “therapeutics needs (market) driven” approach, we harness all of our relevant discovery platforms, systems and tools towards a selected unmet need in order to predict and validate novel candidates that we believe have the highest potential to be successful first-in-class drug candidates to address that particular need. In late 2010, we initiated our Pipeline Program, pursuant to which we have both (i) accelerated the number of predicted and selected product candidates being evaluated by us, primarily in our fields of focus, and (ii) taken certain product candidates further beyond their proof of concept into preclinical activities, and in selected cases, assuming continued preclinical success, we intend to take them into early clinical development. However, in view of the large number of early stage product candidates in our Pipeline Program, we expect that the majority will be pursued under collaborative and/or licensing arrangements of different types with third parties.

Our first focused discovery program under this therapeutics needs (market) driven approach was directed towards the discovery of novel members of the immune checkpoint regulators family of proteins, initially specifically focusing on B7/CD28 co-stimulatory/co-inhibitory proteins, which are of high interest to the industry and have therapeutic potential in both cancer and autoimmune diseases. As a result of this successful discovery effort, the primary focus of our Pipeline Program is mAb therapeutics targeting these potential B7/CD28 like checkpoint candidates for cancer immunotherapy, and to a lesser degree, protein therapeutics for autoimmune diseases based on these novel checkpoint candidates.

Our initial results in identifying potential B7/CD28-like immune checkpoint candidates and the high industry interest in this class of proteins, led us to expand our discovery efforts during 2013 and 2014 to the identification of additional sets of immunomodulatory proteins beyond this family.  By extending our predictive discovery capabilities for immunotherapy, we developed a methodology designed to discover immunomodulators distinct from B7/CD28-like proteins by which we predicted four such potential target candidates.  During 2014, we demonstrated successful initial experimental results for one of these novel immunomodulatory candidates that had been predicted in silico. The other three candidates are in testing.  In addition, during 2013 we successfully undertook our second focused discovery effort in the area of targets for Antibody Drug Conjugate or ADC Technology, and during 2014 demonstrated positive initial experimental results for the first two of five in silico predicted targets for ADC cancer therapy.

First Focused Discovery Program – Immune Checkpoints

Oncology and Immunology are two medical fields with significant unmet medical needs. Biologics have revolutionized patients’ treatment in these areas and have gained substantial commercial success. Compugen has therefore elected these areas as its initial areas of focus for its broadly applicable predictive capabilities. These therapeutic areas continue to grow. The top three best-selling drugs during 2013 were biologics, all indicated for the treatment of arthritis, and include Humira (adalimumab), Remicade (infliximab) and Rituxan/MabThera (rituximab). Biologics to treat cancer represented three of the top eight best-sellers in 2013, and included Rituxan, Herceptin and Avastin. Six of the top eight blockbuster biologicals are antibodies. The anti-TNF antibody Humira (adalimumab) is the top selling single brand of a recombinant biological with 2014 sales of $12.5 billion.

Modulation of the immune system has shown clinical success in several therapeutic applications, such as treating various types of cancer, inhibiting autoimmune diseases and prolonging graft survival in organ transplant recipients. This initial clinical significance is the basis for the increasing interest in the discovery and development of immunomodulators for therapeutic uses, and the rationale behind Compugen’s first therapeutic needs driven efforts: the identification of novel immune checkpoint protein candidates that can serve as targets for therapeutic mAb discovery or be engineered to produce therapeutic protein candidates. Data presented at the American Society of Clinical Oncology (ASCO) on checkpoint inhibitors for immuno-oncology is continuing to excite the industry, proposing a paradigm shift in cancer therapy, with excellent promise for patients’ long-term survival, though still only for a fraction of the patients. Despite the impressive efficacy observed with current immune checkpoint strategies, there still remains a significant unmet need to be addressed, e.g., by novel immune checkpoints.

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

Immune checkpoints also play critical roles in cancer development as they are "highjacked" by tumors to block the ability of the immune system to destroy the tumor (“immune resistance”). Therapeutic blockade of immune checkpoints can boost anti-tumor immunity, enabling the patient’s immune system to recognize and attack the tumor cells, and mount durable anti-tumor responses and tumor destruction. Immune checkpoints have emerged as potential "game changers" and promising targets for cancer immunotherapy. Clinical studies employing mAb blockade of immune checkpoints, such as PD-1 and CTLA4, have shown durable responses. Antibodies targeting immune checkpoints have been thus termed “the next frontier" in the treatment of cancer and some refer to this approach as ‘the beginning of the end of cancer’ and even start talking about ‘cancer cure’. Cancer immunotherapy was selected by Science magazine as the Breakthrough of the Year 2013. It also came into high focus of the investment community, with multiple analyses, conferences, articles in leading business journals, and investments in new companies. Industry analysts estimate that the cancer immunotherapy market has a significant potential and annual sales’ projections of some of these analysts range between $28 billion and $35 billion.

There are currently three therapies approved for the treatment of cancer that target immune checkpoint proteins. Yervoy®, an antibody treatment targeting CTLA-4, was approved by the FDA in 2011 and registered 2013 sales of $960 million dollars, representing an increase of 36% over 2012 sales. In September 2014, Keytruda®, an antibody therapy targeting PD-1, received accelerated approval from the FDA for the treatment of advanced melanoma. This was followed by the approval in December 2014 of Opdivo®, an antibody therapy targeting PD-1, for the treatment of advanced melanoma. These therapies, along with many additional immune checkpoint targeting programs, are currently in advanced clinical trials in cancer indications with significant unmet need including: non-small-cell lung carcinoma (NSCLC), bladder cancer, head and neck cancer and renal cell carcinoma.

Discovery of novel immune checkpoints for oncology and immunology: A key Compugen established capability in this field was the development and use of our Protein Family Members Discovery Platform for the discovery of novel protein members belonging to various known and clinically important protein families. This discovery platform incorporates two key Compugen proprietary infrastructure capabilities: LEADS and MED (described in more detail below). Specialized algorithms designed for identification of the unique characteristics of specific protein families, utilizing LEADS and MED, analyze the entire proteome to search for novel proteins belonging to a desired family. This platform concept was initially developed for the identification of novel immunomodulators which can serve as protein therapeutics for various pathological conditions, and more specifically, the B7/CD28 protein family of costimulators/coinhibitors. The reason we focused initially on this protein family is that B7/CD28 proteins are known to play key roles in regulating immune responses and serve as immune checkpoints. Also, there is a very low homology between these family members, which we believed we could overcome by using our unique approach. We believe new proteins of this family could have significant therapeutic potential in many pathological conditions, including oncology, infectious disease, and autoimmune diseases. Applying the Protein Family Members Discovery Platform resulted in the identification of 11 putative immune checkpoint B7/CD28-like protein candidates. The total number of B7-like immune checkpoint candidates, discovered to date by us is eleven, among those that we have disclosed are CGEN-15001T, CGEN-15022, CGEN-15049, CGEN-15027 CGEN-15052, and CGEN-15092.

In order to discover the immunomodulators distinct from B7/CD28-like proteins, we used a new discovery capability that incorporates the predictive modeling of two distinct biological phenomena related to the role of the immune system that are conceptually different from those employed in the discovery of Compugen’s B7/CD28-like candidates. The first biological phenomenon that was modeled exploits the interplay between the immune system and intruding pathogens. As a result of such interplay, some immune proteins tend to evolve differently from non-immune related ones. We devised an evolutionary model to detect such potential immune proteins, and this predictive algorithm was incorporated into our discovery infrastructure and integrated with our existing tools for the discovery of target candidates for cancer immunotherapy.

The second biological phenomenon was modeled on the biology of tumor-associated macrophages (TAMs).  TAMs are an important component of the tumor microenvironment and play a major role in creating the immunosuppressive environment that enables tumor development. Proteins having the potential to modulate the tumor microenvironment may serve as potential targets for cancer immunotherapy. The modeling of this second biological phenomenon relies heavily on our MED Platform, which was employed to predict proteins that may play a role in the biology TAMs.

Target characterization and validation and therapeutic discovery and development of our immune checkpoint candidates:

During 2014 we enhanced our target characterization and validation infrastructure, as well as our therapeutic discovery and development efforts, in order to be able to advance multiple immune checkpoint candidates in our Pipeline Program.  We added personnel, equipment, new experimental systems and technologies to increase expertise and workload throughput. Furthermore, in addition to our internal expansion efforts, we entered into new or expanded agreements with leading contract research organizations and academic research centers.

In December 2014, we signed a multi-year research collaboration with Johns Hopkins University, School of Medicine, under the direction of Prof. Drew Pardoll and Dr. Charles Drake. Prof. Pardoll and Dr. Drake, members of Compugen’s Scientific Advisory Board, are pioneers in the field of immuno-oncology. The collaboration will focus on further evaluation of selected novel B7/CD28-like immune checkpoint candidates discovered by us for the potential treatment of cancer. This evaluation will include the candidates’ differentiation profile with respect to known checkpoints and their potential to serve either for monotherapy or in combination with other cancer treatments. This collaborative research will expand our ongoing assessment of the biology and mechanism of actions of our novel B7/CD28-like immune checkpoint candidates, and provide access to the world-class immuno-oncology research tools and expertise at Johns Hopkins University.

Immune checkpoint target candidates:

Our first validated target, CGEN-15001T, is expressed on numerous types of solid cancers and hematological malignancies, such as prostate cancer, melanoma, Hodgkin's lymphoma and Non-Hodgkin's lymphoma. A second target, CGEN-15022, is expressed in numerous types of epithelial cancers with significant unmet clinical needs, such as liver, colorectal, lung and ovarian cancers. The different expression profiles of CGEN-15022 and CGEN-15001T not only provide important differentiating characteristics between these two novel targets, but also offer promising potential to utilize these proteins as mAb targets to treat a broad set of key cancer indications with significant unmet medical needs. In August 2013, we signed a research and discovery collaboration and license agreement with Bayer for the development and commercialization of antibody-based therapeutics for cancer immunotherapy against CGEN-15001T and CGEN-15022.

In September 2013, we disclosed experimental data for CGEN-15049, a novel immune checkpoint target candidate. This experimental data demonstrated CGEN-15049's expression in a wide variety of cancers and its functional effects on the activities of different types of immune cells that play critical roles in the immune system's response against the tumor. In October 2014, we disclosed additional results from studies further confirming CGEN-15049 as a promising target candidate for cancer immunotherapy. These studies evaluated the function of CGEN-15049 on immune cells derived from the tumor environment of melanoma patients, and in these experimental studies, CGEN-15049 continued to demonstrate the potential to inhibit the immune system’s ability to attack cancer cells. More specifically, these studies have shown that overexpression of CGEN-15049 in human melanoma cells inhibits the activity of tumor antigen-specific cytotoxic T cells (CTLs) derived from melanoma patients’ tumors. These effector immune cells, also referred to as tumor infiltrating lymphocytes (TILs), infiltrate tumors and are known to play a major role in anti-tumor immune responses. The results suggest that CGEN-15049 may inhibit the activity of the immune system in the tumor microenvironment through its impact on TILs, which would otherwise fight the tumor. Additionally, initial experimental data from a mouse tumor model further support expression of CGEN-15049 on suppressive immune cells within the tumor microenvironment. Together with the previously reported expression on a wide variety of cancers, and combined with the immunomodulatory activity of CGEN-15049 on immune cells involved in tumor progression, these data support a potential role for this drug target in suppressing anti-tumor immune responses. Therefore, blockade of CGEN-15049 activity by mAb therapy has the potential to result in the stimulation of an anti-tumor immune response, leading to tumor elimination. Based on the experimental results to date, CGEN-15049, is being advanced in our Pipeline Program, with ongoing therapeutic antibody development activities against this novel target.

In June 2014, we disclosed promising experimental results for CGEN-15052, a novel immune checkpoint target candidate, which demonstrated in several experimental settings robust inhibition of T cell activation, both as a membrane protein and as an Fc fusion protein. Initial testing of human cancer tissue samples with a polyclonal antibody indicated that CGEN-15052 is expressed in multiple epithelial cancers, with particularly high expression in lung cancer samples. We believe these positive findings support CGEN-15052’s involvement in tumor immunology and its potential as a target for cancer immunotherapy.

In October 2014, we disclosed successful experimental data for CGEN-15027, a novel immune checkpoint target candidate. The experimental results disclosed include the checkpoint target expression in the cancer microenvironment, both on cancer cells derived from lung, breast, and liver cancer patients, and on tumor infiltrating immune cells. In addition, the disclosed data demonstrate CGEN-15027’s inhibitory effect on cancer-specific immune cells. These results suggest that CGEN-15027 has strong potential to serve as a target for mAb cancer therapy with a mechanism of action that is potentially distinct from previously-disclosed Compugen checkpoint target candidates.

The immune checkpoint mAb targets’ respective fusion proteins were genetically engineered as recombinant proteins consisting of the extracellular region of the immune checkpoint membrane proteins fused to an Fc antibody domain. CGEN-15001 was the first of these predicted candidates to undergo extensive in vitro and in vivo validation, demonstrating robust efficacy in animal models of multiple sclerosis and rheumatoid arthritis, pointing to its therapeutic potential for treatment of multiple autoimmune diseases. Data for additional proteins demonstrating beneficial effects in animal models of autoimmune diseases was later disclosed, such as for CGEN-15021, CGEN-15091, CGEN-15031 and CGEN-15051. In 2013, we disclosed additional results for CGEN-15001 in disease animal models of type 1 diabetes and psoriasis. In addition, we disclosed in 2013 that CGEN-15001 was highly effective in preventing graft rejection in a bone marrow transplantation animal model, suggesting that this drug candidate acts through an induction of immune tolerance. In comparison to current therapeutic approaches that generally suppress the immune system, tolerance induction would provide a sustained resolution of the disease without compromising the immune system’s capacity to fight infections and malignancies. In 2014, we have significantly expanded our activities in the field of immuno-oncology and committed a higher portion of our resources to oncology rather than immunology. During this year, within the field of immunology we focused on CGEN-15001 in further elucidating its unique mechanism of action and in studying its translational potential using biological samples from autoimmune patients.  We announced and presented experimental results supporting CGEN-15001’s induction of long-term autoimmune disease remission in disease animal models. We have further presented animal model data indicating that the durable therapeutic response to CGEN-15001 treatment is potentially maintained via regulatory T cells (Tregs), a type of immune cells known to play critical roles in the maintenance of immune tolerance.

Second Focused Discovery Program – Targets for Antibody Drug Conjugate Technology

Antibody-drug conjugate (ADC) cancer therapy destroys cancer cells by delivering high-potency cytotoxic agents, called the payload, directly to the cancer cells. The principle underlying ADC therapy is to impact only the cancer cells by linking the cytotoxic agent payload to an antibody or antibody fragment that specifically binds to a protein that is present on cancer cells and expressed at lower levels in healthy cells. When administered to the patient, the antibody with the payload specifically targets this protein, and is internalized into the cells, where the toxic payload is released and activated. Thus, unlike traditional chemotherapies, ADCs are designed to specifically destroy only cells displaying the cancer target protein. ADCs against a number of targets, both in solid and hematologic tumors, have already demonstrated clinical success, with two ADC products gaining FDA approval since 2011.

Fueled by the success of recent FDA approvals, ADC cancer therapy is an area of increased focus and activity and there are approximately 40 ADCs currently in clinical testing. ADC therapeutics generated over $500 million of sales in 2013 and the ADC market is forecast to grow to $10.4 billion dollars by 2024 (Roots Analysis 2014). Additionally, in recent years the ADC field has been characterized by a very active partnering landscape amongst pharmaceutical and biotech companies, signifying the high unmet clinical need in cancer treatment and the high level of interest in developing novel ADC therapies.

Arming antibodies or antibody fragments with cytotoxic agents can be viewed as a means of enhancing tumor cell killing while sparing normal cells. ADCs represent a potential approach to enhance the efficacy of mAbs, by harnessing the mAb specificity to target the delivery of a cytotoxic agent to the tumor. Cancer therapy through ADCs addresses an area of high unmet medical need and is of great interest to the pharma industry. The lack of suitable ADC targets with superior characteristics compared to the known ones is a major challenge, which provides an opportunity for Compugen to serve as a key source of such potential targets.

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

The initial results from our second focused in silico discovery program were announced at the end of 2013 with the predictive discovery and selection of five potential candidate targets for ADC cancer therapy. In January 2015, we announced that two of the five in silico predicted targets for ADC cancer therapy demonstrate low expression levels in normal critical tissues, such as heart and liver, and higher expression in multiple cancer types, such as colorectal and prostate cancers, for which there is high unmet medical need. These results suggest that these two target candidates may serve for the development of ADC therapy in oncology. Initial validation of the remaining three candidates, and further testing of these two candidates, is ongoing. It is expected that a therapeutic antibody discovery program against a selected ADC target will commence later during the year 2015.

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

Although significant progress has been made in recent years in mAb therapeutics, numerous challenges still remain. One of the main challenges in this extremely promising field is the identification of novel targets for mAb therapy. To this end, we have developed several proprietary target discovery platforms through focusing and integrating of various aspects of our unique predictive discovery capabilities to identify novel drug targets for mAb therapies.

The Pipeline Program consists of mAb targets discovered by using our predictive discovery methodologies. While our computational capabilities can enable target discovery in any number of areas, we have focused our antibody pipeline efforts on two main target classes: immune checkpoints and targets for ADC technology. Immune checkpoint target candidates disclosed by Compugen include CGEN-15001T, CGEN-15022, CGEN-15049, CGEN-15027, CGEN-15092 and CGEN-15052. These targets have shown initial successful biological validation. Additional undisclosed immune checkpoint candidates are undergoing target validation.

Compugen has secured access to a highly diverse human phage display antibody library to generate antibodies against its novel targets for its Pipeline Program. We are using this library to screen for antibodies that bind to a given target with high specificity and affinity. Those antibodies are then tested for desired activities, such as the ability to stimulate anti-tumor immune response, or induce tumor cell killing when coupled with a toxin. Lead candidates are to be selected based on in vitro activity or efficacy in animal-based tumor studies, to be further advanced towards clinical development.

In additional to phage display technologies, we also use traditional hybridoma approaches for antibody discovery.  This is done in specific cases to broaden the diversity of candidate antibodies for a given program, and to take advantage of the natural evolution of antibody affinity that occurs following immunization of an animal. All hybridoma efforts are carried out through select contract research organizations (CROs) who have a dedicated expertise in this area.

Antibodies for Antibody Drug Conjugate Technology

We have a number of potential ADC targets that will serve as the basis for future antibody development programs. Additionally, antibody development efforts have been initiated against a protein previously discovered by Compugen that demonstrates desired ADC target features. Antibodies that bind specifically to the target are tested for their ability to internalize following binding on the cell surface, and cell killing is assessed using commercially available reagents commonly used for in vitro ADC testing. For proof of concept testing in animal models, future candidate antibodies will be conjugated with linkers and toxins that are widely used and well defined in the industry, and used to treat mice bearing tumors that express the target on the cell surface. Lead candidates will be chosen based on their ability to induce tumor destruction, together with biophysical properties that are consistent with use in a therapeutic setting.

Therapeutic Proteins for Immunology in the Pipeline Program

Therapeutic proteins are large biological molecules usually produced by recombinant technologies. Therapeutic proteins are clinically used to treat a wide range of diseases including cancer, autoimmune diseases, infectious diseases, blood-related disorders and others. Potential therapeutic proteins for immunology disclosed by Compugen include CGEN-15001, CGEN-15021, CGEN-15091, CGEN-15031 and CGEN-15051. These are based on novel B7/CD28-like immune checkpoint candidates discovered using the Company’s Protein Family Members Discovery Platform. These therapeutic protein candidates were created by fusing the extracellular domain of the newly discovered immune checkpoints to an Fc fragment of an antibody. This class of therapeutic proteins, known as Fc fusion proteins, has achieved significant clinical and commercial success as exemplified by the anti-rheumatic biologics ENBREL® (etanercept) with sales of about $8.89 billion in 2013, and ORENCIA® (abatacept) with about $1.4 billion in sales in 2013. The therapeutic potential of Compugen’s Fc fusion drug candidates for immunology was demonstrated in animal models of autoimmune diseases. CGEN-15001, Compugen’s leading Fc fusion program and the current Fc fusion therapeutics focus of the company, was successfully tested in disease models of multiple sclerosis, rheumatoid arthritis, psoriasis, type 1 diabetes and bone marrow transplantation. In these disease models, CGEN-15001 provided sustained long-term therapeutic effect and showed immune tolerance induction in the transplantation model. The promise of this class of therapeutic candidates based on immune checkpoints is to potentially affect immunological processes underlying autoimmunity, thereby potentially providing long-term therapeutic solutions for patients.

Our Discovery Infrastructure

Our proprietary underlying and growing predictive discovery infrastructure has been shown to be applicable for the discovery of product candidates in multiple therapeutic and diagnostic areas. This infrastructure incorporates predictive understandings of numerous biological phenomena at the molecular level. These predictive understandings were obtained during a decade-long and ongoing research effort at Compugen and are based on the integration and sophisticated analyses of large amounts of data of various types, such as genetic, molecular, structural, clinical, biological pathways and others. This effort is performed on an ongoing basis by an experienced multidisciplinary research team of scientists, who on average have been employed by Compugen Ltd. for approximately 7.5 years and over time have generated more than 70 peer reviewed publications of certain of our findings and capabilities in scientific journals.

A key aspect of our capabilities is the increasing set of building block algorithms and other proprietary technologies for the accurate integration of the enormous amount of data from different sources, which form the basis for our infrastructures, such as our core discovery infrastructure platforms, LEADS, MED and NexGen as described below. This has resulted in the ability to utilize this discovery infrastructure to provide output in the form of meaningful biological information, in addition to continuing the development and enhancement of the infrastructure itself. A further requirement of our discovery capabilities is the development of a set of query algorithms specifically designed for the prediction and selection of molecules that should address specific areas or needs. Such query algorithms are different for each of our growing list of individual discovery capabilities.

Following the prediction and selection of potential product candidates through use of this infrastructure, which is accomplished entirely by computer, the resulting predicted candidates are validated utilizing well-accepted laboratory experimental procedures, which in addition to providing validation of the candidates, also provide key information for further refining the query algorithms and other aspects of the infrastructure. For example, during 2014 we predicted two additional B7/CD28-like immune checkpoint candidates, increasing the total number of such Compugen-discovered candidates to 11, through the utilization of the same predictive models and algorithms that led to the identification of nine novel candidates in our earlier discovery efforts, but following enhancement of these models and algorithms through incorporation of additional information obtained from such earlier efforts.

Infrastructure Platforms

An important aspect of our infrastructure development efforts was the creation of our three key infrastructure platforms, LEADS, MED and NexGen, which integrate our scientific understandings and predictive models. These infrastructure platforms serve as key components first in the development of our individual discovery platforms described in the following section, and then in allowing us to approach unmet clinical needs through their integrated use with the discovery platforms and other computational systems and tools developed by us.

LEADS provides a comprehensive in silico view of the human transcriptome, proteome, and peptidome and serves as a rich infrastructure for the discovery of novel genes, transcripts and proteins. This was the first infrastructure platform developed by us and it has been enhanced and improved for over a decade. LEADS provides precise gene, transcript, protein and peptide prediction through modeling of various biological phenomena such as alternative splicing, antisense, fusion gene, RNA editing and polymorphisms. LEADS serves as a rich and accurate database of thousands of proprietary and novel genes and proteins. The infrastructure is based on mapping of messenger RNAs, or mRNAs, and expressed sequence tags (ESTs) to the genome, followed by clustering of the sequences and assembly of the gene structure and all possible mRNA transcripts and resulting proteins, through a multistep predictive analysis process. LEADS includes proprietary algorithms developed at Compugen and public and proprietary input data. This combination of proprietary algorithm tools and data, public and proprietary, allows us to identify previously unknown proteins and transcripts.

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

NexGen is designed to allow the incorporation into our infrastructure and integrated analysis of Next Generation Sequencing data which is now beginning to be generated worldwide through RNA-Seq methodology. RNA-Seq is a new and powerful ultra-high throughput approach to provide raw data for transcriptome analysis and expression profiling. Although this new approach provides a massive amount of data in the form of very short partial transcript sequences, it also creates an extremely challenging environment for obtaining meaningful and accurate information. Our NexGen Platform, which incorporates advanced algorithms and other proprietary tools, is designed to efficiently and accurately integrate and analyze this vast amount of short sequence data. The integration of this capability with our discovery infrastructure, mainly our predictive transcriptome and proteome, is expected to provide us with both enhanced identification of novel genes and splice variants, and a broader view of the expression levels of RNA transcripts, facilitating new associations to pathological or healthy conditions. These new integrated capabilities should provide us with further substantial advantages in predictive discovery of potential drugs and drug targets, and also in the discovery of potential diagnostic product candidates.

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

•
Other Immunomodulator Discovery Approaches: In order to discover other types of immunomodulators we used a new discovery capability that incorporates the predictive modeling of two distinct biological phenomena. The first biological phenomenon that was modeled exploits the interplay between the immune system and intruding pathogens. As a result of such interplay, some immune proteins tend to evolve differently from non-immune related ones. We devised an evolutionary model to detect such potential immune proteins, and this predictive algorithm was incorporated into our discovery infrastructure and integrated with our existing tools for the discovery of target candidates for cancer immunotherapy. The second biological phenomenon which was modeled in the role of tumor-associated macrophages (TAMs).  TAMs are an important component of the tumor microenvironment and play a major role in creating the immunosuppressive environment that enables tumor development. Proteins having the potential to modulate the tumor microenvironment may serve as potential targets for cancer immunotherapy. The modeling of this second biological phenomenon relies on our MED Platform, which was employed to predict proteins that play a role in the biology of TAMs.

•
Biomarker Discovery Approaches: Compugen has developed various biomarker discovery approaches based on specialized algorithms for the discovery of various type of biomarkers. The key approaches relate to the discovery of drug-induced toxicity biomarkers as demonstrated by our successful discovery activities for Neviah Genomics, our joint venture with Merck Serono, and for the discovery of potential biomarkers for our selected immune checkpoint target candidates.

Commercialization

Therapeutic Needs (Market Driven) Discoveries

Although our predictive discovery infrastructure has broad applicability and is not limited to a certain indication or therapeutic field, beginning in 2010, we focused our activities upon drug target and drug discovery in the fields of oncology and immunology. In addition, we transitioned from a “technology driven” individual platform capability approach to a “therapeutics needs (market) driven” approach. In this “therapeutics needs (market) driven” approach we harness all of our relevant infrastructure and discovery platforms, systems and tools towards a selected unmet need in order to predict and validate novel molecules that we believe have the highest potential to be successful first-in-class drug candidates for that need.

In late 2010, we also initiated our Pipeline Program, which is now focused on mAbs and protein therapeutics in the fields of oncology and immunology and is largely based on novel immune checkpoint regulator candidates discovered by us.

Our business model includes collaborations covering the further development and commercialization of product candidates at various stages from our Pipeline Program and various forms of research and discovery agreements. We are currently primarily focusing on exploring collaboration opportunities with respect to our Pipeline Program product candidates, in which we may be more involved in the further development of the partnered candidates. In addition, we selected two immuno-oncology target programs for internal advancement towards future clinical trials. However, as additional experimental data becomes available we may decide to focus more resources on one such Program. Potential revenue sources in line with our business model could include fees, research revenues, milestones payments, royalties and other revenue sharing payments.

Additionally, we intend to seek research and discovery collaborations aimed at harnessing our infrastructure capabilities towards the partners’ discovery needs. In these arrangements we would combine our discovery approaches to identify and prioritize novel proteins and/or targets according to the specific unmet need of the therapeutic approach and our partner. Potential revenue sources in these types of transactions could include upfront fees, research funding, option exercise and license fees, milestone payments, royalties and other revenue sharing payments.

Bayer Collaboration

On August 5, 2013, Compugen and Bayer entered into the Bayer Collaboration for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators, CGEN 15001T and CGEN 15022.

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and we are eligible to receive an aggregate of over $500 million in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $30 million during the research programs. Additionally, we are eligible to receive mid- to high single digit royalties on global net sales of any approved products under the collaboration. During the year 2014, we achieved the first and second pre-clinical milestones with respect to one of the immune checkpoint regulators licensed to Bayer and received a total of $7.2 million in milestone payments.

Under the Bayer Collaboration, Compugen and Bayer will jointly pursue a preclinical research program with respect to each of the two immune checkpoint regulators. A joint steering committee consisting of representatives from each party is responsible for overseeing and directing each such research program pursuant to an agreed upon workplan. Following the completion of each such research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting the Compugen-discovered immune checkpoint regulators and will have worldwide commercialization rights for any approved products.

Bayer may terminate the Bayer Collaboration, either in whole or only with respect to one of the programs, and in each case also on a product-by-product and/or country-by country basis, at any time without cause, upon prior written notice. Either party may also terminate the Bayer Collaboration, either in whole or with respect to only one of the programs, if the other party is in material breach and such breach has not been cured within the applicable cure period. Upon any termination of the Agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and certain payment and royalty obligations.

Validation Based (Technology Driven) Discoveries

A result of the more than decade long and continuing establishment of our discovery infrastructure was the validation of each of our discovery platforms described above. This validation, and in some cases the initial runs of the discovery platform, resulted in the “technology driven” discovery of multiple novel molecules in a broad range of therapeutic and diagnostic fields, such as oncology, immunology, cardiovascular, ocular diseases and more.

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

In 2012, we entered into two such arrangements: (i) the joint establishment of a new Israeli company, Neviah Genomics Ltd., (“Neviah”) with Merck Serono, a division of Merck, Darmstadt, Germany, in the field of toxicity biomarkers, and (ii) a financing arrangement with a United States investment company to allow the further development of Keddem Bioscience Ltd., previously a wholly owned, but inactive, subsidiary of Compugen, in the field of small molecule drugs.

In January 2015 Neviah announced that it had discovered and experimentally validated a set of biomarkers for the early detection of chronic drug-induced liver toxicity. Based on these results, Neviah is moving toward the further development of its PropheTox™ Bioassay, targeting 2016 for its commercial introduction. MS Ventures and Compugen recently agreed to jointly finance the further validation of the assay and remaining product development costs, for more information see Note 2v to our 2014 consolidated financial statements.

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

We face, and expect to continue to face, competition from entities that discover and develop products that have a function similar or identical to the function of our therapeutic product candidates or a product that acts in a different, but successful, manner addressing the same unmet need. With respect to our therapeutic product candidates, our potential competitors are comprised of companies that discover and develop novel targets for monoclonal antibody therapy and/or therapeutic proteins. Specifically in the immune checkpoint field for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing biological therapies to enhance immune response towards tumors. The product candidates being developed by the smaller companies and/or academic institutions are expected to compete with our product candidates on licensing and collaboration opportunities. If approved, such cancer immunotherapy products would compete with our approved products in the respective field.

Our discovery program depends, in large part, on our discovery platforms and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs and proteins. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our discovery platforms, provide us with a competitive advantage in the field of predicting gene-based products. We believe that this advantage is made possible by building an infrastructure for predictive discovery based on the incorporation of ideas and methods from exact sciences into biology, and by the modeling of significant biological phenomena and the resultant better research capabilities that we have developed, as well as our unique team of predictive discovery scientists from both biology and exact sciences disciplines who have worked together for approximately 12 years on average.

Many of our potential competitors, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of therapeutics, obtaining FDA and other regulatory approvals, and commercialization. Accordingly, our competitors may be more successful than we may be in identifying product candidates, protecting them with patent applications, developing them, accelerating their development process, obtaining FDA and other regulatory approvals and achieving widespread market acceptance. We anticipate that we will face intense and increasing competition as advanced technologies become available.

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery platforms, our patents and patent applications, particularly with respect to Compugen discovered molecules and utilities, and the copyrights subsisting in our software and related documentation. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We seek patent protection for certain promising inventions that relate to our product candidates. As of February 1, 2015, we had a total of 54 issued and allowed patents, of which 35 are U.S. patents, six are Australian patents, four are Israeli patents, five are European patents, one is Canadian patent and three are Japanese patents. Our issued patents expire between 2020 and 2029. We also have 132 pending patent applications, which as of February 1, 2015, included 24 patent applications that have been filed in the United States, 18 patent applications that have been filed in Europe, 23 patent applications that have been filed in Israel, 11 patent applications that have been filed in Australia, 9 patent applications that have been filed in Canada, 9 patent applications that have been filed in Japan, 5 patent applications that have been filed in India, 5 patent applications that have been filed in China, 3 patent applications that have been filed in Brazil, 3 patent applications that have been filed in Korea, 3 patent applications that have been filed in New Zealand, 3 patent applications that have been filed in the Russian Federation, 3 patent applications that have been filed in Singapore, 3 patent applications that have been filed in Mexico, 3 patent applications that have been filed in South Africa, 3 patent applications that have been filed in Hong Kong, two patent applications that have been filed in Egypt and two applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing.

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

Manufacturing

We currently intend to rely on contract manufacturers or our collaborative partners to produce materials and drug substances for drug products required for our research and development activities. We plan to continue to rely upon contract manufacturers and collaboration partners to manufacture commercial quantities of these materials for any approved therapeutic products.

Government Regulation

Environmental Regulation

Some of our research and development activities involve the controlled use of biologic and chemical materials, a small amount of which could be considered to be hazardous. We are subject to laws and regulations in the U.S. and Israel governing the use, storage, handling and disposal of all these materials and resulting waste products. We store relatively small amounts of biologic and chemical materials. To our knowledge, we substantially comply with these laws and regulations. However, the risk of accidental contamination or injury from these materials cannot be entirely eliminated. In the event of an accident, we could be held liable for any resulting damages, and any liability could exceed our resources.

Regulation of Use of Human Tissue

We need to access and use various human or non-human tissue samples for the purpose of development and or validation of some of our product candidates. Our access and use of these samples is subject to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. The use of clinical data associated with human tissue samples is also heavily regulated in the United State, Israel and elsewhere.  United States and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples. To our knowledge, we substantially comply with these regulatory requirements.

Regulations Concerning the Use of Animals in Research

We also are subject to various laws and regulations regarding laboratory practices and the use of animals in our research. In the United States, the FDA regulations describe good laboratory practices, or GLPs, for various types of nonclinical laboratory studies that support or are intended to support applications for research or marketing permits for products regulated by the FDA, including investigational new drug applications, or INDs. Preclinical animal studies conducted by us or third parties on our behalf may be subject to the U.S. Animal Welfare Act, the U.S. Public Health Service Policy on Humane Animal Care and Use, U.S. Department of Agriculture regulations for certain animal species. In Israel, the Council on Animal Experimentation has regulatory and enforcement powers, including the ability to suspend, change or withdraw approvals, among other powers. To our knowledge, the Company and the third party service providers we work with, as applicable, substantially comply with these regulatory requirements.

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

Regulation of Therapeutic Product Candidates

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and biologics under the FDCA and the Public Health Service Act, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies in compliance with the FDA’s GLP or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of a new drug application, or NDA if the drug is a small molecule, or a biologics license application, or BLA, if the drug is a biologic;

•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic is produced to assess compliance with current Good Manufacturing Practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or BLA.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, among other things, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to, among other things, safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. An IRB at each institution participating in the clinical trial must review and approve the study plan for any clinical trial before it commences at that institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial, advertisements, participant recruiting materials and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the trial until completed.

Each new clinical protocol must be submitted to the FDA, and to the IRBs. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•
Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products, usually for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the applicable regulations, IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a company to conduct post-approval testing and clinical trials, to further assess a drug’s safety and effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized including Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of a drug outweigh its risks.

Post-approval Requirements

Approved drugs and biologics are subject to extensive and continuing regulation by the FDA, including, among other things, cGMP compliance, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, and complying with FDA promotion and advertising requirements. After an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if serious problems occur after the product reaches the market. Drugs may be promoted for use only for the approved indication or indications and in accordance with the provisions of the approved label. The FDA and other federal and state agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to criminal and civil penalties.

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

 D.  PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 15,380 square feet of office and biology laboratory facilities in Tel Aviv, Israel, under a lease that expires on December 31, 2015, and we are currently exploring other options including the extension of the current lease, or a move of our laboratories and headquarters to new facilities. In addition, Compugen USA, Inc. currently subleases 12,560 square feet of office and biology laboratory facilities in South San Francisco, California, under a sublease that expires on May 30, 2018. We believe that the facilities that we currently lease in the US and will lease under the new lease agreement in Israel are sufficient for our current needs. There are no encumbrances on our rights in these leased properties or on any of the equipment that we own.

If we elect to move our facilities, we expect that we will be required to expend approximately $1.5 million in order to expand, construct and improve the new facilities for this move. We will obtain these amounts from our current resources. If we elect to move our facilities, this move is expected to take place in the fourth quarter of 2015.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2014, and with any other selected financial data included elsewhere in this annual report.

Background

Compugen is a leading drug discovery company focused on the discovery and development of monoclonal antibodies (mAbs) and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. We utilize a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then experimentally validated. Beginning in late 2010, we established the Pipeline Program, consisting of targets and product candidates for applications in oncology and immunology, based largely on novel immune checkpoint regulator candidates discovered by us during our first focused discovery program. The discovery and development of mAb therapeutic candidates against selected Compugen-discovered novel target candidates is performed at our wholly-owned U.S. subsidiary located in South San Francisco. Our business model includes entering into collaborations covering the further development and commercialization of product candidates at various stages from our Pipeline Program and various forms of research and discovery agreements, in both cases potentially providing us with milestones, royalties and other forms of revenue sharing payments.

A.  OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2014, we had an accumulated deficit of $219.3 million. We expect to continue to incur net losses for the foreseeable future.

Prior to 2010, we focused a significant portion of our research and discovery efforts on the creation of area specific discovery platforms intended to identify novel drug and diagnostic product candidates and in earlier years, had also commercialized certain of our computational biology software products.  By year-end 2010 we had (i) largely integrated the various area specific discovery platforms and other computational biology tools and systems into a multi-dimensional and broadly applicable predictive discovery infrastructure, (ii) selected oncology and immunology as our areas of focus, (iii) selected the field of checkpoint proteins as our first focused discovery program, and (iv) initiated our Pipeline Program to advance selected candidates beyond their research proof of concept stage. In 2012 we initiated activities in Compugen USA, Inc. for mAb discovery and development against certain targets we had discovered.  In 2013, we entered into our first collaboration based on our Pipeline Program candidates with Bayer. Beginning in late 2013 we significantly increased our research activities in the field of immuno-oncology in order to allow for a larger number of checkpoint target and product candidates for cancer immunotherapy to move forward in parallel. Later in 2014 we decided to select one or more immuno-oncology target programs for internal advancement towards future clinical trials.

We incurred net losses of approximately $13.6 million in 2012, approximately $14.1 million in 2013 and approximately $11.1 million in 2014. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. Our business model primarily involves collaborations covering the further development and commercialization of our discovered product candidates and various forms of research and discovery agreements, in both cases providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our net research and development expenses are expected to be our major operating expense in 2015, accounting for more than 70% of our expected total 2015 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and are budgeted to increase by more than 40% in 2015 compared to 2014.

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

Share Based Payments

We account for stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss.

We primarily selected the Black-Scholes-Merthon model, which is the most common model in use in evaluating stock options.  This model evaluates the options as if there is a single exercise point, and thus considers expected option life (expected term).  The input factored in this model is constant for the entire expected life of the option.

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

We apply ASC 505-50, "Equity-Based Payments to Non-Employees" (“ASC 505-50”) with respect to options and warrants issued to non-employees. ASC 505-50 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Share-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately, $2.5 million $3.5 million and $3.6 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Embedded Derivatives and Fair Value Measurements related to research and development funding arrangements

In accordance with ASC 730-20, "Research and Development Arrangements" and ASC 815, "Derivative and Hedging" we considered the Participation Rights issued in the funding arrangements with Baize Investments (Israel) Ltd. ("Baize") to be a research and development arrangement (the "Research and Development Component") coupled with embedded derivatives (that are the Conversion Alternative and the Participation Rights) as those instruments do not have fixed settlement provisions.

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

We have further determined that the Detachable Warrants issued to Baize should be accounted for and classified as an equity component since the warrants have fixed settlement provisions.

The Research and Development Component was calculated as residual between the payments received and the embedded derivatives (as mentioned above), recorded at cost and has been amortized over the period in which the development is being provided in connection with the relevant designated product candidates as deduction from research and development expenses in the consolidated statements of comprehensive loss. For a detailed description of Embedded Derivatives and Fair Value Measurements related to the research and development funding arrangements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources- Funding Agreements” and Note 7 to our 2014 consolidated financial statements.

The above approached to valuation uses estimations, which are consistent with the plans, and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

Revenue recognition

We currently generate revenue mainly from the Bayer Collaboration. The revenues are derived mainly from the upfront license payment, research and development services and contingent payments related to milestones achievements.

We apply ASC 605-25, "Multiple-Element Arrangements" pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has "stand-alone value". The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is not contingent based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available.

Revenues from upfront license payments and research and development services are recognized according to the proportional performance method along the research and development services period in accordance with ASC 605-10, "Revenue Recognition".

Contingent payments related to milestone achievements and royalties are recognized immediately upon the accomplishment of futures events, in accordance with ASC 605-28, "Revenue Recognition – Milestone Method".

On June 27, 2014, and October 14, 2014 we achieved the first and second substantive milestones with respect to one licensed program, under the Bayer Collaboration according to which we recognized revenues in total amount of $7.2 million in accordance with the criteria prescribed under ASC 605-28.

See Note 12 to our 2014 consolidated financial statements.

Selected Financial Data

The following discussion and analysis is based on and should be read in conjunction with our audited consolidated financial statements, including the related notes, contained in “Item 18 – Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2012	2013	2014
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$242	$3,549	$12,367
Cost of revenues	201	2,509	3,344
Gross profit	41	1,040	9,023

Research and development expenses, net	9,442	12,275	15,074
Marketing and business development expenses	684	962	838
General and administrative expenses	3,457	4,846	5,448
Total operating expenses (*)	13,583	18,083	21,360
Operating loss	(13,542)	(17,043)	(12,337)
Financial income (loss), net	(86)	3,460	1,758
Equity loss	-	-	(155)
Loss before income tax	(13,628)	(13,583)	(10,734)
Income tax expenses	-	(500)	(360)
Net loss	$(13,628)	$(14,083)	$(11,094)

Unrealized gain (loss) arising during the period on the investment in Evogene	1,103	2,972	(1,202)
Realized gain arising during the period on the investment in Evogene	-	(3,711)	(2,345)
Unrealized gain from foreign currency derivative contracts	-	-	141
Total comprehensive loss	$(12,525)	$(14,822)	$(14,500)
Basic net loss per share	(0.38)	(0.36)	(0.23)
Weighted average number of shares used in computing basic net loss per share	35,844,496	38,869,438	47,808,855
Diluted net loss per share	(0.38)	(0.36)	(0.26)
Weighted average number of shares used in computing diluted net loss per share	36,249,262	38,869,438	48,387,063

(*)       Includes stock based compensation – see Note 9 to our 2014 consolidated financial statements.

	As of December 31,
	2012	2013	2014
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and restricted cash	$19,685	$46,920	$73,186

Investment in Evogene	5,196	4,565	1,054
Other accounts receivable and pre-paid expenses	690	1,731	858
Long-term bank deposits	-	-	35,026
Total assets	28,909	56,711	114,986
Research and development funding arrangements and others	7,872	13,189	421
Deferred revenues	-	6,772	1,789
Accumulated deficit	(194,119)	(208,202)	(219,296)
Total shareholders' equity	17,672	31,888	106,116

 Years Ended December 31, 2014 and 2013

Revenues. Revenues totaled approximately $12.4 million in 2014 and $3.5 million in 2013. The increase in revenues for 2014 is attributable to the receipt in 2014 of the first and second pre-clinical milestone payments, in a total amount of $7.2 million with respect to one of the immune checkpoint target candidates licensed to Bayer, and an increase in the recognized portion of the non-refundable upfront license fee received under the Bayer Collaboration.

Cost of Revenues. Cost of revenues attributable to product candidate research and collaboration agreements totaled approximately $3.3 million for 2014 and $2.5 million for 2013. The increase in the cost of revenues in 2014 is primarily due to an increase in expenses attributed to the Bayer Collaboration.

Research and Development Expenses, Net. Research and development expenses, net increased by 23%, to approximately $15.1 million for 2014, from approximately $12.3 million for 2013. The increase was primarily due to the increasing levels of activities in support of our Pipeline Program, including a substantial increase in activities relating to the research and development of mAb therapeutic candidates at our U.S. subsidiary and a substantial increase in professional research and development headcount to support these activities. Research and development expenses, net, as a percentage of total operating expenses, were 71% in 2014 compared to 68% in 2013.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 13% to approximately $838,000 in 2014 compared to approximately $962,000 in 2013. The decrease was primarily due to higher level of expenses in 2013 in connection with the Bayer Collaboration. Marketing and business development expenses, as a percentage of total operating expenses, were 4% in 2014 compared to 5% in 2013.

General and Administrative Expenses. General and administrative expenses increased by 12% to approximately $5.4 million for 2014 from approximately $4.8 million for 2013. The increase was attributed mainly to increased activity of our operations and related activities, resulting in higher salary and compensation expenses. In addition we had higher level of expenses related to professional services, including our scientific advisory board established late 2013. General and administrative expenses, as a percentage of total operating expenses, were 25% in 2014 and 27% in 2013.

Financial Income (loss), Net. Financial income, net decreased by 49% to approximately $1.8 million in 2014 from approximately $3.5 million in 2013. This decrease was attributed to lower realized gain from the sale of a portion of our holdings of Evogene Ltd. (“Evogene”) ordinary shares in the amount of $2.3 million in 2014 compared to $3.7 million in 2013.

Equity loss. Equity loss was $155,000 in 2014. This loss is attributed to the amount provided to Neviah as part of a convertible loan arrangement.

Income tax expenses. Income tax expenses were $360,000 in 2014 compared with $500,000 in 2013. These expenses were attributed to withholding tax related to the Bayer Collaboration.

Years Ended December 31, 2013 and 2012

Revenues. Revenues totaled approximately $3.5 million in 2013 and $242,000 in 2012. The increase in revenues for 2013 is due to the portion of the non-refundable upfront payment received under the Bayer Collaboration that was recognized in 2013 in accordance with revenue recognition policy over the performance period in which the research and development service are provided.

Cost of Revenues. Cost of revenues attributable to product candidate research and collaboration agreements totaled approximately $2.5 million in 2013 and $201,000 in 2012. The increase in the cost of revenues in 2013 is primarily due to an increase in expenses attributed to the Bayer Collaboration.

Research and Development Expenses, Net. Research and development expenses, net increased by 31%, to approximately $12.3 million in 2013, from approximately $9.4 million in 2012. The increase was primarily due to the increasing levels of activities in support of our Pipeline Program, including a substantial increase in activities relating to the research and development of mAb therapeutic candidates at our U.S. subsidiary. Research and development expenses, net, as a percentage of total operating expenses, were 68% in 2013 compared to 70% in 2012.

Marketing and Business Development Expenses. Marketing and business development expenses increased by 41% to approximately $962,000 in 2013 from approximately $684,000 in 2012. The increase was primarily due to payments made in connection with the Bayer Collaboration. Marketing and business development expenses, as a percentage of total operating expenses, were 5% for both 2013 and 2012.

General and Administrative Expenses. General and administrative expenses increased by 37% to approximately $4.8 million in 2013 from approximately $3.5 million in 2012. The increase was primarily due to legal fees related to the Bayer Collaboration, an increase in non-cash expense related to stock based compensation and the expenses related to the establishment of our scientific advisory board in 2013.  General and administrative expenses, as a percentage of total operating expenses, were 27% in 2013 and 25% in 2012.

Financial Income (loss), Net. Financial income, net was $3.5 million in 2013 compared to a financial loss, net of approximately $86,000 in 2012. The increase was attributed to the realized gain from the sale of a portion of our holdings in Evogene ordinary shares in the amount of $3.7 million in 2013.

Income tax expenses. Income tax expenses were $500,000 in 2013. These expenses were attributed to withholding tax related to the Bayer Collaboration.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Our income tax obligations consist of those of Compugen Ltd. in Israel and of Compugen USA, Inc. in its taxing jurisdictions.

The corporate tax rate in Israel effective as of January 1, 2015, is 26.5%, unchanged from 2014 and compared with 25% in 2013. In the future, if and when we generate taxable income, our effective tax rate will be primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards and the extent to which valuable allowance has been recorded against deferred tax assets; (c) the portion of our income which is entitled to tax benefits pursuant to the Investment Law; and (d) the changes in the exchange rate of the U.S. dollar to the NIS. We may benefit from certain government programs and tax legislation, particularly as a result of the Approved Enterprise status granted to some of our operations by the Investment Center in the Israeli Ministry of Economy and the Benefiting Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also benefit from a Government of Israel program under which we receive grants from the OCS.  For more information please see “Item 5 Operating and Financial Review and Prospects– C. Research and Development, Patents and Licenses - Research and Development Grants; The Office of the Chief Scientist”. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced.

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

We have elected the alternative benefits route under the Investment Law with respect to our Approved Enterprises. Under this route we waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of our facilities, such tax exemption on undistributed income will apply for a limited period of two years. In the event that such tax exempt income is thereafter distributed as a dividend or a deemed dividend, we will be required to pay the applicable corporate tax that would otherwise have been payable on such income. During the remainder of the benefits period applicable to us, a corporate tax rate not exceeding 25% will apply.

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

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Approved Enterprises and Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Approved or Benefiting Enterprises to another Israeli company would not be subject to tax. We have not elected to implement the 2011 Amendment and we do not currently have any Preferred Enterprises. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income.

As of December 31, 2014, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $167.3 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2014, the net operating loss carry-forwards of our U.S. subsidiary for federal income tax purposes amounted to approximately $14.5 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between the years 2019 and 2032.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

Public Offering of Ordinary Shares

On March 5, 2014 we closed an underwritten public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, at a price to the public of $10.50 per share (the “2014 Offering”).

Gross proceeds to Compugen from the 2014 Offering were approximately $72.5 million, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The 2014 Offering was made pursuant the effective shelf registration statement on Form F-3 (File No. 333-185910), which was filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2013 and declared effective by the Commission on January 16, 2013.

Jefferies LLC acted as the sole bookrunner for the 2014 Offering.  JMP Securities LLC, Oppenheimer & Co. Inc. and Chardan Capital Markets acted as co-managers.

Funding Agreements

Baize Research and Development Funding Agreements

On December 29, 2010, we entered into a Funding Agreement (the “Original Pipeline Funding Agreement”) with Baize, pursuant to which Baize provided the Company with $5.0 million in support of the Company’s therapeutic product candidates in research and development.  On December 20, 2011, we also entered into a mAb Funding Agreement with Baize, pursuant to which Baize agreed to invest $8.0 million in connection with certain research funding for certain  mAb product candidates.  This agreement was amended on July 24, 2012 and December 27, 2012 (as amended, the “mAb Funding Agreement”).

On April 21, 2013, we entered with Baize into an amendment to the funding agreements, pursuant to which the mAb Funding Agreement was terminated and the Original Pipeline Funding Agreement was amended (the “Amended Pipeline Funding Agreement”) as follows.

•
Until June 30, 2015, Baize had the right to receive 10% of the cash consideration received by us or our affiliates from third parties, less certain pass-through amounts, with respect to the “Combined Program Initial Candidates” (“Amended Initial Participation Rights”). The Combined Program Initial Candidates included (i) the five designated product candidates from the Original Pipeline Funding Agreement and (ii) all mAb product candidates to be developed against the eight specified Targets from the mAb Funding Agreement.

•
Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from Compugen of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates Baize was required to select five product candidates from the Combined Program Initial Candidates, as “Selected Products.”

•
Beginning July 1, 2015 through December 31, 2030, Baize was to have the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the five Selected Products (the “Amended Final Participation Rights”, together with the Amended Initial Participation Rights, the "Amended Participation Rights").

•
Baize had the right at any time until June 30, 2015 to exchange the Amended Participation Rights for a number of Compugen’s ordinary shares to be calculated as the quotient of (i) $13 million less 50% of any cash consideration paid to Baize as Amended Participation Rights, divided by (ii) the average closing price of Compugen’s ordinary shares during the twenty (20) trading days prior to the Actual Exchange Date (the “Exchange Price”); provided however that the Exchange Price was not to be lower than $3.00 per share, and was not to exceed $12.00 per share.

•
The warrant granted to Baize to purchase up to 500,000 of Compugen’s ordinary shares under the Original Pipeline Funding Agreement was terminated, and Compugen had issued Baize a new warrant (the “2013 Warrant”) to purchase up to 500,000 of the Compugen’s ordinary shares, exercisable at $7.50 per share through June 30, 2015.

On August 20, 2014, we entered with Baize into the Termination and Equity Conversion Agreement (the “2014 Baize Agreement”) pursuant to which:

•
The Amended Pipeline Funding Agreement, including all rights to receive the Amended Participation Rights and all rights to receive information concerning the Combined Program Initial Candidates, has been terminated.

•	The 2013 Warrant has been terminated.
•	We issued to Baize 1,600,000 of our ordinary shares, par value NIS 0.01 per share.
•
Until December 31, 2015, Baize has the right to receive 5% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the Combined Program Initial Candidates.

Cantor Sales Agreement

On August 30, 2011, we entered into a sales agreement with Cantor Fitzgerald & Co. (the “Cantor Sales Agreement”), which enabled us to offer and sell an aggregate of up to 6,000,000 of our ordinary shares, from time to time, through Cantor, as our sales agent. The gross proceeds from all sales made pursuant to the Cantor Sales Agreement could not exceed $40.0 million in the aggregate. Sales of our ordinary shares under the Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.  On January 21, 2014, the registration statement on Form F-3 under which we had been selling ordinary shares pursuant to the Cantor Sales Agreement terminated.  Prior to the termination of the registration statement, we had sold through the Cantor Sales Agreement an aggregate of 4,174,120  of our ordinary shares, and received gross proceeds of approximately $30.8 million, before deducting issuance expenses, including 363,090 ordinary shares for gross proceeds of $3.9 million in January 2014. Cantor received a commission of 3.0% of gross sales in connection with the sale of these ordinary shares.

Cash resources

In 2014, our primary sources of cash were:

•	Proceeds from 2014 Offering;

•	Cash generated from the sale and issuance of ordinary shares under the Cantor Sales Agreement;

•	pre-clinical milestones payments under the Bayer Collaboration;

•	exercise of employee stock options; and

•	sales of Evogene shares

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2015 will include cash held in our bank accounts, and may include proceeds generated from license, collaborative and/or research agreements, proceeds from possible sale of Evogene shares and proceeds from issuance of ordinary shares as a result of the exercise of stock options or from financing transactions.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $10.8 million in 2012, approximately $6.4 million in 2013 and approximately $11.1 million in 2014. The increase in 2014 as compared to 2013 was mainly attributed to the substantial increase in research and development expenses between the periods related primarily to the continuation of the growth in the activities at our U.S.-based operation and increased activities under our Pipeline Program.

Net Cash Provided By (Used In) Investing Activities

Net cash used in investing activities was approximately $11.6 million in 2013 and approximately $64.1 million in 2014; net cash provided by investing activities was approximately $12.3 million in 2012. Changes in net cash during 2014 as compared to 2013 were primarily attributed to the substantial increase in investment in short-term and long-term bank deposits mainly of the proceeds from the 2014 Offering partially offset by proceeds from maturity of short-term bank deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $9.1 million in 2012 approximately $30.4 million in 2013 and approximately $72.1 million in 2014.  The principal sources of cash provided by financing activities in 2014 were proceeds received from sale and issuance of ordinary shares in the 2014 Offering  and in an “at the market” under the Cantor Sales Agreement and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2014, we had total cash and cash equivalents, short-term bank deposits of approximately $72.6 million, not including the market value of the Evogene ordinary shares owned by us and long-term bank deposits. We believe that our existing cash and cash equivalents, and short-term and long-term bank deposits will be sufficient to fund our operations for at least the next 24-36 months.

On January 7, 2013, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $100.0 million.  This registration statement was declared effective by the SEC on January 16, 2013.  We sold 6,900,000 ordinary shares for gross proceeds of approximately $72.5 million under this registration statement in the 2014 Offering. On August 26, 2014, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $200.0 million.  This registration statement was declared effective by the SEC on September 4, 2014. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses, net, were our major operating expenses representing approximately 70% of total operating expenses for each of   2014, 2013 and 2012. Our research and development expenses, net, were approximately $15.1 million in 2014, compared to approximately $12.3 million in 2013, and approximately $9.4 million in 2012. As of December 31, 2014, 68 of our employees were engaged in research and development on a full-time basis. This represents approximately 82% of our entire work force.

We focus our research efforts on the development of our discovery platforms and related technologies, and the discovery validation and early stage development of our mAb therapy and therapeutic proteins product candidates. During 2010 we initiated the Pipeline Program to substantially expand the number of product candidates undergoing in vitro and in vivo validation and to significantly enhance the commercial value of our product candidate pipeline by advancing certain candidates beyond the successful animal disease model proof of concept stage, towards pre-IND studies. We expect that in 2015 our research and development expenses, will continue to be our major operating expense, representing more than 70% of our total operating expenses.

We believe that our future success will depend, in large part, on our ability to discover promising therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal Pipeline Program towards pre-IND studies and to successfully license such product candidates to pharmaceutical companies.  In addition, we expect to continue to expand our inventory of proprietary algorithms, predictive models and discovery infrastructure and platforms which provide opportunities for the discovery of promising therapeutic candidates for inclusion in our Pipeline Program and pursuant to research and discoveries collaborations.

Research and Development Grants

We have participated in programs offered by the OCS that support research and development activities, and by the European Community, under the European Union’s 6th Framework Program (“European Union”) and under the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD Foundation”). We also received certain investment amounts under a funding agreement with Baize. We received grants from the OCS and BIRD Foundation as well as other forms of consideration from Baize accounted as reduction from the research and development expenses over the research period. See note 2n to our 2014 consolidated financial statement. We did not apply for additional grants from the OCS for research and technological development in 2014.

The Office of the Chief Scientist

We received or may receive grants from the OCS for several projects. Under the terms of these grants, we will be required to pay royalties ranging between 3% to 5% of the revenues we generate from our products developed with funds received from the OCS, beginning with the sale of the first product developed with funds received from the OCS and ending when 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2014, our contingent obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $9.0 million.

The R&D Law requires that the manufacture of products developed with government grants will be carried out in Israel, unless the OCS provides its approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the OCS, to up to 300% of the dollar value of the grant plus applicable interest. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Transfer of the know-how developed with funds received from the OCS and any right derived therefrom to third parties is prohibited, unless conducted in accordance with the restrictions set forth under Israeli law. Approval for such transfer outside of Israel, if provided, is generally conditioned on a redemption payment which is calculated according to a formula set forth in the R&D Law and regulations promulgated thereunder up to an amount equal to six (6) times the total amount of grants received under the R&D Law and from the OCS in general plus applicable interest. Therefore, our flexibility in commercializing some of our technologies may be reduced. We believe that this restriction does not apply to the commercialization through licensing of product candidates that we discover by using our knowhow developed with funds received from the OCS.

D.  TREND INFORMATION

Trend towards consolidation

There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries, which may negatively affect our ability to enter into agreements and may cause us to lose existing licensees or collaborators as a result of such consolidation. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having greater financial resources and technological capabilities. This trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may also result in there being fewer potential companies to license our products and services.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

We entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of salaries and related expenses as well as other expenses denominated in NIS. As of December 31, 2014, we had outstanding forward contracts in the notional amount of $5.6 million. These contracts were for a period of nine months ended September 30, 2015.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2014, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	$2,330	$908	$1,153	$269	$-
Accrued Severance Pay, net(2)	257	-	-	-	-
Total	$2,587	$908	$1,153	$269	$-

(1) Consists of operating leases for our facilities and for motor vehicles.

(2) Severance pay obligations to our Israeli employees, for more information please see “Item 6. Directors, Senior Management and Employees – D. Employees.

The above table does not include royalties that we may be required to pay to the OCS or to Baize under the 2014 Baize Agreement. For more information, see “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses”.

The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen Ltd.'s directors and Compugen’s senior management as of March 1, 2015:

Name	Age	Positions
Prof. Yair Aharonowitz(1)(2)	74	Director
Prof. Ruth Arnon	80	Director
Anat Cohen-Dayag, Ph.D.	48	President and Chief Executive Officer, Director
Martin S. Gerstel	73	Chairman of the Board of Directors
Dov Hershberg	75	Director
Arie Ovadia, Ph.D. (1)(2)	65	Director (Chairman of the Audit Committee)
Prof. Joshua Shemer(1)(2)	67	Director (Chairman of the Compensation Committee)
Ari Krashin	42	Chief Financial Officer
John Hunter	52	Vice President Antibody Research and Development
Zurit Levine	47	Vice President Research and Discovery

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

Anat Cohen-Dayag, Ph.D. At its meeting held on February 10, 2014, the Board of Directors appointed Dr. Anat Cohen-Dayag as a member of the Board of Directors, effective as of such date, to hold office until the 2014 annual general meeting of Shareholders and was reelected by the Shareholders at the 2014 annual general meeting. Dr. Anat Cohen-Dayag joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Biomarkers and Drug Targets, at which point she was appointed Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co-Chief Executive Officer of Compugen. In March 2010, upon Mr. Gerstel’s election as Chairman of the Board of Directors, Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel has served as a member and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the Board of Directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., the co-founder and co-chairman of Itamar Medical Ltd., and serves as a director of Yissum Ltd., Yeda Ltd. and the U.S. Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the board of the BIRD Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Dov Hershberg joined Compugen’s Board of Directors in February 2009, prior to which he served as a consultant to the Board of Directors. From February 2009 through February 2010, Mr. Hershberg served as Chairman of the Board of Directors.  Mr. Hershberg previously managed the BIRD Foundation from 1997 through 2006.  Mr. Hershberg is a founder and a former CEO, management team and board member of Powermat Technologies Ltd., a wireless electricity company.  Prior to joining the BIRD Foundation, Mr. Hershberg held various senior management positions in software development, marketing and sales. He was the founder and CEO, with colleagues from Stanford University, of Molecular Applications Group which created software in biomedical research. Mr. Hershberg spent eleven years at Digital Equipment Corporation in various senior management positions in product development, marketing and sales and worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in Mathematics, from the Hebrew University in Jerusalem, Israel and in Applied Mathematics and Operations Research from Columbia University in New York City.

Arie Ovadia, Ph.D. joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. He advises major Israeli companies on finance, accounting and valuations, and is a member of the Board of Directors of several corporations, including Strauss Ltd., Israel Petrochemical Industries Ltd., Bazan Ltd., Maxtech Technologies Ltd., and Elron Electronic Industries Ltd. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities and The College of Management. Dr. Ovadia served as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his Ph.D. in economics from the Wharton School at the University of Pennsylvania.

Prof. Joshua Shemer joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013.  Prof. Shemer is Full Professor of Medicine at the Tel Aviv University. In addition, Prof. Shemer is the Chairman of Assuta Medical Centers in Israel and a member of the Board of Directors of Maccabi Healthcare Services in Israel. Prof. Shemer is a director of the Israeli center for medical technology assessment in healthcare in Gertner Institute, Tel Hashomer.  Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care. Prof. Shemer teaches Medical Technology Management at the Faculty of Medicine at Tel Aviv University.  He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. Prof. Shemer was the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. Prof. Shemer has published five books and more than 200 peer reviewed articles. Additionally, Prof. Shemer is an external director of El-Al Airlines Ltd. Prof. Shemer is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine in Israel, and board certified in health adminstration in Israel.

Ari Krashin was appointed Chief Financial Officer of Compugen in September, 2014. Mr. Krashin has over 15 years of experience in capital markets, finance and business development. He served as a chief financial officer for both public and private companies the most recent being AnyClip Media and Spacenet Inc. Mr. Krashin was also the CFO of Gilat Satellite Networks (Nasdaq: GILT) where he led the company's global finance and related operations, including business development, M&A activities, investor relations and administration. Mr. Krashin is a certified public accountant and began his professional career with Kesselman and Kesselman, PWC, Israel.

John Hunter, Ph.D joined Compugen in 2012 as Site Head at our U.S. subsidiary, Compugen USA, Inc., and VP Antibody Research and Development. Dr. Hunter has worked for 18 years on different aspects of oncology drug development. Following graduation from UCSF, from 1996 to 2003, Dr. Hunter worked for Millennium Pharmaceuticals Inc., where he employed genomic approaches to identify novel drug targets in lung cancer. As a founding member of Millennium’s Translational Medicine group he worked to develop clinical biomarkers for their Aurora kinase small molecule inhibitors.  Following Dr. Hunter's employment at Millennium, Dr. Hunter joined Xenogen Corp., where he worked as Senior Scientist in Oncology from 2004 to 2005. Dr. Hunter later joined XOMA Ltd., where from 2005 to 2012 he managed early stage antibody discovery for multiple therapeutic programs in oncology and inflammation.  Dr. Hunter currently leads therapeutic antibody research and development efforts for Compugen’s portfolio of novel oncology targets.

Zurit Levine, Ph.D. joined Compugen in 1999 and has held several positions in Compugen’s Research & Development department. In 2004, she was appointed Director of Therapeutic Selection & Validation, which position she held until 2007 when she was appointed Director of Therapeutic Discovery. In 2009, she was appointed Executive Director of Research & Development. From January 2010 to August 2011, she held the position of Vice President, Research and Development. In August 2011 she was appointed Vice President, Research and Discovery. Dr. Levine holds a B.Sc. in Biology, an M.Sc. in Biochemistry and a Ph.D. in Biochemistry, all from the Tel Aviv University, Israel.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware pursuant to which any of our directors or executive officers have been selected for their positions with our Company. In addition, there are no family relationships among any of our directors and executive officers.

B.  COMPENSATION

Aggregate Compensation of Officers

The aggregate compensation paid or accrued by us to all persons who were, at any time during 2014, Office Holders (as defined below in “- Approval Required for Directors’ and Officers’ Compensation”) of the Company in respect of the fiscal year ended December 31, 2014 (16 persons, two of whom are no longer Office Holders as of December 31, 2014) was approximately $4.2 million. This amount includes approximately $478,000 set aside or accrued to provide pension, severance, retirement or similar benefits.

During 2014, we granted a total of 565,000 options to purchase ordinary shares to persons who are currently, or who were at any time during 2014 Office Holders, as a group. These options are exercisable at a range between $7.79 and $10.07 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2014, there were a total of 3,672,267 outstanding options to purchase ordinary shares that were held by persons who are currently, or who were at any time during 2014, Office Holders.

Individual Compensation of Covered Executives

The table below outlines the compensation granted to our five most highly compensated Office Holders with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Information Regarding the Covered Executives		Compensation for Services
Name and Principal Position(1)	Base Salary($)	Benefits and Perquisites ($)(2)	Annual Cash Bonus ($)(3)	Other ($)(4)	Stock-Based Compensation($)(5)	Total($)
Dr. Anat Cohen-Dayag President & CEO	264,945	87,202	30,806	116,000	444,721	943,674
John Hunter VP Antibody Development	205,833	36,415	69,000	-	192,678	503,926
Zurit Levine VP Research and Discovery	167,193	56,231	26,377	-	157,909	407,710
Eyal Neria VP R&D, Planning and Control	144,219	48,248	9,855	-	203,721	406,043
Martin Gerstel Chairman of the Board of Directors	140,362	19,464	15,683	59,000	195,395	429,904

1)
All Covered Executives listed in the table other than Mr. Martin Gerstel are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an exchange rate of NIS 3.5779 = $1.00, which reflects the average conversion rate for 2014.

2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), phone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

3)
Amounts reported in this column refer to the annual cash bonuses for 2014, approved by our Compensation Committee and Board of Directros which have been provided for in the Company’s financial statements for the year ended December 31, 2014 but which will be paid during 2015. They do not include bonuses paid during 2014 which were provided for in the Company’s financial statements for previous years.

4)
Amounts reported in this column refer to the payment of special cash bonuses in connection with the Bayer Collaboration paid to Dr. Cohen-Dayag and Mr. Gerstel which pursuant to the Companies Law required the approval by our Shareholders which was granted at the 2014 Annual General Meeting, following the approval of our Compensation Committee and Board of Directors. Any such bonuses for other executive officers were provided for in the Company’s financial statements for 2013.

5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to options to purchase our ordinary shares granted to our Covered Executives. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 to our 2014 consolidated financial statements set forth elsewhere in this report.

Approval Required for Directors’ and Officers’ Compensation

Pursuant to an amendment to the  Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Company was required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such term is defined below), including exemption and release of the Office Holder from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”). On September 17, 2013, our Shareholders adopted a compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”).

The term "Office Holder" as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director or a manager directly subordinate to the general manager or the chief executive officer ("Office Holder"). In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management”, Ms. Dikla Czaczkes Axselbrad, who was our CFO until May 12, 2014, and Mr. Avihai Shen who was our interim CFO until September 9, 2014, the Company considers four other individuals to have been Office Holders in 2014.

Pursuant to the Companies Law, arrangements with respect to the Terms of Office and Employment of Office Holders must generally be approved by the compensation committee and the board of directors, and be consistent with the compensation policy. However, under certain circumstances and conditions, the compensation committee and board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the company's shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the policy, constitute two percent or less of the voting power of the company (such majority determined in accordance with clause (i) or (ii), the “Compensation Majority”).

The Terms of Office and Employment of directors, including a chief executive officer who is also a director, further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, shareholder approval is also required, provided it is approved by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

In special circumstances, to the extent the Terms of Office and Employment of Office Holders (who are not directors) are not approved by the shareholders (where such approval is required), the compensation committee and the board of directors may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. Amendment of Terms of Office and Employment of Office Holders (who are not directors) requires the approval of the compensation committee only, if the committee determines that the amendment is not material. Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations. See “Item 6 – Directors, Senior Management and Employees – C. Board Practices – External Directors and Independent Directors under the Companies Law”

Compensation to our Non-Management Directors

Under arrangements previously approved by the Audit Committee, the Board of Directors and the Shareholders, and ratified and approved by the Compensation Committee, the Board of Directors and the Shareholders with the approval of the Compensation Policy and consistent therewith, each of our current directors and each additional or other director who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a “non-management director”) is compensated as of April 22, 2013, as follows:

(i) an annual fee of NIS 36,452 and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board of Directors (the“Annual Fees”) (approximately $9,191 and $4,535, respectively, according to the representative rate of exchange on March 1, 2015, of $1.00 = NIS 3.966);

(ii) a per meeting fee of NIS 3,597 (approximately $907  according to the representative rate of exchange on March 1, 2015, of $1.00 = NIS 3.966) for participation in any Board of Directors and/or committee meetings (the "Participation Compensation"), provided that (a) if such participation is by means of communication pursuant to Section 101 of the Companies Law, then such “per meeting” fee shall be 60% of the Participation Compensation; (b) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, then  such “per meeting” fee shall be 50% of the Participation Compensation;

(iii) the Annual Fees and the Participation Compensation are adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”);

(iv) the Annual Fees are paid in four equal installments, and the Participation Compensation is  remitted to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations; and

(v) a grant of options to purchase 10,000 of the Company’s ordinary shares on July 31 of each calendar year to each non-management director then serving on the Board of Directors, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options will vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any Shareholder or group of Shareholders. Notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such equity-based awards will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the "Tax Ordinance"), under the capital gains route.

VAT is added to the above compensation in accordance with applicable law.

Effective as of February 1, 2015, after adjustment in accordance with the Compensation Regulations, including as a result of a change in the Company’s Shareholders Equity, the Annual Fees to each non-management director stood at NIS 52,685, the additional payment to be paid to non-management directors who serve on one or more committees of the Board of Directors stood at NIS 18,311.62; and the Participation Compensation to each non-management director stood at NIS 3,662.32 (approximately $13,284. $4,617 and $923 respectively according to the representative rate of exchange on March 1, 2015, of $1.00 = NIS 3.966).

Compensation to our External Directors

Under arrangements previously approved by the Audit Committee, the Board of Directors and the Shareholders of the Company, and ratified and approved by the Compensation Committee, the Board of Directors and the Shareholders with the approval of the Compensation Policy and consistent therewith, in accordance with the Companies Law and the Compensation Regulations, each of our external directors shall be entitled to receive fees in connection with their service as external directors and their participation in Board of Directors meetings as well as meetings of committees of the Board of Directors equivalent to the compensation payable to other non-management directors, and shall also be eligible to receive options to purchase ordinary shares on an annual basis equal to the number of ordinary shares subject to the options being granted to each non-management director on terms substantially similar to those described above, provided however that the compensation paid to the Company's external directors shall be no less than the minimum amount that must be paid to external directors of the Company in accordance with the Compensation Regulations. According to the Compensation Regulations, the minimum amounts are adjusted twice annually based on the Israeli Consumer Price Index and are a function of the Company's Shareholders' equity.

In addition, under arrangements previously approved by the Audit Committee, the Board of Directors and the Shareholders of the Company, and ratified and approved by the Compensation Committee, the Board of Directors and the Shareholders, with the approval of the Compensation Policy and consistent therewith, in accordance with the Companies Law and the Compensation Regulations, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Compensation Regulations, or grants additional options to purchase ordinary shares or other stock-based remuneration to ‘other directors’, each external director will be entitled, without further approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional ordinary shares as is equal to the average number of additional ordinary shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, or receive such other stock-based remuneration required in order to align their compensation with the average compensation payable, including average stock-based remuneration awarded, to ‘other directors’, as applicable.

Compensation to our Active Chairman of the Board of Directors

Mr. Martin Gerstel, who serves as our Active Chairman of the Board of Directors, is not entitled to receive the above cash or equity based compensation granted to non-management directors. Effective as of March 1, 2010, and following the approval of our Audit Committee, Board of Directors and Shareholders, we entered into an employment agreement with Mr. Gerstel, pursuant to which he serves as Active Chairman of the Board of Directors. Generally, any change to such terms will be subject to the approval process and other conditions set forth in the Companies Law following the 2012 Amendment, as described above under “-Approval Required for Directors’ and Officers’ Compensation.

Pursuant to Mr. Gerstel's employment agreement he is entitled to a gross monthly salary of NIS 42,000 (approximately $10,590 according to the representative rate of exchange on March 1, 2015, of $1.00=NIS 3.966) which will remain at NIS 42,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with periodic cost of living increases, and certain other employment terms customary in Israel. Consistent with our Compensation Policy, our Compensation Committee and Board of Directors approved an adjustment to the monthly salary of Mr. Gerstel, effective as of January 1, 2015. This salary increase is subject to the approval of our Shareholders and will be brought for their approval at the Company's 2015 annual meeting of Shareholders. The employment agreement may be terminated by either party by providing 90 days prior written notice.

Consistent with our Compensation Policy, our Shareholders approved at the 2014 Annual General Meeting, following the approval of the Compensation Committee and Board of Directors  the payment of a special cash bonus to Mr. Gerstel for, among other accomplishments, his contribution and efforts in connection with the Bayer Collaboration, in a total amount of $59,000.

Our Shareholders further approved, at our 2014 Annual General Meeting following the approval of the Compensation Committee and the Board of Directors and consistent with our Compensation Policy, the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Mr. Gerstel and the related objectives and terms thereof.

Consistent with the Shareholders’ approval the Compensation Committee and the Board of Directors approved an annual cash bonus in the amount of NIS 56,110 (approximately $15,683 according to an exchange rate of $1.00=NIS 3.5779 which reflects the average conversion rate for 2014) to be paid to Mr. Gerstel with respect to 2014.

As of December 31, 2014 Mr. Gerstel held options to purchase a total of 797,500 ordinary shares, of which options to purchase 50,000 ordinary shares were granted during 2014. Out of the options to purchase 797,500 ordinary shares (i) options to purchase 687,500 ordinary shares, with a weighted average exercise price of $1.64 per share, were exercisable as of December 31, 2014; and (ii) options to purchase 110,000 ordinary shares, with a weighted average exercise price of $7.55 per share, had not vested as of December 31, 2014. Of the unvested options at December 31, 2014, options to purchase 60,000 ordinary shares are expected to vest during 2016; options to purchase the remaining 50,000 ordinary shares are expected to vest during 2017. These options were granted under the Company's 2000 Option Plan and under the Company's 2010 Plan. Notwithstanding the terms of the relevant plan, the options granted to Mr. Gerstel have terms substantially similar to non-management directors as described above. For additional information on Mr. Gerstel's holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership - Share Ownership by Directors and Other Office Holders”.

Compensation to our President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer has been employed by the Company since September 2, 2002, and served as the Company's President and co-Chief Executive Officer from June 2009 to March 2010, and as President and Chief Executive Officer since March 2010. Dr. Cohen-Dayag is not entitled to receive the above cash or equity-based compensation granted to non-management directors and is not entitled to any compensation in addition to that being paid to her as the President and Chief Executive Officer of the Company.

Pursuant to Dr. Anat Cohen-Dayag's employment agreement as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 82,500 (approximately $20,802 according to the representative rate of exchange on March 1, 2015, of $1.00=3.966)), adjusted from time to time in accordance with periodic cost of living increases, which shall be reviewed annually. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for consideration of equity based grants by the Board of Directors on an annual basis subject to receipt of all approvals required by applicable law and to an annual cash bonus based upon achievement of objectives determined by the Company subject to receipt of all approvals required by applicable law. The Company’s Shareholders approved at the Company’s 2014 Annual General Meeting the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Anat Cohen-Dayag and the related objectives and terms thereof. Consistent with our Compensation Policy, the Compensation Committee and Board of Directors approved an adjustment to the monthly base salary of Dr. Cohen-Dayag effective as of January 1, 2015. This salary increase is subject to the approval of our Shareholders and will be brought for their approval at the Company's 2015 annual meeting of Shareholders.

Consistent with our Compensation Policy, our Shareholders approved at the 2014 Annual General Meeting, following the approval of the Compensation Committee and Board of Directors, the payment of a special cash bonus to Dr. Cohen-Dayag, for among other accomplishments, her contribution and efforts in connection with the Bayer Collaboration, in a total amount of $116,000.

Consistent with our Shareholders’ approval, the Compensation Committee and Board of Directors approved an annual cash bonus in the amount of NIS 110,220 (approximately $30,806 using exchange rate of $1.00=NIS 3.5779 which reflects the average conversion rate for 2014)  to be paid to Dr. Cohen-Dayag with respect to 2014.

Dr. Anat Cohen-Dayag's employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event of termination of her employment by the Company other than for “justifiable cause” or resignation by Dr. Cohen-Dayag for “good reason” (hereinafter, referred together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Adaptation Payment”) and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Adaptation Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such termination and Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of employment, provided that such period does not extend beyond ten (10) years from the date of grant. In the event of a “change of control”, all non-vested options granted to Dr. Anat Cohen-Dayag as of such time will become fully vested. Upon termination of Dr. Cohen-Dayag’s employment by the Company other than with “justifiable cause” or by Dr. Cohen-Dayag, in each case within one year following a “change of control”, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of such termination or resignation, provided that such period does not extend beyond ten (10) years from the date of grant.

As of December 31, 2014 Dr. Cohen-Dayag held options to purchase a total of 1,029,771 ordinary shares, of which options to purchase 100,000 ordinary shares were granted during 2014. Out of the options to purchase 1,029,771 ordinary shares: (i) options to purchase 689,771 ordinary shares, with a weighted average exercise price of $3.20 per share, were exercisable as of December 31, 2014; and (ii) options to purchase 340,000 ordinary shares, with a weighted average exercise price of $6.09 per share, had not vested as of December 31, 2014. Of the unvested options at January 1, 2015, options to purchase 120,000 ordinary shares are expected to vest during 2015, options to purchase 120,000 ordinary shares are expected to vest during 2016 and options to purchase the remaining 100,000 ordinary shares are expected to vest during 2017. These options were granted under the Company's 2000 Option Plan and the Company's 2010 Plan. For additional information on Dr. Cohen-Dayag's holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership - Share Ownership by Directors and Other Office Holders”.

Indemnification, Exemption and Insurance

Our Compensation Committee, the Board of Directors and the Shareholders have resolved, consistent with our Compensation Policy, (i) to ratify and approve the purchase and the periodic renewal, at the expense of the Company of insurance coverage in respect of the liability of the Company’s Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the maximum extent permitted by law, that will provide for up to $15 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; (ii) to exempt and release to the maximum extent permitted by law all of the directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard; and (iii) to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the extent, and for such matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them.

Following the adoption of the Compensation Policy, and consistent therewith, the Compensation Committee and the Board of Directors resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the Chief Executive Officer of the Company) currently in office and any additional or other Office Holders (in addition to the Directors and the Chief Executive Officer of the Company) as may be appointed from time to time; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company currently in office and any additional or other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) as may be appointed from time to time in the future, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Consistent with our Compensation Policy and pursuant to the Companies Law and regulations promulgated thereunder, our Compensation Committee approved an increase of the insurance coverage in respect of the liability of our Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, that will provide for up to $25 million in coverage.

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

Board of Directors

Compugen Ltd.'s Board of Directors consists of seven members, three of whom were elected as external directors under the provisions of the Companies Law (discussed below). Other than our three external directors, who are elected for a fixed term of three years, our directors are elected by our Shareholders by a simple majority of the voting power present and voting at an annual general meeting of Shareholders for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected and until their successors have been duly elected or until any such directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in our Articles. Our Articles, provide that we may have no less than five, nor more than fourteen directors.

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service other than our active Chairman of the Board of Directors, Mr. Martin Gerstel, and our president and Chief Executive Officer, Dr. Anat Cohen-Dayag, with each of whom we have entered into an employment agreement, according to which they are entitled to employment terms required by Israeli law and as provided for in the agreements, including severance payments. For additional information on the employment agreement entered into with Mr. Gerstel and with Dr. Cohen-Dayag, please see “Item 6 – Directors, Senior Management and Employees – B. Compensation - Compensation to our Active Chairman of the Board of Directors; - Compensation of our President & Chief Executive Officer.”

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

External Directors and Independent Directors under the Companies Law

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the board of directors), and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director of a company if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship, maintained on a regular basis, or control, as well as service as an Office Holder.

Pursuant to the Companies Law an external director is required to have either accounting and financial expertise or professional qualifications according to criteria set forth under the Companies Law and regulations promulgated thereunder, and generally, at least one of the external directors is required to have accounting and financial expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board of Directors has determined that the minimum number of directors with financial and accounting expertise is one and that Dr. Arie Ovadia, one of the Company's external directors, qualifies as such.

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

Under the Companies Law, an 'independent director' is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and the Compensation Regulations.  In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office.  Following termination of service, external directors and independent directors and their relatives are generally subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

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

Board Committees

Audit Committee

The Companies Law requires public companies such as ours to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors, one of whom shall serve as the chairman of the committee, the majority of its members must be independent directors (as described above under “- Independent Directors under the Companies Law”) and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee's meetings.

Under the NASDAQ Listing Rules, we are required to maintain an audit committee that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors. According to the NASDAQ Listing Rules, the audit committee is required to consist of at least three members, all of whom must be financially literate and also meet the independence requirements established by the SEC under Rule 10A-3 of the Exchange Act and the independence criteria set forth in the NASDAQ Listing Rules. The NASDAQ Listing Rules also require that at least one member of the audit committee be financially sophisticated (as defined in such listing rules).

The responsibilities of the Audit Committee include among other things: (i) identifying flaws in the management of the Company’s business and making recommendations to the Board of Directors as to how to correct them, and providing for arrangements regarding employee complaints with respect thereto (ii) reviewing and considering certain related party transactions and certain actions involving conflicts of interest, (iii) reviewing the internal auditor’s work program performance and examining the company’s internal control structure and processes (iv) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ, and (viii) overseeing the accounting and financial reporting processes of the Company.

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

We have an Audit Committee consisting of three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise and is financially sophisticated. The members of the Audit Committee are Dr. Arie Ovadia, who serves as the chairman of our Audit Committee, Professor Yair Aharonowitz, and Professor Joshua Shemer. All of the members of our Audit Committee qualify as independent directors under the NASDAQ Listing Rules and are external directors under the Companies Law. We have adopted a charter for the Audit Committee, which sets forth the purpose and responsibilities of such committee under the above-described legal requirements.

Compensation Committee

The Companies Law requires public companies such as the Company to appoint a compensation committee comprised of at least three directors. The compensation committee must include all of the external directors, one of whom will serve as the chairman of the committee and may not include certain directors. All other members of the compensation committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

The responsibilities of our Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to the Company’s policy regarding the Terms of Office and Employment of its Office Holders, (ii) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders, and (iii) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including, incentive compensation and equity based plans. In carrying out these duties, the Compensation Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Compensation Committee may need to seek the approval of the Board of Directors and the Shareholders for certain compensation-related decisions, (see “Item 6 - Directors, Senior Management and Employees – B. Compensation - Approval Required for Directors’ and Officers’ Compensation”).  Each member of our compensation committee is an ‘independent director’ in accordance with the NASDAQ listing standards.  Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer are the current members of the Compensation Committee, with Prof. Joshua Shemer serving as its chairman. Each of them is an external director under the Companies Law and an independent director in accordance with the NASDAQ Listing Rules. We have adopted a charter for the Compensation Committee, which sets forth the purpose and responsibilities of such committee.

Nominating Committee

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

D.  EMPLOYEES

The following table sets out the number of our employees engaged in specified activities, at the end of the fiscal years 2014, 2013 and 2012 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.:

	December 31, 2014	December 31, 2013	December 31, 2012
Research & Development	68	42	*38
Administration, Accounting and Operations	13	13	*12
Marketing and Business Development	2	2	2
Total	83	57	52

* includes one employee on a part-time basis

In April 2012 we established a new monoclonal antibody (mAb) research and development operation in South San Francisco, California. For the year ended December 31, 2012, 43 of our employees were located in Israel and nine were located in the U.S, for the year ended December 31, 2013, 48 of our employees were located in Israel and nine were located in the U.S, and for the year ended December 31, 2014, 60 of our employees were located in Israel and 23 were located in the U.S.

We consider our relations with our employees to be satisfactory and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we are subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Minister of the Economy. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years pursuant to expansion orders.

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply.  For information concerning our liability for severance pay, see Note 2o to our 2014 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts with each of our employees.

E.  SHARE OWNERSHIP

Share Ownership by Directors and Other Office Holders

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of March 1, 2015, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after March 1, 2015. The information in this table is based on 50,372,492 ordinary shares outstanding as of March 1, 2015.

Beneficial Owner	Amount Owned	Percent of Class
Martin S. Gerstel (1)	2,541,268	4.98%
Anat Cohen-Dayag (2)	729,771	1.43%
All directors and Office Holders as a group (15 persons) (3)	4,175,901	7.94%

___________________

(1)
Includes (i) 119,240 shares held by Mr. Gerstel, (ii) 500,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 619,033 shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 615,495 shares held in a trust for which Mr. Gerstel is trustee and a member his immediate family is the beneficiary.  Also includes 687,500 shares subject to options that are currently exercisable or that become exercisable within 60 days after March 1, 2015 with a weighted average exercise price of $1.64 per share and which expire between January 2019 and July 2022.

(2)
Consists of 729,771 shares subject to options that are exercisable within 60 days after March 1, 2015 with a weighted average exercise price of $3.21 per share, and which expire between March 2016 and August 2022.

(3)
See Notes 1 and 2 above, Also includes (i) a total of 833,198 shares subject to options that are beneficially owned by directors and other Office Holders that are exercisable within 60 days after January 31, 2014 with a weighted average exercise price of $3.65 per share and which expire between March 2016 and July 2023 and (ii) a total of 71,664 ordinary shares held by directors.

Share Option Plans

We maintain one active share option plan, plus one additional share option plan under which prior grants remain outstanding, for our employees, directors and consultants. In addition to the discussion below, see Note 9 to our 2014 consolidated financial statements.

Our Board of Directors administered our share option plans until February 2014 and as of such date subject to applicable law (including with respect to the required approval procedure of compensation to Office Holders under the Companies Law (for additional information on the approval procedure of compensation to Office Holders, see “Item 6. Directors, Senior Management and Employees – B. Approval Required for Directors' and Officers' Compensation”), the Compensation Committee administers our share option plans and has the authority to designate terms of the options granted under our plans including the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. Options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our Board of Directors.

Compugen Share Option Plan (2000)

The Compugen Share Option Plan (2000), or the “2000 Option Plan”, enabled granting options for up to an aggregate of 10,191,511 ordinary shares of the Company to our and our subsidiaries' employees, directors and consultants. No further options are being granted under this plan following a July 25, 2010 decision of our Board of Directors which resolved to cancel the shares then remaining available for grant under the 2000 Option Plan. As of December 31, 2014, options to purchase 2,189,205 ordinary shares at a weighted average exercise price of approximately $2.56 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2000 Option Plan. Options to purchase 5,493,599 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $2.83.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our Board of Directors adopted the Compugen 2010 Share Incentive Plan or the “2010 Plan”. The adoption of the 2010 Plan was approved by our Shareholders on May 12, 2011. In addition, the Board of Directors and Shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. 1,953,851 shares were initially reserved for the grant under the 2010 Plan. The Shareholders approved at our 2014 Annual General Meeting to authorize and reserve for purposes of and for issuance under the 2010 Share Incentive Plan an additional 3,000,000 ordinary shares.  In keeping with our Board of Directors’ and Shareholders' resolution any shares subject to options granted under the 2000 Option Plan prior to the adoption of the 2010 Plan which terminate unexercised, will also be made available for future grants under the 2010 Plan. On August 6, 2012 our Board of Directors adopted certain amendments to the 2010 Plan which, among other things, provided for additional types of awards, namely restricted share and restricted share unit awards.

If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by our Board of Directors. As of December 31, 2014, options to purchase 4,541,665 ordinary shares at a weighted average exercise price of approximately $5.78 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2010 Plan. Options to purchase 318,387 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $4.67. Options to purchase 3,925,677 ordinary shares remain available for future grant as of December 31, 2014.

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

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

Based on a review of required SEC filings, we are not aware of any person or entity that is the beneficial owner of more than 5% of our outstanding ordinary shares as of march 1, 2015.  As of March 1, 2015, there were a total of 57 holders of record of our ordinary shares, of which 37 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 96.6% of the outstanding ordinary shares. Our ordinary shares are traded on the NASDAQ Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in street name, therefore we cannot determine who our Shareholders are, their geographical location or how many shares a particular Shareholder owns.

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major Shareholders:

	Ordinary Shares Owned as of February 28, 2013		Ordinary Shares Owned as of February 28, 2014		Ordinary Shares Owned as of March 1, 2015
	Number of shares	Percentage of ownership	Number of shares	Percentage of ownership	Number of shares	Percentage of ownership
Martin Gerstel	2,385,015	6.31%	2,499,604	5.94%	2,541,268	4.98%
Clearbridge Advisors LLC (2)	1,273,245	3.55%	(1)	(1)	(1)	(1)

(1)	Number and percentage of shares outstanding as of such date is unknown, but is less than 5%.

(2)	Percentage of shares outstanding as of February 28, 2013 is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013.

B.  RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our officers and directors as described under “Item 6.  Directors, Senior Management and Employees—B.  Compensation,” since January 1, 2014, we have not entered into any related party transactions.

Keddem Bioscience Ltd.

In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. These operations were subsequently transferred in 2004 to our then wholly owned subsidiary Keddem Bioscience Ltd (“Keddem”), where such operations were later suspended for financial reasons in 2007. On November 19, 2012 we signed an agreement with a private U.S.-based investment company pursuant to which up to $15 million in milestone related equity financing will be made available to Keddem. This financing will be used to further develop and commercialize Keddem's unique technology platform.  Under the agreement, the new investor will obtain a majority equity interest in Keddem, with Compugen maintaining a minority interest and certain future preferential access rights to utilize the Keddem technology with Compugen discovered drug targets.  Martin Gerstel, our Chairman of the Board of Directors is also Chairman of the Board of Keddem, and as of the date of this annual report, we owned 36% of the outstanding securities of Keddem.

See also Note 2v to our 2014 consolidated financial statements.

Neviah Genomics Ltd.

In June 2012, we established together with Merck KGaA and Merck Holdings Netherlands B.V. (collectively, "Merck") a new start-up company, Neviah, which is focused on the discovery and development of novel biomarkers for the prediction of drug-induced toxicity. Neviah operates out of the Merck Serono Israel Bioincubator. Pursuant to our agreement, Merck is providing the initial funding for Neviah and its expertise in the validation and development of biomarkers into a diagnostic test, and we are utilizing certain proprietary predictive discovery technologies and receiving research revenues for our efforts. The agreement provides Compugen with an equity ownership in the new company and a right to royalties from potential future sales. In 2014, we received $212,000 in research revenues under this agreement. In December 2014, we invested together with Merck an amount in addition to Merck’s original investment in order to finance the further validation of the assay and remaining product development costs, for more information see Note 2v to our 2014 consolidated financial statements. Dr. Zurit Levine our VP Research and Discovery, and Dr. Eyal Neria our VP R&D, Planning and Control are directors in Neviah on behalf of the Company. Until January 11, 2014, Adv. Tami Fishman Jutkowitz our general counsel was a director in Neviah. Adv. Tami Fishman Jutkowitz was replaced on January 11, 2014 by Dr. Eyal Neria.

As of the date of this annual report, we owned 25.12% of the outstanding securities of Neviah.

See also Note 2v and Note 14 to our 2014 consolidated financial statements.

Indemnification of Our Directors and Officers

Compugen releases its Office Holders from liability and indemnifies them to the fullest extent permitted by law and its Articles, and provides them with letters of indemnification and exemption and release for this purpose, in the form approved at a special Shareholders meeting which took place at September 2013. Under the letters of indemnification and exemption and release, (i) Compugen’s undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) shall be limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that the Company undertakes towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, shall not exceed $5 million. Under Israeli law, indemnification is subject to other limitations, including those described below. Subject to applicable law, we may also indemnify our Office Holders following specific events.

Compugen’s Office Holders are also covered by directors’ and officers’ liability insurance. The Companies Law provides that a company may not exempt or indemnify an Office Holder, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the Office Holder of his or her duty of loyalty except, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the Office Holder of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon an Office Holder. In addition, the Companies Law provides that Office Holders can only be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Israeli Companies Law)). For more information see “Item 6.  Directors, Senior Management and Employees—B.  Compensation-Indemnification, Exemption and Insurance”.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Approved Enterprises and/or Benefiting Enterprises programs, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 10 to our 2014 consolidated financial statements and “Item 10. Taxation.”

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

Year Ended	High	Low
December 31, 2010	$5.32	$3.04
December 31, 2011	$5.80	$3.32
December 31, 2012	$6.47	$2.96
December 31, 2013	$11.92	$4.56
December 31, 2014	$14.32	$6.27

Quarter Ended
March 31, 2013	$6.32	$4.84
June 30, 2013	$6.60	$4.56
September 30, 2013	$10.60	$5.04
December 31, 2013	$11.92	$7.92
March 31, 2014	$14.32	$8.76
June 30, 2014	$11.55	$7.58
September 30, 2014	$10.02	$8.19
December 31, 2014	$9.09	$6.27

Month Ended
September 30, 2014	$10.02	$8.52
October 31, 2014	$8.86	$6.93
November 30, 2014	$7.53	$6.27
December 31, 2014	$9.09	$6.49
January 31, 2015	$9.65	$7.68
February 28, 2015	$8.84	$6.92

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

Year Ended	High*	Low*
December 31, 2010	$5.64	$3.08
December 31, 2011	$5.92	$3.27
December 31, 2012	$6.35	$3.03
December 31, 2013	$11.79	$4.57
December 31, 2014	$13.48	$6.40

Quarter Ended
March 31, 2013	$6.31	$4.87
June 30, 2013	$6.52	$4.57
September 30, 2013	$10.57	$5.18
December 31, 2013	$11.79	$7.98
March 31, 2014	$13.48	$8.79
June 30, 2014	$11.35	$7.62
September 30, 2014	$9.69	$8.29
December 31, 2014	$9.07	$6.40

Month Ended
September 30, 2014	$9.69	$8.67
October 31, 2014	$9.07	$7.23
November 30, 2014	$7.46	$6.40
December 31, 2014	$8.92	$6.51
January 31, 2015	$9.53	$7.69
February 28, 2015	$8.84	$7.27

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

Objects and Purposes

We are incorporated under the Companies Law under the name Compugen Ltd., public company number 51-177-963-9. The Memorandum of Association of Compugen Ltd. (the “Memorandum”) was registered in 1993, and was most recently amended by our Shareholders at our 2014 Annual General Meeting. At our 2013 Annual General Meeting, the Shareholders adopted new articles of association which constitute the Company’s effective Articles of Association as of such date. The purpose of the Company as stated in our incorporation documents is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

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

The Terms of Office and Employment of Office Holders are subject to the approval of the compensation committee and the board of directors, and must generally be consistent with the company’s compensation policy. In some circumstances, shareholder approval is required. See “Item 6 - Directors’, Senior Management and Employees – B. Compensation - Approval Required for Directors’ and Officers’ Compensation”.

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions with us, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

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

Our Articles provide that our Board of Directors, may, subject to the Companies Law, from time to time, declare and cause the Company to pay such dividends as may appear to the Board of Directors to be justified by the profits of our Company. Subject to the rights of the holders of shares with preferential, special or deferred rights that may be authorized in the future, our profits which shall be declared as dividends shall be distributed according to the proportion of the nominal (par) value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal (par) value, if any. The declaration of dividends does not require Shareholders’ approval.

To date, we have not declared or distributed any dividend and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Voting Rights

Subject to the provisions of our Articles, holders of ordinary shares have one vote for each ordinary share held by such Shareholder of record, on all matters submitted to a vote of Shareholders. Shareholders may vote in person, by proxy or by proxy card. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of the majority of the shares present and voting at a Shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

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

Modification of Rights

Our Memorandum provides that we may amend the Memorandum in order to increase, consolidate or divide or otherwise amend our share capital by a simple majority of the voting power present at a Shareholders meeting as currently provided in our Articles or by such other majority as shall be set forth in our Articles from time to time.

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

Shareholders Meetings and Resolutions

Our Articles provide that our annual general meeting shall be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting), and place determined by our Board of Directors. Our Board of Directors may, in its discretion, convene additional Shareholders meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of (i) 5% or more of the Company’s issued share capital and one percent or more of its voting rights; or (ii) 5% or more of the Company’s voting rights. All demands for shareholders meetings must set forth the items to be considered at that meeting.

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

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of Shareholder meetings of public companies (the “General Meeting Regulations”), holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a Shareholder meeting to be included on the agenda of a Shareholder meeting, generally by submitting a proposal within seven days of publicizing the convening of a Shareholder meeting, or, if the Company publishes a preliminary notice at least 21 days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles. The agenda for a Shareholder meeting is determined by the Board of Directors and must include matters in respect of which the convening of a Shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent of the Company’s voting rights, as detailed above.

Pursuant to the Companies Law and the General Meeting Regulations shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, we are not required to deliver or serve notice of a general meeting or of any adjournments thereof to any Shareholder. However, subject to applicable law and stock exchange rules and regulations, we will publicize the convening of a general meeting in any manner reasonably determined by us, such as posting a notice on the Company’s website, filing an appropriate periodic report with the SEC, or publishing on one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all Shareholders on the date on which it is first made, posted, filed or published in the manner so determined by us in our sole discretion.

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

Change of Control

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

In approving a merger, the board of directors of both merging companies must determine that there is no reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy its obligations to its creditors. Similarly, upon the request of a creditor of either party to the proposed merger, an Israeli court may prevent or delay the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy the obligations of the merging parties. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger. Further, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for the approval of the merger were filed with the Israeli registrar of companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

Under the Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition,  the acquirer will hold (i) 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, the acquirer will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order for all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

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

Changes in Capital

Our Articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by a simple majority of our Shareholders at a general meeting by voting on such change in the capital.

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”).  Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to a an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date.  A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 2% on the capital gain may be imposed upon Shareholders whose annual taxable income from all sources exceeds a certain amount. Different tax rates may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2012, capital gain tax equal to the corporate tax rate (as of January 1, 2014 and thereafter – 26.5%) will generally be imposed on the sale of traded shares.

In addition, if our ordinary shares are traded on a Recognized Exchange gains on the sale of our ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our ordinary shares, to non-Israeli residents, are generally subject to a tax rate of 25%, unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from the Company’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 15% unless a different tax rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Preferred Income is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty. The Company does not currently have any Preferred Enterprises.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations have not had a material effect on the Company.

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

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. Except where noted, this summary deals only with ordinary shares held as capital assets (generally, property held for investment). It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our ordinary shares in exchange for services.

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

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Internal Revenue Code, Treasury Regulations, and relevant judicial decisions and administrative guidance, all as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. No ruling or opinions of counsel will be sought in connection with the matters discussed herein. There can be no assurance that the positions we take on our tax returns will be accepted by the Internal Revenue Service.

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

Notwithstanding the above,  dividends received by a non-corporate U.S. holder during a year in which the Company is a Passive Foreign Investment Company (a “PFIC Year”) or in a year following a PFIC Year generally will not be eligible for the reduced rates of taxation. Dividends will generally be from a non-U.S. source and treated as “passive income” for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Israeli withholding taxes in computing its taxable income, but only for a taxable year in which such holder elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Israeli withholding taxes) exceeds  our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles,  the distribution will first be treated as a tax-free return of capital, causing a  reduction  in the adjusted basis of the shares, and the balance in excess of adjusted basis  will be treated as capital gain, long-term if the U.S. holder has held the shares for more than one year, and generally will be gain or loss from U.S. sources. See “Disposition of Ordinary Shares” below for a discussion of capital gains tax rates and limitations on deductions for losses. We do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend (as discussed above).

 Disposition of Ordinary Shares

In general, subject to the discussion under—“Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the Treaty. If such gain or loss is treated as U.S. source gain or loss, a U.S. holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of an ordinary share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

Passive Foreign Investment Company

Based on our financial statements and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2014. There can be no assurance that we will not become a PFIC in the future.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets,

that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).   If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.  Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ordinary shares may also result in our becoming a PFIC to the extent we are not already a PFIC already.  If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

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

If we are a PFIC, each U.S. holder, upon certain “excess distributions” by us and upon disposition of our ordinary shares at a gain, would be liable to pay tax at the highest then-prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the holder’s holding period for the ordinary shares. Distributions received in a taxable year that are greater than 125.0% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the shares will be treated as excess distributions. Additionally, if we are a PFIC, a U.S. holder who acquires ordinary shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such ordinary shares. Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in a PFIC Year or in the taxable year following a PFIC Year.

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

 If our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. The adjusted tax basis of a U.S. holder’s ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general excess distribution rules and the denial of basis step-up at death described above. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

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

Under the Hiring Incentives to Restore Employment Act of 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ordinary shares.

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

Interest Rate Risk

As of December 31, 2014, we had $107.6 million in cash, cash equivalents, short-term and long-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Notes 2 and 3 to our 2014 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.  The inflation (deflation) rate in Israel was   (0.2%), 1.8%, and 1.6%, in 2014, 2013, and 2012, respectively. The appreciation (devaluation) of the NIS against the U.S. dollar amounted to 12%, (7%), and (2.3%), in 2014, 2013, and 2012, respectively.  For 2014 assuming a 10% appreciation of the NIS against the U.S. dollar, we would experience exchange rate losses of approximately $1.4 million, while assuming a 10% devaluation of the NIS against the U.S. dollar, we would experience an exchange rate gain of approximately $1.2 million. A significant portion of our expenditures is employee compensation-related.  Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments.  These upward adjustments increase salary expenses in U.S. dollar terms. The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally.  Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We entered into foreign currency derivative contracts to hedge a portion of its anticipated NIS payroll and certain operation expenses. For more information, see Note 2u of our 2014 consolidated financial statements.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The Shareholders approved at our 2014 Annual General Meeting certain changes to our Memorandum. These changes included a replacement to section 2 of the Memorandum, which relates to the Company's purposes, with one general and broad purpose, in accordance with the Companies Law to engage in any lawful act or activity for which companies may be organized under the Companies Law. Following this replacement, the purpose of the Company as set forth in the Memorandum is now identical to the purpose of the Company as provided for in our Articles.

In addition our Shareholders approved to add to the Memorandum a new Section 5, pursuant to which the majority required to amend the Memorandum in order to change the Company's name; its purpose; or to increase, consolidate or divide or otherwise amend its share capital; is a simple majority of the voting power present at a Shareholder meeting as currently provided in our Articles or by such other majority as shall be set forth in our Articles from time to time, rather than by a majority of seventy-five percent (75%) of the votes present and voting.

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. In making this assessment, our management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report

Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2014 that are included in this annual report, has issued an attestation report on our internal control over financial reporting as of December 31, 2014.

C.  ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on internal control over financial reporting as of December 31, 2014 is provided on page F-3, as included under Item 18 of this annual report.

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

ITEM 16B.       CODE OF ETHICS

We have adopted a Code of Conduct that applies to all of our employees, officers and directors as well as a Code of Ethics for Senior Financial Officers that applies to our chief executive officer, chief financial officer, controller, assistant controller and subsidiaries’ controllers.

The Code of Conduct and the Code of Ethics for Senior Financial Officers are posted on our website, www.cgen.com.

Disclosure regarding any amendments to, or waivers from, provisions of the Code of Ethics for Senior Financial Officers will be included in a Form 6-K following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of the NASDAQ Listing Rules, in which case we will post it on our website. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2014.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed to us by our principal accountant for professional services rendered in the years ended December 31, 2014 and 2013:

	2014	2013
Audit Fees	$135,000	$104,000
Audit Related Fees	$-	$-
Tax Fees	$30,000	$19,000
All Other Fees	$84,000	$10,000
Total	$249,000	$133,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance tax advice and tax planning which in year 2014 and 2013 were consultancy relating to domestic and international tax aspect related with Baize Termination & Equity Conversion agreement, Israeli Tax options ruling, international tax aspect of the Bayer Collaboration, VAT consultation, Annual Israeli tax reports, foreign vendors withholding tax exempt request and consultancy relating to Israeli tax withholding assessment; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us including consultancy and consents with respect to underwritten public offering and Forms F-3 filed with the SEC.

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

The Shareholders approved at our 2014 Annual General Meeting the engagement of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the fiscal year ended December 31, 2014 and until the next annual Shareholder meeting.  Such approval followed the pre-approval by the Audit Committee and Board of Directors of such engagement.

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

Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Consistent with Israeli law, our Board of Directors handles this process.  We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

Shareholder Approval:  Pursuant to Israeli law, we seek Shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking Shareholder approval under NASDAQ Listing Rule 5635.  See “Item 10. Additional Information — B. Memorandum and Articles of Association — Conflict of interest” in this annual report for a description of certain transactions requiring Shareholder approval under the Companies Law.

Quorum at an Adjourned General Meeting of Shareholders: Consistent with Israeli law, generally, a quorum for an adjourned general meeting of shareholders of the Company is any two shareholders present in person, by proxy or by proxy card at such meeting.  As such, the quorum requirements for an adjourned meeting are different from the NASDAQ requirement that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Articles of Association of Compugen, as amended (incorporated by reference to Exhibit 1.1 to Compugen’s report on Form 6-K filed with the SEC on September 23, 2013 (File No. 000-30902)).
1.2	Memorandum of Association of Compugen, as amended (incorporated by reference to Exhibit 99.2 to Compugen’s report on Form 6-K filed with the SEC on October 29, 2014 (File No. 000-30902)).
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

4.2.3@
Amendment to Funding Agreements, dated April 21, 2013, between Compugen and Baize Investments (Israel) Ltd. (incorporated by reference to Exhibit 10.1 to Compugen’s 6-K filed with the SEC on August 2, 2013 (File No. 000-30902)).

4.2.4
Termination and Equity Conversion Agreements, dated August 20, 2014, between Compugen and Baize Investments (Israel) Ltd. (incorporated by reference to Exhibit 10.1 to Compugen’s 6-K filed with the SEC on August 21, 2014 (File No. 000-30902)).

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

4.5	Compugen Ltd. Share Option Plan (2000) (incorporated by reference to Exhibit 10.17 to Compugen’s Registration Statement on Form F-1 filed on August 2, 2000 (File No. 333-12316)).
4.6*	Compugen Ltd. 2010 Share Incentive Plan.
4.7@
Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG (incorporated by reference to Exhibit 10.1 to Compugen’s 6-K, filed with the SEC on August 26, 2014 (File No.  000-1178913)).

4.8
Lease, dated December 12, 2013, by and between Britannia Pointe Grand Limited Partnership and Compugen USA, Inc. (incorporated by reference to Exhibit 4.8 to Compugen’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 18, 2014 (File No. 000-1178913))

4.9
Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders (incorporated by reference to Exhibit C to Exhibit 99.3 to Compugen’s 6-K filed with the SEC on August 2, 2013 (File No. 000-30902)).

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
101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements.

*	Filed herewith.

@	Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD.

By:	/s/ Dr. Anat Cohen-Dayag
Name: Dr. Anat Cohen-Dayag
Title: President and Chief Executive Officer, Director
Date: March 12, 2015

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 12, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

COMPUGEN LTD.

We have audited Compugen Ltd.'s and its subsidiary (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 12, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 12, 2015	A Member of Ernst & Young Global

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	$25,643	$28,751
Restricted cash		543	154
Short-term bank deposits		47,000	18,015
Investment in Evogene		1,054	4,565
Other accounts receivable and prepaid expenses	4	858	1,731

Total current assets		75,098	53,216

NON-CURRENT ASSETS:
Long-term bank deposits		35,026	-
Long-term prepaid expenses		108	158
Severance pay fund		2,024	2,129
Property and equipment, net	5	2,730	1,208

Total non- current assets		39,888	3,495

Total assets		$114,986	$56,711

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$1,493	$693
Deferred revenue	2(l)	1,789	5,318
Research and development funding arrangement	7	421	-
Other accounts payable and accrued expenses	6	2,886	1,728

Total current liabilities		6,589	7,739

NON- CURRENT LIABILITIES:
Research and development funding arrangement	7	-	13,189
Deferred revenue	2(l)	-	1,454
Accrued severance pay		2,281	2,441

Total non-current liabilities		2,281	17,084

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at December 31, 2014 and 2013; 50,254,492 and 41,002,113 shares issued and outstanding at December 31, 2014 and 2013, respectively		137	111
Additional paid-in capital		324,053	235,351
Accumulated other comprehensive income		1,222	4,628
Accumulated deficit		(219,296)	(208,202)

Total shareholders' equity		106,116	31,888

Total liabilities and shareholders' equity		$114,986	$56,711

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2014	2013	2012

Revenue	12, 14	$12,367	$3,549	$242
Cost of revenue		3,344	2,509	201

Gross profit		9,023	1,040	41

Operating expenses:
Research and development expenses, net	7(b)	15,074	12,275	9,442
Marketing and business development expenses		838	962	684
General and administrative expenses		5,448	4,846	3,457

Total operating expenses		21,360	18,083	13,583

Operating loss		(12,337)	(17,043)	(13,542)

Financial income (loss), net	13	1,758	3,460	(86)
Equity loss		(155)	-	-

Loss before tax expenses		(10,734)	(13,583)	(13,628)

Income taxes	10(g)	(360)	(500)	-

Net loss		$(11,094)	$(14,083)	$(13,628)

Basic net loss per share		$(0.23)	$(0.36)	$(0.38)

Diluted net loss per share		$(0.26)	$(0.36)	$(0.38)

Other comprehensive loss:

Unrealized gain (loss) arising during the period on the investment in Evogene		$(1,202)	$2,972	$1,103

Realized gain arising during the period on the investment in Evogene		$(2,345)	$(3,711)	$-

Unrealized gain arising during the period from foreign currency derivative contracts		$141	$-	$-

Total comprehensive loss		$(14,500)	$(14,822)	$(12,525)

Weighted average number of ordinary shares used in computing basic net loss per share		47,808,855	38,869,438	35,844,496
Weighted average number of ordinary shares used in computing diluted net loss per share		48,387,063	38,869,438	36,249,262

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity
Balance as of January 1, 2012	34,707,622	$94	$195,714	$4,264	$(180,491)	$19,581

Options exercised	696,988	2	1,878	-	-	1,880
Issuance of shares	1,185,868	3	6,264	-	-	6,267
Stock-based compensation relating to options and warrants issued to non-employees	-	-	145	-	-	145
Stock-based compensation relating to options issued to employees and directors	-	-	2,324	-	-	2,324
Other comprehensive income from marketable securities	-	-	-	1,103	-	1,103
Net loss	-	-	-	-	(13,628)	(13,628)

Balance as of December 31, 2012	36,590,478	99	206,325	5,367	(194,119)	17,672

Options exercised	1,786,473	5	5,626	-	-	5,631
Issuance of shares	2,625,162	7	19,697	-	-	19,704
Stock-based compensation relating to options and warrants issued to non-employees	-	-	164	-	-	164
Stock-based compensation relating to options issued to employees and directors	-	-	3,379	-	-	3,379
Classification of liability with respect to outstanding options to non-employee to equity	-	-	160	-	-	160
Other comprehensive loss from marketable securities	-	-	-	(739)	-	(739)
Net loss	-	-	-	-	(14,083)	(14,083)

Balance as of December 31, 2013	41,002,113	111	235,351	4,628	(208,202)	31,888

Options exercised	389,289	1	1,422	-	-	1,423
Issuance of shares, net	7,263,090	21	70,697	-	-	70,718
Issuance of shares in respect to Termination and Equity Conversion Agreement	1,600,000	4	12,950			12,954
Stock-based compensation relating to options and warrants issued to non-employees	-	-	361	-	-	361
Stock-based compensation relating to options issued to employees and directors	-	-	3,272	-	-	3,272
Other comprehensive loss from marketable securities	-	-	-	(3,547)	-	(3,547)
Other comprehensive income from foreign currency derivative contracts	-	-	-	141	-	141
Net loss	-	-	-	-	(11,094)	(11,094)

Balance as of December 31, 2014	50,254,492	137	324,053	1,222	(219,296)	106,116

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net loss	$(11,094)	$(14,083)	$(13,628)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,633	3,543	2,469
Depreciation	658	370	299
Severance pay, net	(55)	59	75
Gain from sale of Evogene shares	(2,345)	(3,711)	-
Change in fair value of exchange option and embedded derivatives within research and development funding arrangements	(269)	811	588
Amortization of the Research and Development Component within research and development funding arrangement	(337)	(230)	(130)
Change in the fair value of liability with respect to outstanding options to non-employee	-	(104)	(20)
Loss in respect to Termination and Equity Conversion Agreement	792	-	-
Decrease (increase) in other accounts receivable and prepaid expenses	1,026	(1,105)	(112)
Decrease (increase) in long-term prepaid expenses	152	202	(301)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	1,674	1,037	(86)
Increase (decrease) in deferred revenues	(4,983)	6,772	-

Net cash used in operating activities	(11,148)	(6,439)	(10,846)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	18,015	3,215	16,525
Investment in short-term bank deposits	(47,000)	(18,015)	(3,215)
Investment in long-term bank deposits	(35,026)	-	-
Changes in restricted cash	(389)	(50)	-
Purchase of property and equipment	(1,896)	(328)	(1,005)
Increase in long-term lease deposits	(102)	-	(42)
Proceeds from sale of investment in Evogene	2,309	3,603	-

Net cash provided by (used in) investing activities	(64,089)	(11,575)	12,263

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	70,718	19,760	6,211
Proceeds from research and development funding arrangements	-	5,000	1,000
Proceeds from exercise of options	1,411	5,631	1,900

Net cash provided by financing activities	72,129	30,391	9,111

Increase (decrease) in cash and cash equivalents	(3,108)	12,377	10,528
Cash and cash equivalents at the beginning of the year	28,751	16,374	5,846

Cash and cash equivalents at the end of the year	$25,643	$28,751	$16,374

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares in respect to Termination and Equity Conversion Agreement	$12,162	$-	$-

Receivables from foreign currency derivative contracts	$141	$-	$-

Receivables on account of shares	$12	$-	$56

Purchase of property and equipment	$284	$-	$47

Cash paid (received) during the year for:

Income taxes	$360	$500	$-

Interest payments received from bank short-term deposits and cash equivalents	$(235)	$(112)	$(297)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.
Compugen Ltd. (the "Company") is a leading drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes  a broad and continuously growing integrated  infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug candidates, which are then advanced in its Pipeline Program. Beginning in late 2010, the Company established the Pipeline Program, consisting of targets and product candidates for applications in oncology and immunology, based largely on novel immune checkpoint regulator candidates discovered by the Company. The Company's business model includes entering into collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing the Company with potential milestone payments, royalties and other forms of revenue sharing payments.

The Company's headquarters are located in Israel, the research and development facilities are located both in Israel and through its wholly-owned U.S. subsidiary, Compugen USA, Inc. ("Compugen Inc.") in South San Francisco, California.

b.
On August 5, 2013, the Company entered into a Research and Development Collaborationand License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and is eligible to receive an aggregate of over $ 500,000 in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $ 30,000 during the research programs. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Under the Bayer Agreement, the Company and Bayer will jointly pursue a preclinical research program with respect to each of the two immune checkpoint regulators. A joint steering committee consisting of an equal number of representatives from each party will be responsible for overseeing and directing each such research program pursuant to agree upon work-plans. Each party will be responsible for the costs and expenses incurred by it in performing its designated activities under the work-plans during the research programs. Following each such research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting the Company-discovered immune checkpoint regulators and will have worldwide commercialization rights for any approved products.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The functional currency of the Company is the U.S. dollar, as the Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and Compugen Inc. have operated and expect to continue to operate in the foreseeable future. The majority of the Company's revenues and financing transactions were made in U.S. dollars. The majority of the Company operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels ("NIS").

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and Compugen Inc., Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash held in interest bearing saving accounts which are used as a security for the Company's Israeli facilities leasehold bank guarantee, foreign currency derivative contracts, and credit card security for Compugen Inc.

f.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

The short-term bank deposits as of December 31, 2014 and 2013 are in U.S. dollar and bear an annual average interest rate of 0.85% and 0.63%, respectively.

g.	Marketable securities:

The Company accounts for its investment in Evogene Ltd. ("Evogene") in accordance with ASC No. 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its investment in Evogene as available-for-sale securities which are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income (loss), net" and are derived using the specific identification method for determining the cost of securities.

The Company recognizes an impairment charge when a decline in the fair value of its investments is below the cost basis of such securities and is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. During the years 2014, 2013 and 2012, no impairment losses have been identified.

As of December 31, 2014 and 2013, the Company holds 113,405 and 232,292 shares representing less than 1% of Evogene outstanding ordinary shares.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Non-current prepaid expenses:

Non-current prepaid expenses consist of non-current lease deposits as security for the Compugen Inc.'s facility lease, motor vehicles leases and non-refundable payments for research and developments services (see also Note 8e).

i.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term bank deposits.

The long-term bank deposits as of December 31, 2014 are in U.S. dollar and bear an annual average interest rate of 1.02% .The long-term bank deposits matures in the period between May-June 2016.

j.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6 - 20 (mainly 20)
Leasehold improvements	Shorter of the term of the lease or useful life

k.         Impairment of long-lived assets:

The long-lived assets of the Company and Compugen Inc. are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2014, 2013 and 2012, no impairment losses have been identified.

l.	Revenue recognition:

The Company generates revenue mainly from its Research and Development Collaboration and License Agreement. The revenues are derived mainly from upfront license payments, research and development services and contingent payments related to milestones achievements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 605-25, "Multiple-Element Arrangements" pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has "stand-alone value". The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is not contingent based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available.

Revenues from upfront license payments and research and development services are recognized according to the proportional performance method along the research and development services period in accordance with ASC 605-10, "Revenue Recognition".

As of December 31, 2014 and 2013 the Company deferred revenues in respect to the upfront license payment amounted to $ 1,789 and $ 6,711, respectively.

Contingent payments related to milestones achievement and royalties are recognized immediately upon the accomplishment of futures events, in accordance with ASC 605-28, "Revenue Recognition – Milestone Method".

On June 27, 2014, and October 14, 2014 the Company achieved the first and second substantive milestones with respect to one licensed program, under the Bayer Agreement according to which the Company recognized revenues in total amount of $ 7,200 in accordance with the criteria prescribed under ASC 605-28.

m.	Cost of revenues:

Cost of revenues consist mainly of research and development expenses attributed to the Research and Development Collaboration and License Agreement, as well as certain royalties paid.

n.	Research and development expenses, net:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Research and Development component, as defined in note 7, is recognized at the time the Company received the payments under research and development funding arrangement, which is calculated as residual between the payments received and the embedded derivatives, and is amortized over the period in which the development is being provided in connection with the relevant designated product candidates. Such component is deducted from research and development expenses in the consolidated statements of comprehensive loss.

o.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. The value of these deposits and policies is recorded as an asset in the Company's balance sheet.

Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2014, 2013 and 2012 amounted to approximately $ 344, $ 294 and $ 252, respectively.

p.	Stock-based compensation:

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

The Company selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model (except as mentioned in Note 9e) as the most appropriate fair value method for the majority of its share-options awards and values share based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for granted options:

	Year ended December 31,
	2014	2013	2012
Volatility	56%	71%	82%
Risk-free interest rate	1.53%	1.25%	0.66%
Dividend yield	0%	0%	0%
Expected life (years)	4.7	4.4	4.5

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

q.	Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities, long-term bank deposits and foreign currency derivative contracts.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the U.S. Generally, these deposits may be redeemed upon demand and bear minimal risk.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term bank deposits are invested in major banks in Israel. Management believes that the financial institutions that hold the Company's investment are financially sound and, accordingly, minimal credit risk exists with respect to this investment.

The Company’s marketable securities consist of investment in Evogene ordinary shares which are publicly traded in the U.S. and Israel.

r.	Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding share options and warrants for the years ended December 31, 2014, 2013 and 2012 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. As of December 31, 2014, 2013 and 2012 the total weighted average number of shares related to outstanding options excluded from the calculations of diluted net loss per share were 6,363,348, 6,271,819 and 6,170,554, respectively. The total weighted average number of shares related to warrants under the research and development funding arrangement excluded from the calculations of diluted net loss per share were 333,333 for the year ended December 31, 2014 and 500,000 for each of the years ended December 31, 2013 and 2012. As of December 31, 2013 the total weighted average number of shares related to the exchange option under the research and development funding arrangement excluded from the calculations of diluted net loss per share was 2,157,293.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes", ("ASC 740") which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2014 and 2013, a full valuation allowance was provided by the Company.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2014 and 2013 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

t.	Fair value of financial instruments:

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, other accounts receivable, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measures its investment in Evogene, embedded derivatives with respect to research and development funding arrangement, the liability with respect to outstanding options to non-employees and foreign currency derivative contracts at fair value (see also Note 11).

u.	Derivative instruments:

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”. ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of December 31, 2014, the Company had outstanding forward contracts in the notional amount of $ 5,626. These contracts were for a period of nine months ended September 30, 2015. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such during 2014 unrealized gains in the amount of $ 141 were recognized under other comprehensive income, none of the related expenses were incurred and therefore the Company did not classify any of the amount to operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2015 amounted to unrealized gains of $ 141.

v.	Investment in affiliates:

The Company accounts for its investment in affiliated companies under the equity method in accordance with ASC 323, "Investments-Equity Method". For the purpose of these financial statements, an affiliated company is a company held to the extent of 20% or more, or a company less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has two investments in affiliates, Neviah Genomics Ltd. ("Neviah") and Keddem BioScience Ltd. ("Keddem"). The Company does not have control over Neviah and Keddem, however has significant influence through holding rights of 25.12% and 36%, respectively. The Company accounts for its investment in Neviah and Keddem under the equity method. Both Neviah and Keddem are in accumulated loss position until December 31, 2014 and because the Company has no commitment to fund Neviah's and Keddem's operations, no investment account was recorded in the Company's consolidated financial statements as of December 31, 2014 and 2013.

On December 17, 2014 ("Loan Grant Date") the Company, Merck Holdings Netherlands B.V. ("Merck Holdings") and Neviah entered into Convertible Bridge Loan ("Loan") Agreement ("Loan Agreement") in total amount of Euro 500 thousand ("Loan Amount") to finance Neviah's operations. Under the agreement, the Company provided an amount of $ 155 reflecting its respective portion of the Loan Amount. The Loan is granted for a period of 18 months from the Loan Grant Date ("Loan Term") and bear interest at an annual rate of 2%.

The Loan is automatically converted under certain terms in the event of Qualified Investment or M&A Transaction as defined in the Loan Agreement. In addition if a Qualified Investment does not occur within six months from the Loan Grant Date, the Company may elect to convert the Loan under certain terms as defined in the Loan Agreement.

Following the financing of the Loan as described above, the Company recorded equity losses of $ 155 in respect to the total amount provided to Neviah.

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company elected to present the comprehensive income in a single continuous statement. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains on foreign currency derivative contracts and unrealized gains on available- for- sale marketable securities.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New Accounting Pronouncements and Other Standards:

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3:-      CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013

Bank deposits in U.S. dollars (bearing an annual average interest rate of 0.22% for 2013)	$-	$24,731
Bank deposits in NIS (bearing an annual average interest rate of 1.32% for 2013)	-	1,441
Cash in banks	25,643	2,579

	$25,643	$28,751

NOTE 4:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses	501	492
Government authorities	58	1,172
Accrued interest	143	57
Receivables from foreign currency derivative contracts	141	-
Other	15	10

	$858	$1,731

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computers, software and related equipment	$5,429	$5,139
Laboratory equipment and office furniture	6,038	4,219
Leasehold improvements	739	668

	12,206	10,026
Accumulated depreciation:
Computers, software and related equipment	5,100	4,978
Laboratory equipment and office furniture	3,770	3,281
Leasehold improvements	606	559

	9,476	8,818

Depreciated cost	$2,730	$1,208

For the years ended December 31, 2014, 2013 and 2012, depreciation expenses were approximately $ 658, $ 370 and $ 299, respectively.

NOTE 6:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Employees and related accruals	$1,234	$626
Consultants and board of directors members	353	314
Accrual for OCS royalties payment	289	120
Accrued expenses	992	663
Other	18	5

	$2,886	$1,728

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT

The following table summarizes the balances recorded on the Company's financial statements with respect to the research and development funding arrangements:

	December 31,
	2014	2013

Embedded Derivatives	$-	$12,431
Research and Development Component	421	758

	$421	$13,189

a.
On December 29, 2010, the Company entered into a Funding Agreement (the “Original Pipeline Funding Agreement”) with Baize Investments (Israel) Ltd. (“Baize”), pursuant to which Baize provided the Company with $ 5,000 in support of the Company’s therapeutic product candidates in research and development.  On December 20, 2011, the Company also entered into a mAb Funding Agreement with Baize, pursuant to which Baize agreed to invest $ 8,000 in connection with certain research funding for certain  mAb product candidates.  This agreement was amended on July 24, 2012 and December 27, 2012 (as amended, the “mAb Funding Agreement”).

As part of the mAb Funding Agreement the Company granted, 100,000 options to an agent and cash payment of $ 80. Based on ASC 505, the Company recorded the options as a liability at fair value and re-measured the liability at each cut-off period. During the year ended December 31, 2013 and 2012 the Company recorded financial income of $ 104 and $ 20, respectively in the consolidated statements of comprehensive loss.

In April 2013, following receipt of the final funding amount under the mAb Funding Agreement and grant of the options to an agent, the remaining re-measured outstanding liability was classified to the Company's additional-paid-in-capital.

On April 21, 2013, the Company entered with Baize into an amendment to the funding agreements, pursuant to which the mAb Funding Agreement was terminated and the Original Pipeline Funding Agreement was amended (the “Amended Pipeline Funding Agreement”) as follows.

•
Until June 30, 2015, Baize had the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to the “Combined Program Initial Candidates” (“Amended Initial Participation Rights”). The Combined Program Initial Candidates included (i) the five designated product candidates from the Original Pipeline Funding Agreement and (ii) all mAb product candidates to be developed against the eight specified Targets from the mAb Funding Agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

•
Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from the Company of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates Baize was required to select five product candidates from the Combined Program Initial Candidates, as “Selected Products.”

•
Beginning July 1, 2015 through December 31, 2030, Baize was to have the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to the five Selected Products (the “Amended Final Participation Rights”, together with the Amended Initial Participation Rights, the "Amended Participation Rights").

•
Baize had the right at any time until June 30, 2015 to exchange the Amended Participation Rights for a number of the Company’s ordinary shares to be calculated as the quotient of (i) $ 13,000 less 50% of any cash consideration paid to Baize as Amended Participation Rights, divided by (ii) the average closing price of the Company’s ordinary shares during the twenty (20) trading days prior to the Actual Exchange Date (the “Exchange Price”); provided however that the Exchange Price was not to be lower than $ 3.00 per share, and was not to exceed $ 12.00 per share.

•
The warrant granted to Baize to purchase up to 500,000 of the Company’s ordinary shares with original exercise price of $ 6.00 (“Detachable Warrants”) under the Original Pipeline Funding Agreement was terminated, and the Company had issued Baize a new warrant (the “2013 Warrant”) to purchase up to 500,000 of the Company’s ordinary shares, exercisable at $ 7.50 per share through June 30, 2015.

b.
In accordance with ASC 730-20, "Research and Development Arrangements" and ASC 815, "Derivative and Hedging" the Company considered the Participation Rights of the instrument issued to be a research and development arrangement ("Research and Development Component") coupled with embedded derivatives (that are the Conversion Alternative and the Participation Rights ) as those instruments do not have fixed settlement provisions.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

As of December 31, 2013 and 2012, the Company re-measured the embedded derivatives in the Research and Development Component and recorded an accumulated $ 811 and $ 588 as financial expenses, respectively in the consolidated statements of comprehensive loss.

The Research and Development Component was calculated as residual between the payments received and the embedded derivatives (as mentioned above), recorded at cost and has been amortized over the period in which the development is being provided in connection with the relevant designated product candidates as deduction from research and development expenses in the consolidated statements of comprehensive loss. As of December 31, 2014 and 2013 the Research and Development Component amounted of $ 421 and $ 758. During the years ended December 31, 2014, 2013 and 2012 the Company amortized the Research and Development Component within research and development funding arrangement in the total amount of $ 337, $ 230 and $ 130, respectively.

c.	On August 20, 2014, the Company entered with Baize into the Termination and Equity Conversion Agreement (the “2014 Baize Agreement”) pursuant to which:

•
The Amended Pipeline Funding Agreement, including all rights to receive the Amended Participation Rights and all rights to receive information concerning the Combined Program Initial Candidates, has been terminated.

•	The 2013 Warrant has been terminated.

•	The Company issued to Baize 1,600,000 of its ordinary shares, par value NIS 0.01 per share.

•
Until December 31, 2015, Baize has the right to receive 5% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to the Combined Program Initial Candidates.

d.	The Company selected the Monte Carlo Simulation model as the methodology for determining the fair value for the embedded derivatives.

These option-pricing models require a number of assumptions, of which the most significant are the expected share price volatility and the expected term.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

In estimating the embedded derivatives' fair value, the Company used the following assumptions:

	August 20, 2014	December 31, 2013
	Amended Funding Arrangement

Risk-free interest rate (1)	0.09%	0.25%
Expected volatility (2)	57.76%	55.65%
Expected life (in years) (3)	0.84	1.5
Expected dividend yield (4)	0	0

(1)	Risk-free interest rate – based on the yields from U.S. treasury bonds with equivalent terms.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the expected term of the embedded derivative.

(3)	Expected life - the expected life of the conversion feature was based on the term of the embedded derivative.

(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to ordinary shareholders in the past and does not expect to pay dividends to ordinary shareholders.

e.
For the year ended December 31, 2014 the Company re-measured the embedded derivatives in the Research and Development Component and recorded an accumulated $ 269 as financial income in the consolidated statements of comprehensive loss. As a result of the 2014 Baize Agreement the Company recorded financial expenses of $ 792 in the consolidated statements of comprehensive loss.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       COMMITMENTS AND CONTINGENCIES

a.	The Company and Compugen Inc. lease their facilities and motor vehicles under various operating lease agreements that expire on various dates.

Annual minimum future rental commitments under non-cancelable operating leases are approximately as follows:

December 31,

2015	$908
2016	592
2017	561
2018	269

$2,330

Operating lease expenses for the Company and Compugen Inc. were approximately $ 791, $ 724 and $ 633 in the years ended December 31, 2014, 2013 and 2012, respectively.

b.
The Company provided bank guarantees in the amount of $ 543 in favor of its offices' lessor in Israel, foreign currency derivative contracts, credit card security for its U.S. subsidiary and check deposit in the amount of $ 74 in favor of its offices' lessor in California, U.S.

c.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2014 and 2013, the Company has an aggregate of paid and accrued royalties to the OCS, recorded as cost of revenue in the consolidated statement of comprehensive loss, in the amount of $ 433 and $ 126, respectively. For the year ended December 31, 2012 the Company incurred no obligation to pay or accrue any amounts to the OCS.

As of December 31, 2014, the Company's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 8,899.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       COMMITMENTS AND CONTINGENCIES (Cont.)

d.
Under the Israel-U.S. Binational Industrial Research and Development (" BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of December 31, 2014 the Company accounted for proceeds under BIRD plan in total aggregate amount of approximately $ 500, received in the period between December 2005 and March 2012. As of December 31, 2014 and 2013 the Company does not expect any income to be generated from the outcome of the funded research BIRD plan and as such no obligation was recorded.

e.
On June 25, 2012 the Company and its U.S subsidiary entered into an Antibodies Discovery Collaboration Agreement (the " Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of December 31, 2014 and 2013 the Company did not incur any obligation for such Contingent Fees.

f.
As mentioned in Note 7, the Company is obligated for certain Participation Rights payments. For the years ended December 31, 2014 and 2013, the Company has an aggregate of paid and accrued payments recorded as cost of revenue in the consolidated statement of comprehensive loss in the amount of $ 263 and $ 616, respectively.

g.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to at least 4% of the cash considerations that may be received under such transactions as well as a retainer fee of $ 5 per month.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which is terminated on that date) with the Advisor for certain services with respect to financing, strategic and other agreements. Under the New Agreement the Advisor shall be entitled to up to 1% of cash considerations that may be received under financing agreements and a fee that will be determined in good faith in respect to all other transactions.

For the year ended December 31, 2014 and 2013, the Company has an aggregate of paid and accrued payments recorded as marketing and business development expenses in the consolidated statement of comprehensive loss in the amount of $ 209 and $ 267, respectively.

For the year ended December 31, 2014 the Company recorded issuance expenses in the amount of $ 725 in respect to fees paid to the Advisor for the public offering which took place in March 2014.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The ordinary shares confer upon their holders the right to attend and vote at general meetings of the shareholders. Subject to the rights of holders of shares with limited or preferred rights which may be issued in the future, the ordinary shares of the Company confer upon the holders thereof equal rights to receive dividends,  and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

b.	Issuance of shares:

On August 30, 2011 , the Company  entered into  an agreement with a sales agent, to issue and sell up to 6,000,000 ordinary shares under an At-the-Market offering ("ATM") program with gross proceeds of up to $ 40,000 pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-171655). During the year ended December 31, 2014 the Company issued 363,090 ordinary shares for a total consideration of approximately $ 3,801, net of issuance expenses. On January 21, 2014, the registration statement under which the Company had been selling ordinary shares pursuant to the ATM program terminated.

On February 28, 2014 ("Grant Date"), the Company entered into an underwriting agreement ("Agreement") related to a public offering of 6,000,000 of its ordinary shares, at public offering price of $ 10.50 per share, less underwriting discounts and commissions of $ 5,533 ("Offering"). Under the terms of the Agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 900,000 ordinary shares at the same price per share (in total fair value of $ 1,576 as of the Grant Date).

On March 5, 2014, following the closing of the Offering, the Company issued 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the full exercise of the underwriters' option to purchase additional shares, for a total consideration of approximately $ 66,917, net of issuance expenses.

c.	Share option plans:

Under the Company's 2000 and 2010 Share Option Plans as amended ("the Plan"), options may be granted to employees, directors and non-employees of the Company and Compugen Inc.

Pursuant to the Plan, the Company reserved for issuance up to an aggregate of 18,977,240 ordinary shares. As of December 31, 2014, an aggregate of 3,925,677 options of the Company are still available for future grant.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company's ordinary shares on the date of grant, unless otherwise determined by the Company’s board of directors. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company's board of directors.

Any options that are cancelled or forfeited before expiration become available for future grants.

Transactions related to the grant of options to employees and directors under the above plans during the year ended December 31, 2014, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	5,628,653	3.76	7.07	29,232
Options granted	1,172,350	8.76		63
Options exercised	(336,289)	3.46		2,119
Options expired	(756)	3.43		4
Options forfeited	(199,588)	6.09		545

Options outstanding at end of year	6,264,370	4.64	6.74	23,627

Options vested and expected to vest at end of year	6,091,709	4.59	6.68	23,227

Exercisable at end of year	3,243,863	3.19	5.00	16,668

Weighted average fair value of options granted to employees and directors during the years 2014, 2013 and 2012 was $ 4.17, $ 3.83 and $ 2.70 per share, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of calendar 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount is impacted by the changes in the fair market value of the Company's shares.

d.	Options to non-employees:

	Year ended December 31, 2014
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		$	Years

Options outstanding at beginning of year	416,500	5.23	3.60
Options granted	113,000	8.47
Options exercised	(53,000)	4.90
Options expired	(8,334)	5.45
Options forfeited	(1,666)	5.45

Options outstanding at end of year	466,500	5.71	3.75

Options vested and expected to vest at end of year	466,500	5.71	3.75

Exercisable at end of year	392,680	6.04	3.53

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

The Company used the following weighted-average assumptions for general options granted to non-employees:

	Year ended December 31,
	2014	2013	2012

Volatility	64%	67%	75%
Risk-free interest rate	1.77%	1.03%	0.66%
Dividend yield	0%	0%	0%
Expected life (years)	5.7	4.5	4.3

As of December 31, 2014, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 7,083 which is expected to be recognized over a weighted average period of approximately 2.46 years.

The stock-based compensation expenses are included as follows in the expense categories:

	Year ended December 31,
	2014	2013	2012

Cost of revenue	$399	$320	$59
Research and development expenses, net	1,862	1,724	1,239
Marketing and business development expenses	162	151	192
General and administrative expenses	1,210	1,348	979

	$3,633	$3,543	$2,469

e.
On July 15, 2013, the Company’s compensation committee and board of directors resolved to recommend before the shareholders to grant to the Company’s chairman of the board of directors and to its President and CEO options to purchase 60,000 and 120,000 shares, respectively, at an exercise price of $ 5.445 per share, which was the market share price at such date.

On September 17, 2013 the shareholders of the Company approved this grant. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2016.

The pricing model for the award was estimated using a Binomial model with the following assumptions: risk-free interest rate of  2.96%, dividend yields of 0%, expected volatility of 70%% , expected term of the options range between 3.78 - 5.46 years, post-vesting termination rate of 0.51% and suboptimal exercise factor range between 1 - 2.11 factoring rate.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

Consequently, during the year ended December 31, 2014 and 2013 the Company recorded stock-based compensation expenses amounted of $ 348 and $ 108, respectively, as part of its general and administrative expenses.

f.
On March 30, 2014, the Company’s Compensation Committee and board of directors resolved to recommend before the shareholders to grant to the Company’s chairman of the board of directors and its President and CEO options to purchase 50,000 and 100,000 shares, respectively.

On August 7, 2014 the shareholders of the Company approved this grant, at an exercise price of $ 10.07 per share, which was the market share price at such date. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2017.

NOTE 10:-     INCOME TAXES

g.	Israeli taxation

1.	Tax rates applicable to the income of the Company.

2.	Taxable income of the Company is subject to a corporate tax rate as follow: 2012 and 2013 - 25% and 2014 and thereafter - 26.5%.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10% - 25% for a period of several years for the remaining benefit period.

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. The Company was eligible under the terms of minimum qualifying investment and elected 2006, 2009 and 2012 as its "years of election".

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track with respect of an industrial enterprise.

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

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% - 25% (depending on the percentage of foreign ownership in each tax year).

Income from sources other than the "Approved Enterprise" and "Beneficiary Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

Amendments to the Law:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to a company's preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

On July 29, 2013, the Israeli Parliament approved the Amended Budget Law which, among others, cancels the reduction of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxes revaluation gains and increases the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

The Company estimates that the effect of the change in tax rates will not lead to material change in the amounts in the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    INCOME TAXES (Cont.)

1.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, enjoys tax benefits, including:

a)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

b)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial company and an industrial holding company;

c)	Accelerated depreciation rates on equipment and buildings; and

d)	The right to claim public issuance expenses over three years, as a deduction for tax purposes.

The Company believes that currently is qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

2.	Net operating losses carryforward and capital loss:

As of December 31, 2014, Compugen Ltd.'s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 167,255. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

h.	Non-Israeli subsidiary, Compugen Inc.:

Compugen Inc. is subject to U.S. income taxes. The tax rates are compounded from a progressive federal tax of 35% in addition to a state and local taxes.

As of December 31, 2014, Compugen Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 14,455 which expires in the years 2019 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    INCOME TAXES (Cont.)

i.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic (Israel)	$11,138	$13,859	$13,370
Foreign	(404)	(276)	258

	$10,734	$13,583	$13,628

j.	Taxes on income are comprised from withholding tax payments amounted of $ 360 which was deducted from milestone payments of $ 7,200 (see also Note 1b) by the German tax authorities.

k.	Deferred taxes:

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

	December 31,
	2014	2013

Operating loss carryforward	$49,238	$52,092
Research and development credit	4,018	3,265
Accrued social benefits and other	1,183	182
Property and equipment	(365)	-

Deferred tax asset before valuation allowance	54,074	55,539
Valuation allowance	(54,074)	(55,539)

Net deferred tax asset	$-	$-

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    INCOME TAXES (Cont.)

l.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and Compugen Inc. due to the uncertainty of the realization of such tax benefits.

NOTE 11:-    FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its Investment in Evogene, foreign currency derivative contracts and embedded derivatives in connection with research and development funding arrangement at fair value.  Investment in Evogene is classified within Level 1 because this asset is valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Embedded derivatives are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2014
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$1,054	$1,054	$-	$-
Foreign currency derivative contracts	141	-	141	-

Total financial assets	$1,195	$1,054	$141	$-

	December 31, 2013
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$4,565	$4,565	$-	$-
Embedded Derivatives	(12,431)	-	-	(12,431)

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-    FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of embedded derivatives

Balance at January 1, 2013 *)	$6,864
Fair value of Exchange Option within the proceeds under the mAb Funding Agreement	4,756
Change in fair value of Exchange Option and embedded derivatives within research and development arrangement	811

Balance at December 31, 2013 *)	12,431

Change in fair value of Exchange Option and embedded derivatives within research and development arrangement	(269)
Issuance of shares in respect to Termination and Equity Conversion Agreement	(12,162)

Balance at December 31, 2014	$-

*)
The amount on the balance sheet of the research and development funding arrangement  includes also Research and Development Component of $ 421 and $ 758 as of December 31, 2014 and 2013, respectively,and fair value of liability with respect to outstanding options to non-employee, as mentioned below.

Fair value of outstanding options to non- employee

Balance at January 1, 2013	$264
Change in fair value of liability with respect to outstanding options to non- employee	(104)
Classification of portion liability with respect to outstanding options to non-employee to additional paid in capital	(160)

Balance at December 31, 2013	-

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

The following represents the total revenue for the years ended December 31, 2014, 2013 and 2012 and long-lived assets as of December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	2012
Revenue from sales to customers:

Israel	$212	$260	$242
Europe	12,155	3,289	-

Total revenue	$12,367	$3,549	$242

	December 31,
	2014	2013
Long-lived assets:

Israel	$1,217	$567
United States	1,513	641

Total long-lived assets	$2,730	$1,208

	Year ended December 31,
	2014	2013	2012
Sales to a single customer exceeding 10%:

Customer A	98%	93%	100%

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-    FINANCIAL INCOME (LOSS), NET

	Year ended December 31,
	2014	2013	2012

Interest income	$346	$169	$301
Bank fees and other finance expenses	(16)	(28)	(61)
Change in fair value of research and development funding arrangement	269	(811)	(588)
Change in fair value of liability with respect to outstanding options to non-employee	-	104	20
Loss in respect to Termination and Equity Conversion Agreement	(792)
Gain from sales of marketable securities	2,345	3,711	-
Foreign currency translation adjustments	(394)	315	242

Financial income (loss), net	$1,758	$3,460	$(86)

NOTE 14:-    RELATED PARTY BALANCES AND TRANSACTIONS

The Company provides research and development services to Neviah in consideration for pre-scheduled determined fees. As of December 31, 2014, 2013 and 2012 the Company recognized revenue from the agreement with Neviah in total amount of $ 212, $ 260 and $ 242, respectively.

NOTE 15:-    LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2014	2013	2012
Numerator:
Net loss for basic loss per share	$(11,094)	$(14,083)	$(13,628)

Loss in respect to change in fair value of research and development funding arrangement	(1,295)	-	(16)

Net loss for basic loss per share	$(12,389)	$(14,083)	$(13,644)

Denominator:
Weighted average number of ordinary shares used in computing basic net loss per share	47,808,855	38,869,438	35,844,496

Dilutive average number of ordinary shares in respect to research and development funding arrangement	578,208	-	404,766
Weighted average number of ordinary shares used in computing diluted net loss per share	48,387,063	38,869,438	36,249,262

Diluted earnings per ordinary share	$(0.26)	$(0.36)	$(0.38)