Form 20-F
period 2015-12-31
COMPUGEN LTD
filed 2016-03-07
CIK 1119774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

Azrieli Center, 26 Harokmim Street, Building D, Holon 5885849 Israel
(Address of principal executive offices)
________________________________________________

Ari Krashin, Chief Financial Officer
Phone: +972-3-765-8585, Fax: +972-3-765-8555
Azrieli Center, 26 Harokmim Street, Building D, Holon 5885849 Israel
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

50,572,244 Ordinary Shares

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

☐ Yes   ☒ No

(i)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements include words such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,”, and describe opinions about future events. We have based these forward-looking statements on information available to us as of the date hereof, and on our current assumptions, intentions, beliefs, expectations and projections about future events. We assume no obligation to update any such forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information. Risk Factors,” the information about us set forth under “Item 4. Information about the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.”

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

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$-	$242	$3,549	$12,367	$9,277
Cost of revenues	-	201	2,509	3,344	1,633
Total operating expenses (1)	11,979	13,583	18,083	21,360	28,562
Operating loss	(11,979)	(13,542)	(17,043)	(12,337)	(20,918)
Financial and other income (expenses), net	(25)	(86)	3,460	1,758	1,145
Equity loss	-	-	-	(155)	-
Losses before taxes on income	(12,004)	(13,628)	(13,583)	(10,734)	(19,773)
Taxes on income	-	-	(500)	(360)	(390)
Net loss	(12,004)	(13,628)	(14,083)	(11,094)	(20,163)
Realized and unrealized gain (loss) from investment in marketable securities and from foreign currency derivative contracts	(2,141)	1,103	(739)	(3,406)	(801)
Total comprehensive loss	(14,145)	(12,525)	(14,822)	(14,500)	(20,964)
Basic net loss per share	$(0.35)	$(0.38)	$(0.36)	$(0.23)	$(0.40)
Weighted average number of ordinary shares used in computing basic net loss per share	34,276,697	35,844,496	38,869,438	47,808,855	50,437,040
Diluted net loss per share	$(0.35)	$(0.38)	$(0.36)	$(0.26)	$(0.40)
Weighted average number of ordinary shares used in computing diluted net loss per share	34,276,697	36,249,262	38,869,438	48,387,063	50,437,040

(1)         Includes stock based compensation – see Note 9 to our 2015 consolidated financial statements.

	As of December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$22,463	$19,685	$46,920	$73,328	$81,421
Trade receivable	-	-	-	-	7,800
Investment in marketable securities	4,093	5,196	4,565	1,054	426
Long-term bank deposits	-	-	-	35,026	-
Total assets	29,081	28,909	56,711	114,986	99,307
Deferred Revenues	-	-	6,772	1,789	312
Research and development funding arrangements and others	6,434	7,872	13,189	421	-
Accumulated deficit	(180,491)	(194,119)	(208,202)	(219,296)	(239,459)
Total shareholders' equity	$19,581	$17,672	$31,888	$106,116	$89,897

For additional financial information, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results,”

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

Our business model is primarily based on expected future revenues in the form of fees, research revenues, milestone payments, royalties on product sales and other revenue sharing payments from commercialization of products by third parties based on target candidates and/or their related product candidates discovered by us and licensed to such third parties pursuant to various forms of collaborations. In 2010, we began to focus our discovery efforts primarily on the prediction and selection of novel drug target candidates in specific areas of high interest in both oncology and immunology, and in particular, immune checkpoint candidates. The resulting predicted novel target candidates then undergo initial target validation studies and, in selected cases, are advanced to therapeutic product candidate discovery and early development (our “Pipeline Program”) prior to proposed licensing or other forms of third party collaborations. To date, third party collaborations have only been entered into at early validation or pre-clinical stages which have an inherent risk of high failure rate. The inability to derive adequate revenues from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability.

As of December 31, 2015, we had an accumulated deficit of approximately $239.5 million and had incurred net losses of approximately $14.1 million in 2013, approximately $11.1 million in 2014 and approximately $20.2 million in 2015, in large part due to the expenditures related to the long-term establishment and continuing enhancement of our predictive discovery infrastructure, and more recently expenditures associated with our Pipeline Program. In addition, we expect to continue to incur net losses in the future due to the costs and expenses, now primarily associated with our Pipeline Program activities, including significantly increasing our activities in the United States, and to a lesser degree during the next few years, the development, validation and integration of additional discovery platforms. To date, we have entered into only one commercial arrangement with respect to our Pipeline Program candidates under which to date we have received, or are eligible to receive, a total amount of $25 million. Otherwise, we have received only minimal revenues from limited commercialization efforts with respect to discoveries made during our infrastructure building period. We cannot be certain that we will receive additional revenues under our existing collaborations or enter into additional arrangements for our Pipeline Program candidates or other discoveries or capabilities, or that such additional arrangements will provide sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our existing cash and cash equivalents and short-term bank deposits will be sufficient to fund our current level of operations for at least the next 24-30 months, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or commercialization agreements, or from financings. However, we cannot predict with any degree of certainty when, or even if, we will achieve profitability and therefore may need additional funds to continue financing our discovery, validation, development and commercialization activities. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

Additional funds, including proceeds from commercialization agreements, or from other financings, may not be available to us when needed, on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders would experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to enter into arrangements on terms that would otherwise not be acceptable to us. Any failure to raise funds when needed would materially harm our business, financial condition and results of operations.

We are currently pursuing our business model primarily in the fields of oncology and immunology, with a primary focus on immuno-oncology, and this limitation may not yield sufficient revenues to support our increasing level of activities.

Following establishment and validation of a sufficiently integrated infrastructure of our individual predictive discovery capabilities, we initiated our Pipeline Program to predict and select novel drug target candidates in specific areas of high interest in both oncology and immunology, with a primary focus on immuno-oncology. To date, we have entered into only one commercial arrangement, with Bayer Pharma AG (“Bayer”), with respect to two Pipeline Program drug target candidates (the “Bayer Collaboration”), under which to date we have received, or are eligible to receive, a total amount of $25 million. We cannot be certain this current focus on our discovery, research and development efforts to the fields of oncology and immunology, with a more specific focus on immuno-oncology, along with our decision to advance selected programs at our own expense, will generate a stable or significant revenue stream. The inability to derive adequate revenues within our field of focus would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

Our Pipeline Program will require additional resources that may not be available.

In 2010 we initiated our Pipeline Program pursuant to which we are both (i) substantially increasing the number of predicted and selected drug target candidates being evaluated by us, and (ii) taking certain drug target candidates or Fc fusions based on such beyond their initial validation stage into disease animal model studies, therapeutic monoclonal antibody (“mAb”) discovery and evaluation and in selected cases, preclinical development of therapeutic product candidates and possibly their clinical evaluation. This may result in multiple drug target candidates or therapeutic product candidates reaching more costly stages of research and development in parallel. If we are not able to secure the funding or the capabilities required for such expanded amount and type of activities, we may be required to abandon, postpone, or attempt to license out certain drug target candidates or therapeutic product candidates at an earlier than anticipated stage, which may result in a substantial reduction in the potential returns from the Pipeline Program, or even result in the inability to have some or all of such therapeutic product candidates further developed towards potential commercialization.

We operate in a rapidly developing field and will be required to allocate substantial additional funds in the future to our research activities.

Our discovery capabilities rely on a proprietary integrated approach of predictive models, algorithms and other computational tools incorporating proprietary knowledge of key biological phenomena. Life science today is a rapidly changing field with substantial research being undertaken on a worldwide basis by both academia and industry. In order to maintain our competitive position in predictive discovery, we must continue to allocate resources to broadening and deepening our scientific infrastructure. Any inability to allocate such resources when needed could materially harm our future business, financial condition and results of operations.

We have a limited operating history with respect to the commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from collaboration and licensing activities for current and future drug target candidates and therapeutic product candidates based on these discoveries, primarily in the form of fees, research revenues, milestone payments, royalties and other revenue sharing payments has had limited success to date. In 2013, we entered into the Bayer Collaboration, our first collaboration with respect to two of our Pipeline Program drug target candidates, under which we have received, or are eligible to receive, to date a total amount of $25 million, and have received only minimal revenues from our earlier collaborations based on discoveries made during the building of our predictive discovery approach. We recognized $9.3 million in revenue in 2015, $12.4 million in revenue in 2014, and $3.5 million in revenue in 2013, approximately 98% of which related to the Bayer Collaboration. Furthermore, only in 2010 did we implement our Pipeline Program pursuant to which we are currently advancing certain therapeutic product candidates past disease animal model proof of concept or other validation studies. We therefore have very limited experience with respect to the financial terms that may be available for our candidates at later stages of validation and development, and financial terms for agreements by other companies, to the degree disclosed, vary greatly. Accordingly, our operating history with respect to the commercialization aspects of our business model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of product candidates based on our existing and future target discoveries.

Risks Related to our Discovery and Development Activities

Our predictive discovery activities are focused on novel drug target candidates and our therapeutic product candidates are based on Compugen discovered targets.

While we believe that our novel target programs represent a compelling and unique opportunity to generate first-in-class therapeutic products, they require significant investment in the research and validation of the drug target candidate and its respective therapeutic product candidate. The lack of sufficient published scientific body of evidence to support the potential of our novel drug targets to serve as therapeutic target opportunities, increases the risk of failure. Although Compugen has built the infrastructure required to translate its novel targets into therapeutic antibody programs, we cannot be assured that our investment in such target programs will result in validated drug targets, or that we will realize success in product development or our ability to commercialize such opportunities and generate revenues.

Major pharmaceutical companies might be hesitant to pursue development programs based on novel targets lacking robust experimental validation results particularly those discovered through computational predictive discovery approach.

There is a growing recognition of the need for new drug targets generating new treatment options for non-responsive patients, particularly in areas where biologics have become more accessible to develop, as compared with small molecules. Our business model strategy seeks to combine early stage collaborations (where the novel target is the subject of the partnership) and later stage collaborations (where the lead antibody or clinical therapeutic product candidate against such novel target is the subject of the partnership). Our involvement in early stage collaborations, as opposed to the more common lead antibody, or product, based collaborations, generates challenges inherent to such target based collaborations and not present in more traditional product based collaborations. In addition, although we have had some success in the demonstration of our predictive discovery capabilities regarding novel drug target candidates, major pharmaceutical companies may be hesitant to enter into early stage collaborations based on novel targets discovered by computer, as opposed to drug targets with significant published experimental validation, or even targets validated in human clinical trials or being marketed. Therefore, we cannot assure that our strategy to enter into commercialization arrangements for our early stage novel targets will be successful.

We are focusing our therapeutic development activities on mAb drug target candidates, and to a lesser degree, Fc fusion protein product candidates, for uses in oncology and immunology, based on Compugen discovered targets. If we fail to continue to discover and develop drug target candidates of industry interest in these fields, or to discover promising therapeutic mAbs against them, our business will likely be materially harmed.

Since late 2010 we have chosen to focus our Pipeline Program therapeutic discovery and development activities on mAb therapeutics and Fc fusion proteins based on Compugen discovered drug target candidates to address unmet needs in the areas of oncology and immunology, with the main focus on immuno-oncology and, to a lesser extent, autoimmune and inflammatory conditions. Based on this, we selected immune checkpoints as the objective for our first focused discovery program utilizing our broadly applicable predictive discovery infrastructure, and more recently undertook our second focused program aimed at discovery of targets for antibody-drug-conjugate (ADC) therapy. A result of our decision in 2010 to focus this way is that we are not undertaking internal discovery and development in other areas, including those where we previously demonstrated discovery capabilities, such as diagnostic products (other than biomarker discovery for selected internal checkpoint programs) and peptide based drugs, and presently intend to pursue such opportunities only in collaboration with third parties. With respect to checkpoint proteins, although there have been positive clinical results reported by others with respect to a number of products based on certain checkpoint proteins, resulting in substantial industry, academic and medical interest, with some products gaining FDA approval based on this positive data, there can be no assurance that our immune checkpoint target candidates, which currently are the basis for the majority of therapeutic product candidates in our Pipeline Program, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that a different class of targets will not be discovered with comparable or superior attributes. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our Pipeline Program would likely be reduced in which case our business may be harmed. Additionally, although certain of our initial candidates based on Compugen discovered immune checkpoint target candidates are generating interest from potential partners, to date we have signed only one collaboration involving two such discoveries and all our target candidates are at early stages of research and development. There is no assurance that we will be able to consummate additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover drug target candidates of industry interest in our fields of focus, or to pursue validation and development efforts in our Pipeline Program on the most promising discoveries, our business will likely be materially harmed. There are many risks associated with this decision of focusing on these areas that include, among others:

•	not utilizing all of our target discovery capabilities;

•	choosing therapeutic areas with a very high degree of competition;

•	choosing therapeutic areas of great complexity and with very high failure rates in product development;

•	failing to validate the multiple novel drug target candidates we have discovered in our chosen therapeutics areas;

•
having insufficient relevant knowledge in our chosen therapeutic areas to select the right unmet medical needs, or novel target candidates, or to timely, properly and efficiently select the appropriate mAb or Fc fusion candidates for further development as therapeutic product candidates, or to timely, properly or efficiently further them in development; and

•	the inherent risk of high program failure rate in early stage therapeutic development.

In each case, our failure could be due to lack of experience, delays in our internal research programs or applying the wrong criteria or experimental systems and procedures, or unanticipated scientific issues, with the possible result that no candidates result in licensed or marketable products in these fields. If any of these risks should materialize, our business, financial condition and results of operations would be materially harmed.

Our predictive discovery capabilities remain unproven with respect to yielding novel targets which can serve as the basis for marketable therapeutic products. If in further development and clinical evaluation of such resulting therapeutic candidates, all, or a larger percentage than typically seen in industry experience, of our product candidates fail to prove sufficiently safe and effective for regulatory approval and marketing, our business will be significantly harmed.

Our in silico (by computer) predictive approach to drug target discovery remains unproven with respect to yielding novel targets which can serve as the basis for marketable therapeutic products, and to date, our validation efforts for our initial targets and product candidates have been limited to in vitro testing and in vivo testing using animal disease models. These discovery capabilities, which are designed to predict and select novel drug target candidates in many different therapeutic areas of interest, rely on the modeling, by our scientists, of complex biological processes, both physiological and pathological. This modeling is partial and may prove insufficient to result in true predictions of the biological processes as they occur naturally. If in further development and clinical evaluation, all, or a larger percentage than typically seen in industry experience, of our therapeutic product candidates based on our novel drug targets fail to prove sufficiently safe and efficacious for regulatory approval and marketing, our business will be significantly harmed.

Our in silico predictive approach to target discovery typically results in a significant number of putative discoveries of interest with each discovery program. If we or our partners fail to select the right drug target candidates to validate and/or progress in the therapeutic development, due to either lack of experience or applying the wrong criteria or experimental methodology, the selected target candidates may never result in marketable therapeutic products and our business, financial condition and results of operations will be materially harmed.

Our in silico predictive approach to drug target discovery typically results in a significant number of putative discoveries of interest with each discovery program. Following each such discovery run, we assess which of such putative discoveries to move forward with initiation of validation based on various available scientific and business criteria, which may or may not be sufficient, and this assessment continues on an on-going basis. In addition, since our research and development resources are limited we are able to progress with only a fraction of our discoveries in parallel. If at any stage in such assessment, we or our partners fail to select the right drug target candidates to validate and/or progress in the therapeutic development, due to either lack of experience or applying the wrong criteria or experimental methodology, the selected candidates may never result in licensable targets or marketable products, and our business, financial condition and results of operations may be materially harmed.

The large number of drug target candidates in our Pipeline Program may dilute the required resources on each individual candidate and thus result in significant delays.

Our predictive in-silico methodology results in a large number of drug target candidates entering our Pipeline Program. Prosecuting multiple drug target candidates limits the resources available to each individual target candidate and might create delays or premature program prioritization. If such delays or premature program prioritization become significant this can make the resulting therapeutic product candidates less competitive or even obsolete as competing products advance or significantly reduce their value due to shorter patent term protection. Therefore, such delays may significantly harm these product candidates and our business.

If either the predictive discovery approach in general, or our “first-in class biologics for key medical needs” approach, does not prove to be successful, our business will be significantly harmed.

Our method of discovering novel drug target candidates involves first selecting either on our own or with a partner company an unmet key medical need where we believe our predictive capabilities would be relevant, or could be modified to be relevant. In this “first-in class biologics for key medical needs” approach, our goal is to harness all of our relevant predictive discovery capabilities in order to identify attractive novel drug targets for therapeutically addressing the specific medical need of interest. Although our “first-in class biologics for key medical needs” approach has resulted in the discovery of a number of novel drug target candidates in several areas of significant industry interest, all of these drug target candidates and related therapeutic product candidates are in very early stages of research and development. Therefore, we cannot predict whether this “first-in class biologics for key medical needs” approach will continue to yield drug target candidates or that any of our existing discoveries or future discoveries will be suitable for the successful development of therapeutic products and that these will be first-in-class. If either the predictive discovery approach in general does not prove to be successful, or this “first-in class biologics for key medical needs” approach does not lead to successful therapeutic product candidates, our business will be significantly harmed.

Our focus on the Pipeline Program has resulted in a substantial increase in activities, certain of which we will undertake for the first time and may result in therapeutic product candidate failures, or fewer therapeutic product candidates being available for commercialization.

Until recently, our in vitro and in vivo validation studies concluded with the drug target candidate expression profile and/or functional analysis. Upon completion of such activities, or earlier, we initiated our efforts to enter into collaborations for such drug target candidates. This is at an earlier stage than is typical for licensing in the pharmaceutical industry. Pursuant to the Pipeline Program initiated in 2010, and with the increase in our R&D activities, we are both conducting validation studies and advancing target candidates in parallel, and intend to advance a number of therapeutic product candidates against such targets towards pre-clinical activities, with the possibility of some of these candidates being selected for future clinical evaluation. The decision to advance certain therapeutic product candidates further requires us to undertake certain activities for the first time and may result in product candidate failures either due to our lack of expertise, unsupportive findings, or lack of an appropriate technology, or due to the inherent risk of failure with respect to such activities. Furthermore, due to our limited resources, we must choose which Pipeline Program candidates to advance further in therapeutic product candidate early stage development, including possible clinical development in the future. This could result in fewer drug target candidates being available for commercialization, due to our available resources being insufficient to further advance all programs. In addition, if we fail to select the right drug target candidates or therapeutic product candidates to advance further, due to either lack of experience or applying wrong criteria or experimental methodology, the selected drug target candidates may never result in a licensable or marketable product. If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

We have limited experience in the development of therapeutic product candidates.

Our experience in the development of therapeutic product candidates is very limited. In order to successfully develop and commercialize therapeutic products, we must either access such expertise via collaborations or service providers, and/or continue to enhance and improve our internal expertise, capabilities and facilities. We may not be able to hire the scientists with the required expertise in a timely manner, if at all, and/or engage any or all of the service providers or other experts that we need in order to do so. If we fail to have available, at the appropriate times, the required experience and expertise for the further development and commercialization of our therapeutic product candidates, we may be unsuccessful in these activities, or these activities may be significantly delayed and as a result our business would be materially harmed.

Our establishment of our own therapeutic mAb research and development capabilities contains a number of risks.

In 2012, we announced that we had established our own therapeutic mAb development capabilities in our U.S. based, wholly owned subsidiary, Compugen USA, Inc., in order to discover and develop mAb therapeutics against the drug target candidates that we discovered. The establishment of such in-house capabilities contains a number of risks, including, without limitation, the need for additional resources and funding to maintain such capabilities or to acquire additional technologies, and the need to identify additional qualified employees and consultants in order to further advance these capabilities. Furthermore, although the scientists we have hired have prior experience with other organizations in the field of therapeutic mAb research and development, we have limited experience as a company in this field. Therefore, as a result, if we are unsuccessful in any of these required undertakings, our business could be materially harmed.

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

We and our collaborators face a number of risks of failure that are inherent in the process of developing and commercializing novel therapeutic products. These risks, which typically result in very high failure rates even for successful biopharma companies, include, among others, the possibility that:

•	our drug target candidates will prove to be inappropriate targets for mAb therapeutics;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our early stage commercialization efforts may provoke competition by potential partners;

•	our early stage collaborations may face internal competition by our partners within their own organizations;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects;

•	our therapeutic product candidates will be inferior to or not show added value compared to competing products;

•	we or our collaborators will fail to receive required regulatory approvals;

•	we will not be able to generate differentiation for our therapeutic product candidates;

•
we or our collaborators will fail to manufacture our therapeutic product candidates in the quantity or quality needed for preclinical studies or clinical trials on a large scale and in a cost effective manner;

•	the commercialization of our therapeutic product candidates or our drug target candidates may infringe third party intellectual property rights;

•	the development, marketing or sale of our therapeutic product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights;

•
once a product is launched on the market, there will be little or no demand for it for a number of possible reasons, including lack of acceptance by the medical community or by patients, lack of or insufficient coverage and payment by third party payors, inefficient marketing and sales activities or as a result of there being more attractive, less risky or less expensive, products available for the same use; and

•	the product will be withdrawn from the market, or sales limited due to side effects observed in clinical practice.

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

Our Pipeline Program is focused mainly on mAbs and, to a lesser extent, on Fc fusion protein therapeutics in the fields of oncology and immunology, with a primary focus on immuno-oncology, and such therapeutic types can be difficult to manufacture in the quantity and quality needed for preclinical, clinical and commercial use. The production of mAbs and protein therapeutics must be conducted pursuant to a well-controlled and reproducible process and the resulting product testing must conform to defined quality standards. Should it prove to be difficult to manufacture any therapeutics based on our technologies in sufficient quantities, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

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

If we or any of our collaborators or third-party manufacturers with which we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, we or they could be subject to enforcement actions. These enforcement actions may include:

•	warning letters;

•	clinical trial holds;

•	recalls, product seizures or medical product safety alerts;

•	data lock, for failure to comply with applicable privacy and data security laws;

•	restrictions on, or prohibitions against, marketing such tests or products;

•	restrictions on importation of such tests or products;

•	suspension of review or refusal to accept or approve new or pending applications;

•	withdrawal of product approvals;

•	injunctions;

•	civil and criminal penalties and fines; or

•	debarment or other exclusions from government programs.

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

We use human tissue samples and other human biological samples and conduct experiments involving animals for the purpose of development and validation of our technologies, discoveries and product candidates. Our access to and use of human tissue samples and other human biological samples and the conduct of experiments involving animals are subject to government regulation in the United States, Israel and elsewhere and may become subject to additional regulation. For example, the Israeli Ministry of Health requires, among other things compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 5740-1980, the Genetic Information Law, 5761-2000, the provisions of the Israel Ministry of Health Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our use of clinical data related to any tissue or other human biological samples must comply with applicable local, national and international privacy law. Our use of animal models for pre-clinical research must comply with the U.S. Animal Welfare Act, the United States Public Health Service Policy on Humane Care and Use of Laboratory Animals, and applicable state and local laws.Our failure, or the failure of our subcontractors or collaborators, to comply with these or similar regulations could negatively impact our business and results of operations.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development activities involve the use of hazardous materials and chemicals, and we maintain quantities of microbial agents, various flammable and toxic chemicals in our facilities. Although we believe our safety and other procedures for storing, handling and disposing these materials in our facilities comply with applicable governmental and local regulations and guidelines, the risk to our employees or others of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which may exceed our financial resources and may seriously harm our business. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may be subject to liability and may be required to comply with new or existing laws and regulations regulating pharmaceuticals or be subject to substantial fines or penalties if we violate any of these laws or regulations.

Risks Related to Our Dependence on Third Parties

We depend significantly on third parties to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties in the future, our business will likely be materially harmed.

Our primary strategy for the further development and commercialization of products based on our drug target and therapeutic product candidates depends on third parties to carry out and/or finance, research, development and commercialization of such products, principally pharmaceutical, and biotechnology companies and other healthcare related organizations. To date, we have entered into one collaboration with Bayer with respect to two drug target candidates from our Pipeline Program and established a JV with Merck-Serono for the discovery and development of biomarkers for the prediction of drug-induced hepatotoxicity. None of the candidates subject to such agreements have advanced beyond the discovery and pre-clinical stages or beyond diagnostic biomarker development stage, and we cannot be sure that either of these agreements will result in the successful development or commercialization of any products. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

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

•
if our collaborators breach or terminate an agreement with us, the development and commercialization of our therapeutic product candidates could be adversely affected because at such time we may not have sufficient financial or other resources or capabilities to successfully develop and commercialize these therapeutics on our own or find other partners;

•	our collaborators may fail to design and implement appropriate preclinical and/or clinical trials;

•
our collaborators may fail to manufacture our therapeutic product candidates needed for either clinical trials or for commercial purposes on a sufficiently large scale , in the required quality and/or in a cost effective manner;

•	our collaborators may fail to develop and market products based on our discoveries due to various regulatory restrictions;

•
our collaborators may fail to develop and market products based on our discoveries prior to the successful marketing of competing products by others or prior to expiry of the patents protecting such products;

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	our collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar therapeutics;

•	ownership of the intellectual property generated under or incorporated in our collaborations may be disputed;

•	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able or willing to make;

•	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

•	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration;

•	our collaborators may fail to develop or commercialize successfully any products based on our novel targets or product candidates to which they have obtained rights from us;

•	our early stage collaborations may face internal competition by our partners within their own organizations;

•	prospective collaborators may hesitate to pursue collaborations on novel target candidates that lack robust validation to serve as a basis for the development of therapeutics; and

•
our collaboration partners may be acquired by, acquire, or merge with, another company, and the resulting entity may have different priorities or competitive products to the collaboration product being developed previously by our partner.

If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.

To date we have entered into only one collaboration agreement with respect to our Pipeline Program drug target candidates, and this agreement with Bayer is subject to many risks. If such agreement is terminated by Bayer, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

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

The collaboration with Bayer is subject to all of the risks as set forth above with respect to our dependence in general on collaboration agreements with third parties. In addition, since this is our first collaboration involving our Pipeline Program candidates, and specifically covering Compugen-discovered immune checkpoint target candidates, until such time as we have additional agreements, the effect of any event related to this collaboration will likely have a significantly greater effect on our business and financial condition than otherwise would be the case.

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

We invest significant efforts and resources into outsourcing certain key functions with third parties, including certain research, validation and development activities, manufacturing operations, and others. We do not control the third parties to whom we outsource these functions, but we depend on them to undertake activities and provide results or materials, including the production of certain biological reagents, which may be significant to us. If these third parties fail to properly or timely perform these activities, or provide us with incorrect or incomplete results, or fail to produce and/or provide certain materials this could lead to significant delays in the program or even program failure, along with significant additional costs. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, rely upon the data provided by the third party. If we fail to identify and obtain accurate and quality services technologies and/or data from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may not be able to obtain the required services and/or technologies, in which event we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities or activities, may be significantly harmed or delayed.

Additionally we have entered into an agreement to obtain access to a highly diverse human phage display antibody library to generate antibodies against novel target candidates for our Pipeline Program. The current term of this agreement terminates in June 2016, unless we pay certain renewal fees. In addition, if we fail to comply with the provisions of this agreement, the third party from which we have obtained license to this library may terminate our rights to use the library, which could harm our business, financial condition or results of operations.

We have limited experience and capabilities in conducting, managing or sponsoring preclinical evaluation of therapeutic product candidates.

During 2010, we began to focus our discovery efforts primarily in the fields of oncology and immunology, and initiated the Pipeline Program to both substantially increase the number of drug target candidates in our validation pipeline and to increase the value of certain of our drug target candidates by advancing selected therapeutic product candidates to pre-clinical studies and in selected cases, possibly clinical evaluation. We have limited experience and capabilities in conducting, managing or sponsoring the work and efforts required beyond the proof of concept experimental validation stage towards preclinical evaluation, and by doing so we will need to rely on our consultants and third party service providers. If we fail to identify the right consultants or service providers, if the consultants or service providers fail in providing the required services or if we fail to take the necessary steps towards preclinical evaluation, for these or other reasons, our business may be harmed.

We have no experience in conducting or managing clinical trials for potential therapeutic products, and rely on third parties to conduct such trials on our behalf. If these third parties are not successful in carrying out their duties our development of potential products may be delayed.

We have no experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product, and we intend to rely on our collaborators or third parties, such as contract research organizations, or CROs, medical institutions and clinical investigators to perform these functions. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them, or the data that they provide could be rejected, all of which may result in a delay of the affected trial and additional program costs.

We rely on access to public and commercial databases to feed our discovery capabilities, including our individual discovery platforms. If we are denied access to these databases, if the quality of available information is poor, or if the quantity of the available information is insufficient, our operations and business may be harmed.

In the development, validation and continuing expansion and enhancement of our discovery platforms and other tools, as well as in connection with the resulting drug target and therapeutic product candidates, we rely on our ability to access and use public and commercially available databases. The quality of our platforms, tools and discoveries is in part dependent on the quality and quantity of the data in these databases. If we are denied access to these databases, if we are granted access to such databases on terms which are not commercially reasonable, if the quality of data available from those databases is poor, or if the quantity of the available information is insufficient, each of which has occurred in the past, our business and our results of operations may be materially harmed.

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

In carrying out our discovery and validation of drug target candidates, we rely on our ability to access and use commercially available biological samples. The quality of our discoveries is in part dependent on the quality and quantity of available biological samples. If we fail to identify and purchase or otherwise obtain such samples for any reason, if the quality of available biological samples is poor, if the samples have not been obtained and made available for secondary use in accordance with applicable law, or if the quantity of the available biological samples is insufficient, which has occurred in the past, our discovery and validation capabilities may be harmed.

Risks Related to Competition and Commercialization

Our business model is at an early stage of implementation and to date has not yielded significant revenues.

The success of our business model relies on providing to third parties for commercialization, through licensing agreements and other forms of collaboration, therapeutic product candidates at various stages of research and development, or the rights to develop such candidates, in each case based on our discovered novel drug target candidates. Additionally, our business model includes research and discovery collaborations aimed at harnessing our infrastructure capabilities towards the partners’ discovery needs. Our objective is that these collaborations, anticipated to be primarily with pharmaceutical and biotechnology companies, will be “product oriented”, with us having the right to receive fees, research revenues, milestones, royalties and other revenue-sharing payments from such products commercialized by, or on behalf of, such third party. Our commercialization efforts are at an early stage of implementation. To date, we have entered into the Bayer Collaboration with respect to two drug target candidates from our Pipeline Program and established a joint venture with Merck-Serono (“Neviah”) for the discovery and development of biomarkers for the prediction of drug-induced hepatotoxicity. In addition, in the past we entered into a number of other small collaboration agreements, none of which provided significant revenues.

There can be no assurance that any current or future agreements based on our discoveries and product candidates based on such discoveries will be successful and thus provide significant revenues to our Company, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to achieve success, primarily by entering into additional license agreements or other collaboration arrangements related to our discoveries, our business will be materially harmed.

In addition, our internal programs are in the target discovery, research and validation stage, and/or in the early therapeutic product preclinical stage. The validation and other data generated to date may not be sufficient for prospective collaborators, and furthermore the drug target candidate or prospective therapeutic product candidate may not fit their strategy. These companies may hesitate or require more data before considering a significant collaboration. We are therefore dependent on the fit of our programs to pharma strategy and, there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages of research and development. This may adversely affect our ability to enter into additional agreements for the research, development and commercialization of our therapeutic product candidates, and as a result may harm our business.

Furthermore, industry trend towards drug combinations in the field of cancer immunotherapy, mainly for immune modulating agents such as drugs targeting immune checkpoints, may result in a situation under which our therapeutic product candidates will serve in a combination product and may therefore be entitled to only a fraction of the anticipated product revenues. This trend may adversely affect any revenues we may be entitled to receive and as a result may harm our business.

The agreement cycle for potential collaborations is complex and lengthy and as a result, we may expend substantial funds and management resources with no assurance of success.

In general, each potential license agreement or other form of collaboration we may enter into will require negotiating with our potential partner a large number of scientific, legal and business terms and conditions that can vary significantly in each instance due to the specific drug target candidate or the therapeutic product candidate or candidates involved, and the potential partner’s licensing, development and business operations and strategy. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. Furthermore, the diversity and wide applicability of our discovery capabilities and our therapeutic product candidates, together with the fact that we are mainly located in Israel, adds additional levels of complexity to our business development efforts. As a result, the process of preparing and negotiating our licensing and other agreements may take more than 12 months and will require the input and substantial time and effort of our key scientific and management personnel. Accordingly, we will need to expend substantial funds and substantial key personnel time and effort into these business development activities with no assurance of successfully entering into agreements with potential collaborators and this could harm our business.

The trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may adversely affect us.

There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries. Although this consolidation trend is diminishing, it may still result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in these industries. This trend may also result in fewer potential collaborators or licensees for our therapeutic and diagnostic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. In addition, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in our discovery capabilities or individual discoveries as a result of a modified strategy and new priorities of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates, and as a result may harm our business.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immune-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products or other product candidates. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent they develop products that have a function similar or identical to the function of our therapeutic product candidates in the fields of oncology and immunology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets, antibodies and Fc fusion proteins in the fields of oncology and immunology. Many of our competitors have one or more of the following:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing diagnostics therapeutics;

•	more extensive experience in oncology, immunology and immuno-oncology and in the fields of mAb therapy and fusion protein therapeutics;

•
products that have been approved or are in late stages of development; reduced reliance on collaborations or partnerships with third parties in order to further develop and commercialize competitive therapeutic products; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

Since we are a small company with limited human and financial resources, we are not able to work with a large number of collaborators in parallel and/or advance a large number of drug target or therapeutic product candidates in parallel. Our competitors may develop or commercialize products with significant advantages over any therapeutic products we, our collaborators or third-party licensees may develop. They may also obtain patents and other intellectual property rights before us, or broader than ours, and thereby prevent us from pursuing the development and commercialization of our discoveries. They may also develop products faster than us and therefore limit our market share. Our competitors may therefore be more successful in developing and/or commercializing products than we, our collaborators, or third party licensees are, which could adversely affect our competitive position and business. If we are unable to compete successfully against existing or potential competitors, our financial results and business would be materially harmed.

Changes in healthcare policy could increase our expenses, decrease our revenues and impact sales of, and reimbursement for, our products.

Our ability to commercialize our future therapeutic product candidates successfully, alone or with collaborators, will depend in part on the extent to which coverage and reimbursement for these product candidates will be available from government health programs, such as Medicare and Medicaid in the United States, private health insurers and other third-party payors. At present, significant changes in healthcare policy, in particular the continuing efforts of the U.S. and other governments, insurance companies, managed care organizations and other payors to contain or reduce health care costs are being discussed, considered and proposed.

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

Risks Related to our Operations

Our operations including research and development are centralized at two sites without significant redundancies. Physical or environmental damages or other reasons making one or both sites non-operational may significantly affect our business.

Our company has two major sites, in Holon, Israel and South San Francisco. Damage to either or both of these sites due to natural calamities or other reasons can significantly disrupt our business, delay our business operations, jeopardize our ability to meet contractual obligations or patent prosecution deadlines and result in significant harm to our business.

We may be unable to hire or retain key personnel or sufficiently qualified employees, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and technical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements, they can terminate their employment agreements with us at any time without cause. We cannot be sure that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations. It is difficult to find suitable and highly qualified personnel in certain aspects of our industry, mainly in the field of immuno-oncology.

It can also be difficult for us to find employees with appropriate experience for our business. During the year 2015 we continued to increase our number of employees, and our plans to further increase our R&D budget and activities during the year 2016 will require increased efforts to attract the required personnel with the required expertise and experience. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug development and immuno-oncology, for which there is significant competition, mainly in the U.S.A., for highly qualified personnel in these fields. As a result, we may face higher than average employee turnover or challenges in hiring due to such competition. Our business may be harmed if we are unable to retain our key personnel, or to attract, integrate or retain other highly qualified personnel in the future.

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

Risks Related to Intellectual Property.

We may not be able to obtain or maintain patent protection for our inventions and if we fail to do so, our business will likely be materially harmed.

We have applied for patents covering targets, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future drug targets and product candidates. As of February 1, 2016 we had a total of 61 issued and allowed patents, of which 39 are U.S. patents, eight are Australian patents, four are Israeli patents, five are European patents, one is Canadian patent, one is New Zeeland patent and three are Japanese patents. Our issued patents expire between 2020 and 2029. We also have 137 pending patent applications, which as of February 1, 2016, included 28 patent applications that have been filed in the United States, 17 patent applications that have been filed in Europe, 23 patent applications that have been filed in Israel, 12 patent applications that have been filed in Australia, 9 patent applications that have been filed in Canada, 9 patent applications that have been filed in Japan, 5 patent applications that have been filed in India, 5 patent applications that have been filed in China, 3 patent applications that have been filed in Brazil, 3 patent applications that have been filed in Korea, 3 patent applications that have been filed in New Zealand, 3 patent applications that have been filed in the Russian Federation, 3 patent applications that have been filed in Singapore, 3 patent applications that have been filed in Mexico, 3 patent applications that have been filed in South Africa, 3 patent applications that have been filed in Hong Kong, two patent applications that have been filed in Egypt and three applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. We plan to continue to apply for patent protection for our drug target candidates, therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early stage business model, we may be required to seek patent protection at a very early stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our drug target candidates and product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished may cause us to spend significant resources in areas that due to these previously filed patent we are not able to obtain patent protection or that the scope of protection is much narrower than contemplated.

The process of obtaining patents for inventions that cover our products is uncertain for a number of reasons, including but not limited to:

•	in view of the multiple inventions that typically result from our predictive discovery methodologies, we need to accurately select those that we seek patent coverage for

•
the patenting of inventions involves complex legal issues relating to intellectual property laws, prosecution and enforcement of patent claims across a number or patent jurisdictions, many of which have not yet been settled;

•
legislative and judicial changes, or changes in the examination guidelines of governmental patent offices may negatively affect our ability to obtain patent claims to certain biologic molecules- and/or use of certain therapeutic targets;

•
in view of the finite number of human proteins, we face competition from other biotechnology and pharmaceutical companies who have already sought patent protection relating to proteins and protein based products, as well as therapeutic and diagnostic antibodies or other modulators specifically binding these proteins, and their utility based discoveries that we may intend to develop and commercialize; such prior patents may negatively affect our ability to obtain patent claims on certain proteins antibody or other biologic modulators, or may hinder our ability to obtain sufficiently broad patent claims for our inventions, and/or may limit our freedom to operate;

•	publication of gene and/or data on gene products by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

•	even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from circumventing our patent claims;

•	even if we succeed in obtaining patent protection, we may face freedom to operate (FTO) issues;

•
even if we succeed in obtaining patent claims protecting or our inventions and product candidates, our patents could be subject to challenge and litigation by our competitors, and may be partially or wholly invalidated as a result of such legal/judicial challenges;

•	there are significant costs that may need to be incurred in registering and filing patents;

•	our data may be insufficient to support our claims and/or may support others in strengthening their patents;

•
seeking patent protection at an early stage may prevent us from providing comprehensive data supporting the patent claims and may prevent allowance of certain patent claims or limit the scope of patent claim coverage;

•
we may not be able to supply sufficient data to support our claims, within the legally prescribed time following our initial filing in order to support our patent claims and this may harm our ability to get appropriate patent protection or protection at all; and

•	our claims may be too broad and not have sufficient enablement, in which case such claims might be rejected by patent offices or invalidated in court.

The U.S. Supreme Court, or the Court, has also issued decisions for which the full impact is not yet understood. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc. the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The USPTO Examination Guidelines, first issued in March 2014 (with updated guidelines issued in December 2014 and July 2015), introduced new procedure for determining subject matter eligibility of claims post Myriad, and they include specific questions and factors that weigh against or for patent eligibility of other isolated natural products. However these rules are still in flux, as additional decisions of the Court and/or lower courts impact the USPTO Examination Guidelines, which are then adjusted accordingly. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision has created uncertainty around the ability to patent certain biomarker-related method patents. In a 2014 decision rendered by the Court of Appeals for the Federal Circuit in Abbvie Deutschland v. Janssen Biotech and Centorcor Biologics, Fed. Cir. July 1, 2014, the jury found both Abbvie’s patents on fully humanized antibodies to IL-12 invalid as failing the written description requirement. There are no clear rules regarding the number of species that must be disclosed to describe a genus claim, as this number necessarily changes with each invention, and it changes with progress in the field. Although it is well-settled that the written description requirement does not require actual reduction to practice of all of the representative species, a patentee must provide a clear correlation between common structural elements and function across the whole genus. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business.

We may also be affected by decisions regarding the patents of others, which may impact our ability to make, use, sell, license or otherwise engage in business for our own inventions, due to the possibility of patent infringement. For example, BMS (Bristol-Myers Squibb) and partners sued Merck & Co over alleged infringement of the BMS partner’s patent for anti-PD-1 antibody treatment of metastatic melanoma. We do not know the outcome of this lawsuit nor how it will impact our own business.

If we do not succeed in obtaining patent protection for our inventions (should it be discoveries, drug targets candidates and product candidates) to the fullest extent for which we seek protection, or if we fail to select the best inventions to seek such protection, our business and financial results could be materially harmed.

We may not be able to protect our non-patented proprietary data, know-how, technologies or discoveries, and that may materially harm our business.

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

In selecting a therapeutic product candidate or diagnostic product candidate for development, we take into account, among other considerations, the existence of third party intellectual property rights that may hinder our right to develop and commercialize that product candidate. The human genomic pool is finite. To our knowledge, third parties, including our competitors, have been filing wide patent applications covering an increasing portion of the human genomic pool and the proteins and peptides expressed therefrom. As a result of the existence of such third party intellectual property rights, we have been and may be further required to:

•	forgo the research, development and commercialization of certain drug target candidates and product candidates that we discover, notwithstanding their promising scientific and commercial merits; or

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

If a third party accuses us of infringing its intellectual property rights or if a third party commences litigation against us for the infringement of patent or other intellectual property rights, we may incur significant costs in defending such action, whether or not we ultimately prevail. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive and prolonged. Costs that we may incur in defending third party infringement actions would also result in the diversion of management’s and technical personnel’s time. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us or our collaborators and licensees from further developing our discoveries or commercializing our products. In the event of a successful claim of infringement against us, we may be required to pay damages or obtain one or more licenses from the prevailing third party, which may not be available to us on commercially reasonable terms, if at all. If we are not able to obtain such a license or not able to obtain such a license at a reasonable cost, we could encounter delays in product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any lawsuit or failure to obtain any such license could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures.

Patent reform and other legislative changes in the U.S. and other countries may affect our ability to obtain and enforce our patents.

In 2011, the United States passed comprehensive patent reform laws in the “America Invents Act”, or the “Act”. These changes may affect our ability to obtain and enforce patents in a number of ways. First, the Act provides for a period of ex parte post-grant review with expanded grounds for challenging validity of a patent for nine months after grant of a patent. If the validity of one of our U.S. patents is successfully challenged, some or all of the claims may be invalidated, such that we could not enforce the patent and hence may not be able to protect one or more of our therapeutic product candidates. Other countries may also pass legislative changes to their patent laws which could materially affect – and even invalidate – one or more of our already filed patent applications, or even granted patents.

Increased progress in our scientific and technological environment may reduce our chances of obtaining a patent.

In order to obtain a patent to protect one of our therapeutic product candidates, we must show that the underlying invention (that is, the product candidate itself or its use) is inventive. As an increasing amount of scientific knowledge is becoming available regarding genes, proteins and biological mechanisms, the bar is increasingly raised to show sufficient inventiveness, as inventiveness is judged against all publicly available information available prior to filing of the patent application (the exact date may vary by country or due to other circumstances). We were initially pioneers in a largely unexplored field, but now there are many others working in our area. We may not be able to obtain patents for our product candidates due to the increased information published in this area. Collective patent applications, in which a large number of candidates are included in one patent application, are also challenged due to the raised bar for information that must be included in a patent application, as well as due to the availability of other publications. Our own published patent applications and other publications also serve as prior art against our new inventions and patent applications, and may prevent us from obtaining new patents.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee due to and during his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights or waiver of such rights by employer. The Patent Law also provides that if there is no agreement with respect to whether the employee is entitled to remuneration for his or her service invention, to what extent and under what conditions, such entitlement and terms shall be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law. Recent decisions by the Committee and Israeli courts have created some uncertainty in this area. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Risks Related to Operations in Israel

Conditions in the Middle East and in Israel may adversely affect our operations.

Our headquarters and part of our research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; and

•	a downturn in the economic or financial condition of Israel.

Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Furthermore, violent uprisings in recent years in some Arab countries in the Middle East and North Africa, including in Egypt, Syria and Jordan which border Israel, and the significant increase of hostile activities of ISIS, the Islamic State of Iraq and the Levant, in Syria, adjacent to Israel's northern border, and in the Sinai Peninsula, adjacent to Israel's southern border, all maintain a level of uncertainty in the region. Recent events in Iran, including reports of its continuing nuclear development program, have further heightened the antipathy between Israel and Iran.

Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including continued hostilities related to the Gaza Strip, which is controlled by the Hamas militant group. Efforts to resolve the problem have failed to result in a permanent solution. In 2014 Israel experienced another round of armed conflict with Hamas in the Gaza Strip, with missiles reaching the south and the center region of the country. All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations. Further deterioration of relations with the Palestinian Authority, Hamas or countries in the Middle East could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations.

In addition, a number of our employees who are Israeli citizens are subject to an obligation to perform reserve military service. In case of further regional instability such employees who may include one or more of our key employees may be absent for extended periods of time which may materially adversely affect our business. Certain countries, as well as certain companies and organizations, primarily in the Middle East, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material impact on our business in the future.

Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the U.S. dollar and the NIS, which may have a material adverse effect on our financial condition. The U.S. Dollar devaluated against the NIS by 7.0% in 2013, in 2014 the U.S. Dollar appreciated against the NIS by 12% and in 2015 the U.S. Dollar appreciated against the NIS by 0.30%, and, as a result, our NIS denominated expenses were affected by these fluctuations.. We entered into foreign currency derivative contracts to hedge a portion of our anticipated NIS payroll and certain operation expenses. For more information, see Note 2u of our 2015 consolidated financial statements.

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

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, almost all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and almost all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. Memorandum and Articles of Association—Change of Control.”

Furthermore, in accordance with the Restrictive Trade Practices Law, 1988 and under the Israeli law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder, which we refer to as the R&D Law, to which we are subject due to our receipt of grants from the Office of the Chief Scientist, or the OCS, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see “Item 5. Operating and Financial Review and Prospects Finance – C. Research and Development, Patents and Licenses – The Office of the Chief Scientist.”

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

We received grants from the OCS that may restrict the transfer of know-how that we develop.

We have received research and development grants from the OCS. Therefore, even following full repayment of any OCS grants, and unless agreed otherwise by the applicable authority of the OCS, we must nevertheless continue to comply with the requirements of the R&D Law. Accordingly, the transfer to third parties of know-how or technologies developed under the programs submitted to the OCS and as to which we received the grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the prior consent of the OCS, and may require certain payments of increased royalties to the OCS. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how, they may prevent us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects Finance – C. Research and Development, Patents and Licenses – The Office of the Chief Scientist.”

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

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. For example, under NASDAQ’s rules a company traded on the NASDAQ market is required to select director nominees either by independent directors constituting a majority of the board of directors or by a nominations committee comprised solely of independent directors. Under Israeli law, there is no such requirement to have an independent nominating committee or to have the independent directors of a company select (or recommend for selection) director nominees. Consistent with Israeli law, we have elected that our Board of Directors handle this process. We are also not required to adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer. In addition, pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder (the “Companies Law”), which are different from the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635. For a description of certain transactions requiring shareholder approval under the Companies Law see “Item 10. Additional Information — B. Memorandum and Articles of Association — Conflict of Interest.” Furthermore, consistent with Israeli law, generally a quorum for an adjourned general meeting of shareholders of the Company, is any two shareholders present in person, by proxy or by proxy card at such meeting. As such, the quorum requirements for an adjourned meeting are different from the NASDAQ requirement that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association (“Articles”) and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a PFIC for U.S. federal income tax purposes.

There is a risk that we may be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce or are held for the production of passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2015. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2016. If we were a PFIC during any prior years, U.S. holders who acquired or held our ordinary shares during such years generally will be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Sales under our existing shelf registration statement will dilute existing shareholders.

On August 26, 2014, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units comprising any combination of these securities having an aggregate offering price of up to $200 million (“the 2014 Shelf Registration”). This registration statement was declared effective by the SEC on September 4, 2014. As of February 1, 2016 no securities have been issued pursuant to the 2014 Shelf Registration. While there is no assurance that we will sell any shares, including shares underlying securities convertible into, exchangeable for, exercisable for shares, under this shelf registration statement, any such sales in the future may result in dilution to existing shareholders. In addition, we may seek additional capital by selling shares or other securities under these shelf registration statements due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

During the calendar years 2014 and 2015, our stock price on NASDAQ has traded from a low of $4.64 to a high of $14.32 and trading volume is volatile from time to time. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is Compugen Ltd. We were incorporated on February 10, 1993 as an Israeli corporation and operate under the Israeli Companies Law. Our principal offices are located at 26 Harokmim Street, Holon 5885800, Israel, and our telephone number is +972-3-765-8585. Our web address is www.cgen.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 250 E. Grand Avenue, Suite 65, South San Francisco, CA 94080, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2015, 2014 and 2013, our capital expenditures were $4.4 million, $2.2 million and $328,000, respectively, and for the year 2015 were spent primarily on leasehold improvements for the new facilities in Holon, Israel (see Item 4D - Property, Plants and Equipment), laboratory equipment, general computer software and hardware. As of December 31, 2015, other than $1.3 million which are included within the $4.4 million capital expenditures for the year ended December 31, 2015 but not yet paid as of that date, we have no current significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Overview

Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primarily consists of early-stage immuno-oncology programs aimed at harnessing the immune system to fight cancer.Our pipeline’s focus is on immune checkpoint target candidates discovered by us, which are predicted to serve as promising drug targets for cancer immunotherapies addressing various cancer types and patient populations, both as monotherapy and in combination with other drugs. Our business model relies on extracting the commercial value of our systematic discovery capability by entering into various forms of revenue-sharing collaborations for our novel drug target candidates and therapeutic product candidates at various stages of research and development. Compugen is headquartered in Holon, Israel, with R&D facilities located in both Holon and South San Francisco. At the U.S. facilities, therapeutic monoclonal antibodies (mAbs) are discovered and developed against our novel drug target candidates.

Predictive Discovery of Novel Targets

The establishment of our broadly applicable discovery approach evolved over a decade of pioneering multidisciplinary research involving in-depth understanding of key biological phenomena combined with the development of superior computational modeling capabilities. This approach, which is constantly enhanced and broadened, has been designed to allow us to focus on a selected biomedical field of research, and to emerge with a set of novel drug targets that otherwise would have been challenging to identify. We employ our discovery approach in multiple therapeutic and diagnostic areas and have demonstrated significant advantages of our methodologies in terms of ability to discover novel target candidates, cost, time and probability of successful experimental validation, in comparison to traditional discovery methods.

Therapeutic/Disease Fields of Focus

Oncology and immunology (autoimmune diseases) are two medical fields with significant unmet medical needs. Biologics, such as mAb and Fc-fusion proteins, have revolutionized patients’ treatment in these two disease areas and have demonstrated substantial clinical benefit and commercial success. Compugen has chosen these two growing disease areas as its focus for its broadly applicable predictive capabilities. Biologics are one of the fastest growing segments in the drug industry and made up 27% of 2014 FDA approvals. Seven of the top ten selling drugs in 2014 were biologics including Humira (adalimumab), the top selling drug in 2014 with sales of $12.5 billion, Remicade (infliximab) and Rituxan/MabThera (rituximab), all indicated for the treatment of arthritis. Additionally, biologics to treat cancer represented three of the top ten best-selling drugs in 2014, and included Rituxan, Herceptin and Avastin.

For these reasons oncology and autoimmune diseases continue to be disease areas of high interest to pharmaceutical companies with numerous efforts to identify novel therapeutic solutions. Our science-driven predictive capabilities are well suited for the identification of novel target candidates suitable for therapeutic intervention for these complex, multi-factorial diseases. In recent years, we further focused our activities to be mainly in the field of immuno-oncology, an area of high medical promise and industry interest, where the modulation of the immune system has shown notable clinical success in treating various types of cancer.

Monoclonal Antibody Therapy for Oncology

mAb therapeutics is a class of biological drugs that harnesses the exquisite specificity and potent binding properties of antibodies to create a mono-specific antibody (drug) that binds to the drug target of interest with high specificity and thereby limits the potential for off-target toxicity that is often seen with small molecule drugs. The extremely large repertoire of possible mAb that can be generated means that one can generate highly specific mAb drug candidates that can: a) bind to almost any extracellular or cell surface target protein; b) bind and antagonize the target of interest or c) bind and agonize the target of interest. Due to the versatility and high specificity of this approach, mAb therapies are being intensively researched, developed and commercialized as treatments for numerous serious diseases with the belief that they have the potential to be more effective treatments with fewer side effects compared to traditional small molecule chemical drugs. During the past two decades, mAbs have emerged as an important and rapidly growing drug class, with over 20 mAbs already approved for therapeutic use in the United States for various clinical indications, including oncology, chronic inflammatory diseases, transplantation, infectious diseases and cardiovascular diseases. For cancer therapy, a mAb may inhibit cellular processes critical for tumor growth, stimulate the patient's immune system to attack the target cancerous cells, or be used for targeted delivery of chemotherapy specifically to the cells identified by the antibodies (known ADC technology). Moreover, according to an analysis by Tufts University, the rate of success for mAb therapeutics from first use in humans to regulatory approval is more than double that of traditional small molecule chemical drugs.

Although significant progress has been made in recent years in mAb therapeutics, numerous challenges still remain. One of the main challenges in this extremely promising field of mAb therapeutics is the identification of novel extracellular or cell surface targets that can translate into clinically relevant therapies for a variety of disease indications. To this end, we have developed several proprietary target discovery platforms through focusing on and integration of various aspects of our unique predictive discovery capabilities to identify novel drug targets for mAb therapies. Our Pipeline Program activities are currently focused on mAbs as the therapeutic modality for cancer immunotherapy, with an additional Fc fusion therapeutics program for autoimmune diseases.

Therapeutic Proteins for Immunology

Therapeutic proteins are another type of biological drug, typically a large biological molecule or a fragment derived from a relevant extracellular or cell surface protein and usually engineered and produced by recombinant technologies to have drug-like properties. For example a cell surface or extracellular protein could be engineered to be fused to the Fc domain of an IgG (antibody) protein to provide a longer half-life in the blood. Therapeutic proteins are clinically used to treat a wide range of diseases including cancer, autoimmune diseases, infectious diseases, blood-related disorders and others. CGEN-15001, our lead program for autoimmune diseases, is an Fc fusion protein. This class of therapeutic proteins, known as Fc fusion proteins, has achieved significant clinical and commercial success as exemplified by the anti-rheumatic biologics ENBREL® (etanercept) with sales of about $8.9 billion in 2014, and ORENCIA® (abatacept) with about $1.6 billion in sales in 2014.

The Pipeline Program

In order to leverage our capability to predict multiple novel drug targets with each discovery effort, we established our Pipeline Program to allow the parallel target validation and early development of multiple therapeutic candidates based on such targets. Our Pipeline Program currently ranges from target validation to pre-clinical studies in the fields of oncology and immunology, with a primary focus on immuno-oncology. The aim of the Pipeline Program is to advance the validation of Compugen-discovered drug target candidates to generate therapeutic drug candidates against such targets – mainly as mAb therapeutics or to a lesser extent as Fc fusion protein therapeutics - and to further advance selected therapeutic candidates beyond their animal proof of concept stage. The newly discovered target candidates enter the Pipeline Program when they begin experimental evaluation following their in silico prediction and selection and undergo various experimental validation studies to confirm their therapeutic potential. The experimental validation studies are conducted at our facilities, or at external expert laboratories, selected specifically for each relevant field. This is followed by the generation of a therapeutic product candidate to be used for in vitro and in vivo proof of concept studies in disease animal models, as applicable. Therapeutic Fc fusion proteins or mAb product candidates, either humanized or fully-human, then enter the stage of lead candidate selection and optimization, with a final lead to be advanced to investigational new drug application (IND) enabling studies. For selected therapeutic product candidates we intend to continue development into early clinical development. Our strategy is to partner our novel drug target candidates and their respective therapeutic product candidates in our Pipeline Program will be partnered at different stages of the drug development process, under collaborative and/or licensing arrangements of different types with third parties.

Pipeline Program

Overview

During 2010, we integrated our approach to novel target discovery, moving from a “technology driven” individual platform based methodology to a “therapeutics needs (market) driven” approach. In this “therapeutics needs (market) driven” approach, we harnessed all of our relevant discovery platforms, systems and tools towards a selected unmet need in order to predict and validate novel target candidates that we believed have the highest potential to generate successful first-in-class drug candidates to address that particular need. With our primary focus in immuno-oncology, we believe this approach will enable us to make significant contributions to oncology treatment. In late 2010, we initiated our Pipeline Program, pursuant to which we both (i) accelerated the number of predicted and selected drug target candidates being evaluated by us, primarily in our fields of focus, and (ii) took certain therapeutic product candidates further beyond their proof of concept into preclinical activities In selected cases, assuming continued preclinical success, we intend to take them into early clinical development.

First Focused Discovery Program – Immune Checkpoints

Modulation of the immune system has shown clinical success in several therapeutic applications, such as treating various types of cancer, inhibiting autoimmune diseases and prolonging graft survival in organ transplant recipients. This increasing clinical significance is the basis for significant interest in the discovery and development of immunomodulators for therapeutic uses, and the rationale behind Compugen’s first therapeutic needs driven efforts: the identification of novel immune checkpoint protein candidates that can serve as targets for therapeutic mAb discovery or be engineered to produce therapeutic product candidates.

Our first focused discovery program was directed towards the discovery of novel members of the immune checkpoint regulators family of proteins, initially specifically focusing on B7/CD28 co-stimulatory/co-inhibitory proteins, which are of high interest to the industry and have therapeutic potential in both cancer and autoimmune diseases. As a result of this successful discovery effort, the primary focus of our Pipeline Program is mAb therapeutics targeting these potential B7/CD28 like checkpoint candidates for cancer immunotherapy, and to a lesser degree, Fc fusion protein therapeutics for autoimmune diseases based on these novel checkpoint candidates.

Our initial results in identifying potential B7/CD28-like immune checkpoint candidates and the high industry interest in this class of proteins, led us to expand our discovery efforts to the identification of additional sets of immunomodulatory proteins beyond this family. By extending our predictive discovery capabilities for immunotherapy, we developed a methodology designed to discover immunomodulators distinct from B7/CD28-like proteins. During 2014, we demonstrated successful initial experimental results for one of these novel immunomodulatory target candidates that had been predicted in silico. Some of the other target candidates are in validation stage. In addition, during 2013 we successfully undertook our second focused discovery effort in the area of targets for antibodydrug conjugate or ADC technology, and in 2015 announced potent in-vitro cyotoxic activity by an exemplary ADC antibody developed by us against CGEN-15027 as an ADC target, with additional programs either at the therapeutic antibody discovery and development or the validation stage.

Immune checkpoints:

Immune checkpoints are negative regulators of the immune system, that play critical roles in maintaining self-tolerance, preventing autoimmunity and protecting tissues from immune collateral damage. These immune checkpoints are often “hijacked” by tumors to restrain the ability of the immune system to mount an effective anti-tumor response. Blocking immune checkpoints provides a promising approach for activating anti-tumor immunity. Indeed, recent FDA approval of antibody-based drugs blocking the immune checkpoints CTLA4 and PD-1 has emerged as a paradigm shift in cancer therapy, leading to durable clinical responses even in patients with advanced cancer. The breakthrough successes in melanoma, lung and kidney cancers provided therapeutic validation for this approach and formed the foundation for a new era of cancer immunotherapy. Despite the success of CTLA4 and PD-1 blockers, many patients do not respond to these treatments and the clinical benefit is still limited to a small subset of cancer indications. In those indications where a response is seen it is typically only a minority of patients that achieve the promise of long-term survival. It is therefore clear there are additional immune evasion mechanisms mediated by other immune checkpoint proteins. The activity of the immune system is mostly regulated by immune cells called T cells. One protein family which is responsible for regulating immune cells, including T cells, is the B7/CD28 family of co-stimulatory and co-inhibitory receptors and ligands. Naïve T cells are initially activated by antigens derived from invading pathogens or from malfunctioning cells, such as cancer cells. The magnitude and efficacy of the immune response is determined by a delicate balance between co-stimulatory and co-inhibitory signals. Tumors exploit this regulatory mechanism by continuously inducing co-inhibitory signals (immune checkpoints) to evade immune destruction. Therefore, the ultimate goal of cancer immunotherapy is to enable the immune system to detect cancerous cells, destroy them and prevent further tumor development.

There are currently three therapies approved for the treatment of cancer that target immune checkpoint proteins. Yervoy®, an antibody treatment targeting CTLA-4, was approved by the FDA in 2011 and registered 2014 sales of $1.3 billion dollars, representing an increase of approximately 35% over 2013 sales. In September 2014, Keytruda®, an antibody therapy targeting PD-1, received accelerated approval from the FDA for the treatment of advanced melanoma and was approved for non-small cell lung cancer (NSCLC) in October 2015. Opdivo®, an antibody therapy targeting PD-1 was first approved for the treatment of advanced melanoma in December 2014 and was approved for non-small cell lung cancer (NSCLC) in October 2015 and renal cell carcinoma in November 2015. These therapies, along with many additional immune checkpoint targeting programs, are currently in advanced clinical trials in a large number of cancer indications with significant unmet need. Industry analysts estimate that the cancer immunotherapy market has a significant potential and annual sales’ projections of some of these analysts range between $28 billion and $35 billion.

Predictive discovery of novel immune checkpoints for immuno-oncology:

A key Compugen established capability in this field was the development and use of our Predictive Discovery Platforms for the discovery of novel protein members belonging to various known and clinically important protein families. These discovery platforms incorporate two key Compugen proprietary infrastructure capabilities: LEADS and MED (described in more detail below). Specialized algorithms designed for identification of the unique characteristics of specific protein families, utilizing LEADS and MED, analyze the entire proteome to search for novel proteins belonging to a desired family. This platform concept was initially developed for the identification of novel immunomodulators which can serve as protein therapeutics for various pathological conditions, and more specifically, the B7/CD28 protein family of costimulators/coinhibitors. The reason we focused initially on this protein family is that B7/CD28 proteins are known to play key roles in regulating immune responses and serve as immune checkpoints. Also, there is a very low homology between these family members, which we believed we could overcome by using our unique approach. We believe new proteins belonging to this family could have significant therapeutic potential in many pathological conditions, including oncology, infectious disease, and autoimmune diseases. Applying the Predictive Discovery Platforms resulted in the identification of a number of putative immune checkpoint B7/CD28-like protein candidates, of which those that we have disclosed are CGEN-15001T, CGEN-15022, CGEN-15029, CGEN-15049, CGEN-15027 CGEN-15052 and CGEN-15092.

In order to discover the immunomodulators distinct from B7/CD28-like proteins, we used a new discovery capability that incorporates the predictive modeling of two distinct biological phenomena related to the role of the immune system that are conceptually different from those employed in the discovery of Compugen’s B7/CD28-like candidates. The first biological phenomenon that was modeled exploits the interplay between the immune system and intruding pathogens. As a result of such interplay, some immune proteins tend to evolve differently from non-immune related ones. We devised an evolutionary model to detect such potential immune proteins, and this predictive algorithm was incorporated into our discovery infrastructure and integrated with our existing tools for the discovery of target candidates for cancer immunotherapy. The second biological phenomenon was modeled on the biology of tumor-associated macrophages (TAMs). TAMs are an important component of the tumor microenvironment and play a major role in creating the immunosuppressive environment that enables tumor development. Proteins having the potential to modulate the tumor microenvironment may serve as potential targets for cancer immunotherapy. The modeling of this second biological phenomenon relies heavily on our MED Platform, which was employed to predict proteins that may play a role in the TAMs biology.

Target characterization and validation and therapeutic discovery and development of our immune checkpoint candidates:

During 2014 and 2015 we enhanced our target characterization and validation infrastructure, as well as our therapeutic discovery and development efforts, in order to be able to advance multiple immune checkpoint candidates in our Pipeline Program. We added personnel, equipment, new experimental systems and technologies to increase expertise and workload throughput. Furthermore, in addition to our internal expansion efforts, we entered into new or expanded agreements with leading contract research organizations and academic research centers.

In December 2014, we signed a multi-year research collaboration with Johns Hopkins University, School of Medicine, under the direction of Prof. Drew Pardoll and Dr. Charles Drake. Prof. Pardoll and Dr. Drake, members of Compugen’s Scientific Advisory Board, are pioneers in the field of immuno-oncology. The collaboration focuses on further evaluation of selected novel B7/CD28-like immune checkpoint candidates discovered by us for the potential treatment of cancer. This evaluation includes the candidates’ differentiation profile with respect to known checkpoints and their potential to serve either for monotherapy or in combination with other cancer treatments. This collaborative research will expand our ongoing assessment of the biology and mechanism of actions of our novel B7/CD28-like immune checkpoint candidates, and provide access to the world-class immuno-oncology research tools and expertise at Johns Hopkins University. In January 2015, we signed an agreement with the U.S. National Institutes of Health (NIH) according to which we obtained rights to use certain biological systems and materials developed by the NIH in-house for purposes of advancing the research and development of our multiple immuno-oncology programs toward future clinical evaluation. The experimental systems and biological materials obtained from the NIH enable the engineering of human T cells to specifically recognize tumor antigens on cancer cells. Together with the collaboration with Johns Hopkins University, these new capabilities provide us with various capabilities and technologies to advance in parallel multiple immune checkpoint target programs toward the development of first-in-class biologics.

First Focused Discovery Program output: Immune checkpoint target candidates:

Our first validated drug target candidate, CGEN-15001T, was found to be expressed in several cancers, such as Hodgkin's lymphoma and Non-Hodgkin's lymphoma. A second drug target candidate, CGEN-15022, was found to be expressed in numerous types of epithelial cancers with significant unmet clinical needs, such as liver, colorectal, lung and ovarian cancers. The different expression profiles of CGEN-15022 and CGEN-15001T not only provide important differentiating characteristics between these two novel drug target candidates, but also offer promising potential to utilize these proteins as mAb targets to treat a broad set of key cancer indications with significant unmet medical needs. In August 2013, we signed a research and discovery collaboration and license agreement with Bayer for the development and commercialization of antibody-based therapeutics for cancer immunotherapy against CGEN-15001T and CGEN-15022.

In June 2015, we disclosed experimental validation data for CGEN-15029, a novel B7/CD28-like immune checkpoint target candidate. Initial validation studies show that expression of CGEN-15029 in T-cells inhibits their activation by melanoma cells, consistent with an immune suppressive role of the target in the tumor microenvironment. The target possesses signature immune-checkpoint receptor characteristics, including expression in relevant subsets of T- and NK-cells, with particularly high expression in lymphocytes that populate the tumor microenvironment (known as tumor infiltrating lymphocytes or TILs). A binding partner for CGEN-15029 has also been identified, which enables a clear path towards selection of inhibitory antibodies and their therapeutic development. CGEN-15029 is our highest priority mAb program and was selected to be advanced toward clinical testing.

In September 2013, we first disclosed experimental data for CGEN-15049, a novel immune checkpoint target candidate. CGEN-15049 was shown to inhibit the activity of immune cells that play important roles in immune responses against cancer, such as natural killer cells (NKs) and tumor antigen-specific cytotoxic T lymphocytes (CTLs), including TILs from melanoma patients. Furthermore, CGEN-15049 was shown to promote differentiation of inducible regulatory T cells (iTregs), a major cellular component of the immunosuppressive tumor microenvironment. In November 2015 we announced that a decision was made with respect to CGEN-15049 to perform additional target validation research to re-assess the target’s mode of action.

First disclosed in 2014, in September 2015, we disclosed new target validation results for CGEN-15052, a novel immune checkpoint target candidate. CGEN-15052 has demonstrated in several experimental settings robust inhibition of T cell activation, both as a membrane protein and as an Fc fusion protein. Furthermore, recombinant expression of CGEN-15052 on cancer cells in a syngeneic mouse animal model enhances tumor growth compared with control cancer cells not expressing CGEN-15052.

In October 2014, we disclosed successful experimental data for CGEN-15027, a novel immune checkpoint target candidate. CGEN-15027 was initially disclosed as one of the multiple immune checkpoint target candidates discovered in the Company’s first focused predictive discovery program. In a subsequent discovery program, the protein was also predicted to be a potential ADC target. Experimental evaluation of CGEN -15027, including the prediction and validation of high expression levels of CGEN-15027 in lung, breast, ovarian, and pancreatic tumors as compared to normal tissues, strengthened its potential as a target for ADC therapy. In addition, the ability of an exemplary ADC to mediate potent killing of cancer cell lines expressing this protein was demonstrated using therapeutic antibodies for CGEN-15027. The expression and functional data provide further validation of the target, and suggest broad first-in-class clinical potential of CGEN-15027 antibodies in treating multiple solid tumor types. Based on these results, our research development focus on this novel candidate has moved to ADCs as a therapeutic product candidate.

Some of our immune checkpoint mAb target candidates were engineered as recombinant proteins consisting of the extracellular region of the immune checkpoint membrane proteins’ candidate fused to an Fc antibody domain. CGEN-15001 was the first of these predicted candidates to undergo extensive in vitro and in vivo validation. In 2015, we continued to expand our activities in the field of immuno-oncology and continued to commit a higher portion of our resources to immuno-oncology rather than immunology. In the field of immunology we focused on CGEN-15001 in further elucidating its unique mechanism of action and in studying its translational potential using biological samples from autoimmune patients. See below: “Fc Fusion therapeutics: Immune checkpoint candidates.”

Second Focused Discovery Program – Targets for Antibody Drug Conjugate Technology

Antibody-drug conjugate (ADC) cancer therapy destroys cancer cells by harnessing the highly specific binding of a mAb to deliver high-potency cytotoxic agents, called the payload, directly to the cancer cells. The principle underlying ADC therapy is to use the selective binding of a mAb to impact only the cancer cells by linking the cytotoxic agent payload to an antibody or antibody fragment that specifically binds to a protein that is present on cancer cells and expressed at lower levels in healthy cells. When administered to the patient, the antibody with the payload specifically binds to the protein of interest (the target), and upon binding the mAb and its payload are internalized into the cells, where the toxic payload is released and activated. Thus, unlike traditional chemotherapies, ADCs are designed to specifically destroy only cells displaying the cancer target protein. ADCs against a number of targets, both in solid and hematologic tumors, have already demonstrated clinical success, with two ADC products gaining FDA approval since 2011.

Fueled by the success of recent FDA approvals, ADC cancer therapy is an area of increased focus and activity and there are approximately 50 ADCs currently in clinical testing. ADC therapeutics generated approximately $1 billion of sales in 2014 and the ADC market is forecast to grow to $10.4 billion dollars by 2024 (Roots Analysis 2014).

Arming antibodies or antibody fragments with cytotoxic agents can be viewed as a means of enhancing tumor cell killing while sparing normal cells. ADCs represent a potential approach to enhance the efficacy of mAbs, by harnessing the mAb specificity to target the delivery of a cytotoxic agent to the tumor. Cancer therapy through ADCs addresses an area of high unmet medical need and is of great interest to the pharma industry. Only a limited number suitable ADC targets have been identified to date, and there is need for more ADC targets with superior characteristics, which provides an opportunity for Compugen to serve as a key source for the next generation of such potential targets.

Compugen’s ADC target discovery program, which was initiated in 2013, utilizes our underlying predictive discovery infrastructure, with the addition of certain algorithms and other computational capabilities specifically developed for this effort. The additional algorithms enable prediction of cell surface/membrane proteins that have the potential to be internalized, and have higher expression on cancer cells but have much lower expression on healthy cells, in order to allow the ADC drug to selectively attack the tumor and spare healthy tissues. Additional parameters were included to enhance to identification of targets associated with advanced cancer stages and poor clinical outcome, in order to provide potential superior first-in-class treatment to patient populations with limited therapeutic options and high unmet need.

Second Focused Discovery Program output: ADC target candidates:

The initial results from our second focused in silico discovery program, potential candidate targets for ADC cancer therapy, were announced at the end of 2013. In January 2015, we announced that two of the in silico predicted targets for ADC cancer therapy demonstrate low expression levels in normal critical tissues, such as heart and liver, and higher expression in multiple cancer types, such as colorectal and prostate cancers, for which there is high unmet medical need. These results suggest that these two drug target candidates have potential to serve for the development of ADC therapy in oncology. In October 2015 we announced that CGEN-15027, initially disclosed as an immune checkpoint target candidate, was also predicted to be a potential ADC target in a subsequent discovery program. Further evaluation of CGEN -15027 as a target for ADC therapy, including the prediction and validation of is high expression levels of CGEN-15027 in lung, breast, ovarian, and pancreatic tumors as compared to normal tissues, strengthened its potential as an ADC target. Using therapeutic antibodies for CGEN-15027 developed by us, we demonstrated the ability of an ADC to mediate potent killing of cancer cell lines expressing this protein.

The Pipeline Program: Novel Drug Target Candidates and Therapeutic Product Candidates

mAb target candidates: Immune checkpoint target candidates

The Pipeline Program primarily consists of mAb target candidates discovered by using our predictive discovery methodologies. While our computational capabilities can enable target discovery in any number of areas, we have focused our antibody pipeline efforts on two main target classes: immune checkpoints and targets for ADC technology. Immune checkpoint ADC target candidates disclosed by Compugen include CGEN-15001T, CGEN-15022, CGEN-15029, CGEN-15049, CGEN-15027, CGEN-15052 and CGEN-15092. These targets have shown initial experimental validation. Additional undisclosed immune checkpoint candidates are undergoing target validation.

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

In additional to phage display technologies, we also use traditional hybridoma approaches for antibody discovery. This is done to broaden the diversity of candidate antibodies for a given program, and to take advantage of the natural evolution of antibody affinity that occurs following immunization of an animal. During 2015 we established in-house capabilities and expertise to generate hybridoma antibodies, thereby expanding our options for development of therapeutic product candidates.

mAb target candidates: ADC target candidates

We have a number of potential ADC targets that will serve as the basis for future antibody development programs. Additionally, antibody discovery and development efforts have been initiated against proteins previously identified by Compugen that demonstrate desired ADC target features. Antibodies that bind specifically to a target are tested for their ability to internalize following binding on the cell surface, and cell killing is assessed using commercially available reagents commonly used for in vitro ADC testing such as the results disclosed with CGEN-15027. For proof of concept testing of CGEN-15027 in animal models, candidate antibodies are conjugated with linkers and toxins that are widely used and well defined in the industry. These will be used to treat mice bearing tumors that express the target on the cell surface. Lead candidates will be chosen based on their ability to induce tumor destruction, together with biophysical properties that are consistent with use in a therapeutic setting.

Fc Fusion therapeutics: Immune checkpoint candidates

CGEN-15001, our lead program for autoimmune diseases, is an early stage therapeutic protein candidate based on one of the novel B7/CD28-like immune checkpoint candidates discovered by Compugen. This therapeutic protein candidate was created by fusing the extracellular domain of the immune checkpoint to an Fc fragment of an antibody.

The therapeutic potential of CGEN 15001, for immunology was demonstrated in animal models of autoimmune diseases. In these models, CGEN-15001 demonstrated inhibition of activation of T-cells and restoration of immune balance. Furthermore, treatment with CGEN-15001 demonstrated effectiveness in animal models of multiple sclerosis, rheumatoid arthritis, type 1 diabetes and psoriasis pointing to its therapeutic potential for treatment of multiple autoimmune diseases. Prevention of bone marrow transplant graft rejection and long duration of response in autoimmune models suggested that this drug candidate acts through induction of immune tolerance. In comparison to current therapeutic approaches that generally suppress the immune system, tolerance induction has the potential to provide a sustained resolution of the disease without compromising the immune system’s capacity to fight infections and malignancies. We have further presented animal model data indicating that the durable therapeutic response to CGEN-15001 treatment is potentially maintained via regulatory T cells (Tregs), types of immune cells known to play critical roles in the maintenance of peripheral immune tolerance. The promise of this class of therapeutic candidates based on immune checkpoints is to potentially affect immunological processes underlying autoimmunity, thereby potentially providing long-term therapeutic solutions for patients.

Our Predictive Discovery Approach

We discover novel drug targets through a unique, predictive, computational process that combines human biology predictions derived from genome analysis combined with disease information derived from analysis of vast amounts of publically available data, as well as proprietary data. This process, which is generally applicable to many fields of medical interest, usually results in multiple drug target candidates. Our comprehensive data analysis therefore enables us to often identify first-in-class drug target candidates, which are difficult to identify using traditional screening approaches. This effort is performed on an ongoing basis by an experienced multidisciplinary research team of scientists, and who over time have generated dozens of peer reviewed publications of certain of our findings and capabilities in scientific journals. This approach has been designed to allow us to focus on a selected biomedical field of research, and to emerge with a set of novel drug targets that otherwise would have been challenging to identify. We have internally demonstrated the applicability of our discovery approach in multiple therapeutic and diagnostic areas and have demonstrated significant advantages of our methodologies in terms of cost, time and probability of successful experimental validation, in comparison to traditional discovery methods.

We call our unique, predictive, computational process “Predictive Discovery” because our in silico findings predict the biological function and therapeutic relevance of novel proteins which, in most cases, were not previously considered as drug target candidates. For over a decade, we have been developing predictive platforms for a variety of biological processes and phenomena, which are continuously being improved and diversified to address the need for novel targets in areas of interest to the industry.

•
Biological knowledge: For each biological phenomenon or process, we first screen the available biological literature on the topic. Our scientists study and critically evaluate the publically available information to discern the key components from a computational perspective.

•
Genome and proteome analysis: The genome is the most complex encryption system known to mankind, and our discovery team has made exceptional progress in understanding and deciphering its code. Our proprietary genome and protein analysis platforms generate accurate, robust and comprehensive data sources which have proven successful in a variety of internal and collaborative programs. Our genome and proteome analysis tools are employed depending on the biological phenomenon or process of interest, and are one of the pillars of our discovery process.

•
Experimental and disease data: The increased availability of molecular data and exponential growth in personal, clinical and life-style data are presenting a significant challenge alongside an extraordinary discovery opportunity. Our discovery team is focused on collecting these data, analyzing them, evaluating their quality and utility, and integrating relevant studies in a format that is appropriate for predictive discovery. Mining Expression Data platform, MED, is an example of an internal platform that was created to integrate gene expression data, which now supports multiple internal programs, such as the discovery of novel ADC targets.

The model is tested and continuously refined to identify with high accuracy key differentiating attributes from the three domains of known biology, genome and experimental and disease data. Predicted protein candidates, are then separated into two categories, novel and non-novel. The non-novel group serves as the component for providing an in silico validation to the given computational discovery process. This group includes proteins that were not part of the database used as a foundation for our algorithms, but were identified in the scientific or patent literature. The fact that these proteins were re-identified through our unique computational approach serves as an important control for the accuracy and breadth of the platform. Novel results, meaning proteins that were identified by our predictive process as novel drug targets, are then prioritized for experimental validation.

During the past two years, we predicted additional B7/CD28-like immune checkpoint candidates, through the utilization of the same predictive models and algorithms that led to the identification of the first set of novel candidates in our earlier discovery efforts, but following enhancement of these models and algorithms through incorporation of additional information obtained from such earlier efforts.

Main Technology Platforms

An important aspect of our predictive development efforts was the creation of our three main technology platforms, LEADS, MED and LINKS, which integrate our scientific understandings and predictive models. These infrastructure platforms serve as key components first in the development of our individual discovery platforms described in the following section, and then in allowing us to approach unmet clinical needs through their integrated use with the discovery platforms and other computational systems and tools developed by us.

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

MED is an in silico disease expression database integrating more than 70,000 microarray experiments which are grouped into approximately 1,400 sets. Each set is a unification of different experiments of tissues with the same clinical relevance (i.e. normal tissues, malignant tissues, tissues from drug treated patients). In contrast to a commonly used single experiments analysis approach, the results from all 70,000 microarray experiments are integrated by MED via a sophisticated procedure that we developed, and they are then unified into a “virtual” or in silico chip. The “virtual” chip allows us to analyze simultaneously the expression of genes across all 1,400 conditions and tissues based on the results from the 70,000 experiments. This integrated analysis allows a broad view of the expression profile of a single gene over thousands of experiments and multiple tissue types. It also allows the identification and elimination of exceptional expression results obtained from various data sources, resulting in a system with an improved signal-to-noise ratio and thus superior accuracy. The fact that the platform integrates data from many sources and experiments gives robust results. MED’s in silico discoveries have been experimentally validated repeatedly over the years with expression data obtained in-house by a quantitative expression assay system, qRT-PCR, on established controlled and independent mRNA tissue panels.

LINKS is designed to allow comprehensive characterization and differentiation of drug target candidates. LINKS was designed to integrate and analyze extremely large amounts of patients’ disease and clinical data to associate novel drug targets with specific disease conditions, clinical attributes and disease-associated mechanisms of action. LINKS was applied to analyze our pipeline of immune checkpoint target candidates and to compare them to one another as well as to differentiate them from known immune checkpoints. This analysis includes expression in immune subpopulations, regulatory mechanisms and cancer-specific immune signatures, and enables us to compare and differentiate our large portfolio of novel immune checkpoint programs.

Target Discovery Platforms

•
The Discovery of Novel B7/CD28-Like Immune Checkpoints: Immune checkpoints are inhibitory proteins of the immune system that are crucial for controlling the duration and magnitude of the immune responses. These proteins are the key to minimizing collateral tissue damage during an immune response. Novel members of this class may be utilized as targets for cancer immunotherapy and as a basis for immunomodulatory therapeutics for autoimmune diseases. Recently, the blockade of the immune checkpoints CTLA4 and PD-1 emerged as a paradigm shift in cancer therapy, leading to durable clinical responses in patients with advanced melanoma, lung and kidney cancers, thus forming the foundation for a new era of cancer immunotherapy. However, many patients and many types of cancers do not respond to these treatments, indicating that there are additional immune evasion mechanisms, mediated by unknown members of this protein family. As this protein family shares very low sequence similarity, traditional sequence similarity analysis approaches are not effective. Therefore, our discovery platform was designed to specifically address this challenge by developing specialized algorithms designed to identify a set of the unique characteristics of this protein family at genomic and protein levels as well as unique gene expression profiles. The platform predicted multiple novel proteins as possible B7/CD28-like proteins. In addition, the output of the platform also included a non-novel group of candidates such as TIGIT, before they were published in the scientific literature, providing a strong validation of the predictive power of the model. Two of these novel proteins, CGEN-15001T and CGEN-15022, are the focus of the Bayer Collaboration.

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

•
Other Discovery Approaches for Immunomodulatory Proteins: In order to discover other types of immunomodulators we used a new discovery capability that incorporates the predictive modeling of two distinct biological phenomena. The first biological phenomenon that was modeled exploits the interplay between the immune system and intruding pathogens. As a result of such interplay, some immune proteins tend to evolve differently from non-immune related ones. We devised an evolutionary model to detect such potential immune proteins, and this predictive algorithm was incorporated into our discovery infrastructure and integrated with our existing tools for the discovery of target candidates for cancer immunotherapy. The second biological phenomenon which was modeled in the role of tumor-associated macrophages (TAMs). TAMs are an important component of the tumor microenvironment and play a major role in creating the immunosuppressive environment that enables tumor development. Proteins having the potential to modulate the tumor microenvironment may serve as potential targets for cancer immunotherapy. The modeling of this second biological phenomenon relies on our MED Platform, which was employed to predict proteins that play a role in the biology of TAMs.

•
Biomarker Discovery Approaches: Compugen has developed various biomarker discovery approaches based on specialized algorithms for the discovery of various type of biomarkers. The key approaches relate to the discovery of drug-induced toxicity biomarkers as demonstrated by our successful discovery activities for Neviah, and for the discovery of potential biomarkers for our selected immune checkpoint target candidates.

Commercialization

Our predictive discovery infrastructure has broad applicability and is not limited to a certain indication or therapeutic field. However, in early 2010, we determined to focus our activities on novel target discovery in the fields of oncology and immunology. In addition, we transitioned from a “technology driven” individual platform capability approach to a “therapeutics needs (market) driven” approach. In this “therapeutics needs (market) driven” approach we harnessed all of our relevant infrastructure and discovery platforms, systems and tools to predict and validate novel targets that we believe have the highest potential to serve clinical unmet needs and be the basis of successful first-in-class drug candidates for that need.

In late 2010, we also initiated our Pipeline Program, focusing on mAbs and protein therapeutics in the fields of oncology and immunology (autoimmune diseases), with our primary focus on the field of immuno-oncology.

Our business strategy is to seek collaborations on our Pipeline Programs with pharmaceutical partners at various stages of development (early target discovery/validation through early clinical development). Through these collaborations we seek to further develop and commercialize our therapeutic product candidates directed to our novel target discoveries. Currently, our primary focus is to explore collaboration opportunities with respect to our Pipeline Program drug target candidates, as well as partnerships where we may have the opportunity to be more involved in the further development of the partnered candidates. In addition, we announced in 2015 that CGEN-15029 is currently our lead program in development towards our stated objective to file our first IND. Potential revenue sources in line with our business model could include fees, research revenues, milestones payments, royalties and other revenue sharing payments.

Additionally, we intend to seek research and discovery collaborations aimed at harnessing our infrastructure capabilities towards the partners’ discovery needs. In these arrangements we would combine our discovery approaches to identify and prioritize novel proteins and/or targets according to the specific unmet need of the therapeutic approach with our partner. Potential revenue sources in these types of transactions could include upfront fees, research funding, option exercise and license fees, milestone payments, royalties and other revenue sharing payments.

Bayer Collaboration

On August 5, 2013, Compugen and Bayer entered into the Bayer Collaboration for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators, CGEN 15001T and CGEN 15022.

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and we are eligible to receive an aggregate of over $500 million in potential milestone payments for both programs, not including aggregate pre-clinical milestone payments of up to $30 million during the research programs. Additionally, we are eligible to receive mid- to high single digit royalties on global net sales of any approved products under the collaboration. In 2014, we achieved the first and second pre-clinical milestones and in 2015 we achieved the third pre-clinical milestone with respect to CGEN-15001T, one of the two immune checkpoint regulators licensed to Bayer and received, or are eligible to receive, a total of $15 million in milestone payments. Pursuant to the terms of the Bayer Collaboration, upon payment of the third milestone, this program will be transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen.

Under the terms of the Bayer Collaboration, Bayer and Compugen are continuing the on-going collaboration and are jointly pursuing a preclinical research program for CGEN-15022. A joint steering committee consisting of representatives from each party is responsible for overseeing and directing the research program pursuant to an agreed upon workplan. Following the completion of this second research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting CGEN-15022 and will have worldwide commercialization rights for any approved products.

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

Prior to the shift in focus in 2010, the initial runs of our discovery platforms resulted in a “technology driven” discovery of multiple novel targets in a broad range of therapeutic and diagnostic fields. In view of the wide applicability of our predictive biology capabilities, we have in the past formed, or participated in the formation, of companies to utilize certain of these capabilities in other fields and entered into other arrangements for the further development and commercialization of various non-focus area specific discoveries of interest These arrangements provide the potential for future financial gain to Compugen without any further financial commitment for either development or commercialization from us.

In 2012, we entered into two such arrangements: (i) the joint establishment of a new Israeli company, Neviah with Merck Serono, a division of Merck, Darmstadt, Germany, in the field of toxicity biomarkers, and (ii) a financing arrangement with a United States investment company to allow the further development of Keddem Bioscience Ltd., previously a wholly owned, but inactive, subsidiary of Compugen, in the field of small molecule drugs. For more information see Note 2v to our 2015 consolidated financial statements.

Competition

The biotechnology and pharmaceutical industries are highly competitive. Numerous entities in the United States and elsewhere compete with our efforts to make discoveries and out-license them to pharmaceutical and biotech companies. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, academic and research institutions and governmental and other publicly funded agencies.

We face, and expect to continue to face, ongoing competition from entities that discover and develop novel products, and that have therapeutic product candidates or a product that acts by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms, but address the same unmet need. With respect to our therapeutic product candidates, our potential competitors are comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets for oncology and autoimmune diseases. Specifically in the field of immune checkpoints for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing biological therapies to enhance immune response towards tumors. The product candidates being developed by the smaller companies and/or academic institutions are expected to compete with our product candidates on licensing and collaboration opportunities. If approved, such cancer immunotherapy products would compete with our approved products in the respective fields.

Our discovery program depends, in large part, on our discovery platforms and other technologies and our proprietary data to make inventions and establish intellectual property rights in genes and gene-based products, including mRNAs and proteins. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational technologies, and specifically our discovery platforms, provide us with a competitive advantage in the field of predicting gene-based products. We believe that this advantage is made possible by building an infrastructure for predictive discovery based on the incorporation of ideas and methods from exact sciences into biology, and by the modeling and integration of significant biological phenomena and the resultant better research capabilities that we have developed, as well as our unique team of predictive discovery scientists from both biology and exact sciences disciplines who have worked together for more than ten years.

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

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery platforms, our patents and patent applications, particularly with respect to Compugen discovered molecules and utilities. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our targets and product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We seek patent protection for certain promising inventions that relate to our product candidates. As of February 1, 2016, we had a total of 61 issued and allowed patents, of which 39 are U.S. patents, eight are Australian patents, four are Israeli patents, five are European patents, one is Canadian patent, one is New Zeeland patent and three are Japanese patents. Our issued patents expire between 2020 and 2029. We also have 137 pending patent applications, which as of February 1, 2016, included 28 patent applications that have been filed in the United States, 17 patent applications that have been filed in Europe, 23 patent applications that have been filed in Israel, 12 patent applications that have been filed in Australia, 9 patent applications that have been filed in Canada, 9 patent applications that have been filed in Japan, 5 patent applications that have been filed in India, 5 patent applications that have been filed in China, 3 patent applications that have been filed in Brazil, 3 patent applications that have been filed in Korea, 3 patent applications that have been filed in New Zealand, 3 patent applications that have been filed in the Russian Federation, 3 patent applications that have been filed in Singapore, 3 patent applications that have been filed in Mexico, 3 patent applications that have been filed in South Africa, 3 patent applications that have been filed in Hong Kong, two patent applications that have been filed in Egypt and three applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing.

Our general policy is to continue patent filings and maintenance for our targets and product candidates, only with respect to candidates or projects that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or projects that do not meet these criteria.

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

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, among other things, to the FDA as part of the IND. The sponsor will also include a clinical protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a IND hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to, among other things, safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. An IRB at each institution participating in the clinical trial must review and approve the study plan for any clinical trial before it commences at that institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also reviews the information regarding the trial, participant recruiting materials and the informed consent form that must be provided to each trial subject or his or her legal representative before participating in the trial.  In addition, the IRB will monitor the trial until completed.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports for serious and unexpected adverse events must be submitted to the FDA and the investigators more frequently. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the applicable regulations, IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

United States Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The FDA initially reviews all NDAs or BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA or BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

The review process is lengthy and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require the submission of additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval will be limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a company to conduct post-approval testing and clinical trials, to further assess a drug’s safety and effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized including Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of a drug outweigh its risks.

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

 D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to new facilities in Holon, Israel where we lease an aggregate of approximately 34,440 square feet of office and biology laboratory facilities under a lease that expires on March 15, 2021, with an option to extend the lease for two consecutive additional five years periods. In addition, Compugen USA, Inc. currently subleases 12,560 square feet of office and biology laboratory facilities in South San Francisco, California, under a sublease that expires on May 30, 2018.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS FINANCE

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2015, and with any other selected financial data included elsewhere in this annual report.

Background

Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primarily consists of early-stage immuno-oncology programs aimed at harnessing the immune system to fight cancer. Our pipeline’s focus is on immune checkpoint target candidates discovered by us which are predicted to serve as promising drug targets for cancer immunotherapies addressing various cancer types and patient populations, both as monotherapy and in combination with other drugs. Our business model relies on extracting the commercial value of our systematic discovery capability by entering into various forms of revenue-sharing collaborations for our novel drug target candidates and therapeutic product candidates at various stages of research and development. Compugen is headquartered in Holon, Israel, with R&D facilities located in both Holon and South San Francisco. At the U.S. facilities, therapeutic monoclonal antibody are discovered and developed against our novel target candidates.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2015, we had an accumulated deficit of $239.5 million. We expect to continue to incur net losses for the foreseeable future.

Prior to 2010, we focused a significant portion of our research and discovery efforts on the creation of area specific discovery platforms intended to identify novel drug and diagnostic product candidates and in earlier years, had also commercialized certain of our computational biology software products. By year-end 2010 we had (i) largely integrated the various area specific discovery platforms and other computational biology tools and systems into a multi-dimensional and broadly applicable predictive discovery infrastructure, (ii) selected oncology and immunology as our areas of focus, (iii) selected the field of immune checkpoint proteins as our first focused discovery program, and (iv) initiated our Pipeline Program to advance selected drug target candidates beyond their research proof of concept stage. In 2012 we initiated activities in Compugen USA, Inc. for mAb discovery and development against certain targets we had discovered. In 2013, we entered into our first collaboration based on our Pipeline Program drug target candidates with Bayer (the “Bayer Collaboration”). Beginning in late 2013 we significantly increased our research activities in the field of immuno-oncology in order to allow for a larger number of immune checkpoint target and product candidates for cancer immunotherapy to move forward in parallel. During 2014 and 2015 we enhanced our target characterization and validation infrastructure, as well as our therapeutic discovery and development efforts, in order to be able to advance a number of immune checkpoint target candidates in our Pipeline Program. In 2015 we selected one of our immuno-oncology target programs as our highest priority mAb program for internal advancement towards preclinical and clinical testing.

We incurred net losses of approximately $14.1 million in 2013, approximately $11.1 million in 2014 and approximately $20.2 million in 2015. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. Our business model primarily involves collaborations covering the research, development and commercialization of our discovered product candidates and various forms of research and discovery agreements, in both cases providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to be our major operating expense in 2016, accounting for more than 70% of our expected total 2016 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and are budgeted to increase by more than 20% in 2016 compared to 2015.

We currently have sufficient working capital in order to sustain our operations for at least the next 24-30 months. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

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

We apply ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505-50”) with respect to options and warrants issued to non-employees. ASC 505-50 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Share-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $3.5 million, $3.6 million and $3.8 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Embedded Derivatives and Fair Value Measurements related to research and development funding arrangements

In accordance with ASC 730-20, “Research and Development Arrangements” and ASC 815, “Derivative and Hedging” we considered the Participation Rights issued in the funding arrangements with Baize Investments (Israel) Ltd. (“Baize”) to be a research and development arrangement (the “Research and Development Component”) coupled with embedded derivatives (that are the Conversion Alternative and the Participation Rights) as those instruments do not have fixed settlement provisions.

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

The Research and Development Component was calculated as residual between the payments received and the embedded derivatives (as mentioned above), recorded at cost and has been amortized over the period in which the development is being provided in connection with the relevant designated product candidates as deduction from research and development expenses in the consolidated statements of comprehensive loss. For a detailed description of Embedded Derivatives and Fair Value Measurements related to the research and development funding arrangements, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources- Funding Agreements” and Note 7 to our 2015 consolidated financial statements.

The above approached to valuation uses estimations, which are consistent with the plans, and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

Revenue recognition

We currently generate revenue mainly from the Bayer Collaboration. The revenues are derived mainly from the upfront license payment, research and development services and contingent payments related to milestone achievements.

We apply ASC 605-25, “Multiple-Element Arrangements” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value”. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is not contingent based on its vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

Revenues from upfront license payments and research and development services are recognized according to the proportional performance method along the research and development services period in accordance with ASC 605-10, “Revenue Recognition”.

Contingent payments related to milestone achievements and royalties are recognized immediately upon the accomplishment of futures events, in accordance with ASC 605-28, “Revenue Recognition – Milestone Method”.

On June 27, 2014, and October 14, 2014 we achieved the first and second substantive milestones with respect to one licensed program, under the Bayer Collaboration according to which we recognized revenues in total amount of $7.2 million in accordance with the criteria prescribed under ASC 605-28. On December 14, 2015 we achieved the third milestone with respect to the same licensed program, under the Bayer Collaboration according to which we recognized revenues in the total amount of $7.8 million in accordance with the criteria prescribed under ASC 605-28

See Note 12 to our 2015 consolidated financial statements.

Selected Financial Data

The following discussion and analysis is based on and should be read in conjunction with our audited consolidated financial statements, including the related notes, contained in “Item 18 – Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2013	2014	2015
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$3,549	$12,367	$9,277
Cost of revenues	2,509	3,344	1,633
Gross profit	1,040	9,023	7,644

Research and development expenses, net	12,275	15,074	21,245
Marketing and business development expenses	962	838	1,309
General and administrative expenses	4,846	5,448	6,008
Total operating expenses (*)	18,083	21,360	28,562
Operating loss	(17,043)	(12,337)	(20,918)
Financial income , net	3,460	1,758	1,145
Equity loss	-	(155)	-

Loss before taxes on income	(13,583)	(10,734)	(19,773)
Taxes on income	(500)	(360)	(390)
Net loss	$(14,083)	$(11,094)	$(20,163)

Unrealized gain (loss) arising during the period from investment in marketable securities	2,972	(1,202)	(205)
Realized gain arising during the period from investment in marketable securities	(3,711)	(2,345)	(436)
Unrealized gain (loss) from foreign currency derivative contracts	-	141	(19)
Realized gain arising from foreign currency derivatives contracts	-	-	(141)
Total comprehensive loss	$(14,822)	$(14,500)	$(20,964)
Basic net loss per share	(0.36)	(0.23)	(0.40)
Weighted average number of shares used in computing basic net loss per share	38,869,438	47,808,855	50,437,040
Diluted net loss per share	(0.36)	(0.26)	(0.40)
Weighted average number of shares used in computing diluted net loss per share	38,869,438	48,387,063	50,437,040

(*)       Includes stock based compensation – see Note 9 to our 2015 consolidated financial statements.

	As of December 31,
	2013	2014	2015
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and restricted cash	$46,920	$73,328	$81,421
Trade receivable	-	-	7,800
Investment in marketable securities	4,565	1,054	426
Long-term bank deposits	-	35,026	-
Total assets	56,711	114,986	99,307
Deferred revenues	6,772	1,789	312
Research and development funding arrangements and others	13,189	421	-
Accumulated deficit	(208,202)	(219,296)	(239,459)
Total shareholders' equity	31,888	106,116	89,897

Years Ended December 31, 2015 and 2014

Revenues. Revenues totaled approximately $9.3 million in 2015 compared to $12.4 million in 2014. The decrease in revenues for 2015 is attributable to the relevant portions of the non-refundable upfront payment relating to the Bayer Collaboration. Included in the revenues are the achievements of pre-clinical milestone payments in the total amount of $7.8 million in 2015 and $7.2 million in 2014 with respect to one of the immune checkpoint target candidates licensed to Bayer.

Cost of Revenues. Cost of revenues attributable to product candidate research and collaboration agreements decreased by 51% to approximately $1.6 million for 2015, from approximately $3.3 million for 2014. The decrease in the cost of revenues in 2015 is primarily due to a decrease in expenses attributed to the Bayer Collaboration.

Research and Development Expenses, Net. Research and development expenses, net increased by 40%, to approximately $21.2 million for 2015, from approximately $15.1 million for 2014. The increase was primarily due to the increasing levels of activities in support of our Pipeline Program, including a substantial increase in activities relating to the research and pre-clinical development activities at our U.S. subsidiary, a substantial increase in professional research and development headcount to support these activities, and the full impact of the move of our U.S. subsidiary to new facilities in South San Francisco at mid-2014. Research and development expenses, net, as a percentage of total operating expenses, were 74% in 2015 compared to 71% in 2014.

Marketing and Business Development Expenses. Marketing and business development expenses increased by 56% to approximately $1.3 million in 2015, from approximately $838,000 in 2014. The increase was primarily due to increase in professional headcount and related expenses by appointing a corporate and business and development Vice President to support these activities. Marketing and business development expenses, as a percentage of total operating expenses, were 5% in 2015 compared to 4% in 2014.

General and Administrative Expenses. General and administrative expenses increased by 11% to approximately $6.0 million for 2015, from approximately $5.4 million for 2014. The increase was attributed mainly to facility related expenses as a result of the move to our new facilities in Israel in 2015, higher head count related expenses and higher level of expenses related to corporate matters. General and administrative expenses, as a percentage of total operating expenses, were 21% in 2015 and 25% in 2014.

Financial Income (loss), Net. Financial income, net decreased by 39% to approximately $1.1 million in 2015, from approximately $1.8 million in 2014. This decrease was attributed to lower realized gain from the sale of a portion of our holdings of Evogene Ltd. (“Evogene”) ordinary shares in the amount of $436,000 in 2015 compared to $2.3 million in 2014, offset by an increase in bank deposits’ interest income of $815,000 in 2015 compared to $346,000 in 2014, and a lower effect of currency translation adjustments in 2015 compare to 2014.

Equity loss. Equity loss of $155,000 in 2014 was attributed to the amount provided to Neviah as part of a convertible loan arrangement.

Income tax expenses. Income tax expenses were $390,000 in 2015 compared with $360,000 in 2014. These expenses were attributed to withholding tax related to the Bayer Collaboration.

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

Financial Income (loss), Net. Financial income, net decreased by 49% to approximately $1.8 million in 2014 from approximately $3.5 million in 2013. This decrease was attributed to lower realized gain from the sale of a portion of our holdings of Evogene ordinary shares in the amount of $2.3 million in 2014 compared to $3.7 million in 2013.

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

The corporate tax rate in Israel effective as of January 1, 2015, is 26.5%, unchanged from 2014 and compared with 25% in 2013. On January 5, 2016, the government of Israel officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%.

In the future, if and when we generate taxable income, our effective tax rate may be influenced by, among others: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards and the extent to which valuable allowance has been recorded against deferred tax assets; (c) the portion of our income which is entitled to tax benefits pursuant to the Investment Law; (d) the changes in the exchange rate of the U.S. dollar to the NIS and (e) the Company's election to submit its tax returns for the year 2014 and onwards on a dollar basis, which may not be accepted by the Israeli Tax Authority. We may benefit from certain government programs and tax legislation, particularly as a result of the Approved Enterprise status granted to some of our operations by the Investment Center in the Israeli Ministry of Economy and the Benefiting Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also benefit from a Government of Israel program under which we receive grants from the OCS. For more information please see “Item 5 Operating and Financial Review and Prospects– C. Research and Development, Patents and Licenses - The Office of the Chief Scientist.” There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced.

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

As of December 31, 2015, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $178.8 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2015, the net operating loss carry-forwards of our U.S. subsidiary for federal income tax purposes amounted to approximately $12.5 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between the years 2020 and 2032.

Use of our U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

For a description of Israel government policies that affect our research and development expenses, and the financing of our research and development, see “Item 5. Operating and Financial Review and Prospects -C - Research and Development, Patents and Licenses - The Office of the Chief Scientist.”

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

•
Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from Compugen of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates Baize was required to select five product candidates from the Combined Program Initial Candidates, as “Selected Products”.

•
Beginning July 1, 2015 through December 31, 2030, Baize was to have the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the five Selected Products (the “Amended Final Participation Rights”, together with the Amended Initial Participation Rights, the “Amended Participation Rights”).

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

•
For amounts which become payable through December 31, 2015, Baize had the right to receive 5% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the Combined Program Initial Candidates.

Cash resources

In 2015, our primary sources of cash were:

•	Proceeds from 2014 Offering;

•	pre-clinical milestones payments under the Bayer Collaboration;

•	exercise of employee stock options; and

•	sales of Evogene shares.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2016 will include cash held in our bank accounts, and may include proceeds generated from license, collaborative and/or research agreements, proceeds from possible sale of Evogene shares and proceeds from issuance of ordinary shares as a result of the exercise of stock options or from financing transactions.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $6.4 million in 2013, approximately $11.1 million in 2014 and approximately $25.6 million in 2015. The increase in 2015 as compared to 2014 was mainly attributed to the substantial increase in research and development expenses between the periods related primarily to the continuation of the growth in the activities at our U.S.-based operation, increased activities under our Pipeline Program and initiation of pre-clinical activity at our U.S. subsidiary.

Net Cash Provided By (Used In) Investing Activities

Net cash used in investing activities was approximately $11.6 million in 2013 and approximately $64.1 million in 2014; net cash provided by investing activities was approximately $9.8 million in 2015. Changes in net cash during 2015 as compared to 2014 were primarily attributed to the substantial decrease in investment in short-term and long-term bank deposits and an increase between the comparable periods in proceeds from maturity of short-term bank deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $30.4 million in 2013, approximately $72.1 million in 2014, and approximately $1 million in 2015. The principal source of cash provided by financing activities in 2015 were proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

The principal sources of cash provided by financing activities in 2014 were proceeds received from the sale and issuance of ordinary shares in the 2014 Offering and in an “at the market” under the Cantor Sales Agreement and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2015, we had total cash and cash equivalents, short-term bank deposits and restricted cash of approximately $81.4 million, not including the market value of the Evogene ordinary shares owned by us. We believe that our existing cash and cash equivalents, and short-term bank deposits will be sufficient to fund our operations for at least the next 24-36 months.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses, net, were our major operating expenses representing more than 70% of total operating expenses for each of 2015, 2014 and 2013. Our research and development expenses, net, were approximately $21.2 million in 2015, compared to approximately $15.1 million in 2014 and approximately $12.3 million in 2013. As of December 31, 2015, 74 of our employees were engaged in research and development on a full-time basis. This represents approximately 80% of our entire work force.

We focus our efforts on the development of our discovery platforms and related technologies, and the discovery, validation and early stage development of primarily our drug targets and our mAb product candidates and to a lesser extent therapeutic Fc fusion proteins product candidates. During 2010 we initiated the Pipeline Program to substantially expand the number of product candidates undergoing in vitro and in vivo validation and to significantly enhance the commercial value of our product candidate pipeline by advancing certain mAb product candidates beyond the animal disease model proof of concept stage, towards pre-IND studies. We expect that in 2016 our research and development expenses, will continue to be our major operating expense, representing more than 70% of our total operating expenses.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal Pipeline Program towards pre-IND studies and to successfully license such product candidates to pharmaceutical companies. In addition, we expect to continue to expand our inventory of proprietary algorithms, predictive models and discovery infrastructure and platforms which provide opportunities for the discovery of promising therapeutic candidates for inclusion in our Pipeline Program and pursuant to research and discoveries collaborations.

Research and Development Grants

We have participated in programs offered by the OCS that support research and development activities, and by the European Community, under the European Union’s 6th Framework Program (“European Union”) and under the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD Foundation”). We also received certain investment amounts under a funding agreement with Baize. We received grants from the OCS and BIRD Foundation as well as other forms of consideration from Baize accounted as reduction from the research and development expenses over the research period. See note 2n to our 2015 consolidated financial statement. We did not apply for additional grants from the OCS for research and technological development in 2015.

The Office of the Chief Scientist

The government of Israel encourages research and development projects in Israel through the Industrial Research and Development Administration, formerly and more commonly known as the OCS, pursuant to and subject to the provisions of the R&D Law. We received grants from the OCS for several projects, and may receive additional grants in the future. Under the terms of the grants received, we will be required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which incorporate know how developed with funds received from the OCS (“OCS Products”) until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2015, our contingent obligation for royalties, based on royalty-bearing government grants, net of royalties already paid, totaled approximately $8.9 million.

The R&D Law requires that the manufacture of OCS Products will be carried out in Israel, unless the OCS provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Transfer of the know-how developed with funds received from the OCS and any right derived therefrom to third parties is prohibited, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the OCS may approve the transfer of know how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. The transfer of know how outside of Israel may be approved by the Research Committee operating under the OCS, at its discretion, in special cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law and regulations promulgated thereunder up to an amount equal to six (6) times the total amount of OCS grants plus applicable interest; and three (3) times such total amount, should the R&D activity related to the know how remain in Israel.

The R&D Law has been amended effective as of January 1, 2016.  Under the amendment, a new Industrial Research and Development Administration has been established and is in charge of implementing the governmental policy regarding the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). However, and until prescribed otherwise, the existing provisions relating to the transfer of know-how and manufacturing outside of Israel, as detailed above, shall remain in full force and effect with respect to benefits and funding approved or received prior to such date.

These restrictions may impair our ability to sell our technological assets or to outsource or transfer developments or manufacturing activities with respect to any technology. These restrictions continue to apply even after full repayment of the OCS grants.  However, we believe that these restrictions do not apply to the commercialization through licensing of product candidates that we discover by using our knowhow developed with funds received from the OCS.

D. TREND INFORMATION

Trend towards biologics

Biologics and monoclonal antibodies represent one of the fastest growing segments in the drug industry, making up nearly a third of all recently approved drugs (27% in last 2 years). The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies) and new approaches to fully exploit the potential of this class. In addition, the emergence of new approaches for cancer cell therapies, such as CAR-T therapy, with promising early clinical data has also captured much attention in the pharma industry. Despite the increasing number of companies active in these areas, the majority of these technologies are directed towards a limited set of targets, which may provide more potential companies interested to license our discoveries and products.

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

Over the last few years, a number of major pharmaceutical companies have announced cutbacks in their in-house research and development programs. The effects of these cutbacks on our business opportunities could be positive or negative, and are likely to vary on a company by company basis.

Trend towards reliance by major pharmaceutical companies on smaller company’s product candidates to support their pipelines.

There appears to be a trend towards larger companies relying on smaller companies’ product candidates. However, this trend usually applies to known and validated drug targets and product candidates that have reached a later stage of development. However, in certain fields, pharmaceutical and biotechnological companies are becoming more open to in-licensing product candidates at earlier stages of development, including at early pre-clinical stages. As a result, there may be more interest in entering into agreements with us for further development and commercialization of our early stage product candidates following their target validation stage.

However, if this is not correct we may be required to invest a substantial amount of money and other resources to advance each of our future product candidates to later stages prior to licensing, without assurance that any such product candidates will be commercialized, and limiting the number of product candidates that we are able to so advance, while reducing resources available for our discovery activities, due to resource constraints.

If, consistent with our strategy for commercialization of our therapeutic product candidates, we are successful in commercializing our drug target candidates and/or our future product candidates at an early stage, our licensees may propose terms that we may not consider commercially desirable and the consideration that we may receive for each individual product may be relatively low. The consideration that we would expect to receive for commercializing our product candidates increases commensurately with the number of such products commercialized and the stage of development that we attain for them. Furthermore, considerations regarding our willingness to advance the product candidate at our risk would likely be of much less importance in research and discovery collaborations.

E. OFF-BALANCE SHEET ARRANGEMENTS

We entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of salaries and related expenses as well as other expenses denominated in NIS. As of December 31, 2015, we had outstanding forward contracts in the notional amount of approximately $ 4.4 million. These contracts were for a period of nine months ended September 30, 2015. After December 31, 2015 we entered into an additional forward contract in the notional amount of $1.5 million to cover the three months period ending December 31, 2016.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2015, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	5,057	1,240	2,285	1,455	77
Accrued Severance Pay, net(2)	377	-	-	-	377
Total	5,434	1,240	2,285	1,455	454

(1) Consists of operating leases for our facilities and for motor vehicles.
(2) Severance pay obligations to our Israeli employees, for more information please see “Item 6. Directors, Senior Management and Employees – D. Employees.”

The above table does not include royalties that we may be required to pay to the OCS. For more information, see “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses.”

The above table also does not include contingent contractual obligations or commitments that may crystallize in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen Ltd.'s directors and Compugen’s senior management as of February 1, 2016:

Name	Age	Positions
Prof. Yair Aharonowitz(1)(2)	75	Director
Prof. Ruth Arnon	81	Director
Anat Cohen-Dayag, Ph.D.	49	President and Chief Executive Officer, Director
Martin S. Gerstel	74	Chairman of the Board of Directors
Dov Hershberg	76	Director
Arie Ovadia, Ph.D. (1)(2)	66	Director (Chairman of the Audit Committee)
Prof. Joshua Shemer(1)(2)	68	Director (Chairman of the Compensation Committee)
Ari Krashin	43	Chief Financial Officer
John Hunter	53	Vice President, Antibody Research and Development
Zurit Levine	48	Vice President, Research and Discovery
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

Prof. Ruth Arnon joined Compugen’s Board of Directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960. She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide. Prof. Arnon is a member of the Israel Academy of Sciences and served as its President until September 2015. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University and from Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Diagnostic Biomarkers and Drug Targets, at which point she was appointed Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co-Chief Executive Officer of Compugen. In March 2010, upon Mr. Gerstel’s election as Chairman of the Board of Directors, Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel has served as a member and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the Board of Directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968 and was a director of various public and private companies in the US. In addition to his role as Active Chairman at the Company, Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., and the co-founder and co-chairman of Itamar Medical Ltd. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and a director of Yeda, its technology licensing affiliate. Mr. Gerstel holds a B.Sc. from Yale University and an MBA from Stanford University.

Dov Hershberg joined Compugen’s Board of Directors in 2009 and served as Chairman of the Board until 2010. Prior to Compugen, Mr. Hershberg co-founded Powermat Technologies Ltd., a pioneer wireless electrical charging company, and served as its CEO and later as board and management team member until September 2014. From 1997 through 2006 Mr. Hershberg managed the Israel US (BIRD) R&D Foundation and the Israel US Jordan (TRIDE) R&D Foundation, supporting and funding hundreds of successful hi tech and bio tech joint projects, facilitating cooperation on an international scale. Prior to joining the BIRD Foundation Mr. Hershberg was the founder, with colleagues from Stanford University, and the CEO of Molecular Applications Group, a biomedical software company, which was located in Palo Alto, California. Mr. Hershberg holds graduate degrees in mathematics from the Hebrew University in Jerusalem, Israel and in applied mathematics and operations research from Columbia University in New York City.

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

Prof. Joshua Shemer joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. Prof. Shemer is Full Professor of Medicine at the Tel Aviv University. In addition, Prof. Shemer is the Chairman of Assuta Medical Centers in Israel and a member of the Board of Directors of Maccabi Healthcare Services in Israel. Prof. Shemer is a director of the Israeli center for medical technology assessment in healthcare in Gertner Institute, Tel Hashomer. Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care. For over 20 years, Prof. Shemer has been teaching Medical Technology Management at the Faculty of Business Administration and at the School of Public Health at Tel Aviv University. He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. From 2001 - 2007 Prof. Shemer served as the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. Prof. Shemer has published five books and more than 200 peer reviewed articles. Additionally, Prof. Shemer is an external director of El-Al Airlines Ltd. Prof. Shemer is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine and Health Administration in Israel.

Ari Krashin was appointed Chief Financial Officer of Compugen in September, 2014. Beginning March 1, 2016, Mr. Krashin will serve as Compugen’s Chief Financial Officer and Chief Operating Officer, being additionally responsible for the Company’s administrative, operational and IT activities. Mr. Krashin has over 15 years of experience in capital markets, finance and business development. He served as a chief financial officer for both public and private companies the most recent being AnyClip Media and Spacenet Inc. From 2000 – 2013, Mr. Krashin also served in various financial positions at Gilat Satellite Networks (Nasdaq: GILT), including his last position as chief financial officer, where he led the company's global finance and related operations, including business development, M&A activities, investor relations and administration. Mr. Krashin is a certified public accountant and began his professional career with Kesselman and Kesselman, PWC, Israel.

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

Zurit Levine, Ph.D. joined Compugen in 1999 and has held several positions in Compugen’s Research & Development department. In 2004, she was appointed Director of Therapeutic Selection & Validation, which position she held until 2007 when she was appointed Director of Therapeutic Discovery. In 2009, she was appointed Executive Director of Research & Development. From January 2010 to August 2011, she held the position of Vice President, Research and Development. In August 2011 she was appointed Vice President, Research and Discovery. Dr. Levine holds a B.Sc. in Biology, a M.Sc. in Biochemistry and a Ph.D. in Biochemistry, all from the Tel Aviv University, Israel.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6. A.

B. COMPENSATION

Aggregate Executive Compensation -

During 2015, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management) was approximately $2.9 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2015, we granted to our directors and senior management a total of 640,000 options to purchase ordinary shares. These options are exercisable at a range between $6.14 and $8.13 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2015, there were a total of 4,164,267outstanding options to purchase ordinary shares that were held by our directors and senior management.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as defined below in “– Approval Required for Directors’ and Officers’ Compensation”) with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services
Name and Principal Position(1)	Base Salary($)	Benefits and Perquisites ($)(2)	Stock-Based Compensation($)(3)	Total($)
Dr. Anat Cohen-Dayag President & CEO	366,307	260,457	446,755	1,073,519
John Hunter VP Antibody Development	220,000	40,342	222,623	482,965
Eyal Neria VP R&D, Planning and Control	132,754	45,737	228,579	407,070
Zurit Levine VP Research and Discovery	153,902	55,898	158,564	368,364
Martin Gerstel Chairman of the Board of Directors	147,727	18,673	180,383	346,783

1)
All Covered Office Holders listed in the table other than Mr. Martin Gerstel are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an exchange rate of NIS 3.8869 = $1.00, which reflects the average conversion rate for 2015.

2)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Office Holders, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), phone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

3)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 to our 2015 consolidated financial statements set forth elsewhere in this report.

Approval Required for Directors’ and Officers’ Compensation

As required by Amendment 20 (“Amendment 20”), our shareholders, following the approval of the Board of Directors and the recommendation of the Compensation Committee, approved and adopted an amended compensation policy (the “Compensation Policy”) at the 2015 Annual General Meeting, which sets forth the Company’s policy regarding the Terms of Office and Employment (as defined below) of our Office Holders (as defined below). The Compensation Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our Office Holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Compensation Policy is intended to motivate our Office Holders to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer (“Office Holder”). In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management”, the Company considers five other individuals to have been Office Holders in 2015. “Terms of Office and Employment” means the terms of office and employment of our Office Holders, including exemption and release of the Office Holder from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid.

Pursuant to the Companies Law, arrangements with respect to the Terms of Office and Employment of Office Holders must generally be approved by the compensation committee and the board of directors, and be consistent with the compensation policy. However, under certain circumstances and conditions, the compensation committee and board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the company's shareholders by a simple majority, and provided that (i) such majority includes a majority of the votes cast by shareholders who are present and voting (abstentions are disregarded) and are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the policy, constitute two percent or less of the voting power of the company (such majority determined in accordance with clause (i) or (ii), the “Compensation Majority”).

The Terms of Office and Employment of directors, other than directors who serve as chief executive officers and/or who possess a controlling interest in a company, require the approval of the shareholders by a simple majority; with respect to our President and Chief Executive officer, who is also a director, or with respect to any chief executive officer who is not a director (to the extent applicable in the future), further approval of the shareholders by the Compensation Majority is required. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of chief executive officer.

In special circumstances, to the extent the Terms of Office and Employment of Office Holders (who are not directors) are not approved by the shareholders (where such approval is required), the compensation committee and the board of directors may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. Amendment of Terms of Office and Employment of Office Holders (who are not directors) requires the approval of the compensation committee only, if the committee determines that the amendment is not material. Under the Companies Law, the compensation payable to external directors and independent directors is subject to certain further limitations. See “Item 6 – Directors, Senior Management and Employees – C. Board Practices – External Directors and Independent Directors under the Companies Law.”

Further, each Office Holder’s annual cash bonus is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company's performance and to the performance by each such Office Holder of his responsibilities. The measurable criteria include a financial target which is uniform with respect to all of our Office Holders, including our Chief Executive Officer. In the case of our Office Holders other than the Chief Executive Officer, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the Compensation Committee and Board of Directors, while the bonus terms for our Chief Executive Officer generally require the additional approval by our shareholders. For each fiscal year, our Board of Directors determines the maximum target bonus for each of our Office Holders, including our Chief Executive Officer. Currently, our Chief Executive Officer as well as our Active Chairman of the Board of Directors are both subject to a three year bonus plan which was approved by the shareholders at the 2014 Annual General Meeting.

At meetings of the Compensation Committee and Board of Directors held on February 7 and 8, 2016, respectively, each of the Compensation Committee and the Board determined that our senior management Office Holders were eligible to receive a bonus for year 2015 in accordance with the bonus plan approved by the Company’s shareholders as the Company met its performance objectives for 2015. Although growth and development were achieved by Compugen during 2015, our senior management Office Holders have determined to waive their right to receive the 2015 annual cash bonus due to their expectation that the Company would obtain greater recognition for its unique discovery capabilities, product candidates and future potential.

Compensation to our Non-Management Directors

On September 17, 2013, our shareholders approved, following previous resolutions made by our Compensation Committee and the Board of Directors, and consistent with our Compensation Policy, to compensate each of our then serving directors and each additional or other director who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a “non-management director”) as follows:

(i) an annual fee equal to the "Annual Minimum Amount" (as such term is defined under regulations promulgated under the Companies Law governing the terms of remuneration for external directors, the “Remuneration Regulations”) (the “Annual Base Fee”) and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board (the“Annual Additional Fee”) which together with the Annual Base Fee shall be referred to as the “Annual Fees”). The Annual Base Fee on September 17, 2013 was NIS 36,452. The Annual Base Fee paid to our current non-management directors is equal to the current “Annual Minimum Amount” applicable to the Company (see below);

(ii) a per meeting fee of NIS 3,597 (provided such amount shall not be lower than the applicable “Participation Minimum Amount” under the Remuneration Regulations) for participation in any Board and/or committee meetings (the “Participation Fee”), and further provided that (a) if such participation is by means of telephonic communication then such Participation Fee shall be 60% of a per meeting fee; and (b) in the event a resolution is adopted in writing, without convening a meeting, then the Participation Fee shall be 50% of the per meeting fee;

(iii) each of the Annual Base Fee, the Annual Additional Fee and the Participation Fee are adjusted bi-annually pursuant to changes in the Israeli Consumer Price Index and the Annual Base Fee is further adjusted pursuant to changes in the Company’s shareholders equity;

(iv) the Annual Fees and the Participation Fee are paid to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Remuneration Regulations; and

(v) a grant of options to purchase 10,000 of the Company’s ordinary shares on July 31 of each calendar year, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options will vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders (a “Corporate Transaction”). Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

VAT is added to the above compensation in accordance with applicable law.

After adjustments resulting from changes in the Israeli Consumer Price Index and a change in the Company’s shareholders equity, the Annual Base Fee paid to each non-management director, as of the date of this Annual Report, stood at NIS 52,685, the Annual Additional Fee to be paid to non-management directors who serve on one or more committees of the Board of Directors stood at NIS 18,311; and the Participation Fee to each non-management director stood at NIS 3,662 (approximately $13,321. $4,630 and $926 respectively according to the representative rate of exchange on February 1, 2016, of $1.00 = NIS 3.955, the "Representative Rate").

Compensation to our External Directors

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the external director. Israeli law further provides that the remuneration of these external directors may be determined in relativity to that of other directors of the company so that such remuneration shall not be higher than the weighted average of the total remuneration paid to all of the Company's directors and be no less than: (i) the “Minimum Amount” that must be paid to external directors of the Company in accordance with the Remuneration Regulations (according to the Remuneration Regulations, the “Minimum Amounts” are adjusted twice annually based on the Israeli Consumer Price Index and are a function of the Company's shareholders' equity); and (ii) the lowest remuneration paid to any of the directors of the Company (the “Relative Remuneration”). Under arrangements ratified and approved by the Compensation Committee, the Board of Directors and the shareholders, and consistent with our Compensation Policy, the Companies Law and the Remuneration Regulations, each of our external directors shall be entitled to receive fees in connection with their service as external directors and their participation in Board of Directors meetings which is equivalent to the compensation payable to other non-management directors, except to the extent that each external director is also entitled to the Annual Additional Fee with respect to his service on one or more committees of the Board of Directors (such fees may or may not be paid to other non-management directors, depending on whether they are members of committees of the Board),), and shall also be eligible to receive a grant of options to purchase ordinary shares on an annual basis equal to the number of options being granted to each non-management director on terms substantially similar to those described above, provided however that the compensation paid to the Company's external directors shall be consistent with the rules applying to Relative Remuneration.

Compensation to our Active Chairman of the Board of Directors

Effective as of March 1, 2010, and following the approval of our Audit Committee, Board of Directors and shareholders, we entered into an employment agreement with Mr. Gerstel which was amended by the Shareholders at the 2015 Annual General Meeting, pursuant to which he serves as Active Chairman of the Board of Directors. The terms of Mr. Gerstel's employment and service are consistent with the provisions of our Compensation Policy, although initially approved prior to its adoption. Generally, any change to such terms will be subject to the approval process and other conditions set forth in the Companies Law as described above under “-Approval Required for Directors’ and Officers’ Compensation.”

Pursuant to Mr. Gerstel's employment agreement, for his role as Active Chairman for the Company, he is entitled to a gross monthly salary of NIS 48,000 (approximately $12,137 according to the Representative Rate which will remain at NIS 48,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with changes in the Israeli Consumer Price Index, and certain other employment terms customary in Israel. The employment agreement may be terminated by either party by providing 90 days prior written notice.

In addition, Mr. Gerstel is eligible for an annual grant of equity based compensation and an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. Our shareholders approved, at our 2014 Annual General Meeting following the approval of the Compensation Committee and the Board of Directors, and consistent with our Compensation Policy, the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Mr. Gerstel and the related objectives and terms thereof.

At meetings of the Compensation Committee and Board of Directors held on February 7 and 8, 2016, respectively, each of the Compensation Committee and the Board determined that Mr. Gerstel was eligible to receive a bonus for year 2015 in accordance with the bonus plan approved by the Company’s shareholders as the Company met its performance objectives for 2015. Although growth and development were achieved by Compugen during 2015, Mr. Gerstel determined to waive his right to receive the 2015 annual cash bonus due to his expectation that the Company would obtain greater recognition for its unique discovery capabilities, product candidates and future potential.

Mr. Gerstel is not currently entitled to receive the fees and equity-based compensation payable to our non-management directors discussed above. However, in the event of termination of Mr. Gerstel's employment agreement, he will be entitled to receive such remuneration to the extent and for as long as he will serve as a non-management director of the Company.

As of December 31, 2015 Mr. Gerstel held options to purchase a total of 847,500 ordinary shares, of which options to purchase 50,000 ordinary shares were granted during 2015. Out of the options to purchase 847,500 ordinary shares (i) options to purchase 687,500 ordinary shares, with a weighted average exercise price of $1.64 per share, were exercisable as of December 31, 2015; and (ii) options to purchase 160,000 ordinary shares, with a weighted average exercise price of $7.23 per share, had not vested as of December 31, 2015. Of the unvested options at December 31, 2015, options to purchase 60,000 ordinary shares are expected to vest during 2016; options to purchase 50,000 ordinary shares are expected to vest during 2017 and options to purchase the remaining 50,000 ordinary shares are expected to vest during the period between October 1, 2016 and October 1, 2019. These options were granted under the Company's 2000 Option Plan and under the Company's 2010 Plan. Notwithstanding the terms of the relevant plan, the options granted to Mr. Gerstel described above have terms substantially similar to those of the non-management directors as described above (including with respect to acceleration upon a Corporate Transaction). For additional information on Mr. Gerstel's holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership - Share Ownership by Directors and Other Office Holders.”

Compensation to our President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer has been employed by the Company since September 2, 2002, and served as the Company's President and co-Chief Executive Officer from June 2009 to March 2010, and as President and Chief Executive Officer since March 2010.

Pursuant to Dr. Cohen-Dayag's employment agreement as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 118,800 (approximately $30,038 according to the Representative Rate), adjusted from time to time in accordance with changes in the Israeli Consumer Price Index, which shall be reviewed annually. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. The Company’s shareholders approved at the Company’s 2014 Annual General Meeting the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Cohen-Dayag and the related objectives and terms thereof.

At meetings of the Compensation Committee and Board of Directors held on February 7 and 8, 2016, respectively, each of the Compensation Committee and the Board determined that Dr. Cohen-Dayag was eligible to receive a bonus for year 2015 in accordance with the bonus plan approved by the Company’s shareholders as the Company met its performance objectives for 2015. Although growth and development were achieved by Compugen during 2015, Dr. Cohen-Dayag determined to waive her right to receive the 2015 annual cash bonus due to her expectation that the Company would obtain greater recognition for its unique discovery capabilities, product candidates and future potential.

Dr. Cohen-Dayag's employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag's employment is: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Termination Payment”) and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal/change of control. Upon acceleration due to an event of a Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon acceleration due to an event of change of control, following which Dr. Cohen-Dayag's employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment , provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any compensation (including in connection with her role as a director) in addition to that being paid to her as the President and Chief Executive Officer of the Company.  However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such remuneration to the extent and for as long as she will serve as a non-management director of the Company

As of December 31, 2015 Dr. Cohen-Dayag held options to purchase a total of 1,129,771 ordinary shares, of which options to purchase 100,000 ordinary shares were granted during 2015. Out of the options to purchase 1,129,771 ordinary shares: (i) options to purchase 809,771 ordinary shares, with a weighted average exercise price of $3.23 per share, were exercisable as of December 31, 2015; and (ii) options to purchase 320,000 ordinary shares, with a weighted average exercise price of $7.23 per share, had not vested as of December 31, 2015. Of the unvested options at December 31, 2015, options to purchase 120,000 ordinary shares are expected to vest during 2016, options to purchase 100,000 ordinary shares are expected to vest during 2017 and options to purchase the remaining 100,000 ordinary shares are expected to vest during the period between October 1, 2016 and October 1, 2019. These options were granted under the Company's 2000 Option Plan and the Company's 2010 Plan. For additional information on Dr. Cohen-Dayag's holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership - Share Ownership by Directors and Other Office Holders.”

Insurance, Indemnification and Exemption

Our Compensation Committee, the Board of Directors and the shareholders have resolved, consistent with our Compensation Policy to ratify and approve the purchase and the periodic renewal, at the expense of the Company of insurance coverage in respect of the liability of the Company’s Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the maximum extent permitted by law, which will include coverage with respect to any public offering of shares or other securities of the Company.

Following the adoption of our Compensation Policy, and consistent therewith and with applicable law, the Compensation Committee and the Board of Directors resolved to undertake to indemnify all Office Holders of the Company currently in office and in advance any additional or other Office Holders as may be appointed from time to time, without the need for further act or approval, to the extent, and for such matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all such other Office Holders of the Company currently in office and any additional or other Office Holders of the Company as may be appointed from time to time in the future, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

With the amendment to our Compensation Policy, and pursuant to the Companies Law, at the 2015 Annual General Meeting, our shareholders approved an increase in the insurance coverage in respect of the liability of our Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, that will provide for up to $50 million in coverage with an annual premium of up to $250,000.

C. BOARD PRACTICES

We are incorporated in Israel, and, therefore, are subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee and an internal auditor. These matters are in addition to the requirements of the NASDAQ Global Market and other relevant provisions of U.S. securities laws applicable to us. Under the NASDAQ Listing Rules of the NASDAQ Stock Market, which we refer to as the NASDAQ Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable NASDAQ Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. For U.S. domestic companies, the NASDAQ Listing Rules specify that the majority of the members of the board of directors must be independent. In addition, under the Companies Law, we are required to appoint at least two external directors, with which we comply, as described below under “External Directors”. We currently comply with these requirements.

Board of Directors

Our Board of Directors consists of seven members, three of whom were elected as external directors under the provisions of the Companies Law (discussed below). Other than our three external directors, who are elected for a fixed term of three years, our directors are elected by our shareholders by a simple majority of the voting power present and voting at an annual general meeting of shareholders for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected and until their successors have been duly elected or until any such directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in our Articles. Our Articles, provide that we may have no less than five, nor more than fourteen directors.

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service other than our active Chairman of the Board of Directors, Mr. Martin Gerstel, and our President and Chief Executive Officer, Dr. Anat Cohen-Dayag, with each of whom we have entered into an employment agreement. For additional information on the employment agreement entered into with each of Mr. Gerstel and Dr. Cohen-Dayag, please see “Item 6 – Directors, Senior Management and Employees – B. Compensation - Compensation to our Active Chairman of the Board of Directors; - Compensation of our President and Chief Executive Officer.”

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

External Directors and Independent Directors under the Companies Law

Under the Companies Law, Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders, and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director. For additional requirements related to the inclusion of external directors in the composition of certain mandatory committees, see below in – “Board Committees.”

Among other requirements, a person may not be elected as an external director of a company if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship, maintained on a regular basis, or control, as well as service as an Office Holder.

Pursuant to the Companies Law an external director is required to have either accounting and financial expertise or professional qualifications according to criteria set forth under the Companies Law and regulations promulgated there under, at least one of the external directors is required to have accounting and financial expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board of Directors has determined that the minimum number of directors with financial and accounting expertise is one and that Dr. Arie Ovadia, one of the Company's external directors, qualifies as such.

Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer currently serve as our external directors, each of whom is also independent under the NASDAQ Listing Rules. The initial election of each of Professor Yair Aharonowitz, Dr. Arie Ovadia and Professor Joshua Shemer for a term of three years was approved by our shareholders at our Annual General Meeting of shareholders held on July 31, 2007. They were each re-elected by our shareholders on April 15, 2010 and again on April 22, 2013 for an additional three year-term that expires on April 26, 2016.

Under the Companies Law, an 'independent director' is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. Prof. Ruth Arnon and Mr. Dov Hershberg meet the ‘independent directors’ criteria under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and the Remuneration Regulations. In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are generally subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

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

Board Committees

Audit Committee

The Companies Law requires public companies such as ours to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors, one of whom shall serve as the chairman of the committee, the majority of its members must be independent directors (as described above under “- External Directors and Independent Directors under the Companies Law”) Among others, the chairman of the Board of Directors and any director employed by us or who regularly provides services to us (“Non-Permitted Members”), may not be members of the audit committee. Generally, persons not eligible to be audit committee members may not be present at the audit committee's meetings during discussion and resolutions, unless the chairman of the audit committee determines that such person or persons are required for the purpose of presenting a certain item on the meeting’s agenda.

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

The responsibilities of the Audit Committee include among other things: (i) identifying flaws in the management of the Company’s business and making recommendations to the Board of Directors as to how to correct them, and providing for arrangements regarding employee complaints with respect thereto, (ii) reviewing and considering certain related party transactions and certain actions involving conflicts of interest (as well as deciding whether certain actions specified in the Companies Law are considered material or non-material and whether certain transactions are considered exceptional or ordinary), (iii) reviewing the internal auditor’s work program performance and examining the company’s internal control structure and processes, (iv) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ and (v) overseeing the accounting and financial reporting processes of the Company.

In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also generally monitors the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings and the Audit Committee discusses with our external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements, as and when it deems it appropriate to do so.

Under the NASDAQ Listing Rules the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors, among other things. However, under Israeli law and our Articles, the appointment of independent auditors requires the approval of the shareholders and their compensation requires the approval of our Board of Directors. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the independent auditors’ scope of work as well as the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors is required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors for audit services and non-audit services is required to be approved by the Audit Committee and recommended to, and approved by, our Board of Directors.

We have an Audit Committee consisting of three independent directors, Dr. Arie Ovadia, who serves as the chairman of our Audit Committee and Professors Yair Aharonowitz, and Joshua Shemer, all of whom are financially literate and one of whom has accounting or related financial management expertise and is financially sophisticated. All of the members of our Audit Committee qualify as independent directors under the NASDAQ Listing Rules and are external directors under the Companies Law. We have adopted a charter for the Audit Committee, which sets forth the purpose and responsibilities of such committee.

Compensation Committee

Pursuant to Amendment 20, public companies such as the Company must appoint a compensation committee comprised of at least three directors, including all of the external directors which shall be the majority of its members and one of whom must serve as the chairman of the committee. All other members of the compensation committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Remuneration Regulations and may not be Non-Permitted Members. Generally, persons not eligible to be compensation committee members may not present at the committee's meetings during discussion and resolutions, unless the Chairman of the Committee determines that such person or persons are required for the purpose of presenting a certain item on the meeting’s agenda.

The responsibilities of our Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to our Compensation Policy, (ii) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders, and (iii) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including, incentive compensation and equity based plans. In carrying out these duties, the Compensation Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Compensation Committee may need to seek the approval of the Board of Directors and the shareholders for certain compensation-related decisions, (see “Item 6 - Directors, Senior Management and Employees – B. Compensation - Approval Required for Directors’ and Officers’ Compensation”). Each member of our Compensation Committee is an ‘independent director’ in accordance with the NASDAQ listing standards and an external director under the Companies Law.  Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer are the current members of the Compensation Committee, with Prof. Joshua Shemer serving as its chairman. We have adopted a charter for the Compensation Committee, which sets forth the purpose and responsibilities of such committee.

Nominating Committee

Our Board of Directors does not maintain a nominating committee. The functions of such committee are performed by the full Board of Directors. This practice is compliant with Israeli law and, as a foreign private issuer, we have elected, pursuant to NASDAQ Listing Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the NASDAQ Listing Rule 5602(e).

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

On February 8, 2010, our Board of Directors appointed Ms. Hila Barr of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, to serve as internal auditor. Ms. Hila Barr is not an employee, affiliate or Office Holder of the Company, or affiliated with the Company's independent auditors.

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Item 6.A—Directors and Senior Management” is an Office Holder. In addition to those persons listed in the table under Item 6.A, we consider five other individuals to have been Office Holders in 2015.

An Office Holders' fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an Office Holder to act with the standard of skills with which a reasonable Office Holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information regarding the business advisability of a given action brought for the Office Holder’s approval or performed by the Office Holder by virtue of his or her position; and

•	all other information of importance pertaining to the aforesaid actions.

The duty of loyalty requires an Office Holder to act in good faith and for the benefit of the company and includes the duty to:

•	refrain from any act involving a conflict of interest between the fulfillment of his or her position in the company and the fulfillment of any other position or his or her personal affairs;

•	refrain from any act that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company with the aim of obtaining a personal gain for himself or herself or for others; and

•	disclose to the company all relevant information and provide it with all documents relating to the company’s affairs which the Office Holder obtained due to his or her position in the company.

Disclosure of Personal Interests of Office Holders and Approval of Certain Transactions

The Companies Law requires that an Office Holder of a company promptly disclose to the company any personal interest that the Office Holder may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (a “Relative”). In addition, the Office Holder must also disclose any interest held by any corporation in which the Office Holder: (holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction which is either not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction in which an Office Holder has a personal interest and which is not an extraordinary transaction, requires Board approval, after the Office Holder complies with the above disclosure requirement and provided the transaction is not adverse to the company’s interest. Our Articles do not provide for a different method of approval. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by the shareholders of the company.

A person with a personal interest in any matter may not generally be present at any audit committee, compensation committee or board of directors meeting where such matter is being considered, and if he or she is a member of the committee or a director, he or she may not generally vote on such matter at the applicable meeting.

Disclosure of Personal Interest of Controlling Shareholders and Approval of certain Transactions

The Companies Law extends the disclosure requirements applicable to an Office Holder to a 'controlling shareholder' in a public company. For this purpose, a 'controlling shareholder' is a shareholder who has the ability to direct the activities of a company, including a shareholder or a group of shareholders who together own 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s Relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an Office Holder of such company, with respect to such person’s Terms of Office and Employment as an Office Holder, and if such person is an employee of the company but not an Office Holder, with respect to such person’s employment by the company, generally require the approval of each of the audit committee (or with respect to Terms of Office and Employment the compensation committee), the board of directors and the shareholders of the company, in that order. The shareholder approval must fulfill one of the following requirements: (i) it received the positive vote of at least a majority of the voting rights in the company who are present and voting in the meeting and held by shareholders who do not have a personal interest in the transaction; (abstentions are disregarded) or (ii) the voting rights held by shareholders who have no personal interest in the transaction and who have voted against the transaction, do not exceed two percent of the voting rights in the company.

Any extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years generally need to be brought for re-approval in accordance with the above procedure every three years, unless the audit committee determined that the duration of the transaction is reasonable given the circumstances related thereto and has been approved by the shareholders for such longer duration.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her Relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or the compensation committee and board of directors, unless a shareholder holding at least 1% of the issued share capital of the company informs the company in writing, within 14 days of the day such determination is reported to its shareholders, of its objection to such exemption.

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions with us, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

Shareholders Duties

Pursuant to the Companies Law, a shareholder has a duty to: (i) act in good faith in fulfilling his obligations towards the company and the other shareholders; and (ii) refrain from abusing his or her power with respect to the company, including, when voting at a general meeting with respect to the following matters: (a) an amendment to the company's articles of association; (b) an increase of the company's authorized share capital; (c) a merger; or (d) interested party transactions that require shareholders’ approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company is under a duty of fairness towards the company. The Companies Law does not describe the substance of such duty of fairness but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder's position.

Approval of Significant Private Placement

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it results in a person becoming a controlling shareholder, or if all of the following conditions are met: the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2015, 2014 and 2013 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2015	December 31, 2014	December 31, 2013
Research & Development	74	68	42
Administration, Accounting and Operations	16	13	13
Marketing and Business Development	3	2	2
Total	93	83	57

In April 2012 we established a new monoclonal antibody (mAb) research and development operation in South San Francisco, California. For the year ended December 31, 2013, 48 of our employees were located in Israel and nine were located in the U.S., and for the year ended December 31, 2014, 60 of our employees were located in Israel and 23 were located in the U.S. and for the year ended December 31, 2015, 66 of our employees were located in Israel and 27 were located in the U.S.

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

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2o to our 2015 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 1, 2016, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 1, 2016. The information in this table is based on 50,575,244 ordinary shares outstanding as of February 1, 2016.

Beneficial Owner	Amount Owned	Percent of Class
Martin S. Gerstel (1)	2,551,268	4.98%
Anat Cohen-Dayag (2)	822,917	1.60%
All directors and executive officers as a group (10 persons) (3)	4,227,167	8.00%
___________________
(1)
Includes (i) 338,038 shares held by Mr. Gerstel, (ii) 500,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 584,477 shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 431,253 shares held in a trust for which Mr. Gerstel is trustee and a member his immediate family is the beneficiary. Also includes 697,500 shares subject to options that are currently exercisable or that become exercisable within 60 days after February 1, 2016 with a weighted average exercise price of $1.69 per share and which expire between January 2019 and September 2023.

(2)
Consists of 822,917 shares subject to options that are exercisable within 60 days after February 1, 2016 with a weighted average exercise price of $3.28 per share, and which expire between March 2016 and September 2023.

(3)
See Notes 1 and 2 above, Also includes (i) a total of 771,318 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 1, 2015 with a weighted average exercise price of $3.81 per share and which expire between March 2016 and July 2023 and (ii) a total of 81,664 ordinary shares held by directors.

Share Option Plans

We maintain one active share option plan, plus one additional share option plan under which prior grants remain outstanding, for our employees, directors and consultants. In addition to the discussion below, see Note 9 to our 2015 consolidated financial statements.

Our Board of Directors administered our share option plans until February 2014 and as of such date subject to applicable law (including with respect to the required approval procedure of compensation to Office Holders under the Companies Law (for additional information on the approval procedure of compensation to Office Holders, see “Item 6. Directors, Senior Management and Employees – B. Approval Required for Directors' and Officers' Compensation”)), the Compensation Committee administers our share option plans and has the authority to designate terms of the options granted under our plans including the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. Options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our Board of Directors.

Compugen Share Option Plan (2000)

The Compugen Share Option Plan (2000), or the “2000 Option Plan”, enabled granting options for up to an aggregate of 10,191,511 ordinary shares of the Company to our and our subsidiaries' employees, directors and consultants. No further options are being granted under this plan following a July 25, 2010 decision of our Board of Directors which resolved to cancel the shares then remaining available for grant under the 2000 Option Plan. As of December 31, 2015, options to purchase 1,963,455 ordinary shares at a weighted average exercise price of approximately $2.56 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2000 Option Plan. Options to purchase 5,719,349 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $2.82.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our Board of Directors adopted the Compugen 2010 Share Incentive Plan or the “2010 Plan”. The adoption of the 2010 Plan was approved by our shareholders on May 12, 2011. In addition, the Board of Directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. 1,953,851 shares were initially reserved for the grant under the 2010 Plan. Our shareholders approved at our 2014 Annual General Meeting to authorize and reserve for purposes of and for issuance under the 2010 Plan an additional 3,000,000 ordinary shares. In keeping with our Board of Directors’ and shareholders' resolution any shares subject to options granted under the 2000 Option Plan prior to the adoption of the 2010 Plan which terminate unexercised, will also be made available for future grants under the 2010 Plan. On August 6, 2012 our Board of Directors adopted certain amendments to the 2010 Plan which, among other things, provided for additional types of awards, namely restricted share and restricted share unit awards.

If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by our Board of Directors. As of December 31, 2015, options to purchase 5,790,315 ordinary shares at a weighted average exercise price of approximately $5.95 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2010 Plan. Options to purchase 410,389 ordinary shares under the plan have previously been exercised at a weighted average exercise price of approximately $4.57. Options to purchase 2,585,025 ordinary shares remain available for future grant as of December 31, 2015.

Administration of our Share Options Plans

Our Board of Directors has elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance for the grant of options to Israeli grantee.

Pursuant to Section 102 of the Tax Ordinance, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, may under certain circumstances also be considered part of an employee's regular salary and subject to such employee's regular tax rate applicable to such salary. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on a review of required SEC filings, we are not aware of any person or entity that is a beneficial owner of more than 5% of our outstanding ordinary shares as of February 1, 2016. As of February 1, 2016, there were a total of 53 holders of record of our ordinary shares, of which 35 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 99.7% of the outstanding ordinary shares. Our ordinary shares are traded on the NASDAQ Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in street name, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

	Ordinary Shares Owned as of February 28, 2014		Ordinary Shares Owned as of March 1, 2015		Ordinary Shares Owned as of February 1, 2016
	Number of shares	Percentage of ownership	Number of shares	Percentage of ownership	Number of shares	Percentage of ownership
Martin Gerstel	2,499,604	5.94%	2,541,268	4.98%	2,551,268	4.98%

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees—B. Compensation,” since January 1, 2015, we have not entered into any related party transactions.

Keddem Bioscience Ltd.

In 1999, we established a chemistry division to carry out a research program in which we integrated the disciplines of organic chemistry with physics and advanced computational technologies for the development of a method to substantially increase the predictability and success rates of small molecule drug discovery. These operations were subsequently transferred in 2004 to our then wholly owned subsidiary Keddem Bioscience Ltd (“Keddem”), where such operations were later suspended for financial reasons in 2007. On November 19, 2012 we signed an agreement with a private U.S.-based investment company pursuant to which up to $15 million in milestone related equity financing will be made available to Keddem. This financing will be used to further develop and commercialize Keddem's unique technology platform. Under the agreement, the new investor will obtain a majority equity interest in Keddem, with Compugen maintaining a minority interest and certain future preferential access rights to utilize the Keddem technology with Compugen discovered drug targets. Martin Gerstel, our Chairman of the Board of Directors is also Chairman of the Board of Keddem. As of the date of this annual report, we owned 29.41% of the outstanding securities of Keddem.

See also Note 2v to our 2015 consolidated financial statements.

Neviah Genomics Ltd.

In June 2012, we established together with Merck KGaA and Merck Holdings Netherlands B.V. (collectively, “Merck”) a new start-up company, Neviah, which is focused on the discovery and development of novel biomarkers for the prediction of drug-induced toxicity. Neviah operates out of the Merck Serono Israel Bioincubator. Pursuant to our agreement, Merck is providing the initial funding for Neviah and its expertise in the validation and development of biomarkers into a diagnostic test, and we are utilizing certain proprietary predictive discovery technologies and receiving research revenues for our efforts. The agreement provides Compugen with an equity ownership in the new company and a right to royalties from potential future sales. In December 2014, we invested together with Merck an amount in addition to Merck’s original investment in order to finance the further validation of the assay and remaining product development costs. In 2015, we recognized $32,000 in research revenues under this agreement. Dr. Zurit Levine our VP Research and Discovery, and Dr. Eyal Neria our VP R&D, Planning and Control are directors in Neviah on behalf of the Company. As of the date of this annual report, we owned 25.12% of the outstanding securities of Neviah.

See also Note 2v and Note 14 to our 2015 consolidated financial statements.

Indemnification Agreements

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Accordingly, we release our Office Holders from liability and indemnifies them to the fullest extent permitted by law, and provide them with letters of indemnification and exemption and release for this purpose, in the form approved at a Special General Meeting of the shareholders which took place in September, 2013. Under the letters of indemnification and exemption and release, (i) Compugen’s undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) shall be limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that the Company undertakes towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, shall not exceed $5 million.

Our Office Holders are also covered by directors’ and officers’ liability insurance. For more information see “Item 6. Directors, Senior Management and Employees—B. Compensation- Insurance, Indemnification and Exemption.”

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Approved Enterprises and/or Benefiting Enterprises programs, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 10 to our 2015 consolidated financial statements and “Item 10. Taxation.”

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

Year Ended	High	Low
December 31, 2011	$5.80	$3.32
December 31, 2012	$6.47	$2.96
December 31, 2013	$11.92	$4.56
December 31, 2014	$14.32	$6.27
December 31, 2015	$9.65	$4.64

Quarter Ended
March 31, 2014	$14.32	$8.76
June 30, 2014	$11.55	$7.58
September 30, 2014	$10.02	$8.19
December 31, 2014	$9.09	$6.27
March 31, 2015	$9.65	$6.92
June 30, 2015	$7.98	$6.10
September 30, 2015	$7.41	$4.64
December 31, 2015	$7.79	$4.91

Month Ended
September 30, 2015	$6.10	$4.71
October 31, 2015	$6.78	$4.91
November 30, 2015	$7.70	$6.02
December 31, 2015	$7.79	$6.20
January 31, 2016	$6.92	$4.43
February 29, 2016	$5.03	$4.32

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

Year Ended	High*	Low*
December 31, 2011	$5.92	$3.27
December 31, 2012	$6.35	$3.03
December 31, 2013	$11.80	$4.57
December 31, 2014	$13.48	$6.40
December 31, 2015	$9.66	$4.59

Quarter Ended
March 31, 2014	$13.48	$8.79
June 30, 2014	$11.35	$7.62
September 30, 2014	$9.69	$8.29
December 31, 2014	$9.07	$6.40
March 31, 2015	$9.66	$7.33
June 30, 2015	$7.88	$6.16
September 30, 2015	$7.20	$4.59
December 31, 2015	$7.74	$5.02

Month Ended
September 30, 2015	$5.96	$4.83
October 31, 2015	$6.66	$5.02
November 30, 2015	$7.55	$5.97
December 31, 2015	$7.74	$6.20
January 31, 2016	$6.93	$4.46
February 29, 2016	$5.09	$4.31

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

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our Memorandum of Association (“Memorandum”) and our Articles. This description does not purport to be complete and is qualified in its entirety by reference to the full text of our Memorandum and Articles.

Objects and Purposes

We are incorporated under the Companies Law under the name Compugen Ltd. Our Memorandum was registered in 1993, and was most recently amended by our shareholders at our 2014 Annual General Meeting. At our 2013 Annual General Meeting, the shareholders adopted new Articles. The purpose of the Company as stated in our incorporation documents is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

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

Voting Rights

Subject to the provisions of our Articles, holders of ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority (“Electronic Vote”). These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

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

Modification of Class Rights

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

Shareholders Meetings and Resolutions

Our Articles provide that our annual general meeting shall be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting), and place determined by our Board of Directors. Our Board of Directors may, in its discretion, convene additional special shareholders meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of (i) 5% or more of the Company’s issued share capital and one percent or more of its voting rights; or (ii) 5% or more of the Company’s voting rights. All demands for shareholders meetings must set forth the items to be considered at that meeting.

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

Pursuant to the Companies Law and the General Meeting Regulations shareholder meetings generally require prior notice of not less than 21 days, and not less than 35 days in certain cases. Pursuant to the Articles, we are not required to deliver or serve notice of a general meeting or of any adjournments thereof to any shareholder. However, subject to applicable law and stock exchange rules and regulations, we will publicize the convening of a general meeting in any manner reasonably determined by us, such as posting a notice on the Company’s website, filing an appropriate periodic report with the SEC, or publishing on one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by us in our sole discretion.

The function of the annual general meeting is to elect directors, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and transact any other business which under our Articles or applicable law may be transacted by the shareholders of the Company in a general meeting.

Pursuant to our Articles, the quorum required for a meeting of shareholders consists of at least two shareholders, present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33.3%) or more of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors, shall be cancelled. Otherwise, if a meeting is otherwise called and no quorum is present within half an hour from the time appointed for such meeting it shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board of Directors may determine. At the adjourned meeting, the required quorum consists of any two shareholders present, in person, by proxy, by proxy card or by Electronic Vote.

Generally, under the Companies Law and our Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy, by proxy card or by Electronic Vote, and voting on the matter, unless a different majority is required by law or pursuant to the Articles such as a resolution for the voluntary winding up of our Company which requires the approval of holders of 75% of the voting power presented and voting at the meeting.

Change of Control

Merger

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

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”). Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to a an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 2% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 810,720 (in 2015) (hereinafter “Surcharge Tax”).

With respect to corporate investors, capital gain tax equal to the corporate tax rate (26.5% in 2015 and as of January 2016 and thereafter 25%) will be imposed on the sale of our traded shares.

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (26.5% in 2015) for corporations.

Israeli law also generally exempts non-Israeli residents from capital gains tax on the sale of securities of Israeli companies that are not traded on stock exchange in Israel, provided that the securities were acquired on or after January 1, 2009 and that (i) such gains are not generated through a permanent establishment that the non- Israeli resident maintains in Israel; (ii) the shares were not purchased from a relative; (iii) the sale if shares is not subject to real estate tax.

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

In principle, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid for publicly traded at the rate of 25% so long as the shares are registered with a Nominee Company which is a company incorporated to be a holder of record and distribution agent of publicly traded or other securities in accordance with the Israeli Securities Law, and at the rate of 30% on dividends paid to Substantial Shareholders whose shares are not registered with a Nominee Company , unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from the Company’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 20% unless a different tax rate is provided under an applicable tax treaty.

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

U.S. Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, subject to the conditions specified in the Treaty. The Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our ordinary shares are listed and readily tradeable on NASDAQ, which United States Treasury Department guidance treats as an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Disposition of Ordinary Shares

In general, subject to the discussion under—“Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of an ordinary share as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the Treaty. If such gain or loss is treated as U.S. source gain or loss, a U.S. holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of an ordinary share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

Passive Foreign Investment Company

Based on our financial statements and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2015. There can be no assurance that we will not become a PFIC in the future.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

If our ordinary shares are “regularly traded” on a “qualified exchange or other market”, as provided in applicable Treasury Regulations, a U.S. holder of our shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. The adjusted tax basis of a U.S. holder’s ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general excess distribution rules and the denial of basis step-up at death described above. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

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

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 may be required to file an information report on IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ordinary shares.

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

Interest Rate Risk

As of December 31, 2015, we had $80.3 million in cash, cash equivalents and short-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Notes 2 and 3 to our 2015 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation (deflation) rate in Israel was (1.0%), (0.2%) and 1.8%, in 2015, 2014 and 2013, respectively. The appreciation (devaluation) of the NIS against the U.S. dollar amounted to 0.3%, 12% and (7%) in 2015, 2014 and 2013, respectively. For 2015 assuming a 10% appreciation of the NIS against the U.S. dollar, we would experience exchange rate losses of approximately $1.6 million, while assuming a 10% devaluation of the NIS against the U.S. dollar, we would experience an exchange rate gain of approximately $1.3 million. A significant portion of our expenditures is employee compensation-related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in U.S. dollar terms. The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We entered into foreign currency derivative contracts to hedge a portion of our anticipated NIS payroll and certain operation expenses. For more information, see Note 2u of our 2015 consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2015 that are included in this annual report, has issued an attestation report on our internal control over financial reporting as of December 31, 2015.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on internal control over financial reporting as of December 31, 2015 is provided on page F-3, as included under Item 18 of this annual report.

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

Our Board of Directors has determined that Mr. Arie Ovadia, who serves on our Audit Committee and who meets the “independence” definition under the NASDAQ Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our employees, officers and directors as well as a Code of Ethics for Senior Financial Officers that applies to our chief executive officer, chief financial officer, director of finance, controller, assistant controller and persons performing similar functions at our subsidiary.

The Code of Ethics for Senior Financial Officers is available on our website, www.cgen.com. However, information contained on our website does not constitute a part of this annual report.

We intend to post on our website all disclosures that are required by law or NASDAQ Listing Rules concerning any amendments to, or waivers from, any provision of the Code of Business Conduct or the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed to us by our principal accountant for professional services rendered in the years ended December 31, 2015 and 2014:

	2015	2014
Audit Fees	$135,000	$135,000
Audit Related Fees	$-	$-
Tax Fees	$17,500	$30,000
All Other Fees	$2,500	$84,000
Total	$155,000	$249,000

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

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance tax advice and tax planning which in year 2015 and 2014 were consultancy relating to submission of a request to enforce benefits under Section 20A to the Israeli tax act, international tax aspect of the Bayer Collaboration, domestic and international tax aspect related with Baize Termination & Equity Conversion agreement, Israeli Tax options ruling, VAT consultation and Annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us including consultancy and consents with respect to a Form S-8 filed with the SEC and underwritten public offering and Forms F-3 filed with the SEC.

Pre-Approval Policies for non-Audit Services

Our Audit Committee is in charge of a policy and procedures for approval of audit and non-audit services rendered by our independent auditors. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below. Annually, our Audit Committee pre-approves specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. All of the fees listed in the table above were approved by our Audit Committee.

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

Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or that the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Consistent with Israeli law, our Board of Directors handles this process. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

Quorum at an Adjourned General Meeting of Shareholders: Consistent with Israeli law, generally, a quorum for an adjourned general meeting of shareholders of the Company is any two shareholders present in person, by proxy, by proxy card or by electronic vote at such meeting. As such, the Israeli quorum requirements for an adjourned meeting are different from the NASDAQ requirement that an issuer listed on NASDAQ have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

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

4.4	Compugen Ltd. Share Option Plan (2000) (incorporated by reference to Exhibit 10.17 to Compugen’s Registration Statement on Form F-1 filed on August 2, 2000 (File No. 333-12316)).
4.5
Compugen Ltd. 2010 Share Incentive Plan (incorporated by reference to Exhibit 4.6 to Compugen’s annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 12, 2015 (File No. 000-30902)).

4.6@
Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG (incorporated by reference to Exhibit 10.1 to Compugen’s 6-K, filed with the SEC on August 26, 2014 (File No. 000-1178913)).

4.7
Lease, dated December 12, 2013, by and between Britannia Pointe Grand Limited Partnership and Compugen USA, Inc. (incorporated by reference to Exhibit 4.8 to Compugen’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 18, 2014 (File No. 000-1178913))

4.8
Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders (incorporated by reference to Exhibit C to Exhibit 99.3 to Compugen’s 6-K filed with the SEC on August 2, 2013 (File No. 000-30902)).

4.9
Office Lease Agreement (“Holon Lease”), dated March 2015, by and between Kanit Hashalom Investments Ltd and Compugen Ltd. (incorporated by reference to Exhibit 99.2 to Compugen’s 6-K filed with the SEC on May 5, 2015 (File No. 000-1178913))

4.10*	Amendment to Holon Lease made and entered into on November 26, 2015 by and between Kanit Hashalom Investments Ltd and Compugen Ltd.
8.1*	Subsidiaries.
12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*
Certification by Principal Executive Officer and Principal Financial and Accounting Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements.

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
Name: Dr. Anat Cohen-Dayag
Title: President and Chief Executive Officer, Director

Date: March 7, 2016

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 7, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 7 , 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

COMPUGEN LTD.

We have audited Compugen Ltd.'s and its subsidiary (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 7, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 7 , 2016	A Member of Ernst & Young Global

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	$10,777	$25,643
Restricted cash		1,077	543
Short-term bank deposits		69,567	47,142
Investment in marketable securities		426	1,054
Trade receivable		7,800	-
Other accounts receivable and prepaid expenses	4	1,352	716

Total current assets		90,999	75,098

NON-CURRENT ASSETS:
Long-term bank deposits		-	35,026
Long-term prepaid expenses		101	108
Severance pay fund		2,179	2,024
Property and equipment, net	5	6,028	2,730

Total non- current assets		8,308	39,888

Total assets		$99,307	$114,986

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$2,001	$1,493
Deferred revenues	2 (l)	312	1,789
Research and development funding arrangement	7	-	421
Other accounts payable and accrued expenses	6	4,541	2,886

Total current liabilities		6,854	6,589

NON- CURRENT LIABILITIES:
Accrued severance pay		2,556	2,281

Total non-current liabilities		2,556	2,281

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at December 31, 2015 and 2014; 50,572,244 and 50,254,492 shares issued and outstanding at December 31, 2015 and 2014, respectively		138	137
Additional paid-in capital		328,797	324,053
Accumulated other comprehensive income		421	1,222
Accumulated deficit		(239,459)	(219,296)

Total shareholders' equity		89,897	106,116

Total liabilities and shareholders' equity		$99,307	$114,986

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2014	2013

Revenues	12, 14	$9,277	$12,367	$3,549
Cost of revenues		1,633	3,344	2,509

Gross profit		7,644	9,023	1,040

Operating expenses:
Research and development expenses, net	7	21,245	15,074	12,275
Marketing and business development expenses		1,309	838	962
General and administrative expenses		6,008	5,448	4,846

Total operating expenses		28,562	21,360	18,083

Operating loss		(20,918)	(12,337)	(17,043)

Financial and other income, net	13	1,145	1,758	3,460
Equity loss		-	(155)	-

Loss before taxes on income		(19,773)	(10,734)	(13,583)

Taxes on income	10	(390)	(360)	(500)

Net loss		$(20,163)	$(11,094)	$(14,083)

Basic net loss per share		$(0.40)	$(0.23)	$(0.36)

Diluted net loss per share		$(0.40)	$(0.26)	$(0.36)

Other comprehensive loss:

Unrealized gain (loss) arising during the period from marketable securities		$(205)	$(1,202)	$2,972

Realized gain arising during the period from marketable securities		$(436)	$(2,345)	$(3,711)

Unrealized gain (loss) arising during the period from foreign currency derivative contracts		$(19)	$141	$-

Realized gain arising during the period from foreign currency derivative contracts		$(141)	-	$-

Total comprehensive loss		$(20,964)	$(14,500)	$(14,822)

Weighted average number of ordinary shares used in computing basic net loss per share		50,437,040	47,808,855	38,869,438
Weighted average number of ordinary shares used in computing diluted net loss per share		50,437,040	48,387,063	38,869,438

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2013	36,590,478	$99	$206,325	$5,367	$(194,119)	$17,672

Options exercised	1,786,473	5	5,626	-	-	5,631
Issuance of shares	2,625,162	7	19,697	-	-	19,704
Stock-based compensation relating to options issued to non-employees	-	-	164	-	-	164
Stock-based compensation relating to options issued to employees and directors	-	-	3,379	-	-	3,379
Classification of liability with respect to outstanding options to non-employee to equity	-	-	160	-	-	160
Changes in other comprehensive income from marketable securities	-	-	-	(739)	-	(739)
Net loss	-	-	-	-	(14,083)	(14,083)

Balance as of December 31, 2013	41,002,113	111	235,351	4,628	(208,202)	31,888

Options exercised	389,289	1	1,422	-	-	1,423
Issuance of shares, net	7,263,090	21	70,697	-	-	70,718
Issuance of shares in respect to Termination and Equity Conversion Agreement	1,600,000	4	12,950	-	-	12,954
Stock-based compensation relating to options issued to non-employees	-	-	361	-	-	361
Stock-based compensation relating to options issued to employees and directors	-	-	3,272	-	-	3,272
Changes in other comprehensive income from marketable securities	-	-	-	(3,547)	-	(3,547)
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	141	-	141
Net loss	-	-	-	-	(11,094)	(11,094)

Balance as of December 31, 2014	50,254,492	137	324,053	1,222	(219,296)	106,116

Options exercised	317,752	1	971	-	-	972
Stock-based compensation relating to options issued to non-employees	-	-	299	-	-	299
Stock-based compensation relating to options issued to employees and directors	-	-	3,474	-	-	3,474
Changes in other comprehensive income from marketable securities	-	-	-	(641)	-	(641)
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	(160)	-	(160)
Net loss	-	-	-	-	(20,163)	(20,163)

Balance as of December 31, 2015	50,572,244	138	328,797	421	239,459	89,897

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net loss	$(20,163)	$(11,094)	$(14,083)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,773	3,633	3,543
Depreciation	1,106	658	370
Severance pay, net	120	(55)	59
Gain from sale of marketable securities	(436)	(2,345)	(3,711)
Loss from property and equipment disposals	37	-	-
Change in fair value of exchange option and embedded derivatives within research and development funding arrangement	-	(269)	811
Amortization of the Research and Development Component within research and development funding arrangement	(421)	(337)	(230)
Change in the fair value of liability with respect to outstanding options to non-employee	-	-	(104)
Loss in respect to Termination and Equity Conversion Agreement	-	792	-
Increase in interest receivables from short-term bank deposits	(399)	(142)	-
Increase in trade receivable	(7,800)	-	-
Decrease (increase) in other accounts receivable and prepaid expenses	(777)	1,168	(1,105)
Decrease in long-term prepaid expenses	7	152	202
Increase in trade payables and other accounts payable and accrued expenses	823	1,674	1,037
Increase (decrease) in deferred revenues	(1,477)	(4,983)	6,772

Net cash used in operating activities	(25,607)	(11,148)	(6,439)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	47,000	18,015	3,215
Investment in short-term and long-term bank deposits	(34,000)	(82,026)	(18,015)
Changes in restricted cash	(534)	(389)	(50)
Purchase of property and equipment	(3,120)	(1,896)	(328)
Increase in long-term lease deposits	-	(102)	-
Proceeds from sale of marketable securities	423	2,309	3,603

Net cash provided by (used in) investing activities	9,769	(64,089)	(11,575)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	-	70,718	19,760
Proceeds from research and development funding arrangement	-	-	5,000
Proceeds from exercise of options	972	1,411	5,631

Net cash provided by financing activities	972	72,129	30,391

Increase (decrease) in cash and cash equivalents	(14,866)	(3,108)	12,377
Cash and cash equivalents at the beginning of the year	25,643	28,751	16,374

Cash and cash equivalents at the end of the year	$10,777	$25,643	$28,751

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares in respect to Termination and Equity Conversion Agreement	$-	$12,162	$-

Change in receivables from foreign currency derivative contracts	$(141)	$141	$-

Other accounts payable from foreign currency derivative contracts	$(19)	$-	$-

Purchase of property and equipment	$1,321	$284	$-

Cash paid (received) during the year for:

Income taxes	$-	$360	$500

Interest payments received from bank short-term deposits and cash equivalents	$(415)	$(235)	$(112)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL

a.
Compugen Ltd. (The “Company”) is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primarily consists of early-stage immuno-oncology programs aimed at harnessing the immune system to fight cancer. The Company’s pipeline’s focus is on immune checkpoint target candidates discovered by the Company, which are predicted to serve as promising drug targets for cancer immunotherapies addressing various cancer types and patient populations, both as monotherapy and in combination with other drugs. The Company’s business model relies on extracting the commercial value of the Company’s systematic discovery capability by entering into various forms of revenue-sharing collaborations for the Company’s novel drug target candidates and therapeutic product candidates at various stages of research and development.

The Company is headquartered in Holon, Israel, with R&D facilities located in both Holon and South San Francisco. At the U.S. facilities, therapeutic monoclonal antibodies are discovered and developed against the Company’s novel drug target candidates.

b.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The functional currency of the Company is the U.S. dollar, as the Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and Compugen Inc. have operated and expect to continue to operate in the foreseeable future. The majority of the Company's revenues and financing transactions were made in U.S. dollars. The majority of the Company’s operations are currently conducted in Israel and most of the expenses in Israel are currently paid in new Israeli shekels ("NIS").

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

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash held in interest bearing saving accounts which are used as a security for the Company's Israeli facilities leasehold bank guarantees, foreign currency derivative contracts, and credit card security for Compugen Inc.

f.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

The short-term bank deposits as of December 31, 2015 and 2014 are in U.S. dollar and bear an annual average interest rate of 1.04% and 0.85%, respectively.

g.	Marketable securities:

The Company accounts for its investment in Evogene Ltd. ("Evogene") in accordance with ASC No. 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its investment in Evogene as available-for-sale securities which are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial and other income (loss), net" and are derived using the specific identification method for determining the cost of securities.

The Company recognizes an impairment charge when a decline in the fair value of its investments is below the cost basis of such securities and is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. During the years 2015, 2014 and 2013, no impairment losses have been identified.

As of December 31, 2015 and 2014, the Company holds 53,405 and 113,405 shares, respectively, representing on both dates less than 1% of Evogene outstanding ordinary shares.

h.	Non-current prepaid expenses:

Non-current prepaid expenses consist of non-current lease deposits as security for the Compugen Inc.'s facility lease, motor vehicles leases and certain payments for research and developments license fees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term bank deposits. Deposits for which maturities at cut-off date (December 31, 2015) are less than one year are classified to short-term bank deposits.

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

The long-lived assets of the Company and Compugen Inc. are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2015, 2014 and 2013, no impairment losses have been identified.

l.	Revenue recognition:

The Company generates revenue mainly from its Research and Development Collaboration and License Agreement. The revenues are derived mainly from upfront license payments, research and development services and contingent payments related to milestones achievements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition (Cont.):

The Company applies ASC 605-25, "Multiple-Element Arrangements" pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has "stand-alone value". The arrangement's consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is not contingent based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available.

Revenues from upfront license payments and research and development services are recognized according to the proportional performance method along the research and development services period in accordance with ASC 605-10, "Revenue Recognition".

As of December 31, 2015 and 2014 the Company deferred revenues in respect to the upfront license payment amounted to $ 312 and $ 1,789, respectively.

Contingent payments related to milestones achievement and royalties are recognized immediately upon the accomplishment of futures events, in accordance with ASC 605-28, "Revenue Recognition - Milestone Method".

On June 27, 2014, and October 14, 2014 the Company achieved the first and second substantive milestones with respect to one licensed program, under the Bayer Agreement according to which the Company recognized revenues in total amount of $ 7,200 in accordance with the criteria prescribed under ASC 605-28.

On December 14, 2015 the Company achieved the third substantive milestone with respect to one licensed program, under the Bayer Agreement according to which the Company recognized revenues in total amount of $ 7,800 in accordance with the criteria prescribed under ASC 605-28.

m.	Cost of revenues:

Cost of revenues consist mainly of research and development expenses attributed to the Research and Development Collaboration and License Agreement, as well as certain royalties paid.

n.	Research and development expenses, net:

Research and development expenses are charged to the statement of comprehensive loss as incurred.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development expenses, net (Cont.):

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

Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2015, 2014 and 2013 amounted to approximately $ 484, $ 337 and $ 318, respectively.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Stock-based compensation (Cont.):

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

The Company used the following weighted-average assumptions for granted options:

	Year ended December 31,
	2015	2014	2013

Volatility	51%	56%	71%
Risk-free interest rate	1.49%	1.53%	1.25%
Dividend yield	0%	0%	0%
Expected life (years)	4.7	4.7	4.4

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentration of credit risks (Cont.)

The Company's marketable securities consist of investment in Evogene ordinary shares which are publicly traded in the U.S. and Israel.

The Company has major customer which constitute 99% of total revenues. The management of the company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution

r.	Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding share options and warrants for the years ended December 31, 2015, 2014 and 2013 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. As of December 31, 2015, 2014 and 2013 the total weighted average number of shares related to outstanding options excluded from the calculations of diluted net loss per share were 7,228,011, 6,363,348 and 6,271,819, respectively. The total weighted average number of shares related to warrants under the research and development funding arrangement excluded from the calculations of diluted net loss per share were 333,333 for the year ended December 31, 2014 and 500,000 for the year ended December 31, 2013. As of December 31, 2013 the total weighted average number of shares related to the exchange option under the research and development funding arrangement excluded from the calculations of diluted net loss per share was 2,157,293.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes", ("ASC 740") which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2015 and 2014, a full valuation allowance was provided by the Company.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes (Cont.):

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2015 and 2014 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments (Cont.):

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivable, other accounts receivable, trade payable, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

The Company measures its investment in marketable securities, embedded derivatives with respect to research and development funding arrangement and foreign currency derivative contracts at fair value (see also Note 11).

u.	Derivative instruments:

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging". ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of December 31, 2015 and 2014, the Company had outstanding forward contracts in the notional amount of $ 4,357 and $ 5,626, respectively. These contracts were for a period of nine months ended September 30, 2016 and September 30, 2015, respectively. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

After December 31, 2015 and 2014 the Company entered into additional forward contracts to hedge a period of three months ended December 31, 2016 and December 31, 2015, respectively, in the notional amount of $ 1,505 and $ 1,837, respectively.

These contracts met the requirement for cash flow hedge accounting and as such during 2015 total gains in the amount of $ 202 were recognized, of which $ 177 were classified to operating expenses as effective portion and $ 25 were recorded as financial and other income, net for the ineffective portion. As of December 31, 2015 and 2014 an unrealized gains (loss) in the amount of $ (19) and $ 141, respectively, were recognized under other comprehensive income.

The fair value of the Company's outstanding forward contracts at December 31, 2015 and 2014 amounted to unrealized gain (loss) of $ (19) and $ 141, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company has two investments in affiliates, Neviah Genomics Ltd. ("Neviah") and Keddem BioScience Ltd. ("Keddem"). The Company does not have control over Neviah and Keddem, however has significant influence through holding rights of 25.12% and 29.41%, respectively. The Company accounts for its investment in Neviah and Keddem under the equity method. Both Neviah and Keddem are in accumulated loss position until December 31, 2015 and because the Company has no commitment to fund Neviah's and Keddem's operations, no investment account was recorded in the Company's consolidated financial statements as of December 31, 2015 and 2014.

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

Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company elected to present the comprehensive income in a single continuous statement. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains (losses) on foreign currency derivative contracts and unrealized gains on available- for- sale marketable securities.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New Accounting Pronouncements and Other Standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3: - CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014

Bank deposits in U.S. dollars (bearing an annual average interest rate of 0.51% for 2015)	$7,500	$-
Cash in banks	3,277	25,643

	$10,777	$25,643

NOTE 4: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$727	$501
Government authorities	511	58
Receivables from foreign currency derivative contracts	-	141
Other	114	16

	$1,352	$716

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: - PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers, software and related equipment	$921	$5,429
Laboratory equipment and office furniture	4,867	6,038
Leasehold improvements	2,387	739

	8,175	12,206
Accumulated depreciation:
Computers, software and related equipment	428	5,100
Laboratory equipment and office furniture	1,600	3,770
Leasehold improvements	119	606

	2,147	9,476

Depreciated cost	$6,028	$2,730

During 2015 total cost of $ 8,472 and total accumulated depreciation of $ 8,435 related to the Company's previous site obsolete property and equipment and certain nonfunctional Lab equipment under Compugen Inc., were disposed from the consolidated balance sheets.

For the years ended December 31, 2015, 2014 and 2013, depreciation expenses were approximately $ 1,106 $ 658 and $ 370, respectively.

NOTE 6: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Employees and related accruals	$1,515	$1,234
Consultants	302	353
Accrual for withholding taxes and royalties payments related to Milestone payments from Bayer	1,356	289
Accrued expenses	1,349	992
Other	19	18

	$4,541	$2,886

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT

The following table summarizes the balances recorded on the Company's financial statements with respect to the research and development funding arrangements:

	December 31,
	2015	2014

Research and Development Component	-	421

	$-	$421

a.
On December 29, 2010, the Company entered into a Funding Agreement (the "Original Pipeline Funding Agreement") with Baize Investments (Israel) Ltd. ("Baize"), pursuant to which Baize provided the Company with $ 5,000 in support of the Company's therapeutic product candidates in research and development.  On December 20, 2011, the Company also entered into a mAb Funding Agreement with Baize, pursuant to which Baize agreed to invest $ 8,000 in connection with certain research funding for certain  mAb product candidates.  This agreement was amended on July 24, 2012 and December 27, 2012 (as amended, the "mAb Funding Agreement").

As part of the mAb Funding Agreement the Company granted, 100,000 options to an agent and cash payment of $ 80. Based on ASC 505, the Company recorded the options as a liability at fair value and re-measured the liability at each cut-off period. During the year ended December 31, 2013 the Company recorded financial income of $ 104 in the consolidated statements of comprehensive loss.

In April 2013, following receipt of the final funding amount under the mAb Funding Agreement and grant of the options to an agent, the remaining re-measured outstanding liability was classified to the Company's additional-paid-in-capital.

On April 21, 2013, the Company entered with Baize into an amendment to the funding agreements, pursuant to which the mAb Funding Agreement was terminated and the Original Pipeline Funding Agreement was amended (the "Amended Pipeline Funding Agreement") as follows.

●
Until June 30, 2015, Baize had the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to the "Combined Program Initial Candidates" ("Amended Initial Participation Rights"). The Combined Program Initial Candidates included (i) the five designated product candidates from the Original Pipeline Funding Agreement and (ii) all mAb product candidates to be developed against the eight specified Targets from the mAb Funding Agreement.

●
Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from the Company of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates Baize was required to select five product candidates from the Combined Program Initial Candidates, as "Selected Products."

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

●
Beginning July 1, 2015 through December 31, 2030, Baize was to have the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to the five Selected Products (the "Amended Final Participation Rights", together with the Amended Initial Participation Rights, the "Amended Participation Rights").

●
Baize had the right at any time until June 30, 2015 to exchange the Amended Participation Rights for a number of the Company's ordinary shares to be calculated as the quotient of (i) $ 13,000 less 50% of any cash consideration paid to Baize as Amended Participation Rights, divided by (ii) the average closing price of the Company's ordinary shares during the twenty (20) trading days prior to the Actual Exchange Date (the "Exchange Price"); provided however that the Exchange Price was not to be lower than $ 3.00 per share, and was not to exceed $ 12.00 per share.

●
The warrant granted to Baize to purchase up to 500,000 of the Company's ordinary shares with original exercise price of $ 6.00 ("Detachable Warrants") under the Original Pipeline Funding Agreement was terminated, and the Company had issued Baize a new warrant (the "2013 Warrant") to purchase up to 500,000 of the Company's ordinary shares, exercisable at $ 7.50 per share through June 30, 2015.

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

The Research and Development Component was calculated as residual between the payments received and the embedded derivatives (as mentioned above), recorded at cost and has been amortized over the period in which the development is being provided in connection with the relevant designated product candidates as deduction from research and development expenses in the consolidated statements of comprehensive loss. As of December 31, 2014 the Research and Development Component amounted of $ 421. During the years ended December 31, 2015, 2014 and 2013 the Company amortized the Research and Development Component within research and development funding arrangement in the total amount of $ 421, $ 337 and $ 230, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

c.	On August 20, 2014, the Company entered with Baize into the Termination and Equity Conversion Agreement (the "2014 Baize Agreement") pursuant to which:

●
The Amended Pipeline Funding Agreement, including all rights to receive the Amended Participation Rights and all rights to receive information concerning the Combined Program Initial Candidates, has been terminated.

●	The 2013 Warrant has been terminated.

●	The Company issued to Baize 1,600,000 of its ordinary shares, par value NIS 0.01 per share.

●
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

In estimating the embedded derivatives' fair value, the Company used the following assumptions:

August 20, 2014

Risk-free interest rate (1)	0.09%
Expected volatility (2)	57.76%
Expected life (in years) (3)	0.84
Expected dividend yield (4)	0

(1)Risk-free interest rate – based on the yields from U.S. treasury bonds with equivalent terms.
(2)Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the expected term of the embedded derivative.
(3)Expected life - the expected life of the conversion feature was based on the term of the embedded derivative.
(4)Expected dividend yield - was based on the fact that the Company has not paid dividends to ordinary shareholders in the past and does not expect to pay dividends to ordinary shareholders.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - RESEARCH AND DEVELOPMENT FUNDING ARRANGEMENT (Cont.)

e.
For the year ended December 31, 2014 the Company re-measured the embedded derivatives in the Research and Development Component and recorded an accumulated $ 269 as financial income in the consolidated statements of comprehensive loss. As a result of the 2014 Baize Agreement the Company recorded financial expenses of $ 792 in the consolidated statements of comprehensive loss.

NOTE 8: - COMMITMENTS AND CONTINGENCIES

a.	The Company and Compugen Inc. lease their facilities and motor vehicles under various operating lease agreements that expire on various dates.

Annual minimum future rental commitments under non-cancelable operating leases are approximately as follows:

December 31,

2016	$1,240
2017	1,314
2018	971
2019	739
2020 and after	793
$5,057

Operating lease expenses for the Company and Compugen Inc. were approximately $ 988, $ 791 and $ 724 in the years ended December 31, 2015, 2014 and 2013, respectively.

b.
The Company provided bank guarantees in the amount of $ 1,077 in favor of its offices' lessors in Israel, foreign currency derivative contracts, credit card security for its U.S. subsidiary and check deposit in the amount of $ 74 in favor of its offices' lessor in California, U.S.

c.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2015, 2014 and 2013, the Company has an aggregate of paid and accrued royalties to the OCS, recorded as cost of revenue in the consolidated statement of comprehensive loss, in the amount of $ 325, $ 433 and $ 126, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2015, the Company's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 8,870.

d.
Under the Israel-U.S. Binational Industrial Research and Development (" BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of December 31, 2015 the Company accounted for proceeds under BIRD plan in total aggregate amount of approximately $ 500, received in the period between December 2005 and March 2012. As of December 31, 2015 and 2014 the Company does not expect any income to be generated from the outcome of the funded research BIRD plan and as such no obligation was recorded.

e.
On June 25, 2012 the Company and its U.S subsidiary entered into an Antibodies Discovery Collaboration Agreement (the " Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of December 31, 2015 and 2014 the Company did not incur any obligation for such Contingent Fees.

f.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to at least 4% of the cash considerations that may be received under such transactions.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which is terminated on that date except for certain payments arising from the Bayer Agreement which survive termination) with the Advisor for certain services with respect to financing, strategic and other agreements. Under the New Agreement the Advisor shall be entitled to up to 1% of cash considerations that may be received under financing agreements and a fee that will be determined in good faith in respect to all other transactions.

For the year ended December 31, 2015 and 2014, the Company has an aggregate of paid and accrued payments recorded as marketing and business development expenses in the consolidated statement of comprehensive loss in the amount of $ 296 and $ 209, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - SHAREHOLDERS' EQUITY

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

On August 30, 2011 , the Company  entered into  an agreement with a sales agent, to issue and sell up to 6,000,000 ordinary shares under an At-the-Market offering ("ATM") program with gross proceeds of up to $ 40,000 pursuant to the Company's effective shelf registration statement on Form F-3 (File No. 333-171655). During the year ended December 31, 2014 the Company issued 363,090 ordinary shares for a total consideration of approximately $ 3,801, net of issuance expenses. On January 21, 2014, the registration statement under which the Company had been selling ordinary shares pursuant to the ATM program terminated.

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

NOTE 9: - SHAREHOLDERS' EQUITY (Cont.)

c.	Share option plans:

Under the Company's 2000 and 2010 Share Option Plans as amended ("the Plan"), options may be granted to employees, directors and non-employees of the Company and Compugen Inc.

Pursuant to the Plan, the Company reserved for issuance up to an aggregate of 18,977,240 ordinary shares. As of December 31, 2015, an aggregate of 2,585,025 options of the Company are still available for future grant.

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company's ordinary shares on the date of grant, unless otherwise determined by the Company's board of directors. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company's board of directors.

Any options that are cancelled or forfeited before expiration become available for future grants.

Transactions related to the grant of options to employees and directors under the above plans during the year ended December 31, 2015, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	6,264,370	4.64	6.74	23,627
Options granted	1,338,900	6.46		232
Options exercised	250,752	2.95		1,147
Options expired	3,254	9.04		2
Options forfeited	204,994	6.51		160

Options outstanding at end of year	7,144,270	4.98	6.52	12,861

Options vested and expected to vest at end of year	6,972,774	4.94	6.46	12,802

Exercisable at end of year	3,931,092	3.47	4.78	11,760

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - SHAREHOLDERS' EQUITY (Cont.)

Weighted average fair value of options granted to employees and directors during the years 2015, 2014 and 2013 was $ 2.83, $ 4.17 and $ 3.83 per share, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of calendar 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount is impacted by the changes in the fair market value of the Company's shares.

d.	Options to non-employees:

	Year ended December 31, 2015
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		$	Years

Options outstanding at beginning of year	466,500	5.71	3.75
Options granted	210,000	6.22
Options exercised	67,000	3.46

Options outstanding at end of year	609,500	6.39	3.97

Options vested and expected to vest at end of year	609,500	6.39	3.97

Exercisable at end of year	386,834	6.44	3.07

The options are re-measured using a Black-Scholes option-pricing model at their then-current fair value at the last date of each reporting period and compensation cost is adjusted for the changes for those fair values. The Company recognized the compensation cost using the straight-line method.

The Company used the following weighted-average assumptions for general options granted to non-employees:

	Year ended December 31,
	2015	2014	2013

Volatility	51%	64%	67%
Risk-free interest rate	1.85%	1.77%	1.03%
Dividend yield	0%	0%	0%
Expected life (years)	5.6	5.7	4.5

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - SHAREHOLDERS' EQUITY (Cont.)

e.
As of December 31, 2015, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 7,340 which is expected to be recognized over a weighted average period of approximately 2.69 years.

The stock-based compensation expenses are included as follows in the expense categories:

	Year ended December 31,
	2015	2014	2013

Cost of revenue	$110	$399	$320
Research and development expenses, net	2,157	1,862	1,724
Marketing and business development expenses	255	162	151
General and administrative expenses	1,251	1,210	1,348

	$3,773	$3,633	$3,543

f.
On July 15, 2013, the Company's compensation committee and board of directors resolved to recommend before the shareholders to grant to the Company's chairman of the board of directors and to its President and CEO options to purchase 60,000 and 120,000 shares, respectively, at an exercise price of $ 5.445 per share, which was the market share price at such date.

On September 17, 2013 the shareholders of the Company approved this grant. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2016.

The pricing model for the award was estimated using a Binomial model with the following assumptions: risk-free interest rate of  2.96%, dividend yields of 0%, expected volatility of 70% , expected term of the options range between 3.78 - 5.46 years, post-vesting termination rate of 0.51% and suboptimal exercise factor range between 1 - 2.11 factoring rate.

Consequently, during the year ended December 31, 2015 and 2014 the Company recorded stock-based compensation expenses amounted of $ 356 and $ 348, respectively, as part of its general and administrative expenses.

g.
On March 30, 2014, the Company's Compensation Committee and board of directors resolved to recommend before the shareholders to grant to the Company's chairman of the board of directors and its President and CEO options to purchase 50,000 and 100,000 shares, respectively.

On August 7, 2014 the shareholders of the Company approved this grant, at an exercise price of $ 10.07 per share, which was the market share price at such date. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2017.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - SHAREHOLDERS' EQUITY (Cont.)

Consequently, during the year ended December 31, 2015 and 2014 the Company recorded stock-based compensation expenses amounted of $ 146 and $ 59, respectively, as part of its general and administrative expenses.

h.
On May 3, 2015, the Company's Compensation Committee and later on May 4, 2015 the board of directors resolved to recommend before the shareholders to grant to the Company's chairman of the board of directors and its President and CEO options to purchase 50,000 and 100,000 shares, respectively.

On July 29, 2015 the shareholders of the Company approved this grant, at an exercise price of $ 6.54 per share, which was the market share price at such date. The options shall vest over a period of four years commencing October 1, 2015.

For the year ended December 31, 2015 the Company recorded stock-based compensation expenses amounted of $ 38 as part of its general and administrative expenses.

NOTE 10: - INCOME TAXES

a.	Israeli taxation

1.	Tax rates applicable to the income of the Company.

2.	Taxable income of the Company is subject to a corporate tax rate as follow: 2013 - 25% and 2014 and 2015 - 26.5%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%.

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

NOTE 10: - INCOME TAXES (Cont.)

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

NOTE 10: - INCOME TAXES (Cont.)

The Company estimates that the effect of the change in tax rates will not lead to material change in the amounts in the consolidated financial statements.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and as such, enjoys tax benefits, including:

a)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

b)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial company and an industrial holding company;

c)	Accelerated depreciation rates on equipment and buildings; and

d)	The right to claim public issuance expenses over three years, as a deduction for tax purposes.

The Company believes that currently is qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

5.	Net operating losses carryforward and capital loss:

As of December 31, 2015, Compugen Ltd.'s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 178,843. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

b.	Non-Israeli subsidiary, Compugen Inc.:

Compugen Inc. is subject to U.S. income taxes. The tax rates are compounded from a progressive federal tax of 35% in addition to a state and local taxes.

As of December 31, 2015, Compugen Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 12,498 which expires in the years 2020 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - INCOME TAXES (Cont.)

c.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic (Israel)	$20,410	$11,138	$13,859
Foreign	(637)	(404)	(276)

	$19,773	$10,734	$13,583

d.
Taxes on income for the years ended December 31, 2015 and 2014 are comprised from withholding tax payments amounted of $ 390 and $ 360 respectively,  which were deducted from milestone payment of $ 7,800 and $ 7,200, respectively (see also Note 1b) by the German tax authorities. Taxes on income for the year ended December 31, 2013 are comprised from withholding tax payments amounted of $ 500 which was deducted from  upfront payment of $ 10,000 (see also Note 1b) by the German tax authorities.

e.	Deferred taxes:

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

	December 31,
	2015	2014

Operating loss carry forward	$48,960	$49,238
Research and development credit	3,993	4,018
Accrued social benefits and other	870	1,183
Property and equipment	(145)	(365)

Deferred tax asset before valuation allowance	53,678	54,074
Valuation allowance	(53,678)	(54,074)

Net deferred tax asset	$-	$-

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

f.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company and Compugen Inc. due to the uncertainty of the realization of such tax benefits.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its Investment in marketable securities, foreign currency derivative contracts and embedded derivatives in connection with research and development funding arrangement at fair value.  Investment in marketable securities is classified within Level 1 because this asset is valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Embedded derivatives are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2015
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in marketable securities	$426	$426	$-	$-

Total financial assets	$426	$426	$-	$-

	December 31, 2015
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	(19)	-	(19)	-

Total financial liabilities	$(19)	$-	$(19)	$-

	December 31, 2014
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in marketable securities	$1,054	$1,054	$-	$-
Foreign currency derivative contracts	141	-	141	-

Total financial assets	$1,195	$1,054	$141	$-

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of embedded derivatives

Balance at January 1, 2013 *)	$6,864
Fair value of Exchange Option within the proceeds under the mAb Funding Agreement	4,756
Change in fair value of Exchange Option and embedded derivatives within research and development arrangement	811

Balance at December 31, 2013 *)	12,431

Change in fair value of Exchange Option and embedded derivatives within research and development arrangement	(269)
Issuance of shares in respect to Termination and Equity Conversion Agreement	(12,162)

Balance at December 31, 2014	$-

*)	The amount on the balance sheet of the research and development funding arrangement includes also Research and Development Component of $ 421 and $ 758 as of December 31, 2014 and 2013, respectively.

NOTE 12: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

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

The following represents the total revenue for the years ended December 31, 2015, 2014 and 2013 and long-lived assets as of December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	2013
Revenue from sales to customers:

Israel	$32	$212	$260
Europe	9,245	12,155	3,289

Total revenue	$9,277	$12,367	$3,549

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

	December 31,
	2015	2014
Long-lived assets:

Israel	$4,384	$1,217
United States	1,644	1,513

Total long-lived assets	$6,028	$2,730

	Year ended December 31,
	2015	2014	2013
Sales to a single customer exceeding 10%:

Customer A	99%	98%	93%

NOTE 13: - FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2015	2014	2013

Interest income	$815	$346	$169
Bank fees and other finance expenses	(60)	(16)	(28)
Change in fair value of research and development funding arrangement	-	269	(811)
Change in fair value of liability with respect to outstanding options to non-employee	-	-	104
Loss in respect to Termination and Equity Conversion Agreement	-	(792)
Gain from sales of marketable securities	436	2,345	3,711
Foreign currency translation adjustments	(46)	(394)	315

Financial and other income , net	$1,145	$1,758	$3,460

NOTE 14: - RELATED PARTY BALANCES AND TRANSACTIONS

The Company provides research and development services to Neviah in consideration for pre-scheduled determined fees. As of December 31, 2015, 2014 and 2013 the Company recognized revenue from the agreement with Neviah in total amount of $ 32, $ 212 and $ 260, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: - LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2015	2014	2013
Numerator:
Net loss for basic loss per share	$(20,163)	$(11,094)	$(14,083)

Loss in respect to change in fair value of research and development funding arrangement	-	(1,295)	-

Net loss for basic loss per share	$(20,163)	$(12,389)	$(14,083)

Denominator:
Weighted average number of ordinary shares used in computing basic net loss per share	50,437,040	47,808,855	38,869,438

Dilutive average number of ordinary shares in respect to research and development funding arrangement	-	578,208	-
Weighted average number of ordinary shares used in computing diluted net loss per share	50,437,040	48,387,063	38,869,438

Diluted earnings per ordinary share	$(0.40)	$(0.26)	$(0.36)