Form 20-F
period 2019-12-31
COMPUGEN LTD
filed 2020-02-24
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission file number: 000-30902

____________________________________________________

Compugen Ltd.
(Exact name of Registrant as specified in its charter)

____________________________________

 (Translation of Registrant’s name into English)

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	CGEN	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 None

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 67,922,836 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes        ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes        ☒ No

(i)

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information -D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent Compugen’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$9,277	$712	$-	$17,800	$-
Cost of revenues	1,633	223	-	1,034	-
Total operating expenses (1)	28,562	33,072	37,405	39,993	28,879
Operating loss	(20,918)	(32,583)	(37,405)	(23,227)	(28,879)
Financial and other income, net	1,145	1,097	339	628	820
Losses before taxes on income	(19,773)	(31,486)	(37,066)	(22,599)	(28,059)
Taxes on income	(390)	(20)	-	-	722
Net loss	(20,163)	(31,506)	(37,066)	(22,599)	(27,337)
Realized and unrealized gain (loss) from investment in marketable securities and from foreign currency derivative contracts	(801)	(414)	10	(17)	-
Total comprehensive loss	(20,964)	(31,920)	(37,056)	(22,616)	(27,337)
Basic net loss per share	$(0.40)	$(0.62)	$(0.72)	$(0.41)	$(0.43)
Weighted average number of ordinary shares used in computing basic net loss per share	50,437,040	50,855,908	51,179,694	55,277,428	63,636,673
Diluted net loss per share	$(0.40)	$(0.62)	$(0.72)	$(0.41)	$(0.43)
Weighted average number of ordinary shares used in computing diluted net loss per share	50,437,040	50,855,908	51,179,694	55,277,428	63,636,673

(1)          Includes stock-based compensation - see Note 8 to our 2019 consolidated financial statements.

	As of December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$81,421	$61,527	$30,438	$45,675	$43,879
Trade receivable	7,800	-	-	-	-
Investment in marketable securities	426	-	-	-	-
Total assets	99,307	71,139	38,746	53,180	53,763
Deferred Revenues	312	-	-	-	-
Deferred participation in R&D expenses, including long term	-	-	-	4,092	3,465
Accumulated deficit	(239,459)	(270,965)	(308,242)	(330,841)	(358,178)
Total shareholders’ equity	$89,897	$63,519	$29,297	$37,243	$38,321

For additional financial information, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Results,”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our ordinary shares involves a high degree of risk and many factors could affect our financial condition, cash flows and results of operations. You should carefully consider the following risk factors, as well as the other information in this Annual Report. If we do not, or cannot, successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition, which could include the need to limit or even discontinue our business operations, and accordingly our share price may decline and you could lose all or part of your investment. We can give no assurance that we will successfully address any of these risks. The principal risks we face are described below.

Risks Related to our Business, Financial Results and Financing Needs

We have a history of losses, we expect to incur future losses and we may never achieve or sustain profitability.

As of December 31, 2019, we had an accumulated deficit of approximately $358.2 million and had incurred net losses of approximately $37.1 million in 2017, approximately $22.6 million in 2018 and approximately $27.3 million in 2019, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our preclinical and clinical pipeline activities. Since we began focusing on developing an internal pipeline based on our discovery capabilities in 2010, we have entered into three partnership agreements with respect to our pipeline programs under which we have received to date a total amount of $55.2 million, including a $12 million investment. We cannot be certain that we will receive additional revenues under our existing collaborations or that we will enter into additional arrangements for our pipeline programs or our predictive computational discovery capabilities, or that such additional arrangements will provide sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability.

We cannot provide assurance that our business model will succeed in generating substantial revenues.

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our predictive computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our predictive computational discovery platforms undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates serve as the basis for licensing and other forms of third-party collaborations.  Some of our existing third-party collaboration and licensing agreements have been entered into at early development stages, each of which has an inherently high risk of failure. The inability to derive adequate revenues from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our existing cash and cash equivalents and short-term bank deposits will be sufficient to fund our current level of operations through mid-2021, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, we cannot predict with any degree of certainty when, or even if, we will achieve profitability, and therefore may need additional funds to continue financing our discovery, validation, development, clinical and commercialization activities. In 2018, we received net proceeds of approximately $20 million through a registered direct public offering (which also included the issuance of warrants to the purchasers), as well as $12 million pursuant to an investment from a strategic partner. In 2019, we received proceeds of approximately $23.5 million through our ATM facility.We may seek additional capital due to favorable market conditions and strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders would experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or reduce our operations. We also could be required to seek funds through arrangements with collaborators or other investors that may require us to enter into arrangements on terms that would otherwise not be acceptable to us.

Our therapeutic programs have reached more costly stages of research and development, including preclinical and clinical development of therapeutic product candidates. If we are not able to secure the funding or the capabilities required for such activities, we may be required to abandon, postpone, or attempt to license out certain therapeutic product candidates at an earlier than anticipated stage, which may significantly de-value our assets. Any failure to raise funds as and when needed would materially harm our business, financial condition and results of operations, and result in the inability to have some or all of such therapeutic product candidates developed to fit potential commercialization and have a negative impact on our ability to pursue our business strategy.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from collaborations for our current novel drug targets and related therapeutic product candidates at various stages of research and development has been limited to date. Since we began focusing on our discovery capabilities in 2010 on therapeutic pipeline establishment, we have entered into three partnership agreements with respect to our pipeline programs under which we have received to date a total amount of $55.2 million, of which $12 million was an investment. We recognized no revenues in 2019, revenue of $17.8 million in 2018, and no revenue in 2017.

We cannot be certain that our focus on discovery, research and development efforts in the field of immuno-oncology, along with our decision to advance select programs to later drug development stages partially or fully at our own expense, will generate a stable or significant revenue stream. Moreover, we have very limited experience with respect to the financial arrangements and terms that may be available for our candidates at their various R&D stages.  Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly. The inability to derive adequate revenues within our field of focus would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the commercialization aspects of our business model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of pipeline programs based on our existing and future novel drug targets and related therapeutic product candidates.

Our corporate restructuring may not be successful.

On February 26, 2019, we announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations, or the 2019 Restructuring.

The 2019 Restructuring included reducing our workforce by 35%, consolidating R&D activities in one location in Israel, losing some internal capabilities in therapeutic antibody development and certain preclinical activities and outsourcing certain preclinical activities to third-party service providers. Our clinical development activities continue to operate in the United States.  Though we completed our restructuring as planned, our restructuring may still result in unexpected risks or costs, such as:

•	loss of knowledge in the translational science to develop product candidates;

•	loss of internal capabilities in therapeutic antibody development;

•	inability to effectively manage our internal R&D efforts;

•	finding appropriate external expertise for therapeutic antibody development and preclinical activities at a reasonable cost and in necessary timing to competitively advance our pipeline programs; and

•	identify and recruit employees with the required expertise.

If any of these risks materialize, they may have a material adverse effect on our results of operations or financial condition or may result in delays in our therapeutic antibody development or advance our therapeutic drug products though clinical development or in reducing the number of programs in our pipeline.

Risks Related to our Discovery and Development Activities

Our computational target discovery activities are primarily focused on the discovery of new drug target candidates and our therapeutic pipeline is based on our discovered targets.

While we believe that our drug target programs represent a compelling and unique opportunity to generate first-in-class therapeutic products, they require significant investment in the research and validation of the drug target candidate and in the discovery and development of the respective therapeutic product candidate. The predictive computational discovery of new drug target candidates is a source for the development of potential first-in-class drug candidates, but the inherent lack of sufficient published scientific data to support the potential of these new drug targets candidates to serve as therapeutic opportunities, increases the risk of failure. Although we have built the target validation and drug discovery infrastructure and capabilities required to scientifically validate our new drug targets and to later translate them into therapeutic antibody development programs, we cannot be assured that our investment in such new discoveries will result in validated drug targets that will enable the development of effective cancer immunotherapies, nor that we will realize success in product development or our ability to partner and commercialize such opportunities and generate revenues.

Our predictive computational discovery platforms require substantial resources and may not result in validated drug targets that will enable us to develop successful cancer immunotherapies.

Our predictive computational discovery platforms require substantial technical, financial and human resources, and we may be unsuccessful in our efforts to allocate the necessary resources, the appropriately talented human resources to develop additional computational platforms and may fail to identify new drug targets using our predictive computational discovery platforms. If we are unable to allocate such resources when needed or identify suitable additional novel drug targets for preclinical and clinical development, our ability to develop therapeutic products and obtain product revenues in the future could be compromised, which could result in significant harm to our financial position and results of operations, and could further result in the need to limit or even discontinue our business operations.

Our approach to the discovery of therapeutic products is based on our proprietary predictive computational discovery platforms is unproven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

Our method of identifying novel drug targets is based on our predictive computational discovery platforms and involves first identifying unmet needs in the field of cancer immunotherapy, where we believe our predictive computational discovery platforms would be relevant, or could be modified to be relevant. We focus on the discovery of drug targets that could serve as the basis for the development of possible treatments for patients non-responsive, refractory or relapsing to existing cancer immunotherapies. In this field, we apply our predictive computational target discovery platforms, or develop new capabilities, to identify novel drug targets for addressing such unmet patient need.

While we believe that applying our predictive computational discovery platforms to identify new drug targets may potentially enable the development of first-in-class therapeutics, our capabilities are still unproven clinically and our efforts may not result in the discovery and development of commercially viable or successful therapeutic products. Although our approach has resulted in the discovery of several new drug targets and their related first-in-class therapeutic product candidates, they are in early stages of research and development, with two programs, COM701 and BAY 1905254, having entered the clinic in 2018 and an additional program, COM902, that is expected to enter the clinic in early 2020. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. If our current candidates fail, and we fail to continue to discover and develop therapeutic product candidates of industry interest in this field our business will likely be materially harmed.

The focus of our therapeutic development activities is on monoclonal antibodies, or mAb, therapeutics in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development in other therapeutic areas or for other drug modalities, and presently we only intend to pursue such opportunities. If our current candidates fail, or we fail to continue to develop therapeutic product candidates of industry interest in this field or if we are unable to discover drug targets for mAb therapeutics, or if other modalities would be more successful in treating cancer patients, our business will likely be materially harmed. With respect to immune checkpoints, although there have been positive clinical results reported by others with respect to a number of products resulting in some products gaining approval by the U.S. Food and Drug Administration, or FDA, based on this positive data, there can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that other classes of targets or other products will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed three partnership agreements involving our product candidates. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with this decision focus on immuno-oncology that include, among others:

•	not utilizing the full scope of our target discovery capabilities;

•	not choosing the right therapeutic area;

•	choosing a therapeutic area with a very high degree of competition;

•	choosing a therapeutic area of great biological complexity and with very high failure rates in product development;

•	not choosing the right drug targets;

•
having insufficient knowledge, expertise, personnel or capabilities in our chosen therapeutic area to select the right unmet medical needs, or novel drug target, or to timely, properly and efficiently validate the targets and/or select the appropriate mAb for further development as therapeutic product candidates, or to timely, properly or efficiently further them in development; and

•	the inherent risk of high program failure rate throughout therapeutic development.

In each case, our failure could be due to lack of experience and expertise, delays in our internal research programs or applying the wrong criteria or experimental systems and procedures, or unanticipated scientific, safety, activity or efficacy issues with our selected drug targets or product candidates, with the possible result that none of our product candidates result in licensed or marketable products. If any of these risks should materialize, our business, financial condition and results of operations would be materially harmed.

Our predictive computational target discovery platforms typically result in a significant number of potential discoveries of interest with each discovery process. If we or our partners fail to select the right drug target to validate and/or progress in the therapeutic development, the selected drug target may never result in approvable or marketable therapeutic products and our business, financial condition and results of operations will be materially harmed.

Our predictive computational discovery approach to identify new drug targets typically results in a significant number of potential discoveries of interest with each discovery process. Following each discovery process, we assess which of such potential discoveries should move forward into target validation based on various available scientific, drug development and business criteria, which may or may not be correct or sufficient, and this assessment continues on an on-going basis. In addition, since our research and development resources are limited, we are able to progress with only a fraction of our discoveries in parallel. If at any stage in such assessment, we or our partners fail to select the right drug targets to validate and/or progress in development, due to either lack of experience or expertise throughout the development process or applying the wrong target selection criteria or the wrong validation process, the selected drug targets may never result in licensable or marketable products, and our business, financial condition and results of operations may be materially harmed.

We may focus our efforts and resources on a particular target or therapeutic candidate or indication and fail to focus our efforts on targets or therapeutic candidates or indications that may be more successful.

Due to our limited resources and experience and due to the early stage of our discoveries, we prioritize our research programs and focus to programs that, we believe, based on limited amounts of data, seem to have the highest potential. As a result, we might focus our limited resources on the wrong target or therapeutic candidates or focus our candidates on the wrong therapeutic indication and delay in pursuing or fail to pursue candidates that might be later proven (or never proven) as more successful.

Our focus on developing our pipeline has resulted in a substantial increase in activities, certain of which we will undertake for the first time and may result in therapeutic product candidate failures, or fewer therapeutic product candidates being available for partnering or commercialization.

In the past, we initiated our efforts to enter into collaborations for drug target candidates with initial target validation, which we found to be at an earlier stage than customary for licensing in the pharmaceutical industry. Therefore, few years ago we decided to advance our selected programs beyond their initial target validation stage, into preclinical and clinical activities, with two therapeutic product candidates against Compugen-discovered novel targets, COM701 and BAY 1905254, which have been in the clinic since 2018 and an additional program, COM902, that is expected to enter the clinic in early 2020 . This decision to move forward certain of our programs beyond the initial target validation stage requires us to undertake certain activities for the first time.  Any failure to successfully undertake these therapeutic product development and/or preclinical and/or clinical activities may result in therapeutic product candidate delays or failures either due to our lack of expertise, unsupportive findings, or lack of an appropriate technology, or the inherent risk of failure with respect to such activities and our ability to develop therapeutic drug candidates. Furthermore, due to our limited resources, we must choose which drug targets to advance further into extensive target validation studies, followed by preclinical and clinical therapeutic product development. This could result in fewer drug target candidates being available for partnering or commercialization at advanced stages or at all, due to our available resources being insufficient to further advance all programs. If any of these risks materialize, our business, financial condition and results of operations may be materially harmed.

We have limited experience in the development of therapeutic product candidates, and we may be unable to implement our business strategy.

Our experience in the development of therapeutic product candidates, which was undertaken in our South San Francisco facilities, was limited, and our experience is now further limited due to the 2019 Restructuring.  As a result of the 2019 Restructuring, we may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. To successfully develop and commercialize therapeutic products, we must either access such expertise via collaborations, consultants or service providers, and/or enhance and improve our internal expertise and capabilities. We may not be able to retain our remaining scientific, research and development and clinical personnel or attract qualified scientific, research and development and clinical personnel with the required expertise in a timely manner, if at all, and/or engage or adequately manage any or all of the collaborators, consultants, service providers or other experts that we need in order to do so.

If we are not able to attract, retain and motivate necessary personnel or third party service providers to accomplish our business objectives or fail to have available, at the appropriate times, the required experience and expertise for the further development and commercialization of our therapeutic product candidates, we may be unsuccessful in these activities, or these activities may be significantly delayed and as a result we may be unable to implement our business strategy and our business would be materially harmed.

There are risks that are inherent in the development and commercialization of therapeutic products, and if any of these risks materialize, our business and financial results may be materially harmed.

We and our collaborators face a number of risks of failure that are inherent in the lengthy and costly process of developing and commercializing new therapeutic products. These risks, which typically result in very high failure rates even for successful biopharmaceutical companies, include, among others, the possibility that:

•	our new target candidates will prove to be inappropriate for treatment of cancer;

•	our new target candidates will prove to be inappropriate targets for our therapeutic product candidates;

•	our new target candidates will prove to be inappropriate targets for immunotherapy;

•	we will not succeed in choosing the appropriate mAb for these targets, or the appropriate mAb lead or mAb isotype;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our early stage development efforts may provoke competition by potential partners;

•	our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects;

•	our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•	we or our collaborators will fail to receive required regulatory approvals;

•
we or our collaborators will fail to manufacture our therapeutic product candidates in the quantity or quality needed for preclinical studies or clinical trials on a large scale and in a cost-effective manner;

•	the discovery of drug targets and the discovery, development or commercialization of our therapeutic product candidates may infringe third-party intellectual property rights;

•	the development, marketing or sale of our therapeutic product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights;

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

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near term, we are highly dependent on the success of COM701 and to a lesser extent on COM902. If we are unable to advance our internal clinical stage programs through clinical development or obtain marketing approval for or successfully partner or commercialize them, either alone or with a collaborator, or if we experience significant delays in doing so, our business could be substantially harmed.

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the clinical development of COM701 and to a lesser extent in the clinical development of COM902. Our prospects are substantially dependent on our ability, or that of any future collaborator, to develop, obtain marketing approval for and successfully commercialize COM701 and to a lesser extent COM902.

We are early in our development efforts, with two programs, COM701 and COM902, in clinical development and other future product candidates in target validation. We have invested substantially all of our efforts and financial resources in the identification of targets and early stage, preclinical and clinical development of therapeutic mAbs, including the development of our lead pipeline programs, COM701 and COM902. COM701 is currently in clinical development in a Phase 1 clinical trial, finalizing dose escalation alone and in combination with Opdivo®, and will start monotherapy expansion during 2020. COM902 is expected to start Phase 1 clinical trial in early 2020.

The success of COM701 and COM902 is depend on several factors, including the following:

•	timely initiation, enrollment and completion of clinical trials;

•	a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the U.S. Food and Drug Administration, or FDA;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	supply of our drugs in sufficient quantities and quality for our clinical studies;

•	establishment of supply arrangements with third-party suppliers of raw materials and drug substance and drug product manufacturers;

•	establishment of arrangements with third-party manufacturers to obtain finished drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	successful identification of biomarkers for patient selection.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any current and future collaborator. If we are unable to develop, receive marketing approval for and successfully commercialize COM701 and/or COM902, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

If clinical trials of any product candidates that we, or any current or future collaborators, may develop fail to satisfactorily demonstrate safety and efficacy to the FDA, we, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates and may substantially harm our business and financial results.

We, and any current or future collaborators, are not permitted to commercialize, market, promote or sell any therapeutic product candidate in the United States without obtaining marketing approval from the FDA. We, and any collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our therapeutic product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable.  The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the safety results reported from our preclinical studies for COM701 and COM902 and from our ongoing Phase I study for COM701 so far, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the advancement of our clinical trials or regulatory approval to market of COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us, or any future collaborators, and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Moreover, if we, or any collaborators, are required to conduct additional clinical trials or repeat clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we, or they, are unable to successfully complete clinical trials of our product candidates or other testing, or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any collaborators, may:

•          incur additional unplanned costs;

•          not obtain approval to proceed to next development phase;

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

Our failure to successfully initiate and complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business, could further result in significant harm to our financial position and results of operations and could result in the need to limit or even discontinue our business operations.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be adversely affected.

We are conducting a Phase 1 clinical trial of COM701 in patients with advanced solid tumors and COM902 is expected to start Phase 1 clinical trial in early 2020. Our anticipated time to data in these trials is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all. There can be no assurance that we will complete enrollment or have data from the trial when we anticipate. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to study sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion, and competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902 and our future potential drug products may target. Additionally, other pharmaceutical companies may clinically investigate their own products against PVRIG, the target of COM701, and TIGIT, the target of COM902. For example, in the case of COM902, the enrollment of oncology subjects in our COM902 clinical trial may be hampered by other anti-TIGIT antibodies that are currently in clinical studies such as BMS-986207 by Bristol-Myers Squibb, Tiragolumab by Roche, MK-7684 by Merck, AB154 by Arcus, and others. As a result, we must compete with them for clinical sites, clinicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect.

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

We submitted to the FDA an Investigational New Drug application, or IND, for COM701, which was cleared by the FDA in June 2018 and an IND for COM902, which was cleared by the FDA in October 2019. However, there can be no assurance that we will submit additional INDs, nor if submitted, the actual timing for such submission, nor that such submissions will be accepted by the FDA allowing clinical trials to begin. There can be no assurance that clinical trials will begin at any predicted date or will be completed on schedule, if at all. Moreover, even if these clinical trials begin, issues may arise that could result in the suspension of or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•
lack of authorization from regulators or institutional review boards, or IRBs, or ethics committees to allow us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	inability to generate sufficient preclinical, toxicology, or other scientific data to support the initiation of clinical trials;

•	inability to generate sufficient quantities or quality of our drug substance or drug product to support the initiation or continuation of clinical trials;

•	delays in sufficiently developing, characterizing, or controlling a manufacturing process suitable for clinical trials;

•	delays in reaching a consensus with collaborators or regulatory agencies on study design;

•
delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial and related regulatory requirements;

•	failure to perform in accordance with the FDA’s Good Clinical Practice, or GCP, requirements, or similar applicable regulatory guidelines in other countries;

•
the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	delays in having patients complete their participation in a trial or return for post-treatment follow-up;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

•
clinical trials of our product candidates producing negative or inconclusive results, or early results that will not be repeated in larger or future cohorts, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

•	we may be choosing the wrong dosing regimen and/or the wrong drug combination;

•	delays or failure to secure supply agreements with suitable reagent suppliers, or any failures by suppliers to meet our quantity or quality requirements for necessary reagents; and

•
delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Our product development costs will increase if we experience delays in clinical trials (including termination thereof) or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, and once begun whether will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

We rely and expect to continue to rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract laboratories, outsourced preclinical service providers and other third parties, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely and will rely heavily on these parties for execution of clinical trials for COM701 and COM902 and any other future product candidates we may take to the clinic, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our internal clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties including CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

If clinical investigators or CROs do not successfully carry out their contractual duties or obligations diligently and in a professional manner or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain or their data analysis are compromised due to the failure to adhere to market standards, our clinical protocols, regulatory requirements or for other reasons, any clinical trials such clinical investigators or CROs are associated with may be extended, delayed or terminated. As a result, we believe that our financial results and the commercial prospects for COM701, COM902, and any other future therapeutic product candidates we may take to the clinic, would be harmed, our costs could increase and our ability to generate revenue could be significantly adversely impacted.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We plan to commence a Phase 1 study for COM902, which targets TIGIT, in early 2020. There are additional companies that have a program targeting TIGIT in clinical trials, such as Merck, Roche, BMS, Astellas, BeiGene, and Arcus. We have no control over their clinical trials or development program, and lack of efficacy, adverse events or undesirable side effects experienced by subjects in their clinical trials could affect our development and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider, or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

Furthermore, any negative results that may be reported in clinical trials of other programs targeting TIGIT may make it difficult or impossible to recruit and retain subjects in our clinical trials of COM902. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of COM902. Failures in planned subject enrollment or retention may result in increased costs or program delays and could render further development impossible.

It may be difficult to manufacture therapeutic products addressing our drug target candidates.

Our therapeutic pipeline is focused mainly on mAbs generated against our discovered targets. These types of therapeutics can be difficult to manufacture in the quantity and quality needed for preclinical, clinical and commercial use. The production of mAbs must be conducted pursuant to a well-controlled and reproducible process and the resulting product testing must conform to defined quality standards. Should it prove to be difficult to manufacture or repeat manufacturing, of any therapeutics addressing our drug candidates in sufficient quantities or commercial scale, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

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

If we or our collaborators become subject to such enforcement actions, these enforcement actions could affect the ability to successfully develop, market and sell therapeutic products based on our discoveries and could significantly harm our financial status and/or reputation and lead to reduced acceptance of such products by the market. In addition, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government-funded healthcare programs, such as Medicare and Medicaid, additional integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, if we are found to be in violation of U.S. federal, U.S. state or foreign healthcare fraud and abuse, transparency, or data privacy and security laws, among others, applicable to our current or future operations.

We are subject to certain manufacturing risks, any of which could either result in additional costs or delays in completing, or ultimately make us unable to complete, the development and commercialization of our product candidates.

The process of manufacturing biologics is susceptible to product loss due to contamination, degradation, instability, equipment failure, improper installation or operation of equipment, or vendor or operator error leading to process deviations. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the products may need to be manufactured again and/or such manufacturing facilities may need to be closed for an extended time to investigate and remediate the contamination. In addition, the product manufactured may be determined at later stage to be insufficiently stable as a therapeutic agent.

We have not contracted with alternate suppliers in the event we experience any problems with our current manufacturer. If we are unable to arrange for alternative third-party manufacturing sources, or are unable to reserve another manufacturing slot with our current manufacturer, or are unable to do so on commercially reasonable terms or in a timely manner, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates.

We may require companion diagnostics and/or biomarkers for our clinical trials, approval marketing or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients selection strategy and may harm our clinical strategy.

We may require for certain of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for the appropriate indications. We may rely on third parties for the discovery, development, and validation of these companion diagnostics and/or biomarkers, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover and develop companion diagnostics for our clinical programs, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patients selection, as well as obtaining marketing authorization for these product candidates.

Our current and future relationships, and/or the relationships with any future collaborators through which we may market, sell, and distribute our products, with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to penalties.

Our current and future business operations, including, among other things, our clinical research activities and our or our future collaborators’ business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we or our future collaborators may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state and foreign healthcare fraud and abuse, transparency, and data privacy and security laws. For example, U.S. federal civil and criminal laws and regulations prohibit, among other things: knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs; knowingly presenting or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program; and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including a private payor), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Many U.S. states and foreign countries have analogous prohibitions that may be broader and scope and apply regardless of payor. In addition, we may be subject to U.S. federal, U.S. state and foreign laws that require us to report information related to certain payments and other transfers of value to certain health care professionals, as well as ownership and investment interests in our company held by those health care professionals and their immediate family members, and data security and privacy laws that restrict our practices with respect to the use and storage of certain data.

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

Our primary strategy for the further development and commercialization of products based on our drug target and therapeutic product candidates depends on third parties to carry out and/or finance, research, development and commercialization of such products, principally pharmaceutical and biotechnology companies and other healthcare related organizations either on their own or in collaboration with us. To date, we have entered into three partnership agreements with respect to our drug target candidates. We cannot be sure that any of the agreements will result in the successful development or commercialization of any product. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

We anticipate that we will rely completely on third parties to manufacture or supply certain preclinical and all clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and will continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts of drug substance and the drug product required for any clinical trials that we initiate. Such third parties may not be able to deliver in a timely manner, or at all, or may not have the required experience with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity or in commercial scale. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701, for which we have an ongoing Phase 1 clinical trial, and COM902, that is expected to enter into a Phase 1 clinical trial in early 2020.  These agreements are sole source agreements. In addition, in October 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol-Myers Squibb Company, or Bristol-Myers Squibb, to evaluate the safety and tolerability of COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. Such agreement was amended in February 2020 to include a clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo®, and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207. Pursuant to this agreement, as amended, Bristol-Myers Squibb will provide Opdivo® and BMS-986207 at no cost to Compugen. Accordingly, if any of these third parties breach, terminate or otherwise are unable to fulfill their obligations under the agreements for drug supply, we would need to identify an appropriately qualified alternative source, which could be time consuming, and we may not be able to do so without incurring material delays and costs in the development of our future products, including COM701 and COM902.

The manufacturing process for any products based on our technologies that we or our partners may develop is subject to the FDA regulation and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet cGMP requirements and foreign regulatory authority requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any therapeutic drug candidate, we also expect to rely on third parties, to produce materials required for commercial supply. We may experience difficulty in obtaining adequate manufacturing capacity for our needs, adequate and sufficient material as well as difficulties and challenges in technology transfer from one CMO to the other, as needed. If we are unable to obtain or maintain adequate manufacturing sources for these product candidates, or to do so on commercially reasonable terms and adequate timelines, we may not be able to successfully develop and commercialize our products.

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

•
we or our collaborators may be unable to comply or fully comply with the obligations under collaboration agreements to which we are (or will become) a party, and as a result, we may not generate royalties or milestone payments from such agreements, and our ability to enter into additional agreements may be harmed;

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

•
if our collaborators breach or terminate an agreement with us, the development and commercialization of our therapeutic product candidates could be adversely affected because at such time we may not have sufficient financial or other resources or capabilities or access to the other partner’s drug(s) to successfully develop and commercialize these therapeutics on our own or find other partners or enforce our rights under breached or terminated agreement;

•	our collaborators may fail to design and implement appropriate preclinical and/or clinical trials;

•	our collaborators may require us changing or adopting the trial design to fit their business priorities, standards and other objectives;

•
our collaborators may fail to manufacture our therapeutic product candidates needed for either clinical trials or for commercial purposes on a sufficiently large scale, in the required quality and/or in a cost-effective manner;

•	our collaborators may fail to develop and market products based on our discoveries due to various development hurdles or regulatory restrictions;

•
our collaborators may fail to develop and market products based on our discoveries prior to the successful marketing of competing products by others or prior to expiry of the patents protecting such products;

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	our collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar therapeutics;

•	ownership of the intellectual property generated under or incorporated in our collaborations may be disputed;

•	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of resources that we may not be able or willing to make;

•	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

•	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration;

•	our collaborators may fail to develop or commercialize successfully any products based on our novel drug targets or therapeutic product candidates to which they have obtained rights from us;

•	we or our collaborators may not choose the right drug combinations for our therapeutic product;

•	our early stage collaborations may face internal competition by our partners’ internal pipelines;

•	prospective collaborators may hesitate to pursue collaborations on novel target candidates that lack robust validation to serve as a basis for the development of therapeutics; and

•
our collaboration partners may be acquired by, acquire, or merge with, another company, and the resulting entity may have different priorities or competitive products to the collaboration product being developed previously by our partner.

If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.

Our existing agreements for our drug candidates are subject to many risks. If such an agreement is not fully complied with or terminated by our partner, our business and financial condition may be materially harmed.

In August 2013, we entered into a Research and Development Collaboration and License Agreement with Bayer Pharma AG, or Bayer, for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against a novel, Compugen-discovered immune checkpoint regulators CGEN-15001T/ILDR2, for which the therapeutic antibody BAY1905254 is currently being evaluated in a Phase 1 clinical trial. The collaboration with Bayer, or the Bayer Collaboration, continues until Bayer is no longer required to make payments under the agreement or until otherwise terminated by either party in accordance with the terms of the agreement. Bayer may also terminate the agreement, at any time with or without cause on a product-by-product and/or country-by country basis, upon prior written notice. Upon any termination of the agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and or various payment and royalty obligations in the event of such continuation of the development and commercialization.

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca, or AstraZeneca, to enable the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. Under the terms of the license agreement, we provided an exclusive license for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. Subject to termination rights for material breach, bankruptcy or by Compugen for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last Royalty Term in the Territory, each as defined in the license agreement.  In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

In October 2018, we entered into MCTC with Bristol-Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. Pursuant to the terms of the MCTC with Bristol-Myers Squibb, as amended, subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the MCTC will continue in effect until completion by all centers or institutions participating in combined therapy studies, the delivery of study data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third-party merges with or acquires us, we are free to assign or transfer the Agreement without the consent of Bristol-Myers Squibb. Such third-party must expressly assume in writing all of our rights and obligations under the MCTC.

Each of these agreements were entered into for Compugen-discovered drug candidates and is subject to all of the risks as set forth above with respect to our dependence in general on collaboration agreements with third parties.

If significant adverse unforeseen events occur in either the Bayer Collaboration, the agreement with AstraZeneca or the MCTC with Bristol-Myers Squibb or either agreement is terminated, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

Our reliance on third parties for the performance of key research, validation and development activities heightens the risks faced by our business.

We invest significant efforts and resources into outsourcing certain key functions with third parties, including certain research, validation and development activities, manufacturing operations, and others. Following completion of our 2019 Restructuring and the consolidation of our R&D activities in one location in Israel, we intend to outsource additional therapeutic antibody discovery and preclinical activities to third-party service providers. We do not control the third parties to whom we outsource these functions, nor, following the 2019 Restructuring, may we have the further limited internal expertise to appropriately manage their activities, but we depend on them to undertake activities and provide results or materials, including the production of certain biological reagents, which may be significant to us. If these third parties fail to properly or timely perform these activities, or provide us with incorrect or incomplete results, or fail to produce and/or provide certain materials, tests or analysis, this could lead to significant delays in the program or even program failure, along with significant additional costs. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, rely upon the data provided by the third-party. If we fail to identify and obtain accurate and quality services technologies and/or data from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities or activities, may be significantly harmed, delayed or terminated.

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to either not perform the right clinical trial, or not perform the clinical trial for the right indication, or in a more costly manner or otherwise adverse manner that was not anticipated.

We may need to obtain certain drugs from third parties to further develop our drug candidates to work in combinations with other drugs for selected indications in order to commercialize our drug candidates. If we fail to obtain these drugs or license therefor, our drug candidates may not be sufficiently efficient, and we may not be able to pursue them through commercialization.

We rely on access to public and commercial databases to feed our discovery capabilities, including our individual discovery platforms. If we are denied access to these databases, if the quality of available information is poor, or if the quantity of the available information is insufficient, our operations and business may be harmed.

In the development, validation and continued expansion and enhancement of our predictive computational discovery platforms and other tools, as well as in connection with the resulting drug target and therapeutic product candidates, we rely on our ability to access and use public and commercially available databases. The quality of our platforms, tools and discoveries is in part dependent on the quality and quantity of the data in these databases. If we are denied access to these databases, if we are granted access to such databases on terms which are not commercially reasonable, if the quality of data available from those databases is poor, or if the quantity of the available information is insufficient, each of which has occurred in the past, our business and our results of operations may be materially harmed.

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

Our operations could be affected by the outbreak of the Coronavirus.

The recent outbreak of the Coronavirus has led the Chinese authorities, as well as other authorities around the globe, to take various precautionary measures in order to limit the spread of the Coronavirus, which could have an adverse effect on the global markets and its economy (which can lead to a major slowdown), including on the availability and pricing of materials, manufacturing and delivery efforts and other aspects of the global economy. Therefore, the Coronavirus could disrupt production and cause delays in the supply and delivery of products used in our operations, may further divert the attention and efforts of the medical community to coping with the Coronavirus and disrupt the marketplace in which we operate and may have a material adverse effects on our operations.

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

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources to receive marketing approval before our products. Additionally, these third parties compete with us in recruiting and retaining qualified scientific, drug development and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry, such as the acquisitions of Celgene by Bristol-Myers Squibb in 2019, or Loxo Oncology by Eli Lilly, or the merger between Pfizer and Array Biopharma, could result in even more resources being concentrated among a small number of our competitors.

Competition may further increase as a result of advances in the commercial applicability of technologies similar to our predictive computational discovery platforms and greater availability of capital for investment in these industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of data-driven drug discovery/healthcare. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by way of establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships in furtherance thereof. Our competitors may succeed in discovering targets and therefore also develop products that are competitive to ours.

In addition, there is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industry, which may result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in our industry. This trend may also result in fewer potential collaborators or licensees for our therapeutic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. In addition, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in our discovery capabilities or individual discoveries or product candidates as a result of a modified strategy, new priorities, competition and revised capabilities or portfolio of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates or to keep current collaborations in place or on-track and as a result may harm our business.

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

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early stage in the validation or drug discovery process is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support its clinical and business potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with two product candidates in human clinical trials since 2018 and a third one entering the clinic in early 2020, major pharmaceutical companies may be hesitant to enter into early stage collaborations based on newly discovered targets, more so if discovered by computer, as opposed to drug targets with human clinical trial data, or product candidates with significant published experimental validation. Therefore, we cannot assure that our business model to enter into commercialization arrangements for our early stage novel targets and product candidates will be successful.

Our business model is challenging to implement and to date has not yielded significant revenues.

Our discovery capabilities are designed to allow for research and discovery collaborations aimed at harnessing our infrastructure capabilities towards a potential partner’s pipeline needs. In these arrangements, we would utilize our discovery approaches to identify novel products addressing a specific unmet need of interest to our partner. Our objective is that under these collaborations, we will have the right to receive various forms of revenue from such products. To date, we have entered into the three partnership agreements with respect to our pipeline programs. There can be no assurance that any current or future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to our Company, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries, our business will be materially harmed.

In addition, the majority of our internal programs are in the target discovery, research and validation stage. Two clinical candidates against Compugen-discovered novel targets entered Phase 1 clinical trials in 2018, one executed by us (COM701) and the second by Bayer under the Bayer Collaboration. An additional clinical candidate (COM902) against Compugen-discovered novel target is expected to enter into a Phase 1 clinical trial in early 2020. There can be no assurance that we will be able to establish additional collaborations for COM701 or COM902. Failure to enter into collaborations, may materially harm our business. The research and validation data generated to date for our early stage pipeline may not be sufficient to attract interest from prospective collaborators. Furthermore, the drug target candidates or prospective therapeutic product candidates may not fit their corporate or clinical strategy. These companies may require more data, including their independent testing of our therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and, there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages of research and development. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaboration or commercialization of our therapeutic product candidates, and as a result may harm our business.

Additionally, we may not be able to obtain efficacy or approval for and commercialize our products as monotherapy treatments. We may be required to combine our product candidates with other products to provide sufficient data for approval by FDA and other regulatory authorities, at all or in specific indications (which may require our dependency on third-party drugs). As part of our business strategy, we are looking to establish clinical collaborations with pharmaceutical and biotechnology companies to specifically test the hypothesis that there may be greater effects when combining our products with other products. In October 2018, we entered into MCTC with Bristol-Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®.  In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. See “Business Strategy and Partnerships - Bristol-Myers Squibb Collaboration” below. There can be no assurance that we will be able to establish additional clinical collaborations or to maintain existing collaborations. Failure to enter into combination clinical collaborations, may materially harm our business. These potential combination products may include both marketed as well as investigational products, and as such, adverse events resulting from combining the products or investigational agents are unknown and could be severe, including resulting in death of the patient due to these unknown toxicities. There is an industry trend towards drug combinations in the field of cancer immunotherapy which may result in a situation under which our therapeutic product candidates will serve in a combination product and may therefore be entitled to only a fraction of the anticipated product revenues. These trends may adversely affect any revenues we may be entitled to receive and as a result may harm our business.

The agreement cycle for potential collaborations is complex and long to implement and, if we are not able to establish collaborations on commercially reasonable terms, we may expend substantial funds and management resources with no assurance of success.

In general, each potential license agreement or other form of collaboration we may enter into will require negotiating with our potential partner a large number of scientific, legal and business terms and conditions that can vary significantly in each instance due to the specific drug target or therapeutic product candidate or candidates involved, the potential market opportunity, the potential partner’s licensing, development and business operations and strategy, and competition in the partnering and business development space. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. Furthermore, the diversity and wide applicability of our predictive computational discovery platforms and our therapeutic product candidates, adds additional levels of complexity to our business development efforts.

Whether we reach a definitive agreement for new collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our business and drug targets and therapeutic product candidates. We may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy or may find any other development hurdles and challenges as a limiting factor. If we are unable to do so, we will need to expend substantial funds and substantial key personnel time and effort into these business development activities with no assurance of successfully entering into agreements with potential collaborators and this could harm our business.

We rely on our predictive computational discovery platforms to identify drug targets.  Our competitive position could be materially harmed if our competitors develop platforms similar to our computational discovery platforms and identify and develop rival drug targets and product candidates.

We rely on unpatented know-how and other proprietary computational processes and tools, to maintain our competitive computational discovery position.  We consider know-how to be our primary intellectual property with respect to our predictive computational discovery platforms.  Know-how can be difficult to protect and enforce.  In particular, we anticipate that with respect to our platform, this know-how may over time be disseminated within the industry through independent development and the movement of skilled personnel.

We cannot rule out that our competitors may have or obtain the knowledge necessary to identify and develop therapeutic products based on novel drug targets that could compete with the drug targets we identify.  Our competitors may have significantly greater experience and algorithmic tool development to identify targets and greater experience in using translational science to develop product candidates and may also have significantly greater financial, product development, scientific, technical and human resources than we do to discover novel drug targets and develop product candidates.

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

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Recent clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign early stage collaborations, and as a result we may be required to advance our programs into clinical development before we may attract potential collaborators or other investors. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and antibodies in the field of oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply AI or ML technologies to the field of target discovery.  Many of our competitors have one or more of the following:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing diagnostics therapeutics;

•	more extensive experience in oncology and immuno-oncology and in the fields of mAb therapeutics;

•	more extensive experience in oncology and immuno-oncology and in the field of target discovery;

•	more extensive experience in the research and development of biological or genetic markers to determine response of or responders to therapeutic agents;

•	greater accessibility to data and priority data from patients;

•	access to internally developed, proprietary technologies for the discovery, research, development, or manufacturing of therapeutic agents;

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, or the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, and collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. However, the ACA has faced legislative, judicial, executive and political challenges from Congress, the Trump administration, state governments, consumer groups and business organizations. For example, since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, ACA-related provisions have been enacted as part of tax reform or federal budget legislation that, among other things, affect the implementation of certain taxes under the ACA and increase discounts owed by certain drug manufacturers under Medicare Part D. The Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the district court ruling that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid, as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

Further, other legislative changes have been proposed and adopted since the ACA was enacted that have, among other things, reduced reimbursement to several healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products that has led to several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

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

The commercial success of our products depends on the availability and sufficiency of third-party payor coverage and reimbursement.

Market acceptance of drug products is dependent on the extent to which coverage and reimbursement is available from third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Coverage decisions may not favor new products when more established or lower cost therapeutic alternatives are already available. Even if we obtain coverage for a given product, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless reimbursement is adequate to cover all or a significant portion of the cost of our products.

Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third-party payors in the United States. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products.

Risks Related to our Operations and Other Risks Related to our Business

We may experience difficulties in managing our current activities and future growth given our level of managerial, operational, financial and other resources.

On February 26, 2019, we announced the 2019 Restructuring which included a reduction of our workforce by 35%, consolidating R&D activities in one location in Israel and outsourcing certain preclinical activities to third-party service providers. Following the 2019 Restructuring, we need to manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with our reduced workforce. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth. See “Risks Related to our Business, Financial Results and Financing Needs - Our corporate restructuring may not be successful.”

Our need to effectively execute our business strategy requires that we:

•	manage our COM701 and COM902 clinical trials and related activities effectively, which is being conducted at multiple trial sites, as well as additional clinical trials we may initiate in the future;

•	manage our internal research and development efforts effectively; and

•	maintain and motivate our remaining employees and identify, recruit, and integrate additional employees.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business will be materially adversely affected.

We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel, in which case our business may be harmed.

Our business is highly dependent upon the continued services of our senior management and key scientific and clinical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements, they can terminate their employment agreements with us at any time without cause. We cannot be sure that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations. It is difficult to find suitable and highly qualified personnel in certain aspects of our industry, mainly in the field of immuno-oncology and specifically in Israel.

It can also be difficult for us to find employees with appropriate experience for our business. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result, we may face higher than average employee turnover or challenges in hiring due to such competition. During 2018, we added clinical expertise and in 2019 we expanded our computational expertise, which we expect to continue to expand in 2020 and which will require significant efforts to attract the required personnel with the required expertise and experience.

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

We use human tissue samples and other human biological samples and conduct experiments involving animals for the purpose of development and validation of our technologies, discoveries and drug and therapeutic product candidates. Our access to and use of human tissue samples and other human biological samples and the conduct of experiments involving animals are subject to government regulation in the United States, Israel and elsewhere and may become subject to additional regulation. For example, the Israeli Ministry of Health requires, among other things compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 5741-1980, the Genetic Information Law, 5761-2000, the provisions of the Israel Ministry of Health Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our use of clinical data related to any tissue or other human biological samples must comply with applicable local, national and international privacy law. Our use of animal models for preclinical research must comply with applicable laws.Our failure, or the failure of our subcontractors or collaborators, to comply with these or similar regulations could negatively impact our business and results of operations.

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

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners’ critical information technology systems or infrastructure.

In the ordinary course of business, we and our business partners store sensitive data, including intellectual property and proprietary information related to our business and our business partners, on our information technology systems. Despite the implementation of security measures, these systems are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, terrorism, war and telecommunication, electrical and other system failures due to employee error, malfeasance or other disruptions. We could experience a business interruption, intentional theft of confidential information or reputational damage, including damage to partner relationships, from system failures, espionage attacks, malware, ransomware or other cyber-attacks. Such cyber-security breaches may compromise our system infrastructure or lead to data leakage, either internally or at our contractors or consultants. In particular, system failures or cyber-security breaches could result in the loss of nonclinical or clinical trial data from completed, ongoing or planned trials, which could cause delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

The risk of a security breach or disruption, particularly through cyber-attacks, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We have experienced cyber-security attacks in the past, including attacks targeting our e-mail systems, which to date have not had a material impact on our operations or development programs; however; there is no assurance that such impacts will not be material in the future.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, we could be subject to legal claims or proceedings, liability under laws and regulations governing the protection of health and other personally identifiable information and related regulatory penalties.  In any such event, our business, results of operations, financial position and cash flows could be materially adversely affected.

Risks Related to Intellectual Property.

We may not be able to obtain or maintain patent protection for our inventions and if we fail to do so, our business will likely be materially harmed.

We have applied for patents covering proteins, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. We design our patent strategy to fit the business competitive landscape and continual legislative changes.  In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We have issued patents and pending patent applications that are related to our technologies and product candidates in the U.S., Europe, and other territories. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek or that they will not be challenged. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early stage pipeline and various business considerations, we may be required to seek patent protection at a very early stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished may cause us to spend significant resources in areas that due to these previously filed patents or applications we are not able to obtain patent protection or that the scope of our protection is much narrower than contemplated.

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

Aside from our patented information, we also rely on a combination of patents, trade secrets, know-how, technology and trademarks to maintain our competitive position. The protective measures that we employ may not provide adequate protection for our trade secrets and know-how. Our business collaborators, licensees, employees, advisers and consultants may disclose our proprietary know-how or trade secrets in violation of their obligations to us. We may not be able to meaningfully protect our rights in our proprietary know-how or trade secrets against such unauthorized disclosure and any consequent unauthorized publication. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are unable to adequately protect our proprietary know-how and trade secrets, competitors may be able to develop technologies and resulting discoveries and inventions that are the same or similar to our own discoveries and inventions. That could erode our competitive advantage and materially harm our business.

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

We do not always have available to us, in a timely manner, information of the existence of third-party intellectual property rights related to our own discoveries. The content of U.S. and other patent applications remains unavailable to the public for a period of approximately 18 months from the filing date. In some instances, the content of U.S. patent applications remains unavailable to the public until the patents are issued. Moreover, when patents ultimately are issued, the claims may be substantially different from those that were originally published and may vary from country to country. Furthermore, there may be issued patents or pending patent applications that we are aware of, but that we think are irrelevant to our therapeutic product candidates, but which may ultimately be found to be infringed by the manufacture, sale, or use of such product candidates. As a result, we can never be certain that programs that we commence will be free of third-party intellectual property rights. If we become aware of the existence of third-party intellectual property rights only after we have commenced a particular program, we may have to forgo such project after having invested substantial resources in it or, to the extent such third-party right has not expired, obtain a license which may involve substantial financial resources.

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

We, or potential collaborators and licensees, may infringe third-party rights and may become involved in litigation, which may materially harm our business.

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

In the event of a successful claim of infringement against us or a potential collaborator and licensee, we may be required to pay damages, including treble damages and attorney’s fees if we are found to be willfully infringing a third-party’s patent, or obtain one or more licenses from the prevailing third-party (if not obtained prior to such litigation), which may not be available to us on commercially reasonable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. If we are not able to obtain such a license or not able to obtain such a license at a reasonable cost, we could be prevented from commercializing a product until the relevant patents expired, or we could be forced to redesign our products, or to cease some aspect of our business operations, and we could encounter delays in product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any lawsuit or failure to obtain any such license could prevent us or our partners from commercializing available products and could cause us to incur substantial expenditures and would divert management’s attention from our core business.

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

We may not be able to prevent, alone or with our licensees or any future licensors, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

Changes in either the patent laws or interpretation of the patent laws in the U.S. or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the United States passed comprehensive patent reform laws in the “America Invents Act”, or the Act. These changes may affect our ability to obtain and enforce patents in a number of ways. First, the Act provides a new procedure of the Inter Partes Review, which replaces a previous inter partes reexamination procedure, for challenging the validity of a U.S. patent. The Inter Partes Review can be used to challenge the patentability of one or more claims in a US patent on a ground that could be raised under 35 U.S.C. §§ 102 or 103, and on the basis of prior art consisting of patents or printed publications. Second, the Act provides for a period of ex parte post-grant review with expanded grounds for challenging validity, including §§101, 102, 103 and 112, of a patent for nine months after grant of a patent. If the validity of one of our U.S. patents is successfully challenged, some or all of the claims may be invalidated, such that we could not enforce the patent and hence may not be able to protect one or more of our therapeutic product candidates. Other countries may also pass legislative changes to their patent laws which could materially affect – and even invalidate – one or more of our already filed patent applications, or even granted patents.

In addition, there is a trend in the USPTO to narrower antibody claim scope, mainly through stringent “written description requirements”, which increasingly limit an applicant’s ability to claim antibodies by describing them functionally and thus limiting the patent claims to specific antibody sequences. The written description requirement in antibodies may result in difficulties to obtain early broad patent protection on antibody inventions and in significant patent vulnerabilities. An example of this trend is a recent U.S. Supreme Court decision in the Amgen v. Sanofi case. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, rather than by describing the structure of the claimed antibodies themselves. The Federal Circuit abolished the newly characterized antigen test on the grounds that it failed to satisfy the written description requirement found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit not only eliminated a favored claiming strategy, it also called into question the validity of numerous existing patents. On Jan. 7, 2019, the U.S. Supreme Court declined to hear an appeal of the Federal Circuit’s ruling, effectively changing the landscape for antibody patents for the foreseeable future. In the current IP environment in the U.S., and particularly after Amgen v. Sanofi, we may not be able to obtain broad, early patent protection on our antibody inventions. Other countries may also pass legislative changes to their patent laws which could materially affect – and even invalidate – one or more of our already filed patent applications, or even granted patents.

Increased progress in our scientific and technological environment may reduce our chances of obtaining a patent.

In order to obtain a patent to protect one of our therapeutic product candidates, we must show that the underlying invention (that is, the product candidate itself or its use) is inventive. As an increasing amount of scientific knowledge is becoming available regarding genes, proteins, biological mechanisms, and the relevance of the genes and proteins to various clinical indications, the bar is increasingly raised to show sufficient inventiveness, as inventiveness is judged against all publicly available information available prior to filing of the patent application (the exact date may vary by country or due to other circumstances). As an increasing amount of scientific knowledge is becoming available for various proteins and their potential use as drug targets, with time we may be limited or may not be able to obtain patents for our product candidates due to the increased information published in this area. Collective patent applications, in which a large number of candidates are included in one patent application, are also challenged due to the raised bar for information that must be included in a patent application, as well as due to the availability of other publications. Our own published patent applications and other publications also serve as prior art against our new inventions and patent applications and may prevent us from obtaining new patents.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee due to and during his or her employment with a company are regarded as “service inventions”, which belong to the employer, unless there exists a specific agreement between the employee and employer stating otherwise, except if the employer waived the service invention within six months of receipt of a notice by employee regarding the creation of the service invention (in accordance with provisions of the Patent Law). The Patent Law also provides that if there is no agreement with respect to whether the employee is entitled to remuneration for his or her service invention, to what extent and under what conditions, such entitlement and terms shall be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law. Decisions by the Committee and Israeli courts have created some uncertainty in this area. Although our employees have agreed to assign to us service invention rights and have waived any rights for additional compensation for such service inventions, we may still face claims demanding remuneration in consideration for assigned service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant.  In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations and may not adequately protect our business.  The following examples are illustrative:

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

Our headquarters and research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•          hostilities involving Israel;

•          the interruption or curtailment of trade between Israel and its present trading partners;

•          a downturn in the economic or financial condition of Israel; and

•          a full or partial mobilization of the reserve forces of the Israeli army.

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has no peace arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. Israel is further engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel, last in November 2019.

Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria, and with regard to Iran’s nuclear program. The recent assassination of Iran’s senior general Qassim Soleimani by the US military, followed by Iranian retaliatory attack against US military basis in Iraq, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which operates adjacent to Israel's northern border.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Furthermore, our Company’s insurance does not cover any loss arising of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the U.S. dollar and the NIS, which may have a material adverse effect on our financial condition. In 2019, the U.S. dollar depreciated against the NIS by 7.8%, in 2018, the U.S. dollar appreciated against the NIS by 8.1% and in 2017 the U.S. dollar depreciated against the NIS by 9.8%, and, as a result of these fluctuations, our NIS denominated expenses were affected.

We may not be entitled to certain Israeli tax benefits.

In the future, we may be entitled to benefit from certain Israeli government programs and enjoy certain tax benefits, particularly tax exemptions, resulting from the ‘Approved Enterprise’ status, or Approved Enterprise, granted to some of our operations by the Investment Center in the Israeli Ministry of the Economy, and the ‘Benefiting Enterprise’ status, or Benefiting Enterprise, granted to us under the Israel Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of these tax benefits, however, are subject to us meeting certain conditions under the Investment Law, including making specified investments in fixed assets and equipment. The tax benefits that we anticipate receiving under these “Approved Enterprise” and “Benefiting Enterprise” programs may not be continued in the future at their current levels or at all. To date, we have not actually received any such tax benefits because we have not yet generated any taxable income.

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

Furthermore, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. See “Item 10. Additional Information - B. Memorandum and Articles of Association - Change of Control.”  Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10. Additional Information – E. Taxation – Israeli Taxation.”

In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder, together, the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses - The Israel Innovation Authority.” In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of a portion of our research and development expenditures. Even following full repayment of any IIA grants, and unless agreed otherwise by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the R&D Law with respect to technologies which were financed by such grants, or the Financed Know-How, including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses - The Israel Innovation Authority.”

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to U.S. public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process;

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

In addition, we may follow home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees. For the list of specific exemptions that we chose to adopt, please see “Item 16G - Corporate Governance.”

Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to investors than is afforded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

We may lose our status as a foreign private issuer, which would increase our compliance costs and could negatively impact our operations results.

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we will not be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve increased costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above.

Our shareholders rights and responsibilities are governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association, as amended from time to time, or the Articles, and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of interested party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our Ordinary Shares

We believe that we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our 2019 taxable year and it is possible that we will be a PFIC in future taxable years.  If we are a PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. Additionally, a look-through rule generally applies with respect to 25% or more owned subsidiaries.

We believe that we were a PFIC for the taxable year ended December 31, 2019 and it is possible that we will be a PFIC for one or more subsequent taxable years.  Whether we will be a PFIC in 2020 or any future taxable years is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive, and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time.  Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for future taxable years. If we are determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see “Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

The net operating loss, or NOL, carryforwards or other tax attributes of our U.S. subsidiary, Compugen USA, Inc., could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law.  Compugen USA, Inc.’s NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 years under applicable U.S. tax law.  Under the Tax Act, Compugen USA, Inc.’s federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited. It is uncertain if and to what extent various states will conform to the Tax Act.

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

If our existing shareholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2019, we have a total of 67,922,836 ordinary shares outstanding.

Based on the number of shares subject to outstanding awards under our 2000 Option Plan and 2010 Plan, or available for issuance under our 2010 Plan as of December 31, 2019, 9,397,149 ordinary shares that are either subject to outstanding options or reserved for future issuance under our employee share incentive plans will be eligible for sale in the public market, subject to, in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. In addition, as of December 31, 2019, we had 4,253,165 warrants outstanding exercisable into 4,253,165 ordinary shares. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities or ordinary shares with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities or of options, warrants or other rights to purchase ordinary shares may, result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preference and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline.

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

During the calendar years 2018 and 2019, our closing share price on Nasdaq has ranged from a low of $2.17 to a high of $6.16 and trading volume is volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global macroeconomic developments;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	our ability (or lack thereof) to disclose key discoveries or developments due to competitive concerns or need to secure our intellectual property position;

•	achievement or denial of regulatory approvals by us or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	trends in share price of companies in our field or industry;

•	announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	developments concerning material proprietary rights, including material patents;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	changes in the structure of healthcare payment systems;

•	delay or failure by us or our partners in initiating, completing or analyzing preclinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts;

•	changes in senior management or the board of directors;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations;

•	our ability (or lack thereof) to show and accurately predict revenues; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose to involve themselves in the governance, strategic direction and operations of a company. We encountered such activism prior to our 2017 annual general shareholders’ meeting, when we received a formal request from an individual private shareholder, holding approximately 1.3% of the Company's voting rights at that time, to add to the agenda of the meeting the proposed appointment of two new director candidates, both of whom were not recommended by management. This proposal was rejected by the shareholders at the meeting.  Shareholder activism, including potential proxy contests, divert our management's and board of directors’ attention and resources from our business, could give rise to perceived uncertainties as to our future direction and could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel for positions in both management and on the board level. If nominees advanced by activist shareholders are elected or appointed to our board of directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets. Also, we may be required to incur significant expenses including legal fees related to activist shareholder matters. Further, our share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

ITEM 4.          INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is Compugen Ltd. We were incorporated on February 10, 1993 as an Israeli corporation and operate under the Israeli Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder, or the Companies Law. Our principal offices are located at 26 Harokmim Street, Holon 5885849, Israel, and our telephone number is +972-3-765-8585. Our web address is www.cgen.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 395 Oyster Point Blvd., Suite 307 South San Francisco, CA 94080, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2019, 2018 and 2017, our capital expenditures were $0.2 million, $0.2 million and $0.4 million, respectively. As of December 31, 2019, we have no current significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally, COM701, BAY 1905254 and COM902. The Company’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study and is under clinical collaboration with BMS. BAY 1905254 is a first-in-class therapeutic antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement and is also in Phase 1 studies in patients with advanced solid tumors. COM902 is a therapeutic antibody targeting TIGIT, developed internally. A Phase 1 study to evaluate COM902 in patients with advanced malignancies is expected to begin in early 2020. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

In 2018, we entered into two agreements with leading pharmaceutical companies - a clinical collaboration agreement with Bristol-Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for the development of bi-specific and multi-specific antibody products derived from one of our immuno-oncology programs. The first pipeline agreement we entered into was with Bayer in 2013 for the research, development, and commercialization of immuno-oncology therapeutics against novel targets identified by us. Under this agreement we collaborate with Bayer on BAY 1905254 targeting ILDR2. We are also engaged in collaboration with Johns Hopkins School of Medicine, a leading academic research center in the United States to advance research and development efforts relating to our pipeline programs.

The Company is headquartered in Holon, Israel. Our clinical development activities operate from our U.S. site in South San Francisco, California.

Our Strategy

Compugen aims to transform patient lives by developing first-in-class therapeutics based on our computational target discovery platform. Our pipeline strategy for the development of first-in-class cancer immunotherapies is differentiated in the competitive landscape of immuno-oncology. It is based on novel targets discovered by our proprietary predictive computational discovery platforms and on robust scientific rationale guiding our drug development process. Our strategy consists of the following:

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

In our therapeutic pipeline, our most advanced programs are:

•
COM701 is our lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us. PVRIG and TIGIT constitute parallel immune checkpoint pathways that counteract DNAM, a costimulatory molecule. In certain tumors, the blockade of both TIGIT and PVRIG may be required to sufficiently stimulate an antitumor immune response, with or without additional PD-1 pathway blockade. Phase 1 studies for COM701 were initiated in September 2018 to evaluate it as a monotherapy and in combination with a PD-1 inhibitor in patients with advanced solid tumors. In October 2018, we entered into MCTC with Bristol-Myers Squibb, according to which, among other things, Bristol-Myers Squibb will supply us with Opdivo®, its PD-1 immune checkpoint inhibitor, for the combination arm of the study.

In February 2020, the MCTC was amended to include a clinical trial, sponsored by us, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. According to the MCTC, as amended, Bristol-Myers Squibb will supply us, at no cost, with Opdivo®, and with its antibody targeting TIGIT known as BMS-986207, for such clinical trial.

•
BAY 1905254 is a first-in-class antibody targeting ILDR2, a new immune checkpoint identified by us, that is being developed by Bayer pursuant to a research and discovery collaboration and license agreement signed in 2013. Bayer initiated its Phase 1 study in patients with solid tumors in September 2018, which triggered a milestone payment of $7.8 million.

BAY 1905254 has exhibited anti-tumor activity as a monotherapy in various mouse models and was also shown to have additive anti-tumor effects in combination with other cancer therapy approaches in those models, indicating the possibility for multiple combination uses in cancer immunotherapy.

•
COM902 is a fully human antibody targeting TIGIT and being developed by us for combination treatment with COM701. The development of an internal anti-TIGIT program was pursued in order to enable the clinical evaluation of COM701 and COM902 drug combinations. Our preclinical data suggests that in certain tumor indications the blockage of both TIGIT and PVRIG, the two coinhibitory arms of the DNAM axis, may be required to sufficiently stimulate an anti-tumor immune response with or without the blockade of the PD-1 pathway. An IND application was cleared by the FDA in October 2019 and Phase 1 clinical trial to evaluate COM902 in patients with advanced malignancies is expected to begin in early 2020.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represents a significant commercial market. Sales of therapies targeting immune checkpoints registered approximately $24 billion worldwide in 2019. Industry analysts estimate that the cancer immunotherapy market has a significant growth potential and annual sales’ projections of some of these analysts range between $35 billion and $50 billion by 2025.

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

Compugen’s initial discovery efforts in this field were directed at identifying novel immune checkpoints that inhibit T cells in cancer patients and develop therapeutic mAbs that remove this inhibition and cause T cell activation. Over the past three years our discovery efforts were focused on discovery of targets expressed on myeloid cells, addressing a range of mechanisms of action of myeloid biology. Targeting myeloid biology is a growing field in immuno-oncology which may offer a complimentary strategy to checkpoint inhibition, and consequently may provide treatment solutions for non-responsive or relapsing patients. In the last two years, we have further expanded our discovery capabilities to investigate mechanisms of immune resistance to currently available immunotherapies.

While immunotherapy revolutionized the landscape for oncology treatments by providing a new treatment option leading to lasting benefits for patients; the response rates to immunotherapy vary greatly across different cancer indications, averaging only 20 to 30% across all cancer patients thereby leaving a significant unmet medical need for many patients that may be addressed by the discovery of new biological pathways that could serve for the development of new cancer immunotherapies.

Therapeutic Pipeline

•	COM701 - a therapeutic antibody targeting PVRIG

Pathway expression and Preclinical data

COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. In addition, COM701 combined with antagonist anti-PD-1 antibodies has demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, indicating an intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

PVRIG and TIGIT constitute parallel immune checkpoint pathways that counteract DNAM, a costimulatory molecule on T cells and NK cells. Preclinical data for COM701 suggest that PVRIG may be a dominant checkpoint pathway in diverse patient populations with tumors that express elevated PVRL2, the ligand of PVRIG, as compared to expression of PVR, the ligand of TIGIT. This includes patients with breast, endometrial, and ovarian cancers. In addition, expression studies show that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as those noted above, as well as lung, kidney, and head & neck cancers. In these tumors the blockade of both TIGIT and PVRIG may be required to sufficiently stimulate an anti-tumor immune response, with or without additional PD-1 pathway blockade. COM701 is in a Phase 1 clinical trial in patients with advanced solid tumors, to evaluate monotherapy and combination therapy with a PD-1 inhibitor.

Clinical Development

In September 2018, we dosed our first patient in the Phase 1 clinical study of COM701. The Phase 1 study is conducted in the United States and has 10 participating clinical trial sites and following the MCTC amendment, as specified below, is expected to enroll approximately 60 patients.

In October 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol-Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. See “Business Strategy and Partnerships - Bristol-Myers Squibb Collaboration” below. Bristol-Meyers Squibb will supply Opdivo® for the dual combination portions of the studies in accordance with our collaboration through the completion of the dose escalation arm of the study, as specified below, and will supply both Opdivo® and its antibody targeting TIGIT known as BMS-986207, for the triple combination study in accordance with our collaboration, at no cost.

A schema of the study, patient population, key study objectives and biomarker strategy are summarized in the chart below:

COM701 Clinical Programs

Phase 1 study was initiated September 2018 and Phase 1/2 study is expected to start in the second half of 2020.

Study Objectives
•      Safety & Tolerability
•      PK/PD
•      Clinical activity – COM701 monotherapy and in combination

Biomarker Strategy
•      Expression of DNAM axis members
•      Additional indications based on biomarker analysis

Phase 1 Arm A of the study evaluates the safety and tolerability of COM701 monotherapy through sequential dose escalations. The study is implementing an accelerated titration dose design before moving to a 3+3 study design as dose escalations continue. At the completion of the monotherapy dose escalation study, we will have a recommended dose of COM701 for the cohort expansion.

The patient population enrolled is all comers and includes patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

To evaluate the long-term safety and efficacy of COM701 monotherapy, at the completion of the COM701 monotherapy dose-escalation, cohort dose expansion will be performed with the enrollment of patients with relapsed or refractory disease and the following tumor types: Non-small cell lung cancer, ovarian cancer, breast cancer (including Triple negative breast cancer),  endometrial cancer and colorectal cancer. These tumor types have been selected based on the preclinical data demonstrating a high expression of PVRIG and PVRL2. With the exception of non-small cell lung cancer, the other tumor types typically have low PDL-1 expression relative to PVRL2 (based on our preclinical data) and are not usually responsive to PD-1 inhibitors. Other tumor types may be enrolled based on emerging clinical data from the study. In addition, our biomarker strategy will evaluate these clinically relevant endpoints (clinical activity and safety) with immune phenotyping, PVRIG pathway expression and target coverage by COM701. Our biomarker analysis will be a retrospective analysis, which if confirmed, will serve for patient selection at later stages of the trial.

In November 2019 we presented initial clinical data from the COM701 monotherapy dose escalation study at the 34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC 2019), demonstrating that COM701 is well-tolerated through 10 mg/kg IV Q3 weeks with no dose-limiting toxicities observed. Furthermore, data showed preliminary signs of anti-tumor activity in heavily pretreated patient population (with a median of seven prior anticancer therapies (range of 2-15)), with best timepoint response of stable disease (SD)/disease control rate reported in 9 of 13 patients (69%).

Phase 1 Arm B of the study evaluates the safety and tolerability of COM701 in combination with a PD-1 inhibitor using a 3+3 study design. A similar patient population, as enrolled for the dose escalation cohorts in Arm A is enrolled for this part of the study.

In a poster (Abstract #TPS23) titled “A Phase 1 Study Evaluating COM701 Monotherapy and in Combination with Nivolumab in Patients With Advanced Solid Malignancies,” featured at the ASCO-SITC Clinical Immuno-Oncology Symposium in Orlando, FL, we reported the following: (i) enrollment in the eighth dose level patient cohort of 20mg/kg at Q4 weekly dosing schedule is ongoing in the monotherapy dose escalation study; (ii) enrollment in the fourth dose level patient cohort at Q4 weekly dosing schedule in the combination dose escalation study of COM701 with Opdivo® (nivolumab) has been completed with no dose-limiting toxicities reported; and (iii) no dose limiting toxicities have been reported in lower dose level patient cohorts in the monotherapy and combination dose escalation arms.

The new Phase 1/2 study is designed to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and BMS-986207. The study will evaluate a safe and tolerable dose of the combination during dose escalation and antitumor activity in selected tumor types in the expansion cohorts (ovarian cancer, endometrial cancer and a biomarker-driven arm of tumor types with high expression of PVRL2). Dose levels for Opdivo® and BMS-986207 combinations have already been determined through prior testing by Bristol-Myers Squibb, allowing for dose escalation of COM701 with fixed doses of Opdivo® and BMS‑986207.

•	BAY 1905254 – a therapeutic antibody targeting CGEN-15001T/ILDR2

ILDR2, (formerly CGEN-15001T) a novel immune checkpoint target discovered by Compugen, was partnered to Bayer pursuant to a research and discovery collaboration and license agreement signed in August 2013. See “Business Strategy and Partnerships - Bayer Collaboration” below. Studies testing the immune function of ILDR2 demonstrated inhibitory effects on T cells consistent with it being an immune checkpoint ligand. ILDR2 appears to have a unique mechanism of action relative to other immune checkpoints currently being targeted in clinical testing.  ILDR2 is expressed in lymph nodes, suggesting that BAY 1905254 exerts its effects on immune cell priming rather than on directly enhancing immune cell killing effects in the tumor microenvironment.

In April 2018, Bayer disclosed BAY 1905254 a human/monkey/mouse cross-reactive antibody blocking the immunosuppressive activity of ILDR2. BAY 1905254 has exhibited anti-tumor activity as a monotherapy in various mouse models and was also shown to have additive anti-tumor effects in combination with other cancer therapy approaches, indicating the possibility for multiple combination uses in cancer immunotherapy.

BAY 1905254 is currently being evaluated in a Phase 1 study in patients with advanced solid tumors. The study, sponsored and conducted by Bayer, is an open-label, dose escalation study designed to evaluate the safety and tolerability of BAY 1905254. To our knowledge, the Phase 1 study is currently enrolling patients in the United States.

•	COM902 - a therapeutic antibody targeting TIGIT

COM902, a high affinity, fully human antibody targeting TIGIT, is developed for combination treatment with COM701. COM902 was shown to have superior binding affinity to T cells with similar and or greater in vitro function compared to several clinical anti-TIGIT antibodies. COM902 is a mouse-cross reactive Ab and inhibited tumor growth and increased survival when combined with anti-PVRIG or anti-PD-L1 antibodies in in-vivo studies. Preclinical data demonstrate that TIGIT inhibition, either alone or in combination with other checkpoint inhibitors, can enhance T cell activation and increase anti-tumor immune responses. Parallel inhibition of TIGIT and PVRIG, the two coinhibitory arms of the DNAM axis, results in synergistic effects on effector T cell function and tumor growth inhibition in various model systems that can be further increased with the addition of PD-1 blockade.  Based on preclinical data these combinations may be clinically important for enhancing anti-tumor immune response and expanding the patient population responsive to checkpoint inhibition.

Although we are developing COM902 to support our combination with COM701, we will assess in an on-going manner whether additional combination product opportunities exist for COM902 outside of the DNAM axis.

We discovered TIGIT in 2009 with its immune checkpoint computational discovery platform through which PVRIG was also discovered. The TIGIT discovery was published by us in October 2009 in the Proceedings of the National Academy of Sciences (PNAS).

Expression studies show that PVRIG and TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as breast, endometrial, ovarian, lung, kidney, and head & neck cancers. These results indicate that within the same tumor indications there are variations with respect to the possible dominance of the two pathways, and that in patient populations where the two pathways are operative, the blockade of both TIGIT and PVRIG may be required to sufficiently stimulate an anti-tumor immune response.

IND for COM902 was cleared by the FDA in October 2019.

Early Stage Pipeline

Our early stage programs are focused largely on myeloid targets addressing a range of mechanisms of action of myeloid biology. The myeloid lineage of the immune system includes suppressive macrophages, immune cells that are highly immune suppressive in the tumor microenvironment, and that can affect the anti-tumor immune response via multiple mechanisms of action. As such, blocking myeloid targets may offer a complementary strategy to T cell checkpoint inhibition, providing new treatment solutions for non-responsive or relapsing patients and expanding the patient population responsive to immunotherapies. The Company’s discovery platforms have been enhanced to identify new myeloid targets within the tumor microenvironment of multiple cancers and are pursued by the Company.

Our Predictive Computational Discovery Approach

While our predictive computational discovery platforms have potentially broad applicability and is not limited to a certain indication or therapeutic field. We focus our predictive computational discovery efforts on the discovery of novel drug targets for the development of first-in-class therapeutic antibodies for cancer immunotherapy, a significant unmet medical need for cancer patients. We have discovered three new targets through computational prediction which are being clinically evaluated, supporting the power and validity of our computational capabilities. COM701 targeting PVRIG and BAY 1905254 targeting ILDR2 are being tested in Phase 1 studies by us and Bayer under our collaboration agreement with Bayer, respectively. Anti-TIGIT inhibitors are being tested by others; while COM902, our anti-TIGIT antibody, is expected to be tested in Phase 1 study starting in early 2020.

Our target discovery is a predictive, proprietary computational process that we initiate based on a clinical need and which combines our expertise in the analysis of vast amount of publicly and proprietary data sets. Our multi-omics data analysis is designed to identify first-in-class drug target candidates, which are generally difficult to identify using traditional experimental approaches. We contend that biology, including target discovery, consists of complex scientific systems requiring an integrative approach relying on multiple tools to generate the best results, and should not be bound to a specific technology. The unmet clinical need and the therapeutic strategy dictate the target discovery approach, the appropriate tools and most relevant data to be employed, rather than fitting a specific tool or data type to all target discovery problems. Our target discovery process is a flexible process enabling tailor-made solutions designed to address a clinical need and consists of a toolbox of various-omics data, a suite of computational tools and purpose-built algorithms, with human expertise to optimize the output. Our computational approach is diverse and not limited to a certain data type or data technology, but rather is able to handle a wide variety of data types. We have demonstrated the applicability of our discovery approach in multiple therapeutic and diagnostic areas and have demonstrated advantages of our methodologies in identifying new drug targets. This long-term focused effort was the basis for most of our discoveries, specifically the immune checkpoint discovery in which we identified TIGIT, PVRIG and ILDR2.

To date, our discovery capabilities have resulted in the following achievements:

•
An innovative immuno-oncology pipeline: three therapeutic programs addressing targets we discovered computationally and validated in-house, two of which (COM701 and BAY 1905254) are currently in Phase 1 clinical trials, sponsored by us and Bayer, respectively. The third (COM902) is expected to be tested by us in Phase 1 study starting in early 2020;

•	Strategic collaborations with both leading pharmaceutical companies and academia; and

•	Patents and publications: over 120 granted and pending patents and over 80 peer reviewed publications.

Predictive discovery of novel immune checkpoints:

A key Compugen accomplishment in this field is the discovery of novel protein members belonging to various known and clinically important protein families by our predictive discovery platforms. These platforms were developed for the identification of novel immune checkpoints, and more specifically, immunomodulators belonging to the B7/CD28 protein family of costimulators/coinhibitors. The platforms consist of specialized algorithms developed internally based on protein characteristics among known CD28 proteins, such as gene structure, protein domains, predicted cellular localization and expression pattern and was applied for the identification of new immune checkpoints. Applying these discovery platforms resulted in the identification of a number of putative immune checkpoint B7/CD28-like protein candidates, some of those we have disclosed are CGEN-15001T/ILDR2 (partnered to Bayer), PVRIG, and TIGIT.

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

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our product candidates in our pipeline at both early and later stages of development. Through these collaborations we seek to create and further develop and commercialize therapeutic product candidates directed to our novel drug targets. Such collaborations or various types of partnering arrangements might include one or more of our therapeutic pipeline programs, including our novel early target candidates, as well as COM701 and COM902.  Potential revenue sources in line with this business model could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to retain higher value from future sales revenues.

Additionally, our discovery capabilities are designed to allow for research and discovery collaborations aimed at harnessing our infrastructure capabilities towards a potential partner’s pipeline needs. In these arrangements, we would utilize our discovery approaches to identify novel proteins and/or targets addressing a specific unmet need of interest to our partner.

Bayer Collaboration

On August 5, 2013, Compugen and Bayer entered into the Bayer Collaboration for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators, BAY 1905254 (formerly CGEN 15001T/ILDR2) and CGEN 15022.

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we are eligible to receive an aggregate of over $250 million in potential milestone payments for BAY 1905254 program, not including aggregate milestone payments of approximately $23 million received to date. Additionally, we are eligible to receive mid-to-high single digit royalties on global net sales of any approved products under the collaboration.

In 2014, we achieved the first and second preclinical milestones and in 2015 we achieved the third preclinical milestone with respect to BAY 1905254. Pursuant to the terms of the Bayer Collaboration, this program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen. In September 2018, we achieved the fourth milestone, following the dosing of the first patient in the Phase 1 clinical trial of BAY 1905254.

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

Bristol-Myers Squibb Collaboration

On October 10, 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol-Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

The collaboration was also designed to address potential future combinations, including trials to investigate combined inhibition of checkpoint mechanisms. The clinical combination of multiple immune checkpoint inhibition is designed to clinically test the synergistic activity demonstrated in preclinical models. The parties agreed that Bristol-Myers Squibb and Compugen will each supply the other company with its own compound for the other party’s study, and otherwise each party will be responsible for all costs associated with the study that it is conducting.  Any combination trial performed under this agreement is referred to as a Combined Therapy Study.

On February 14, 2020, the MCTC was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the MCTC, as amended, we will sponsor the two-part Phase 1/2 trial, which includes the evaluation of the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb will provide Opdivo® and BMS-986207 at no cost to us for the combination arm of this trial.

As part of the amended MCTS, we will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination.

Ownership of, and global commercial rights to, COM701 remain solely with us under the MCTC (subject to the rights granted to Bristol-Myers Squibb). If Compugen wishes to license the right to commercialize COM701 in any territory during the time prior to the end of the Combination Therapy Studies plus 6 months, or the Exclusivity Period, Compugen must first negotiate with Bristol-Myers Squibb for a period of three months, or the Negotiation Period, to grant an exclusive license to develop and commercialize COM701 in that territory. If Bristol-Myers Squibb and Compugen do not reach an agreement for an exclusive license within the Negotiation Period, then Bristol-Myers Squibb will have no further first negotiation rights, and Compugen will be free to license COM701 (subject to all other rights afforded to Bristol-Myers Squibb under the MCTC) to other parties, in such territory. After the expiration of the Exclusivity Period, Compugen is free to license COM701 without any further obligation to Bristol-Myers Squibb.

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

In conjunction with the signing of the MCTC, Bristol-Myers Squibb made a $12 million investment in us, purchasing 2,424,243 of our ordinary shares at a purchase price of $4.95 per share.  The share price represented a 33% premium over the average closing price of our ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement.  Please see “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources.”

AstraZeneca License

In March 2018, we entered into an exclusive license agreement with AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the license agreement, we provide an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to us for each product. We retained all other rights to our entire pipeline of programs as monotherapies and in combination with other products.

Subject to termination rights for material breach, bankruptcy or by Compugen for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last Royalty Term in the Territory, each as defined in the license agreement.  In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

Main Academic Collaboration

We also advance our pipeline through academic collaborations with leading researchers and key opinion leaders in the field of immuno-oncology. Our current main academic collaboration is with Johns Hopkins School of Medicine.

The collaboration focuses on the evaluation of novel T cell and myeloid checkpoint targets identified by us for the potential treatment of cancer. The scope of the collaboration includes identifying differentiating features of our novel targets relative to known immuno-oncology targets, and the therapeutic potential of drugs modulating the activity of those novel drugs. Research is conducted under the leadership of Drew Pardoll, M.D., Ph.D., Abeloff Professor of Oncology, Medicine, Pathology, and Molecular Biology and Genetics at Johns Hopkins University, School of Medicine, and Director of the Bloomberg~Kimmel Institute for Cancer Immunotherapy and Co-Director of the Cancer Immunology Program at the Sidney Kimmel Comprehensive Cancer Center, Johns Hopkins, and Chairman of Compugen’s Scientific Advisory Board.

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by the rapid evolution of new technologies and the adoption of new therapies. Additionally, the oncology therapeutic space, and in particular the immuno-oncology or cancer immunotherapy subsector, represents the therapeutic area with the highest industry focus and investment. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, academic and research institutions, newly funded companies and governmental and other publicly funded agencies.

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms, but address the same clinical unmet need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or cell therapies for oncology diseases. Specifically, in the field of immune checkpoints and myeloid drug targets for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we have discovered. If approved, such cancer immunotherapy products would compete with our product candidates for commercialization or approved products in the respective fields.

Our discovery program depends, in large part, on our discovery platforms and other capabilities and our proprietary data to make inventions and establish intellectual property rights in protein-based products, including proteins and antibodies. There are a number of other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our predictive computational discovery platforms, provide us with a competitive advantage in predicting new protein functions and linking proteins to specific diseases, and as a result, predicting new drug targets. We believe that this advantage is made possible by building an infrastructure for predictive discovery based on the integration of scientific understanding and predictive models and the resultant better research capabilities that we have developed, as well as our unique team of multidisciplinary research scientists, who have vast experience in handling such data analysis approaches, and who over time have generated dozens of peer reviewed publications of certain of our findings and capabilities in scientific journals.

Many of our potential competitors, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery development and manufacturing of therapeutics, obtaining FDA and other regulatory approvals, and commercialization of products. Accordingly, our competitors may be more successful than we may be in identifying product candidates, protecting them with patent applications, developing them, accelerating their development process, obtaining FDA and other regulatory approvals and achieving widespread market acceptance. We anticipate that we will face intense and increasing competition as advanced technologies or new therapy modalities become available.

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery platforms, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 10, 2020, we had a total of 44 issued and allowed patents, of which 24 are U.S. patents, 7 are European patents and additional 13 patents in other territories. Our issued and allowed patents expire between 2021 and 2037. As of February 10, 2020, we had over 90 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2019 and will expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

Manufacturing

We currently rely on contract manufacturers or our collaborative partners to produce materials and drug substances for drug products required for our research and development activities. We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our therapeutic drug candidates. We do not have, and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on CMOs, advisors and third-party contractors to generate formulations and produce larger scale amounts of cGMP drug substance and the drug product required for our clinical trials for the foreseeable future. We also contract with CMOs and third-party contractors for the labeling, packaging, storage and distribution of investigational drug products.

In 2016 and 2017, we entered into agreements for the manufacturing and respective analytics of COM701 and COM902, respectively. Our manufacturing strategy is currently structured to support the advancement of our therapeutic drug development into the clinic. Although we believe the general manufacturing strategy developed for the United States will be applicable in other geographies, specific strategies for other geographies will be developed as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Dependence on Third Parties - We anticipate that we will rely completely on third parties to manufacture or supply certain preclinical and all clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.”

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

•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic is produced to assess compliance with current Good Manufacturing Practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

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

Concurrent with clinical trials, companies usually complete additional nonclinical studies and must also finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product within required specifications and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

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

If a product receives regulatory approval, the approval will be limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a company to conduct post-approval testing and clinical trials, to further assess a product’s safety and effectiveness after BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized including Risk Evaluation and Mitigation Strategy (REMS) programs to ensure that the benefits of a product outweigh its risks.

Post-approval Requirements

Approved biologics are subject to extensive and continuing regulation by the FDA, including, among other things, cGMP compliance, record-keeping requirements, reporting of adverse experiences, providing the FDA with updated safety and efficacy information, and complying with FDA promotion and advertising requirements. After an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if serious problems occur after the product reaches the market. Biologics may be promoted for use only for the approved indication or indications and in accordance with the provisions of the approved label. The FDA and other federal and state agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to criminal and civil penalties. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products.

Other Healthcare Laws

Our current and future business operations, including, among other things, our clinical research activities and our business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state and foreign healthcare fraud and abuse, transparency, and data privacy and security laws. For example, U.S. federal civil and criminal laws and regulations prohibit, among other things: knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs; knowingly presenting or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program; and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including a private payor), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Many U.S. states and foreign countries have analogous prohibitions that may be broader in scope and apply regardless of payor. In addition, we may be subject to U.S. federal, U.S. state and foreign laws that require us to report information related to certain payments and other transfers of value to certain health care professionals, as well as ownership and investment interests in our company held by those health care professionals and their immediate family members, and data security and privacy laws that restrict our practices with respect to the use and storage of certain data.

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

There remain judicial and Congressional challenges to certain aspects of the ACA. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017 that authorizes the implementation of legislation that would repeal portions of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. While Congress has not passed repeal or replace legislation, the tax reform legislation signed into law on December 22, 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Based on the repeal of the individual mandate, in December 2018, a federal district court in Texas ruled that the ACA is unconstitutional. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the district court ruling that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect through 2029, unless additional congressional action is taken. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Further, the Trump administration released a “Blueprint”, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers.  We cannot predict what healthcare reform initiatives may be adopted in the future. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing.

Coverage and Reimbursement

Market acceptance of products is dependent on the extent to which coverage and reimbursement is available from third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Coverage decisions may not favor new products when more established or lower cost therapeutic alternatives are already available. Even if we obtain coverage for a given product, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third party payors in the United States.

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

Regulation of Use of Human Tissue

We need to access and use various human or non-human tissue samples for the purpose of development and or validation of some of our product candidates. Our access and use of these samples are subject to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. The use of clinical data associated with human tissue samples is also heavily regulated in the United States, Israel and elsewhere.  United States and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples.

Regulations Concerning the Use of Animals in Research

We also are subject to various laws and regulations regarding laboratory practices and the use of animals in our research. In the United States, the FDA regulations describe good laboratory practices, or GLPs, for various types of nonclinical laboratory studies that support or are intended to support applications for research or marketing permits for products regulated by the FDA, including INDs. Nonclinical animal studies conducted by us or third parties on our behalf may be subject to the U.S. Animal Welfare Act, the U.S. Public Health Service Policy on Humane Animal Care and Use, U.S. Department of Agriculture regulations for certain animal species. In Israel, the Council on Animal Experimentation has regulatory and enforcement powers, including the ability to suspend, change or withdraw approvals, among other powers. To our knowledge, we and the third-party service providers we work with, as applicable, substantially comply with these regulatory requirements.

Regulation of Products Developed with the Support of Research and Development Grants

For a discussion of regulations governing products developed with research and development grants from the Government of Israel, see “Item 5. Operating and Financial Review and Prospects- C. - Research and Development, Patents and Licenses - The Israel Innovation Authority.”

C. ORGANIZATIONAL STRUCTURE

We were incorporated under the laws of the State of Israel on February 10, 1993 as Compugen Ltd., which is both our legal and commercial name. Compugen USA, Inc., our wholly owned subsidiary, was incorporated in Delaware in March 1997 and is qualified to do business in California.

 D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to new facilities in Holon, Israel where we lease an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse under a lease that expires on March 15, 2021, with an option to extend the lease for two consecutive additional five-year periods. In addition, Compugen USA, Inc. currently leases 3,360 square feet of office space in South San Francisco, California, under a lease that expires on September 30, 2022.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS FINANCE

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2019, and with any other selected financial data included elsewhere in this annual report.

Background

We are a clinical-stage therapeutic discovery and development company utilizing our broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally, COM701, BAY 1905254 and COM902. Our lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study and is under clinical collaboration with Bristol-Myers Squibb. BAY 1905254 is a first-in-class therapeutic antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement and is also in Phase 1 studies in patients with advanced solid tumors. COM902 is a therapeutic antibody targeting TIGIT, developed internally. A Phase 1 study to evaluate COM902 in patients with advanced malignancies is expected to begin in early 2020. Our therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and our computational discovery engine serves as the corporate three key building blocks. Our business model is to selectively enter into collaborations for our novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

Our headquartered is in Holon, Israel and our clinical development activities operate from our U.S. site in South San Francisco, California.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2019, we had an accumulated deficit of $358.2 million. We expect to continue to incur net losses for the foreseeable future.

While our predictive computational discovery platforms have potentially broad applicability and are not limited to a certain indication or therapeutic field, we decided to focus our predictive computational discovery efforts on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy. Compugen’s initial discovery efforts in this field were directed at identifying novel immune checkpoints that inhibit T cells in cancer patients and develop therapeutic mAbs that remove this inhibition and cause T cell activation. Over the past three years our discovery efforts were focused on myeloid targets, addressing a range of mechanisms of action. More recently, we have expanded our discovery capabilities to investigate mechanisms of immune resistance to currently available immunotherapies. In 2013 we entered into our first collaboration based on novel targets identified by us. Under the collaboration with Bayer, or the Bayer Collaboration, we jointly worked with Bayer on the preclinical development of BAY 1905254. Over the years, we have significantly increased our research activities in the field of immuno-oncology to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. In 2018, we entered into two agreements with leading pharmaceutical companies - a clinical collaboration agreement with Bristol-Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for the development of bi-specific and multi-specific antibody products derived from one of Compugen’s immuno-oncology programs. We also engage in collaborations with a leading academic research center in the United States to advance our research and development efforts. We have built our target validation and drug discovery infrastructure and capabilities required to scientifically validate our new drug targets and to later translate them into therapeutic antibody development programs.

We incurred net losses of approximately $37.1 million in 2017, approximately $22.6 million in 2018 and approximately $27.3 million in 2019. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. Our business model primarily involves establishing collaborations for our novel targets and related therapeutic product candidates at various stages of research and development providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to continue to be our major operating expense in 2020, accounting for approximately 70% of our expected total 2020 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are budgeted to increase by approximately 13% in 2020 compared to 2019.

We believe that we have sufficient working capital in order to sustain our operations through mid-2021. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

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

Share Based Payments

We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. we account for forfeitures as they occur. The value of the pro-rata portion of the award, assuming no forfeiture, is recognized in our consolidated statement of comprehensive loss as an expense over the requisite service periods. Upon forfeiture the expense is adjusted so that expense is recognized for the portion of the award that actually vested.

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

Share-based compensation expense recognized under ASC 718 was approximately $2.6 million, $2.2 million and $2.4 for the years ended December 31, 2017, 2018 and 2019, respectively.

Revenue recognition

Our revenues were generated mainly from collaborative and license agreements. The revenues were derived mainly from the upfront license payment and contingent payments related to milestone achievements.

The Company has adopted the revenue standard, Topic 606 - “Revenue from Contracts with Customers”, as of January 1, 2018, or ASC 606, using a modified retrospective adoption transition to each prior reporting period presented. The adoption did not have an effect over the Consolidated Financial Statements on the adoption date and no adjustment to prior year consolidated financial statements was required.

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 606. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps:

•	Identification of the contract, or contracts, with a customer.

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

On September 20, 2018 the Company achieved the fourth substantive milestone with respect to the remaining licensed program, under the Bayer Collaboration according to which the Company recognized revenues in total amount of $7.8 million in accordance with the criteria prescribed under ASC 606. See Note 2 to our 2019 consolidated financial statements.

Recent Accounting Pronouncements

See Note 2t to our 2019 consolidated financial statements.

Selected Financial Data

The following discussion and analysis is based on and should be read in conjunction with our audited consolidated financial statements, including the related notes, contained in “Item 18 - Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2017	2018	2019
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$-	$17,800	$-
Cost of revenues	-	1,034	-
Gross profit	-	16,766	-

Research and development expenses, net	28,583	30,318	19,816
Marketing and business development expenses	1,189	1,634	651
General and administrative expenses	7,633	8,041	8,412
Total operating expenses (*)	37,405	39,993	28,879
Operating loss	(37,405)	(23,227)	(28,879)
Financial and other income, net	339	628	820

Loss before taxes on income	(37,066)	(22,599)	(28,059)
Taxes on income	-	-	722
Net loss	$(37,066)	$(22,599)	$(27,337)

Unrealized gain arising during the period from foreign currency derivative contracts	17	-	-
Realized loss (gain) arising during the period from foreign currency derivative contracts	(7)	(17)	-
Total comprehensive loss	$(37,056)	$(22,616)	$(27,337)
Basic net loss per share	(0.72)	(0.41)	(0.43)
Weighted average number of shares used in computing basic net loss per share	51,179,694	55,277,428	63,636,673
Diluted net loss per share	(0.72)	(0.41)	(0.43)
Weighted average number of shares used in computing diluted net loss per share	51,179,694	55,277,428	63,636,673

 (*)          Includes stock-based compensation - see Note 8 to our 2019 consolidated financial statements.

	As of December 31,
	2017	2018	2019
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$30,438	$45,675	$43,879
Total assets	38,746	53,180	53,763
Accumulated deficit	(308,242)	(330,841)	(358,178)
Total shareholders’ equity	29,297	37,243	38,321

Years Ended December 31, 2019 and 2018

Revenues. Revenues for the year ended December 31, 2019 were $0, compared with $17.8 million in the comparable period of 2018.  The revenues for 2018 reflect the upfront payment of $10 million from the license agreement with AstraZeneca and the $7.8 million milestone payment from Bayer in connection with the dosing of the first patient in the Phase 1 study of BAY 1905254.

Cost of Revenues. During the year ended December 31, 2019, the Company had no cost of revenues compared with $1.0 million in cost of revenues in the comparable period of 2018. Cost of Revenues for the year ended December 31, 2018 represents a milestone payment to third party and royalty payments to the IIA in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2019 decreased by 35% and totaled $19.8 million compared with $30.3 million in 2018. The decrease was primarily due to the decrease in preclinical activities related to COM902, most of which were done in 2018, and the cost reduction measures taken by the Company in 2019 (as announced in the first quarter of 2019). These were offset by an increase in expenses associated with clinical-related activities for COM701 Phase 1 clinical trial, which began in the second half of 2018. Research and development expenses, as a percentage of total operating expenses, were 69% in 2019 compared to 76% in 2018.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.7 million in 2019 compared with $1.6 million in 2018. The decrease is attributed mainly to a temporary reduction in headcount in 2019 and to commissions associated with our revenues during 2018.  Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2019 compared to 4% in 2018.

General and Administrative Expenses. General and administrative expenses during 2019 increased by 5% and totaled $8.4 million compared with $8 million in 2018. The increase during 2019 was attributed mostly to headcount related expenses, increased D&O insurance costs (that effected the overall industry) and increased board expenses due to full year effect of change in fees payable to our directors as approved by the shareholders in the 2018 annual general meeting. General and administrative expenses, as a percentage of total operating expenses, were 29% in 2019 compared to 20% in 2018.

Financial Income (loss), Net. Financial and other income increased to approximately $0.8 million in 2019 from approximately $0.6 million in 2018. The increase is attributed mainly to capital gain from sale of not required fixed assets due to our 2019 restructuring compared to capital loss in 2018.

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

Cost of Revenues. Cost of Revenues for the year ended December 31, 2018 represents milestone payment to third party and royalty payments to the IIA in connection with our revenues.

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

Financial Income (loss), Net. Financial and other income increased to approximately $0.6 million in 2018 from approximately $0.3 million in 2017. The increase is attributed mainly to increased interest income due to higher level of interest rate and higher level of cash and deposits balances during 2018 compared with 2017.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Our income tax obligations consist of those of Compugen Ltd. in Israel and of Compugen USA, Inc. in its taxing jurisdictions.

The corporate tax rate in Israel was 23% in 2019 and 2018.

In the future, if and when we generate taxable income, our effective tax rate may be influenced by, among others: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of our income which is entitled to tax benefits pursuant to the Investment Law; (d) the changes in the exchange rate of the U.S. dollar to the NIS and (e) the Company’s election to submit its tax returns for 2014 and onwards on a dollar basis, which may not be accepted by the Israeli Tax Authority. We may benefit from certain government programs and tax legislation, particularly as a result of the Approved Enterprise status granted to some of our operations by the Investment Center in the Israeli Ministry of Economy and the Benefiting Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled, and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also benefit from a Government of Israel program under which we received grants from the IIA. For more information, please see “Item 5 Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses - The Israel Innovation Authority.” There can be no assurance that these programs and tax legislation will continue in the future or that the available benefits will not be reduced.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on our business, financial condition and results of operations.

Currently we have two Approved Enterprises and two Benefiting Enterprises programs under the Investment Law. The tax benefits period with respect to all of these programs has not yet begun as we have not yet generated any taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period of time after we begin to report taxable income and exhaust any net operating loss carry-forward. However, these benefits may not be applied to reduce the U.S. federal tax rate for any income that our U.S. subsidiary may generate.

We have elected the alternative benefits route under the Investment Law with respect to our Approved Enterprises. Under this route we waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of our facilities, such tax exemption on undistributed income will apply for a limited period of two years. In the event that such tax-exempt income is thereafter distributed as a dividend or a deemed dividend, we will be required to pay the applicable corporate tax that would otherwise have been payable on such income. During the remainder of the benefits period applicable to us, a corporate tax rate not exceeding 25% will apply.

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

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Approved Enterprises and Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Approved or Benefiting Enterprises to another Israeli company would not be subject to tax. We have not elected to implement the 2011 Amendment and we do not currently have any Preferred Enterprises. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law, or Amendment 73, was published. According to Amendment 73, a Preferred Enterprise located in development area A will be subject, under certain conditions, to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%). Amendment 73 also prescribes special tax tracks for Technological Enterprises, which are subject to regulations issued by the Minister of Finance on May 16, 2017.

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

Special Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the Technological Enterprises will be subject, under certain conditions, to tax at a rate of 4%.

As of December 31, 2019, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $279.1 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2019, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $5.1 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2023 and 2032.

Use of our U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

For a description of Israel government policies that affect our research and development expenses, and the financing of our research and development, see “Item 5. Operating and Financial Review and Prospects - C.  Research and Development, Patents and Licenses - The Israel Innovation Authority.”

B. LIQUIDITY AND CAPITAL RESOURCES

Public Offering of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On May 25, 2018, we entered into a Controlled Equity OfferingSM Sales Agreement, or the ATM Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, as sales agent, pursuant to which we could offer and sell, from time to time through Cantor, Compugen ordinary shares having an aggregate offering price of up to $25 million, or the Shares. Any Shares offered and sold under the ATM Sales Agreement were issued pursuant to the Company’s 2016 Registration Statement, defined below, as supplemented by a prospectus supplement dated May 25, 2018.  Under the ATM Sales Agreement, Cantor could sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on the Nasdaq Global Market, or on any other existing trading market for the Ordinary Shares. As of December 31, 2019, the Company sold 7,245,268 shares through the ATM Sales Agreement for an aggregate purchase price of $23.7 million and the ATM Sales Agreement was terminated.

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

The ordinary shares and warrants described above were offered by us pursuant to a shelf registration statement on Form F-3 (File No. 333-213007), which was declared effective on October 11, 2016, or the 2016 Registration Statement, by the SEC as supplemented by a prospectus supplement dated June 14, 2018. The ordinary shares underlying the said warrants are currently registered pursuant to a shelf registration statement on Form F-3 (File No. 333-233001), which was declared effective on August 12, 2019 by the SEC.

JMP Securities LLC acted as the exclusive placement agent for the registered direct offering.

Securities Purchase Agreement

Bristol-Myers Squibb Securities Purchase Agreement

On October 10, 2018, the Company and Bristol-Myers Squibb entered into a securities purchase agreement pursuant to which Bristol-Myers Squibb made a $12 million investment in Compugen comprised of the purchase of 2,424,243 ordinary shares of Compugen at $4.95 per share, which represented a 33% premium over the average closing price on the last 20 Nasdaq trading days prior to signing. The investment closed on October 12, 2018.

License Agreement

AstraZeneca License Agreement

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

Cash resources

In 2019, our primary sources of cash were:

•	proceeds from our ATM facility and prior years’ financings; and

•	upfront payment from the AstraZeneca License;

•	proceeds from the Bristol-Myers Squibb investment; and

•	preclinical and clinical milestone payments under the Bayer Collaboration.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2020 will include cash held in our bank accounts, and may include proceeds generated from agreements with partners with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares as a result of exercise of options or from financing transactions.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $30.7 million in 2017, approximately $13.3 million in 2018 and approximately $27.9 million in 2019. Increase in net cash used in 2019 compared to 2018 reflects the proceeds related to the AstraZeneca upfront fee, Bayer clinical milestone and Bristol-Myers Squibb participation in R&D expenses in 2018 and an increase in 2019 in expenses associated with clinical-related activities for the COM701 Phase 1 trial offset by the decrease in preclinical activities related to COM902 and by the cost reduction measures taken by the Company in 2019 (as announced in the first quarter of 2019).

Net Cash Provided by (used in) Investing Activities

Net cash provided by investing activities was approximately $46.3 million in 2017, compared with net cash used in investing activities of approximately $35.2 million in 2018 and compared with net cash provided by investing activities approximately $5.3 million in 2019. Changes in net cash during 2019 as compared to 2018 was attributed to substantial collected revenues, register direct financing and BMS investment and the high cash balances in the end of 2017 which generated substantial net investments in short-term bank deposits in 2018 compared with proceeds from our ATM facility in 2019, which were lower than the cash used in operating activity, which triggered net proceeds from short-term bank deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $0.2 million in 2017, approximately $28.4 million in 2018 and approximately $25.9 million in 2019. The principal source of cash provided by financing activities in 2018 were proceeds received from the registered direct offering and from the Bristol-Myers Squibb securities purchase agreement and the principal source of cash provided by financing activities in 2019 were our funds received from our ATM facility and from options exercised.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2019, we had total cash and cash equivalents and short-term bank deposits of approximately $43.2 million. We believe that our existing cash and cash equivalents, and short-term bank deposits will be sufficient to fund our operations through mid-2021.

We had cash and cash equivalents and short-term bank deposits of $43.2 million on December 31, 2019 compared to $45.1 million on December 31, 2018.

On August 9, 2016, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $200 million. This registration statement was declared effective by the SEC on October 11, 2016.  We sold 5,316,457 ordinary shares and issued warrants to purchase up to approximately 4.3 million additional ordinary shares for gross proceeds of approximately $21 million under this registration statement in our registered direct offering as specified above and sold an additional 7,245,268 shares for gross proceeds of approximately $23.7 million under this registration statement in the ATM Sales Agreement.

On August 5, 2019, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $200 million. This registration statement was declared effective by the SEC on August 12, 2019.  We sold no securities under this Form F-3 but registered up to approximately 4.3 million ordinary shares underlying the warrants issued in our registered direct offering in June 2018 pursuant to this shelf registration statement. We may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 70% of total operating expenses in 2019 and more than 75% of total operating expenses in each of 2018 and 2017. Our research and development expenses, net, were approximately 19.8 million in 2019, compared to approximately $30.3 million in 2018 and approximately $28.6 million in 2017. As of December 31, 2019, 37 of our employees were engaged in research and development on a full-time basis. This represents approximately 61% of our entire work force.

We focus our efforts on the development of our discovery platforms and related technologies, and the discovery and validation of our drug targets and the development of the respective therapeutic product. During 2010 we initiated our pipeline program in which we continuously evaluate our computationally predicted drug target candidates and are advancing selected drug target programs into preclinical and clinical development of therapeutic products. We expect that in 2020 our research and development expenses will continue to be our major operating expense, representing approximately 70% of our total operating expenses.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal pipeline towards preclinical and clinical studies and to successfully partner with pharmaceutical companies with respect to such product candidates. In addition, we expect to continue to expand our discovery infrastructure and platforms which provide us with the underlying engine for the discovery of promising drug targets for our pipeline.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 2 to our 2019 consolidated financial statement. We did not apply for additional grants from the IIA for research and technological development since 2012.

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the IIA, pursuant to and subject to the provisions of the R&D Law. Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants.

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2019, we received grants from the IIA in the principal amount of $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid in the sum of $1.6 million, along with the accumulated LIBOR interest to date of approximately $3.4 million, totaled to approximately $9.1 million as of December 31, 2019.

The R&D Law requires that the manufacture of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six (6) times the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to three (3) times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information – D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.”

D. TREND INFORMATION

Trend towards biologics and cell therapies

Biologics and monoclonal antibodies represent one of the fastest growing segments in the drug industry, making up 20% of recently approved drugs in 2019. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, antibody fragments) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval ofcell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. Despite the increasing number of companies active in these areas, the majority of these technologies are directed towards a limited set of targets, which may increase the differentiation and attractiveness of our novel therapeutic candidates.

Trend towards consolidation

There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries, which may negatively affect our ability to enter into agreements and may cause us to lose existing licensees or collaborators as a result of such consolidation. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having greater financial resources, technological capabilities and an enlarged portfolio of therapeutic products. This trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may also result in there being fewer potential companies to license our products and services.

Trend towards reduction of in-house research and development programs within major pharmaceutical companies

Over the last few years, a number of major pharmaceutical companies have announced cutbacks in their in-house research and development programs. The effects of these cutbacks on our business opportunities could be positive or negative and are likely to vary on a company by company basis.

Trend towards reliance by major pharmaceutical companies on smaller companies’ product candidates to support their pipelines

There appears to be a trend towards larger companies relying on smaller companies’ product candidates to fill their pipelines.

Irrespective of this trend, we may be required to invest a substantial amount of money and other resources to advance each of our future product candidates to later stages prior to partnering, without assurance that any such product candidates will be commercialized, and limiting the number of product candidates that we are able to so advance, while reducing resources available for our discovery activities, due to resource constraints.

If, consistent with our partnering strategy for our therapeutic product candidates, we are successful in partnering with respect to our drug target candidates and/or their respective future product candidates at an early stage, our licensees may propose terms that we may not consider commercially desirable and the consideration that we may receive for each individual product may be relatively low. The consideration that we would expect to receive for commercializing our product candidates increases commensurately with the number and development stage of such products.

E. OFF-BALANCE SHEET ARRANGEMENTS

We entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of salaries and related expenses, as well as other expenses denominated in NIS. As of December 31, 2019, we did not have any outstanding forward contracts.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2019, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	$4,564	$886	$1,566	$1,316	$796
Accrued Severance Pay, net(2)	469	-	-	-	469
Total	$5,033	$886	$1,566	$1,316	$1,265

(1) Consists of operating leases for our facilities and for motor vehicles. Includes the first option to extend the lease of the Israeli facility for additional five-year period, following expiration of the current lease period.

(2) Severance pay obligations to our Israeli employees. For more information please see “Item 6. Directors, Senior Management and Employees – D. Employees.”

The above table does not include royalties that we may be required to pay to the IIA. For more information, see “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses.”

The above table also does not include contingent contractual obligations or commitments that may enter into effect in the future, such as contractual undertakings to pay royalties subject to certain conditions occurring.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 15, 2020:

Name	Age	Positions
Paul Sekhri(3)	61	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	53	President and Chief Executive Officer, Director
Jean-Pierre Bizzari, M.D.	65	Director
Gilead Halevy(2)	53	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	52	Director
Eran Perry(1)(2)	49	Director
Sanford (Sandy) Zweifach(1)(2)(3)	63	Director (Chairman of the Compensation Committee)
Ari Krashin	47	Chief Financial and Operating Officer
Henry Adewoye, MD	55	Chief Medical Officer
Oliver Froescheis, Ph.D.	54	Senior Vice President, Corporate and Business Development
Zurit Levine, Ph.D.	52	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	49	Senior Vice President and Senior Advisor, Computational Discovery
____________________

(1)          Member of our Compensation Committee

(2)          Member of our Audit Committee

(3)          Member of our Nomination and Corporate Governance Committee

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Paul Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018.  From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., Chairman of the Board of Supervisory Directors of Pharming N.V. and Chairman of the Board of Petra Pharma. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of the IATI (Israeli Advanced Technologies Industries).

Dr. Jean-Pierre Bizzari joined Compugen’s Board of Directors in September 2018. Dr. Bizzari is a world-renowned oncology expert who brings to Compugen over 35 years of broad experience in oncology drug development. Dr. Bizzari served as Executive Vice President and Global Head of Oncology at Celgene Corporation, responsible for Celgene’s clinical development and operations-statistics teams across the United States, Europe and Asia/Japan where he oversaw the development and approval of leading oncology products, including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he was chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to Celgene, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis (formerly Rhône-Poulenc, Rhône-Poulenc Rorer and Aventis) where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). Dr. Bizzari is a member of the Scientific Advisory Board of the French National Cancer Institute, and a member of the board of the European Organization for Research and Treatment of Cancer and Chairman of the New Drug Advisory Committee. He also serves on the boards of Halozyme Therapeutics, Onxeo, Oxford BioTherapeutics, Pieris Pharmaceuticals, Nordic Nanovector and Transgene. Dr. Bizzari received his medical degree from the Nice Medical School and has trained at the Pitié-Salpêtrière Hospital in Paris, The Ontario Institute for Cancer Research, and The McGill Rosalind and Morris Goodman Cancer Research Centre (formerly the McGill Cancer Center) in Montreal, Canada.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of Brand Industries Ltd. (TASE), Iskoor Finance Ltd., Carmel Wineries; Continuity Software Ltd. and a director of S. AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Since October 2017, Dr. Livnat Savitzky served as the Interim CEO, since January 2018 as a board member, and since May 2018 also as CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company). As part of her job at FutuRx she also serves as a chairperson or board member in several of the FutuRx portfolio companies. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in KAHR Medical and as a director in Hadasit Medical Research and Development, DreaMed Diabetes and Biomica. In addition, Dr. Livnat Savitzky serves as a consultant to other pharmaceutical development companies and related funds. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D with distinction in Human Genetics from Tel Aviv University.

Eran Perry joined Compugen’s Board of Directors in July 2019.  Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Since 2017, Mr. Perry has been a co-founder and active board member of ICD Pharma, a developer of cannabis-based pharmaceuticals. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, Seanergy Dermatology, and Follicle Pharma. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology.  Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently he is Chairman of the Board of Directors of Palladio Biosciences, an Executive Chairman of Janpix, Inc. and member of the Board of Directors of IMIDomics, S.L. and Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

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

Oliver Froescheis, Ph.D. joined Compugen in January 2020 as Senior Vice President, Corporate and Business Development. Dr. Froescheis has over 20 years of experience in the pharmaceutical industry during which he has held positions in research, project management, marketing and business development. Dr. Froescheis joined Compugen from Roche, where he spent the last 12 years in the Partnering organization, initially serving as Global Due Diligence Director for in-licensing and M&A projects, then acting as Director of Business Development & Licensing, responsible for oncology/immuno-oncology partnering projects and most recently leading R&D out-licensing across therapeutic areas. Dr. Froescheis holds a Diploma in Chemistry and a Ph.D. in Analytical Chemistry, both from the University of Ulm, Germany.

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

Yaron Turpaz, Ph.D. joined Compugen in November 2019 as Senior Vice President and Senior Advisor, Computational Discovery. Dr. Turpaz has over 15 years of experience in the fields of research and development informatics, data sciences and technology in the biotech and pharma space with hands-on experience using cloud based high throughput computational, machine learning and genomics platforms for drug discovery and development applications in precision medicine. In his extensive pharma and biotech career, he held senior R&D Informatics roles at Human Longevity, AstraZeneca, Eli Lilly and Affymetrix. Dr. Turpaz continues to lead data science and technology at Global Gene Corp. serve as Chief Information Officer and Senior Advisor at Engine Biosciences. Dr. Turpaz received a B.Sc. in Biology from Tel Aviv University, a Ph.D. in Bioengineering from the University of Illinois and an MBA from the University of Chicago, Booth School of Business. He also held an Adjunct Assistant Professor position at the Centre for Quantitative Medicine of Duke-National University of Singapore, Graduate Medical School.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2019, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management), as well as to two directors and three members of Senior Management who served in 2019 but have each since ceased to so serve was approximately $4.5 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2019, we granted to our Directors and Senior Management detailed in Section 6A a total of 635,000 options to purchase ordinary shares. These options are exercisable at an average exercise price of $3.76 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2019, there were a total of 3,371,000 outstanding options to purchase ordinary shares that were held by our Directors and Senior Management detailed in Section 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	394,515	306,390	239,818	940,723
John Hunter Former Chief Scientific Officer	300,000	336,070	114,571	750,641
Henry Adewoye Chief Medical Officer	350,000	152,512	133,070	635,582
Ari Krashin Chief Financial and Operating Officer	232,042	158,445	203,639	594,126
Dr. Zurit Levine Senior VP, Technology Innovations	176,743	80,504	124,801	382,048

1)	All Covered Office Holders listed in the table were full-time employees of the Company in 2019.

2)
Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an exchange rate of NIS 3.5645 = $1.00, which reflects the average conversion rate for 2019, or the Representative Rate.

3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Office Holder, bonuses, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), phone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019 with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2m to our 2019 consolidated financial statements set forth elsewhere in this report.

Compensation Policy

Under the Companies Law we are required to adopt a compensation policy, which sets forth company’s policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, the provision of proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Our compensation policy, or the Compensation Policy, is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company’s long-term strategic performance and financial objectives. The Compensation Policy provides our compensation committee and our board of directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Compensation Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking. The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies, as well as by other development-stage life science companies which operate both within and outside of the Company’s geographic areas. The Company believes that it therefore must offer compensation terms, both to its executives and to its directors that are competitive with the compensation standards that exist in the companies with whom it competes for such talents.

The compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a special majority of our shareholders, or a Special Majority, which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was originally approved by our shareholders in September 2013, with the most recent amendment adopted at the 2019 Annual General Meeting of Shareholders.

Approvals Required for Office Holders Terms of Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2019.

“Terms of Office and Employment” means the terms of office and employment of our Office Holders, including exemption and release of the Office Holder from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service and any benefit, other payment or undertaking to provide any payment as aforesaid.

Compensation for Office Holders subordinated to the Chief Executive Officer. The terms of office and employment of Office Holders (other than directors and the chief executive officer) require the approval of the compensation committee and the board of directors, provided such terms are in accordance with the company’s compensation policy. Shareholder approval is also required if the compensation of such officer is not in accordance with such policy. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such compensation even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

Compensation for Office Holders who are Directors or Chief Executive Officers. The Terms of Office and Employment of directors, other than directors who serve as chief executive officers and/or who possess a controlling interest in a company, require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as it complies with the compensation policy. With respect to our President and Chief Executive Officer, who is also a director, or with respect to any chief executive officer who is not a director (to the extent applicable in the future), further approval of the shareholders by the Special Majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in compliance with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of chief executive officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former chief executive officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company's compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in compliance with the terms set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

Variable Compensation and Annual Cash Bonuses of Office Holders. The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries. With respect to Office Holders who are not directors or chief executive officers, the Companies law allows that 100% of the variable compensation be based on non-measurable criteria. Our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, provided, however, that with respect to our Office Holders who are not directors or our Chief Executive Officer, our Compensation Committee and Board of Directors may increase the portion of targets based on non-measurable criteria above the rate of 20%, up to 50%. Further, the annual cash bonus of each of our Office Holders who is not a director is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such Office Holder of his responsibilities. In the case of our Office Holders, other than the Chief Executive Officer, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the Compensation Committee and Board of Directors, while the bonus terms for our Chief Executive Officer generally require the additional approval by our shareholders. For each fiscal year, our Board of Directors determines the maximum target bonus for each of our Office Holders, including our Chief Executive Officer.

Compensation Paid to our Non-Executive Directors (other than Mr. Paul Sekhri)

On August 6, 2018, our shareholders approved, following previous resolutions made by our Audit Committee (then sitting as a compensation committee) and the Board of Directors, and consistent with our Compensation Policy, to compensate each of our non-executive directors whether currently in office or appointed in the future, excluding the Chairman of the Board (each a “non-executive director”) as follows:

Cash Fee

 (i) an annual fee of $45,000; and

(ii) an additional annual amount to be paid to non-executive directors for service as members on each of the Company’s committees, as follows:

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

Equity

In addition to the cash compensation detailed above, each non-executive director is entitled to a yearly grant of options to purchase the Company’s ordinary shares, so that in the first year of service as a director, each non-executive director shall be entitled to a one-time grant of 35,000 options, or Initial Option Grant, and, in addition, to a yearly grant of 10,000 options in each of the following years of service, or the Annual Option Grant, as detailed below.

The grant date of each Initial Option Grant is the date of appointment for service as director, whether initially appointed by the Board or by the general meeting of shareholders, with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the date of their initial appointment to serve on the Board. The grant date of each Annual Option Grant shall be such date in each year on which the Board approves the annual option grants to other management Office Holders (provided that the service as director continues at the time of each grant), with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such Board approval.

Mr. Zweifach, a non-executive director, was granted 40,000 options to purchase the Company’s ordinary Shares in February 2018 while serving as a consultant to the Company, which service was terminated upon his appointment as a director by the Board. Mr. Zweifach therefore waived his right to receive the Initial Option Grant in 2018 and is entitled only to Annual Option Grants.

Both the Initial and the Annual Option Grants are subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan, or the 2010 Plan, or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. All such grants shall vest over a four-year period as follows: twenty five percent (25%) of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% of the options granted vest each quarter thereafter, for the next 36 months.

Notwithstanding the terms of the relevant plan, all options granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961, or the Tax Ordinance, under the capital gains route.

Compensation to the Company's Chairman of the Board of Directors, a Non-Executive Director

On October 19, 2017, our shareholders approved, following previous resolutions made by our Audit Committee (then sitting as a compensation committee) and the Board of Directors, and consistent with our Compensation Policy, the following compensation for our non-executive Chairman of the Board, Mr. Paul Sekhri:

Cash Fees: An annual cash fee in the amount of $150,000. No meeting fees will be paid in addition to such annual cash fee.

Grant of Options to Purchase Ordinary Shares: a one-time initial grant of options to purchase 500,000 ordinary shares. These options are subject to the terms and conditions applicable to options granted under the Company’s 2010 Option Plan. Such grant vests over a four-year period as follows: twenty five percent (25%) vested on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% vest each quarter thereafter for the next 36 months. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the Company’s 2010 Option Plan. The acceleration provisions applicable to options granted to other non-executive directors also apply to the options granted to Mr. Sekhri.

Compensation to our President and Chief Executive Officer

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement, as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 118,800 (approximately $33,329 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

On August 6, 2018, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2018, 2019 and 2020, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the Compensation Committee and Board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s President and Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid.  Additionally, on August 6, 2018, our shareholders approved an annual equity grant plan for Dr. Cohen-Dayag for each of the calendar years 2018, 2019 and 2020, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares in each of 2018, 2019 and 2020, as shall be determined by the Compensation Committee and Board of Directors with respect to each such year. In order to align such grants (including the exercise price and vesting period) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2018, 2019 and 2020 on which the Board of Directors approves the respective year’s annual option grants to management Office Holders in such year; accordingly, in 2019 Dr. Cohen-Dayag was granted with 150,000 options, with an exercise price of $3.80, for the 120,000 options granted on March 19, 2019 and an exercise price of $3.24 for the 30,000 options granted on August 1, 2019.

The options granted in each respective year shall be subject to the terms and conditions applicable to options granted under the 2010 Plan (or any other option plan adopted by the Company). Each annual option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Cohen-Dayag. The options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company’s previous election in this regard, be subject to the capital gains route for tax purposes.

Dr. Cohen-Dayag’s employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag’s employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag’s employment is: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries, or the Termination Payment, and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal/change of control. Upon acceleration due to an event of a Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon acceleration due to an event of change of control, following which Dr. Cohen-Dayag’s employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

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

As of December 31, 2019, Dr. Cohen-Dayag held options to purchase a total of 1,285,000 ordinary shares, of which options to purchase 150,000 ordinary shares were granted during 2019. Out of the options to purchase 1,285,000 ordinary shares: (i) options to purchase 970,000 ordinary shares, with a weighted average exercise price of $5.15 per share, were exercisable as of December 31, 2019; and (ii) options to purchase 315,000 ordinary shares, with a weighted average exercise price of $3.64 per share, had not vested as of December 31, 2019. Of the unvested options at December 31, 2019, options to purchase 132,500 ordinary shares are expected to vest during 2020, options to purchase 92,500 ordinary shares are expected to vest during 2021 and options to purchase the remaining 90,000 ordinary shares are expected to vest during the period between January 1, 2022 and October 1, 2023. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership – Share Ownership by Directors and Other Executive Officers.”

Insurance, Indemnification and Exemption

Our Office Holders’ Insurance. Our Articles provide that, subject to the provisions of the Companies Law, we may enter into contracts to insure the liabilities of our Office Holders for any liabilities or expenses incurred by or imposed upon them as a result of any act (or omission) carried out by them as our Office Holders, including with respect to any of the following:

•	a breach of duty of care to us or to another person;

•	a breach of duty of loyalty to us, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice our interests;

•	monetary liabilities or obligations imposed upon him or her in favor of another person;

•
A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, or the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

•
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988, or Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our Office Holders, must be approved by our Compensation Committee and our Board of Directors and, with respect to an Office Holder who is the CEO or a director, also by our shareholders. However, according to regulations promulgated under the Companies Law, shareholders and Board approvals for the procurement of such insurance are not required if the insurance policy is approved by our Compensation Committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our Compensation Policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations.

In accordance with our Compensation Policy, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders with insurance coverage of up to $50 million and with an annual premium of up to $900,000.

Our Office Holders’ Indemnification. Our Articles provide that, subject to the provisions of the Companies Law, we may indemnify any of our Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company, including as follows:

•
For any monetary liabilities or obligations imposed on our Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

•
For any payments which our Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

•
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

•
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

•	For expenses incurred by our Office Holder in connection with a proceeding under Chapter G’1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

•	For any other liability, obligation or expense indemnifiable or which our Officer Holders may from time to time be indemnifiable by law.

The Company may undertake to indemnify an office holder as mentioned above: (a) prospectively, provided that with respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively.

Indemnification letters, covering indemnification of those liabilities discussed above, were granted to each of our present Office Holders. Hence, we undertook to indemnify our Office Holders to the fullest extent permitted under the Companies Law.

Our Office Holder’s Exemption. Our Articles provide that, subject to the provisions of the Companies Law, we may exempt and release our Office Holders, including in advance, from all or part of such Office Holder’s liability for monetary or other damages due to a breach of their duty of care to the Company. Our directors are released and exempt from all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

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

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure that may be used by the Israeli Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law or the Companies Law (for further details see “Administrative Enforcement” below). Furthermore, the Israeli Securities Law requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Israeli Securities Law, a company cannot obtain insurance against or indemnify a third-party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Israeli Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company’s articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of sections in the Companies Law and the Israeli Securities Law, applicable to us. Our Articles and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Israeli Securities Law (see “Insurance, Indemnification and Exemption” above).

C. BOARD PRACTICES

We are incorporated in Israel, and, therefore, are generally subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee, an internal auditor and approvals of interested party transactions. These matters are in addition to the requirements of the Nasdaq Global Market and other relevant provisions of U.S. securities laws applicable to us. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable Nasdaq Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. We currently comply with all the above-mentioned requirements. See “Item 3. Key Information - D. Risk Factors - Risks related to operations in Israel - Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers”. For information regarding home country practices followed by us see “Item 16G - Corporate Governance”.

Board of Directors

Our Board of Directors consists of seven members. Our directors are elected at the annual general meeting for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected or upon earlier termination in circumstanced referred to under the Companies Law or our Articles. Our Articles provide that we may have no less than five nor more than fourteen directors.

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service, other than our President and Chief Executive Officer, Dr. Anat Cohen-Dayag, with whom we entered into an employment agreement. For additional information on the employment agreement entered into with Dr. Cohen-Dayag, please see “Item 6 - Directors, Senior Management and Employees - B. Compensation - Compensation to our President and Chief Executive Officer.”

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

External Directors and Independent Directors under the Companies Law

Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. We, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on the Nasdaq Global Market, may exempt ourselves from the requirement of having external directors on our board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee. On June 7, 2018, our board of directors determined to opt out of the requirement to elect and have external directors, since at that time (and since that time) we have not had a controlling shareholder and as we have been complying with the Nasdaq majority board independence requirement, and with the Nasdaq and SEC audit and compensation committee composition requirements. In accordance with this decision, we currently have no external directors on our board of directors.

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

Under the Companies Law, an 'independent director' is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Market, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our chief executive officer, meets the ‘independent directors’ criteria under the Companies Law.

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

Financial and Accounting Expertise under the Companies Law

Pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated there under and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach qualifies as such.

Board Committees

Audit Committee

The Companies Law requires public companies such as ours to appoint an audit committee, the responsibilities of which include, among other things: (i) identifying flaws in the management of the company’s business, among other things, in consultation with the company’s internal auditor or external auditor,  and making recommendations to the board of directors as to how to correct them, (ii) reviewing and considering certain related party transactions and certain actions involving conflicts of interest (as well as deciding whether certain actions specified in the Companies Law are considered material or non-material and whether certain transactions are considered exceptional or ordinary), (iii) establishing procedures to be followed with respect to related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee, (iv) determining procedures for approving certain related party transactions with a “controlling shareholder”, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions, (v) reviewing the internal auditor’s work program performance, examining the company’s internal control structure and processes and determining whether the internal auditor has the requisite tools and resources required to perform his or her role, (vi) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ, (vii) overseeing the accounting and financial reporting processes of the Company, and (viii) providing arrangements regarding employee complaints with respect to flaws in the management of the Company’s business.

Under the Nasdaq Listing Rules, we are required to maintain an audit committee that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of our external auditor. However, under Israeli law and our Articles, the appointment of external auditor requires the approval of the shareholders and their compensation requires the approval of our board of directors. In addition, as described above, pursuant to the Companies Law, the audit committee is required to examine the external auditor’s scope of work as well as the external auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of our external auditor is approved by our shareholders at the audit committee’s recommendation and its compensation for audit and non-audit services is approved by the board of directors following the audit committee’s recommendation.

We have adopted a charter for the audit committee, which sets forth the purpose and responsibilities of such committee.

In carrying out its duties, the audit committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the board of directors. The audit committee also generally monitors the services provided by the Company’s external auditor to ensure their independence and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the audit committee and the audit committee discusses with our external auditor the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements, as and when it deems it appropriate to do so.

Under the Nasdaq Listing Rules, the audit committee is required to consist of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise.

We have an audit committee consisting of three directors, Mr. Gilead Halevy, who serves as the chairman of our audit committee, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, all of whom are financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules. Additionally, each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members under the Nasdaq Listing Rules.

The audit committee composition requirements referred to under Section 115 of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the U.S. Securities Law and Nasdaq Listing Rules described above.

Compensation Committee

The Companies Law generally provides that public companies such as the Company must appoint a compensation committee, the responsibilities of which include, among others: (i) reviewing and making recommendations to the board of directors with respect to our Compensation Policy and with respect to any updates which may be required thereto from time to time, (ii) reviewing the implementation of the Compensation Policy by the Company, (iii) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders, (iv) exempting, under certain circumstances, a transaction relating to the Terms of Office and Employment of Office Holders from the requirement of approval of the shareholders, and (v) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including, incentive compensation and equity based plans. Under the Companies Law, the compensation committee may need to seek the approval of the board of directors and the shareholders for certain compensation-related decisions, (see “Item 6 - Directors, Senior Management and Employees - B. Compensation - Approvals Required for Office Holders Terms of Employment”).

We have adopted a charter for the compensation committee, which sets forth the purpose and responsibilities of such committee.

Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Listing Rules). Each compensation committee member must also be deemed by our board of directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules, which requires, among other things, that our board of directors considers the source of each such committee member’s compensation in considering whether he or she is independent.

The compensation committee composition requirements referred to under Section 118A of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the Nasdaq majority board independence requirement and with US Securities Law and Nasdaq Listing Rules concerning the composition of the compensation committee.

We have a compensation committee consisting of three directors, Mr. Sanford (Sandy) Zweifach, who serves as the chairman of our compensation committee, Dr. Kinneret Livnat Savitzky and Eran Perry. Each member of our compensation committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Nomination and Corporate Governance Committee

The Nasdaq Listing Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Mr. Paul Sekhri, who serves as the chairman of our nomination and corporate governance committee, Dr. Kinneret Livnat Savitzky and Mr. Sanford (Sandy) Zweifach, each an independent director, are the members of our nomination and corporate governance committee, which, among other responsibilities, recommends director nominees for our board’s approval.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedures. Under the Companies Law, an interested party or an Office Holder of a company, or a relative of an interested party or of an Office Holder of a company, as well as the company’s external auditor or any one on behalf of the external auditor may not serve as a company’s internal auditor. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after providing the internal auditor with the opportunity to present his or her position to the board of directors and to the audit committee. An interested party is defined in the Companies Law as a holder of 5% or more of the company’s outstanding shares or voting rights, any person or entity who has the right to designate one or more directors or the chief executive officer of the company or any person who serves as a director or as a chief executive officer of the company.

Ms. Sharon Cohen of Brightman, Almagor, Zohar & Co., a member firm of Deloitte Touche Tohmatsu, has served as our internal auditor since 2019 (replacing a different partner at Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu). Ms. Sharon Cohen is not an employee, affiliate or Office Holder of the Company, or affiliated with the Company’s external auditor.

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, one other individual was an Office Holder as of December 31, 2019.

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

Disclosure of Personal Interests of Office Holders and Approval of Certain Transactions

The Companies Law requires that an Office Holder promptly discloses to the company any personal interest that the Office Holder may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or a Relative. In addition, the Office Holder must also disclose any interest held by any corporation in which the Office Holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction which is either not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

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

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s Relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an Office Holder of such company, with respect to such person’s Terms of Office and Employment as an Office Holder, and if such person is an employee of the company but not an Office Holder, with respect to such person’s employment by the company, generally require the approval of each of the audit committee (or with respect to Terms of Office and Employment, the compensation committee), the board of directors and the shareholders of the company, in that order. The shareholder approval must fulfill one of the following requirements: (i) it received the positive vote of at least a majority of the voting rights in the company who are present and voting in the meeting and held by shareholders who do not have a personal interest in the transaction; (abstentions are disregarded) or (ii) the voting rights held by shareholders who have no personal interest in the transaction and who have voted against the transaction, do not exceed two percent of the voting rights in the company.

Any extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years generally need to be brought for re-approval in accordance with the above procedure every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto and has been approved by the shareholders for such longer duration.

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

Shareholders Duties

Pursuant to the Companies Law, a shareholder has a duty to: (i) act in good faith in fulfilling his obligations towards the company and the other shareholders; and (ii) refrain from abusing his or her power with respect to the company, including, when voting at a general meeting with respect to the following matters: (a) an amendment to the company’s articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) approval of interested party transactions that require shareholders’ approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty of fairness towards the company. The Companies Law does not describe the substance of such duty of fairness but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder's position.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2019, 2018 and 2017 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2019	December 31, 2018	December 31, 2017
Research & Development	37	66	78
Administration, Accounting and Operations	23	21	20
Marketing and Business Development	1	2	3
Total	61	89	101

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in South San Francisco, California. On December 31, 2017, 71 of our employees were located in Israel and 30 were located in the United States and on December 31, 2018, 61 of our employees were located in Israel and 28 were located in the United States and on December 31, 2019, 54 of our employees were located in Israel and 7 were located in the United States.

We consider our relations with our employees to be satisfactory and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we are subject to certain labor related statutes and to certain provisions of expansion orders the Israeli Minister of the Economy has given to collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to our Israeli employees. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years pursuant to expansion orders.

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2l to our 2019 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 15, 2020, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 15, 2020. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 68,419,330 ordinary shares outstanding as of February 15, 2020.

Beneficial Owner	Amount Owned	Percent of Class

Anat Cohen-Dayag(1)	887,437	1.28%
All directors and executive officers as a group (12 persons)(2)	1,946,069	2.77%

___________________

(1)
Includes (i) 97,437 shares held by Dr. Cohen-Dayag, and (ii) 790,000 shares subject to options that are exercisable within 60 days after February 15, 2020 with a weighted average exercise price of $5.37 per share, and which expire between July 2021 and March 2029.

(2)
Includes (i) a total of 1,810,360 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 15, 2020 with a weighted average exercise price of $5.00 per share and which expire between July 2021 and March 2029, and (ii) a total of 135,709 ordinary shares held by directors and executive officers.

Share Option Plans

We maintain one active share option plan, plus one additional share option plan under which prior grants remain outstanding, for our employees, directors and consultants. In addition to the discussion below, see Note 8 to our 2019 consolidated financial statements.

Our board of directors administered our share option plans until February 2014 and as of such date our compensation committee administers our share option plans and has the authority to designate terms of the options granted under our plans including the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. Options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our board of directors. The administration of our share option plans by the compensation committee is subject to applicable law (including with respect to the required approval procedure of compensation to Office Holders under the Companies Law (for additional information on the approval procedure of compensation to Office Holders, see “Item 6. Directors, Senior Management and Employees - B. Approvals Required for Office Holders Terms of Employment”)).

Compugen Share Option Plan (2000)

The Compugen Share Option Plan (2000), or the 2000 Option Plan, enabled granting options for up to an aggregate of 10,191,511 ordinary shares of the Company to our and our subsidiaries’ employees, directors and consultants. No further options are being granted under this plan following a July 25, 2010 decision of our board of directors which resolved to cancel the 2000 Option Plan. As of December 31, 2019, options to purchase 271,750 ordinary shares at a weighted average exercise price of approximately $4.14 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2000 Option Plan. Options to purchase 7,224,609 ordinary shares under the 2000 Option Plan have previously been exercised through December 31, 2019 at a weighted average exercise price of approximately $2.65. As of December 31, 2019, outstanding options granted by the Company pursuant to this plan expire between February 2020 and July 2020 (subject to terms of the plan).

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the Compugen 2010 Share Incentive Plan, or the 2010 Plan. The adoption of the 2010 Plan was approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. As of December 31, 2019, 10,395,152 shares are reserved for grant under the 2010 Plan. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board of directors last increased the number of shares available under the 2010 Plan in August 2017. See “Item 16G. Corporate Governance.”

If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by our Board of Directors. As of December 31, 2019, options to purchase 7,830,595 ordinary shares at a weighted average exercise price of approximately $4.53 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2010 Plan. Options to purchase 1,269,753 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2019 at a weighted average exercise price of approximately $4.28. Options to purchase 1,294,804 ordinary shares remain available for future grant as of December 31, 2019. As of December 31, 2019, outstanding options granted by the Company pursuant to this plan expire between January 2020 and November 2029 (subject to terms of the plan).

Administration of our Share Options Plans

Our board of directors elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance) for the grant of options to Israeli grantees.

Pursuant to Section 102 of the Tax Ordinance, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, may under certain circumstances also be considered part of an employee’s regular salary and subject to such employee’s regular tax rate applicable to such salary. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 15, 2020 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. As of February 15, 2020, there were a total of 42 holders of record of our ordinary shares, of which 26 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 99.7% of the outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 15, 2020.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	8,975,310	13.12%
Nikko Asset Management Co., Ltd.(3)	8,149,982	11.91%
Sumitomo Mitsui Trust Holdings, Inc.(4)	8,149,982	11.91%

(1)	Based upon 68,419,330 ordinary shares issued and outstanding as of February 15, 2020.

(2)
Based upon information provided by the shareholder in its Form 13G/A filed with the SEC on February 14, 2020. With respect to the ordinary shares reported in its Schedule 13G/A, ARK Investment Management LLC, or ARK, indicated as having (i) sole voting power with respect to 68,740,866 ordinary shares, (ii) shared voting power with respect to 91,315 ordinary shares, (iii) sole dispositive power with respect to 8,975,310 ordinary shares, and (iv) no shared dispositive power with respect to ordinary shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 8,975,310ordinary shares. The address of the principal business office of ARK is 3 East 28th Street, 7th Floor, New York, NY 10016.

(3)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 12, 2020. With respect to the ordinary shares reported in the Schedule 13G/A, Nikko Asset Management Co., Ltd., or Nikko, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares, (ii) shared voting power with respect to 6,168,753 ordinary shares, and (iii) shared dispositive power with respect to 8,149,982 ordinary shares. Furthermore, in such filing Nikko indicated aggregate beneficial ownership of 8,149,982 ordinary shares. The address of the principal business office of Nikko is 605 Third Avenue, 38th Floor, New York, NY 10158.

(4)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 12, 2020. With respect to the ordinary shares reported in the Schedule 13G/A, Sumitomo Mitsui Trust Holdings, Inc., or Sumitomo, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares and (ii) shared voting power and dispositive power with respect to 8,149,982 ordinary shares. Furthermore, in such filing Sumitomo indicated aggregate beneficial ownership of 8,149,982 ordinary shares. The address of the principal business office of Sumitomo is 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” since January 1, 2020, we have not entered into any related party transaction.

Indemnification and Exemption Agreements

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Accordingly, we release our Office Holders from liability and indemnify them to the fullest extent permitted by law and provide them with letters of indemnification and exemption and release for this purpose, in the form approved at a Special General Meeting of the shareholders which took place in September 2013. Under the letters of indemnification and exemption and release (i) Compugen’s undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) is limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that Compugen undertakes towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed $5 million.

Our Office Holders are also covered by directors’ and officers’ liability insurance. For more information see “Item 6. Directors, Senior Management and Employees - B. Compensation - Insurance, Indemnification and Exemption.”

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated financial statements are included beginning on page F-1 of this annual report. See also “Item 18. Financial Statements.”

Legal Proceedings

Currently, we are not a party to any legal or arbitration proceedings, including governmental proceedings, that are pending or known to be contemplated, that our management believes, individually or in the aggregate, may have, or have had in the recent past, a significant effect on our financial position or profitability, nor are we party to any material proceeding in which any director, member of our senior management or affiliate is a party adverse to us or our subsidiary or has a material interest adverse to us or our subsidiary.

Dividend Distribution Policy

We have never paid any cash dividends on our ordinary shares, and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain any earnings we have (if any) for use in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our Approved Enterprises and/or Benefiting Enterprises programs, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 8 to our 2019 consolidated financial statements and “Item 10. Additional Information - E. Taxation.”

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were listed on The Nasdaq Global Market through June 16, 2009. On June 17, 2009, the listing of our ordinary shares was transferred from The Nasdaq Global Market to The Nasdaq Capital Market, and on January 27, 2014 the listing of our ordinary shares transferred back from The Nasdaq Capital Market to The Nasdaq Global Market. Our trading symbol on Nasdaq is CGEN. Our ordinary shares have been dually listed on the Tel Aviv Stock Exchange since January 2002. Our trading symbol on Tel Aviv Stock Exchange is קמפג.

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

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our Memorandum of Association, or Memorandum, and our Articles. This description does not purport to be complete and is qualified in its entirety by reference to the full text of our Memorandum and Articles.

Objects and Purposes

We are incorporated under the Companies Law under the name Compugen Ltd. Our Memorandum was registered in 1993 and was amended by our shareholders at our 2014 Annual General Meeting. At our 2017 Annual General Meeting, the shareholders adopted and restated the Articles. The purpose of the Company as stated in our incorporation documents is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

Rights Attached to Our Shares

Our authorized share capital is NIS 2,000,000 divided into 200,000,000 ordinary shares of nominal (par) value NIS 0.01 each.

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

Voting Rights

Subject to the provisions of our Articles, holders of ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

Transfer of Shares

Our ordinary shares which have been fully paid-up are transferable by submission of a proper instrument of transfer together with the certificate of the shares to be transferred and such other evidence of title, as the board of directors may require, unless such transfer is prohibited by another instrument or by applicable securities laws.

Dividends

Under the Companies law, dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. If the company does not meet the profit requirement, a court may nevertheless allow the company to distribute a dividend, as long as the court is convinced that there is no reasonable concern that such distribution will prevent the company from being able to meet its existing and anticipated obligations when they become due. Pursuant to our Articles, no dividend shall be paid other than out of the profits of the Company. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors.

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

Liquidation Rights

In the event of our winding up on liquidation or dissolution, subject to applicable law, our assets available for distribution among the shareholders shall be distributed to the holders of ordinary shares in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them, respectively, and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any. This liquidation right may be affected by the grant of limited or preferential rights as to liquidation to the holders of a class of shares that may be authorized in the future.

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

Shareholders Meetings and Resolutions

Our Articles and the Companies Law provide that our annual general meeting shall be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting), and place determined by our board of directors. Our board of directors may, in its discretion, convene additional special shareholders meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of (i) 5% or more of the Company’s issued share capital and one percent or more of its voting rights; or (ii) 5% or more of the Company’s voting rights. All demands for shareholders meetings must set forth the items to be considered at that meeting. If the board of directors does not convene a meeting upon a valid demand of any of the above, then the persons who made the demand, and in the case of shareholders, part of such demanding shareholders holding at least half of the voting rights of such demanding shareholders, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

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

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of one percent or more of a company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or within fourteen days, in case the company publishes at least 21 days prior to publicizing the proxy materials for a shareholder meeting, a preliminary notice stating its intention to convene such meeting,  the agenda thereof, shareholder’s right to propose a matter to be included on the agenda of such meeting and company’s right not to examine such proposals received upon termination of such 14-day period. Any such proposal must further comply with the information requirements under applicable law and the Articles and in the event that such shareholders propose to appoint directors for service on the Company’s board of directors, the proposal must include information regarding the director candidates as well as certain declarations of the director candidates, as required pursuant to the General Meeting Regulations. The agenda for a shareholder meeting is determined by the board of directors and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent of the Company’s voting rights, as detailed above.

Pursuant to the Companies Law and the General Meeting Regulations, shareholder meetings generally require prior notice of not less than 21 days, and not less than 35 days in certain cases. Pursuant to the Articles, we are not required to deliver or serve notice of a general meeting or of any adjournments thereof to any shareholder. However, subject to applicable law and stock exchange rules and regulations, we will publicize the convening of a general meeting in any manner reasonably determined by us, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by us in our sole discretion.

The function of the general meeting is to elect directors, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint external auditor, approve certain interested party transactions requiring general meeting approval as provided in the Companies Law, approve the Company’s merger, exercise of the powers of the board of directors if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, approve amendments of the Articles and transact any other business which under our Articles or applicable law may be transacted by the shareholders of the Company in a general meeting.

Pursuant to our Articles, the quorum required for a meeting of shareholders consists of at least two shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the following week at the same time and place or to such other later day, time and place as the board of directors may determine. At the adjourned meeting, any number of participants will constitute a quorum present, in person, by proxy, by proxy card or by electronic voting; provided, however, that Special General Meeting which was convened by the board of directors upon the demand of shareholders or directors then in office, or directly by such shareholders or directors, in accordance the terms of the Companies Law, shall be cancelled.

Generally, under the Companies Law and our Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, unless a different majority is required by law or pursuant to the Articles, such as a resolution for the voluntary winding up of our Company which requires the approval of holders of 75% of the voting power presented and voting at the meeting.

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

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or to abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - Bayer Collaboration, - Bristol-Myers Squibb Collaboration, - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources” for a discussion of our material contracts.

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, or a “Recognized Exchange”. Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2019) will be imposed on the sale of our traded shares.

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2019) for corporations.

Israeli law also generally exempts non-Israeli residents from capital gains tax on the sale of securities of Israeli companies that are not traded on stock exchange in Israel, provided that the securities were acquired on or after January 1, 2009 and that (i) such gains are not generated through a permanent establishment that the non- Israeli resident maintains in Israel; (ii) the shares were not purchased from a relative; (iii) the sale of shares is not subject to real estate tax.

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

In principle, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid by Israeli publicly traded companies at the rate of 25% so long as the shares are registered with a Nominee Company, which is a company incorporated to be a holder of record and distribution agent of publicly traded or other securities in accordance with the Israeli Securities Law, and at the rate of 30% on dividends paid to Substantial Shareholders whose shares are not registered with a Nominee Company, unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from the Company’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty.

A non-resident of Israel who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes for all or part of the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

U.S. Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income, or the Treaty, is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, subject to the conditions specified in the Treaty. The Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the ordinary shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the Treaty.

Surcharge Tax

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 3% (as of 2017 and currently) was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 641,880 in 2018, NIS 649,560 in 2019 and NIS 651,600 in 2020.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect, or the TP Regulations. Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations have not had a material effect on the Company.

Certain Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of purchasing, owning, and disposing of our ordinary shares. For this purpose, a U.S. holder is, a holder, who for U.S. federal income tax purposes is a beneficial owner of ordinary shares and who is: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

Except where noted, this summary deals only with ordinary shares held as capital assets (generally, property held for investment). It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to Section 451(b) of the Internal Revenue Code of 1986, as amended, or, the Code, partnerships or other pass-through entities (or arrangements treated as a partnership) for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons owning, directly, constructively or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our ordinary shares in exchange for services.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances.

This summary relates only to U.S. federal income taxes and does not address any other tax, including but not limited to, state, local, or foreign taxes and does not describe all of the U.S. federal income tax consequences that may be relevant, including the Medicare contribution and the alternative minimum tax.

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

The discussion under “Distributions” and “Disposition of Ordinary Shares” below describes certain consequences to U.S. holders in the event that we are not a passive foreign investment company, or a PFIC, during any tax year in which a U.S. holder holds our ordinary shares. However, as discussed below under “Passive Foreign Investment Company” below, we believe that we were a PFIC for 2019 and may be a PFIC for one or more subsequent taxable years.

This summary is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific U.S. federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our ordinary shares and the effect of potential changes in applicable tax laws.

Distributions

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

With respect to non-corporate U.S. holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our ordinary shares will generally be considered to be readily tradeable on an established securities market in the United States if they are listed on Nasdaq, which we intend them to be; however, there can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in any year.  If we are a qualified foreign corporation, and we are not classified as a PFIC for the taxable year in which a dividend is paid or the or the preceding taxable year (as discussed below under “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company”), dividend income will generally qualified as “qualified dividend income” in the hands of individual U.S. holders, which is generally taxed at the lower applicable long term capital gains rates, provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied.  U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Disposition of Ordinary Shares

In general, subject to the discussion under – “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company”, a U.S. holder will recognize U.S.-source capital gain or loss upon a taxable disposition of an ordinary share equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the ordinary share is more than one year at the time of the taxable disposition. Subject to certain exceptions (including but not limited to those described under “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses may be subject to limitation. U.S. holders should consult their own independent tax advisors regarding the foreign tax credit rules with respect to any foreign taxes withheld from a taxable disposition of ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

We believe that we were a PFIC for the taxable year ended December 31, 2019 and it is possible that we will be a PFIC for one or more subsequent taxable years.  Whether we will be a PFIC in 2020 or any future taxable years is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive, and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. However, our status as a PFIC is a fact-intensive determination made on an annual basis and cannot be definitively determined until the close of the year in question. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are classified as a PFIC in any taxable year during a U.S. holder’s holding period of our ordinary shares, such U.S. holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs, or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. holder holds the ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

If a U.S. holder has made a QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as capital gain, regardless of whether such earnings or gain have in fact been distributed. A separate election may be made for undistributed income to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. shareholder’s shares in a QEF is increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. holder for the ordinary shares held by such U.S. holder.  An electing U.S. holder would generally take into account as ordinary income or loss each year an amount equal to the difference between the U.S. holder’s adjusted tax basis in such ordinary shares and their fair market value; however, losses would be allowed only to the extent of the excess of amounts previously included in income over ordinary losses deducted in prior years as a result of the mark-to-market election. The adjusted tax basis of a U.S. holder’s ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. Any gain from a sale, exchange or other taxable disposition of the ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other taxable disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

A mark-to-market election is available to a U.S. holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq, and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Interest Rate Risk

As of December 31, 2019, we had $43.9 million in cash, cash equivalents, restricted cash and short-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2019 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 0.6%, 0.8% and 0.4% in 2019, 2018, and 2017, respectively. The appreciation (devaluation) of the U.S. dollar against the NIS was (7.8%), 8.1% and (9.8%) in 2019, 2018 and 2017, respectively. For 2019, assuming a 10% devaluation of the U.S. dollar against the NIS, we would experience exchange rate losses of approximately $1.2 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience an exchange rate gain of approximately $1.0 million. A significant portion of our expenditures is employee compensation‑related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in U.S. dollar terms. The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS‑based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future. For more information, see Note 2 of our 2019 consolidated financial statements.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2019 that are included in this annual report, has issued an attestation report on our internal control over financial reporting as of December 31, 2019.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm in Israel, on internal control over financial reporting as of December 31, 2019 is provided on page F-3, as included under Item 18 of this annual report.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, who serves on our audit committee and who meets the “independence” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2019 and 2018:

	2019	2018
Audit Fees	$133,000	$146,000
Audit Related Fees	$32,500	$90,000
Tax Fees	$8,077	$6,500
All Other Fees	$2,500	$2,500
Total	$176,077	$245,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2019 and 2018 were consultancy relating to withholding tax on payments to foreign suppliers, annual Israeli tax reports and VAT related services; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

Pre-Approval Policies for non-Audit Services

Our audit committee is in charge of a policy and procedures for approval of audit and non-audit services rendered by our external auditor. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our audit committee or the engagement is entered into pursuant to the pre-approval procedure described below. Annually, our audit committee pre-approves specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. All of the fees listed in the table above were approved by our audit committee.

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

Shareholder Approval. Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635. For example, on December 19, 2016 our board of directors elected to follow Israel’s practices in lieu of Nasdaq Listing Rule 5635(c) which requires that companies obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans. We seek shareholder approval in specified situations, including upon issuance of options to directors in their capacity as directors, as required by Israeli law.

Quorum at an Adjourned General Meeting of Shareholders. Consistent with Israeli law, generally, a quorum for an adjourned general meeting of shareholders of the Company is any two shareholders present in person, by proxy, by proxy card or by electronic vote at such meeting. As such, the Israeli quorum requirements for an adjourned meeting are different from the Nasdaq requirement that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

Distribution of Annual Reports. We have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Articles of Association of Compugen, as amended (incorporated by reference to Annex A3 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2019 (File No. 000-30902)).
1.2	Memorandum of Association of Compugen, as amended (incorporated by reference to Annex A2 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2019 (File No. 000-30902)).
4.1	Compugen Ltd. Share Option Plan (2000) (incorporated by reference to Exhibit 10.17 to Compugen’s Registration Statement on Form F-1 filed on August 2, 2000 (File No. 333-12316)).
4.2
Compugen Ltd. 2010 Share Incentive Plan (incorporated by reference to Exhibit 4.6 to Compugen’s annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 12, 2015 (File No. 000-30902)).

4.3@
Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG (“Bayer”) (incorporated by reference to Exhibit 4.7 to Compugen’s annual report on Form 20-F, filed with the SEC on February 18, 2014 (File No. 000-30902)).

4.4@
First Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer dated as of February 5, 2014 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on August 9, 2016 (File No. 000-30902)).

4.5@
Second Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of July 27, 2015 (incorporated by reference to Exhibit 10.2 to Compugen’s Form 6-K, filed with the SEC on August 9, 2016 (File No. 000-30902)).

4.6@
Third Amendment to Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of April 17, 2016 (incorporated by reference to Exhibit 10.3 to Compugen’s Form 6-K, filed with the SEC on August 9, 2016 (File No. 000-30902)).

4.7
Lease dated December 12, 2013, by and between Britannia Pointe Grand Limited Partnership and Compugen USA, Inc. (incorporated by reference to Exhibit 4.8 to Compugen’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 18, 2014 (File No. 000-30902)).

4.8
Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders (incorporated by reference to Exhibit C to Exhibit 99.3 to Compugen’s Form 6-K filed with the SEC on August 2, 2013 (File No. 000-30902)).

4.9
Office Lease Agreement (“Holon Lease”), dated March 2015, by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 99.2 to Compugen’s Form 6-K filed with the SEC on May 5, 2015 (File No. 000-30902)).

4.10
Amendment to Holon Lease made and entered into on November 26, 2015 by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 4.10 to Compugen’s annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016 (File No. 000-30902)).

4.11@
License Agreement, between the Company and MedImmune Limited (“MedImmune”), entered into as of March 30, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on May 9, 2018 (File No. 000-30902)).

4.12@
Amendment No. 1 to the License Agreement, between the Company and MedImmune, dated May 9, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on August 1, 2018 (File No. 000-30902)).

4.13
Securities Purchase Agreement, dated as of June 14, 2018, by and among the Company and the purchasers named therein (incorporated by reference to Exhibit 1.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

4.14	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).
4.15@
Master Clinical Trial Collaboration Agreement, between the Company and Bristol-Myers Squibb Company, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on November 7, 2018 (File No. 000-30902)).

4.16#
Amendment No. 1 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol-Myers Squibb Company, dated February 14, 2020 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on February 20, 2020 (File No. 000-30902)).

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
101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Balance Sheets as of December 31, 2019 and 2018; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements.

*	Filed herewith.

@	Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions.

#
Portions of this exhibit (indicated by asterisks therein) have been omitted pursuant to the provisions specified in the report on Form 6-K filed with the Securities and Exchange Commission on February 20, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD. Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: February 24, 2020

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the "Company") as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2020 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002
Tel-Aviv, Israel
February 24, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting
We have audited Compugen Ltd. and its subsidiary's (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 24, 2020 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
February 24, 2020

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$9,187	$5,861
Restricted cash		652	605
Short-term bank deposits		34,040	39,209
Other accounts receivable and prepaid expenses	3	1,121	903

Total current assets		45,000	46,578

NON-CURRENT ASSETS:
Long-term prepaid expenses		693	776
Severance pay fund		2,485	2,454
Operating lease right of use asset	4	3,247	-
Property and equipment, net	5	2,338	3,372

Total non- current assets		8,763	6,602

Total assets		$53,763	$53,180

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$1,088	$2,946
Short-term deferred participation in R&D expenses		774	1,089
Current maturity of operating lease liability	4	600	-
Other accounts payable and accrued expenses	6	4,357	5,954

Total current liabilities		6,819	9,989

NON- CURRENT LIABILITIES:
Long- term deferred participation in R&D expenses		2,691	3,003
Long- term operating lease liability		2,978	-
Accrued severance pay		2,954	2,945

Total non-current liabilities		8,623	5,948

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 and 100,000,000 shares authorized at December 31, 2019 and 2018, respectively; 67,922,836 and 59,849,784 shares issued and outstanding at December 31, 2019 and 2018, respectively		187	164
Additional paid-in capital		396,312	367,920
Accumulated other comprehensive income		-	-
Accumulated deficit		(358,178)	(330,841)

Total shareholders' equity		38,321	37,243

Total liabilities and shareholders' equity		$53,763	$53,180

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2019	2018	2017

Revenue		$-	$17,800	$-
Cost of revenue		-	1,034	-

Gross profit		-	16,766	-

Operating expenses:

Research and development expenses, net		19,816	30,318	28,583
Marketing and business development expenses		651	1,634	1,189
General and administrative expenses		8,412	8,041	7,633

Total operating expenses		28,879	39,993	37,405

Operating loss		(28,879)	(23,227)	(37,405)

Financial and other income, net	12	820	628	339

Loss before taxes on income		(28,059)	(22,599)	(37,066)
Taxes on income	9	722	-	-

Net loss		(27,337)	(22,599)	(37,066)

Basic net loss per share		$(0.43)	$(0.41)	$(0.72)

Diluted net loss per share		$(0.43)	$(0.41)	$(0.72)

Other comprehensive loss:

Unrealized gain arising during the period from foreign currency derivative contracts		-	-	17
Realized loss (gain) arising during the period from foreign currency derivative contracts		-	(17)	(7)

Total comprehensive loss		$(27,337)	$(22,616)	$(37,056)

Weighted average number of ordinary shares used in computing basic net loss per share		63,636,673	55,277,428	51,179,694

Weighted average number of ordinary shares used in computing diluted net loss per share		63,636,673	55,277,428	51,179,694

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		capital	income	deficit	equity

Balance as of January 1, 2017	51,131,534	$140		$334,337	$7	$(270,965)	$63,519

Options exercised	161,536	(*	)	201	-	-	201
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,633	-	-	2,633
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-		-	10	-	10
Cumulative effect adjustment from adoption of ASU 2016-09	-	-		211	-	(211)	-
Net loss	-	-		-	-	(37,066)	(37,066)

Balance as of December 31, 2017	51,293,070	140		337,382	17	(308,242)	29,297

Options exercised	765,420	2		683	-	-	685
Issuance of shares and warrants, net	7,791,294	22		27,689	-	-	27,711
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,166	-	-	2,166
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-		-	(17)	-	(17)
Net loss	-	-		-	-	(22,599)	(22,599)

Balance as of December 31, 2018	59,849,784	164		367,920	-	(330,841)	37,243

Options exercised	878,378	3		3,246	-	-	3,249
Issuance of shares, net	7,194,674	20		22,738	-	-	22,758
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,408	-	-	2,408
Net loss	-	-		-	-	(27,337)	(27,337)

Balance as of December 31, 2019	67,922,836	187		396,312	-	(358,178)	38,321

*)          Represent less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net loss	$(27,337)	$(22,599)	$(37,066)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,408	2,166	2,633
Depreciation	989	1,394	1,593
Increase (decrease) in severance pay, net	(22)	46	(33)
Loss (gain) from property and equipment sales and disposals	(135)	52	-
Decrease (increase) in interest receivables from short-term bank deposits	66	(288)	247
Decrease (increase) in other accounts receivable and prepaid expenses	(142)	(179)	422
Decrease (increase) in long-term prepaid expenses	83	(666)	(18)
Decrease in operating lease right of use asset	2,165	-	-
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(3,502)	2,691	1,564
Increase (decrease) in deferred participation in R&D expenses	(627)	4,092	-
Decrease in operating lease liability	(1,834)	-	-

Net cash used in operating activities	(27,888)	(13,291)	(30,658)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	59,403	27,400	71,560
Investment in short-term bank deposits	(54,300)	(62,403)	(24,900)
Purchase of property and equipment	(155)	(158)	(385)
Proceeds from sale of property and equipment	382	2	-

Net cash provided by (used in) investing activities	5,330	(35,159)	46,275

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	22,758	27,711	-
Proceeds from exercise of options	3,173	685	201

Net cash provided by financing activities	25,931	28,396	201

Increase (decrease) in cash, cash equivalents and restricted cash	3,373	(20,054)	15,818
Cash, cash equivalents and restricted cash at the beginning of the year	6,466	26,520	10,702

Cash and cash equivalents and restricted cash at the end of the year	9,839	$6,466	$26,520

Supplemental disclosure of non-cash investing and financing activities:

Change in receivables from foreign currency derivative contracts	$-	$17	$(10)

Purchase of property and equipment	$47	$15	$33

Receivables on account of shares	$76	$-	$-
Right of use asset	$363	$-	$-
Operating lease liability	$(363)	$-	$-

Cash paid (received) during the year for:

Cash paid for amounts included in the measurement of lease liabilities	$1,577	$-	$-
Interest payments received from bank short-term deposits and cash equivalents	$1,002	$355	$640

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -     GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints the Company discovered computationally, COM701, BAY 1905254 and COM902. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from its United States subsidiary in South San Francisco, CA.

c.
The Company has incurred losses in the amount of $ 27,337 during the year ended December 31, 2019, has an accumulated deficit of $ 358,178 as of December 31, 2019 and has an accumulated negative cash flow from operating activities in the amount of $ 27,888 for the year ended December 31, 2019. On February 26, 2019, the Company announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations. The restructuring included reducing its workforce by 35%, consolidating R&D activities in one location in Israel and outsourcing certain preclinical activities to third-party service providers. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements through mid-2021.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and, following the return of the CGEN 15022 program in 2017, the Company is eligible to receive an aggregate of over $ 250,000 in potential milestone payments for the BAY 1905254 program, not including aggregate milestone payments of approximately $ 23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, BAY 1905254 program (formerly CGEN-15001T) was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing license from Compugen.

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

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibbs’ PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

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

In conjunction with the signing of the Agreement, Bristol-Myers Squibb made a $ 12,000 investment in Compugen, see Note 8b.

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

Restricted cash is held in interest bearing saving accounts which are used as a security for the Company's Israeli facility leasehold bank guarantee and credit card security for Compugen USA Inc.

f.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

The short-term bank deposits as of December 31, 2019 and 2018 are in U.S. dollars and bear an annual weighted average interest rate of 2.37% and 2.35%, respectively.

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

h.        Impairment of long-lived assets:

The long-lived assets of the Company and Compugen USA, Inc. are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2019, 2018 and 2017, no impairment losses have been identified.

i.         Revenue recognition:

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

For information regarding disaggregated revenues, please refer to Note 11 below.

j.         Cost of revenues:

Cost of revenues consist of certain royalties and milestones paid.

k.        Research and development expenses, net:

Research and development costs are charged to the statement of comprehensive loss as incurred and are presented net of the amount of any grants the Company receives for research and development in the period in which the grant was received.

The portion of the Bristol-Myers Squibb $ 12,000 investment over the fair market value of the shares issued in the amount of $ 4,121 was considered as deferred participation of Bristol-Myers Squibb in R&D expenses which is amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1i and Note 8b.

Amortization of participation in R&D expenses for the years ended December 31, 2019 and 2018 were $ 627 and $ 29, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.         Severance pay:

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

Severance expenses for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $ 366, $ 556 and $ 365, respectively.

m.       Stock-based compensation:

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, "Compensation - Stock Compensation", ("ASC 718"), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company accounts for forfeitures as they occur. The value of the pro-rata portion of the award, assuming no forfeiture, is recognized in the Company's consolidated statement of comprehensive loss as an expense over the requisite service periods. Upon forfeiture the expense is adjusted so that expense is recognized for the portion of the award that is actually vested.

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

The Company used the following weighted-average assumptions for options granted to employees and directors:

	Year ended December 31,
	2019	2018	2017

Volatility	54.29%	53.21%	50.7%
Risk-free interest rate	1.96%	2.9%	1.86%
Dividend yield	0%	0%	0%
Expected life (years)	5.0	4.9	4.8

n.        Concentration of credit risks:

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

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company's derivative instruments is major financial institution. As of December 31, 2019 and 2018 there were no such contracts.

o.        Basic and diluted loss per share:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.        Basic and diluted loss per share (Cont.):

All outstanding share options and warrants for the years ended December 31, 2019, 2018 and 2017 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2019, 2018 and 2017 the total weighted average number of shares related to outstanding options excluded from the calculations of diluted net loss per share were 12,754,803, 11,035,644 and 8,774,219, respectively.

p.        Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes", ("ASC 740") which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2019 and 2018, a full valuation allowance was provided by the Company.

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

q.        Fair value of financial instruments:

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

q.        Fair value of financial instruments (Cont.):

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

The Company measures its investment in foreign currency derivative contracts at fair value (see also Note 10).

r.         Derivative instruments:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.         Derivative instruments (Cont.):

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of December 31, 2019 and 2018, the Company had no outstanding forward contracts. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such during 2019 ,2018 and 2017 total gains in the amounts of $ 0, $ 20 and $ 422, respectively, were recognized and were classified to operating expenses as effective hedge. For the years ended 2019 ,2018 and 2017 an unrealized gain in the amount of $ 0, $ 0 and $ 17, respectively, were recognized under other comprehensive income (loss).

s.	Comprehensive income (loss):

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

The Company determined that its items of other comprehensive income (loss) relate to unrealized gains (losses) on foreign currency derivative contracts.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently adopted Accounting Standards:

1.
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." (“ASC 842”) ASC 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under ASC 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures.

The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach and consequently did not restate comparative periods. In addition, the Company elected the available practical expedients on adoption which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs.

The Company leases real estate, cars and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease. As of December 31, 2019, all arrangements were classified as operating leases.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease expenses are recognized on a straight-line basis over the lease term. Some of the lease agreements include rental payments adjusted periodically for inflation. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies. The Company’s lease agreements do not contain any material residual value guarantees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently adopted Accounting Standards (Cont.):

The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis.

Some of the real estate leases contain variable lease payments, including payments subject to annual changes in the Consumer Price Index (CPI). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred.

Upon adoption of ASC 842 as of January 1, 2019, the Company recorded right-of-use leased assets and corresponding liabilities of $ 5,049.

See note 4 for additional disclosures.

2.
The Company also adopted ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation – Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. The adoption of this guidance has no material impact on the Company’s financial statements.

NOTE 3: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$780	$736
Government authorities	35	109
Other	306	58

	$1,121	$903

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company's operating leases have original lease periods expiring between 2020 and 2022. The offices in Israel lease includes two options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. The Company has an option to extend the lease of its offices in Israel until 2026, which is reasonably certain to be assured.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

Under ASC 842, all leases with durations greater than 12 months, including non-cancelable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled Operating lease right of use asset. The corresponding lease liabilities are split between Current maturity of operating lease liability within current liabilities and Long-term operating lease liability within long-term liabilities.

The Company subleases small part of its leased premises. Sublease income in the year ended December 31, 2019, amounted to $ 30.

The following table represents the weighted-average remaining lease term and discount rate:

Twelve months ended
December 31, 2019

Weighted average remaining lease term	5.8 years
Weighted average discount (annual) rate	8.9%

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 1,586, $ 1,680 and $ 1,379 in the years ended December 31, 2019, 2018 and 2017, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

December 31, 2019

2020	$886
2021	779
2022	787
2023	658
2024 and after	1,454
Total operating lease payments	$4,564
Less: imputed interest	986
Present value of lease liabilities	$3,578

Lease liabilities, current	$600
Lease liabilities, non- current	2,978
Present value of lease liabilities	$3,578

The above annual minimum future rental commitments include a first option to extend the lease of the Company facility for additional five-year period and exclude a second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

NOTE 5: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Computers, software and related equipment	$1,365	$1,371
Laboratory equipment and office furniture	3,538	5,808
Leasehold improvements	2,316	2,536

	7,219	9,715
Accumulated depreciation:

Computers, software and related equipment	1,152	1,166
Laboratory equipment and office furniture	2,821	4,247
Leasehold improvements	908	930

	4,881	6,343

Depreciated cost	$2,338	$3,372

During 2019 and 2018 total cost of $ 2,698 and $ 87, respectively and total accumulated depreciation of $ 2,451 and $ 33, respectively were disposed from the consolidated balance sheets.

For the years ended December 31, 2019, 2018 and 2017, depreciation expenses were approximately $ 989, $ 1,394 and $ 1,593, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2018

Employees and related accruals	$2,646	$2,504
Royalties payments related to milestone payments from Bayer	-	234
Accrued expenses	1,711	3,216

	$4,357	$5,954

NOTE 7: -	COMMITMENTS AND CONTINGENCIES

a.
The Company provided bank guarantees in the amount of $ 615 related to its offices in Israel, car leases in Israel, foreign currency derivative contracts and credit card security for its U.S. subsidiary. The Company also provided guarantee for the benefit of the landlord of its subsidiary’s old premises, to secure obligations of its sublessee toward its landlord. The subsidiary’s old lease term ends on May 31, 2021.

b.
Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, (the "IIA"), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2019, 2018 and 2017, the Company had an aggregate of paid and accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ 0, $ 534 and $ 0, respectively.

As of December 31, 2019, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 9,147.

c.
On June 25, 2012 the Company entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). For the years ended December 31, 2019, 2018 and 2017, the Company incurred such Contingent Fees in the amounts of $ 0, $ 500 and $ 0.

d.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Under the agreement the Advisor was entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated except for certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

For the years ended December 31, 2019, 2018 and 2017, the Company had an aggregate of paid and accrued payments recorded as marketing and business development expenses in the consolidated statement of comprehensive loss in the amount of $ 0, $ 312 and $ 0, respectively.

e.
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

NOTE 8:-      SHAREHOLDERS' EQUITY

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

On May 25, 2018, the Company entered into a Controlled Equity OfferingSM sales agreement with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), under an “at-the-market” ("ATM") offering, having an aggregate offering price of up to $ 25,000 (the “ATM Shares”). Any ATM Shares offered and sold were issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-213007) and the related prospectus declared effective by the Securities and Exchange Commission (the “SEC”) on October 11, 2016 (the “Registration Statement”), as supplemented by a prospectus supplement, dated May 25, 2018. As of December 31, 2019, 7,245,268 shares were issued and sold under the ATM, with proceeds of approximately $ 22,914 (net of $ 781 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      SHAREHOLDERS' EQUITY (Cont.)

b.	Issuance of shares: (Cont.)

On June 14, 2018, the Company entered into securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company at a purchase price of $ 3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional ordinary shares. The Warrants are exercisable at a price of $ 4.74 per Ordinary Share and have a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $ 19,767 (net of $ 1,233 issuance expenses).

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol-Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol-Myers Squibb made a $ 12,000 equity investment in the Company. Under the terms of the securities purchase agreement, Bristol-Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $ 4.95 per share. The share price represents a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $ 4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $ 7,788 (net of $ 91 issuance expenses) were considered equity investment.

c.	Share option plans:

Under the Company's 2000 and 2010 Share Option Plans as amended (together, the "Plan"), options may be granted to employees, directors and non-employees of the Company and Compugen USA Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 10,395,152 ordinary shares. The Company's Board of Directors last amended the Plan in August 2017, to increase the number of shares available under the 2010 Plan. As of December 31, 2019, 1,294,804 under the 2010 Share Option Plan of the Company are still available for future grant.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      SHAREHOLDERS' EQUITY (Cont.)

c.	Share option plans: (Cont.)

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company's ordinary shares on the date of grant, unless otherwise determined by the Company's board of directors. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company.

Any options that are cancelled or forfeited before expiration become available for future grants.

Transactions related to the grant of options to employees and directors under the above plans during the year ended December 31, 2019, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,202,438	4.69	5.97	-
Options granted	1,513,000	3.46
Options exercised	(878,378)	3.70
Options forfeited	(1,609,382)	5.08
Options expired	(3,333)	2.46

Options outstanding at end of year	7,224,345	4.47	5.95	12,816

Exercisable at end of year	4,165,052	5.24	4.12	4,961

Weighted average fair value of options granted to employees and directors during the years 2019, 2018 and 2017 was $ 1.67, $ 1.55 and $ 1.66 per share, respectively.

Aggregate intrinsic value of exercised options by employees and directors during the years 2019, 2018 and 2017 was $ 979, $ 1,521 and $ 351, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company's share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      SHAREHOLDERS' EQUITY (Cont.)

c.	Share option plans: (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of calendar 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. This amount is impacted by the changes in the fair market value of the Company's shares.

d.	Options to non-employees:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	768,000	5.57	3.65	-
Options granted	280,000	3.83
Options exercised	-	-
Options forfeited	(130,000)	5.87
Options expired	(40,000)	6.38

Options outstanding at end of year	878,000	4.93	3.32	1,126

Exercisable at end of year	430,500	6.06	1.68	165

The Company used the following weighted-average assumptions for general options granted to non-employees:

	Year ended December 31,
	2019	2018	2017

Volatility	56.20%	55.15%	52.09%
Risk-free interest rate	1.71%	2.54%	2.21%
Dividend yield	0%	0%	0%
Expected life (years)	6.00	5.85	5.23

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      SHAREHOLDERS' EQUITY (Cont.)

e.
As of December 31, 2019, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 4,930 which is expected to be recognized over a weighted average period of approximately 2.85 years.

The stock-based compensation expenses are included as follows in the expense categories:

	Year ended December 31,
	2019	2018	2017

Research and development expenses	$1,151	$948	$1,331
Marketing and business development expenses	46	215	187
General and administrative expenses	1,211	1,003	1,115

	$2,408	$2,166	$2,633

NOTE 9:-      INCOME TAXES

a.	Israeli taxation:

1.	Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate as follow: 2017- 24% and 23% in 2018 and 2019.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances as of December 31, 2019 and 2018 have been calculated based on the revised tax rates.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

a.	Israeli taxation: (Cont.)

2.	Measurement of taxable income in US dollars:

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

The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. This period expired and the Company are no longer entitled for “Approved Enterprise” benefits.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

a.	Israeli taxation: (Cont.)

3.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"): (Cont.)

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

Another condition for receiving the benefits under the alternative track in respect of expansion programs pursuant to Amendment 60 is a minimum qualifying investment. The Company was eligible under the terms of minimum qualifying investment and elected 2012 as its "year of election".

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

As of December 31, 2019, there was no taxable income attributable to the Beneficiary Enterprise.

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

Commencing 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates.

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2019. The Company's position may change in the future.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

a.	Israeli taxation: (Cont.)

3.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"): (Cont.)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2016 and 2017 Budget Years), 2016, which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2016 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to rules that were issued by the Minister of Finance in May 2017. The new tax tracks under the Amendment are as follows:

Preferred Technological Enterprise ("PTE") - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion in a tax year. A PTE, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2019 and 2018, since the Company estimates that it will not implement the PTE tax track.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

a.	Israeli taxation: (Cont.)

4.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law") (Cont.):

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

As of December 31, 2019, Compugen Ltd.'s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 279,100. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

b.	Non-Israeli subsidiary, Compugen USA, Inc.: (Cont.)

As of December 31, 2019, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 5,100 which expires in the years 2023 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic (Israel)	$28,799	$23,588	$37,939
Foreign	(740)	(989)	(873)

	$28,059	$22,599	$37,066

d.
Taxes on income for the year ended December 31, 2019 is comprised from refund of withholding tax payments, which were deducted from milestone payments by the German tax authorities. There were no withholding tax payments for the years ended December 31, 2019, 2018 and 2017.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      INCOME TAXES (Cont.)

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

	December 31,
	2019	2018

Operating loss carryforward	$65,267	$57,564
Research and development	9,377	10,098
Accrued social benefits and other	863	1,456
Right of use assets	(763)	-
Lease liabilities	840	-
Property and equipment	1	(11)

Deferred tax asset before valuation allowance	75,585	69,107
Valuation allowance	(75,585)	(69,107)

Net deferred tax asset	$-	$-

The Company and Compugen USA, Inc. have provided full valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the operating loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

NOTE 10:-    FAIR VALUE MEASUREMENTS

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2018
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	$17	$-	$17	$-

Total financial assets	$17	$-	$17	$-

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company's business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, clinical operations, marketing and business development. The Company follows ASC 280, "Segment Reporting." Total revenues are attributed to geographic areas based on the location of the end customer.

The following represents the total revenue for the years ended December 31, 2019, 2018 and 2017 and long-lived assets as of December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	2017
Revenue from sales to customers:

Europe	$-	$17,800	$-

Total revenue	$-	$17,800	$-

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

	December 31,
	2019	2018
Long-lived assets:

Israel	$2,312	$2,712
United States	26	660

Total long-lived assets	$2,338	$3,372

	Year ended December 31,
	2019	2018	2017
Sales to a single customer exceeding 10%:

Customer A	-	44%	-
Customer B	-	56%	-

NOTE 12: -   FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2019	2018	2017

Interest income	$935	$643	$523
Bank fees and other finance expenses	(32)	(23)	(15)
Foreign currency translation adjustments	(218)	60	(169)
Gain (loss) from sales and disposals of fixed assets	135	(52)	-

Financial and other income, net	$820	$628	$339

NOTE 13: -   RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2019	2018

Trade payables and accrued expenses	$104	$133

	Year ended December 31,
	2019	2018	2017
Amounts charged to:

Research and development expenses	$241	$314	$447

For the years ended December 31, 2019, 2018 and 2017 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction is at arm’s length.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LOSSES PER SHARE

 The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2019	2018	2017
Numerator:

Net loss for basic loss per share	$(27,337)	$(22,599)	$(37,066)

Net loss for basic loss per share	$(27,337)	$(22,599)	$(37,066)

Denominator:

Weighted average number of ordinary shares used in computing basic net loss per share	63,636,673	55,277,428	51,179,694

Basic and diluted earnings per ordinary share	$(0.43)	$(0.41)	$(0.72)

NOTE 15:-     SUBSEQUENT EVENTS

On February 14, 2020, the Agreement with Bristol-Myers Squibb was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the Agreement, as amended, the Company will sponsor the two-part Phase 1/2 trial, which includes the evaluation of the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb will provide Opdivo® and BMS-986207 at no cost to us for the combination arm of this trial.

As part of the amended Agreement, the Company will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination.