Form 20-F/A
period 2019-12-31
COMPUGEN LTD
filed 2020-02-27
CIK 1119774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report -----------------------------

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐  Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act □

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes          ☒ No

EXPLANATORY NOTE

This amendment No.1 (the “Amendment No. 1”) to the annual report on Form 20-F of Compugen Ltd. for the fiscal year ended December 31, 2019, which was originally filed with the Securities and Exchange Commission on February 24, 2020 (the “2019 Annual Report”), is being filed solely for purposes of filing the “Description of Securities” exhibit as Exhibit 2.1 in accordance with Form 20-F.  Exhibit 2.1 was not previously filed.

This Amendment No. 1 speaks as of the filing date of the 2019 Annual Report on February 24, 2020. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2019 Annual Report, or reflect any event that has occurred after the 2019 Annual Report was originally filed.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

2.1	Description of Securities.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

COMPUGEN LTD.

By:	/s/ Dr. Anat Cohen-Dayag
Name: Dr. Anat Cohen-Dayag
Title: President and Chief Executive Officer, Director
Date: February 27, 2020