Form 20-F
period 2020-12-31
COMPUGEN LTD
filed 2021-02-25
CIK 1119774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission file number: 000-30902

_________________________________________________

Compugen Ltd.

(Exact name of Registrant as specified in its charter)

____________________________________

(Translation of Registrant’s name into English)

___________________________________________________________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 83,675,856 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes  ☒ No

(i)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information -D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

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

‑‑‑‑‑‑‑‑‑‑‑‑

(ii)

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2020, and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	Year ended December 31,
	2016	2017	2018	2019	2020
	(US$ in thousands, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$712	$-	$17,800	$-	$2,000
Cost of revenues	223	-	1,034	-	60
Total operating expenses (1)	33,072	37,405	39,993	28,879	33,436
Operating loss	(32,583)	(37,405)	(23,227)	(28,879)	(31,496)
Financial and other income, net	1,097	339	628	820	1,798
Losses before taxes on income	(31,486)	(37,066)	(22,599)	(28,059)	(29,698)
Taxes on income	(20)	-	-	722	-
Net loss	(31,506)	(37,066)	(22,599)	(27,337)	(29,698)
Realized and unrealized gain (loss) from investment in marketable securities and from foreign currency derivative contracts	(414)	10	(17)	-	-
Total comprehensive loss	(31,920)	(37,056)	(22,616)	(27,337)	(29,698)
Basic net loss per share	$(0.62)	$(0.72)	$(0.41)	$(0.43)	$(0.37)
Weighted average number of ordinary shares used in computing basic net loss per share	50,855,908	51,179,694	55,277,428	63,636,673	79,591,187
Diluted net loss per share	$(0.62)	$(0.72)	$(0.41)	$(0.43)	$(0.37)
Weighted average number of ordinary shares used in computing diluted net loss per share	50,855,908	51,179,694	55,277,428	63,636,673	79,591,187

 (1)  Includes stock-based compensation - see Note 8 to our 2020 consolidated financial statements.

	As of December 31,
	2016	2017	2018	2019	2020
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$61,527	$30,438	$45,675	$43,879	$124,432
Trade receivable	-	-	-	-	2,000
Total assets	71,139	38,746	53,180	53,763	138,316
Deferred participation in R&D expenses, including long term	-	-	4,092	3,465	2,636
Accumulated deficit	(270,965)	(308,242)	(330,841)	(358,178)	(387,876)
Total shareholders’ equity	$63,519	$29,297	$37,243	$38,321	$119,782

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in this “Item 3. Key Information—D. Risk Factors” section of this annual report. These risks include, but are not limited to, the following:

•

We have a history of losses and we expect to incur future losses and may never achieve or sustain profitability.

•

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

•

We cannot provide assurance that our business model will succeed in generating substantial revenues.

•

The global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect our business.

•

In the near term, we are highly dependent on the success of COM701 and to a lesser extent on COM902. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

•

Clinical trials of any product candidates that we, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and we, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

•

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect.

•

We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

•

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

•

It may be difficult to manufacture therapeutic products addressing our drug target candidates.

•

We may require companion or complimentary diagnostics and/or biomarkers for portion of our clinical trials and may be required to have such to obtain marketing approval or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients’ selection strategy and may harm our clinical strategy.

•

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

•

Our approach to the discovery of therapeutic products is based on our predictive computational discovery platforms is unproven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

•

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

•

We have limited experience in the development of therapeutic product candidates, and we may be unable to implement our business strategy.

•

We depend significantly on third parties to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, including collaborators, in the future, our business will likely be materially harmed.

•

We rely and expect to continue to rely completely on third parties to manufacture and supply certain preclinical and all clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels, prices or timelines.

•

Our dependence on collaboration agreements with third parties presents a number of risks.

•

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to either not perform the right clinical trial, or not perform the clinical trial for the right indication, or in a more costly manner or otherwise adverse manner that was not anticipated.

•

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental validation results particularly those discovered through computational discovery approach.

•

We rely on our predictive computational discovery platforms to identify drug targets. Our competitive position could be materially harmed if our competitors develop platforms similar to our computational discovery platforms and identify and develop rival drug targets and product candidates.

•

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental validation results particularly those discovered through computational discovery approach.

•

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

•

Healthcare policy is volatile and changes in healthcare policy could increase our expenses, decrease our revenues and impact sales of, and reimbursement for, our products.

•

We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel, in which case our business may be harmed.

•

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data.

•

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline.

•

If a successful liability claim or other claim for damages or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

•

If we do not comply with laws regulating the use of human tissues, other human biological samples or the conduct of experiments involving animals or laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

•

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our vendors’ or partners’ critical information technology systems or infrastructure.

•

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors world-wide from commercializing similar or identical product candidates would be adversely affected.

•

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

•

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

•

We, or potential collaborators and licensees, may infringe, misappropriate or otherwise violate third-party rights and may become involved in litigation or may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could be expensive, time consuming and unsuccessful and may materially harm our business.

•

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

•

Increased progress in our scientific and technological environment may reduce our chances of obtaining a patent.

•

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

•

Conditions in the Middle East and in Israel may adversely affect our operations.

•

Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

•

We may not be entitled to certain Israeli tax benefits.

•

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

•

We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.

•

If we are a passive foreign investment company our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

•

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

•

Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

•

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

•

Our share price and trading volume have been volatile and may be volatile in the future and that could limit investors’ ability to sell our shares at a profit and could limit our ability to successfully raise funds.

Risks Related to our Business, Financial Results and Financing Needs

We have a history of losses and we expect to incur future losses and may never achieve or sustain profitability.

As of December 31, 2020, we had an accumulated deficit of approximately $387.9 million and had incurred net losses of approximately $22.6 million in 2018, approximately $27.3 million in 2019 and approximately $29.7 million in 2020, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our preclinical and clinical activities. We have entered into three pipeline program-based partnership agreements under which we have received or accrued to date a total amount of $57.2 million, including a $12.0 million investment. We cannot be certain that we will receive additional revenues under our existing collaborations or that we will enter into additional arrangements for our programs or with respect to our predictive computational discovery capabilities, or that such additional arrangements will provide sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our existing cash and cash equivalents and short-term bank deposits, at the current level of yearly expenditures, will be sufficient to fund our current level of operations through 2023, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, as we expand our clinical trials and may increase our cash expenditures, our cash balances may be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will achieve profitability, and therefore may need additional funds to continue financing our operations. In 2018, we received net proceeds of approximately $20 million through a registered direct public offering (which also included the issuance of warrants to the purchasers), as well as $12 million pursuant to an investment from a strategic partner. In 2019, we received proceeds of approximately $23 million through our ATM facility. In 2020, we received net proceeds of approximately $74 million from public offering and approximately $34 million from warrants and options exercise. We may seek additional capital due to favorable market conditions and strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders would experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or otherwise reduce our operations. We also could be required to seek funds through arrangements with collaborators or other investors that may require us to enter into arrangements on terms that would otherwise not be acceptable to us.

Our therapeutic programs have reached more costly stages of research and development, including preclinical and clinical development of therapeutic product candidates. If we are not able to secure the funding or the capabilities required for such activities, we may be required to abandon, postpone, or attempt to license out certain therapeutic product candidates at an earlier than anticipated stage, which may adversely affect us. Any failure to raise funds as and when needed would materially harm our business, financial condition and results of operations, and result in the inability to have some or all of such therapeutic product candidates developed to fit potential commercialization and have a negative impact on our ability to pursue our business strategy.

We cannot provide assurance that our business model will succeed in generating substantial revenues.

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our predictive computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our predictive computational discovery platforms undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations. Some of our existing third-party collaboration and licensing agreements have been entered into at early research and development stages, each of which has an inherently high risk of failure. The inability to derive adequate revenues, or at all, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

The global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect our business.

The COVID-19 pandemic has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including the United States and Israel, have been taking measures designated to limit the continued spread of the COVID-19 virus, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. These measures have impacted, and may further impact, our suppliers and other business partners from conducting business activities as usual (including, without limitation, the availability and pricing of materials, manufacturing and delivery efforts, clinical trials and other aspects that may affect our business) for an unknown period of time. In addition, we, our suppliers and other business partners may experience significant impairments of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. As the implementation of the above-mentioned measures extends, and as additional measures may be required in the event that the measures already taken prove to be insufficient or ineffective, we may face new and/or increasing concerns that may affect our ability to conduct our business effectively, including, but not limited to, adverse effect on employees’ health, a slowdown and stoppage of work and other activities which are essential and critical for maintaining on-going business activities. Even if the measures taken, or that will be taken, prove themselves to be useful, we, our suppliers and other business partners may recover at different rates, which may also affect our business activities.

These effects could materially and adversely affect our business, financial condition, results of operations and growth prospects. In addition, to the extent the evolving effects of the COVID-19 pandemic adversely affect our business, financial condition, results of operations and growth prospects, they may also have the effect of heightening many of the other risks and uncertainties described elsewhere in this “Risk Factors” section. It is also possible that the volatility that the capital markets have experienced due to the ongoing spread of COVID-19 shall continue and as a result, the price of our shares may be negatively impacted and will affect our ability to raise additional capital.

Furthermore, future global pandemics could also occur and also materially and adversely affect our business, financial condition, results of operations and growth prospects.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from collaborations for our current novel drug targets and related therapeutic product candidates at various stages of research and development has been limited to date. Since we began focusing our discovery capabilities in 2010 on therapeutic pipeline establishment, we have entered into three partnership agreements with respect to our pipeline programs under which we have received to date a total amount of $57.2 million, of which $12 million was an investment. We recognized revenue of $2.0 million in 2020, no revenue in 2019 and revenue of $17.8 million in 2018.

We cannot be certain that our focus on discovery, research and development, and clinical efforts in the field of immuno-oncology, along with our decision to advance selected programs to later drug development and clinical stages partially or fully at our own expense, will generate a stable or significant revenue stream. Moreover, we have very limited experience with respect to the financial arrangements and terms that may be available for our candidates at their various R&D stages. Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly. The inability to derive adequate revenues within our field of focus and for our specific drug targets or product candidates would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the partnering and commercialization aspects of our model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of our programs based on our existing and future novel drug targets and related therapeutic products and any future product candidates.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

However, if we conclude in the future that our internal controls over financial reporting are not effective, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be negatively impacted, and we may be subject to litigation and regulatory actions, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our shares. Even if we conclude that our internal controls over financial reporting are adequate, any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent all mistakes or intentional misconduct or fraud.

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near term, we are highly dependent on the success of COM701 and to a lesser extent on COM902. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the clinical development of COM701 and to a lesser extent in the clinical development of COM902. Our prospects are substantially dependent on our ability, or that of any existing and future collaborator, to manufacture, develop, obtain marketing approval for and successfully commercialize COM701 and COM902. We have reported preliminary signal of antitumor activity in our ongoing phase 1 study with COM701 monotherapy or in combination with nivolumab, which may not predict the final results of the trials or future clinical trials or otherwise be sufficient to attract a partner and support an approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks.

We are early in our clinical development activities, with two programs, COM701 and COM902, and with other future product candidates in early stage research activities.

As we advance our clinical programs, we will need to expand our personnel and operational capabilities to support these activities. In part because of our limited infrastructure and limited experience in conducting clinical trials as a company and in regulatory interactions, we cannot be certain that our clinical trials will be completed on time, that our planned clinical trials will be initiated on time, if at all, that our planned development programs would be acceptable to the FDA or other comparable foreign regulatory authorities, or that, if approval is obtained, such investigational products can be successfully commercialized.

The success of COM701 and COM902 is dependent upon several factors, including the following:

•

timely initiation, enrollment and completion of clinical trials;

•

a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the FDA;

•

timely receipt of marketing approvals from applicable regulatory authorities;

•

the performance of our current and future collaborators, if any;

•

the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•

establishment and monitoring of manufacturing arrangements with third-party suppliers and drug substance and drug product manufacturers;

•

Stability of our drug substance and drug products;

•

supply of our drugs in sufficient quantities and quality for our clinical studies;

•

establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling and drug substance and drug product manufacturers;

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

•

commercial acceptance by patients, the medical community and third-party payors; and

•

successful identification of biomarkers, including for patient selection.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701 and/or COM902, on our own or with any collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

Clinical trials of any product candidates that we, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and we, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

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

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across population of patients, choosing the incorrect patient population or indication, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the safety and efficacy results reported from our preclinical studies for COM701 and COM902 and initial results from our ongoing Phase I study for COM701 so far, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the advancement of our clinical trials or regulatory approval to market of COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials, patient monitoring, the dosing we choose and other factors.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us, or any collaborators and impair our ability to generate revenues from product sales, development, regulatory and commercialization milestones and royalties. Moreover, if we, or any collaborators, are required to conduct additional clinical trials or repeat clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we, or they, are unable to successfully complete clinical trials of our product candidates or other testing, or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any collaborators, may:

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

We are conducting Phase 1 and Phase 1/2 clinical trials of COM701 in patients with advanced solid tumors and one Phase 1 clinical trial of COM902 in patients with advanced malignancies. Our anticipated time to data in these trials is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all for the dose escalation and expansion arms of the relevant trials. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to study sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902 and our future potential drug products may target. Additionally, other pharmaceutical companies may clinically investigate their own therapeutic candidates against PVRIG, the target of COM701, as currently being done with respect to TIGIT, the target of COM902. For example, in the case of COM902, the enrollment of oncology subjects in our COM902 clinical trial may be hampered by other anti-TIGIT antibodies that are currently in clinical studies such as Tiragolumab by Roche, MK-7684 by Merck, AB154 by Arcus, BMS-986207 by Bristol Myers Squibb and others. As a result, we must compete with them for clinical sites, clinicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

From time to time we publicly disclose preliminary data from our ongoing clinical studies. As more patient data become available the data interpretation may change.

From time to time, we publish preliminary data from our ongoing clinical studies. Preliminary data are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects and eventually harm our financial condition and results of operations.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect.

Obtaining marketing approval from regulatory authorities for the sale of any therapeutic product requires substantial preclinical development and then extensive human clinical trials to demonstrate the safety and efficacy of such product candidates. It is impossible to predict when or if any of our programs or those of our collaborators based on our target discoveries will yield products that will be approved for human testing, or, if such testing is proven sufficiently safe and effective to receive regulatory approval for marketing. Preclinical and clinical testing is expensive, time consuming, and subject to uncertainty and will require significant additional financial and management resources. As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot guarantee that any of our therapeutic drug candidates from our pipeline will be advanced into clinical trials or that our clinical trials will be conducted as planned or completed on schedule, if at all. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to continue to achieve such successes at later stages of the clinical studies or to obtain marketing approval for such products.

We submitted to the FDA an Investigational New Drug application, or IND, for COM701, which was cleared by the FDA in June 2018 and an IND for COM902, which was cleared by the FDA in October 2019. However, there can be no assurance that we will submit additional INDs, nor if submitted, the actual timing for such submission (including amendments), nor that such submissions will be accepted by the FDA allowing clinical trials to begin or continue. There can be no assurance that clinical trials will begin at any predicted date or will be completed on schedule, if at all. Moreover, even if these clinical trials begin, issues may arise that could result in the suspension of or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•

inability to generate sufficient preclinical, toxicology, or other scientific data to support the initiation of clinical trials;

•

lack of authorization from regulators or institutional review boards, or IRBs, or ethics committees to allow us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or continue such clinical trial;

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

Our product development costs will increase if we experience delays in clinical trials (including termination thereof) or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, and once begun whether will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also may allow our competitors to bring products to market before we do, potentially impairing our ability to be first in class or successfully commercialize our product candidates and harming our potential market share and business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract manufacturing research organizations, contract laboratories, outsourced preclinical and clinical service providers and other third parties, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely and will rely heavily on these parties for execution of clinical trials for COM701 and COM902 and any other future product candidates we may take to the clinic, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our internal clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties including CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

If clinical investigators, CROs or other third parties do not successfully carry out their contractual duties or obligations diligently and in a professional manner or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain and store or their data analysis are compromised due to the failure to adhere to market standards, our clinical protocols, regulatory requirements or for other reasons, any clinical trials such clinical investigators or CROs are associated with may be extended, delayed or terminated. As a result, we believe that our financial results and the commercial prospects for COM701, COM902, and any other future therapeutic product candidates we may take to the clinic, would be harmed, our costs could increase and our ability to generate revenue could be significantly adversely impacted.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 study for COM902, which targets TIGIT, in March 2020. There are additional companies that have a program targeting TIGIT in clinical trials, such as Merck, Roche, Bristol Myers Squibb, BeiGene, and Arcus. We have no control over their clinical trials or development program, and lack of efficacy, adverse events or undesirable side effects experienced by subjects in their clinical trials could affect our development and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider, or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

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

We or any of our collaborators, or third-party manufacturers, may fail to comply with regulatory requirements, and we or they could be subject to enforcement or other regulatory actions.

If we or any of our collaborators or third-party manufacturers with whom we work or with whom we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, we or they could be subject to enforcement or other regulatory actions. These actions may include:

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

If we or our collaborators become subject to such enforcement actions, these enforcement actions could affect the ability to successfully develop, market and sell therapeutic products based on our discoveries and could significantly harm our financial status and/or reputation and lead to reduced acceptance of such products by the market. In addition, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement or imprisonment.

We are subject to certain manufacturing risks, any of which could either result in additional costs or delays in completing, or ultimately make us unable to complete, the development and commercialization of our product candidates.

The process of manufacturing biologics is susceptible to product loss or unavailability due to contamination, degradation, instability, equipment failure, lack of critical reagents or disposables, improper installation or operation of equipment, or vendor or operator error leading to process deviations. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions up to supply termination. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the products may need to be manufactured again and/or such manufacturing facilities may need to be closed for an extended time to investigate and remediate the contamination. In addition, the product manufactured may be determined at later stage to be insufficiently stable or qualified as a therapeutic agent, even following treatment.

We have not contracted with alternate suppliers in the event we experience any problems with our current manufacturer. If we are unable to arrange for alternative third-party manufacturing sources, or are unable to reserve another manufacturing slot with our current manufacturer, or are unable to do so on commercially reasonable terms or in a timely manner, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates, which can cause us material harm.

We may require companion or complimentary diagnostics and/or biomarkers for portion of our clinical trials and may be required to have such to obtain marketing approval or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients’ selection strategy and may harm our clinical strategy.

Companion or complimentary diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as a medical device and may require separate regulatory authorization prior to commercialization. We may be required for certain portions of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for the appropriate indications. We rely on access to patient tumor and blood samples for analysis of protein, DNA, and RNA biomarkers. We may rely on third parties on certain activities related to biomarkers and companion diagnostics for the tumor and blood samples’ handling, processing, and analysis, discovery, development, and validation of these potential companion diagnostics and/or biomarkers, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover, validate and/or develop companion diagnostics and/or biomarkers for our clinical programs, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patients’ selection and our clinical strategy, as well as obtaining marketing authorization for these product candidates.

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

Our current and future business operations, including, among other things, our clinical research activities and our or our collaborators’ business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we or our collaborators may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state and foreign healthcare fraud and abuse, transparency, and data privacy and security laws. For example, U.S. federal civil and criminal laws and regulations prohibit, among other things: knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs; knowingly presenting or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program; and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including a private payor), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Many U.S. states and foreign countries have analogous prohibitions that may be broader and scope and apply regardless of payor. In addition, we may be subject to U.S. federal, U.S. state and foreign laws that require us to report information related to certain payments and other transfers of value to certain health care professionals, as well as ownership and investment interests in our company held by those health care professionals and their immediate family members, and data security and privacy laws that restrict our practices with respect to the use and storage of certain data.

Efforts to ensure that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations may involve substantial costs. If we or our collaborators are found to be in violation of any of these laws, we or our collaborators could be subject to significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which, whether enforced against us or our collaborators, could significantly harm our business and our royalties from any of our products, once approved, that we license to such collaborators.

Risks Related to our Discovery and Development Activities

Our computational target discovery activities are primarily focused on the discovery of new drug target candidates and our therapeutic pipeline is based on our discovered targets.

While we believe that our drug target programs represent a compelling and unique opportunity to generate first-in-class therapeutic products, they require significant investment in the research and validation of the drug target candidate and in the discovery and development of the respective therapeutic product candidate and bear high risk. The predictive computational discovery of new drug target candidates is a source for the development of potential first-in-class drug candidates, but the inherent lack of sufficient published scientific and clinical data to support the potential of these new drug targets candidates to serve as therapeutic opportunities, increases the risk of failure. Although we have built the target identification, validation and drug discovery infrastructure and capabilities required to scientifically validate our new drug targets and to later translate them into therapeutic antibody development programs, we cannot be assured that our investment in such new discoveries will result in validated drug targets that will enable the development of effective cancer immunotherapies, nor that we will realize success in product development or our ability to partner and commercialize such opportunities and generate revenues.

Our approach to the discovery of therapeutic products is based on our predictive computational discovery platforms is unproven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

Our method of identifying novel drug targets is based on our predictive computational discovery platforms and involves first identifying unmet needs in the field of cancer immunotherapy, where we believe our predictive computational discovery platforms would be relevant or could be modified to be relevant. We focus on the discovery of drug targets that could serve as the basis for the development of possible treatments for patients non-responsive, refractory or relapsing to existing cancer immunotherapies. In this field, we apply our predictive computational target discovery platforms, or develop new capabilities, to identify novel drug targets for addressing such unmet patient need.

While we believe that applying our predictive computational discovery platforms to identify new drug targets may potentially enable the development of first-in-class therapeutics, our capabilities are still unproven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Although our approach has resulted in the discovery of several new drug targets and their related first-in-class therapeutic product candidates, they are in early stages of research and development or in clinical stage, with COM701 and BAY 1905254, having entered the clinic in 2018 and COM902 which entered the clinic in March 2020. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our therapeutic development activities is on monoclonal antibodies, or mAb, therapeutics in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development in other therapeutic areas or for other drug modalities, and presently we only intend to pursue such opportunities. If our current candidates fail, or we fail to continue to discover and develop therapeutic product candidates of industry interest in this field or if we are unable to discover drug targets for mAb therapeutics, or if other modalities would be more successful in treating cancer patients, our business will likely be materially harmed. With respect to immune checkpoints, although there have been positive clinical results reported by others with respect to a number of products resulting in some products gaining approval by the U.S. Food and Drug Administration, or FDA, based on this positive data, there can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that other classes of targets or other products will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed three partnership agreements involving our product candidates. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with this decision focus on immuno-oncology that include, among others:

•

We may not be able to discover new drug targets in this field;

•

not utilizing the full scope of our target discovery capabilities;

•

not choosing the right therapeutic area;

•

choosing a therapeutic area with a very high degree of competition;

•

choosing a therapeutic area of great biological complexity and with very high failure rates in product development;

•

not choosing the appropriate drug modality;

•

having insufficient knowledge, expertise, personnel or capabilities in our chosen therapeutic area to select the right unmet medical needs, or drug targets, or to timely, properly and efficiently validate the targets and/or select the appropriate mAb for further development as therapeutic product candidates, or to timely, properly or efficiently further them in development; and

•

the inherent risk of high program failure rate throughout therapeutic development.

In each case, our failure could be due to lack of experience and expertise, delays in our internal research programs or applying the wrong criteria or experimental systems and procedures, or selecting an inappropriate drug modality, or unanticipated scientific, safety, activity or efficacy issues with our selected drug targets or product candidates, with the possible result that none of our product candidates result in licensed or marketable products. If any of these risks should materialize, our business, financial condition and results of operations would be materially harmed.

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

Our experience in the development of therapeutic product candidates, which was undertaken in our South San Francisco facilities, was limited, and our experience is now further limited due to the termination in 2019 of certain activities conducted in our San Francisco facility. Therefore, we may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. To successfully develop and commercialize therapeutic products, we must either access such expertise via collaborations, consultants or service providers, and/or enhance and improve our internal expertise and capabilities. We may not be able to retain our scientific, research and development and clinical personnel or attract qualified scientific, research and development and clinical personnel with the required expertise in a timely manner, if at all, and/or engage or adequately manage any or all of the collaborators, consultants, service providers or other experts that we need in order to do so.

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

There are risks that are inherent in the development and commercialization of therapeutic products.

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

•

our new target candidates will prove to be inappropriate targets for therapeutic product candidates;

•

our new target candidates will prove to be inappropriate targets for immunotherapy;

•

we will not succeed in choosing the appropriate mAb for these targets, or the appropriate mAb lead or the appropriate mAb isotype;

•

we will not succeed in choosing the appropriate drug modality for these targets;

•

our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•

our therapeutic product candidates will be found to be therapeutically ineffective;

•

our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects or negative consequences;

•

our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•

our early stage development efforts may provoke competition by others;

•

our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•

we or our collaborators will fail to receive required regulatory approvals;

•

we or our collaborators will fail to manufacture our therapeutic product candidates in the quantity or quality needed for preclinical studies or clinical trials on a large or commercial scale, on time or in a cost-effective manner;

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

If one or more of these risks or any similar risks should materialize, our business, financial condition and results of operations may be materially harmed.

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

We rely and expect to continue to rely completely on third parties to manufacture and supply certain preclinical and all clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of pre-clinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts of drug substance and drug products required for any clinical trials that we initiate. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity or in commercial scale. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701and COM902, for which we have ongoing Phase 1 clinical trials. These agreements are sole source agreements. In addition, in October 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol Myers Squibb Company, or Bristol Myers Squibb, to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. Such agreement was amended in February 2020 to include a clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo®, and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207 and further amended in February 2021 to include an expansion of the Phase 1 combination study in combination with Opdivo®. Pursuant to this agreement, as amended, Bristol Myers Squibb provides Opdivo® and BMS-986207 (and will provide Opdivo® for the expansion study of COM701 with Opdivo®)at no cost to us. Accordingly, if any of these third parties breach, terminate or otherwise are unable to fulfill their obligations under the agreements for drug supply, we would need to identify an appropriately qualified alternative source, which could be time consuming, and we may not be able to do so without incurring material delays and costs in the development of our products, including COM701 and COM902.

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

To the extent that we enter into manufacturing or supply arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner and consistent with regulatory requirements, including those related to quality control and quality assurance. We are also dependent upon these third parties with respect to critical reagents supply, supplies required for our manufacturing and quality control, packaging, storage and others. The failure of a third-party manufacturer or supplier to perform its obligations as expected could adversely affect our business in a number of ways, including:

•

we may not be able to initiate or continue preclinical and clinical trials of products that are under development;

•

we may experience significant disruption to our clinical supply chain and delay;

•

we may experience significant adverse effect if we are unable to transfer the manufacturing process to a different third-party manufacturer in a timely and efficient manner;

•

we may need to repeat clinical trials or stop our clinical trials;

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

Our dependence on collaboration agreements with third parties presents a number of risks.

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

•

if our collaborators breach or terminate an agreement with us, the development and commercialization of our therapeutic product candidates could be adversely affected because at such time we may not have sufficient financial or other resources or capabilities or access to the other partner’s data and drug(s) to successfully develop and commercialize these therapeutics on our own or find other partners or enforce our rights under breached or terminated agreement;

•

our collaborators may fail to design and implement or analyze appropriate preclinical and/or clinical trials;

•

our collaborators may not have an access to the drug combination treatment required for an effective treatment;

•

our collaborators may not be able to identify biomarkers that may be required for further product development or approval;

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

•

our collaborators may terminate the program or the agreement due to the competitive threat we may present to them with similar products;

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

•

our collaborations may face internal competition by our partners’ internal pipelines;

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

In August 2013, we entered into a Research and Development Collaboration and License Agreement with Bayer Pharma AG, or Bayer, for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against a novel, Compugen-discovered immune checkpoint regulator CGEN-15001T/ILDR2, for which the therapeutic antibody BAY1905254 is currently being evaluated in a Phase 1 clinical trial. The collaboration with Bayer, or the Bayer Collaboration, continues until Bayer is no longer required to make payments under the agreement or until otherwise terminated by either party in accordance with the terms of the agreement. Bayer may also terminate the agreement, at any time with or without cause on a product-by-product and/or country-by country basis, upon prior written notice. Upon any termination of the agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and or various payment and royalty obligations in the event of such continuation of the development and commercialization.

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca, or AstraZeneca. Under the terms of the license agreement, we provided an exclusive license for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. Subject to termination rights for material breach, bankruptcy or by Compugen for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last Royalty Term in the Territory, each capitalized term as defined in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

In October 2018, we entered into MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. In February 2021, such MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors. Pursuant to the terms of the MCTC with Bristol Myers Squibb, as amended, subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the MCTC will continue in effect until completion by all centers or institutions participating in combined therapy studies, the delivery of study data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third-party merges with or acquires us, we are free to assign or transfer the agreement without the consent of Bristol Myers Squibb. Such third-party must expressly assume in writing all of our rights and obligations under the MCTC.

Each of these agreements were entered into for Compugen-discovered drug candidates and is subject to all of the risks as set forth above with respect to our dependence in general on collaboration agreements with third parties.

If significant adverse unforeseen events occur in our collaborations or they terminated, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

Our reliance on third parties for the performance of key research, validation and development activities heightens the risks faced by our business.

We invest significant efforts and resources into outsourcing certain key functions with third parties, including certain research, validation, discovery and development activities, manufacturing operations, and others. Following termination in 2019 of certain activities conducted in our San Francisco facility and the consolidation of our R&D activities in one location in Israel, we outsourced additional therapeutic antibody discovery and preclinical activities to third-party service providers. We do not control the third parties to whom we outsourced these functions, and have limited internal expertise to appropriately manage their activities. However, we are dependent on them to undertake activities and provide results, product candidates or materials, including the production of certain biological reagents, which may be significant to us. If these third parties fail to properly or timely perform these activities, or provide us with incorrect or incomplete results, or fail to produce and/or provide certain materials, tests or analysis, this could lead to significant delays in the program or even program failure, along with significant additional costs and damage. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, rely upon the data provided by the third-party. If we fail to identify and obtain accurate and quality services, technologies and/or data from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities or activities or our final products, may be significantly harmed, delayed or terminated.

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to either not perform the right clinical trial, or not perform the clinical trial for the right indication, or in a more costly manner or otherwise adverse manner that was not anticipated.

We may need to obtain certain drugs from third parties to further develop our drug candidates to work in combinations with other drugs for selected indications in order to commercialize our drug candidates. If we fail to obtain these drugs or license thereof, our drug candidates may not be sufficiently efficient, and we may not be able to pursue them through development and commercialization.

Risks Related to Competition and Commercialization

We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products before us or more successfully than we do.

The biotechnology and biopharmaceutical industries are highly competitive, subject to consolidation, characterized by rapid and significant technological advancements, and have a strong emphasis on proprietary products. Our success is highly dependent upon our ability to identify, develop and obtain regulatory approval for therapeutic products based on our discovered novel drug targets. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies, specialty pharmaceutical and biopharmaceutical companies, academic institutions, government agencies and other private and public companies and research institutions.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors and others may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources or use different approaches than we do to receive marketing approval before our products. Additionally, these third parties compete with us in recruiting and retaining qualified scientific, drug development and management personnel and advisors, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry, such as the acquisitions of Celgene by Bristol Myers Squibb in 2019 could result in even more resources being concentrated among a small number of our competitors, in addition to, increased industry interest and deals in the anti-TIGIT and anti-PVRIG field that may further enhance the competition in this field.

Competition may further increase as a result of advances in the commercial applicability of technologies similar to our predictive computational discovery platforms and greater availability of capital for investment in these industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of data-driven drug discovery/healthcare. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by way of establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships or acquisitions in furtherance thereof. Our competitors may succeed in discovering targets and therefore also develop products that are competitive to ours.

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

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early stage in the validation or drug discovery process is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support its clinical and business potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with three product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early stage collaborations based on newly discovered targets, more so if discovered by computer, as opposed to drug targets with human clinical trial data, or product candidates with significant published experimental validation. Therefore, we cannot assure that our business model to enter into commercialization arrangements for our early stage novel targets and product candidates will be successful.

Our business model is challenging to implement and to date has not yielded significant revenues.

Our discovery and development capabilities are designed to identify and develop novel products addressing a specific unmet need and enter into collaborations with partners with respect to such novel products. Our objective is that under these collaborations, we will have the right to receive various forms of revenue from such products. To date, we have entered into three partnership agreements with respect to our pipeline programs. There can be no assurance that any current or future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to us, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries, our business may be materially harmed.

Our clinical pipeline consists of two clinical candidates against our discovered novel targets entered Phase 1 clinical trials in 2018, one executed by us (COM701) and the second by Bayer under the Bayer Collaboration. An additional clinical candidate (COM902) against our discovered novel target entered into a Phase 1 clinical trial in 2020. There can be no assurance that we will be able to establish additional collaborations for COM701 or COM902. It further consists of programs in the target discovery, research and validation stage. Failure to enter into collaborations, may materially harm our business. The research and validation data generated to date for our early stage pipeline may not be sufficient to attract interest from prospective collaborators and we may fail to generate data suitable to draw interest with potential partners. Furthermore, the drug target candidates or prospective therapeutic product candidates may not fit their corporate or clinical strategy. These companies may require more data, including their independent testing of our therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and, there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaboration or commercialization of our therapeutic product candidates, and as a result may harm our business.

Additionally, we may not be able to demonstrate efficacy, safety profile, prove our preclinical hypothesis or obtain approval for and commercialize our products as monotherapy treatments. We may be required to combine our product candidates with other products to provide sufficient data for approval by FDA and other regulatory authorities, in all or in specific indications (which may require our dependency on third-party drugs). As part of our business strategy, we are looking to establish clinical collaborations with pharmaceutical and biotechnology companies to specifically test the hypothesis that there may be greater effects when combining our products with other products. In October 2018, we entered into MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors and in February 2021, such MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. There can be no assurance that we will be able to establish additional clinical collaborations or to maintain existing collaborations. Failure to enter into combination clinical collaborations may materially harm our business. These potential combination products may include both marketed as well as investigational products, and as such, adverse events resulting from combining the products or investigational agents are unknown and could be severe, including resulting in death of the patient due to these unknown toxicities. There is an industry trend towards drug combinations in the field of cancer immunotherapy which may result in a situation under which our therapeutic product candidates will serve in a combination product and may therefore be entitled to only a fraction of the anticipated product revenues. These trends may adversely affect any revenues we may be entitled to receive and as a result may harm our business.

The agreement cycle for potential collaborations is complex and long to implement and, if we are not able to establish collaborations on commercially reasonable terms, we may expend substantial funds and management resources with no assurance of success.

In general, each potential license agreement or other form of collaboration we may enter into will require negotiating with our potential collaborator, a large number of scientific, legal and business terms and conditions that can vary significantly in each instance due to the specific drug target or therapeutic product candidate or candidates involved, the potential market opportunity, the potential collaborator’s licensing, development and business operations and strategy, and competition in the partnering and business development space. The accommodation of these requirements mandates a thorough consideration of both the scientific and business aspects of each transaction. Furthermore, the diversity and wide applicability of our predictive computational discovery platforms and our therapeutic product candidates adds additional levels of complexity to our business development efforts.

Whether we reach a definitive agreement for new collaborations will depend, among other things, upon our assessment of the collaborator’s resources, capabilities and expertise, the terms and conditions of the proposed collaboration, the proposed collaborator’s evaluation of our business, drug targets and therapeutic product candidates, and the competition in the business development space. We may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy or may find any other development hurdles and challenges as a limiting factor. If we are unable to do so, we will need to expend substantial funds and substantial key personnel time and effort into these business development activities with no assurance of successfully entering into agreements with potential collaborators and this could harm our business.

We rely on our predictive computational discovery platforms to identify drug targets. Our competitive position could be materially harmed if our competitors develop platforms similar to our computational discovery platforms and identify and develop rival drug targets and product candidates.

We rely on unpatented know-how and other proprietary computational processes and tools to maintain our competitive computational discovery position. We consider know-how to be our primary intellectual property with respect to our predictive computational discovery platforms. Know-how can be difficult to protect and enforce. In particular, we anticipate that with respect to our platform, this know-how may over time be disseminated within the industry through independent development and the movement of skilled personnel.

We cannot rule out that our competitors may have or obtain the knowledge necessary to identify and develop therapeutic products based on novel drug targets that could compete with the drug targets we identify. Our competitors may have significantly greater experience in artificial intelligence, computer sciences, algorithmic tool development and alike to identify targets and greater experience in using translational science to develop product candidates and may also have significantly greater financial, product development, scientific, technical and human resources than we do to discover novel drug targets and develop product candidates.

We may not be able to prohibit our competitors from using methods to identify and develop product candidates, including such methods that are the same as or similar to our own. If our competitors use methods to identify and develop products that compete with COM701 or COM902 or any future product candidates we develop, our ability to develop and commercialize a promising product candidate may diminish substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Recent clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign early stage collaborations, and as a result we may be required to advance our programs into clinical development and show clinical proof of concept before we may attract potential collaborators. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, and expect to continue to face, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and therapeutic agents in the field of oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply computer science, bioinformatics, AI or ML technologies to the field of target discovery. Many of our competitors have one or more of the following:

•

much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•

more extensive experience in computational discovery, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing therapeutics;

•

more extensive experience in oncology and immuno-oncology and in the fields of mAb therapeutics;

•

accessibility to enhanced technologies that may result in better products;

•

access to and experience in the development of therapeutic modalities that are competitive to mAb therapeutics;

•

more extensive experience in oncology and immuno-oncology and in the field of target discovery;

•

more extensive experience in the research and development of biological or genetic markers to determine response of or responders to therapeutic agents or for patient selection;

•

greater accessibility to data and proprietary data from patients;

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, or the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, and collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. However, the ACA has faced legislative, judicial, executive and political challenges from Congress, the Trump administration, state governments, consumer groups and business organizations. For example, since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, ACA-related provisions have been enacted as part of tax reform or federal budget legislation that, among other things, affect the implementation of certain taxes under the ACA and increase discounts owed by certain drug manufacturers under Medicare Part D. The Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the district court ruling that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid, as well. The U.S. Supreme Court is currently reviewing the case, although it is uncertain when a decision will be made. It is unclear how such litigation will impact the ACA and our business.

Further, other legislative changes have been proposed and adopted since the ACA was enacted that have, among other things, reduced reimbursement to several healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products that has led to several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration previously released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs contained additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers.

In the fall of 2020, several final rules have been finalized that seek to implement the Trump administration’ s proposals. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. It is too early to predict specifically what effect efforts to institute pricing controls or repeal the ACA and the implementation of any replacement or any future healthcare reform legislation or policies in the United States or other countries will have on our business, including our ability to set prices for our product candidates which we believe are fair, and therefore our ability to generate revenues and achieve and maintain profitability. Yet, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

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

Risks Related to our Operations and Other Risks Related to our Business

Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

We manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with limited workforce and by using third-parties to provide us services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business may be materially adversely affected.

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

It can also be difficult for us to find employees with appropriate experience for our business. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result, we may face higher than average employee turnover or challenges in hiring due to such competition. During 2020, we added preclinical expertise, clinical expertise and also expanded our computational expertise, which we expect to continue to expand in 2021 and which will require significant efforts to attract the required personnel with the required expertise and experience.

The competition for qualified personnel in the pharmaceutical and biotech industry is intense. The loss of service of any of our key personnel could harm our business. Due to our limited resources, we may not be able to effectively retain our existing key personnel or attract and recruit additional qualified key personnel.

We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data.

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

Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While, to our knowledge, we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption to our programs. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, which may expose sensitive data to unauthorized persons. Although we have invested in measures at our sites in Israel and the U.S. to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our therapeutic candidates could be delayed.

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

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our vendors’ or partners’ critical information technology systems or infrastructure.

We, our vendors and partners rely on information technology systems to keep financial records, capture laboratory data, maintain clinical trial data, and corporate records, communicate with staff and external parties and operate other critical functions. The effects of the COVID-19 pandemic have intensified our dependence on information technology systems as many of our business activities are currently being conducted remotely and our increased reliance on personnel working from home could increase our cybersecurity risk. Our information technology systems are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events including but not limited to natural disaster. If we were to experience a prolonged system disruption in our information technology systems or those of certain of our vendors and partners, it could delay or negatively impact the development and commercialization of our product candidates, which could adversely impact our business. Although we maintain offsite back-ups of our data, if operations at our facilities were disrupted, it may cause a material disruption in our business if we are not capable of restoring function on an acceptable timeframe. In addition, our and our vendors and partners information technology systems are potentially vulnerable to data security breaches, whether by employees or others, which may expose sensitive or personal data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property or could lead to the public exposure of personal information (including sensitive personal information) of our employees, patients in our clinical trials, customers and others, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, a security breach or privacy violation that leads to destruction, loss, alteration, unauthorized use or access, disclosure or modification of, personally identifiable information or personal data, could harm our reputation, compel us to comply with federal, state and/or international breach notification laws, subject us to mandatory corrective or regulatory action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, including the EU General Data Protection Regulation, or the GDPR, which could disrupt our business, result in increased costs or loss of revenue, and/or result in significant legal and financial exposure. In addition, a data security breach could result in loss of clinical trial data or damage to the integrity of that data or compliance thereof. Furthermore, security breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. If we and our vendors and partners are unable to implement and maintain adequate organizational and technical measures to prevent such security breaches or privacy violations, or to respond adequately in the event of a breach, our operations could be disrupted, and we may suffer loss of reputation, problems with regulatory authorities, financial loss and other negative consequences. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny. In addition, security breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We or our collaborators may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California recently enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or the CPRA, was approved by California voters in the election of November 3, 2020. The CPRA, which will take effect in most material respects on January 1, 2023, modifies the CCPA significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Foreign data protection laws, including the GDPR may also apply to health-related and other personal information obtained outside of the United States. The GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, the vote in the United Kingdom in favor of exiting the EU, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. The United Kingdom has transposed the GDPR into domestic law with a United Kingdom version of the GDPR that took effect in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for violations. In addition, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under GDPR. On December 24, 2020, the United Kingdom and EU entered into a Trade and Cooperation Agreement. The Trade and Cooperation Agreement provides for a transitional period during which the United Kingdom will be treated like an EU member state in relation to processing and transfers of personal data for four months from January 1, 2021. This may be extended by two further months. After such period, the United Kingdom will be a “third country” under the GDPR unless the European Commission adopts an adequacy decision in respect of transfers of personal data to the United Kingdom. Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Intellectual Property.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

We have applied for patents covering proteins, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We have issued patents and pending patent applications that are related to our product candidates in the U.S., Europe, and other territories. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek or that they will not be challenged. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early stage pipeline and various business considerations, we may be required to seek patent protection at a very early stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished, may cause us to spend significant resources in areas that due to these previously filed patents or applications we are not able to obtain patent protection or are only able to obtain a narrower scope of protection than contemplated.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and abroad which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings also may result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, product candidates and expose us to unexpected competition that could have a material adverse impact on our business.

Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

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

•

even if we succeed in obtaining patent claims protecting our inventions and product candidates, our patents could be subject to challenge and litigation by our competitors, and may be partially or wholly invalidated as a result of such legal/judicial challenges and in connection with such challenges, in October 2020, two parties filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036;

•

significant costs that may need to be incurred in registering and filing patents;

•

insufficient data to support our claims and/or may support others in strengthening their patents;

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

•

our claims may be too broad and not have sufficient enablement, in which case such claims might be rejected by patent offices or invalidated in court; and

•

we might fail to demonstrate a unique technical feature for our antibodies as compared to existing prior art, in which case our claims might be rejected by the EPO or other patent offices, requiring superiority over prior art.

If we do not succeed in obtaining patent protection for our inventions (should it be discoveries, drug targets candidates and product candidates) to the fullest extent for which we seek protection, or if we fail to select the best inventions to seek such protection, our business and financial results could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our investigational products throughout the world would be extremely expensive. Thus, we may not be able to prevent third parties from practicing or from selling or importing products made using our inventions in all countries. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenues. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

We do not always have available to us, in a timely manner, information of the existence of third-party intellectual property rights related to our own discoveries. The content of U.S. and other patent applications remains unavailable to the public for a period of approximately 18 months from the filing date and therefore we cannot be certain that we were the first to file any patent application related to our product candidate. In some instances, the content of U.S. patent applications remains unavailable to the public until the patents are issued. Moreover, when patents ultimately are issued, the claims may be substantially different from those that were originally published and may vary from country to country. Furthermore, there may be issued patents or pending patent applications that we are aware of, but that we think are irrelevant to our therapeutic product candidates, but which may ultimately be found to be infringed by the manufacture, sale, or use of such product candidates. As a result, we can never be certain that programs that we commence will be free of third-party intellectual property rights. If we become aware of the existence of third-party intellectual property rights only after we have commenced a particular program, we may have to forgo such project after having invested substantial resources in it or, to the extent such third-party right has not expired, obtain a license which may involve substantial financial resources.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

In 2011, the United States passed comprehensive patent reform laws in the “America Invents Act”, or the Act. The Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These changes may affect our ability to obtain and enforce patents in a number of ways. The changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. If the validity of one of our U.S. patents is successfully challenged, some or all of the claims may be invalidated, such that we could not enforce the patent and hence may not be able to protect one or more of our therapeutic product candidates. After March 2013, under the Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. If we are not the first to file a patent application on one of our inventions, we may not be able to obtain a patent on our invention, and may not be able to protect one or more of our therapeutic product candidates. The Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Other countries may also pass legislative changes to their patent laws which could materially affect, and even invalidate, one or more of our already filed patent applications, or even granted patents.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. There is a trend in the USPTO to narrower antibody claim scope, mainly through stringent “written description requirements”, which increasingly limit an applicant’s ability to claim antibodies by describing them functionally and thus limiting the patent claims to specific antibody sequences. The written description requirement in antibodies may result in difficulties to obtain early broad patent protection on antibody inventions and result in significant patent vulnerabilities. An example of this trend is a recent U.S. Supreme Court decision in the Amgen v. Sanofi case. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, rather than by describing the structure of the claimed antibodies themselves. The Federal Circuit abolished the newly characterized antigen test on the grounds that it failed to satisfy the written description requirement found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit not only eliminated a favored claiming strategy, it also called into question the validity of numerous existing patents. On Jan. 7, 2019, the U.S. Supreme Court declined to hear an appeal of the Federal Circuit’s ruling, effectively changing the landscape for antibody patents for the foreseeable future. In the current IP environment in the U.S., and particularly after Amgen v. Sanofi, we may not be able to obtain broad, early patent protection on our antibody inventions.

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

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We may be required to license technology from third parties to further develop or commercialize our investigational products. Should we be required to obtain licenses to any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

We, or potential collaborators and licensees, may infringe third-party rights and may become involved in litigation, which may materially harm our business.

If a third-party accuses us, our collaborator or a potential collaborator and licensee of infringing its intellectual property rights or if a third-party commences litigation against us, our collaborator or a potential collaborator and licensee for the infringement of patent or other intellectual property rights, we may incur significant costs in obtaining a license or defending such action, whether or not we ultimately prevail. We are aware of U.S. and foreign issued patents and pending patent applications controlled by third parties that may relate to the areas in which we are developing therapeutic products. Because all issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries, issued patents held by others with claims related to products, may limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction, if we do not obtain a license or other right to practice the claimed inventions. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive and prolonged. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Costs that we may incur in defending third-party infringement actions would also result in the diversion of management’s and technical personnel’s time. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us or our collaborators and licensees from further developing our discoveries or commercializing our products.

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

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement, misappropriation or other intellectual property litigation, any award of monetary damages we receive may not be commercially valuable. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on our share price. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

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

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee due to and during his or her employment with a company are regarded as “service inventions”, which belong to the employer, unless the employee and employer have entered into a specific agreement stating otherwise, except if the employer waived the service invention within six months of receipt of a notice by the employee regarding the creation of the service invention (in accordance with provisions of the Patent Law). The Patent Law also provides that if there is no agreement with respect to whether the employee is entitled to remuneration for his or her service invention, to what extent and under what conditions, such entitlement and terms shall be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law. Decisions by the Committee and Israeli courts have created some uncertainty in this area. Although our employees have agreed to assign to us service invention rights and have waived any rights for additional compensation for such service inventions, we may still face claims demanding remuneration in consideration for assigned service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We may be subject to claims that we or our employees or consultants have infringed, misappropriated or otherwise violated the intellectual property of a third-party, or claiming ownership of what we regard as our own intellectual property.

We may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed confidential information of former employers, competitors or other third-parties. Although we have implemented reasonable measures to ensure that our employees and consultants do not use the intellectual property of others in their work for us, we may become subject to claims that we caused an employee or consultant to breach, among others, the terms of his or her non-competition, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged proprietary information of a former employer, competitor or other third-party.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could distract the attention of our management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our investigational products, if such technologies or features are found to incorporate or be derived from the proprietary information of third-parties. Moreover, any such litigation may adversely affect our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants.

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

We may become subject to claims challenging the inventorship or ownership of our patents.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents as co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve claims challenging inventorship and/or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Once granted, patents may remain open to opposition (as specified above), interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

•

issued patents that we may own or that we license may be held invalid or unenforceable, as a result of legal challenges;

•

others may be able to make products that are similar to our products but that are not covered by the claims of our patent rights;

•

the patents of third parties may have an adverse effect on our business;

•

we or our licensors or any future strategic partners might not have been the first to file patent applications on the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•

others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•

it is possible that our pending patent applications will not lead to issued patents;

•

issued patents that we may own or that we license may not provide us with any competitive advantage

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

third parties performing manufacturing or testing for us using our product candidates or technologies could use the intellectual property of others without obtaining a proper license;

•

we may not develop additional proprietary technologies that are patentable; and

•

the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce.

In addition to seeking patent protection for some of our technology and investigational products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Any disclosure, either intentional or unintentional, by our employees or third party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We further seek to protect our potential trade secrets and proprietary know-how by entering into non-disclosure and confidentiality agreements with any third parties who are given access to them, including our collaborators, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, which may be difficult to trace, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.

If we are unable to adequately protect our proprietary know-how and trade secrets, competitors may be able to develop technologies and resulting discoveries and inventions that are identical, similar to or better than our own discoveries and inventions, which could materially harm our business.

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

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, and has entered into several normalization agreements in 2020 with the United Arab Amirates, Bahrain, Sudan and Morocco, Israel has no peace or arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. Israel is further engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip).

Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria and Lebanon, and with regard to Iran’s nuclear program. In addition, the normalization agreements that Israel has recently entered into with some Arab countries in the Middle East may affect the geo-political condition in the Middle East in general, and the relations between Israel and Iran in particular.

All of the above raise a concern as to the stability in the region which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the on-going conflict with the Palestinians is continuing to disrupt some of Israel’s trading activities. Certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of our relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

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

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the U.S. dollar and the NIS, which may have a material adverse effect on our financial condition. In 2020, the U.S. dollar depreciated against the NIS by 7.0%, in 2019 by 7.8% and in 2018, the U.S. dollar appreciated against the NIS by 8.1%. As a result of these fluctuations, our NIS denominated expenses were affected.

We may not be entitled to certain Israeli tax benefits.

In the future, we may be entitled to benefit from certain Israeli government programs and enjoy certain tax benefits, particularly tax exemptions, resulting from the ‘Benefiting Enterprise’ status, or Benefiting Enterprise, granted to us under the Israel Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of these tax benefits, however, are subject to us meeting certain conditions under the Investment Law, including making specified investments in fixed assets and equipment. The tax benefits that we anticipate receiving under the “Benefiting Enterprise” program may not be continued in the future at their current levels or at all. To date, we have not actually received any such tax benefits because we have not yet generated any taxable income.

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

If our existing shareholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2020, we have a total of 83,675,856 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, and our 2021 Employee Share Purchase Plan, or ESPP, as of December 31, 2020, 8,926,607 ordinary shares that are either subject to outstanding options or reserved for future issuance under our 2010 Plan and ESPP will be eligible for sale in the public market, subject to, in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. In addition, as of December 31, 2020, we had 387,026 warrants outstanding exercisable into 387,026 ordinary shares. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In addition, our directors, executive officers and other affiliates may establish, and certain executive officers and directors have established, programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our ordinary shares. Any sales of securities by these shareholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of our ordinary shares.

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

During the calendar years 2019 and 2020, our closing share price on Nasdaq has ranged from a low of $2.35 to a high of $19.45 and trading volume is volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

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

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience volatility in their stock prices and/or difficulties in raising additional financing required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East, but also in the US may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

As a result of the volatility of our share price, we could be subject to securities litigation, which could result in substantial costs and divert management’s attention and company resources from our business.

If we are a passive foreign investment company, or PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, we generally will be classified as a PFIC for any taxable year in which, after the application of certain lookthrough rules with respect to our subsidiaries, either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on the basis of a weighted quarterly average) of our total assets for the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If we are a PFIC for any taxable year during which a U.S. shareholder holds our shares, the U.S. investor may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were not a PFIC for the taxable year ended December 31, 2020, but the Company may be a PFIC in one or more subsequent taxable years. The determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, our status as a PFIC in the current or any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive, (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time, and (iv) the allocation of our goodwill between passive and non-passive for purposes of the PFIC asset test is subject to uncertainty. Furthermore, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. shareholders, see “Item 10.E. Taxation – Certain Material U.S. Federal Income Tax Considerations”.

If we are a controlled foreign corporation, there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our ordinary shares.

Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income, " global intangible low taxed income, and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder's U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a United States person (as defined by the Internal Revenue Code of 1986, as amended, or, the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. Because our group includes at least one U.S. subsidiary (Compugen USA, Inc.), those changes to the attribution rules may cause any non-U.S. subsidiaries that we form or acquire in the future to be treated as controlled foreign corporations. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether we or any non-U.S. subsidiaries that we may form or acquire are or will be treated as a CFC or whether any holder of the ordinary shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

Each U.S. Holder (as defined in Item 10.E below) should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined above), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

The net operating loss, or NOL, carryforwards or other tax attributes of our U.S. subsidiary, Compugen USA, Inc., could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Compugen USA, Inc.’s NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 years under applicable U.S. tax law. Under the Tax Act as modified by the Coronavirus Aid, Relief, and Economic Security Act, Compugen USA, Inc.’s federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 may be limited to 80% of current year taxable income for tax years beginning after December 31, 2020.

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

Consequently, Compugen USA, Inc. may not be able to utilize a material portion of its net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

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

ITEM 4.INFORMATION ON THE COMPANY

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

Principal Capital Expenditures

In the years ended December 31, 2020, 2019 and 2018, our capital expenditures were $0.1, $0.2 million and $0.2 million, respectively. As of December 31, 2020, we have no current significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally, COM701, COM902 and BAY 1905254. The Company’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study and is under clinical collaboration with Bristol Myers Squibb. COM902 is a therapeutic antibody targeting TIGIT, developed internally and is undergoing a Phase 1 study to evaluate it in patients with advanced malignancies. BAY 1905254 is a first-in-class therapeutic antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement and is also in Phase 1 studies in patients with advanced solid tumors. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

In 2018, we entered into two agreements with leading pharmaceutical companies - a clinical collaboration agreement with Bristol Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for their development of bi-specific and multi-specific antibody products derived from one of our immuno-oncology programs. The first pipeline agreement we entered into was with Bayer in 2013 for the research, development, and commercialization of immuno-oncology therapeutics against novel targets identified by us. Under this agreement we collaborate with Bayer on BAY 1905254 targeting ILDR2. We are also engaged in collaboration with Johns Hopkins School of Medicine, a leading academic research center in the United States to advance research and development efforts relating to our pipeline programs.

The Company is headquartered in Holon, Israel. Our clinical development activities are headed from our U.S. site in South San Francisco, California.

Our Strategy

Compugen aims to transform patient lives by developing first-in-class therapeutics based on our computational target discovery platform. Our pipeline strategy for the development of first-in-class cancer immunotherapies is differentiated in the competitive landscape of immuno-oncology. It is based on novel targets and biological pathways discovered by our proprietary predictive computational discovery platforms and on robust scientific rationale guiding our drug development process. Our pipeline strategy consists of the following:

•

Targeting novel pathways, identified internally, with potential to address the unmet need of patients non-responsive to cancer immunotherapies;

•

Applying a science-driven approach to identify drug combinations, through deep understanding of the biology of these novel pathways; and

•

Using the same scientific understanding of the new pathways to design a robust biomarker strategy for patient selection.

In our therapeutic pipeline, our most advanced programs are:

•

COM701 is our lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggests that the PVRIG pathway is parallel and complementary to TIGIT, an immune checkpoint discovered computationally by us in 2009. These two pathways intersect with DNAM, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM. In certain tumors, the blockade of both TIGIT and PVRIG may be required to sufficiently stimulate an antitumor immune response, with or without additional PD-1 pathway blockade. Phase 1 studies for COM701 were initiated in September 2018 to evaluate it as a monotherapy and in combination with a PD-1 inhibitor in patients with advanced solid tumors. In October 2018, we entered into MCTC with Bristol Myers Squibb, according to which, among other things, Bristol Myers Squibb will supply us with Opdivo®, its PD-1 immune checkpoint inhibitor, for the combination arm of the study.

In February 2020, the MCTC was amended to include a clinical trial, sponsored by us, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors and during 2020 we started conducting such clinical trial. According to the MCTC, as amended, Bristol Myers Squibb supplies us, at no cost, with Opdivo®, and with its antibody targeting TIGIT known as BMS-986207, for such clinical trial.

In February 2021, such MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors.

•

COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint. COM902 blocks the interaction of TIGIT with PVR, its ligand. Our preclinical data suggests that in certain tumor indications the blockage of both TIGIT and PVRIG, two coinhibitory arms of the DNAM axis, may be required to stimulate an anti-tumor immune response with or without the blockade of the PD-1 pathway. Phase 1 studies for COM902 were initiated in March 2020 to evaluate it as a monotherapy in patients with advanced malignancies who have exhausted all available standard therapies.

•

BAY 1905254 is a first-in-class antibody targeting ILDR2, a new immune checkpoint identified by us, that is being developed by Bayer pursuant to a research and discovery collaboration and license agreement signed in 2013. Bayer initiated its Phase 1 study in patients with solid tumors in September 2018, which triggered a milestone payment of $7.8 million.

BAY 1905254 has exhibited anti-tumor activity as a monotherapy in various mouse models and was also shown to have additive anti-tumor effects in combination with other cancer therapy approaches in those models, indicating the possibility for multiple combination uses in cancer immunotherapy. Following joint preclinical research, this program was transferred to Bayer for further development.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represents a significant commercial market. Sales of therapies targeting immune checkpoints registered approximately $26 billion worldwide in 2020. Industry analysts estimate that the cancer immunotherapy market has a significant growth potential and annual sales’ projections of some of these analysts range between $35 billion and $50 billion by 2025.

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

Compugen’s initial discovery efforts in this field were directed at identifying novel T cell immune checkpoints that inhibit T cells in cancer patients and develop therapeutic mAbs that reverse this inhibition and cause T cell activation. Over the past four years our discovery efforts were focused on discovery of targets expressed on myeloid cells, addressing a range of mechanisms of action of myeloid biology. Targeting myeloid biology may offer a complimentary strategy to checkpoint inhibition, and consequently may provide treatment solutions for non-responsive or relapsing patients. In the last three years, we have further expanded our discovery capabilities to investigate mechanisms of immune resistance to currently available immunotherapies.

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

Therapeutic Pipeline

• COM701 - a therapeutic antibody targeting PVRIG

Pathway expression and Preclinical data

COM701 is a first-in-class humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. In addition, COM701 combined with antagonist anti-PD-1 antibodies has demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, indicating an intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

PVRIG and TIGIT constitute parallel immune checkpoint pathways that interact with DNAM, a costimulatory molecule on T cells and NK cells. Preclinical data for COM701 suggest that PVRIG may be a dominant checkpoint pathway in diverse patient populations with tumors that express elevated PVRL2, the ligand of PVRIG, as compared to expression of PVR, the ligand of TIGIT. This includes patients with breast, endometrial, and ovarian cancers. In addition, expression studies show that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as those noted above, as well as lung, kidney, and head & neck cancers. In these tumors the blockade of both TIGIT and PVRIG may be required to stimulate an anti-tumor immune response, with or without additional PD-1 pathway blockade. COM701 is in a Phase 1 clinical trial in patients with advanced solid tumors, to evaluate in monotherapy, combination therapy with a PD-1 inhibitor and combination therapy with PD-1 inhibitor and TIGIT inhibitor.

Clinical Development

In September 2018, we dosed our first patient in the Phase 1 clinical study of COM701.

In October 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. In February 2020, the MCTC was amended to include a phase ½ clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. In February 2021, the MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. Bristol Meyers Squibb supplies Opdivo® for the dual combination portions of the studies in accordance with our collaboration through the completion of the dose escalation and expansion arms of the study, as specified below, and supplies both Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207, for the triple combination study in accordance with our collaboration, at no cost.

A schema of the study, patient population, key study objectives and biomarker strategy are summarized in the chart below:

COM701 Clinical Programs

Phase 1 study was initiated September 2018.

COM701 Clinical Programs

Phase 1 Arm A - Monotherapy

Monotherapy Dose Escalation	Monotherapy Cohort Expansion (20 patients; progressed on SOC)
All-comers (progressed on SOC)	NSCLC, Ovarian, Breast, Endometrial, Colorectal
Enrollment completed; data presented at AACR 2020; additional data disclosed in Feb 2021	Enrollment completed; initial data disclosed Feb 2021; updated data expected in Q2 2021

Phase 1 Arm B – Dual Combination

Dual Combination: Escalating doses of COM701 with fixed dose of Opdivo® (Up to 20 patients)	Dual combination Cohort Expansion (progressed on SOC)
All-comers (progressed on SOC)	Ovarian, Breast, Endometrial and MSS-CRC
Initial data presented at AACR 2020 and Feb 2021; updated data expected in Q2 2021	Initiation expected in Q2 2021

Phase 1/2 - Triple Combination

Triple Combination Dose Escalation Escalating doses of COM701 with fixed doses of Opdivo® + BMS-986207	Triple Combination Cohort Expansion
All-comers (progressed on SOC) Study ongoing Initial data expected in Q4 2021	Ovarian, Endometrial, additional tumor types with high PVRL2 expression

Study Objectives

Safety & Tolerability

PK/PD

Clinical activity – COM701 monotherapy and in combination

Biomarker Strategy

Expression of DNAM axis members

Additional indications based on biomarker analysis

Phase 1 Arm A of the study evaluated the safety and tolerability of COM701 monotherapy through sequential dose escalations. We completed the enrollment of the arm and have selected a recommended dose of COM701 that we used for the monotherapy cohort expansion.

The patient population enrolled in the dose escalation was all comers and includes patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

To evaluate the long-term safety and efficacy of COM701 monotherapy, following the completion of the COM701 monotherapy dose-escalation, we initiated a monotherapy expansion cohorts study with the enrollment of patients with relapsed or refractory disease and such tumor types that have been selected based on the preclinical data demonstrating a high expression of PVRIG and PVRL2 and based on emerging clinical data from the dose-escalation cohorts of the study. In addition, our biomarker strategy evaluates these clinically relevant endpoints (clinical activity and safety) in the expansion cohorts, including immune phenotyping, PVRIG pathway expression and receptor occupancy by COM701. Our biomarker analysis is a retrospective analysis, which if confirmed, will serve for patient selection at later stages of the trial.

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

Phase 1 Arm B of the study evaluates the safety and tolerability of COM701 in combination with a PD-1 inhibitor using a 3+3 study design. A similar patient population, as enrolled for the dose escalation cohorts in Arm A was enrolled for this part of the study and enrollment was completed during 2020.

In a poster (Abstract #TPS23) titled “A Phase 1 Study Evaluating COM701 Monotherapy and in Combination with Nivolumab in Patients With Advanced Solid Malignancies,” featured at the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium in Orlando, FL, in February 2020, we reported the following: (i) enrollment in the eighth dose level patient cohort of 20mg/kg at Q4 weekly dosing schedule is ongoing in the monotherapy dose escalation study; (ii) enrollment in the fourth dose level patient cohort at Q4 weekly dosing schedule in the combination dose escalation study of COM701 with Opdivo® (nivolumab) has been completed with no dose-limiting toxicities reported; and (iii) no dose limiting toxicities have been reported in lower dose level patient cohorts in the monotherapy and combination dose escalation arms.

In April 2020 we presented updated results from our ongoing Phase 1 dose escalation study of COM701 at the 2020 American Association for Cancer Research (AACR) Virtual Annual Meeting I demonstrating that COM701 was well-tolerated through 20 mg/kg IV Q4 weeks as a monotherapy and 10 mg/kg IV Q4 weeks in combination with Opdivo® (480 mg IV Q4 weeks) with no dose-limiting toxicities reported. Furthermore, COM701 demonstrated encouraging signals of anti-tumor activity with high disease control rate in both the monotherapy and combination therapy arms (69% and 75%, respectively), including two confirmed partial responses and durable responses of over six months across cohorts, in the heavily pretreated patients enrolled in the study.

In February 2021 we presented updated results from our ongoing Phase 1 dose escalation study of COM701 as a monotherapy, and in combination with Opdivo® (nivolumab) and our monotherapy cohort expansion.

Data highlights from the Phase 1 dose escalation studies as of the data cutoff of December 14, 2020 include:

COM701 and Opdivo® combination dose escalation arm:

•

In 15 patients with a median of five prior anticancer therapies (range of 2-10), COM701 in combination with Opdivo® was well-tolerated with no reported dose-limiting toxicities up to the fifth and final dose cohort of COM701 20 mg/kg and Opdivo® 480 mg, both IV Q4 weeks.

•

The disease control rate (DCR) was 66.7% (N=10) with best responses of complete response (CR) 6.7% (N=1), partial response (PR) 6.7% (N=1) and stable disease (SD) 53.3% (N=8).

•

A patient with anal squamous cell carcinoma with confirmed SD as reported at American Association for Cancer Research (AACR) 2020, now with confirmed CR and remains on treatment at 79 weeks. This patient progressed on Opdivo® prior to enrolling in our study.

•

A patient with microsatellite stable (MSS)-colorectal cancer with durable confirmed partial response previously reported at AACR 2020 remained on study treatment at 44 weeks.

•

Durable responses of confirmed SD of six months or more in three patients. One patient with renal cell carcinoma remains on treatment at 58 weeks, and one patient with non-small cell lung cancer (NSCLC) (squamous) who failed prior treatment with immune checkpoint inhibitors remained on treatment at 36 weeks, and one patient with endometrial cancer remained on treatment at 46 weeks.

COM701 monotherapy arm dose escalation update since AACR 2020:

•

The patient with primary peritoneal cancer (platinum resistant, MSS) with durable confirmed partial response remains on study treatment at 62 weeks.

•

The patient with pancreatic cancer, refractory to all three prior lines of standard of care (SOC) therapy with durable confirmed SD was on study treatment for 31 weeks.

Data highlights from the monotherapy expansion cohort as of the data cutoff of December 14, 2020 include:

•

20 patients enrolled in biomarker and data informed indications; four patients of each: endometrial cancer, NSCLC, ovarian cancer, breast cancer and colorectal cancer.

•

Six of the 20 patients (30%) had best responses of SD, one patient with endometrial cancer, three patients with NSCLC and two patients with ovarian cancer.

•

Two patients with SD remain on treatment as of the data cutoff date; one patient with NSCLC who had >3 prior lines of SOC therapy; including prior treatment with immune checkpoint inhibitors with treatment ongoing at 26 weeks, and one patient with ovarian cancer with treatment ongoing at 20 weeks.

•

Two additional patients remain on treatment as of the data cutoff date.

•

No new safety findings were observed.

Phase 1/2 study is designed to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and BMS-986207. The study is designed to evaluate a safe and tolerable dose of the combination during dose escalation and antitumor activity in selected tumor types in the expansion cohorts (ovarian cancer, endometrial cancer and a biomarker-driven arm of tumor types with high expression of PVRL2). Dose levels for Opdivo® and BMS-986207 combinations have already been determined through prior testing by Bristol Myers Squibb, allowing for dose escalation of COM701 with fixed doses of Opdivo® and BMS‑986207.

In September we announced that the first patient has been dosed in the Phase ½ study and we are currently enrolling patients to the dose escalation cohorts.

•

COM902 - a therapeutic antibody targeting TIGIT

Pathway expression and Preclinical data

COM902, a high affinity, fully human antibody targeting TIGIT, an immune checkpoint is developed by us. COM902 was shown to have superior binding affinity to T cells with similar and or greater in vitro function compared to several clinical anti-TIGIT antibodies. COM902 is a mouse-cross reactive Ab and inhibited tumor growth and increased survival when combined with anti-PVRIG or anti-PD-L1 antibodies in in-vivo studies. Preclinical data demonstrate that TIGIT inhibition, either alone or in combination with other checkpoint inhibitors, can enhance T cell activation and increase anti-tumor immune responses. In pre-clinical studies, parallel inhibition of TIGIT and PVRIG, two coinhibitory arms of the DNAM axis, results in synergistic effects on effector T cell function and tumor growth inhibition in various model systems that can be further increased with the addition of PD-1 blockade. Based on preclinical data these combinations may be clinically important for enhancing anti-tumor immune response and expanding the patient population responsive to checkpoint inhibition.

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

Clinical Development

In March 2020, we dosed our first patient in the Phase 1 clinical study of COM902.

A schema of the study, patient population and key study objectives are summarized in the chart below:

COM902 Clinical Programs

Phase 1 of the study evaluates the safety and tolerability of COM902 monotherapy in patients with advanced malignancies through sequential dose escalations. At the completion of the monotherapy dose escalation study, we expect to have a recommended phase 2 dose of COM902.

The patient population enrolled is all comers and includes patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

The Phase 1 study is currently enrolling at leading centers in the United States and is expected to include approximately 45 patients.

• BAY 1905254 – a therapeutic antibody targeting CGEN-15001T/ILDR2

ILDR2, (formerly CGEN-15001T) a novel immune checkpoint target discovered by Compugen, was developed with Bayer pursuant to a research and discovery collaboration and license agreement signed in August 2013. See “Business Strategy and Partnerships - Bayer Collaboration” below. Studies testing the immune function of ILDR2 demonstrated inhibitory effects on T cells consistent with it being an immune checkpoint ligand. ILDR2 appears to have a unique mechanism of action relative to other immune checkpoints currently being targeted in clinical testing. ILDR2 is expressed in lymph nodes, suggesting that BAY 1905254 exerts its effects on immune cell priming rather than on directly enhancing immune cell killing effects in the tumor microenvironment.

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

BAY 1905254 is currently being evaluated in a Phase 1 study in patients with advanced solid tumors. The study, sponsored and conducted by Bayer, is an open-label, dose escalation study designed to evaluate the safety and tolerability of BAY 1905254. The study also evaluates BAY 1905452 in combination with Keytruda, with an expansion cohort in head and neck cancer to evaluate the combination treatment.

Biomarker driven strategy

We recognize that one of the major limitations of current immunotherapy approaches is the lack of tools to help predict patient responses. Through the use of informed biomarker driven strategies, based on the new biological pathways we discover, we aim to identify biomarkers that can help us predict which patients are most likely to respond to our novel therapies. This long-term approach also seeks to improve the probability of success of our clinical studies.

Our clinical trials are designed to advance our biomarker driven strategy. Not only are we utilizing the extensive preclinical data we have collected on biomarker expression in individual tumor types to inform the study of our drugs and the indications that we are evaluating, but we are also collecting tissue samples from some of our patients in order to assess potential biomarkers, such as DNAM axis related biomarkers and also intend to create data characterizing tumor physiology before and during treatment to be utilized in further target and biomarker discovery.

Early Stage Pipeline

Our early stage programs are focused largely on myeloid targets addressing a range of mechanisms of action of myeloid biology. The myeloid lineage of the immune system includes suppressive macrophages, immune cells that are highly immune suppressive in the tumor microenvironment, and that can affect the anti-tumor immune response via multiple mechanisms of action. As such, blocking myeloid targets may offer a complementary strategy to T cell checkpoint inhibition, providing new treatment solutions for non-responsive or relapsing patients and expanding the patient population responsive to immunotherapies. The Company’s discovery platforms have been enhanced to identify new myeloid targets within the tumor microenvironment of multiple cancers and are pursued by the Company. More recently, we initiated a discovery platform and consequently validation of targets that address other mechanisms of immune resistance in the tumor microenvironment.

Our Predictive Computational Discovery Approach

While our predictive computational discovery platforms have potentially broad applicability and is not limited to a certain indication or therapeutic field, we focus our predictive computational discovery efforts on the discovery of novel drug targets and new biological pathways towards the development of new therapeutic antibodies for cancer immunotherapy, a significant unmet medical need for cancer patients. We have discovered three new targets through computational prediction which are being clinically evaluated, supporting the power and validity of our computational capabilities. COM701 targeting PVRIG, COM902 targeting TIGIT and BAY 1905254 targeting ILDR2. All these antibodies are being tested in Phase 1 studies.

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

To date, our discovery capabilities have resulted in the following achievements:

•

An innovative immuno-oncology pipeline: three therapeutic programs addressing targets we discovered computationally and validated in-house, all of which (COM701, COM902 and BAY 1905254) underwent through successful preclinical studies and are currently in Phase 1 clinical trials, the first two sponsored by us and the third one by Bayer, respectively;

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

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our product candidates in our pipeline at both early and later stages of development. Through these collaborations we seek to create, further develop and commercialize therapeutic product candidates directed to our novel drug targets. Such collaborations or other types of partnering arrangements might include one or more of our therapeutic pipeline programs, including our novel early-stage candidates, as well as our clinical candidates COM701 and COM902. Potential revenue sources in line with this business model could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to retain higher share from future sales revenues.

Additionally, our discovery capabilities are designed to allow for research and discovery collaborations aimed at harnessing our solutions and capabilities towards a potential partner’s pipeline needs. In these arrangements, we would utilize our discovery approaches to identify novel proteins and/or targets addressing a specific unmet need of interest to our partner.

Bayer Collaboration

On August 5, 2013, we entered into a collaboration with Bayer, or the Bayer Collaboration, for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators, BAY 1905254 (formerly CGEN 15001T/ILDR2)and CGEN 15022.

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we are eligible to receive an aggregate of over $250 million in potential milestone payments for the BAY 1905254 program, not including aggregate milestone payments of approximately $23 million received to date. Additionally, we are eligible to receive mid-to-high single digit royalties on global net sales of any approved products under the collaboration.

In 2014, we achieved the first and second preclinical milestones and in 2015 we achieved the third preclinical milestone with respect to BAY 1905254. Pursuant to the terms of the Bayer Collaboration, this program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from us. In September 2018, the program achieved the fourth milestone, following the dosing of the first patient in the Phase 1 clinical trial of BAY 1905254.

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

Bristol Myers Squibb Collaboration

On October 10, 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

The collaboration was also designed to address potential future combinations, including trials to investigate combined inhibition of checkpoint mechanisms. The clinical combination of multiple immune checkpoint inhibition is designed to clinically test the synergistic activity demonstrated in preclinical models. The parties agreed that Bristol Myers Squibb and Compugen will each supply the other company with its own compound for the other party’s study, and otherwise each party will be responsible for all costs associated with the study that it is conducting. Any combination trial performed under this agreement is referred to as a Combined Therapy Study.

On February 14, 2020, the MCTC was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the MCTC, as amended, we sponsor the two-part Phase 1/2 trial, which evaluates the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol Myers Squibb provides Opdivo® and BMS-986207 at no cost to us.

As part of the amended MCTC, it was agreed that we will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination. However, on February 19, 2021, such MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where we will be responsible for and will sponsor the expansion cohort and Bristol Myers Squibb will provide Opdivo® at no cost to us for this study. The amendment also revises the exclusivity period granted to Bristol Myers Squibb to include a specific date for termination of the exclusivity period, so that it ends at the earlier of (i) six months after the study completion of the triple combination and the dual combination; or (ii) December 31, 2023.

Ownership of, and global commercial rights to, COM701 remain solely with us under the MCTC (subject to the rights granted to Bristol Myers Squibb). If we wish to license the right to commercialize COM701 in any territory during the time prior to the end of the exclusivity period specified above, we must first negotiate with Bristol Myers Squibb for a period of three months, or the Negotiation Period, to grant an exclusive license to develop and commercialize COM701 in that territory. If we and Bristol Myers Squibb do not reach an agreement for an exclusive license within the Negotiation Period, then Bristol Myers Squibb will have no further first negotiation rights, and we will be free to license COM701 (subject to all other rights afforded to Bristol Myers Squibb under the MCTC) to other parties, in such territory. After the expiration of the Exclusivity Period, we are free to license COM701 without any further obligation to Bristol Myers Squibb.

The MCTC also contains certain exclusivity provisions that run through the said exclusivity period. We agreed not to conduct any preclinical or clinical research with, or grant rights to, certain restricted third parties regarding the combination of an anti-PD-1 antagonist or anti-PD-L1 antagonist together with COM701. We remain free to conduct any preclinical or clinical research involving such restricted combination on our own or in collaboration with academic or other non-profit entities.

Subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the MCTC will continue in effect until completion by all centers or institutions participating in the Combined Therapy Studies, the delivery of study data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third-party merges with or acquires us, we are free to assign or transfer the Agreement without the consent of Bristol Myers Squibb.

In conjunction with the signing of the MCTC, Bristol Myers Squibb made a $12 million investment in us, purchasing 2,424,243 of our ordinary shares at a purchase price of $4.95 per share. The share price represented a 33% premium over the average closing price of our ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. Please see “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources.”

AstraZeneca License

In March 2018, we entered into an exclusive license agreement with AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the license agreement, we provide an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from one of our pipeline programs. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone. If additional products are developed, additional milestones and royalties would be due to us for each product. We retained all other rights to our entire pipeline of programs as monotherapies and in combination with other products.

Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last Royalty Term in the Territory, each as defined in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

Main Academic Collaboration

We also advance our pipeline through academic collaborations with leading researchers and key opinion leaders in the field of immuno-oncology. Our current main academic collaboration is with Johns Hopkins School of Medicine.

The collaboration focuses on the evaluation of novel T cell and myeloid checkpoint targets identified by us for the potential treatment of cancer. The scope of the collaboration includes identifying differentiating features of our novel targets relative to known immuno-oncology targets, and the therapeutic potential of drugs modulating the activity of those novel drug targets. Research is conducted under the leadership of Drew Pardoll, M.D., Ph.D., Abeloff Professor of Oncology, Medicine, Pathology, and Molecular Biology and Genetics at Johns Hopkins University, School of Medicine, and Director of the Bloomberg~Kimmel Institute for Cancer Immunotherapy and Co-Director of the Cancer Immunology Program at the Sidney Kimmel Comprehensive Cancer Center, Johns Hopkins, and Chairman of our Scientific Advisory Board.

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by the rapid evolution of new technologies and the adoption of new therapies. Additionally, the oncology therapeutic space, and in particular the immuno-oncology or cancer immunotherapy subsector, represents the therapeutic area with the highest industry focus and investment. In addition, in recent years, computational approaches and systems are being integrated into multiple life science aspects, including the formation of new companies focusing on computational drug target discovery. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, computational discovery and development companies, academic and research institutions, newly founded companies and governmental and other publicly funded agencies.

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms, but address the same drug target or clinical unmet need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or cell therapies for oncology diseases. Specifically, in the field of immune checkpoints and myeloid drug targets for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we have discovered. If approved, such cancer immunotherapy products would compete with our product candidates for commercialization or approved products in the respective fields. If in development stage, such cancer immunotherapy products would compete with our product candidates for entering into strategic partnerships with pharmaceutical and biotechnology companies which form the basis of our business model.

Our discovery program depends, in large part, on our discovery platforms and other capabilities and our proprietary data to make inventions and establish intellectual property rights in protein-based products, including proteins and antibodies. There are additional companies exploring computational approaches and systems for drug target discovery and number of other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our predictive computational discovery platforms, provide us with a competitive advantage in predicting new protein functions and linking proteins to specific diseases, and as a result, predicting new drug targets. We believe that this advantage is made possible by building an infrastructure for predictive discovery based on the integration of scientific understanding and predictive models as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling such data analysis approaches, and who over time discovered three drug targets that are now in clinical studies and have generated dozens of peer reviewed publications of certain of our findings and capabilities in scientific journals.

Many of our potential competitors, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in computational approaches and the discovery, development and manufacturing of therapeutics, obtaining FDA and other regulatory approvals, and commercialization of products. Accordingly, our competitors may be more successful than we may be in identifying new drug targets and product candidates, protecting them with patent applications, developing them, accelerating their development process, obtaining FDA and other regulatory approvals and achieving widespread market acceptance. We anticipate that we will face intense and increasing competition as advanced technologies or new therapy modalities become available.

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery platforms, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 15, 2021, we had a total of 42 issued and allowed patents, of which 16 are U.S. patents, 7 are European patents and additional 19 patents in other territories. Our issued and allowed patents expire between 2027 and 2037. As of February 15, 2021, we had over 120 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2020 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

In October 2020, two parties filed oppositions in the EPO requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036. We are expected to respond to this opposition in the first half of 2021.

Manufacturing

We currently rely on contract manufacturers or our collaborative partners to produce materials, drug substances and drug products required for our research and development activities. We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our therapeutic drug candidates. We do not have, and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on CMOs, advisors and third-party contractors to generate formulations and produce small scale and larger scale amounts of GLP, cGMP clinical and commercial drug substance and the drug product required for our clinical trials for the foreseeable future. We also contract with CMOs and third-party contractors for the labeling, packaging, storage and distribution of investigational drug products.

We entered into agreements with certain CMOs for the manufacturing and respective analytics of COM701 and COM902. Our manufacturing strategy is currently structured to support the advancement of our therapeutic drug development into the clinic. Although we believe the general manufacturing strategy developed for the United States will be applicable in other geographies, specific strategies for other geographies will be developed as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Dependence on Third Parties - We anticipate that we will rely completely on third parties to manufacture or supply certain preclinical and all clinical and commercial drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels, timing or prices.”

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. There remain judicial and Congressional challenges to certain aspects of the ACA. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017 that authorized the implementation of legislation that would repeal portions of the ACA. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing this case, although it is unclear when a decision will be made.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect through 2030, unless additional congressional action is taken. However, pursuant to COVID-19 pandemic relief legislation, these Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, the Trump administration previously released a “Blueprint”, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. In the fall of 2020, several final rules have been finalized that seek to implement the Trump administration’s proposals. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. We cannot predict what healthcare reform initiatives may be adopted in the future. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

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

Regulation of Use of Human Tissue

We need to access and use various human or non-human tissue samples for the purpose of research, development and or validation of some of our product candidates. Our access and use of these samples are subject to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. The use of clinical data associated with human tissue samples is also heavily regulated in the United States, Israel and elsewhere. United States and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples.

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

D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to new facilities in Holon, Israel where we leased an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse. Following the exercise of our first option, we lease 29,870 square feet under that lease that expires on March 14, 2026 (with an option to extend the lease for additional five-year period). In addition, Compugen USA, Inc. currently leases 3,360 square feet of office space in South San Francisco, California, under a lease that expires on September 30, 2022.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS FINANCE

The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2020, and with any other selected financial data included elsewhere in this annual report.

Background

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally, COM701, COM902 and BAY 1905254. The Company’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study and is under clinical collaboration with Bristol Myers Squibb. COM902 is a therapeutic antibody targeting TIGIT, developed internally and is undergoing a Phase 1 study to evaluate it in patients with advanced malignancies. BAY 1905254 is a first-in-class therapeutic antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement and is also in Phase 1 studies in patients with advanced solid tumors. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

In 2018, we entered into two agreements with leading pharmaceutical companies - a clinical collaboration agreement with Bristol Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for their development of bi-specific and multi-specific antibody products derived from one of our immuno-oncology programs. The first pipeline agreement we entered into was with Bayer in 2013 for the research, development, and commercialization of immuno-oncology therapeutics against novel targets identified by us. Under this agreement we collaborate with Bayer on BAY 1905254 targeting ILDR2. We are also engaged in collaboration with Johns Hopkins School of Medicine, a leading academic research center in the United States to advance research and development efforts relating to our pipeline programs.

The Company is headquartered in Holon, Israel. Our clinical development activities are headed from our U.S. site in South San Francisco, California.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2020, we had an accumulated deficit of $387.9 million. We expect to continue to incur net losses for the foreseeable future.

While our predictive computational discovery platforms have potentially broad applicability and is not limited to a certain indication or therapeutic field, we focus our predictive computational discovery efforts on the discovery of novel drug targets and new biological pathways towards the development of new therapeutic antibodies for cancer immunotherapy, a significant unmet medical need for cancer patients. We have discovered three new targets through computational prediction which are being clinically evaluated, supporting the power and validity of our computational capabilities. COM701 targeting PVRIG, COM902 targeting TIGIT and BAY 1905254 targeting ILDR2. All these antibodies are being tested in Phase 1 studies.

In 2013 we entered into our first collaboration based on novel targets identified by us. Under the collaboration with Bayer, or the Bayer Collaboration, we jointly worked with Bayer on the preclinical development of BAY 1905254. Over the years, we have significantly increased our research activities in the field of immuno-oncology to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. In 2018, we entered into two agreements with leading pharmaceutical companies - a clinical collaboration agreement with Bristol Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for the development of bi-specific and multi-specific antibody products derived from one of Compugen’s immuno-oncology programs. We also engage in collaborations with a leading academic research center in the United States to advance our research and development efforts. We incurred net losses of approximately $22.6 million in 2018, approximately $27.3 million in 2019 and approximately $29.7 million in 2020. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. Our business model primarily involves establishing collaborations for our novel targets and related therapeutic product candidates at various stages of research and development providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to continue to be our major operating expense in 2021, accounting for approximately 75% of our expected total 2021 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are budgeted to increase by approximately 50% in 2021 compared to 2020 reflecting the planned expansions of our clinical trials.

We believe that we have sufficient working capital in order to sustain our operations through 2023, at the current level of annual expenditures. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Critical Accounting Policies

The preparation of our consolidated financial statements and other financial information appearing in this annual report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to share based payments, deferred participation in research and development expenses, revenue recognition, research and development expenses, and commitments and contingencies.

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

Share-based compensation expense recognized under ASC 718 was approximately $2.2 million, $2.4 million and $2.8 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenue recognition

Our revenues are generated mainly from collaborative and license agreements. The revenues were derived mainly from the upfront license payment and contingent payments related to milestone achievements.

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

On September 20, 2018 the Company achieved the fourth milestone with respect to the remaining licensed program, under the Bayer Collaboration and in December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone according to which the Company recognized revenues in total amount of $7.8 million and $2 million, respectively, in accordance with the criteria prescribed under ASC 606. See Note 2 to our 2020 consolidated financial statements.

Research and development expenses

Research and development costs are charged to the statement of comprehensive loss as incurred and are presented net of the amount of any grants the Company receives for research and development in the period in which the grant was received.

As part of the process of preparing the consolidated financial statements, the Company accrues costs for pre-clinical and clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations or other pre-clinical or clinical trial vendors that perform the activities. In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are deferred and capitalized, even when there is no alternative future use for the research and development, until related goods or services are provided. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

The portion of the Bristol Myers Squibb $12.0 million investment over the fair market value of the shares issued in the amount of $4.1 million was considered as deferred participation of Bristol Myers Squibb in research and development expenses which is amortized over the period of the clinical trial based on the progress in the research and development, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b.

Amortization of participation in research and development expenses for the years ended December 31, 2020 and 2019 were $0.8 million and $0.6 million, respectively.

Recent Accounting Pronouncements

See Note 2t to our 2020 consolidated financial statement.

Selected Financial Data

The following discussion and analysis is based on and should be read in conjunction with our audited consolidated financial statements, including the related notes, contained in “Item 18 - Financial Statements” and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,
	2018	2019	2020
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenues	$17,800	$-	$2,000
Cost of revenues	1,034	-	60
Gross profit	16,766	-	1,940

Research and development expenses, net	30,318	19,816	22,760
Marketing and business development expenses	1,634	651	871
General and administrative expenses	8,041	8,412	9,805
Total operating expenses (*)	39,993	28,879	33,436
Operating loss	(23,227)	(28,879)	(31,496)
Financial and other income, net	628	820	1,798

Loss before taxes on income	(22,599)	(28,059)	(29,698)
Taxes on income	-	722	-
Net loss	$(22,599)	$(27,337)	$(29,698)

Realized loss (gain) arising during the period from foreign currency derivative contracts	(17)	-	-
Total comprehensive loss	$(22,616)	$(27,337)	$(29,698)
Basic net loss per share	(0.41)	(0.43)	(0.37)
Weighted average number of shares used in computing basic net loss per share	55,277,428	63,636,673	79,591,187
Diluted net loss per share	(0.41)	(0.43)	(0.37)
Weighted average number of shares used in computing diluted net loss per share	55,277,428	63,636,673	79,591,187

(*)  Includes stock-based compensation - see Note 8 to our 2020 consolidated financial statements.

	As of December 31,
	2018	2019	2020
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, short-term bank deposits and restricted cash	$45,675	$43,879	$124,432
Total assets	53,180	53,763	138,316
Accumulated deficit	(330,841)	(358,178)	(387,876)
Total shareholders’ equity	37,243	38,321	119,782

Years Ended December 31, 2020 and 2019

Revenues. Revenues for the year ended December 31, 2020 were $2.0 million, compared with $0 million in the comparable period of 2019. The revenues for 2020 reflect 2.0 million preclinical milestone from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2020, the Company had $60 thousands in cost of revenues compared with no cost of revenues in the comparable period of 2019. Cost of Revenues for the year ended December 31, 2020 represents royalty expenses to the IIA in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2020 increased by 15% and totaled $22.8 million compared with $19.8 million in 2019. The increase is mainly due to increase in expenses associated with our various Phase 1 clinical studies, COM701 and COM902 manufacturing, other CMC activities and IP expenses, offset by the cost reduction measures taken by the Company in 2019. Research and development expenses, as a percentage of total operating expenses, were 68% in 2020 compared to 69% in 2019.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.9 million in 2020 compared with $0.7 million in 2019. Marketing and business development expenses, as a percentage of total operating expenses, were 3% in 2020 compared to 2% in 2019.

General and Administrative Expenses. General and administrative expenses during 2020 increased by 17% and totaled $9.8 million in 2020 compared with $8.4 million in 2019. The increase during 2020 was attributed mostly to headcount related expenses and increased D&O insurance premium costs (that effected the overall industry). General and administrative expenses, as a percentage of total operating expenses, were 29% in 2020 and in 2019.

Financial Income (loss), Net. Financial and other income increased to approximately $1.8 million in 2020 from approximately $0.8 million in 2019. The increase is attributed mainly to increased interest income due to higher level of cash and deposits balances during 2020 following our public offering in March 2020.

Years Ended December 31, 2019 and 2018

Revenues. Revenues for the year ended December 31, 2019 were $0 million, compared with 17.8 million in the comparable period of 2018. The revenues for 2018 reflect the upfront payment of $10 million from the license agreement with AstraZeneca and the $7.8 million milestone payment from Bayer in connection with the dosing of the first patient in the Phase 1 study of BAY 1905254.

Cost of Revenues. During the year ended December 31, 2019, the Company had no cost of revenues compared with $1.0 million in cost of revenues in the comparable period of 2018. Cost of Revenues for the year ended December 31, 2018 represents milestone payment to third party and royalty expenses to the IIA in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2019 decreased by 35% and totaled $19.8 million compared with $30.3 million in 2018. The decrease was primarily due to the decrease in preclinical activities related to COM902, most of which were done in 2018, and the cost reduction measures taken by the Company in 2019. These were offset by an increase in expenses associated with clinical-related activities for COM701 Phase 1 clinical trial, which began in the second half of 2018. Research and development expenses, as a percentage of total operating expenses, were 69% in 2019 compared to 76% in 2018.

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

General and Administrative Expenses. General and administrative expenses during 2019 increased by 5% and totaled $8.4 million in 2019 compared with $8.0 million in 2018. The increase during 2019 was attributed mostly to headcount related expenses, increased D&O insurance premium costs (that effected the overall industry) and increased board expenses due to full year effect of change in fees payable to our directors as approved by the shareholders in the 2018 annual general meeting. General and administrative expenses, as a percentage of total operating expenses, were 29% in 2019 compared to 20% in 2018.

Financial Income (loss), Net. Financial and other income increased to approximately $0.8 million in 2019 from approximately $0.6 million in 2018. The increase is attributed mainly to increased interest income due to higher level of interest rate and higher level of cash and deposits balances during 2018 compared with 2017. The increase is attributed mainly to capital gain from sale of not required fixed assets due to the cost reduction measures taken in 2019 compared to capital loss in 2018.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Our income tax obligations consist of those of Compugen Ltd. in Israel and of Compugen USA, Inc. in its taxing jurisdictions.

The corporate tax rate in Israel was 23% in 2020, 2019 and 2018.

In the future, if and when we generate taxable income, our effective tax rate may be influenced by, among others: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of our income which is entitled to tax benefits pursuant to the Investment Law; (d) the changes in the exchange rate of the U.S. dollar to the NIS and (e) the Company’s election to submit its tax returns for 2014 and onwards on a dollar basis, which may not be accepted by the Israeli Tax Authority. We may benefit from certain government programs and tax legislation, particularly as a result of the Benefiting Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled, and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also benefit from a Government of Israel program under which we received grants from the IIA. For more information, please see “Item 5 Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses -The Israel Innovation Authority.” There can be no assurance that these programs and tax legislation will continue in the future or that the available benefits will not be reduced.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on our business, financial condition and results of operations.

Currently we have one Benefiting Enterprise program under the Investment Law. The tax benefits period with respect to this program has not yet begun as we have not yet generated any taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period of time after we begin to report taxable income and exhaust any net operating loss carry-forward. However, these benefits may not be applied to reduce the U.S. federal tax rate for any income that our U.S. subsidiary may generate.

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

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Benefiting Enterprises to another Israeli company would not be subject to tax. We have not elected to implement the 2011 Amendment and we do not currently have any Preferred Enterprises. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Benefiting Enterprise, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income.

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

As of December 31, 2020, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $342.6 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2020, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $6.1 million. Approximately $5.1 million of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2023 and 2032.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Public Offering of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On May 25, 2018, we entered into a Controlled Equity OfferingSM Sales Agreement, or the ATM Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, as sales agent, pursuant to which we could offer and sell, from time to time through Cantor, Compugen ordinary shares having an aggregate offering price of up to $25 million. As of December 31, 2019, the Company sold 7,245,268 ordinary shares through the ATM Sales Agreement for an aggregate purchase price of $23.7 million and the ATM Sales Agreement was terminated.

Registered Direct Offering

On June 14, 2018, we entered into a definitive securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC, in connection with a registered direct offering which resulted in the issuance of 5,316,457 of our ordinary shares at a purchase price of $3.95 per share. In connection with the issuance of the ordinary shares, we also issued warrants to purchase up to approximately 4.3 million additional ordinary shares. The warrants have an exercise price of $4.74 per share and have a term of five years from the date of issuance. Gross proceeds from the sale of the ordinary shares were approximately $21 million, before deducting underwriting discounts and commissions and offering expenses paid by us.

During 2020, the Company sold 3,866,139 ordinary shares underlying 3,866,139 warrants (with proceeds of approximately $18.3 million). As of December 31, 2020, 387,026 warrants remained outstanding.

JMP Securities LLC acted as the exclusive placement agent for the registered direct offering.

Securities Purchase Agreement

Bristol Myers Squibb Securities Purchase Agreement

On October 10, 2018, the Company and Bristol Myers Squibb entered into a securities purchase agreement pursuant to which Bristol Myers Squibb made a $12 million investment in Compugen comprised of the purchase of 2,424,243 ordinary shares of Compugen at $4.95 per share, which represented a 33% premium over the average closing price on the last 20 Nasdaq trading days prior to signing. The investment closed on October 12, 2018.

License Agreement

AstraZeneca License Agreement

On March 30, 2018, the Company and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products for one of the Company’s pipeline programs pursuant to which the Company received an upfront payment of $10 million and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. In December 2020 the program achieved a preclinical milestone and accordingly we accrued additional $2 million out of the said $200 million.

Public Offering of Ordinary Shares

On March 11, 2020, we entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein, for the issuance and sale in a public offering of 8,333,334 of our ordinary shares at a price to the public of $9.00 per share. In addition, we granted the underwriters a 30-day option to purchase up to 1,250,000 additional ordinary shares at the public offering price, less the underwriting discounts and commissions. In this underwritten public offering we issued a total of 8,816,339 ordinary shares (including the shares issued in upon exercise of the underwriters’ option) at said $9.00 per share. Gross proceeds from the sale of the ordinary shares were approximately $79 million, before deducting underwriting discounts and commissions and offering expenses paid by us.

Cash resources

In 2020, our primary sources of cash were:

•

proceeds from our public offering;

•

warrants and options exercises; and

•

prior cash at hand.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2021 will include cash held in our bank accounts and may include proceeds generated from agreements with partners with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares as a result of exercise of options, warrants and employee share purchase plan or from financing transactions.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $13.3 million in 2018, approximately $27.9 million in 2019 and approximately $28.3 million in 2020. Increase in net cash used in 2020 compared to 2019 reflects an increase in 2020 in expenses associated with our Phase 1 studies, and related manufacturing cost of COM701 and COM902 offset by the cost reduction measures taken by the Company in 2019 (as announced in the first quarter of 2019).

Net Cash Provided by (used in) Investing Activities

Net cash used in investing activities was approximately $35.2 million in 2018 and $82.2 million in 2020, compared with net cash provided by investing activities of approximately $5.3 million in 2019. Changes in net cash during the years are affected by the level of cash in the Company over the years which are deposited or withdrawn from bank deposits based on the cash needs to fund our operating activities. During 2020 cash used in investing activities was higher as a result of higher cash balances from the public offering and options and warrants exercises.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $28.4 million in 2018, approximately $25.9 million in 2019 and approximately $108.5 million in 2020. The principal source of cash provided by financing activities in 2020 were proceeds received from the public offering and options and warrants exercises and the principal source of cash provided by financing activities in 2019 were our funds received from our ATM facility and from options exercised.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2020, we had cash and cash equivalents and short-term bank deposits of $123.8 million compared to $43.2 million on December 31, 2019. We believe that our existing cash and cash equivalents, and short-term bank deposits will be sufficient to fund our operations through 2023 in the event that the current level of annual expenditures will not significantly increase.

On July 30, 2020, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $350 million. Under this Form F-3 we also registered up to 749,104 ordinary shares underlying the warrants issued in our registered direct offering in June 2018. This registration statement was declared effective by the SEC on August 7, 2020. 362,078 ordinary shares underlying the warrants issued in such registered direct offering were sold in 2020. We may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 70% of total operating expenses in 2020 and 2019 and approximately 75% of total operating expenses in 2018. Our research and development expenses, net, were approximately 22.8 million in 2020, compared to approximately $19.8 million in 2019 and approximately $30.3 million in 2018. As of December 31, 2020, 45 of our employees were engaged in research and development on a full-time basis. This represents approximately 66% of our entire work force.

We focus our efforts on the development of our discovery platforms and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic product. Our pipeline programs continuously evaluate our computationally predicted drug target candidates and are advancing selected drug target programs into preclinical and clinical development of therapeutic products. We expect that in 2021 our research and development expenses will continue to be our major operating expense, representing approximately 75% of our total operating expenses.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal pipeline towards preclinical and clinical studies and to successfully enter into revenue-sharing partnering agreements with pharmaceutical companies with respect to such product candidates. In addition, we expect to continue to expand our discovery infrastructure and platforms which provide us with the underlying engine for the discovery of promising drug targets for our pipeline as well as our clinical stage pipeline.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 7b to our 2020 consolidated financial statement. We did not apply for additional grants from the IIA for research and technological development since 2012.

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

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2020, we received grants from the IIA in the principal amount of $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of $1.6 million, along with the accumulated LIBOR interest to date of approximately $3.7 million, totaled to approximately $9.4 million as of December 31, 2020.

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits (“DAAT”) Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, and in two MAGNETON programs, for which it received from the IIA approximately $0.5 million. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six (6) times the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to three (3) times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How.

At the end of 2021, the publication of the LIBOR is scheduled to cease and alternative interests will be applied on, among other things, the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this annual report on Form 20-F, as the IIA has not yet published the alternative interest that will be applied by it, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information – D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.”

D. TREND INFORMATION

Trend towards biologics and cell therapies

Biologics and monoclonal antibodies represent one of the fastest growing segments in the drug industry, making up 17% of recently approved drugs in 2020. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, antibody fragments) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval of cell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. The availability of such new technologies and approaches to address drug targets may increase the differentiation and attractiveness of our novel therapeutic candidates.

Trend towards consolidation

There is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries, which may negatively affect our ability to enter into agreements and may cause us to lose existing licensees or collaborators as a result of such consolidation. This trend often involves larger companies acquiring smaller companies, and this may result in the larger companies having technological capabilities and an enlarged portfolio of therapeutic products which may decrease their interest in our novel therapeutic candidates. This trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industries may also result in there being fewer potential companies to license our products and services.

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

Irrespective of this trend, we may be required to invest a substantial amount of money and other resources to advance each of our future product candidates to later stages prior to partnering, without assurance that any such product candidates will be partnered or commercialized, and limiting the number of product candidates that we are able to so advance, while reducing resources available for our discovery activities, due to resource constraints.

E. OFF-BALANCE SHEET ARRANGEMENTS

In prior years we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of salaries and related expenses, as well as other expenses denominated in NIS. As of December 31, 2020, we did not have any outstanding forward contracts.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations as of December 31, 2020 and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	3,597	798	1,454	1,220	125
Accrued Severance Pay, net(2)	653				653
Total	4,250	798	1,454	1,220	778

(1) Consists of operating leases for our facilities and for motor vehicles. Includes the first five-year option period of the lease of the Israeli facility. The first option was exercised during 2020.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 15, 2021:

Name	Age	Positions
Paul Sekhri(3)	62	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	54	President and Chief Executive Officer, Director
Jean-Pierre Bizzari, M.D.	66	Director
Gilead Halevy(2)	54	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	53	Director
Eran Perry(1)(2)	50	Director
Sanford (Sandy) Zweifach(1)(2)(3)	64	Director (Chairman of the Compensation Committee)
Ari Krashin	48	Chief Financial and Operating Officer
Henry Adewoye, MD	56	Senior Vice President and Chief Medical Officer
Oliver Froescheis, Ph.D.	55	Senior Vice President, Corporate and Business Development
Zurit Levine, Ph.D.	53	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	50	Senior Vice President and Senior Advisor, Computational Discovery

_________________________

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee

(3)	Member of our Nomination and Corporate Governance Committee

Paul Sekhri joined Compugen’s board of directors as its Chairman in October 2017. Mr. Sekhri serves as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., BiomX Inc., Chairman of the Board of Supervisory Directors of Pharming N.V. and Chairman of the Board of Petra Pharma. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s board of directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a member of the Bio-Convergence Initiative of the Israel Academy of Sciences and Humanities.

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

Dr. Kinneret Livnat Savitzky joined Compugen’s board of directors in June 2018. Dr. Livnat Savitzky currently serves as the CEO and a board member of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company) and recently joined by LEAPS, the venture arm of Bayer. As part of her job at FutuRx she also serves as a chairperson or board member in several of the FutuRx portfolio companies. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in KAHR Medical Ramot (TTO of Tel-Aviv University), Nutritional Growth Solutions, and as a director in Hadasit Medical Research and Development, DreaMed Diabetes and Biomica. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D with distinction in Human Genetics from Tel Aviv University.

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

Sanford (Sandy) Zweifach joined Compugen’s board of directors in June. Currently, Mr. Zweifach serves as a Venture Partner at Medicxi, an international investment firm focused on the life sciences sector. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently he is Chairman of the board of directors of Palladio Biosciences, an Executive Chairman of Janpix, Inc. and member of the board of directors of IMIDomics, S.L. Essa Pharma, Inc. and Sydnexis Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

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

Dr. Henry Adewoye joined Compugen in March 2018 as Chief Medical Officer, bringing to Compugen over 20 years of extensive experience in leading multiple clinical trials in Oncology and Hematology in both the biopharmaceutical industry and academia. Before Compugen, Dr. Adewoye was with Gilead Sciences Inc., as Clinical Director in Oncology Clinical Research and was on the Oncology Leadership Team. He most recently served as Project Team and Clinical Lead for Idelalisib (first-in-class PI3K delta inhibitor approved for the treatment of relapsed CLL, FL/SLL) and Andecaliximab (MMP9 mAb inhibitor). Previously, he was Clinical Research Medical Director in Oncology at Amgen Inc. Dr. Adewoye was the Global Medical Monitor for the initial registrational trial of the bispecific antibody blinatumomab (Blincyto®) and several Phase 2 and 3 studies evaluating VEGF inhibitors (Motesanib, Trebananib) in patients with solid tumors. Dr. Adewoye completed his fellowship in Hematology/Oncology at Boston Medical Center and completed his residency in Internal Medicine at Meharry Medical College. Dr. Adewoye received his medical degree at the University of Jos, Nigeria and fellowship training in Hematology and Laboratory medicine at the University College Hospital Ibadan, Nigeria. Dr. Adewoye has initial board certifications by the American Board of Internal Medicine in Medical Oncology, Hematology and Internal Medicine.

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

B. COMPENSATION

Aggregate Executive Compensation

During 2020, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management) was approximately $5.0 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2020, we granted to our Directors and Senior Management detailed in Section 6A a total of 630,000 options to purchase ordinary shares. These options are exercisable at an average exercise price of $12.48 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2020, there were a total of 3,512,000 outstanding options to purchase ordinary shares that were held by our Directors and Senior Management detailed in Section 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	453,070	536,801	313,015	1,302,886
Dr. Henry Adewoye Senior Vice President and Chief Medical Officer	391,667	197,421	220,373	809,461
Ari Krashin Chief Financial and Operating Officer	283,790	261,392	229,611	774,793
Dr. Oliver Froescheis Senior Vice President, Corporate and Business Development	370,000	83,250	143,931	597,181
Dr. Zurit Levine Senior VP, Technology Innovations	189,841	149,347	146,383	485,571

1)	All Covered Office Holders listed in the table were full-time officers of the Company in 2020.

2)

Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an exchange rate of NIS 3.4424 = $1.00, which reflects the average conversion rate for 2020, or the Representative Rate.

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

4)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2m to our 2020 consolidated financial statements set forth elsewhere in this report.

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

In accordance with the Companies Law, an Israeli public company’s compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a special majority of our shareholders, or a Special Majority, which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for office holders was originally approved by our shareholders in September 2013, with the most recent amendment adopted at the 2020 Annual General Meeting of Shareholders.

Approvals Required for Office Holders Terms of Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2020.

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

Variable Compensation and Annual Cash Bonuses of Office Holders. The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries. With respect to Office Holders who are not directors or chief executive officers, the Companies law allows that 100% of the variable compensation be based on non-measurable criteria. Our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, provided, however, that with respect to (i) our Office Holders who are not directors or our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria above the rate of 20%, up to 50%and with respect to our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria for up to three (3) monthly base salaries. Further, the annual cash bonus of each of our Office Holders who is not a director is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such Office Holder of his responsibilities. In the case of our Office Holders, other than the chief executive officer, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the compensation committee and board of directors, while the bonus terms for our chief executive officer generally require the additional approval by our shareholders. For each fiscal year, our board of directors determines the maximum target bonus for each of our Office Holders, including our chief executive officer.

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

Both the Initial and the Annual Option Grants are subject (other than as described herein) to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. All such grants vest over a four-year period as follows: twenty five percent (25%) of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% of the options granted vest each quarter thereafter, for the next 36 months.

Notwithstanding the terms of the relevant plan, all options granted to non-executive directors become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961, or the Tax Ordinance, under the capital gains route.

At the Company’s Annual General Meeting of Shareholders for 2020, held on September 16, 2020, or the 2020 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that instead of an Annual Option Grant, the compensation committee and the board may issue to all non-executive directors RSUs or other equity awards which are not options, or Other Equity, in which case the Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the compensation committee and board approve the grant of 4,000 RSUs to the non-executive directors, the relevant annual equity grant will be comprised of a total of 6,000 units, out of which 4,000 will be RSUs and 2,000 will be options).

The provisions relating to vesting, acceleration and exercise period applicable to options, as specified above, shall apply to Other Equity that may be granted, mutatis mutandis.

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

Grant of Options to Purchase Ordinary Shares: a one-time initial grant of options to purchase 500,000 ordinary shares. These options are subject to the terms and conditions applicable to options granted under the Company’s 2010 Option Plan. Such grant vests over a four-year period as follows: twenty five percent (25%) vested on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% vest each quarter thereafter for the next 36 months. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the Company’s 2010 Option Plan. The acceleration provisions applicable to options granted to other non-executive directors also apply to the options granted to Mr. Sekhri and all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination date.

At the 2020 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive chairman of the Board, shall be entitled to an annual option grant of 10,000 options to purchase Ordinary Shares each year, or Chairman’s Annual Option Grant, starting from 2020 and for each of the following years of service, similar to the terms of the Annual Option Grant to the other non-executive directors as specified above,. The grant date for the 2020 Annual Option Grant was the day of the 2020 AGM (i.e., September 16, 2020) and the exercise price is the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such date.

As approved for the other non-executive directors, instead of Chairman’s Annual Option Grant, the compensation committee and the board may issue to Mr. Sekhri Other Equity, in which case the Chairman’s Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards, such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded as specified above with respect to other non-executive directors.

The provisions relating to vesting, acceleration and exercise period applicable to the options, as specified above, shall apply to Other Equity that may be granted as set forth above, mutatis mutandis.

Compensation to our President and Chief Executive Officer

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement (and in accordance with the approval of her updated compensation terms at the 2020 AGM), as the chief executive officer of the Company she is entitled to a gross monthly salary of NIS 134,125 (approximately $38,960 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

At the 2020 AGM, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2021, 2022 and 2023, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the compensation committee and board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s chief executive officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. Additionally, on September 16, 2020, our shareholders approved an annual equity grant plan for Dr. Cohen-Dayag for each of the calendar years 2021, 2022 and 2023, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares, or Equity Framework, in each of these years, as shall be determined by the compensation committee and board of directors with respect to each such year. In order to align such grants (including the exercise price and vesting period) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2021, 2022 and 2023 on which the board of directors approves the respective year’s annual option grants to management Office Holders in such year.

The compensation committee and the board of directors may nevertheless determine that as part of an annual equity grant, they wish to issue Dr. Cohen-Dayag Other Equity. For the purpose of demining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For illustration purposes, if the compensation committee and board of directors approve an annual equity grant to Dr. Cohen-Dayag of 40,000 options and 30,000 RSUs, then for the purpose of determining whether such grant is within the Equity Framework, the 30,000 RSUs will be given a weight of 60,000 units and the 40,000 options will be counted as 40,000 units, comprising an aggregate of 100,000 units which is within the Equity Framework. In any event, at least 30% of the value of any annual equity grant to Dr. Cohen-Dayag shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as shall be determined by the compensation committee and board of directors.

The options granted in each respective year shall be subject to the terms and conditions applicable to options granted under the 2010 Plan (or any other option plan adopted by the Company). Each annual option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the last day of the quarter one calendar year from the date of grant; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the board of directors. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Cohen-Dayag. If applicable, the options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company’s previous election in this regard, be subject to the capital gains route for tax purposes.

All vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise period following the termination of her employment as the Company’s chief executive officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time).In addition to the foregoing, and not as part of the Equity Framework, Dr. Anat Cohen-Dayag will be entitled to participate in the ESPP or any other employee share purchase plan(s) that may be adopted by the Company from time to time until the end of 2023, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary.

In 2020 Dr. Cohen-Dayag was granted with 150,000 options, with an exercise price of $14.40, pursuant to the terms of the CEO’s three-year equity framework approved by our shareholders in 2018. As of December 31, 2020, Dr. Cohen-Dayag held options to purchase a total of 1,090,000 ordinary shares. Out of these outstanding options: (i) options to purchase 757,500 ordinary shares, with a weighted average exercise price of $5.42 per share, were exercisable as of December 31, 2020; and (ii) options to purchase 332,500 ordinary shares, with a weighted average exercise price of $8.36 per share, had not vested as of December 31, 2020. Of the unvested options on December 31, 2020, options to purchase 130,000 ordinary shares are expected to vest during 2021, options to purchase 105,000 ordinary shares are expected to vest during 2022 and options to purchase the remaining 97,500 ordinary shares are expected to vest during the period between January 1, 2023 and October 1, 2024. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee – E. Share Ownership – Share Ownership by Directors and Other Executive Officers.”

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

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal or change of control. Upon Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon an event of change of control, following which Dr. Cohen-Dayag’s employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any compensation (including in connection with her role as a director) in addition to that being paid to her as the chief executive officer of the Company. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such compensation to the extent and for as long as she will serve as a non-executive director of the Company.

Insurance, Indemnification and Exemption

Our Office Holder's Insurance. Our Articles provide that, subject to the provisions of the Companies Law, we may enter into contracts to insure the liabilities of our Office Holders for any liabilities or expenses incurred by or imposed upon them as a result of any act (or omission) carried out by them as our Office Holders, including with respect to any of the following:

•

a breach of duty of care to us or to another person;

•

a breach of duty of loyalty to us, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice our interests;

•

monetary liabilities or obligations imposed upon him or her in favor of another person;

•

A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, or the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law; and

•

Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988, or Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our Office Holders, must be approved by our compensation committee and our board of directors and, with respect to an Office Holder who is the CEO or a director, also by our shareholders. However, according to regulations promulgated under the Companies Law, shareholders and board of directors approvals for the procurement of such insurance are not required if the insurance policy is approved by our compensation committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our Compensation Policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations.

In accordance with our Compensation Policy, approved by our shareholders at the 2020 AGM, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders with insurance coverage of up to $100 million and with such annual premium reflecting market terms and not having a substantial effect on the our profitability, assets or obligations.

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

•

For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent;

•

For expenses incurred by our Office Holder in connection with a proceeding under Chapter G’1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees; and

•

For any other liability, obligation or expense indemnifiable or which our Officer Holders may from time to time be indemnifiable by law.

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

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service, other than our president and chief executive officer, Dr. Anat Cohen-Dayag, with whom we entered into an employment agreement. For additional information on the employment agreement entered into with Dr. Cohen-Dayag, please see “Item 6 - Directors, Senior Management and Employees - B. Compensation - Compensation to our Chief Executive Officer.”

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

Independent Directors under the Nasdaq Listing Rules

In addition to the requirements of the Companies Law as described above, since our shares are listed on the Nasdaq Global Market, pursuant to the Nasdaq Listing Rules, a majority of our directors must be independent (as defined under the Nasdaq Listing Rules). We comply with such Nasdaq independence requirement, as each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our president and chief executive officer, has been determined by our board of directors to meet the Nasdaq independence requirements.

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

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees -A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, there are two additional individuals who were Office Holders of the Company as of December 31, 2020.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2020, 2019 and 2018 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2020	December 31, 2019	December 31, 2018
Research & Development	45	37	66
Administration, Accounting and Operations	21	23	21
Marketing and Business Development	2	1	2
Total	68	61	89

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in South San Francisco, California. On December 31, 2018, 61 of our employees were located in Israel and 28 were located in the United States; on December 31, 2019, 54 of our employees were located in Israel and seven were located in the United States and on December 31, 2020, 58 of our employees were located in Israel, nine were located in the United States and 1 employee was located in Europe.

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

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2l to our 2020 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 15, 2021, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 15, 2021. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 83,677,419 ordinary shares outstanding as of February 15, 2021.

Beneficial Owner	Amount Owned	Percent of Class

Anat Cohen-Dayag(1)	859,872	1.02%
All directors and executive officers as a group (12 persons)(2)	2,335,245	2.72%

_______________________

(1)Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 803,750 shares subject to options that are exercisable within 60 days after February 15, 2021 with a weighted average exercise price of $5.30 per share, and which expire between July 2021 and August 2029.

(2)Includes (i) a total of 78,894 ordinary shares held by directors and executive officers, and (ii) a total of 2,256,351 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 15, 2021 with a weighted average exercise price of $4.61 per share and which expire between July 2021 and August 2029.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 8 to our 2020 consolidated financial statements.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the 2010 Plan which was also approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board of directors last increased the number of shares available under the 2010 Plan in May 2020. At such time the board of directors also extended the term of the 2010 Plan by additional ten (10) years. See “Item 16G. Corporate Governance.”

The compensation committee administers the 2010 Plan and has the authority to designate the terms of the options granted thereunder, including the identity of the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. According to the 2010 Plan, options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our board of directors. The administration of the 2010 Plan by our compensation committee is subject to applicable law, including with respect to the approval procedure of compensation to Office Holders required under the Companies Law (for additional information on the approval procedure of compensation to Office Holders, see “Item 6. Directors, Senior Management and Employees - B. Approvals Required for Office Holders Terms of Employment”).

If a grantee leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by our board of directors.

As of December 31, 2020, options to purchase 5,960,256 ordinary shares at a weighted average exercise price of approximately $6.26 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2010 Plan and 2,366,351 ordinary shares remained available for future grant under the 2010 Plan (after our board of directors increased the number of shares available under the 2010 Plan in May 2020 as aforesaid). Options to purchase 4,068,545 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2020 at a weighted average exercise price of approximately $4.97. As of December 31, 2020, outstanding options granted by the Company pursuant to the 2010 Plan expire between July 2021 and November 2030 (subject to terms of the plan).

Compugen 2021 Employee Share Purchase Plan

In November 2020, we adopted the Compugen Ltd. 2021 Employee Share Purchase Plan, or ESPP.

The ESPP currently applies to our employees and officers.

Pursuant to the ESPP, in each twelve (12) months period, there are two offering periods, comprised of six (6) months each (except for the first offering period under the ESPP which is five (5) months only). Each eligible participant, has the right to contribute up to 15% of his or her monthly Compensation (as defined in the ESPP), in order to buy ordinary shares from us at a price per share equal with respect to each offering period, to 85%of the Fair Market Value of a share on the Entry Date or the Purchase Date (as such terms are defined in the ESPP), whichever is lower, until changed by the committee of the board administering the ESPP prior to the commencement of the enrollment process for such offering period. The maximum number of ordinary shares a Participant may purchase during any calendar year shall be that whole number of ordinary shares determined by dividing $40,000 by the Purchase Price.

The maximum number of shares that may be issued under the ESPP in the aggregate is 600,000.

Taxation of Equity Granted under our 2010 Plan and ESPP to Israeli Grantees

Our board of directors elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance) for the grant of equity under the 2010 Plan and ESPP to Israeli grantees who are eligible for grant under said Section 102 of the Tax Ordinance.

Pursuant to such election, and provided such eligible grantees comply with all the requirements of the “Capital Gains Track”, gains derived by them, arising from the sale of shares acquired pursuant to the ESPP or the exercise of options granted to them, will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, may, under certain circumstances, also be considered part of a grantee’s regular salary and subject to such grantee’s regular tax rate applicable to such salary. As a result of the Company’s election in the “Capital Gains Track” under Section 102, the Company is not allowed to claim as an expense for tax purposes in Israel the amounts credited to the grantee as capital gains, although it is generally entitled to do so in respect of the salary income component (if any) of such grant, if any, when the related tax is paid by the grantee as long as the grantee complies with all the requirements of the “Capital Gains Track”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 15, 2021 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. As of February 15, 2021, there were a total of 38 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 99.97% of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 15, 2021.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	17,083,306	20.42%
Nikko Asset Management Co., Ltd.(3)	7,028,228	8.40%
Sumitomo Mitsui Trust Holdings, Inc.(4)	7,028,228	8.40%

•

ARK Investment Management LLC's percentage of ownership has increased from 12.44% as of December 31, 2019 to 20.42% as stated above.

•

Nikko Asset Management Co., Ltd.'s percentage of ownership has decreased from 13.15% as of December 31, 2019 to 8.40% as stated above.

•

Sumitomo Mitsui Trust Holdings, Inc.'s percentage of ownership has decreased from 13.15% as of December 31, 2019 to 8.40% as stated above.

(1)	Based upon 83,677,419 ordinary shares issued and outstanding as of February 15, 2021.

(2)

Based upon information provided by the shareholder in its Form 13G/A filed with the SEC on February 16, 2021. With respect to the ordinary shares reported in its Schedule 13G/A, ARK Investment Management LLC, or ARK, indicated as having (i) sole voting power with respect to 16,714,552 ordinary shares, (ii) shared voting power with respect to 219,844 ordinary shares, (iii) sole dispositive power with respect to 17,083,306 ordinary shares, and (iv) no shared dispositive power with respect to ordinary shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 17,083,306 ordinary shares. The address of the principal business office of ARK is 3 East 28th Street, 7th Floor, New York, NY 10016.

(3)

Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 11, 2021. With respect to the ordinary shares reported in the Schedule 13G/A, Nikko Asset Management Co., Ltd., or Nikko, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares, (ii) shared voting power with respect to 5,943,463 ordinary shares, and (iii) shared dispositive power with respect to 7,028,228 ordinary shares. Furthermore, in such filing Nikko indicated aggregate beneficial ownership of 7,028,228 ordinary shares. The address of the principal business office of Nikko is 605 Third Avenue, 38th Floor, New York, NY 10158.

(4)

Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 5, 2021. With respect to the ordinary shares reported in the Schedule 13G/A, Sumitomo Mitsui Trust Holdings, Inc., or Sumitomo, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares and (ii) shared voting power and dispositive power with respect to 7,028,228 ordinary shares. Furthermore, in such filing Sumitomo indicated aggregate beneficial ownership of 7,028,228 ordinary shares. The address of the principal business office of Sumitomo is 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” since January 1, 2020, we have not entered into any related party transaction.

Indemnification and Exemption Agreements

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Accordingly, we release our Office Holders from liability and indemnify them to the fullest extent permitted by law and provide them with letters of indemnification and exemption and release for this purpose, in the form approved at a Special General Meeting of the shareholders which took place in September 2013. Under the letters of indemnification and exemption and release (i) our undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) is limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed $5 million.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Benefiting Enterprises program, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 9 to our 2020 consolidated financial statements and “Item 10. Additional Information - E. Taxation.”

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

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of one percent or more of a company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or within fourteen days, in case the company publishes at least 21 days prior to publicizing the proxy materials for a shareholder meeting, a preliminary notice stating its intention to convene such meeting, the agenda thereof, shareholder’s right to propose a matter to be included on the agenda of such meeting and company’s right not to examine such proposals received upon termination of such 14-day period from the publication of such notice. Any such proposal must further comply with the information requirements under applicable law and the Articles and in the event that such shareholders propose to appoint directors for service on the Company’s board of directors, the proposal must include information regarding the director candidates as well as certain declarations of the director candidates, as required pursuant to the General Meeting Regulations. The agenda for a shareholder meeting is determined by the board of directors and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent of the Company’s voting rights, as detailed above.

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

Generally, under the Companies Law and our Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, unless a different majority is required by law or pursuant to the Articles, such as a resolution for the voluntary winding up of our Company which requires the approval of holders of 75% of the voting power presented and voting at the meeting, or resolutions concerning certain related party transactions as set forth in Sections 267 and 270-275 of the Companies Law.

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

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or to abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer. Shares purchased in contradiction to the tender offer rules under the Companies Law will have no rights and will become dormant shares.

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - Bayer Collaboration, - Bristol Myers Squibb Collaboration, - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources” for a discussion of our material contracts.

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, or a “Recognized Exchange” (which includes Nasdaq). Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2020) will be imposed on the sale of our traded shares.

In addition, if our ordinary shares are traded on a Recognized Exchange gains on the sale of our ordinary shares held by non-Israeli tax resident investors will generally be, subject to certain conditions, exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Furthermore, non-Israeli corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) hold more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such corporation. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2020) for corporations.

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

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

In principle, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid by Israeli publicly traded companies at the rate of 25%, if the shares are registered with a Nominee Company, which is a company incorporated to be a holder of record and distribution agent of publicly traded or other securities in accordance with the Israeli Securities Law, and at the rate of 30% on dividends paid to Substantial Shareholders and to persons who were Substantial Shareholders at any time during the 12 months preceding the date of the distribution, whose shares are not registered with a Nominee Company, unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence (subject to the receipt, in advance, of a valid tax certificate from the Israeli tax authority allowing for a reduced tax rate). The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from the Company’s Benefiting Enterprise during the applicable benefits period is subject to withholding tax at a rate of 20%, unless a lower tax rate is provided under an applicable tax treaty.

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

U.S. Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income, or the Treaty, is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, subject to the conditions specified in the Treaty. The Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income. The aforementioned rates under the Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S resident in Israel.

Pursuant to the Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from Israeli capital gain tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the ordinary shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the Treaty.

Surcharge Tax

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 3% (as of 2017 and currently) was added to the applicable tax rate on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 649,560 in 2019, NIS 651,600 in 2020 and NIS 647,640 in 2021.

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

Certain Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain material U.S. federal income tax considerations for U.S. holders (as defined below) of purchasing, owning, and disposing of our ordinary shares. For this purpose, a U.S. holder is, a holder, who for U.S. federal income tax purposes is a beneficial owner of ordinary shares and who is: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

Except where noted, this summary deals only with ordinary shares held as capital assets (generally, property held for investment). It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies, tax-exempt or governmental organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities (or arrangements treated as a partnership) for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons owning, directly, constructively or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, persons acquiring an interest in our ordinary shares through the exercise of an option or otherwise in exchange for services, or persons holding our ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States.

This summary is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances.

This summary relates only to U.S. federal income taxes and does not address any other tax, including but not limited to, state, local, or non-U.S. taxes and does not describe all of the U.S. federal income tax consequences that may be relevant, including the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, the Medicare contribution tax and the alternative minimum tax.

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

Passive Foreign Investment Company Rules

For U.S. federal income tax purposes, we generally will be classified as a PFIC for any taxable year in which, after the application of certain lookthrough rules with respect to our subsidiaries

•

at least 75% of our gross income is passive income, or

•

at least 50% of the value (determined on the basis of a quarterly weighted average) of our total assets for the taxable year produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Assets that produce or are held for the production of passive income may include cash (unless held in a non-interest bearing account for short term working capital needs), marketable securities and other assets that may produce passive income. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were not a PFIC for the taxable year ended December 31, 2020, but we may be a PFIC in one or more subsequent taxable years. The determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, our status as a PFIC in the current or any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive, (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time, and (iv) the allocation of our goodwill between passive and non-passive for purposes of the PFIC asset test is subject to uncertainty. Furthermore, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

If a U.S. holder has made a qualified electing fund, or QEF, election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as capital gain, regardless of whether such earnings or gain have in fact been distributed. A separate election may be made for undistributed income to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. shareholder’s shares in a QEF is increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. There is no assurance that we will provide the information required by the IRS in order to enable U.S. holders to make the QEF election. Moreover, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

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

A mark-to-market election is available to a U.S. holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq, and are regularly traded. However, we can provide no assurances that our ordinary shares will continue to be listed on a qualified exchange or will be regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC (a "lower-tier" PFIC), U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. There is no assurance that any lower-tier PFIC will provide to a U.S. holder the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

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

Distributions

Subject to the discussion under "-Passive Foreign Investment Company Rules" above, the gross amount of any distributions with respect to our ordinary shares (including any amounts withheld to reflect Israeli withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. holder's gross income as ordinary income on the day actually or constructively received. The amount of any dividend paid by us will be treated as foreign-source dividend income to U.S. holders, and the dividends received deduction will not be available to a U.S. holder that is taxed as a corporation as a result.

With respect to non-corporate U.S. holders, certain dividends received from a "qualified foreign corporation" that is not a PFIC may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the US-Israel Tax Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. As discussed under “- Passive Foreign Investment Company Rules” above, there can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in any year. If we are a qualified foreign corporation, and we are not classified as a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year (as discussed above under “- Passive Foreign Investment Company Rules”), dividend income will generally qualify as “qualified dividend income” in the hands of individual U.S. holders, which is generally taxed at the lower applicable long term capital gains rates, provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Certain U.S. holders generally may claim Israeli taxes withheld from distributions and paid over to the Israeli taxing authorities either as a deduction from gross income or as a credit against U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under Israeli law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. holder’s United States federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules.

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

Disposition of Ordinary Shares

In general, subject to the discussion under “- Passive Foreign Investment Company Rules”, above, a U.S. holder will recognize U.S. source capital gain or loss upon a taxable disposition of an ordinary share equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any distributions treated as a return of capital as described under “- Distributions” above. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the ordinary share is more than one year at the time of the taxable disposition. Subject to certain exceptions (including but not limited to those described under “- Passive Foreign Investment Company Rules” above), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses may be subject to limitation. U.S. holders should consult their own independent tax advisors regarding the foreign tax credit rules with respect to any foreign taxes withheld from a taxable disposition of ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or redemption of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally will apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 may be required to file an information report on IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these rules to their ownership of our ordinary shares.

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

Interest Rate Risk

As of December 31, 2020, we had $124.4 million in cash, cash equivalents, restricted cash and short-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2020 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was (0.7%), 0.6% and 0.8% in 2020, 2019 and 2018, respectively. The appreciation (devaluation) of the U.S. dollar against the NIS was (7.0%), (7.8%) and 8.1% in 2020, 2019 and 2018, respectively. For 2020, assuming a 10% devaluation of the U.S. dollar against the NIS, we would experience exchange rate losses of approximately $1.3 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience an exchange rate gain of approximately $1.1 million. A significant portion of our expenditures is employee compensation‑related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in U.S. dollar terms. The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS‑based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future. For more information, see Note 2 of our 2020 consolidated financial statements.

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

Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2020 that are included in this annual report, has issued an attestation report on our internal control over financial reporting as of December 31, 2020.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, on internal control over financial reporting as of December 31, 2020 is provided on page F-4, as included under Item 18 of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2019 and 2018:

	2020	2019
Audit Fees	$133,000	$133,000
Audit Related Fees	$75,000	$32,500
Tax Fees	$4,500	$8,077
All Other Fees	$2,500	$2,500
Total	$215,000	$176,077

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

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2020 and 2019 were consultancy relating to withholding tax on payments to foreign suppliers, annual Israeli tax reports and VAT related services; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Articles of Association of Compugen, as amended (incorporated by reference to Annex A3 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2019 (File No. 000-30902)).

1.2	Memorandum of Association of Compugen, as amended (incorporated by reference to Annex A2 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2019 (File No. 000-30902)).

2.1	Description of Securities

4.1

Compugen Ltd. 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.1 to Compugen’s Registration Statement on Form S-8 filed with the SEC on December 12, 2020 (File No. 333-251263)).

4.2

Compugen Ltd. 2010 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to Compugen’sRegistration Statement on Form S-8, filed with the SEC on July 30, 2020 (File No.333-240182)).

4.3¥*	Research and Development Collaboration and License Agreement, dated August 5, 2013, by and betweenCompugen Ltd. and BayerPharma AG (“Bayer”).

4.4¥*	First Amendment to the Research and Development Collaboration and License Agreement, by and betweenCompugen Ltd. and Bayer dated as of February 5, 2014.

4.5¥*	Second Amendment to the Research and Development Collaboration and License Agreement, by and betweenCompugen Ltd. and Bayer, dated as of July 27, 2015.

4.6¥*	Third Amendment to Research and Development Collaboration and License Agreement, by and betweenCompugen Ltd. and Bayer, dated as of April 17, 2016.

4.7

Lease dated December 12, 2013, by and between Britannia Pointe Grand Limited Partnership and CompugenUSA, Inc. (incorporated by reference to Exhibit 4.8 to Compugen’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 18, 2014 (File No. 000-30902)).

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

4.11*	Addendum to Holon Lease made and entered into on October 14, 2020 by and between Kanit HashalomInvestments Ltd. and Compugen Ltd.

4.12@

License Agreement, between the Company and MedImmune Limited (“MedImmune”), entered into as of March 30, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on May 9, 2018 (File No. 000-30902)).

4.13@

Amendment No. 1 to the License Agreement, between the Company and MedImmune, dated May 9, 2018(incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on August 1, 2018 (File No. 000-30902)).

4.14*	Amendment No. 2 to the License Agreement, between the Company and MedImmune, dated September 16, 2020.

4.15

Securities Purchase Agreement, dated as of June 14, 2018, by and among the Company and the purchasers named therein (incorporated by reference to Exhibit 1.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

4.16	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

4.17@

Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on November 7, 2018 (File No. 000-30902)).

4.18#

Amendment No. 1 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated February 14, 2020 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on February 20, 2020 (File No. 000-30902)).

4.19#

Amendment No. 2 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated February 19, 2021 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on February 22, 2021 (File No. 000-30902)).

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

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global.

101*

The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Balance Sheets as of December 31, 2020 and 2019; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018 ; and (v) Notes to Consolidated Financial Statements.

*Filed herewith.

@Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions.

¥Confidential treatment is requested by the Securities and Exchange Commission, as to certain portions thereof.

#Portions of this exhibit (indicated by asterisks therein) have been omitted pursuant to the provisions specified in the report on Form 6-K filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD.

Signature: /s/ Dr. Anat Cohen-Dayag
Name: Dr. Anat Cohen-Dayag
Title: President and Chief Executive Officer, Director
Date: February 25, 2021

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2021 expressed an unqualified opinion thereon.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued clinical and pre-clinical trials expenses
Description of the matter

As discussed in Note 2(k) to the consolidated financial statements, the Company records costs for clinical and pre-clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for clinical and pre-clinical trials is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources such as Company's operations personnel that oversee the clinical and pre-clinical trials, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the timing and pattern of vendor invoicing does not correspond to the level of services provided and there may be delays in invoicing from clinical and pre-clinical study sites and other vendors.

How we addressed the matter in our audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued clinical and pre-clinical expenses.

To test the clinical and pre-clinical trial accruals, our audit procedures included, among others, reviewing a sample of agreements with the service providers to corroborate key terms and conditions and testing the accuracy and completeness of the underlying data used in the accrual computations. We also evaluated management’s estimates of the progress of a sample of clinical and pre-clinical trials by making direct inquiries of the Company’s operations personnel that oversee the clinical and pre-clinical trials and obtaining information directly from certain service providers which indicated the progress of clinical and pre-clinical trials completed through the balance sheet date and compared that to the Company’s accrual computations. To evaluate the completeness of the accruals, we also examined subsequent invoices from the service providers and cash disbursements to the service providers, to the extent such invoices were received, or payments were made prior to the date that the consolidated financial statements were issued.

/s/KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2002

Tel-Aviv, Israel

February 25, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated February 25, 2021 expressed an unqualified opinion thereon.

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

/s/KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

February 25, 2021

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,143	$9,187
Restricted cash		667	652
Short-term bank deposits		116,622	34,040
Trade receivables		2,000	-
Other accounts receivable and prepaid expenses	3	2,658	1,121

Total current assets		129,090	45,000

NON-CURRENT ASSETS:
Long-term prepaid expenses		1,880	693
Severance pay fund		2,863	2,485
Operating lease right of use asset	4	2,772	3,247
Property and equipment, net	5	1,711	2,338

Total non- current assets		9,226	8,763

Total assets		$138,316	$53,763

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$1,413	$1,088
Short-term deferred participation in R&D expenses		668	774
Current maturity of operating lease liability	4	639	600
Other accounts payable and accrued expenses	6	7,803	4,357

Total current liabilities		10,523	6,819

NON- CURRENT LIABILITIES:
Long- term deferred participation in R&D expenses		1,968	2,691
Long- term operating lease liability		2,527	2,978
Accrued severance pay		3,516	2,954

Total non-current liabilities		8,011	8,623

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at December 31, 2020 and 2019; 83,675,856 and 67,922,836 shares issued and outstanding at December 31, 2020 and 2019, respectively		231	187
Additional paid-in capital		507,427	396,312
Accumulated deficit		(387,876)	(358,178)

Total shareholders' equity		119,782	38,321

Total liabilities and shareholders' equity		$138,316	$53,763

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019	2018

Revenue		$2,000	$-	$17,800
Cost of revenue		60	-	1,034

Gross profit		1,940	-	16,766

Operating expenses:

Research and development expenses, net		22,760	19,816	30,318
Marketing and business development expenses		871	651	1,634
General and administrative expenses		9,805	8,412	8,041

Total operating expenses		33,436	28,879	39,993

Operating loss		(31,496)	(28,879)	(23,227)

Financial and other income, net	11	1,798	820	628

Loss before taxes on income		(29,698)	(28,059)	(22,599)
Taxes on income	9	-	722	-

Net loss		(29,698)	(27,337)	(22,599)

Basic net loss per share		$(0.37)	$(0.43)	$(0.41)

Diluted net loss per share		$(0.37)	$(0.43)	$(0.41)

Other comprehensive loss:

Realized loss (gain) arising during the period from foreign currency derivative contracts		-	-	(17)

Total comprehensive loss		$(29,698)	$(27,337)	$(22,616)

Weighted average number of ordinary shares used in computing basic net loss per share		79,591,187	63,636,673	55,277,428

Weighted average number of ordinary shares used in computing diluted net loss per share		79,591,187	63,636,673	55,277,428

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2018	51,293,070	$140	$337,382	$17	$(308,242)	$29,297

Options exercised	765,420	2	683	-	-	685
Issuance of shares and warrants, net	7,791,294	22	27,689	-	-	27,711
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-	2,166	-	-	2,166
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-	-	(17)	-	(17)
Net loss	-	-	-	-	(22,599)	(22,599)

Balance as of December 31, 2018	59,849,784	164	367,920	-	(330,841)	37,243

Options exercised	878,378	3	3,246	-	-	3,249
Issuance of shares and warrants, net	7,194,674	20	22,738	-	-	22,758
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-	2,408	-	-	2,408
Net loss	-	-	-	-	(27,337)	(27,337)

Balance as of December 31, 2019	67,922,836	187	396,312	-	(358,178)	38,321

Options exercised	3,070,542	9	15,906	-	-	15,915
Warrants exercised	3,866,139	11	18,314	-	-	18,325
Issuance of shares, net	8,816,339	24	74,123	-	-	74,147
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-	2,772	-	-	2,772
Net loss	-	-	-	-	(29,698)	(29,698)

Balance as of December 31, 2020	83,675,856	$231	$507,427	$-	$(387,876)	$119,782

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net loss	$(29,698)	$(27,337)	$(22,599)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,772	2,408	2,166
Depreciation	715	989	1,394
Increase (decrease) in severance pay, net	184	(22)	46
Loss (gain) from property and equipment sales and disposals	(12)	(135)	52
Decrease (increase) in interest receivables from short-term bank deposits	(532)	66	(288)
Increase in trade receivables	(2,000)	-	-
Increase in other accounts receivable and prepaid expenses	(1,613)	(142)	(179)
Decrease (increase) in long-term prepaid expenses	(1,187)	83	(666)
Decrease in operating lease right of use asset	475	2,165	-
Increase (decrease) in trade payables and other accounts payable and accrued expenses	3,817	(3,502)	2,691
Increase (decrease) in deferred participation in R&D expenses	(829)	(627)	4,092
Decrease in operating lease liability	(412)	(1,834)	-

Net cash used in operating activities	(28,320)	(27,888)	(13,291)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	70,300	59,403	27,400
Investment in short-term bank deposits	(152,350)	(54,300)	(62,403)
Purchase of property and equipment	(166)	(155)	(158)
Proceeds from sale of property and equipment	44	382	2

Net cash provided by (used in) investing activities	(82,172)	5,330	(35,159)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	74,147	22,758	27,711
Proceeds from exercise of warrants	18,325	-	-
Proceeds from exercise of options	15,991	3,173	685

Net cash provided by financing activities	108,463	25,931	28,396

Increase (decrease) in cash, cash equivalents and restricted cash	(2,029)	3,373	(20,054)
Cash, cash equivalents and restricted cash at the beginning of the year	9,839	6,466	26,520

Cash and cash equivalents and restricted cash at the end of the year	$7,810	$9,839	$6,466

Supplemental disclosure of non-cash investing and financing activities:

Change in receivables from foreign currency derivative contracts	$-	$-	$17

Purchase of property and equipment	$16	$47	$15
Receivables on account of shares	$-	$76	$-
Change in right of use asset and operating lease liability	$(194)	$363	$-

Cash paid (received) during the year for:

Interest payments received from short-term bank deposits and cash equivalents	$1,232	$1,002	$355

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$7,143	$9,187	$5,861
Restricted cash	667	652	605

Total cash, cash equivalents and restricted cash	$7,810	$9,839	$6,466

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -GENERAL

a.Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints the Company discovered computationally, COM701, COM902 and BAY1905254. Compugen’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serve as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

b.The Company is headquartered in Holon, Israel. Its clinical development activities are headed from its United States subsidiary in South San Francisco, CA.

c.The Company has incurred losses in the amount of $ 29,698 during the year ended December 31, 2020, has an accumulated deficit of $ 387,876 as of December 31, 2020 and has an accumulated negative cash flow from operating activities in the amount of $ 28,320 for the year ended December 31, 2020. On February 26, 2019, the Company announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations. The restructuring included reducing its workforce by 35%, consolidating R&D activities in one location in Israel and outsourcing certain preclinical activities to third-party service providers. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures through 2023.

d.On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and, following the return of the CGEN 15022 program in 2017, the Company is eligible to receive an aggregate of over $ 250,000 in potential milestone payments for the BAY1905254 program, not including aggregate milestone payments of approximately $ 23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, BAY1905254 program (formerly CGEN-15001T) was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing license from Compugen.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -GENERAL (Cont.)

e.Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited. the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development, and commercial activities under the agreement. Compugen received a $10,000 upfront payment, and accrued $2,000 milestone payment out of up to $ 200,000 the Company is eligible to receive in development, regulatory and commercial milestones for the first product in addition to tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibbs’ PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

Pursuant to the Agreement, Compugen is responsible for and will continue sponsoring the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo®. The collaboration was also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. Bristol-Myers Squibb and Compugen each supplies the other company with its own compound for the other party’s study, and otherwise each party is responsible for all costs associated with the study that it is conducting.

In conjunction with the signing of the Agreement, Bristol-Myers Squibb made a $ 12,000 investment in Compugen, see Note 8b.

On February 14, 2020, the Agreement with Bristol-Myers Squibb was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the Agreement, as amended, the Company sponsors the two-part Phase 1/2 trial, which evaluates of the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb provides Opdivo® and BMS-986207 at no cost to the Company.

As part of the amended Agreement, it was agreed that the Company will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

a.Use of estimates:

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

b.Financial statements in U.S. dollars:

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

c.Basis of consolidation:

The consolidated financial statements include the accounts of the Company and Compugen USA, Inc. Intercompany transactions and balances have been eliminated upon consolidation.

d.Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.Restricted cash:

Restricted cash is held in interest bearing saving accounts which are used as a security for the Company's Israeli facility leasehold bank guarantee and credit card security for Compugen USA Inc.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

The short-term bank deposits as of December 31, 2020 and 2019 are in U.S. dollars and bear an annual weighted average interest rate of 1.01% and 2.37%, respectively.

g.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6 - 20 (mainly 20)
Leasehold improvements	Shorter of the term of the lease or useful life

h.Impairment of long-lived assets:

The long-lived assets of the Company and Compugen USA, Inc. are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2020, 2019 and 2018, no impairment losses have been identified.

i.Revenue recognition:

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

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.Revenue recognition (Cont.):

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

•

Allocation of the transaction price to the performance obligations in the contract - If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling prices. The relative selling price for each deliverable is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the deliverable.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.Revenue recognition (Cont.):

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property ("IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. Compugen received a $ 10,000 upfront nonrefundable payment and is eligible to receive up to $ 200,000 in development, regulatory and commercial milestones for the first product, including $2,000 accrued to date as well as tiered royalties on future product sales.

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

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable consideration is resolved). Therefore, as the milestone payments are not probable, revenue was not recognized in respect to such milestone payments prior to achievement of such milestone.

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

On September 20, 2018 the fourth milestone with respect to the remaining licensed program, under the Bayer Agreement was achieved and the Company recognized revenues in total amount of $ 7,800 in accordance with the criteria prescribed under ASC 606. See also Note 1d.

On December 18, 2020 the first development milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 2,000 in accordance with the criteria prescribed under ASC 606.

For information regarding disaggregated revenues, please refer to Note 10 below.

j.Cost of revenues:

Cost of revenues consist of certain royalties and milestones paid or accrued.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.Research and development expenses, net:

Research and development costs are charged to the statement of comprehensive loss as incurred and are presented net of the amount of any grants the Company receives for research and development in the period in which the grant was received.

As part of the process of preparing the consolidated financial statements, the Company accrues costs for pre-clinical and clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations or other pre-clinical or clinical trial vendors that perform the activities. In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are deferred and capitalized, even when there is no alternative future use for the research and development, until related goods or services are provided. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

The portion of the Bristol-Myers Squibb $ 12,000 investment over the fair market value of the shares issued in the amount of $ 4,121 was considered as deferred participation of Bristol-Myers Squibb in R&D expenses which is amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b.

Amortization of participation in R&D expenses for the years ended December 31, 2020, 2019 and 2018 were $ 829, $ 627 and $ 29, respectively.

l.Severance pay:

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

Severance expenses for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $ 572, $ 366 and $ 556, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Stock-based compensation:

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

The Company used the following weighted-average assumptions for options granted to employees, directors and non-employees:

	Year ended December 31,
	2020	2019	2018

Volatility	63.17%	54.59%	53.30%
Risk-free interest rate	0.45%	1.92%	2.89%
Dividend yield	0%	0%	0%
Expected life (years)	5.16	5.15	4.97

n.Concentration of credit risks:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Concentration of credit risks (cont.):

In the past the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company's derivative instruments is major financial institution. As of December 31, 2020 and 2019 there were no such contracts.

o.Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding share options and warrants for the years ended December 31, 2020, 2019 and 2018 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2020, 2019 and 2018 the average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 7,150,648, 12,754,803 and 11,035,644, respectively.

p.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes", ("ASC 740") which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2020 and 2019, a full valuation allowance was provided by the Company.

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

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.Fair value of financial instruments:

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.Derivative instruments:

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

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of December 31, 2020 and 2019, the Company had no outstanding forward contracts. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such during 2020, 2019 and 2018 total gains in the amounts of $ 0, $ 0 and $ 20, respectively, were recognized and were classified to operating expenses as effective hedge. For the years ended 2020, 2019 and 2018 an unrealized gain in the amount of $ 0, $ 0 and $ 17, respectively, were recognized under other comprehensive income (loss).

s.Comprehensive income (loss):

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

The Company determined that its items of other comprehensive income (loss) relate to realized gains (losses) on foreign currency derivative contracts.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Recently adopted Accounting Standards:

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. Topic 326 was adopted by the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The adoption of this standard is not expected to result in a material impact to the Company’s financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$2,482	$780
Government authorities	54	35
Other	122	306

	$2,658	$1,121

NOTE 4: -LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company's operating leases have original lease periods expiring between 2021 and 2023. The offices in Israel lease include two options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain.

In October 2020 the Company’s lease of its offices in Israel was amended. The amendment was not accounted for as a new lease. As a result of the amendment the operating lease right of use asset increased by $43, the operating lease liability decreased by $ 194 and the Company recorded foreign currency translation income of $ 237.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

Under ASC 842, all leases, including non-cancelable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled Operating lease right of use asset. The corresponding lease liabilities are split between current maturity of operating lease liability within current liabilities and long-term operating lease liability within long-term liabilities. The Company's leases do not provide an implicit rate, therefore the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments.

The Company subleases small part of its leased premises. Sublease income in the year ended December 31, 2020, amounted to $ 56.

The following table represents the weighted-average remaining lease term and discount rate:

Twelve months ended
December 31, 2020

Weighted average remaining lease term	4.80
Weighted average discount (annual) rate	5.63%

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -LEASES (Cont.)

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 944, $ 1,586 and $ 1,680 in the years ended December 31, 2020, 2019 and 2018, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $ 927, $ 1,577 and $ 0 in the years ended December 31, 2020, 2019 and 2018, respectively.

Maturities of operating lease liabilities were as follows:

December 31, 2020

2021	$798
2022	805
2023	649
2024	610
2025 and after	735
Total operating lease payments	3,597
Less: imputed interest	431
Present value of lease liabilities	3,166

Lease liabilities, current	639
Lease liabilities, non- current	2,527
Present value of lease liabilities	$3,166

The above annual minimum future rental commitments include the first exercised option to extend the lease of the Company facility for additional five-year period and exclude the second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

NOTE 5: -PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:

Computers, software and related equipment	$1,431	$1,365
Laboratory equipment and office furniture	3,367	3,538
Leasehold improvements	2,321	2,316

	7,119	7,219
Accumulated depreciation:

Computers, software and related equipment	1,264	1,152
Laboratory equipment and office furniture	3,001	2,821
Leasehold improvements	1,143	908

	5,408	4,881

Depreciated cost	$1,711	$2,338

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -PROPERTY AND EQUIPMENT, NET (Cont.)

During 2020 and 2019 total cost of $ 220 and $ 2,698, respectively and total accumulated depreciation of $ 188 and $ 2,451, respectively were disposed from the consolidated balance sheets.

For the years ended December 31, 2020, 2019 and 2018, depreciation expenses were approximately $ 715, $ 989 and $ 1,394, respectively.

NOTE 6: -OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2019

Employees and related accruals	$2,881	$2,646
Accrued expenses	4,922	1,711

	$7,803	$4,357

NOTE 7: - COMMITMENTS AND CONTINGENCIES

a.The Company provided bank guarantees in the amount of $ 681 related to its offices in Israel, car leases in Israel, foreign currency derivative contracts and credit card security for its U.S. subsidiary. The Company also provided guarantee for the benefit of the landlord of its subsidiary’s old premises, to secure obligations of its sublessee toward its landlord. The subsidiary’s old lease term ends on May 31, 2021.

b.Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, (the "IIA"), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2020, 2019 and 2018, the Company had an aggregate of paid or accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ 60, $ 0 and $ 534, respectively.

As of December 31, 2020, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 9,398.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - COMMITMENTS AND CONTINGENCIES (Cont.)

c.On June 25, 2012 the Company entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). For the years ended December 31, 2020, 2019 and 2018, the Company incurred such Contingent Fees in the amounts of $ 500, $ 0 and $ 500.

d.On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates.

Under the agreement the Advisor was entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated except for certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

For the years ended December 31, 2020, 2019 and 2018, the Company had an aggregate of paid and accrued payments recorded as marketing and business development expenses in the consolidated statement of comprehensive loss in the amount of $ 0, $ 0 and $ 312, respectively.

e.Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2020, 2019 and 2018, the Company incurred in the research and development expenses such milestone payment in the amounts of $52, $ 0 and $ 50.

f.Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS' EQUITY

a.Ordinary shares:

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

b.Issuance of shares:

On May 25, 2018, the Company entered into a Controlled Equity OfferingSM sales agreement with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), under an “at-the-market” ("ATM") offering, having an aggregate offering price of up to $ 25,000 (the “ATM Shares”). As of December 31, 2019, 7,245,268 shares were issued and sold under the ATM, with proceeds of approximately $ 22,914 (net of $ 781 issuance expenses). The program was terminated in 2019.

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

During the year ended December 31, 2020, warrants to purchase an aggregate of 3,866,139 Ordinary Shares were exercised with proceeds of approximately $18,325 and warrants to purchase up to 387,026 Ordinary Shares remain outstanding.

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

NOTE 8: - SHAREHOLDERS' EQUITY (Cont.)

b.Issuance of shares (Cont.):

The premium over the fair market value in the amount of $ 4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $ 7,788 (net of $ 91 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company's ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

c.Share option plan:

Under the Company's 2010 Share Option Plan as amended (the "Plan"), options may be granted to employees, directors and non-employees of the Company and Compugen USA Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 12,395,152 ordinary shares. The Company's Board of Directors last amended the Plan in May 2020, to increase the number of shares available under the 2010 Plan and extend the plan term by additional 10 years. As of December 31, 2020, an aggregate of 2,366,351 options under the 2010 Share Option Plan of the Company are still available for future grants.

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company's ordinary shares on the date of grant, unless otherwise determined by the Company's board of directors. The exercise price of the options granted under the Plan may not be less than the nominal value of the shares into which such options are exercised and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company.

Any options that are cancelled, forfeited or expired become available for future grants.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS' EQUITY (Cont.)

c.Share option plan (Cont.):

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2020, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,102,345	4.52	5.67	13,942
Options granted	1,358,500	13.34
Options exercised	(3,070,542)	5.18
Options forfeited	(430,047)	3.49
Options expired	-

Options outstanding at end of year	5,960,256	6.26	6.94	37,587

Exercisable at end of year	2,721,869	4.73	5.38	20,098

Weighted average fair value of options granted to employees, directors and non-employees during the years 2020, 2019 and 2018 was $ 7.15, $ 1.73 and $ 1.56 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2020, 2019 and 2018 was $ 21,610, $ 979 and $ 1,521, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company's share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of calendar 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2020. This amount is impacted by the changes in the fair market value of the Company's shares.

d.Employee Stock Purchase Plan:

The Company adopted an ESPP in November 2020, with the first offering period starting at January 1, 2021. As of December 31, 2020, total of 600,000 ordinary shares were reserved for issuance under this plan.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS' EQUITY (Cont.)

d.Employee Stock Purchase Plan (Cont.):

The ESPP is implemented through six-month offering periods (except for the first offering period that will be five months). According to the ESPP, eligible employees and non-employees may use up to 15% of their base salaries to purchase ordinary shares up to an aggregate limit of $40 per participant for every calendar year. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the first day of each offering period or on the last day of such period.

As of December 31, 2020, no ordinary shares had been purchased under the ESPP and 600,000 ordinary shares were available for issuance under the ESPP.

e.As of December 31, 2020, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $11,236 which is expected to be recognized over a weighted average period of approximately 3.40 years.

The stock-based compensation expenses are included as follows in the expense categories:

	Year ended December 31,
	2020	2019	2018

Research and development expenses	$1,123	$1,151	$948
Marketing and business development expenses	172	46	215
General and administrative expenses	1,477	1,211	1,003

	$2,772	$2,408	$2,166

NOTE 9: - INCOME TAXES

a. Israeli taxation:

1.Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2018, 2019 and 2020.

2.Measurement of taxable income in US dollars:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

a. Israeli taxation (Cont.):

3.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

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

As of December 31, 2020, there was no taxable income attributable to the Beneficiary Enterprise.

In January 2011, another amendment to the Investment Law came into effect ("the 2011 Amendment"). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire income subject to this amendment (the "Preferred Income").

Once an election is made, the Company's income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

Commencing 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates.

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2020. The Company's position may change in the future.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

a. Israeli taxation (Cont.):

3.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"): (Cont.)

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

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2020 and 2019, since the Company estimates that it will not implement the PTE tax track.

4.Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

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

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

5.Net operating losses carryforward and capital loss:

As of December 31, 2020, Compugen Ltd.'s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 342,600. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

b.Non-Israeli subsidiary, Compugen USA, Inc.:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - “BEAT”); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income - “FDII”).

As of December 31, 2020, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 6,100, approximately $5,100 of which expires in the years 2023 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic (Israel)	$30,010	$28,799	$23,588
Foreign	(312)	(740)	(989)

	$29,698	$28,059	$22,599

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

d.Taxes on income for the year ended December 31, 2019 is comprised from refund of withholding tax payments, which were deducted from milestone payments by the German tax authorities. There were no withholding tax payments for the years ended December 31, 2020, 2019 and 2018.

e.Deferred taxes:

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

	December 31,
	2020	2019

Operating loss carryforward	$80,134	$65,267
Research and development	9,001	9,377
Accrued social benefits and other	2,389	863
Right of use assets	(651)	(763)
Lease liabilities	742	840
Property and equipment	2	1
Deferred tax asset before valuation allowance	91,617	75,585
Valuation allowance	(91,617)	(75,585)

Net deferred tax asset	$-	$-

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

f.Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company and Compugen USA, Inc. due to the uncertainty of the realization of such tax benefits.

g.Tax assessments:

The Company has tax assessments through 2015 that are deemed to be final.

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

The following represents the total revenue for the years ended December 31, 2020, 2019 and 2018 and long-lived assets as of December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019	2018
Revenue from sales to customers:

Europe	$2,000	$-	$17,800

Total revenue	$2,000	$-	$17,800

	December 31,
	2020	2019
Long-lived assets:

Israel	$1,689	$2,312
United States	22	26

Total long-lived assets	$1,711	$2,338

	Year ended December 31,
	2020	2019	2018
Sales to a single customer exceeding 10%:

Customer A	-	-	44%
Customer B	100%	-	56%

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2020	2019	2018

Interest income	$1,765	$935	$643
Bank fees and other finance expenses	(42)	(32)	(23)
Foreign currency translation adjustments	63	(218)	60
Gain (loss) from sales and disposals of fixed assets	12	135	(52)

Financial and other income, net	$1,798	$820	$628

NOTE 12: -RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2020	2019

Trade payables and accrued expenses	$83	$104

	Year ended December 31,
	2020	2019	2018
Amounts charged to:

Research and development expenses	$294	$241	$314

For the years ended December 31, 2020, 2019 and 2018 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction was at arm’s length.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2020	2019	2018
Numerator:

Net loss for basic loss per share	$(29,698)	$(27,337)	$(22,599)

Net loss for basic loss per share	$(29,698)	$(27,337)	$(22,599)

Denominator:

Weighted average number of ordinary shares used in computing basic net loss per share	79,591,187	63,636,673	55,277,428

Basic and diluted earnings per ordinary share	$(0.37)	$(0.43)	$(0.41)

NOTE 14: -SUBSEQUENT EVENTS

On February 19, 2021, the Master Clinical Agreement was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where we will be responsible for and will sponsor the expansion cohort and Bristol Myers Squibb will provide Opdivo® at no cost to us for this study. The amendment also revises the exclusivity period granted to Bristol Myers Squibb to include a specific date for termination of the exclusivity period, so that it ends at the earlier of (i) six months after the study completion of the triple combination and the dual combination; or (ii) December 31, 2023.