Form 20-F
period 2021-12-31
COMPUGEN LTD
filed 2022-02-28
CIK 1119774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,433,432 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes  ☒ No

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

(i)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, or the Annual Report, includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information - D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our ordinary shares involves a high degree of risk and many factors could affect our results, financial condition, cash flows and results of operations. You should carefully consider the following risk factors, as well as the other information in this Annual Report. If we do not, or cannot, successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition, which could include the need to limit or even discontinue our business operations, and accordingly our share price may decline, and you could lose all or part of your investment. We can give no assurance that we will successfully address any of these risks. The principal risks we face are described below.

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in this “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

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

•
The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, and the governmental and societal responses thereto, may negatively impact the global economy and may also adversely affect our business and results of operations.

•
In the near term, we are highly dependent on the success of COM701 and of COM902. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

•
Clinical trials of any product candidates that we, or any current or future collaborators may conduct may fail to satisfactorily demonstrate safety and efficacy, and we, or any collaborator, may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of these product candidates.

•
Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect.

•	From time to time we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

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

•
Our current and future relationships, and/or the relationships of our collaborators through which we may market, sell, and distribute our products, with healthcare professionals, physicians and other parties in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information and general privacy and security and other healthcare laws and regulations, which could expose us to adverse consequences.

•	There are risks that are inherent in the development and commercialization of new therapeutic products.

•	We have limited experience in the development of therapeutic product candidates, and we may be unable to implement our business strategy.

•
Our approach to the discovery of therapeutic products is based on our predictive computational discovery capabilities that are not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

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

•
We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

•	Our dependence on collaboration agreements with third parties presents number of risks.

•	Our reliance on third parties for the performance of key activities heightens the risks faced by our business.

•	Our business model is challenging to implement and to date has not yielded significant revenues.

•	We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products before us or more successfully than we do.

•	Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

•	We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel.

•	We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data.

•
Our internal computer systems, or those of our contract research organizations, or CROs, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business.

•	Our business and operations would suffer if our information technology systems or infrastructure or data, or our vendors’ or partners’, are or were compromised.

•
We are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

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

•	We, or potential collaborators and licensees, may infringe third-party rights and may become involved in litigation, which may materially harm our business.

•	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

•	Conditions in the Middle East and in Israel may adversely affect our operations.

•	Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

•	Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

•	If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

•
Our share price and trading volume have been volatile and may be volatile in the future and that could limit investors’ ability to sell our shares at a profit and could limit our ability to successfully raise funds.

•	If we are a passive foreign investment company, or PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Risks Related to our Business, Financial Results and Financing Needs

We have a history of losses and we expect to incur future losses and may never achieve or sustain profitability.

As of December 31, 2021, we had an accumulated deficit of approximately $422.1 million and had incurred net losses of approximately $34.2 million in 2021, approximately $29.7 million in 2020 and approximately $27.3 million in 2019, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our preclinical and clinical activities. We have entered into three pipeline program-based partnership agreements under which we have received or accrued to date a total amount of $83.2 million, including a $32.0 million investment. We cannot be certain that we will receive additional revenues under our existing collaborations or that we will enter into additional arrangements for our programs or with respect to our predictive computational discovery capabilities, or that such additional arrangements will provide sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our existing cash and cash equivalents and short-term bank deposits will be sufficient to fund our current level of operations into 2024, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, as we expand our clinical trials and other operations and may increase our cash expenditures, our cash balances may be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will achieve profitability, and therefore may need additional funds to continue financing our operations. In 2019, we received proceeds of approximately $23 million through our ATM facility. In 2020, we received net proceeds of approximately $74 million from a public offering and approximately $34 million from warrants and option exercises. In 2021, we received a $20 million investment pursuant to an investment from our partner, Bristol Myers Squibb Company, or Bristol Myers Squibb. We may seek additional capital due to strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders will experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or otherwise reduce our operations. We also could be required to seek funds through arrangements with collaborators or other investors that may require us to enter into arrangements on terms that would otherwise not be acceptable to us.

Our therapeutic programs have reached more costly stages of research and development, including preclinical and clinical drug development. If we are not able to secure the funding or the capabilities required for such activities, we may be required to abandon, postpone, or attempt to license out certain therapeutic product candidates at an earlier than anticipated stage, which may adversely affect us. Any failure to raise funds as and when needed would materially harm our business, financial condition and results of operations, and result in the inability to have some or all of such therapeutic product candidates developed to fit potential commercialization and have a negative impact on our ability to pursue our business strategy.

We cannot provide assurance that our business model will succeed in generating substantial revenues.

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our predictive computational discovery capabilities to identify novel drug targets and develop potentially first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our predictive computational discovery capabilities undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations. Some of our existing third-party collaboration and licensing agreements have been entered into at early research and development stages, each of which has an inherently high risk of failure. The inability to derive adequate revenues, or at all, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, and the governmental and societal responses thereto, may negatively impact the global economy and may also adversely affect our business and results of operations.

Our business, financial condition, and results of operations could be negatively impacted by COVID-19 or other widespread outbreak of an illness or any other communicable disease, or any other public health crisis. The severity, magnitude and duration of the current COVID-19 pandemic and future outbreaks is uncertain, rapidly changing and difficult to predict. The COVID-19 pandemic has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including the United States and Israel, have taken measures designated to limit the spread of the COVID-19 virus, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. The continued spread of the COVID-19 virus and the uncertainty surrounding its variants have caused, and may continue to cause, continued changes in the measures taken by different countries based on the change in the COVID-19 pandemic status. These measures have impacted, and may further impact, our suppliers and other business partners from conducting business activities as usual (including, without limitation, the availability and pricing of materials, manufacturing and delivery efforts, clinical trials and other aspects that may affect our business) for an unknown period of time. In addition, we, our suppliers and other business partners may experience significant impairments of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. If measures, such as those listed above, are taken again or additional measures are required in the event that the measures already taken prove to be insufficient or ineffective to slow the spread of COVID-19 or other global or regional health pandemics or epidemics, we may face new and/or increasing concerns that may affect our ability to conduct our business effectively, including, but not limited to, adverse effect on employees’ health, a slowdown and stoppage of work, slowdown or stoppage of our clinical trials and other activities which are essential and critical for maintaining on-going business activities. Even if the measures taken, or that will be taken, prove themselves to be useful, we, our suppliers and other business partners may recover at different rates, which may also affect our business activities.

These effects could materially and adversely affect our business, financial condition, results of operations and growth prospects. In addition, to the extent the evolving effects of the COVID-19 pandemic or such other global or regional event adversely affect our business, financial condition, results of operations and growth prospects, they may also have the effect of heightening many of the other risks and uncertainties described elsewhere in this “Risk Factors” section. It is also possible that the volatility that the capital markets have experienced due to the ongoing spread of COVID-19 and its adverse effects, including those caused as a result of government actions, shall continue and as a result, the price of our shares may be negatively impacted, which could adversely affect our ability to raise additional capital.

We have taken precautionary measures, and may take additional measures, intended to minimize the risks of the COVID-19 pandemic to our employees and operations. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments, such as the duration and spread of the COVID-19 pandemic and long-term impact on the world’s economy, all of which are uncertain and cannot be predicted. Furthermore, future global pandemics or other widespread outbreak of an illness or any other communicable disease, or any other public health crisis may also materially and adversely affect our business, financial condition, results of operations and growth prospects.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from partnerships for our novel drug targets and related therapeutic product candidates at various stages of research and development has been limited to date. Since we began focusing our discovery capabilities on therapeutic pipeline establishment in 2010, we have entered into three partnership agreements with respect to our pipeline programs under which we have received to date a total amount of $83.2 million, of which $32 million was an investment. We recognized revenue of $6.0 million in 2021, $2.0 million in 2020 and no revenue in 2019 from our partnerships.

We cannot be certain that our focus on discovery, research and drug development in the field of immuno-oncology, along with advancing selected programs to later drug development and clinical stages partially or fully at our own expense, will generate a stable or significant revenue stream. Moreover, we have very limited experience with respect to the financial arrangements and terms that may be available for our candidates at their various R&D stages. Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly. The inability to derive adequate revenues within our field of focus and for our specific drug targets or product candidates would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the partnering and commercialization aspects of our model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of our programs based on our existing and future novel drug targets and related therapeutic products and any future product candidates.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021, in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near term, we are highly dependent on the success of COM701 and of COM902. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the clinical development of COM701 and of COM902. Our prospects are substantially dependent on our ability, or that of any existing and future partners, to manufacture, develop, obtain marketing approval for and successfully commercialize COM701 and COM902. We have reported preliminary signals of antitumor activity in our ongoing Phase 1 trial with COM701 monotherapy and in combination with nivolumab. The triplet combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody) was well tolerated with a favorable safety and toxicity profile. We have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease. These preliminary clinical results may not predict the final results of the on-going clinical trials or future clinical trials or otherwise be sufficient to attract a partner or support a future drug approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks or failures in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks or failures.

Our pipeline currently consists of four clinical stage programs, which are at early stage of clinical development. Two, COM701 and COM902 are being developed internally (COM701 under clinical collaboration with Bristol Myers Squibb) and the other two are being developed by our collaborators. Our pipeline also consists of additional future product candidates in early research stage and require substantial development and investment.

As we advance our clinical programs, we will need to expand our personnel and operational capabilities to support these activities. In part because of our limited infrastructure and limited experience in conducting clinical trials as a company and in regulatory interactions, we cannot be certain that our clinical trials will be completed on time, that our planned clinical trials will be initiated on time, if at all, that our planned development programs and development path forward would be acceptable to the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities, or that, even if approval is obtained, such investigational products can be successfully commercialized.

The success of COM701 and COM902 is dependent upon several factors, including the following:

•	successful clinical trial results;

•	ability to fund clinical trials designed to obtain regulatory approval and to become commercially successful;

•	success of trials designed to allow for a path for registration/approval by regulatory authorities;

•	our selected regulatory strategy;

•	timely initiation, enrollment and completion of clinical trials;

•	demographics, past therapy and other criteria of patients enrolled, even if they meet the inclusion/exclusion enrollment criteria;

•	a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the FDA or comparable foreign regulatory authorities;

•	selection of indications;

•	selection of drug(s) for combinations;

•	successful identification of biomarkers, including for patient selection;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment and monitoring of manufacturing arrangements and processes with third-party service providers and clinical manufacturing organizations for manufacturing drug substance and drug product;

•	establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling;

•	stability of our drug substance and drug products;

•	supply of our drugs in sufficient quantities and quality for our clinical trials;

•	establishment of arrangements with third-party manufacturers and processes monitoring to obtain commercial quality drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval; and

•	commercial acceptance by patients, the medical community and third-party payors.

Many of these factors are beyond our control, including clinical development by us and our competitors, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701 and/or COM902, on our own or with any collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

We are conducting Phase 1 and Phase 1/2 clinical trials of COM701 in combinations in patients with advanced solid tumors and clinical trials of COM902 monotherapy and in combination with COM701 in patients with advanced malignancies. Our anticipated time to data in these trials is subject to our ability to enroll a sufficient number of eligible patients that will need to be enrolled for observing clinical activity, if at all. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to clinical trial sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion or even before any/sufficient imaging assessment, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902 and our future potential drug products may target. Additionally, other pharmaceutical companies may clinically investigate their own therapeutic candidates against PVRIG, the target of COM701, or against TIGIT, the target of COM902, which may hamper the enrollment of oncology patients in our trials for COM701 or COM902. For example, in case of COM701, Surface Oncology announced in December 2021 that the FDA has cleared the Investigational New Drug Application (IND) for its PVRIG targeting antibody, GSK4381562 (formerly SRF813), to proceed into a first-in-human clinical trial. In the case of COM902, there is a significant number of anti-TIGIT antibodies that are currently in clinical trials such as tiragolumab by Roche, vibostolimab by Merck, ociperlimab by Beigene, domvanalimab and AB308 by Arcus, BMS-986207 by Bristol Myers Squibb, and others (some of which are in a more advanced clinical stage than COM902). As a result, we must compete with them for clinical sites, clinicians’ interest and the limited number of patients who fulfill the stringent requirements for participation in clinical trials in general. Also, patient enrollment may be limited due to changes in the regulatory landscape in the indications of interest to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

Clinical trials of any product candidates that we, or any current or future collaborators may conduct may fail to satisfactorily demonstrate safety and efficacy, and we, or any collaborator, may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of these product candidates.

We, and any current or future collaborators, are not permitted to commercialize, market, promote or sell any therapeutic product candidate in any jurisdiction without obtaining marketing approval from the relevant regulatory authority, such as the FDA in case of the United States. We, and any collaborators, must complete clinical trials to demonstrate the safety and efficacy of our therapeutic product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across population of patients, choosing the incorrect patient population or indication, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the preliminary safety and anti-tumor activity results reported from our ongoing Phase 1 trial for COM701 and COM902 so far, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the further advancement of clinical development or regulatory approval to market of COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials, patient monitoring, the dosing we choose and other factors.

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

•          cease the development of the product candidates;

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

•	delays in sufficiently developing, characterizing, or controlling a manufacturing process suitable for clinical trials;

•	inability to generate sufficient quantities or quality of our drug substance or drug product to support the initiation or continuation of clinical trials;

•	delays in reaching a consensus with collaborators or regulatory agencies on trial design;

•
delays in reaching agreement on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•
imposition of a temporary or permanent clinical hold by the FDA, or a similar delay imposed by foreign regulatory agencies for a number of reasons, including after review of an IND, other application or amendment; (i) as a result of a new safety finding that presents unreasonable risk to clinical trial participants; (ii) a negative finding from an inspection of our clinical trial operations or trial sites; (iii) developments on trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or (iv) if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•
clinical trials of any product candidates may fail to show safety or efficacy, produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial and related regulatory requirements;

•	failure to perform in accordance with the FDA’s Good Clinical Practice, or GCP, requirements, or similar applicable regulatory guidelines in other countries;

•	failure to perform in accordance with the FDA’s Good Manufacturing Practice, or GMP, requirements, or similar applicable regulatory guidelines in other countries;

•
the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	delays in having patients complete their participation in a trial or return for post-treatment follow-up;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care or in the regulatory landscape on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

•
clinical trials of our product candidates producing negative or inconclusive results, or early results that will not be repeated in larger or future cohorts, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

•	choosing the wrong dosing regimen and/or the wrong drug combination;

•	delays or failure to secure supply agreements with suitable reagent suppliers, or any failures by suppliers to meet our quantity or quality requirements for necessary reagents; and

•
delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Our product development costs will increase if we experience delays in clinical trials (including termination thereof) or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, and once begun whether will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also may allow our competitors to bring products to market before we do, potentially impairing our ability to be first-in-class or successfully commercialize our product candidates and harming our potential market share and business and results of operations. Any delays in our preclinical or clinical development programs may harm our business, financial condition and prospects significantly.

From time to time we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

From time to time, we publish preliminary data from our ongoing clinical trials. Preliminary data are also subject to the risk that one or more of the clinical outcomes may materially change as time goes by and cutoff date changes, patient enrollment continues and with further patient monitoring where more patient data become available. As a result, preliminary data should be viewed with caution until clinical rial completion where the final data are available. Material adverse changes in the final data could significantly harm our business prospects and eventually harm our financial condition and results of operations.

We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract manufacturing research organizations, contract laboratories, outsourced preclinical and clinical service providers and other third parties, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely heavily and will continue to rely heavily on these parties for execution of clinical trials for COM701 and COM902 and any other future product candidates we may take to the clinic, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our internal clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties, including our CROs, will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

If clinical investigators, CROs or other third parties do not successfully carry out their contractual duties or obligations diligently and in a professional manner or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain and store or their data analysis are compromised due to the failure to adhere to market standards, our clinical protocols, regulatory requirements or for other reasons, any clinical trials such clinical investigators, CROs or other third parties are associated with may be extended, delayed or terminated. As a result, we believe that our financial results and the commercial prospects for COM701, COM902, and any other future therapeutic product candidates we may take to the clinic, would be harmed, our costs could materially increase and our ability to generate revenue could be significantly adversely impacted.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 clinical trial for COM902, which targets TIGIT, in March 2020. There are additional companies that have a program targeting TIGIT in clinical trials, such as Merck, Roche, Bristol Myers Squibb, BeiGene, and Arcus. We have no control over their clinical trials or development program, and lack of efficacy, adverse events or undesirable side effects experienced by subjects in their clinical trials could affect our development and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider, or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

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

The same risk will apply to COM701 once any anti-PVRIG antibody enters the clinic.

We are subject to certain manufacturing risks, any of which could either result in additional costs or delays in completing, or ultimately make us unable to complete, the development and commercialization of our product candidates.

The process of manufacturing biologics is susceptible to product loss or unavailability due to contamination, degradation, instability, equipment failure, lack of critical reagents or disposables, improper installation or operation of equipment, vendor or operator error leading to process deviations or any other factor. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions up to supply termination. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the products may need to be manufactured again and/or such manufacturing facilities may need to be closed for an extended time to investigate and remediate the contamination. In addition, the product manufactured may be determined at later stage to be insufficiently stable or qualified as a therapeutic agent, even following treatment.

We have not contracted with alternate suppliers in the event we experience any problems with our current manufacturer. If we are unable to arrange for alternative third-party manufacturing sources or are unable to reserve another manufacturing slot with our current manufacturer, or are unable to do so on commercially reasonable terms or in a timely manner, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates, which can cause us material harm.

It may be difficult to manufacture therapeutic products addressing our drug target candidates.

Our therapeutic pipeline is focused mainly on monoclonal antibodies, or mAbs, generated against our discovered targets. These types of therapeutics can be difficult to manufacture in the quantity and quality needed for preclinical, clinical and commercial use. The production of mAbs must be conducted pursuant to a well-controlled and reproducible process and the resulting product testing must conform to defined quality standards. Should it prove to be difficult to manufacture or repeat manufacturing, of any therapeutics addressing our drug candidates in sufficient quantities or commercial scale, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

We or any of our collaborators, or third-party manufacturers, may fail to comply with regulatory and legal requirements, and we or they could be subject to enforcement or other regulatory actions.

If we or any of our collaborators or third-party manufacturers with whom we work or with whom we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, or other legal obligations we or they could be subject to enforcement or other regulatory actions. These actions may include:

•	warning letters;

•	clinical trial holds;

•	recalls, product seizures or medical product safety alerts;

•	data lock or order to destroy or not use personal data;

•	restrictions on, or prohibitions against, marketing such products;

•	restrictions on importation of such products;

•	suspension of review or refusal to accept or approve new or pending applications;

•	withdrawal of product approvals;

•	injunctions;

•	civil and criminal penalties and fines; or

•	debarment or other exclusions from government programs.

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

We may require companion or complimentary diagnostics and/or biomarkers for our clinical trials, or a portion of our clinical trials, and may be required to have such to obtain marketing approval or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients’ selection strategy and may harm our clinical outcome.

Companion or complimentary diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities and may require separate regulatory authorization prior to commercialization. We may require for our clinical trials or for certain portions of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for the appropriate indications. We rely on access to patient tumor and blood samples for analysis of protein, DNA, and RNA biomarkers. We may rely on third parties for the tumor and blood samples’ handling, processing, and analysis, discovery, development, and validation of these potential biomarker candidates, biomarkers and/or companion diagnostics, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover, validate and/or develop the required companion diagnostics and/or biomarkers for our clinical programs, or develop with altered specifications, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patient selection and our clinical outcome, as well as obtaining marketing authorization for these product candidates.

Our current and future relationships, and/or the relationships of our collaborators through which we may market, sell, and distribute our products, with healthcare professionals, physicians and other parties in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information and general privacy and security and other healthcare laws and regulations, which could expose us to adverse consequences.

Our current and future business operations, and our or our collaborators’ business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we or our collaborators may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state and foreign healthcare fraud and abuse, transparency, health information and general data privacy and security laws. For example, U.S. federal civil and criminal laws and regulations prohibit, among other things: knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs; knowingly presenting or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program; and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including a private payor), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Many U.S. states and foreign countries have analogous prohibitions that may be broader in scope and apply regardless of payor. In addition, we may be subject to U.S. federal, U.S. state and foreign laws that require us to report information related to certain payments and other transfers of value to certain health care professionals, as well as ownership and investment interests in our company held by those health care professionals and their immediate family members, and health information and general security and privacy laws that restrict our practices with respect to the use and storage of certain health information and other data.

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

Risks Related to our Discovery and Development Activities

There are risks that are inherent in the development and commercialization of new therapeutic products.

We and our collaborators face a number of risks of failure that are inherent in the lengthy and costly process of developing and commercializing new therapeutic products. These risks, which typically result in very high failure rates even for successful biopharmaceutical companies, include, among others, the possibility that:

•	our new target candidates will prove to be inappropriate for treatment of cancer;

•	our new target candidates will prove to be inappropriate targets for therapeutic product candidates;

•	our new target candidates will prove to be inappropriate targets for immunotherapy;

•	we will not succeed in selecting the appropriate indication for the therapeutic product candidate;

•	we will not succeed in choosing the appropriate mAb for these targets, or the appropriate mAb lead or the appropriate mAb isotype;

•	we will not succeed in identifying or developing a biomarker or companion diagnostic for our therapeutic product candidates;

•	we will not succeed in choosing the appropriate drug modality for these targets;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	we will not choose the right combinations for our therapeutic product candidates;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects or negative consequences;

•	our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•	our early stage development efforts may provoke competition by others;

•	our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•	we or our collaborators will fail to receive required regulatory approvals;

•
we or our collaborators will fail to manufacture our therapeutic product candidates in the quantity or quality needed for preclinical studies or clinical trials on a large or commercial scale, on time or in a cost-effective manner or with the drug stability required;

•	the discovery of drug targets and the discovery, development or commercialization of our therapeutic product candidates will infringe third-party intellectual property rights;

•	the development, marketing or sale of our therapeutic product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights;

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

Our experience in the development of therapeutic product candidates is limited. Therefore, we may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. To successfully develop and commercialize therapeutic products, we must either access such expertise via collaborations, consultants or service providers, and/or enhance and improve our internal expertise and capabilities.

If we are not able to attract, retain and motivate necessary personnel or third party service providers or collaborators to accomplish our business objectives or fail to have available, at the appropriate times, the required experience and expertise for the further development and commercialization of our therapeutic product candidates, we may be unsuccessful in these activities, or these activities may be significantly delayed and as a result we may be unable to implement our business strategy and our business would be materially harmed.

Our computational target discovery activities are primarily focused on the discovery of new drug target candidates and our therapeutic pipeline is based on our discovered targets.

While we believe that our drug target programs represent a compelling and unique opportunity to generate potentially first-in-class therapeutics in the field of cancer immunotherapy, they require significant investment in the research and validation of the drug target candidate and in the discovery and development of the respective therapeutic product candidate and bear high risk. Our predictive computational discovery capabilities are a source for the development of potential first-in-class therapeutics in the field of cancer immunotherapy, but the inherent lack of sufficient published scientific and clinical data to support the potential of these new drug targets candidates to serve as therapeutic opportunities, increases the risk of failure. Although we have built the target identification, validation and drug discovery infrastructure and capabilities that we believe are required to scientifically validate our new drug targets and to later translate them into therapeutic antibody development programs, we cannot be assured that our investment in such new discoveries will result in validated drug targets that will enable the development of effective cancer immunotherapies, nor that we will realize success in product development or our ability to partner and commercialize such opportunities and generate revenues.

Our approach to the discovery of therapeutic products is based on our predictive computational discovery capabilities that are not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

Our method of identifying novel drug targets is based on our predictive computational discovery capabilities and involves first identifying unmet needs in the field of cancer immunotherapy, where we believe our predictive computational discovery capabilities would be relevant or could be modified to be relevant. We focus on the discovery of drug targets that could serve as the basis for the development of possible treatments for patients non-responsive, refractory or relapsing to existing cancer immunotherapies. In this field, we apply our predictive computational target discovery capabilities, or develop new capabilities, to identify novel drug targets for addressing such unmet patient need.

While we believe that applying our predictive computational discovery capabilities to identify new drug targets may potentially enable the development of potentially first-in-class therapeutics in the field of cancer immunotherapy, our capabilities are yet not fully proven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Although our approach has resulted in the discovery of several new drug targets and their related potential first-in-class therapeutic product candidates in the field of cancer immunotherapy, they are in early stages of research and development or in clinical stage, with COM701 and bapotulimab (formerly known as BAY1905254), having entered the clinic in 2018, COM902 which entered the clinic in March 2020 and AZD2936 which entered the clinic in the fourth quarter of 2021. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our discovery and therapeutic development activities is on mAb therapeutics in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development activities in other therapeutic areas or for other drug modalities, and presently we only pursue activities in our area of focus.  If our current candidates fail, or if we fail to continue to discover and develop therapeutic product candidates of medical interest in this field or if we are unable to discover drug targets for mAb therapeutics, or if other modalities would be more successful in treating cancer patients, our business will likely be materially harmed. With respect to cancer immunotherapies, although there have been positive clinical results reported by others resulting in some products gaining approval by the FDA, there can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that other classes of targets or other products will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed three partnership agreements involving our product candidates. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with our decision to focus on immuno-oncology that include, among others:

•	not being able to discover new drug targets in this field;

•	our full scope of target discovery capabilities may not be adequate;

•	not having chosen the right therapeutic area;

•	having chosen a therapeutic area with a very high degree of competition;

•	having chosen a therapeutic area of great biological complexity and with very high failure rates in product development;

•	not choosing the appropriate drug modality;

•
having insufficient knowledge, expertise, personnel or capabilities in our chosen therapeutic area to identify the right unmet medical needs, or drug targets, or to timely, properly and efficiently validate the targets and/or select the appropriate mAb for further development as therapeutic product candidates, or to timely, properly or efficiently further them in development; and

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

Due to our limited resources and experience and due to the early stage of our discoveries, we prioritize our research programs and focus to programs that, we believe, based on limited and preliminary amount of data, seem to have the highest potential. As a result, we might focus our limited resources on the wrong target or therapeutic candidates or focus our candidates on the wrong therapeutic indication and delay in pursuing or fail to pursue candidates that might be later proven (or never proven) as more successful.

Risks Related to Our Dependence on Third Parties

We depend significantly on third parties to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, including collaborators, in the future, our business will likely be materially harmed.

Our primary strategy for the development and commercialization of products based on our drug target and therapeutic product candidates depends on third parties to carry out and/or finance, the research, development and commercialization of such products, principally by pharmaceutical and biotechnology companies and other healthcare related organizations and CROs, either on their own or in collaboration with us. To date, we have entered into three partnership agreements with respect to our drug target candidates. We cannot be sure that any of the agreements will result in the successful development or commercialization of any product. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of pre-clinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts and/or commercial-scale of drug substance and drug products required for any clinical trials that we initiate and other related services. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701 and COM902, for which we have ongoing Phase 1 clinical trials. In addition, in October 2018 we entered into a master clinical trial collaboration agreement, as amended from time to time, or the MCTC, with Bristol Myers Squibb, to evaluate combinations of COM701 with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207. Pursuant to the MCTC, Bristol Myers Squibb provides us at no cost Opdivo® and BMS-986207. Accordingly, if any of these third parties breach, terminate or otherwise are unable to fulfill their obligations under the agreements for drug supply, we would need to identify an appropriately qualified alternative source, which could be time consuming, and we may not be able to do so without incurring material delays and costs in the development of our products, including COM701 and COM902.

The manufacturing process for any products based on our technologies that we or our partners may develop is subject to the FDA regulation and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet cGMP requirements and foreign regulatory authority requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any therapeutic drug candidate, we also expect to rely on third parties, to produce materials required for commercial supply. We may experience difficulty in obtaining adequate manufacturing capacity for our needs, adequate and sufficient material as well as difficulties and challenges in technology transfer from one manufacturer to the other, as needed. If we are unable to obtain or maintain adequate manufacturing sources for these product candidates, or to do so on commercially reasonable terms and adequate timeline, quality and quantity, we may not be able to successfully develop and commercialize our products.

To the extent that we enter into manufacturing or supply arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner and consistent with regulatory requirements, including those related to quality control and quality assurance. We are also dependent upon these third parties with respect to critical reagents supply, supplies required for our manufacturing and quality control, packaging, labelling, storage and others. The failure of a third-party manufacturer or supplier to perform its obligations as expected could adversely affect our business in a number of ways, including:

•	we may not be able to initiate or continue preclinical and clinical trials of products that are under development;

•	we may experience significant disruption and delay to our clinical supply chain;

•	we may experience significant adverse effect if we are unable to transfer the manufacturing process to a different third-party manufacturer in a timely and efficient manner;

•	we may need to repeat clinical trials or stop our clinical trials;

•	we may be delayed in submitting regulatory applications, or receiving regulatory approvals, for our product candidates;

•	we may lose the cooperation of our collaborators;

•	we may be required to cease distribution or recall some or all batches of our products; and

•	ultimately, we may not be able to meet commercial demands for our products, if approved.

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

Our dependence on collaboration agreements with third parties presents number of risks.

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

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	our collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar therapeutics;

•	our collaborators may terminate the program or the agreement due to the competitive threat we may present to them with similar products;

•	ownership of the intellectual property generated under or incorporated in our collaborations may be disputed;

•	our ownership of rights in any intellectual property or products that may result from our collaborations may depend on additional investment of resources that we may not be able or willing to make;

•	prospective collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

•	disagreements between us and our collaborators may lead to delays in, or termination of, the collaboration;

•	our collaborators may fail to develop or commercialize successfully any products based on our novel drug targets or therapeutic product candidates to which they have obtained rights from us;

•	we or our collaborators may not choose the right drug combinations for our therapeutic product;

•	our collaborations may face internal competition by their internal pipelines;

•	prospective collaborators may hesitate to pursue collaborations on novel target candidates that lack robust validation to serve as a basis for the development of therapeutics; and

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

In August 2013, we entered into a Research and Development Collaboration and License Agreement with Bayer Pharma AG, or Bayer, for the research, development, and commercialization of antibody-based therapeutics for cancer immunotherapy against a novel, Compugen-discovered immune checkpoint regulator CGEN-15001T/ILDR2, for which the therapeutic antibody bapotulimab (formerly known as BAY1905254) is currently being evaluated in a Phase 1 clinical trial. The collaboration with Bayer, or the Bayer Collaboration, continues until Bayer is no longer required to make payments under the agreement or until otherwise terminated by either party in accordance with the terms of the agreement. Bayer may also terminate the agreement, at any time with or without cause on a product-by-product and/or country-by country basis, upon prior written notice. Upon any termination of the agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and or various payment and royalty obligations in the event of such continuation of the development and commercialization.

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca, or AstraZeneca. Under the terms of the license agreement, we provided an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. In connection with such license agreement, AstraZeneca developed AZD2936, a novel TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902. Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last royalty term in the territory as further specified in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

In October 2018, we entered into a master clinical trial collaboration agreement with Bristol Myers Squibb, or the MCTC, to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In February 2020, the MCTC was amended to include a clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. In February 2021, such MCTC was further amended to include an expansion of the Phase 1 combination trial designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors and in November 2021 the MCTC was further amended, among other things, to establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration. Pursuant to the terms of the MCTC, as amended, subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the MCTC, as amended, will continue in effect until completion by all centers or institutions participating in combined therapy trials, the delivery of trial data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third-party merges with or acquires us, we are free to assign or transfer the agreement without the consent of Bristol Myers Squibb. Such third-party must expressly assume in writing all of our rights and obligations under the MCTC, as amended.

Each of these agreements were entered into for Compugen-discovered drug candidates and is subject to all of the risks as set forth above with respect to our dependence in general on collaboration agreements with third parties.

If significant adverse unforeseen events occur in our collaborations or they are terminated, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

Our reliance on third parties for the performance of key activities heightens the risks faced by our business.

We invest significant efforts and resources into outsourcing certain key functions with third parties, including certain preclinical activities, drug development activities, manufacturing operations, research, validation, discovery and others. We do not control the third parties to whom we outsourced these functions and have limited internal expertise to appropriately manage their activities. However, we are dependent on them to undertake activities and provide services, results, our product candidates or materials, including the production of certain biological reagents, which may be significant to us. If these third parties fail to properly or timely perform these activities or provide us with incorrect or incomplete services or results or fail to produce and/or provide certain materials, tests or analysis, this could lead to significant delays in the program or even program failure, along with significant additional costs and damage. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, rely upon the data provided by the third-party. If we fail to identify and obtain accurate and quality data, services and/or technologies from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities, clinical trials or other activities or our final products, may be significantly harmed, delayed or terminated.

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

Two clinical candidates against our discovered novel targets entered Phase 1 clinical trials in 2018, one executed by us (COM701) and the second by Bayer under the Bayer Collaboration. An additional clinical candidate (COM902) against our discovered novel target entered into a Phase 1 clinical trial in 2020 and is pursued by us. A fourth clinical candidate pursued by AstraZeneca (derived, among others, from COM902) entered into a Phase 1/2 clinical trial in 2021. There can be no assurance that we will be able to establish additional collaborations for COM701 or COM902 or for our early-stage programs in the target discovery, research and validation stage. Failure to enter into collaborations, may materially harm our business. The research and validation data generated to date for our early-stage pipeline and the clinical data generated to date for COM701 and COM902 may not be sufficient to attract interest from prospective collaborators and we may fail to generate data suitable to draw interest with potential partners. Furthermore, our drug target candidates or therapeutic product candidates may not fit their corporate or clinical strategy. These companies may require more data, including their independent testing of our early-stage therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaboration or commercialization of our therapeutic product candidates, and as a result may harm our business.

Additionally, we may not be able to demonstrate efficacy or safety, prove our preclinical hypothesis or obtain approval for and commercialize our products as monotherapy treatments. We may be required to combine our product candidates with other products to provide sufficient data for approval by FDA and other regulatory authorities, in all or in specific indications (which may require our dependency on third-party drugs). As part of our business strategy, we are looking to establish clinical collaborations with pharmaceutical and biotechnology companies to specifically test the hypothesis that there may be greater effects when combining our products with other products. In October 2018, we entered into MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. Such agreement was amended several times since then and we are currently evaluating the safety, tolerability and antitumor activity of COM701 in combination with Opdivo®, and of COM701 in combination with Opdivo® and with and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. There can be no assurance that we will be able to establish additional clinical collaborations or to maintain existing collaborations. Failure to enter into combination clinical collaborations may materially harm our business. These potential combination products may include both marketed as well as investigational products, and as such, adverse events resulting from combining the products or investigational agents are unknown and could be severe, including resulting in death of the patient due to these unknown toxicities. There is an industry trend towards drug combinations in the field of cancer immunotherapy which may result in a situation under which our therapeutic product candidates will serve in a combination product and may therefore be entitled to only a fraction of the anticipated product revenues. These trends may adversely affect any revenues we may be entitled to receive and as a result may harm our business.

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

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors and others may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources or use different approaches than we do to receive marketing approval before our products. Additionally, these third parties compete with us in recruiting and retaining qualified scientific, drug development and management personnel and advisors, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry, such as the acquisition of Celgene by Bristol Myers Squibb in 2019 could result in even more resources being concentrated among a small number of our competitors or change in potential acquirers’ preferences. In addition, increased industry interest and deals in the anti-TIGIT and anti-PVRIG field may further enhance the competition for our clinical stage assets COM902 and COM701 and may include companies with significantly greater resources and capabilities than we have. For example, in January 2022 Coherus exercised its option to Junshi Biosciences’ TIGIT-targeted antibody JS006, in December 2021 Novartis signed an option, collaboration and license agreement with Beigene for its TIGIT inhibitor ociperlimab, in November 2021 Gilead and Taiho each exercised its option to Arcus’ anti-TIGIT antibodies domvanalimab and AB308 each pursuant to its respective territorial rights, in June 2021 GSK and iTeos Therapeutics entered into an agreement to co-develop and co-commercialize iTeos’ anti-TIGIT antibody EOS-448, and in December 2020 GSK licensed worldwide development and commercial rights to Surface Oncology’s preclinical program SRF813 (now GSK4381562), an antibody targeting PVRIG which has received FDA IND clearance in December 2021.

Competition may further increase as a result of advances in the commercial applicability of technologies similar to our predictive computational discovery capabilities and greater availability of capital for investment in these industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of data-driven drug discovery/healthcare. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by way of establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships or acquisitions in furtherance thereof. Our competitors may succeed in discovering targets and therefore also develop products that are competitive to ours.

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

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental validation results particularly those discovered through a computational discovery approach.

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early stage in the validation or drug discovery process is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support its clinical and business potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early-stage collaborations based on newly discovered targets, more so if discovered by computer, as opposed to drug targets with human clinical trial data, or product candidates with significant published experimental validation. Therefore, we cannot assure that our business model to enter into commercialization arrangements for our early-stage novel targets and product candidates will be successful.

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

We rely on our predictive computational discovery capabilities to identify drug targets. Our competitive position could be materially harmed if our competitors develop capabilities similar to ours and identify and develop rival drug targets and product candidates.

We rely on know-how and other proprietary computational processes and tools to maintain our competitive computational discovery position. We consider know-how to be our primary intellectual property with respect to our predictive computational discovery capabilities. Know-how can be difficult to protect and enforce. In particular, we anticipate that with respect to our capabilities, this know-how may over time be disseminated within the industry through independent development and the movement of skilled personnel.

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

We may not be able to prohibit our competitors from using methods to identify and develop product candidates, including such methods that are the same as or similar to our own. Since our competitors develop products that compete with COM701 or COM902 or any future product candidates we develop, our ability to develop and commercialize these product candidates may diminish substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign early-stage collaborations, and as a result we may be required to advance our programs into clinical development and show clinical proof of concept before we may attract potential collaborators. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, for COM701 and COM902, and expect to continue to face for our future therapeutic product candidates, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and therapeutic agents in the field of immuno-oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply computer science, bioinformatics, AI or ML technologies to the field of target discovery. Many of our competitors have one or more of the following:

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, or the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, and collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. However, the ACA has faced legislative, judicial, executive and political challenges from Congress, the Trump administration, state governments, consumer groups and business organizations. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges will impact the ACA and our business.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

We manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with limited workforce and by using third parties to provide us services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business may be materially adversely affected.

We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel.

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

It can also be difficult for us to find employees with appropriate experience for our business. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug and clinical development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result, we may face higher than average employee turnover or challenges in hiring due to such competition. During 2021, we added preclinical expertise and clinical expertise, which we expect to continue to expand in 2022 and which will require significant efforts to attract the required personnel with the required expertise and experience.

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

We rely heavily on the use and manipulation of large amounts of data and on the secure and continuous use of our internal computers, communication networks and software and hardware systems. We have implemented and maintain physical and software security measures to preserve and protect our computers and communication, hardware and software systems as well as our data and third parties’ data. However, these methods may not fully protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of such proprietary data. A party who is able to circumvent our security measures could misappropriate or destroy (partially or completely) proprietary information or cause interruptions in our operations. In addition, a party, including an employee or a contractor, who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data. Some of our proprietary data is maintained in secured cloud services that may also be subject to security breach, including by employees of the cloud services provider. Such disclosure of confidential or proprietary data could materially harm our intellectual property position, adversely affect third party’s confidential and proprietary information and therefore subject us to significant financial and legal exposures and could materially harm our operations and even cause our business to cease.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business.

Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While, to our knowledge, we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption to our programs and could materially harm our operations and even cause our business to cease. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, which may expose sensitive data to unauthorized persons. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our therapeutic candidates could be delayed.

Our business and operations would suffer if our information technology systems or infrastructure or data, or our vendors’ or partners’, are or were compromised.

We, our vendors and our partners collect, store, use, transmit, disclose, or otherwise process, or Process, proprietary, confidential, and sensitive data, including personal data of our employees, clinical trial patients, and others, intellectual property and trade secrets. We, our vendors and our partners rely on information technology systems, including those provided by third-party service providers, to keep financial records, capture laboratory data, maintain clinical trial data and corporate records, communicate with staff and external parties and operate other critical functions. Our ability to monitor our vendors’ and partners’ information security practices is limited, and these third parties may not have adequate information security measures in place. Our information technology systems, and those of our vendors’ and partners’, are vulnerable to a variety of evolving threats from various sources, including traditional computer hackers, personnel (such as through theft or misuse), threat actors, sophisticated nation states, and nation-state-supported actors. These threats include but are not limited to social-engineering attacks, malicious code (such as viruses), malware, denial-of-service attacks, ransomware attacks, supply-chain attacks, server malfunctions, software or hardware failures, or other disruptive events including but not limited to natural disasters. The effects of the COVID-19 pandemic have intensified our dependence on information technology systems as many of our business activities are currently being conducted remotely and our increased reliance on personnel working from home could increase our cybersecurity risk. If we or our vendors or partners were to suffer a security breach or other interruption, we could experience unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or our vendors and partners (including personally identifiable information or personal data). Although we have implemented security measures designed to protect against security breaches and other incidents and maintain offsite back-ups of our data, such measures may fail. Security breaches, vulnerabilities, and other inappropriate access can be difficult to detect because such threats and techniques change frequently and are often sophisticated in nature. If we or our vendors and partners experience (or are perceived to have experienced) a security breach or other incident or disruption, we may experience adverse consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on Processing data (including clinical trial data), litigation, indemnification obligations, loss of data (including clinical trial data) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attended consequences may interrupt our clinical trials, reduce demand for our product candidates, and delay or negatively impact the development and commercialization of our product candidates and ability to grow and operate our business. Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Moreover, failure to maintain effective internal accounting controls related to data security in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

We are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We, our vendors and our partners Process proprietary, confidential, and sensitive data, including personal data, data we collect about trial participants in connection with clinical trials, sensitive third-party data, trade secrets, intellectual property, and other sensitive data. We and our vendors and partners may be subject to numerous data privacy and security obligations, such as various federal, state, local and foreign data laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the Processing of personal data by us and on our behalf. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal data apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Additionally, laws in all 50 states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA, which will take effect in most material respects on January 1, 2023, significantly modifies the CCPA, potentially resulting in further uncertainty. Other U.S. states have enacted or proposed data privacy laws. An increasing number of foreign data protection laws may also apply to health-related and other personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation, or EU GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 and the regulations promulgated thereunder, or the PPL, including the Israeli Privacy Protection Regulations (Data Security) 2017, imposing obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the PPL may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational security measures. Failure to comply with the PPL and with guidelines issued by the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Furthermore, many jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). Existing mechanisms that may facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR regulates transfers of personal data subject to the EU GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. In addition, the United Kingdom similarly restricts transfers of personal data outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we could experience material adverse effects. Our obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our practices and to those of any third parties that Process personal data on our behalf. In addition, these obligations may require us to change our business model. Compliance with privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure or perceived failure by us or our collaborators to comply with U.S. and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, bans on Processing personal data, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with privacy or security obligations or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

If we fail to comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

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

We have applied for patents covering proteins, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We have issued patents and pending patent applications that are related to our product candidates in the U.S., Europe, and other territories. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek or that they will not be challenged. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early-stage pipeline and various business considerations, we may be required to seek patent protection at a very early-stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished, may cause us to spend significant resources in areas that due to these previously filed patents or applications we are not able to obtain patent protection or are only able to obtain a narrower scope of protection than contemplated.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and other jurisdictions which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings also may result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect all our intellectual property or prevent others from designing their products in a way to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize product candidates and expose us to unexpected competition that could have a material adverse impact on our business.

Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future and increase the uncertainties and costs surrounding the prosecution of patent applications, and the enforcement or defense of our issued patents. Such changes could diminish the value of our patents and applications, thereby impairing our ability to protect our product candidates, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, on the grounds that it failed to satisfy the written description requirement found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit called into question the validity of numerous existing patents. The U.S. Supreme Court declined to hear an appeal of the Federal Circuit’s ruling, effectively changing the landscape for antibody patents for the foreseeable future. In the current IP environment in the U.S., we may not be able to obtain or defend broad patent protection on our antibody inventions.

Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent protection.

The process of obtaining patents for inventions that cover our products is uncertain for a number of reasons, including but not limited to:

•
the patenting of inventions involves complex legal issues relating to intellectual property laws, prosecution and enforcement of patent claims across a number or patent jurisdictions, many of which have not yet been settled;

•
legislative and judicial changes, or changes in the examination guidelines of governmental patent offices may negatively affect our ability to obtain patent claims to certain biological molecules- and/or use of certain therapeutic targets;

•
if we are not the first to file a patent application on one of our inventions, we may not be able to obtain a patent on our invention, and may not be able to protect one or more of our therapeutic product candidates;

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

•	publication of data on gene products or proteins by non-commercial and commercial entities may hinder our ability to obtain sufficiently broad patent claims for our inventions;

•	even if we succeed in obtaining patent protection, such protection may not be sufficient to prevent third parties from circumventing our patent claims;

•	even if we succeed in obtaining patent protection, we may face freedom to operate issues;

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

•
we might fail to demonstrate a unique technical feature for our antibodies as compared to existing prior art, in which case our claims might be rejected by the respective patent office, requiring superiority over prior art.

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

In selecting a drug target or a therapeutic product candidate for development, we take into account, among other considerations, the existence of third-party intellectual property rights that may hinder our right to develop and commercialize that product candidate. To our knowledge, third parties, including our competitors, have been filing patent applications covering an increasing portion of the human proteome or antibodies directed thereto. As a result of the existence of third-party intellectual property rights, we may be further required to:

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

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement or opposition proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. In this respect, in October 2020, two parties filed oppositions in the EPO requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036. We responded to this opposition in March 2021 and are awaiting a decision on this matter by the EPO. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement, misappropriation or other intellectual property litigation, any award of monetary damages we receive may not be commercially valuable. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on our share price. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Increased progress in our scientific and technological environment may reduce our chances of obtaining a patent.

In order to obtain a patent to protect one of our therapeutic product candidates, we must show that the underlying invention (that is, the product candidate itself or its use) is inventive. As an increasing amount of scientific knowledge is becoming available regarding genes, proteins, biological mechanisms, and the relevance of the genes and proteins to various clinical indications, the bar is increasingly raised to show sufficient inventiveness, as inventiveness is judged against all publicly available information available prior to filing of the patent application (the exact date may vary by country or due to other circumstances). As an increasing amount of scientific knowledge is becoming available for various proteins and their potential use as drug targets, with time we may be limited or may not be able to obtain patents for our product candidates due to the increased information published in this area.. Our own published patent applications and other publications also serve as prior art against our new inventions and patent applications and may prevent us from obtaining new patents.

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

We may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed confidential information of former employers, competitors or other third-parties. We may be further subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates, resulting, among others, in disputes regarding ownership interest in our patents or other intellectual property. Although we have implemented reasonable measures to ensure that our employees and consultants do not use the intellectual property of others in their work for us, we may become subject to claims that we caused an employee or consultant to breach, among others, the terms of his or her non-competition, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged proprietary information of a former employer, competitor or other third-party.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could distract the attention of our management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could deprive our rights in such technologies or features that are essential to our investigational products, if such technologies or features are found to incorporate or be derived from the proprietary information of third-parties and prohibit us from using them. Moreover, any such litigation may adversely affect our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property. To the extent that we fail to obtain such assignments, or such assignments do not contain a self-executing assignment of intellectual property rights, or such assignments are breached, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

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

•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we may own or that we license may not provide us with any competitive advantage;

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

In addition to seeking patent protection for some of our technology and investigational products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a security breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We further seek to protect our potential trade secrets and proprietary know-how by entering into non-disclosure and confidentiality agreements with any third parties who are given access to them, including our collaborators, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information or assign our inventions to third parties, which may be difficult to trace, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.

If we are unable to adequately protect our proprietary know-how and trade secrets, competitors may be able to develop technologies and resulting discoveries and inventions that are identical, similar to or better than our own discoveries and inventions, which could materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

Risks Related to Operations in Israel

Conditions in the Middle East and in Israel may adversely affect our operations.

Our headquarters and research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a downturn in the economic or financial condition in Israel; and

•	a full or partial mobilization of the reserve forces of the Israeli army.

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan and has entered into several normalization agreements in 2020 with the United Arab Emirates, Bahrain, Sudan and Morocco, Israel has no peace or arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. Israel is further engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip), which in some occasions resulted in missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel.

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

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company.

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

Furthermore, our Company’s insurance does not cover any loss arising of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained or that it will sufficiently cover our damages.

Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the U.S. dollar and the NIS, which may have a material adverse effect on our financial condition. In 2021, the U.S. dollar depreciated against the NIS by 3.3%, in 2020 by 7.0% and in 2019 by 7.8%. As a result of these fluctuations, our NIS denominated expenses were affected.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation, which increased significantly during 2021, has adversely affected us by increasing the costs of materials and labor needed to operate our business and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We may not be entitled to certain Israeli tax benefits.

In the future, we may be entitled to benefit from certain Israeli government programs and enjoy certain tax benefits, particularly tax exemptions, resulting from the ‘Benefiting Enterprise’ status, or Benefiting Enterprise, granted to us under the Israel Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of these tax benefits, however, is subject to us meeting certain conditions under the Investment Law, including making specified investments in fixed assets and equipment. The tax benefits that we anticipate receiving under the “Benefiting Enterprise” program may not be continued in the future at their current levels or at all. To date, we have not actually received any such tax benefits because we have not yet generated any taxable income.

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

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders and may limit the price that investors may be willing to pay in the future for our ordinary shares.

We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of a portion of our research and development expenditures. Even following full repayment of any IIA grants, and unless agreed otherwise by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the R&D Law with respect to technologies which were financed by such grants, or the Financed Know-How, including an obligation for repayment of such grants from sales of products based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses - The Israel Innovation Authority.”

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Exchange Act, applicable to U.S. public companies, including:

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

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association, as amended from time to time, or Articles, and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of interested party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our Ordinary Shares

Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

If our existing shareholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2021, we had a total of 86,433,432 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, and our 2021 Employee Share Purchase Plan, or ESPP, as of December 31, 2021, 8,591,403 ordinary shares that are either subject to outstanding options or reserved for future issuance under our 2010 Plan and ESPP were eligible for sale in the public market, subject to, in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. In addition, as of December 31, 2021, we had 297,469 warrants outstanding exercisable into 297,469 ordinary shares. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders will experience additional dilution and, as a result, our share price may decline.

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

During the calendar year 2021, our closing share price on Nasdaq has ranged from a low of $4.09 to a high of $13.77 and trading volume is volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global macroeconomic developments;

•	clinical data disclosed by us or our competitors;

•	massive sell of our shares by a large shareholder;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	our ability (or lack thereof) to disclose key discoveries or developments due to competitive concerns or need to secure our intellectual property position;

•	achievement or denial of regulatory approvals by us or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	trends in share price of companies in our field or industry;

•	announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	developments concerning material proprietary rights, including material patents;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	changes in the structure of healthcare payment systems;

•	delay or failure by us or our partners in initiating, completing or analyzing preclinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in estimates by securities analysts;

•	changes in senior management or the board of directors or changes in the size or structure of the company;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations;

•	our ability (or lack thereof) to show and accurately predict revenues; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

For U.S. federal income tax purposes, we generally will be classified as a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on the basis of a weighted quarterly average) of our total assets for the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and certain rents and royalties (excluding rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. However, because the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretation, we cannot provide any assurance regarding our PFIC status for the past, current or any future taxable years. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are a PFIC for any taxable year during which a U.S. shareholder holds our shares, U.S. investors may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, the addition of interest charges on certain taxes treated as deferred and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF, or, in some circumstances, a “mark to market” election. However, there is no assurance that we will provide the information required by the IRS in order to enable U.S. holders to make the QEF election. Moreover, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. shareholders, see “Item 10.E. Taxation - Certain Material U.S. Federal Income Tax Considerations”.

If we are a controlled foreign corporation, there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s ‘‘Subpart F income,’’ global intangible low taxed income, and investment of earnings in U.S. property, by the CFC, regardless of whether we make any distributions. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. We cannot provide any assurance that we will assist investors in determining whether we or any of our future non-U.S. subsidiaries are treated as a CFC or furnish to any U.S. holder the information required to comply with the reporting and tax-paying obligations discussed above. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Internal Revenue Code of 1986, as amended, or, the Code) who owns (directly or indirectly) 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. Because our group includes at least one U.S. subsidiary (Compugen USA, Inc.), those changes to the attribution rules may cause any non-U.S. subsidiaries that we form or acquire in the future to be treated as controlled foreign corporations.

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

As of December 31, 2021, our net operating loss, or NOL, carryforwards or other tax attributes of our U.S. subsidiary, Compugen USA, Inc., had a federal net operating loss, or NOL, balance of $4.8 million. This NOL carryforward could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Under the Tax Act as modified by the Coronavirus Aid, Relief, and Economic Security Act, Compugen USA, Inc.’s federal NOLs incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs in the tax years beginning after December 31, 2020, may be limited.

In addition, under Section 382 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income or taxes may be limited. It is possible that Compugen USA, Inc. has in the past undergone, and in the future may undergo, ownership changes that could result in additional limitations on its NOLs.

Consequently, Compugen USA, Inc. may not be able to utilize a material portion of its NOLs and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Shareholder activism can negatively affect our business.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose to involve themselves in the governance, strategic direction and operations of a company. We encountered such activism prior to our 2017 annual general shareholders’ meeting, when we received a formal request from an individual private shareholder, holding approximately 1.3% of the Company’s voting rights at that time, to add to the agenda of the meeting the proposed appointment of two new director candidates, both of whom were not recommended by management. This proposal was rejected by the shareholders at the meeting. Shareholder activism, including potential proxy contests, divert our management’s and board of directors’ attention and resources from our business, could give rise to perceived uncertainties as to our future direction and could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel for positions in both management and on the board level and to raise funds. If nominees advanced by activist shareholders are elected or appointed to our board of directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets. Also, we may be required to incur significant expenses including legal fees related to activist shareholder matters. Further, our share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

General Risks

Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues. In addition to the topics typically considered in such assessments, in the healthcare industry, issues of the public’s ability to access a company’s medicines are of particular importance.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

ITEM 4.          INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is Compugen Ltd. We were incorporated on February 10, 1993, as an Israeli corporation and operate under the Israeli Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder, or the Companies Law. Our principal offices are located at 26 Harokmim Street, Holon 5885849, Israel, and our telephone number is +972-3-765-8585. Our web address is www.cgen.com. Information contained on our website does not constitute a part of this Annual Report. The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Neither such internet addresses are a part of this Annual Report.

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 395 Oyster Point Blvd., Suite 307 South San Francisco, CA 94080, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2021, 2020 and 2019, our capital expenditures were $0.4 million, $0.1 million and $0.2 million, respectively. As of December 31, 2021, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Compugen’s innovative immuno-oncology pipeline consists of four clinical stage programs, targeting immune checkpoints Compugen discovered computationally, COM701, COM902, bapotulimab (formerly known as BAY1905254) and AZD2936. The Company’s lead product candidate, COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 clinical trials in dual, and triple combinations under clinical collaboration with Bristol Myers Squibb. COM902 is a potential best-in-class therapeutic antibody targeting TIGIT, developed internally and is undergoing a Phase 1 trial to evaluate it in patients with advanced malignancies as a monotherapy and in combination with COM701. Bapotulimab, an antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement, is also in Phase 1 trials in patients with advanced solid tumors. AZD2936 is a novel anti-TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from Compugen’s COM902 program and is developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is in Phase 1/2 trial in patients with advanced or metastatic non-small cell lung cancer. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serve as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

The Company is headquartered in Holon, Israel. Its clinical development activities are headed from our U.S. site in South San Francisco, California.

Our Strategy

Compugen aims to transform patient lives by developing first-in-class therapeutics in the field of cancer immunotherapy based on our computational target discovery capabilities. Our pipeline strategy for the development of first-in-class cancer immunotherapies is differentiated in the competitive landscape of immuno-oncology. It is based on novel targets and biological pathways discovered by our proprietary predictive computational discovery capabilities and on robust scientific rationale that we use to guide our drug development process. Our pipeline strategy consists of the following:

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

In our therapeutic pipeline, our most advanced programs are:

•
COM701 is our lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggests that the PVRIG pathway is parallel and complementary to TIGIT, an immune checkpoint discovered computationally by us in 2009. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. In certain tumors, the blockade of both TIGIT and PVRIG may be required to stimulate an antitumor immune response, with or without additional PD-1 pathway blockade. Phase 1 trials for COM701 were initiated in September 2018 and are currently conducted under the collaboration with Bristol Myers Squibb (except for the COM701 and COM902 combination trial). See below additional information regarding Bristol Myers Squibb Collaboration.

•
COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint. COM902 blocks the interaction of TIGIT with PVR, its ligand. Our preclinical data suggests that in certain tumor indications the blockage of both TIGIT and PVRIG, two coinhibitory arms of the DNAM-1 axis, may be required to stimulate an anti-tumor immune response with or without the blockade of the PD-1 pathway. Phase 1 trials for COM902 were initiated in March 2020 to evaluate it as a monotherapy in patients with advanced malignancies who have exhausted all available standard therapies.

•
Bapotulimab (formerly known as BAY1905254) is targeting ILDR2, a new immune checkpoint identified by us, that is being developed by Bayer pursuant to a research and discovery collaboration and license agreement signed in 2013. Bayer initiated its Phase 1 trial in patients with solid tumors in September 2018, which triggered a milestone payment of $7.8 million.

•
AZD2936 is a novel TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902 and is developed pursuant to the exclusive license agreement with AstraZeneca. AstraZeneca initiated its Phase 1/2 trial in patients with advanced or metastatic non-small cell lung cancer in September 2021, which triggered a milestone payment of $6.0 million to us.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represents a significant commercial market. Sales of therapies targeting immune checkpoints registered approximately $36 billion worldwide in 2021. Industry analysts estimate that the cancer immunotherapy market has a significant growth potential and annual sales’ projections of some of $144 billion by 2025.

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

Compugen’s discovery strategy is focused on the discovery of drug targets addressing mechanisms of immune resistance and consequently may provide new cancer immunotherapies for patients non-responsive to current cancer therapies.

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

Pathway expression and preclinical data

COM701 is a potentially first-in-class humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. In addition, COM701 combined with antagonist anti-PD-1 antibodies has demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, indicating an intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

PVRIG and TIGIT constitute parallel immune checkpoint pathways that interact with DNAM-1, a costimulatory molecule on T cells and NK cells. Preclinical data for COM701 suggest that PVRIG may be a dominant checkpoint pathway in diverse patient populations with tumors that express elevated PVRL2, the ligand of PVRIG, as compared to expression of PVR, the ligand of TIGIT. This includes patients with breast, endometrial, and ovarian cancers. In addition, expression studies showed that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as those noted above, as well as lung, kidney, colorectal and head & neck cancers. In these tumors the blockade of both TIGIT and PVRIG may be required to stimulate an anti-tumor immune response, with or without additional PD-1 pathway blockade. COM701 is in a Phase 1 clinical trial in patients with advanced solid tumors, to evaluate in monotherapy, combination therapy with a PD-1 inhibitor and combination therapy with PD-1 inhibitor and TIGIT inhibitor.

Clinical Development - Bristol Myers Squibb Collaboration

In October 2018, we entered into the MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo®. In February 2020, the MCTC was amended to include a Phase 1/2 clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. In February 2021, the MCTC was further amended to include an expansion of the Phase 1 combination trial designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors and in November 2021 the MCTC was amended again to, among other things, establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. Bristol Myers Squibb supplies Opdivo® for the dual combination portions of the trials in accordance with our collaboration through the completion of the expansion arms of the trial, as specified below, and supplies both Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207, for the triple combination trial in accordance with our collaboration, at no cost.

COM701 Clinical Programs

In September 2018, we dosed our first patient in the Phase 1 clinical trial of COM701.

A schema of the trial, patient population, key trial objectives and biomarker strategy are summarized in the chart below:

Phase 1 Arm A of the trial evaluated the safety and tolerability and preliminary antitumor activity of COM701 monotherapy. We completed the enrollment to both the dose escalation and expansion cohorts.

The patient population enrolled in the dose escalation was all comers and included patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

To evaluate the long-term safety and efficacy of COM701 monotherapy, following the completion of the COM701 monotherapy dose-escalation, we initiated a monotherapy expansion cohorts trial with the enrollment of patients with relapsed or refractory disease and such tumor types that have been selected based on the preclinical data demonstrating a high expression of PVRIG and PVRL2 and based on emerging clinical data from the dose-escalation cohorts of the trial. The indications for the monotherapy expansion cohorts were ovarian, breast, endometrial, colorectal and NSCLC.

In November 2019 we presented initial clinical data from the COM701 monotherapy dose escalation study at the 34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC 2019), demonstrating that COM701 is well-tolerated through 10 mg/kg IV Q3 weeks with no dose-limiting toxicities observed. Furthermore, data showed preliminary signs of anti-tumor activity in heavily pretreated patient population (with a median of seven prior anticancer therapies (range of 2-15)), with best timepoint response of stable disease (SD)/disease control rate reported in 9 of 13 patients (69%) and with 5 of 6 patients (83%) with CRC microsatellite stable status, with best timepoint response of stable disease.

Phase 1 Arm B of the trial evaluates the safety and tolerability and preliminary antitumor activity of COM701 in combination with a PD-1 inhibitor. A patient population with the same eligibility criteria as enrolled for the dose escalation cohorts in Arm A was enrolled for this part of the trial and enrollment was completed during 2020.

In June 2021, we announced that the first patient in the combination expansion cohort of this Phase 1 Arm B clinical has been dosed. The indications for the combination therapy expansion cohort, ovarian, breast, endometrial and colorectal cancers were selected based on preclinical biomarker assessments and based on emerging clinical data from the dose-escalation cohorts of the trial.

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

Data highlights from the Phase 1 dose escalation studies as of the data cutoff of December 14, 2020 included:

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
•
A patient with anal squamous cell carcinoma with confirmed SD as reported at American Association for Cancer Research (AACR) 2020, had in the cutoff date confirmed CR and remains on treatment at 79 weeks. This patient progressed on Opdivo® prior to enrolling in our study.

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

Data highlights from the monotherapy expansion cohort as of the data cutoff of December 14, 2020 included:

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

In June 2021 we presented updated results from our ongoing Phase 1 study of COM701 as a monotherapy, and in combination with Opdivo® (nivolumab) in an oral presentation at the ASCO 2021 Annual Meeting.

Data highlights as of the data cutoff of April 15, 2021 included:

COM701 and Opdivo® combination arm dose escalation:

•
In 15 evaluable patients, COM701 in combination with Opdivo® was well-tolerated with no reported dose-limiting toxicities up to the fifth and final dose cohort of COM701 20 mg/kg and Opdivo® 480 mg, both IV Q4 weeks.

•	The disease control rate (DCR) was 66.7% (N=10) with best responses of complete response (CR) 6.7% (N=1), partial response (PR) 6.7% (N=1) and stable disease (SD) 53.3% (N=8).
•
Previously reported patient with anal squamous cell carcinoma with confirmed CR remains on treatment at 96 weeks (22 months). This patient had three prior lines of therapy and enrolled within one month after progression on Opdivo® monotherapy.

•	Previously reported patient with renal cell carcinoma with best response of SD remains on treatment at 75 weeks.
•	A patient with microsatellite stable (MSS)-colorectal cancer with durable confirmed partial response previously reported at AACR 2020 remained on study treatment for 44 weeks.

COM701 monotherapy arm:

•
Overall 36 patients enrolled. 16 patients, all comers in dose escalation and 20 patients in dose expansion; four patients of each: endometrial cancer, NSCLC, ovarian cancer, breast cancer and colorectal cancer (MSS).

•	The disease control rate (DCR) was 47.2% (N=17) with best responses of partial response (PR) 2.7% (N=1) and stable disease (SD) 44.4% (N=16).
•
Previously reported patient with primary peritoneal cancer (platinum resistant, MSS) with confirmed PR remains on study treatment at 79 weeks (18 months). Patient had three prior lines of standard-of-care treatment.
- Archival pre-treatment biopsy data revealed the patient was PD-L1 negative, with PVRL2 expression on tumor and endothelial cells, with an immune desert phenotype (i.e, no immune cells detected prior to treatment).
- Peripheral blood assessment showed immune activation as measured by immune cell proliferation and IFNγ induction prior to tumor shrinkage.

Demonstrated durable antitumor activity in extensively pretreated population of both arms together:

•	Durable responses to treatment (CR, PR or SD ≥ 6 months) in 10/51 (19%) patients.
•	Best responses of CR, PR, or SD were observed in 11/21 (52%) patients with prior treatment refractory disease.
•	Best response of CR, PR or SD were observed in 13/18 (72%) patients with prior treatment with immune checkpoint inhibitors.

Preliminary biomarker results demonstrate immune activation with COM701 treatment:

•	Peripheral pharmacodynamic changes were measured via immune cell proliferation and cytokine levels in peripheral blood before and on treatment.
•
After one treatment cycle, patients treated with COM701 monotherapy showed a trend of increased proliferation of effector memory CD8+ T cells (average change 87%), an immune cell population that expresses high level of PVRIG and are critical in driving anti-tumor immunity. Similar results were observed in the combination arm.

•
Proliferation of NK-T cells, an immune cell population that expresses high level of PVRIG and plays a role in antitumor activity, increased significantly one day after COM701 monotherapy treatment, with a similar trend observed in the combination arm.

•
Levels of IFNγ, a cytokine which plays a key role in antitumor immunity, were upregulated following combination treatment of COM701 with Opdivo®, with a dose response trend with increasing doses of COM701, suggesting the observed activity is derived from the combination treatment and not Opdivo® alone.

•	Anti-tumor activity was observed in PD-L1 low, PVRL2 positive patients, suggesting COM701 treatment may drive anti-tumor immunity even in patients with less inflamed tumor microenvironment.

Phase 1/2 trial is designed to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and BMS-986207. The trial is designed to evaluate a safe and tolerable dose of the combination during dose escalation and antitumor activity in selected tumor types in the expansion cohorts (ovarian cancer, endometrial cancer, head and neck and a biomarker-driven arm of tumor types with high expression of PVRL2). Dose levels for Opdivo® and BMS-986207 combinations have already been determined through prior testing by Bristol Myers Squibb, allowing for dose escalation of COM701 with fixed doses of Opdivo® and BMS‑986207.

In July 2021 we dosed the first patient in this trial and we are currently enrolling patients.

In November 2021 we presented preliminary results from our ongoing Phase 1/2 triple combination dose escalation study at the 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC).

Key findings presented as of the data cutoff of September 3, 2021 included:

•
The study enrolled 13 patients with a variety of advanced solid tumors cancers (all comers) who have exhausted all available standard treatments. All the patients received escalating doses of COM701 in combination with fixed doses of nivolumab and BMS-986207.

•	The study population was heavily pretreated with a median of 10 prior therapies, with a minimum of 1 and maximum of 19.
•	The combination was well tolerated with no dose limiting toxicity and a favorable safety and toxicity profile.
•	COM701 20 mg/kg was selected as the recommended dose for expansion in combination with nivolumab and BMS-986207 (both at 480 mg) with all the study drugs administered IV Q4W.
•
Translational assessment of peripheral blood from all patients showed a positive pharmacodynamic activation of the immune system following treatment, including increased T and NK cell activation, memory T cell proliferation and IFNγ induction, which is supportive of immune activation following triplet blockade.

•	Best responses of stable disease were reported in 3 patients, one patient with prostate cancer remains on study beyond 100 days of treatment.

Phase 1 Combination of COM902 with COM701 – For details please see information below under the header “COM902 - a therapeutic antibody targeting TIGIT”.

•	COM902 - a therapeutic antibody targeting TIGIT

Pathway expression and preclinical data

COM902, a high affinity, fully human and a potentially best-in-class antibody targeting TIGIT, an immune checkpoint is developed by us. COM902 was shown to have superior binding affinity to T cells with similar and or greater in vitro function compared to several clinical anti-TIGIT antibodies. COM902 is a mouse-cross reactive Ab and inhibited tumor growth and increased survival when combined with anti-PVRIG or anti-PD-L1 antibodies in in-vivo studies. Preclinical data demonstrated that TIGIT inhibition, either alone or in combination with other checkpoint inhibitors, can enhance T cell activation and increase anti-tumor immune responses. In pre-clinical studies, parallel inhibition of TIGIT and PVRIG, two coinhibitory arms of the DNAM-1 axis, resulted in synergistic effects on effector T cell function and tumor growth inhibition in various model systems that can be further increased with the addition of PD-1 blockade. Based on preclinical data these combinations may be clinically important for enhancing anti-tumor immune response and expanding the patient population responsive to checkpoint inhibition.

We discovered TIGIT in 2009 with our immune checkpoint computational discovery capabilities through which PVRIG was also discovered. The TIGIT discovery was published by us in October 2009 in the Proceedings of the National Academy of Sciences (PNAS).

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

Clinical Development

In March 2020, we dosed our first patient in the Phase 1 clinical trial of COM902.

A schema of the trial, patient population and key trial objectives are summarized in the chart below:

COM902 Clinical Programs

COM902 Clinical Program

Phase 1 – Monotherapy

Monotherapy Dose Escalation	Monotherapy Cohort Expansion, COM902 RDFE
Advanced malignancies who exhausted all available treatment options (n=18)	Patients with advanced solid malignancies including patients with multiple myeloma (n=10)
Data presented at SITC, Nov 2021	Enrolling patients

Phase 1 – Combination with COM701

Dual Combination Evaluation for Safety/Tolerability COM902 + COM701 (both at RDFE)	Dual Combination Cohort Expansion COM902 + COM701 (both at RDFE)
All comers (progressed on SOC)	HNSCC , NSCLC, CRC (MSS) n=20 per arm
First patient dosed Q3 '21	First patient dosed Q4 '21

Study Objectives

Safety & Tolerability

PK/PD

Preliminary anti-tumor activity

RDFE: Recommended dose for expansion

Phase 1 Monotherapy trial evaluates the safety and tolerability of COM902 in patients with advanced malignancies through sequential dose escalations. The patient population enrolled to the dose escalation cohort is all comers and includes patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

We completed the monotherapy dose escalation trial, and we are enrolling patients to the expansion cohort.

In November 2021 we presented preliminary results from Phase 1 dose escalation combination dose escalation study at the 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC).

Data highlights as of the data cutoff of September 3, 2021 included:

•	The study enrolled 18 patients with advanced solid tumors who exhausted all available standard therapies.
•	The study population was heavily pretreated with the median number of prior therapies was 7, with a minimum of 2 and maximum of 16.
•
COM902 administered IV Q3W was well tolerated with a favorable safety profile. A maximum tolerated dose of COM902 was not reached.
      o    One patient in the 0.01 mg/kg dose cohort reported a dose limiting toxicity (DLT) of Grade 2 vomiting, and one patient in the 1 mg/kg dose cohort had a DLT of Grade 3 atrial fibrillation; these were assessed by the investigator as possibly related to study treatment with COM902.
      o    No DLTs were reported at any other COM902 doses including higher doses (3 mg/kg, 10 mg/kg).

•	COM902 3 mg/kg IV Q3W has been selected as the recommended dose for expansion.
•	Best response of stable disease (SD) was reported in 9 patients (50%), with 6 patients (67%) having confirmed SD and 3 patients (17%) with SD of at least 6 months.
•	No depletion of major lymphocyte populations expressing TIGIT (NK, CD4 and CD8 T cells) in the peripheral blood analysis.

Phase 1 Combination of COM902 with COM701 is designed to assess the safety, tolerability and preliminary antitumor activity of COM902 in combination with COM701 in patients with advanced malignancies during dose escalation and in selected tumor types in the expansion cohorts (colorectal cancer, non-small cell lung cancer and head and neck). We are now enrolling to the expansion cohorts of this combination study.

•	Bapotulimab (formerly known as BAY1905254) – a therapeutic antibody targeting CGEN-15001T/ILDR2

Bapotulimab (formerly known as BAY1905254, an antibody to ILDR2 (formerly CGEN-15001T), a novel immune checkpoint target discovered by Compugen, was developed with Bayer pursuant to a research and discovery collaboration and license agreement signed in August 2013. See “Business Strategy and Partnerships - Bayer Collaboration” below. Studies testing the immune function of ILDR2 demonstrated inhibitory effects on T cells consistent with it being an immune checkpoint ligand. ILDR2 appears to have a unique mechanism of action relative to other immune checkpoints currently being targeted in clinical testing. ILDR2 is expressed in lymph nodes, suggesting that bapotulimab exerts its effects on immune cell priming rather than on directly enhancing immune cell killing effects in the tumor microenvironment.

In April 2018, Bayer disclosed bapotulimab (formerly known as BAY1905254) a human/monkey/mouse cross-reactive antibody blocking the immunosuppressive activity of ILDR2. Bapotulimab has exhibited anti-tumor activity as a monotherapy in various mouse models and was also shown to have additive anti-tumor effects in combination with other cancer therapy approaches, indicating the possibility for multiple combination uses in cancer immunotherapy.

Bapotulimab is currently being evaluated in a Phase 1 expansion trial in combination with Keytruda, in head and neck cancer that has returned or is discovered to be metastatic and is expressing PDL1 to evaluate the combination treatment.

•	AZD2936 - a therapeutic TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902

AZD2936 is a novel TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902 being developed by AstraZeneca pursuant to an exclusive license between us and AstraZeneca.

In March 2018, we entered into an exclusive license agreement with AstraZeneca, pursuant to which, we granted to AstraZeneca an exclusive license to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT.

AZD2936 is currently being evaluated by AstraZeneca in a Phase 1/2 trial in patients with advanced or metastatic non-small cell lung cancer.

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

We are using three approaches in our biomarker strategy. We are computationally analyzing omics data to identify tumor indications in which the pathway of our target is elevated. This analysis is thereafter validated experimentally, and the validated data is used for indication selection for our clinical trials. We used this approach for COM701 to select the tumor types for inclusion in our cohort expansion studies. Such antitumor activity further supports our biomarker-informed approach and predictive discovery capabilities.

The second part of our biomarker strategy is the identification of biomarkers for future patient selection. In this approach we are using different technologies and methodologies on both biopsies, liquid biopsies, and blood samples. The different technologies include immunohistochemistry, transcriptomic and proteomic analysis. In the immunohistochemistry analysis, we are currently evaluating the correlation between the expression of the PVRIG pathway with clinical response. The additional technologies utilized are for other exploratory biomarker identification approaches.

Thirdly, we have a pharmacodynamic biomarker approach where we measure immune modulation induced by COM701 and combinations in peripheral and tumor patient samples obtained before and during treatment. In this analysis we measure both protein and sequence analytics, such as cytokine analysis, immune phenotyping, proteomic changes, transcriptomics analysis, and TCR clonality.

Early-Stage Pipeline

Immuno-oncology represents a paradigm shift in the treatment of cancer, and biological drugs blocking immune checkpoint targets have already resulted in long-term patient survival in certain cancer types. Despite their potential, current checkpoint inhibitors are limited to a few targets and are only effective in certain patients and in certain cancers. We believe that the identification of new drug targets and new biological pathways has the potential to broaden the reach of cancer immunotherapies to more types of cancers and many more patients

Our early-stage programs were discovered using our discovery capabilities and consists of drug targets with the potential to address mechanisms of immune resistance and consequently may provide new cancer immunotherapies for patients non-responsive to current cancer therapies. These early-stage programs are addressing a range of mechanisms of immune resistance, including myeloid biology with an aim to provide new cancer immunotherapies for patients non-responsive to current cancer therapies.

Our Predictive Computational Discovery Approach

Our target discovery is a predictive, proprietary computational process that we initiate based on a clinical need. The unmet clinical need and the therapeutic strategy dictate the target discovery approach, the appropriate tools and most relevant data to be employed. We have developed predictive drug target discovery capabilities that leverage the power of computational modeling, guided by our scientific expertise and extensive public and proprietary datasets, to identify novel drug targets and new biological pathways towards the development of new cancer immunotherapy treatments. Our multi-omics data analysis is designed to identify first-in-class drug target candidates, which are generally difficult to identify using traditional experimental approaches. We believe that our computational approach integrated with robust experimental validation is a key differentiator from others employing computational discovery approaches.

Our broadly applicable predictive drug target discovery capabilities employ a suite of cloud-based computational solutions and purpose-built algorithms to sort through both public and proprietary datasets encompassing genomics, transcriptomics, and proteomics data. From these massive datasets, our platforms analyze characteristics, such as gene structure, protein domains, predicted cellular localization, expression pattern, as well as other characteristics to identify potential druggable targets and predict their biological functions. Over the past decade, we have continued to refine our analysis by incorporating new public and in-house experimental data. While our initial focus is on discovering novel immune checkpoints, we are also working to identify myeloid targets contributing to the immunosuppressive tumor microenvironment as well as pathways driving drug resistance.

We have demonstrated the applicability of our discovery approach in computationally identifying multiple in-silico targets, including PVRIG, TIGIT and ILDR2, which now serve as the targets for therapeutic antibodies currently being evaluated in the clinic by us and others. The antibodies designed to block these targets – COM701, COM902 and bapotulimab (formerly known as BAY1905254) (together with AZD2936, a novel anti-TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902 and developed by AstraZeneca) are being tested in Phase 1 studies.

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our product candidates in our pipeline at both early and later stages of development. Through these collaborations we seek to create, further develop and commercialize therapeutic product candidates directed to our novel drug targets. Such collaborations or other types of partnering arrangements might include one or more of our therapeutic pipeline programs, including our novel early-stage candidates, as well as our clinical candidates COM701 and COM902. Additionally, our discovery capabilities are designed to allow for research and discovery collaborations aimed at harnessing our capabilities towards a potential partner’s pipeline needs. Potential revenue sources in line with this business model could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to retain higher share from future sales revenues.

Bayer Collaboration

On August 5, 2013, we entered into a collaboration with Bayer, or the Bayer Collaboration, for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators, CGEN 15001T/ILDR2 and CGEN 15022.

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we are eligible to receive an aggregate of over $250 million in potential milestone payments for bapotulimab (formerly known as BAY1905254) (an antibody against CGEN 15001T/ILDR2), not including aggregate milestone payments of approximately $23 million received to date. Additionally, we are eligible to receive mid-to-high single digit royalties on global net sales of any approved products under the collaboration.

In 2014, we achieved the first and second preclinical milestones and in 2015 we achieved the third preclinical milestone with respect to bapotulimab. Pursuant to the terms of the Bayer Collaboration, this program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from us. In September 2018, the program achieved the fourth milestone, following the dosing of the first patient in the Phase 1 clinical trial of bapotulimab.

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

As part of the amended MCTC, it was agreed that we will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination. However, on February 19, 2021, such MCTC was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where we are responsible for and sponsor the expansion cohort and Bristol Myers Squibb provides Opdivo® at no cost to us for this study. The amendment also revised the exclusivity period granted to Bristol Myers Squibb to include a specific date for termination of the exclusivity period, so that it ends at the earlier of (i) six months after the study completion of the triple combination and the dual combination; or (ii) December 31, 2023.

In November 2021 the MCTC was further amended to, among other things, establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration.

Ownership of, and global commercial rights to, COM701 remain solely with us under the MCTC (subject to the rights granted to Bristol Myers Squibb). If we wish to license the right to commercialize COM701 in any territory during the time prior to the end of the exclusivity period specified above, we must first negotiate with Bristol Myers Squibb for a period of three months, or the Negotiation Period, to grant an exclusive license to develop and commercialize COM701 in that territory. If we and Bristol Myers Squibb do not reach an agreement for an exclusive license within the Negotiation Period, then Bristol Myers Squibb will have no further first negotiation rights, and we will be free to license COM701 (subject to all other rights afforded to Bristol Myers Squibb under the MCTC) to other parties, in such territory. After the expiration of the exclusivity period specified above, we are free to license COM701 without any further obligation to Bristol Myers Squibb.

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

Subject to termination rights for breach, bankruptcy or a material safety issue or clinical hold, the term of the MCTC will continue in effect until completion by all centers or institutions participating in the combination studies above, the delivery of study data to both parties and the completion of any then agreed upon protocol(s), statistical analysis and bioanalysis plan. In the event a third-party merges with or acquires us, we are free to assign or transfer the Agreement without the consent of Bristol Myers Squibb.

In conjunction with the signing of the MCTC in October 2018, Bristol Myers Squibb made a $12 million investment in us, purchasing 2,424,243 of our ordinary shares at a purchase price of $4.95 per share. The share price represented a 33% premium over the average closing price of our ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement.

In conjunction with the signing the amendment to the MCTC in November 2021, Bristol Myers Squibb made a $20 million investment in us, purchasing 2,332,815 of our ordinary shares at a purchase price of $8.57333 per share. The share price represented a 33% premium over the closing price of our ordinary shares on the last trading day immediately prior to the execution of the securities purchase agreement.

Please see “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources.”

AstraZeneca License

In March 2018, we entered into an exclusive license agreement with AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the license agreement, we granted an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed AZD2936, a novel TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021.We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone and $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 trial evaluating AZD2936). If additional products are developed, additional milestones and royalties would be due to us for each product. We retained all other rights to our entire pipeline of programs as monotherapies and in combination with other products.

Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last Royalty Term in the Territory, each as defined in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

Main Academic Collaboration

We also advance our pipeline through academic collaborations with leading researchers and key opinion leaders in the field of immuno-oncology. Our current main academic collaboration is with Johns Hopkins University, School of Medicine.

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

In May 2021, we announced an expansion to our research collaboration with Johns Hopkins University to include studies investigating the biology of a specific novel myeloid target that was computationally-discovered by us, with initial preclinical studies demonstrating the potential of this target to serve as a novel myeloid immunomodulator, with significant tumor growth inhibition observed upon genetic deletion in in-vivo studies.

The research program is expected to explore the biological function and mechanism of this novel target, which is expressed on myeloid cells and macrophages in various cancers. The expanded research plan is intended to further evaluate and validate the role of the target in various tumors.

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by the rapid evolution of new technologies and the adoption of new therapies. Additionally, the oncology therapeutic space, and in particular the immuno-oncology or cancer immunotherapy subsector, represents the therapeutic area with, what we believe to be one of the highest industry focus and investment. In addition, in recent years, computational approaches and systems are being integrated into multiple life science aspects, including the formation of new companies focusing on computational drug target discovery. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, computational discovery and development companies, academic and research institutions, newly founded companies and governmental and other publicly funded agencies.

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms but address the same drug target or unmet clinical need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or cell therapies for oncology diseases. Specifically, in the field of immune checkpoints and myeloid drug targets for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we have discovered. For example, there are a significant number of anti-TIGIT antibodies that are currently in advanced clinical studies such as tiragolumab by Roche, vibostolumab by Merck, ociperlimab by Beigene, domvanalimab and AB308 by Arcus, BMS-986207 by Bristol Myers Squibb, and others at earlier stages in development. In addition, GSK/Surface Oncology are developing the PVRIG targeting antibody GSK4381562 (formerly SRF813) and Junshi Biosciences lists an anti-PVRIG antibody (JS009) and a TIGITxPVRIG bispecific (JS209) in its pipeline. If approved, such cancer immunotherapy products would compete with our product candidates for commercialization or approved products in the respective fields. If in development stage, such cancer immunotherapy products would compete with our product candidates for entering into strategic partnerships with pharmaceutical and biotechnology companies which form the basis of our business model.

Our discovery program depends, in large part, on our discovery capabilities and other capabilities and our proprietary data to make inventions and establish intellectual property rights in protein-based products, including proteins and antibodies. There are additional companies exploring computational approaches and systems for drug target discovery and number of other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our predictive computational discovery capabilities, provide us with a competitive advantage in predicting new protein functions and linking proteins to specific diseases, and as a result, predicting new drug targets. We believe that this advantage is made possible by building an infrastructure for predictive discovery based on the integration of scientific understanding and predictive models as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling such data analysis approaches, and who over time discovered three drug targets that are now in clinical studies and have generated dozens of peer reviewed publications of certain of our findings and capabilities in scientific journals.

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

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery capabilities, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 1, 2022, we had a total of 50 issued and allowed patents, of which 15 are U.S. patents, 10 are European patents and additional 25 patents in other territories. Our issued and allowed patents expire between 2028 and 2037. As of February 1, 2022, we had over 179 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2021 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

In October 2020, two parties filed oppositions in the EPO requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036. We responded to this opposition in March 2021 and are awaiting a decision on this matter by the EPO.

Manufacturing

We currently rely on contract manufacturers or our collaborative partners to produce and control materials, drug substances and drug products required for our research and development activities. We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our therapeutic drug candidates. We do not have, and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on CMOs, advisors and third-party contractors to generate formulations and produce small scale and larger scale amounts of GLP, cGMP clinical and commercial drug substance and the drug product required for our clinical trials for the foreseeable future. We also contract with CMOs and third-party contractors for the labeling, packaging, storage and distribution of investigational drug products.

We entered into agreements with certain CMOs for the manufacturing and respective analytics of COM701 and COM902. Our manufacturing strategy is currently structured to support the current clinical development of COM701 and COM902. Although we believe the general manufacturing strategy developed for the United States will be applicable in other geographies, specific strategies for other geographies will be developed as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Dependence on Third Parties - We rely and expect to continue to rely completely on third parties to manufacture and supply preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.”

Government Regulation

Regulation of Therapeutic Product Candidates

In the United States, the FDA regulates pharmaceutical and biologic products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, other statutes and regulations and implementing regulations. We anticipate that our product candidates will be regulated as biologics. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies in compliance with the FDA’s GLP or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with GCPs to establish the safety and efficacy of the product for its intended use;

•	submission of annual reports to regulatory authorities;

•	submission to the FDA of a biologics license application, or BLA;

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

If a product receives regulatory approval, the approval will be limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a company to conduct post-approval testing and clinical trials, to further assess a product’s safety and effectiveness after BLA approval and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized including Risk Evaluation and Mitigation Strategy (REMS) programs to ensure that the benefits of a product outweigh its risks.

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. There are remaining judicial, executive branch and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect through 2031, unless additional congressional action is taken. However, pursuant to COVID-19 pandemic relief legislation, these Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries, presidential executive orders and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles.

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

Regulation of Products Developed with the Support of Research and Development Grants

For a discussion of regulations governing products developed with research and development grants from the Government of Israel, see “Item 5. Operating and Financial Review and Prospects - C. - Research and Development, Patents and Licenses - The Israel Innovation Authority.”

C. ORGANIZATIONAL STRUCTURE

We were incorporated under the laws of the State of Israel on February 10, 1993, as Compugen Ltd., which is both our legal and commercial name. Compugen USA, Inc., our wholly owned subsidiary, was incorporated in Delaware in March 1997 and is qualified to do business in California.

D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to new facilities in Holon, Israel where we leased an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse. Following the exercise of our first option, we lease 30,140 square feet under that lease that expires on March 14, 2026 (with an option to extend the lease for additional five-year period). In addition, Compugen USA, Inc. currently leases 3,360 square feet of office space in South San Francisco, California, under a lease that expires on September 30, 2022.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2021, and with any other financial data included elsewhere in this Annual Report.

Background

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Compugen’s innovative immuno-oncology pipeline consists of four clinical stage programs, targeting immune checkpoints Compugen discovered computationally, COM701, COM902, bapotulimab (formerly known as BAY1905254) and AZD2936. The Company’s lead product candidate, COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 clinical studies in dual, and triple combinations under clinical collaboration with Bristol Myers Squibb. COM902, a potential best-in-class, is a therapeutic antibody targeting TIGIT, developed internally and is undergoing a Phase 1 trial to evaluate it in patients with advanced malignancies as a monotherapy and in combination with COM701. Bapotulimab, an antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement, is also in Phase 1 studies in patients with advanced solid tumors. AZD2936 is a novel anti-TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from Compugen’s COM902 program and is developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is in Phase 1/2 trial in patients with advanced or metastatic non-small cell lung cancer. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serve as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

The Company is headquartered in Holon, Israel. Its clinical development activities are headed from our U.S. site in South San Francisco, California.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2021, we had an accumulated deficit of $422.1 million. We expect to continue to incur net losses for the foreseeable future.

While our predictive computational discovery capabilities have potentially broad applicability and is not limited to a certain indication or therapeutic field, we focus our predictive computational discovery efforts on the discovery of novel drug targets and new biological pathways towards the development of new therapeutic antibodies for cancer immunotherapy, a significant unmet medical need for cancer patients. We have discovered three new targets through computational prediction which are being clinically evaluated with four different product candidates, supporting the power and validity of our computational capabilities.

In 2013 we entered into our first collaboration based on novel targets identified by us. Under the collaboration with Bayer, or the Bayer Collaboration, we jointly worked with Bayer on the preclinical development of bapotulimab. Over the years, we have significantly increased our research activities in the field of immuno-oncology to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. In 2018, we entered into two agreements with leading pharmaceutical companies - an MCTC with Bristol Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for the development of bi-specific and multi-specific antibody products derived from our COM902. We also engage in collaborations with a leading academic research center in the United States to advance our research and development efforts. We incurred net losses of approximately $27.3 million in 2019, approximately $29.7 million in 2020 and approximately $34.2 million in 2021. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. Our business model primarily involves establishing collaborations for our novel targets and related therapeutic product candidates at various stages of research and development providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to continue to be our major operating expense in 2022, expected to account for approximately 80% of our expected total 2022 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are expected to increase by approximately 55% in 2022 compared to 2021 reflecting the planned expansions of our clinical trials.

We believe that we have sufficient cash and cash equivalents and short-term bank deposits in order to sustain our operations into 2024, at the current level of annual expenditures. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Years Ended December 31, 2021 and 2020

Revenues. Revenues for the year ended December 31, 2021, were $6.0 million, compared with $2.0 million in the comparable period of 2020. The revenues for 2021 reflect a $6.0 million clinical milestone from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2021, the Company had approximately $0.7 million in cost of revenues compared with approximately $0.1 million cost of revenues in the comparable period of 2020. Cost of revenues for the year ended December 31, 2021, represents milestone and royalty payments in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2021 increased by 26% and totaled approximately $28.7 million compared with approximately $22.8 million in 2020. The increase is mainly due to higher expenses associated with our various clinical studies, preclinical and CMC activities and headcount related as our U.S. based clinical team continues to grow to support the expansion of our various studies. Research and development expenses, as a percentage of total operating expenses, were 71% in 2021 compared to 68% in 2020.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.8 million in 2021 compared with approximately $0.9 million in 2020. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2021 compared to 3% in 2020.

General and Administrative Expenses. General and administrative expenses during 2021 increased by 11% and totaled approximately $10.9 million in 2021 compared with approximately $9.8 million in 2020. The increase during 2021 was attributed mostly to increased D&O insurance premium costs (that effected our industry) and non-cash stock option related expenses. General and administrative expenses, as a percentage of total operating expenses, were 27% in 2021 compared to 29% 2020.

Financial Income (loss), Net. Financial and other income decreased to approximately $0.9 million in 2021 from approximately $1.8 million in 2020. The decrease is attributed mainly to decreased interest income due to lower interest rates in the market and lower level of cash and deposits balances.

Years Ended December 31, 2020 and 2019

Revenues. Revenues for the year ended December 31, 2020, were $2.0 million, compared with $0 million in the comparable period of 2019. The revenues for 2020 reflect a $2.0 million preclinical milestone from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2020, the Company had $60 thousands in cost of revenues compared with no cost of revenues in the comparable period of 2019. Cost of revenues for the year ended December 31, 2020, represents royalty expenses to the IIA in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2020 increased by 15% and totaled approximately $22.8 million compared with approximately $19.8 million in 2019. The increase is mainly due to increases in expenses associated with our various Phase 1 clinical studies, COM701 and COM902 manufacturing, other CMC activities and IP expenses, offset by the cost reduction measures taken by the Company in 2019. Research and development expenses, as a percentage of total operating expenses, were 68% in 2020 compared to 69% in 2019.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.9 million in 2020 compared with approximately $0.7 million in 2019. Marketing and business development expenses, as a percentage of total operating expenses, were 3% in 2020 compared to 2% in 2019.

General and Administrative Expenses. General and administrative expenses during 2020 increased by 17% and totaled approximately $9.8 million in 2020 compared with approximately $8.4 million in 2019. The increase during 2020 was attributed mostly to headcount related expenses and increased D&O insurance premium costs (that effected the overall industry). General and administrative expenses, as a percentage of total operating expenses, were 29% in 2020 and in 2019.

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

The corporate tax rate in Israel was 23% in 2021, 2020 and 2019.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law, or Amendment 73, was published. According to Amendment 73, a Preferred Enterprise located in development area A will be subject, under certain conditions, to a tax rate of 7.5% instead of 9% effective from January 1, 2017, and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%). Amendment 73 also prescribes special tax tracks for Technological Enterprises, which are subject to regulations issued by the Minister of Finance on May 16, 2017.

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

As of December 31, 2021, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $369.8 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2021, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $4.8 million. Approximately $3.8 million of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2023 and 2032.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Public Offering of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On May 25, 2018, we entered into a Controlled Equity OfferingSM Sales Agreement, or the ATM Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, as sales agent, pursuant to which we could offer and sell, from time to time through Cantor, Compugen ordinary shares having an aggregate offering price of up to $25 million. As of December 31, 2019, the Company sold 7,245,268 ordinary shares through the ATM Sales Agreement for an aggregate purchase price of approximately $23.7 million and the ATM Sales Agreement was terminated.

Registered Direct Offering

On June 14, 2018, we entered into a definitive securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC, in connection with a registered direct offering which resulted in the issuance of 5,316,457 of our ordinary shares at a purchase price of $3.95 per share. In connection with the issuance of the ordinary shares, we also issued warrants to purchase up to approximately 4.3 million additional ordinary shares. The warrants have an exercise price of $4.74 per share and have a term of five years from the date of issuance. Gross proceeds from the sale of the ordinary shares were approximately $21 million, before deducting placement agent discounts and commissions and offering expenses paid by us.

During 2020, the Company issued and sold 3,866,139 ordinary shares underlying 3,866,139 warrants (with proceeds of approximately $18.3 million). During 2021, the Company issued and sold 89,557 ordinary shares underlying 89,557 warrants (with proceeds of approximately $0.4 million). As of December 31, 2021, 297,469 warrants remained outstanding.

Shelf Registration Statement

On July 30, 2020, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $350 million. Under this Form F-3 we also registered up to 749,104 ordinary shares underlying the warrants issued in our registered direct offering in June 2018. This registration statement was declared effective by the SEC on August 7, 2020. 362,078 ordinary shares underlying the warrants issued in such registered direct offering were sold in 2020 and 89,557 ordinary shares underlying the warrants issued in such registered direct offering were sold in 2021 and as of February 15, 2022, 297,469 ordinary shares underlying the warrants are still outstanding. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Securities Purchase Agreement

Bristol Myers Squibb Securities Purchase Agreement

On November 10, 2021, the Company and Bristol Myers Squibb entered into a securities purchase agreement pursuant to which Bristol Myers Squibb made a $20 million investment in Compugen comprised of the purchase of 2,332,815 ordinary shares of Compugen at $8.57333 per share, which represented a 33% premium over the closing price of our ordinary shares on the last trading day immediately prior to the execution of this agreement. This investment is in addition to Bristol Myers Squibb’s $12 million investment that took place in October 2018.

License Agreement

AstraZeneca License Agreement

On March 30, 2018, the Company and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on the Company's monospecific antibodies that bind to TIGIT, including COM902, pursuant to which the Company received an upfront payment of $10 million and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. In December 2020 and September 2021, the program achieved a preclinical milestone and clinical milestone, respectively and accordingly we accrued an additional $2 and $6 million, respectively, out of the said $200 million.

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

Capital Resources

In 2021, our primary sources of cash were:

•	cash at hand;

•	proceeds from Bristol Myers Squibb’s 2021 investment in us; and

•	proceeds from AstraZeneca in connection with its 2021 milestone payment.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2022 will include cash held in our bank accounts and may include proceeds generated from agreements with collaborators and other third parties with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares as a result of exercise of options, warrants and shares pursuant to our employee share purchase plan and/or from financing transactions.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $27.9 million in 2019, approximately $28.3 million in 2020 and approximately $22.8 million in 2021. Decrease in net cash used in 2021 compared to 2020 is mainly due to the $2 million and $6 million AstraZeneca milestone payments, both collected in 2021, and the $5M BMS participation in R&D expenses, offset by an increase in operating expenses, mainly expenses associated with our Phase 1 studies, preclinical activities, headcount related expenses and increased D&O insurance premium.

Net Cash Provided by (used in) Investing Activities

Net cash provided by investing activities was approximately $5.3 million in 2019 and approximately $6.6 million in 2021, compared with net cash used in investing activities of approximately $82.2 million in 2020. Changes in net cash during the years are affected by the level of cash in the Company over the years which are deposited or withdrawn from bank deposits based on the cash needs to fund our operating activities. During 2021 cash provided by investing activities was higher as a result of higher operating expenses than revenues and funds raised.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $25.9 million in 2019, approximately $108.5 million in 2020 and approximately $16.8 million in 2021. The principal source of cash provided by financing activities in 2021 were the Bristol Myers Squibb investment and proceeds received from stock based awards exercises and the principal source of cash provided by financing activities in 2020 were the proceeds received from the public offering and from options and warrants exercised.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2021, we had cash and cash equivalents and short-term bank deposits of approximately $117.0 million compared to approximately $123.8 million on December 31, 2020. We believe that our existing cash and cash equivalents, and short-term bank deposits will be sufficient to fund our operations over the next 12 months. We believe we will meet longer-term expected future cash requirements into 2024 in the event that the current level of annual expenditures will not significantly increase. We believe that our working capital is sufficient for our present requirements.

The table below summarizes our contractual obligations as of December 31, 2021 and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	3,045	895	1,390	760	-
Accrued Severance Pay, net(2)	552				552
Total	3,597	895	1,390	760	552

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

Although we have sufficient cash and cash equivalents and short-term bank deposits that we believe will enable us to fund our operations into 2024 at current annual expenditures, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations and from our ability to raise additional funds.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 70% of total operating expenses in 2021, 2020 and 2019. Our research and development expenses, net, were approximately $28.7 million in 2021, compared to approximately $22.8 million in 2020 and approximately $19.8 million in 2019. As of December 31, 2021, 51 of our employees were engaged in research and development on a full-time basis. This represents approximately 70% of our entire work force at that time.

We focus our efforts on the development of our discovery capabilities and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic product. Our pipeline programs continuously evaluate our computationally predicted drug target candidates and are advancing selected drug target programs into preclinical and clinical development of therapeutic products. We expect that in 2022 our research and development expenses will continue to be our major operating expense, representing approximately 80% of our total operating expenses.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal pipeline towards preclinical and clinical studies and to successfully enter into revenue-sharing partnering agreements with pharmaceutical companies with respect to such product candidates. In addition, we expect to continue to expand our discovery infrastructure and capabilities which provide us with the underlying engine for the discovery of promising drug targets for our pipeline as well as our clinical stage pipeline.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 7b to our 2021 consolidated financial statement. We have not applied for additional grants from the IIA for research and technological development since 2012.

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

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2021, we received grants from the IIA in the principal amount of approximately $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of approximately $1.8 million, along with the accumulated LIBOR interest to date of approximately $4.0 million, totaled to approximately $9.5 million as of December 31, 2021.

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits, or DAAT Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, and in two MAGNETON programs, for which it received from the IIA approximately $0.5 million. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to 600% of the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to 300% of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How.

At the end of 2021, the publication of the LIBOR ceased and alternative interests were applied throughout the worldwide economy, including the SOFR interest. As of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this Annual Report, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information – D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.”

D. TREND INFORMATION

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, subject to such limitation, we did identify certain trends that may have an effect on us, some of which are as specified below, and as covered in the risk factors set forth under “Item 3. Key Information - D. Risk Factors”.

Access to funds

Should we need to secure additional sources of liquidity, we believe that we could finance our needs through the issuance of equity securities. However, we cannot guarantee that we will be able to obtain financing through the issuance of equity securities on reasonable terms. As of recently, the COVID-19 pandemic, including government actions implemented as a result thereof, has caused a negative impact on the outlook for the global economy and created significant volatility and disruption of financial markets. An extended period of economic disruption, including a continued market downfall, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

Exchange rate

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The devaluation of the U.S. dollar against the NIS was 3.3%, 7.0% and 7.8% in 2021, 2020 and 2019, respectively. For example, for the year ended December 31, 2021, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.5 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $1.2 million.

Interest rate

A significant portion of our cash and cash equivalents is invested in bank deposits and bear interest. The Company’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce the Company’s financial income and net loss. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets and the price of our shares. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Trend towards biologics

Biologics including monoclonal antibodies represent one of the fastest growing segments in the drug industry, making up 18% of FDA approved drugs in 2021. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, antibody fragments) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval ofcell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. The availability of such new technologies and approaches to address drug targets may increase the differentiation and attractiveness of our novel therapeutic candidates.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements and other financial information appearing in this Annual Report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to share-based payments, deferred participation in research and development expenses, revenue recognition, and research and development expenses.

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

We selected the Black-Scholes-Merthon option pricing model as the most appropriate method for estimating the fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

This model evaluates the options as if there is a single exercise point, and thus considers expected option life (expected term). The input factored in this model is constant for the entire expected life of the option.

The determination of the grant date fair value is affected by estimates and assumptions regarding a number of complex and subjective variables, including the expected term of the options, the expected volatility of our share price over the expected term, risk-free interest rates and expected dividends. The computation of expected volatility is based on historical volatility of our shares. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the options. We determined the expected life of the options based on historical experience, representing the period of time that options granted are expected to be outstanding.

Share-based compensation expense recognized under ASC 718 was approximately $4.3 million, $2.8 million and $2.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenue Recognition

Our revenues are generated mainly from collaborative and license agreements. In the agreements, revenues are typically derived mainly from upfront payment and contingent payments related to milestone achievements.

The Company recognizes revenue in accordance with ASC 606 - “Revenue from Contracts with Customers”.

As such, the Company analyzes its collaborative and license agreements to assess whether they are within the scope of ASC 606. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, we satisfy a performance obligation.

The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration will only be included in the transaction price when it is not considered constrained. We use assumptions to determine the standalone selling price of each performance obligation identified in the contract. We then allocate the total transaction price to each performance obligation based on the estimated standalone selling prices of each performance obligation. We recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

After contract inception, the transaction price is reassessed at every period end and updated for changes such as resolution of uncertain events. Any change in the transaction price is allocated to the performance obligations on the same basis as at contract inception.

In December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone and in September 2021 such program achieved clinical milestone and in connection with such milestones, we recognized revenues in an amount of $2 million and $6 million, in the years 2020 and 2021, respectively, in accordance with the criteria prescribed under ASC 606. See Note 2 to our 2021 consolidated financial statements.

Research and Development Expenses

Research and development costs are charged to the statement of comprehensive loss as incurred.

The Company accrues costs for pre-clinical and clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations or other pre-clinical or clinical trial vendors that perform the activities. In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are deferred and capitalized, even when there is no alternative future use for the research and development, until related goods or services are provided. Payments made in advance of the performance of the related services are recorded as prepaid expenses until the services are rendered.

The portion of the Bristol Myers Squibb $12.0 million investment in 2018 over the fair market value of the shares issued in the amount of approximately $4.1 million and the portion of the Bristol Myers Squibb $20.0 million investment in 2018 over the fair market value of the shares issued in the amount of $5.0 million were considered as deferred participation of Bristol Myers Squibb in research and development expenses which is amortized over the period of the clinical trial based on the progress in the research and development, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b to our 2021 consolidated financial statements.

Amortization of participation in research and development expenses for the years ended December 31, 2021 and 2020 were approximately $1.3 million and $0.8 million, respectively.

Recent Accounting Pronouncements

See Note 2t to our 2021 consolidated financial statement.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 15, 2022:

Name	Age	Positions
Paul Sekhri(3)	63	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	55	President and Chief Executive Officer, Director
Jean-Pierre Bizzari, M.D.(4)	67	Director
Gilead Halevy(2)	55	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	54	Director
Eran Perry(1)(2)	51	Director
Sanford (Sandy) Zweifach(1)(2)(3)	65	Director (Chairman of the Compensation Committee)
Ari Krashin	49	Chief Financial Officer and Chief Operating Officer
Henry Adewoye, MD	57	Senior Vice President and Chief Medical Officer
Oliver Froescheis, Ph.D.	56	Senior Vice President, Corporate and Business Development
Zurit Levine, Ph.D.	54	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	51	Senior Vice President and Senior Advisor, Computational Discovery
Eran Ophir, Ph.D.	44	Vice President, Research and Drug Discovery

____________________

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee

(3)	Member of our Nomination and Corporate Governance Committee

(4)	Dr. Jean-Pierre Bizzari is expected to retire form the board of directors of the Company effective March 1, 2022.

Paul Sekhri joined Compugen’s board of directors as its Chairman in October 2017. Mr. Sekhri serves as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., BiomX Inc., and Spring Discovery and Chairman of the Board of Directors of Pharming N.V. and of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of the Knights, and a member of Boards of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s board of directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag is a member of the Board of Directors of Pyxis Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a member of the Bio-Convergence Initiative of the Israel Academy of Sciences and Humanities.

Dr. Jean-Pierre Bizzari joined Compugen’s board of directors in September 2018. Dr. Bizzari is a world-renowned oncology expert who brings to Compugen over 35 years of broad experience in oncology drug development. Dr. Bizzari served as Executive Vice President and Global Head of Oncology at Celgene Corporation, responsible for Celgene’s clinical development and operations-statistics teams across the United States, Europe and Asia/Japan where he oversaw the development and approval of leading oncology products, including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he was chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to Celgene, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis (formerly Rhône-Poulenc, Rhône-Poulenc Rorer and Aventis) where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). Dr. Bizzari is a member of the Scientific Advisory Board of the French National Cancer Institute, and a member of the board of the European Organization for Research and Treatment of Cancer and Chairman of the New Drug Advisory Committee. He also serves on the boards of Halozyme Therapeutics, Onxeo, Oxford BioTherapeutics, Nordic Nanovector and Transgene. Dr. Bizzari received his medical degree from the Nice Medical School and has trained at the Pitié-Salpêtrière Hospital in Paris, The Ontario Institute for Cancer Research, and The McGill Rosalind and Morris Goodman Cancer Research Centre (formerly the McGill Cancer Center) in Montreal, Canada.

Gilead Halevy joined Compugen’s board of directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Brand Industries Ltd. (TASE), Iskoor Finance Ltd., Carmel Wineries; Continuity Software Ltd. and a director of S. AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined Compugen’s board of directors in June 2018. Dr. Livnat Savitzky currently serves as a managing partner at Team8 and Director at Team8 Health, Partner 1 GP Ltd. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: FutuRx and several of its portfolio companies, Ramot (TTO of Tel-Aviv University), Nutritional Growth Solutions, DreaMed Diabetes and Biomica. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Eran Perry joined Compugen’s board of directors in July 2019. Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, ICD Pharma, Seanergy Dermatology, Follicle Pharma and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s board of directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as a member of the leadership team of Palladio Biosciences and Janpix, Inc. both are subsidiaries of Centessa Pharmaceuticals Limited, Executive Chairman of the Board of Directors of Kaerus Bioscience, Chairman of the Board of Directors of Carisma Therapeutics, Inc., Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Ari Krashin joined Compugen in 2014 as Chief Financial Officer and in 2016 was appointed also as Chief Operating Officer. Mr. Krashin has over 15 years of experience in capital markets, finance and business development. He served as a chief financial officer for both public and private companies the most recent being AnyClip Media and Spacenet Inc. From 2000 to 2013, Mr. Krashin also served in various financial positions at Gilat Satellite Networks (NASDAQ: GILT), including his last position as chief financial officer, where he led the company’s global finance and related operations, including business development, M&A activities, investor relations and administration. Mr. Krashin is a certified public accountant and began his professional career with Kesselman and Kesselman, PWC, Israel. Mr. Krashin holds a B.A. in Business Administration and Accounting from the College of Management, Rishon Le’Zion.

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

Zurit Levine, Ph.D. was appointed as Senior Vice President, Technology Innovation in 2018, responsible for leading and advancing the Company’s computational innovation towards new discovery fields and areas. In this capacity, Dr. Levine is also responsible for the Company’s IP strategy and portfolio. Dr. Levine joined Compugen in 1999 and has held several positions in Compugen’s Research & Development department. In 2004, she was appointed Director of Therapeutic Selection & Validation, which position she held until 2007 when she was appointed Director of Therapeutic Discovery. In 2009, she was appointed Executive Director of Research & Development. From January 2010 to August 2011, she held the position of Vice President, Research and Development. In August 2011 she was appointed Vice President, Research and Discovery. Dr. Levine holds a B.Sc. in Biology, a M.Sc. in Biochemistry and a Ph.D. in Biochemistry, all from the Tel Aviv University, Israel.

Yaron Turpaz, Ph.D. joined Compugen in November 2019 as Senior Vice President and Senior Advisor, Computational Discovery. Dr. Turpaz has over 15 years of experience in the fields of research and development informatics, data sciences and technology in the biotech and pharma space with hands-on experience using cloud based high throughput computational, machine learning and genomics platforms for drug discovery and development applications in precision medicine. In his extensive pharma and biotech career, he held senior R&D Informatics roles at Human Longevity, AstraZeneca, Eli Lilly and Affymetrix. Dr. Turpaz continues to lead data science and technology at Global Gene Corp. and serve as Chief Information Officer and Senior Advisor at Engine Biosciences. Dr. Turpaz received a B.Sc. in Biology from Tel Aviv University, a Ph.D. in Bioengineering from the University of Illinois and an MBA from the University of Chicago, Booth School of Business. He also held an Adjunct Assistant Professor position at the Centre for Quantitative Medicine of Duke-National University of Singapore, Graduate Medical School.

Eran Ophir, Ph.D. joined Compugen in 2015 and was appointed Vice President, of Research and Drug Discovery in March 2020. In his role, Dr. Ophir is responsible for Compugen’s research and drug discovery activities, overseeing the research into the biology of Compugen’s computationally discovered targets and therapeutic lead antibody identification and selection. Dr. Ophir brings significant expertise in immunology and immuno-oncology from his research work at the Weizmann Institute of Science and the Ludwig Institute for Cancer Research in Lausanne, Switzerland. Dr. Ophir joined Compugen’s immuno-oncology group as a senior scientist and has since held various positions in the Research and Development department, with increasing responsibilities. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2021, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management) was approximately $5.7 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2021, we granted to our Directors and Senior Management listed in Item 6.A a total of 550,000 options to purchase ordinary shares. These options are exercisable at an average exercise price of $6.45 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2021, there were a total of 4,111,124 outstanding options to purchase ordinary shares that were held by our Directors and Senior Management listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	498,266	333,362	469,679	1,301,307
Dr. Henry Adewoye Senior Vice President and Chief Medical Officer	400,000	160,690	276,178	836,868
Ari Krashin Chief Financial and Operating Officer	315,770	209,604	240,812	766,186
Dr. Oliver Froescheis Senior Vice President, Corporate and Business Development	370,000	77,238	219,111	666,349
Dr. Zurit Levine Senior VP, Technology Innovations	204,322	129,862	144,554	478,738

1)	All Covered Office Holders listed in the table were full-time officers of the Company in 2021.

2)
Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at an exchange rate of NIS 3.2302= $1.00, which reflects the average conversion rate for 2021, or the Representative Rate.

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

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021, with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2m to our 2021 consolidated financial statements set forth elsewhere in this report.

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

Approvals Required for Office Holders Terms of Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2021.

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

Compensation for Office Holders who are Directors or Chief Executive Officers. The Terms of Office and Employment of directors, other than directors who serve as chief executive officers and/or who possess a controlling interest in a company, require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as it complies with the compensation policy. With respect to our president and chief executive officer, who is also a director, or with respect to any chief executive officer who is not a director (to the extent applicable in the future), further approval of the shareholders by the Special Majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in compliance with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of chief executive officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former chief executive officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company’s compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in compliance with the terms set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

Variable Compensation and Annual Cash Bonuses of Office Holders. The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries, which should take into consideration the applicable Office Holder’s contribution to the company. With respect to Office Holders who are not directors or chief executive officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria. Our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, provided, however, that with respect to (i) our Office Holders who are not directors nor our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria above the rate of 20%, up to 50% and with respect to our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria for up to three (3) monthly base salaries. Further, the annual cash bonus of each of our Office Holders who is not a director is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such Office Holder of his responsibilities. In the case of our Office Holders, other than the chief executive officer, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the compensation committee and board of directors, while the bonus terms for our chief executive officer generally require the additional approval by our shareholders. For each fiscal year, our board of directors determines the maximum target bonus for each of our Office Holders, including our chief executive officer.

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

Compensation to the Company’s Chairman of the Board of Directors, a Non-Executive Director

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

Grant of Options to Purchase Ordinary Shares: In connection with his appointment as the Chairman of the Board, we issued to Mr. Sekhri an initial grant of options to purchase 500,000 ordinary shares. These options were issued pursuant to the terms and conditions applicable to options granted under the Company’s 2010 Option Plan. Such grant vested over a four-year period as follows: twenty five percent (25%) vested on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% vested each quarter thereafter for the next 36 months. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the Company’s 2010 Option Plan. The acceleration provisions applicable to options granted to other non-executive directors also apply to the options granted to Mr. Sekhri and all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination date.

At the 2020 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive chairman of the Board, shall be entitled to an annual option grant of 10,000 options to purchase Ordinary Shares each year, or Chairman’s Annual Option Grant, starting from 2020 and for each of the following years of service, similar to the terms of the Annual Option Grant to the other non-executive directors as specified above. The grant date for the 2020 Annual Option Grant was the day of the 2020 AGM (i.e., September 16, 2020) and the exercise price is the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such date.

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

Compensation to our President and Chief Executive Officer

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement (and in accordance with the approval of her updated compensation terms at the 2020 AGM), as the chief executive officer of the Company she is entitled to a gross monthly salary of NIS 134,125 (approximately $41,520 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

At the 2020 AGM, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2021, 2022 and 2023, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the compensation committee and board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s chief executive officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. Additionally, at the 2020 AGM, our shareholders approved an annual equity grant plan for Dr. Cohen-Dayag for each of the calendar years 2021, 2022 and 2023, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares, or Equity Framework, in each of these years, as shall be determined by the compensation committee and board of directors with respect to each such year. In order to align such grants (including the exercise price and vesting period) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2021, 2022 and 2023 on which the board of directors approves the respective year’s annual option grants to management Office Holders in such year.

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

All vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise period following the termination of her employment as the Company’s chief executive officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time). In addition to the foregoing, and not as part of the Equity Framework, Dr. Anat Cohen-Dayag will be entitled to participate in the ESPP or any other employee share purchase plan(s) that may be adopted by the Company from time to time until the end of 2023, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary.

In 2021 Dr. Cohen-Dayag was granted with 150,000 options, with an exercise price of $6.45, pursuant to the terms of the CEO’s three-year equity framework approved by our shareholders in 2020. As of December 31, 2021, Dr. Cohen-Dayag held options to purchase a total of 1,210,000 ordinary shares. Out of these outstanding options: (i) options to purchase 857,500 ordinary shares, with a weighted average exercise price of $5.64 per share, were exercisable as of December 31, 2021; and (ii) options to purchase 352,500 ordinary shares, with a weighted average exercise price of $8.23 per share, had not vested as of December 31, 2021. Of the unvested options on December 31, 2021, options to purchase 151,875 ordinary shares are expected to vest during 2022, options to purchase 97,500 ordinary shares are expected to vest during 2023 and options to purchase the remaining 103,125 ordinary shares are expected to vest during the period between January 1, 2024, and September 30, 2025. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee - E. Share Ownership - Share Ownership by Directors and Other Executive Officers.”

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

Insurance, Indemnification and Exemption

Our Office Holder’s Insurance. Our Articles provide that, subject to the provisions of the Companies Law, we may enter into contracts to insure the liabilities of our Office Holders for any liabilities or expenses incurred by or imposed upon them as a result of any act (or omission) carried out by them as our Office Holders, including with respect to any of the following:

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

In accordance with our Compensation Policy, approved by our shareholders at the 2020 AGM, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders with insurance coverage of up to $100 million and with such annual premium reflecting market terms and not having a substantial effect on our profitability, assets or obligations.

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

Indemnification letters, covering indemnification of those liabilities discussed above, were granted to each of our present Office Holders and were amended at the Company’s Annual General Meeting of Shareholders for 2021, held on September 2, 2021, or the 2021 AGM. The indemnification letters, as amended, seek to indemnify our Office Holders to the fullest extent permitted under the Companies Law, subject to the specific limitations specified therein.

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

Board of Directors

Our Articles provide that we may have no less than five nor more than fourteen directors. Currently our board of directors consists of seven members. Our directors are elected at the annual general meeting for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected or upon earlier termination in circumstanced referred to under the Companies Law or our Articles. Our directors may further be appointed by the board of director and in this case shall hold office until the end of the immediately following annual general meeting or upon earlier termination in circumstanced referred to under the Companies Law or our Articles.

On February 24, 2022, we announced that Dr. Jean-Pierre will retire from the board of directors of the Company effective March 1, 2022, and that effective that date Dr. Mathias Hukkelhoven, Ph.D. will join as a member of our board of directors.

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

Board of Directors Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix as of February 15, 2022
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4		1
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	2	3
Two or More Races or Ethnicities		1
LGBTQ+	1
Did Not Disclose Demographic Background	1

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

External Directors and Independent Directors Under the Companies Law

Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, or the Alleviation Regulations, we, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on the Nasdaq Global Market, may exempt ourselves from the requirement of having external directors on our board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee. On June 7, 2018, our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, since at that time (and since that time) we have not had a controlling shareholder and as we have been complying with the Nasdaq majority board independence requirement, and with the Nasdaq and SEC audit and compensation committee composition requirements, or the Opt Out Criteria. In accordance with this decision, we currently have no external directors on our board of directors.

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

Under the Companies Law, an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Market, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our chief executive officer, meets the ‘independent directors’ criteria under the Companies Law.

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

The audit committee composition requirements referred to under Section 115 of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors pursuant to the relief available under the Alleviation Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the U.S. Securities Law and Nasdaq Listing Rules described above.

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

The compensation committee composition requirements referred to under Section 118A of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors pursuant to the relief available under the Alleviation Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the Nasdaq majority board independence requirement and with US Securities Law and Nasdaq Listing Rules concerning the composition of the compensation committee.

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

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, there are two additional individuals who were Office Holders of the Company as of December 31, 2021.

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

Disclosure of Personal Interest of Controlling Shareholders and Approval of certain Transactions

The Companies Law extends the disclosure requirements applicable to an Office Holder to a ‘controlling shareholder’ in a public company. For this purpose, a ‘controlling shareholder’ is a shareholder who has the ability to direct the activities of a company, including a shareholder or a group of shareholders who together own 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty of fairness towards the company. The Companies Law does not describe the substance of such duty of fairness but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder’s position.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2021, 2020 and 2019 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2021	December 31, 2020	December 31, 2019
Research & Development	51	45	37
Administration, Accounting and Operations	21	21	23
Marketing and Business Development	1	2	1
Total	73	68	61

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in South San Francisco, California. On December 31, 2019, 54 of our employees were located in Israel and seven were located in the United States, on December 31, 2020, 58 of our employees were located in Israel, nine were located in the United States and 1 employee was located in Europe and on December 31, 2021, 58 of our employees were located in Israel, 12 were located in the United States and 3 employees were located in Europe.

We consider our relations with our employees to be satisfactory and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we are subject to certain labor related statutes and to certain provisions of expansion orders the Israeli Minister of the Economy has given to collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to our Israeli employees. These statutes and provisions and additional Israeli labor law provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the workday and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2l to our 2021 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 15, 2022, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 15, 2022. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 86,459,252 ordinary shares outstanding as of February 15, 2022.

Beneficial Owner	Amount Owned	Percent of Class

Anat Cohen-Dayag(1)	966,122	1.1%
All directors and executive officers as a group (13 persons)(2)	2,984,881	3.3%

___________________

(1)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 910,000 shares subject to options that are exercisable within 60 days after February 15, 2022, with a weighted average exercise price of $5.74 per share, and which expire between August 2022 and July 2030.

(2)
Includes (i) a total of 78,894 ordinary shares held by directors and executive officers, and (ii) a total of 2,905,987 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 15, 2022, with a weighted average exercise price of $5.16 per share and which expire between August 2022 and September 2030.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 8 to our 2021 consolidated financial statements.

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

As of December 31, 2021, options to purchase 6,976,104 ordinary shares at a weighted average exercise price of approximately $6.39 per share were outstanding (i.e., were granted but not canceled, expired nor exercised) under the 2010 Plan and 1,133,128 ordinary shares remained available for future grant under the 2010 Plan. Options to purchase 4,285,920 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2021, at a weighted average exercise price of approximately $4.94. As of December 31, 2021, outstanding options granted by the Company pursuant to the 2010 Plan expire between January 2022 and November 2031 (subject to terms of the plan).

Compugen 2021 Employee Share Purchase Plan

In November 2020, we adopted the Compugen Ltd. 2021 Employee Share Purchase Plan, or ESPP.

The ESPP currently applies to our employees and officers.

Pursuant to the ESPP, in each twelve (12) months period, there are two offering periods, comprised of six (6) months each (except for the first offering period under the ESPP which was for five (5) months only). Each eligible participant, has the right to contribute up to 15% of his or her monthly Compensation (as defined in the ESPP), in order to buy ordinary shares from us at a price per share equal with respect to each offering period, to 85% of the Fair Market Value of a share on the Entry Date or the Purchase Date (as such terms are defined in the ESPP), whichever is lower, until changed by the committee of the board administering the ESPP prior to the commencement of the enrollment process for such offering period. The maximum number of ordinary shares a Participant may purchase during any calendar year shall be that whole number of ordinary shares determined by dividing $40,000 by the Purchase Price.

The maximum number of shares that may be issued under the ESPP in the aggregate is 600,000.

As of December 31, 2021 (following issuance of shares in connection with offering periods already ended), there are 482,171 ordinary shares available for issuance under the ESPP.

Taxation of Equity Granted under our 2010 Plan and ESPP to Israeli Grantees

Our board of directors elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance) for the grant of equity under the 2010 Plan and ESPP to Israeli grantees who are eligible for grant under said Section 102 of the Tax Ordinance.

Pursuant to such election, and provided such eligible grantees comply with all the requirements of the “Capital Gains Track”, gains derived by them, arising from the sale of shares acquired pursuant to the ESPP or the exercise of options granted to them, will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, will also be considered part of a grantee’s regular salary and subject to such grantee’s regular tax rate applicable to such salary. As a result of the Company’s election in the “Capital Gains Track” under Section 102, the Company is not allowed to claim as an expense for tax purposes in Israel the amounts credited to the grantee as capital gains, although it is generally entitled to do so in respect of the salary income component (if any) of such grant, if any, when the related tax is paid by the grantee as long as the grantee complies with all the requirements of the “Capital Gains Track”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 15, 2022 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. As of February 15, 2022, there were a total of 37 holders of record of our ordinary shares, of which 21 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 9.98% of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 15, 2022.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Reporting Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	9,222,415	10.7%
Nikko Asset Management Americas, Inc.(3)	6,998,382	8.1%
Sumitomo Mitsui Trust Holdings, Inc.(4)	6,998,382	8.1%

•	ARK Investment Management LLC’s percentage of ownership has decreased from 20.42% as of December 31, 2020 to 10.7% as stated above.
•	Nikko Asset Management Americas, Inc.’s percentage of ownership has decreased from 8.40% as of December 31, 2020 to 8.1% as stated above.
•	Sumitomo Mitsui Trust Holdings, Inc.’s percentage of ownership has decreased from 8.40% as of December 31, 2020 to 8.1% as stated above.

(1)	Based upon 86,459,252 ordinary shares issued and outstanding as of February 15, 2022.

(2)
Based upon information provided by the shareholder in its Form 13G/A filed with the SEC on February 9, 2022. With respect to the ordinary shares reported in its Schedule 13G/A, ARK Investment Management LLC, or ARK, indicated as having (i) sole voting power with respect to 8,879,327 ordinary shares, (ii) shared voting power with respect to 210,870 ordinary shares, (iii) sole dispositive power with respect to 9,222,415 ordinary shares, and (iv) no shared dispositive power with respect to ordinary shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 9,222,415 ordinary shares. The address of the principal business office of ARK is 3 East 28th Street, 7th Floor, New York, NY 10016.

(3)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 14, 2022. With respect to the ordinary shares reported in the Schedule 13G/A, Nikko Asset Management Americas, Inc., or Nikko, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares, (ii) shared voting power with respect to 5,851,942 ordinary shares, and (iii) shared dispositive power with respect to 6,998,382 ordinary shares. Furthermore, in such filing Nikko indicated aggregate beneficial ownership of 6,998,382 ordinary shares. The address of the principal business office of Nikko is 605 Third Avenue, 38th Floor, New York, NY 10158.

(4)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 4, 2022. With respect to the ordinary shares reported in the Schedule 13G/A, Sumitomo Mitsui Trust Holdings, Inc., or Sumitomo, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares and (ii) shared voting power and dispositive power with respect to 6,998,382 ordinary shares. Furthermore, in such filing Sumitomo indicated aggregate beneficial ownership of 6,998,382 ordinary shares. The address of the principal business office of Sumitomo is 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” since January 1, 2021, we have not entered into any related party transaction.

Indemnification and Exemption Agreements

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Accordingly, we release our Office Holders from liability and indemnify them to the fullest extent permitted by law and provide them with letters of indemnification and exemption and release for this purpose, in the form most recently approved at our 2021 AGM. Under the letters of indemnification and exemption and release (i) our undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) is limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed the higher of the: (i) an amount equal to 25% of the Company’s shareholders’ equity, per the most recent financial statements (audited or reviewed) after the time that notice is provided to the Company; or (y) $20 million.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Benefiting Enterprises program, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 9 to our 2021 consolidated financial statements and “Item 10. Additional Information - E. Taxation.”

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were listed on The Nasdaq Global Market through June 16, 2009. On June 17, 2009, the listing of our ordinary shares was transferred from The Nasdaq Global Market to The Nasdaq Capital Market, and on January 27, 2014, the listing of our ordinary shares transferred back from The Nasdaq Capital Market to The Nasdaq Global Market. Our trading symbol on Nasdaq is CGEN. Our ordinary shares have been dually listed on the Tel Aviv Stock Exchange since January 2002. Our trading symbol on each of The Nasdaq Global Market and the Tel Aviv Stock Exchange is CGEN.

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

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Copies of our Amended and Restated Articles and our Amended and Restated Memorandum of Association, as in effect as of the date of this Annual Report, are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - Bayer Collaboration, - Bristol Myers Squibb Collaboration, - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources” for a discussion of our material contracts.

D. EXCHANGE CONTROLS

There are currently no exchange controls in effect in Israel that restrict the repatriation by non-residents of Israel in non-Israeli currency of any dividends, if any are declared and paid, and liquidation distributions or the Company’s ability to import and export capital, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

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

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2021) will be imposed on the sale of our traded shares.

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2021) for corporations.

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

A non-resident of Israel who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for surcharge tax.

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

Pursuant to the Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from Israeli capital gain tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the ordinary shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the Treaty (subject to the receipt in advance of a valid tax certificate from the Israeli tax authority allowing for such exemption).

Surcharge Tax

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 3% (as of 2017 and currently) was added to the applicable tax rate on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 651,600 in 2020, NIS 647,640 in 2021 and NIS 663,240 in 2022.

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

Certain Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain material U.S. federal income tax considerations for U.S. holders (as defined below) of owning, and disposing of our ordinary shares. For this purpose, a U.S. holder is, a holder, who for U.S. federal income tax purposes is a beneficial owner of ordinary shares and who is: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

Except where noted, this summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies, tax-exempt or governmental organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, S corporations, partnerships or other pass-through entities (or arrangements treated as a partnership) for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons owning, directly, constructively or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, certain former U.S. citizens or long term residents of the United States, corporations that accumulate income to avoid U.S. federal income tax, persons that received an interest in our ordinary shares through the exercise of an option or otherwise in exchange for services, or persons holding our ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States.

This summary is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances.

This summary relates only to U.S. federal income taxes and does not address any other tax, including but not limited to, state, local, or non-U.S. taxes and does not describe all of the U.S. federal income tax consequences that may be relevant, including the special tax accounting rules under Section 451(b) of the Code, the U.S. federal non-income tax considerations, including estate or gift tax considerations, the Medicare contribution tax and the alternative minimum tax.

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

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to income and assets of its subsidiaries, either:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on the basis of a quarterly weighted average) of our total assets for the taxable year produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Assets that produce or are held for the production of passive income may include cash (unless held in a non-interest bearing account for short term working capital needs), marketable securities and other assets that may produce passive income. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market price of the ordinary shares, which is likely to continue to fluctuate) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2021, but we may be a PFIC in one or more subsequent taxable years. The determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation and we cannot provide any assurance regarding our PFIC status for the past, current or future taxable years. In particular, our status as a PFIC in current of any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive, (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time, and (iv) the allocation of our goodwill between passive and non-passive for purposes of the PFIC asset test is subject to uncertainty. Furthermore, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

If a U.S. holder has made a qualified electing fund, or QEF, election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income and net capital gain as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC. U.S. holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ordinary shares by making the election for the first year in which the U.S. holder owns our ordinary shares, the U.S. holder will be subject to the adverse PFIC rules discussed above unless the U.S. holder can properly make a “purging election” with respect to our ordinary shares in connection with the U.S. holder’s QEF election. A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ordinary shares.

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

A mark-to-market election is available to a U.S. holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq, and are regularly traded. However, we can provide no assurances that our ordinary shares will continue to be listed on a qualified exchange or will be regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Once made, the election cannot be revoked without the consent of the IRS, unless the ordinary shares cease to be marketable. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC (a “lower-tier” PFIC), U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. There is no assurance that any lower-tier PFIC will provide to a U.S. holder the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC.

The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ordinary shares, described in the following two section “-Distributions” and “-Disposition of Ordinary Shares,” apply only if we are not a PFIC in the relevant year and our share is not subject to the rules described above under “-Passive Foreign Investment Company Rules” because we were a PFIC with respect to a U.S. holder and its ordinary shares in a prior year.

Distributions

Subject to the discussion under “- Passive Foreign Investment Company Rules” above, the gross amount of any distributions with respect to our ordinary shares (including any amounts withheld to reflect Israeli withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “Disposition of Ordinary Shares.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any dividend paid by us will be treated as foreign-source dividend income to U.S. holders, and the dividends received deduction will not be available to a U.S. holder that is taxed as a corporation as a result.

With respect to non-corporate U.S. holders, certain dividends received from a “qualified foreign corporation” that is not a PFIC may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the US-Israel Tax Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. As discussed under “- Passive Foreign Investment Company Rules” above, there can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in any year. If we are a qualified foreign corporation, and we are not classified as a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year (as discussed above under “- Passive Foreign Investment Company Rules”), dividend income will generally qualify as “qualified dividend income” in the hands of individual U.S. holders, which is generally taxed at the lower applicable long term capital gains rates, provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Disposition of Ordinary Shares

In general, subject to the discussion under “- Passive Foreign Investment Company Rules”, above, a U.S. holder will recognize U.S. source capital gain or loss upon a taxable disposition of an ordinary share equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any distributions treated as a return of capital as described under “- Distributions” above. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the ordinary share is more than one year at the time of the taxable disposition. Under current law, subject to certain exceptions (including but not limited to those described under “- Passive Foreign Investment Company Rules” above), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses may be subject to limitation. U.S. holders should consult their own independent tax advisors regarding the foreign tax credit rules with respect to any foreign taxes withheld from a taxable disposition of ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or redemption of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally will apply to such payments if the U.S. holder fails to provide a taxpayer identification number and a duly executed IRS Form W-9 or certification of other exempt status or, in the case of dividend payments, fails to report in full dividend and interest income.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Interest Rate Risk

As of December 31, 2021, we had approximately $117.8 million in cash, cash equivalents, restricted cash and short-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2021 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 2.8%, (0.7%) and 0.6% in 2021, 2020 and 2019, respectively. The devaluation of the U.S. dollar against the NIS was 3.3%, 7.0% and 7.8% in 2021, 2020 and 2019, respectively. For 2021, assuming a 10% devaluation of the U.S. dollar against the NIS, we would experience an increase in our net loss of approximately $1.5 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $1.2 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in U.S. dollar terms. The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future. For more information, see Note 2 of our 2021 consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we are required to file is recorded, processed, summarized and reported on a timely basis. Under the supervision of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, with the involvement of our board of directors and audit committee, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Exchange Act) has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), our management conducted an evaluation of the effectiveness of our internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report.

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

Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2021 that are included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2021.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, on our internal control over financial reporting as of December 31, 2021 is provided on page F-4, as included under Item 18 of this Annual Report and is incorporated herein by reference.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, each of whom serves on our audit committee and who meets the “independence” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F.

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

We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by the Nasdaq Listing Rules concerning any amendments to, or waivers from, any provision of the code of business conduct or the code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2021 and 2020:

	2021	2020
Audit Fees	$133,000	$133,000
Audit Related Fees	$25,000	$75,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$165,000	$215,000

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

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2021 and 2020 were consultancy relating to withholding tax on payments to foreign suppliers and annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Articles of Association of Compugen, as amended (incorporated by reference to Annex A3 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August5, 2019 (File No. 000-30902)).

1.2	Memorandum of Association of Compugen, as amended (incorporated by reference to Annex A2 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August5, 2019 (File No. 000-30902)).

2.1*	Description of Securities

4.1
Compugen Ltd. 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.1 to Compugen’s Registration Statement on Form S-8 filed with the SEC on December 12, 2020 (File No. 333-251263)).

4.2
Compugen Ltd. 2010 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to Compugen’s Registration Statement on Form S-8, filed with the SEC on July 30, 2020 (File No.333-240182)).

4.3#*	Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG (“Bayer”).

4.4#*	First Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer dated as of February 5, 2014.

4.5#*	Second Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of July 27, 2015.

4.6#*	Third Amendment to Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of April 17, 2016.

4.7
Lease dated December 12, 2013, by and between Britannia Pointe Grand Limited Partnership and Compugen USA, Inc. (incorporated by reference to Exhibit 4.8 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 18, 2014 (File No. 000-30902)).

4.8*	Amended and Restated Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders.

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

4.11
Addendum to Holon Lease made and entered into on October 14, 2020 by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 4.11 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (File No. 000-30902))

4.12@
License Agreement, between the Company and MedImmune Limited (“MedImmune”), entered into as of March 30, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on May 9, 2018 (File No. 000-30902)).

4.13@
Amendment No. 1 to the License Agreement, between the Company and MedImmune, dated May 9, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on August 1, 2018 (File No. 000-30902)).

4.14
Amendment No. 2 to the License Agreement, between the Company and MedImmune, dated September 16, 2020 (incorporated by reference to Exhibit 4.14 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (File No. 000-30902)).

4.15#*	Amendment No. 3 to the License Agreement, between the Company and MedImmune, dated August 4, 2021.

4.16	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

4.17@
Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on November 7, 2018 (File No. 000-30902)).

4.18#*	Amendment No. 1 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated February 14, 2020.

4.19#*	Amendment No. 2 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated February 19, 2021.

4.20#*	Amendment No. 3 to Master Clinical Trial Collaboration Agreement, between the Company and Bristol Myers Squibb Company, dated November 10, 2021.

8.1*	Subsidiaries.

12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*
Certification by Principal Executive Officer and Principal Financial and Accounting Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global.

101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019; (ii) Consolidated Balance Sheets as of December 31, 2021 and 2020; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

@	Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions.

#	Portions of this exhibit (indicated by asterisks therein) have been omitted as these portions are both not material and confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD. Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: February 28, 2022

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2 – F-4

(PCAOB ID: 1281)

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrued pre-clinical and clinical trial expenses
Description of the matter

As discussed in Note 2(k) to the consolidated financial statements, the Company records costs for pre-clinical and clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for pre-clinical and clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources such as Company’s operations personnel that oversee the pre-clinical and clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the timing and pattern of vendor invoicing does not correspond to the level of services provided and there may be delays in invoicing from pre-clinical and clinical study sites and other vendors.

How we addressed the matter in our audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued pre-clinical and clinical trial expenses.

To test the pre-clinical and clinical trial accruals, our audit procedures included, among others, reviewing a sample of agreements with the service providers to corroborate key terms and conditions and testing the accuracy and completeness of the underlying data used in the accrual computations. We also evaluated management’s estimates of the progress of a sample of pre-clinical and clinical trial activities by making direct inquiries of the Company’s operations personnel that oversee the pre-clinical and clinical trial activities and obtaining information directly from certain service providers which indicated the progress of pre-clinical and clinical trial completed through the balance sheet date and compared that to the Company’s accrual computations. To evaluate the completeness of the accruals, we also examined subsequent invoices from the service providers and cash disbursements to the service providers, to the extent such invoices were received, or payments were made prior to the date that the consolidated financial statements were issued.

/s/KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2002

Tel-Aviv, Israel

February 28, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated February 28, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

February 28, 2022

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,801	$7,143
Restricted cash		713	667
Short-term bank deposits		109,248	116,622
Trade receivables		-	2,000
Other accounts receivable and prepaid expenses	3	5,460	2,658

Total current assets		123,222	129,090

NON-CURRENT ASSETS:
Long-term prepaid expenses		1,911	1,880
Severance pay fund		3,125	2,863
Operating lease right of use asset	4	2,247	2,772
Property and equipment, net	5	1,658	1,711

Total non- current assets		8,941	9,226

Total assets		$132,163	$138,316

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$4,621	$1,413
Short-term deferred participation in R&D expenses		3,629	668
Current maturity of operating lease liability	4	768	639
Other accounts payable and accrued expenses	6	8,078	7,803

Total current liabilities		17,096	10,523

NON- CURRENT LIABILITIES:
Long-term deferred participation in R&D expenses		2,715	1,968
Long-term operating lease liability		1,982	2,527
Accrued severance pay		3,677	3,516

Total non-current liabilities		8,374	8,011

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS’ EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at December 31, 2021 and 2020; 86,433,432 and 83,675,856 shares issued and outstanding at December 31, 2021 and 2020, respectively		239	231
Additional paid-in capital		528,533	507,427
Accumulated deficit		(422,079)	(387,876)

Total shareholders’ equity		106,693	119,782

Total liabilities and shareholders’ equity		$132,163	$138,316

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019

Revenue		$6,000	$2,000	$-
Cost of revenue		680	60	-

Gross profit		5,320	1,940	-

Operating expenses:

Research and development expenses, net		28,694	22,760	19,816
Marketing and business development expenses		842	871	651
General and administrative expenses		10,858	9,805	8,412

Total operating expenses		40,394	33,436	28,879

Operating loss		(35,074)	(31,496)	(28,879)

Financial and other income, net	11	871	1,798	820

Loss before taxes on income		(34,203)	(29,698)	(28,059)
Taxes on income	9	-	-	722

Net loss		(34,203)	(29,698)	(27,337)

Basic net loss per share		$(0.41)	$(0.37)	$(0.43)

Diluted net loss per share		$(0.41)	$(0.37)	$(0.43)

Total comprehensive loss		$(34,203)	$(29,698)	$(27,337)

Weighted average number of ordinary shares used in computing basic net loss per share		84,203,971	79,591,187	63,636,673

Weighted average number of ordinary shares used in computing diluted net loss per share		84,203,971	79,591,187	63,636,673

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated	Total shareholders’
	Number	Amount		capital	deficit	equity

Balance as of January 1, 2019	59,849,784	$164		$367,920	$(330,841)	$37,243

Options exercised	878,378	3		3,246	-	3,249
Issuance of shares and warrants, net	7,194,674	20		22,738	-	22,758
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,408	-	2,408
Net loss	-	-		-	(27,337)	(27,337)

Balance as of December 31, 2019	67,922,836	187		396,312	(358,178)	38,321

Options exercised	3,070,542	9		15,906	-	15,915
Warrants exercised	3,866,139	11		18,314	-	18,325
Issuance of shares, net	8,816,339	24		74,123	-	74,147
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,772	-	2,772
Net loss	-	-		-	(29,698)	(29,698)

Balance as of December 31, 2020	83,675,856	231		507,427	(387,876)	119,782

Exercise of options and ESPP shares	335,204	1		1,454	-	1,455
Warrants exercised	89,557	(*	)	425	-	425
Issuance of shares, net	2,332,815	7		14,951	-	14,958
Stock-based compensation issued to employees, directors and non-employees	-	-		4,276	-	4,276
Net loss	-	-		-	(34,203)	(34,203)

Balance as of December 31, 2021	86,433,432	$239		$528,533	$(422,079)	$106,693

(*) Representing amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net loss	$(34,203)	$(29,698)	$(27,337)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,276	2,772	2,408
Depreciation	461	715	989
Increase (decrease) in severance pay, net	(101)	184	(22)
Gain from property and equipment sales and disposals	(3)	(12)	(135)
Decrease (increase) in interest receivables from short-term bank deposits	469	(532)	66
Decrease (increase) in trade receivables	2,000	(2,000)	-
Increase in other accounts receivable and prepaid expenses	(2,802)	(1,613)	(142)
Decrease (increase) in long-term prepaid expenses	(31)	(1,187)	83
Decrease in operating lease right of use asset	525	475	2,165
Increase (decrease) in trade payables and other accounts payable and accrued expenses	3,367	3,817	(3,502)
Increase (decrease) in deferred participation in R&D expenses	3,708	(829)	(627)
Decrease in operating lease liability	(416)	(412)	(1,834)

Net cash used in operating activities	(22,750)	(28,320)	(27,888)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	136,850	70,300	59,403
Investment in short-term bank deposits	(129,945)	(152,350)	(54,300)
Purchase of property and equipment	(292)	(166)	(155)
Proceeds from sale of property and equipment	3	44	382

Net cash provided by (used in) investing activities	6,616	(82,172)	5,330

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	14,958	74,147	22,758
Proceeds from exercise of warrants	425	18,325	-
Proceeds from exercise of stock-based awards	1,455	15,991	3,173

Net cash provided by financing activities	16,838	108,463	25,931

Increase (decrease) in cash, cash equivalents and restricted cash	704	(2,029)	3,373
Cash, cash equivalents and restricted cash at the beginning of the year	7,810	9,839	6,466

Cash and cash equivalents and restricted cash at the end of the year	$8,514	$7,810	$9,839

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$116	$16	$47
Receivables on account of shares	$-	$-	$76
Right-of-use asset obtained in exchange for operating lease liability	$-	$(194)	$363

Cash paid (received) during the year for:

Interest payments received from short-term bank deposits and cash equivalents	$1,364	$1,232	$1,002

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$7,801	$7,143	$9,187
Restricted cash	713	667	652

Total cash, cash equivalents and restricted cash	$8,514	$7,810	$9,839

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -GENERAL

a.Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Compugen’s innovative immuno-oncology pipeline consists of four clinical stage programs, targeting immune checkpoints Compugen discovered computationally, COM701, COM902, bapotulimab (formerly known as BAY1905254) and AZD2936. The Company’s lead product candidate, COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 clinical trials in dual, and triple combinations under clinical collaboration with Bristol Myers Squibb. COM902, a potential best-in-class, is a therapeutic antibody targeting TIGIT, developed internally and is undergoing a Phase 1 trial to evaluate it in patients with advanced malignancies as a monotherapy and in combination with COM701. Bapotulimab, an antibody targeting ILDR2, licensed to Bayer under a research and discovery collaboration and license agreement, is also in Phase 1 trials in patients with advanced solid tumors. AZD2936 is a novel anti-TIGIT/PD-1 bispecific antibody with a TIGIT component that is derived from Compugen’s COM902 program and is developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is in Phase 1/2 trial in patients with advanced or metastatic non-small cell lung cancer. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serve as the corporate three key building blocks. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development under various revenue-sharing arrangements.

b.The Company is headquartered in Holon, Israel. Its clinical development activities are headed from its United States subsidiary, Compugen USA, Inc, located in South San Francisco, CA.

c.The Company has incurred losses in the amount of $34,203 during the year ended December 31, 2021, has an accumulated deficit of $422,079 as of December 31, 2021 and has an accumulated negative cash flow from operating activities in the amount of $22,750 for the year ended December 31, 2021. On February 26, 2019, the Company announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations. The restructuring included reducing its workforce by 35%, consolidating R&D activities in one location in Israel and outsourcing certain preclinical activities to third-party service providers. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures into 2024.

d.On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement”) with Bayer Pharma AG (“Bayer”) for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and, following the return of the CGEN 15022 program in 2017, the Company is eligible to receive an aggregate of over $250,000 in potential milestone payments for Bapotulimab (formerly known as BAY1905254), not including aggregate milestone payments of approximately $23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, Bapotulimab program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing license from Compugen.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -GENERAL (Cont.)

e.Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited. the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development, and commercial activities under the agreement. Compugen received a $10,000 upfront payment, and received $8,000 milestone payments out of up to $200,000 the Company is eligible to receive in development, regulatory and commercial milestones for the first product in addition to tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

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

In conjunction with the signing of the Agreement in October 2018, Bristol-Myers Squibb made a $12,000 investment in Compugen, see Note 8b.

On February 14, 2020, the Agreement was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the Agreement, as amended, the Company sponsors the two-part Phase 1/2 trial, which evaluates the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb provides Opdivo® and BMS-986207 at no cost to the Company.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -GENERAL (Cont.)

As part of the amended Agreement, it was agreed that the Company will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination. However, on February 19, 2021, the Agreement was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where the Company is responsible for and sponsors the expansion cohort and Bristol Myers Squibb provides Opdivo® at no cost to the Company for this study.

On November 10, 2021, the Agreement was further amended to establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration.

In conjunction with the signing of the amendment to the Agreement in November 2021, Bristol-Myers Squibb made a $20,000 investment in Compugen, see Note 8b.

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

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

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods. Such changes could result in future impairments of long-lived assets.

b.Financial statements in U.S. dollars:

The reporting and functional currency of the Company is the U.S. dollar, as the Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and Compugen USA, Inc. have operated and expect to continue to operate in the foreseeable future.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

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

e.Restricted cash:

Restricted cash is held in interest bearing saving accounts which are used as a security for the Company’s Israeli facility leasehold bank guarantee and credit card security for Compugen USA, Inc.

f.Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

The short-term bank deposits as of December 31, 2021 and 2020 are in U.S. dollars and bear an annual weighted average interest rate of 0.77% and 1.01%, respectively.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.Impairment of long-lived assets:

The long-lived assets of the Company and Compugen USA, Inc. are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2021, 2020 and 2019, no impairment losses have been identified.

i.Revenue recognition:

The Company generates revenues mainly from its collaborative and license agreements. The revenues are derived mainly from upfront license payments, research and development services and contingent payments related to milestone achievements.

The Company recognizes revenue in accordance with ASC 606 – “Revenue from Contracts with Customers”.

As such, the Company analyzes its contracts to assess whether they are within the scope of ASC 606. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps:

•

Identification of the contract, or contracts, with a customer

•

Identification of the performance obligations in the contract - At contract inception, the Company assesses the goods or services promised in a contract with a customer and identifies those distinct goods and services that represent a performance obligation. A promised good or service may not be identified as a performance obligation if it is immaterial in the context of the contract with the customer, if it is not distinct from other promises in the contract (either because it is not capable of being distinct or because it is not distinct within the context of the contract), or if an option to acquire good or service does not provide the customer with a material right.

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

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property (“IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from COM902. Compugen received a $10,000 upfront nonrefundable payment and is eligible to receive up to $200,000 for development, regulatory and commercial milestones for the first product, including $8,000 received to date as well as tiered royalties on future product sales.

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

On December 18, 2020 the first milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $2,000 in accordance with the criteria prescribed under ASC 606.

On September 29, 2021 the second milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $6,000 in accordance with the criteria prescribed under ASC 606.

For information regarding revenues, please refer to Note 10 below.

j.Cost of revenues:

Cost of revenues consist of certain royalties and milestones paid or accrued.

k.Research and development expenses, net:

Research and development costs are charged to the statement of comprehensive loss as incurred and are presented net of the amount of any grants the Company receives for research and development in the period in which the grant was received.

As part of the process of preparing the consolidated financial statements, the Company accrues costs for pre-clinical and clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations or other pre-clinical or clinical trial vendors that perform the activities. In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are deferred and capitalized, and amortized as the related goods or services are provided. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.Research and development expenses, net (Cont.):

The portion of the Bristol-Myers Squibb $12,000 investment over the fair market value of the shares issued in the amount of $4,121 and the portion of the $20,000 investment over the fair market value of the shares issued in the amount of $5,000 were considered as deferred participation of Bristol-Myers Squibb in R&D expenses which is amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b.

Amortization of participation in R&D expenses for the years ended December 31, 2021, 2020 and 2019 were $1,291, $829 and $627, respectively.

l.Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. The value of these deposits and policies is recorded as an asset in the Company’s balance sheet. Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee.

Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $383, $572 and $366, respectively.

m.Stock-based compensation:

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, “Compensation - Stock Compensation”, (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company accounts for forfeitures as they occur.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Stock-based compensation (Cont.):

The Company selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the most appropriate fair value method for its share-options awards and Employee Stock Purchase Plan (“ESPP”). The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for options granted to employees, directors and non-employees and ESPP:

	Year ended December 31,
	2021	2020	2019

Employee stock Options
Volatility	67.68%	63.17%	54.59%
Risk-free interest rate	0.77%	0.45%	1.92%
Dividend yield	0%	0%	0%
Expected life (years)	5.17	5.16	5.15

ESPP
Volatility	64.68%-69.68%	-	-
Risk-free interest rate	0.04%-0.10%	-	-
Dividend yield	0%	-	-
Expected life (years)	0.42-0.50	-	-

n.Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and short-term bank deposits.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the U.S. Generally, these deposits may be redeemed upon demand and bear minimal risk.

The trade receivables of the Company derive from milestone payments under collaboration agreements between the company and its collaborators, located primarily in Europe.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Concentration of credit risks (Cont.):

The Company’s collaborators are major pharma companies. The amounts due to the Company by such collaborators are paid pursuant to the terms of the agreements after a short period of time and bear low risk.

The Company had one collaborator that accounted for 100% of the Company’s consolidated revenues, for the years ended December 31, 2021 and 2020. The Company had no revenues in 2019.

o.Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Shareˮ.

All outstanding share options and warrants for the years ended December 31, 2021, 2020 and 2019 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2021, 2020 and 2019 the average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 6,758,300, 7,150,648 and 12,754,803, respectively.

p.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2021 and 2020, a full valuation allowance was provided by the Company.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.Fair value of financial instruments:

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

r.Derivative instruments (Cont.):

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

In the past the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of December 31, 2021 and 2020, the Company had no outstanding forward contracts. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and during each of the years ended December 31, 2021, 2020 and 2019, no amount of total gains were recognized and were classified to operating expenses as effective hedge and no unrealized gains were recognized under other comprehensive income (loss).

s.Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company elected to present the comprehensive income (loss) in a single continuous statement.

In the years 2021, 2020 and 2019 the Company has no components of other comprehensive income (loss), other than net loss.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Recently issued and recently adopted Accounting Standards:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company adopted ASU 2020-06 as of January 1, 2021. The adoption of this standard did not have an impact to the Company’s financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on our consolidated financial statements.

NOTE 3: -OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$5,272	$2,482
Government authorities	57	54
Other	131	122

	$5,460	$2,658

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company’s operating leases have original lease periods expiring between 2022 and 2024. The offices in Israel lease include two options to renew, one of which was exercised in 2020. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain.

In October 2020 the Company’s lease of its offices in Israel was amended in connection with the exercise of the option. The amendment was not accounted for as a new lease. As a result of the amendment the operating lease right of use asset increased by $43, the operating lease liability decreased by $194 and the Company recorded foreign currency exchange rate of $237.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

Under ASC 842, all leases, including non-cancelable operating leases, are now recognized on the balance sheet. The aggregated present value of lease payments is recorded as a long-term asset titled Operating lease right of use asset. The corresponding lease liabilities are split between current maturity of operating lease liability within current liabilities and long-term operating lease liability within long-term liabilities. The Company’s leases do not provide an implicit rate, therefore the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments.

The Company subleased small part of its leased premises until March 14, 2021. Sublease income in the year ended December 31, 2021 and 2020, amounted to $3 and $56, respectively.

The following table represents the weighted-average remaining lease term and discount rate:

Twelve months ended
December 31, 2021

Weighted average remaining lease term	3.87
Weighted average discount (annual) rate	5.49%

Operating lease expenses were approximately $956, $944 and $1,586 in the years ended December 31, 2021, 2020 and 2019, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $914, $927 and $1,577 in the years ended December 31, 2021, 2020 and 2019, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

December 31, 2021

2022	$895
2023	726
2024	664
2025	631
2026 and after	129

Total operating lease payments	3,045
Less: imputed interest	295
Present value of lease liabilities	2,750

Lease liabilities, current	768
Lease liabilities, non- current	1,982

Present value of lease liabilities	$2,750

The above annual minimum future rental commitments include the period covered by the first exercised option with respect to the leased facility of Compugen Ltd. through March 2026 and exclude the second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

NOTE 5: -PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Computers, software and related equipment	$1,506	$1,431
Laboratory equipment and office furniture	3,674	3,367
Leasehold improvements	2,321	2,321

	7,501	7,119
Accumulated depreciation:

Computers, software and related equipment	1,351	1,264
Laboratory equipment and office furniture	3,114	3,001
Leasehold improvements	1,378	1,143

	5,843	5,408

Depreciated cost	$1,658	$1,711

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -PROPERTY AND EQUIPMENT, NET (Cont.)

During 2021 and 2020 total cost of $26 and $220, respectively and total accumulated depreciation of $26 and $188, respectively were disposed from the consolidated balance sheets.

For the years ended December 31, 2021, 2020 and 2019, depreciation expenses were approximately $461, $715 and $989, respectively.

NOTE 6: -OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2020

Employees and related accruals	$3,299	$2,881
Accrued expenses	4,779	4,922

	$8,078	$7,803

NOTE 7: - COMMITMENTS AND CONTINGENCIES

a.The Company provided bank guarantees in the amount of $703 related to its offices in Israel, car leases in Israel and credit card security for its U.S. subsidiary.

b.Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, (the “IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2021, 2020 and 2019, the Company had an aggregate of paid or accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $180, $60 and $0, respectively.

As of December 31, 2021, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $9,522.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - COMMITMENTS AND CONTINGENCIES (Cont.)

c.On June 25, 2012 the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as “Contingent Fees”). For the years ended December 31, 2021, 2020 and 2019, the Company incurred such Contingent Fees in the amounts of $500, $500 and $0.

d.On May 9, 2012, the Company entered into agreement (the “May 2012 Agreement”) with a U.S. Business Development Strategic Advisor (“Advisor”) for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates.

Under the agreement the Advisor was entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated except for certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

For the years ended December 31, 2021, 2020 and 2019, the Company has not paid and did not accrue payments under this agreement.

e.Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2021, 2020 and 2019, the Company incurred in the research and development expenses in connection with such milestone payment in the amounts of $0, $52 and $0.

f.Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the years ended December 31, 2021, 2020 and 2019, the Company incurred in the research and development expenses such milestone payment in the amounts of $250, $0 and $0.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY

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

b.Issuance of shares:

On May 25, 2018, the Company entered into a Controlled Equity OfferingSM sales agreement with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company, under an “at-the-market” (“ATM”) offering, having an aggregate offering price of up to $25,000 (the “ATM Shares”). As of December 31, 2019, 7,245,268 shares were issued and sold under the ATM, with proceeds of approximately $22,914 (net of $781 issuance expenses). The program was terminated in 2019.

On June 14, 2018, the Company entered into securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 ordinary shares (the “RD Shares”) of the Company at a purchase price of $3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional ordinary shares. The Warrants are exercisable at a price of $4.74 per ordinary share and have a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $19,767 (net of $1,233 issuance expenses).

During the years ended December 31, 2021, and 2020, warrants to purchase an aggregate of 3,955,696 ordinary shares were exercised with proceeds of approximately $18,750 and as of December 31, 2021, warrants to purchase up to 297,469 ordinary shares remain outstanding.

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol-Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol-Myers Squibb made a $12,000 equity investment in the Company.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

Under the terms of the securities purchase agreement, Bristol-Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $4.95 per share. The share price represented a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $7,788 (net of $91 issuance expenses) were considered equity investment.

In conjunction with the signing of the amendment to the Master Clinical Agreement in November 2021, Bristol Myers Squibb made a $20,000 investment in the Company, purchasing 2,332,815 ordinary shares of the Company at a purchase price of $8.57333 per share. The share price represented a 33% premium over the closing price of Company’s ordinary shares on the last Nasdaq trading day immediately prior to the execution of the securities purchase agreement.

The premium over the fair market value in the amount of $5,000 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $14,958 (net of $42 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company’s ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

c.Share option plan:

Under the Company’s 2010 Share Option Plan as amended (the “Plan”), options may be granted to employees, directors and non-employees of the Company and Compugen USA Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 12,395,152 ordinary shares. The Company’s Board of Directors last amended the Plan in May 2020, to increase the number of shares available under the 2010 Plan and extend the plan term by additional 10 years. As of December 31, 2021, an aggregate of 1,133,128 options under the 2010 Share Option Plan of the Company are still available for future grants.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

c.Share option plan (Cont.):

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company’s ordinary shares on the date of grant, unless otherwise determined by the Company’s board of directors. The exercise price of the options granted under the Plan may not be less than the nominal value of the shares into which such options are exercised and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company.

Any options that are cancelled, forfeited or expired become available for future grants.

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2021, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	5,960,256	6.26	6.94	37,587
Options granted	1,397,500	6.72
Options exercised	(217,375)	4.19
Options forfeited	(154,277)	7.45
Options expired	(10,000)	6.14

Options outstanding at end of year	6,976,104	6.39	6.69	3,323

Exercisable at end of year	3,693,761	5.23	5.21	2,496

Weighted average fair value of options granted to employees, directors and non-employees during the years 2021, 2020 and 2019 was $3.81, $7.15 and $1.73 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2021, 2020 and 2019 was $759, $21,610, and $979, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company’s share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of calendar 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2021. This amount is impacted by the changes in the fair market value of the Company’s shares.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

c.Share option plan (Cont.):

As of December 31, 2021, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $11,926 which is expected to be recognized over a weighted average period of approximately 3.02 years.

d.Employee Stock Purchase Plan:

The Company adopted an ESPP in November 2020, with the first offering period starting at January 1, 2021. In connection with its adoption, a total of 600,000 ordinary shares were reserved for issuance under this plan.

The ESPP is implemented through six-month offering periods (except for the first offering period that was five months). According to the ESPP, eligible employees and non-employees may use up to 15% of their base salaries to purchase ordinary shares up to an aggregate limit of $40 per participant for every calendar year. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the first day of each offering period or on the last day of such period.

Since its adoption and through December 31, 2021, 117,829 ordinary shares had been purchased under the ESPP and as of December 31, 2021, 482,171 ordinary shares were available for issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and, as such, results in recognition of compensation cost.

e.The stock-based compensation expenses related to stock options and ESPP are included as follows in the expense categories:

	Year ended December 31,
	2021	2020	2019

Research and development expenses	$1,971	$1,123	$1,151
Marketing and business development expenses	215	172	46
General and administrative expenses	2,090	1,477	1,211

	$4,276	$2,772	$2,408

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES

a. Israeli taxation:

1.Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2019, 2020 and 2021.

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

3.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment 60”) that significantly changed the provisions of the Investment Law. The Amendment 60 limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” including a provision generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export.

Another condition for receiving the benefits under the alternative track in respect of expansion programs pursuant to Amendment 60 is a minimum qualifying investment. The Company was eligible under the terms of minimum qualifying investment and elected 2012 as its “year of election”.

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

As of December 31, 2021, there was no taxable income attributable to the Beneficiary Enterprise.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

a. Israeli taxation (Cont.):

In January 2011, another amendment to the Investment Law came into effect (“the 2011 Amendment”). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s entire income subject to this amendment (the “Preferred Income”).

Once an election is made, the Company’s income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

Commencing 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates.

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2021. The Company’s position may change in the future.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2016 and 2017 Budget Years), 2016, which includes Amendment 73 to the Law (the “Amendment 73”) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2016 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to rules that were issued by the Minister of Finance in May 2017. The new tax tracks under the Amendment are as follows:

Preferred Technological Enterprise (“PTE”) - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion in a tax year. A PTE, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2021 and 2020, since the Company estimates that it will not implement the PTE tax track.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

a. Israeli taxation (Cont.):

4.Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement Law”):

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

Management believes that the Company is currently qualified as an “industrial company” under the Encouragement Law and, as such, is entitled to tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

5.Net operating losses carryforward and capital loss:

As of December 31, 2021, Compugen Ltd.’s net operating losses carryforward for tax purposes in Israel amounted to approximately $369,800. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

b.Non-Israeli subsidiary, Compugen USA, Inc.:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform” or “TCJA”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - “BEAT”); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income - “FDII”).

As of December 31, 2021, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $4,850, approximately $3,750 of which expires in the years 2023 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic (Israel)	$34,619	$30,010	$28,799
Foreign	(416)	(312)	(740)

	$34,203	$29,698	$28,059

d.Taxes on income (tax benefit) for the year ended December 31, 2019 is comprised from refund of withholding tax payments, which were deducted from milestone payments by the German tax authorities. There were no withholding tax payments for the years ended December 31, 2021, 2020 and 2019.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

e.Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and Compugen USA, Inc.’s deferred tax assets are comprised of operating loss carryforward and other temporary differences. Significant components of the Company and Compugen USA, Inc. deferred tax assets are as follows:

	December 31,
	2021	2020

Operating loss carryforward	$86,068	$80,134
Research and development	9,773	9,001
Accrued social benefits and other	2,801	2,389
Right of use assets	(520)	(651)
Lease liabilities	636	742
Property and equipment	2	2
Deferred tax asset before valuation allowance	98,760	91,617
Valuation allowance	(98,760)	(91,617)

Net deferred tax asset	$-	$-

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

g.Tax assessments:

The Company has tax assessments through 2016 that are deemed to be final.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company’s business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, clinical operations, marketing and business development. The Company follows ASC 280, “Segment Reportingˮ. Total revenues are attributed to geographic areas based on the location of the end customer.

The following represents the total revenue for the years ended December 31, 2021, 2020 and 2019 and long-lived assets as of December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020	2019
Revenue from sales to customers:

Europe	$6,000	$2,000	$-

Total revenue	$6,000	$2,000	$-

	December 31,
	2021	2020
Long-lived assets:

Israel	$3,787	$4,240
United States	118	243

Total long-lived assets	$3,905	$4,483

	Year ended December 31,
	2021	2020	2019
Sales to a single customer exceeding 10%:

Customer A	100%	100%	-

NOTE 11: -FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2021	2020	2019

Interest income	$894	$1,765	$935
Bank fees and other finance expenses	(25)	(42)	(32)
Foreign currency translation adjustments	(1)	63	(218)
Gain (loss) from sales and disposals of fixed assets	3	12	135

Financial and other income, net	$871	$1,798	$820

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2021	2020

Trade payables and accrued expenses	$94	$83

	Year ended December 31,
	2021	2020	2019
Amounts charged to:

Research and development expenses	$240	$294	$241

For the years ended December 31, 2021, 2020 and 2019 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction was at arm’s length.

NOTE 13: -LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2021	2020	2019
Numerator:

Net loss for basic and diluted loss per share	$(34,203)	$(29,698)	$(27,337)

Denominator:

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	84,203,971	79,591,187	63,636,673

Basic and diluted earnings per ordinary share	$(0.41)	$(0.37)	$(0.43)