Form 20-F/A
period 2021-12-31
COMPUGEN LTD
filed 2022-02-28
CIK 1119774

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

☐ Yes  ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F, or the Amendment, amends the Annual Report on Form 20-F of Compugen Ltd., or the Company, for the year ended December 31, 2021, which was originally filed with the Securities and Exchange Commission on February 28, 2022, or the Original Filing.

The Company is filing this Amendment solely for the purpose of updating disclosure in Item 7.A., “Major Shareholders and Related Party Transactions – Major Shareholders.” In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is filing the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

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

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Reporting Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	9,222,415	10.7%
Nikko Asset Management Americas, Inc.(3)	6,998,382	8.1%
Sumitomo Mitsui Trust Holdings, Inc.(4)	6,998,382	8.1%
Bristol-Myers Squibb Company(5)	4,757,058	5.5%

•	ARK Investment Management LLC’s percentage of ownership has decreased from 20.42% as of December 31, 2020 to 10.7% as stated above.
•	Nikko Asset Management Americas, Inc.’s percentage of ownership has decreased from 8.40% as of December 31, 2020 to 8.1% as stated above.
•	Sumitomo Mitsui Trust Holdings, Inc.’s percentage of ownership has decreased from 8.40% as of December 31, 2020 to 8.1% as stated above.

(1)	Based upon 86,459,252 ordinary shares issued and outstanding as of February 15, 2022.

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

(5)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on November 19, 2021, and confirmation by the shareholder that such information is true and correct as of the date of this Annual Report. With respect to the ordinary shares reported in its Schedule 13G, Bristol-Myers Squibb Company, or BMS, indicated as having (i) sole voting power and dispositive power with respect to 4,757,058 ordinary shares, and (ii) no shared voting power nor shared dispositive power with respect to ordinary shares. Furthermore, in such filing BMS indicated aggregate beneficial ownership of 4,757,058 ordinary shares. The address of the principal business office of BMS is 430 East 29th Street, New York, NY 10016.

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