Form 20-F
period 2022-12-31
COMPUGEN LTD
filed 2023-02-28
CIK 1119774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Alberto Sessa, Chief Financial Officer

Phone: +972—3-765-8585, Fax: +972-3-765-8555

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,624,643 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CERTAIN DEFINED TERMS

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

(ii)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or the Annual Report, includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information - D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.
(iii)

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully under the caption “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

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

•
Clinical trials of any product candidates that we, or any current or future collaborators may conduct, may fail to satisfactorily demonstrate safety and/or efficacy, and we, or any collaborator, may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of these product candidates.

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

•
We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully or professionally carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

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

•	Our dependence on collaboration agreements with third parties presents number of risks.

•	We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

•	Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

•	We may be unable to safeguard the integrity, security and confidentiality of our data or third parties’ data.

•
Our information technology systems, or those of our cloud providers, contract research organizations, or  CROs, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

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

•
In the future, we may need to obtain additional licenses of third-party technology or other rights that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

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

•
We may not be able to meet the continued listing standards of The Nasdaq Stock Market LLC, or Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ordinary shares and our ability to access the capital markets.

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

As of December 31, 2022, we had an accumulated deficit of approximately $455.8 million and had incurred net losses of approximately $33.7 million in 2022, approximately $34.2 million in 2021 and approximately $29.7 million in 2020, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our preclinical and clinical activities. We previously entered into three pipeline program-based partnership agreements under which we have received to date a total amount of $90.7 million, including a $32.0 million investment. Currently we have only one clinical collaboration agreement in effect, and we cannot be certain that we will receive additional revenues under this agreement or that we will enter into additional arrangements for our programs or with respect to our predictive computational discovery capabilities, or that such additional arrangements, if any, will provide sufficient revenues to achieve profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

Based on our current plans we believe that our existing cash and cash equivalents and short-term bank deposits will be sufficient to fund operations at least through the end of 2024, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if we increase our cash expenditures beyond our current plans, our cash balances may be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will generate significant revenues or achieve profitability at all, and therefore may need additional funds to continue financing our operations. In 2020, we received net proceeds of approximately $74 million from a public offering and approximately $34 million from warrants and option exercises. In 2021, we received a $20 million investment from our former partner, Bristol Myers Squibb Company, or Bristol Myers Squibb. In addition to these equity fund raisings, in 2021 and 2022 we received milestone payments from our partners of $8 million (of which $2 million was recognized as revenues in 2020) and $7.5 million, respectively. We may seek additional capital due to strategic considerations even if we believe we have sufficient funds for our current and future operating plans.

Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. For example, the termination of our collaboration with Bayer Pharma AG, or Bayer, decreases our potential to receive additional funds from existing collaborative agreements. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders will experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or otherwise reduce our operations. We also could be required to seek funds through arrangements with partners or other investors that may require us to enter into arrangements on terms that would otherwise not be acceptable to us.

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

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our predictive computational discovery capabilities to identify novel drug targets and develop potentially first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our predictive computational discovery capabilities undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations. Following the termination of the Bristol Myers Squibb and the Bayer collaborations, we currently have only one collaboration in effect with AstraZeneca plc, or AstraZeneca, which was entered into at an early research and development stage and therefore has an inherently high risk of failure. The termination of the collaboration agreements may have varying impacts on our financial position and, specifically, our ability to generate revenue. For example, while the termination of our agreement with Bristol Myers Squibb has different effects on our operations, this termination caused us to lose free access to PD-1 immune checkpoint inhibitor, which has an adverse impact on our expenditure thereby requiring us to purchase PD-1 inhibitor for our clinical studies. The termination of the collaboration agreement with Bayer also has different effects on our operations, but it mainly extinguished our potential to achieve future revenues from such collaboration and may adversely affect the validation potential of our predictive computational discovery capabilities. The inability to derive adequate revenues, or at all, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, and the governmental and societal responses thereto, may negatively impact the global economy and may also adversely affect our business and results of operations.

Over two years after the World Health Organization declared the novel coronavirus, or COVID-19, a pandemic, and after the enactment of governmental responses thereto, COVID-19 continues to impact worldwide economic activity and financial markets, including a continued rapid increase in inflation rates. Variants of COVID-19 have caused and may continue to cause waves of increased infections. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been affected by quarantines and other measures intended to contain the pandemic and subsequent variants of the COVID-19 virus. The extent to which the COVID-19 pandemic ultimately impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak, including current and subsequent variants of COVID-19, travel restrictions and social distancing in Israel, the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in Israel, the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. These measures have impacted, and may further impact, our suppliers and other business partners from conducting business activities as usual (including, without limitation, the availability and pricing of materials, manufacturing and delivery efforts, clinical trials and other aspects that may affect our business) for an unknown period of time. In addition, we, our suppliers and other business partners may experience significant impairments of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. For example, the availability of non-human primates has been severely affected and the cost of such animals has heavily increased, and both the availability and pricing are uncertain. If measures, such as those listed above, are taken again or additional measures are required in the event that the measures already taken prove to be insufficient or ineffective to slow the spread of COVID-19 or other global or regional health pandemics or epidemics, we may face new and/or increasing concerns that may affect our ability to conduct our business effectively, including, but not limited to, adverse effect on employees’ health, a slowdown and stoppage of work, slowdown or stoppage of our clinical trials and other activities which are essential and critical for maintaining on-going business activities. Even if the measures taken, or that will be taken, prove themselves to be useful, we, our suppliers and other business partners may recover at different rates, which may also affect our business activities.

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

We have taken precautionary measures, and may take additional measures, intended to minimize the risks of the COVID-19 pandemic to our employees and operations. The extent of the impact of the COVID-19 pandemic or any other global or regional event on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from partnerships for our novel drug targets and related therapeutic product candidates at various stages of research and development has been limited to date. Since we began focusing our discovery capabilities on therapeutic pipeline establishment in 2010, we have entered into three partnership agreements with respect to our pipeline programs under which we have received to date a total amount of $90.7 million, of which $32 million in the form of an investment. Currently, only our partnership with AstraZeneca is in effect. We recognized revenue of $7.5 million in 2022, $6.0 million in 2021 and $2.0 million in 2020 from our partnerships. There can be no guarantee that we will achieve the same level of revenue in the future.

We cannot be certain that our focus on discovery, research and drug development in the field of immuno-oncology, along with advancing selected programs to later drug development and clinical stages partially or fully at our own expense, will generate a stable or significant revenue stream. Moreover, we have very limited experience with respect to the collaborative arrangements and financial terms that may be available for our candidates at their various R&D stages. Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly. The inability to derive adequate revenues within our field of focus and for our specific drug targets or product candidates would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the partnering and commercialization aspects of our model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of our programs based on our existing and future novel drug targets and related therapeutic products and any future product candidates.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022, in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the clinical development of COM701 and of COM902. Our prospects are substantially dependent on our ability, or that of any existing and future partners, to manufacture, develop, obtain marketing approval for and successfully commercialize COM701 and COM902 as a stand alone or in combination with other drugs. We have reported favorable safety and toxicity profile and preliminary signals of antitumor activity in our ongoing Phase 1 trial with COM701 monotherapy, COM701 combination with nivolumab, and in the triplet combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody). We have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease. These preliminary clinical results may not predict the final results of the on-going clinical trials or future clinical trials or otherwise be sufficient to attract a partner or support a future drug approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks or failures in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks or failures.

Our pipeline currently consists of three clinical stage programs, which are at early stage of clinical development. Two, COM701 and COM902 are being developed internally and the third, rilvegostomig (previously known as AZD2936) is being developed by our collaborator, AstraZeneca. Our pipeline also consists of additional future product candidates in early research and preclinical stage, the most advanced of which is COM503, and require substantial development and investment.

If we are able to advance our clinical programs, we will need to expand our personnel and operational capabilities to support these activities. We may also need to raise additional capital in such event. In part because of our limited infrastructure and limited experience in conducting clinical trials as a company and in regulatory interactions, we cannot be certain that our clinical trials will be completed on time, that our planned clinical trials will be initiated on time, if at all, that our planned development programs and development path forward would be acceptable to the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities, or that, even if approval is obtained, such investigational products can be successfully commercialized.

The success of COM701 and COM902 is dependent upon several factors, including the following:

•	the successful clinical trial design (and implementation thereof) and results;

•	our ability to fund clinical trials designed to obtain regulatory approval and to become commercially successful;

•	our ability to design trials required to allow for a path for registration or obtain regulatory approval;

•	the success of trials designed to allow for a path for registration/approval by regulatory authorities;

•	our selected regulatory strategy;

•	our timely initiation, enrollment and completion of clinical trials;

•	demographics, past therapy and other criteria of patients enrolled, even if they meet the inclusion/exclusion enrollment criteria;

•	a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the FDA or comparable foreign regulatory authorities;

•	selection of drug dosing;

•	selection of indications;

•	selection of drug(s) for combinations;

•	access to drugs required for combination studies or approval;

•	successful identification of biomarkers, including for patient selection;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment and monitoring of manufacturing arrangements and processes with third-party service providers and clinical manufacturing organizations for manufacturing drug substance and drug product;

•	establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling;

•	stability of our drug substance and drug products;

•	supply of our drugs in sufficient quantities and quality for our clinical trials;

•	establishment of arrangements with third-party manufacturers and processes monitoring to obtain commercial quality drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval; and

•	commercial acceptance by patients, the medical community and third-party payors.

Many of these factors are beyond our control, including clinical development by us and our competitors, the regulatory submission and review process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701 and/or COM902, on our own or with any collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

We are currently winding down of all of our combination clinical trials of COM701 in collaboration with Bristol Myers Squibb in patients with advanced malignancies and we do not have any patient on our Phase 1 combination trial of COM902 with COM701. We expect to start enrolling patients to clinical trial of COM701 in combination with COM902 and pembrolizumab in patients with metastatic microsatellite stable colorectal cancer in the first quarter of 2023 and expect to start enrolling patients to clinical trials of COM701 in combination with COM902 and pembrolizumab in patients with platinum resistant ovarian cancer in the second quarter of 2023. Our anticipated time to data in these trials is subject to our ability to enroll a sufficient number of eligible patients that will need to be enrolled for observing clinical activity, if at all. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all and there is no guarantee that replacing pembrolizumab with nivolumab and COM902 with BMS-986207 in our new combination trials will not cause other adverse effect that will not allow us, among others, to complete such clinical trials. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

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

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902 and our future potential drug products may target. Additionally, other pharmaceutical companies are already clinically investigating their own therapeutic candidates against PVRIG, the target of COM701, or against TIGIT, the target of COM902, which may hamper the enrollment of patients in our trials for COM701 or COM902. For example, in case of COM701, GSK plc, or GSK, is conducting a First-Time-in-Human study for GSK4381562 (formerly SRF813), and Junshi Biosciences announced in April 2022 FDA IND approval for JS009, and Hengrui is conducting a Phase 1 study with SHR-2002, a PVRIG/TIGIT bi specific. These programs are PVRIG targeting antibodies. In the case of COM902, there are a significant number of anti-TIGIT antibodies that are currently in clinical trials such as tiragolumab by Roche, vibostolimab by Merck, ociperlimab by Beigene, domvanalimab and AB308 by Arcus, BMS-986207 by Bristol Myers Squibb, GSK4428859A by GSK, and others (some of which are in a more advanced clinical stage than COM902). As a result, we must compete with them for clinical sites, clinicians’ interest and the limited number of patients who fulfill the stringent requirements for participation in clinical trials in general. Also, patient enrollment may be limited due to changes in the regulatory landscape in the indications of interest to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

Clinical trials of any product candidates that we, or any current or future collaborators may conduct, may fail to satisfactorily demonstrate safety and/or efficacy, and we, or any collaborator, may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of these product candidates.

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

•
lack of authorization from regulators or institutional review boards, or IRBs, or ethics committees to allow us or our investigators to amend a clinical trial or commence a clinical trial or conduct a clinical trial at a prospective trial site or continue such clinical trial;

•	delays in sufficiently developing, characterizing, or controlling a manufacturing process suitable for clinical trials;

•	inability to generate sufficient quantities or quality of our drug substance or drug product to support the initiation or continuation of clinical trials;

•	delays in reaching a consensus with collaborators or regulatory agencies on trial design or trial amendment;

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

•
the number of patients required for clinical trials of any product candidates may be larger than we anticipate or can financially support, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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

Our product development and other costs will increase if we experience delays in clinical trials (including termination thereof) or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, and once begun whether will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also may allow our competitors to bring products to market before we do, potentially impairing our ability to be first-in-class or successfully commercialize our product candidates and harming our potential market share and business and results of operations. Any delays in our preclinical or clinical development programs may harm our business, financial condition and prospects significantly.

From time to time we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

From time to time, we publish preliminary or interim investigator assessed data from our ongoing clinical trials. Preliminary data remain subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Preliminary data are also subject to the risk that one or more of the clinical outcomes may materially change as time goes by and cutoff date changes, patient enrollment continues and with further patient monitoring where more patient data become available. As a result, preliminary data should be viewed with caution until clinical trial completion where the final data are available. Material adverse changes in the final data could significantly harm our business prospects and eventually harm our financial condition and results of operations.

We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully or professionally carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

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

We believe that our financial results and the commercial prospects for COM701, COM902, and any other future therapeutic product candidates we may take to the clinic, would be harmed, our costs could materially increase and our ability to generate revenue could be significantly adversely impacted, if our clinical investigators, CROs or other third parties providing us services fail to successfully carry out their contractual duties or obligations diligently and in a professional manner or fail to meet their expected deadlines.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 clinical trial for COM902, which targets TIGIT, in March 2020. There are additional companies that have a program targeting TIGIT in clinical trials, such as GSK, Merck, Roche, Bristol Myers Squibb, BeiGene, and Arcus. We have no control over their clinical trials or development programs, and lack of or insufficient efficacy such as recently reported for Roche’s TIGIT targeting antibody tiragolumab in SCLC and NSCLC, adverse events or undesirable side effects experienced by subjects in their clinical trials could affect our development and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

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

The same risk applies to COM701 since other anti-PVRIG antibodies such as GSK’s GSK4381562 (formerly SRF813), Junshi’s JS009, and Hengrui’s PVRIG/TIGIT bi-specific, SHR-2002, entered the clinic.

We are subject to certain manufacturing risks, any of which could either result in additional costs or delays in completing, or ultimately make us unable to complete, the development and commercialization of our product candidates.

The process of manufacturing biologics, in addition to the shipment and storage thereof, is susceptible to product loss or unavailability due to contamination, degradation, instability, equipment failure, lack of critical reagents or disposables, improper installation or operation of equipment, vendor or operator error leading to process deviations or any other factor. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions up to supply termination. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the products may need to be manufactured again and/or such manufacturing facilities may need to be closed for an extended time to investigate and remediate the contamination. In addition, the product manufactured may be determined at later stage to be insufficiently stable or qualified as a therapeutic agent, even following treatment.

We have not contracted with alternate suppliers to support us in the event we experience any problems with our current manufacturers. If we are unable to arrange for alternative third-party manufacturing sources or are unable to reserve another manufacturing slot with our current manufacturers or are unable to do so on commercially reasonable terms or in a timely manner, or are unable to provide backup drug, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates, and even fail to supply drug to patients on study treatment on time or at all, each event of which can cause us material harm.

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

We may require companion or complimentary diagnostics and/or biomarkers for our clinical trials, or a portion of our clinical trials, and may be required to have such in order to obtain marketing approval or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients’ selection strategy and may harm our clinical outcome.

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

We and our collaborators face a number of risks of failure that are inherent in the lengthy and costly process of developing and commercializing new therapeutic products. These risks, which typically result in very high failure rates even for successful biopharmaceutical companies, include, among others, the possibility that:

•	our new target candidates will prove to be inappropriate for treatment of cancer;

•	our new target candidates will prove to be inappropriate targets for therapeutic product candidates;

•	our new target candidates will prove to be inappropriate targets for immunotherapy;

•	we will not succeed in selecting the appropriate tumor type, indication or patient population for the therapeutic product candidate;

•	we will not succeed in choosing the appropriate mAb for these targets, or the appropriate mAb lead or the appropriate mAb isotype;

•	we will not succeed in identifying or developing a biomarker or companion diagnostic for our therapeutic product candidates;

•	we will not succeed in choosing the appropriate drug modality for these targets;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	we will not choose or have access to the right drug combination for our therapeutic product candidates;

•	we will not select or find the appropriate dosing regimen;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects or negative consequences;

•	our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•	our early-stage development efforts may provoke competition by others;

•	our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•	we or our collaborators will fail to receive required regulatory approvals;

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

While we believe that applying our predictive computational discovery capabilities to identify new drug targets may potentially enable the development of potentially first-in-class therapeutics in the field of cancer immunotherapy, our capabilities are yet not fully proven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Although our approach has resulted in the discovery of several new drug targets and their related potential first-in-class therapeutic product candidates in the field of cancer immunotherapy, they are in early stages of research and development or in clinical stage, with COM701 having entered the clinic in 2018, COM902 which entered the clinic in March 2020 and rilvegostomigwhich entered the clinic in the fourth quarter of 2021. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our discovery and therapeutic development activities is on mAb therapeutics in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development activities in other therapeutic areas or for other drug modalities, and presently we only pursue activities in our area of focus. If our current candidates fail, or if we fail to continue to discover and develop therapeutic product candidates of clinical value and medical interest in this field, or if we are unable to discover drug targets for mAb therapeutics, or if other modalities would be more successful in treating cancer patients, our business will likely be materially harmed. With respect to cancer immunotherapies, although there have been positive clinical results reported by others resulting in some products gaining approval by the FDA, there can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that other classes of targets or other products will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed three partnership agreements involving our product candidates, with only one of them with AstraZeneca still in effect. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with our decision to focus on immuno-oncology that include, among others:

•	not being able to discover new drug targets in this field;

•	our full scope of target discovery capabilities may not be adequate;

•	not having chosen the right therapeutic area;

•	having chosen a therapeutic area with a very high degree of competition;

•	industry interest in this area or in specific classes/families of drug targets within this area of focus would decrease over time;

•	having chosen a therapeutic area of great biological complexity and with very high failure rates in product development;

•	not choosing the appropriate drug modality;

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

Our primary strategy for the development and commercialization of products based on our drug target and therapeutic product candidates depends on third parties to carry out and/or finance, the research, development and commercialization of such products, principally by pharmaceutical and biotechnology companies and other healthcare related organizations and CROs, either on their own or in collaboration with us. To date, we have entered into three partnership agreements with respect to our drug target candidates, only one of which, with AstraZeneca, is still in effect. We cannot be sure that the partnership agreement with AstraZeneca will result in the successful development or commercialization of any product. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of pre-clinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts and/or commercial-scale of drug substance and drug products required for any clinical trials that we initiate and other related services. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701 and COM902, for which we have ongoing Phase 1 clinical trials. In addition, in October 2018 we entered into a master clinical trial collaboration agreement, as amended from time to time, or the MCTC, with Bristol Myers Squibb, to evaluate combinations of COM701 with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207. Pursuant to the MCTC, which is now terminated, Bristol Myers Squibb provided us at no cost Opdivo® and BMS-986207.Accordingly, if any of these third parties breach, terminate or otherwise are unable to fulfill their obligations under the agreements for drug supply, we would need to identify an appropriately qualified alternative source, which could be time consuming, and we may not be able to do so without incurring material delays and costs in the development of our products, including COM701 and COM902.

The manufacturing process for any products based on our technologies that we or our partners may develop is subject to the FDA regulation and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet cGMP requirements and foreign regulatory authority requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any therapeutic drug candidate, we also expect to rely on third parties, to produce materials required for late-stage pivotal clinical trial(s) and commercial supply. We may experience difficulty in obtaining adequate manufacturing capacity for our needs, adequate and sufficient material as well as difficulties and challenges in technology transfer from one manufacturer to the other, as needed. If we are unable to obtain or maintain adequate manufacturing sources for these product candidates, or to do so on commercially reasonable terms and adequate timeline, quality and quantity, we may not be able to successfully develop and commercialize our products.

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

The risks that we face in connection with our existing collaboration and other business alliances as well as those that we may enter into in the future include, among others, the following:

•	we may be unable to reach mutually agreeable terms and conditions with respect to potential new collaborations;

•
we or our current and/or future collaborators may be unable to comply or fully comply with the obligations under collaboration agreements to which we are (or will become) a party, and as a result, we may not generate royalties or milestone payments from such agreements, and our ability to enter into additional agreements may be harmed;

•	our obligations under existing or future collaboration agreements may harm our ability to enter into additional collaboration agreements;

•
collaborators generally have significant discretion in electing whether to pursue any of the planned activities and the manner in which it will be done, including the amount and nature of the resources to be devoted to the development and commercialization of our product candidates;

•	collaborators generally have significant discretion in terminating the collaborations for scientific, clinical, business or other reasons;

•
if our current and/or future collaborators breach or terminate an agreement with us, the development and commercialization of our therapeutic product candidates could be adversely affected because at such time we may not have sufficient financial or other resources or capabilities or access to the other partner’s data and drug(s) to successfully develop and commercialize these therapeutics on our own or find other partners or enforce our rights under breached or terminated agreement;

•	our current and/or future collaborators may fail to design and implement or analyze appropriate preclinical and/or clinical trials;

•	our current and/or future collaborators may not have access to the drug combination treatment required for an effective treatment;

•	our current and/or future collaborators may not be able to identify biomarkers that may be required for further product development or approval;

•	our current and/or future collaborators may require us changing or adopting the trial design to fit their business priorities, standards and other objectives;

•
our current and/or future collaborators may fail to manufacture our therapeutic product candidates needed for either clinical trials or for commercial purposes on a sufficiently large scale, in the required quality and/or in a cost-effective manner;

•	our current and/or future collaborators may fail to develop and market products based on our discoveries due to various development hurdles or regulatory restrictions;

•
our current and/or future collaborators may fail to develop and market products based on our discoveries prior to the successful marketing of competing products by others or prior to expiry of the patents protecting such products;

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	our current and/or future collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar therapeutics;

•	our current and/or future collaborators may terminate the program or the agreement due to the competitive threat we may present to them with similar products;

•	ownership of the intellectual property generated under or incorporated in our current and/or future collaborations may be disputed;

•
our ownership of rights in any intellectual property or products that may result from our current and/or future collaborations may depend on additional investment of resources that we may not be able or willing to make;

•	current and/or future collaborators may pursue alternative products or technologies, by internally developing them or by preferring those of our competitors;

•	disagreements between us and our current and/or future collaborators may lead to delays in, or termination of, the collaboration;

•
our current and/or future collaborators may fail to develop or commercialize successfully any products based on our novel drug targets or therapeutic product candidates to which they have obtained rights from us;

•	we or our current and/or future collaborators may not choose the right drug combinations for our therapeutic product;

•	our current and/or future collaborations may face internal competition by their internal pipelines;

•	prospective collaborators may hesitate to pursue collaborations on novel target candidates that lack robust validation to serve as a basis for the development of therapeutics; and

•
our current and/or future collaborators may be acquired by, acquire, or merge with, another company, and the resulting entity may have different priorities or competitive products to the collaboration product being developed previously by these collaborators.

If any of these risks should materialize, our business, financial condition and results of operations may be materially harmed.

Our existing partnership agreement with AstraZeneca is subject to many risks.

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca. Under the terms of the license agreement, we provided an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel TIGIT/PD-1 bi-specific antibody with a TIGIT component that is derived from our COM902. Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last royalty term in the territory as further specified in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

If significant adverse unforeseen events occur in this collaboration or it is terminated, particularly prior to our signing additional collaboration agreements, our business and financial condition may be materially harmed.

Our reliance on third parties for the performance of key activities heightens the risks faced by our business.

We outsource many of our activities and many key functions to third parties, including major preclinical activities, drug development activities, manufacturing operations, research, validation, discovery and others. We do not control the third parties to whom we outsourced these functions and have limited internal expertise to appropriately manage their activities. However, we are dependent on them to undertake activities and provide services, results, our product candidates or materials, including the production of certain biological reagents, which may be significant to us. If these third parties fail to properly or timely perform these activities or provide us with incorrect or incomplete services or results or fail to produce and/or provide certain materials, tests or analysis, this could lead to significant delays in the program or even program failure, along with significant additional costs and damage. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

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

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms or may not serve us as well as other drugs.

We may need to obtain certain drugs from third parties to further develop our drug candidates to work in combinations with other drugs for selected indications in order to commercialize our drug candidates. If we fail to obtain these drugs or license thereof, our drug candidates may not be sufficiently efficient, and we may not be able to pursue them through development, registration and commercialization. Furthermore, if we pursue clinical trials with third parties to further develop our drug candidates to work in combinations with such other drugs for selected indications and those third parties’ drugs have not received regulatory approval for an indication of interest to us, such clinical trial may not provide us a path for registration and therefore may not serve us best as other drug(s) in the relevant indication.

Risks Related to Competition and Commercialization

Our business model is challenging to implement and to date has not yielded significant revenues.

Our discovery and development capabilities are designed to identify and develop novel products addressing a specific unmet need and enter into collaborations with partners with respect to such novel products. Our objective is that under these collaborations, we will have the right to receive various forms of revenues from such products or product candidates. To date, we have entered into three partnership agreements with respect to our pipeline programs, only one of which, with AstraZeneca, is currently in effect. There can be no assurance that our current or any future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to us, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries and product candidates, our business may be materially harmed.

Currently we have an ongoing collaboration with AstraZeneca, pursuant to which rilvegostomig, a novel anti-PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, entered into a Phase 2 clinical trial in the fourth quarter of 2022. In addition, we have two clinical programs fully owned by us, COM701 and COM902, and a pre-clinical program, COM503, all of which are available for partnering arrangements.

There can be no assurance that we will be able to establish collaborations for COM701 or additional collaborations COM902 or for our early-stage programs in the target discovery, research, validation and preclinical stage. Failure to enter into collaborations, may materially harm our business. The research and validation data generated to date for our early-stage pipeline and the clinical data generated to date for COM701 and COM902 may not be sufficient to attract interest from prospective collaborators and we may fail to generate data suitable to draw interest with potential partners. Furthermore, our drug target candidates or therapeutic product candidates may not fit their corporate or clinical strategy. These companies may require more data, including their independent testing of our early-stage therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaborative arrangement of our therapeutic product candidates, and as a result may harm our business.

Additionally, we may not be able to demonstrate efficacy or safety, prove our scientific or preclinical hypothesis or obtain approval for and commercialize our products as monotherapy treatments. We may be required to combine our product candidates with other products to provide sufficient data for approval by FDA and other regulatory authorities, in all or in specific indications (which may require our dependency on third-party drugs). As part of our business strategy, we are looking to establish clinical collaborations with pharmaceutical and biotechnology companies to specifically test the hypothesis that there may be greater effects when combining our products with other products. In October 2018, we entered into the MCTC, with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® and thereafter amended such agreement to further evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and with and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207. On August 3, 2022, we entered into a letter agreement with Bristol Myers Squibb pursuant to which the MCTC between the parties was terminated as of such date. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. There can be no assurance that we will be able to establish additional clinical collaborations or to maintain our existing collaboration. Failure to enter into clinical collaborations to pursue drug combinations may materially harm our business. These potential combination products may include both marketed as well as investigational products, and as such, adverse events resulting from combining the products or investigational agents are unknown and could be severe, including resulting in death of the patient due to these unknown toxicities. Furthermore, using our therapeutic product candidates as part of combinations therapy may result in a situation under which our therapeutic product candidates will be entitled to only a fraction of the anticipated product revenues.

We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

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

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors and others may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources or use different approaches than we do to receive marketing approval before our products. Additionally, these third parties compete with us in recruiting and retaining qualified scientific, drug development and management personnel and advisors, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors or change in potential acquirers’ preferences. In addition, increased industry interest and deals in the anti-TIGIT and anti-PVRIG field may further enhance the competition for our clinical stage assets COM902 and COM701 and may include companies with significantly greater resources and capabilities than we have. For example, in January 2022 Coherus exercised its option to Junshi Biosciences’ TIGIT-targeted antibody JS006 and initiated phase 1 clinical trials, in December 2021 Novartis signed an option, collaboration and license agreement with Beigene for its TIGIT inhibitor ociperlimab, in November 2021 Gilead and Taiho each exercised its option to Arcus’ anti-TIGIT antibodies domvanalimab and AB308 each pursuant to its respective territorial rights, in June 2021 GSK and iTeos Therapeutics entered into an agreement to co-develop and co-commercialize iTeos’ anti-TIGIT antibody EOS-448, and in December 2020 GSK licensed worldwide development and commercial rights to Surface Oncology’s preclinical program SRF813 (now GSK4381562), an antibody targeting PVRIG which has received FDA IND clearance in December 2021 and initiated phase I studies.

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

In addition, there is a trend towards consolidation in the pharmaceutical, diagnostic and biotechnology industry, which may result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in our industry. In addition, it is possible that because of adverse or volatile capital market conditions, companies may be willing to enter into mergers and acquisition transactions or other sale of asset transactions on terms more favorable to acquirer and thereby further intensify competition. This trend may also result in fewer potential collaborators or licensees for our therapeutic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. In addition, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in our discovery capabilities or individual discoveries or product candidates as a result of a modified strategy, new priorities, competition and revised capabilities or portfolio of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates or to keep current collaboration in place or on-track and as a result may harm our business.

Established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel drug targets or therapeutic products or to in-license novel drug targets or therapeutic products that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, compliance regimen, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations.

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental validation results particularly those discovered through a computational discovery approach.

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early validation stage or drug discovery stage is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support its clinical and business potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early-stage collaborations based on newly discovered targets, more so if discovered by computer prediction and has no or limited published scientific support, as opposed to drug targets backed with human clinical trial data, or product candidates with significant published experimental validation. Therefore, we cannot assure that our business model to enter into commercialization arrangements for our early-stage novel targets and product candidates will be successful.

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

•	products that have been approved or are in late stages of development and in many cases, PD-1 or PDL-1 inhibitors that are serving or will be serving as the backbone of cancer immunotherapy;

•	reduced reliance on collaborations or partnerships with third parties in order to further develop and commercialize competitive therapeutic products; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, and collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. Since its enactment, there have been  congressional, judicial, and executive  challenges to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges or additional health reform measures of the Biden administration will impact the ACA and our business.

In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, the IRA, and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

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

Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. While we have not yet developed any companion diagnostic test for our product candidates, if we or our collaborators do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates.

Risks Related to our Operations and Other Risks Related to our Business

Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

We manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with a limited workforce and by using third parties to provide us services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

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

It can also be difficult for us to find employees with appropriate experience for our business, which difficulty is further heightened when seeking experienced personnel in Israel. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug and clinical development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result, we may face higher than average employee turnover or challenges in hiring due to such competition.

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

We, and the third parties upon whom we rely, process, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and other sensitive data the Company may process (collectively, sensitive information). We have implemented and maintain physical and software security measures to preserve and protect our computers and communication, hardware and software systems as well as our data and third parties’ data. However, these methods may not fully protect us against fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events. In addition, these measures may not be sufficient to prevent unauthorized access, use or publication of proprietary data. This could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive or proprietary information or our information technology systems, or those of the third parties upon whom we rely. In addition, a party, including an employee or a contractor, who obtains unauthorized access to our proprietary data or breaches a confidentiality agreement with us could publish or transfer large portions or all of our proprietary data, which could be used to undermine our competitive advantage or market position.

Our information technology systems, or those of our cloud providers, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our information technology systems, cloud based computers and those of our CROs and other contractors and consultants are vulnerable to damage. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations. While, to our knowledge, we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption to our programs and could materially harm our operations and even cause our business to cease. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, which may expose sensitive data to unauthorized persons. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. While we are taking different measures as aforesaid, software such as those used by us can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, and in a penetration test performed by our security vendor, there were critical vulnerabilities identified related to certain internal network operations that we are actively working to remedy and mitigate any effects they may have on our business, though, even if we are able to obtain a patch or other fix to address such vulnerabilities, such fix may be difficult to implement or otherwise be delayed or become ineffective during the passage of time. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our therapeutic candidates could be delayed.

The reliability and continuous availability of our information technology is critical to our success.  However, software such as those used by us can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements are released. Additionally, even if we are able to obtain a patch or other fix to address such vulnerabilities, such fix may be difficult to implement or otherwise be delayed. For example, in connection with a penetration test performed by our security vendor, there were critical vulnerabilities identified related to certain internal network operations. We are actively working to remedy the vulnerabilities and mitigate any effects they may have on our business.

Our business and operations would suffer if our information technology systems or infrastructure or data, or our vendors’ or partners’, are or were compromised.

We, our vendors and our partners collect, store, use, transmit, disclose, or otherwise process, or Process, proprietary, confidential, and sensitive data, including personal data of our employees, clinical trial patients, and others, intellectual property and trade secrets. We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. We also rely on third-party service providers to provide other services necessary to operate our business, including our CROs. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We, our vendors and our partners rely on information technology systems, including those provided by third-party service providers, to keep financial records, capture laboratory data, maintain clinical trial data and corporate records, communicate with staff and external parties and operate other critical functions. Our ability to monitor our vendors’ and partners’ information security practices is limited, and these third parties may not have adequate information security measures in place. Our information technology systems, and those of our vendors’ and partners’, are vulnerable to a variety of evolving threats from various sources, including traditional computer hackers, personnel (such as through theft or misuse), threat actors, sophisticated nation states, and nation-state-supported actors. These threats include but are not limited to social-engineering attacks, malicious code (such as viruses), malware, denial-of-service attacks, ransomware attacks, supply-chain attacks, server malfunctions, software or hardware failures, or other disruptive events including but not limited to natural disasters. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. If we or our vendors or partners were to suffer a security breach or other interruption, we could experience unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or our vendors and partners (including personally identifiable information or personal data). Although we have implemented security measures designed to protect against security breaches and other incidents and maintain offsite back-ups of our data, such measures may fail. Security breaches, vulnerabilities, and other inappropriate access can be difficult to detect because such threats and techniques change frequently and are often sophisticated in nature. If we or our vendors and partners experience (or are perceived to have experienced) a security breach or other incident or disruption, we may experience adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including clinical trial data), litigation, indemnification obligations, loss of data (including clinical trial data) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attended consequences may interrupt our clinical trials, reduce demand for our product candidates, and delay or negatively impact the development and commercialization of our product candidates and ability to grow and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents.If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Moreover, failure to maintain effective internal accounting controls related to data security in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

We are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We, our vendors and our partners collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential, and sensitive data, including personal data, data we collect about trial participants in connection with clinical trials, sensitive third-party data, trade secrets, intellectual property, and other sensitive data. We and our vendors and partners may be subject to numerous data privacy and security obligations, such as various federal, state, local and foreign data laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal data apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes specific requirements on our correspondence with subscribers for email communication. Additionally, laws in all 50 states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA, which took effect in most material respects on January 1, 2023, significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. The CCPA, as amended requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. An increasing number of foreign data protection laws may also apply to health-related and other personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation, or EU GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 and the regulations promulgated thereunder, or the PPL, including the Israeli Privacy Protection Regulations (Data Security) 2017, imposing obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the PPL may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational security measures. Failure to comply with the PPL and with guidelines issued by the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Furthermore, many jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). Existing mechanisms that may facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR regulates transfers of personal data subject to the EU GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. In addition, the United Kingdom similarly restricts transfers of personal data outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we could experience material adverse effects. Our obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Compliance with privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure or perceived failure by us or our collaborators to comply with U.S. and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, bans on processing personal data, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with privacy or security obligations or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and other jurisdictions which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings also may result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect all our intellectual property or prevent others from designing their products in a way to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop and could threaten our ability to commercialize product candidates and expose us to unexpected competition that could have a material adverse impact on our business. For example, in October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies. Following our response, a preliminary non-binding opinion of the European opposition division was received in October 2022, with a summons to attend oral proceedings in July 2023. The opposition division preliminary non-binding opinion accepts some of our arguments filed in our response in March 2021 and acknowledges that the formal requirements of the priority claim of the patent that is the subject matter of the opposition are being successfully met. Nevertheless, the preliminary non-binding opinion states that the requirements of novelty and inventive step for the said patent are not met, mainly because the oppositions division believes that our priority documents do not contain sufficient data that plausibly link anti-PVRIG antibodies to activation of T cells and/or NK cells, and to the treatment of cancer. Based on similar considerations the division considers the claimed subject-matter insufficiently disclosed in the patent. We plan to timely respond the preliminary non-binding opinion. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2. We plan to timely respond to this opposition.

Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future and increase the uncertainties and costs surrounding the prosecution of patent applications, and the enforcement or defense of our issued patents. Such changes could diminish the value of our patents and applications, thereby impairing our ability to protect our product candidates, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, on the grounds that it failed to satisfy the requirements found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit called into question the validity of numerous existing patents. In November 2022, the Supreme Court granted certiorari in Amgen v. Sanofi, agreeing to review the Federal Circuit’s “full scope of the claimed embodiments” test for enablement. Nonetheless, in the current IP environment in the U.S., we may not be able to obtain or defend broad patent protection on our antibody inventions.

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

•
even if we succeed in obtaining patent claims protecting our inventions and product candidates, our patents could be subject to challenge and litigation by our competitors, and may be partially or wholly invalidated as a result of such legal/judicial challenges and in connection with such challenges;

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

In the future, we may need to obtain additional licenses of third-party technology or other rights that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We may be required to license technology or other rights from third parties to further develop or commercialize our investigational products. Should we be required to obtain licenses to any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

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

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement or opposition proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. In this respect, in October 2020, two parties, one being GSK (following an assignment), filed oppositions in the EPO requesting revocation of our granted European patent relating to anti-PVRIG antibodies that expires in 2036 as further described above, and in January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

Once granted, patents may remain open to opposition (as specified above generally and with respect to us specifically), interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

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

Our headquarters and research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; and

•	a downturn in the economic, political, social or financial condition in Israel.

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

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), while maintaining a military presence in Syria and Lebanon, and with regard to Iran’s nuclear program. In addition, the normalization agreements that Israel has entered into with some Arab countries in the Middle East may affect the geo-political condition in the Middle East in general, and the relations between Israel and Iran in particular.

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

In addition, recent political and civil actions in Israel during the months of January and February 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

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

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the dollar and the NIS, which may have a material adverse effect on our financial condition. For example, if the NIS significantly devaluates against the dollar due to conditions in the Middle East and/or in Israel or otherwise, then the dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. In 2022 the dollar appreciated against the NIS by 13.2% while in 2021 and 2020, the dollar depreciated against the NIS by 3.3% and by 7.0%, respectively. As a result of these fluctuations, our NIS denominated expenses were affected.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation in Israel, which increased significantly during 2022 and was 5.3%, has affected us by increasing the costs of materials and labor needed to operate our business and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

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

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be affected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. See “Item 10. Additional Information – B. Memorandum and Articles of Association.” Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10. Additional Information – E. Taxation – Israeli Taxation.”

In addition, in accordance with the Restrictive Trade Practices Law, 1988 and under the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder, together, the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses – The Israel Innovation Authority.” In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

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

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of a portion of our research and development expenditures. Even following full repayment of any IIA grants, and unless agreed otherwise by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the R&D Law with respect to technologies which were financed by such grants, or the Financed Know-How, including an obligation for repayment of such grants from sales of products (and related services) based on the Financed Know-How, if and when such sales occur. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. Moreover, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses – The Israel Innovation Authority.”

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

In addition, we may follow home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees. For the list of specific exemptions that we chose to adopt, please see “Item 16G – Corporate Governance.”

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

Risks Related to our Ordinary Shares

We may not be able to meet the continued listing standards of Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ordinary shares and our ability to access the capital markets.

Our ordinary shares are listed on The Nasdaq Global Market. The Nasdaq Stock Market LLC, or the Nasdaq, provides various continued listing requirements that a company must meet in order for its shares to continue trading on the exchange. Among these requirements is the requirement that our shares trade at a minimum bid price of $1.00 per share. On October 31, 2022, we received a written notice from the Listing Qualifications Department of Nasdaq, notifying us that our ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5450(a)(1), or the Minimum Bid Price Requirement.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days from the date of the notification letter from Nasdaq, or until May 1, 2023, to regain compliance with the Minimum Bid Price Requirement. If at any time before May 1, 2023, the closing bid price of our ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Price Requirement, following which, Nasdaq will provide a written confirmation of compliance and the matter will be closed. In the event that we do not regain compliance by May 1, 2023, we may transfer the listing and trading of our ordinary shares to The Nasdaq Capital Market, provided that we meet the applicable standards for initial listing of our ordinary shares on the Nasdaq Capital Market (other than the Minimum Bid Price Requirement) and may be eligible for an additional 180 calendar day grace period by providing a written notice of our intention to cure the deficiency during this second compliance period by effecting a reverse share split, if necessary. If we do not regain compliance with the Minimum Bid Price Requirement by May 1, 2023, and we are ineligible for an additional grace period, Nasdaq will provide written notice that the ordinary shares are subject to delisting from The Nasdaq Global Market. In that event, we may appeal the determination to a Nasdaq hearings panel.

There is no assurance that our share price will trade at or above a minimum bid price of $1.00 per share and if we fail to meet minimum listing requirements, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other Nasdaq listing criteria. Any such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, collaborators and employees.

Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

If our existing shareholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2022, we had a total of 86,624,643 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, and our 2021 Employee Share Purchase Plan, or ESPP, as of December 31, 2022, 10,400,192 ordinary shares that are either subject to outstanding options or reserved for future issuance under our 2010 Plan and ESPP were eligible for sale in the public market, subject to, in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. In addition, as of December 31, 2022, we had 297,469 warrants outstanding exercisable into 297,469 ordinary shares. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

During the 2022 calendar year, our closing share price on Nasdaq ranged from a low of $0.58 to a high of $4.64 and trading volume was volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global or regional macroeconomic developments;

•	the spread, and resulting actions, of COVID-19 or other global or regional health pandemics or epidemics;

•	clinical data disclosed by us or our competitors;

•	massive sell of our shares by a large shareholder;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	our ability (or lack thereof) to disclose key discoveries or developments due to competitive concerns or need to secure our intellectual property position;

•	achievement or denial of regulatory approvals by us or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	trends in share price of companies in our field or industry;

•	announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	developments concerning material proprietary rights, including material patents;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	changes in the structure of healthcare payment systems;

•	delay or failure by us or our partners in initiating, completing or analyzing preclinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in estimates by securities analysts;

•	changes in senior management or the board of directors or changes in the size or structure of the company;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations;

•	our ability (or lack thereof) to show and accurately predict revenues; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

Because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of our ordinary shares for any return on their investment and may not receive any funds without selling their ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our ordinary shares, if any, could provide a return to investors for the foreseeable future. In addition, because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, if our shareholders want to receive funds in respect of our ordinary shares, they must sell their ordinary shares to do so.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on The Nasdaq Global Market, our ordinary shares are also traded on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets take place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

If we are a passive foreign investment company, or PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, we generally will be classified as a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on the basis of a weighted quarterly average) of our total assets for the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and certain rents or royalties (excluding rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were a PFIC for the taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are classified as a PFIC for any taxable year during which a U.S. shareholder holds our ordinary shares, U.S. investors could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders (as defined in “Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”), the addition of interest charges on certain taxes treated as deferred taxes, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF, or, in some circumstances, a “mark to market” election. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year, although, there is no assurance that we will do so. There is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. holders, see “Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders – Passive Foreign Investment Company Rules”.

If we are a controlled foreign corporation, there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a “CFC”, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” (as defined below), “global intangible low taxed income,” and investment of earnings in U.S. property, regardless of whether we make any distributions. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. We cannot provide any assurance that we will assist investors in determining whether we or any of our future non-U.S. subsidiaries are treated as a CFC or furnish to any U.S. holder the information required to comply with the reporting and tax-paying obligations discussed above. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

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

Each U.S. holder (as defined in Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined above), we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

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

General Risks

Unfavorable global or domestic political or economic conditions could adversely affect our business, financial condition or results of operations.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results. Among other matters, the continued risk of a debt default by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or pharmaceutical industry.

In addition, recent political and civil actions in Israel during the month of January and February 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any. Furthermore, although to date we have not been directly impacted by the current military conflict between Russia and Ukraine, this conflict, or any expansion thereof, could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with whom we conduct business. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are being increasingly judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

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

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have significant operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our cash position and expected cash runway.

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

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 225 Bush Street, Suite 348, San Francisco, CA 94104, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, our capital expenditures were $0.4 million, $0.4 million and $0.1 million, respectively. As of December 31, 2022, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

We are a clinical-stage therapeutic discovery and development company utilizing our broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally by COM701, COM902 and rilvegostomig. Our lead product candidates, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Based on the data from the Phase 1 trials and as part of our corporate focus on two specific tumor types for the further clinical evaluation of COM701 and COM902, we intend to initiate two clinical trials evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in metastatic microsatellite stable colorectal cancer patients and one in platinum resistant ovarian cancer patients. We plan to dose first patient to these trials in the first quarter of 2023 and in the second quarter of 2023, respectively. As part of Phase 1 clinical trials for our lead product candidates, COM701, we evaluated COM701 as a monotherapy and under clinical collaboration with Bristol Myers Squibb Company in combination with nivolumab ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Following the termination of our collaboration with Bristol Myers Squibb Company, these combination studies are being wound down while the monitoring of patients on study treatment is ongoing. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is in Phase 2 clinical trial in patients with advanced or metastatic non-small cell lung cancer and locally advanced or metastatic gastric cancer. Our therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. Our most advanced early-stage program, COM503, is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. COM503 is being advanced into IND enabling studies and we plan to file an IND in 2024. Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled the advancement of three drug targets from computer prediction through successful preclinical studies to the clinic and as a result, we believe that we are uniquely positioned to discover and develop potential new, first-in-class treatment options for cancer patients.

Our Strategy

We aim to transform patient lives by developing first-in-class therapeutics in the field of cancer immunotherapy based on our computational target discovery capabilities. Our pipeline strategy for the development of potentially first-in-class cancer immunotherapies is differentiated in the competitive landscape of immuno-oncology in the following manner:

•	We discover novel drug targets and biological pathways with the potential to address the unmet need of patients non-responsive to current cancer immunotherapies;

•
We integrate our cutting-edge computational capabilities with our ground-breaking immuno-oncology research and drug development expertise to inform our target discovery and drug development process; and

•	We identify drug combinations and design biomarker strategy for potential future patient selection.

We believe this uniquely positions us in the discovery and the development of first-in-class drugs for cancer immunotherapy.

In our clinical therapeutic pipeline, our most advanced programs are:

•
COM701 is our lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggests that the PVRIG pathway is parallel and complementary to TIGIT, an immune checkpoint discovered computationally by us in 2009. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. In certain tumors, the blockade of both TIGIT and PVRIG may be required to stimulate an antitumor immune response, with or without additional PD-1 pathway blockade. Phase 1 trials for COM701 were initiated in September 2018.

•
COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint. COM902 blocks the interaction of TIGIT with PVR, its ligand. Our preclinical data suggests that in certain tumor indications the blockage of both TIGIT and PVRIG, two coinhibitory arms of the DNAM-1 axis, may be required to stimulate an anti-tumor immune response with or without the blockade of the PD-1 pathway. Phase 1 trials for COM902 were initiated in March 2020.

•
Rilvegostomig is a novel PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902 and is being developed by AstraZeneca pursuant to an exclusive license agreement with AstraZeneca. AstraZeneca initiated its Phase 2 trial in patients with advanced or metastatic non-small cell lung cancer in September 2022. In February 2023, AstraZeneca announced that it plans to initiate a Phase 3 trial for rilvegostomig and that expanded Phase 2 for rilvegostomig is in development.

In addition to our clinical therapeutic pipeline, bapotulimab, an antibody targeting ILDR2, licensed to Bayer, under a research and discovery collaboration and license agreement has been evaluated in Phase 1 clinical trials in naïve head and neck squamous cell carcinoma patients. This research and discovery collaboration and license agreement expired on February 27, 2023, and we are currently in the process of obtaining certain rights from Bayer to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represents a significant commercial market. Global cancer immunotherapy revenues of $87 billion were reported for 2020 and sales of therapies targeting immune checkpoints registered approximately $31 to 37 billion worldwide in 2021. Industry analysts estimate that the cancer immunotherapy market has a significant growth potential and annual sales’ projections of some of $144 billion by 2025 with immune checkpoints accounting for approximately $63 billion.

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

Our discovery strategy is focused on the discovery of new drug targets involved in mechanisms of immune resistance and which may consequently provide new cancer immunotherapies for enhancing anti-tumor immune responses in cancer patients.

While immunotherapy revolutionized the landscape for oncology treatments by providing a new treatment option leading to lasting benefits for some patients; the response rates to immunotherapy vary greatly across different cancer indications, averaging approximately 15% to 30% overall thereby leaving a significant unmet medical need for many patients that may be addressed by the discovery of new biological pathways that could serve for the development of new cancer immunotherapies.

Therapeutic Pipeline

•	COM701 - a therapeutic antibody targeting PVRIG

Pathway expression and preclinical data

COM701 is a potentially first-in-class humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses.  In addition, COM701 combined with anti-PD-1 antibodies has demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, supporting the suggested intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

PVRIG and TIGIT constitute parallel immune checkpoint pathways that interact with DNAM-1, a costimulatory molecule on T cells and NK cells. While PVRIG and TIGIT are complementary and part of the same biological axis, our research shows that they are in fact distinct. PVRIG and TIGIT bind to different ligands (PVRL2 and PVR, respectively), they are expressed on different immune cell types and their ligands have different expression patterns.

Furthermore, our data show that similar to TIGIT, PVRIG is expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in both dendritic cells and tertiary lymphoid structures, as well as in PD-L1low less inflamed tumors. TSCM cells, dendritic cells and tertiary lymphoid structures have all been shown to be important in clinical response to checkpoint inhibitors. Preclinical data for COM701 suggest that PVRIG may be a dominant checkpoint pathway in diverse patient populations with tumors that express elevated PVRL2, the ligand of PVRIG, as compared to expression of PVR, the ligand of TIGIT. This includes patients with breast, endometrial, and ovarian cancers. In addition, expression studies showed that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as those noted above, as well as lung, kidney, colorectal and head & neck cancers. In these tumors the blockade of both TIGIT and PVRIG may be required to stimulate an anti-tumor immune response, with or without additional PD-1 pathway blockade. COM701 is in a Phase 1 clinical trial in patients with advanced solid tumors, to evaluate in combination therapy with PD-1 inhibitor ± TIGIT inhibitor.

Clinical Development - Bristol Myers Squibb Collaboration

In October 2018, we entered into the MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab). In February 2020, the MCTC was amended to include a Phase 1/2 clinical trial, sponsored by Compugen, to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors. In February 2021, the MCTC was further amended to include an expansion of the Phase 1 combination trial designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors and in November 2021 the MCTC was amended again to, among other things, establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration.

On August 3, 2022, in efforts to adapt to challenging market conditions, we took a strategic decision to focus on prioritized indications and to wind down our broad Phase 1 cohort expansion program and therefore entered into a letter agreement with Bristol Myers Squibb pursuant to which the MCTC between the parties was terminated as of such date. In connection with such termination, the parties agreed to use reasonable efforts to wind down activities under the CTCA with respect to the dual combination study of COM701 with Opdivo® and the triple combination study of COM701 with Opdivo® and Bristol Myers Squibb’s investigational anti-TIGIT antibody BMS- 986207 and to create a sub-team of the parties to oversee such wind-down activities. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. Until the conclusion of the wind down of the combination studies with Bristol Myers Squibb, Bristol Myers Squibb continues to supply at no cost Opdivo® for the dual combination trial and supplies both Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207 at no cost, for the triple combination trial.

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

Phase 1 Arm B of the trial evaluates the safety and tolerability and preliminary antitumor activity of COM701 in combination with a PD-1 inhibitor. A patient population with similar eligibility criteria as enrolled for the dose escalation cohorts in Arm A was enrolled for this part of the trial and enrollment was completed during 2020.

In June 2021, we announced that the first patient in the combination expansion cohort of this Phase 1 Arm B clinical has been dosed. The indications for the combination therapy expansion cohort, ovarian, breast, endometrial and colorectal cancers were selected based on preclinical biomarker assessments and based on emerging clinical data from the dose-escalation cohorts of the trial.

Following the completion of enrollment of few cohorts in the study and data disclosure from this completed cohorts, we are currently winding down this study and do not plan to further enroll additional patients.

Data disclosed from this arm in 2022:

In November 2022, at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC), we presented preliminary data in a poster titled “PVRIG, a novel T cell checkpoint, is preferentially expressed in TLS on stem-like memory T cells, potentially inhibiting their expansion”. Key findings from the poster included:

•	COM701 in combination with nivolumab induced preliminary anti-tumor activity and TME immune-modulation in patients with MSS-CRC typically not responsive to approved checkpoint inhibitors
•	PVRIG has a unique dominant expression on early differentiated T like stem cells (Tscm) and its ligand, PVRL2, is expressed on dendritic cells (DCs)
•	Spatial transcriptomic analysis showed that Tscm and DCs preferentially localize to Tertiary Lymphoid Structures (TLS) regions while exhausted T cells localize to the tumor
•	PVRIG is dominantly expressed on CD8+ T cells in TLS region
•	PVRIG blockade may enhance Tscm activation by DCs in lymph-nodes and TLS, a mechanism which potentially could lead to increased T cell expansion and infiltration into cold tumors

In November 2022, at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC), we presented preliminary data in a poster titled “COM701 plus nivolumab demonstrates preliminary antitumor activity and immune modulation of tumor microenvironment in patients with metastatic MSS-CRC and liver metastases”. Key findings from the poster, with a data cut-off date of June 17, 2022, included:

•	COM701+ nivolumab combination is well tolerated with a favorable safety profile

•	ORR 2/22 (9%) higher than ORR (1-2%) reported for standard of care - regorafenib or TAS-102
•
Encouraging preliminary antitumor activity in the subset of MSS-CRC patients with liver metastases, ORR 2/17 (12%), compared to 0% ORR historically for other immunotherapies in a U.S. patient population

•
Translational data demonstrated potent TME immune activation, in the majority of patients based on 13 paired biopsies, most notable in responders and consistent with COM701 mechanism of action. Such modulation is not typical of checkpoint inhibitors in cold indications

In December 2022, at the European Society of Medical Oncology Immuno-Oncology (ESMO-IO), we presented preliminary data from poster “COM701 in combination with nivolumab demonstrates preliminary antitumor activity in patients with platinum resistant epithelial ovarian cancer”. Key findings from the poster, with a data cut-off date of November 23, 2022, included:

•	In 20 patients who had exhausted all standard therapies, with a median number of 6 prior therapies, the dual combination demonstrated:
•	Encouraging overall response rate of 10%, with 2 partial responses and 1 ongoing at the data cut-off date
•	Disease control rate of 45% (2 confirmed partial responses, 7 stable disease)
•	Translational assessment of peripheral blood, showed a pharmacodynamic activation of the immune system
•
One patient with a partial response supported by increased infiltration of CD8 cells into the tumor microenvironment, had high grade serous adenocarcinoma, 7 prior lines of treatment including best response of progressive disease on the combination of nivolumab and lucitanib (an investigational agent)

•	Most frequent treatment related adverse events grade 1/2, no grade 4/5 adverse events
•	65% of the patients had high-grade serous adenocarcinoma, including the two responders

In December 2022, at the European Society of Medical Oncology Immuno-Oncology (ESMO-IO), we presented preliminary data from poster “COM701 ± Nivolumab – preliminary results of antitumor activity from a phase 1 trial in patients with metastatic NSCLC who have received prior PD-1/PD-L1 inhibitor”. Key findings from the poster, with a data cut-off date of November 23, 2022, showed that COM701 ± nivolumab demonstrates preliminary encouraging signal of antitumor activity in a heavily pretreated population of patients with NSCLC with prior ICI treatment. Most of the patients 4/7 [57%] received ≥2 prior lines of immune checkpoint inhibitors, all 4 patients with SD, with 2/4 [50%] with SD ≥6 months median overall survival (median of 4 prior lines of therapy including multiple ICI in 57% of patients): COM701 + nivolumab (10 months), COM701 monotherapy (9.5 months). Historical data with LungMAP2: post ICI NSCLC data - 1 prior line of ICI in metastatic setting, median overall survival 14.5 months (80% CI: 13.9 to 16.1) for ramucirumab + pembrolizumab vs standard of care of 11.6 months (80% CI 9.9 to 13.0).

Phase 1/2 trial was designed to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and BMS-986207. The trial was designed to evaluate a safe and tolerable dose of the combination during dose escalation and antitumor activity in selected tumor types in the expansion cohorts (ovarian cancer, endometrial cancer, head and neck and a biomarker-driven arm of tumor types with high expression of PVRL2). Dose levels for Opdivo® and BMS-986207 combinations have already been determined through prior testing by Bristol Myers Squibb, allowing for dose escalation of COM701 with fixed doses of Opdivo® and BMS‑986207.

In July 2021 we dosed the first patient in this trial. Following the completion of enrollment of the ovarian cohort in the study and its respective data disclosure we are currently winding down this study and do not plan to further enroll additional patients.

Data disclosed from this trial in 2022:

In December 2022, at the European Society of Medical Oncology Immuno-Oncology (ESMO-IO), we presented data from poster: “Triple blockade of the DNAM-axis with COM701 + BMS-986207 + nivolumab demonstrates preliminary antitumor activity in patients with platinum resistant OVCA.” Key findings from the poster, with a data cut-off date of November 23, 2022, included:

•	In 20 patients who had exhausted all standard therapies, with a median number of 4 prior therapies, the triple combination demonstrated:
•
Encouraging overall response rate of 20%, with 4 confirmed partial responses, out of which 3 are responding for at least 9 months. All 4 responders are still on study treatment at the data cut-off date, therefore median duration of response has not been reached

•	Disease control rate of 45% (4 confirmed partial responses, 5 stable disease)
•	Low pre-treatment PD-L1 expression in 2 of the responders (CPS <1 and 3), analysis of the other responders is still ongoing
•	Translational assessment of peripheral blood, including profiling of cytokines and circulating immune cells, showed a pharmacodynamic activation of the immune system
•	Most frequent treatment related adverse events grade 1/2, no grade 4/5 treatment related adverse events
•	55% of the patients had high-grade serous adenocarcinoma, including three of the responders

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

COM902 Clinical Programs

Phase 1 Monotherapy trial evaluated the safety and tolerability of COM902 in patients with advanced malignancies through sequential dose escalations. The patient population enrolled to the dose escalation cohort is all comers and included patients who have failed prior therapies including other checkpoint inhibitors and have no other available approved therapies.

We completed the monotherapy dose escalation trial, and enrolled patients to the expansion cohort.

Phase 1 Combination of COM902 with COM701 was designed to assess the safety, tolerability and preliminary antitumor activity of COM902 in combination with COM701 in patients with advanced malignancies during dose escalation and in selected tumor types in the expansion cohorts (colorectal cancer, non-small cell lung cancer and head and neck). Enrollment to these cohorts was terminated in conjunction with the winding down of the studies under collaboration with Bristol Myers Squibb and the decision to focus on two tumor types for further studies. We amended the study protocol to include patients with metastatic CRC (MSS) and platinum resistant ovarian cancer. These patients with MSS-CRC and platinum resistant ovarian cancer will receive study treatment with COM902 + COM701 + pembrolizumab.

•	Rilvegostomig - a therapeutic PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902

Rilvegostomig is a novel PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 being developed by AstraZeneca pursuant to an exclusive license between us and AstraZeneca.

In March 2018, we entered into an exclusive license agreement with AstraZeneca, pursuant to which, we granted to AstraZeneca an exclusive license to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT.

Rilvegostomig is currently being evaluated by AstraZeneca in a Phase 2 trial in patients with advanced or metastatic non-small cell lung cancer and in Phase 2 in patients with Locally Advanced Unresectable or Metastatic Gastric or Gastroesophageal Junction Adenocarcinoma.

In February 2023, AstraZeneca announced that it plans to initiate a Phase 3 trial for rilvegostomig and that expanded Phase 2 for rilvegostomig is in development.

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

Under the collaboration agreement, bapotulimab was previously evaluated by Bayer in a Phase 1 expansion trial in combination with Keytruda, in head and neck cancer that has returned or is discovered to be metastatic and is expressing PDL1 to evaluate the combination treatment.

On November 29, 2022, Bayer notified us that it has resolved to terminate, effective as of February 27, 2023, our 2013 research and development collaboration and license agreement.

In accordance with the terms of said agreement, we are currently in the process of obtaining certain rights from Bayer to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

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

We are using three approaches in our biomarker strategy. We are computationally analyzing omics data to identify tumor indications in which the pathway of our target is elevated. This analysis is thereafter being validated experimentally, and the validated data is used for indication selection for our clinical trials. We used this approach for COM701 to select the tumor types for inclusion in our cohort expansion studies. Such antitumor activity further supports our biomarker-informed approach and predictive discovery capabilities.

The second part of our biomarker strategy is the identification of potential biomarkers for future patient selection. In this approach, being used for our COM701 program as a stand-alone and in combination, we are using various cutting-edge technologies and methodologies on both biopsies, liquid biopsies, and blood samples. The different technologies include immunohistochemistry, transcriptomic, genomic and proteomic analysis. Data generated by these technologies also inform us on the suggested mechanism of action of COM701. In the immunohistochemistry analysis, we are currently evaluating the correlation between the expression of PDL-1 and the PVRIG pathway with clinical response.

Thirdly, we have a pharmacodynamic biomarker approach where we measure immune modulation induced by COM701 and combinations in peripheral and tumor patient samples obtained before and during treatment. In this analysis we measure both protein and sequence analytics, such as cytokine analysis, immune phenotyping, proteomic changes, transcriptomics analysis, and TCR clonality. This again serves for the identification of potential biomarkers and also inform us on the suggested mechanism of action of COM701.

Early-Stage Pipeline

Immuno-oncology represents a paradigm shift in the treatment of cancer, and biological drugs blocking immune checkpoint targets have already resulted in long-term patient survival in certain cancer types. Despite their potential, current checkpoint inhibitors are limited to a few targets and are only effective in certain patients and in certain cancers. We believe that the identification of new drug targets and new biological pathways has the potential to broaden the reach of cancer immunotherapies to more types of cancers and many more patients.

Our early-stage programs were discovered using our discovery capabilities and consists of drug targets with the potential to address various mechanisms of immune resistance and consequently may provide new cancer immunotherapies for patients non-responsive to current cancer therapies.

Our most advanced early-stage program, COM503, is a potential first-in-class, high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. We are currently advancing COM503 into IND enabling studies and plan to file an IND in 2024.

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

Our broadly applicable predictive drug target discovery capabilities employ a suite of cloud-based computational solutions and purpose-built algorithms to sort through both public and proprietary datasets encompassing genomics, single cell and spatial transcriptomics, proteomics and machine learning based analysis of IHC images. From these massive datasets, our platforms analyze characteristics, such as gene structure, protein domains, predicted cellular localization, expression pattern, as well as other characteristics to identify potential druggable targets and predict their biological functions. Over the past decade, we have continued to refine our analysis by incorporating new public and in-house experimental data.

We have demonstrated the applicability of our discovery approach in computationally identifying multiple in-silico targets, including PVRIG, TIGIT and ILDR2, the first two now serve as the targets for therapeutic antibodies currently being evaluated in the clinic by us and others. The antibodies designed to block these targets have all been evaluated in Phase 1 clinical trials by us (COM701 and COM902) or by our partners (bapotulimab and rilvegostomig).

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our novel drug targets and product candidates at various stages of research and development. Such collaborations or other types of partnering arrangements might include one or more of our therapeutic pipeline programs. Through these collaborations we seek to create, further develop and commercialize our therapeutic product candidates. Additionally, our discovery capabilities designed to feed our internal pipeline may allow for research and discovery collaborations aimed at harnessing our capabilities towards a potential partner’s pipeline needs. Potential revenue sources in line with this business model could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to retain higher share from future sales revenues.

AstraZeneca License

In March 2018, we entered into an exclusive license agreement with AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the license agreement, we granted an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021 and moved to Phase 2 in November 2022. We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 trial evaluating rilvegostomig) and an additional $7.5 million as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product. We retained all other rights to our entire pipeline of programs as monotherapies and in combination with other products.

In February 2023, AstraZeneca announced that it plans to initiate a Phase 3 trial for rilvegostomig and that expanded Phase 2 for rilvegostomig is in development.

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

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we were eligible to receive an aggregate of over $250 million in potential milestone payments for bapotulimab (formerly known as BAY1905254) (an antibody against CGEN 15001T/ILDR2), not including aggregate milestone payments of approximately $23 million received to date. Additionally, we are eligible to receive mid-to-high single digit royalties on global net sales of any approved products under the collaboration.

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

On November 29, 2022, Bayer notified us that it has resolved to terminate, effective as of February 27, 2023, our 2013 research and development collaboration and license agreement.

In accordance with the terms of said agreement, we are currently in the process of obtaining certain rights from Bayer to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

Bristol Myers Squibb Collaboration

On October 10, 2018, we entered into the MCTC with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

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

Pursuant to the terms of MCTC, as amended from time to time, we conducted triple combination clinical trials to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol Myers Squibb’s investigational antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, and dual combination clinical trials to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors. In all these clinical trials we were responsible for and sponsored all the clinical trials and Bristol Myers Squibb provided us with Opdivo® and BMS-986207 at no cost to us.

The MCTC provided Bristol Myers Squibb a right to negotiate a license for commercialization and further provided Bristol Myers Squibb with certain exclusivity rights.

In conjunction with the signing of the MCTC in October 2018, Bristol Myers Squibb made a $12 million investment in us and in conjunction with the signing one of the amendments to the MCTC in November 2021, Bristol Myers Squibb made additional $20 million investment in us. In both investments, the share price paid by Bristol Myers Squibb represented a 33% premium over the closing price of our ordinary shares on the last trading day immediately prior to the execution of the applicable securities purchase agreement. In these two investments, we issued to Bristol Myers Squibb 4,757,058 ordinary shares aggregately.

On August 3, 2022, in an effort to adapt to challenging market conditions, we took a strategic decision to focus on prioritized indications and to wind down our broad Phase 1 cohort expansion program and therefore entered into a letter agreement with Bristol Myers Squibb pursuant to which the MCTC between the parties was terminated as of such date and all ongoing clinical trials at the time of the termination entered into a winding down process. Please see “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources.”

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

In May 2021, we announced an expansion to our research collaboration with Johns Hopkins University to include studies investigating the biology of a specific novel myeloid target that was computationally-discovered by us, with initial studies demonstrating the potential of this target to serve as a novel myeloid immunomodulator, with significant tumor growth inhibition observed upon genetic deletion in in-vivo studies.

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

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms but address the same drug target or unmet clinical need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or cell therapies for oncology diseases. Specifically, in the field of immune checkpoints and myeloid drug targets for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we have discovered. For example, there are a significant number of anti-TIGIT antibodies that are currently in advanced clinical studies such as tiragolumab by Roche, vibostolumab by Merck, ociperlimab by Beigene, domvanalimab and AB308 by Arcus, BMS-986207 by Bristol Myers Squibb, GSK4428859A by GSK, and others at earlier stages in development. In addition, GSK is developing the PVRIG targeting antibody GSK4381562 (formerly SRF813), Junshi Biosciences lists an anti-PVRIG antibody (JS009) and a TIGIT/PVRIG bispecific (JS209) in its pipeline and Hengrui is conducting a Phase 1 clinical trial with SHR-2002, a PVRIG/TIGIT bi specific. If approved, such cancer immunotherapy products would compete with our product candidates for commercialization or approved products in the respective fields. If in development stage, such cancer immunotherapy products would compete with our product candidates for entering into strategic partnerships with pharmaceutical and biotechnology companies which form the basis of our business model.

Our discovery program depends, in large part, on our computational discovery capabilities in integration with our immune-oncology experimental capabilities and drug development capabilities as well as our proprietary data to make inventions and establish intellectual property rights in our drug target candidates and product candidates. There are additional companies exploring computational approaches and systems for drug target discovery and number of other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our IO predictive computational discovery capabilities, provide us with a competitive advantage in predicting new protein functions and linking proteins to specific diseases, and as a result, predicting new immune-oncology drug targets. We believe that this advantage is made possible by building an integrated immune-oncology platform for predictive discovery based on the integration of scientific understanding and predictive models as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling advance data science approaches, and who over time discovered three drug targets that entered clinical studies and have generated  peer reviewed publications  in scientific journals.

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

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery capabilities, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 1, 2023, we had a total of 52 issued and allowed patents, of which 14 are U.S. patents, 8 are European patents and additional 30 patents in other territories. Our issued and allowed patents expire between 2028 and 2037. As of February 1, 2023, we had over 168 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2022 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

In October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036. We responded to this opposition in March 2021.

Following our response, a preliminary non-binding opinion of the European opposition division was received in October 2022, with a summons to attend oral proceedings in July 2023. The opposition division preliminary non-binding opinion accepts some of our arguments filed in our response in March 2021 and acknowledges that the formal requirements of the priority claim of the patent that is the subject matter of the opposition are being successfully met. Nevertheless, the preliminary non-binding opinion states that the requirements of novelty and inventive step for the said patent are not met, mainly because the oppositions division believes that our priority documents do not contain sufficient data that plausibly link anti-PVRIG antibodies to activation of T cells and/or NK cells, and to the treatment of cancer. Based on similar considerations the division considers the claimed subject-matter insufficiently disclosed in the patent. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2. We plan to timely respond to this opposition.

Manufacturing

We currently rely on contract manufacturers or our collaborative partners to produce and control materials, drug substances and drug products required for the research and development activities. We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our therapeutic drug candidates. We do not have, and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on CMOs, advisors and third-party contractors to generate formulations and produce small scale and larger scale amounts of GLP, cGMP clinical and commercial drug substance and the drug product required for our clinical trials for the foreseeable future. We also contract with CMOs and third-party contractors for the labeling, packaging, storage and distribution of investigational drug products.

We entered into agreements with certain CMOs for the manufacturing and respective analytics of COM701, COM902 and COM503. Our manufacturing strategy is currently structured to support the current clinical development of COM701 and COM902 and to support the current preclinical development and future clinical development of COM503. Although we believe the general manufacturing strategy developed for the United States will be applicable in other geographies, specific strategies for other geographies will be developed as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Dependence on Third Parties - We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.”

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. There have been congressional, judicial, and executive branch challenges to  the ACA, which has resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how other such challenges and any additional healthcare reform measures of the Biden administration will impact the ACA and the pharmaceutical industry.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2031, unless additional congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries, presidential executive orders and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

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

Coverage and Reimbursement

Market acceptance of products is dependent on the extent to which coverage and reimbursement is available from third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Coverage decisions may not favor new products when more established or lower cost therapeutic alternatives are already available. Even if we obtain coverage for a given product, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third party payors in the United States. Additionally, we, or our collaborators, may develop companion diagnostic tests for use with our product candidates, once approved. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

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

Environmental Regulation

Some of our research and development activities involve the controlled use of biologic and chemical materials, a small amount of which could be considered to be hazardous. We are subject to laws and regulations in the U.S., European Union and Israel governing the use, storage, handling and disposal of all these materials and resulting waste products. We store relatively small amounts of biologic and chemical materials. To our knowledge, we substantially comply with these laws and regulations. However, the risk of accidental contamination or injury from these materials cannot be entirely eliminated. In the event of an accident, we could be held liable for any resulting damages, and any liability could exceed our resources.

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

Regulations Concerning the Use of Animals in Research

We also are subject to various laws and regulations regarding laboratory practices and the use of animals in our research. In the United States, the FDA regulations describe good laboratory practices, or GLPs, for various types of nonclinical laboratory studies that support or are intended to support applications for research or marketing permits for products regulated by the FDA, including INDs. Nonclinical animal studies conducted by us or third parties on our behalf may be subject to the U.S. Animal Welfare Act, the U.S. Public Health Service Policy on Humane Animal Care and Use, U.S. Department of Agriculture regulations for certain animal species or applicable laws and regulations of other countries where we or third parties on our behalf conduct these studies. In Israel, the Council on Animal Experimentation has regulatory and enforcement powers, including the ability to suspend, change or withdraw approvals, among other powers. To our knowledge, we and the third-party service providers we work with, as applicable, substantially comply with these regulatory requirements.

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

D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to new facilities in Holon, Israel where we leased an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse. Following the exercise of our first option, we lease 30,140 square feet under that lease that expires on March 14, 2026 (with an option to extend the lease for additional five-year period). In addition, Compugen USA, Inc. currently leases approximately 400 square feet of office space in San Francisco, California, under a lease that expires on October 31, 2025.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2022, and with any other financial data included elsewhere in this Annual Report.

Background

We are a clinical-stage therapeutic discovery and development company utilizing our broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints we discovered computationally by COM701, COM902 and rilvegostomig. Our lead product candidates, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Based on the data from the Phase 1 trials and as part of our corporate focus on two specific tumor types for the further clinical evaluation of COM701 and COM902, we intend to initiate two clinical trials evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in metastatic microsatellite stable colorectal cancer patients and one in platinum resistant ovarian cancer patients. We plan to dose first patient to these trials in the first quarter of 2023 and in the second quarter of 2023, respectively. As part of Phase 1 clinical trials for our lead product candidates, COM701, we evaluated COM701 as a monotherapy and under clinical collaboration with Bristol Myers Squibb Company in combination with nivolumab ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Following the termination of our collaboration with Bristol Myers Squibb Company, these combination studies are being wound down while the monitoring of patients on study treatment is ongoing. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is in Phase 2 clinical trial in patients with advanced or metastatic non-small cell lung cancer and locally advanced or metastatic gastric cancer. Our therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. Our most advanced early-stage program, COM503, is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. COM503 is being advanced into IND enabling studies and we plan to file an IND in 2024. Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled the advancement of three drug targets from computer prediction through successful preclinical studies to the clinic and as a result, we believe that we are uniquely positioned to discover and develop potential new, first-in-class treatment options for cancer patients.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2022, we had an accumulated deficit of $455.8 million. We expect to continue to incur net losses for the foreseeable future.

While our predictive computational discovery capabilities have potentially broad applicability and is not limited to a certain indication or therapeutic field, we focus our predictive computational discovery efforts on the discovery of novel drug targets and new biological pathways towards the development of new therapeutic antibodies for cancer, a significant unmet medical need for cancer patients. We have discovered three new targets through computational prediction with three different product candidates being clinically evaluated, supporting the power and validity of our computational capabilities.

In 2013 we entered into our first collaboration based on novel targets identified by us. Under the Bayer Collaboration, we jointly worked with Bayer on the preclinical development of bapotulimab. Over the years, we have significantly increased our research activities in the field of immuno-oncology to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. In 2018, we entered into two agreements with leading pharmaceutical companies, an MCTC with Bristol Myers Squibb in connection with our lead immuno-oncology program, COM701, and an exclusive license agreement with AstraZeneca for the development of bi-specific and multi-specific antibody products derived from our COM902. We also engage in collaborations with a leading academic research center in the United States to advance our research and development efforts. We incurred net losses of approximately $29.7 million in 2020, approximately $34.2 million in 2021 and approximately $33.7 million in 2022. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, development and discovery activities. While we currently have only one collaboration with AstraZeneca, our business model primarily involves establishing collaborations for our novel targets and therapeutic product candidates at various stages of research and development providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to continue to be our major operating expense in 2023, expected to account for approximately 75% of our expected total 2023 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are expected to remain in 2023 at similar level compared to 2022.

We believe that we have sufficient cash and cash equivalents and short-term bank deposits in order to sustain our operations at least through the end of 2024, based on our current plans. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Years Ended December 31, 2022 and 2021

Revenues. Revenues for the year ended December 31, 2022, were $7.5 million, compared with $6.0 million in the comparable period of 2021. The revenues for 2022 and 2021 reflect clinical milestones from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2022, the Company had approximately $1.0 million in cost of revenues compared with approximately $0.7 million cost of revenues in the comparable period of 2021. Cost of revenues for the years ended December 31, 2022 and 2021, represents milestone and royalty payments in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2022 increased by 7% and totaled approximately $30.6 million compared with approximately $28.7 million in the comparable period of 2021. The increase is mainly due to higher expenses associated with our preclinical and CMC activities, offset by higher Bristol Myers Squibb participation in R&D expenses. Research and development expenses, as a percentage of total operating expenses, were 73% in 2022 compared to 71% in 2021.

Marketing and Business Development Expenses. Marketing and business development expenses increased by 11% and totaled in approximately $0.9 million in 2022 compared with approximately $0.8 million in the comparable period of 2021. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2022 and 2021.

General and Administrative Expenses. General and administrative expenses during 2022 decreased by 5% and totaled approximately $10.3 million in 2022 compared with approximately $10.9 million in the comparable period of 2021. The decrease during 2022 was attributed mostly to decrease in D&O insurance premium costs (that effected our industry) and non-cash stock option related expenses. General and administrative expenses, as a percentage of total operating expenses, were 25% in 2022 compared to 27% 2021.

Financial Income (loss), Net. Financial and other income increased to approximately $1.7 million in 2022 from approximately $0.9 million in the comparable period of 2021. The increase is attributed mainly to increased interest income due to higher interest rates in the market offset by lower level of cash and deposits balances.

Taxes on Income. Taxes on income were approximately $0.1 million in 2022. The taxes on income represent state income taxes of our U.S. subsidiary.

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

Research and Development Expenses. Research and development expenses during 2021increased by 26% and totaled approximately $28.7 million compared with approximately $22.8 million in the comparable period of 2020. The increase is mainly due to higher expenses associated with our various clinical studies, preclinical and CMC activities and headcount related to our U.S.-based clinical team. Research and development expenses, as a percentage of total operating expenses, were 71% in 2021 compared to 68% in 2020.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.8 million in 2021 compared with approximately $0.9 million in the comparable period of 2020. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2021 compared to 3% in 2020.

General and Administrative Expenses. General and administrative expenses during 2021 increased by 11% and totaled approximately $10.9 million in 2021 compared with approximately $9.8 million in the comparable period of 2020. The increase during 2021 was attributed mostly to increased D&O insurance premium costs (that effected our industry) and non-cash stock option related expenses. General and administrative expenses, as a percentage of total operating expenses, were 27% in 2021 compared to 29% 2020.

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

The corporate tax rate in Israel was 23% in 2022, 2021 and 2020.

In the future, if and when we generate taxable income, our effective tax rate may be influenced by, among others: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of our income which is entitled to tax benefits pursuant to the Investment Law; (d) the changes in the exchange rate of the dollar to the NIS and (e) the Company’s election to submit its tax returns for 2014 and onwards on a dollar basis, which may not be accepted by the Israeli Tax Authority. We may benefit from certain government programs and tax legislation, particularly as a result of the Benefiting Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled, and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also benefit from a Government of Israel program under which we received grants from the IIA. For more information, please see “Item 5 Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses - The Israel Innovation Authority.” There can be no assurance that these programs and tax legislation will continue in the future or that the available benefits will not be reduced.

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

As of December 31, 2022, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $398.1 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2022, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $0.7 million. These losses may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited.

Use of our U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

During 2020, the Company issued and sold 3,866,139 ordinary shares underlying 3,866,139 warrants (with proceeds of approximately $18.3 million). During 2021, the Company issued and sold 89,557 ordinary shares underlying 89,557 warrants (with proceeds of approximately $0.4 million). As of December 31, 2022, 297,469 warrants remained outstanding.

Public Offering

On March 11, 2020, we entered into an underwriting agreement with SVB Securities LLC (previously known as SVB Leerink LLC) and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein, for the issuance and sale in a public offering of 8,333,334 of our ordinary shares at a price to the public of $9.00 per share. In addition, we granted the underwriters a 30-day option to purchase up to 1,250,000 additional ordinary shares at the public offering price, less the underwriting discounts and commissions.

In this underwritten public offering we issued a total of 8,816,339 ordinary shares (including the shares issued upon exercise of the underwriters’ option) at said $9.00 price per share. Gross proceeds from the sale of the ordinary shares were approximately $79 million, before deducting underwriting discounts and commissions and offering expenses paid by us.

Sales Agreement with SVB Securities LLC

On January 31, 2023, we entered into a Sales Agreement, or the Sales Agreement with SVB Securities LLC, or SVB, as sales agent, pursuant to which we may offer and sell, from time to time through SVB, our ordinary shares. The offer and sale of our ordinary shares, if any, will be made pursuant to the our shelf registration statement on Form F-3, as supplemented by the prospectus supplement filed on January 31, 2023. Pursuant to the said prospectus supplement, we may offer and sell up to $50 million of our ordinary shares.

We are not obligated to make any sales under the Sales Agreement and no assurance can be given that we will sell any ordinary shares under the Sales Agreement, or, if we do, as to the price or number of ordinary shares that we will sell, or the dates on which any such sales will take place.

As of February 27, 2023, the Company has not sold any ordinary shares through the Sales Agreement.

Shelf Registration Statement

On July 30, 2020, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $350 million. Under this Form F-3 we also registered up to 749,104 ordinary shares underlying the warrants issued in our registered direct offering in June 2018. This registration statement was declared effective by the SEC on August 7, 2020.  Although we believe that we have sufficient cash and cash equivalents and short-term bank deposits in order to sustain our operations at least through the end of 2024, based on our current plans, we may seek additional capital or strategic considerations. Securities Purchase Agreement

Bristol Myers Squibb Securities Purchase Agreement

On November 10, 2021, the Company and Bristol Myers Squibb entered into a securities purchase agreement pursuant to which Bristol Myers Squibb made a $20 million investment in Compugen comprised of the purchase of 2,332,815 ordinary shares of Compugen at $8.57333 per share, which represented a 33% premium over the closing price of our ordinary shares on the last trading day immediately prior to the execution of this agreement. This investment is in addition to Bristol Myers Squibb’s $12 million investment (at $4.95 per share, which represented a 33% premium over the average closing price on the last 20 Nasdaq trading days prior to signing) that took place in October 2018.

License Agreement

AstraZeneca License Agreement

On March 30, 2018, the Company and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on the Company’s monospecific antibodies that bind to TIGIT, including COM902, pursuant to which the Company received an upfront payment of $10 million and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 trial evaluating rilvegostomig) and additional $7.5 million as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product.

Capital Resources

In 2022, our primary sources of cash were:

•	cash at hand; and

•	proceeds from AstraZeneca in connection with its 2022 milestone payment.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2023 will include cash held in our bank accounts. Additional sources of cash may include proceeds generated from agreements with collaborators and other third parties with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares as a result of exercise of options, warrants and shares pursuant to our employee share purchase plan and/or from financing transactions. In addition, if we choose to do so, we may generate proceeds from sales of our shares pursuant to the Sales Agreement.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $28.3 million in 2020, approximately $22.8 million in 2021 and approximately $34.5 million in 2022. Increase in net cash used in 2022 compared to 2021 is mainly due to $5 million Bristol Myers Squibb participation in R&D expenses in 2021 and an increase in operating expenses, mainly expenses associated with our Phase 1 studies, preclinical activities and headcount related expenses.

Net Cash Provided by (used in) Investing Activities

Net cash used by investing activities was approximately $82.2 million in 2020, compared with net cash provided in investing activities of approximately $6.6 million in 2021 and $37.1 million in 2022. Changes in net cash during the years are affected by the level of cash in the Company over the years which are deposited or withdrawn from bank deposits based on the cash needs to fund our operating activities. During 2022 cash provided by investing activities was higher than prior year as a result of higher operating expenses and no fund raising compared to $20 million investment by Bristol Myers Squibb in 2021.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $108.5 million in 2020, approximately $16.8 million in 2021 and approximately $0.4 million in 2022. The principal source of cash provided by financing activities in 2022 was proceeds received from stock-based awards exercises. The principal source of cash provided by financing activities in 2021 were the Bristol Myers Squibb investment and proceeds received from stock-based awards exercises.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits. As of December 31, 2022, we had cash and cash equivalents and short-term bank deposits of approximately $83.3 million compared to approximately $117.0 million on December 31, 2021. We believe that our existing cash and cash equivalents, and short-term bank deposits will be sufficient to fund our operations over the next 12 months. We believe we will meet longer-term expected future cash requirements at least through the end of 2024. We believe that our working capital is sufficient for our present requirements.

The table below summarizes our contractual obligations as of December 31, 2022 and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	2,091	699	1,278	114	-
Accrued Severance Pay, net(2)	471	-	-	-	471
Total	2,562	699	1,278	114	471

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

Although we have sufficient cash and cash equivalents and short-term bank deposits that we believe will enable us to fund our operations through at least the end of 2024, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations and from our ability to raise additional funds.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 70% of total operating expenses in 2022, 2021 and 2020. Our research and development expenses, net, were approximately $30.6 million in 2022, compared to approximately $28.7 million in 2021 and approximately $22.8 million in 2020. As of December 31, 2022, 46 of our employees were engaged in research and development on a full-time basis. This represents approximately 70% of our entire work force at that time.

We focus our efforts on the development of our discovery capabilities and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic product. Our pipeline programs continuously evaluate our computationally predicted drug target candidates and are advancing selected drug target programs into preclinical and clinical development of therapeutic products. We expect that in 2023 our research and development expenses will continue to be our major operating expense.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates under our internal pipeline towards preclinical and clinical studies and to successfully enter into revenue-sharing partnering agreements with pharmaceutical companies with respect to our product candidates at the various development stages. In addition, we expect to continue to expand our discovery infrastructure and capabilities which provide us with the underlying engine for the discovery of promising drug targets for our therapeutic pipeline.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 7b to our 2022 consolidated financial statement. We have not applied for additional grants from the IIA for research and technological development since 2012.

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

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of December 31, 2022, we received grants from the IIA in the principal amount of approximately $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of approximately $2.0 million, along with the accumulated LIBOR interest to date of approximately $4.3 million, totaled to approximately $9.6 million as of December 31, 2022.

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits, or DAAT Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, and in two MAGNETON programs, for which it received from the IIA approximately $0.5 million. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to 600% of the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to 300% of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How. In addition, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

At the end of 2021, the publication of the LIBOR ceased, and alternative interests were applied throughout the worldwide economy, including the SOFR interest. As of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this Annual Report, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information – D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may expose us to payment of royalties and restrict the transfer of know-how that we develop.”

D. TREND INFORMATION

We are a clinical development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, subject to such limitation, we did identify certain trends that may have an effect on us, some of which are as specified below, and as covered in the risk factors set forth under “Item 3. Key Information - D. Risk Factors”.

Access to Additional Funds

Should we need to secure additional sources of liquidity, we believe that we could finance our needs through the issuance of equity securities, including through our Sales Agreement with SVB, debt securities or other arrangements. However, we cannot guarantee that we will be able to obtain financing through the issuance of any of the above arrangements on reasonable terms. The COVID-19 pandemic, including the variants to COVID-19 and government actions implemented as a result thereof, together with the ongoing Russia and Ukraine conflict and other global economic factors, have caused a negative impact on the outlook for the global economy and created significant volatility and disruption of financial markets. In addition, many countries across the globe, including the United States and Israel, are seeing an increase in inflation. An extended period of economic disruption, including a continued market downfall, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

With the exception of the resulting economic impact of the Russia and Ukraine conflict, our operations and business to date have not been impacted. However, should this conflict persist or expand to include additional countries or regions, or should the downfall in the market continue, we could be impacted. We will continue to assess global and regional conflicts and any impact they may have on our ability to access additional funds.

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. In addition, recent political and civil actions in Israel during the month of January and February 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us, and may cause, among other things, to major devaluation in the NIS.

Exchange Rate

A significant portion of our expenses is denominated in currencies other than the dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the dollar against the NIS was 13.2%, (3.3%) and (7.0%) in 2022, 2021 and 2020, respectively. For example, for the year ended December 31, 2021, assuming a 10% devaluation of the dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.4 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.1 million. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Interest rate

A significant portion of our cash and cash equivalents is invested in bank deposits and bear interest. The Company’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce the Company’s financial income and net loss. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets, the price of our shares and on supplies that we require to conduct our different operations. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Trend Towards Biologics

Biologics (monoclonal and bispecific antibodies, ADCs, enzymes and pegylated proteins) represent one of the fastest growing segments in the drug industry, making up 29% of FDA approved drugs in 2022. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, antibody fragments) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval ofcell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. The availability of such new technologies and approaches to address drug targets may increase the differentiation and attractiveness of our novel therapeutic candidates.

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

Share-based compensation expense recognized under ASC 718 was approximately $4.3 million, $4.3 million and $2.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

In December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone and in September 2021 and in November 2022 such program achieved clinical milestones and in connection with such milestones, we recognized revenues in an amount of $2 million, $6 million and $7.5 million, in the years 2020, 2021 and 2022, respectively, in accordance with the criteria prescribed under ASC 606. See Note 2j to our 2022 consolidated financial statements.

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

The portion of the Bristol Myers Squibb $12.0 million investment in 2018 over the fair market value of the shares issued in the amount of approximately $4.1 million and the portion of the Bristol Myers Squibb $20.0 million investment in 2021 over the fair market value of the shares issued in the amount of $5.0 million were considered as deferred participation of Bristol Myers Squibb in research and development expenses which is amortized over the period of the clinical trial based on the progress in the research and development, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b to our 2022 consolidated financial statements.

Amortization of participation in research and development expenses for the years ended December 31, 2022, 2021 and 2020 were approximately $6.0 million, $1.3 million and $0.8 million, respectively.

Recent Accounting Pronouncements

See Note 2s to our 2022 consolidated financial statement.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 9, 2023:

Name	Age	Positions
Paul Sekhri(3)	64	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	56	President and Chief Executive Officer, Director
Mathias Hukkelhoven, Ph.D.	69	Director
Gilead Halevy(2)	56	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	55	Director
Eran Perry(1)(2)	52	Director
Sanford (Sandy) Zweifach(1)(2)(3)	66	Director (Chairman of the Compensation Committee)
Alberto Sessa	60	Chief Financial Officer
Henry Adewoye, MD	58	Senior Vice President and Chief Medical Officer
Oliver Froescheis, Ph.D.(4)	57	Senior Vice President, Corporate and Business Development
Zurit Levine, Ph.D.	55	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	52	Senior Vice President and Senior Advisor, Computational Discovery
Eran Ophir, Ph.D.	45	Senior Vice President, Research and Drug Discovery
Pierre Ferre, Ph.D.	46	Vice President, Preclinical Development
____________________

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee

(3)	Member of our Nomination and Corporate Governance Committee

(4)	Dr. Oliver Froescheis retired from his position on February 10, 2023.

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of vTv Therapeutics Inc., eGenesis, Inc., Veeva Systems Inc., Ipsen S.A., Oryn Therapeutics, LLC, Axcella Health Inc. and Spring Discovery and Chairman of the Board of Directors of Pharming N.V. and of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of the Young Concert Artists (YCA), and a member of Boards of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag has over 25 years of experience in the biotech industry, both in R&D and executive leadership roles. Anat joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and CEO in 2010. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms. Anat joined Gamida Cell’s Board of Directors in January 2022, and she is also a member of the Board of Directors of Pyxis Ltd. Prior to Compugen, Anat was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Anat holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Dr. Mathias (Math) Hukkelhoven joined Compugen’s Board of Directors in March 2022. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Math has been a consultant for several biotech companies, R&D Strategy Advisor for LianBio and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Math joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process – research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Math held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Math received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and a director of S. AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as a managing partner at Team8 and Director at Team8 Health, Partner 1 GP Ltd. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), Nutritional Growth Solutions Ltd., DreaMed Diabetes Ltd., and Biomica Ltd. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

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

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as an Executive Chairman of the Board of Directors of Kaerus Bioscience, Chairman of the Board of Directors of Carisma Therapeutics, Inc., Acting President and Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Alberto Sessa joined Compugen in November 2022 as Chief Financial Officer. Alberto brings more than 30 years of industry experience to Compugen by serving in public and private companies. Throughout his career he has gained vast experience in leading financing, investor relations, M&A, and business development transactions. He most recently served as acting CFO at several startup companies in the high-tech industry. Prior to this, as CFO at Nasdaq and TASE listed Allot, he was instrumental in helping turn around the company to reach a path of sustained growth. Previously, Alberto spent seven years as Worldwide Group CFO at Nasdaq listed Amdocs with responsibility for the global financial business activities. Alberto holds a Master of Business Administration and bachelor’s in economics and statistics from the Hebrew University of Jerusalem.

Dr. Henry Adewoye joined Compugen in March 2018 as Chief Medical Officer, bringing to Compugen over 20 years of extensive experience in leading multiple clinical trials in Oncology and Hematology in both the biopharmaceutical industry and academia. Before Compugen, Dr. Adewoye was with Gilead Sciences Inc., as Clinical Director in Oncology Clinical Research and was on the Oncology Leadership Team. He most recently served as Project Team and Clinical Lead for Idelalisib (first-in-class PI3K delta inhibitor approved for the treatment of relapsed CLL, FL/SLL) and Andecaliximab (MMP9 mAb inhibitor). Previously, he was Clinical Research Medical Director in Oncology at Amgen Inc. Dr. Adewoye was the Global Medical Monitor for the initial registrational trial of the bi-specific antibody blinatumomab (Blincyto®) and several Phase 2 and 3 studies evaluating VEGF inhibitors (Motesanib, Trebananib) in patients with solid tumors. Dr. Adewoye completed his fellowship in Hematology/Oncology at Boston Medical Center and completed his residency in Internal Medicine at Meharry Medical College. Dr. Adewoye received his medical degree at the University of Jos, Nigeria and Fellowship training in Hematology and Laboratory medicine at the University College Hospital Ibadan, Nigeria. Dr. Adewoye has initial board certifications by the American Board of Internal Medicine in Medical Oncology, Hematology and Internal Medicine.

Oliver Froescheis, Ph.D. joined Compugen in January 2020 as Senior Vice President, Corporate and Business Development. Dr. Froescheis has over 20 years of experience in the pharmaceutical industry where he held positions in research, project management, marketing and business development. Dr. Froescheis joined Compugen from Roche, where he spent the last 12 years in the Partnering organization, initially serving as Global Due Diligence Director for in-licensing and M&A projects, then acting as Director of Business Development & Licensing, responsible for oncology/immuno-oncology partnering projects and most recently leading R&D out-licensing across therapeutic areas. Dr. Froescheis holds a Diploma in Chemistry and a Ph.D. in Analytical Chemistry, both from the University of Ulm, Germany.

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

Yaron Turpaz, Ph.D. joined Compugen in November 2019 as Senior Vice President and Senior Advisor, Computational Discovery. Dr. Turpaz has over 15 years of experience in the fields of research and development informatics, data sciences and technology in the biotech and pharma space with hands-on experience using cloud based high throughput computational, machine learning and genomics platforms for drug discovery and development applications in precision medicine. In his extensive pharma and biotech career, he held senior R&D Informatics roles at Human Longevity, AstraZeneca, Eli Lilly, Global Gene Corp. and Affymetrix. Dr. Turpaz continues to serve as Chief Information Officer and Senior Advisor at Engine Biosciences. Dr. Turpaz received a B.Sc. in Biology from Tel Aviv University, a Ph.D. in Bioengineering from the University of Illinois and an MBA from the University of Chicago, Booth School of Business. He also held an Adjunct Assistant Professor position at the Centre for Quantitative Medicine of Duke-National University of Singapore, Graduate Medical School.

Eran Ophir, Ph.D. joined Compugen in 2015 and was appointed Vice President of Research and Drug Discovery in March 2020 and became a Senior Vice President, of Research and Drug Discovery in March 2022. In his role, Dr. Ophir is responsible for Compugen’s research and drug discovery activities, overseeing the research into the biology of Compugen’s computationally discovered targets and therapeutic lead antibody identification and selection. Dr. Ophir brings significant expertise in immunology and immuno-oncology from his research work at the Weizmann Institute of Science and the Ludwig Institute for Cancer Research in Lausanne, Switzerland. Dr. Ophir joined Compugen’s immuno-oncology group as a senior scientist and has since held various positions in the Research and Development department, with increasing responsibilities. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science.

Pierre Ferre, Ph.D. joined Compugen in April 2021 as Vice President Preclinical Development. Dr. Ferre has two decades of experience in all aspects of clinical and non-clinical drug development in oncology and immuno-oncology. Dr. Ferre joined Compugen from Pierre Fabre Pharmaceuticals, France, where he spent most of his career in multiple positions, lastly as Director of Oncology Programs in which he led the development strategy of a portfolio of R&D programs in oncology from initiation and discovery, through preclinical and clinical development. Previously, at Pierre Fabre Oncology R&D, he acted as Director, Pharmacokinetics/Pharmacodynamics, overseeing also translational, biomarker-related activities. Before that Dr. Ferre was in charge of oncology preclinical pharmacokinetics. Dr. Ferre is a Doctor in Veterinary Medicine, holds a PhD in biology from Toulouse INP (Institut National Polytechnique), and a MSc from Aix-Marseille University and Paris INA-PG (Institut National Agronomique) for his research work conducted in experimental pathophysiology and toxicology.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2022, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management), as well as one director (Dr. Jean-Pierre Bizzari) and one member of Senior Management (Mr. Ari Krashin) who ceased to serve before the end of 2022, was approximately $6.0 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2022, we granted to our Directors and Senior Management listed in Item 6.A a total of 907,500 options to purchase ordinary shares. These options are exercisable at an average exercise price of $2.67 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2022, there were a total of 4,312,624 outstanding options to purchase ordinary shares that were held by our Directors and Senior Management listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	479,073	317,446	567,035	1,363,554
Dr. Henry Adewoye Senior Vice President and Chief Medical Officer	420,833	184,458	306,884	912,175
Dr. Oliver Froescheis(5) Senior Vice President, Corporate and Business Development	382,500	560	263,290	646,350
Dr. Pierre Ferre Vice President, Preclinical Development	205,441	209,659	108,945	524,045
Dr. Zurit Levine Senior VP, Technology Innovations	205,381	140,316	178,097	523,794

1)	All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2022.

2)
Cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.3596= $1.00, which reflects the average conversion rate for 2022, or the Representative Rate.

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

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022, with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2m to our 2022 consolidated financial statements set forth elsewhere in this report.

5)	Dr. Oliver Froescheis retired from his position on February 10, 2023.

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

Approvals Required for Office Holders Terms of Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2022.

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

Compensation for Office Holders who are Directors or Chief Executive Officers. The Terms of Office and Employment of directors, other than directors who serve as chief executive officers and/or who possess a controlling interest in a company or who are external directors (to the extent applicable), require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as it complies with the compensation policy. With respect to our president and chief executive officer, who is also a director, or with respect to any chief executive officer who is not a director (to the extent applicable in the future), further approval of the shareholders by the Special Majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in compliance with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of chief executive officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former chief executive officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company’s compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in compliance with the terms set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000, or the Compensation Regulations. To the extent applicable, external directors are entitled to Terms of Office and Employment as set forth in the Compensation Regulations, as supplemented by the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, or the Alleviation Regulations. In addition, the Israel Securities Authority may issue from time to time bulletins or staff position statements relating to, among other things, compensation payable to external directors. Since our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, as further detailed in this Item below under “Board Practices - External Directors and Independent Directors Under the Companies Law”, we are not subject to such bulletins or staff position statements.

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

Cash Fee

(i) an annual fee of $45,000; and

(ii) an additional annual amount to be paid to non-executive directors for service as members on each of the Company’s committees, as follows:

(a)	Audit Committee - $2,500 for a member, or $5,000 for the chairperson;
(b)	Compensation Committee - $2,000 for a member, or $4,000 for the chairperson; and
(c)	Nomination and Governance Committee - $1,000 for a member, or $3,000 for the chairperson.

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

Compensation to our President and Chief Executive Officer

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement (and in accordance with the approval of her updated compensation terms at the 2020 AGM), as the chief executive officer of the Company she is entitled to a gross monthly salary of NIS 134,125 (approximately $39,920 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

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

In 2022 Dr. Cohen-Dayag was granted with 150,000 options, with an exercise price of $3.24, pursuant to the terms of the CEO’s three-year equity framework approved by our shareholders in 2020. As of December 31, 2022, Dr. Cohen-Dayag held options to purchase a total of 1,240,000 ordinary shares. Out of these outstanding options: (i) options to purchase 889,375 ordinary shares, with a weighted average exercise price of $6.18 per share, were exercisable as of December 31, 2022; and (ii) options to purchase 350,625 ordinary shares, with a weighted average exercise price of $6.60 per share, had not vested as of December 31, 2022. Of the unvested options on December 31, 2022, options to purchase 163,125 ordinary shares are expected to vest during 2023, options to purchase 112,500 ordinary shares are expected to vest during 2024 and options to purchase the remaining 75,000 ordinary shares are expected to vest during the period between March 31, 2025, and March 31, 2026. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee - E. Share Ownership - Share Ownership by Directors and Other Executive Officers.”

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

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure that may be used by the Israeli Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law or the Companies Law. Furthermore, the Israeli Securities Law requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

Board Diversity Matrix as of February 15, 2023
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

External Directors and Independent Directors Under the Companies Law

Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. In accordance with the Alleviation Regulations, we, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Global Market, may exempt ourselves from the requirement of having external directors on our board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee. On June 7, 2018, our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, since at that time (and since that time) we have not had a controlling shareholder and as we have been complying with the Nasdaq majority board independence requirement, and with the Nasdaq and SEC audit and compensation committee composition requirements, or the Opt Out Criteria. In accordance with this decision, we currently have no external directors on our board of directors.

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

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, there were two additional individuals who were Office Holders of the Company as of December 31, 2022.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2022, 2021 and 2020 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2022	December 31, 2021	December 31, 2020
Research & Development	46	51	45
Administration, Accounting and Operations	21	21	21
Marketing and Business Development	2	1	2
Total	69	73	68

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in South San Francisco, California. On December 31, 2020, 58 of our employees were located in Israel, nine were located in the United States and 1 employee was located in Europe, on December 31, 2021, 58 of our employees were located in Israel, 12 were located in the United States and 3 employees were located in Europe and on December 31, 2022, 57 of our employees were located in Israel, 8 were located in the United States and 4 employees were located in Europe.

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

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2m to our 2022 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 9, 2023, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 9, 2023. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 86,624,643 ordinary shares outstanding as of February 9, 2023.

Beneficial Owner	Amount Owned	Percent of Class

Anat Cohen-Dayag(1)	1,029,872	1.2%
All directors and executive officers as a group (14 persons)(2)	2,996,117	3.3%

___________________

(1)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 973,750 shares subject to options that are exercisable within 60 days after February 9, 2023, with a weighted average exercise price of $6.18 per share, and which expire between September 2023 and March 2032.

(2)
Includes (i) a total of 76,259 ordinary shares held by directors and executive officers, and (ii) a total of 2,919,858 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 9, 2023, with a weighted average exercise price of $5.43 per share and which expire between July 2023 and March 2032.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 8 to our 2022 consolidated financial statements.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the 2010 Plan which was also approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. In May 2020 the board of directors extended the term of the 2010 Plan by additional ten (10) years. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board of directors last increased the number of shares available under the 2010 Plan in March 2022.

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

As of December 31, 2022, options to purchase 8,157,749 ordinary shares at a weighted average exercise price of approximately $5.43 per share were outstanding (i.e., were granted but not canceled, expired nor exercised) under the 2010 Plan and 1,918,297 ordinary shares remained available for future grant under the 2010 Plan. Options to purchase 4,319,106 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2022, at a weighted average exercise price of approximately $4.92. As of December 31, 2022, outstanding options granted by the Company pursuant to the 2010 Plan expire between January 2023 and November 2032 (subject to terms of the plan).

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

The maximum number of shares available for issuance under the ESPP in the aggregate is 600,000.

As of December 31, 2022 (following issuance of shares in connection with offering periods already ended), there are 324,146 ordinary shares available for issuance under the ESPP. Currently our ESPP is suspended, and we reserve the right to resume it at any time.

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

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 15, 2023 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. As of February 15, 2023, there were a total of 35 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 99 % of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Global Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 15, 2023.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Reporting Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Bristol-Myers Squibb Company(2)	4,757,058	5.5%

(1)	Based upon 86,624,643 ordinary shares issued and outstanding as of February 15, 2023.

(2)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on November 19, 2021. With respect to the ordinary shares reported in its Schedule 13G, Bristol-Myers Squibb Company, indicated as having (i) sole voting power and dispositive power with respect to 4,757,058 ordinary shares, and (ii) no shared voting power nor shared dispositive power with respect to ordinary shares. Furthermore, in such filing BMS indicated aggregate beneficial ownership of 4,757,058 ordinary shares. The address of the principal business office of BMS is 430 East 29th Street, New York, NY 10016.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” since January 1, 2022, we have not entered into any material related party transaction.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Benefiting Enterprises program, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See Note 9 to our 2022 consolidated financial statements and “Item 10. Additional Information - E. Taxation.”

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources” for a discussion of our material contracts.

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

E. TAXATION

The following is a brief summary of certain material Israeli and U.S. federal tax consequences concerning the ownership and disposition of our ordinary shares by purchasers or holders of our ordinary shares. Because parts of this discussion are based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. The summary below does not address all of the tax consequences that may be relevant to all purchasers or holders of our ordinary shares in light of each purchaser’s or holder’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax advisors as to U.S., Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations. Each person should consult his, her or its own tax or legal advisor.

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli resident company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction), which includes Nasdaq, in or outside Israel, or a “Recognized Exchange” (which includes Nasdaq). Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (which includes, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2023 and thereafter) will be imposed on the sale of our traded shares.

However, if our ordinary shares are traded on a Recognized Exchange gains on the sale of our ordinary shares held by non-Israeli tax resident investors will generally be, subject to certain conditions, exempt from Israeli capital gains tax so long as the gains were not derived from a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Furthermore, non-Israeli “Body of Persons” (as defined in the Ordinance, and includes corporate entities, partnerships, and other entities) corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) holds more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such corporation.

Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2023 and thereafter) for corporations.

The sale of shares may also be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention Between the Government of the United States and the Government of the State of Israel With Respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty), exempts U.S. residents for the purposes of the treaty (who are entitled to claim the benefits of the U.S.-Israel Tax Treaty) from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel. Under the U.S.-Israel Tax Treaty, U.S. residents for the purposes of the treaty may be permitted to claim a credit for such taxes against U.S. federal income tax imposed on the sale, under the circumstances and subject to the limitations specified in the U.S.-Israel Tax Treaty and U.S. tax legislation, as discussed below under “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders – Distributions.”

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

In principle, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid by Israeli publicly traded companies at the rate of 25% if the shares are registered with a nominee company (as such term is used in the Israeli Securities Law). If the shares are not registered with a nominee company, the rate of 25% will apply to non-Israeli residents shareholders who are not considered Substantial Shareholders, as defined above, and who were not considered Substantial Shareholders at any time during the 12 months preceding the date of the distribution, and the rate of 30% will apply to dividends paid to Substantial Shareholders and to persons who were Substantial Shareholders at any time during the 12 months preceding the date of the distribution. Notwithstanding the above, a lower tax rate may be provided under an applicable tax treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate). The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from a company’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period or from Preferred Enterprises is subject to withholding tax at a rate of 20%, unless a lower tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a 20% withholding tax rate or a lower tax rate, provided by an applicable tax treaty).

A non-resident of Israel who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for Excess Tax (as described below).

Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for U.S. federal income tax purposes for all or part of the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation, as discussed below under “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders – Distributions.”

U.S. Israel Tax Treaty

Under the U.S.-Israel Tax Treaty, the maximum Israeli withholding tax rate on dividends paid to a holder of our ordinary shares who is a U.S. resident for the purposes of the U.S.-Israel Tax Treaty, is generally 25%. The U.S.-Israel Tax Treaty provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise, or a Benefiting Enterprise, in each case within the applicable period or, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 698,280 in 2023), which amount is linked to the Israeli consumer price index.

Estate and Gift Tax

Israeli law currently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a summary of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) under the Code. For this purpose, a U.S. holder is, a holder who, for U.S. federal income tax purposes is a beneficial owner of ordinary shares and who is: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

Except where noted, this summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The following summary does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies, tax-exempt or governmental organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, S corporations, partnerships or other pass-through entities (or arrangements treated as a partnership) for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons owning, directly, constructively or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, certain former U.S. citizens or long term residents of the United States, corporations that accumulate income to avoid U.S. federal income tax, persons that received an interest in our ordinary shares through the exercise of an option or otherwise in exchange for services, or persons holding our ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States.

This summary is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances.

This summary relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, state, local, or non-U.S. taxes and does not describe all of the U.S. federal income tax consequences that may be relevant, including the special tax accounting rules under Section 451(b) of the Code, the U.S. federal non-income tax considerations, including estate or gift tax considerations, the Medicare contribution tax and the alternative minimum tax.

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

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Code, Treasury Regulations, and relevant judicial decisions and administrative guidance, all as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. No ruling has been sought from the U.S. Internal Revenue Service, or IRS, or opinions of counsel has been sought in connection with the matters discussed herein. There can be no assurance that the positions we take on our tax returns will be accepted by the IRS.

This summary is not a substitute for careful tax planning. Investors are urged to consult their own tax advisors regarding the specific U.S. federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our ordinary shares and the effect of potential changes in applicable tax laws.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to income and assets of its subsidiaries, either:

•	at least 75% of its gross income is passive income, or

•
at least 50% of the value (determined on the basis of a quarterly weighted average) of its total assets for the taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Assets that produce or are held for the production of passive income may include cash (unless held in a non-interest bearing account for short term working capital needs), marketable securities and other assets that may produce passive income. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market price of the ordinary shares, which is likely to continue to fluctuate) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on the composition of our income, and the composition and value of our assets, in 2022, we believe that we were a PFIC for the taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. In particular, our status as a PFIC in current or any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

If we are classified as a PFIC in any taxable year during a U.S. holder’s holding period of our ordinary shares, such U.S. holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs, or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

If a U.S. holder has made a qualified electing fund, or QEF covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income (i) the holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the holder’s pro rata share of the QEF net capital gain as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

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

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year, although, there is no assurance that we will do so. There is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC (a “lower-tier” PFIC), U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. We may provide the information necessary for U.S. holders to make QEF elections with respect to any lower-tier PFIC, although there is no assurance that we will do so. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC.

The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ordinary shares, described in the following two sections “- Distributions” and “- Disposition of Ordinary Shares,” apply only if we are not a PFIC in the relevant year and our ordinary shares are not subject to the rules described above under “-Passive Foreign Investment Company Rules” because we were a PFIC with respect to a U.S. holder and its ordinary shares in a prior year.

Distributions

Subject to the discussion under “- Passive Foreign Investment Company Rules” above, the gross amount of any distributions with respect to our ordinary shares (including any amounts withheld to reflect Israeli withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “- Disposition of Ordinary Shares.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any dividend paid by us will be treated as foreign-source dividend income to U.S. holders, and the dividends received deduction will not be available to a U.S. holder that is taxed as a corporation as a result.

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

Although, to the extent we pay dividends in the future, we intend to pay dividends to U.S. holders in dollars, the amount of any dividend paid in Israeli currency will equal its dollar value for U.S. federal income tax purposes, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into dollars. If the Israeli currency received as a dividend are converted into United States dollars on the date they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Israeli currency is not converted into dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will, for U.S. federal income tax purposes, be treated as income or loss from U.S. sources.

Certain U.S. holders generally may be eligible, subject to a number of complex limitations, to claim Israeli taxes withheld from distributions and paid over to the Israeli taxing authorities either as a deduction from gross income or as a credit against U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under Israeli law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. holder’s United States federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules.

Disposition of Ordinary Shares

In general, subject to the discussion under “- Passive Foreign Investment Company Rules”, above, a U.S. holder will recognize U.S.-source capital gain or loss upon a taxable disposition of an ordinary share equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any distributions treated as a return of capital as described under “- Distributions” above. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the ordinary share is more than one year at the time of the taxable disposition. Under current law, subject to certain exceptions (including but not limited to those described under “- Passive Foreign Investment Company Rules ” above), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses may be subject to limitation. Because gain from the sale or other taxable disposition of an ordinary share will generally be treated as U.S.-source income and, subject to certain exceptions, Treasury Regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets unless the tax is creditable under an applicable income tax treaty, your ability to claim a foreign tax credit with respect to Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules with respect to any foreign taxes withheld from a taxable disposition of ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale or exchange of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally applies to such payments if the U.S. holder fails to provide a taxpayer identification number and a duly executed IRS Form W-9 or certification of other exempt status unless the U.S. holder otherwise establishes that it is exempt from such rules.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

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

Interest Rate Risk

As of December 31, 2022, we had approximately $83.7 million in cash, cash equivalents, restricted cash and short-term bank deposits. We mostly invest our cash surplus in bank deposits. Since these investments typically carry fixed interest rate, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2022 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 5.3%, 2.8% and (0.7%) in 2022, 2021 and 2020, respectively. The appreciation (devaluation) of the dollar against the NIS was 13.2%, (3.3%) and (7.0%) in 2022, 2021 and 2020, respectively. For 2022, assuming a 10% devaluation of the dollar against the NIS, we would experience an increase in our net loss of approximately $1.4 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.1 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in dollar terms. The devaluation/appreciation of the NIS against the dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS based expenses are either currently adjusted to dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future. For more information, see Note 2 of our 2022 consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we are required to file is recorded, processed, summarized and reported on a timely basis. Under the supervision of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2022, that are included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2022.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, on our internal control over financial reporting as of December 31, 2022 is provided on page F-4, as included under Item 18 of this Annual Report and is incorporated herein by reference.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, our management (including such officers) have concluded that, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, each of whom serves on our audit committee and who meets the “independence” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F. See “Item 6.A – Directors, Senior Management and Employees – Directors and Senior Management” for a summary of Mr. Gilead Halevy and Mr. Eran Perry’s relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2022, and 2021:

	2022	2021
Audit Fees	$163,000	$133,000
Audit Related Fees	$10,000	$25,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$180,000	$165,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to registration statements filed with the SEC;

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Notapplicable.

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

2.1
Description of Securities (incorporated by reference to Exhibit 2.1 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

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

4.3#
Research and Development Collaboration and License Agreement, dated August 5, 2013, by and between Compugen Ltd. and BayerPharma AG (“Bayer”) (incorporated by reference to Exhibit 4.3 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.4#
First Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer dated as of February 5, 2014 (incorporated by reference to Exhibit 4.4 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.5#
Second Amendment to the Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of July 27, 2015 (incorporated by reference to Exhibit 4.5 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.6#
Third Amendment to Research and Development Collaboration and License Agreement, by and between Compugen Ltd. and Bayer, dated as of April 17, 2016 (incorporated by reference to Exhibit 4.6 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.7
Amended and Restated Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders (incorporated by reference to Exhibit 4.8 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.8
Office Lease Agreement (“Holon Lease”), dated March 2015, by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 99.2 to Compugen’s Form 6-K filed with the SEC on May 5, 2015 (File No. 000-30902)).

4.9
Amendment to Holon Lease made and entered into on November 26, 2015, by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 4.10 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016 (File No. 000-30902)).

4.10
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

4.14#
Amendment No. 3 to the License Agreement, between the Company and MedImmune, dated August 4, 2021 (incorporated by reference to Exhibit 4.15 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.15	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

8.1*	Subsidiaries.

12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*
Certification by Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global.

101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020; (ii) Consolidated Balance Sheets as of December 31, 2022 and 2021; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements.

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

COMPUGEN LTD. Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: February 28, 2023

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F-2 - F-4

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the “Company“) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

Auditing the Company’s accruals for pre-clinical and clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources such as Company’s personnel that oversee the pre-clinical and clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the timing and pattern of vendor invoicing does not correspond to the level of services provided and there may be delays in invoicing from pre-clinical and clinical study sites and other vendors.

How we addressed the matter in our audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued pre-clinical and clinical trial expenses.

To test the pre-clinical and clinical trial accruals, our audit procedures included, among others, reviewing a sample of agreements with the service providers to corroborate key terms and conditions and testing the accuracy and completeness of the underlying data used in the accrual computations. We also evaluated management’s estimates of the progress of a sample of pre-clinical and clinical trial activities by making direct inquiries of the Company’s personnel that oversee the pre-clinical and clinical trial activities and obtaining information directly from certain service providers which indicated the progress of pre-clinical and clinical trial completed through the balance sheet date and compared that to the Company’s accrual computations. To evaluate the completeness of the accruals, we also examined subsequent invoices from the service providers and cash disbursements to the service providers, to the extent such invoices were received, or payments were made prior to the date that the consolidated financial statements were issued.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2002

Tel-Aviv, Israel

February 28, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the “Company“) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

February 28, 2023

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$11,059	$7,801
Restricted cash		362	713
Short-term bank deposits		72,287	109,248
Other accounts receivable and prepaid expenses	3	2,417	5,460

Total current assets		86,125	123,222

NON-CURRENT ASSETS:
Long-term prepaid expenses		1,899	1,911
Severance pay fund		2,794	3,125
Operating lease right of use asset	4	1,826	2,247
Property and equipment, net	5	1,532	1,658

Total non- current assets		8,051	8,941

Total assets		$94,176	$132,163

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,773	$4,621
Short-term deferred participation in R&D expenses		325	3,629
Current maturity of operating lease liability	4	613	768
Other accounts payable and accrued expenses	6	9,208	8,078

Total current liabilities		11,919	17,096

NON- CURRENT LIABILITIES:
Long-term deferred participation in R&D expenses		-	2,715
Long-term operating lease liability		1,312	1,982
Accrued severance pay		3,265	3,677

Total non-current liabilities		4,577	8,374

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS’ EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at December 31, 2022 and 2021; 86,624,643 and 86,433,432 shares issued and outstanding at December 31, 2022 and 2021, respectively		240	239
Additional paid-in capital		533,213	528,533
Accumulated deficit		(455,773)	(422,079)

Total shareholders’ equity		77,680	106,693

Total liabilities and shareholders’ equity		$94,176	$132,163

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020

Revenue		$7,500	$6,000	$2,000
Cost of revenue		975	680	60

Gross profit		6,525	5,320	1,940

Operating expenses:

Research and development expenses, net		30,648	28,694	22,760
Marketing and business development expenses		932	842	871
General and administrative expenses		10,319	10,858	9,805

Total operating expenses		41,899	40,394	33,436

Operating loss		(35,374)	(35,074)	(31,496)

Financial and other income, net	11	1,738	871	1,798

Loss before taxes on income		(33,636)	(34,203)	(29,698)
Taxes on income	9	58	-	-

Net loss		(33,694)	(34,203)	(29,698)

Basic net loss per share		$(0.39)	$(0.41)	$(0.37)

Diluted net loss per share		$(0.39)	$(0.41)	$(0.37)

Total comprehensive loss		$(33,694)	$(34,203)	$(29,698)

Weighted average number of ordinary shares used in computing basic net loss per share		86,555,628	84,203,971	79,591,187

Weighted average number of ordinary shares used in computing diluted net loss per share		86,555,628	84,203,971	79,591,187

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated	Total shareholders’
	Number	Amount		capital	deficit	equity

Balance as of January 1, 2020	67,922,836	$187		$396,312	$(358,178)	$38,321

Options exercised	3,070,542	9		15,906	-	15,915
Warrants exercised	3,866,139	11		18,314	-	18,325
Issuance of shares, net	8,816,339	24		74,123	-	74,147
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		2,772	-	2,772
Net loss	-	-		-	(29,698)	(29,698)

Balance as of December 31, 2020	83,675,856	231		507,427	(387,876)	119,782

Exercise of options and ESPP shares	335,204	1		1,454	-	1,455
Warrants exercised	89,557	(*	)	425	-	425
Issuance of shares, net	2,332,815	7		14,951	-	14,958
Stock-based compensation issued to employees, directors and non-employees	-	-		4,276	-	4,276
Net loss	-	-		-	(34,203)	(34,203)

Balance as of December 31, 2021	86,433,432	239		528,533	(422,079)	106,693

Exercise of options and ESPP shares	191,211	1		352		353
Stock-based compensation issued to employees, directors and non-employees				4,328		4,328
Net loss					(33,694)	(33,694)

Balance as of December 31, 2022	86,624,643	$240		$533,213	$(455,773)	$77,680

(*) Representing amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net loss	$(33,694)	$(34,203)	$(29,698)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,328	4,276	2,772
Depreciation	482	461	715
Increase (decrease) in severance pay, net	(81)	(101)	184
Loss (gain) from property and equipment sales and disposals	12	(3)	(12)
Decrease (increase) in interest receivables from short-term bank deposits	(584)	469	(532)
Decrease (increase) in trade receivables	-	2,000	(2,000)
Decrease (increase) in other accounts receivable and prepaid expenses	3,043	(2,802)	(1,613)
Decrease (increase) in long-term prepaid expenses	12	(31)	(1,187)
Decrease in operating lease right of use asset	658	525	475
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(1,601)	3,367	3,817
Increase (decrease) in deferred participation in R&D expenses	(6,019)	3,708	(829)
Decrease in operating lease liability	(1,062)	(416)	(412)

Net cash used in operating activities	(34,506)	(22,750)	(28,320)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	114,445	136,850	70,300
Investment in short-term bank deposits	(76,900)	(129,945)	(152,350)
Purchase of property and equipment	(477)	(292)	(166)
Costs of disposal of property and equipment	(10)	-	-
Proceeds from sale of property and equipment	2	3	44

Net cash provided by (used in) investing activities	37,060	6,616	(82,172)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	-	14,958	74,147
Proceeds from exercise of warrants	-	425	18,325
Proceeds from exercise of stock-based awards	353	1,455	15,991

Net cash provided by financing activities	353	16,838	108,463

Increase (decrease) in cash, cash equivalents and restricted cash	2,907	704	(2,029)
Cash, cash equivalents and restricted cash at the beginning of the year	8,514	7,810	9,839

Cash and cash equivalents and restricted cash at the end of the year	$11,421	$8,514	$7,810

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$117	$116	$16
Right-of-use asset obtained in exchange for operating lease liability	$237	$-	$(194)

Cash paid (received) during the year for:

Interest payments received from short-term bank deposits and cash equivalents	$852	$1,364	$1,232

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$11,059	$7,801	$7,143
Restricted cash	362	713	667

Total cash, cash equivalents and restricted cash	$11,421	$8,514	$7,810

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Compugen’s innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints Compugen discovered computationally by COM701, COM902 and rilvegostomig. The Company’s lead product candidates, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody are in Phase 1 clinical trials and have been evaluated, for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. As part of Phase 1 clinical trials for the Company’s lead product candidates, COM701, the Company evaluated COM701 as a monotherapy and under clinical collaboration with Bristol Myers Squibb Company in combination with nivolumab ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Following the termination of the Company’s collaboration with Bristol Myers Squibb Company, these combination studies are being wound down while the monitoring of patients on study treatment is ongoing. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT specific component that is derived from Compugen’s COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is in Phase 2 clinical trial in patients with advanced or metastatic non-small cell lung and locally advanced or metastatic gastric cancer. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The Company’s most advanced early-stage program, COM503, is a potential first-in-class, high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. COM503 is  being advanced into IND enabling studies. Compugen’s business model is to selectively enter into collaborations for its novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is the Company’s differentiator and has enabled the advancement of three drug targets from computer prediction through successful preclinical studies to the clinic.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities are headed from its United States subsidiary, Compugen USA, Inc, located in San Francisco, CA.

c.
The Company has incurred losses in the amount of $33,694 during the year ended December 31, 2022, has an accumulated deficit of $455,773 as of December 31, 2022 and has an accumulated negative cash flow from operating activities in the amount of $34,506 for the year ended December 31, 2022. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the reporting date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL (Cont.)

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement“) with Bayer Pharma AG (“Bayer“) for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and, following the return of the CGEN 15022 program in 2017, the Company is eligible to receive an aggregate amount of over $250,000 in potential milestone payments for Bapotulimab (formerly known as BAY1905254), not including aggregate milestone payments of $23,200 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, Bapotulimab program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing license from Compugen.

On November 29, 2022, Bayer notified the Company that it has resolved to terminate, effective as of February 27, 2023, the Bayer Agreement.

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development, and commercial activities under the agreement. Compugen received a $10,000 upfront payment, and received $15,500 milestone payments out of up to $200,000 it is eligible to receive in development, regulatory and commercial milestones for the first product in addition to tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibbs’ PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL (Cont.)

f.	(Cont.)

Pursuant to the Agreement, Compugen was responsible for and sponsored the ongoing two-part Phase 1 trial, which included the evaluation of the combination of COM701 and Opdivo®. The collaboration was also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. Bristol-Myers Squibb and Compugen each supplied the other company with its own compound for the other party’s study, and otherwise each party was responsible for all costs associated with the study that it is conducting.

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

Pursuant to the Agreement, as amended, the Company sponsored the two-part Phase 1/2 trial, which evaluates the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb provided Opdivo® and BMS-986207 at no cost to the Company.

As part of the amended Agreement, it was agreed that the Company will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the ongoing Phase 1 study and will not continue the expansion cohorts of the dual combination. However, on February 19, 2021, the Agreement was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where the Company is responsible for and sponsored the expansion cohort and Bristol Myers Squibb provided Opdivo® at no cost to the Company for this study.

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

On August 3, 2022, the Company and Bristol-Myers Squibb entered into a letter agreement pursuant to which the Agreement, as amended thereafter, was terminated as of such date.

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

e.Restricted cash:

Restricted cash is held in interest bearing saving accounts which are used as a security for the Company’s Israeli facility leasehold and leased cars fueling bank guarantees and credit card security for Compugen USA, Inc.

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

The short-term bank deposits as of December 31, 2022 and 2021 are in U.S. dollars and bear an annual weighted average interest rate of 4.84% and 0.77%, respectively.

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

h.Impairment of long-lived assets:

The long-lived assets of the Company and Compugen USA, Inc. are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2022, 2021 and 2020, no impairment losses have been identified.

i.Leases:

The Company accounts for its leases according to ASC 842 - Leases (“ASC 842”). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.Leases  (Cont.):

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate the lease is considered unless it is reasonably certain that the Company will not exercise the option.

j.Revenue recognition:

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

•

Determination of the transaction price

•

Allocation of the transaction price to the performance obligations in the contract

•

Recognition of revenue when, or as, the Company satisfies a performance obligation

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Revenue recognition (Cont.):

At the contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property ("IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from COM902. Compugen received a $10,000 upfront nonrefundable payment and is eligible to receive up to $200,000 for development, regulatory and commercial milestones for the first product, of which $15,500 was received to date as well as tiered royalties on future product sales.

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

On September 29, 2021 the second milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 6,000 in accordance with the criteria prescribed under ASC 606.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Revenue recognition (Cont.):

On November 11, 2022, the third milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 7,500 in accordance with the criteria prescribed under ASC 606.

For additional information regarding revenues, please refer to Note 10 below.

k.Cost of revenues:

Cost of revenues consist of certain royalties and milestones paid or accrued.

l.Research and development expenses, net:

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

The portion of the Bristol-Myers Squibb $ 12,000 investment in 2018 over the fair market value of the shares issued in the amount of $ 4,121 and the portion of the $ 20,000 investment in 2021 over the fair market value of the shares issued in the amount of $ 5,000 were considered as deferred participation of Bristol-Myers Squibb in R&D expenses which is amortized over the period of the clinical trial based on the progress in the R&D, see Note 1f and Note 8b.

Amortization of participation in R&D expenses for the years ended December 31, 2022, 2021 and 2020 were $ 6,019, $ 1,291 and $ 829, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Severance pay:

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

Severance expenses for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $ 468, $ 383 and $ 572, respectively.

n.Stock-based compensation:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Stock-based compensation (Cont.):

The Company used the following assumptions for options granted to employees, directors and non-employees and ESPP:

	Year ended December 31,
	2022	2021	2020

Employee stock options

Volatility	69.44%-74.61%	66.02%-69.05%	55.12%-65.59%
Risk-free interest rate	1.54%-4.39%	0.51%-1.14%	0.26%-1.64%
Dividend yield	0%	0%	0%
Expected life (years)	5.05-5.4	5.04-5.31	5.02-5.31
	Year ended December 31,
	2022	2021	2020
ESPP

Volatility	69.74%	64.68%-69.68%	-
Risk-free interest rate	1.63%	0.04%-0.10%	-
Dividend yield	0%	0%	-
Expected life (years)	0.50	0.42-0.50	-

o.Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and short-term bank deposits.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel. Generally, these deposits may be redeemed upon demand and bear minimal risk.

p.Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share“.

All outstanding share options and warrants for the years ended December 31, 2022, 2021 and 2020 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2022, 2021 and 2020 the average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 8,405,615, 6,758,300 and 7,150,648, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes“, (“ASC 740“) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2022 and 2021, a full valuation allowance was provided by the Company.

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

r.Fair value of financial instruments:

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

r.Fair value of financial instruments (Cont.):

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

s.Recently issued and recently adopted Accounting Standards:

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2022	2021

Prepaid expenses	$2,100	$5,272
Government authorities	85	57
Other	232	131

	$2,417	$5,460

NOTE 4: - LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company’s operating leases have original lease periods expiring between 2021 and 2025. The offices in Israel lease include two options to renew, one of which was exercised in 2020. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain.

In October 2020 the Company’s lease for its offices in Israel was amended. The amendment was not accounted for as a new lease. As a result of the amendment the operating lease right of use asset increased by $43, the operating lease liability decreased by $194 and the Company recorded foreign currency exchange rate of $237.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: - LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2022

Weighted average remaining lease term	3.16
Weighted average discount (annual) rate	5.52%

Operating lease expenses were approximately $884, $956 and $944 in the years ended December 31, 2022, 2021 and 2020, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $959, $914 and $927 in the years ended December 31, 2022, 2021 and 2020, respectively.

Maturities of operating lease liabilities were as follows:

December 31, 2022

2023	$699
2024	669
2025	609
2026	114

Total operating lease payments	2,091
Less: imputed interest	166

Present value of lease liabilities	1,925
Lease liabilities, current	613
Lease liabilities, non- current	1,312

Present value of lease liabilities	$1,925

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: - PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:

Computers, software and related equipment	$1,617	$1,506
Laboratory equipment and office furniture	3,831	3,674
Leasehold improvements	2,314	2,321

	7,762	7,501
Accumulated depreciation:

Computers, software and related equipment	1,435	1,351
Laboratory equipment and office furniture	3,190	3,114
Leasehold improvements	1,605	1,378

	6,230	5,843

Depreciated cost	$1,532	$1,658

During 2022 and 2021 total cost of $ 99 and $ 26, respectively and total accumulated depreciation of $ 95 and $ 26, respectively were disposed from the consolidated balance sheets.

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses were approximately $ 482, $ 461 and $ 715, respectively.

NOTE 6: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2022	2021

Employees and related accruals	$2,812	$3,299
Accrued expenses	6,396	4,779

	$9,208	$8,078

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - COMMITMENTS AND CONTINGENCIES

a.The Company provided bank guarantees in the amount of $ 318 related to its offices in Israel, leased cars fueling in Israel and credit card security for its U.S. subsidiary.

b.Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, (the “IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the years ended December 31, 2022, 2021 and 2020, the Company had an aggregate of paid or accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ 225, $ 180 and $ 60, respectively.

As of December 31, 2022, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 9,631.

c.On June 25, 2012 the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as “Contingent Fees”). For the years ended December 31, 2022, 2021 and 2020, the Company incurred such Contingent Fees in the amounts of $ 750, $ 500 and $ 500.

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

The Bayer Agreement was terminated effective February 27, 2023 and no further payments are expected under the May 2012 Agreement

For the years ended December 31, 2022, 2021 and 2020, the Company has not paid and did not accrue payments under this agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: - COMMITMENTS AND CONTINGENCIES (Cont.)

e.Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2022, 2021 and 2020, the Company incurred in the research and development expenses in connection with such milestone payment in the amounts of $ 0, $ 0 and $ 52.

f.Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the years ended December 31, 2022, 2021 and 2020, the Company incurred in the research and development expenses such milestone payment in the amounts of $ 0, $ 250 and $ 0.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

b.Issuance of shares: (Cont.):

During the years ended December 31, 2021 and 2020, warrants to purchase an aggregate of 3,955,696 ordinary shares were exercised with proceeds of approximately $ 18,750 and as of December 31, 2022 and 2021, warrants to purchase up to 297,469 ordinary shares remain outstanding.

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

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $7,788 (net of $91 issuance expenses) were considered equity investment.

In conjunction with the signing of the amendment to the Master Clinical Agreement in November 2021, Bristol Myers Squibb made a $ 20,000 investment in the Company, purchasing 2,332,815 ordinary shares of the Company at a purchase price of $ 8.57333 per share. The share price represented a 33% premium over the closing price of Company’s ordinary shares on the last Nasdaq trading day immediately prior to the execution of the securities purchase agreement.

The premium over the fair market value in the amount of $5,000 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $14,958 (net of $42 issuance expenses) were considered equity investment.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

b.Issuance of shares: (Cont.):

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company’s ordinary shares at a price to the public of $ 9.00 per share (and a price of $ 8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $ 5,200 issuance expenses).

c.Share option plan:

Under the Company’s 2010 Share Option Plan as amended (the “Plan“), options may be granted to employees, directors and non-employees of the Company and Compugen USA, Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 14,395,152 ordinary shares. The Company’s Board of Directors last amended the Plan in March 2022, to increase the number of shares available under the 2010 Plan. As of December 31, 2022, an aggregate of 1,918,297 options under the 2010 Share Option Plan of the Company were still available for future grants.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

c.Share option plan: (Cont.):

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2022, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	6,976,104	6.39	6.69	3,323
Options granted	2,186,400	2.58
Options exercised	(33,186)	3.14
Options forfeited	(778,069)	6.42
Options expired	(193,500)	4.21

Options outstanding at end of year	8,157,749	5.43	6.32	-

Exercisable at end of year	4,635,040	5.68	4.52	-

Weighted average fair value of options granted to employees, directors and non-employees during the years 2022, 2021 and 2020 was $ 1.51, $ 3.81 and $ 7.15 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2022, 2021 and 2020 was $ 19, $ 759 and $ 21,610, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company’s share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of calendar 2021 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount is impacted by the changes in the fair market value of the Company’s shares.

As of December 31, 2022, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 8,715 which is expected to be recognized over a weighted average period of approximately 2.47 years.

d.Employee Stock Purchase Plan:

The Company adopted an ESPP in November 2020, with the first offering period starting at January 1, 2021. In connection with its adoption, a total of 600,000 ordinary shares were reserved for issuance under this plan.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - SHAREHOLDERS’ EQUITY (Cont.)

d.Employee Stock Purchase Plan: (Cont.):

The ESPP is implemented through six-month offering periods (except for the first offering period that was five months). According to the ESPP, eligible employees and non-employees may use up to 15% of their base salaries to purchase ordinary shares up to an aggregate limit of $ 40 per participant for every calendar year. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the first day of each offering period or on the last day of such period.

Since its adoption and through December 31, 2022, 275,854 ordinary shares had been purchased under the ESPP and as of December 31, 2022, 324,146 ordinary shares were available for issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and, as such, results in recognition of compensation cost.

e.The stock-based compensation expenses related to stock options and ESPP are included as follows in the expense categories:

	Year ended December 31,
	2022	2021	2020

Research and development expenses	$2,158	$1,971	$1,123
Marketing and business development expenses	269	215	172
General and administrative expenses	1,901	2,090	1,477

	$4,328	$4,276	$2,772

NOTE 9: - INCOME TAXES

a. Israeli taxation:

1.Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2020, 2021 and 2022.

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

As of December 31, 2022, there was no taxable income attributable to the Beneficiary Enterprise.

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

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2022. The Company’s position may change in the future.

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

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2022 and 2021, since the Company estimates that it will not implement the PTE tax track.

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

5.Net operating losses carryforward and capital loss:

As of December 31, 2022, Compugen Ltd. ’s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 398,100. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

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

As of December 31, 2022, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 700. These losses may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership“ provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - INCOME TAXES (Cont.)

c.Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$34,096	$34,619	$30,010
Foreign	(460)	(416)	(312)

	$33,636	$34,203	$29,698

d.	Taxes on income for the year ended December 31, 2022, represent state income taxes in the United States.

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

	December 31,
	2022	2021

Operating loss carryforward	$91,704	$86,068
Research and development	12,083	9,773
Accrued social benefits and other	3,123	2,801
Right of use assets	(415)	(520)
Lease liabilities	444	636
Property and equipment	2	2
Deferred tax asset before valuation allowance	106,941	98,760
Valuation allowance	(106,941)	(98,760)

Net deferred tax asset	$-	$-

The Company has provided full valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the operating loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

g.Tax assessments:

The Company has tax assessments through 2017 that are deemed to be final.

NOTE 10: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company’s business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, clinical operations, marketing and business development. The Company follows ASC 280, “Segment Reporting“. Total revenues are attributed to geographic areas based on the location of the end customer.

The following represents the total revenue for the years ended December 31, 2022, 2021 and 2020 and long-lived assets as of December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	2020
Revenue from sales to customers:

Europe	$7,500	$6,000	$2,000

Total revenue	$7,500	$6,000	$2,000
	December 31,
	2022	2021
Long-lived assets:

Israel	$3,239	$3,787
United States	119	118

Total long-lived assets	$3,358	$3,905

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Year ended December 31,
	2022	2021	2020
Sales to a single customer exceeding 10%:

Customer A	100%	100%	100%

NOTE 11: - FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2022	2021	2020

Interest income	$1,437	$894	$1,765
Bank fees and other finance expenses	(27)	(25)	(42)
Foreign currency transaction adjustments	340	(1)	63
Gain (loss) from sales and disposals of fixed assets	(12)	3	12

Financial and other income, net	$1,738	$871	$1,798

NOTE 12: - RELATED PARTY BALANCES AND TRANSACTION

	December 31,
	2022	2021

Trade payables and accrued expenses	$83	$94

	Year ended December 31,
	2022	2021	2020
Amounts charged to:

Research and development expenses	$194	$240	$294

For the years ended December 31, 2022, 2021 and 2020 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction was at arm’s length.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2022	2021	2020
Numerator:

Net loss for basic and diluted loss per share	$(33,694)	$(34,203)	$(29,698)

Denominator:

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,555,628	84,203,971	79,591,187

Basic and diluted loss per ordinary share	$(0.39)	$(0.41)	$(0.37)

NOTE 14: - Subsequent Events

On January 31, 2023, the Company entered into a Sales Agreement with SVB Securities LLC (“SVB”), as sales agent, pursuant to which the Company may offer and sell, from time to time through SVB, our ordinary shares. The offer and sale of our ordinary shares, if any, will be made pursuant to our shelf registration statement on Form F-3, as supplemented by the prospectus supplement filed on January 31, 2023. Pursuant to the said prospectus supplement, the Company may offer and sell up to $50 million of its ordinary shares.

- - - - - - - - - - -