Form 20-F/A
period 2022-12-31
COMPUGEN LTD
filed 2023-08-23
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

☐ Yes          ☒ No

EXPLANATORY NOTE

Compugen Ltd. is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 28, 2023, to include updated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibit 13.1, or the Certifications. The Certifications contained in the previously filed Form 20-F inadvertently referred to an incorrect fiscal year end date. This Amendment No. 1 replaces those Certifications with the corrected certifications filed as Exhibit 13.1 hereto.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are filed herewith as Exhibit 12.1 and Exhibit 12.2.

Other than as expressly set forth above, Item 19 and the exhibits hereto, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the previously filed Form 20-F, nor does it reflect any events that have occurred after the filing of the previously filed Form 20-F.

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

4.15	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to Compugen’s Form 6-K, filed with the SEC on June 19, 2018 (File No. 000-30902)).

8.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 000-30902), filed with the SEC on February 28, 2023).

12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*
Certification by Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1
Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F (File No. 000-30902), filed with the SEC on February 28, 2023).

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD. Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: August 23, 2023

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

b.Issuance of shares: (Cont.)

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

b.Issuance of shares: (Cont.)

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

d.Employee Stock Purchase Plan: (Cont.)

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

NOTE 12: - RELATED PARTY BALANCES AND TRANSACTIONS

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