Form 20-F
period 2023-12-31
COMPUGEN LTD
filed 2024-03-05
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 89,237,465 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

(ii)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or the Annual Report, includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information - D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

(iii)

PART I.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A. [RESERVED]

Not applicable.

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

•
In the near term, we are highly dependent on the success of COM701, COM902 and COM503. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

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

•	From time to time, we may also publish preliminary biomarker data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

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

•
We depend significantly on third parties to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, mainly collaborators, in the future, our business will likely be materially harmed.

•	Our dependence on collaboration agreements with third parties presents number of risks.

•	Our existing partnership agreement with Gilead is subject to many risks.

•	We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

•	Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

•
Our information technology systems, or those of the third parties upon whom we rely, including our cloud providers, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

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

•	We, or potential collaborators and licensees, may infringe third-party rights and may become involved in litigation, which may materially harm our business.

•	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

•	Conditions in Israel and in the Middle East may adversely affect our operations.

•	Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

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

As of December 31, 2023, we had an accumulated deficit of approximately $474.5 million and had incurred net losses of approximately $18.8 million in 2023, $33.7 million in 2022 and approximately $34.2 million in 2021, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our preclinical and clinical activities. We previously entered into three therapeutic pipeline program-based partnership agreements, one with Bayer Pharma AG, or Bayer, the other with AstraZeneca plc, or AstraZeneca, and the third with Bristol Myers Squibb Company, or Bristol Myers Squibb, under which, through the end of 2022, we received an aggregate amount of $90.7 million, including a $32.0 million equity investment from Bristol Myers Squibb. Currently, following the termination of the Bristol Myers Squibb and the Bayer collaborations in August 2022 and in February 2023, respectively, and after entering into an exclusive license agreement, or the License Agreement, with Gilead Sciences, Inc., or Gilead, on December 18, 2023, we have two therapeutic pipeline program-based partnership agreements in effect, one with AstraZeneca and the second with Gilead. In the first quarter of 2024, we received $51 million as an upfront payment from Gilead (after $9 million tax withheld at source) and $10 million as a milestone payment from AstraZeneca. We cannot be certain that we will receive additional revenues under any of these partnership agreements or that we will enter into additional arrangements for any of our therapeutic pipeline programs or with respect to our predictive computational discovery capabilities, or that such additional arrangements, if any, will provide sufficient revenues to achieve profitability.

We may need to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

Based on our current plans and our expectation that IND clearance for COM503 will take place in the second half of 2024, we believe that our current existing cash and cash equivalents, short-term bank deposits, investment in marketable securities together with the COM503 IND clearance milestone payment from Gilead will be sufficient to fund operations into 2027, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change, our cash balances may only be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will generate significant revenues or achieve profitability, and therefore we may need additional funds to continue financing our operations. We may seek additional capital for various reasons, including for our ongoing operations or strategic considerations, even if we believe we have sufficient funds for our current and future operating plans. Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders will experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities.

Any failure to raise funds as and when needed would materially harm our business, financial condition and results of operations, and result in us having to significantly curtail one or more of our research or development programs or otherwise reduce our operations and thereby not having the ability to have some or all of such therapeutic product candidates developed and have a negative impact on our ability to pursue our business strategy. We also could be required to seek funds through arrangements with partners or other investors that may require us to enter into arrangements on terms that would otherwise not be acceptable to us which could materially harm our business, financial condition and results of operations.

We cannot provide assurance that our business model will succeed in generating substantial revenues.

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from development and commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our predictive computational discovery capabilities to identify novel drug targets and develop potentially first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our predictive computational discovery capabilities undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations. Following the termination of the Bristol Myers Squibb and the Bayer collaborations in August 2022 and in February 2023, respectively, and after entering into the License Agreement with Gilead on December 18, 2023, we currently have two collaborations in effect, one with AstraZeneca and the second with Gilead. The termination of our existing or any future collaboration agreements may have varying impacts on our financial position and, specifically, our ability to generate revenue. For example, while the termination of our agreement with Bristol Myers Squibb has different effects on our operations, this termination caused us to lose free access to PD-1 immune checkpoint inhibitor, which has an adverse impact on our expenditure thereby requiring us to purchase PD-1 inhibitor for our clinical studies. The main effect of the termination of the collaboration agreement with Bayer was extinguishing our potential to achieve future revenues from such collaboration. The inability to derive adequate revenues, or at all, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from partnerships for our novel drug targets and related therapeutic product candidates at various stages of research and development has been limited. To date, we have entered into four partnership agreements with respect to our therapeutic pipeline programs under which we have received a total amount of $151.7 million (after $9 million withholding taxes), of which $32 million was the form of an equity investment. We recognized revenue of $33.5 million in 2023, $7.5 million in 2022 and $6.0 million in 2021 from our partnerships. There can be no guarantee that we will achieve the same level of revenue in the future.

We cannot be certain that our focus on discovery, research and drug development in the field of immuno-oncology, along with advancing selected programs to preclinical and clinical development partially or fully at our own expense, will generate a stable or significant revenue stream. Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly and therefore financial terms that may be available for our candidates at the various R&D stages may vary greatly. The inability to derive adequate revenues within our field of focus and for our specific drug targets or product candidates would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the partnering and commercialization aspects of our model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of our programs based on our existing and future novel drug targets and related therapeutic products and any future product candidates.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023, in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near term, we are highly dependent on the success of COM701, COM902 and COM503. We may not be able to advance our internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so.

We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the clinical development of COM701 and of COM902 and preclinical development of COM503. Our prospects are substantially dependent on our ability, or that of any existing and future partners, to manufacture, develop, obtain marketing approval for and successfully commercialize COM701, COM902 and COM503 as a stand alone or in combination with other drugs. We have reported favorable safety and toxicity profile and preliminary signals of antitumor activity in our ongoing Phase 1 trial with COM701 monotherapy, COM701 combination with nivolumab, and in the triplet combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody). We have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease. These preliminary clinical results may not predict the final results of the on-going clinical trials or future clinical trials or otherwise be sufficient to attract a partner or support a future drug approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks or failures in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks or failures.

Our pipeline currently consists of three clinical stage programs, which are at early stage of clinical development. Two, COM701 and COM902 are being developed internally and the third, rilvegostomig, is being developed by our collaborator, AstraZeneca. Our pipeline also consists of additional programs in early stage, the most advanced of which is COM503, which is in IND enabling studies and is licensed to Gilead and requires substantial development and investment.

If we are able to advance our programs throughout the different clinical development phases, we will need to expand our personnel and operational capabilities to support these activities. We may also need to raise additional capital in such event. In part because of our limited infrastructure, limited experience in conducting clinical trials and limited experience in interacting with  regulatory authorities, we cannot be certain that our clinical trials will be completed on time, that our planned clinical trials will be initiated on time, if at all, that our planned development programs and development path forward will be designed well or would be acceptable to the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities, or that, even if approval is obtained, such investigational products can be successfully commercialized.

The success of COM701, COM902 and COM503 is dependent upon several factors, including the following:

•	the successful clearance of IND for COM503;

•	the successful clinical trial design (and implementation thereof) and results;

•	our ability to fund clinical trials designed to obtain regulatory approval and to become commercially successful;

•	our ability to design trials required to allow for a path for registration or obtain regulatory approval;

•	the success of trials designed to allow for a path for registration/approval by regulatory authorities;

•	our selected regulatory strategy;

•	our timely initiation, enrollment and completion of clinical trials;

•	the enrolled patient population’s demographics, prior therapy/ies and other patients characteristics, even if they meet the inclusion/exclusion enrollment criteria;

•	a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the FDA or comparable foreign regulatory authorities;

•	a safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that fits the competitive treatment landscape/ unmet patients’ need;

•	selection of drug dosing;

•	selection of indications;

•	selection of patient populations;

•	selection of comparator study arm

•	selection of drug(s) for combinations;

•	access to drugs required for combination studies or approval;

•	successful identification of biomarkers, including for patient selection;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment, management and monitoring of CRO arrangements and processes with third-party service providers for conducting the clinical trial;

•	ability to convince clinical investigators in the potential of our clinical drug candidates and their interest in enrolling patients to our studies;

•	establishment and monitoring of manufacturing arrangements and processes with third-party service providers and clinical manufacturing organizations for manufacturing drug substance and drug product;

•	establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling;

•	stability of our drug substance and drug products;

•	supply of our drugs in sufficient quantities and quality for our clinical trials;

•	establishment of arrangements with third-party manufacturers and processes monitoring to obtain commercial quality drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval; and

•	commercial acceptance by patients, the medical community and third-party payors.

Many of these factors are beyond our control, including clinical development by us and our competitors, the regulatory submission and review process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701, COM902 and COM503, on our own or with any collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

We are currently conducting two Phase 1 clinical trials one in metastatic microsatellite stable colorectal cancer and one in platinum resistant ovarian cancer, in which we test the combination of COM701 with COM902 and pembrolizumab. We completed our enrollment of 20 patients in the metastatic microsatellite stable colorectal cancer trial and expect to complete enrollment of at least 20 patients with platinum resistant ovarian cancer in the first quarter of 2024, later than we initially projected due to various reasons, including competing studies, trying to identify suitable enrolling sites and the general treatment landscape in this indication. Our anticipated time to data in these trials is subject to our ability to enroll a sufficient number of eligible patients that will need to be enrolled for observing clinical activity, if at all. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all or that our data will support the further development of our proposed combination. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to clinical trial sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion or even before any/sufficient imaging assessment, the willingness of patients to attend clinic visits given epidemic and pandemic concerns, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as a changing treatment landscape, including any new drugs that may be approved for the indications we are investigating. For example, the platinum resistant ovarian cancer landscape is continually evolving and becoming more competitive, with the approval of mirvetuximab and other competing studies, which may have an impact on our enrollment rate and may raise the bar for success in our clinical trial results.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902, COM503 and our future potential drug products may target. Additionally, other pharmaceutical companies are already clinically investigating their own therapeutic candidates against PVRIG, the target of COM701, or against TIGIT, the target of COM902, and the IL-18 pathway, which COM503 is targeting, which may hamper the enrollment of patients in our trials for COM701, COM902, or COM503.  For example, in the case of COM701, there are currently several PVRIG antibodies in Phase 1 studies, such as GSK’s GSK4381562 (formerly SRF813), Hengrui’s PVRIG/TIGIT bi-specific, SHR-2002, Simcere’s TIGIT/PVRIG bispecific antibody, SIM0348, Biotheus’s PVRIG/TIGIT bi-specific, PM-1009, and Hefei TG ImmunoPharma’s NM1F.

In the case of COM902, the landscape includes a significant number of anti-TIGIT antibodies at various stages of development, with the leading ones currently in Phase 3 clinical trials, such as tiragolumab by Roche, vibostolumab by Merck, rilvegostomigby AstraZeneca, ociperlimab by Beigene, domvanalimab by Arcus, as well as others at earlier stages in development. In the IL-18 pathway field, the programs that are more advanced than COM503 and are in clinical stage are ST-067, a mutated IL-18 fusion protein at Phase 1/2 and two IL-18 CART therapies in Phase 1. As a result, we must compete with these competitors for clinical sites, clinicians’ interest and the limited number of patients who fulfill the stringent requirements for participation in clinical trials in general. Also, patient enrollment may be limited due to changes in the regulatory landscape in the indications of interest to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients or lack of successful drug performance. The delay or inability to meet planned patient enrollment or successful results may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

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

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across population of patients, choosing the incorrect patient population or indication, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the preliminary safety and anti-tumor activity results reported to date from our ongoing Phase 1 trial for COM701 and COM902, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the further advancement of clinical development or regulatory approval to market of COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. The same applies to COM503 which has not yet entered the clinic. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, patient population, duration, design, measurements, conduct or analysis of our clinical trials, patient monitoring, the dosing we choose and other factors.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us, or any collaborators, and impair our ability to generate revenues from product sales, development, regulatory and commercialization milestones and royalties. Moreover, if we, or any collaborators, are required to conduct additional clinical trials or repeat clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we, or they, are unable to successfully complete clinical trials of our product candidates or other testing, or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any collaborators, may, among others:

•          cease the development of the product candidates;

•          incur additional unplanned costs;

•          terminate or amend the respective collaboration, if applicable;

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

Obtaining marketing approval from regulatory authorities for the sale of any therapeutic product requires substantial preclinical development and then extensive human clinical trials to demonstrate the safety and efficacy of such product candidates. It is impossible to predict when or if any of our programs or those of our collaborators based on our target discoveries will yield products that will be approved for human testing, or, if such testing is proven sufficiently safe and effective for further development or to receive regulatory approval for marketing. Preclinical and clinical testing is expensive, time consuming, and subject to uncertainty and will require significant additional financial and management resources. As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot guarantee that any of our therapeutic drug candidates from our pipeline will be advanced into clinical trials or that our clinical trials will be conducted as planned or completed on schedule, if at all. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to continue to achieve such successes at later stages of the clinical studies or to obtain marketing approval for such products.

We submitted to the FDA an Investigational New Drug application, or IND, for COM701, which was cleared by the FDA in June 2018 and an IND for COM902, which was cleared by the FDA in October 2019 and we plan to submit IND to the FDA for COM503 in 2024. However, there can be no assurance that we will submit additional INDs, including for COM503, nor if submitted, the actual timing for such submission (including amendments), nor that such submissions will be accepted by the FDA at all or within anticipated timeframe, allowing clinical trials to begin or continue. There can be no assurance that clinical trials will begin at any predicted date or will be completed on schedule, if at all. Moreover, even if these clinical trials begin, issues may arise that could result in the suspension of or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other data to support the initiation of clinical trials;

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

•
clinical trials of our product candidates producing negative or inconclusive results, or early results that will not be repeated in larger or future cohorts or randomized studies, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

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

From time to time, we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

From time to time, we publish preliminary or interim investigator assessed data from our ongoing clinical trials. Preliminary data remain subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Preliminary data are also subject to the risk that one or more of the clinical outcomes may materially change as time goes by and cutoff date changes, patient enrollment continues and with further patient monitoring where more patient data become available. As a result, preliminary data should be viewed with caution until clinical trial completion where the final data are available. Also, data may also change upon the further assessment in additional studies. Material adverse changes in the data along the clinical development process could significantly harm our business prospects, financial condition and results of operations.

We rely and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully or professionally carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract manufacturing research organizations, contract laboratories, outsourced preclinical and clinical service providers and other third parties, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely heavily and will continue to rely heavily on these parties for execution of clinical trials for COM701 and COM902 and any other future product candidates we may take to the clinic, including COM503 (to the extent we take it to the clinic), and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our internal clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties, including our CROs, will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We believe that our financial results and the commercial prospects for COM701, COM902, and any other future therapeutic product candidates we may take to the clinic, including COM503 (to the extent we take it to the clinic), would be harmed, our costs could materially increase and our ability to generate revenue could be significantly adversely impacted, if our clinical investigators, CROs or other third parties providing us services fail to successfully carry out their contractual duties or obligations diligently and in a professional manner or fail to meet their expected deadlines.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same drug target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 clinical trial for COM902, which targets TIGIT, in March 2020. There are additional companies that have a program targeting TIGIT in advanced clinical trials, such as Merck, Roche, Gilead/Arcus, AstraZeneca, and BeiGene. We have no control over their clinical trials or development programs, and lack of or insufficient efficacy such as recently reported for Roche’s TIGIT targeting antibody tiragolumab in SCLC and NSCLC, adverse events or undesirable side effects experienced by subjects in their clinical trials could affect our development and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

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

The same risk applies to COM701 since other anti-PVRIG antibodies such as GSK’s GSK4381562 (formerly SRF813), Hengrui’s PVRIG/TIGIT bi-specific, SHR-2002, Simcere’s TIGIT/PVRIG bispecific antibody, SIM0348, Biotheus’s PVRIG/TIGIT bi-specific, PM-1009, and Hefei TG ImmunoPharma’s NM1F which entered the clinic.

The same risk applies to COM503 as Simcha Therapeutics Inc. entered its Phase I/II with ST-067, with results expected by June 2024. There are three IL-18 related CAR-T therapies CMN-008 by Co-Immune, huCART19-IL18 by University of Pennsylvania and EU-307 by Eutilex that have entered Phase 1 studies.

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

We have not contracted with alternate suppliers to support us in the event we experience any problems with our current manufacturers. If we are unable to arrange for alternative third-party manufacturing sources or are unable to reserve another manufacturing slot with our current manufacturers or are unable to do so on commercially reasonable terms or in a timely manner, or are unable to provide backup drug, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates, and even fail to supply drug to patients on study treatment on time or at all, or meet other obligations, each event of which can cause us material harm.

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

We may require companion or complementary diagnostics and/or biomarkers for our clinical trials, or a portion of our clinical trials, and may be required to have such in order to obtain marketing approval or commercialization of our therapeutic programs. Failure to successfully discover, develop, validate and obtain regulatory clearance or approval for such tests could harm our patients’ selection strategy and may harm our clinical outcome.

Companion or complementary diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities and may require separate regulatory authorization prior to commercialization. We may require for our clinical trials or for certain portions of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for the appropriate indications. We rely on access to patient tumor and blood samples for analysis of protein, DNA, and RNA biomarkers. We may rely on third parties for the tumor and blood samples’ handling, processing, and analysis, discovery, development, and validation of these potential biomarker candidates, biomarkers and/or companion diagnostics, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover, validate and/or develop the required companion diagnostics and/or biomarkers for our clinical programs, or develop with altered specifications, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patient selection and our clinical outcome, as well as obtaining marketing authorization for these product candidates.

From time to time, we may also publish preliminary biomarker data from our ongoing clinical trials. As more patient data become available the data and the interpretation of the data may change.

Preliminary biomarker data are subject to the risk that it may materially change as patient enrollment continues, as assay or reagents conditions change, as selected signal cutoff changes and it remains subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution. Material adverse changes in the biomarker data along the clinical development process could harm our patient selection, the success of our studies and could cause other damages and could eventually significantly harm our business prospects, financial condition and results of operations.

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

We and our collaborators face a number of risks of failure that are inherent in the lengthy and costly process of developing and commercializing new therapeutic products. These risks, which typically result in very high failure rates even for successful biopharmaceutical companies, include, among others, the possibility that:

•	we will not be able to discover additional drug targets;

•	our new target candidates will prove to be inappropriate for treatment of cancer;

•	our new target candidates will prove to be inappropriate targets for therapeutic product candidates;

•	our new target candidates will prove to be inappropriate targets for immunotherapy;

•	we will not succeed in selecting the appropriate tumor type, indication or patient population for the therapeutic product candidate;

•	we will not succeed in developing or choosing the appropriate mAb for these targets, or the appropriate mAb lead or the appropriate mAb isotype;

•	we will not succeed in identifying or developing a biomarker or companion diagnostic for our therapeutic product candidates;

•	we will not succeed in choosing the appropriate drug modality for these targets;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	we will not choose or have access to the right drug combination for our therapeutic product candidates;

•	we will not select or find the appropriate dosing regimen;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects or negative consequences;

•	our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•	our early-stage development efforts may provoke competition by others or may face competition by others;

•	our early-stage development efforts will bear significant delays in the development of additional preclinical stage programs;

•	our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•	we or our collaborators will fail to receive required regulatory approvals;

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

While we believe that applying our predictive computational discovery capabilities to identify new drug targets may potentially enable the development of potentially first-in-class therapeutics in the field of cancer immunotherapy, our capabilities are yet not fully proven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Although our approach has resulted in the discovery of several new drug targets and their related potential first-in-class or best-in-class therapeutic product candidates in the field of cancer immunotherapy, they are in early stages of research and development or in clinical stage, with COM701 having entered the clinic in 2018, COM902 which entered the clinic in March 2020 and rilvegostomigwhich entered the clinic in the fourth quarter of 2021. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our discovery and therapeutic development activities is on mAb therapeutics in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development activities in other therapeutic areas, and presently we only pursue activities in our area of focus. If our current candidates fail, or if we fail to continue to discover and develop therapeutic product candidates of clinical value and medical interest in this field, or if we are unable to discover drug targets for mAb therapeutics, or if other modalities would be more successful in treating cancer patients, our business will likely be materially harmed. With respect to cancer immunotherapies, although there have been positive clinical results reported by others resulting in some products gaining approval by the FDA, there can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide similar clinical advantages or interest, that no long term adverse effects will be seen, or that other classes of targets or other products will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed four partnership agreements involving our therapeutic product candidates, two of which, one with AstraZeneca and one with Gilead, are in effect. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with our decision to focus on immuno-oncology that include, among others:

•	not being able to discover new drug targets in this field;

•	our full scope of target discovery capabilities may not be adequate;

•	not having chosen the right therapeutic area;

•	having chosen a therapeutic area with a very high degree of competition;

•	industry interest in this area or in specific classes/families of drug targets within this area of focus would decrease over time;

•	the checkpoint inhibitors field is facing fatigue;

•	having chosen a therapeutic area of great biological complexity and with very high failure rates in product development;

•	not choosing the appropriate drug modality;

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

Risks Related to Our Dependence on Third Parties

We depend significantly on third parties to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, mainly collaborators, in the future, our business will likely be materially harmed.

Our primary strategy for the development and commercialization of products based on our drug targets and therapeutic product candidates depends on third parties to carry out and/or finance, the research, development and commercialization of such products, principally by pharmaceutical and biotechnology companies and other healthcare related organizations and CROs, either on their own or in collaboration with us. To date, we have entered into four partnership agreements with respect to our drug target candidates, two of which (one with AstraZeneca and one with Gilead) are in effect. We cannot be sure that the partnership agreements with AstraZeneca or Gilead will result in the successful development or commercialization of any product. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of preclinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts and/or commercial-scale of drug substance and drug products required for any clinical trials that we initiate and other related services. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701, COM902 and COM503.

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

The risks that we face in connection with our existing collaborations and other business alliances as well as those that we may enter into in the future include, among others, the following:

•	we may be unable to reach mutually agreeable terms and conditions with respect to potential new collaborations;

•
we or our current and/or future collaborators may be unable to comply or fully comply with the obligations under collaboration agreements to which we are (or will become) a party, and as a result, we may not generate milestone payments or royalties from such agreements, and our ability to enter into additional agreements may be harmed;

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

Our existing partnership agreement with Gilead is subject to many risks.

In December 2023, we entered into the License Agreement with Gilead. Under the terms of the License Agreement, we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including COM503, and additional products that may be so developed by Gilead, together with COM503, or the Licensed Products.

Pursuant to the License Agreement, we will be responsible for conducting a Phase 1 clinical trial for COM503, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the COM503 drug supply), with Gilead providing at no cost an anti-PD-1/PD-L1 antibody for such trial. Nevertheless, in certain circumstances, Gilead may require us to transfer to them the role of conducting the Phase 1 clinical trial, before the Phase 1 clinical trial is initiated or completed. In such case,our business and financial condition may be harmed.

In addition, Gilead may terminate the agreement for material breach, bankruptcy and even for convenience and therefore, if this agreement is terminated, particularly prior to our signing additional collaboration agreement at that scale, our business and financial condition may be materially harmed. If significant adverse unforeseen events occur in this collaboration or it is terminated, our business and financial condition may be materially harmed.

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

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, primarily with respect to clinical data, we have to rely upon the data provided by the third-party. If we fail to identify and obtain accurate and quality data, services and/or technologies from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities, clinical trials or other activities or our final products, may be significantly harmed, delayed or terminated.

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms or may not serve us as well as other drugs.

We may need to obtain certain drugs from third parties or to acquire marketed drugs to further develop our drug candidates to work in combinations with other drugs for selected indications. If we fail to obtain these drugs or license thereof, our drug candidates may not be sufficiently efficient, and we may not be able to pursue them through development. We will also need to obtain certain drugs from third parties in order to register and commercialize our drug candidates. If we fail to enter into collaboration with the marketing authorization holder, we may not be able to pursue our combination drugs through registration and commercialization. Furthermore, if we pursue clinical trials with third parties to further develop our drug candidates to work in combinations with such other drugs for selected indications and those third parties’ drugs have not received regulatory approval for an indication of interest to us, such clinical trials may not provide us a path for registration and therefore may not serve us best as other drug(s) in the relevant indication.

Risks Related to Competition and Commercialization

Our business model is challenging to implement and to date has not yielded significant revenues.

Our discovery and development capabilities are designed to identify and develop novel products addressing a specific unmet need and enter into collaborations with partners with respect to such novel products. Our objective is that under these collaborations, we will have the right to receive various forms of revenues from such products or product candidates. To date, we have entered into four partnership agreements with respect to our pipeline programs, only two of which are in effect. There can be no assurance that our current or any future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to us, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries and product candidates, our business may be materially harmed.

Currently we have an ongoing collaboration with AstraZeneca, pursuant to which rilvegostomig, a novel PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, entered into a Phase 3 clinical trial in the fourth quarter of 2023 and a collaboration with Gilead, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our COM503 product candidate,  which is in IND enabling studies, and additional products that may be so developed by Gilead. In addition, we have two clinical programs fully owned by us, COM701 and COM902, that are available for partnering arrangements.

There can be no assurance that we will be able to establish collaborations for COM701 or COM902 or any collaboration for our early-stage programs. Failure to enter into collaborations, may materially harm our business. The research and validation data generated to date for our early-stage pipeline and the clinical data generated to date for COM701 and COM902 may not be sufficient to attract interest from prospective collaborators and we may fail to generate data suitable to draw interest with potential partners. Furthermore, our drug target candidates or therapeutic product candidates may not fit their corporate or clinical strategy or will present a sufficient market competitive edge, or not at all. These companies may require more data, including their independent testing of our early-stage therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaborative arrangements of our therapeutic product candidates, and as a result may harm our business.

Additionally, we may not be able to demonstrate efficacy or safety, prove our scientific or preclinical hypothesis or obtain approval for and commercialize our products as monotherapy treatments. We may be required to combine our product candidates with other products to provide sufficient data for approval by FDA and other regulatory authorities, in all or in specific indications (which may require our dependency on third-party drugs). As part of our business strategy, we are looking to establish clinical collaborations with pharmaceutical and biotechnology companies to specifically test the hypothesis that there may be greater effects when combining our products with other products. There can be no assurance that we will be able to establish clinical collaborations or to maintain our existing collaborations. Failure to enter into clinical collaborations to pursue drug combinations may materially harm our business. These potential combination products may include both marketed as well as investigational products, and as such, adverse events resulting from combining the products or investigational agents are unknown and could be severe, including resulting in death of the patient due to these unknown toxicities. Furthermore, using our therapeutic product candidates as part of combinations therapy may result in a situation under which our therapeutic product candidates will be entitled to only a fraction of the anticipated product revenues.

We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

The biotechnology and biopharmaceutical industries are highly competitive, characterized by rapid and significant technological advancements, and have a strong emphasis on proprietary products. Our success is highly dependent upon our ability to identify, develop and obtain regulatory approvals for therapeutic products based on our discovered novel drug targets. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies, specialty pharmaceutical and biopharmaceutical companies, academic institutions, government agencies and other private and public companies and research institutions.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors and others may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources or use different approaches than we do to receive marketing approval before our products. For example, in case of COM701, there are currently several PVRIG antibodies in Phase 1 studies, such as GSK’s GSK4381562 (formerly SRF813), Hengrui’s PVRIG/TIGIT bi-specific, SHR-2002, Simcere’s TIGIT/PVRIG bispecific antibody, SIM0348, Biotheus’s TIGIT/PVRIG bispecific, PM-1009, and Hefei TG ImmunoPharma’s NM1F. In the IL-18 pathway field, Simcha therapeutics is leading with its ST-067, a mutated IL-18 fusion protein at Ph 1/2. There are three IL-18 related CAR-T therapies CMN-008 by Co-Immune, huCART19-IL18 by University of Pennsylvania and EU-307 by Eutilex that have entered Phase 1 studies. BrightPeak Therapeutics, Sonnet Biotherapeutics, and Xencor are examples of companies who are developing recombinant IL-18 and are in the preclinical phase or IND enabling stages. Antibodies for IL-18BP are also being developed in Lassen Therapeutics (LASN-500) in the discovery stage. Additionally, these third parties compete with us in recruiting and retaining qualified scientific, drug development and management personnel and advisors, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors or a change in potential acquirers’ preferences. In addition, increased industry interest and deals in the anti-TIGIT and anti-PVRIG field may further enhance the competition for our clinical stage assets COM902 and COM701 and may include companies with significantly greater resources and capabilities than we have. For example, in January 2022 Coherus exercised its option to Junshi Biosciences’ TIGIT-targeted antibody JS006 and initiated phase 1 clinical trials, in May 2021 Bristol Myers Squibb licensed Agenus’s anti TIGIT bi specific program, in November 2021 Gilead and Taiho each exercised its option to Arcus’ anti-TIGIT antibodies domvanalimab and AB308 each pursuant to its respective territorial rights, in June 2021 GSK and iTeos Therapeutics entered into an agreement to co-develop and co-commercialize iTeos’ anti-TIGIT antibody EOS-448, and in December 2020 GSK licensed worldwide development and commercial rights to Surface Oncology’s preclinical program SRF813 (now GSK4381562), an antibody targeting PVRIG which has received FDA IND clearance in December 2021 and initiated phase I studies.

In addition to the competition we face in the drug target space, we also face competition in the drug modality field. Technological breakthroughs in new modalities will be a key driver of growth for the biopharma industry over the next decade. Drug discovery and development has undergone an impressive transformation over recent years driven by the emergence of new drug modalities. This expansion in innovative drug modalities has provided an impressive drug modality toolbox to enhance the drug effectiveness and also allow to enhance the potential from such targets that the efficacy of a naked antibody targeting these drug targets has been limited. Such drug modalities include among others, bi-specifics, T cell engagers (TCE), cell therapies, antibody drug conjugates (ADC), protein degraders, molecular glues, and mRNA therapeutics. An example of a drug modality gaining a lot of interest and attention are the ADC, with eleven (11) FDA approvals as of June 2023 and the significant investment as exemplified by the Pfizer’s $43 billion acquisition Seagen for its ADC.

Competition may further increase as a result of advances in the commercial applicability of technologies similar to our predictive computational discovery capabilities and greater availability of capital for investment in these industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of data-driven drug discovery/healthcare. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by way of establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships or acquisitions in furtherance thereof. Several companies that utilize AI/ML for target discovery in the field of immuno-oncology/cancer include Exscientia, Recursion, Benevolent, and InSilico Medicine. Our competitors may succeed in discovering targets and therefore also develop products that are competitive to ours.

In addition, there is a trend towards mergers and acquisitions in the pharmaceutical, diagnostic and biotechnology industry, which may result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in our industry. Several top mergers and acquisitions in 2023 include Pfizer’s acquisition of Seattle Genetics for $43 billion, Amgen’s acquisition of Horizon Therapeutics for approximately $27.8 billion, and Merck’s acquisition of Promethus for approximately $10.8 billion. In January 2024, several planned mergers and acquisitions were announced, such as J&J/Ambrx, Merck/Harpoon Therapeutics, and Novartis/ Calypso Biotech. In addition, it is possible that because of adverse or volatile capital market conditions, companies may be willing to enter into mergers and acquisition transactions or other sale of asset transactions on terms more favorable to acquirer and thereby further intensify competition. This trend may also result in fewer potential collaborators or licensees for our therapeutic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. In addition, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in our discovery capabilities or individual discoveries or product candidates as a result of a modified strategy, new priorities, competition and revised capabilities or portfolio of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates or to keep current collaboration in place or on-track and as a result may harm our business.

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

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental scientific support particularly those discovered through a computational discovery approach.

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early validation stage or drug discovery stage is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support its clinical, business and commercial potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early-stage collaborations based on newly discovered targets, more so if discovered by computer prediction and has no or limited published scientific support, as opposed to drug targets backed with human clinical trial data, or product candidates with significant published experimental validation and scientific support. Therefore, we cannot assure that our business model to enter into partnering arrangements for our early-stage novel targets and product candidates will be successful.

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

We may not be able to prohibit our competitors from using methods to identify and develop product candidates, including such methods that are the same as or similar to our own. Since our competitors develop products that compete with COM701, COM902 or COM503 or any future product candidates we develop, our ability to develop and commercialize these product candidates may diminish substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign early-stage collaborations, and as a result we may be required to advance our programs into clinical development and show clinical proof of concept before we may attract potential collaborators. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, for COM701, COM902, and COM503, and expect to continue to face for our future therapeutic product candidates, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and therapeutic agents in the field of immuno-oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply computer science, bioinformatics, AI or ML technologies to the field of target discovery. Many of our competitors have one or more of the following:

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

In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

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

We manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with a limited workforce, which is spread globally, and by using third parties to provide us services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

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

It can also be difficult for us to find employees with appropriate experience for our business, which difficulty is further heightened when seeking experienced personnel in Israel, and specifically considering the ongoing war situation in Israel. We require a multidisciplinary approach and some of our researchers require an understanding in both exact and biological sciences. In addition, we require experience in drug and clinical development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result and taking into consideration the ongoing war in Israel and the effect thereof outside of Israel, we may face higher than average employee turnover or challenges in hiring due to such competition.

The competition for qualified personnel in the pharmaceutical and biotech industry is intense. The loss of service of any of our key personnel could harm our business. Due to our limited resources, we may not be able to effectively retain our existing key personnel or attract and recruit additional qualified key personnel.

Our information technology systems, or those of the third parties upon whom we rely, including our cloud providers, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our pipeline and our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

We, and the third parties upon whom we rely, process, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data and clinical trial data), intellectual property, trade secrets and other sensitive data (collectively, sensitive information). Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our information technology systems, cloud-based computers and those of the third parties upon whom we rely, including without limitation our CROs and other contractors and consultants, are vulnerable to damage.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, including the current situation in Israel, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations. For example, we have operations in Israel, where businesses have experienced an increase in cyberattacks in relation to the Israel/Hamas conflict.

Our information technology systems, and those of the third parties upon which we rely, are vulnerable to a variety of evolving threats including, but are not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses), malware, denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, server malfunctions, software or hardware failures, attacks enhanced or facilitated by artificial intelligence, or other disruptive events including but not limited to natural disasters such as fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins or similar events.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

We rely on certain third parties, including service providers, vendors, and partners, and their technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other communication functions, and other functions, and to provide other services necessary to operate our business, including our CROs and to keep financial and corporate records. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties upon which we rely experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties upon which we rely fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or the third parties’ upon whom we rely supply chains have not been or will not be compromised.

If we or the third parties upon whom we rely were to suffer a security breach or other interruption, we could experience unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or our vendors and partners (including personally identifiable information or personal data and other confidential information). Although we have implemented security measures designed to protect against security breaches and other incidents and maintain offsite back-ups of our data, such measures may fail. We may not detect and remediate all vulnerabilities, including on a timely basis.  Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We may expend significant resources or modify our activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents.  Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we or the third parties upon whom we rely experience (or are perceived to have experienced) a security breach or other incident or disruption, we may experience adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including clinical trial data and other personal data), litigation, indemnification obligations, loss of data (including clinical trial data and other sensitive information) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attendant consequences may interrupt our clinical trials, reduce demand for our product candidates, and delay or negatively impact the development and commercialization of our product candidates and ability to grow and operate our business. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and the third parties upon whom we rely process sensitive information. We and the third parties upon whom we rely may be subject to numerous data privacy and security obligations, such as various federal, state, local and foreign data laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, numerous federal, state, and local laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal data may apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. As another example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes specific requirements on our correspondence with subscribers for email communication. Additionally, laws in all 50 states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The CCPA, as amended requires businesses to provide specific disclosures in privacy notices and honor requests of California residents (including consumers, business representatives, and employees) to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, an increasing number of foreign data protection laws may also apply to health-related and other personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation, or EU GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue, temporary or definitive bans on data processing, and other corrective actions. Additionally, private litigation related to processing of personal data can be brought under the EU GDPR by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 and the regulations promulgated thereunder, or the PPL, including the Israeli Privacy Protection Regulations (Data Security) 2017, imposing obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the PPL may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational security measures. Failure to comply with the PPL and with guidelines issued by the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

Furthermore, Europe and other jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), existing mechanisms that may facilitate cross-border personal data transfers may change, be challenged or be invalidated, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If we cannot implement a valid compliance mechanism for cross-border data transfers, we could experience material adverse effects.

We publish privacy policies and other statements regarding data privacy and security.  If these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Compliance with privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure or perceived failure by us or the third parties upon whom we rely to comply with U.S. and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or mass arbitration demands, bans on processing personal data, additional reporting requirements or oversight, orders to destroy or not use personal data, and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights or failed to comply with privacy or security obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have applied for patents covering proteins, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We have issued patents and pending patent applications that are related to our product candidates in the U.S., Europe, and other territories. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek or that they will not be challenged. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early-stage pipeline and various business considerations, we may be required to seek patent protection at a very early-stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished, may cause us to spend significant resources in areas that due to these previously filed patents or applications we will not be able to obtain patent protection, practice the claimed invention without infringing upon such earlier patents (if granted), or will only be able to obtain a narrower scope of protection than contemplated.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and other jurisdictions which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings also may result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect all our intellectual property or prevent others from designing their products in a way to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop and could threaten our ability to commercialize product candidates and expose us to unexpected competition that could have a material adverse impact on our business. For example, in October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies and following different proceedings, on July 11, 2023 in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the broad claims in the patent as granted to us. The opposition division’s written decision was received on January 18, 2024. The opponents have until March 18, 2024 to file an appeal. If an appeal is not filed by that time, the decision will become final and unappealable. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2 and we already responded to this opposition. In May 2023, two other European oppositions were filed by GSK and another party, with respect to anti-PVRIG antibodies competing with COM701 and we already provided our response.

Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future and increase the uncertainties and costs surrounding the prosecution of patent applications, and the enforcement or defense of our issued patents. Such changes could diminish the value of our patents and applications, thereby impairing our ability to protect our product candidates, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, on the grounds that it failed to satisfy the requirements found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit called into question the validity of numerous existing patents. On May 18, 2023, the Supreme Court affirmed the Federal Circuit’s judgement in Amgen v. Sanofi. Thus, in the current IP environment in the U.S., we may not be able to obtain or defend broad patent protection on our antibody inventions. In addition, recent U.S. court decisions raise questions regarding the award of patent term adjustment (PTA) for patens in families where related patents have issued without PTA. Thus, it cannot be said without certainty how PTA will/will not be viewed in the future and whether patent expiration dates may be impacted.  Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents. For example, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before introduction of the system. Under the unitary patent system, European applications have the option, upon receipt of a patent, of becoming a Unitary Patent subject to the jurisdictions of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. All our patents and patent applications for which a request for opt out was available in the sunrise period were opted out. We cannot predict with certainty the long-term effects of any potential changes.

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

The existence of third-party intellectual property rights may prevent us from developing our discoveries and/or discoveries we licensed to partners, or require us to expend financial and other resources to be able to continue to do so.

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

We do not always have available to us, in a timely manner, information of the existence of third-party intellectual property rights related to our own discoveries. The content of U.S. and other patent applications remains unavailable to the public for a period of approximately 18 months from the filing date and therefore we cannot be certain that we were the first to file any patent application related to our product candidate. In some instances, the content of U.S. patent applications remains unavailable to the public until the patents are issued. Moreover, when patents ultimately are issued, the claims may be substantially different from those that were originally published and may vary from country to country. Furthermore, there may be issued patents or pending patent applications that we are aware of, but that we believe are irrelevant to our therapeutic product candidates, but which may ultimately be found to be infringed by the manufacture, sale, or use of such product candidates. As a result, we can never be certain that programs that we commence will be free of third-party intellectual property rights. If we become aware of the existence of third-party intellectual property rights only after we have commenced a particular program, we may have to forgo such project after having invested substantial resources in it or, to the extent such third-party right has not expired, obtain a license which may involve substantial financial resources.

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

If a third-party accuses us, our collaborators or a potential collaborator and licensee of infringing its intellectual property rights or if a third-party commences litigation against us, our collaborators or a potential collaborator and licensee for the infringement of patent or other intellectual property rights, we may incur significant costs in obtaining a license or defending such action, whether or not we ultimately prevail. We are aware of U.S. and foreign issued patents and pending patent applications controlled by third parties that may relate to the areas in which we are developing therapeutic products. Because all issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries, issued patents held by others with claims related to products, may limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction, if we do not obtain a license or other right to practice the claimed inventions. Typically, patent litigation in the pharmaceutical and biotechnology industry is expensive and prolonged. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Costs that we may incur in defending third-party infringement actions would also result in the diversion of management’s and technical personnel’s time. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us or our collaborators and licensees from further developing our discoveries or commercializing our products.

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

Additionally, after a patent is granted, it can be annulled, or its scope of protection restricted through an appeal, revocation or invalidation procedure. Such procedures are lengthy, expensive and time consuming, and may have an adverse effect on us.

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement or opposition proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. In this respect, as stated above, we are currently facing two outstanding European oppositions and one opposition in which we prevailed but remains subject to appeal. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

Risks Related to Operations in Israel

Conditions in Israel and in the Middle East may adversely affect our operations.

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

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan and has entered into several normalization agreements in 2020 with the United Arab Emirates, Bahrain, Sudan and Morocco, Israel has no peace or arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. In general, Israel is engaged, from time to time (and more recently during the ongoing “Swards of Iron” war), in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip), which in some occasions resulted in missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, whereas the Hezbollah (a Shia Islamist political party and militant group based in Lebanon) also joined the war with low intensity. In addition, the Houthi movement in Yemen, aligned with Hamas, launched attacks targeting Israel and ships claimed to be destined for Israel, and in response to such attacks, the U.S. announced the creation of a multilateral naval task force of protective escorts for commercial vessels in the region, and has launched “Operation Prosperity Guardian” in December 2023. Israel responds to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel. Our headquarters and research and development facilities are located in Holon, which is about 50 kilometers from the Gaza Strip. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far, the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah, while maintaining a military presence in Syria and Lebanon and has threatened to attack Israel in the course of the “Swords of Iron”, and with regard to Iran’s nuclear program. In addition, the normalization agreements that Israel has entered into with some Arab countries in the Middle East may affect the geo-political condition in the Middle East in general, and the relations between Israel and Iran in particular.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

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

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

In addition, recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

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

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the dollar and the NIS, which may have a material adverse effect on our financial condition. For example, if the dollar significantly devaluates against the NIS, then the dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. In 2023 and 2022 the dollar appreciated against the NIS by 3.1% and 13.2%, respectively, while in 2021 the dollar depreciated against the NIS by 3.3%. As a result of these fluctuations, our NIS denominated expenses were affected.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation in Israel, was 3.0% and 5.3% in 2023 and 2022, respectively, has affected us by increasing the costs of materials and labor needed to operate our business and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

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

It may be difficult to enforce certain U.S. judgments against us, or our officers and directors or to assert U.S. Securities law claims in Israel.

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

Furthermore, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Our amended and restated Articles of Association provide that unless we consent to an alternative forum, the federal district courts of the United States of America shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders

Our amended and restated Articles of Association, or Articles, provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action, or a claim or claims arising under the Securities Act, including all causes of action or claims asserted against any defendant to such complaint. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our Articles described above. This provision does not apply to causes of action arising under the Exchange Act.

Our Articles of Association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder, or the Companies Law, or the Securities Law, 5728-1968, as amended and the regulations promulgated thereunder, or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our Articles will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

We received grants from the IIA that may require us to payment of royalties and restrict the transfer of know-how that we develop.

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of a portion of our research and development expenditures. Accordingly, we are obligated to repay the grants by way of royalty payments from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants, or Financed Know-How. Such royalties are payable until 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) is repaid with applicable interest. Even following full repayment of any IIA grants (together with the applicable interest), and unless agreed otherwise by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the R&D Law with respect to the Financed Know-How. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval may be given by the IIA subject to payment of increased royalties. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. Moreover, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects- C. Research and Development, Patents and Licenses – The Israel Innovation Authority.”

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

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of interested party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our Ordinary Shares

We may not be able to meet the continued listing standards of Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ordinary shares and our ability to access the capital markets.

Our ordinary shares are listed on The Nasdaq Capital Market. The Nasdaq Stock Market LLC, or the Nasdaq, provides various continued listing requirements that a company must meet in order for its shares to continue trading on the exchange. Among these requirements is the requirement that our shares trade at a minimum bid price of $1.00 per share. On October 31, 2022, we received a written notice from the Listing Qualifications Department of Nasdaq, notifying us that our ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the applicable Nasdaq minimum bid price rules and on June 12, 2023 (after the transfer of the listing of our ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market), we received a notification letter from the Listing Qualifications Department of Nasdaq notifying us that we had regained compliance with the applicable minimum bid price rules.

Thereafter, on November 3, 2023, we received a notification letter from the Listing Qualifications Department of Nasdaq notifying us that our ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the applicable minimum bid price rules and on January 4, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq notifying us that we had regained compliance with the applicable minimum bid price requirement.

While currently we are in compliance with the applicable Nasdaq minimum bid price rules, there is no assurance that our share price will trade at or above a minimum bid price of $1.00 per share and if we fail to meet minimum listing requirements, there can be no assurance that we will be able to regain compliance with the applicable minimum bid price rules or will otherwise be in compliance with other Nasdaq listing criteria. Any such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, collaborators and employees.

Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

If our existing shareholders or holders of our options sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2023, we had a total of 89,237,465 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, and our 2021 Employee Share Purchase Plan, or ESPP, as of December 31, 2023, 9,690,192 ordinary shares that are either subject to outstanding options or reserved for future issuance under our 2010 Plan and ESPP were eligible for sale in the public market, subject to, in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares, through our “at-the-market offering” (ATM) facility pursuant to a sales agreement entered with Leerink Partners on January 31, 2023 or other manners, at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders will experience additional dilution and, as a result, our share price may decline.

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

During the 2023 calendar year, our closing share price on Nasdaq ranged from a low of $0.53 to a high of $2.00 and trading volume was volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global or regional macroeconomic developments;

•	general market, political and economic conditions in the countries in which Compugen operates, including Israel and the effect of the evolving nature of the recent “Swords of Iron” war in Israel;

•	the spread, and resulting actions, of COVID-19 or other global or regional health pandemics or epidemics;

•	clinical data disclosed by us or our competitors;

•	massive sell of our shares by a large shareholder;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	our ability (or lack thereof) to disclose key discoveries or developments due to competitive concerns or need to secure our intellectual property position;

•	achievement or denial of regulatory approvals by us or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	trends in share price of companies in our field or industry;

•	announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	developments concerning material proprietary rights, including material patents;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	changes in the structure of healthcare payment systems;

•	delay or failure by us or our partners in initiating, completing or analyzing preclinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in estimates by securities analysts;

•	changes in senior management or the board of directors or changes in the size or structure of the company;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations;

•	our ability (or lack thereof) to show and accurately predict revenues; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the current and changing security situation in the Middle East and particularly in Israel and the effect of the evolving nature of the recent “Swords of Iron” war. As a result, these companies may experience volatility in their stock prices and/or difficulties in raising additional financing required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East, but also in the United States and worldwide may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

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

In addition to being traded on The Nasdaq Capital Market, our ordinary shares are also traded on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets take place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

If we are a passive foreign investment company, or PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, we generally will be classified as a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on the basis of a weighted quarterly average) of our total assets for the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and certain rents or royalties (excluding rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). Assets that produce or are held for the production of passive income may include cash, (unless held in a non-interest bearing account for short term working capital needs), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were a PFIC for the taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are classified as a PFIC for any taxable year during which a U.S. shareholder holds our ordinary shares, U.S. investors could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders (as defined in “Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”), the addition of interest charges on certain taxes treated as deferred taxes, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF election, or, in some circumstances, a “mark to market” election. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year. There is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

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

In addition, recent political and civil actions in Israel which commenced in the beginning of 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any. Furthermore, although to date we have not been directly impacted by the current military conflict between Russia and Ukraine, this conflict, or any expansion thereof, could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with whom we conduct business. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are being increasingly judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with the law, and the role of the company’s board of directors in supervising various sustainability issues. In addition to the topics typically considered in such assessments, in the healthcare industry, issues of the public’s ability to access a company’s medicines are of particular importance.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role.  Our actual or perceived failure to meet investors, partners or employees’ expectations on ESG matters could adversely affect our brand and reputation, our employees’ engagement and reputation, and the willingness of our partners to do business with us.

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our cash position and expected cash runway.

ITEM 4.          INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Our legal and commercial name is Compugen Ltd. We were incorporated on February 10, 1993, as an Israeli corporation and operate under the Companies Law. Our principal offices are located at 26 Harokmim Street, Holon 5885849, Israel, and our telephone number is +972-3-765-8585. Our web address is www.cgen.com. Information contained on our website does not constitute a part of this Annual Report. The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Neither such internet addresses are a part of this Annual Report.

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 225 Bush Street, Suite 348, San Francisco, CA 94104, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2023, 2022 and 2021, our capital expenditures were $0.2 million, $0.4 million and $0.4 million, respectively. As of December 31, 2023, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

We are a clinical-stage therapeutic discovery and development company utilizing our broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, COM701, COM902 and rilvegostomig, targeting immune checkpoints we discovered computationally. Two programs that we are pursuing internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Based on the data from the Phase 1 trials and as part of our focus on two specific tumor types for the further clinical evaluation of COM701 and COM902, we initiated in 2023 two clinical trials evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in metastatic microsatellite stable colorectal cancer patients and one in platinum resistant ovarian cancer patients. We plan to report data from our metastatic microsatellite stable colorectal clinical trial in the first half of 2024 and from our platinum resistance ovarian cancer in the fourth quarter of 2024. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple clinical trials, including in Phase 3 clinical trial in patients with biliary tract cancer who will be randomized to receive rilvegostomig or placebo with investigator choice chemotherapy as adjuvant treatment after resection with curative intent. Our therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. Our most advanced early-stage program, COM503, is in IND enabling studies and was licensed to Gilead in December 2023. COM503 is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled the advancement of drug targets from computer prediction through successful preclinical studies to the clinic and as a result, we believe that we are uniquely positioned to discover and develop potential new, first-in-class treatment options for cancer patients.

Our Strategy

We aim to transform patient lives by developing first-in-class therapeutics in the field of cancer immunotherapy based on our computational target discovery capabilities. Our pipeline strategy for the development of potentially first-in-class cancer immunotherapies is differentiated in the competitive landscape of immuno-oncology in the following manner:

•
We integrate our cutting-edge computational capabilities with our ground-breaking immuno-oncology research and drug development expertise to discover novel drug targets and biological pathways with the potential to address the unmet need of patients non-responsive to current cancer immunotherapies

•	We harness these capabilities to inform our drug development process; and

•	We identify drug combinations and design biomarker strategy for potential future patient selection.

We believe this uniquely positions us in the discovery and the development of first-in-class drugs for cancer immunotherapy.

In our clinical therapeutic pipeline, our most advanced programs are:

•
COM701 is our internal lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggests that the PVRIG pathway is parallel and complementary to TIGIT, an immune checkpoint discovered computationally by us in 2009. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. In certain tumors, and in certain patient populations, the simultaneous blockade of these pathways may be required to stimulate an antitumor immune response. Phase 1 trials for COM701 were initiated in September 2018.

•
COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint. COM902 blocks the interaction of TIGIT with PVR, its ligand. As part of the DNAM-1 axis signaling, in certain tumors, and in certain patient populations, the simultaneous blockade of TIGIT, PVRIG and PD-1 may be required to stimulate an antitumor immune response. Phase 1 trials for COM902 were initiated in March 2020.

•
Rilvegostomig is a novel PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902 and is being developed by AstraZeneca pursuant to an exclusive license agreement with AstraZeneca. AstraZeneca initiated its Phase 3 ARTEMIDE-Bil01 trial as adjuvant therapy for biliary tract cancer after resection in combination with chemotherapy at the end of 2023 dosing its first patient in such trial in December 2023. In addition, AstraZeneca is also running several Phase 1 and 2 trials with rilvegostomig in additional indications.

In addition to our clinical therapeutic pipeline, bapotulimab, an antibody targeting ILDR2, a drug target discovered by us, which was licensed for further research and development to Bayer, under a research and discovery collaboration and license agreement, the RDCLA. Bapotulimab has been evaluated in Phase 1 clinical trials in naïve head and neck squamous cell carcinoma patients. As of February 27, 2023, the license granted to Bayer was terminated, and the rights previously licensed to Bayer reverted us, at which time, we also exercised our right to get a license to certain intellectual property rights developed by Bayer under such license agreement. We have the right to continue the development and commercialization of bapotulimab, should we choose to do so.

In our preclinical therapeutic pipeline, our most advanced program is:

•
COM503 is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. “interleukin-18 binding protein and interleukin-18 complex” is a potential dominant immunosuppressive mechanism which is used by tumors to escape the immune system. The inflammasome-induced pro-inflammatory cytokine, interleukin-18, is present at high levels in the tumor microenvironment, where it is expected to naturally activate anti-tumor effector cells, such as T and NK cells. But IL-18 is one of the rare cytokines that is naturally blocked by an endogenous high affinity inhibitor, called IL-18 binding protein.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represents a significant commercial market. Sales of therapies targeting immune checkpoints registered approximately $37.12 billion worldwide in 2022 and $43 billion in 2023 and are predicted to reach approximately $169 billion by 2032 with a registered CAGR of 16.4% during the forecast period 2023 to 2032, as reported by Precedence Research.

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

While immunotherapy revolutionized the landscape for oncology treatments by providing a new treatment option leading to lasting benefits for some patients; the response rates to immunotherapy vary greatly across different cancer indications. However, a large proportion of patients do not respond to these therapies, averaging approximately between 15% to 30% overall, thereby leaving a significant unmet medical need for many patients that may be addressed by the discovery of new biological pathways that could serve for the development of new cancer immunotherapies.

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

Furthermore, our data show that, PVRIG is expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in both dendritic cells and tertiary lymphoid structures, as well as in PD-L1 low less inflamed tumors. TSCM cells, dendritic cells and tertiary lymphoid structures have all been shown to be important in clinical response to checkpoint inhibitors and this unique expression pattern might enable PVRIG blockade to be active in patients with less inflamed tumors. In addition, expression studies showed that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as breast endometrial and ovarian. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. In certain tumors, and in certain patient populations, the simultaneous blockade of these pathways may be required to stimulate an antitumor immune response. COM701 is in a Phase 1 clinical trial in patients with advanced solid tumors, to evaluate in combination therapy with PD-1 inhibitor + TIGIT inhibitor.

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

On August 3, 2022, in efforts to adapt to challenging market conditions, we took a strategic decision to focus on prioritized indications and to wind down our broad Phase 1 cohort expansion program and therefore entered into a letter agreement with Bristol Myers Squibb pursuant to which the MCTC between the parties was terminated as of such date. In connection with such termination, the parties agreed to use reasonable efforts to wind down activities under the CTCA with respect to the dual combination study of COM701 with Opdivo® and the triple combination study of COM701 with Opdivo® and Bristol Myers Squibb’s investigational anti-TIGIT antibody BMS- 986207 and to create a sub-team of the parties to oversee such wind-down activities. See “Business Strategy and Partnerships - Bristol Myers Squibb Collaboration” below. Until the conclusion of the wind down of the combination studies with Bristol Myers Squibb, Bristol Myers Squibb continues to supply at no cost Opdivo® and its investigational antibody targeting TIGIT known as BMS-986207 for the triple combination trial. As of January 1, 2024, we had two patients receiving study treatment on the triplet study of COM701 with Opdivo® BMS- 986207.

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

Phase 1 Arm B of the trial evaluated the safety and tolerability and preliminary antitumor activity of COM701 in combination with a PD-1 inhibitor (nivolumab). A patient population with similar eligibility criteria as enrolled for the dose escalation cohorts in Arm A was enrolled for this part of the trial and enrollment was completed during 2020.

In June 2021, we announced that the first patient in the combination expansion cohort of this Phase 1 Arm B clinical has been dosed. The indications for the combination therapy expansion cohort, ovarian, breast, endometrial and colorectal cancers were selected based on preclinical biomarker assessments and based on emerging clinical data from the dose-escalation cohorts of the trial.

Following the completion of enrollment of few cohorts in the study and data disclosure from completed cohorts, we are currently winding down this study and do not plan to further enroll additional patients.

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

Data disclosed from this arm in 2023:

In November 2023, at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) we presented data from poster: “The combination of COM701 + nivolumab demonstrates preliminary antitumor activity in patients with metastatic breast cancer.” Key findings from the poster, with a data cut-off date of September 5, 2023, included:

•	Metastatic breast cancer adds to previous indications in which COM701 combinations show clinical benefit in tumors typically not responding to immunotherapy
•
Presentation of new data from the metastatic breast cancer cohort expansion study of patients treated with COM701 and nivolumab, another indication showing clinical benefit in patients typically not responding to immunotherapy with initial data showing that baseline PVRL2 levels are higher in patients with clinical benefit supporting the findings in platinum resistant ovarian cancer patients (see below finding in platinum resistant ovarian cancer patients)

Phase 1/2 trial was designed to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® and BMS-986207. The trial was designed to evaluate a safe and tolerable dose of the combination during dose escalation and antitumor activity in selected tumor types in the expansion cohorts (ovarian cancer, endometrial cancer, head and neck and a biomarker-driven arm of tumor types with high expression of PVRL2). Dose levels for Opdivo® and BMS-986207 combinations have already been determined through prior testing by Bristol Myers Squibb, allowing for dose escalation of COM701 with fixed doses of Opdivo® and BMS‑986207.

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
55% of the patients had high-grade serous adenocarcinoma, including three of the responders

Data disclosed from this arm in 2023:

In June 2023, at the American Society of Clinical Oncology (ASCO) Annual Meeting we presented data from poster: “Preliminary antitumor activity of the combination of COM701 + BMS-986207 + nivolumab in patients with recurrent, metastatic MSS endometrial cancer.” Key findings from the poster, with a data cut-off date of April 10, 2023, included:

•
COM701 in combination with nivolumab and BMS-986207 (anti-TIGIT) resulted in encouraging confirmed durable partial responses (overall response rate 22% (2/9) and disease control rate 44%) with a favorable safety profile

•	Partial response reported in a patient on study treatment for almost 7 months who was previously refractory to standard of care lenvatinib and pembrolizumab
•	Greater peripheral immune activation seen in patients experiencing clinical benefit
•	Data further support potential of COM701 in hard-to-treat tumors including those refractory to immune checkpoint inhibitors

In November 2023, at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) we presented several posters. Key findings from the posters, included:

•	COM701 + nivolumab + BMS-986207 (anti-TIGIT) resulted in clinically meaningful durable partial responses > 16 months in platinum resistant ovarian cancer patients
•
COM701 dual and triple combinations mediated clinical benefit in platinum resistant ovarian cancer patients, independent of baseline inflammatory status and was associated with an increase in T cell infiltration to the tumor

•	PVRL2, the PVRIG ligand, identified as potential predictive biomarker to help enrich for patients who may derive benefit from COM701 combinations for certain indications

Phase 1 Combination of COM902 with COM701 – For details please see information below under the header “COM902 - a therapeutic antibody targeting TIGIT”.

•	COM902 - a therapeutic antibody targeting TIGIT

Pathway expression and preclinical data

COM902, a high affinity, fully human and a potentially best-in-class antibody targeting TIGIT, an immune checkpoint is developed by us. COM902 was shown to have superior binding affinity to T cells with similar and or greater in vitro function compared to several clinical anti-TIGIT antibodies. COM902 is a mouse-cross reactive Ab and inhibited tumor growth and increased survival when combined with anti-PVRIG or anti-PD-L1 antibodies in in-vivo studies. Preclinical data demonstrated that TIGIT inhibition, either alone or in combination with other checkpoint inhibitors, can enhance T cell activation and increase anti-tumor immune responses. In preclinical studies, parallel inhibition of TIGIT and PVRIG, two coinhibitory arms of the DNAM-1 axis, resulted in synergistic effects on effector T cell function and tumor growth inhibition in various model systems that can be further increased with the addition of PD-1 blockade. Based on preclinical data these combinations may be clinically important for enhancing anti-tumor immune response and expanding the patient population responsive to checkpoint inhibition.

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

Phase 1 Combination of COM902 with COM701 was designed to assess the safety, tolerability and preliminary antitumor activity of COM902 in combination with COM701 in patients with advanced malignancies during dose escalation and in selected tumor types in the expansion cohorts (colorectal cancer, non-small cell lung cancer and head and neck). Enrollment to these cohorts was terminated in conjunction with the winding down of the studies under collaboration with Bristol Myers Squibb and the decision to focus on two tumor types for further studies. We amended the study protocol to include patients with metastatic CRC (MSS) and platinum resistant ovarian cancer. These patients with MSS-CRC and platinum resistant ovarian cancer receive study treatment with COM902 + COM701 + pembrolizumab.

Phase 1 Combination of COM902 with COM701 and Pembrolizumab small proof-of-concept trials were designed to evaluate this triplet combination in patients with microsatellite stable colorectal cancer and platinum resistant ovarian cancer. In March 2023 we announced the dosing of the first patient in themicrosatellite stable colorectal cancer cohort in this Phase 1 triple immunotherapy combination proof-of-concept trial and in November 2023 we announced the enrollment completion of all patients in such cohort (n=20). In June 2023 we announced the dosing of the first patient in platinum resistant ovarian cancer cohort in this trial.

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

Rilvegostomig is currently being evaluated by AstraZeneca in a Phase 3 ARTEMIDE-Bil01 trial as adjuvant therapy for biliary tract cancer after resection in combination with chemotherapy with the first patient dosed in December 2023. In addition, AstraZeneca is also running several Phase 1 and 2 trials with rilvegostomig in additional indications.

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

In April 2018, Bayer disclosed bapotulimab a human/monkey/mouse cross-reactive antibody blocking the immunosuppressive activity of ILDR2. Bapotulimab has exhibited anti-tumor activity as a monotherapy in various mouse models and was also shown to have additive anti-tumor effects in combination with other cancer therapy approaches, indicating the possibility for multiple combination uses in cancer immunotherapy.

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

In accordance with the terms of said agreement, we obtained from Bayer such rights necessary to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

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

At SITC 2023, we presented new translational data and initial biomarker data from platinum resistant ovarian cancer studies evaluating COM701 + nivolumab ± BMS anti-TIGIT and in a small breast cancer cohort treated with COM701 +/- nivolumab, both supporting a COM701 mediated clinical benefit and initial data to suggest PVRL2 as a potential biomarker for patients who may derive benefit from COM701 combinations.

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

Our most advanced early-stage program, COM503, was licensed to Gilead in December 2023 and is currently being advanced by us towards IND clearance, which we expect to take place in 2024.

Our Predictive Computational Discovery Approach

Our target discovery is a predictive, proprietary computational process that we initiate based on a clinical need. The unmet clinical need and the therapeutic strategy dictate the target discovery approach, the appropriate tools and most relevant data to be employed. We have developed predictive drug target discovery capabilities that leverage the power of computational modeling, guided by our scientific expertise and extensive public and proprietary datasets, to identify novel drug targets and new biological pathways towards the development of new cancer immunotherapy treatments. Our multi-omics data analysis is designed to identify first-in-class drug target candidates, which are generally difficult to identify using traditional experimental approaches. We believe that our cutting-edge computational capabilities integrated with our ground-breaking immuno-oncology research and drug development expertise is a key differentiator from others employing computational discovery approaches.

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

We have demonstrated the applicability of our discovery approach in computationally identifying multiple in-silico targets, including PVRIG, TIGIT and ILDR2, the first two now serve as the targets for therapeutic antibodies currently being evaluated in the clinic by us and others. The antibodies designed to block these targets have all been evaluated in Phase 1 clinical trials by us (COM701 and COM902) or by our partners (bapotulimab and rilvegostomig). In addition, more recently we have identified IL-18BP as a dominant tumor-associated-macrophages immune resistance mechanism and based on this biological understanding, developed COM503, a potential first-in-class antibody that is licensed to Gilead in accordance with our license agreement dated December 18, 2023, and is currently being advanced by us towards IND clearance.

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our novel drug targets and product candidates at various stages of research and development. Such collaborations or other types of partnering arrangements might include one or more of our therapeutic pipeline programs. Through these collaborations we seek to create, further develop and commercialize our therapeutic product candidates. Additionally, our discovery capabilities designed to feed our internal pipeline may allow for future research and discovery collaborations aimed at harnessing our capabilities towards a potential partner’s pipeline needs. Potential revenue sources in line with this business strategy could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to potentially retain a higher share of proceeds from future collaborations.

Gilead License

On December 18, 2023, we entered into the License Agreement, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including COM503, and additional products that may be so developed by Gilead, together with COM503, referred to herein as the Licensed Products.

Pursuant to the License Agreement, Gilead paid us a $60 million upfront license payment and we are also eligible to receive from Gilead $30 million in the form of a milestone payment upon clearance of the IND application for COM503. We are also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. We are further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products. We are required to make certain upstream payments to certain service providers with respect to the Licensed Products.

We will be responsible for conducting a Phase 1 clinical trial for COM503, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the COM503 drug supply), with Gilead providing at no cost an anti-PD-1/PD-L1 antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for COM503, we will initiate the transfer of development activities related to COM503 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

During the term of the License Agreement, we are prohibited from researching, developing, making and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment amount paid to us in January 2024, and is expected to continue to withhold at source all taxes required by law from all payments payable to us under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect change of control and others.

AstraZeneca License

In March 2018, we entered into an exclusive license agreement with AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the license agreement, we granted an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021 and initiated Phase 3 with first patient dosing in Phase 3 in December 2023.

We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 trial evaluating rilvegostomig), additional $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 trial evaluating rilvegostomig) and an additional $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product. We retained all other rights to our entire pipeline of programs as monotherapies and in combination with other products.

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

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we were eligible to receive an aggregate of over $250 million in potential milestone payments for bapotulimab (formerly known as BAY1905254) (an antibody against CGEN 15001T/ILDR2), not including aggregate milestone payments of approximately $23 million received to date. Additionally, we were eligible to receive mid-to-high single digit royalties on global net sales of any approved products under the collaboration.

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

In accordance with the terms of said agreement, we obtained from Bayer such rights necessary to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

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

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by the rapid evolution of new technologies and the adoption of new therapies. Additionally, the oncology therapeutic space, and in particular the immuno-oncology or cancer immunotherapy subsector, represents the therapeutic area with what we believe to be one of the highest industry focus and investment. In addition, in recent years, computational approaches and systems are being integrated into multiple life science aspects, including the formation of new companies focusing on computational drug target discovery. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, computational discovery and development companies, academic and research institutions, newly founded companies and governmental and other publicly funded agencies.

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms but address the same drug target or patient population or unmet clinical need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or other modalities, including cell therapies for oncology diseases. Specifically, in the field of immune checkpoints for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we pursue. For example, there are a significant number of anti-TIGIT antibodies that are currently in advanced Phase 3 clinical studies, such as tiragolumab by Roche, vibostolumab by Merck, rilvegostomig by AstraZeneca, ociperlimab by Beigene, domvanalimab by Gilead/Arcus, and others at earlier clinical stages of development. There are a number of anti-PVRIG antibodies in Phase 1 clinical development, for example, GSK4381562 (formerly SRF813) by GSK, SHR-2002, a PVRIG/TIGIT bi specific by Hengrui, SIM-0348, a PVRIG/TIGIT bi specific by Simcere Pharmaceutical, PM-1009, a PVRIG/TIGIT bi specific by Biotheus and NM1F by Hefei TG ImmunoPharma. In the IL-18 pathway field, Simcha therapeutics is leading with its ST-067, a mutated IL-18 fusion protein at Ph 1/2. There are three IL-18 related CAR-T therapies CMN-008 by Co-Immune, huCART19-IL18 by Univ of Pennsylvania and EU-307 by Eutilex that have entered Phase 1 studies. BrightPeak Therapeutics, Sonnet Biotherapeutics, and Xencor are examples of companies who are developing recombinant IL-18 and are in the preclinical phase or IND enabling stages. Antibodies for IL-18BP are also being developed in Lassen Therapeutics (LASN-500) in the discovery stage.If advanced or approved, such cancer immunotherapy products would compete with our product candidates for commercialization or approved products in the respective fields. If in development stage, such cancer immunotherapy products would compete with our product candidates for entering into strategic partnerships with pharmaceutical and biotechnology companies which form the basis of our business model.

Our discovery program depends, in large part, on our computational discovery capabilities in integration with our immune-oncology experimental capabilities and drug development capabilities as well as our proprietary data to make inventions and establish intellectual property rights in our drug target candidates and product candidates. There are additional companies exploring computational approaches and systems for drug target discovery and number of other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our IO predictive computational discovery capabilities, provide us with a competitive advantage in predicting new protein functions and linking proteins to specific mechanisms and diseases, and as a result, predicting new immune-oncology drug targets. We believe that this advantage is made possible by building an integrated immune-oncology platform for predictive discovery based on the integration of scientific understanding and predictive models as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling advance data science approaches, and who over time discovered three drug targets that entered clinical studies and have generated  peer reviewed publications  in scientific journals.

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

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery capabilities, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 1, 2024, we had a total of 61 issued and allowed patents, of which 17 are U.S. patents, 8 are European patents and additional 36 patents in other territories. Our issued and allowed patents expire between 2028 and 2038. As of February 1, 2024, we had over 138 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2023 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

In October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies, that expires in 2036. Following different proceedings, on July 11, 2023, in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the broad claims in the patent as granted to us. The opponents can still appeal this decision. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2 and we already responded to this opposition. In May 2023, two other oppositions were filed by GSK and another party requesting revocation of our granted European patent relating to anti PVRIG antibodies competing with COM701, and we already provided our response.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032, unless additional congressional action is taken.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries, presidential executive orders and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry.

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

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2023, and with any other financial data included elsewhere in this Annual Report.

Background

We are a clinical-stage therapeutic discovery and development company utilizing our broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of three clinical stage programs, COM701, COM902 and rilvegostomig, targeting immune checkpoints we discovered computationally. Two programs that we are pursuing internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Based on the data from the Phase 1 trials and as part of our focus on two specific tumor types for the further clinical evaluation of COM701 and COM902, we initiated in 2023 two clinical trials evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in metastatic microsatellite stable colorectal cancer patients and one in platinum resistant ovarian cancer patients. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple clinical trials, including in Phase 3 clinical trial in patients with biliary tract cancer who will be randomized to receive rilvegostomig or placebo with investigator choice chemotherapy as adjuvant treatment after resection with curative intent. Our therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. Our most advanced early-stage program, COM503, is in IND enabling studies and was licensed to Gilead in December 2023. COM503 is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled the advancement of drug targets from computer prediction through successful preclinical studies to the clinic and as a result, we believe that we are uniquely positioned to discover and develop potential new, first-in-class treatment options for cancer patients.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2023, we had an accumulated deficit of $474.5 million. We expect to continue to incur net losses for the foreseeable future.

While our predictive computational discovery capabilities have potentially broad applicability and is not limited to a certain indication or therapeutic field, we focus our predictive computational discovery efforts on the discovery of novel drug targets and new biological pathways towards the development of new therapeutic antibodies for cancer, a significant unmet medical need for cancer patients. We have discovered new targets through computational prediction with three different product candidates currently being clinically evaluated, supporting the power and validity of our computational capabilities.

We are currently pursuing clinical development of COM701 and COM902 independently and have two partnerships in place, one with AstraZeneca, who is developing rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody and is in Phase 3 clinical trials, and the second, with Gilead,  pursuant to the License Agreement for our preclinical COM503 program, which is expected to receive IND clearance in 2024.

We incurred net losses of approximately $34.2 million in 2021, approximately $33.7 million in 2022 and approximately $18.8 million in 2023. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, discovery and development activities. While we currently have two collaborations, our business model primarily involves establishing collaborations for our novel targets and therapeutic product candidates at various stages of research and development providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing payments.

Our research and development expenses are expected to continue to be our major operating expense in 2024, expected to account for approximately 80% of our expected total 2024 operating expenses. Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are expected to remain in 2024 at a similar level compared to 2023.

We believe that we have sufficient cash and cash equivalents, short-term bank deposits and investment in marketable securities in order to sustain our operations into 2027, based on our current plans and our expectation that we will receive IND clearance for COM503 in the second half of 2024, resulting in the receipt from Gilead of the respective milestone payment without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change, our cash balances may only be sufficient for a shorter period of time. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Years Ended December 31, 2023 and 2022

Revenues. Revenues for the year ended December 31, 2023, were approximately $33.5 million, compared with $7.5 million in the comparable period of 2022. The revenues for 2023 include the portion of the upfront payment from the license agreement with Gilead allocated to the license and the clinical milestone from the license agreement with AstraZeneca in the amount of $10 million, while the revenues for 2022 reflect the previous clinical milestones from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2023, the Company had approximately $2.0 million in cost of revenues compared with approximately $1.0 million cost of revenues in the comparable period of 2022. Cost of revenues for the years ended December 31, 2023 and 2022, represent milestone and royalty payments in connection with our revenues.

Research and Development Expenses. Research and development expenses during 2023 increased by 12% and totaled approximately $34.5 million compared with approximately $30.6 million in the comparable period of 2022. The increase is mainly due to lower amortization of the deferred participation in R&D expenses following the termination of the agreement with Bristol Myers Squibb offset by decrease in headcount related expenses. Research and development expenses, as a percentage of total operating expenses, were 78% in 2023 compared to 73% in 2022.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 74% and totaled in approximately $0.2 million in 2023 compared with approximately $0.9 million in the comparable period of 2022. The decrease is mainly due to headcount reduction. Marketing and business development expenses, as a percentage of total operating expenses, were 1% in 2023 compared to 2% in 2022.

General and Administrative Expenses. General and administrative expenses during 2023 decreased by 6% and totaled approximately $9.7 million in 2023 compared with approximately $10.3 million in the comparable period of 2022. The decrease during 2023 was attributed mostly to decrease in D&O insurance premium costs and in non-cash stock option related expenses. General and administrative expenses, as a percentage of total operating expenses, were 22% in 2023 compared to 25% in 2022.

Financial and Other Income, Net. Financial and other income increased by 85% to approximately $3.2 million in 2023 up from approximately $1.7 million in the comparable period of 2022. The increase is attributed mainly to increased interest income due to higher interest rates in the market offset by a lower level of cash and deposits balances.

Taxes on Income. Taxes on income were approximately $9.0 in 2023 compared with $0.1 million in 2022. The taxes on income in 2022 represent state income taxes of our U.S. subsidiary, and in 2023, taxes withheld by Gilead on the upfront payment, offset by a negligible U.S. state income tax benefit.

Years Ended December 31, 2022 and 2021

Revenues. Revenues for the year ended December 31, 2022, were $7.5 million, compared with $6.0 million in the comparable period of 2021. The revenues for 2022 and 2021 reflect clinical milestones from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2022, the Company had approximately $1.0 million in cost of revenues compared with approximately $0.7 million cost of revenues in the comparable period of 2021. Cost of revenues for the years ended December 31, 2022 and 2021, represent milestone and royalty payments in connection with our revenues.

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

Marketing and Business Development Expenses. Marketing and business development expenses increased by 11% and totaled approximately $0.9 million in 2022 compared with approximately $0.8 million in the comparable period of 2021. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2022 and 2021.

General and Administrative Expenses. General and administrative expenses during 2022 decreased by 5% and totaled approximately $10.3 million in 2022 compared with approximately $10.9 million in the comparable period of 2021. The decrease during 2022 was attributed mostly to decrease in D&O insurance premium costs (that effected our industry) and in non-cash stock option related expenses. General and administrative expenses, as a percentage of total operating expenses, were 25% in 2022 compared to 27% in 2021.

Financial and Other Income, Net. Financial and other income increased to approximately $1.7 million in 2022 from approximately $0.9 million in the comparable period of 2021. The increase is attributed mainly to increased interest income due to higher interest rates in the market offset by lower level of cash and deposits balances.

Taxes on Income. Taxes on income were approximately $0.1 million in 2022. The taxes on income represent state income taxes of our U.S. subsidiary.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Our income tax obligations consist of those of Compugen Ltd. in Israel and of Compugen USA, Inc. in its taxing jurisdictions.

The corporate tax rate in Israel was 23% in 2023, 2022 and 2021.

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

Additional amendments to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Benefiting Enterprises to another Israeli company would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Benefiting Enterprise, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income. We have not elected to implement the 2011 Amendment and we do not currently have any Preferred Enterprises.

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

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the Technological Enterprises will be subject, under certain conditions, including holding at least 90% of the share capital, to tax at a rate of 4%.

As of December 31, 2023, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $401.1 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2023, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $3.0 million. Approximately $1.9 million of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2024 and 2032.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Public Offering of Ordinary Shares

Registered Direct Offering

On June 14, 2018, we entered into a definitive securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC, in connection with a registered direct offering which resulted in the issuance of 5,316,457 of our ordinary shares at a purchase price of $3.95 per share. In connection with the issuance of the ordinary shares, we also issued warrants to purchase up to approximately 4.3 million additional ordinary shares. The warrants had an exercise price of $4.74 per share and had a term of five years from the date of issuance and therefore already expired. Gross proceeds from the sale of the ordinary shares were approximately $21 million, before deducting placement agent discounts and commissions and offering expenses paid by us.

During 2020, the Company issued and sold 3,866,139 ordinary shares underlying 3,866,139 warrants (with proceeds of approximately $18.3 million). During 2021, the Company issued and sold 89,557 ordinary shares underlying 89,557 warrants (with proceeds of approximately $0.4 million). As of December 31, 2023, no warrants remained outstanding.

Public Offering

On March 11, 2020, we entered into an underwriting agreement with Leerink Partners LLC, or Leerink, and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein, for the issuance and sale in a public offering of 8,333,334 of our ordinary shares at a price to the public of $9.00 per share. In addition, we granted the underwriters a 30-day option to purchase up to 1,250,000 additional ordinary shares at the public offering price, less the underwriting discounts and commissions.

In this underwritten public offering we issued a total of 8,816,339 ordinary shares (including the shares issued upon exercise of the underwriters’ option) at said $9.00 price per share. Gross proceeds from the sale of the ordinary shares were approximately $79 million, before deducting underwriting discounts and commissions and offering expenses paid by us.

Sales Agreement with Leerink Partners LLC

On January 31, 2023, we entered into a Sales Agreement, or the Sales Agreement with Leerink, as sales agent, pursuant to which we may offer and sell, from time to time through Leerink, our ordinary shares. The offer and sale of our ordinary shares, if any, will be made pursuant to our shelf registration statement on Form F-3, as supplemented by the prospectus supplement filed on January 31, 2023. Pursuant to the said prospectus supplement, we may offer and sell up to $50 million of our ordinary shares.

We are not obligated to make any sales under the Sales Agreement and no assurance can be given that we will sell any ordinary shares under the Sales Agreement, or, if we do, as to the price or number of ordinary shares that we will sell, or the dates on which any such sales will take place.

Since the date the Company entered into the Sales Agreement and through December 31, 2023, and for the period between January 1, 2024, and February 20, 2024, the Company sold 2,612,822 ordinary shares and 292,728 ordinary shares, respectively, through the Sales Agreement, for gross proceeds of approximately $ 3.6 million and $0.6 million, respectively, and net proceeds (after deducting commission paid) of approximately $3.5 million and $0.6 million, respectively.

Shelf Registration Statement

On March 30, 2023, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $350 million, $50 million of which may be offered, issued and sold under the above mentioned Sales Agreement with Leerink. This registration statement was declared effective by the SEC on June 27, 2023. Although we believe that we have sufficient cash, cash equivalents, short-term bank deposits and investment in marketable securities in order to sustain our operations at least into 2027, based on our different expectations and assumptions as specified above, nevertheless, we may seek additional capital or various reasons, including for our ongoing operations.

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

License Agreement

AstraZeneca License Agreement

On March 30, 2018, we and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on the Company’s monospecific antibodies that bind to TIGIT, including COM902, pursuant to which the Company received an upfront payment of $10 million and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 trial evaluating rilvegostomig), $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 trial evaluating rilvegostomig) and $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product.

Gilead License Agreement

On December 18, 2023, we and Gilead, entered into an exclusive license agreement, or the License Agreement, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our COM503 product candidate, or together, the  COM503, and additional products that may be developed by Gilead, together with COM503, the Licensed Products.

Pursuant to the License Agreement, Gilead paid us a gross amount of $60 million upfront license payment (with a net amount of $51, after withholding taxes of $9 million at source). We are eligible to receive from Gilead $30 million in the form of a milestone payment upon clearance of the IND application for COM503. We are also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. We are further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead will withhold at source all taxes required by law from all payments payable to us under the License Agreement.

If additional products are developed, additional milestones and royalties would be due to us.

Capital Resources

In 2023, our primary sources of cash were:

•	cash at hand and yield on investment of such cash balances; and

•	proceeds from ordinary shares sold through the Sales Agreement with Leerink.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2024 will include cash at hand at the end of 2023, proceeds received from AstraZeneca in connection with its Phase 3 milestone payment and proceeds received from Gilead in connection with its upfront payment (both took place in 2024) and expected milestone payment upon clearance of the IND application for COM503. Additional sources of cash may include proceeds generated from agreements with collaborators and other third parties with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares as a result of exercise of options, issuance of ordinary shares pursuant to our employee share purchase plan and/or from financing transactions. In addition, if we choose to do so, we may generate additional proceeds from sales of our ordinary shares pursuant to the Sales Agreement.

Net Cash Used in Operating Activities

Net cash used in operating activities was approximately $22.7 million in 2021, approximately $34.1 million in 2022 and approximately $35.9 million in 2023. Increase in net cash used in 2023 compared to 2022 is mainly due to $7 million clinical milestones from the license agreement with AstraZeneca collected, net of milestone payment paid in 2022, offset by higher interest and yield collected on our cash deposits and marketable securities and a decrease in cash operating expenses, mainly expenses associated with our CMC and research and drug development activities and headcount related expenses in 2023.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was approximately $6.6 million in 2021, $37.1 million in 2022 and $35.5 million in 2023. Changes in net cash during the years are affected by the level of cash in the Company over the years which are deposited or withdrawn from bank deposits, or invested or received from maturity of marketable securities based on the cash needs to fund our operating activities. During 2023 cash provided by investing activities was lower than 2022 as a result of ordinary shares sold through the Sales Agreement with Leerink in 2023 compared to much lower proceeds from exercise of stock based awards in 2022, offset by higher cash used in operating activities in 2023.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $16.8 million in 2021, approximately $0.4 million in 2022 and approximately $3.1 million in 2023. The principal source of cash provided by financing activities in 2023 was proceeds received sale of ordinary shares through the Sales Agreement with Leerink. The principal source of cash provided by financing activities in 2022 was proceeds received from stock-based awards exercises.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits and investment in marketable securities. As of December 31, 2023, we had cash and cash equivalents, short-term bank deposits and investment in marketable securities of approximately $50.7 million compared to approximately $83.3 million on December 31, 2022. We believe that our existing cash, cash equivalents, short-term bank deposits and investment in marketable securities will be sufficient to fund our operations over the next 12 months. We believe we will meet longer-term expected future cash requirements into 2027 based on our current plans and different expectations and assumptions specified above. We believe that our working capital is sufficient for our present requirements.

The table below summarizes our contractual obligations as of December 31, 2023, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	1,436	690	746	-	-
Accrued Severance Pay, net(2)	421	-	-	-	421
Total	1,857	690	746	-	421

(1)  Consists of operating leases for our facilities and for motor vehicles. Includes the first five-year option period of the lease of the Israeli facility. The first option was exercised during 2020.

(2)  Severance pay obligations to our Israeli employees. For more information, see “Item 6. Directors, Senior Management and Employees – D. Employees.”

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

Although we have sufficient cash, cash equivalents, short-term bank deposits and investment in marketable securities that we believe will enable us to fund our operations into 2027 based on our different expectations and assumptions specified above, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations and from our ability to raise additional funds.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 74% of total operating expenses in 2023, 2022 and 2021. Our research and development expenses, net, were approximately $34.5 million in 2023, approximately $30.6 million in 2022 and approximately $28.7 million in 2021. As of December 31, 2023, 46 of our employees were engaged in research and development on a full-time basis. This represents approximately 70% of our entire work force at that time.

We focus our efforts on the development of our discovery capabilities and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic product. Our pipeline programs are continuously evolving and we are working to advance selected drug target programs through research into preclinical and clinical development of therapeutic products. We expect that in 2024 our research and development expenses will continue to be our major operating expense.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates in our internal pipeline towards preclinical and clinical studies and to successfully enter into revenue-sharing partnering agreements with pharmaceutical companies with respect to our product candidates at the various development stages. In addition, we expect to continue to expand our discovery infrastructure and capabilities which provide us with the underlying engine for the discovery of promising drug targets for our therapeutic pipeline.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 7b to our 2023 consolidated financial statement. We have not applied for additional grants from the IIA for research and technological development since 2012.

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the IIA, pursuant to and subject to the provisions of the R&D Law. Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the products and/or services developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants (as adjusted for fluctuation in the USD/NIS exchange rate), with applicable interest.

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products and/or services which incorporate Financed Know-How, or IIA Products, until 100% of the dollar value of the grant is repaid, plus, as follows: (i) with respect to grants received on or after January 1, 1999 and until December 31, 2023, the applicable interest is (a) LIBOR interest until December 31, 2023, and (b) from January 1, 2024, the 12 months Term SOFR interest as published on the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, together with an additional 0.71513% to the applicable interest rate, and (ii) with respect to grants received on or after January 1, 2024, the applicable interest shall be the 12 months Term SOFR interest as detailed in section (b) above.  As of December 31, 2023, we received grants from the IIA in the principal amount of approximately $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of approximately $3.0 million, along with the accumulated LIBOR interest to date of approximately $4.7 million, totaled to approximately $9.0 million as of December 31, 2023.

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits, or DAAT Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, and in two MAGNETON programs, for which it received from the IIA approximately $0.5 million. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of products which incorporate Financed Know-How will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to 600% of the total amount of grants plus applicable interest; and in the case the R&D activity related to the know-how remains in Israel, a payment of up to 300% of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How. In addition, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information – D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may require us to payment of royalties and restrict the transfer of know-how that we develop.”

D. TREND INFORMATION

We are unable to predict with a reasonable degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with a reasonable degree of accuracy any material trends, uncertainties, or other events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of our future operating results or our financial condition. However, subject to such limitation, we did identify certain trends that may have an effect on us, some of which are as specified below, and as covered in the risk factors set forth under “Item 3. Key Information - D. Risk Factors.”

Access to Additional Funds

Should we need to secure additional sources of liquidity, we believe that we could finance our needs through the issuance of equity securities, including through our Sales Agreement with Leerink, debt securities or other arrangements. However, we cannot guarantee that we will be able to obtain financing through the issuance of any of the above arrangements on reasonable terms.

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. On February 9, 2024, Moody’s Investors Service, or Moody’s, downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to A2 from A1 and assigned it a “negative” credit outlook. In addition, on February 13, 2024, Moody’s downgraded the deposit ratings of Israel’s five largest banks to A3 from A2. While these downgrades do not have an immediate nor direct impact on us, an extended period of economic disruption, including a continued market downfall, in Israel, the United States or any other major market in which we or our partners operate, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

To date, our operations and business have not been materially impacted by the “Swards of Iron” war and the Russia and Ukraine conflict. However, the “Swards of Iron” war in Gaza and the hostility around Israel and the ongoing Russia and Ukraine conflict and other global economic factors, have caused a negative impact on the outlook for the global economy and created significant volatility and disruption of financial markets. In addition, the “Swards of Iron” war in particular has a potential to have a greater effect for companies that have a significant presence in Israel. For instance, the “Sward of Iron” war, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us, and may cause, among other things, major devaluation in the NIS.Should any of these conflicts still persist or expand to include additional countries or regions, we could be impacted. We will continue to assess global and regional conflicts and the situation in the financial markets and any impact they may have on our ability to access additional funds.

Exchange Rate

A significant portion of our expenses is denominated in currencies other than the dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the dollar against the NIS was 3.1%, 13.2% and (3.3%) in 2023, 2022 and 2021, respectively. For example, for the year ended December 31, 2023, assuming a 10% devaluation of the dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.4 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.1 million. Should Moody’s or other financial rating firms further downgrade the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have a negative impact on the value of our NIS denominated holdings. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Interest rate

A significant portion of our cash and cash equivalents is invested in bank deposits or in marketable securities and bear interest or yield that depend on the interest rate. The Company’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce the Company’s financial income and net loss. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets, the price of our shares and on supplies that we require to conduct our different operations. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Trend Towards Biologics

Biologics (monoclonal and bispecific antibodies, ADCs, enzymes and pegylated proteins) represent one of the fastest growing segments in the drug industry, making up 31% of FDA approved drugs in 2023. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, antibody fragments, T cell engagers) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval ofcell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. The availability of such new technologies and approaches to address drug targets may increase the differentiation and attractiveness of our novel therapeutic candidates.

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

Share-based compensation expense recognized under ASC 718 was approximately $3.6 million, $4.3 million and $4.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenue Recognition

Our revenues are generated mainly from collaborative and license agreements. In the agreements, revenues are typically derived mainly from upfront payment and contingent payments related to milestone achievements.

The Company recognizes revenue in accordance with ASC 606 - “Revenue from Contracts with Customers.”

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

In December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone and in September 2021, November 2022 and December 2023 such program achieved clinical milestones and in connection with such milestones, we recognized revenues in an amount of $2 million, $6 million, $7.5 million and $10 million, in the years 2020, 2021, 2022, and 2023, respectively, in accordance with the criteria prescribed under ASC 606. See Note 2k to our 2023 consolidated financial statements.

In December 2023, following entrance into license agreement with Gilead, we assessed the promises under the license agreement and concluded that its promise to deliver the COM503 License, the promise to perform IND research and development activities and Phase 1 research and development activities represented separate performance obligations in the license agreement.

We also evaluated as a possible variable consideration all milestones and royalties. With respect to clinical development and regulatory milestones, we concluded that all such amounts should be fully constrained and are not included in the initial transaction price. Accordingly, we did not include any potential clinical development, regulatory and sales milestones and royalties in the initial transaction price.

We allocated the transaction price to each performance obligation on a relative estimated standalone selling price basis. We developed the estimated standalone selling price for the license. In developing such an estimate, we applied judgement in determining the timing needed to develop the licensed product, the probability of success, and the discount rate. We developed the estimated standalone selling price for the IND research and development activities using a “cost plus” reasonable margin approach. To determine the estimated standalone selling price of the Phase 1 research and development activities obligation, we estimated the standalone selling price of the underlying performance obligations and estimated the probability of our performance of such obligations.

We determined that the license granted was a functional license since the underlying intellectual property has significant standalone functionality and recognized the entirety of the initial transaction price allocated to the license performance obligation during the year ended December 31, 2023, in the amount of $23.5.

The IND research and development activities and Phase 1 research and development activities performance obligations are recognized over time when, or as, we perform the required services. We determined that the input method under ASC 606 is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services. The method of measuring progress towards delivery of the services incorporates actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. The period over which total costs were estimated reflected our best estimate of the period over which it would perform the activities to achieve clearance of an IND application and completion of the phase 1 clinical trial.

Research and Development Expenses

Research and development costs are charged to the statement of comprehensive loss as incurred.

The Company accrues costs for preclinical and clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations or other preclinical or clinical trial vendors that perform the activities. In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are deferred and capitalized, even when there is no alternative future use for the research and development, until related goods or services are provided. Payments made in advance of the performance of the related services are recorded as prepaid expenses until the services are rendered.

The portion of the Bristol Myers Squibb $12.0 million investment in 2018 over the fair market value of the shares issued in the amount of approximately $4.1 million and the portion of the Bristol Myers Squibb $20.0 million investment in 2021 over the fair market value of the shares issued in the amount of $5.0 million were considered as deferred participation of Bristol Myers Squibb in research and development expenses which was amortized over the period of the clinical trial based on the progress in the research and development, in accordance with ASC 808 “Collaborative Arrangements”, see Note 1f and Note 8b to our 2023 consolidated financial statements.

Amortization of participation in research and development expenses for the years ended December 31, 2023, 2022 and 2021 were approximately $0.3 million, $6.0 million and $1.3 million, respectively.

Recent Accounting Pronouncements

See Note 2t to our 2023 consolidated financial statement.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 20, 2024:

Name	Age	Positions
Paul Sekhri(3)	65	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	57	President and Chief Executive Officer, Director
Mathias Hukkelhoven, Ph.D.	70	Director
Gilead Halevy(2)	57	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	56	Director
Eran Perry(1)(2)	53	Director
Sanford (Sandy) Zweifach(1)(2)(3)	67	Director (Chairman of the Compensation Committee)
Alberto Sessa	61	Chief Financial Officer
Henry Adewoye, MD(4)	59	Senior Vice President and Chief Medical Officer
Zurit Levine, Ph.D.	56	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	53	Senior Vice President and Senior Advisor, Data and Informatics Solutions
Eran Ophir, Ph.D.	46	Chief Scientific Officer
Pierre Ferre, Ph.D.	47	Vice President, Preclinical Development

(1)          Member of our Compensation Committee

(2)          Member of our Audit Committee

(3)          Member of our Nomination and Corporate Governance Committee

(4)          Dr. Henry Adewoye retired from his position on February 29, 2024.

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of vTv Therapeutics Inc., eGenesis, Inc., Veeva Systems Inc., and Spring Discovery and Chairman of the Board of Directors of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of the Young Concert Artists (YCA), and a member of Boards of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag has over 25 years of experience in the biotech industry, both in R&D and executive leadership roles. Anat joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and CEO in 2010. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms. Anat is also a member of the Board of Directors of Pyxis Ltd. Prior to Compugen, Anat was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Anat holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

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

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and a director of S. AL Holdings Ltd., Plas-Fit Ltd. and A.A. Politiv Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as an entrepreneur in residence at Team8 Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), DreaMed Diabetes Ltd., and Biomica Ltd. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Eran Perry joined Compugen’s Board of Directors in July 2019. Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including ICD Pharma, Seanergy Dermatology, Follicle Pharma and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as an Executive Chairman of the Board of Directors of Kaerus Bioscience, Chairman of the Board of Directors of Carisma Therapeutics, Inc., President, CBO and Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

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

Yaron Turpaz, Ph.D. was appointed as Senior Vice President and Senior Advisor, Data and Informatics Solutions in May 2023. In his role, Dr. Turpaz is responsible for the overall data flow inside and outside the organization. Dr. Turpaz supports the Computational Discovery unit in the ongoing development of the computational platforms, and also oversees the establishment of systems for data analytics across the organization. Dr. Turpaz joined Compugen in November 2019 as Senior Vice President and Senior Advisor, Computational Discovery. Dr. Turpaz has over 15 years of experience in the fields of research and development informatics, data sciences and technology in the biotech and pharma space with hands-on experience using cloud-based high throughput computational, machine learning and genomics platforms for drug discovery and development applications in precision medicine. In his extensive pharma and biotech career, he held senior R&D Informatics roles at Human Longevity, AstraZeneca, Eli Lilly, Global Gene Corp. and Affymetrix. Dr. Turpaz continues to serve as Chief Information Officer and Senior Advisor at Engine Biosciences. Dr. Turpaz received a B.Sc. in Biology from Tel Aviv University, a Ph.D. in Bioengineering from the University of Illinois and an MBA from the University of Chicago, Booth School of Business. He also held an Adjunct Assistant Professor position at the Centre for Quantitative Medicine of Duke-National University of Singapore, Graduate Medical School.

Eran Ophir, Ph.D. joined Compugen in 2015 and was appointed Vice President of Research and Drug Discovery in March 2020 and became a Senior Vice President, Research and Drug Discovery in March 2022 and Chief Scientific Officer in May 2023. In his role, Dr. Ophir is overseeing the Company’s computational discovery and the research and drug discovery activities and is responsible for the scientific, translational medicine and biomarker strategy of the Company’s innovative portfolio of product candidates. Dr. Ophir brings significant expertise in immunology and immuno-oncology from his research work at the Weizmann Institute of Science and the Ludwig Institute for Cancer Research in Lausanne, Switzerland. Dr. Ophir joined Compugen as a senior scientist and has since held various positions in the Research and Development department, with increasing responsibilities, including appointment to the management team in March 2020. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University and a Ph.D. in Biology from the Weizmann Institute of Science.

Pierre Ferre, Ph.D. joined Compugen in April 2021 as Vice President Preclinical Development. In his role, Dr. Ferre leads the preclinical development, CMC and drug supply management, clinical biomarker operations, and project management team and activities across the Company. Dr. Ferre has two decades of experience in all aspects of clinical and non-clinical drug development in oncology and immuno-oncology. Dr. Ferre joined Compugen from Pierre Fabre Pharmaceuticals, France, where he spent most of his career in multiple positions, lastly as Director of Oncology Programs in which he led the development strategy of a portfolio of R&D programs in oncology from initiation and discovery, through preclinical and clinical development. Previously, at Pierre Fabre Oncology R&D, he acted as Director, Pharmacokinetics/Pharmacodynamics, overseeing also translational, biomarker-related activities. Before that Dr. Ferre was in charge of oncology preclinical pharmacokinetics. Dr. Ferre is a Doctor in Veterinary Medicine, holds a PhD in biology from Toulouse INP (Institut National Polytechnique), and a MSc from Aix-Marseille University and Paris INA-PG (Institut National Agronomique) for his research work conducted in experimental pathophysiology and toxicology.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2023, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management) and one member of senior management (Dr. Oliver Froescheis) who ceased to serve before the end of 2023, was approximately $5.4 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2023, we granted to our Directors and Senior Management listed in Item 6.A a total of 690,000 options to purchase ordinary shares. These options are exercisable at an average exercise price of $1.30 per share, and generally expire ten years after their respective dates of grant. As of December 31, 2023, there were a total of 4,506,624 outstanding options to purchase ordinary shares that were held by our Directors and Senior Management listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Employment”) with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($) (4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	479,234	461,150	524,064	1,464,448
Dr. Henry Adewoye Senior Vice President and Chief Medical Officer	425,000	131,067	271,502	827,569
Dr. Pierre Ferre Vice President, Preclinical Development	211,521	238,439	120,440	570,400
Dr. Eran Ophir Senior Vice President, Research and Drug Discovery	195,677	161,131	183,835	540,643
Dr. Zurit Levine Senior VP, Technology Innovations	188,631	167,207	176,426	532,264

1)	All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2023.

2)
Cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.6897= $1.00, which reflects the average conversion rate for 2023, or the Representative Rate.

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

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to options to purchase our ordinary shares granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2o to our 2023 consolidated financial statements set forth elsewhere in this report.

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

Our Compensation Policy for office holders was originally approved by our shareholders in September 2013, with the most recent amendment adopted at the 2023 Annual General Meeting of Shareholders held on September 20, 2023, or the 2023 AGM.

Approvals Required for Office Holders Terms of Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2023.

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

Compensation to our President and Chief Executive Officer

 Pursuant to Dr. Anat Cohen-Dayag’s employment agreement (and in accordance with the approval of her updated compensation terms at the 2023 AGM), as the chief executive officer of the Company she is entitled to a gross monthly salary of NIS 150,000 (approximately $40,650 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

At the 2020 AGM, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2021, 2022 and 2023, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the compensation committee and board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s chief executive officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. The same terms were approved at the 2023 AGM with respect to the calendar years 2024, 2025 and 2026.

Additionally, at the 2023 AGM, our shareholders approved an annual equity grant plan for Dr. Cohen-Dayag for each of the calendar years 2024, 2025 and 2026, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 300,000 Ordinary Shares, or Equity Framework, in each of these years, as shall be determined by the compensation committee and board of directors with respect to each such year. In order to align such grants (including the exercise price and vesting period) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2024, 2025 and 2026 on which the board of directors approves the respective year’s annual option grants to management Office Holders in such year.

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

All vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise period following the termination of her employment as the Company’s chief executive officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time). In addition to the foregoing, and not as part of the Equity Framework, Dr. Anat Cohen-Dayag will be entitled to participate in the ESPP or any other employee share purchase plan(s) that may be adopted by the Company from time to time until the end of 2026, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary.

In addition to the foregoing annual equity grant plan for 2024 through 2026 and the annual grant for 2023 already approved by our shareholders at the 2020 AGM, at the 2023 AGM, our shareholders approved a special option grant of additional options to purchase 150,000 ordinary shares with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the 2023 AGM, or the 2023 Special Option Award. All the terms of the 2023 Special Option Award are the same as those set forth above with respect to the options underlying the annual equity grant plan.

In 2023 Dr. Cohen-Dayag was granted with 300,000 options (including the 2023 Special Option Award), 150,000 of which with an exercise price of $1.15 (pursuant to the terms of the CEO’s three-year equity framework approved by our shareholders in 2020 AGM) and 150,000 of which with an exercise price of $1.02 (pursuant to the terms of the 2023 Special Option Award). As of December 31, 2023, Dr. Cohen-Dayag held options to purchase a total of 1,420,000 ordinary shares. Out of these outstanding options: (i) options to purchase 932,500 ordinary shares, with a weighted average exercise price of $6.35 per share, were exercisable as of December 31, 2023; and (ii) options to purchase 487,500 ordinary shares, with a weighted average exercise price of $3.20 per share, had not vested as of December 31, 2023. Of the unvested options on December 31, 2023, options to purchase 206,250 ordinary shares are expected to vest during 2024, options to purchase 140,625 ordinary shares are expected to vest during 2025 and options to purchase the remaining 140,625 ordinary shares are expected to vest during the period between March 31, 2026, and September 30, 2027. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee - E. Share Ownership - Share Ownership by Directors and Other Executive Officers.”

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

•
A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law; and

•
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988, or Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

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

In accordance with our Compensation Policy, approved by our shareholders at the 2023 AGM, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our Office Holders with insurance coverage of up to $100 million and with such annual premium reflecting market terms and not having a substantial effect on our profitability, assets or obligations.

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

•
For any payments which our Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

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

Board Diversity Matrix as of February 20, 2024
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

External Directors and Independent Directors Under the Companies Law

Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. In accordance with the Alleviation Regulations, we, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Capital Market, may opt out from the requirement of electing and having external directors on our board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we do not have a controlling shareholder, we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee, or the Opt Out Criteria. On June 7, 2018, our board of directors determined to opt out of the requirement to elect and have external directors and of the rules governing composition of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, since at that time (and since that time) we have complied and continue to comply with the Opt Out Criteria. In accordance with this decision, we currently have no external directors on our board of directors and we are subject to the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of our board of directors and the composition of our audit and compensation committees.

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

Under the Companies Law, an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on The Nasdaq Capital Market, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our chief executive officer, meets the ‘independent directors’ criteria under the Companies Law.

Independent Directors Under the Nasdaq Listing Rules

In addition to the requirements of the Companies Law as described above, since our shares are listed on The Nasdaq Capital Market, pursuant to the Nasdaq Listing Rules, a majority of our directors must be independent (as defined under the Nasdaq Listing Rules). We comply with such Nasdaq independence requirement, as each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our president and chief executive officer, has been determined by our board of directors to meet the Nasdaq independence requirements.

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

Board Committees

Audit Committee

The Companies Law requires public companies such as ours to appoint an audit committee, the responsibilities of which include, among other things: (i) identifying flaws in the management of the company’s business, among other things, in consultation with the company’s internal auditor or external auditor, and making recommendations to the board of directors as to how to correct them, (ii) reviewing and considering certain related party transactions and certain actions involving conflicts of interest (as well as deciding whether certain actions specified in the Companies Law are considered material or non-material and whether certain transactions are considered exceptional or ordinary), (iii) establishing procedures to be followed with respect to related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee, (iv) determining procedures for approving certain related party transactions with a “controlling shareholder”, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions, (v) reviewing the internal auditor’s work program performance, examining the company’s internal control structure and processes and determining whether the internal auditor has the requisite tools and resources required to perform his or her role, (vi) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ, (vii) overseeing the accounting and financial reporting processes of the Company, and (viii) providing arrangements regarding employee complaints with respect to flaws in the management of the Company’s business and the protection to be provided to such employees.

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

The audit committee composition requirements referred to under Section 115 of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors pursuant to the relief available under the Alleviation Regulations, also opted out of such composition requirements on the basis that the Company complies, and will continue to comply, with the U.S. Securities Law and Nasdaq Listing Rules concerning the composition of the audit committee, as described above.

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

The compensation committee composition requirements referred to under Section 118A of the Companies Law are not applicable to the Company as our board of directors, as part of its decision to opt out of the requirement to elect external directors pursuant to the relief available under the Alleviation Regulations, also opted out of such composition requirements on the basis that the Company complies, and will continue to comply, with the Nasdaq majority board independence requirement and with US Securities Law and Nasdaq Listing Rules concerning the composition of the compensation committee, as described above.

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

Ms. Tali Yaron of Brightman, Almagor, Zohar & Co., a member firm of Deloitte Touche Tohmatsu, has served as our internal auditor since 2023 (replacing a different partner at Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu during 2023). Ms. Tali Yaron is not an employee, affiliate or Office Holder of the Company, or affiliated with the Company’s external auditor.

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, there were two additional individuals who were Office Holders of the Company as of December 31, 2023.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2023, 2022 and 2021 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2023	December 31, 2022	December 31, 2021
Research & Development	46	46	51
Administration, Accounting and Operations	21	21	21
Marketing and Business Development	1	2	1
Total	68	69	73

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in San Francisco, California. On December 31, 2021, 58 of our employees were located in Israel, 12 were located in the United States and 3 employees were located in Europe; on December 31, 2022, 57 of our employees were located in Israel, 8 were located in the United States and 4 employees were located in Europe; and on December 31, 2023, 58 of our employees were located in Israel, 7 were located in the United States and 3 employees were located in Europe.

We consider our relations with our employees to be satisfactory and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we are subject to certain labor related statutes and to certain provisions of expansion orders the Israeli Minister of the Economy has given to collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the employment of our Israeli employees. These statutes and provisions and additional mandatory Israeli labor law provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the workday and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

Our severance pay liability to our Israeli employees, based upon the number of years of service and the latest monthly salary, is in the large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law 5723-1963, certain of our liabilities for employee severance rights upon termination are covered by regular contributions to defined contribution plans, so that upon termination of employment of the relevant employees, we are only required to release the payments made by us to such funds on account of severance and by doing so are deemed to have complied with all of our severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning our liability for severance pay, see Note 2n to our 2023 consolidated financial statements.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company. Except as set forth in the table below, none of the directors or executive officers beneficially owns ordinary shares and/or ordinary shares underlying options amounting to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 20, 2024, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 20, 2024. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 89,530,193 ordinary shares outstanding as of February 20, 2024.

Beneficial Owner	Amount Owned	Percent of Class

Anat Cohen-Dayag(1)	1,026,122	1.1%
All directors and executive officers as a group (13 persons)(2)	3,143,964	3.4%

(1)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 970,000 shares subject to options that are exercisable within 60 days after February 20, 2024, with a weighted average exercise price of $6.47 per share, and which expire between March 2024 and March 2032.

(2)
Includes (i) a total of 76,259 ordinary shares held by directors and executive officers, and (ii) a total of 3,067,705 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 20, 2024, with a weighted average exercise price of $5.48 per share and which expire between February 2024 and November 2032.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 8 to our 2023 consolidated financial statements.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the 2010 Plan which was also approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. In May 2020 the board of directors extended the term of the 2010 Plan by additional ten (10) years. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. In August 2023, our board of directors decreased the number of shares available under the 2010 Plan by 500,000.

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

As of December 31, 2023, options to purchase 8,373,745 ordinary shares at a weighted average exercise price of approximately $4.65 per share were outstanding (i.e., were granted but not canceled, expired nor exercised) under the 2010 Plan and 1,202,301 ordinary shares remained available for future grant under the 2010 Plan. Options to purchase 4,319,106 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2023, at a weighted average exercise price of approximately $4.92. As of December 31, 2023, outstanding options granted by the Company pursuant to the 2010 Plan expire between February 2024 and October 2033 (subject to terms of the plan).

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

The maximum number of shares that were available for issuance under the ESPP upon its approval was 600,000.

As of December 31, 2023, following issuance of shares in connection with offering periods already ended and decreasing the number of shares available for issuance under the ESPP by 210,000 as approved by our board of directors in August 2023, there were 114,146 ordinary shares available for issuance under the ESPP. Currently our ESPP is suspended, and we reserve the right to resume it at any time.

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

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

On October 30, 2023 we adopted a Policy for Recovery of Erroneously Awarded Compensation, or the Clawback Policy, providing for recovery of certain incentive-based compensation from current and former executive officers of the Company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth share ownership information as of February 20, 2024 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. As of February 20, 2024, there were a total of 36 holders of record of our ordinary shares, of which 23 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of more than 99.0 % of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Capital Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include shares that may be acquired by any of the below entities upon the exercise of options or warrants known to us, that are either currently exercisable or will become exercisable within 60 days of February 20, 2024.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Reporting Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Bristol-Myers Squibb Company(2)	4,757,058	5.3%

(1)	Based upon 89,530,193 ordinary shares issued and outstanding as of February 20, 2024.

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

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation,” since January 1, 2023, we have not entered into any material related party transaction.

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

In the event that we decide to pay a cash dividend from income that is tax exempt under our Benefiting Enterprises program, we would be required to pay the applicable corporate tax that would otherwise have been payable on such income which would be in addition to the tax payable by the dividend payee. See “Item 10. Additional Information - E. Taxation.”

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were listed on The Nasdaq Global Market through June 16, 2009. On June 17, 2009, the listing of our ordinary shares was transferred from The Nasdaq Global Market to The Nasdaq Capital Market, and on January 27, 2014, the listing of our ordinary shares transferred back from The Nasdaq Capital Market to The Nasdaq Global Market. On May 4, 2023, our ordinary shares transferred back from The Nasdaq Global Market to The Nasdaq Capital Market. Our trading symbol on Nasdaq is CGEN. Our ordinary shares have been dually listed on the Tel Aviv Stock Exchange since January 2002. Our trading symbol on each of The Nasdaq Capital Market and the Tel Aviv Stock Exchange is CGEN.

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

Our ordinary shares are traded in the United States on The Nasdaq Capital Market and in Israel on the Tel Aviv Stock Exchange (TASE).

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships – Gilead License”, and “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects Finance - B. Liquidity and Capital Resources” for a discussion of our material contracts.

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli resident company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction), which includes Nasdaq, in or outside Israel, or a “Recognized Exchange”. Pursuant to the Tax Ordinance, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (which includes, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2023 and thereafter) will be imposed on the sale of our traded shares.

However, if our ordinary shares are traded on a Recognized Exchange gains on the sale of our ordinary shares held by non-Israeli tax resident investors will generally be, subject to certain conditions, exempt from Israeli capital gains tax so long as the gains were not derived from a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Furthermore, non-Israeli “Body of Persons” (as defined in the Ordinance, and includes corporate entities, partnerships, and other entities) will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) holds more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such corporation.

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

A non-resident of Israel who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for Excess Tax (as described below).

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a summary of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) under the Code. For this purpose, a U.S. holder is, a holder, who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and who is: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Code, Treasury Regulations, and relevant judicial decisions and administrative guidance, all as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been sought from the U.S. Internal Revenue Service, or IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a position in the event of a challenge.

The following summary does not address all aspects of U.S. federal income tax consequences that may apply to certain types of U.S. holders that are subject to special treatment, such as banks, insurance companies, tax-exempt or governmental organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, S corporations, partnerships or other pass-through entities (or arrangements treated as a partnership) for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, “controlled foreign corporations” within the meaning of Section 957(a) of the Code, “passive foreign investment companies” within the meaning of Section 1297(a) of the Code, certain expatriates, persons owning, directly, constructively or by attribution, 5% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons who hold ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, former U.S. citizens or long term residents of the United States, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold our ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States, or persons that received an interest in our ordinary shares through the exercise of an option or otherwise in exchange for services.

This summary is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances.

This summary relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local, or non-U.S., taxes and does not describe all of the U.S. federal income tax consequences that may be relevant, including the special tax accounting rules under Section 451(b) of the Code, the U.S. federal non-income tax considerations, including estate or gift tax considerations, the Medicare contribution tax on net investment income and the alternative minimum tax.

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

Based on the composition of our income, and the composition and value of our assets, in 2023, we believe that we were a PFIC for the taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. In particular, our status as a PFIC in current or any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

If a U.S. holder has made a qualified electing fund, or QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income (i) the holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the holder’s pro rata share of the QEF net capital gain as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

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

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year. There is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC (a “lower-tier” PFIC), U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. We may provide the information necessary for U.S. holders to make QEF elections with respect to any lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

Each U.S. holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require (whether or not a QEF election or a mark-to-market election is made). The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC.

The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ordinary shares, described in the following two sections “- Distributions” and “- Disposition of Ordinary Shares,” apply only if we are not a PFIC in the relevant year and our ordinary shares are not subject to the rules described above under “-Passive Foreign Investment Company Rules”.

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

Certain U.S. holders generally may be eligible, subject to a number of complex limitations, to claim Israeli taxes withheld from distributions and paid over to the Israeli taxing authorities either as a deduction from gross income or as a credit against U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under Israeli law or under the US-Israel Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. holder’s United States federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules.

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

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale or exchange of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally applies to such payments if the U.S. holder fails to provide a taxpayer identification number and a duly executed IRS Form W-9 or other certification of exempt status unless the U.S. holder otherwise establishes that it is exempt from such rules.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Interest Rate Risk

As of December 31, 2023, we had approximately $51.1 million in cash, cash equivalents, restricted cash, short-term bank deposits and investment in marketable securities. We mostly invest our cash surplus in bank deposits and U.S. government securities. Since these investments typically carry fixed interest rate or yields, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2023 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 3.0%, 5.3% and 2.8% in 2023, 2022, and 2021, respectively. The appreciation (devaluation) of the dollar against the NIS was 3.1%, 13.2% and (3.3%) in 2023, 2022 and 2021, respectively. For 2023, assuming a 10% devaluation of the dollar against the NIS, we would experience an increase in our net loss of approximately $1.4 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.1 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in dollar terms. The devaluation/appreciation of the NIS against the dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS based expenses are either currently adjusted to dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future.

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

Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2023, that are included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2023.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, on our internal control over financial reporting as of December 31, 2023, is provided on page F-4, as included under Item 18 of this Annual Report and is incorporated herein by reference.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, each of whom serves on our audit committee and who meets the “independence” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F. See “Item 6.A – Directors, Senior Management and Employees – Directors and Senior Management” for a summary of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach’s relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2023, and 2022:

	2023	2022
Audit Fees	$163,000	$163,000
Audit Related Fees	$65,000	$10,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$235,000	$180,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, certain third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and employees’ information, or the Information Systems and Data.

Our Senior Vice President/Senior Advisor, Data and Informatics Solutions help identify, assess and manage the Company’s cybersecurity threats and risks by monitoring and evaluating our threat environment using various methods including, for example, by engaging third parties to conduct penetration tests on our behalf.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, incident response policy, business continuity plan, cybersecurity insurance, firewalls and access controls for certain environments and systems, physical security measures, and employee cybersecurity trainings.

Our overall risk assessment and management processes covers material risks from cybersecurity threats.  For example, cybersecurity risk is a component in our internal auditor’s risk assessment report. Our Senior Vice President/Senior Advisor, Data and Informatic Solutions works with relevant management members to prioritize and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms, including legal counsel, cybersecurity and cloud consultants, and a penetration testing firm.

We use third-party service providers to perform a variety of functions throughout our business, including in connection with our clinical data management, antibody development, financial information management, payments and others. We review and require certain security measures of certain of these third parties, such as encryption at rest and in transit and access controls, and in relevant cases, we seek to confirm their compliance with different industry standards and certifications, such as SOC1, SOC2, SOC3, ISO 27001, ISO 27017.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3D. Risk Factors in this Annual Report on Form 20-F, including the applicable risk factors under “Risk Factors - Risks Related to our Operations and Other Risks Related to our Business.”

Governance

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function through its audit committee.

Our cybersecurity risk assessment and management processes are under the responsibility of our Senior Vice President/Senior Advisor, Data and Informatics Solutions, who has over 15 years of experience in the data science, technology, and machine learning spaces.

Our Senior Vice President/Senior Advisor, Data and Informatics Solutions, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, communicating key priorities to relevant personnel (such as the Chief Executive Officer), helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to certain members of management, our Senior Vice President/Senior Advisor, Data and Informatics Solutions, our Chief Financial Officer and our General Counsel. Under our cybersecurity incident response policy, those members of management will work with the Company’s incident response team member(s) to help the Company mitigate and remediate cybersecurity incidents of which they are notified.  In addition, the Company’s cybersecurity incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports at least annually from our Senior Vice President/Senior Advisor, Data and Informatics Solutions concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1
Amended and Restated Articles of Association of Compugen, as amended (incorporated by reference to Exhibit B to Exhibit 99.1 to Compugen’s report on Form 6-K filed with the SEC on August 7, 2023 (File No. 000-30902)).

1.2	Memorandum of Association of Compugen, as amended (incorporated by reference to Annex A2 of Exhibit 99.4 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2019 (File No. 000-30902)).

2.1*	Description of Securities.

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

4.3
Amended and Restated Form of Indemnification Undertaking and Exemption and Release between Compugen Ltd. and its directors and office holders (incorporated by reference to Exhibit 4.8 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.4
Office Lease Agreement (“Holon Lease”), dated March 2015, by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 99.2 to Compugen’s Form 6-K filed with the SEC on May 5, 2015 (File No. 000-30902)).

4.5
Amendment to Holon Lease made and entered into on November 26, 2015, by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 4.10 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016 (File No. 000-30902)).

4.6
Addendum to Holon Lease made and entered into on October 14, 2020 by and between Kanit Hashalom Investments Ltd. and Compugen Ltd. (incorporated by reference to Exhibit 4.11 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (File No. 000-30902))

4.7@
License Agreement, between the Company and MedImmune Limited (“MedImmune”), entered into as of March 30, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on May 9, 2018 (File No. 000-30902)).

4.8@
Amendment No. 1 to the License Agreement, between the Company and MedImmune, dated May 9, 2018 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on August 1, 2018 (File No. 000-30902)).

4.9
Amendment No. 2 to the License Agreement, between the Company and MedImmune, dated September 16, 2020 (incorporated by reference to Exhibit 4.14 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (File No. 000-30902)).

4.10#
Amendment No. 3 to the License Agreement, between the Company and MedImmune, dated August 4, 2021 (incorporated by reference to Exhibit 4.15 to Compugen’s Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902)).

4.11*#	License Agreement, between Compugen Ltd. and Gilead Sciences, Inc., dated December 18, 2023.

8.1*	Subsidiaries.

12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*
Certification by Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global.

97.1*	Compugen’s Policy for Recovery of Erroneously Awarded Compensation.

101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (ii) Consolidated Balance Sheets as of December 31, 2023 and 2022; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

@	Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions.

#	Portions of this exhibit (indicated by asterisks therein) have been omitted as these portions are both not material and private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPUGEN LTD.

Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: March 5, 2024

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accrued Pre-Clinical and Clinical Trial Expenses

Description of the matter
As discussed in Note 2(m) to the consolidated financial statements, the Company records costs for pre-clinical and clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

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

License Agreement with Gilead

Description of the matter
As described in Note 2(k) to the consolidated financial statements, the Company entered into a license agreement with Gilead Sciences, Inc. The Company’s obligations under the license agreement include: (i) delivery of exclusive license; (ii) certain research transition activities through the clearance of an IND; (iii) contingent promise to additional research and development activities for Phase 1 clinical trial. Under this agreement amounts received include upfront payment, milestone and other contingent payments for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of commercialized products. The initial transaction price of $60 million was allocated to the obligations based on the relative estimated standalone selling prices of each obligation, over which management has applied significant judgment.

Auditing the Company’s evaluation of the standalone selling price of the license performance obligation was challenging and complex due to the assumptions used by management and high degree of auditor judgment required to evaluate the standalone selling price of the license. The Company developed the estimated standalone selling price of the license based on the present value of expected future cash flows associated with the license and related clinical development and regulatory milestones. In developing such estimate, the Company applied judgement in determining the timing needed to develop the Licensed Product, the probability of success, the expected future cash flows and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the standalone selling price of the license performance obligation process, including controls over management’s process to determine the methods used to develop standalone selling price of the license, and controls over development of the assumptions related to the methods, including expected future cash flows, discount rates, probability of success and costs estimates for manufacturing and supply costs.

To audit the Company’s evaluation of the standalone selling price of the license performance obligation related to the Gilead license agreement, we performed audit procedures that included, among others, reading the contractual terms of the license agreement, understanding and testing management’s process for developing the standalone selling price, including evaluating the appropriateness of the method and the reasonableness of management’s assumptions relating to the indications that will be pursued, forecasted future revenues, probability of success, estimates for manufacturing and supply costs and testing the completeness, accuracy and relevance of underlying data used. Evaluating management’s assumptions related to the future revenue included in the expected future cash flows, probability of success, and cost estimates for manufacturing and supply costs involved evaluating whether the assumptions used by management were reasonable considering the consistency with data from internal and external sources including market and industry data. We involved valuation professionals to assist in the assessment of the estimation methodology and the significant assumptions used in determining the estimated standalone selling price of the license.

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 2002

Tel-Aviv, Israel
March 5, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 5, 2024, expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 5, 2024

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$13,890	$11,059
Restricted cash		365	362
Short-term bank deposits		25,053	72,287
Investment in marketable securities		11,742	-
Trade receivables		61,000	-
Other accounts receivable and prepaid expenses	3	2,529	2,417

Total current assets		114,579	86,125

NON-CURRENT ASSETS:
Long-term prepaid expenses		1,233	1,899
Severance pay fund		2,977	2,794
Operating lease right of use asset	4	1,329	1,826
Property and equipment, net	5	1,216	1,532

Total non- current assets		6,755	8,051

Total assets		$121,334	$94,176

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$3,502	$1,773
Short-term deferred participation in R&D expenses		-	325
Short-term deferred revenues		11,149	-
Current maturity of operating lease liability	4	632	613
Other accounts payable and accrued expenses	6	10,983	9,208

Total current liabilities		26,266	11,919

NON- CURRENT LIABILITIES:
Long-term deferred revenues		25,392	-
Long-term operating lease liability		719	1,312
Accrued severance pay		3,398	3,265

Total non-current liabilities		29,509	4,577

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS’ EQUITY:	8
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at December 31, 2023 and 2022; 89,237,465 and 86,624,643 shares issued and outstanding at December 31, 2023 and 2022, respectively		247	240
Additional paid-in capital		539,837	533,213
Accumulated other comprehensive income		2	-
Accumulated deficit		(474,527)	(455,773)

Total shareholders’ equity		65,559	77,680

Total liabilities and shareholders’ equity		$121,334	$94,176

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021

Revenue		$33,459	$7,500	$6,000
Cost of revenue		2,004	975	680

Gross profit		31,455	6,525	5,320

Operating expenses:

Research and development expenses, net		34,472	30,648	28,694
Marketing and business development expenses		244	932	842
General and administrative expenses		9,731	10,319	10,858

Total operating expenses		44,447	41,899	40,394

Operating loss		(12,992)	(35,374)	(35,074)

Financial and other income, net	11	3,208	1,738	871

Loss before taxes on income		(9,784)	(33,636)	(34,203)
Taxes on income, net	9	8,970	58	-

Net loss		$(18,754)	$(33,694)	$(34,203)

Basic and diluted net loss per share		$(0.21)	$(0.39)	$(0.41)

Other comprehensive loss:

Unrealized gain arising during the period from marketable securities		2	-	-

Total comprehensive loss		$(18,752)	$(33,694)	$(34,203)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		87,633,298	86,555,628	84,203,971

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount		capital	income	deficit	equity

Balance as of January 1, 2021	83,675,856	$231		$507,427	$-	$(387,876)	$119,782

Exercise of options and ESPP shares	335,204	1		1,454	-	-	1,455
Warrants exercised	89,557	(*	)	425	-	-	425
Issuance of shares, net	2,332,815	7		14,951	-	-	14,958
Stock-based compensation issued to employees, directors and non-employees	-	-		4,276	-	-	4,276
Net loss	-	-		-	-	(34,203)	(34,203)

Balance as of December 31, 2021	86,433,432	239		528,533	-	(422,079)	106,693

Exercise of options and ESPP shares	191,211	1		352	-	-	353
Stock-based compensation issued to employees, directors and non-employees	-	-		4,328	-	-	4,328
Net loss	-	-		-	-	(33,694)	(33,694)

Balance as of December 31, 2022	86,624,643	240		533,213	-	(455,773)	77,680

Issuance of shares, net	2,612,822	7		3,074	-	-	3,081
Stock-based compensation issued to employees, directors and non-employees	-	-		3,550	-	-	3,550
Changes in other comprehensive income from marketable securities	-	-		-	2	-	2
Net loss	-	-		-	-	(18,754)	(18,754)

Balance as of December 31, 2023	89,237,465	$247		$539,837	$2	$(474,527)	$65,559

(*)          Representing amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss	$(18,754)	$(33,694)	$(34,203)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,550	4,328	4,276
Depreciation	476	482	461
Decrease in severance pay, net	(50)	(81)	(101)
Loss (gain) from property and equipment sales and disposals	7	12	(3)
Exchange rate differences loss (gain) on cash balances	(129)	393	59
Decrease (increase) in interest receivables from short-term bank deposits	92	(584)	469
Amortization of discount and accrued interest on marketable securities	(280)	-	-
Decrease (increase) in trade receivables	(61,000)	-	2,000
Decrease (increase) in other accounts receivable and prepaid expenses	(112)	3,043	(2,802)
Decrease (increase) in long-term prepaid expenses	666	12	(31)
Decrease in operating lease right of use asset	568	658	525
Increase (decrease) in trade payables and other accounts payable and accrued expenses	3,509	(1,601)	3,367
Increase (decrease) in deferred participation in R&D expenses	(325)	(6,019)	3,708
Increase in deferred revenues	36,541	-	-
Decrease in operating lease liability	(645)	(1,062)	(416)

Net cash used in operating activities	(35,886)	(34,113)	(22,691)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	79,242	114,445	136,850
Investment in short-term bank deposits	(32,100)	(76,900)	(129,945)
Proceeds from maturity of marketable securities	10,145	-	-
Investment in marketable securities	(21,605)	-	-
Purchase of property and equipment	(172)	(477)	(292)
Costs of disposal of property and equipment	-	(10)	-
Proceeds from sale of property and equipment	-	2	3

Net cash provided by investing activities	35,510	37,060	6,616

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	3,081	-	14,958
Proceeds from exercise of warrants	-	-	425
Proceeds from exercise of stock-based awards	-	353	1,455

Net cash provided by financing activities	3,081	353	16,838

Effect of exchange rate changes on cash	129	(393)	(59)

Increase in cash, cash equivalents and restricted cash	2,834	2,907	704
Cash, cash equivalents and restricted cash at the beginning of the year	11,421	8,514	7,810
Cash and cash equivalents and restricted cash at the end of the year	$14,255	$11,421	$8,514

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$(5)	$117	$116
Right-of-use asset obtained in exchange for operating lease liability	$71	$237	$-

Cash received during the year for:

Interest payments received from short-term bank deposits and cash equivalents	$3,052	$852	$1,364

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$13,890	$11,059	$7,801
Restricted cash	365	362	713

Total cash, cash equivalents and restricted cash	$14,255	$11,421	$8,514

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing our broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of three clinical stage programs, COM701, COM902 and rilvegostomig, targeting immune checkpoints the Company discovered computationally. Two programs that are pursued internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Based on the data from the Phase 1 trials and as part of our focus on two specific tumor types for the further clinical evaluation of COM701 and COM902, the Company initiated in 2023 two clinical trials evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in metastatic microsatellite stable colorectal cancer patients and one in platinum resistant ovarian cancer patients. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from the Company’s COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between the Company and AstraZeneca and is being evaluated in multiple clinical trials, including in Phase 3 clinical trial in patients with biliary tract cancer who will be randomized to receive rilvegostomig or placebo with investigator choice chemotherapy as adjuvant treatment after resection with curative intent. The Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The Company’s most advanced early-stage program, COM503, is in IND enabling studies and was licensed to Gilead in December 2023. COM503 is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. The Company’s business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities are headed from its United States subsidiary, Compugen USA, Inc, located in San Francisco, CA.

c.
The Company has incurred losses in the amount of $ 18,754 during the year ended December 31, 2023, has an accumulated deficit of $ 474,527 as of December 31, 2023 and has an accumulated negative cash flow from operating activities in the amount of $ 35,886 for the year ended December 31, 2023. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the reporting date.

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

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and, following the return of the CGEN 15022 program in 2017, the Company was eligible to receive an aggregate amount of over $ 250,000 in potential milestone payments for Bapotulimab (formerly known as BAY1905254), not including aggregate milestone payments of $ 23,200 received to date. Additionally, the Company was eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, Bapotulimab program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing license from Compugen.

On November 29, 2022, Bayer notified the Company that it has resolved to terminate, effective as of February 27, 2023, the Bayer Agreement.

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development, and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021 and initiated Phase 3 with first patient dosing in Phase 3 in December 2023. Compugen received a $10,000 upfront payment, and received or accrued $ 25,500 milestone payments out of up to $ 200,000 it is eligible to receive in development, regulatory and commercial milestones for the first product in addition to tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

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

In conjunction with the signing of the Agreement in October 2018, Bristol-Myers Squibb made a $ 12,000 investment in Compugen, see Note 8b.

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

In conjunction with the signing of the amendment to the Agreement in November 2021, Bristol-Myers Squibb made a $ 20,000 investment in Compugen, see Note 8b.

On August 3, 2022, the Company and Bristol-Myers Squibb entered into a letter agreement pursuant to which the Agreement, as amended thereafter, was terminated as of such date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.
On December 18, 2023, the Company entered into an exclusive license agreement (the  “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including the Company’s COM503 product candidate (“COM503 License”), and additional products that may be so developed by Gilead (together with COM503, the “Licensed Products”).

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60 million in January 2024. The Company has continued to develop COM503 during the initial development term, which included conducting activities defined within the agreement to advance COM503 through the clearance of an investigational new drug application (“IND”). The Company is eligible to receive from Gilead $30 million in the form of a milestone payment upon clearance of the IND for COM503. The Company is also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

The Company will be responsible for conducting a Phase 1 clinical trial for COM503, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the COM503 drug supply), with Gilead providing at no cost an anti-PD-1/PD-L1 antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for COM503, the Company will initiate the transfer of development activities related to COM503 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

During the term of the License Agreement, the Company is prohibited from researching, developing, making, and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment amount paid to the Company in January 2024 and is expected to continue and withhold at source all taxes required by law from all payments payable to the Company under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect change of control and others.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

The short-term bank deposits as of December 31, 2023 and 2022 are in U.S. dollars and bear an annual weighted average interest rate of 6.20% and 4.84%, respectively.

g.         Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its debt securities as available-for-sale (“AFS”). The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. No credit loss impairment was identified in the year ended December 31, 2023.

h.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and related equipment	33
Laboratory equipment and office furniture	6 - 20 (mainly 20)
Leasehold improvements	Shorter of the term of the lease or useful life

i.Impairment of long-lived assets:

The long-lived assets of the Company. are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (assets group) with the future undiscounted cash flows expected to be generated by the asset (assets group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets group exceeds the fair value of the assets group. During the years 2023, 2022 and 2021, no impairment losses have been identified.

j.Leases:

The Company accounts for its leases according to ASC 842 - Leases (“ASC 842”). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company elected to combine its lease and non-lease components.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Leases  (Cont.):

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

k.Revenue recognition:

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

k.Revenue recognition (Cont.):

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

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property (“IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from COM902. Compugen received a $ 10,000 upfront payment and is eligible to receive up to $ 200,000 for development, regulatory and commercial milestones for the first product, of which $ 25,500 was received or accrued as well as tiered royalties on future product sales.

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

k.Revenue recognition (Cont.):

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

On December 27, 2023, the fourth milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 10,000 in accordance with the criteria prescribed under ASC 606.

On December 18, 2023, the Company entered into an exclusive License Agreement with Gilead. Under the terms of the agreement, the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products derived from a Compugen pipeline program. Compugen received an upfront payment of $60,000 and is also eligible to receive up to approximately $ 788,000 additional milestone payments subject to and upon the achievement of certain development, regulatory and commercial milestones and as detailed in the agreement.

Gilead may terminate the Gilead Collaboration Agreement for convenience by giving a certain prior written notice to the Company at any time after the effective date of the agreement.

The Company concluded that Gilead is a customer and therefore revenue recognition should be accounted for in accordance with ASC 606, because the Company granted to Gilead licenses to its intellectual property and will provide research and development services, all of which are outputs of the Company’s ongoing activities, in exchange for consideration.

The Company assessed the promises under the License Agreement and concluded that (i) the delivery of the COM503 License; (ii) the preclinical research and development activities towards IND approval of COM503 (the “IND research and development activities”) and (iii) the contingent promise to additional research and development activities for Phase 1 clinical (the “Phase 1 research and development activities”), are capable of being distinct and are distinct within the context of the License Agreement. The Company considered that the license has standalone functionality, considered to be functional intellectual property, and is capable of being distinct. The Company also determined that the IND research and development activities and Phase 1 research and development activities could be provided by resources otherwise available to Gilead and thus are capable of being distinct. Also, the Company concluded that the Company’s contingent promise to additional research and development activities for Phase 1 clinical represents a material right.

As a result, the Company concluded that its promise to deliver the COM503 License, the promise to perform IND research and development activities and Phase 1 research and development activities represented separate performance obligations in the License Agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.       Revenue recognition (Cont.):

The Company also evaluated as a possible variable consideration all milestones and royalties. With respect to clinical development and regulatory milestones, based upon the high degree of uncertainty and risk associated with these potential payments, the Company concluded that all such amounts should be fully constrained and are not included in the initial transaction price as the Company cannot conclude that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Accordingly, the Company did not include any potential clinical development, regulatory and sales milestones and royalties in the initial transaction price.

The Company allocated the transaction price to each performance obligation on a relative estimated standalone selling price basis. The Company developed the estimated standalone selling price for the COM503 License based on the present value of expected future cash flows associated with the license and related clinical development and regulatory milestones. In developing such estimate, the Company applied judgement in determining the timing needed to develop the Licensed Product, the probability of success, and the discount rate. The Company developed the estimated standalone selling price for the IND research and development activities using a “cost plus” reasonable margin approach. To determine the estimated standalone selling price of the material right for the Phase 1 research and development activities obligation, the Company estimated the standalone selling price of the underlying performance obligations included in the material right and estimated the probability of the Company’s performance of such obligations.

The Company determined that the COM503 License was a functional license since the underlying intellectual property (the “IP”) has significant standalone functionality. In addition, the Company determined that December 18, 2023 represents (i) the date at which the Company made available the IP to Gilead and (ii) the beginning of the period during which Gilead is able to use and benefit from its right to use the IP. Based upon these considerations, the Company recognized the entirety of the initial transaction price allocated to the COM503 License performance obligation during the year ended December 31, 2023.

Further, the IND research and development activities and Phase 1 research and development activities performance obligations are recognized over time when, or as, the Company performs the required services to Gilead. The Company determined that the input method under ASC 606 is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services. The method of measuring progress towards delivery of the services incorporates actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. The period over which total costs were estimated reflected the Company’s best estimate of the period over which it would perform the activities to achieve clearance of an IND application for COM503 and the phase 1 clinical trial.

During the year ended December 31, 2023, the Company recognized $ 23,459 of license revenue. The Company included deferred revenues of $ 11,149 in current liabilities and $ 25,392 in non-current liabilities.

For additional information regarding revenues, please refer to Note 10 below.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Cost of revenues:

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

Amortization of participation in R&D expenses for the years ended December 31, 2023, 2022 and 2021 were $ 325, $ 6,019 and $ 1,291, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. The value of these deposits and policies is recorded as an asset on the Company’s balance sheet. Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee.

Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $ 432, $ 468 and $ 383, respectively.

o.Stock-based compensation:

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company accounts for forfeitures as they occur.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.Stock-based compensation (Cont.):

The Company used the following assumptions for options granted to employees, directors and non-employees and ESPP:

	Year ended December 31,
	2023	2022	2021
Employee stock options

Volatility	75.93%-80.95%	69.44%-74.61%	66.02%-69.05%
Risk-free interest rate	3.37%-4.81%	1.54%-4.39%	0.51%-1.14%
Dividend yield	0%	0%	0%
Expected life (years)	4.02-5.06	5.05-5.4	5.04-5.31

	Year ended December 31,
	2023	2022	2021
ESPP

Volatility	-	69.74%	64.68%-69.68%
Risk-free interest rate	-	1.63%	0.04%-0.10%
Dividend yield	-	0%	0%
Expected life (years)	-	0.50	0.42-0.50

p.Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits and investment in marketable securities.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the United States. Generally, these deposits may be redeemed upon demand and bear minimal risk.

q.Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

All outstanding share options and warrants for the years ended December 31, 2023, 2022 and 2021 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2023, 2022 and 2021 the average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 7,921,020, 8,405,615 and 6,758,300, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2023 and 2022, a full valuation allowance was provided by the Company.

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

s.Fair value of financial instruments:

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

s.Fair value of financial instruments (Cont.):

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

t.Recently issued accounting pronouncement not yet adopted by the Company:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Prepaid expenses	$2,211	$2,100
Government authorities	92	85
Other	226	232

	$2,529	$2,417

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company’s operating leases have original lease periods expiring between 2021 and 2026. The offices in Israel lease include two options to renew, one of which was exercised in 2020. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

Under ASC 842, all leases, including non-cancelable operating leases, are now recognized on the balance sheet. The aggregated present value of lease payments is recorded as a long-term asset titled Operating lease right of use asset. The corresponding lease liabilities are split between current maturity of operating lease liability within current liabilities and long-term operating lease liability within long-term liabilities. The Company’s leases do not provide an implicit rate, therefore the Company uses its incremental borrowing rate based on information available on the commencement date to determine the present value of lease payments.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2023

Weighted average remaining lease term	2.19
Weighted average discount (annual) rate	5.32%

Operating lease expenses were approximately $ 800, $ 884 and $ 956 in the years ended December 31, 2023, 2022 and 2021, respectively.

Variable payments as CPI, included in the lease expenses, were approximately $ 61, $ 37 and $ 14 in the years ended December 31, 2023, 2022 and 2021, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $ 852, $ 959 and $ 914 in the years ended December 31, 2023, 2022 and 2021, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

December 31, 2023

2024	690
2025	631
2026	115

Total operating lease payments	1,436
Less: imputed interest	85

Present value of lease liabilities	1,351
Lease liabilities, current	632
Lease liabilities, non- current	719

Present value of lease liabilities	1,351

The above annual minimum future rental commitments include the period covered by the first exercised option with respect to the leased facility of Compugen Ltd. through March 2026 and exclude the second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Computers, software and related equipment	$739	$1,617
Laboratory equipment and office furniture	3,519	3,831
Leasehold improvements	2,314	2,314

	6,572	7,762
Accumulated depreciation:

Computers, software and related equipment	609	1,435
Laboratory equipment and office furniture	2,909	3,190
Leasehold improvements	1,838	1,605

	5,356	6,230

Depreciated cost	$1,216	$1,532

During 2023 and 2022 total cost of $ 1,357 and $ 99, respectively and total accumulated depreciation of $ 1,350 and $ 95, respectively were disposed from the consolidated balance sheets.

For the years ended December 31, 2023, 2022 and 2021, depreciation expenses were approximately $ 476, $ 482 and $ 461, respectively.

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2023	2022

Employees and related accruals	$3,125	$2,812
Accrued expenses	7,858	6,396

	$10,983	$9,208

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $ 296 related to its offices in Israel, leased cars fueling in Israel and credit card security for its U.S. subsidiary.

b.
Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (the “IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months Term SOFR interest). For the years ended December 31, 2023, 2022 and 2021, the Company had an aggregate of paid or accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ 1,004, $ 225 and $ 180, respectively.

As of December 31, 2023, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 8,970.

c.
On June 25, 2012 the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as “Contingent Fees”). For the years ended December 31, 2023, 2022 and 2021, the Company incurred such Contingent Fees in the amounts of $ 1,000, $ 750 and $ 500.

d.
On May 9, 2012, the Company entered into agreement (the “May 2012 Agreement”) with a U.S. Business Development Strategic Advisor (“Advisor”) for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates.

Under the agreement the Advisor was entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated except for certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

The Bayer Agreement was terminated effective February 27, 2023 and no further payments are expected under the May 2012 Agreement.

For the years ended December 31, 2023, 2022 and 2021, the Company has not paid and did not accrue payments under this agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2023, 2022 and 2021, the Company did not incur any amount in the research and development expenses in connection with such milestone payment.

f.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the years ended December 31, 2023, 2022 and 2021, the Company incurred in the research and development expenses such milestone payment in the amounts of $ 500, $ 0 and $ 250.

NOTE 8:-	SHAREHOLDERS’ EQUITY

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

b.
Issuance of shares:

On June 14, 2018, the Company entered into securities purchase agreement with certain institutional investors and a placement agency agreement with JMP Securities LLC in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 ordinary shares (the “RD Shares”) of the Company at a purchase price of $ 3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional ordinary shares. The Warrants were exercisable at a price of $ 4.74 per ordinary share and had a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $ 19,767 (net of $ 1,233 issuance expenses).

During the years ended December 31, 2021 and 2020, warrants to purchase an aggregate of 3,955,696 ordinary shares were exercised with proceeds of approximately $ 18,750 and as of December 31, 2023 and 2022, warrants to purchase 0 and up to 297,469 ordinary shares, respectively, remain outstanding. The warrants expired in June 2023.

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

The premium over the fair market value in the amount of $ 4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $ 7,788 (net of $ 91 issuance expenses) were considered equity investment.

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

The premium over the fair market value in the amount of $ 5,000 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $ 14,958 (net of $ 42 issuance expenses) were considered equity investment.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Issuance of shares: (Cont.)

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of our ordinary shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement filed on January 31, 2023. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. As of December 31, 2023, 2,612,822 ordinary shares were issued and sold through the ATM, with proceeds of approximately $3,081 (net of $513 issuance expenses).

c.
Share option plan:

Under the Company’s 2010 Share Option Plan, as amended (the “Plan”), options may be granted to employees, directors and non-employees of the Company and Compugen USA, Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 13,895,152 ordinary shares. The Company’s Board of Directors last amended the Plan in August 2023, to decrease the number of shares available under the 2010 Plan. As of December 31, 2023, an aggregate of 1,202,301 options under the 2010 Share Option Plan of the Company were still available for future grants.

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company’s ordinary shares on the date of grant, unless otherwise determined by the Company’s board of directors. The exercise price of the options granted under the Plan may not be less than the nominal value of the shares into which such options are exercisable, and the expiration date may not be later than 10 years from the date of grant. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company.

Any options that are cancelled, forfeited or expired become available for future grants.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Share option plan (Cont.):

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2023, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,157,749	5.43	6.32	-
Options granted	1,576,500	1.20
Options forfeited	(1,086,404)	5.49
Options expired	(274,100)	4.92

Options outstanding at end of year	8,373,745	4.65	6.61	1,912

Exercisable at end of year	5,017,329	5.71	5.15	117

Weighted average fair value of options granted to employees, directors and non-employees during the years 2023, 2022 and 2021 was $ 0.70, $ 1.51 and $ 3.81 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2023, 2022 and 2021 was $ 0, $ 19 and $ 759, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company’s share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of calendar 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount is impacted by the changes in the fair market value of the Company’s shares.

As of December 31, 2023, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 5,370 which is expected to be recognized over a weighted average period of approximately 2.06 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee Stock Purchase Plan:

The Company adopted an ESPP in November 2020, with the first offering period starting on January 1, 2021. In connection with its adoption, a total of 600,000 ordinary shares were reserved for issuance under this plan.

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

In the years ended December 31, 2023, 2022 and 2021, 0, 158,025 and 117,829 ordinary shares, respectively, had been purchased under the ESPP and as of December 31, 2023, 114,146 ordinary shares were available for issuance under the ESPP.

e.	The stock-based compensation expenses related to stock options and ESPP are included as follows in the expense categories:

	Year ended December 31,
	2023	2022	2021

Research and development expenses	$1,933	$2,158	$1,971
Marketing and business development expenses	(41)	269	215
General and administrative expenses	1,658	1,901	2,090

	$3,550	$4,328	$4,276

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME, NET

a.	Israeli taxation:

1.	Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2021, 2022 and 2023.

2.	Measurement of taxable income in U.S. dollars:

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

Additionally, Amendment 60 enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval.

As of December 31, 2023, there was no taxable income attributable to the Beneficiary Enterprise.

In January 2011, another amendment to the Investment Law came into effect (the “2011 Amendment”). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s entire income subject to this amendment (the “Preferred Income”).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME, NET (Cont.)

a.	Israeli taxation (Cont.):

Once an election is made, the Company’s income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

Commencing 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates.

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2023. The Company’s position may change in the future.

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

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2023 and 2022, since the Company estimates that it will not implement the PTE tax track.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME, NET (Cont.)

a.	Israeli taxation (Cont.):

4.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement Law”):

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

Management believes that the Company is currently qualified as an “industrial company“ under the Encouragement Law and, as such, is entitled to tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

5.	Net operating losses carryforward and capital loss:

As of December 31, 2023, Compugen Ltd. ’s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 401,100. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME, NET (Cont.)

b.	Non-Israeli subsidiary, Compugen USA, Inc.:

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

As of December 31, 2023, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 3,050. Approximately $1,950 of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2024 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$10,164	$34,096	$34,619
Foreign	(380)	(460)	(416)

	$9,784	$33,636	$34,203

d.	Taxes on income for the years ended December 31, 2023 and 2022, represent state income taxes in the United States.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME, NET (Cont.)

e.	Deferred taxes:

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

	December 31,
	2023	2022

Deferred tax assets:
Operating loss carryforward	$92,885	$91,704
Research and development	12,109	12,083
Accrued social benefits and other	3,072	3,123
Lease liabilities	312	444
Property and equipment	2	2

Deferred tax asset before valuation allowance	108,380	107,356
Valuation allowance	(108,073)	(106,941)

Deferred tax asset after valuation allowance	307	415

Deferred tax liabilities:
Right of use assets	(307)	(415)

Deferred tax liabilities	(307)	(415)

Net deferred tax assets	$-	$-

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

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company and Compugen USA, Inc. due to the uncertainty of the realization of such tax benefits and withholding taxes on the upfront payment pursuant to the Gilead license agreement.

g.	Tax assessments:

The Company has tax assessments through 2018 that are deemed to be final.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company’s business is currently comprised of one operating segment, the research, development and commercialization of therapeutic and product candidates. The nature of the products and services provided by the Company and the type of customers for these products and services are similar. Operations in Israel and the United States include research and development, clinical operations, marketing and business development. The Company follows ASC 280, “Segment Reporting”. Total revenues are attributed to geographic areas based on the location of the end customer.

The following represents the total revenue for the years ended December 31, 2023, 2022 and 2021 and long-lived assets as of December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	2021
Revenue from sales to customers:

Europe	$10,000	$7,500	$6,000
United States	23,459	-	-

Total revenue	$33,459	$7,500	$6,000

	December 31,
	2023	2022
Long-lived assets:

Israel	$2,468	$3,239
United States	77	119

Total long-lived assets	$2,545	$3,358

	Year ended December 31,
	2023	2022	2021
Sales to a single customer exceeding 10%:

Customer A	30%	100%	100%
Customer B	70%	-	-

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2023	2022	2021

Interest income	$2,960	$1,437	$894
Amortization of discount on marketable securities, net	281	-	-
Bank fees and other finance expenses	(31)	(27)	(25)
Foreign currency transaction adjustments	5	340	(1)
Gain (loss) from sales and disposals of fixed assets	(7)	(12)	3

Financial and other income, net	$3,208	$1,738	$871

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2023	2022

Trade payables and accrued expenses	$53	$83

	Year ended December 31,
	2023	2022	2021
Amounts charged to:

Research and development expenses	$147	$194	$240

For the years ended December 31, 2023, 2022 and 2021 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction was at arm’s length.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2023	2022	2021
Numerator:

Net loss for basic and diluted loss per share	$(18,754)	$(33,694)	$(34,203)

Denominator:

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	87,633,298	86,555,628	84,203,971

Basic and diluted loss per ordinary share	$(0.21)	$(0.39)	$(0.41)

NOTE 14:-	SUBSEQUENT EVENTS

In January 2024, 292,728 ordinary shares were issued and sold through the ATM, with proceeds of approximately $562 (net of $17 issuance expenses).