Form 20-F
period 2024-12-31
COMPUGEN LTD
filed 2025-03-04
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

David Silberman, Chief Financial Officer
Phone: +972-3-765-8585, Fax: +972-3-765-8555
Azrieli Center, 26 Harokmim Street, Building D, Holon 5885849 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	CGEN	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 89,541,246 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

‑‑‑‑‑‑‑‑‑‑‑‑

We have prepared our consolidated financial statements in United States dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references herein to “dollars” or “$” or “USD” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.
(ii)

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or the Annual Report, includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” “plan,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information - D. Risk Factors,” the information about us set forth under “Item 4. Information on the Company” and information related to our financial condition under “Item 5. Operating and Financial Review and Prospects.” Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

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

•
We expect to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

•	We cannot provide assurance that our business model will succeed in generating substantial revenues.

•	In the near term, we are highly dependent on the success of COM701, COM902, GS-0321 (previously COM503) and rilvegostomig.

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

•	From time to time, we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available, the data and the interpretation of the data may change.

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

•	There are risks that are inherent in the development and commercialization of novel therapeutic products.

•
Our approach to the discovery of therapeutic products is based on our AI/ML powered predictive computational discovery platform, recently branded as Unigen™ that is not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

•
We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

•
We depend significantly on third parties (including partners) to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, mainly collaborators, in the future, our business will likely be materially harmed.

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

•
Our information technology systems, or those of the third parties upon whom we rely, including our cloud and SaaS providers, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption to our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

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

As of December 31, 2024, we had an accumulated deficit of approximately $488.8 million and have incurred net losses of approximately $14.2 million in 2024, approximately $18.8 million in 2023 and approximately $33.7 million in 2022, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our research, preclinical and clinical activities. We currently have two therapeutic pipeline program-based partnership agreements in effect, one with AstraZeneca plc, or AstraZeneca, and the second with Gilead Sciences, Inc., or Gilead. In 2024, we received $76.5 million as an upfront and milestone payments from Gilead (after $13.5 million tax withheld at source) and $15 million as milestone payments from AstraZeneca. We cannot be certain that we will receive additional revenues under any of these partnership agreements or that we will enter into additional arrangements for any of our therapeutic pipeline programs or with respect to our AI/ML powered predictive computational discovery platform, recently branded as UnigenTM, or that such additional arrangements, if any, will provide sufficient revenues to achieve profitability.

We expect to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our current existing cash and cash equivalents, short-term bank deposits, investment in marketable securities will be sufficient to fund operations into 2027, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change or if our burn-rate increases, our cash balances may only be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will generate significant revenues or achieve profitability, and therefore we expect to need additional funds in the future to continue financing our operations. We may seek additional capital for various reasons, including for our ongoing operations or strategic considerations, even if we believe we have sufficient funds for our current and future operating plans. Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders will experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities.

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

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from development and commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our UnigenTM platform to identify novel drug targets and develop potentially first-in-class therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our UnigenTM platform undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations, though there can be no guarantee that our UnigenTM platform will yield any additional drug target candidates or therapeutic product candidates. While we currently have two collaborations in effect, one with AstraZeneca and the second with Gilead, the termination of either or both existing or any future collaboration agreements may have varying impacts on our financial position and, specifically, our ability to generate revenue. For example, the termination of our agreement with Bristol Myers Squibb in 2022 had different effects on our operations and caused us to lose free access to PD-1 immune checkpoint inhibitor, which has an adverse impact on our expenditure thereby requiring us to purchase PD-1 inhibitor for our clinical studies. The main effect of the termination of the collaboration agreement with Bayer in 2023 was extinguishing our potential to achieve future revenues from such collaboration. The inability to derive adequate revenues, or at all, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from partnerships for our novel drug targets and related therapeutic product candidates at various stages of research and development has been limited. To date, we have entered into four partnership agreements with respect to our therapeutic pipeline programs (of which we currently have two collaborations in effect) under which we have received a total amount of $182.2 million (after $13.5 million withholding taxes), of which $32.0 million was in the form of an equity investment. We recognized revenue of approximately $27.9 million in 2024, approximately $33.5 million in 2023 and approximately $7.5 million in 2022 from our partnerships. There can be no guarantee that we will achieve the same level of revenue in the future.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024, in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near term, we are highly dependent on the success of COM701, COM902, GS-0321 (previously COM503) and rilvegostomig.

We currently have no products approved for commercialization and are investing a significant portion of our efforts and financial resources into the clinical development of COM701, COM902 and GS-0321 (previously COM503) (which was licensed to Gilead). Our prospects are substantially dependent on our ability, or that of any existing and future partners, as applicable, to manufacture, develop, obtain marketing approval for and successfully commercialize any of COM701, COM902, rilvegostomig and GS-0321 (previously COM503) as a stand alone drug product or in combination with other drugs. We have reported favorable safety and toxicity profile and preliminary signals of antitumor activity in our ongoing Phase 1 clinical trial with COM701 monotherapy, COM701 combination with nivolumab, and in the triplet combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody) and with triple combination of COM701, COM902 and pembrolizumab. We have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease. These preliminary clinical results may not predict the final results of the on-going clinical trials or future clinical trials or otherwise be sufficient to attract a partner or support a future path to registration or drug approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks or failures in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks or failures.

Our pipeline currently consists of four clinical stage programs, which are at various stages of clinical development. Two, COM701 and COM902 are being developed internally in Phase 1 trials. The third, rilvegostomig, is being developed by our collaborator, AstraZeneca across various development stages, including multiple Phase 3 trials. The fourth, GS-0321 (previously COM503), is licensed to Gilead, and is being developed by us in a Phase 1 clinical trial with first patient dosed on January 7, 2025.

While we completed enrollment of our clinical trials with COM902 as combination and we continue monitoring a few of the patients still on treatment as of the middle of February 2025, our newly planned adaptive platform trial in patients with relapsed platinum sensitive ovarian cancer in the maintenance setting is expected to first evaluate single agent COM701 and only then may cover future combinations, which may include COM902. Therefore, in the near future we do not expect to have new meaningful data from our COM902 program, however we do expect data of other companies that develop their own anti-TIGIT antibodies and from our partner AstraZeneca for rilvegostomig (a PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902).

Recently, several clinical trials with TIGIT inhibitors have faced setbacks due to mixed or disappointing efficacy results. For instance, Roche’s tiragolumab and Merck’s vibostolimab have encountered challenges in late-stage trials. These results and any future results from other companies in the space could impact the potential success and market acceptance of TIGIT inhibitors, including as it relates to our COM902 program and rilvegostomig.

If we advance our programs throughout the different clinical development phases (where with respect to GS-0321 (previously COM503), we are only responsible for Phase 1 development), we will need to expand our personnel and operational capabilities to support these activities. We expect to need to raise additional capital in such event. In part because of our limited infrastructure, limited experience in conducting clinical trials and limited experience in interacting with regulatory authorities, we cannot be certain that our planned clinical trials will be initiated on time, that our clinical trials will be completed on time, if at all, that our planned development programs and development path forward will be designed well or would be acceptable to the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities, or that, even if approval is obtained, such investigational products can be successfully commercialized.

The success of COM701, COM902 and GS-0321 (previously COM503) (for which we are only responsible for the Phase 1 development) and rilvegostomig which is developed by AstraZeneca is dependent upon several factors, including the following:

•	the successful clinical trial design (and implementation thereof) and results;

•	our ability to fund clinical trials designed to obtain regulatory approval and to become commercially successful;

•	our ability to design trials required to allow for a path for registration or obtain regulatory approval;

•	the success of trials designed to allow for a path for registration/approval by regulatory authorities;

•	our selected regulatory strategy;

•	our timely initiation, enrollment and completion of clinical trials;

•	the enrolled patient population’s demographics, prior therapy/ies and other patients characteristics, even if they meet the inclusion/exclusion enrollment criteria;

•	the availability of the patient population selected for enrollment;

•	the safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory to the FDA or comparable foreign regulatory authorities;

•	the safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that fits the competitive treatment landscape/ unmet patients’ need;

•	selection of drug dosing;

•	selection of indications;

•	selection of patient populations;

•	selection of comparator trial arm(s);

•	selection of drug(s) for combinations;

•	access to drugs required for combination studies or approval;

•	successful identification of biomarkers, including for patient selection;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment, management and monitoring of CRO arrangements and processes with third-party service providers for conducting the clinical trial;

•	ability to convince clinical investigators in the potential of our clinical drug candidates and their interest in enrolling patients to our studies;

•	establishment and monitoring of manufacturing arrangements and processes with third-party service providers and clinical manufacturing organizations for manufacturing drug substance and drug product;

•	establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling;

•	stability of our drug substance and drug products;

•	supply of our drugs in sufficient quantities and quality for our clinical trials;

•	establishment of arrangements with third-party manufacturers and processes monitoring to obtain commercial quality drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval and the size of the potential patient population;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	the success of other anti-PVRIG, anti-TIGIT and anti-IL-18 binding protein pathway molecules.

Many of these factors are beyond our or our partners’ control, including clinical development by us, our partners and our competitors, the regulatory submission and review process, potential threats to intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701, COM902 and GS-0321 (previously COM503), on our own or with any collaborator, or AstraZeneca is unable to do so with respect to rilvegostomig, or experience delays as a result of any of these factors or otherwise, without developing new programs that can potentially generate value, our business could be substantially harmed.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

We are currently enrolling patients for our Phase 1 clinical trial to assess the safety and tolerability of GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in participants with advanced solid tumors. We plan to start enrolling patients to our adaptive platform trial in relapsed platinum sensitive ovarian cancer, evaluating COM701 in sub-trial 1 as a monotherapy, in the second quarter of 2025 and we expect to share interim analysis data from this sub-trial in the second half of 2026. Our anticipated time to data in these trials is subject to our ability to enroll a sufficient number of patients that meet our inclusions and exclusion criteria, our ability to monitor these patients as required and that such number of eligible patients is sufficient for observing clinical activity, if at all. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all or that our data will support the further development of our potential product candidates.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to clinical trial sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion or even before any/sufficient imaging assessment, the willingness of patients to participate in our study or attend clinic visits for various reasons, including epidemic and pandemic concerns, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as a changing treatment landscape, including any new drugs that may be approved for the indications we are investigating. For example, several pharmaceutical companies are conducting clinical trials in the same patient population as in our clinical studies and their molecules might have better clinical efficacy. Examples of such studies are Abbvie’s Phase 3 clinical trial with mirvetuximab + bevacizumab (GLORIOSA) and OSE Immunotherapeutics’s Phase 2 clinical trial with OSE2101 in combination with Keytruda (TEDOVA) in the maintenance setting in platinum sensitive ovarian cancer patients. Also, after the successful results of Antibody-Drug Conjugates (ADCs), in the platinum resistant ovarian patient population, some of the companies with these agents might also start clinical studies in the maintenance setting in platinum sensitive ovarian patients.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902, GS-0321 (previously COM503) and our future potential drug products may target. Additionally, other pharmaceutical companies are already clinically investigating their own therapeutic candidates against PVRIG, the target of COM701, or against TIGIT, the target of COM902, and the IL-18 pathway, which GS-0321 (previously COM503) is targeting, which may hamper the enrollment of patients in our trials for COM701, COM902, or GS-0321 (previously COM503) and may present a higher bar for success. For example, in the case of COM701, there are currently several PVRIG antibodies in clinical studies, such as GSK’s GSK4381562 (previously SRF813) anti-PVRIG in Phase 2, and several in Phase 1 clinical trials, such as Biotheus’s (now BioNTech) PM-1009, a PVRIG/TIGIT bi-specific, Simcere’s SIM0348 a TIGIT/PVRIG bispecific antibody, and Hefei TG ImmunoPharma’s NM1F anti PVRIG.

In the case of COM902, the landscape includes a significant number of anti-TIGIT antibodies at various stages of development, with the leading ones currently in Phase 3 clinical trials, such as tiragolumab by Roche (despite some disappointing results), rilvegostomig by AstraZeneca, ociperlimab by Beigene, domvanalimab by Arcus and belrestotug by GSK/ITeos, as well as others at earlier stages in development. In the IL-18 pathway field, the programs that are more advanced than GS-0321 (previously COM503) and are in clinical stage are Simcha Therapeutics’ ST-067 (DR18), a mutated IL18, BrightPeak’s BPT-567, an IL18/PD-1, and additional four IL-18 related CAR-T therapies TmCD19-IL18 by Kite/University of Pennsylvania, EU-307, a GPC3 + IL-18 CART by Eutilex, 19-28z/IL-18 CAR T cells and CD371-YSNVZ-IL18 by Memorial Sloan Kettering Cancer Center.

As a result, we must compete with these competitors for clinical sites, clinicians’ interest and the limited number of patients who fulfill the stringent requirements for participation in clinical trials in general as well as on the clinical value of our data. Also, patient enrollment may be limited due to changes in the regulatory landscape in the indications of interest to us. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients or lack of successful drug performance. The delay or inability to meet planned patient enrollment or successful results may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products and continue our operations.

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

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across population of patients, choosing the incorrect patient population or indication, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the preliminary safety and anti-tumor activity results reported to date from our ongoing Phase 1 clinical trials for COM701 and COM902, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the further advancement of clinical development or regulatory approval to market COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. The same applies to GS-0321 (previously COM503) which recently entered the clinic. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, patient population, duration, design, measurements, conduct or analysis of our clinical trials, patient monitoring, the dosing we choose and other factors.

Any inability to successfully complete clinical development could result in additional costs to us, or any collaborators, and impair our ability to generate revenues from product sales, development, regulatory and commercialization milestones and royalties. Moreover, if we, or any collaborators, are required to conduct additional clinical trials or repeat clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we, or they, are unable to successfully complete clinical trials of our product candidates or other testing, or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any collaborators, may, among others:

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

Our failure or failure of any of our collaborators, to successfully initiate and complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates or those of our collaborators, and to successfully market these products, if approved, would significantly harm our business, could further result in significant harm to our financial position and results of operations and could result in the need to limit or even discontinue our business operations.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect.

Obtaining marketing approval from regulatory authorities for the sale of any therapeutic product requires substantial preclinical development and then extensive human clinical trials to demonstrate the safety and efficacy of such product candidates. It is impossible to predict when or if any of our programs or those of our collaborators based on our target discoveries will yield products that will be approved for human testing, or, if such testing is proven sufficiently safe and effective for further development or to receive regulatory approval for marketing. Preclinical and clinical testing are expensive, time consuming, and subject to uncertainty and will require significant additional financial and management resources. As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot guarantee that any of our therapeutic drug candidates from our pipeline will be advanced into clinical trials or that our clinical trials will be conducted as planned or completed on schedule, if at all. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to continue to achieve such successes at later stages of the clinical studies or to obtain marketing approval for such products.

There can be no assurance that our clinical trials will begin at any predicted date or will be completed on schedule, if at all. We are also conducting or planning to conduct clinical trials in additional jurisdictions outside the United States. The FDA or other regulatory authorities could require us to conduct additional preclinical studies or added clinical evaluation under any IND, clinical trial agreement or similar regulatory filing, which may lead to delays and increase the costs of our preclinical and clinical development programs. There may be unforeseen cultural, legal, and operational issues that could arise in clinical trials outside of the United States impacting the timely and successful completion of our clinical trials in such new territories. These factors could lead to increased costs or delays, or even the inability to complete our clinical trials as planned, which could adversely affect our development timelines and could cause us material harm. Moreover, even if these clinical trials begin on time, issues may arise that could result in the suspension of or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement and completion of clinical development include:

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

•	significantly increased spendings required by our CROs as compared to our forecasts/projected spendings;

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

•
failure of clinical trials of any product candidates to show safety or efficacy, which may result in additional preclinical studies or clinical trials or abandonment of product candidates development programs;

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

•
clinical trials of our product candidates producing negative or inconclusive results, or early results that will not be repeated in larger or future cohorts or randomized studies, which may result in our decision, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

•	choosing the wrong dosing regimen and/or wrong drug combination and/or wrong patient population;

•	delays or failure to secure supply agreements with suitable reagent suppliers, or any failures by suppliers to meet our quantity or quality requirements for necessary reagents; and

•
delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any delays in our preclinical or clinical development programs may harm our business, financial condition and prospects significantly.

From time to time, we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available, the data and the interpretation of the data may change.

From time to time, we publish preliminary or interim investigator assessed data from our ongoing clinical trials. Preliminary data remain subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Preliminary data are also subject to the risk that one or more of the clinical outcomes may materially change as time goes by and cutoff date changes, patient enrollment continues and with further patient monitoring where more patient data become available. As a result, preliminary data should be viewed with caution until clinical trial completion where the final data are available. Also, data may also change upon further assessment in additional studies. Material adverse changes in the data along the clinical development process could significantly harm our business prospects, financial condition and results of operations.

Serious adverse events or undesirable side effects or lack of efficacy, may emerge in clinical trials conducted by other companies running clinical trials investigating the same drug target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 clinical trial for COM902, which targets TIGIT, in March 2020. There are additional companies that have a program targeting TIGIT in advanced clinical trials, such as Roche, Gilead/Arcus, AstraZeneca, and BeiGene. We have no control over their clinical trials or development programs, and lack of or insufficient efficacy such as recently reported for Roche’s TIGIT targeting antibody tiragolumab in small cell lung cancer, or SCLC and non-small cell lung cancer, or NSCLC or Merck’s, adverse events or undesirable side effects experienced by participants in their clinical trials could affect our development plans and trials execution and regulatory path of COM902 or the enthusiasm of clinicians recruiting patients for our clinical trials for COM902 or any other service provider or harm its potential to be partnered for further development and commercialization and generate revenues for the Company.

Furthermore, any negative results that may be reported in clinical trials of other programs targeting TIGIT may make it difficult or impossible to recruit and retain participants in our clinical trials of COM902. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of COM902. Failures in planned participant enrollment or retention may result in increased costs or program delays and could render further development impossible.

The same risk applies to COM701 and GS-0321 (previously COM503), both of which are in the clinic. For a list of companies that have programs targeting PVRIG and IL-18/IL-18BP see “Item 3. Key Information - D. Risk Factors – Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation - We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.”

We are subject to certain manufacturing risks, any of which could either result in additional costs or delays in completing, or ultimately make us unable to complete, the development and commercialization of our product candidates.

The process of manufacturing biologics, in addition to the shipment and storage thereof, is susceptible to product loss or unavailability due to contamination, degradation, instability, equipment failure, lack of critical reagents or disposables, improper installation or operation of equipment, vendor or operator error leading to process deviations or any other factor. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions up to supply termination. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the products may need to be manufactured again and/or such manufacturing facilities may need to be closed for an extended time to investigate and remediate the contamination. In addition, the product manufactured may be determined at a later stage to be insufficiently stable or qualified as a therapeutic agent, even following treatment.

We have not contracted with alternate suppliers to support us in the event we experience any problems with our current manufacturers and we believe that even if we purchase an insurance to cover financial loss, such insurance may not suffice and even if such insurance would cover the financial loss, the result of such events may have an adverse effect which is beyond our financial loss. If we are unable to arrange for alternative third-party manufacturing sources or are unable to reserve another manufacturing slot with our current manufacturers or are unable to do so on commercially reasonable terms or in a timely manner, or are unable to provide backup drug, we may incur additional costs or be delayed in the development or delivery of our current and future product candidates, and even fail to supply drug to patients on trial treatment on time or at all, or meet other obligations, each event of which can cause us material harm.

It may be difficult to manufacture therapeutic products addressing our drug target candidates.

Our clinical stage pipeline is focused mainly on therapeutic antibodies, generated against our discovered targets. These types of therapeutics can be difficult to manufacture in the quantity and quality needed for preclinical, clinical and commercial use. The production of therapeutic antibodies must be conducted pursuant to a well-controlled and reproducible process and the resulting product testing must conform to defined quality standards. Should it prove to be difficult to manufacture or repeat manufacturing, of any therapeutics addressing our drug candidates in sufficient quantities or commercial scale, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

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

Companion or complementary diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities and may require separate regulatory authorization prior to commercialization. We may require for our clinical trials or for certain portions of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for treatment. We rely on access to patient clinical and demographics data, tumor, blood samples for analysis of protein, DNA, and RNA biomarkers. We may rely on third parties for the tumor and blood samples’ handling, processing, and analysis, discovery, development, and validation of these potential biomarker candidates, biomarkers and/or companion diagnostics, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover, validate and/or develop the required companion diagnostics and/or biomarkers for our clinical programs, or develop with altered specifications, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patient selection and our clinical outcome, as well as obtaining marketing authorization for these product candidates.

From time to time, we may also publish preliminary biomarker data from our ongoing clinical trials. As more patient data become available, the data and the interpretation of the data may change.

Preliminary biomarker data are subject to the risk that it may materially change as patient enrollment continues, as assay or reagents conditions change, as selected signal cutoff changes and it remains subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution. Material adverse changes in the biomarker data along the clinical development process could modify or harm our patient selection strategies, the success of our studies and could cause other damages and could eventually significantly harm our business prospects, financial condition and results of operations.

Risks Related to our Discovery and Development Activities

There are risks that are inherent in the development and commercialization of novel therapeutic products.

We and our collaborators face a number of risks of failure that are inherent in the lengthy and costly process of developing and commercializing novel therapeutic products. These risks, which typically result in very high failure rates even for successful biopharmaceutical companies, include, among others, the possibility that:

•	we will not be able to discover additional drug targets;

•	our novel target candidates will prove to be inappropriate for treatment of cancer;

•	our novel target candidates will prove to be inappropriate for therapeutic product candidates;

•	our novel target candidates will prove to be inappropriate for immunotherapy;

•	we will not succeed in selecting the appropriate tumor type, indication or patient population for the therapeutic product candidate;

•	we will not succeed in developing or choosing the appropriate monoclonal antibody, or mAb, for these targets, or the appropriate mAb isotype, or the appropriate therapeutic lead;

•	we will not succeed in identifying, validating or developing a biomarker or companion diagnostic for our therapeutic product candidates;

•	we will not succeed in choosing or developing the appropriate drug modality for these targets or we will not have the expertise to do so;

•	our therapeutic product candidates will fail to progress to preclinical studies or clinical trials;

•	our therapeutic product candidates will be found to be therapeutically ineffective;

•	we will not choose or have access to the right drug combination for our therapeutic product candidates;

•	we will not select or find the appropriate dosing regimen;

•	our therapeutic product candidates will be found to be toxic or to have other unacceptable side effects or negative consequences;

•	our therapeutic product candidates will be inferior, or not show added value, compared to competing products or the standard of care;

•	our products covered by our collaborations may face internal competition from our partners’ internal pipeline;

•	we or our collaborators will fail to receive required regulatory approvals;

•	the discovery of drug targets and the discovery, development or commercialization of our therapeutic product candidates will infringe third-party intellectual property rights;

•	the development, marketing or sale of our therapeutic product candidates will fail because of our inability or failure to protect or maintain our own intellectual property rights;

•
once a product is commercially available, there will be little or no demand for it for a number of possible reasons, including lack of acceptance by the medical community or by patients, a very small patient population size, lack of or insufficient coverage and payment by third-party payors, inefficient or insufficient marketing and sales activities or as a result of there being more attractive, less risky or less expensive, products available for the same use; and

•	the product will be withdrawn from the market, or sales limited due to side effects observed in clinical practice.

If one or more of these risks or any similar risks should materialize, our business, financial condition and results of operations may be materially harmed.

Our computational target discovery activities are primarily focused on the discovery of novel drug target candidates and our therapeutic pipeline is based on our discovered targets.

While we believe that our drug target programs represent a compelling and unique opportunity to generate potentially first-in-class therapeutics in the field of cancer immunotherapy, they require significant investment in the research and validation of the drug target candidate and in the discovery and development of the respective therapeutic product candidate and bear high risk. Our UnigenTM platform is a source for the development of potential first-in-class therapeutics in the field of cancer immunotherapy, but the inherent lack of sufficient published scientific and clinical data to support the potential of these novel drug targets candidates to serve as therapeutic opportunities, increases the risk of failure. Although we have built AI/ML powered predictive computational discovery platform, recently branded as Unigen™, that we believe is required to scientifically validate our novel drug targets and to later translate them into therapeutic antibody development programs, we cannot be assured that our investment in such novel discoveries will result in validated drug targets that will enable the development of effective cancer immunotherapies, nor that we will realize success in product development or our ability to partner and commercialize such opportunities and generate revenues.

Our approach to the discovery of therapeutic products is based on our AI/ML powered predictive computational discovery platform, recently branded as Unigen™ that is not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

Our method of identifying novel drug targets is based on our AI/ML powered predictive computational discovery platform, recently branded as Unigen™. It involves first identifying unmet needs in the field of cancer immunotherapy, where we believe its capabilities would be relevant or could be developed to be relevant. We focus on the discovery of drug targets that could serve as the basis for the development of possible treatments for patients non-responsive, refractory or relapsing to existing cancer immunotherapies. In this field, we apply our predictive computational target discovery capabilities, or develop new capabilities, to identify novel drug targets for addressing such unmet patient need.

While we believe that using Unigen™ to identify novel drug targets may potentially enable the development of potentially first-in-class therapeutics in the field of cancer immunotherapy, Unigen™ is not yet fully proven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Moreover, AI/ML powered models may provide biased decisions, errors, or security weaknesses and could negatively affect Unigen™ (and perspective by potential collaborators). Although our approach has resulted in the discovery of several novel drug targets and their related potential first-in-class or best-in-class therapeutic product candidates in the field of cancer immunotherapy, they are in early stages of research and development or in clinical stage. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for uses in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our discovery and therapeutic development activities is on therapeutics antibodies in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development activities in other therapeutic areas, and presently we only pursue activities in our area of focus. If our current candidates fail, or if the interest for naked mAb therapeutics in this field continue to decrease, or if the pharma interest in immuno-oncology shifts, or if the pharma interest in drug modalities that we are not developing increases, or if we fail to continue to discover and develop therapeutic product candidates of clinical value and medical interest in this field, or if we fail to discover therapeutic product candidates to feed our clinical stage pipeline in a timely manner and generate a sustainable clinical stage pipeline, or if we are unable to discover drug targets, our business will likely be materially harmed.

There can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline, will provide clinical advantages or interest, that no long-term adverse effects will be seen, or that other classes of targets or other products or modalities will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of a substantial portion of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed four partnership agreements involving our therapeutic product candidates, two of which, one with AstraZeneca and one with Gilead, are in effect. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with our decision to focus on immuno-oncology that include, among others:

•	industry interest in this area or in specific classes/families of drug targets within this area of focus would decrease over time;

•	the continued fatigue impacting the checkpoint inhibitors field;

•	other modalities, such as ADC, will continue to show beneficial clinical results in indications in which checkpoint inhibitors have failed;

•	not being able to discover novel drug targets in this field;

•	our full scope of target discovery capabilities may not be adequate;

•	having chosen a therapeutic area with a very high degree of competition;

•	having chosen a therapeutic area of great biological complexity and with very high failure rates in product development;

•	not choosing the appropriate drug modality; and

•
not having sufficient knowledge, expertise, personnel or capabilities in our chosen therapeutic area to identify the right unmet medical needs, or drug targets or drug candidates, or to timely, properly and efficiently validate the targets and/or select the appropriate therapeutic antibody for further development as therapeutic product candidates, or to timely, properly or efficiently further them in development.

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

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract manufacturing research organizations, contract laboratories, outsourced preclinical and clinical service providers and other third parties, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely heavily and will continue to rely heavily on these parties for execution of clinical trials for COM701 and COM902, GS-0321 (previously COM503) and any other future product candidates we may take to the clinic, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of the clinical trials we pursue is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties, including our CROs, will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We believe that our financial results and the commercial prospects for COM701, COM902, GS-0321 (previously COM503) and any other future therapeutic product candidates we may take to the clinic, would be harmed, our costs could materially increase and our ability to conduct our clinical trials and generate revenue could be significantly adversely impacted, if our clinical investigators, CROs or other third parties providing us services fail to successfully carry out their contractual duties or obligations diligently and in a professional manner or fail to meet their expected deadlines.

We depend significantly on third parties (including partners) to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, mainly collaborators, in the future, our business will likely be materially harmed.

Our primary strategy for the development and commercialization of products based on our drug targets and therapeutic product candidates depends on third parties to carry out and/or finance, the research, development and commercialization of such products, principally by pharmaceutical and biotechnology companies and other healthcare related organizations and CROs, either on their own or in collaboration with us. To date, we have entered into four partnership agreements with respect to our drug target candidates, two of which, one with AstraZeneca and one with Gilead, are in effect. We cannot be sure that the partnership agreements with AstraZeneca or Gilead will result in the successful development or commercialization of any product. Further, we cannot provide assurance that we will succeed in identifying additional suitable parties or entering into any other additional agreements on satisfactory terms or at all for the discovery, research, development and/or commercialization of our drug target or therapeutic product candidates. If we are unable to identify such additional suitable parties or enter into new agreements on satisfactory terms, or at all, our business will likely be materially harmed.

We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of preclinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts and/or commercial scale of drug substance and drug products required for any clinical trials that we initiate and other related services. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701, COM902 and GS-0321 (previously COM503).

If we are unable to obtain or maintain adequate manufacturing sources for these product candidates, or to do so on commercially reasonable terms and adequate timeline, quality and quantity, we may not be able to successfully develop and commercialize our products.

We are also dependent upon these third parties with respect to critical reagents supply, supplies required for our manufacturing and quality control, packaging, labelling, storage and others. The failure of a third-party manufacturer or supplier to perform its obligations as expected could adversely affect our business.

If a third-party manufacturer or supplier with whom we contract fails to perform its obligations, we may be forced to manufacture or otherwise obtain the materials ourselves, for which we do not currently and may not in the future have the capabilities or resources, or identify and qualify a different third-party manufacturer, which we may not be able to do timely or on reasonable terms, if at all. In some cases, the technical skills or processes required to manufacture our product may be unique to the original manufacturer, or specific to a certain manufacturing site of the same manufacturer, and we may have difficulty transferring such skills or processes to a back-up or alternate manufacturer or supplier, or we may be unable to transfer such skills or processes at all. In addition, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also be required to demonstrate that the newly manufactured material is similar to the previously manufactured material, or we may need to repeat clinical trials with the newly manufactured material. The delays associated with the verification of a new manufacturer, or the inability to repeat the manufacturing process, could negatively affect our ability to develop product candidates or commercialize approved products in a timely manner or within budget. Furthermore, a manufacturer may possess technology related to the manufacture of our product candidate that such manufacturer owns independently, which would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our products.

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

•	collaborators generally have significant discretion in terminating the collaborations or exercise different rights for scientific, clinical, financial, business or other reasons;

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

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca. Under the terms of the license agreement, we provided an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. In connection with such license agreement, AstraZeneca developed rilvegostomig, a PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902. Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last royalty term in the territory as further specified in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

Rilvegostomig is currently being evaluated in multiple Phase 3 clinical trials and multiple Phase 2 and Phase 1 clinical trials. If significant adverse unforeseen safety events occur in these trials or lack of efficacy or the collaboration is terminated, particularly prior to our signing additional collaboration agreements at that scale, our business and financial condition may be materially harmed.

Our existing partnership agreement with Gilead is subject to many risks.

In December 2023, we entered into the License Agreement with Gilead. Under the terms of the License Agreement, we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including GS-0321 (previously COM503), and additional products that may be so developed by Gilead, together with GS-0321 (previously COM503), or the Licensed Products.

Pursuant to the License Agreement, we are responsible for conducting a Phase 1 clinical trial for GS-0321 (previously COM503), including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 (previously COM503) drug supply), with Gilead having the obligation to provide at no cost zimberelimab antibody for such trial. Nevertheless, in certain circumstances, Gilead may require us to transfer to them the role of conducting the Phase 1 clinical trial, before the Phase 1 clinical trial is initiated or completed. In such case, our business and financial condition may be harmed.

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

Moreover, we do not always independently verify the results obtained by such third parties and in some cases, primarily with respect to clinical data, we have to rely upon the data provided by the third parties. If we fail to identify and obtain accurate and quality data, services and/or technologies from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities, clinical trials or other activities or our final products, may be significantly harmed, delayed or terminated.

We may need to obtain third-party drugs for combination with our clinical programs that may not be available to us or are available only on commercially unreasonable terms or may not serve us as well as other drugs.

We may need to obtain certain drugs from third parties or to acquire marketed drugs to further develop our drug candidates to work in combinations with other drugs for selected indications. If we fail to obtain these drugs or license thereof, our drug candidates may not be sufficiently efficient, and we may not be able to pursue them through development. We will also need to obtain certain drugs from third parties to register and commercialize our drug candidates. If we fail to enter into collaboration with the marketing authorization holder, we may not be able to pursue our combination drugs through registration and commercialization. Furthermore, if we pursue clinical trials with third parties to further develop our drug candidates to work in combinations with such other drugs for selected indications and those third parties’ drugs have not received regulatory approval for an indication of interest to us, such clinical trials may not provide us a path for registration and therefore may not serve us best as other drug(s) in the relevant indication.

Risks Related to Competition and Commercialization

Our business model is challenging to implement and to date has not yielded significant revenues.

Our discovery and development capabilities are designed to identify and develop novel products in the field of immuno-oncology and enter into collaborations with potential partners with respect to such novel products in different stages of development. Our objective under our current and any potential future collaboration agreements is that under these collaborations, we will have the right to receive various forms of revenues from such products or product candidates. To date, we have entered into four collaboration agreements with respect to our pipeline programs, only two of which are currently in effect. There can be no assurance that our current or any future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to us, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries and product candidates, our business may be materially harmed.

Currently we have an ongoing collaboration with AstraZeneca, pursuant to which rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, entered into the first Phase 3 clinical trial in the fourth quarter of 2023 and is currently in multiple Phase 3 clinical trials and multiple Phase 2 and Phase 1 clinical trials, and a collaboration with Gilead, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our GS-0321 (previously COM503) product candidate, which is currently in a Phase 1 clinical trial, and additional products that may be so developed by Gilead. In addition, we have two clinical programs fully owned by us, COM701 and COM902, that are available for partnering arrangements.

There can be no assurance that we will be able to establish collaborations for COM701 or COM902 or any collaboration for our early-stage programs or maintain our existing collaborations. Failure to enter into collaborations may materially harm our business. The research and validation data generated to date for our early-stage pipeline and the clinical data generated to date for COM701 and COM902 may not be sufficient to attract interest from prospective collaborators and we may fail to generate data suitable to draw interest with potential partners. Furthermore, our drug target candidates or therapeutic product candidates may not fit their corporate or clinical strategy or will present an insufficient market competitive edge, or not at all. These companies may require more data, including their independent testing of our early-stage therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaborative arrangements of our therapeutic product candidates, and as a result may harm our business.

We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

The biotechnology and biopharmaceutical industries are highly competitive, characterized by rapid and significant technological advancements. Our success is highly dependent upon our ability to identify, research and develop therapeutic products based on our discovered novel drug targets. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies, specialty pharmaceutical and biopharmaceutical companies, biotech companies, academic institutions, government agencies and other private and public companies and research institutions.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These competitors and others may develop competing products targeting the same mechanisms, the same drug targets and pathways as our products, or the same therapeutic indications and they can leverage their resources or use different approaches than we do to receive marketing approval before our products. For example, see “Item 3. Key Information - D. Risk Factors – Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation - We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.”

While in the cancer immunotherapies space there have been positive clinical results reported by others resulting in some products obtaining approval from the FDA, there have been several failures recently, such as TIGIT failures in Keyvibe-008 and in SKYSCRAPER-01 and pembrolizumab failure in KEYNOTE-867. This contrasts with some the positive clinical results reported for other drug modalities, specifically ADCs.

These third parties also compete with us in recruiting and retaining qualified scientific, drug development and management personnel and advisors, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors or a change in potential acquirers’ preferences.

In addition to the competition we face in the drug target space, we also face competition in the drug modality field. Technological breakthroughs in new modalities will be a key driver of growth for the biopharma industry over the next decade. Drug discovery and development has undergone an impressive transformation over recent years driven by the emergence of new drug modalities. This expansion in innovative drug modalities has provided an impressive drug modality toolbox to enhance the drug effectiveness and also allow to enhance the potential from such targets that the efficacy of a naked antibody targeting these drug targets has been limited. Such drug modalities include, among others, bi-specifics, T cell engagers (TCE), cell therapies, antibody drug conjugates (ADC), protein degraders, molecular glues, and mRNA therapeutics. An example of a drug modality gaining a lot of interest and attention are the ADC, with thirteen (13) FDA approvals as of March 2024 and more than 100 ADC drugs at different stages of clinical trials and 76 deals on ADCs in 2023 and 52 deals in 2024. Another field which has gained a lot of pharma interest is the T cell Engagers (TCE) field, following the FDA approval for tarlatamab, a DDL3 TCE, for extensive-stage Small Cell Lung Cancer in May 2024.

Competition may further increase as a result of advances in the commercial applicability of technologies similar to our UnigenTM platform and greater availability of capital for investment in these industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of drug discovery, development, precision medicine and healthcare. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by way of establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships or acquisitions in furtherance thereof. Several companies that utilize AI/ML for target discovery in the field of immuno-oncology/cancer and have done recent deals on target discovery include Cartography, Caris Life Sciences, TrexBio and Recursion (which now also includes Exscienta), and InSilico Medicine. Our competitors may succeed in discovering targets and therefore also develop product candidates that are competitive with ours either with or without the use of advanced technologies such as AI and ML, which could have a material adverse impact on our business, operations and financial results. In addition, there are additional competitors that in addition to utilizing a computational platform for target discovery, also perform the drug discovery. Such companies include Tentarix, Merus, DrenBio, Moma, and Kronos Bio, each of which has recently entered into collaboration agreements.

In addition, recently there has been a surge in China based deals and in 2023, for the first time, the number of out-licensing deals in China exceeded in-licensing deals, indicative of a burgeoning innovative biotech scene that’s attracting cross-region interest.  This trend presents several risks for us, particularly in terms of intense competition for potential collaborations from Chinese companies. These companies may be able to conduct research and development and advance their pipeline at potentially lower costs than us and therefore may be able to reach market faster than us or become more attractive collaboration partners.

In addition, there is a trend towards mergers and acquisitions in the pharmaceutical, diagnostic and biotechnology industry, which may result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in our industry. Although the overall volume of M&A activity in the pharma and life sciences sectors remained robust in 2024 compared to historical levels, the deals tended to be smaller, leading to a reduction in the total deal value for the year. Over the past 12 months, the number of M&A transactions in these sectors decreased by 8% compared to 2023, while the total deal value declined by 2%. The highest-value deal in pharma for the year was Novo Holdings acquisition of Catalent for $16.5 billion, and the 2024’s top biotech deal was Vertex Pharmaceuticals’ $4.9 billion acquisition of Alpine Immune Sciences. Additional top M&As include Gilead Sciences’s purchase of CymaBay Therapeutics for $4.3 billion, Eli Lilly’s acquisition of Morphic Therapeutics for $3.2 billion, Merck’s acquisition of EyeBio for $3 billion, and Novartis acquisition of MorphoSys for 2.7B Euros. These deals are smaller compared to M&As in previous years such as Pfizer’s acquisition of Seattle Genetics for $43 billion, Amgen’s acquisition of Horizon Therapeutics for approximately $27.8 billion, and Merck’s acquisition of Promethus for approximately $10.8 billion. In addition, it is possible that because of adverse or volatile capital market conditions, companies may be willing to enter into mergers and acquisition transactions or other sale of asset transactions on terms more favorable to acquirer and thereby further intensify competition. This trend together with the surge in China based out-licensing deals as specified above may also result in fewer potential collaborators or licensees for our therapeutic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. In addition, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in our discovery capabilities or individual discoveries or product candidates as a result of a modified strategy, new priorities, competition and revised capabilities or portfolio of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates or to keep current collaboration in place or on-track and as a result may harm our business.

Established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel drug targets or therapeutic products or to in-license novel drug targets or therapeutic products that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, compliance regimen, tolerability, safety and more in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations.

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental scientific support particularly those discovered through a computational discovery approach.

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early validation stage or drug discovery stage is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support their clinical, business and commercial potential. In addition, although we have demonstrated success in validating our predictive computational discovery capabilities with product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early-stage collaborations based on newly discovered targets, more so if discovered by computer prediction and has no or limited published scientific support, as opposed to drug targets backed with human clinical trial data, or product candidates with significant published experimental validation and scientific support. Therefore, we cannot assure that our business model to enter into partnering arrangements for our early-stage novel targets and product candidates will be successful.

The process relating to entering into potential collaboration agreements is complex and long to implement and, if we are not able to establish collaborations on commercially reasonable terms, we may expend substantial funds and management resources with no assurance of success.

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

We rely on know-how and other proprietary computational processes, data and tools to maintain our competitive computational discovery position. We consider know-how to be our primary intellectual property with respect to our predictive computational discovery capabilities. Know-how can be difficult to protect and enforce. In particular, we anticipate that with respect to our capabilities, this know-how may over time be disseminated within the industry through independent development and the movement of skilled personnel.

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

We may not be able to prohibit our competitors from using methods to identify and develop product candidates, including such methods that are the same as or similar to our own. Since our competitors develop products that compete with COM701, COM902 or GS-0321 (previously COM503) or any future product candidates we develop, our ability to develop and commercialize these product candidates may diminish substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign collaborations, and as a result we may be required to advance our programs into clinical development and show clinical proof of concept before we may attract potential collaborators, or we will need to discontinue the programs development. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, for COM701, COM902, and GS-0321 (previously COM503), and expect to continue to face for our future therapeutic product candidates, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and therapeutic agents in the field of immuno-oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply computer science, bioinformatics, AI or ML technologies to the field of target discovery. We also expect to face increasing competition from entities that develop new therapeutic modalities addressing the same drug targets or clinical needs. Many of our competitors have one or more of the following:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in computational discovery, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing therapeutics;

•	more extensive experience in oncology and immuno-oncology and in the fields of therapeutic antibodies;

•	accessibility to enhanced technologies that may result in better products;

•	access to and experience in the development of therapeutic modalities that are competitive to mAb therapeutics;

•	more extensive experience in oncology and immuno-oncology and in the field of target discovery;

•	more extensive experience in the research and development of biological or genetic markers to determine response of or responders to therapeutic agents or for patient selection;

•	greater accessibility to data and proprietary data from patients;

•	access to internally developed, proprietary technologies for the discovery, research, development, or manufacturing of therapeutic agents;

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. Since its enactment, there have been congressional, judicial, and executive challenges and amendments to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges or additional health reform measures of the Trump administration will impact the ACA and our business.

In addition, the IRA, among other things, (i) directs the Secretary the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, or the Medicare Drug Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges HHS will select up to fifteen additional drugs covered under Part D negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, the IRA, and any other healthcare reform measures that may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

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

Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third-party payors in the United States. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

We manage our operations, including clinical trials and preclinical development activities of our therapeutic candidates with a limited workforce, which is spread globally, and by using third parties to provide us with services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business may be materially adversely affected.

We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel.

Our business is highly dependent upon the continued services of our senior management and key scientific and clinical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements with us, they can terminate these employment agreements at any time without cause. We cannot be sure that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations.

It can also be difficult for us to find employees with appropriate experience for our business, which difficulty is further heightened when seeking experienced personnel in Israel and specifically considering the ongoing war situation in Israel. We require a multidisciplinary approach and some of our researchers require an understanding of both exact and biological sciences. In addition, we require experience in drug and clinical development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result and taking into consideration the ongoing war in Israel and the effect thereof outside of Israel, we may face higher than average employee turnover or challenges in hiring due to such competition.

The competition for qualified personnel in the pharmaceutical and biotech industry is intense. The loss of service of any of our key personnel could harm our business. Due to our limited resources, we may not be able to effectively retain our existing key personnel or attract and recruit additional qualified key personnel.

Our information technology systems, or those of the third parties upon whom we rely, including our cloud and SaaS providers, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption to our business, as well as to regulatory investigations or actions; litigation; fines and penalties; reputational harm; loss of revenue and other adverse consequences.

We, and the third parties upon whom we rely, process, collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data and clinical trial data), intellectual property, trade secrets and other sensitive data (collectively, sensitive information). Our business is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. Despite the implementation of security measures, our information technology systems, cloud-based computers and those of the third parties upon whom we rely, including without limitation our CROs and other contractors and consultants, are vulnerable to damage.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, including the current situation in Israel, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations. For example, we have operations in Israel, where businesses have experienced an increase in cyberattacks in relation to the Israel/Hamas, Hezbollah and Iran conflict.

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

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive information, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has increased risks to our information technology systems and sensitive information, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

We rely on certain third parties, including service providers, vendors, and partners, and their technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other communication functions, and other functions, and to provide other services necessary to operate our business, including our CROs and to keep our financial and corporate records. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties upon which we rely experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties upon which we rely fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or the third parties’ upon whom we rely supply chains have not been or will not be compromised.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties upon whom we rely to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

If we or the third parties upon whom we rely were to suffer a security breach or other interruption, we could experience unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or the third parties upon whom we rely (including personally identifiable information, personal data, other confidential information, or other sensitive information). For example, we have been the target of unsuccessful phishing attempts in the past, and expect such attempts will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to continue our operations.

Although we have implemented security measures designed to protect against security breaches and other incidents and maintain offsite back-ups of our data, such measures may fail. We maintain periodic security patches and upgrades of third-party software that we rely on, yet the third-party software may still have undetected vulnerabilities. We may not detect and remediate all vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We may expend significant resources or modify our activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or take other actions. Such disclosures are costly, and the disclosure or the failure to comply with applicable requirements could lead to adverse consequences.

If we or the third parties upon whom we rely experience (or are perceived to have experienced) a security breach or other incident or disruption, we may experience material adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including clinical trial data and other personal data), litigation, indemnification obligations, loss of data (including clinical trial data and other sensitive information) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attendant consequences may interrupt our clinical trials, reduce demand for our product candidates, and delay or negatively impact the development and commercialization of our product candidates and ability to grow and operate our business. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We are subject to stringent and changing obligations related to data privacy and security. Failure or perceived failure to comply with current or future obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and the third parties upon whom we rely process sensitive information and are subject to numerous data privacy and security obligations, such as various federal, state, local and foreign data laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf. In addition to existing privacy regulations, the emergence of new regulatory frameworks, such as those addressing artificial intelligence, increasingly intersect with privacy and data protection requirements. These regulations may impose additional compliance obligations related to using, storing, and processing personally identifiable information.

In the United States, numerous federal, state, and local laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal data may apply to our operations or the operations of the third parties upon which we rely. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. As another example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM imposes specific requirements on our correspondence with subscribers for email communication.

Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The CCPA, as amended requires businesses to, among other obligations, provide specific disclosures in privacy notices and honor requests of California residents (including consumers, business representatives, and employees) to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Other states have also passed comprehensive privacy laws, and similar laws are being considered in other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, an increasing number of foreign data protection laws may also apply to health-related and other personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation, or EU GDPR, imposes strict introduced new data protection requirements across the EU, including potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue, temporary or definitive bans on data processing, and other corrective actions. Additionally, private litigation related to processing of personal data can be brought under the EU GDPR by classes of data subjects or consumer protection organizations authorized by law to represent their interests. In addition, the Israeli Privacy Protection Law 5741-1981, as amended, and the regulations promulgated thereunder, or the PPL, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as severe fines and penalties, stringent notice requirements, and mandatory appointments of certain privacy and information security-related roles. In August 2025, a comprehensive amendment to the PPL is expected to enter into effect. This amendment aims to strengthen the Israeli Privacy Protection Authority’s enforcement powers and grant it significant authority to impose administrative fines for non-compliance. The amendment is also expected to introduce broader oversight capabilities, alongside mechanisms for monitoring adherence to privacy guidelines, thereby heightening the compliance requirements for organizations that handle personal data in Israel.

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

We are also exposed to the risk that employees, independent contractors, consultants, and vendors may fail to comply with applicable privacy and data protection laws. Such misconduct or negligence could result in unauthorized access, misuse, or disclosure of sensitive information, leading to regulatory penalties, lawsuits, and reputational harm. Despite our efforts to implement preventive measures, we cannot guarantee full compliance at all times, which could adversely impact our business operations.

We maintain privacy policies and other statements regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements. If these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our practices and to those of any third parties upon whom we rely. In addition, these obligations may require us to change our business model. Compliance with privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose sensitive information, or in some cases, impact our ability to operate in certain jurisdictions. Failure or perceived failure by us or the third parties upon whom we rely to comply with U.S. and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or mass arbitration demands, bans on processing personal data, additional reporting requirements or oversight, orders to destroy or not use personal data, and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights or failed to comply with privacy or security obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks associated with integrating artificial intelligence tools into our operations.

We recently began integrating AI and ML technologies into our organizational operations. For example, our method of identifying potential novel drug targets is based on our AI/ML powered predictive computational discovery platform, Unigen™. As another example, our employees and personnel use generative AI to perform certain tasks in their work. The integration of AI/ML introduces inherent risks such as data privacy, intellectual property disputes, cybersecurity vulnerabilities, confidentiality concerns, and regulatory non-compliance that may arise from the deployment or misuse of AI systems.

The disclosure and use of personal data in AI/ML is subject to various privacy laws and obligations, as well as increasing regulation and scrutiny. Several jurisdictions around the globe have proposed, enacted, or are considering laws governing AI/ML, such as the EU’s AI Act. Additionally, certain privacy laws extend rights to individuals (such as the right to delete certain personal data) and regulate automated decision making involving certain personal data, which may be incompatible with certain of our AI/ML uses. These obligations may make it harder for us to operate our business, lead to regulatory fines or penalties, prevent or limit our use of AI/ML, or otherwise harm our business. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Additionally, the complexity and opacity of AI algorithms can lead to unintended consequences or outcomes. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

Our use of AI/ML models hosted or developed by third party providers also presents certain information security risks. For example, any sensitive information that we input into such AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train third party AI/ML. Where an AI/ML model ingests sensitive information and makes connections using such data, those technologies may reveal other sensitive information generated by the model. AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called “hallucination”).

Adopting and maintaining AI and ML technologies may increase operational costs due to computing demands and specialized expertise requirements, and even if we are successful in maintaining such technologies, our competitors or other third parties may incorporate AI and ML into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. If our technologies (including those of our vendors and subcontractors) fail to perform as intended, our business, financial condition, and results of operations could be adversely affected.

Changes in legal or regulatory frameworks surrounding AI usage may further pose compliance risks or limit the development and application of these technologies. For example, many U.S. federal and state and foreign government bodies and agencies have introduced and/or are currently considering additional laws and regulations governing the use of AI technologies. Any such changes could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.

If a successful liability claim or other claim for damages or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our therapeutic product candidates in clinical trials might expose us to liability. We have obtained clinical trial insurance coverage in amounts that we believe are reasonable and customary in our industry based on the size and design of our clinical trials. However, there can be no assurance that such insurance coverage will fully protect us against some or all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. For example, we will need to increase our insurance coverage if we conduct clinical trials in additional countries or of additional product candidates or if we commence commercialization of any product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against us and retention amounts. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and be subject to adverse publicity, all of which could harm our business.

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

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and other jurisdictions which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings may also result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect all our intellectual property or prevent others from designing their products in a way to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop and could threaten our ability to commercialize product candidates and expose us to unexpected competition that could have a material adverse impact on our business. For example, in October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies and following different proceedings, on July 11, 2023 in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the broad claims in the patent as granted to us. The opposition division’s written decision was received on January 18, 2024, and thereafter, on March 18, 2024, the opponents filed an appeal. Statement of grounds of appeal was filed on May 17, 2024 and we filed a response to the appeal on September 26, 2024. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2. Following different proceedings, on January 14, 2025, in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the patent in its amended form, with the amended patent recites method of screening for anti-PVRIG antibodies that are inhibitors of the binding association of PVRIG polypeptide with PVRL2. The opponents can still appeal this decision. In May 2023, two other European oppositions were filed by GSK and another party, with respect to anti-PVRIG antibodies competing with COM701 and we already provided our response. The summons to attend oral proceedings in these oppositions and preliminary opinion by the opposition division were received on October 21, 2024. A written response to the preliminary opinion is due from us by October 2, 2025 and the oral proceedings are scheduled to take place between December 3 to December 5, 2025. There can be no guarantee that we are successful with this or any other opposition proceeding.

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

If we fail in obtaining patent protection for our inventions (should it be discoveries, drug targets candidates and product candidates) to the fullest extent for which we seek protection, or if we fail to select the best inventions to seek such protection, our business and financial results could be materially harmed.

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

The existence of third-party intellectual property rights may prevent us from developing our discoveries and/or discoveries we licensed to partners or require us to expend financial and other resources to be able to continue to do so.

In selecting a drug target or a therapeutic product candidate for development, we consider, among other considerations, the existence of third-party intellectual property rights that may hinder our right to develop and commercialize that product candidate. To our knowledge, third parties, including our competitors, have been filing patent applications covering an increasing portion of the human proteome or antibodies directed thereto. As a result of the existence of third-party intellectual property rights, we may be further required to:

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

We may be required to license technology or other rights from third parties to further develop or commercialize our investigational products. Should we be required to obtain licenses for any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

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

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement or opposition proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. In this respect, as stated above, we are currently facing two outstanding European oppositions filed by GSK and another party, with respect to our European patent relating to anti-PVRIG antibodies competing with COM701; another opposition filed by GSK, in respect to our European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2, in which the opposition division of the European Patent Office ruled in our favor and the claims of the patent were maintained in an amended form as specified above and one opposition filed by GSK and another party, with respect to our European patent relating to anti-PVRIG antibodies, in which we prevailed but is under appeal. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease using such trademarks.

In any infringement, misappropriation or other intellectual property litigation, any award of monetary damages we receive may not be commercially valuable. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. The results of hearings, motions or other interim proceedings or developments are public. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on our share price. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

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

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could distract the attention of our management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could deprive our rights in such technologies or features that are essential to our investigational products, if such technologies or features are found to incorporate or be derived from the proprietary information of third parties and prohibit us from using them. Moreover, any such litigation may adversely affect our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property. To the extent that we fail to obtain such assignments, or such assignments do not contain a self-executing assignment of intellectual property rights, or such assignments are breached, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third-party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

We may become subject to claims challenging the inventorship or ownership of our patents.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents as co-inventors. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve claims challenging inventorship and/or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours and may cause a significant reduction to our potential future revenues.

We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce.

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

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of citizens and soldiers.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, and there have been additional active hostilities, including with the Hezbollah (a Shia Islamist political party and militant group based in Lebanon), [culminating in a 60-day cease fire agreed to between Israel and the Hezbollah on November 27, 2024, the result of which is uncertain] and the Houthi movement which controls parts of Yemen. The Houthi movement in Yemen has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. This has led shipping companies to reroute or halt shipments to Israel. The Red Sea is crucial for Israel’s trade, and disruptions could cause delays in supplier deliveries, longer lead times, and increased costs for freight, insurance, materials, and labor, and have a general adverse effect on the Israeli market. In addition, Israel has experienced hostilities with Iran, which is perceived by Israel as sponsor of Hamas (a militia group and political party controlling the Gaza Strip), Hezbollah and the Houthi movement and attacked Israel and has threatened to do so in the future, as well as with Iranian-backed militias in Syria. All these hostilities may escalate in the future into a greater regional conflict. Israel responded to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel in Lebanon and Syria and with airstrikes in Iran and Yemen. In addition, most recently Israel has been involved in an armed operation with armed groups in the West Bank, which also included mobilization of armed forces.

Our headquarters and research and development facilities are located in Holon, which is about 50 kilometers from the Gaza Strip and about 150 kilometers from the western border with Lebanon. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far, the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the “Swords of Iron” war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (currently 41, pursuant to a temporary provision enacted in light of the “Swords of Iron” war, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

In addition, recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, on February 9, 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1) and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Furthermore, our insurance does not cover any loss arising from events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained or that it will sufficiently cover our damages.

Our results of operations may be adversely affected by the exchange rate fluctuations between the dollar and the New Israeli Shekel.

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the dollar and the NIS, which may have a material adverse effect on our financial condition. For example, if the dollar significantly devaluates against the NIS, then the dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. In 2024, 2023 and 2022 the dollar appreciated against the NIS by 0.6%, 3.1% and 13.2%. As a result of these fluctuations, our NIS denominated expenses were affected.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation in Israel, was 3.2% and 3.0% in 2024 and 2023, respectively, has affected us by increasing the costs of materials and labor needed to operate our business and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We may not be entitled to certain Israeli tax benefits.

In the future, we may be entitled to benefit from certain Israeli government programs and enjoy certain tax benefits resulting from the ‘Preferred Enterprise’ status, or Preferred Enterprise, we are entitled to under the Israel Law for Encouragement of Capital Investments, 1959, or the Investment Law. The availability of these tax benefits, however, is subject to us meeting certain conditions under the Investment Law. The tax benefits that we anticipate receiving under the Preferred Enterprise program may not be continued in the future at their current levels or at all. To date, we have not actually received any such tax benefits because we have not yet generated any taxable income.

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

Our amended and restated Articles of Association provide that unless we consent to an alternative forum, the federal district courts of the United States of America shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders.

Our amended and restated Articles of Association, or Articles, provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action, or a claim or claims arising under the Securities Act, including all causes of action or claims asserted against any defendant to such complaint and that such provision may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our Articles described above. This provision does not apply to causes of action arising under the Exchange Act.

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

Our Articles provide that unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder, or the Companies Law, or the Securities Law, 5728-1968, as amended and the regulations promulgated thereunder, or the Israeli Securities Law. Such exclusive forum provision in our Articles will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our Articles described above. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

We received grants from the IIA that may require us to pay royalties and restrict the transfer of know-how that we develop.

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of certain activities within the framework of our research and development expenditures. Accordingly, we are obligated to repay the grants by way of royalty payments from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants, or Financed Know-How or as otherwise designated by the applicable IIA programs, approvals and the R&D Law. Such royalties are payable until 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) is repaid with applicable interest (as long as we do not grant licenses thereunder nor transfer production or development outside of the State of Israel). Even following full repayment of any IIA grants (together with the applicable interest), and unless agreed otherwise by the applicable authority of the IIA, we must continue to comply with the requirements of the R&D Law with respect to the Financed Know-How. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval, to the extent given by the IIA, can be conditioned upon the payment of increased royalties and an increase in the overall repayment obligation. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us, unless preapproval is obtained as detailed above, from engaging in transactions involving the sale, licensing, outsourcing of development activities, transfer, the grant of access rights and the like, with respect to such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration received, and if applicable, available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA up to six times the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) with applicable interest. Moreover, the government of Israel may, from time to time, audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses - The Israel Innovation Authority.”

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq rules, which may result in less protection that is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Exchange Act, applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K;

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

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we were to no longer qualify as a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve increased costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above.

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

While currently we are in compliance with the applicable Nasdaq minimum bid price rules, there is no assurance that our share price will trade at or above a minimum bid price of $1.00 per share and if we fail to meet minimum listing requirements, there can be no assurance that we will be able to regain compliance with the applicable minimum bid price rules or will otherwise be in compliance with other Nasdaq listing criteria. Any such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence of investors, collaborators and employees.

Future sales of our ordinary shares or securities convertible or exchangeable for our ordinary shares may depress our share price.

If our existing shareholders or holders of our options sell, or indicate an intention to sell, substantial amounts of our ordinary shares on the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2024, we had a total of 89,541,246 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, as of December 31, 2024, 9,864,993 ordinary shares that are subject to outstanding options and RSUs or reserved for future issuance under our 2010 Plan were eligible for sale in the public market (with none under our 2021 Employee Shares Purchase Plan, or ESPP), subject to vesting, and in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, on the public market, the trading price of our ordinary shares could decline.

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

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares, through our “at the market offering” (ATM) facility pursuant to a sales agreement entered with Leerink Partners, or Leerink, on January 31, 2023 or other manners, at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders will experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities or ordinary shares with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities or of options, warrants or other rights to purchase ordinary shares may, result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preferences and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline.

Our share price and trading volume have been volatile and may be volatile in the future and that could limit investors’ ability to sell our shares at a profit and could limit our ability to successfully raise funds.

During the 2024 calendar year, our closing share price on Nasdaq ranged from a low of $1.41 to a high of $2.95 and trading volume was volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

•	global or regional macroeconomic developments;

•
general market, political and economic conditions in the countries in which Compugen operates, including Israel, outbreak of disease, boycotts, curtailment of trade and other business restrictions and implementation of tariffs and the different effects of the evolving nature of global or regional events, including the current “Swords of Iron” war in Israel;

•	clinical data disclosed by us, our collaborators or our competitors;

•	massive purchase or sell of our shares by a large shareholder;

•	our success (or lack thereof) in entering into collaboration agreements and achieving certain research and developmental milestones thereunder;

•	our need to raise additional capital and our success or failure in doing so;

•	achievement or denial of regulatory approvals by us, our collaborators or our competitors;

•	announcements of technological innovations or new commercial products by our competitors;

•	trends in share price of companies in our field or industry;

•	announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	developments concerning our existing or new collaborations;

•	regulatory developments in the United States, Israel and other countries;

•	changes in the structure of healthcare payment systems;

•	delay or failure by us or our collaborators in initiating, completing or analyzing preclinical or clinical trials or the unsatisfactory design or results of such trials;

•	period to period fluctuations in our results of operations;

•	changes in estimates by securities analysts;

•	changes in senior management or the board of directors or changes in the size or structure of the company;

•	our ability (or lack thereof) to disclose the commercial terms of, or progress under, our collaborations; and

•	transactions with respect to our ordinary shares by insiders or institutional investors.

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

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the current and changing security situation in the Middle East and particularly in Israel and the effect of the evolving nature of the “Swords of Iron” war and the general situation in the area. As a result, these companies may experience volatility in their stock prices and/or difficulties in raising additional financing required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East, but also in the United States and worldwide may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

As a result of the volatility of our share price, in addition to other potential adverse effect on us, we could be subject to securities litigation, which could result in substantial costs and divert management’s attention and company resources from our business.

Because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of our ordinary shares for any return on their investment and may not receive any funds without selling their ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our ordinary shares, if any, could provide a return to investors in the foreseeable future. In addition, because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, if our shareholders want to receive funds in respect of our ordinary shares, they must sell their ordinary shares to do so.

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

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are classified as a PFIC for any taxable year during which a U.S. shareholder holds our ordinary shares, U.S. investors could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders (as defined in “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”), the addition of interest charges on certain taxes treated as deferred taxes, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF election, or, in some circumstances, a “mark to market” election. We may provide the information necessary for U.S. holders to make QEF elections if we were treated as a PFIC for any taxable year. There is no assurance that we will have timely knowledge of our status as a PFIC in the future. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ordinary shares.

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

Each U.S. holder (as defined in Item 10. Additional Information – E. Taxation – Certain Material U.S. Federal Income Tax Considerations to U.S. Holders) should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined above), we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Shareholder activism can negatively affect our business.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose involving themselves in the governance, strategic direction and operations of a company. In general, shareholder activism, including potential proxy contests, diverts management’s and board of directors’ attention and resources from the company’s business, could give rise to perceived uncertainties as to the company’s future direction and could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel for positions in both management and on the board level and to raise funds. If nominees advanced by activist shareholders are elected or appointed to our board of directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets. Also, we may be required to incur significant expenses including legal fees related to activist shareholder matters. Further, our share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

General Risks

Unfavorable global or domestic political or economic conditions could adversely affect our business, financial condition or results of operations.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, trade tensions, global geopolitical tensions, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the United States or in any other markets in which we operate could adversely affect our operations and operating results. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our CDMOs and CROs, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

In addition, the effect of the “Swords of Iron” war and the hostilities as specified in our risk factors, as and stated above together with the political and civil actions in Israel which commenced in the beginning of 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, and the downgrading in Israel’s credit rating as stated above, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. Furthermore, although to date we have not been directly impacted by the current military conflict between Russia and Ukraine, this conflict, or any expansion thereof, could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with whom we conduct business. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could adversely impact our business and operations.

There is inherent risk, based on the complex relationships among the United States and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The United States and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could significantly increase tariffs on a broad array of goods. While pharmaceutical products have customarily been granted exemptions from tariffs, recent proposals do not contemplate such exemptions. Trade restrictions and export regulations, or increases in tariffs and additional taxes, including any retaliatory measures, can negatively impact demand, increase our supply chain complexity and our manufacturing costs, decrease margins, reduce the competitiveness of our products, or restrict our ability to sell products, provide services or purchase necessary equipment and supplies, any or all of which could have a material and adverse effect on our business, results of operations, or financial condition.

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires as experienced in January 2025. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial results. In addition, our adoption of certain standards or mandated compliance with certain requirements could necessitate additional investments that could impact our cash position and expected cash runway.

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

Principal Capital Expenditures

In the years ended December 31, 2024, 2024 and 2022, our capital expenditures were 0.1 million, $0.2 million and $0.4 million, respectively. As of December 31, 2024, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

We are a clinical-stage therapeutic discovery and development company utilizing our AI/ML powered predictive computational discovery platform, recently branded as UnigenTM, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of four clinical stage programs, COM701, COM902, rilvegostomig and GS-0321 (previously COM503). Two programs that we are pursuing internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. We have two ongoing clinical trials (that completed enrollment) initiated in 2023 evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in platinum resistant ovarian cancer and the other in microsatellite stable colorectal cancer, both of which have together a few patients on treatment as of the middle of February 2025. In addition, we are initiating our new adaptive platform trial in relapsed platinum sensitive ovarian cancer. In this trial we will first evaluate COM701 as a monotherapy randomized to placebo in double-blinded sub-trial 1 in total of 60 patients. We plan to start enrollment in the second quarter of 2025 and we expect to share interim analysis data from this sub-trial in the second half of 2026. Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple Phase 3 clinical trials and in multiple Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503) our potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being developed by us in a recently initiated Phase 1 clinical trial. In addition, we have an early-stage immuno-oncology therapeutic pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled us to advance drug targets from computer prediction through successful preclinical studies to the clinic. Therefore, we believe that we are uniquely positioned to discover and develop potential novel, first-in-class treatment options for cancer patients.

Our Strategy

We aim to transform patient lives by developing first-in-class therapeutics in the field of cancer immunotherapy based on our AI/ML powered predictive computational discovery platform, named UnigenTM. We employ and leverage our key differentiator, the integration of cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise – in the competitive landscape of immuno-oncology to build our pipeline with potential first-in-class drugs:

•	We discover novel drug targets with the potential to address the unmet need of patients non-responsive to current cancer immunotherapies

•	We harness our UnigenTM capabilities to inform our target validation and drug development process; and

•	We apply our capabilities to inform on the program’s mechanism of action, relevant indication/patient population, drug combinations and potential biomarker that may fit for future patient selection.

We believe that the totality of these capabilities uniquely positions us in the discovery and the development of first-in-class drugs for cancer immunotherapy.

In our clinical therapeutic pipeline, our most advanced programs are:

•
COM701 is our internal lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggests that PVRIG has a unique biology, differentiated from other checkpoints. PVRIG is dominantly expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in dendritic cells. Therefore, PVRIG blockade might induce potent induction of T cell numbers in tumors and unleash antitumor immunity also in indications less responsive to other checkpoint inhibitors, such as ovarian cancer. In addition, our data suggests that the PVRIG pathway is parallel and complementary to the TIGIT pathway. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. We believe that in certain tumors, and in certain patient populations, the simultaneous blockade of these pathways may be required to stimulate an antitumor immune response. Phase 1 clinical trials for COM701 were initiated in September 2018.

•
COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint discovered computationally by us. COM902 blocks the interaction of TIGIT with PVR, its ligand. COM902 is potential best-in-class antibody with a non-active Fc tail. COM902 prevents depletion of major TIGIT+ expressing lymphocytes (NK, CD4 and CD8 T cells), supporting rationale for selecting a high affinity anti-TIGIT antibody with an IgG4 backbone and low Fc effector function. Phase 1 clinical trials for COM902 were initiated in March 2020.

•
Rilvegostomig is a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902 and is being developed by AstraZeneca pursuant to an exclusive license agreement with AstraZeneca. AstraZeneca initiated its first Phase 3 clinical trial at the end of 2023 dosing its first patient in such trial in December 2023 and now rilvegostomig is being evaluated in multiple Phase 3 clinical trials and in multiple Phase 2 and Phase 1 clinical trials. In addition, AstraZeneca is also running several Phase 1 and 2 clinical trials with rilvegostomig in additional indications.

•
GS-0321 (previously COM503) is a potential first-in-class high affinity antibody, which blocks the interaction between interleukin-18 binding protein (IL18BP) and interleukin-18 (IL-18). The inflammasome-induced pro-inflammatory cytokine, IL-18, is present at high levels in the tumor microenvironment, where it is expected to naturally activate anti-tumor effector cells, such as T and NK cells. Nevertheless, IL-18 is one of the rare cytokines that is naturally blocked by an endogenous high affinity inhibitor, called IL-18BP. GS-0321 (previously COM503) was designed to free natural IL-18 activity in the tumor microenvironment by releasing it from IL-18BP, thereby increasing the local concentrations of IL-18 within the tumor where it can potentiate anti-tumor immune responses, potentially overcoming the limitations of systemically administered cytokines. GS-0321 (previously COM503) is licensed to Gilead and is being developed by us in a Phase 1 clinical trial and recently entered into the clinic with the first patient having been dosed on January 7, 2025. The Phase 1 clinical trial is design to assess the safety and tolerability of GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in participants with advanced solid tumors.

In addition to our clinical therapeutic pipeline, we also have rights to bapotulimab, an antibody targeting ILDR2, a drug target discovered by us, which was licensed for further research and development to Bayer, under a research and discovery collaboration and license agreement, the RDCLA. Bapotulimab has been evaluated in Phase 1 clinical trials in naïve head and neck squamous cell carcinoma patients and as of February 27, 2023, the license granted to Bayer was terminated, and the rights previously licensed to Bayer reverted us, at which time, we also exercised our right to get a license to certain intellectual property rights developed by Bayer under such license agreement. We have the right to continue the development and commercialization of bapotulimab, should we choose to do so.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing first-in-class therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies represent a significant commercial market. The global immune checkpoint inhibitors market size is estimated at $50.28 billion in 2024 and is anticipated to reach around $229.60 billion by 2034, expanding at a compounded annual growth rate of 16.40% from 2024 to 2034, as reported by Precedence Research.

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

Our discovery strategy is focused on the discovery of novel drug targets which may provide new cancer immunotherapies for enhancing anti-tumor immune responses in cancer patients.

While immunotherapy revolutionized the landscape for oncology treatments by providing a new treatment option leading to lasting benefits for some patients; the response rates to immunotherapy vary greatly across different cancer indications. However, only a small proportion of patients respond to these therapies, averaging approximately between 15% to 30% overall, and by some reports 20%-40%, thereby leaving a significant unmet medical need for many patients that may be addressed by the discovery of new biological pathways that could serve for the development of new cancer immunotherapies.

Therapeutic Pipeline

•	COM701 - a therapeutic antibody targeting PVRIG

Pathway expression and preclinical data

COM701 is a potentially first-in-class humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. In addition, COM701 combined with PD-1 pathway blockers have demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, supporting the suggested intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

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

Furthermore, our data show that PVRIG is expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in dendritic cells, as well as in PD-L1 low less inflamed tumors. Therefore, this unique expression pattern and resulted biology might enable PVRIG blockade to be active in patients with less inflamed tumors, such as ovarian cancer. In addition, expression studies showed that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, with ovarian cancer having one of the highest expressions of the pathway. These two pathways intersect with DNAM-1, a costimulatory receptor on T cells and NK cells. The PD-1 pathway also intersects with DNAM-1. In certain tumors, and in certain patient populations, the simultaneous blockade of these pathways may be required to stimulate an antitumor immune response. We have two ongoing clinical trials (that completed enrollment) that were both initiated in 2023 evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in platinum resistant ovarian cancer and the other in microsatellite stable colorectal cancer, both of which have together a few patients on treatment as of the middle of February 2025. We plan to start a new adaptive platform trial in relapsed platinum sensitive ovarian cancer. In this trial we will first evaluate COM701 in total of 60 patients in a randomized, double-blinded sub-trial 1 as a monotherapy versus placebo. We plan to start enrolling patients to this sub-trial in the second quarter of 2025.

COM701 Clinical Programs

In September 2018, we dosed our first patient in the Phase 1 clinical trial of COM701 and through December 31, 2024, we conducted multiple Phase 1 studies across tumor types, patient populations and combinations. Below is a table showing key COM701 expansion cohorts efficacy data as monotherapy and in combinations disclosed in scientific conferences.

Tumor	Treatment	Median prior lines	Best Response	Description	Reference
Platinum resistant ovarian cancer	COM701	6 across indications	1/6 ORR (16.6%) 4/6 DCR (66%)	1 PR >18 months~* in immune desert TME	ASCO 2021
	COM701 + nivolumab	6	2/20 ORR (10%) 9/20 DCR (45%)	1 PR in patient refractory to nivolumab	ESMO IO 2022
	COM701 + nivolumab + BMS-986207	4	4/20 ORR (20%) 9/20 DCR (45%)	3 PR >16 months*	ESMO IO 2022 SITC 2023
	COM701 + pembrolizumab +COM902	4	4/24 ORR (17%) 11/24 DCR (46%)	5 patients on treatment for >200 days	SITC 2024
MSS CRC with liver metastases	COM701 + nivolumab	4	2/17 ORR (12%) 4/17 DCR (24%)	1 PR in patient with immune desert TME 1 PR >11 months	SITC 2022
	COM701+ COM902+ pembrolizumab	3	1/15 ORR (7%) 6/15 DCR (40%)	1 PR > 9 months* in patient who had PD on chemo + bev (post data cut patient reassessed as non- target liver lesion of uncertain etiology at baseline) 2 SD >7 months*	ASCO 2024
ICI experienced NSCLC	COM701 ± nivolumab	6, ≥ 2 prior ICI	5/7 DCR (71%)	3 SD on COM701 monotherapy	ESMO IO 2022
Recurrent metastatic MSS endometrial cancer	COM701 + nivolumab + BMS-986207	2, 33% prior PD1x	2/9 ORR (22%) 4/9 DCR (44%)	1 PR in patient refractory to lenvatinib/ pembrolizumab	ASCO 2023
Metastatic breast cancer	COM701 + nivolumab	5	2/17 ORR (12%) 5/17 DCR (30%)	1 CR > 21 months*, low immunogenic HER2 negative tumor	SITC 2023

In connection with the table above, BMS-986207 is Bristol Myers Squibb anti-TIGIT; ICI is Immune checkpoint inhibitor; CR is Complete Response; PR is Partial Response; SD is Stable Disease; PD is Progressed Disease; ORR is Overall Response Rate; DCR is Disease Control Rate. *Ongoing at time of data cut-off; ~ means that patient had primary peritoneal cancer.

Clinical data disclose from COM701 related studies in 2024 (covered in the table above as well):

On June 1, 2024, at the American Society of Clinical Oncology (ASCO) annual meeting in Chicago, Illinois we presented a poster with new clinical data on COM701 (anti-PVRIG) in triple combination with COM902 (anti-TIGIT) and pembrolizumab in microsatellite stable colorectal cancer (MSS-CRC).

Conclusions from the poster provided that:

•	In this phase Ib expansion cohort of participants with heavily pre-treated advanced MSS-CRC, majority with liver metastases, the triplet combination administered every 3 weeks was well tolerated.
•	The safety profile of the triplet combination was generally consistent with that of pembrolizumab and other approved PD-[L]1 inhibitors.
•
Exploratory analysis demonstrated antitumor activity: overall response rate (ORR) (1/20, 5%), disease control rate (DCR) (8/20) 40%, best response of partial response (PR) in 1 patient with 3 patients (1PR, 2stable diseases (SDs)) remaining on treatment at the data cut of April 5, 2024.

•
Pharmacodynamic activation of the immune system in the tumor and blood was observed, supportive of COM701 driven anti-tumor activity. Such activation was not previously reported in MSS-CRC with PD-[L]1 inhibitors.

•
Among the cohort reported here and in the prior reported data, we have shown that COM701 has a clinical benefit, is well tolerated and induced immune activation in a traditionally immune therapy resistant population of MSS-CRC.

On November 8, 2024, at the 39th Annual Meeting of SITC in Houston, Texas we presented a poster with new clinical data on triple combination of COM701, COM902 and pembrolizumab in advanced heavily pre-treated patients with platinum resistant ovarian cancer (PROC).

Conclusions from the poster provided that:

•
This ongoing Phase I expansion cohort confirms previous findings showing encouraging efficacy and safety of triple blockade of the DNAM-1 axis in advanced heavily pre-treated PROC patients, where 36% of the population had been on other investigational agents prior to trial entry.

•	The safety and tolerability profile were generally consistent with approved anti-PD-(L)1s.
•
Clinical benefit, with deep and durable responses was observed in patients with high-grade adenocarcinoma, in a patient with carcinosarcoma - historically nonresponsive to immune checkpoint inhibitors (ICIs), and in patients previously exposed to ADCs and other investigational drugs.

•	ORR 17%, DCR 46%, clinical benefit rate (CBR) 29%, with 4 patients still on treatment at data cut of August 29, 2024.
•	Robust pharmacodynamic activation of the immune system was observed on treatment.
•	Lower concentrations of immunosuppressive cytokines prior to and on treatment were associated with a clinical benefit.

•	COM902 - a therapeutic antibody targeting TIGIT

Pathway expression and preclinical data

COM902 is a high affinity, fully human and a potentially best-in-class antibody targeting TIGIT with a non-active Fc tail. COM902 was shown to have superior binding affinity to T cells with similar and or greater in vitro function compared to several clinical anti-TIGIT antibodies. COM902 is a mouse-cross reactive Ab and inhibited tumor growth and increased survival when combined with anti-PVRIG or anti-PD-[L]1 antibodies in in-vivo studies. Preclinical data demonstrated that TIGIT inhibition, either alone or in combination with other checkpoint inhibitors, can enhance T cell activation and increase anti-tumor immune responses. In preclinical studies, parallel inhibition of TIGIT and PVRIG, two coinhibitory arms of the DNAM-1 axis, resulted in synergistic effects on effector T cell function and tumor growth inhibition in various model systems that can be further increased with the addition of PD-1 blockade. Based on preclinical data these combinations may be clinically important for enhancing anti-tumor immune response and expanding the patient population responsive to checkpoint inhibition.

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

Clinical Development

In March 2020, we dosed our first patient in the Phase 1 clinical trial of COM902. COM902 was primarily evaluated in combination with COM701.

While we completed enrollment of our clinical trials with COM902 as combination and as of the middle of February 2025 we continue monitoring a few of the patients that are still on treatment, our newly planned adaptive platform trial in patients with relapsed platinum sensitive ovarian cancer in the maintenance setting is expected to first evaluate single agent COM701 and only then may cover future combinations, which may include COM902. Therefore, in the near future we do not expect to have new meaningful data from our COM902 program, however we do expect data of other companies that develop their own anti-TIGIT antibodies and from our partner AstraZeneca for rilvegostomig (a PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902).

For information regarding the evaluation of COM902 in combination with COM701, see “COM701 Clinical Programs” above.

•	Rilvegostomig - a therapeutic PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902

Rilvegostomig is a PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 being developed by AstraZeneca pursuant to an exclusive license between us and AstraZeneca.

In March 2018, we entered into an exclusive license agreement with AstraZeneca, pursuant to which, we granted to AstraZeneca an exclusive license to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT.

Rilvegostomig is currently being evaluated by AstraZeneca in multiple Phase 3 clinical trials and multiple Phase 2 and Phase 1 clinical trials with the first patient having been dosed in the first Phase 3 clinical trial in December 2023.

•	GS-0321 (previously COM503) - a therapeutic antibody targeting IL-18 binding protein

GS-0321 (previously COM503) is a potential first-in-class high affinity antibody, which blocks the interaction between interleukin-18 binding protein (IL18BP) and interleukin 18 (IL-18). The inflammasome-induced pro-inflammatory cytokine, IL-18, is present at high levels in the tumor microenvironment, where it is expected to naturally activate anti-tumor effector cells, such as T and NK cells. Nevertheless, IL-18 is one of the rare cytokines that is naturally blocked by an endogenous high affinity inhibitor, called IL-18BP. GS-0321 (previously COM503) was designed to free natural IL-18 activity in the tumor microenvironment by releasing it from IL-18BP, where it can potentiate anti-tumor immune responses, potentially overcoming the limitations of systemically administered cytokines. GS-0321 (previously COM503) is licensed to Gilead and is being developed by us in a Phase 1 clinical trial.

Clinical Development

In January 2025 we dosed the first patient in the dose escalation monotherapy cohort of the Phase 1 clinical trial, which is expected to enroll up to 200 participants, to evaluate GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in advanced solid tumors.

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

Biomarker Driven Strategy

We recognize that one of the major limitations of current immunotherapy approaches is the lack of tools to help predict patient responses. By applying the integration of UnigenTM with our ground-breaking immuno-oncology research and drug development expertise, we aim to identify biomarkers that can help us predict which patients are most likely to respond to our novel therapies. This long-term approach also seeks to improve the probability of success of our clinical studies.

We currently apply these capabilities in three different areas.

Firstly, we are computationally analyzing omics data using our UnigenTM platform to identify tumor indications in which the pathway of our target plays a role. This analysis is thereafter validated experimentally, and the validated data is used for indication selection for our clinical trials.

Secondly, the identification of potential biomarkers for future patient selection. In this approach, we are using various cutting-edge technologies and methodologies on both biopsies, liquid biopsies, and blood samples. The different technologies may include immunohistochemistry, transcriptomic, genomic and proteomic analysis. The generated data is added to the UnigenTM platform databases and then analyzed computationally to identify potential biomarkers for patient selection and used in discovery projects aimed at uncovering potential novel drug targets.

Thirdly, we apply a pharmacodynamic biomarker approach where we measure immune modulation induced by our drug candidates in peripheral and tumor patient samples obtained before and during treatment in our clinical trials. In this analysis we may measure both protein and sequence analytics, such as cytokine analysis, immune phenotyping, proteomic changes, transcriptomics analysis, and TCR clonality. This again may serve for the identification of potential biomarkers and may also inform us on the suggested mechanism of action of our drug candidates.

Early-Stage Pipeline

Immuno-oncology represents a paradigm shift in the treatment of cancer, and biological drugs blocking immune checkpoint targets have already resulted in long-term patient survival in certain cancer types. Despite their potential, current checkpoint inhibitors are limited to a few targets and are only effective in certain patients and in certain cancers. We believe that the identification of novel drug targets has the potential to broaden the reach of cancer immunotherapies to more types of cancers and many more patients.

Our early-stage research programs are discovered using our UnigenTM platform and consist of drug targets which may provide new cancer immunotherapies for patients non-responsive to current cancer therapies.

Our Predictive Computational Discovery Approach

Our target discovery is a predictive, proprietary computational process that we initiate based on a clinical need. The unmet clinical need and the therapeutic strategy dictate the target discovery approach, the appropriate tools and most relevant data to be employed. We have developed predictive drug target discovery capabilities that leverage the power of computational modeling, guided by our scientific expertise and extensive public and proprietary datasets, to identify novel drug targets towards the development of new cancer immunotherapy treatments. Our multi-omics data analysis is designed to identify novel drug target candidates, which are generally difficult to identify using traditional experimental approaches. We believe that our cutting-edge computational capabilities integrated with our ground-breaking immuno-oncology research and drug development expertise is a key differentiator from others employing computational discovery approaches.

Our broadly applicable predictive drug target discovery capabilities employ a suite of cloud-based computational solutions and purpose-built algorithms to sort through both public and proprietary datasets encompassing genomics, single cell and spatial transcriptomics, proteomics and machine learning based analysis of IHC images. From these massive datasets, our platforms analyze characteristics, such as gene structure, protein domains, predicted cellular localization, expression pattern, as well as other characteristics to identify potential druggable targets and predict their biological functions. Over the past decade, we have continued to refine our analysis by incorporating new public and in-house experimental data and added AI/ML powered tools and recently branded this entire platform as UnigenTM platform.

We have demonstrated the applicability of our discovery approach in computationally identifying multiple in-silico targets, including PVRIG, TIGIT, IL-18BP and ILDR2, the first three now serve as the targets for therapeutic antibodies currently being evaluated in the clinic by us and others. The antibodies designed to block these targets are or have been evaluated in clinical trials by us (COM701, COM902 and GS-0321 (previously COM503)) or by our partners (bapotulimab and rilvegostomig).

Business Strategy and Partnerships

Our business strategy includes entering into various forms of revenue-sharing collaborations with pharmaceutical or biotechnology partners for our novel drug targets and product candidates at various stages of research and development. Such collaborations or other types of partnering arrangements might include one or more of our therapeutic pipeline programs. Through these collaborations we seek to generate, further develop and commercialize our therapeutic product candidates. Additionally, our discovery capabilities designed to feed our internal pipeline may allow for future research and discovery collaborations aimed at harnessing our capabilities towards a potential partner’s pipeline needs. Potential revenue sources in line with this business strategy could include upfront fees, research funding, in-kind funding, milestones payments, license fees, royalties and other revenue sharing payments. We may also seek co-development arrangements pursuant to which we would further advance partnered programs under any such partnership in order to potentially retain a higher share of proceeds from future collaborations.

Gilead License Agreement

On December 18, 2023, we entered into the License Agreement, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including GS-0321 (previously COM503), and additional products that may be so developed by Gilead, together with GS-0321 (previously COM503), referred to herein as the Licensed Products.

Pursuant to the License Agreement, Gilead paid us a $60 million upfront license payment ($51 million net after $9 million were withheld at source) in January 2024 and additional $30 million ($25.5 million net after $4.5 million were withheld at source) as a milestone payment upon clearance of the IND application for GS-0321 (previously COM503) in the third quarter of 2024. We are also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. We are further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products. We are required to make certain upstream payments to certain service providers with respect to the Licensed Products.

We are responsible for conducting a Phase 1 clinical trial for GS-0321 (previously COM503), including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 (previously COM503) drug supply), with Gilead providing at no cost its anti-PD-1 antibody, zimberelimab, for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321 (previously COM503), we will initiate the transfer of development activities related to GS-0321 (previously COM503) to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

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

Gilead withheld at source 15% from the upfront payment and the milestone payment amount paid to us in January 2024 and in September 2024, respectively, and is expected to continue to withhold at source all taxes required by law from all payments payable to us under the License Agreement.

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

Under the terms of the license agreement, we granted an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021 and initiated Phase 3 with first patient dosing in December 2023.

We received a $10 million upfront payment and are eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as mid-single-digit tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 clinical trial evaluating rilvegostomig), additional $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 clinical trial evaluating rilvegostomig), additional $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 clinical trial evaluating rilvegostomig), and an additional $5 million in 2024 (triggered by dosing of the first patient in the second Phase 3 clinical trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product. In 2024, AstraZeneca provided a non-risk adjusted peak year revenue target for rilvegostomig of over $5 billion.

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

Under the terms of the Bayer Collaboration, we received an upfront payment of $10 million, and, following the return of the CGEN 15022 program to us, we were eligible to receive an aggregate of over $250 million in potential milestone payments for bapotulimab (formerly known as BAY1905254) (an antibody against CGEN 15001T/ILDR2), not including aggregate milestone payments of approximately $23 million received to date for four different milestones achieved.

On November 29, 2022, Bayer notified us that it has resolved to terminate, effective as of February 27, 2023, our 2013 research and development collaboration and license agreement.

In connection with the termination, we obtained from Bayer the rights necessary to allow us to continue the development and commercialization of bapotulimab, should we choose to do so.

Bristol Myers Squibb Collaboration

On October 10, 2018, we entered into a master clinical trial collaboration agreement, or the MCTC, with Bristol Myers Squibb to evaluate the safety and tolerability of COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

The collaboration was also designed to address potential future combinations. The parties agreed that Bristol Myers Squibb and Compugen will each supply the other company with its own compound for the other party’s trial, and otherwise each party will be responsible for all costs associated with the trial that it is conducting.

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

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by the rapid evolution of new technologies and the adoption of new therapies. Additionally, the oncology therapeutic space, represents the therapeutic area with what we believe to be one of the highest industry focus and investment. In addition, in recent years, computational approaches and systems are being integrated into multiple life science aspects, including the formation of new companies focusing on computational drug target discovery. Our competitors include biotechnology and pharmaceutical companies both small and large, the research and discovery groups within pharmaceutical companies, computational discovery and development companies, academic and research institutions, newly founded companies and governmental and other publicly funded agencies.

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action (MOA) as well as by different mechanisms but address the same drug target or patient population or unmet clinical need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or other modalities, including cell therapies for oncology diseases. Specifically, in the field of immune checkpoints for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we pursue. For examples of the competition we face, see “Item 3. Key Information - D. Risk Factors - Risks Related to Intellectual Property - If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.” and “Item 3. Key Information – D. Risk Factors - Risks Related to Competition and Commercialization - We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.”

Our discovery program depends, in large part, on our computational discovery capabilities in integration with our immuno-oncology experimental capabilities and drug development capabilities as well as our proprietary data to make inventions and establish intellectual property rights in our drug target candidates and product candidates. There are additional companies exploring computational approaches and systems for drug target discovery and other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our UnigenTM platform, provide us with a competitive advantage in predicting protein functions and linking proteins to specific mechanisms and diseases, and as a result, predicting novel immuno-oncology drug targets. We believe that this advantage is made possible by building an integrated immuno-oncology platform for predictive discovery based on the integration of scientific understanding and predictive models as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling advance data science approaches, and who over time discovered four drug targets that entered clinical trials and have generated peer reviewed publications in scientific journals.

We also face competition from companies that utilize AI/ML for target discovery in the field of immuno-oncology/cancer, some of which besides utilizing a computational platform for target discovery, also perform the molecule discovery. For more information on this matter, please see relevant information “Item 3. Key Information - D. Risk Factors - Risks Related to Intellectual Property - If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.” and “Item 3. Key Information – D. Risk Factors - Risks Related to Competition and Commercialization - We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.”

We anticipate that we will face intense and increasing competition as advanced technologies or new therapy modalities become available.

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery capabilities, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 1, 2025, we had a total of 62 issued and allowed patents, of which 15 are U.S. patents, 6 are European patents and additional 41 patents in other territories. Our issued and allowed patents expire between 2028 and 2038. As of February 1, 2025, we had over 184 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2024 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

We are currently party to several oppositions in different stages. For information about our oppositions, see “Item 3. Key Information – D. Risk Factors - Risks Related to Intellectual Property - If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.”

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

We entered into agreements with certain CMOs for the manufacturing and respective analytics of COM701, COM902 and GS-0321 (previously COM503). Our manufacturing strategy is currently structured to support the current clinical development of COM701 and COM902 and GS-0321 (previously COM503) (for which we are responsible for the Phase 1 development). Although we believe the general manufacturing strategy developed for the United States or in Europe will be applicable in other geographies, specific strategies for other geographies will be developed, if required, as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Dependence on Third Parties - We rely and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.”

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

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include, among others, laboratory evaluations of product function, toxicity and formulation as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, among other information, to the FDA as part of the IND. The sponsor will also include a clinical protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during a clinical trial due to, among other things, safety concerns or non-compliance with applicable requirements.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. An IRB at each institution participating in the clinical trial must review and approve the trial plan for any clinical trial before it commences at that institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also reviews the information regarding the trial, participant recruiting materials and the informed consent form that must be provided to each trial subject or his or her legal representative before participating in the trial. In addition, the IRB will monitor the trial until completed.

Each new clinical trial protocol must be submitted to the FDA, and to the IRBs. Protocols detail, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and determine efficacy.

Human clinical trials are typically conducted in three phases that may overlap or be combined:

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. There have been congressional, judicial, and executive branch challenges and amendments to the ACA, which has resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how other such challenges and any additional healthcare reform measures of the Biden administration will impact the ACA and the pharmaceutical industry.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032, unless additional congressional action is taken.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries, presidential executive orders and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, the U.S. Department of Health and Human Services, or HHS, announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. HHS will select up to fifteen additional drugs covered under Part D negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

We cannot predict what healthcare reform initiatives may be adopted in the future, particularly in light of recent U.S. Presidential and Congressional elections. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing.

Coverage and Reimbursement

Market acceptance of products is dependent on the extent to which coverage and reimbursement is available from third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Coverage decisions may not favor new products when more established or lower cost therapeutic alternatives are already available. Even if we obtain coverage for a given product, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third party payors in the United States. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Additionally, we, or our collaborators, may develop companion diagnostic tests for use with our product candidates, once approved. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

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

Regulation of Use of Human Tissue

We need to access and use various human or non-human tissue samples for the purpose of research, development and/or validation of some of our product candidates. Our access and use of these samples are subject to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. The use of clinical data associated with human tissue samples is also heavily regulated in the United States, Israel and elsewhere. United States and other governmental agencies may also impose restrictions on the use of data derived from human or other tissue samples.

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

D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to our facilities in Holon, Israel where we leased an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse. Following the exercise of our first option, we lease 30,140 square feet under that lease that expires on March 14, 2026 (with an option to extend the lease for additional five-year period). In addition, Compugen USA, Inc. currently leases approximately 400 square feet of office space in San Francisco, California, under a lease that expires on October 31, 2025.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2024, and with any other financial data included elsewhere in this Annual Report.

Background

We are a clinical-stage therapeutic discovery and development company utilizing our AI/ML powered predictive computational discovery platform, recently branded as UnigenTM, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of four clinical stage programs, COM701, COM902, rilvegostomig and GS-0321 (previously COM503). Two programs that we are pursuing internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. We have two ongoing clinical trials that were both initiated in 2023 (with enrollment completed) evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in platinum resistant ovarian cancer and the other in microsatellite stable colorectal cancer, both of which have together a few patients on treatment as of the middle of February 2025. In addition, we are initiating our new adaptive platform trial in relapsed platinum sensitive ovarian cancer. In this trial we will first evaluate COM701 as a monotherapy randomized to placebo in double-blinded sub-trial 1 in total of 60 patients. We plan to start enrollment to this sub-trial in the second quarter of 2025 and we expect to share interim analysis data from this sub-trial in the second half of 2026. Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple Phase 3 clinical trials and in multiple Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), our potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being developed by us in a recently initiated Phase 1 clinical trial. In addition, we have an early-stage immuno-oncology therapeutic pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled us to advance drug targets from computer prediction through successful preclinical studies to the clinic. Therefore, we believe that we are uniquely positioned to discover and develop potential novel, first-in-class treatment options for cancer patients.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2024, we had an accumulated deficit of $488.8 million. We expect to continue to incur net losses in the foreseeable future.

While our UnigenTM platform has potentially broad applicability and is not limited to a certain indication or therapeutic field, we are focusing our efforts on the discovery of novel drug targets for the development of novel therapeutic antibodies for cancer, in which we believe there is a significant unmet medical need for cancer patients. We have discovered novel targets through our UnigenTM platform with four different product candidates currently being clinically evaluated, potentially supporting the power and validity of our computational capabilities.

We are currently pursuing clinical development of our internal programs COM701 and COM902 as well as GS-0321 (previously COM503) on behalf of our partner, Gilead, for which we are only responsible for the Phase 1 development. We have two partnerships in place, one with AstraZeneca, who is developing rilvegostomig, an anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody and is in multiple Phase 3 clinical trials and other earlier phases, and the second, with Gilead, pursuant to the License Agreement for our GS-0321 (previously COM503) program, with the first patient having been dosed in January 2025.

We incurred net losses of approximately $14.2 million in 2024, approximately $18.8 million in 2023 and approximately $33.7 million in 2022. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, discovery and development activities. While we currently have two active collaborations, our business model primarily involves establishing collaborations for our novel targets and therapeutic product candidates at various stages of research and development to provide us with potential milestone payments and royalties on product sales or other forms of payments.

Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are expected to remain our major operating expense in 2025.

We believe that we have sufficient cash and cash equivalents, short-term bank deposits and investment in marketable securities in order to sustain our operations into 2027, based on our current plans without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change or if our burn-rate increases, our cash balances may only be sufficient for a shorter period of time. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Years Ended December 31, 2024 and 2023

Revenues. Revenues for the year ended December 31, 2024, were approximately $27.9 million, compared with $33.5 million in the comparable period of 2023. The revenues for 2024 include the portion of the upfront payment and the IND milestone payment from the License Agreement with Gilead allocated to the IND and Phase 1 research and development activities and to the license in addition to the clinical milestone from the license agreement with AstraZeneca in the amount of $5 million, while the revenues for 2023 reflect the portion of the upfront payment from the license agreement with Gilead allocated to the license and the clinical milestones from the license agreement with AstraZeneca in the amount of $10.0 million.

Cost of Revenues. During the year ended December 31, 2024, cost of revenues was approximately $7.9 million compared with approximately $2.0 million cost of revenues in the comparable period of 2023. Cost of revenues for the year ended December 31, 2024, represents the cost of IND and Phase 1 activities and royalty payments in connection with our revenues, offset by royalty reversal in 2024 due to exemption from royalties on IL-18BP received from the IIA, while cost of revenues for the year ended December 31, 2023, represents milestone and royalty payments in connection with our revenues.

Research and Development Expenses, net. Research and development expenses during 2024 decreased by 28% and totaled approximately $24.8 million compared with approximately $34.5 million in the comparable period of 2023. The decrease was mainly due to the classification of expenses related to GS-0321 (previously COM503) to cost of revenues and to lower CMC and IND enabling activities related to GS-0321 (previously COM503), partially offset by an increase in clinical expenses. Research and development expenses, as a percentage of total operating expenses, were 71% in 2024 compared to 78% in 2023.

Marketing and Business Development Expenses. Marketing and business development expenses increased by 136% to approximately $0.6 million in 2024 compared with approximately $0.2 million in the comparable period of 2023. The increase was mainly due to higher headcount. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in 2024 compared to 1% in 2023.

General and Administrative Expenses. General and administrative expenses during 2024 decreased by 3% to approximately $9.4 million in 2024 compared with approximately $9.7 million in the comparable period of 2023. The decrease during 2024 was mainly attributed to lower D&O insurance premium costs, coupled with lower salaries related expenses and legal fees partially offset by an increase in travel and consulting expenses. General and administrative expenses, as a percentage of total operating expenses, were 27% in 2024 compared to 22% in 2023.

Financial and Other Income, Net. Financial and other income increased by 62% to approximately $5.2 million in 2024 up from approximately $3.2 million in the comparable period of 2023. The increase was mainly attributed to higher cash balances which resulted in higher financial income.

Taxes on Income. Taxes on income were approximately $4.5 million in 2024 compared with $9.0 million in the comparable period of 2023. The taxes on income in 2024 and 2023 represent primarily taxes withheld by Gilead on the upfront the IND milestone payments.

Net loss. Net loss was approximately $14.2 million in 2024, compared with $18.8 million in the comparable period of 2023.

Net Loss per share. Net loss per share was 16 cents per basic and diluted share in 2024, compared with 21 cents per basic and diluted share in the comparable period of 2023.

Years Ended December 31, 2023 and 2022

Revenues. Revenues for the year ended December 31, 2023, were approximately $33.5 million, compared with $7.5 million in the comparable period of 2022. The revenues for 2023 include the portion of the upfront payment from the license agreement with Gilead allocated to the license and the clinical milestone from the license agreement with AstraZeneca in the amount of $10.0 million, while the revenues for 2022 reflect the previous clinical milestones from the license agreement with AstraZeneca.

Cost of Revenues. During the year ended December 31, 2023, the Company had approximately $2.0 million in cost of revenues compared with approximately $1.0 million cost of revenues in the comparable period of 2022. Cost of revenues for the years ended December 31, 2023 and 2022, represent milestone and royalty payments in connection with our revenues.

Research and Development Expenses, net. Research and development expenses during 2023 increased by 12% and totaled approximately $34.5 million compared with approximately $30.6 million in the comparable period of 2022. The increase is mainly due to lower amortization of the deferred participation in R&D expenses following the termination of the agreement with Bristol Myers Squibb offset by a decrease in headcount related expenses. Research and development expenses, as a percentage of total operating expenses, were 78% in 2023 compared to 73% in 2022.

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

Taxes on Income. Taxes on income were approximately $9.0 million in 2023 compared with $0.1 million in 2022. The taxes on income in 2022 represent state income taxes of our U.S. subsidiary, and in 2023, taxes withheld by Gilead on the upfront payment, offset by a negligible U.S. state income tax benefit.

Governmental Policies that Materially Affected or Could Materially Affect Our Operations

Our income tax obligations consist of those of Compugen Ltd. in Israel and of Compugen USA, Inc. in its taxing jurisdictions.

The corporate tax rate in Israel was 23% in 2024, 2023 and 2022.

In the future, if and when we generate taxable income, our effective tax rate may be influenced by, among others: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carry forwards, R&D credits carry forwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the tax benefits we will be entitled to pursuant to the Investment Law; and (d) the changes in the exchange rate of the dollar to the NIS. We may benefit from certain government programs and tax legislation, particularly as a result of the entitlement to Preferred Enterprise status that resulted from our eligibility for tax benefits under the Investment Law. To be eligible for these benefits, we need to meet certain conditions. Should we fail to meet such conditions, these benefits could be cancelled, and we might be required to refund the amount of the benefits previously received, if any, in whole or in part, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. We also received grants from the IIA pursuant to approved IIA programs and accordingly, we are subject to the terms of such programs and approvals as well as to the terms of the R&D Law. For more information, please see “Item 5 Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses - The Israel Innovation Authority.” There can be no assurance that these programs and tax legislation will continue in the future or that the available benefits will not be reduced.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on our business, financial condition and results of operations.

Currently we are entitled to a Preferred Enterprise status under the Investment Law. These benefits should result in income recognized by us being taxed at a lower rate. However, these benefits may not be applied to reduce the U.S. federal tax rate for any income that our U.S. subsidiary may generate.

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

Additional amendments to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Benefiting Enterprises to another Israeli company would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Benefiting Enterprise, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income. We have elected to implement the 2011 Amendment and we currently have a Preferred Enterprise.

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

As of December 31, 2024, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $413.9 million. Under Israeli law, these net operating losses may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2024, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $1.4 million. Approximately $0.3 million of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2027 and 2032.

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

For the year ended December 31, 2023, and for the year ended December 31, 2024 and for the period between January 1, 2025 and February 28, 2025, the Company sold 2,612,822, 292,728 and 3,961,641 ordinary shares, respectively, pursuant to the Sales Agreement, for gross proceeds of approximately $3.6 million, $0.6 million, and $9.1 million, respectively, and net proceeds (after deducting commissions paid) of approximately $3.5 million, $0.6 million, and $8.9 million respectively.

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

License Agreement

AstraZeneca License Agreement

On March 30, 2018, we and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on the Company’s monospecific antibodies that bind to TIGIT, including COM902, pursuant to which the Company received an upfront payment of $10 million and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as mid-single-digit tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 clinical trial evaluating rilvegostomig), $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 clinical trial evaluating rilvegostomig), $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 clinical trial evaluating rilvegostomig), and an additional $5 million in 2024 (triggered by dosing of the first patient in the second Phase 3 clinical trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product. In 2024, AstraZeneca provided a non-risk adjusted peak year revenue target for rilvegostomig of over $5 billion.

Gilead License Agreement

On December 18, 2023, we and Gilead, entered into an exclusive license agreement, or the License Agreement, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our GS-0321 (previously COM503) product candidate, or together, the GS-0321 (previously COM503), and additional products that may be developed by Gilead, together with GS-0321 (previously COM503), the Licensed Products.

Pursuant to the License Agreement, Gilead paid us a gross amount of $60 million upfront license payment ($51 million net, after $9 million were withheld at source) in January 2024 and additional $30 million ($25.5 million net, after $4.5 million were withheld at source) as a milestone payment upon clearance of the IND application for GS-0321 (previously COM503) in the third quarter of 2024. We are also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. We are further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment and the milestone payment amount specified above and is expected to continue to withhold at source all taxes required by law from all payments payable to us under the License Agreement.

If additional products are developed, additional milestones and royalties would be due to us.

Capital Resources

In 2024, our primary sources of cash were mainly:

•	cash at hand and yield on investment of such cash balances;

•	cash received from our partners, Gilead and AstraZeneca; and

•	proceeds from ordinary shares sold through the Sales Agreement with Leerink.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2025 will include cash at hand at the end of 2024. Additional potential sources of cash may include proceeds generated from agreements with collaborators and other third parties with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares pursuant to our equity plans, and issuance of ordinary shares from financing transactions. In addition, if we choose to do so, we may generate additional proceeds from sales of our ordinary shares pursuant to the Sales Agreement.

Net Cash Used in Operating Activities

Net cash provided by operating activities was approximately $49.6 million in 2024, compared with net cash used in operating activities of approximately $35.9 million in 2023 and approximately $34.1 million in 2022. Increase in net cash provided by operating activities in 2024 compared to 2023 was mainly due to $91.5 million derived from upfront payment and clinical milestones payments collected from Gilead and from AstraZeneca, net of withholding taxes, offset by increase in operating expenses (including cost of revenues) on cash basis.

Net Cash Provided by Investing Activities

Net cash used in investing activities was approximately $46.3 million in 2024, compared with net cash provided by investing activities of approximately $35.5 million in 2023 and approximately $37.1 million in 2022. Increase in net cash used in investing activities in 2024 compared to 2023 was mainly due to net upfront and milestone payments received from Gilead and AstraZeneca.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $0.6 million in 2024, approximately $3.1 million in 2023 and approximately $0.4 million in 2022. The principal source of cash provided by financing activities in 2024 and 2023 was proceeds received from sale of ordinary shares through the Sales Agreement with Leerink.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits and investment in marketable securities. As of December 31, 2024, we had cash and cash equivalents, short-term bank deposits and investment in marketable securities of approximately $103.3 million compared to approximately $50.7 million on December 31, 2023. We believe that our existing cash, cash equivalents, short-term bank deposits and investment in marketable securities will be sufficient to fund our operations over the next 12 months. We believe we will meet longer-term expected future cash requirements into 2027 based on our current plans. We believe that our working capital is sufficient for our present requirements.

The table below summarizes our contractual obligations as of December 31, 2024, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	3,608	650	1,149	1,129	680
Accrued Severance Pay, net(2)	340	-	-	-	340
Total	3,948	650	1,149	1,129	1,020

(1)  Consists of operating leases for our facilities and for motor vehicles. Includes the first and second five-year option periods of the lease of the Israeli facility. The first option was exercised during 2020.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 71% of total operating expenses in 2024 and approximately 78% in 2023 and approximately 73% 2022. Our research and development expenses, net, were approximately $24.8 million in 2024, approximately $34.5 million in 2023 and approximately $30.6 million in 2022. As of December 31, 2024, 53 of our employees were engaged in research and development on a full-time basis. This represents approximately 70% of our entire work force at that time.

We focus our efforts on the development of our discovery capabilities and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic product. Our pipeline programs are continuously evolving, and we expect that in 2025 our research and development expenses will continue to be our major operating expense.

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

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 8b to our 2024 consolidated financial statement. We have not applied for additional grants from the IIA for research and technological development since 2012.

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the IIA, pursuant to and subject to the provisions of the R&D Law. Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated from Financed Know-How or otherwise from all revenues generated by the Company, as designated by the applicable IIA programs, approvals and the R&D Law, and are subject to compliance with certain requirements and restrictions under the R&D Law as detailed below, which must generally continue to be complied with even following full repayment of all IIA grants (as adjusted for fluctuation in the USD/NIS exchange rate), with applicable interest, assuming we neither grant licenses thereunder nor transfer production or development outside of the State of Israel.

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products and/or services which incorporate Financed Know-How, or IIA Products, or as otherwise designated by the applicable IIA programs, approvals and the R&D Law, until 100% of the dollar value of the grant is repaid, plus, as follows: (i) with respect to grants received on or after January 1, 1999 and until December 31, 2023, the applicable interest is (a) LIBOR interest until December 31, 2023, and (b) from January 1, 2024, the 12 months Term SOFR interest as published on the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, together with an additional 0.71513% to the applicable interest rate, and (ii) with respect to grants received on or after January 1, 2024, the applicable interest shall be the 12 months Term SOFR interest as detailed in section (b) above. As of December 31, 2024, we received grants from the IIA in the principal amount of approximately $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of approximately $2.5 million, along with the accumulated LIBOR/SOFR interest to date of approximately $5.1 million, totaled to approximately $9.9 million as of December 31, 2024.

With respect to the Company’s requirement to pay royalties, in February 2025, the IIA approved that the Company will be required to pay royalties from all revenues of the Company, other than from income derived from sales associated with products related to IL-18BP (which currently include, GS-0321 (previously COM503)).

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits, or DAAT Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, and in two MAGNETON programs, for which it received from the IIA approximately $0.5 million. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of products which incorporate Financed Know-How will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval, to the extent given by the IIA, may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be sold, licensed, outsourced for development activities or otherwise transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the sale, license, outsourcing for development activities or otherwise transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six times the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) with applicable interest; and in the case the R&D activity related to the Financed Know-How remains in Israel, a payment of up to 3 times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How. In addition, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

For a discussion regarding the effects of the grants we received from the IIA on our business, see “Item 3. Key Information - D. Risk Factors - Risks Related to Operations in Israel - We received grants from the IIA that may require us to pay royalties and restrict the transfer of know-how that we develop.”

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

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. In February 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1), and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future. In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war. While these downgrades did not have an immediate nor direct impact on us, an extended period of economic disruption, including a continued market downfall in Israel, which may be impacted by such downgrades, by future downgrades, by the continuing armed conflict between Israel and its surrounding countries, including as a result of the “Swords of Iron” war and the political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, as well as a continued market downfall in the United States or any other major market in which we or our partners operate, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

To date, our operations and business have not been materially impacted by the hostilities involving Israel, including the “Swords of Iron” war and the additional armed conflicts between Israel and its surrounding countries (including Iran, Hezbollah (a Shia Islamist political party and militant group based in Lebanon), the Houthi movement which controls parts of Yemen, and Iranian-backed militias in Syria), nor by the political and social condition in Israel, including the effects of the ICJ Interim Ruling and the recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation. In addition, to date, our operations and business have not been materially impacted by the Russia and Ukraine conflict. However, the hostilities involving Israel and the political and social condition in Israel mentioned above, as well as the ongoing Russia and Ukraine conflict and other global economic factors, have caused a negative impact on the outlook for the global economy and created significant volatility and disruption of financial markets. In addition, the “Swords of Iron” war and the other hostilities involving Israel have a potential of creating a greater effect for companies that have a significant presence in Israel. For instance, the “Sword of Iron” war and the other hostilities involving Israel, may have an adverse effect on the Israeli social, economic and political landscape and in turn, on us, and may cause, among other things, major devaluation in the NIS. Should any of these conflicts still persist or expand to include additional countries or regions, we could be impacted. We will continue to assess global and regional conflicts and the situation in the financial markets and any impact they may have on our ability to access additional funds.

Exchange Rate

A significant portion of our expenses is denominated in currencies other than the dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in foreign currencies against the dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the dollar against the NIS was 0.6%, 3.1% and 13.2% in 2024, 2023 and 2022, respectively. For example, for the year ended December 31, 2024, assuming a 10% devaluation of the dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.5 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.3 million. Should Moody’s, S&P Global Ratings or other financial rating firms further downgrade the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have a negative impact on the value of our NIS denominated holdings. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Interest rate

A significant portion of our cash and cash equivalents is invested in bank deposits or in marketable securities and bear interest or yield that depends on the interest rate. The Company’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce the Company’s financial income and net loss. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets, the price of our shares and on supplies that we require to conduct our different operations. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Trend Towards Biologics

Biologics (monoclonal and bispecific antibodies, ADCs, enzymes and engineered proteins) represent one of the fastest growing segments in the drug industry, making up 31% of FDA approved drugs in 2023 and 32% in 2024. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, ADCs, antibody fragments, T cell engagers) and new approaches to fully exploit the potential of this class. In addition, the striking efficacy and recent approval of cell therapies for the treatment of cancer, such as CAR-T therapies, has also captured much attention in the pharma industry. The availability of such new technologies and approaches to address drug targets may increase the bar for differentiation and decrease the attractiveness of our novel therapeutic candidates.

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

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for estimating the fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

This model evaluates the options as if there is a single exercise point, and thus considers expected option life (expected term). The input factored in this model is constant for the entire expected life of the option.

The determination of the grant date fair value is affected by estimates and assumptions regarding a number of complex and subjective variables, including the expected term of the options, the expected volatility of our share price over the expected term, risk-free interest rates and expected dividends. The computation of expected volatility is based on the historical volatility of our shares. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the options. We determined the expected life of the options based on historical experience, representing the period of time that options granted are expected to be outstanding.

The fair value of RSUs is the fair value of the ordinary share at the date of grant.

Share-based compensation expense recognized under ASC 718 was approximately $3.0 million, $3.6 million and $4.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

In December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone and in September 2021, November 2022, December 2023 and May 2024 such program achieved clinical milestones and in connection with such milestones, we recognized revenues in an amount of $2 million, $6 million, $7.5 million, $10 million and $5 million, in the years 2020, 2021, 2022, 2023 and 2024, respectively, in accordance with the criteria prescribed under ASC 606. See Note 2j to our 2024 consolidated financial statements.

In December 2023, following entrance into license agreement with Gilead, we assessed the promises under the license agreement and concluded that its promise to deliver the GS-0321 (previously COM503) License, the promise to perform IND research and development activities and Phase 1 research and development activities represented separate performance obligations in the license agreement.

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

We determined that the license granted was a functional license since the underlying intellectual property has significant standalone functionality and recognized the entirety of the initial transaction price allocated to the license performance obligation during the year ended December 31, 2023, in the amount of $23.5 million.

The IND research and development activities and Phase 1 research and development activities performance obligations are recognized over time. We determined that the input method under ASC 606 is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services. The method of measuring progress towards delivery of the services incorporates actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. The period over which total costs were estimated reflected the period over which it performed the activities to achieve clearance of an IND application and our best estimate of the period over which it would take to perform the completion of the phase 1 clinical trial.

During the year ended December 31, 2024, the Company recognized $22,864 of license, IND services and Phase 1 services revenues, and during the year ended December 31, 2023, the Company recognized $23,459 of license revenues.  The Company included deferred revenues of $9,632 in current liabilities and $34,045 in non-current liabilities.

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

The portion of the Bristol Myers Squibb $12.0 million investment in 2018 over the fair market value of the shares issued in the amount of approximately $4.1 million and the portion of the Bristol Myers Squibb $20.0 million investment in 2021 over the fair market value of the shares issued in the amount of $5.0 million were considered as deferred participation of Bristol Myers Squibb in research and development expenses which was amortized over the period of the clinical trial based on the progress in the research and development, see Note 1f and Note 89 to our 2024 consolidated financial statements.

There was no amortization of participation in research and development expenses for the year ended December 31, 2024, while for the years 2023 and 2022 such expenses were approximately $0.3 million and $6.0 million, respectively.

Recent Accounting Pronouncements

See Notes 2t and 2u to our 2024 consolidated financial statement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 28, 2025:

Name	Age	Positions

Paul Sekhri(3)	66	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	58	President and Chief Executive Officer, Director
Mathias Hukkelhoven, Ph.D.	71	Director
Gilead Halevy(2)	58	Director (Chairman of the Audit Committee)
Kinneret Livnat Savitzky, Ph.D.(1)(3)	57	Director
Eran Perry(1)(2)	54	Director
Sanford (Sandy) Zweifach(1)(2)(3)	68	Director (Chairman of the Compensation Committee)
David Silberman	41	Chief Financial Officer
Michelle Mahler, MD	47	Chief Medical Officer
Zurit Levine, Ph.D.	57	Senior Vice President, Technology Innovation
Yaron Turpaz, Ph.D.	54	Senior Vice President and Senior Advisor, Data and Informatics Solutions
Eran Ophir, Ph.D.	47	Chief Scientific Officer
Pierre Ferre, Ph.D.	48	Senior Vice President, Preclinical Development and Corporate Operations

____________________

(1)          Member of our Compensation Committee

(2)          Member of our Audit Committee

(3)          Member of our Nomination and Corporate Governance Committee

Paul Sekhri has extensive experience both as a leader and a Board member in the Biotech and Pharmaceutical industry including those with a focus on immunology. Mr. Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the Chairman, President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of eGenesis, Inc., Veeva Systems Inc., and Spring Discovery and Chairman of the Board of Directors of vTv Therapeutics Inc., Longboard Pharmaceuticals, Inc. and Resolution Therapeutics. Additionally, Mr. Sekhri is the Chairman of the Board of the Young Concert Artists (YCA), and a member of Board of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag has over 25 years of experience in the biotech industry, both in R&D and executive leadership roles. Dr. Cohen-Dayag joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and CEO in 2010. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms. Dr. Cohen-Dayag joined Compugen’s Board of Directors in 2014 and is also a member of the Board of Directors of Pyxis Ltd. and Genopore Ltd. Prior to Compugen, Dr. Cohen-Dayag was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Dr. Mathias (Math) Hukkelhoven joined Compugen’s Board of Directors in March 2022 and serves as a Venture Partner for Panacea Venture Management Company Ltd. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Dr. Hukkelhoven has been a consultant for several biotech companies and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Dr. Hukkelhoven joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process – research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Dr. Hukkelhoven held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Dr. Hukkelhoven received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Carmel Corp. Ltd.; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and a director of Keter Holdings Ltd., S. AL Holdings Ltd., Plastfit Ltd. and AA Politiv (1999) Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as an entrepreneur in residence at Team8. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), and Biomica Ltd. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Eran Perry joined Compugen’s Board of Directors in July 2019. Mr. Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Seanergy Dermatology, Follicle Pharma, Silverskate Bio and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Eran Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is a senior executive with over 32 years of experience in the life sciences industry. He has extensive experience in corporate partnering, business development, operations, private and public investing, and capital raising. Mr. Zweifach founded and served as CEO of both Nuvelution Pharma, Inc. and Ascendancy Healthcare, Inc. Mr. Zweifach was also a Partner at Reedland Capital Partners, a boutique investment bank, where he headed its life sciences M&A and advisory efforts. Prior to this, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was President of the firm’s M&A and financing division and was also responsible for oversight of the firm’s finance department. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen. Currently Mr. Zweifach serves as the Chairman of the Board of Directors of Carisma Therapeutics, Inc., President and CBO and member of the Board of Directors of IMIDomics, Inc. and a member of the Board of Directors of Essa Pharma, Inc. In addition, he sits on several other private boards and has advisory roles with two investment funds. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

David Silberman joined Compugen on August 15, 2024, as Chief Financial Officer. Before joining Compugen, Mr. Silberman served from 2021 to 2024 as Chief Financial Officer of Oramed Pharmaceuticals (NASDAQ: ORMP, TASE: ORMP), a pharmaceutical company engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins. Prior to joining Oramed Pharmaceuticals as Chief Financial Officer in 2021, Mr. Silberman served as a Corporate Financial Planning and Analysis Director and as Global Internal Audit Senior Manager at Teva Pharmaceutical Industries Ltd. Earlier in his career, Mr. Silberman provided internal audit and risk management services in the advisory department of Grant Thornton Fahn Kanne Control Management and served in the audit department of KPMG. Mr. Silberman holds degrees in accounting and management from the French Ministry of Higher Education and Research and is a certified public accountant in Israel.

Dr. Michelle Mahler joined Compugen in October 2023 as Vice President of Clinical Development and was promoted to Chief Medical Officer, effective March 1, 2024. Before joining Compugen, Dr. Mahler was most recently the Chief Medical Officer of 1 E Therapeutics Ltd., a drug development company, creating a novel class of programmable oligonucleotide therapeutics and Aummune Therapeutics Ltd., a clinical stage company developing a first-of-its-kind approach for individualized treatment of solid tumors. Dr. Mahler was Vice President of Clinical Development at C4 Therapeutics, Inc., helping to build up the clinical development group and leading the successful submission of two INDs and initiation of Phase 1 studies. Prior to C4 Therapeutics, Dr. Mahler worked in R&D for 9 years at Janssen (now Johnson & Johnson). During her time there she gained experience in late-stage clinical development, pediatric development and global medical affairs while being a key member of the ibrutinib development team and held positions of increasing responsibility. In addition, Dr. Mahler supported key due diligence projects including the acquisition of Momenta Pharmaceuticals, Inc., by Johnson & Johnson. Prior to starting in industry in 2011, Dr. Mahler trained at Memorial Sloan Kettering Cancer Center and New York Presbyterian Hospital/Weill Cornell. She also spent time at Columbia Presbyterian and Mount Sinai Medical Center in New York. Dr. Mahler obtained her medical degree from University of the Witwatersrand, South Africa and is a board-certified pediatric hematologist and oncologist.

Zurit Levine, Ph.D. was appointed as Senior Vice President, Strategic Collaborations in 2024 responsible for identifying and establishing strategic partnerships, competitive market intelligence and Compugen’s IP strategy and portfolio. Dr. Levine joined Compugen in 1999 and has held several positions in Compugen’s Research & Development department. In 2004, she was appointed Director of Therapeutic Selection & Validation, which position she held until 2007 when she was appointed Director of Therapeutic Discovery. In 2009, she was appointed Executive Director of Research & Development. From January 2010 to August 2011, she held the position of Vice President, Research and Development. In August 2011 she was appointed Vice President, Research and Discovery and in 2018, Dr. Levine was appointed as Senior Vice President, Technology Innovation. Dr. Levine holds a B.Sc. in Biology, a M.Sc. in Biochemistry and a Ph.D. in Biochemistry, all from the Tel Aviv University, Israel.

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

Pierre Ferre, Ph.D. joined Compugen in April 2021 as Vice President Preclinical Development and in 2024 was appointed as Senior Vice President, Preclinical Development and Corporate Operations. In his role, Dr. Ferre leads the preclinical development, CMC and drug supply management, clinical biomarker operations, project management team and activities across the Company, quality assurance organization and CROs/vendors partnering. Dr. Ferre has two decades of experience in all aspects of clinical and non-clinical drug development in oncology and immuno-oncology. Dr. Ferre joined Compugen from Pierre Fabre Pharmaceuticals, France, where he spent most of his career in multiple positions, lastly as Director of Oncology Programs in which he led the development strategy of a portfolio of R&D programs in oncology from initiation and discovery, through preclinical and clinical development. Previously, at Pierre Fabre Oncology R&D, he acted as Director, Pharmacokinetics/Pharmacodynamics, overseeing also translational, biomarker-related activities. Before that Dr. Ferre was in charge of oncology preclinical pharmacokinetics. Dr. Ferre is a Doctor in Veterinary Medicine, holds a PhD in biology from Toulouse INP (Institut National Polytechnique), and a MSc from Aix-Marseille University and Paris INA-PG (Institut National Agronomique) for his research work conducted in experimental pathophysiology and toxicology.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2024, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management) and two former members of senior management (Dr. Henry Adewoye and Mr. Alberto Sessa) who ceased to serve before the end of 2024, was approximately $4.9 million. This amount includes approximately $0.8 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2024, we granted to our Directors and Senior Management listed in Item 6.A a total of 596,250 options to purchase ordinary shares and a total of 124,375 restricted share units, or RSUs. The options are exercisable at a weighted average exercise price of $2.00 per share and generally expire ten years after their respective dates of grant. As of December 31, 2024, there were a total of 4,171,250 outstanding options to purchase ordinary shares and 124,375 RSUs that were held by our Directors and Senior Management listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Office and Employment”) with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag President & Chief Executive Officer	486,526	256,619	500,388	1,243,533
Dr. Pierre Ferre SVP, Preclinical Development and Corporate Operations	238,204	233,205	132,588	603,997
Dr. Michelle Mahler(5) Chief Medical Officer	351,380	230,387	11,226	592,993
Dr. Eran Ophir Chief Scientific Officer	201,097	111,138	165,984	478,219
Dr. Zurit Levine SVP, Strategic Collaborations	193,529	110,168	158,101	461,798

1)
All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2024, other than Dr. Michelle Mahler who became an officer on March 1, 2024. See footnote 5 below regarding Dr. Mahler’s compensation.

2)
Cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.6997 = $1.00, which reflects the average conversion rate for 2024, or the Representative Rate.

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

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to options to purchase our ordinary shares and RSUs granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2n to our 2024 consolidated financial statements set forth elsewhere in this report.

5)	While the compensation components stated herein reflect Dr. Michelle Mahler annual compensation starting January 2024, Dr. Michel Mahler became an officer on March 1, 2024.

Compensation Policy

Under the Companies Law we are required to adopt a compensation policy, which sets forth company’s policy regarding the terms of office and employment of Office Holders (as such term is defined in the Companies Law), including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, the provision of proper incentives to Office Holders, management of risks by the company, the Office Holders’ contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Our compensation policy, or the Compensation Policy, is designed to balance between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our long-term strategic performance and financial objectives. The Compensation Policy provides our compensation committee and our board of directors with adequate measures and flexibility to tailor each of our Office Holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Compensation Policy is intended to motivate our Office Holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking. The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies, as well as by other development-stage life science companies which operate both within and outside of the Company’s geographic areas. The Company believes that it therefore must offer its Office Holders compensation terms that are competitive with the compensation standards that exist in the companies with whom it competes for such talents.

In accordance with the Companies Law, an Israeli public company’s compensation policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and generally by a special majority of our shareholders, or a Special Majority, which include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and generally by the shareholders at least once every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless, in special circumstances, approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy for Office Holders was originally approved by our shareholders in September 2013, with the most recent amendment adopted at the 2023 Annual General Meeting of Shareholders held on September 20, 2023, or the 2023 AGM.

Approvals Required for Office Holders Terms of Office and Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, two other individuals have been Office Holders as of December 31, 2024.

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

Compensation for Office Holders subordinated to the Chief Executive Officer. The Terms of Office and Employment of Office Holders (other than directors and the chief executive officer) require the approval of the compensation committee and the board of directors, in that order, provided that such terms are in line with the company’s compensation policy. In the event that the Terms of Office and Employment of such Office Holder are not in line with such policy, additional shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such Terms of Office and Employment even if such terms were not approved by the shareholders, following a further discussion and for detailed reasoning.

Compensation for Office Holders who are Directors or Chief Executive Officers. The Terms of Office and Employment of directors, other than directors who serve as chief executive officers and/or who possess a controlling interest in a company or who are external directors (to the extent applicable), require the approval of the compensation committee, board of directors and shareholders by a simple majority, as long as they are in line with the compensation policy. With respect to our president and chief executive officer, who is also a director, or with respect to any chief executive officer who is not a director (to the extent applicable in the future), further approval of the shareholders by the Special Majority is required. However: (A) under certain circumstances, and to the extent that the proposed Terms of Office and Employment are in line with the compensation policy, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for the position of chief executive officer (provided that the candidate is not a director) (i) provided that the company’s compensation committee and board of directors approved such terms and that such terms: (a) are not more beneficial than the terms of the former chief executive officer, or are essentially the same in their effect; (b) are in line with the compensation policy; and (c) are brought for shareholder approval at the next general meeting of shareholders; and (B) a company’s compensation committee and board of directors are permitted to approve Terms of Office and Employment of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the Company or that such terms are in line with the terms set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000, or the Compensation Regulations. To the extent applicable, external directors are entitled to Terms of Office and Employment as set forth in the Compensation Regulations, as supplemented by the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, or the Alleviation Regulations. In addition, the Israel Securities Authority may issue from time to time bulletins or staff position statements relating to, among other things, compensation payable to external directors. Since our board of directors determined to opt out of the requirement to elect and have external directors and composition criteria of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, as further detailed in this Item below under “Board Practices - External Directors and Independent Directors Under the Companies Law”, we are not subject to such bulletins or staff position statements.

Variable Compensation and Annual Cash Bonuses of Office Holders. The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries, which should take into consideration the applicable Office Holder’s contribution to the company. With respect to Office Holders who are not directors or chief executive officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria. Our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, provided, however, that with respect to (i) our Office Holders who are not directors nor our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria above the rate of 20%, up to 50% and with respect to our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria for up to three (3) monthly base salaries. Further, the annual cash bonus of each of our Office Holders who is not a director is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such Office Holder of his responsibilities. In the case of our Office Holders, other than the chief executive officer, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the compensation committee and board of directors, while the bonus terms for our chief executive officer generally require the additional approval by our shareholders. Our board of directors established a policy that sets forth the maximum target bonus for each of our Office Holders, including our chief executive officer and targets are being approved annually.

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

Equity

In addition to the cash compensation detailed above, at the 2024 Annual General Meeting of Shareholders held on September 12, 2024, or the 2024 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that each non-executive director is entitled to a yearly grant of options to purchase the Company’s ordinary shares, so that in the first year of service as a director, each non-executive director shall be entitled to a one-time grant of 50,000 options, or Initial Equity Grant, and, in addition, to a yearly grant of 25,000 options in each of the following years of service, or the Annual Equity Grant, as detailed below.

The grant date of each Initial Equity Grant is the date of appointment for service as director, whether initially appointed by the Board or by the general meeting of shareholders, with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the date of their initial appointment to serve on the Board. The grant date of each Annual Equity Grant shall be such date in each year on which the Board approves the annual equity grants to other management Office Holders (provided that the service as director continues at the time of each grant), with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such Board approval.

Both the Initial and the Annual Equity Grants are subject (other than as described herein) to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. All such grants vest over a four-year period as follows: twenty five percent (25%) of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% of the options granted vest each quarter thereafter, for the next 36 months.

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

At the Company’s Annual General Meeting of Shareholders for 2020, held on September 16, 2020, or the 2020 AGM, and the 2024 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that the compensation committee and the board may issue to all non-executive directors RSUs or other equity awards which are not options, or Other Equity in connection with the Initial Equity Grant and the Annual Equity Grant, and that each such grants shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded. For the purpose of determining the respective number of Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units, such that for illustration purposes, if the compensation committee and board of directors approve the grant of 2,500 RSUs to the non-executive directors, the relevant annual equity grant will be comprised of a total of 22,500 units, out of which 20,000 will be options and 2,500 will be RSUs. The same weight will apply to the Initial Equity Grant.

The provisions relating to vesting, acceleration and exercise period applicable to options, as specified above, shall apply to Other Equity that may be granted, mutatis mutandis.

Compensation to the Company’s Chairman of the Board of Directors, a Non-Executive Director

On October 19, 2017, our shareholders approved, following previous resolutions made by our audit committee (then sitting as a compensation committee) and the board of directors, and consistent with our Compensation Policy, the following Terms of Office and Employment of for our non-executive Chairman of the Board, Mr. Paul Sekhri:

Cash Fees: An annual cash fee in the amount of $150,000. No meeting fees will be paid in addition to such annual cash fee.

Grant of Options to Purchase Ordinary Shares: In connection with his appointment as the Chairman of the Board, we issued to Mr. Sekhri an initial grant of options to purchase 500,000 ordinary shares. These options were issued pursuant to the terms and conditions applicable to options granted under the Company’s 2010 Option Plan. Such grant vested over a four-year period as follows: twenty five percent (25%) vested on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% vested each quarter thereafter for the next 36 months. These options expire ten years after the grant date, unless they expire earlier in accordance with the terms of the Company’s 2010 Option Plan. The acceleration provisions applicable to options granted to other non-executive directors also apply to the options granted to Mr. Sekhri and all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination date.

At the 2020 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive chairman of the Board, shall be entitled to an annual option grant of 10,000 options to purchase Ordinary Shares each year, or Chairman’s Annual Equity Grant, starting from 2020 and for each of the following years of service, similar to the terms of the Annual Equity Grant to the other non-executive directors as specified above. At the 2024 AGM, our shareholders approved an increase in the Chairman’s Annual Equity Grant to 25,000 options (as approved for the other non-executive directors) and it was further approved that similarly to the other non-executive directors, instead of Chairman’s Annual Equity Grant (as increased in the 2024 AGM), the compensation committee and the board may issue to Mr. Sekhri Other Equity, in which case the Chairman’s Annual Equity Grant of 25,000 options shall be adjusted in accordance with the weights specified above if Other Equity awards are awarded.

The provisions relating to vesting, acceleration and exercise period applicable to the options, as specified above, shall apply to Other Equity that may be granted as set forth above, mutatis mutandis.

In accordance with the approval of the 2024 AGM, in 2024, we issued to each of our non-executive directors (including the Chairman of our Board) an Annual Equity Grant comprised of 20,000 options and 2,500 RSUs.

Compensation to our President and Chief Executive Officer

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement (and in accordance with the approval of her updated Terms of Office and Employment at the 2023 AGM), as the chief executive officer of the Company she is entitled to a gross monthly salary of NIS 150,000 (approximately $40,650 according to the Representative Rate). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

At the 2023 AGM, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2024, 2025 and 2026, without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the compensation committee and board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s chief executive officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. In addition, in accordance with our Compensation Policy, in addition to annual cash bonuses, our compensation committee and board of directors may approve a special bonus for significant or extraordinary achievements or efforts that produced an exceptional result, up to a total maximum amount (to any calendar year) equal to 6 monthly base salaries of the relevant Office Holder. Accordingly, at the 2024 AGM, our shareholders approved the grant of a special cash bonus in the amount of NIS 202,000 (approximately $79,140 based on the NIS/USD representative rate used in connection with the 2024 AGM) to Dr. Cohen-Dayag in connection with her significant contribution to the engagement with Gilead in the License Agreement.

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

The compensation committee and the board of directors may nevertheless determine that as part of an annual equity grant, they wish to issue Dr. Cohen-Dayag Other Equity. For the purpose of demining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units as illustrated above under “Compensation to our Non-Executive Directors (other than Mr. Paul Sekhri)”. In any event, at least 30% of the value of any annual equity grant to Dr. Cohen-Dayag shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as shall be determined by the compensation committee and board of directors.

The options granted in each respective year shall be subject to the terms and conditions applicable to options granted under the 2010 Plan (or any other option plan adopted by the Company). Each annual equity grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the last day of the quarter one calendar year from the date of grant; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options granted in these equity grants will have an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the board of directors. These equity grants will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Cohen-Dayag. If applicable, the equity grants will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company’s previous election in this regard, be subject to the capital gains route for tax purposes.

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

In addition to the foregoing annual equity grant plan for 2024 through 2026 and the annual grant for 2023, in 2024 Dr. Cohen-Dayag was granted with 195,000 options with an exercise price of $1.69 and with 52,500 RSUs. As of December 31, 2024, Dr. Cohen-Dayag held options to purchase a total of 1,515,000 ordinary shares and 52,500 RSUs. Out of the outstanding options: (i) options to purchase 1,038,750 ordinary shares, with a weighted average exercise price of $5.70 per share, were exercisable as of December 31, 2024; and (ii) options to purchase 476,250 ordinary shares, with a weighted average exercise price of $1.86 per share, had not vested as of December 31, 2024. Of the unvested options on December 31, 2024, options to purchase 201,557 ordinary shares are expected to vest during 2025, options to purchase 133,127 ordinary shares are expected to vest during 2026 and options to purchase the remaining 141,566 ordinary shares are expected to vest during the period between March 31, 2027, and September 30, 2028. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee - E. Share Ownership - Share Ownership by Directors and Other Executive Officers.”

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

Indemnification letters, covering indemnification of those liabilities discussed above, were granted to each of our present Office Holders and were amended at the Company’s Annual General Meeting of Shareholders for 2021, held on September 2, 2021. Under the letters of indemnification and exemption and release (i) our undertaking to indemnify each Office Holder for monetary liabilities or obligations imposed by a court judgment (including a settlement or an arbitrator’s award approved by a court) is limited to matters that result from or are connected to those events or circumstances set forth therein, and (ii) the indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed the higher of the: (i) an amount equal to 25% of the Company’s shareholders’ equity, per the most recent financial statements (audited or reviewed) after the time that notice is provided to the Company; or (y) $20 million.

Our Office Holder’s Exemption. Our Articles provide that, subject to the provisions of the Companies Law, we may exempt and release our Office Holders, including in advance, from all or part of such Office Holder’s liability for monetary or other damages due to a breach of their duty of care to the Company. Our directors are released and exempted from all liability as aforesaid to the fullest extent permitted by law with respect to any such breach which has been or may be committed.

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

Board of Directors Diversity

The table below provides certain information regarding the diversity of our board of directors pursuant to the information provided by them in connection with the preparation of this Annual Report.

Board Diversity Matrix
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

Under the Companies Law, an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such a director’s service. However, as our shares are listed on The Nasdaq Capital Market, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Each of our directors, other than Dr. Anat Cohen-Dayag, who also serves as our chief executive officer, meets the ‘independent directors’ criteria under the Companies Law.

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

Compensation Committee

The Companies Law generally provides that public companies such as the Company must appoint a compensation committee, the responsibilities of which include, among others: (i) reviewing and making recommendations to the board of directors with respect to our Compensation Policy and with respect to any updates which may be required thereto from time to time, (ii) reviewing the implementation of the Compensation Policy by the Company, (iii) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders, (iv) exempting, under certain circumstances, a transaction relating to the Terms of Office and Employment of Office Holders from the requirement of approval of the shareholders, and (v) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including, incentive compensation and equity based plans. Under the Companies Law, the compensation committee may need to seek the approval of the board of directors and the shareholders for certain compensation-related decisions (see “Item 6 - Directors, Senior Management and Employees - B. Compensation - Approvals Required for Office Holders Terms of Office and Employment”).

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

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, there were two additional individuals who were Office Holders of the Company as of December 31, 2024.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction in which an Office Holder has a personal interest and which is not an extraordinary transaction, requires board approval, after the Office Holder complies with the above disclosure requirement and provided the transaction serves the company’s interest. Our Articles do not provide for a different method of approval. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by the shareholders of the company.

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

Disclosure of Personal Interest of Controlling Shareholders and Approval of certain Transactions

The Companies Law extends the disclosure requirements applicable to an Office Holder to a ‘controlling shareholder’ in an Israeli a public company. For this purpose, a ‘controlling shareholder’ is a shareholder who has the ability to direct the activities of a company, including a shareholder or a group of shareholders who together own 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.

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

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2024, 2023 and 2022 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2024	December 31, 2023	December 31, 2022
Research & Development	52	46	46
Administration, Accounting and Operations	21	21	21
Marketing and Business Development	1	1	2
Total	74	68	69

In addition to the headquarters in Holon, Israel, we maintain a subsidiary in the U.S. On December 31, 2022, 57 of our employees were located in Israel, 8 were located in the United States and 4 employees were located in Europe; on December 31, 2023, 58 of our employees were located in Israel, 7 were located in the United States and 3 employees were located in Europe and on December 31, 2024, 66 of our employees were located in Israel, 5 were located in the United States and 3 employees were located in Europe.

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

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company and/or RSUs. Except as set forth in the table below, none of those directors or senior management members beneficially owns ordinary shares and/or ordinary shares underlying options and/or RSUs amounting together to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 28, 2025, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 28, 2025, and RSUs that are vested during such period. The shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 93,512,982 ordinary shares outstanding as of February 28, 2025.

Beneficial Owner	Amount Owned	Percent of Class
Anat Cohen-Dayag(1)	1,132,372	1.2%
All directors and executive officers as a group (13 persons)(2)	3,011,442	3.1%

___________________

(1)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 1,076,250 shares subject to options that are exercisable within 60 days after February 28, 2025, with a weighted average exercise price of $5.60 per share, and which expire between May 2025 and July 2034.

(2)
Includes (i) a total of 72,059 ordinary shares held by directors and executive officers, and (ii) a total of 2,939,383 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 28, 2025, with a weighted average exercise price of $5.08 per share and which expire between May 2025 and September 2034.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 9 to our 2024 consolidated financial statements.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the 2010 Plan which was also approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. In May 2020 the board of directors extended the term of the 2010 Plan by additional ten (10) years. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. In August 2023, our board of directors decreased the number of shares available under the 2010 Plan by 500,000 and in July 2024 our board of directors increased the number of shares reserved under the 2010 Plan by 300,000.

The compensation committee administers the 2010 Plan and has the authority to designate the terms of the equity granted thereunder, including the identity of the grantees, exercise prices (if applicable), grant dates, vesting schedules and expiration dates (if applicable), which may be no more than ten years after the grant date. According to the 2010 Plan, options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our board of directors. The administration of the 2010 Plan by our compensation committee is subject to applicable law, including with respect to the approval procedure of compensation to Office Holders required under the Companies Law (for additional information on the approval procedure of compensation to Office Holders, see “Item 6. Directors, Senior Management and Employees - B. Approvals Required for Office Holders Terms of Office and Employment”).

If a grantee of options leaves his or her employment or other relationship with us, or if his or her relationship with us is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by our board of directors.

We currently grant our directors, officers and employees options and RSUs. As of December 31, 2024, options to purchase 8,655,721 ordinary shares at a weighted average exercise price of approximately $4.31 per share and 317,350 RSUs were outstanding (i.e., were granted but not canceled, expired nor exercised) under the 2010 Plan and 891,922 ordinary shares remained available for future grant under the 2010 Plan. Options to purchase 4,330,159 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2024, at a weighted average exercise price of approximately $4.91. As of December 31, 2024, outstanding options granted by the Company pursuant to the 2010 Plan expire between February 2025 and November 2034 (subject to terms of the plan).

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

As of December 31, 2024, following issuance of shares in connection with offering periods already ended and decreasing the number of shares available for issuance under the ESPP by 210,000 as approved by our board of directors in August 2023 and by 114,146 as approved by our board of directors in July 2024, there were no ordinary shares available for issuance under the ESPP. Currently our ESPP is suspended, though we reserve the right to resume it at any time.

Taxation of Equity Granted under our 2010 Plan and ESPP to Israeli Grantees

Our board of directors elected the “Capital Gains Track” (as defined in Section 102(b) (2) of the Tax Ordinance) for the grant of equity under the 2010 Plan and ESPP to Israeli grantees who are eligible for grant under said Section 102 of the Tax Ordinance.

Pursuant to such election, and provided such eligible grantees comply with all the requirements of the “Capital Gains Track”, gains derived by them, arising from the sale of shares acquired pursuant to the ESPP or the exercise of options granted to them, or vesting of RSUs will generally be subject to a flat capital gains tax rate of 25%, although these gains, or part of them, will also be considered part of a grantee’s regular salary and subject to such grantee’s regular tax rate applicable to such salary. As a result of the Company’s election in the “Capital Gains Track” under Section 102, the Company is not allowed to claim as an expense for tax purposes in Israel the amounts credited to the grantee as capital gains, although it is generally entitled to do so in respect of the salary income component (if any) of such grant, if any, when the related tax is paid by the grantee as long as the grantee complies with all the requirements of the “Capital Gains Track”.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of February 28, 2025 we are not aware of any beneficial owner of more than 5% of our outstanding ordinary shares. As of February 28, 2025, there were a total of 35 holders of record of our ordinary shares, of which 22 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of more than 99.0% of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Capital Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to compensation (including insurance, indemnification and exemption) of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation” since January 1, 2024, we have not entered into any material related party transaction.

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

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2024 and potentially the same thereafter) will be imposed on the sale of our traded shares.

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2024 and potentially the same thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index (while, according to the latest legislative acts, such linkage will not take place for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above, will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above.

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

Based on the composition of our income, and the composition and value of our assets, in 2024, we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations we cannot provide any assurance regarding our non-PFIC status and our U.S. counsel expresses no opinion with respect to our non-PFIC status for any taxable year. In particular, our status as a non-PFIC in current or any future tax year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a non-PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our non-PFIC status for the current or future taxable years.

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

Interest Rate Risk

As of December 31, 2024, we had approximately $103.3 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities. We mostly invest our cash surplus in bank deposits and U.S. government securities. Since these investments typically carry fixed interest rate or yields, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2024 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 3.2%, 3.0% and 5.3% in 2024, 2023 and 2022, respectively. The appreciation (devaluation) of the dollar against the NIS was 0.6%, 3.1% and 13.2% in 2024, 2023 and 2022, respectively. For 2024, assuming a 10% devaluation of the dollar against the NIS, we would experience an increase in our net loss of approximately $1.5 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.3 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in dollar terms. The devaluation/appreciation of the NIS against the dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS based expenses are either currently adjusted to dollars or are adjusted to the CPI. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future.

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

Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2024, that are included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2024.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm in Israel, on our internal control over financial reporting as of December 31, 2024, is provided on page F-4, as included under Item 18 of this Annual Report and is incorporated herein by reference.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, each of whom serves on our audit committee and who meets the “independence” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert” as defined in the instructions to this Item 16A of Form 20-F. See “Item 6.A – Directors, Senior Management and Employees – Directors and Senior Management” for a summary of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2024, and 2023:

	2024	2023
Audit Fees	$222,000	$163,000
Audit Related Fees	$15,000	$65,000
Tax Fees	$5,000	$4,500
All Other Fees	$3,000	$2,500
Total	$245,000	$235,000

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

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

Pre-Approval Policies for Non-Audit Services

Our audit committee oversees a policy and procedures for approval of audit and non-audit services rendered by our external auditor. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our audit committee or the engagement is entered into pursuant to the pre-approval procedure described below. Annually, our audit committee pre-approves specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. All of the fees listed in the table above were approved by our audit committee.

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

Shareholder Approval. Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635. We seek shareholder approval in specified situations, including upon issuance of equity grants to directors in their capacity as directors, as required by Israeli law.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our insider trading policy is filed as an exhibit to this Form 20-F.

ITEM 16K. CYBERSECURITY

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, certain third party hosted services, our communications systems, our hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and employees’ information, or the Information Systems and Data.

Our Senior Vice President/Senior Advisor, Data and Informatics Solutions helps in identifying, assessing and managing the Company’s cybersecurity threats and risks by monitoring and evaluating our threat environment using various methods including, for example, by engaging third parties to conduct penetration tests on our behalf.

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

We use third-party service providers to perform a variety of functions throughout our business, including in connection with our clinical data management, antibody development, financial information management, payments and others. We review and require certain security measures of certain of these third parties, such as encryption at rest and in transit and access controls, and in certain cases, we seek to confirm their compliance with different industry standards and certifications, such as SOC1, SOC2, SOC3, ISO 27001, and ISO 27017.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3D. Risk Factors in this Annual Report on Form 20-F, including the applicable risk factors under “Risk Factors - Risks Related to our Operations.”

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

Our Senior Vice President/Senior Advisor, Data and Informatics Solutions, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, communicating key priorities to relevant personnel (such as the Chief Executive Officer), helping to prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to certain members of management, including our Senior Vice President/Senior Advisor, Data and Informatics Solutions, our Chief Financial Officer and our General Counsel. Under our cybersecurity incident response policy, those members of management will work with the Company’s incident response team member(s) to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s cybersecurity incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports at least twice a year from our Senior Vice President/Senior Advisor, Data and Informatics Solutions concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Association of Compugen, as amended (incorporated by reference to Exhibit A to Exhibit 99.1 to Compugen’s report on Form 6-K filed with the SEC on August 5, 2024 (File No. 000-30902)).

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

4.11#
License Agreement, between Compugen Ltd. and Gilead Sciences, Inc., dated December 18, 2023 (incorporated by reference to Exhibit 4.11 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 5, 2024 (File No. 000-30902)).

8.1*	Subsidiaries.
11(b)*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Principal Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*
Certification by Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global.
97.1
Compugen’s Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 4.11 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 5, 2024 (File No. 000-30902)).

101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2024 and 2023; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022;  (iii) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements.

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

COMPUGEN LTD. Signature: /s/ Dr. Anat Cohen-Dayag Name: Dr. Anat Cohen-Dayag Title: President and Chief Executive Officer, Director Date: March 4, 2025

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 4, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

License Agreement with Gilead

Description of the matter
As described in Note 1 to the consolidated financial statements, in December 2023, the Company entered into a license agreement with Gilead Sciences, Inc. The Company’s obligations under the license agreement include: (i) delivery of exclusive license; (ii) certain research activities through the clearance of an IND; and (iii) research and development activities in connection with Phase 1 clinical trial. The Company recognize revenues for research and development activities for phase 1 clinical trial using the input method, based on progress of the performance obligations, which were measured by the proportion of actual costs incurred to the total costs expected to complete the agreement. Costs included in the measure of progress include direct labor and third-party costs. Collaboration revenue from research and development activities from the Company's License Agreement with Gilead, for which management used an input method, was 22.8 million for the year ended December 31, 2024.

Auditing management’s estimated measure of progress for the research and development activities in connection with phase 1 clinical trial was challenging and complex due to the assumptions used by management and high degree of auditor’s judgment required to determine the total expected costs to complete the obligations under the agreement, specifically the estimation of direct labor and third-party costs. The Company’s estimate of costs expected to be incurred in the future requires estimation of the amounts it expects to incur for research and development activities in connection with phase 1 clinical trial. In addition, changes in these estimates can have a material effect on revenue recognized.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the management’s collaboration revenue process. As part of our testing, we considered controls over the management’s estimation for measure of progress for the research and development activities in connection with phase 1 clinical trial, including identification of actual costs incurred and management’s estimation of total expected costs used in its measure of progress calculations, as well as controls over the completeness and accuracy of data used in the calculations.

Our audit procedures performed included, gaining an understanding and testing the significant assumptions used in the management’s estimates of total expected costs for the agreement and testing the completeness and accuracy of the underlying data used by the Company in its revenue recognition model. We performed inquiries of the research and development personnel responsible for the specific development projects to corroborate management’s assumptions used in the Company’s estimates of total expected costs, evaluated any changes in the product development timeline and/or increases or decreases in the total expected costs by project on a quarterly basis, and examined evidence supporting key inputs of the revenue recognition model including assessing whether actual costs incurred were appropriate under the terms of the agreement. We compared the estimates of total expected costs to actual costs incurred on a quarterly basis to evaluate management’s ability to forecast costs. We also tested the amount of historical costs incurred and the calculation of amounts recognized under the revenue recognition model.

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 2002

Tel-Aviv, Israel
March 4, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 4, 2025, expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 4, 2025

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$18,229	$13,890
Restricted cash		-	365
Short-term bank deposits		61,397	25,053
Investment in marketable securities	3, 4	23,629	11,742
Trade receivables		-	61,000
Other accounts receivable and prepaid expenses	5	2,742	2,529

Total current assets		105,997	114,579

NON-CURRENT ASSETS:
Restricted long-term bank deposits		343	-
Long-term prepaid expenses		1,888	1,233
Severance pay fund		3,072	2,977
Operating lease right of use asset	6	2,843	1,329
Property and equipment, net	7	852	1,216

Total non-current assets		8,998	6,755

Total assets		$114,995	$121,334

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,838	$3,502
Deferred revenues		9,632	11,149
Current maturity of operating lease liability	6	448	632
Accrued expenses		5,168	7,858
Employees and related accruals		3,074	3,125

Total current liabilities		20,160	26,266

NON-CURRENT LIABILITIES:
Deferred revenues		34,045	25,392
Operating lease liability		2,464	719
Accrued severance pay		3,412	3,398

Total non-current liabilities		39,921	29,509

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at December 31, 2024 and 2023; 89,541,246 and 89,237,465 shares issued and outstanding at December 31, 2024 and 2023, respectively.		248	247
Additional paid-in capital		543,413	539,837
Accumulated other comprehensive income		11	2
Accumulated deficit		(488,758)	(474,527)

Total shareholders’ equity		54,914	65,559

Total liabilities and shareholders’ equity		$114,995	$121,334

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022

Revenue		$27,864	$33,459	$7,500
Cost of revenue		7,930	2,004	975

Gross profit		19,934	31,455	6,525

Operating expenses:

Research and development expenses, net		24,810	34,472	30,648
Marketing and business development expenses		576	244	932
General and administrative expenses		9,439	9,731	10,319

Total operating expenses		34,825	44,447	41,899

Operating loss		(14,891)	(12,992)	(35,374)

Financial and other income, net	12	5,182	3,208	1,738

Loss before taxes on income		(9,709)	(9,784)	(33,636)
Taxes on income, net	10	4,522	8,970	58

Net loss		$(14,231)	$(18,754)	$(33,694)

Basic and diluted net loss per share		$(0.16)	$(0.21)	$(0.39)

Other comprehensive loss:

Unrealized gain arising during the period from marketable securities		$9	$2	$-

Total comprehensive loss		$(14,222)	$(18,752)	$(33,694)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		89,528,031	87,633,298	86,555,628

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount		capital	income	deficit	equity

Balance as of January 1, 2022	86,433,432	$239		$528,533	-	$(422,079)	$106,693

Exercise of options and ESPP shares	191,211	1		352	-	-	353
Share-based compensation issued to employees	-	-		4,328	-	-	4,328
Net loss	-	-		-	-	(33,694)	(33,694)

Balance as of December 31, 2022	86,624,643	240		533,213	-	(455,773)	77,680

Issuance of shares, net	2,612,822	7		3,074	-	-	3,081
Share-based compensation issued to employees	-	-		3,550	-	-	3,550
Other comprehensive income from marketable securities	-	-		-	2	-	2
Net loss	-	-		-	-	(18,754)	(18,754)

Balance as of December 31, 2023	89,237,465	247		539,837	2	(474,527)	65,559

Exercise of options	11,053	(*	)	10	-	-	10
Issuance of shares, net	292,728	1		543	-	-	544
Share-based compensation issued to employees	-	-		3,023	-	-	3,023
Other comprehensive income from marketable securities	-	-		-	9	-	9
Net loss	-	-		-	-	(14,231)	(14,231)

Balance as of December 31, 2024	89,541,246	$248		$543,413	$11	$(488,758)	$54,914

(*) Representing amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss	$(14,231)	$(18,754)	$(33,694)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	3,023	3,550	4,328
Depreciation	486	476	482
Decrease in severance pay, net	(81)	(50)	(81)
Loss from property and equipment sales and disposals	-	7	12
Exchange rate differences loss (gain) on cash balances	(68)	(129)	393
Decrease (increase) in interest receivables from short-term bank deposits and long-term restricted deposit	(855)	92	(584)
Amortization of discount and accrued interest on marketable securities	(1,575)	(280)	-
Decrease (increase) in trade receivables	61,000	(61,000)	-
Decrease (increase) in other accounts receivable and prepaid expenses	(213)	(112)	3,043
Decrease (increase) in long-term prepaid expenses	(655)	666	12
Decrease in operating lease right of use asset	550	568	658
Increase (decrease) in trade payables and employees and related accruals and accrued expenses	(4,410)	3,509	(1,601)
Decrease in deferred participation in R&D expenses	-	(325)	(6,019)
Increase in deferred revenues	7,136	36,541	-
Decrease in operating lease liability	(503)	(645)	(1,062)

Net cash provided by (used in) operating activities	49,604	(35,886)	(34,113)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	60,717	79,242	114,445
Investment in short-term bank deposits	(96,219)	(32,100)	(76,900)
Proceeds from maturity of marketable securities	53,230	10,145	-
Investment in marketable securities	(63,533)	(21,605)	-
Investment in long term restricted deposit	(330)	-	-
Purchase of property and equipment	(118)	(172)	(477)
Costs of disposal of property and equipment	-	-	(10)
Proceeds from sale of property and equipment	1	-	2

Net cash provided by (used in) investing activities	(46,252)	35,510	37,060

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	544	3,081	-
Proceeds from exercise of share-based awards	10	-	353

Net cash provided by financing activities	554	3,081	353

Effect of exchange rate changes on cash	68	129	(393)

Increase in cash, cash equivalents and restricted cash	3,974	2,834	2,907
Cash, cash equivalents and restricted cash at the beginning of the year	14,255	11,421	8,514
Cash, cash equivalents and restricted cash at the end of the year	$18,229	$14,255	$11,421

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$5	$(5)	$(117)
Right-of-use asset obtained in exchange for operating lease liability	$2,064	$71	$237

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$18,229	$13,890	$11,059
Restricted cash	-	365	362

Total cash, cash equivalents and restricted cash	$18,229	$14,255	$11,421

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its AI/ML powered predictive computational discovery platform, recently branded as UnigenTM, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of four clinical stage programs, COM701, COM902, rilvegostomig and GS-0321 (previously COM503). Two programs that the Company is pursuing internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. The Company’s two ongoing clinical trials (that completed enrollment) were initiated in 2023 and are evaluating the triple combination treatment of COM701, COM902 and pembrolizumab, one in platinum resistant ovarian cancer and the other in microsatellite stable colorectal cancer, In addition, the Company is planning to start enrolling patients to our adaptive platform trial in platinum sensitive ovarian cancer, evaluating COM701 as a monotherapy randomized to placebo in sub-trial 1, in the second quarter of 2025. Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from the Company’s COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between the Company and AstraZeneca and is being evaluated in multiple Phase 3 clinical trials and in multiple Phase 2 and Phase 1 trials. GS-0321 (previously COM503), the Company’s potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being developed by the Company in a recently initiated Phase 1 trial. In addition, the Company has an early-stage immuno-oncology therapeutic pipeline that consists of programs aiming to address various mechanisms of immune resistance.

b.
The Company is headquartered in Holon, Israel. Its clinical development activities operate from the Company’s headquarters in Israel and from its United States subsidiary, Compugen USA, Inc., located in San Francisco, CA.

c.
The Company has incurred losses in the amount of $ 14,231 during the year ended December 31, 2024, has an accumulated deficit of $ 488,758 as of December 31, 2024 and has positive cash flows from operating activities in the amount of $ 49,604 for the year ended December 31, 2024. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures for a period at least twelve months from the reporting date.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement”) with Bayer Pharma AG (“Bayer”) for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and additional aggregate milestone payments of $ 23,200.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

On November 29, 2022, Bayer notified the Company that it has resolved to terminate the Bayer Agreement, effective as of February 27, 2023.

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development, and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from COM902.  Rilvegostomig entered the clinic in September 2021, initiated first patient dosing in the first indication in Phase 3 study in December 2023, and first patient dosing in the second indication in Phase 3 study in May 2024. Compugen received a $ 10,000 upfront payment, and $ 30,500 milestone payments out of up to $ 200,000 it is eligible to receive in development, regulatory and commercial milestones for the first product in addition to royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Agreement”) with Bristol-Myers Squibb Company (“Bristol Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

Pursuant to the Master Clinical Agreement, as amended from time to time, Compugen sponsored the trials, which included the evaluation of the combination of COM701 and Opdivo® ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Bristol Myers Squibb and Compugen each supplied their own compounds for the studies.

In conjunction with the signing of the Agreement in October 2018, Bristol-Myers Squibb made a $ 12,000 investment in Compugen, see Note 9b.

Among several amendments to the Master Clinical Agreement, on November 10, 2021, the Agreement was further amended and in conjunction with the signing of the amendment to the Agreement, Bristol Myers Squibb made a $20,000 investment in Compugen, see Note 9b.

On August 3, 2022, the Company and Bristol Myers Squibb entered into a letter agreement pursuant to which the Agreement, as amended from time to time, was terminated as of such date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.
On December 18, 2023, the Company entered into an exclusive license agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including the Company’s COM503 product candidate, now named GS-0321 (“GS-0321 License”), and additional products that may be so developed by Gilead (together with GS-0321, the “Licensed Products”).

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60,000 in January 2024. The Company has continued to develop GS-0321 during the initial development term, which included conducting activities defined within the agreement to advance GS-0321 through the clearance of an investigational new drug application (“IND”). The Company received from Gilead $30,000 in the form of a milestone payment upon clearance of the IND for GS-0321, see also Note 2k. The Company is also eligible to receive up to approximately $758,000 in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive royalties on worldwide net sales of Licensed Products.

The Company is responsible for conducting a Phase 1 clinical trial for GS-0321, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 drug supply), with Gilead providing at no cost its zimberelimab antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321, the Company will initiate the transfer of development activities related to GS-0321 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

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

Gilead withheld at source 15% from the upfront payment and IND clearance milestone amounts paid to the Company in January 2024 and in September 2024, respectively, and is expected to continue and withhold at source all taxes required by law from all payments payable to the Company under the License Agreement.

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

d.	Cash, Cash equivalents and Restricted cash:

Cash and cash equivalents consist of cash in banks and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition. The Company’s restricted cash primarily consists of bank deposits collateralizing the Company’s operating leases and credit cards.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits and restricted long-term bank deposits:

Short-term bank deposits include deposits with maturities of more than three months but less than one year. Long-term bank deposits include deposits with maturities of more than one year. Bank deposits are stated at cost which approximates market values.

Bank deposits as of December 31, 2024 and 2023 are in U.S. dollars and bear an annual weighted average interest rate of 5.51% and 6.20%, respectively.

f.	Investments in marketable securities:

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

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. No credit loss impairment was identified in the year ended December 31, 2024.

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

The long-lived assets of the Company. are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (assets group) with the future undiscounted cash flows expected to be generated by the asset (assets group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets group exceeds the fair value of the assets group. During the years 2024, 2023 and 2022, no impairment losses have been recorded.

i.	Leases:

The Company accounts for its leases according to ASC 842 - Leases (“ASC 842”). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company elected the practical expedient to combine its lease and non-lease components for its leases.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases (Cont.):

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

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property (“IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from COM902. Compugen received a $ 10,000 upfront payment and is eligible to receive up to $ 200,000 for development, regulatory and commercial milestones for the first product, of which $ 30,500 was received as well as tiered royalties on future product sales.

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

On December 18, 2020, the first milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 2,000 in accordance with the criteria prescribed under ASC 606.

On September 29, 2021, the second milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 6,000 in accordance with the criteria prescribed under ASC 606.

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

On May 30, 2024, the fifth milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $ 5,000 in accordance with the criteria prescribed under ASC 606.

On December 18, 2023, the Company entered into an exclusive License Agreement with Gilead. Under the terms of the agreement, the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products derived from a Compugen pipeline program. Compugen received an upfront payment of $ 60,000 and an IND clearance milestone payment of $ 30,000 and is also eligible to receive up to approximately $ 758,000 additional milestone payments subject to and upon the achievement of certain development, regulatory and commercial milestones and as detailed in the agreement.

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

The Company assessed the promises under the License Agreement and concluded that (i) the delivery of the GS-0321 License; (ii) the preclinical research and development activities towards IND approval of GS-0321 (the “IND research and development activities”) and (iii) the contingent promise to additional research and development activities in connection with Phase 1 clinical trial (the “Phase 1 research and development activities”), are capable of being distinct and are distinct within the context of the License Agreement. The Company considered that the license has standalone functionality, considered to be functional intellectual property, and is capable of being distinct. The Company also determined that the IND research and development activities and Phase 1 research and development activities could be provided by resources otherwise available to Gilead and thus are capable of being distinct. Also, the Company concluded that the Company’s contingent promise to additional research and development activities in connection with Phase 1 clinical trial represents a material right.

As a result, the Company concluded that its promise to deliver the GS-0321 License, the promise to perform IND research and development activities and Phase 1 research and development activities represented separate performance obligations in the License Agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.):

The Company also evaluated all milestones and royalties as a possible variable consideration. With respect to clinical development and regulatory milestones, based upon the high degree of uncertainty and risk associated with these potential payments, the Company concluded that all such amounts should be fully constrained and are not included in the initial transaction price as the Company cannot conclude that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Accordingly, the Company did not include any potential clinical development, regulatory and sales milestones and royalties in the initial transaction price.

The Company allocated the transaction price to each performance obligation on a relative estimated standalone selling price basis. The Company developed the estimated standalone selling price for the GS-0321 License based on the present value of expected future cash flows associated with the license and related clinical development and regulatory milestones. In developing such estimate, the Company applied judgement in determining the timing needed to develop the Licensed Product, the probability of success, and the discount rate. The Company developed the estimated standalone selling price for the IND research and development activities using a “cost plus” reasonable margin approach. To determine the estimated standalone selling price of the material right for the Phase 1 research and development activities obligation, the Company estimated the standalone selling price of the underlying performance obligations included in the material right and estimated the probability of the Company’s performance of such obligations.

The Company determined that the GS-0321 License was a functional license since the underlying intellectual property (the “IP”) has significant standalone functionality. In addition, the Company determined that December 18, 2023, represents (i) the date at which the Company made available the IP to Gilead and (ii) the beginning of the period during which Gilead is able to use and benefit from its right to use the IP. Based upon these considerations, the Company recognized the entirety of the initial transaction price allocated to the GS-0321 License performance obligation during the year ended December 31, 2023.

Further, the IND research and development activities and Phase 1 research and development activities performance obligations are recognized over time. The Company using the input method in order to measure the progress of the services, based on the actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. The period over which total costs were estimated reflected the Company’s best estimate of the period over which it would perform the activities to achieve clearance of an IND application for GS-0321 and the phase 1 clinical trial. The Company determined that the input method is the best measure of progress towards satisfying the performance obligation as incurred labor effort represents work performed that corresponds with, and thereby best depicts the transfer of goods and services.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.):

During the year ended December 31, 2024, the Company recognized $ 22,864 of license, IND services and Phase 1 services revenues, and during the year ended December 31, 2023, the Company recognized $ 23,459 of license revenues.

Of the $36,541 of deferred revenue recorded as of December 31, 2023, and additional deferred revenues incurred during the year ended December 31, 2024, the Company recognized $22,864 as revenue during the year ended December 31, 2024. The Company had no deferred revenues as of December 31, 2022. The milestone payment was accounted for as an available consideration and was allocated to the separate performance obligations.

As of December 31, 2024, the Company included deferred revenues of $ 9,632 in current liabilities and $ 34,045 in non-current liabilities.

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue was $43,677. As of December 31, 2024, the Company expects to recognize 22% of its remaining performance obligations as revenue over the next 12 months, and the remainder through 2029.

For additional information regarding revenues, please refer to Note 11 below.

k.	Cost of revenues:

Cost of revenues consist of certain royalties and milestones paid or accrued in addition to research and development services allocated in relation to Gilead license agreement.

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

The portion of the Bristol Myers Squibb $ 12,000 investment in 2018 over the fair market value of the shares issued in the amount of $ 4,121 and the portion of the $ 20,000 investment in 2021 over the fair market value of the shares issued in the amount of $ 5,000 were considered as deferred participation of Bristol Myers Squibb in R&D expenses which is amortized over the period of the clinical trial based on the progress in the R&D, see Note 1f and Note 9b.

Amortization of participation in R&D expenses for the years ended December 31, 2024, 2023 and 2022 were $ 0, $ 325 and $ 6,019, respectively.

m.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. The value of these deposits and policies is recorded as an asset on the Company’s balance sheet. Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional payments are required to be made by the Company to the employee to cover severance obligation.

Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $ 481, $ 432 and $ 468, respectively.

n.	Share-based compensation:

The Company accounts for share-based compensation to employees and non-employees in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company accounts for forfeitures as they occur.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Share-based compensation (Cont.):

The Company selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the most appropriate fair value method for its share-options awards and Employee Share Purchase Plan (“ESPP”). The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following assumptions for options granted to employees, directors and non-employees and ESPP:

	Year ended December 31,
	2024	2023	2022
Employee options

Volatility	90.45%-95.88%	75.93%-80.95%	69.44%-74.61%
Risk-free interest rate	3.47%-4.54%	3.37%-4.81%	1.54%-4.39%
Dividend yield	0%	0%	0%
Expected life (years)	4.02-4.97	4.02-5.06	5.05-5.4

	Year ended December 31,
	2024	2023	2022
ESPP

Volatility	-	-	69.74%
Risk-free interest rate	-	-	1.63%
Dividend yield	-	-	0%
Expected life (years)	-	-	0.50

o.	Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, restricted long-term bank deposit and investment in marketable securities.

Cash, cash equivalents, restricted cash, short-term bank deposits and restricted long-term bank deposit are invested in major banks in Israel and in the United States. Generally, these deposits may be redeemed upon demand and bear minimal risk. The Company's marketable securities consist of investments, which are highly rated by credit agencies, in government debentures.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Basic and diluted loss per share:

Basic loss per share is calculated by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period in accordance with ASC 260, “Earnings per Share”.

All outstanding share options and warrants for the years ended December 31, 2024, 2023 and 2022 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2024, 2023 and 2022 the average number of shares related to outstanding options, RSUs and warrants excluded from the calculations of diluted net loss per share were 8,496,655, 7,921,020 and 8,405,615, respectively.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2024 and 2023, a full valuation allowance was provided by the Company.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities, restricted long-term bank deposit, other accounts receivable and prepaid expenses, trade payable and employees and related accruals and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently adopted accounting pronouncement :

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for the fiscal years beginning after December 15, 2024. The Company adopted the ASU 2023-07 during the year ended December 31, 2024, on a retrospective basis which resulted in updated segment disclosures. See Note 11 in the accompanying notes to the consolidated financial statements for further detail.

t.	Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The ASU requires, among other items, additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the consolidated Statements of Operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its financial statements disclosures.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of December 31, 2024 and 2023:

	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
As of December 31, 2024:
Available-for-sale – matures within one year:
U.S. Treasury	$23,618	$11		$-	$23,629

As of December 31, 2023:
Available-for-sale – matures within one year:
U.S. Treasury	$11,740	$2	$	*	$11,742

* Represents an amount lower than $1

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2024 and December 31, 2023, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months			12 months or greater
	Fair value	Gross unrealized loss		Fair value	Gross unrealized loss

As of December 31, 2024	$-		$-	$-	$-

As of December 31, 2023	$992	$	*	$-	$-

•	Represents an amount lower than $1.

As of December 31, 2024, the Company had no significant unrealized losses related to marketable securities and determined the unrealized losses are not due to credit related losses. Therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of December 31, 2024, all of the Company’s available-for-sale marketable securities were due within one year.

The Company had no sales of marketable securities during the years ended December 31, 2024 and 2023, and accordingly no realized gains or losses were recorded. Proceeds from maturities of available-for-sale marketable securities during the year ended December 31, 2024, and 2023 were $ 53,230 and $ 10,145, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS

The company evaluates assets and liabilities subject to fair value measurements on recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the years ended December 31, 2024 and 2023. The carrying amounts of cash and cash equivalents marketable securities, trade receivables, short term deposits and trade payables approximate their fair value due to the short-term maturity of such instruments.

The following table sets forth the Company’s assets that were measured at fair values of December 31, 2024 and 2023 by level within the fair value hierarchy:

		Fair value measurements as of
Description	Fair Value Hierarchy	December 31, 2024	December 31, 2023

Assets:
Cash equivalents:
Money market funds	Level 1	$13,919	$3,966
Marketable securities:
U.S. Treasury	Level 2	$23,629	$11,742

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Prepaid expenses	$2,473	$2,211
Government authorities	127	92
Other	142	226

	$2,742	$2,529

NOTE 6:-	LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company’s operating leases have original lease periods expiring between 2021 and 2027. The offices in Israel lease include two options to renew, one of which was exercised in 2020. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain. The Company has an option to extend the lease of its offices in Israel until 2031, which is reasonably certain to be assured.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES (Cont.)

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

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2024

Weighted average remaining lease term	6.05
Weighted average discount (annual) rate	7.96%

Operating lease expenses were approximately $ 775, $ 800 and $ 884 in the years ended December 31, 2024, 2023 and 2022, respectively.

Variable payments as CPI, included in the lease expenses, were approximately $ 79, $ 61 and $ 37 in the years ended December 31, 2024, 2023 and 2022, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $ 761, $ 852 and $ 959 in the years ended December 31, 2024, 2023 and 2022, respectively.

Maturities of operating lease liabilities were as follows:

December 31, 2024

2025	$650
2026	584
2027	565
2028 and on	1,809

Total operating lease payments	3,608
Less: imputed interest	(696)

Present value of lease liabilities	2,912

Lease liabilities, current	448
Lease liabilities, non- current	2,464

Present value of lease liabilities	$2,912

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES (Cont.)

The above annual minimum future rental commitments include both of the period covered by the first exercised option with respect to the leased facility of Compugen Ltd. through March 2026 and the second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Computers, software and related equipment	$719	$739
Laboratory equipment and office furniture	3,567	3,519
Leasehold improvements	2,314	2,314

	6,600	6,572
Accumulated depreciation:

Computers, software and related equipment	622	609
Laboratory equipment and office furniture	3,059	2,909
Leasehold improvements	2,067	1,838

	5,748	5,356

Depreciated cost	$852	$1,216

During 2024 and 2023 total cost of $ 92 and $ 1,357, respectively and total accumulated depreciation of $ 92 and $ 1,350, respectively were disposed from the consolidated balance sheets.

During 2024 and 2023 the Company sold equipment with cost of $ 3 and $ 0, respectively and accumulated depreciation of $ 2 and $ 0, respectively. Gains from the sale during 2024 were $ 0.

For the years ended December 31, 2024, 2023 and 2022, depreciation expenses were approximately $ 486, $ 476 and $ 482, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $ 342 related to its offices in Israel, leased cars fueling in Israel and credit card security for its U.S. subsidiary.

b.
Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (the “IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research programs. If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research programs, and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months Term SOFR interest). For the years ended December 31, 2024, 2023 and 2022, the Company had an aggregate of paid or accrued royalties costs (income) to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ (554), $ 1,004 and $ 225, respectively.

As of December 31, 2024, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 9,872.

Following IIA approval that sales related to IL-18BP are excluded from sales subject to IIA royalties payment, the Company decreased previous year royalties accrual related to revenues under the Gilead Agreement in the amount of $ 704 and reduced the cost of revenues for the year ended December 31, 2024, by this amount.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as “Contingent Fees”). For the years ended December 31, 2024, 2023 and 2022, the Company incurred such Contingent Fees in the amounts of $ 0, $ 1,000 and $ 750.

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

For the years ended December 31, 2024, 2023 and 2022, the Company has not paid and did not accrue payments under this agreement.

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2024, 2023 and 2022, the Company did not incur any amount in the research and development expenses in connection with such milestone payment.

f.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the years ended December 31, 2024, 2023 and 2022, the Company incurred in the research and development expenses such milestone payment in the amounts of $ 225, $ 500 and $ 0.

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Issuance of shares:

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol Myers Squibb made a $ 12,000 equity investment in the Company.

Under the terms of the securities purchase agreement, Bristol Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $ 4.95 per share. The share price represented a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $ 4,121 represents the relative fair value of deferred participation of Bristol Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $ 7,788 (net of $ 91 issuance expenses) were considered equity investment.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Issuance of shares: (Cont.)

The premium over the fair market value in the amount of $ 5,000 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D) and $ 14,958 (net of $ 42 issuance expenses) were considered equity investment.

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of the Company’s ordinary shares, if any, are made pursuant to the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement filed on January 31, 2023. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. From the date the Company started selling ordinary shares in 2023 through its ATM and through December 31, 2024, 2,905,550 ordinary shares were issued and sold through the ATM, with proceeds of approximately $ 3,625 (net of $ 548 issuance expenses).

c.	Share option plan:

Under the Company’s 2010 Share Option Plan, as amended (the “Plan”), options and RSUs may be granted to employees, directors and non-employees of the Company and Compugen USA, Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 14,195,152 options and RSUs. The Company’s board of directors last amended the Plan in July 2024, to increase the number of shares available under the 2010 Plan. As of December 31, 2024, an aggregate of 891,922 options and RSUs under the 2010 Share Option Plan of the Company were still available for future grants.

In general, options granted under the Plan vest over a four-year period and expire 10 years from the date of grant and are granted at an exercise price of not less than the fair market value of the Company’s ordinary shares on the date of grant, unless otherwise determined by the Company’s board of directors. The exercise price of the options granted under the Plan may not be less than the nominal value of the shares into which such options are exercisable, and the expiration date may not be later than 10 years from the date of grant. RSUs vest over a four-year period as well. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Company.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Share option plan (Cont.):

Any options that are cancelled, forfeited or expired become available for future grants.

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2024, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,373,745	4.65	6.61	1,912
Options granted	1,027,200	1.88
Options exercised	(11,053)	0.94
Options forfeited	(495,781)	3.33
Options expired	(238,390)	7.67

Options outstanding at end of year	8,655,721	4.31	6.05	802

Exercisable at end of year	5,920,552	5.36	4.93	286

Weighted average fair value of options granted to employees, directors and non-employees during the years 2024, 2023 and 2022 was $ 1.20, $ 0.70 and $ 1.51 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2024, 2023 and 2022 was $ 9, $ 0 and $ 19, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company’s share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of calendar 2024 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount is impacted by the changes in the fair market value of the Company’s shares.

As of December 31, 2024, the total unrecognized estimated compensation cost related to non-vested share options granted prior to that date was $ 3,602 which is expected to be recognized over a weighted average period of approximately 2.56 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	RSUs

A summary of RSUs activity for the year ended December 31, 2024 is as follows:

	Number of RSUs	Weighted average grant date per value
		$

RSUs outstanding at beginning of year	-
RSUs granted	319,150	1.70
RSUs forfeited	(1,800)	1.69

RSUs outstanding at end of year	317,350	1.70

e.	Employee Share Purchase Plan:

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

In the years ended December 31, 2024, 2023 and 2022, 0, 0 and 158,025 ordinary shares, respectively, had been purchased under the ESPP and as of December 31, 2024, no ordinary shares were available for issuance under the ESPP.

f.	The share-based compensation expenses related to options, RSUs and ESPP are included as follows in the expense categories:

	Year ended December 31,
	2024	2023	2022

Research and development expenses	$1,460	$1,933	$2,158
Marketing and business development expenses	115	(41)	269
General and administrative expenses	1,448	1,658	1,901

	$3,023	$3,550	$4,328

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET

a.	Israeli taxation:

1.	Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2024, 2023 and 2022.

2.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2024, there was no taxable income attributable to the Beneficiary Enterprise.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET (Cont.)

a.	Israeli taxation (Cont.):

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

The Company adopted the 2011 Amendment in 2024. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2024.

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

The above changes in the tax rates relating to PTE tax track were not taken into account in the computation of deferred taxes as of December 31, 2024 and 2023, since the Company estimates that it will not implement the PTE tax track.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET (Cont.)

a.	Israeli taxation (Cont.):

4.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement Law”):

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

As of December 31, 2024, Compugen Ltd.’s net operating losses carryforward for tax purposes in Israel amounted to approximately $ 413,900. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET (Cont.)

b.	Non-Israeli subsidiary, Compugen USA, Inc.:

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

As of December 31, 2024, Compugen USA, Inc. has net operating loss carryforwards for federal income tax purposes of approximately $ 1,400. Approximately $300 of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2027 to 2032. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$10,129	$10,164	$34,096
Foreign	(420)	(380)	(460)

	$9,709	$9,784	$33,636

d.
Taxes on income for the years ended December 31, 2024 and 2023, represent withholding taxes on the upfront payment and the IND milestone pursuant to the Gilead license agreement, write-off of tax assets and state income taxes in the United States.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET (Cont.)

e.	Deferred taxes:

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

	December 31,
	2024	2023

Deferred tax assets:
Operating loss carryforward	$95,485	$92,885
Research and development	11,779	12,109
Accrued social benefits and other	2,535	3,072
Lease liabilities	670	312
Property and equipment	-	2

Deferred tax asset before valuation allowance	110,469	108,380
Valuation allowance	(109,814)	(108,073)

Deferred tax asset after valuation allowance	655	307

Deferred tax liabilities:
Right of use assets	(655)	(307)

Deferred tax liabilities	(655)	(307)

Net deferred tax assets	$-	$-

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

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company and Compugen USA, Inc. due to the uncertainty of the realization of such tax benefits and withholding taxes on the upfront payment and the IND milestone pursuant to the Gilead license agreement.

g.	Tax assessments:

The Company has tax assessments through 2019 that are deemed to be final.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one operating segment.

The Company's CODM is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis.

The CODM uses consolidated net loss to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of budget between Research and development, Sales and Marketing, and General and Administrative expenses. Segment assets that are reviewed by the CODM is reported within the Consolidated Balance Sheet as consolidated total assets.

The following table presents selected financial information with respect to the Company’s single operating segment and includes information about segment revenues and significant segment expenses, for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Total Revenues	$27,864	$33,459	$7,500
Less:
R&D expenses
Preclinical	15,374	20,948	17,477
Clinical	15,267	10,627	11,357
SG&A	9,485	9,320	9,690
Financial income, net	(5,182)	(3,215)	(1,738)
Taxes on income	4,522	8,970	58
Other segment expenses*	2,629	5,563	4,350

Net loss	$(14,231)	$(18,754)	$(33,694)

*Other segment expense (income) during the years ended December 31, 2024, 2023 and 2022 includes property and equipment depreciation, participation in R&D expenses, share-based compensation and other adjustments.

Operations in Israel and the United States include research and development, clinical operations, general and administrative, marketing and business development. Total revenues are attributed to geographic areas based on the location of the end customer.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

The following represents the total revenue for the years ended December 31, 2024, 2023 and 2022 and long-lived assets as of December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	2022
Revenue from sales to customers:

Europe	$5,000	$10,000	$7,500
United States	22,864	23,459	-

Total revenue	$27,864	$33,459	$7,500

	December 31,
	2024	2023
Long-lived assets:

Israel	$3,677	$2,468
United States	18	77

Total long-lived assets	$3,695	$2,545

	Year ended December 31,
	2024	2023	2022
Sales to a single customer exceeding 10%:

Customer A	18%	30%	100%
Customer B	82%	70%	-

NOTE 12:-	FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2024	2023	2022

Interest income	$3,489	$2,960	$1,437
Amortization of discount on marketable securities, net	1,747	281	-
Bank fees and other finance expenses	(34)	(31)	(27)
Foreign currency transaction adjustments	(20)	5	340
Gain (loss) from sales and disposals of fixed assets	-	(7)	(12)

Financial and other income, net	$5,182	$3,208	$1,738

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2024	2023

Trade payables and accrued expenses	$58	$53

	Year ended December 31,
	2024	2023	2022
Amounts charged to:

Research and development expenses	$141	$147	$194

For the years ended December 31, 2024, 2023 and 2022 the Company received research and development services related with cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The transaction was at arm’s length.

NOTE 14:-	LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2024	2023	2022
Numerator:

Net loss for basic and diluted loss per share	$(14,231)	$(18,754)	$(33,694)

Denominator:

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	89,528,031	87,633,298	86,555,628

Basic and diluted loss per ordinary share	$(0.16)	$(0.21)	$(0.39)

NOTE 15:-	SUBSEQUENT EVENTS

In January and February 2025, the Company sold through the ATM 3,961,641 ordinary shares, with proceeds of approximately $ 8,870 (net of $ 274 issuance expenses).

- - - - - - - - - - -