Form 20-F
period 2025-12-31
COMPUGEN LTD
filed 2026-03-02
CIK 1119774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 94,553,191 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes          ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	(iii)

PART I.

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

•	We cannot provide assurance that our business model will succeed in generating substantial revenues.

•	Our dependence on collaboration agreements with third parties presents a number of risks.

•	In the near-term, we are highly dependent on the success of COM701, COM902, GS-0321 (previously COM503) and rilvegostomig.

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

•
Our approach to the discovery of therapeutic products is based on Unigen™, our AI/ML powered computational discovery platform, that is not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

•
We are focusing our discovery and therapeutic development activities on therapeutic product candidates for use in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

•
We depend significantly on third parties (including partners) to carry out the research, development and commercialization of our therapeutic product candidates. If we are unable to maintain our existing agreements or to enter into additional agreements with such third parties, mainly collaborators, in the future, our business will likely be materially harmed.

•
We rely on and expect to continue to rely on third parties to conduct our clinical trials. These third parties may not successfully or professionally carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and we may experience significant delays in the conduct of our clinical trials as well as significant increased expenditures.

•
We rely on and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

•	Our reliance on third parties to conduct our clinical trials and other key development activities, which heightens the risks faced by our business.

•	We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

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

As of December 31, 2025, we had an accumulated deficit of approximately $453.4 million. Although we generated a net profit of approximately $35.3 million in 2025, we have incurred approximately $14.2 million and $18.8 million, for the years ended December 31, 2024 and December 31, 2023, respectively, in large part due to the expenditures associated with our ongoing research and development and limited revenues received to date. In addition, we expect to continue to incur net losses in the future due to our anticipated costs and expenses, primarily associated with our research and development and preclinical and clinical activities. We currently have two therapeutic program-based partnership agreements in effect, one with AstraZeneca plc, or AstraZeneca, and the second with Gilead Sciences, Inc., or Gilead. In 2025, we received $65 million as an additional upfront payment from AstraZeneca in connection with an amendment to our previously existing exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca. In 2024, we received an aggregate of $76.5 million from upfront and milestone payments from Gilead (after $13.5 million tax withheld at source) and $5 million as milestone payments from AstraZeneca. We cannot be certain that we will receive additional revenues under any of these partnership agreements or that we will enter into additional arrangements for any of our current or any future therapeutic pipeline programs or with respect to Unigen, our AI/ML powered computational discovery platform, or that such additional arrangements, if any, will provide sufficient revenues to achieve profitability.

We expect to raise additional funds in the future, and if we are unable to raise such additional funds, we may need to limit, curtail or cease operations. To the extent any such funding is based on the sale of equity, our existing shareholders would experience dilution of their shareholdings.

We believe that our current existing cash and cash equivalents, short-term bank deposits and investment in marketable securities will be sufficient to fund operations into 2029, based on our current plans without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change or if our burn-rate increases, our cash balances may only be sufficient for a shorter period of time. We cannot predict with any degree of certainty when, or even if, we will generate significant revenues or achieve profitability, and therefore we expect to need additional funds in the future to continue financing our operations. We may seek additional capital for various reasons, including for our ongoing operations or strategic considerations, even if we believe we have sufficient funds for our current and future operating plans. Additional funds, including proceeds from license or collaborative agreements, or from other financings, may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, our existing shareholders will experience dilution of their shareholdings. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities.

Any failure to raise funds as and when needed would materially harm our business, financial condition and results of operations, and may result in us having to significantly reduce our operations and thereby limiting our ability to pursue some or all of our research and development and clinical therapeutic product candidates.

We cannot provide assurance that our business model will succeed in generating substantial revenues.

Our business model is primarily based on expected future revenues in various forms, including upfront fees, research funding, in-kind funding, milestone payments, license fees, royalties on product sales and other revenue sharing payments from development and commercialization of products by third parties, pursuant to various forms of collaborations for our novel targets and related drug product candidates at various stages of research and development. Our primary focus in immuno-oncology utilizes our Unigen platform to identify novel drug targets and develop innovative therapeutics in the field of cancer immunotherapy. Drug target candidates discovered by our Unigen platform undergo initial target validation studies and, in selected cases, are advanced to the discovery and development of the therapeutic product candidate. Such drug target candidates and their related therapeutic product candidates may serve as the basis for licensing and other forms of third-party collaborations, though there can be no guarantee that we enter into any collaborations following the identification of such drug target candidates or that our Unigen platform will yield any additional drug target candidates or therapeutic product candidates. While we currently have two collaborations in effect, one with AstraZeneca and the second with Gilead, the termination of either or both existing collaborations or any future collaboration agreements may have varying impacts on our financial position and, specifically, our ability to generate revenue. For example, the termination of our agreement with Bristol Myers Squibb in 2022 had different effects on our operations and caused us to lose free access to PD-1 immune checkpoint inhibitor, which has an adverse impact on our expenditure thereby requiring us to purchase PD-1 inhibitor for our clinical studies. The main effect of the termination of the collaboration agreement with Bayer in 2023 was extinguishing our potential to achieve future revenues from such collaboration. The inability to derive adequate revenues, or any, from our business model would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

We have a limited operating history with respect to the partnering and commercialization aspects of our business model upon which investors can base an investment decision or upon which to predict future revenues.

Our ability to generate revenues from partnerships for our novel drug targets and related therapeutic product candidates at various stages of research and development has been limited. To date, we have entered into four partnership agreements with respect to our therapeutic pipeline programs (of which we currently have two collaborations in effect) under which we have received a total amount of $247.2 million (after $13.5 million withholding taxes), of which $32.0 million was in the form of an equity investment. We recognized revenue of approximately $72.8 million in 2025, approximately $27.9 million in 2024 and approximately $33.5 million in 2023 from our partnerships. There can be no guarantee that we will achieve the same level of revenue in the future.

We cannot be certain that our focus on discovery, research and drug development in the field of immuno-oncology, will generate a stable or significant revenue stream. Additionally, financial terms for agreements by other companies, to the degree disclosed, vary greatly and therefore financial terms that may be available for our candidates at the various R&D stages may vary greatly. The inability to derive adequate revenues from our specific drug targets or product candidates would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations. Moreover, our operating history with respect to the partnering and commercialization aspects of our model provides a limited basis to assess our ability to generate significant fees, research revenues, milestone payments, royalties or other revenue sharing payments from the licensing, development and anticipated future commercialization of our programs based on our existing and future novel drug targets and related therapeutic products and any future product candidates.

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

•	our current and/or future collaborators may require us to change or adopt the trial design to fit their business priorities, standards and other objectives;

•	changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under its arrangement or to continue with its collaboration with us;

•	our current and/or future collaborators may terminate the program or the agreement and then compete against us in the development or commercialization of similar therapeutics;

•	disagreements between us and our current and/or future collaborators may lead to delays in, or termination of, the collaboration;

•	our current and/or future collaborations may face internal competition by their internal pipelines;

•	prospective collaborators may hesitate to pursue collaborations on novel target candidates that lack robust validation to serve as a basis for the development of therapeutics; and

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

In March 2018, we entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca, which is currently part of AstraZeneca. Under the terms of the license agreement, as amended (including most recently as December 16, 2025), we provided an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. In connection with such license agreement, AstraZeneca developed rilvegostomig, a PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902.

Subject to termination rights for material breach, bankruptcy or by us for patent challenge by AstraZeneca, the term of the license agreement continues until the expiration of the last royalty term in the territory as further specified in the license agreement. In addition, AstraZeneca may terminate the agreement for convenience upon prior written notice.

While rilvegostomig is currently being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials, recent failures in the TIGIT field, including that of Arcus Biosciences, or Arcus, and Gilead, which disclosed that their Phase 3 STAR-221 study evaluating a domvanalimab-based combination in upper gastrointestinal cancers will be discontinued due to futility, may be reflected in the rilvegostomig trials.

Therefore, if significant adverse unforeseen safety events occur in rilvegostomig trials or lack of efficacy is observed or the collaboration with AstraZeneca is terminated for whatever reason, particularly prior to our signing additional collaboration agreements at that scale, our business and financial condition may be materially harmed.

Our existing partnership agreement with Gilead is subject to many risks.

In December 2023, we entered into an exclusive license agreement with Gilead. Under the terms of the license agreement, we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including GS-0321 (previously COM503), and additional products that may be so developed by Gilead, together with GS-0321 (previously COM503), or the Licensed Products.

Pursuant to the License Agreement, we are responsible for conducting a Phase 1 clinical trial for GS-0321 (previously COM503), including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 (previously COM503) drug supply), with Gilead having the obligation to provide zimberelimab antibody for such trial. Nevertheless, in certain circumstances, Gilead may require us to transfer to them the role of conducting the Phase 1 clinical trial, before the Phase 1 clinical trial is completed. In such case our business and financial condition may be harmed.

Gilead may terminate the agreement for material breach, bankruptcy and even for convenience. If this agreement is terminated, particularly prior to our signing additional collaboration agreement at that scale, our business and financial condition may be materially harmed.

While the Phase 1 clinical trial of GS-0321 (previously COM503) is ongoing, if significant adverse unforeseen events occur in the trial or lack of efficacy is observed or the collaboration is terminated for whatever reason, our business and financial condition may be materially harmed.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025, in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation

In the near-term, we are highly dependent on the success of COM701, COM902, GS-0321 (previously COM503) and rilvegostomig.

Our pipeline currently consists of four clinical-stage programs, which are at various stages of clinical development - rilvegostomig, COM701, COM902 and GS-0321 (previously COM503).

We currently have no products approved for commercialization and are investing a significant portion of our efforts and financial resources into the clinical development of COM701 and GS-0321 (previously COM503) (which is licensed to Gilead). Our near-term prospects are substantially dependent on our ability, or that of any existing and future partners, as applicable, to manufacture, develop, obtain marketing approval for and successfully commercialize any of COM701, COM902, rilvegostomig, and GS-0321 (previously COM503).

With respect to COM701, we have reported favorable safety and toxicity profile and preliminary signals of antitumor activity in our Phase 1 clinical trials with COM701 monotherapy, COM701 combination with nivolumab, and in the triplet combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody) and with triple combination of COM701, COM902 and pembrolizumab and we are currently conducting a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). The preliminary clinical results on COM701 reported to date may not predict the final results of our on-going MAIA-ovarian clinical trial or future clinical trials or otherwise be sufficient to attract a partner or support further development or a future path to registration or drug approval. Even if our clinical trials results are successful, regulatory authorities may require additional preclinical studies or clinical trials, which could be costly and time-consuming, or may ultimately decline to approve our product candidates altogether. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks or failures in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks or failures. See “- From time to time, we publicly disclose preliminary data from our ongoing clinical trials. As more patient data become available, the data and the interpretation of the data may change.

While we have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease, based on recent negative data in the TIGIT field, including the announcement by Arcus and Gilead on December 12, 2025 that the Phase 3 STAR-221 study evaluating a domvanalimab-based combination in upper gastrointestinal cancers will be discontinued due to futility, we currently believe that COM902 has a limited potential to create near-term value to us. We therefore do not plan to initiate new clinical trials with COM902. This decision may be revisited pending further data disclosure regarding TIGIT by other companies.

Rilvegostomig is currently being evaluated by our collaborator, AstraZeneca,in multiple Phase 3, Phase 2 and Phase 1 clinical trials.

GS-0321 (previously COM503), which we licensed to Gilead, is currently being evaluated in a Phase 1 clinical trial that we sponsor and are conducting.

If we advance our programs throughout the different clinical development phases (where with respect to GS-0321 (previously COM503), we are only responsible for Phase 1 clinical development), we will need to expand our personnel and operational capabilities to support these activities. We expect to need to raise additional capital in such event. In part because of our limited infrastructure, limited experience in conducting clinical trials and limited experience in interacting with regulatory authorities, we cannot be certain that our planned clinical trials will be initiated on time, that our clinical trials will be completed on time, if at all, that our planned development programs and development path forward will be designed well or would be acceptable to the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities, or that, even if approval is obtained, such products can be successfully commercialized.

The success of each of COM701, COM902 and GS-0321 (previously COM503) (for which we are only responsible for Phase 1 clinical development) and rilvegostomig which is developed by AstraZeneca, is dependent upon several factors, including the following:

•	the successful clinical trial design (and implementation thereof) and results;

•	ability to fund clinical trials designed to obtain regulatory approval and to become commercially successful;

•	ability to design trials required to allow for a path for registration or obtain regulatory approval;

•	the success of trials designed to support for a path for registration/approval by regulatory authorities;

•	selected regulatory strategy;

•	timely initiation, enrollment and completion of clinical trials;

•	the enrolled patient population’s demographics, prior therapy/ies and other patients characteristics, even if they meet the inclusion/exclusion enrollment criteria;

•	the availability of the patient population selected for enrollment;

•
the safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that is satisfactory for receiving marketing approval by the FDA or comparable foreign regulatory authorities;

•	the safety, tolerability and efficacy profile, alone or in combination with other approved or investigational products, that fits the competitive treatment landscape/ unmet patients’ need;

•	adequate selection of drug dosing;

•	adequate selection of indications;

•	adequate selection of patient populations and patients’ eligibility within such populations;

•	adequate selection of comparator trial arm(s);

•	adequate selection of drug(s) for combinations;

•	access to drugs required for combination studies or approval;

•	successful identification of biomarkers, including for patient selection;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our current and future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment, management and monitoring of CRO arrangements and processes with third-party service providers for conducting the clinical trial;

•	ability to convince clinical investigators in the potential of our clinical drug candidates and their interest in enrolling patients to our studies, pace of opening sites and actual enrollment;

•	establishment and monitoring of manufacturing arrangements and processes with third-party service providers and clinical manufacturing organizations for manufacturing drug substance and drug product;

•	establishment and monitoring of arrangements with third-party suppliers of raw materials and service for fill-finish, packaging and labeling;

•	adequate stability of our drug substance and drug products;

•	supply of our drugs in sufficient quantities and quality for our clinical trials;

•	establishment of arrangements with third-party manufacturers and processes monitoring to obtain commercial quality drug product that is appropriately packaged for sale;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval and the size of the potential patient population;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	the success or failure of other anti-PVRIG, anti-TIGIT and anti-IL-18 binding protein pathway molecules.

Many of these factors are beyond our or our partners’ control, including clinical development by us, our partners and our competitors, the regulatory submission and review process, potential threats to intellectual property rights and the manufacturing, marketing and sales efforts of any current and future third party. If we are unable to develop, receive marketing approval for and successfully commercialize COM701, COM902 and GS-0321 (previously COM503), on our own or with any collaborator, or AstraZeneca is unable to do so with respect to rilvegostomig or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.

We are currently enrolling patients for our MAIA-ovarian trial and expect an interim analysis from this trial in the first quarter of 2027. In addition, we are enrolling patients for our Phase 1 clinical trial to assess the safety and tolerability of GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in participants with advanced solid tumors. Our anticipated time to data in these trials is subject to our ability to enroll a sufficient number of patients that meet our inclusion and exclusion criteria,that such number of eligible patients is sufficient for observing clinical activity, if at all and the time needed to observe events and clinical activity. There can be no assurance that we will complete enrollment or have data from the trial when we anticipate or at all or that our data will support the further development of our potential product candidates.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial (including being a randomized trial), the complexity in managing a large number of sites in different geographies, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to clinical trial sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites and time to activate the sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion or even before any/sufficient imaging assessment, the willingness of patients to participate in our study or attend clinic visits for various reasons, including epidemic and pandemic concerns, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as a changing treatment landscape, including any new drugs that may be approved for the indications we are investigating and any other changes in the regulatory landscape in the indications of interest to us. For example, several pharmaceutical companies are conducting clinical trials with some or all of the arms in the same patient population as in our MAIA-ovarian clinical trial and their molecules might have better clinical efficacy and/or a superior safety profile in such trials. Examples of such studies are Abbvie’s Phase 3 clinical trial of mirvetuximab + bevacizumab (GLORIOSA), Merck’s Phase 3 trial of sacituzumab tirumotecan maintenance treatment with or without bevacizumab (TroFuse-022/ENGOT-ov84/GOG-3103), and Genmab’s Phase 3 trial of Rina-S Plus Standard of Care (RAINFOL-04). Also, after the successful results of Antibody-Drug Conjugates (ADCs), in the platinum resistant ovarian patient population and of pembrolizumab in the KEYNOTE-B96 trial, some of the companies with these agents might also start clinical studies in the maintenance setting in platinum sensitive ovarian patients.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that COM701, COM902, GS-0321 (previously COM503) and our future potential drug products may target. Additionally, other pharmaceutical companies are already clinically investigating their own therapeutic candidates against PVRIG, the target of COM701, or against TIGIT, the target of COM902, and the IL-18 pathway, which GS-0321 (previously COM503) is targeting, which may hamper the enrollment of patients in our trials for COM701, or GS-0321 (previously COM503) and may present a higher bar for success. For example, in the case of COM701, there are currently several PVRIG antibodies in clinical studies and several in Phase 1 clinical trials, such as Biotheus’s (now BioNTech) PM-1009, a PVRIG/TIGIT bi-specific, Simcere’s SIM0348 a TIGIT/PVRIG bispecific antibody, and Hefei TG ImmunoPharma’s NM1F anti PVRIG Ab.

In the IL-18 pathway field, the programs that are more advanced than GS-0321 (previously COM503) and are in clinical-stage as of 2025 include Simcha Therapeutics’ ST-067 (DR-18), a decoy-resistant IL-18 cytokine in Phase 1/2 trials for solid and hematologic malignancies; Bright Peak Therapeutics’ BPT-567, a bifunctional PD-1/IL-18 immunocytokine in Phase 1/2a for solid tumors; and four IL-18–armored CAR-T therapies: TmCD19-IL18 by the University of Pennsylvania in collaboration with Kite/Gilead (Phase 1 for CD19⁺ cancers), EU-307, a GPC3-targeted IL-18–secreting CAR-T by Eutilex (Phase 1 for hepatocellular carcinoma), huCART19-IL18 (also known as 19-28z/IL-18 CAR T cells) by the University of Pennsylvania (Phase 1 completed in B-cell lymphomas), and CD371-YSNVZ-IL18 by Memorial Sloan Kettering Cancer Center (Phase 1 for relapsed/refractory AML).

As a result, we must compete with these competitors for clinical sites, clinicians’ interest and the limited number of patients who fulfill the stringent requirements for participation in clinical trials in general as well as on the clinical value of our data. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients or lack of successful drug performance. The delay or inability to meet planned patient enrollment or successful results may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products and would materially harm our business, financial condition and results of operations and could result in the need to limit or even discontinue our business operations.

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

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our therapeutic product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA that a therapeutic product candidate may not continue development or is not approvable. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Despite the preliminary safety and anti-tumor activity results reported to date from our ongoing Phase 1 clinical trials for COM701 and COM902, we do not know whether the clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to result in the further advancement of clinical development or regulatory approval to market COM701 and/or COM902, or any other of our product candidates when they reach the clinic, in any particular jurisdiction or jurisdictions. The same applies to GS-0321 (previously COM503), which entered the clinic in the beginning of 2025 and to rilvegostomig which is in multiple Phase 3, Phase 2 and Phase 1 clinical trials. It is also possible that, even if one or more of our therapeutic product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, patient population, duration, design, measurements, conduct or analysis of our clinical trials, patient monitoring, the dosing we choose and other factors.

Any inability to successfully complete clinical development could result in additional costs to us, or any collaborators, and impair our ability to generate revenues from product sales, development, regulatory and commercialization milestones and royalties. Moreover, if we, or any collaborators, are required to conduct additional clinical trials or repeat clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, or if we, or they, are unable to successfully complete clinical trials of our product candidates or other testing, or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any collaborators, may, among others:

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

Obtaining marketing approval from regulatory authorities for the sale of any therapeutic product requires substantial preclinical development and then extensive human clinical trials to demonstrate the safety and efficacy of such product candidates. It is impossible to predict when or if any of our programs or those of our collaborators based on our target discoveries will yield products that will be approved for human testing, or if such testing is proven sufficiently safe and effective for further development or to receive regulatory approval for marketing. Preclinical and clinical testing are expensive, time consuming, and subject to uncertainty and require significant financial and management resources. As a company, we have limited experience in conducting clinical trials and have never progressed a product candidate through to regulatory approval. In part because of this lack of experience, our clinical trials may require more time and incur greater costs than we anticipate. We cannot guarantee that any of our therapeutic drug candidates from our pipeline will be advanced into clinical trials or that our clinical trials will be conducted as planned or completed on schedule, if at all. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to continue to achieve such successes at later stages of the clinical studies or to obtain marketing approval for such products.

There can be no assurance that our clinical trials will begin at any predicted date or will be completed on schedule, if at all. We are also conducting clinical trials in additional jurisdictions outside the United States, currently in Israel and France. The FDA or other regulatory authorities could require us to conduct additional preclinical studies or added clinical evaluation under any IND, clinical trial application or similar regulatory filing, which may lead to delays and increase the costs of our preclinical and clinical development programs. There may be unforeseen cultural, legal, and operational issues that could arise in clinical trials outside of the United States impacting the timely and successful completion of our clinical trials in new territories. These factors could lead to increased costs or delays, or even the inability to complete our clinical trials as planned, which could adversely affect our development timelines and could cause us material harm. Moreover, even if these clinical trials begin on time, issues may arise that could result in the suspension of or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement and completion of clinical development include:

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

•
the number of patients required for clinical trials of any product candidates may be larger than we anticipate or can financially support, site activation or enrollment in these clinical trials may be more time consuming than we anticipate, or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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

Serious adverse events or undesirable side effects or lack of efficacy may emerge in clinical trials conducted by other companies running clinical trials investigating the same drug target as us, which could adversely affect our development programs or our capability to enroll patients or partner the program for further development and commercialization.

We initiated a Phase 1 clinical trial for COM902, which targets TIGIT, in March 2020 at the time that additional companies had programs targeting TIGIT in advanced clinical trials, such as Roche and BeiGene (both closed their TIGIT programs, since then) Gilead/Arcus and AstraZeneca. We have no control over their clinical trials or development programs, and lack of or insufficient efficacy such as recently reported by Arcus and Gilead for their Phase 3 STAR-221 study evaluating a domvanalimab-based combination in upper gastrointestinal cancers, which will be discontinued due to futility, has impact on the potential development of COM902 and its potential to be partnered for further development and commercialization and generate revenues for us.The negative outcomes of TIGIT trials in the recent years affects the potential development of COM902 and its potential to be partnered for further development and commercialization and generate revenues for us.

The same risk applies to COM701 and GS-0321 (previously COM503), both of which are in the clinic, and could also apply to any future product candidates that we may seek to develop. For a list of companies that have programs targeting PVRIG and IL-18/IL-18BP see “Item 3. Key Information - D. Risk Factors – Risks Related to Development, Manufacturing, Clinical Trials and Government Regulation - We depend on enrollment of patients in our clinical trials in order to continue development of our product candidates.”

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

Our clinical-stage pipeline is focused mainly on therapeutic antibodies, generated against our discovered targets. These types of therapeutics can be difficult to manufacture in the quantity and quality needed for preclinical, clinical and commercial use. The production of therapeutic antibodies must be conducted pursuant to a well-controlled and reproducible process and the resulting product testing must conform to defined quality standards. Should it prove to be difficult to manufacture or repeat manufacturing, of any therapeutics addressing our drug candidates in sufficient quantities or commercial scale, meeting the required quality standards or in an economical manner to conduct clinical trials and to commercialize any approved therapeutic candidate, our business, financial condition and results of operations would be materially harmed.

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

Companion or complementary diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities and may require separate regulatory authorization prior to commercialization. We may require for our clinical trials or for certain portions of our clinical programs, companion diagnostics and/or biomarkers to correctly identify the right patients for treatment. We rely on access to patient clinical and demographics data, tumor, blood samples for analysis of protein, DNA, and RNA biomarkers. We may rely on third parties for the tumor and blood samples’ handling, processing, and analysis, discovery, development, and validation of these potential biomarker candidates, biomarkers and/or companion diagnostics, as well as the application for and receipt of any required regulatory authorization. If we, or the third parties we engage for this purpose, are unable to successfully discover, validate and/or develop the required companion diagnostics and/or biomarkers for our clinical programs, or experience delays in doing so, the development of our clinical candidates may be adversely affected and this can harm our patient selection and our clinical outcome, as well as obtaining marketing authorization for these product candidates.

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

Our computational drug target discovery activities are primarily focused on the discovery of novel drug target candidates and our therapeutic pipeline is based on our discovered targets.

While we believe that our drug target programs represent a compelling and unique opportunity to generate innovative therapeutics in the field of cancer immunotherapy, they require significant investment in the research and validation of the drug target candidate and in the discovery and development of the respective therapeutic product candidate and bear high risk. Our Unigen platform is a source for the development of innovative therapeutics in the field of cancer immunotherapy, but the inherent lack of sufficient published scientific and clinical data to support the potential of these novel drug targets candidates to serve as therapeutic opportunities, increases the risk of failure. Although we have built AI/ML powered computational discovery platform, branded as Unigen, that we believe is required to scientifically validate our novel drug targets and to later translate them into therapeutic antibody development programs, we cannot be assured that our investment in such novel discoveries will result in validated drug targets that will enable the development of effective cancer immunotherapies, nor that we will realize success in product development or our ability to partner and commercialize such opportunities and generate revenues.

Our approach to the discovery of therapeutic products is based on Unigen, our AI/ML powered computational discovery platform, that is not yet fully proven clinically, and we do not know whether we will be able to discover and develop additional potential product candidates or products of commercial value.

We utilize Unigen, our AI/ML powered computational discovery platform to identity potential novel drug targets. It involves first identifying unmet needs in the field of cancer immunotherapy, where we believe its capabilities would be relevant or could be developed to be relevant. We focus on the discovery of drug targets that could serve as the basis for the development of possible treatments for patients non-responsive, refractory or relapsing to existing cancer immunotherapies. In this field, we apply our computational discovery capabilities, or develop new capabilities, to identify novel drug targets for addressing such unmet patient need.

While we believe that using Unigen to identify novel drug targets may potentially enable the development of innovative therapeutics in the field of cancer immunotherapy, Unigen is not yet fully proven clinically and our efforts may not result in the discovery and development of therapeutic products, or commercially viable or successful therapeutic products. Moreover, AI/ML powered models may provide biased decisions, errors, or security weaknesses, create issues related to model drift and explainability and could negatively affect Unigen and its output (and perspective by potential collaborators). Although our approach has resulted in the discovery of several novel drug targets and their related potential first-in-class or best-in-class therapeutic product candidates in the field of cancer immunotherapy, they are in early stages of research and development or in clinical-stage. Our approach may not result in time savings, higher success rates or reduced costs, or clinically meaningful programs and if not, we may not attract collaborators or develop new drugs as quickly or cost effectively or at all and therefore we may not be able to partner and commercialize our products as expected.

We are focusing our discovery and therapeutic development activities on therapeutic product candidates for use in immuno-oncology. Our current candidates may fail, and we may fail to continue to discover and develop therapeutic product candidates of industry interest in this field.

The focus of our discovery and therapeutic development activities is on therapeutics antibodies in the field of immuno-oncology for treatment of cancer. As a result, we are not undertaking internal discovery and development activities in other therapeutic areas, and presently we only pursue activities in our area of focus. If our current candidates fail, or if the interest in this field continue to decrease, or if the pharma interest in immuno-oncology shifts, or if the pharma interest in drug modalities that we are not developing increases, or if we fail to continue to discover and develop therapeutic product candidates of clinical value and medical interest in this field, or if we fail to discover therapeutic product candidates in a timely manner and generate a sustainable clinical-stage pipeline, or if we are unable to discover drug targets, our business will likely be materially harmed.

There can be no assurance that our therapeutic product candidates or our earlier stage immuno-oncology target candidates in our pipeline will provide clinical advantages or interest, that no long-term adverse effects will be seen, or that other classes of targets or other products or modalities will not be discovered and developed with comparable or superior attributes or clinical activity. In the event of any of these occurrences, the actual and/or perceived value of our pipeline would likely be reduced in which case our business may be materially harmed. To date, we have signed four partnership agreements involving our therapeutic product candidates, two of which, one with AstraZeneca and one with Gilead, are in effect. There is no assurance that we will be able to enter into additional collaborations or agreements on reasonable terms, if at all. In addition, if we fail to continue to discover and validate drug targets or develop product candidates of industry interest in our field of focus, our business will likely be materially harmed. There are many risks associated with our decision to focus on immuno-oncology that include, among others:

•	industry interest in this area or in specific classes/families of drug targets within this area of focus would decrease over time;

•	the continued fatigue impacting the checkpoint inhibitors field;

•	other modalities, such as ADCs, will continue to show beneficial clinical results in indications in which checkpoint inhibitors have failed;

•	not being able to discover novel drug targets in this field;

•	our full scope of target discovery capabilities may not be adequate;

•	having chosen a therapeutic area with a very high degree of competition;

•	having chosen a therapeutic area of great biological complexity and with very high failure rates in product development;

•	long development time to meet endpoints;

•	not choosing the appropriate drug modality; and

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

We do not have the ability to independently conduct clinical trials. We rely and will continue to rely on medical institutions, clinical investigators, contract manufacturing research organizations, contract laboratories, outsourced preclinical and clinical service providers and other third party vendors, such as CROs and advisors, to conduct or otherwise support our clinical trials. We rely heavily and will continue to rely heavily on these parties for execution of clinical trials for COM701 and COM902, GS-0321 (previously COM503) and any other future product candidates we may take to the clinic, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of the clinical trials we pursue is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties, including our CROs, will not relieve us of our regulatory and sponsor responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

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

We rely on and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of preclinical testing and our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. In order to develop products, apply for regulatory approvals and commercialize our products, we need to develop, contract for, or otherwise arrange for access to the necessary manufacturing capabilities. We rely on and expect to continue to rely on contract manufacturing organizations, or CMOs, and other third-party contractors to manufacture formulations and produce larger scale amounts and/or commercial scale of drug substance and drug products required for any clinical trials that we initiate and other related services. Such third parties may not be able to deliver in a timely manner, or at all, or may fail to comply with the FDA’s current Good Manufacturing Practice, or cGMP, to manufacture our drugs in the required quality or quantity. We have entered into manufacturing and supply agreements with third parties for the manufacturing and respective analytics of each of COM701, COM902 and GS-0321 (previously COM503).

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

Our reliance on third parties to conduct our clinical trials and other key development activities, which heightens the risks faced by our business.

We outsource many of our clinical trials activities and other key development activities to third parties, including major preclinical activities, clinical activities, drug development activities, research, validation, discovery, data analytics, quality assurance and others. We do not control the third parties to whom we outsourced these functions and have limited internal expertise to appropriately manage their activities, however, we are materially dependent on them to undertake these activities and provide services. These third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful. In addition, we may contract with third parties outside the United States, which parties may be impacted by among other things, war, political unrest or unstable economic conditions where activities are conducted by such third parties. If these third parties fail to properly or timely perform these activities or provide us with incorrect or incomplete services, this could lead to significant delays in the program or even program failure, along with significant additional costs and damage. In addition, should any of these third parties fail to comply with the applicable laws and regulations and/or research and development or manufacturing accepted standards in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

Moreover, we rely on vendors with whom we engage to verify the results obtained by such third parties and in some cases, primarily with respect to clinical data, we have to rely upon the data provided by the third parties. If we fail to identify and obtain accurate and quality data, services and/or technologies from such third parties, or if the contractual demands of such third parties become unreasonable and we are not able to reach satisfactory agreements with such third parties, we may lose our investment in these services, fail to receive the expected benefits from our discoveries, and our validation and development capabilities, clinical trials or other activities or our final products, may be significantly harmed, delayed or terminated.

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

Our discovery and development capabilities are designed to identify and develop novel products in the field of immuno-oncology and enter into collaborations with potential partners with respect to such novel products in different stages of development. Our objective under our current and any potential future collaborations is that under these collaborations, we will have the right to receive various forms of revenues from such products or product candidates. To date, we have entered into four collaboration agreements with respect to our pipeline programs, only two of which are currently in effect. There can be no assurance that our current or any future agreements for novel targets based on our discoveries and associated product candidates will be successful and thus provide significant revenues to us, nor can there be any assurance that we will be able to enter into additional future agreements. If we are unable to succeed in securing additional license agreements or other collaboration arrangements related to our discoveries and product candidates, our business may be materially harmed.

Currently we have an ongoing collaboration with AstraZeneca, pursuant to which rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, is currently in multiple Phase 3, Phase 2 and Phase 1 clinical trials, and a collaboration with Gilead, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our GS-0321 (previously COM503) product candidate, which is currently in a Phase 1 clinical trial, and additional products that may be so developed by Gilead. In addition, we have two clinical programs fully owned by us, COM701 and COM902, that are available for partnering arrangements.

There can be no assurance that we will be able to establish collaborations for COM701 or COM902 or any collaboration for our early-stage programs or maintain our existing collaborations. Failure to enter into new collaborations may materially harm our business. The research and validation data generated to date for our early-stage pipeline and the clinical data generated for COM701 and COM902 (together with additional data generated by others with respect to PVRIG and TIGIT immune checkpoints), may fail to draw interest of potential partners or may even harm our efforts with negative data. Furthermore, our drug target candidates or therapeutic product candidates may not fit potential partners’ corporate or clinical strategy or may present an insufficient market competitive edge, or not at all. These companies may require more data, including their independent testing of our early-stage therapeutic product candidate, before considering a collaboration. We are therefore dependent on the potential fit of our programs with individual pharmaceutical company strategies and there can be no assurance that we will be able to identify additional partners interested in our programs at their current stages. This may adversely affect our ability to enter into additional agreements for the research, development, license or other form of collaborative arrangements of our therapeutic product candidates, and as a result may harm our business.

We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.

The biotechnology and biopharmaceutical industries are highly competitive, characterized by rapid and significant technological advancements. Our success is highly dependent upon our ability to identify, research and develop innovative therapeutic products based on novel drug targets. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies, specialty pharmaceutical and biopharmaceutical companies, biotech companies, academic institutions, government agencies and other private and public companies and research institutions.

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

While in the cancer immunotherapies space there have been positive clinical results reported by others resulting in some products obtaining approval from the FDA, such as clinical results reported for other drug modalities, specifically ADCs there have been several failures recently, such as Roche’s TIGIT failures in SKYSCRAPER‑06/07/03/14, Merck’s TIGIT failures in Keyvibe-008/010/002, Arcus/Gilead’s TIGIT failure in STAR‑221, and pembrolizumab failure in KEYNOTE-867. This contrasts with some of the positive clinical results reported for other drug modalities, specifically ADCs.

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

In addition to the competition we face in the drug target space, we also face competition in the drug modality field. Technological breakthroughs in new modalities will be a key driver of growth for the biopharma industry over the next decade. Drug discovery and development have undergone an impressive transformation over recent years driven by the emergence of new drug modalities. This expansion in innovative drug modalities has provided an impressive drug modality toolbox to enhance the drug effectiveness and also allow to enhance the potential from such targets that the efficacy of a naked antibody targeting these drug targets has been limited. Such drug modalities include, among others, bi-specifics and tri-specifics antibodies, T cell engagers (TCE), cell therapies, antibody drug conjugates (ADCs), small molecules such as protein degraders, molecular glues, and oligonucleotides based mRNA therapeutics. An example of a drug modality gaining a lot of interest and attention are the ADCs, with fifteen (15) FDA approvals as of 2025 and more than 100 ADCs drugs at different stages of clinical trials. Another field which has gained a lot of pharma interest is the T cell Engagers (TCE) field, following the FDA approval for tarlatamab, a DDL3 TCE, for extensive-stage small cell lung cancer in May 2024.

Competition may further increase as a result of advances in the commercial applicability of computational technologies similar to Unigen, our AI/ML powered computational discovery platform, and greater availability of capital for investment in these AI/ML based industries. Over the last several years, there has been an increase in the interest of pharmaceutical companies, the healthcare community and the investment community in applying computational advanced methodologies, mostly Artificial Intelligence (AI) and Machine Learning (ML) algorithms, to the field of drug discovery, drug design, drug development, precision medicine, manufacturing, clinical trials and digital health. This interest may be seen in the increase in the number of companies within the pharmaceutical and biotech industries which focus on this area, including by establishing internal AI and/or ML capabilities or receiving investments or entering into partnerships or acquisitions in furtherance thereof. Several companies that utilize AI/ML for target discovery in the field of immuno-oncology/cancer and have done recent deals over the past 2 years on target discovery include Cartography, Caris Life Sciences, TrexBio, OBT, AITIA, InSilico Medicine, Disco Pharmaceuticals, InduPro Therapeutics, and Noetik. Our competitors may succeed in discovering targets and therefore also develop product candidates that are competitive with ours either with or without the use of advanced technologies such as AI and ML, which could have a material adverse impact on our business, operations and financial results.

In addition, China’s biotech sector has emerged as a significant competitive force in our industry, as a source of innovation, a hub for clinical trials, and a partner in global deals. This reflects a pivotal shift (first seen in 2023) whereby China’s biotechs increasingly license out drug candidates, underscoring China’s role as a growing source of novel therapies. At the same time, China has become a major hub for clinical trials. Global drug developers are increasingly conducting trials in China to tap into its large patient populations, faster enrollment, and cost efficiencies. Furthermore, Chinese biotechs have become indispensable partners in global biotech collaborations and deals. The total number of biopharma deals involving Chinese companies reached 142 in 2025 (slightly above 2024’s volume), and the cumulative value of these China-related partnerships is increasing. Notably, recent years saw multiple high-profile alliances, for instance, Pfizer’s $1.25 billion licensing of a cancer antibody from China’s 3SBio, and a collaboration between GSK and Hengrui Pharmaceuticals valued up to $12 billion, demonstrating that China is now a key player in advancing new therapeutics. This intensifying innovation output from, and engagement with, China’s biotech industry heightens the competitive pressures we face.

In addition, there is a trend towards mergers and acquisitions in the pharmaceutical, diagnostic and biotechnology industry, which may result in the remaining companies having greater financial resources and discovery and technological capabilities, thus intensifying competition in our industry. Although overall deal volume declined in 2025, the total value of pharma and life sciences M&A surged. In 2025, the number of M&A transactions fell by about 12% compared to 2024, but total deal value climbed roughly by 81% (to around $240 billion globally) as companies pursued fewer but larger acquisitions.

Moreover, it is possible that because of adverse or volatile capital market conditions, companies may be willing to enter into mergers and acquisition transactions or other sale of asset transactions on terms more favorable to acquirer and thereby further intensify competition. This trend together with the surge in China based out-licensing deals as specified above may also result in fewer potential collaborators or licensees for our therapeutic product candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing or potential licensees or collaborators as a result of such consolidation. Additionally, if a consolidating company is already doing business with us, we may lose the interest of the consolidating parties in partnering with us as a result of a modified strategy, new priorities, competition and revised capabilities or portfolio of such consolidated entity. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our therapeutic product candidates or to keep current collaboration in place or on-track and as a result may harm our business.

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

Potential collaborators, including major pharmaceutical companies, might be hesitant to pursue target validation and preclinical and clinical development programs based on novel targets lacking robust experimental scientific support, particularly those discovered through a computational discovery approach.

There is a need for new drug targets generating new treatment options for patients who are non-responsive or refractory to current immunotherapies. Our business model includes selectively entering into collaborations for novel targets and related therapeutic product candidates at various stages of research and development under various revenue-sharing arrangements. Entering into collaborations with product candidates and targets at an early validation stage or drug discovery stage is significantly more challenging than identifying partnerships for later-stage products that would have a more complete data package to support their clinical, business and commercial potential. In addition, although we have demonstrated success in validating our computational discovery capabilities with product candidates in human clinical trials, major pharmaceutical companies may be hesitant to enter into early-stage collaborations based on novel discovered targets, more so if discovered by computer prediction and has no or limited published scientific support, as opposed to drug targets backed with human clinical trial data, or product candidates with significant published experimental validation and scientific support. Therefore, we cannot assure that our business model to enter into partnering arrangements for our early-stage novel targets and product candidates will be successful.

The process relating to entering into potential collaboration agreements is complex and long to implement and, if we are not able to establish collaborations on commercially reasonable terms, we may expend substantial funds and management resources with no assurance of success.

In general, each potential license agreement or other form of collaboration we may enter into will require negotiating with our potential collaborator, a large number of scientific, legal and business terms and conditions that can vary significantly in each instance due to the specific drug target or therapeutic product candidate or candidates involved, the program stage, the potential market opportunity, the potential collaborator’s licensing, development and business operations and strategy, and competition in the partnering and business development space. The accommodation of these requirements mandates thorough consideration of both the scientific and business aspects of each transaction.

Whether we reach a definitive agreement for new collaborations will depend, among other things, upon our assessment of the collaborator’s resources, capabilities and expertise, the terms and conditions of the proposed collaboration, the proposed collaborator’s evaluation of our business, drug targets and therapeutic product candidates, and the competition in the business development space. We may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy or may find any other development hurdles and challenges as a limiting factor. If we are unable to do so, we will need to expend substantial funds and substantial key personnel time and other effort into these business development activities (including pursuing further development) with no assurance of successfully entering into agreements with potential collaborators and this could harm our business.

We rely on our computational discovery capabilities to identify drug targets. Our competitive position could be materially harmed if our competitors develop capabilities similar to ours and identify and develop rival drug targets and product candidates.

We rely on know-how and other proprietary computational processes, data and tools to maintain our competitive computational discovery position. We consider know-how to be our primary intellectual property with respect to our computational discovery capabilities. Know-how can be difficult to protect and enforce. In particular, we anticipate that with respect to our capabilities, this know-how may over time be disseminated within the industry through independent development and the movement of skilled personnel.

We cannot rule out that our competitors may have or obtain the knowledge necessary to identify and develop therapeutic products based on drug targets that could compete with the drug targets we identify. Our competitors may have significantly greater experience in artificial intelligence, computer sciences, algorithmic tool development and alike to identify targets and greater experience in using translational science to develop product candidates and may also have significantly greater financial, product development, scientific, technical and human resources than we do to discover novel drug targets and develop product candidates.

We may not be able to prohibit our competitors from using methods to identify and develop product candidates, including such methods that are the same as or similar to our own. Since our competitors develop products that compete with COM701, COM902 or GS-0321 (previously COM503) or any future product candidates we develop, it may affect our ability to develop and commercialize these product candidates substantially, which could have a material adverse effect on our business prospects, financial condition, and results of operations.

The biotechnology and pharmaceutical industries are highly competitive, and we may be unable to compete effectively.

The biotechnology and pharmaceutical industries in general, and the immuno-oncology field in particular, are highly competitive. Numerous entities in the United States, Europe, China and elsewhere compete with our efforts to discover, validate, develop and partner with licensees and/or collaborators to commercialize drug target and therapeutic products candidates. Clinical trial failures of novel agents in the immuno-oncology field may adversely impact our ability to sign collaborations, and as a result we may be required to advance our programs into clinical development and show clinical proof of concept before we may attract potential collaborators, or we will need to discontinue the programs development. Our competitors include pharmaceutical and biotechnology companies, academic and research institutions and governmental and other publicly funded agencies. We face, for COM701, COM902, and GS-0321 (previously COM503), and expect to continue to face for our future therapeutic product candidates, competition from these entities to the extent they develop products that have a function similar or identical to or competing with the function of our therapeutic product candidates in the field of immuno-oncology that may attract our potential collaborators or that may reach the market sooner. We also face, and expect to continue to face, competition from entities that seek to develop technologies that enable the discovery of novel targets and therapeutic agents in the field of immuno-oncology. These competitors include traditional pharmaceutical and biotechnology companies and additionally, an increasing number of new entities looking to apply computer science, bioinformatics, AI or ML technologies to the field of target discovery. We also expect to face increasing competition from entities that develop new therapeutic modalities addressing the same drug targets or clinical needs. Many of our competitors have one or more of the following:

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

Since we are a small company with limited human and financial resources, we are not able to work with a large number of collaborators in parallel and/or advance a large number of drug targets or therapeutic product candidates in parallel. Our competitors may develop or commercialize products with significant advantages over any therapeutic products we, our collaborators or third-party licensees, may develop. They may also obtain patents and other intellectual property rights before us, or broader than ours, and thereby prevent us from pursuing the development and commercialization of our discoveries. They may also develop products faster than us and therefore limit our market share. Our competitors may therefore be more successful in developing and/or commercializing products than we, our collaborators, or third-party licensees are, which could adversely affect our competitive position and business. If we are unable to compete successfully against existing or potential competitors, our financial results and business may be materially harmed.

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, represents the biggest regulatory overhaul to the health care system in decades and substantially changes the way health care is financed by both governmental and private insurers. Since its enactment, there have been congressional, judicial, and executive challenges and amendments to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to judicial or congressional challenges or additional health reform measures of the Trump administration will impact the ACA and our business.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at the U.S. Department of Health and Human Services, or HHS, the FDA, the Centers for Medicare & Medicaid Services, and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (MAHA) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (PBM) payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process.

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

We expect that any other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

We also conduct clinical trials in France and Israel. Recent regulatory and policy developments in these countries, such as the implementation of the EU Clinical Trials and Health Technology Assessment Regulations in France, and Israel’s accelerated drug registration framework and evolving reimbursement criteria, may impact our clinical development timelines, increase compliance costs, and affect pricing and market access for our products.

In addition, our current and future business operations, including, among other things, our clinical research activities and our business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state, Israel, France and foreign healthcare fraud and abuse, transparency, manufacturer/distributor licensing, and data privacy and security laws. If we are found to be in violation of any of these laws, we could be subject to significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations.

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

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests, separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. While we have not yet developed any companion diagnostic test for our product candidates, if we or our collaborators do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates.

Risks Related to our Operations

Given our level of managerial, operational, financial and other resources, our current activities and future growth may be limited.

We manage our operations, including research and development, clinical trials and preclinical development activities with a limited workforce, which is spread globally, and by using third parties to provide us with services that we do not possess in-house. Our personnel, systems and facilities currently in place may not be adequate to support our current activities or future growth.

If we are unable to maintain or expand our managerial, operational, financial and other resources to the extent required to manage our current and planned activities, our business may be materially adversely affected.

We may be unable to hire or retain key personnel or sufficiently qualified management, clinical and scientific personnel.

Our business is highly dependent upon the continued services of our senior management and key scientific and clinical personnel. While members of our senior management and other key personnel have entered into employment or consulting agreements and non-competition and non-disclosure agreements with us, they can terminate these agreements at any time without cause. We cannot be sure that these key personnel and others will not leave us or compete with us, which could harm our business activities and operations.

It can also be difficult for us to find employees with appropriate experience for our business, which difficulty is further heightened when seeking experienced personnel in Israel and particularly considering the current instability and heightened tensions in Israel and the Middle East. We require a multidisciplinary approach and some of our researchers require an understanding of both exact and biological sciences. In addition, we require experience in drug and clinical development and immuno-oncology, for which there is significant competition for highly qualified personnel in these fields. As a result, and taking into consideration the ongoing situation in Israel and the middle East and the effect thereof outside of Israel, we may face higher than average employee turnover or challenges in hiring due to such competition.

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

We rely on certain third parties, including service providers, vendors, and partners, and their technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other communication functions, and other functions, and to provide other services necessary to operate our business, including our CROs and to keep our financial and corporate records. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties upon which we rely experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if the third parties upon which we rely fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or the third parties’ upon whom we rely supply chains have not been or will not be compromised.

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

Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our data or data held by us or the third parties upon whom we rely (including personally identifiable information, personal data, other confidential information, or other sensitive information). For example, we have been the target of phishing attacks in the past, and expect such attacks will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to continue our operations.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

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

If we or the third parties upon whom we rely experience (or are perceived to have experienced) a security breach or other incident or disruption, which has occurred in the past, we may experience material adverse consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections), federal, state and/or foreign data breach notification obligations, additional reporting requirements and/or oversight, restrictions on processing data (including clinical trial data and other personal data), litigation, indemnification obligations, loss of data (including clinical trial data and other sensitive information) or damage to the integrity of that data, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms. Such attendant consequences may interrupt our clinical trials, reduce demand for our product candidates, and delay or negatively impact the development and commercialization of our product candidates and ability to grow and operate our business. For example, the loss of clinical trial data from the clinical trials of our therapeutic product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurances that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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

In the United States, numerous federal, state, and local laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, that govern the collection, use, disclosure and protection of health-related and other personal data may apply to our operations or the operations of the third parties upon which we rely. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to privacy, security, and transmission of individually identifiable health information. As another example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM imposes specific requirements on our correspondence with subscribers for email communication.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, or CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Additionally, an increasing number of foreign data protection laws may also apply to health-related and other personal data obtained from individuals outside of the United States. For example, the European Union’s General Data Protection Regulation, or EU GDPR, imposes strict introduced new data protection requirements across the EU, including potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue, temporary or definitive bans on data processing, and other corrective actions. Additionally, private litigation related to processing of personal data can be brought under the EU GDPR by classes of data subjects or consumer protection organizations authorized by law to represent their interests. In addition, the Israeli Privacy Protection Law 5741-1981, as amended, and the regulations promulgated thereunder, or the PPL, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as severe fines and penalties, stringent notice requirements, and mandatory appointments of certain privacy and information security-related roles. In August 2025, a comprehensive amendment to the PPL entered into effect. This amendment enhanced the enforcement powers of the Israeli Privacy Protection Authority, granting it significant authority to impose administrative fines for non-compliance. The amendment also introduced broader oversight capabilities and mechanisms for monitoring adherence to privacy guidelines, thereby increasing the compliance requirements for organizations handling personal data in Israel. As a result, there has been a noticeable increase in enforcement activity by the Privacy Protection Authority in this area.

Furthermore, Europe and other jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Economic Area). Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered “foreign persons” and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to engage in certain transactions or agreements.

Conducting clinical operations in Israel and France have increased our exposure and heightened regulatory scrutiny.

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

We maintain privacy policies and other statements regarding data privacy and security. Regulators in the United States, Europe Israel and other territories are increasingly scrutinizing these statements. If these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our practices and to those of any third parties upon whom we rely. In addition, these obligations may require us to change our business model. Compliance with privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose sensitive information, or in some cases, impact our ability to operate in certain jurisdictions. Failure or perceived failure by us or the third parties upon whom we rely to comply with U.S., European, Israel and foreign data privacy or security obligations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or mass arbitration demands, bans on processing personal data, additional reporting requirements or oversight, orders to destroy or not use personal data, and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights or failed to comply with privacy or security obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks associated with integrating artificial intelligence tools into our operations.

We use machine learning and artificial intelligence, including generative AI, automated decision-making technologies, or AI/ML, in certain aspects of our organizational operations. For example, our employees and personnel use AI/ML to perform certain tasks in their work. The integration of AI/ML introduces inherent risks such as data privacy, intellectual property disputes, cybersecurity vulnerabilities, confidentiality concerns, and regulatory non-compliance that may arise from the deployment or misuse of AI/ML systems.

The disclosure and use of personal data in AI/ML technologies is subject to various privacy laws and obligations, as well as increasing regulation and scrutiny. Several jurisdictions around the globe have proposed, enacted, or are considering laws governing AI/ML technologies, such as the EU’s AI Act. Additionally, certain privacy laws extend rights to individuals (such as the right to delete certain personal data) and regulate automated decision making involving certain personal data, which may be incompatible with certain of our uses of AI/ML technologies. These obligations may make it harder for us to operate our business, lead to regulatory fines or penalties, prevent or limit our use of AI/ML technologies, or otherwise harm our business. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML technologies where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Additionally, the complexity and opacity of AI/ML algorithms can lead to unintended consequences or outcomes. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML technologies, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

Our use of AI/ML technologies models hosted or developed by third party providers also presents certain information security risks. For example, any sensitive information that we input into such AI/ML technology platforms could be leaked or disclosed to others, including if sensitive information is used to train third party AI/ML technologies. Where AI/ML technologies ingest sensitive information and make connections using such data, those technologies may reveal other sensitive information generated by the model. AI/ML technologies may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML technologies with bad inputs or logic), or if the logic of the AI/ML technologies is flawed (a so-called “hallucination”).

Adopting and maintaining AI/ML technologies may increase operational costs due to computing demands and specialized expertise requirements, and even if we are successful in maintaining such technologies, our competitors or other third parties may incorporate AI/ML technologies into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. If our technologies (including those of our vendors and subcontractors) fail to perform as intended, our business, financial condition, and results of operations could be adversely affected.

Changes in legal or regulatory frameworks surrounding AI/ML usage may further pose compliance risks or limit the development and application of these technologies. For example, many U.S. federal and state and foreign government bodies and agencies have introduced and/or are currently considering additional laws and regulations governing the use of AI/ML technologies. Any such changes could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.

If a successful liability claim or other claim for damages or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our therapeutic product candidates in clinical trials might expose us to liability. We have obtained clinical trial insurance coverage in amounts that we believe are reasonable and customary in our industry based on the size and design of our clinical trials. However, there can be no assurance that such insurance coverage will fully protect us against some or all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. For example, we will need to increase our insurance coverage if we conduct clinical trials in additional countries or of additional product candidates or if we commence commercialization of any product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or at an amount adequate to satisfy any liability that may arise. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us and retention amounts. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and be subject to adverse publicity, all of which could harm our business.

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

We have applied for patents covering proteins, therapeutic and diagnostic product candidates and their method of use, and the success of our business depends, to a large extent, on our ability to obtain and maintain such patents and any additional patents covering our future product candidates. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We have issued patents and pending patent applications that are related to our product candidates in the U.S., Europe, and other territories. We plan to continue to apply for patent protection for our therapeutic and diagnostic inventions, but we cannot be sure that any of our patent applications will be accepted, or that they will be accepted to the extent that we seek or that they will not be challenged. Additionally, we file for patent protection in selected countries and not in all countries of the world. Therefore, we are exposed to competition in those countries in which we have no patent protection. Also, due to our early-stage pipeline and various business considerations, we may be required to seek patent protection at a very early-stage. This may cause us to file with insufficient supportive data, possibly making it difficult to obtain patents in jurisdictions that do not accept post filing evidence to support the claims, and thus enabling others to compete with us. This may also cause issuance of a patent at an earlier stage, creating a shorter commercialization period under patent protection, possibly enabling others to compete with us. Delays in filing patents may preclude us from obtaining protection on some or all of our product candidates due to others filing ahead of us. Patent applications filed before us, but yet unpublished, may cause us to spend significant resources in areas that due to these previously filed patents or applications we will not be able to obtain patent protection, practice the claimed invention without infringing upon such earlier patents (if granted), or will only be able to obtain a narrower scope of protection than contemplated.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity, scope or enforceability of patents with certainty. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be subject to a third party pre issuance submission of prior art to the patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights in the United States and other jurisdictions which may result in such patents being narrowed, invalidated, or held unenforceable, and thus could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Such proceedings may also result in substantial cost and require our pending patent applications, and those we may file in the future may not result in patents being issued. Furthermore, even if our patents do issue, and even if they are unchallenged, our patents may not adequately protect all our intellectual property or prevent others from designing their products in a way to avoid being covered by our claims. If the breadth or strength of protection provided by the patents we hold is threatened, this could dissuade companies from collaborating with us to develop and could threaten our ability to commercialize product candidates and expose us to unexpected competition that could have a material adverse impact on our business. For example, in October 2020, two parties, one being GSK (following an assignment), filed oppositions in the European Patent Office, or EPO, requesting revocation of our granted European patent relating to anti-PVRIG antibodies and following different proceedings, on July 11, 2023 in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the broad claims in the patent as granted to us. The opposition division’s written decision was received on January 18, 2024, and thereafter, on March 18, 2024, the opponents filed an appeal. Statement of grounds of appeal was filed on May 17, 2024 and we filed a response to the appeal on September 26, 2024. An oral hearing before the board of appeal of the EPO is planned to take place on May 28, 2026. In January 2023, another opposition was filed by GSK, requesting revocation of our granted European patent relating to method of screening for inhibitors of the binding association of PVRIG polypeptide with PVRL2. Following different proceedings, on January 14, 2025, in an oral proceedings hearing, the opposition division of the European Patent Office ruled in favor of maintaining the patent in its amended form, with the amended patent recites method of screening for anti-PVRIG antibodies that are inhibitors of the binding association of PVRIG polypeptide with PVRL2. Since the time for appeal has passed, this decision is final. In May 2023, two other European oppositions were filed by GSK and another party, with respect to anti-PVRIG antibodies competing with COM701. The summons to attend oral proceedings in these oppositions and preliminary opinion by the opposition division were received on October 21, 2024. On October 2, 2025, we filed a written response to the preliminary opinion and on the same date one of the opponents filed its response with respect to the preliminary opinion issued by the opposition division. Since that time, GSK withdrew from the opposition. At the oral proceedings that took place between December 3 to December 5, 2025, the opposition division of the EPO upheld the patent in an amended form. The amended claims of the patent now cover the portion of anti-PVRIG antibodies competing with COM701, which are functional monoclonal anti-PVRIG antibodies for cancer treatment. The opponent may appeal this decision. There can be no guarantee that we will be successful with this or any other opposition proceeding.

Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future and increase the uncertainties and costs surrounding the prosecution of patent applications, and the enforcement or defense of our issued patents. Such changes could diminish the value of our patents and applications, thereby impairing our ability to protect our product candidates, and could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In October 2017, in Amgen v. Sanofi, the Federal Circuit overturned the “newly characterized antigen” test, which permitted patentees to claim a genus of antibodies by describing the structure of a corresponding antigen, on the grounds that it failed to satisfy the requirements found in Section 112 of the Patent Act, 35 U.S.C. § 112. In doing so, the Federal Circuit called into question the validity of numerous existing patents. On May 18, 2023, the United States Supreme Court affirmed the Federal Circuit’s judgement in Amgen v. Sanofi, holding that a functionally-claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. Thus, in the current IP environment in the U.S., we may not be able to obtain or defend broad patent protection on our antibody inventions. In addition, recent U.S. court decisions raise questions regarding the award of patent term adjustment (PTA) for patents in families where related patents have issued without PTA. Thus, it cannot be said without certainty how PTA will/will not be viewed in the future and whether patent expiration dates may be impacted. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents. For example, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before introduction of the system. Under the unitary patent system, European applications have the option, upon receipt of a patent, of becoming a Unitary Patent subject to the jurisdictions of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. All our patents and patent applications for which a request for opt out was available in the sunrise period were opted out. We cannot predict with certainty the long-term effects of any potential changes.

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

We may not be able to prevent, alone or with our licensees or any future licensees, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us, alleging that we infringe their patents. In addition, in a patent infringement or opposition proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. In this respect, as stated above, we are currently facing an appeal before the boards of appeal of the EPO with respect to our granted European broad patent relating to anti-PVRIG antibodies. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease using such trademarks.

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

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could distract the attention of our management. If our defenses against these claims fail, in addition to requiring us to pay monetary damages, a court could deprive our rights in such technologies or features that are essential to our investigational products, if such technologies or features are found to incorporate or be derived from the proprietary information of third parties and prohibit us from using them. Moreover, any such litigation may adversely affect our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants.

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

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, and terrorism against civilian targets in various parts of Israel.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the broader regional security environment remains unstable, with periodic exchanges of fire involving Iran-backed groups in Lebanon, Syria, Iraq and Yemen, elevated threats against Israeli and U.S. targets, and episodic direct strikes between Israel and Iran during 2024 and 2025 that have not resolved underlying tensions. In June 2025, Israel and Iran engaged in direct hostilities, including Iranian launches of drones and ballistic missiles against Israel and Israeli operations against Iranian air defenses and missile production sites with the United States also carrying out strikes on Iranian nuclear facilities before a ceasefire took effect. On February 28, 2026, Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, including the United Arab Emirates, Bahrain and Qatar, as well as against U.S. targets in the Middle East. In addition, Iran may close the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could potentially destabilize the Israeli and global economies. As of the date of this Annual Report, this operation is undergoing and its outcome and the effect that it may have are uncertain.

Hostilities and threats connected to Iran’s regional network, comprising Hezbollah in Lebanon, militias in Syria and Iraq, and the Houthis in Yemen, have included attacks affecting Israel and disruptions to regional maritime routes.

In addition, since late 2025 and into 2026, Iran has faced renewed domestic protests; in parallel, U.S. and European sanctions actions and enforcement have intensified. These factors can influence regional escalation, with potential impacts on Israel’s security and the operating environment for companies based in Israel.

Our headquarters and research and development facilities are located in Holon, which is about 50 kilometers from the Gaza Strip and about 150 kilometers from the western border with Lebanon.  As of the date hereof, the situation in Israel and in the region does not have a material effect on our operations and business and our facilities did not sustain any damage. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations, especially since we conduct clinical trials in Israel.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, and other international tribunals, may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (or 41, in some cases, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

In addition, ongoing political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, after several credit rating downgrades in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating and on January 30, 2026, Moody’s also revised its outlook on Israel to “stable” from “negative, while affirming Israel’s Baa1 long-term local and foreign-currency issuer ratings. Despite this stabilization in outlook by S&P, and Moody’s, other agencies, Fitch Ratings, continued to maintain a negative outlook as of early 2026, citing persistent exposure to geopolitical risks and a polarized political system.

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

We hold most of our cash, cash equivalents and short-term and long-term bank deposits in dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses and administrative expenses for our Israeli based operations, in NIS. As a result, we are exposed to exchange rate fluctuations between the dollar and the NIS, which may have a material adverse effect on our financial condition. For example, if the dollar significantly devaluates against the NIS, then the dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. In 2025 the dollar depreciated against the NIS by 12.5%, and in 2024 and 2023 the dollar appreciated against the NIS by 0.6% and 3.1%, respectively. As a result of these fluctuations, our NIS denominated expenses were affected. Since a considerable portion of our expenses is in NIS, depreciation in the dollar against the NIS has an adverse effect on us.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Inflation in Israel, was 2.6% and 3.2% in 2025 and 2024, respectively, and has affected us by increasing the costs of materials and labor needed to operate our business and could continue to adversely affect us in future periods. Additionally, since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the depreciation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot predict whether the NIS will appreciate against the dollar or vice versa in the future, though during 2025 it appreciated at a rate of 14.3%. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

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

Furthermore, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

Our amended and restated Articles of Association provide that unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders.

Our amended and restated Articles of Association, or Articles, provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action, or a claim or claims arising under the Securities Act, including all causes of action or claims asserted against any defendant to such complaint and that such provision may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have a notice of and to have consented to the choice of forum provisions of our Articles described above. This provision does not apply to causes of action arising under the Exchange Act.

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

Our Articles provide that unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law, 5759-1999, as amended together with all regulations promulgated thereunder, or the Companies Law, or the Securities Law, 5728-1968, as amended and the regulations promulgated thereunder, or the Israeli Securities Law. Such exclusive forum provision in our Articles will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have a notice of and to have consented to the choice of forum provisions of our Articles described above. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

We have received governmental grants from the Israeli Innovation Authority, or the IIA, for the financing of certain activities within the framework of our research and development expenditures. Accordingly, we are obligated to repay the grants by way of royalty payments from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants, or Financed Know-How or as otherwise designated by the applicable IIA programs, approvals and the R&D Law. Such royalties are payable until 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) is repaid with applicable interest (as long as we do not grant licenses thereunder nor transfer production or development outside of the State of Israel). Even following full repayment of any IIA grants (together with the applicable interest), and unless agreed otherwise by the applicable authority of the IIA, we must continue to comply with the requirements of the R&D Law with respect to the Financed Know-How. In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of the Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA; Such prior approval, to the extent given by the IIA, can be conditioned upon the payment of increased royalties and an increase in the overall repayment obligation. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of Company’s products developed with such Financed Know-How, they may prevent us, unless preapproval is obtained as detailed above, from engaging in transactions involving the sale, licensing, outsourcing of development activities, transfer, the grant of access rights and the like, with respect to such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration received, and if applicable, available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA up to six times the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) with applicable interest. Moreover, the government of Israel may, from time to time, audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. During 2025 we received a grant from the IIA under a specific “Maagad” in the amount of approximately 58% of a total budget of approximately $130 thousands. While the terms of the royalty payments to the IIA do not apply to such grant, all other terms of the R&D Law do apply to it. For more information regarding such restrictions please see “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses - The Israel Innovation Authority.”

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

•
the sections of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

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

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we were to no longer qualify as a foreign private issuer, we would be required to file periodic reports and registration statements on domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve increased costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above. Additionally, the SEC is currently considering changes to the foreign private issuer reporting regime, and such changes could either (i) cause us to lose our foreign private issuer status sooner than we otherwise would or (ii) result in additional reporting obligations, either of which would result in increased compliance costs.

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

If our existing shareholders or holders of our options sell, or indicate an intention to sell, substantial amounts of our ordinary shares on the public market, the trading price of our ordinary shares could decline. The perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline. As of December 31, 2025, we had a total of 94,553,191 ordinary shares outstanding.

Based on the number of shares subject to awards under our 2010 Share Incentive Plan, as amended, or 2010 Plan, as of December 31, 2025, 9,915,124 ordinary shares that are subject to outstanding options and RSUs or reserved for future issuance under our 2010 Plan were eligible for sale in the public market (with none under our 2021 Employee Shares Purchase Plan, or ESPP), subject to vesting, and in the case of shares issued to directors, executive officers and other affiliates, the volume limitations under Rule 144 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, on the public market, the trading price of our ordinary shares could decline.

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

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares, through our “at the market offering” (ATM) facility pursuant to a sales agreement entered with Leerink Partners LLC, or Leerink, on January 31, 2023 or other manners, at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders will experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities or ordinary shares with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities or of options, warrants or other rights to purchase ordinary shares may result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preferences and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline.

Our share price and trading volume have been volatile and may be volatile in the future and that could limit investors’ ability to sell our shares at a profit and could limit our ability to successfully raise funds.

During the 2025 calendar year, our closing share price on Nasdaq ranged from a low of $1.18 to a high of $2.57 and trading volume was volatile. The volatile price of our shares and periodic volatile trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares, including:

•	global or regional macroeconomic developments;

•
general market, political and economic conditions in the countries in which Compugen operates, including Israel, outbreak of disease, boycotts, curtailment of trade and other business restrictions and implementation of tariffs and the different effects of the evolving nature of global or regional events, including the current instability in Israel and the Middle East;

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

In addition, the stock market in general, and the market for biotechnology companies in particular, may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance.

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the current and changing security situation in the Middle East and particularly in Israel and the effect of the evolving nature of the current instability in Israel and the Middle East and the general situation in the area. As a result, these companies may experience volatility in their stock prices and/or difficulties in raising additional financing required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East, but also in the United States and worldwide may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

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

Our ordinary shares are traded in more than one market and this may result in price variations.

In addition to being traded on The Nasdaq Capital Market, our ordinary shares are also traded on the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets take place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days due to public holidays in the United States and Israel, even though the TASE recently moved to Monday through Friday trading days, instead on Sunday through Thursday). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

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

Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are classified as a PFIC for any taxable year during which a U.S. shareholder holds our ordinary shares, U.S. investors could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders (as defined in “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”), the addition of interest charges on certain taxes treated as deferred taxes, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF election, or, in some circumstances, a “mark to market” election. A U.S. holder can only make a QEF election with respect to our ordinary shares if we agree to furnish such U.S. holder with certain tax information annually. For any taxable year in which we determine that we are a PFIC, we intend to make available to U.S. holders, upon request and in accordance with applicable procedures, a PFIC Annual Information Statement with respect to such taxable year. There can be no assurance, however, that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide such information for such years.

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

General Risks

Unfavorable global political or economic conditions could adversely affect our business, financial condition or results of operations.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, trade tensions, global geopolitical tensions, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors affecting Israel, the United States or any other markets in which we operate could adversely affect our operations and operating results. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our CDMOs and CROs, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Furthermore, although to date we have not been directly impacted by global conflicts, such as the recent developments between the U.S. and Venezuela, the conflict between Russia and Ukraine, and the inner tensions in Iran and their potential global impact, these conflicts, or any expansion thereof, could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely. Related sanctions, export controls or other actions have been or may in the future be initiated by nations including the United States, the European Union, China or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with whom we conduct business. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Environmental, social and governance matters may impact our business and reputation.

In addition to financial performance, companies are frequently judged on an environmental, social and governance, or ESG, matters, which some investors consider in assessing the long-term sustainability of companies’ performance.

Investing in funds emphasizing ESG performance has grown, and some institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics in these assessments may include, climate change, human rights, ethics and compliance with the law, and board oversight of sustainability issues. In the healthcare industry, public access to a company’s medicines is also considered.

There can be no certainty that we will manage such issues successfully, or meet society’s or investor’s expectations. Actual or perceived failures in our ESG matters performance could adversely affect our brand and reputation, employees’ engagement, and the willingness of our partners to do business with us.

We are subject to U.S. and certain foreign import and export controls, trade sanctions, tariffs, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

There is inherent risk, based on the complex relationships among the United States and the countries in which we conduct our business, that among other factors, political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations, such as the imposition of tariffs. The United States and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could significantly increase tariffs on a broad array of goods. While pharmaceutical products have customarily been granted exemptions from tariffs, recent proposals do not contemplate such exemptions. Trade restrictions and export regulations, or increases in tariffs and additional taxes, including any retaliatory measures, can negatively impact demand, increase our supply chain complexity and our manufacturing costs, decrease margins, reduce the competitiveness of our products, or restrict our ability to sell products, provide services or purchase necessary equipment and supplies, any or all of which could have a material and adverse effect on our business, results of operations, or financial condition.

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change may increase the frequency or severity of extreme weather events and could adversely affect our facilities, operations, or those of our vendors or collaborators. Extreme temperatures or other weather-related events could disrupt our operations or supply chain or increase operating costs. In addition, evolving legal, regulatory, or compliance requirements related to climate change may increase costs or require additional investments, which could adversely affect our business or expected cash runway.

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

Our agent for service of process in the United States is Compugen USA, Inc., our wholly owned U.S. subsidiary located at 101 Montgomery Street, San Francisco, CA 94104, which was incorporated in Delaware in March 1997 and is qualified to do business in California. This subsidiary did not have any significant operations from 2008 to March 2012.

Principal Capital Expenditures

In the years ended December 31, 2025, 2024 and 2023, our capital expenditures were $0.3 million, $0.1 million and $0.2 million, respectively. As of December 31, 2025, we had no significant commitments for capital expenditures.

B. BUSINESS OVERVIEW

Summary

We are a clinical-stage therapeutic discovery and development company utilizing Unigen™, our AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of four clinical-stage programs: COM701, COM902, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, have been evaluated for the treatment of solid tumors as monotherapy and in combinations of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. The last patient in the clinical trial evaluating the triple combination treatment of COM701, COM902 and pembrolizumab (initiated in 2023), received the last dose in January 2026. Currently, the only clinical trial we sponsor and are conducting is a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial) and we expect an interim analysis from this trial in the first quarter of 2027. Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503) our potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that we sponsor and are conducting by us. In addition, we have an early-stage immuno-oncology therapeutic pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled us to advance drug targets from computer prediction through successful preclinical studies to the clinic. Therefore, we believe that we are uniquely positioned to discover and develop innovative treatment options for cancer patients.

Our Strategy

We aim to transform patient lives by developing innovative therapeutics in the field of cancer immunotherapy based on Unigen, our AI/ML powered computational discovery platform. We employ and leverage our key differentiator, the integration of cutting edge computational capabilities with groundbreaking immuno-oncology research and drug development expertise, in the competitive landscape of immuno-oncology to build our pipeline with innovative drugs:

•	We discover novel drug targets with the potential to address the unmet need of patients non-responsive to current cancer immunotherapies

•	We harness our Unigen capabilities to inform our target experimental validation and drug development process; and

•	We apply our capabilities to inform on the program’s mechanism of action, relevant indication/patient population, drug combinations and potential biomarker that may fit for future patient selection.

We believe that the totality of these capabilities uniquely positions us in the discovery and the development of innovative drugs for cancer immunotherapy.

In our clinical therapeutic pipeline, our most advanced programs are:

•
COM701 is our internal lead immuno-oncology pipeline program. COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us that blocks the interaction with its ligand, PVRL2. Our data suggest that PVRIG has a unique biology, differentiated from other checkpoints. PVRIG is dominantly expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in dendritic cells as well as tumor cells. Therefore, PVRIG blockade might induce potent induction of T cell numbers in tumors and unleash antitumor immunity also in indications less responsive to other checkpoint inhibitors, such as ovarian cancer. Phase 1 clinical trials for COM701 were initiated in September 2018. In 2025 we initiated a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). We expect an interim analysis from this trial in the first quarter of 2027.

•
COM902 is a high affinity, fully human antibody developed by us, targeting TIGIT, an immune checkpoint discovered computationally by us. COM902 blocks the interaction of TIGIT with PVR, its ligand. COM902 is potential best-in-class antibody with a non-active Fc tail. COM902 prevents depletion of major TIGIT+ expressing lymphocytes (NK, CD4 and CD8 T cells), supporting rationale for selecting a high affinity anti-TIGIT antibody with an IgG4 backbone and low Fc effector function. Phase 1 clinical trials for COM902 were initiated in March 2020. While we have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease, based on recent negative data in the TIGIT field, including the announcement by Arcus and Gilead on December 12, 2025 that the Phase 3 STAR-221 study evaluating a domvanalimab-based combination in upper gastrointestinal cancers will be discontinued due to futility, we currently believe that COM902 has a limited potential to create near-term value to us and we therefore do not plan to initiate new clinical trials with COM902. This decision may be revisited pending further data disclosure regarding TIGIT by other companies.

•
Rilvegostomig is a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902 and is being developed by AstraZeneca pursuant to an exclusive license agreement with AstraZeneca. AstraZeneca initiated its first Phase 3 clinical trial at the end of 2023, dosing its first patient in December 2023 and rilvegostomig is currently being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials.

•
GS-0321 (previously COM503) is a potential first-in-class high affinity antibody, which blocks the interaction between interleukin-18 binding protein (IL18BP) and interleukin-18 (IL-18). The inflammasome-induced pro-inflammatory cytokine, IL-18, is present at high levels in the tumor microenvironment, where it is expected to naturally activate anti-tumor effector cells, such as T and NK cells. Nevertheless, IL-18 is one of the rare cytokines that is naturally blocked by an endogenous high affinity inhibitor, called IL-18BP. GS-0321 (previously COM503) was designed to free natural IL-18 activity in the tumor microenvironment by releasing it from IL-18BP, thereby increasing the local concentrations of IL-18 within the tumor where it can potentiate anti-tumor immune responses, potentially overcoming the limitations of systemically administered cytokines. GS-0321 (previously COM503) is licensed to Gilead and is being developed by us in a Phase 1 clinical trial. The Phase 1 clinical trial is designed to assess the safety and tolerability of GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in participants with advanced solid tumors.

Research Focus - Immuno-Oncology

Our research and development efforts focus on identifying novel drug targets and developing innovative therapeutics in the field of cancer immunotherapy.

Cancer immunotherapies continue to represent a rapidly expanding commercial market. According to Precedence Research, the global immune checkpoint inhibitors market size is estimated at $58.53 billion in 2025 and is projected to reach approximately $229.60 billion by 2034, reflecting a compound annual growth rate (CAGR) of 16.40% from 2025 to 2034.

The immune system is naturally programmed to seek out and destroy abnormal cells. Cancer is believed to thrive, in part, because of a number of cellular mechanisms that aid in the evasion of immune response. Such mechanisms of immune system evasion include masking or reducing the expression of tumor antigens to avoid detection, recruiting T-cell suppressor cells or expressing inhibitory molecules that suppress immune activation, inducing conditions in the tumor microenvironment that promote tumor cell proliferation and survival, and a number of other factors. Immuno-oncology therapies that overcome immune suppression by stimulating responses directed to cancer cells have emerged as a powerful means of counteracting the cellular mechanisms that enable the growth and spread of tumors. Immuno-oncology agents are expanding as a potential path to durable and long-lasting responses in certain patients.

Our discovery strategy is focused on the discovery of novel drug targets which may provide new cancer immunotherapies for enhancing anti-tumor immune responses in cancer patients.

Therapeutic Pipeline

•	COM701 - a therapeutic antibody targeting PVRIG

Pathway expression and preclinical data

COM701 is a potentially first-in-class humanized antibody that binds with high affinity to PVRIG, a novel immune checkpoint target candidate discovered by us, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses. In addition, COM701 combined with PD-1 pathway blockers have demonstrated synergistic effects in enhancing human T cell stimulation and inhibiting tumor growth in murine models, supporting the suggested intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

Furthermore, our data show that PVRIG is expressed in stem-like memory T cells (TSCM) and PVRL2 is expressed in dendritic cells, as well as in PD-L1 low less inflamed tumors. Therefore, this unique expression pattern and resulting biology might enable PVRIG blockade to be active in patients with less inflamed tumors, such as ovarian cancer. In addition, expression studies showed that PVRIG and its ligand, PVRL2, are expressed in a broad variety of tumor types, with ovarian cancer having one of the highest expressions of the pathway. We are currently conducting a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent as maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). We expect an interim analysis for the MAIA-ovarian trial in the first quarter of 2027.

COM701 Clinical Programs

In September 2018, we dosed our first patient in the Phase 1 clinical trial of COM701 and through December 31, 2025, we conducted multiple Phase 1 studies across tumor types, patient populations and combinations. Below is a table showing key COM701 expansion cohorts efficacy data as monotherapy and in combinations disclosed in scientific conferences.

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

Clinical data disclose from COM701 related studies in 2025 (covered in the table above as well):

On October 18, 2025, at the European Society of Medical Oncology (ESMO) in Berlin, Germany, we presented a poster of pooled analysis of previously presented data reflected in the table above (with an additional year of follow-up), supporting the anti-tumor activity and safety profile of COM701 in heavily pre-treated patients with platinum resistant ovarian cancer (PROC).

Conclusions from the poster provided that:

•
The pooled analysis demonstrates that COM701 was well tolerated and showed consistent, durable responses in patients with heavily pretreated platinum-resistant ovarian cancer - particularly in those without liver metastases, representing patients with lower disease burden and potentially less immunosuppressive tumor microenvironment.

•	The results of the analysis support the rationale for evaluating COM701 as maintenance therapy in earlier lines of treatment.

•	COM902 - a therapeutic antibody targeting TIGIT

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

While we have reported preliminary signals of antitumor activity from our Phase 1 dose escalation monotherapy trial of COM902 with a best response of stable disease, based on recent negative data in the TIGIT field, including the announcement by Arcus and Gilead on December 12, 2025 that the Phase 3 STAR-221 study evaluating a domvanalimab-based combination in upper gastrointestinal cancers will be discontinued due to futility, we currently believe that COM902 has a limited potential to create near-term value to us and we therefore do not plan to initiate new clinical trials with COM902. This decision may be revisited pending further data disclosure regarding TIGIT by other companies.

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

Rilvegostomig is currently being evaluated by AstraZeneca in multiple Phase 3, Phase 2 and Phase 1 clinical trials, with the first patient dosed in the first Phase 3 clinical trial in December 2023.

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

In January 2025, we dosed the first patient in the dose escalation monotherapy cohort of the Phase 1 clinical trial, which is expected to enroll up to 200 participants, to evaluate GS-0321 (previously COM503) as monotherapy and in combination with zimberelimab in patients with advanced solid tumors.

On November 7, 2025, at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC), in National Harbor, Maryland, USA, we presented a trial in progress poster of the first in human clinical trial to assess the anti-IL18BP antibody, COM503 (GS-0321) in participants with advanced solid malignancies.

Biomarker Driven Strategy

We recognize that one of the major limitations of current immunotherapy approaches is the lack of tools to help predict patient responses. By applying the integration of Unigen with our ground-breaking immuno-oncology research and drug development expertise, we aim to identify biomarkers that can help us predict which patients are most likely to respond to our novel therapies. This long-term approach also seeks to improve the probability of success of our clinical studies.

We currently apply these capabilities in three different areas.

Firstly, we are computationally analyzing omics data using our Unigen platform to identify tumor indications in which the pathway of our target plays a role. This analysis is thereafter validated experimentally, and the validated data is used for indication selection for our clinical trials.

Secondly, the identification of potential biomarkers for future patient selection. In this approach, we are using various cutting-edge technologies and methodologies on both biopsies, liquid biopsies, and blood samples. The different technologies may include immunohistochemistry, transcriptomic, genomic and proteomic analysis. The generated data is added to the Unigen platform databases and then analyzed computationally to identify potential biomarkers for patient selection and used in discovery projects aimed at uncovering potential novel drug targets.

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

Early-Stage Pipeline

Immuno-oncology had made a breakthrough in the treatment of cancer, and biological drugs blocking immune checkpoint targets or directly activating immune cells have resulted in long-term patient survival in certain cancer types. Despite their potential, current immuno-oncology agents are limited to a few targets and are only effective in certain patients and in certain cancers. We believe that the identification of novel drug targets with a unique and differentiated mechanism of action has the potential to broaden the reach of cancer immunotherapies to more types of cancer and many more patients.

Our early-stage research programs are supported by our Unigen platform and consist of drug targets which may provide new cancer immunotherapies for patients.

Our AI/ML powered Computational Discovery Approach

Our target discovery is a proprietary, data driven computational process that we initiate based on an unmet medical and therapeutic strategy, which dictates the target discovery approach, the appropriate tools and most relevant data to be analyzed. We have developed drug target discovery capabilities that leverage the power of AI/ML based computational algorithms, guided by our scientific expertise and extensive public and proprietary datasets, to identify novel drug targets towards the development of new cancer immunotherapy treatments. Our multi-omics datasets and analysis are designed to identify novel drug target candidates, which are generally difficult to identify using traditional experimental approaches or literature mining. We believe that our cutting-edge AI/ML powered computational capabilities integrated with our ground-breaking immuno-oncology research and drug development expertise is a key differentiator from others employing computational discovery approaches.

Our broadly applicable computational drug target discovery capabilities employ a suite of cloud-based solutions and purpose-built algorithms to sort through both public and proprietary datasets encompassing genomics, single cell RNA sequencing, proteomics and spatial transcriptomics, combined with machine learning based analysis of tissue spatial images. From these massive datasets, our platforms analyze characteristics, such as gene structure, protein domains, predicted cellular localization, expression pattern, as well as other characteristics to identify potential druggable targets and predict their expression pattern and biological functions. Over the past decade, we have continued to refine our analysis by incorporating new public and in-house experimental data and adding AI/ML powered tools under the Unigen platform. The platform uses computational methods that learn patterns from large, diverse biological and experimental datasets to enhance our ability to identify, assess, and prioritize novel drug targets. It combines advanced analytical capabilities with our scientific expertise to streamline discovery workflows and strengthen the value and impact of our computational discovery platform.

We have demonstrated the applicability of our computationally discovery approach in identifying multiple drug targets, including PVRIG, TIGIT, IL-18BP and ILDR2, the first three now serve as the targets for therapeutic antibodies currently being evaluated in the clinic by us and others. The antibodies designed to block these targets are or have been evaluated in clinical trials by us (COM701, COM902 and GS-0321 (previously COM503)) or by our partners (bapotulimab and rilvegostomig).

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

We are responsible for conducting the Phase 1 clinical trial for GS-0321 (previously COM503), including handling the regulatory matters in connection therewith, and are bearing the costs of such trial (including the GS-0321 (previously COM503) drug supply), with Gilead having the obligation to provide us its anti-PD-1 antibody, zimberelimab, for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321 (previously COM503), we are required to initiate the transfer of development activities related to GS-0321 (previously COM503) to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products. Such transfer may also take place under certain circumstances prior to the completion of the Phase 1 clinical trial.

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

Under the terms of the license agreement, as amended, we granted an exclusive license to AstraZeneca to use our monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca has the right to create multiple products under this license agreement and is solely responsible for all research, development and commercial activities under the license agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902 and entered the clinic in September 2021 and initiated Phase 3 with first patient dosing in December 2023.

From the date of the license agreement until the recent amendment thereto dated December 16, 2025, we received a $10 million upfront payment and were eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as mid-single-digit tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 clinical trial evaluating rilvegostomig), an additional $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 clinical trial evaluating rilvegostomig), an additional $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 clinical trial evaluating rilvegostomig), and an additional $5 million in 2024 (triggered by dosing of the first patient in the second Phase 3 clinical trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product. In 2024, AstraZeneca provided a non-risk adjusted peak year revenue target for rilvegostomig of over $5 billion.

On December 16, 2025, we amended the license agreement and sold to AstraZeneca a portion of our existing royalty interest in rilvegostomig for a $65 million upfront payment which was paid in December 2025 and for an addition of $25 million to the next milestone payment to be paid to us, which is the first acceptance of the Biologics License Application (“BLA”). Following the amendment, we remain eligible for potential future regulatory and commercial milestones of up to $195 million (including the $25 million stated above) for rilvegostomig. In addition, we maintained the majority of our royalties, being eligible for tiered royalties of up to mid-single digit on future sales, also after the amendment.

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

In conjunction with the signing of the MCTC in October 2018, Bristol Myers Squibb made a $12 million investment in us and in conjunction with the signing one of the amendments to the MCTC in November 2021, Bristol Myers Squibb made additional $20 million investment in us. In both investments, the share price paid by Bristol Myers Squibb represented a 33% premium over the closing price of our ordinary shares on the last trading day immediately prior to the execution of the applicable securities purchase agreement. In these two investments, we issued Bristol Myers Squibb 4,757,058 ordinary shares aggregately.

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

Any product candidates that we successfully develop will compete with currently approved therapies and new therapies that may become available in the future. We face, and expect to continue to face, ongoing competition from entities that discover novel targets and develop novel products, and that have therapeutic product candidates or products that address the same drug targets or act by similar, or possibly identical, mechanism of action as well as by different mechanisms but address the same drug target or patient population or unmet clinical need. Our potential competitors are also comprised of companies that discover and develop monoclonal antibody therapies and/or therapeutic proteins to novel targets, and/or other modalities, including bi-specifics and tri-specifics antibodies, T cell engagers (TCE), cell therapies, ADCs, small molecules such as protein degraders, molecular glues, and oligonucleotides based mRNA therapeutics. Specifically, in the field of immune checkpoints for cancer immunotherapy, there are several leading pharmaceutical and biotechnology companies as well as smaller biotechnology companies and academic institutions that are developing cancer immunotherapies to enhance immune response towards tumors, some of which may be based on the same targets we pursue. For examples of the competition we face, see “Item 3. Key Information - D. Risk Factors - Risks Related to Intellectual Property - If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.” and “Item 3. Key Information – D. Risk Factors - Risks Related to Competition and Commercialization - We operate in a highly competitive and rapidly changing industry which may result in others discovering, developing or commercializing competing products ahead of us or more successfully than we do.”

Our discovery programs depend, in large part, on our computational discovery capabilities in integration with our immuno-oncology experimental capabilities and drug development capabilities as well as our proprietary data to make inventions and establish intellectual property rights in our drug target candidates and product candidates. There are additional companies exploring computational approaches and systems for drug target discovery and other means by which such inventions and intellectual property can be generated. We believe that our computational capabilities, and specifically our Unigen platform, provide us with a competitive advantage in predicting protein functions and expression and linking proteins to specific mechanisms and diseases, and as a result, predicting novel immuno-oncology drug targets. We believe that this advantage is made possible by building an integrated immuno-oncology platform for discovery based on cutting-edge AI/ML powered computational capabilities integrated with our ground-breaking immuno-oncology research and drug development expertise, as well as our unique team of multidisciplinary research scientists, who have vast experience in computational discovery, including developing and handling advance data science approaches, and who over time discovered several drug targets that entered clinical trials and have generated peer reviewed publications in scientific journals.

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

Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our biology capabilities and discovery capabilities, our patents and patent applications, particularly with respect to our discovered proteins, therapeutic and diagnostic product candidates. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents, especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets, and otherwise protect our intellectual property. We design our patent strategy to fit the business competitive landscape and continual legislative changes. In addition, we periodically analyze and examine our patent portfolio to align it with our pipeline strategy and business needs. We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic product candidates. As of February 1, 2026, we had a total of 78 issued and allowed patents, of which 16 are U.S. patents, 7 are European patents and additional 55 patents in other territories. Our issued and allowed patents expire between 2036 and 2038. As of February 1, 2026, we had over 142 pending patent applications that have been filed in the United States, Europe and in other territories as well as pending patent applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing. The patents issued in the U.S. and Europe for COM701 and COM902 were issued between 2017 and 2025 and should expire no earlier than 2036. These patents include issued claims directed to, among others, the composition of these product candidates and/or methods of using the same to treat cancer by activating T cells and/or NK cells, and/or combinations of our product candidates with other checkpoint inhibitors. Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic product candidates, only with respect to candidates or programs that are being actively pursued internally or with partners, or that we believe to have future commercial value. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or programs that do not meet these criteria.

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

We are currently facing an appeal before the board of appeal of the EPO with respect to our granted European broad patent relating to anti-PVRIG antibodies. For information about our oppositions, see “Item 3. Key Information – D. Risk Factors - Risks Related to Intellectual Property - If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.”

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

We entered into agreements with certain CMOs for the manufacturing and respective analytics of COM701, COM902 and GS-0321 (previously COM503). Our manufacturing strategy is currently structured to support the current clinical development of COM701 and COM902 and GS-0321 (previously COM503) (for which we are responsible for the Phase 1 clinical development). Although we believe the general manufacturing strategy developed for the United States or in Europe will be applicable in other geographies, specific strategies for other geographies will be developed, if required, as part of our clinical and commercial plans for such other geographies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Dependence on Third Parties - We rely on and expect to continue to rely completely on third parties to manufacture and supply our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality and quantity levels, prices or timelines.”

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

Other Healthcare Laws

Our current and future business operations, including, among other things, our clinical research activities and our business and financial arrangements and relationships with healthcare providers, physicians and other parties through which we may market, sell and distribute our products, once approved, may be subject to extensive U.S. federal, U.S. state and foreign healthcare fraud and abuse, transparency, and data privacy and security laws. For example, U.S. federal civil and criminal laws and regulations prohibit, among other things: knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs; knowingly presenting or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program; and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (including a private payor), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Many U.S. states and foreign countries have analogous prohibitions that may be broader in scope and apply regardless of payor. Additionally, some state and local laws require certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction. In addition, we may be subject to U.S. federal, U.S. state and foreign laws that require us to report information related to certain payments and other transfers of value to certain health care professionals, as well as ownership and investment interests in our company held by those health care professionals and their immediate family members, and data security and privacy laws that restrict our practices with respect to the use and storage of certain data.

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

For example, in the United States, there have been several initiatives implemented to achieve these aims. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. With regard to biopharmaceutical products, the ACA has, among other things, expanded and increased industry rebates for products covered under Medicaid programs and changed the coverage requirements under the Medicare Part D program. There have been congressional, judicial, and executive branch challenges and amendments to the ACA, which has resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, triggered automatic reduction to several government programs, including reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032, unless additional congressional action is taken.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at the U.S. Department of Health and Human Services, or HHS, the FDA, the Centers for Medicare & Medicaid Services and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (MAHA) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (PBM) payment methodologies, among other things. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.

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

Coverage and Reimbursement

Market acceptance of products is dependent on the extent to which coverage and reimbursement is available from third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Coverage decisions may not favor new products when more established or lower cost therapeutic alternatives are already available. Even if we obtain coverage for a given product, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. Coverage and reimbursement policies for products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for products among third party payors in the United States. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. For example, the U.S. Department of Health and Human Services, or HHS, imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Additionally, we, or our collaborators, may develop companion diagnostic tests for use with our product candidates, once approved. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

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

D. PROPERTY, PLANTS AND EQUIPMENT

In December 2015, we moved to our facilities in Holon, Israel where we leased an aggregate of approximately 35,250 square feet of office, biology laboratory facilities and warehouse. Following the exercise of our first and second option, we lease 30,140 square feet under that lease that will expire on March 14, 2031. Compugen USA, Inc. no longer leases office space.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP as of December 31, 2025, and with any other financial data included elsewhere in this Annual Report.

Background

We are a clinical-stage therapeutic discovery and development company utilizing Unigen™, our AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. Our innovative immuno-oncology pipeline consists of four clinical-stage programs: COM701, COM902, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, have been evaluated for the treatment of solid tumors as monotherapy and in combinations of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. The last patient in the clinical trial evaluating the triple combination treatment of COM701, COM902 and pembrolizumab (initiated in 2023), received the last dose in January 2026. Currently, the only clinical trial we are sponsor and conduct is a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial) and we expect an interim analysis from this trial in the first quarter of 2027. Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from our COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), our potential first-in-class high-affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that we sponsor and conduct. In addition, we have an early-stage immuno-oncology therapeutic pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

Our business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements. Integrating cutting edge computational capabilities with ground-breaking immuno-oncology research and drug development expertise is our differentiator and has enabled us to advance drug targets from computer prediction through successful preclinical studies to the clinic. Therefore, we believe that we are uniquely positioned to discover and develop innovative treatment options for cancer patients.

A. OPERATING RESULTS

Overview

Since our inception, we have incurred significant losses and, as of December 31, 2025, we had an accumulated deficit of $453.4 million. We expect to continue to incur net losses in the foreseeable future.

We are currently pursuing clinical development of our internal program COM701 as well as GS-0321 (previously COM503) on behalf of our partner, Gilead, for which we are only responsible for the Phase 1 development. We have two partnerships in place, one with AstraZeneca, who is developing rilvegostomig, an anti PD-1/TIGIT bispecific antibody with a TIGIT-specific component that is derived from our COM902 antibody and is in multiple Phase 3, Phase 2 and Phase 1 clinical trials, and the second, with Gilead, pursuant to a license agreement for our GS-0321 (previously COM503) program, which is currently in Phase 1 clinical trial.

We incurred net profit of approximately $35.3 million in 2025, and net loss of approximately $14.2 million in 2024 and approximately $18.8 million in 2023. We expect to continue to incur net losses for the foreseeable future due in part to the costs and expenses associated with our research, discovery and development activities. While we currently have two active collaborations, our business model primarily involves establishing collaborations for our novel targets and therapeutic product candidates at various stages of research and development to provide us with potential milestone payments and royalties on product sales or other forms of payments.

Our research and development expenditures have always comprised a significant portion of our total cash expenditures, and they are expected to remain our major operating expense in 2025.

We believe that we have sufficient cash and cash equivalents, short-term bank deposits and investment in marketable securities in order to sustain our operations into 2029, based on our current plans without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. However, if our plans change or if our burn-rate increases, our cash balances may only be sufficient for a shorter period of time. For a detailed description of our cash and cash equivalents position, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Years Ended December 31, 2025 and 2024

Revenues. Revenues for the year ended December 31, 2025, were approximately $72.8 million, compared with $27.9 million in the comparable period of 2024. The revenues for 2025 include the upfront payment from AstraZeneca in the amount of $65 million following the amendment of the license agreement with them and the portion of the upfront payment and the IND milestone payment from the license agreement with Gilead allocated to the Phase 1 research and development activities, while the revenues for 2024 reflect the portion of the upfront payment and the IND milestone payment from the license agreement with Gilead allocated to the IND and Phase 1 research and development activities and to the license granted to Gilead, in addition to the clinical milestone from the license agreement with AstraZeneca in the amount of $5 million.

Cost of Revenues. During the year ended December 31, 2025, cost of revenues was approximately $9.3 million compared with approximately $7.9 million cost of revenues in the comparable period of 2024. Cost of revenues for the year ended December 31, 2025, represents the cost of Phase 1 activities related to the license agreement with Gilead and royalties to the Israeli Innovation Authority, or the IIA, in connection with our revenues, while cost of revenues for the year ended December 31, 2024, represents the cost of IND and Phase 1 activities related to the license agreement with Gilead and royalties to the IIA in connection with our revenues from AstraZeneca, offset by royalty reversal in 2024 due to exemption from royalties on IL-18BP received from the IIA.

Research and Development Expenses, net. Research and development expenses during 2025 decreased by 8% and totaled approximately $22.8 million compared with approximately $24.8 million in the comparable period of 2024. The decrease was mainly due to lower clinical expenses resulting from winding down prior clinical trials, partially offset by an increase in clinical expenses related to MAIA-ovarian trial initiated in 2025. Research and development expenses, as a percentage of total operating expenses, were 71% in 2025 and in 2024.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 6% to approximately $0.5 million in 2025 compared with approximately $0.6 million in the comparable period of 2024. Marketing and business development expenses, as a percentage of total operating expenses, were 2% in both 2025 and 2024.

General and Administrative Expenses. General and administrative expenses during 2025 decreased by 6% to approximately $8.9 million in 2025 compared with approximately $9.4 million in the comparable period of 2024. The decrease during 2025 was mainly attributed to lower D&O insurance premium costs coupled with lower legal fees partially offset by higher salary related expenses. General and administrative expenses, as a percentage of total operating expenses, were 28% in 2025 and 27% in 2024.

Financial and Other Income, net. Financial and other income decreased by 21% to approximately $4.1 million in 2025 from approximately $5.2 million in the comparable period of 2024. The decrease was mainly attributed to lower cash balances during most of the year and lower interest rates and lower yield on marketable securities leading to lower accretion and financial income.

Taxes on Income, net. Taxes on income were approximately $0.1 million in 2025 compared with approximately $4.5 million in the comparable period of 2024. The taxes on income in 2024 represent primarily taxes withheld by Gilead on the IND milestone payments.

Net profit and loss. Net profit was approximately $35.3 million in 2025, compared with net loss of $14.2 million in the comparable period of 2024.

Net profit and Loss per share. Net profit per share was 38 cents per basic share in 2025, compared with net loss of 16 cents per basic share in the comparable period of 2024, and net profit per share was 38 cents per diluted share in 2025, compared with net loss of 16 cents per diluted share in the comparable period of 2024.

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

Taxes on Income, net. Taxes on income were approximately $4.5 million in 2024 compared with $9.0 million in the comparable period of 2023. The taxes on income in 2024 and 2023 represent primarily taxes withheld by Gilead on the upfront the IND milestone payments.

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

The corporate tax rate in Israel was 23% in 2025, 2024 and 2023.

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

Certain amendments to the Investment Law became effective in January 2011, or the 2011 Amendment. Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Benefiting Enterprises prior to June 30, 2015 dividends distributed from taxable income derived from Benefiting Enterprises to another Israeli company would not be subject to tax. While a company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Benefiting Enterprise, as previously described, no additional tax liability will be incurred by a company in the event of distribution of dividends from Preferred Income. We have elected to implement the 2011 Amendment and we currently have a Preferred Enterprise.

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

As of December 31, 2025, our net operating loss carry-forward for Israeli tax purposes amounted to approximately $381.4 million. Under Israeli law, this net operating loss may generally be carried forward indefinitely and offset against certain future taxable income.

As of December 31, 2025, the net operating loss carry-forward of our U.S. subsidiary for federal income tax purposes amounted to approximately $1.5 million. Approximately $0.3 million of this loss are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire between 2027 and 2032.

Use of our U.S. net operating loss may be subject to substantial annual limitation due to the “change in ownership” provisions of the Code and similar state provisions. The annual limitation may result in the expiration of net operating loss before utilization.

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

For the year ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company sold 4,862,076, 292,728, and 2,612,822 ordinary shares, respectively, pursuant to the Sales Agreement, for gross proceeds of approximately $10.9 million, $0.6 million, and $3.6 million, respectively, and net proceeds (after deducting expenses and commissions paid) of approximately $10.5 million, $0.5 million, and $3.1 million respectively. From January 1, 2026 until February 28, 2026, we have not sold any ordinary shares pursuant to the Sales Agreement.

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

License Agreement

AstraZeneca License Agreement

On March 30, 2018, we and AstraZeneca, entered into an exclusive license agreement to enable the development of bi-specific and multi-specific immuno-oncology antibody products based on the Company’s monospecific antibodies that bind to TIGIT, including COM902, pursuant to which the Company received an upfront payment of $10 million and was eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as mid-single-digit tiered royalties on future product sales, out of which we accrued $2 million in 2020 as a preclinical milestone, $6 million in 2021 as a clinical milestone (triggered by the dosing of the first patient in a Phase 1/2 clinical trial evaluating rilvegostomig), $7.5 million in 2022 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE Phase 2 clinical trial evaluating rilvegostomig), $10 million in 2023 as a clinical milestone (triggered by the dosing of the first patient in its ARTEMIDE-Bil01 Phase 3 clinical trial evaluating rilvegostomig), and an additional $5 million in 2024 (triggered by dosing of the first patient in the second Phase 3 clinical trial evaluating rilvegostomig). If additional products are developed, additional milestones and royalties would be due to us for each product.

On December 16, 2025, we amended the license agreement and sold to AstraZeneca a portion of our existing royalty interest in rilvegostomig for a $65 million upfront payment which was paid in 2025 and for an addition of $25 million to the next milestone payment to be paid to us, which is the first acceptance of the BLA. Following the amendment, we remain eligible for potential future regulatory and commercial milestones of up to $195 million (including the $25 million stated above) for rilvegostomig. In addition, we maintained the majority of our royalties, being eligible for tiered royalties of up to mid-single digit on future sales, also after the amendment.

Gilead License Agreement

On December 18, 2023, we and Gilead, entered into an exclusive license agreement, pursuant to which we granted Gilead an exclusive license under our preclinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including our GS-0321 (previously COM503) product candidate, or together, the GS-0321 (previously COM503), and additional products that may be developed by Gilead, together with GS-0321 (previously COM503), the Licensed Products.

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

If additional products are developed, additional milestones and royalties would be due to us.

Capital Resources

In 2025, our primary sources of cash were mainly:

•	cash received from our partner, AstraZeneca;

•	proceeds from ordinary shares sold through the Sales Agreement with Leerink; and

•	cash at hand and yield on investment of such cash balances.

We used these funds primarily to finance our business operations.

We expect that our sources of cash for 2026 will include cash at hand at the end of 2025. Additional potential sources of cash may include proceeds generated from agreements with collaborators and other third parties with respect to our novel targets and therapeutic drug candidates and proceeds from issuance of ordinary shares pursuant to our equity plans, from the Sales Agreement and other financing transactions.

Net Cash Used in or Provided by Operating Activities

Net cash provided by operating activities was approximately $31.6 million in 2025, compared with approximately $49.6 million in 2024 and net cash used in operating activities of approximately $35.9 million in 2023. Decrease in net cash provided by operating activities in 2025 compared to 2024 was mainly due to $65 million derived from upfront payment collected from AstraZeneca in 2025, compared with $91.5 million derived from upfront payment and clinical milestones payments collected from Gilead and from AstraZeneca, net of withholding taxes in 2024, offset by operating expenses on cash basis.

Net Cash Used in or Provided by Investing Activities

Net cash provided by investing activities was approximately $30.0 million in 2025, compared with net cash used in approximately $46.3 million in 2024 and net cash provided by investing activities of approximately $35.5 million in 2023. Increase in net cash provided by investing activities in 2025 compared to 2024 was mainly due to increase in our cash and cash equivalents.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $10.6 million in 2025, approximately $0.6 million in 2024 and approximately $3.1 million in 2023. The principal source of cash provided by financing activities in 2025, 2024 and 2023 was proceeds received from sale of ordinary shares through the Sales Agreement with Leerink.

Net Liquidity

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits and investment in marketable securities. As of December 31, 2025, we had cash and cash equivalents, short-term bank deposits and investment in marketable securities of approximately $145.6 million compared to approximately $103.3 million on December 31, 2024. We believe that our existing cash, cash equivalents, short-term bank deposits and investment in marketable securities will be sufficient to fund our operations over the next 12 months. We believe we will meet longer-term expected future cash requirements into 2029 based on our current plans, without considering the possible receipt of any additional funds, such as proceeds from existing or additional licensing and/or collaborative agreements, or from financings. We believe that our working capital is sufficient for our present requirements.

The table below summarizes our contractual obligations as of December 31, 2025, and should be read together with the accompanying comments that follow.

	Payments due by period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	3,538	721	1,394	1,292	131
Accrued Severance Pay, net(2)	244	-	-	-	244
Total	3,782	721	1,394	1,292	375

(1)  Consists of operating leases for our facilities and for motor vehicles. Includes the first and second five-year option periods of the lease of the Israeli facility. The first option was exercised during 2020 and the second option was exercised during 2025.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We invest heavily in research and development. Research and development expenses were our major operating expenses representing approximately 71% of total operating expenses in 2025 and in 2024 and approximately 78% in 2023. Our research and development expenses, net, were approximately $22.8 million in 2025, approximately $24.8 million in 2024, and approximately $34.5 million in 2023. As of December 31, 2025, 53 of our employees were engaged in research and development on a full-time basis. This represents approximately 71% of our entire work force at that time.

We focus our efforts on the development of our discovery capabilities and related technologies, and the discovery and validation of our drug targets and the preclinical and clinical development of the respective therapeutic products. Our pipeline programs are continuously evolving, and we expect that in 2026 our research and development expenses will continue to be our major operating expense.

We believe that our future success will depend, in large part, on our ability to discover promising drug target candidates and therapeutic product candidates and to successfully advance the research and development of certain of our product candidates in our internal pipeline towards preclinical and clinical studies and to successfully develop these products or enter into revenue-sharing partnering agreements with pharmaceutical companies with respect to them at the various development stages and eventually the success of such products.

Research and Development Grants

We have participated in programs offered by the IIA that support research and development activities. See Note 8b to our 2025 consolidated financial statement. Except for a grant received from the IIA in 2025 under a specific “Maagad” program of the IIA in the amount of approximately 58% of a total budget of approximately $130 thousands (to which the royalty payments terms to the IIA do not apply, however all other terms of the R&D Law do apply to it), we have not applied for additional grants from the IIA for research and technological development since 2012.

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

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products and/or services which incorporate Financed Know-How, or IIA Products, or as otherwise designated by the applicable IIA programs, approvals and the R&D Law, until 100% of the dollar value of the grant is repaid, plus, as follows: (i) with respect to grants received on or after January 1, 1999 and until December 31, 2023, the applicable interest is (a) LIBOR interest until December 31, 2023, and (b) from January 1, 2024, the 12 months Term SOFR interest as published on the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, together with an additional 0.71513% to the applicable interest rate, and (ii) with respect to grants received on or after January 1, 2024, the applicable interest shall be the 12 months Term SOFR interest as detailed in section (b) above. As of December 31, 2025, we received grants from the IIA in the principal amount of approximately $7.3 million that are subject to royalty payment to the IIA. Therefore, our contingent obligation for royalties, net of royalties already paid or accrued in the sum of approximately $4.4 million, along with the accumulated LIBOR/SOFR interest to date of approximately $5.4 million, totaled to approximately $8.3 million as of December 31, 2025.

With respect to the Company’s requirement to pay royalties, in February 2025, the IIA approved that the Company will be required to pay royalties from all revenues of the Company, other than from income derived from sales associated with products related to IL-18BP (which currently include, GS-0321 (previously COM503)).

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits, or DAAT Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium – for which it received from the IIA a total amount of approximately $2.1 million, in two MAGNETON programs, for which it received from the IIA approximately $0.6 million and most recently in a Maagad program for which it is entitled to receive approximately 58% of a total budget of approximately $130 thousands. These grants do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, as detailed below, do apply. The R&D Law requires that the manufacture of products which incorporate Financed Know-How will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval, to the extent given by the IIA, may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The R&D Law also provides that Financed Know-How and any right derived therefrom may not be sold, licensed, outsourced for development activities or otherwise transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The Research Committee operating under the IIA may approve the sale, license, outsourcing for development activities or otherwise transfer of Financed Know-How between Israeli entities, provided that the transferee undertakes all the obligations in connection with the grant as prescribed under the R&D Law. In certain cases, the research committee may also approve a transfer of the Financed Know-How outside of Israel, in both cases, subject to the receipt of certain payments calculated according to a formula set forth in the R&D Law. In the case of transfer outside of Israel, a payment of up to six times the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) with applicable interest; and in the case the R&D activity related to the Financed Know-How remains in Israel, a payment of up to 3 times of such total amount. These approvals are not required for the sale or export of any products resulting from such R&D activity or based on such Financed Know-How. In addition, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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

Unfavorable Global or Domestic Political or Economic Conditions

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S. or in any other markets in which we operate could adversely affect our operations and operating results and can result in increased operations costs. After several credit rating reductions in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating and on January 30, 2026, Moody’s also revised its outlook on Israel to “stable” from “negative, while affirming Israel’s Baa1 long-term local and foreign-currency issuer ratings. Despite this stabilization in outlook by S&P and Moody’s, other agencies, including Fitcch Ratings, continued to maintain a negative outlook as of early 2026, citing persistent exposure to geopolitical risks and a polarized political system. While these downgrades and negative outlook as of late 2025 did not have an immediate nor direct impact on us, an extended period of economic disruption, including a continued market downfall in Israel, which may be impacted by such downgrades or by some agencies maintaining negative outlook, by future downgrades, by the continuing instability in Israel and the Middle East and its surrounding countries, including as a result of the armed conflicts in the region and the political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, as well as other global conflicts, such as the recent developments between the U.S. and Venezuela, the conflict between Russia and Ukraine, and the inner tensions in Iran and their potential global impact, or as a continued market downfall in the United States or any other major market in which we or our partners operate, could materially affect our ability to secure additional funds and could further materially affect our business, strategy, results of operations and financial condition.

Exchange Rate

A significant portion of our expenses is denominated in currencies other than the dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in foreign currencies against the dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The depreciation of the dollar against the NIS was 12.5% in 2025 and the appreciation of the dollar against the NIS was 0.6% and 3.1% in 2024 and 2023, respectively. For more information regarding exchange rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Interest rate

A significant portion of our cash and cash equivalents is invested in bank deposits or in marketable securities and bear interest or yield that depends on the interest rate. The Company’s financial income is therefore subject to interest rate risk. Interest rates can be volatile, and a substantial change in interest rates could increase or reduce the Company’s financial income and net loss. In addition to the impact on our cash and cash equivalents, rising interest rates, or the perception thereof, may have wide economic impacts, including an adverse impact on capital markets, the price of our shares and on supplies that we require to acquire for our different operations. For more information regarding interest rate risk please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Interest Rate Risk.”

Trend Towards Biologics

Biologics (monoclonal and bispecific antibodies, ADCs, enzymes and engineered proteins) represent one of the fastest growing segments in the drug industry, making up 31% of FDA approved drugs in 2023, 32% in 2024, and 25% in 2025. The growth of this class has driven a large number of companies to invest in new technologies (e.g., bi-specific monoclonal antibodies, multi-specific antibodies, ADCs, antibody fragments, T cell engagers) and new approaches to fully exploit the potential of this class. As these new modalities become more widely available, they raise the bar for differentiation, making it increasingly challenging for novel therapeutic candidates, especially those based on traditional formats, to stand out in a competitive landscape. The broadening array of technologies addressing drug targets may therefore reduce the relative attractiveness of earlier‑generation or less differentiated therapeutic approaches.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements and other financial information appearing in this Annual Report requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to revenue recognition and share-based payments.

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

In December 2020 the program under the exclusive license agreement with AstraZeneca achieved a preclinical milestone and in September 2021, November 2022, December 2023 and May 2024 such program achieved clinical milestones and in connection with such milestones, we recognized revenues in an amount of $2 million, $6 million, $7.5 million, $10 million and $5 million, in the years 2020, 2021, 2022, 2023 and 2024, respectively, and in 2025 we amended the license agreement with AstraZeneca and sold a portion of our royalty interest to AstraZeneca, leading to revenue recognition of $65 million, all in accordance with the criteria prescribed under ASC 606. See Note 2j to our 2025 consolidated financial statements.

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

During the year ended December 31, 2025, the Company recognized $7,764 of Phase 1 services revenues, during the year ended December 31, 2024, the Company recognized $22,864 of license, IND services and Phase 1 services revenues, and during the year ended December 31, 2023, the Company recognized $23,459 of license revenues. As of December 31, 2025, the Company included deferred revenues of $10,970 in current liabilities and $24,943 in non-current liabilities.

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

Share-based compensation expense recognized under ASC 718 was approximately $1.9 million, $3.0 million and $3.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to Compugen’s directors and senior management as of February 28, 2026:

Name	Age	Positions
Anat Cohen-Dayag, Ph.D.(1)	59	Executive Chair of the Board of Directors
Eran Ophir, Ph.D.(2)	48	President and Chief Executive Officer, Director
Mathias Hukkelhoven, Ph.D.	72	Director
Gilead Halevy(3)(4)	59	Director (Chairman of the Audit Committee and of the Nomination and Corporate Governance Committee and Lead Independent Director)
Kinneret Livnat Savitzky, Ph.D.(4)(5)	58	Director
Eran Perry(3)(5)	55	Director
Sanford (Sandy) Zweifach(3)(4)(5)	69	Director (Chairman of the Compensation Committee)
Michele Holcomb, Ph.D.(6)	57	Director
David Silberman	42	Chief Financial Officer
Michelle Mahler, MD	48	Chief Medical Officer
Pierre Ferre, Ph.D.	48	Chief Operating Officer
Zurit Levine, Ph.D.	58	Senior Vice President, Business Development
Sharon Kredo-Russo, Ph.D.	46	Senior Vice President, Research & Discovery
____________________

(1)	Served as President, Chief Executive Officer, and Director until September 16, 2025, and on such date transitioned into her current role as Executive Chair of the Board of Directors.

(2)	Served as Chief Scientific Officer until September 16, 2025, and on such date transitioned into his current role as President, Chief Executive Officer, and Director

(3)	Member of our Audit Committee

(4)	Member of our Nomination and Corporate Governance Committee

(5)	Member of our Compensation Committee

(6)	Joined the Board of Directors on February 11, 2026

Dr. Anat Cohen-Dayag was appointed Executive Chair of Compugen’s Board of Directors in September 2025, having served as President and CEO of Compugen for 15 years and a member of Compugen’s board of directors for more than 10 years. Dr. Cohen-Dayag has about 30 years of experience in the biotech industry, both in R&D and executive leadership roles. Dr. Cohen-Dayag joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and Chief Executive Officer. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from Compugen’s proprietary AI/ML-driven computational discovery platform, Unigen™, and entered into global strategic partnerships with pharma companies. Dr. Cohen-Dayag is also a member of the board of directors of Yeda Research and Development Company Ltd. (the commercial arm of the Weizmann Institute of Science) and over the years has been a director on multiple boards of private and public companies. Prior to Compugen, Dr. Cohen-Dayag held several senior positions advancing R&D innovation across multiple biotech companies. Dr. Cohen-Dayag holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Dr. Eran Ophir was appointed President and Chief Executive Officer of Compugen and joined Compugen’s Board of Directors in September 2025. Prior to his current position, Dr. Ophir served in various managerial and executive roles at Compugen for nearly a decade. In his most recent position as Chief Scientific Officer, he led research and discovery efforts and played a central role in building the Company’s innovative immuno-oncology pipeline and corporate strategy. Dr. Ophir joined Compugen in 2015 as a senior scientist and has since held various positions in Compugen with increasing responsibilities including appointment to the management team in March 2020. Dr. Ophir received a B.Sc. in Bioinformatics from Tel Aviv University, a Ph.D. in Biology from the Weizmann Institute of Science and served as a Postdoctoral Research Fellow at the Ludwig Institute for Cancer Research, Switzerland.

Dr. Mathias (Math) Hukkelhoven joined the Board of Directors in March 2022 and serves as a Venture Partner for Panacea Venture Management Company Ltd. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Dr. Hukkelhoven has been a consultant for several biotech companies and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Dr. Hukkelhoven joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. Prior to joining Bristol Myers Squibb, Dr. Hukkelhoven held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Dr. Hukkelhoven received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Gilead Halevy joined the Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries Corp. Ltd.; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and as a director of Keter Holdings Ltd., S. AL Holdings Ltd., Plastfit Ltd. AA Politiv (1999) Ltd. and Odem Scientific Applications Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Kinneret Livnat Savitzky joined the Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as an entrepreneur in residence at Team8. Dr. Livnat Savitzky also serves on the board of directors of Ramot (TTO of Tel-Aviv University). Between 2017 and 2021 she served as the Chief Executive Officer of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as Chief Executive Officer of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed Chief Executive Officer of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Eran Perry joined the Board of Directors in July 2019. Mr. Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder of several pharmaceutical companies including Seanergy Dermatology, Follicle Pharma Silverskate Bio and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Sanford (Sandy) Zweifach joined the Board of Directors in June 2018. Mr. Zweifach is a senior executive with over 32 years of experience in the life sciences industry. He has extensive experience in corporate partnering, business development, operations, private and public investing, and capital raising. Mr. Zweifach founded and served as Chief Executive Officer of both Nuvelution Pharma, Inc. and Ascendancy Healthcare, Inc. Mr. Zweifach was also a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. Prior to this, he was Chief Executive Officer of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was President of the firm’s M&A and financing division and was also responsible for oversight of the firm’s finance department. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen. Currently Mr. Zweifach serves as the Chairman of the board of directors of Carisma Therapeutics, Inc., President and CBO and member of the board of directors of IMIDomics, Inc. and a member of the board of directors of Essa Pharma, Inc. In addition, Mr. Zweifach sits on several other private boards of directors and has advisory roles with two investment funds. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Dr. Michele Holcomb joined the Board of Directors in February 2026. Dr. Holcomb is a strategic leader with more than 30 years of healthcare experience across biotech, pharmaceuticals, and healthcare services industries. She serves on both public and private boards, and has been a scientist, consultant, and executive, driving change through innovation and optimization at key interfaces. Dr. Holcomb was previously EVP, Chief Strategy and Business Development Officer at Cardinal Health (NYSE: CAH). Prior to Cardinal Health, Dr. Holcomb was the Chief Operating Officer of Global R&D and SVP of Strategy, Portfolio, Search and Partnerships at Teva Pharmaceuticals (NYSE: TEVA). She also spent 15 years at McKinsey & Company and was a Partner of the Global Pharmaceutical Practice and one of the founders of the firm’s work in biotech. Dr. Holcomb is a member of the Board of Directors and of the Audit Committee and the Transaction Committee of PureTech Health plc (LSE: PRTC). She is a member of the Board of Directors and the chair of the Nominating and ESG (NESG) Committee of Kimball Electronics, Inc. (Nasdaq: KE). She also serves as a Board Director for Controlant hf (private). Dr. Holcomb holds a BS in chemistry from Stanford University and a PhD in chemistry from the University of California, Berkeley.

David Silberman joined Compugen in 2024, as Chief Financial Officer. Mr. Silberman brings more than 15 years of experience working in finance, including more than 10 years of experience in the healthcare and biotech industries. Since 2025, Mr. Silberman has been serving as director and chairman of the audit committee of Nasus Pharma Ltd. (NYSE: NSRX). Before joining Compugen, Mr. Silberman served as Chief Financial Officer of Oramed Pharmaceuticals (NASDAQ: ORMP, TASE: ORMP), a pharmaceutical company engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins. Prior to joining Oramed Pharmaceuticals in 2021, Mr. Silberman served as a Corporate Financial Planning and Analysis Director and as Global Internal Audit Senior Manager at Teva Pharmaceutical Industries Ltd. Earlier in his career, Mr. Silberman provided internal audit and risk management services in the advisory department of Grant Thornton Fahn Kanne Control Management and served in the audit department of KPMG. Mr. Silberman holds degrees in accounting and management from the French Ministry of Higher Education and Research and is a certified public accountant in Israel.

Dr. Michelle Mahler joined Compugen in October 2023 as Vice President of Clinical Development and was promoted to Chief Medical Officer, effective March 1, 2024. Before joining Compugen, Dr. Mahler was most recently the Chief Medical Officer of 1 E Therapeutics Ltd., a drug development company, creating a novel class of programmable oligonucleotide therapeutics and Aummune Therapeutics Ltd., a clinical-stage company developing a first-of-its-kind approach for individualized treatment of solid tumors. Dr. Mahler was Vice President of Clinical Development at C4 Therapeutics, Inc., helping to build up the clinical development group and leading the successful submission of two INDs and initiation of Phase 1 studies. Prior to C4 Therapeutics, Dr. Mahler worked in R&D for 9 years at Janssen (now Johnson & Johnson). During her time there she gained experience in late-stage clinical development, pediatric development and global medical affairs while being a key member of the ibrutinib development team and held positions of increasing responsibility. In addition, Dr. Mahler supported key due diligence projects including the acquisition of Momenta Pharmaceuticals, Inc., by Johnson & Johnson. Prior to starting in industry in 2011, Dr. Mahler trained at Memorial Sloan Kettering Cancer Center and New York Presbyterian Hospital/Weill Cornell. She also spent time at Columbia Presbyterian and Mount Sinai Medical Center in New York. Dr. Mahler obtained her medical degree from University of the Witwatersrand, South Africa and is a board-certified pediatric hematologist and oncologist.

Dr. Pierre Ferre joined Compugen in April 2021 as Vice President Preclinical Development and was appointed as Chief Operating Officer in 2025, after serving as Compugen’s Senior Vice President, Preclinical Development and Corporate Operations since 2024. Dr. Ferre’s team is responsible for drug manufacturing and supply, preclinical development, PK/PD and clinical pharmacology/biomarkers, operational efficiency with preclinical and clinical CROs and Quality Assurance Governance. Dr. Ferre has two decades of experience in all aspects of clinical and non-clinical drug development in oncology and immuno-oncology. Dr. Ferre joined Compugen from Pierre Fabre Pharmaceuticals, France, where he spent most of his career in multiple positions, lastly as Director of Oncology Programs in which he led the development strategy of a portfolio of R&D programs in oncology from initiation and discovery, through preclinical and clinical development. Previously, at Pierre Fabre Oncology R&D, he acted as Director, Pharmacokinetics/Pharmacodynamics, overseeing also translational, biomarker-related activities. Before that Dr. Ferre was in charge of oncology Preclinical Pharmacokinetics. Dr. Ferre was initially trained as a veterinary doctor. He holds a Ph.D. in biology, from Toulouse INP (Institut National Polytechnique), and a M.Sc. from Aix-Marseille University and Paris INA-PG (Institut National Agronomique) for his research work conducted in experimental pathophysiology and toxicology.

Dr. Zurit Levive was appointed as Senior Vice President, Business Development in 2025 after being Senior Vice President of Strategic Collaborations in 2024. Zurit is responsible for business development activities, identifying and establishing strategic partnerships, competitive market intelligence and leading Compugen’s intellectual property strategy and portfolio. Dr. Levine joined Compugen in 1999 and has held several positions with increasing responsibility in Compugen’s Research & Development department. In 2004 she was appointed as Director of Therapeutic Selection & Validation, a position she held until 2007 when she was appointed as Director of Therapeutic Discovery. In 2009, she was appointed as Executive Director of Research & Development. From January 2010 to August 2011, she held the position of Vice President, Research and Development. In August 2011, she was appointed as Vice President, Research and Discovery. In 2018, Dr. Levine was appointed as Senior Vice President, Technology Innovation. Dr. Levine holds a B.Sc. in Biology, an M.Sc. in Biochemistry and a Ph.D. in Biochemistry, all from Tel Aviv University.

Dr. Sharon Kredo-Russo joined Compugen as Senior Vice President, Research & Discovery in November 2025 as part of the Management team, bringing more than a decade of experience in leading innovative drug discovery and development programs in oncology and immunology therapeutic areas. Before joining Compugen, Dr. Kredo-Russo served as VP of Ideation at AION Labs, where she led the creation of AI-driven startups for drug discovery, in partnership with leading pharmaceutical companies and venture capital firms. Prior to AION Labs, Dr. Kredo-Russo held leadership positions at BiomX and Rosetta Genomics, as well as advisory roles with academic and industry groups. Dr. Kredo-Russo has a proven track record of advancing programs from inception through clinical phases, including successful partnerships with pharma, biotech and academic labs. Dr. Kredo-Russo holds a Postdoctoral fellowship, Ph.D. and M.Sc. in Molecular Genetics from the Weizmann Institute of Science and a B.Sc. in Biology from Tel Aviv University. She has published extensively and is an inventor on several patents in gene regulation and drug discovery.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in the Company. In addition, there are no family relationships among any of the individuals listed in this Item 6.A.

B. COMPENSATION

Aggregate Executive Compensation

During 2025, the aggregate compensation paid or accrued by us to all persons listed in Item 6.A above (Directors and Senior Management), including our former chairman of the board, Mr. Paul Sekhri, who ceased to serve as chairman in September 2025 and our former member of senior management, Dr. Yaron Turpaz, who ceased to serve at the end of 2025, was approximately $4.2 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits, but excludes expenses (including business travel, professional and business association dues and expenses) reimbursed to our executives and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2025, we granted to our Directors and Senior Management listed in Item 6.A a total of 512,000 options to purchase ordinary shares and a total of 106,500 restricted share units, or RSUs. The options are exercisable at a weighted average exercise price of $1.78 per share and generally expire ten years after their respective dates of grant. As of December 31, 2025, there were a total of 3,668,250 outstanding options to purchase ordinary shares and 191,715 RSUs that were held by our Directors and Senior Management listed in Item 6.A.

Individual Compensation of Covered Office Holders

The table below outlines the compensation granted to our five most highly compensated Office Holders (as such term is defined in the Companies Law - see below under “Approvals Required for Office Holders Terms of Office and Employment”) with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Office Holders”.

Information Regarding the Covered Office Holders	Compensation for Services(2)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(3)	Stock-Based Compensation ($)(4)	Total ($)
Dr. Anat Cohen-Dayag, Executive Chair of the Board of Directors(5)	521,452	94,433	308,712	924,597
Dr. Pierre Ferre, Chief Operating Officer	277,236	208,615	125,022	610,873
Dr. Michelle Mahler, Chief Medical Officer	382,398	153,095	23,264	558,757
Dr. Eran Ophir, President and Chief Executive Officer(6)	295,055	115,135	110,697	520,887
Dr. Zurit Levine, Senior Vice President, Business Development	208,581	104,030	98,777	411,388

1)	All Covered Office Holders listed in the table were full-time officers of the Company during their term of service in 2025.

2)
Cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.4519 = $1.00, which reflects the average conversion rate for 2025, or the Representative Rate.

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

4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to options to purchase our ordinary shares and RSUs granted to our Covered Office Holders. Assumptions and key variables used in the calculation of such amounts are discussed in Note 2n to our 2025 consolidated financial statements set forth elsewhere in this report.

5)	Served as President, Chief Executive Officer, and Director until September 16, 2025, and on such date transitioned into her current role as Executive Chair of the Board of Directors.

6)	Served as Chief Scientific Officer until September 16, 2025, and on such date transitioned into his current role as President, Chief Executive Officer, and Director.

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

Approvals Required for Office Holders Terms of Office and Employment

The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer. In addition to each person listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”, three additional individuals were Office Holders as of December 31, 2025.

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

Compensation for Office Holders subordinated to the Chief Executive Officer. The Terms of Office and Employment of Office Holders (other than directors and chief executive officer) require the approval of the compensation committee and the board of directors, in that order, provided that such terms are in line with the company’s compensation policy. In the event that the Terms of Office and Employment of such Office Holder are not in line with such policy, additional shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such Terms of Office and Employment even if such terms were not approved by the shareholders, following a further discussion and for detailed reasoning.

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

Variable Compensation and Annual Cash Bonuses of Office Holders. The Companies Law requires that all variable compensation of directors and chief executive officers be based on measurable criteria, with the exception of a non-substantial portion of up to 3 monthly salaries, which should take into consideration the applicable Office Holder’s contribution to the company. With respect to Office Holders who are not directors or chief executive officers, the Companies Law allows that 100% of the variable compensation be based on non-measurable criteria. Our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, provided, however, that with respect to (i) our Office Holders who are not directors nor our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria above the rate of 20%, up to 50% and with respect to our chief executive officer, our compensation committee and board of directors may increase the portion of targets based on non-measurable criteria for up to three (3) monthly base salaries. Further, the annual cash bonus of each of our Office Holders who is not a director is determined according to a formula that is consistent with the Compensation Policy and that links the bonus payment score to measurable and qualitative objectives relating to both the Company’s performance and to the performance by each such Office Holder of his or her responsibilities (and with respect to our Executive Chair of the Board, to measurable and qualitative objectives relating to the Company’s performance). In the case of our Office Holders, other than the chief executive officer and our Executive Chair of the Board, assuming that the bonus terms conform to the Compensation Policy, the annual bonus objectives and subsequent payment scores are determined by the compensation committee and board of directors, while the bonus terms for our chief executive officer and our Executive Chair of the Board generally require the additional approval by our shareholders. Our board of directors established a policy that sets forth the maximum target bonus for each of our Office Holders, including our chief executive officer and our Executive Chair of the Board and targets are being approved annually by our compensation committee and board of directors.

In October 2023, our Board adopted a policy for recovery of erroneously awarded compensation (clawback policy) that complies with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Compensation Paid to our Non-Executive Directors

On August 6, 2018, our shareholders approved, following previous resolutions made by our audit committee (then sitting as a compensation committee) and the board of directors, and consistent with our Compensation Policy, to compensate each of our non-executive directors whether currently in office or appointed in the future as follows:

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

Equity

In addition to the cash compensation detailed above, at the 2024 Annual General Meeting of Shareholders held on September 12, 2024, or the 2024 AGM, our shareholders approved, following previous resolutions made by our compensation committee and the board of directors, and consistent with our Compensation Policy, that each non-executive director is entitled to a yearly grant of options to purchase the Company’s ordinary shares, so that in the first year of service as a director, each non-executive director shall be entitled to a one-time grant of 50,000 options, or Initial Equity Grant, and, in addition, to a yearly grant of 25,000 options in each of the following years of service, or the Annual Equity Grant, pursuant to the detailed below (including with respect to the issuance of RSUs).

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

Compensation to the Company’s Former Chairman of the Board of Directors

Following approval of our audit committee (then sitting as a compensation committee), our compensation committee, our board of directors and shareholders, Mr. Paul Sekhri, our non-executive Chairman of the Board was entitled to an annual cash fee of $150,000 (with no additional meeting fees) during his term of service.

In connection with his appointment, Mr. Sekhri was also granted an initial grant of options to purchase 500,000 ordinary shares, all of which were fully vested upon his termination.

Starting in 2020 (inclusive) until he stepped down from his position, Mr. Sekhri was entitled to the same annual grant of equity as were the other non-executive directors.

Compensation to Dr. Anat Cohen-Dayag, in her capacity as our former President and Chief Executive Officer

Dr. Anat Cohen-Dayag served as our President and Chief Executive Officer from 2010 until the 2025 Annual General Meeting of Shareholders held on September 16, 2025, or the 2025 AGM. Immediately following the 2025 AGM, Dr. Cohen-Dayag assumed the newly created role the Executive Chair of our Board, replacing Paul Sekhri, our then-serving chairman of the Board, who stepped down from the Board at the conclusion of the 2025 AGM. At such time, Dr. Eran Ophir succeeded Dr. Cohen-Dayag in the position of President and Chief Executive Officer.

Pursuant to the terms of Dr. Cohen-Dayag’s employment agreement and in accordance with the approval of her updated Terms of Office and Employment at the 2023 AGM and the approval of the terms below at the 2025 AGM, Dr. Cohen-Dayag was entitled to a gross monthly salary of NIS 150,000 (approximately $43,450 according to the Representative Rate) through December 31, 2025. Dr. Cohen-Dayag was also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law, as well as to an amount of NIS 286,840 (approximately $83,100 according to the Representative Rate) for redemption of unused vacation days (based on the number of accrued vacation days at the time she ceases to serve as the Company’s President and Chief Executive Officer) and an amount of NIS 25,960 (approximately $7,520 according to the Representative Rate) in connection with termination of her car lease. In addition, Dr. Cohen-Dayag was eligible for an annual grant of equity-based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, as approved at the 2023 AGM as detailed below. In terms of the equity award for 2025, as this is perceived by the Company to be primarily a forward-looking component, Dr. Cohen-Dayag was not be entitled to an equity award for her service as CEO in 2025, but rather to an award under the Chair Equity Framework (as specified below), which was tied to her period as Executive Chair.

With respect to annual cash bonus for 2025, at the 2023 AGM, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus of up to nine monthly salaries for each of the calendar years 2024, 2025 and 2026 (which eligibility for 2026 was replaced with her eligibility to cash bonus in her capacity as Executive Chair at the 2025 AGM, as further detailed below), without the need for further shareholder approval, subject to meeting the specific performance criteria determined by the compensation committee and board with respect to each such year, in accordance with the objectives and terms thereof and the continuous employment of Dr. Cohen-Dayag as the Company’s chief executive officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid. In addition, in accordance with our Compensation Policy, in addition to annual cash bonuses, our compensation committee and board of directors may approve a special bonus for significant or extraordinary achievements or efforts that produced an exceptional result, up to a total maximum amount (to any calendar year) equal to 6 monthly base salaries of the relevant Office Holder. Accordingly, at the 2024 AGM, our shareholders approved the grant of a special cash bonus in the amount of NIS 202,000 (approximately $79,140 based on the NIS/USD representative rate used in connection with the 2024 AGM) to Dr. Cohen-Dayag in connection with her significant contribution to the engagement with Gilead in the License Agreement.

Pursuant to the change in Dr. Cohen-Dayag’s role and the approval of the 2025 AGM, all vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag have an exercise period of one-year following the termination of her employment as the Executive Chair (subject to the termination for “cause” defined in her employment agreement as shall be in effect from time to time).).

As of December 31, 2025, Dr. Cohen-Dayag held options to purchase a total of 1,515,000 ordinary shares and 36,091 RSUs. Out of the outstanding options: (i) options to purchase 1,140,607 ordinary shares, with a weighted average exercise price of $5.04 per share, were exercisable as of December 31, 2025; and (ii) options to purchase 374,693 ordinary shares, with a weighted average exercise price of $1.43 per share, had not vested as of December 31, 2025. Of the unvested options on December 31, 2025, options to purchase 164,377 ordinary shares are expected to vest during 2026, options to purchase 130,002 ordinary shares are expected to vest during 2027 and options to purchase the remaining 80,314 ordinary shares are expected to vest during the period between March 31, 2028, and September 30, 2029. These unvested options were granted under the Company’s 2010 Plan. For additional information on Dr. Cohen-Dayag’s holdings see “Item 6. Directors, Senior Management and Employee - E. Share Ownership - Share Ownership by Directors and Other Executive Officers.”

Dr. Cohen-Dayag’s employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag’s employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag is entitled to receive certain payments associated with termination.

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

Compensation to Dr. Anat Cohen-Dayag, in her capacity as our Executive Chair of the Board

In connection with the transition of Dr. Cohen-Dayag to her new position as Executive Chair of the Board (effective as of the time of the 2025 AGM), Dr. Cohen-Dayag’s employment agreement was amended as follows:

(i)	Starting January 1, 2026, Dr. Cohen-Dayag’s gross monthly base salary was reduced by 50% and is equal to NIS 75,000 (approximately $21,730 according to the Representative Rate).

(ii)
Dr. Cohen-Dayag’s bonus for the calendar years 2026 and 2027 will be equal to (a) an annual target bonus payment of up to six (6) gross monthly base salaries and (b) an annual maximum bonus payment of up to nine (9) gross monthly base salaries for over achievement, where 100% of Dr. Cohen-Dayag’s annual bonus will be based on measurable criteria only, as shall be determined by the Compensation Committee and Board with respect to each calendar year. For any of the calendar years 2026 and 2027, the Compensation Committee and the Board will set at least two (2) measurable criteria and relative weight for each criterion. These measurable criteria may include, among other things, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy. The annual target cash bonus, and the annual maximum bonus payment will be determined linearly based on the performance score for each year, provided that, if less than an aggregate score of 50% of the measurable objectives set for a respective year is achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus for such year. Dr. Cohen-Dayag shall be eligible to receive the annual cash bonus for each of the calendar years specified above, subject to her continuous employment as the Executive Chair of the Board through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

(iii)
As approved at the 2025 AGM, for the year 2025 and onwards, Dr. Cohen-Dayag shall be entitled to an annual equity grant of options to purchase 100,000 Ordinary Shares (“Chair Equity Framework”) in each of these years, subject to the approval of the compensation committee and board of directors with respect to each such year a as long as she acts as the Executive Chair of the Board at the time of grant.

Additionally, as approved at the 2025 AGM, in order to align such grants (including the exercise price and vesting period) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag (other than the annual grant for 2025) will be made on such date on which the board of directors approves the respective year’s annual option grants to management Office Holders in such year, and with respect to the grant for 2025, such grant took place upon shareholder approval on the date of the 2025 AGM, and the exercise price of the options specified above is the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of the 2025 Meeting.

The options granted in each respective year are subject to the terms and conditions applicable to options granted under the 2010 Plan (or any other option plan adopted by the Company). Each annual equity grant vests over a four-year period as follows: twenty five percent (25%) vests on the last day of the quarter one calendar year from the date of grant; and an additional 6.25% vests each quarter thereafter for the next 36 months. The options granted in these equity grants have an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the board of directors (other than with respect to the grant for 2025, as detailed above). These equity grants expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Cohen-Dayag. These equity grants will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company’s previous election in this regard, be subject to the capital gains route for tax purposes.

All other terms applying to the equity specified above (e.g., acceleration) shall apply to the Chair Equity Framework.

(iv)
Dr. Cohen-Dayag will continue to be a party to the letter of indemnification that the Company provides its Office Holders with and will continue to be insured under the Company’s directors’ and officers’ insurance policy.

(v)
Any reference to her role as Chief Executive Officer (and therefore any rights, obligations and scope derived from that role as specified above) will be made to her role as Executive Chair of the Board.

All other terms of Dr. Cohen-Dayag employment agreement as described above (under the heading “Compensation to Dr. Anat Cohen-Dayag, in her capacity as our Former President and Chief Executive Officer”) will continue to apply in accordance with their terms.

Compensation to Dr. Eran Ophir, our President and Chief Executive Officer

Dr. Eran Ophir entered into office as our President and Chief Executive Officer on the date of the 2025 AGM.

Pursuant to the terms of Dr. Ophir’s employment agreement and (in accordance with the approval of the terms below at the 2025 AGM), Dr. Ophir is entitled to a gross monthly base salary of NIS 120,000 (approximately $34,760 based on the Representative Rate), plus customary fringe benefits which include, among others, managers’ insurance, pension and education fund, long-term disability and life insurance, D&O insurance and indemnification undertaking by the Company, meals arrangements and car-related expenses.

Dr. Ophir is also entitled to an annual cash bonus plan for each of the years 2025, 2026 and 2027, based on annual measurable objectives and discretionary components as specified in the proxy for the 2025 AGM. The annual cash bonus amount that Dr. Ophir will be entitled to upon achieving 100% of his objectives, as shall be determined by the Compensation Committee and Board for each of the relevant years, i.e., his target annual cash bonus, will be up to six (6) gross monthly base salaries. For each relevant year, the annual cash bonus formula will include an over achievement opportunity designed to encourage him to reach exceptional achievements, pursuant to which the maximum payment with respect to each calendar year shall be up to 150% of the target bonus determined by the Compensation Committee and the Board for such year (i.e., nine (9) monthly base salaries if the target bonus is set at six (6) gross monthly base salaries. The annual cash bonus will be determined linearly based on his performance score for each year, provided that if less than an aggregate score of 50% of the applicable measurable objectives set for a respective year is achieved, Dr. Ophir will not be entitled to any annual cash bonus for that year. Dr. Ophir shall be eligible to receive the annual cash bonus for each of the years 2025, 2026 and 2027 under the framework set forth herein, subject to his continuous employment as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

With respect to 2025 only, since Dr. Ophir served as our Chief Executive Officer during a partial period in 2025, he will be entitled to a bonus payment which takes into account his different salaries during the different periods and the different bonus formulas for him as a Chief Scientific Officer and as a Chief Executive Officer.

Additionally, Dr. Ophir shall be granted options to purchase up to 200,000 Ordinary Shares for each of the calendar years 2025, 2026 and 2027 (the “CEO Equity Framework”), as shall be determined by the Compensation Committee and the Board with respect to each calendar year.

In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to employees and other Office Holders (for whom shareholder approval is not required), the annual equity awards to Dr. Ophir under the CEO Equity Framework will be approved by the Board on the date on which it approves the respective year’s annual equity grants to other Office Holders.

Each annual equity grant awarded under the CEO Equity Framework will vest over a four-year period as follows: 25% will vest on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty-six (36) months. Notwithstanding the foregoing, the vesting of all unvested equity awards awarded under the CEO Equity Framework shall be accelerated upon the occurrence of both of the following terms (y) the closing of a Merger/Sale, as defined in the 2010 Plan; and (z) following the closing of such Merger/Sale and within 12 months from the date of the closing thereof, either (i) the termination by the Company or the Successor Corporation (as defined in the 2010 Plan) of Dr. Ophir’s employment (other than termination for “Cause” (as defined in the 2010 Plan)); or (ii) Dr. Ophir resigns for Just Reason. For purposes hereof, “Just Reason” is defined as a change in Dr. Ophir’s position in the Company (or the surviving entity following merger), provided that Dr. Ophir is not offered to continue to be employed in a comparable or more senior position and/or on comparable or more favorable terms.

The options granted under the Equity Framework will have an exercise price equal to the closing price of the Shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board.

The options granted each year to Dr. Ophir will be subject to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these equity awards would be granted, and to the terms of the option agreements for such options. These options will expire 10 (ten) years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan (e.g., expiration due to termination of employment) or the terms of the option agreements for such options. If applicable, these equity awards will be granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

All vested options granted to Dr. Ophir under the Equity Framework shall have a one-year exercise term following the termination of his employment as the Company’s Chief Executive Officer, other than in the event of termination for “cause” (as defined in his employment agreement as shall be in effect from time to time).

In addition to the foregoing, and not as part of the Equity Framework, Dr. Ophir will also be entitled to participate until the end of 2027 in the Company’s 2021 Employee Share Purchase Plan or any other employee share purchase plan(s) that may be adopted by the Company from time to time (the “ESPP”), as long as the fair market value of the benefit provided to him under such ESPP (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of his gross annual base salary.

As of December 31, 2025, Dr. Ophir held options to purchase a total of 550,250 Ordinary Shares with a weighted average exercise price of $3.42 per share and 7,821 RSUs. Out of the outstanding options: (i) options to purchase 281,515 Ordinary Shares, with a weighted average exercise price of $5.33 per share, were exercisable as of December 31, 2025; and (ii) options to purchase 268,735 Ordinary Shares, with a weighted average exercise price of $1.42 per share, had not vested as of December 31, 2025. Of the unvested options on December 31, 2025, options to purchase 100,562 Ordinary Shares are expected to vest during 2026, options to purchase 72,750 Ordinary Shares are expected to vest during 2027, and options to purchase the remaining 95,423 Ordinary Shares are expected to vest during the period between March 31, 2028, and September 30, 2029. As of December 31, 2025, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Ophir is 298,108.

Dr. Ophir is entitled to up to 23 vacation days per year, with a permitted accumulation of up to 46 days, and is a party to the letter of indemnification that the Company provides its Office Holders with is insured under the Company’s directors’ and officers’ insurance policy.

Both Dr. Ophir and the Company will need to provide the other party with six (6) months’ notice for termination.

Insurance, Indemnification and Exemption

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for our Office Holders, must be approved by our compensation committee and our board of directors and, with respect to an Office Holder who is the CEO or a director, also by our shareholders. However, according to regulations promulgated under the Companies Law, shareholders and board of directors approvals for the procurement of such insurance are not required if the insurance policy is approved by our compensation committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our Compensation Policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations.

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

Board of Directors

Our Articles provide that we may have no less than five nor more than fourteen directors. Currently our board of directors consists of eight members. Our directors are elected at the annual general meeting for a term of approximately one year, ending at the annual general meeting immediately following the annual general meeting at which they were elected or upon earlier termination in circumstances referred to under the Companies Law or our Articles. Our directors may further be appointed by the board of directors and in this case shall hold office until the end of the immediately following annual general meeting or upon earlier termination in circumstances referred to under the Companies Law or our Articles.

None of our directors is party to a service contract with us that provides for any severance or similar benefits upon termination of his or her service, other than our President and Chief Executive Officer, Dr. Eran Ophir and our Executive Chair of the Board, Dr. Anat Cohen-Dayag, with whom we have employment agreements in place. For additional information on the employment agreement entered into with each Dr. Eran Ophir and Dr. Cohen-Dayag, please see “Item 6 - Directors, Senior Management and Employees - B. Compensation”

Board of Directors Diversity

Our Nomination and Corporate Governance Committee oversees the identification and recommendation of director candidates. In evaluating candidates, the Committee considers a balanced mix of qualifications, including experience, skills, expertise, independence, integrity, time availability and diversity of backgrounds, skills, and perspectives, with the goal that the Board as a whole reflects an appropriate balance of knowledge, experience, skills, expertise, diversity and other attributes. This approach is consistent with our Nomination and Corporate Governance Committee Charter.

As of February 28, 2026, our Board comprised of eight directors, of whom three are women.

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

External Directors and Independent Directors Under the Companies Law

Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, provided under Israeli law. In accordance with the Alleviation Regulations, we, as an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Capital Market, may opt out from the requirement of electing and having external directors on our board of directors and related requirements concerning the composition of the audit and compensation committees of the board of directors, provided that we do not have a controlling shareholder, we continue to comply with the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of the board of directors and the composition of the audit and compensation committee, or the Opt Out Criteria. On June 7, 2018, our board of directors determined to opt out of the requirement to elect and have external directors and of the rules governing composition of the audit committee and compensation committee under the Companies Law pursuant to the relief available under the Alleviation Regulations, since at that time (and since that time) we have complied and continue to comply with the Opt Out Criteria. In accordance with this decision, we currently have no external directors on our board of directors, and we are subject to the U.S. securities laws and Nasdaq Listing Rules applicable to U.S. domestic issuers regarding the independence of our board of directors and the composition of our audit and compensation committees.

The term controlling shareholder as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes, means a shareholder that has the ability to direct the activities of the company, other than by virtue of being an Office Holder. For all purposes related to external directors, a shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the company or has the right to appoint the majority of the directors of the company or its chief executive officer.

Under the Companies Law, an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such a director’s service. However, as our shares are listed on The Nasdaq Capital Market, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Each of our directors, other than Dr. Eran Ophir, who also serves as our President and Chief Executive Officer, and Dr. Anat Cohen-Dayag, who serves as the Executive Chair of our Board, meets the ‘independent directors’ criteria under the Companies Law.

Independent Directors Under the Nasdaq Listing Rules

In addition to the requirements of the Companies Law as described above, since our shares are listed on The Nasdaq Capital Market, pursuant to the Nasdaq Listing Rules, a majority of our directors must be independent (as defined under the Nasdaq Listing Rules). We comply with such Nasdaq independence requirement, as each of our directors, other than Dr. Eran Ophir, who also serves as our President and Chief Executive Officer and Dr. Anat Cohen-Dayag, who serves as the Executive Chair of our Board, has been determined by our board of directors to meet the Nasdaq independence requirements.

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

We have a compensation committee consisting of three directors, Mr. Sanford (Sandy) Zweifach, who serves as the chairman of our compensation committee, Dr. Kinneret Livnat Savitzky and Mr. Eran Perry. Each member of our compensation committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Nomination and Corporate Governance Committee and Lead Independent Director

The Nasdaq Listing Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Mr. Gilead Halevy, who serves as the chairman of our nomination and corporate governance committee and who is also our lead independent director, Dr. Kinneret Livnat Savitzky and Mr. Sanford (Sandy) Zweifach, each an independent director, are the members of our nomination and corporate governance committee, which, among other responsibilities, recommends director nominees for our board’s approval.

Key responsibilities of the lead independent director include ensuring effective communication between the Executive Chair and other board members and between the Board and management to foster a collaborative and informed decision-making environment and to provide independent oversight and input to the Nomination and Corporate Governance Committee regarding the performance of the Executive Chair.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedures. Under the Companies Law, an interested party or an Office Holder of a company, or a relative of an interested party or of an Office Holder of a company, as well as the company’s external auditor or anyone on behalf of the external auditor may not serve as a company’s internal auditor. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after providing the internal auditor with the opportunity to present his or her position to the board of directors and to the audit committee. An interested party is defined in the Companies Law as a holder of 5% or more of the company’s outstanding shares or voting rights, any person or entity who has the right to designate one or more directors or the chief executive officer of the company or any person who serves as a director or as a chief executive officer of the company.

Ms. Tali Yaron of Brightman, Almagor, Zohar & Co., a member firm of Deloitte Touche Tohmatsu, has served as our internal auditor since 2023 (replaced a different partner at Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu). Ms. Tali Yaron is not an employee, affiliate or Office Holder of the Company, or affiliated with the Company’s external auditor.

Fiduciary Duties and Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that Office Holders owe to a company. All persons listed in the table under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” are Office Holders. In addition to those persons listed in the table under Item 6.A, except for Dr. Michele Holcomb who was not a director on December 31, 2025, there were three additional individuals who were Office Holders of the Company as of December 31, 2025.

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

Shareholders’ Duties

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company or other power against the company, is under a duty of fairness towards the company. The Companies Law does not describe the substance of such duty of fairness but states that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking into account such shareholder’s position.

D. EMPLOYEES

The following table sets out the number of our full-time employees engaged in specified activities, at the end of the fiscal years 2025, 2024 and 2023 (the numbers include employees of our wholly owned U.S. subsidiary Compugen USA, Inc.):

	December 31, 2025	December 31, 2024	December 31, 2023
Research & Development	53	52	46
Administration, Accounting and Operations	21	21	21
Marketing and Business Development	1	1	1
Total	75	74	68

In addition to the headquarters in Holon, Israel, we have a team in the U.S. On December 31, 2025, 69 of our employees were located in Israel, 4 were located in the United States and 2 employees were located in Europe; on December 31, 2024, 66 of our employees were located in Israel, 5 were located in the United States and 3 employees were located in Europe, and on December 31, 2023, 58 of our employees were located in Israel, 7 were located in the United States and 3 employees were located in Europe.

We consider our relations with our employees to be satisfactory, and we have not experienced a significant labor dispute or strike. We are not a party to any collective bargaining agreement with respect to our Israeli employees. However, we are subject to certain labor related statutes and to certain provisions of expansion orders the Israeli Minister of the Economy has given to collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the employment of our Israeli employees. These statutes and provisions and additional mandatory Israeli labor law provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the workday and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

Our employees are not represented by a labor union. We have written employment contracts (including signed offers of employment) with each of our employees.

E. SHARE OWNERSHIP

Share Ownership by Directors and Other Executive Officers

All of the persons listed above under the caption “Directors and Senior Management” own ordinary shares of the Company and/or options to purchase ordinary shares of the Company and/or RSUs. Except as set forth in the table below, none of those directors or senior management members beneficially owns ordinary shares and/or ordinary shares underlying options and/or RSUs amounting together to 1% or more of the outstanding ordinary shares. The following table sets forth certain information as of February 20, 2026, regarding the beneficial ownership by our directors and senior management. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after February 20, 2026, and RSUs that are vested during such period. The shares that may be issued under these options and RSUs are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of the other individual or group shown in the table. The information in this table is based on 94,554,127 ordinary shares outstanding as of February 20, 2026.

Beneficial Owner	Amount Owned	Percent of Class
Anat Cohen-Dayag(1)	1,256,432	1.3%
All directors and executive officers as a group (13 persons)(2)	2,649,607	2.7%
___________________

(1)
Includes (i) 72,531 shares held by Dr. Cohen-Dayag, (ii) 1,180,620 shares subject to options that are exercisable within 60 days after February 20, 2026, with a weighted average exercise price of $4.93 per share, and which expire between August 2026 and July 2034, and (iii) 3,281 RSUs that are exercisable within 60 days after February 20, 2026.

(2)
Includes (i) a total of 92,431 ordinary shares held by directors and executive officers,(ii) a total of 2,551,091 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 20, 2026, with a weighted average exercise price of $4.85 per share and which expire between July 2026 and September 2034, and (iii) 6,085 RSUs that are exercisable within 60 days after February 20, 2026.

Share Incentive Plan and Employee Share Purchase Plan

We currently maintain one active share incentive plan, which is our 2010 Share Incentive Plan, or the 2010 Plan. In addition to the discussion below, see Note 9 to our 2025 consolidated financial statements.

Compugen 2010 Share Incentive Plan

On July 25, 2010, our board of directors adopted the 2010 Plan which was also approved by our shareholders on May 12, 2011. In addition, the board of directors and shareholders resolved that the options available for grants under the 2000 Option Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. In May 2020 the board of directors extended the term of the 2010 Plan by additional ten (10) years. Subject to applicable law, our board of directors may amend the 2010 Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. In August 2023, our board of directors decreased the number of shares available under the 2010 Plan by 500,000, in July 2024 our board of directors increased the number of shares reserved under the 2010 Plan by 300,000, and in August 2025 our board of directors increased the number of shares reserved under the 2010 Plan by additional 200,000 shares.

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

We currently grant our directors, officers and employees options and RSUs. As of December 31, 2025, options to purchase 8,628,743 ordinary shares at a weighted average exercise price of approximately $4.05 per share and 567,400 RSUs were outstanding (i.e., were granted but not canceled, expired nor exercised) under the 2010 Plan and 718,981ordinary shares remained available for future grant under the 2010 Plan. Options to purchase 4,400,542 ordinary shares under the 2010 Plan have previously been exercised through December 31, 2025, at a weighted average exercise price of approximately $4.85, and 79,486 RSUs have previously been vested. As of December 31, 2025, outstanding options granted by the Company pursuant to the 2010 Plan expire between February 2026 and November 2035 (subject to terms of the plan).

Compugen 2021 Employee Share Purchase Plan

In November 2020, we adopted the Compugen Ltd. 2021 Employee Share Purchase Plan, or ESPP.

The ESPP applies to our employees and officers and is currently suspended, though we reserve the right to resume it at any time.

Pursuant to the ESPP, in each twelve (12) months period, there are two offering periods, comprised of six (6) months each (except for the first offering period under the ESPP which was for five (5) months only). Each eligible participant, has the right to contribute up to 15% of his or her monthly Compensation (as defined in the ESPP), in order to buy ordinary shares from us at a price per share equal with respect to each offering period, to 85% of the Fair Market Value of a share on the Entry Date or the Purchase Date (as such terms are defined in the ESPP), whichever is lower, until changed by the committee of the board administering the ESPP prior to the commencement of the enrollment process for such offering period. The maximum number of ordinary shares a Participant may purchase during any calendar year shall be equal to a whole number of ordinary shares determined by dividing $40,000 by the Purchase Price.

As of December 31, 2025, there were no ordinary shares available for issuance under the ESPP.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of February 20, 2026 we are not aware of any beneficial owner of more than 5% of our outstanding ordinary shares. As of February 20, 2026, there were a total of 33 holders of record of our ordinary shares, of which 20 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of more than 99% of our outstanding ordinary shares. Our ordinary shares are traded on the Nasdaq Capital Market in the United States and on the TASE in Israel. A significant portion of our shares are held in “street name”, therefore we cannot determine who our shareholders are, their geographical location or how many shares a particular shareholder owns.

B. RELATED PARTY TRANSACTIONS

Other than as set forth below and transactions related to engagement with an compensation (including insurance, indemnification and exemption) of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees - B. Compensation” since January 1, 2025, we have not entered into any material related party transaction.

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

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were listed on The Nasdaq Global Market through June 16, 2009. On June 17, 2009, the listing of our ordinary shares was transferred from The Nasdaq Global Market to The Nasdaq Capital Market, and on January 27, 2014, the listing of our ordinary shares transferred back from The Nasdaq Capital Market to The Nasdaq Global Market. On May 4, 2023, the listing of our ordinary shares was transferred back from The Nasdaq Global Market to The Nasdaq Capital Market. Our trading symbol on Nasdaq is CGEN. Our ordinary shares have been dually listed on the Tel Aviv Stock Exchange since January 2002. Our trading symbol on each of The Nasdaq Capital Market and the Tel Aviv Stock Exchange is CGEN.

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

C. MATERIAL CONTRACTS

Please see “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - Gilead License”, and “Item 4. Information on the Company - B. Business Overview - Business Strategy and Partnerships - AstraZeneca License” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for a discussion of our material contracts.

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

Israeli Taxation

Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli resident company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction), which includes Nasdaq, in or outside Israel, or a “Recognized Exchange”. Pursuant to the Tax Ordinance, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (which includes, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). If the individual claims real interest expenses and linkage differentials, the capital gain from the sale of securities will be taxed at a rate of 30%.

With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2025 and potentially the same thereafter) will be imposed on the sale of our traded shares.

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2025 and potentially the same thereafter) for corporations.

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

Excess Tax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2025), which amount is linked to the Israeli consumer price index (while, according to the latest legislative acts, such linkage will not take place for the years 2025-2027).

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

Based on the composition of our income, and the composition and value of our assets, in 2025, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. In particular, our status as a PFIC in current or any future tax year is uncertain because, among other things, (i) we may own a substantial amount of passive assets, including cash, (ii) we may not receive milestone payments under any of our collaboration agreements, in which case, our income may be exclusively passive and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

If a U.S. holder has made a qualified electing fund, or QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income (i) the holder’s pro rata share of ordinary earnings as ordinary income or (ii) the holder’s pro rata share of the net capital gain as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. Income inclusions may exceed the amount of any distributions, which may be zero for any taxable year. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

U.S. holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ordinary shares by making the election for the first year in which the U.S. holder owns our ordinary shares (and for which we are a PFIC), the U.S. holder will be subject to the adverse PFIC rules discussed above unless the U.S. holder can properly make a “purging election” with respect to our ordinary shares in connection with the U.S. holder’s QEF election. A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ordinary shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. For any taxable year in which we determine that we are a PFIC, we intend to make available to U.S. holders, upon request and in accordance with applicable procedures, a PFIC Annual Information Statement with respect to such taxable year. There can be no assurance, however, that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide such information for such years.

U.S. holders should consult their tax advisors to determine whether any elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, though effective March 18, 2026, our executive officers and directors will become subject to reporting obligations specified in Section 16 of the Securities Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq Listing Rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

As a foreign private issuer, we were only required to file our SEC filings through the SEC’s EDGAR system as of November 2002. Our periodic filings are therefore available on the SEC’s Website www.sec.gov from that date. You may read and copy any of our SEC filings, through the SEC’s EDGAR system available on the SEC’s website. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

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

Interest Rate Risk

As of December 31, 2025, we had approximately $145.6 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities. We mostly invest our cash surplus in bank deposits and U.S. government securities. Since these investments typically carry fixed interest rates or yields, financial income over the holding period is not sensitive to changes in interest rates. For more information, see Note 2 to our 2025 consolidated financial statements.

Foreign Currency Exchange Risk and Inflation

The cost of our Israel operations, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 2.6%, 3.2% and 3.0% in 2025, 2024, and 2023, respectively. The depreciation of the dollar against the NIS was 12.5% in 2025 and the appreciation of the dollar against the NIS was 0.6% and 3.1% in 2024 and 2023, respectively. For 2025, assuming a 10% devaluation of the dollar against the NIS, we would experience an increase in our net loss of approximately $1.8 million, while assuming a 10% appreciation of the dollar against the NIS, we would experience a decrease in our net loss of approximately $1.5 million. A significant portion of our expenditures is employee compensation related. Salaries for Israel-based employees are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments. These upward adjustments increase salary expenses in dollar terms. The depreciation/appreciation of the NIS against the dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS based expenses are either currently adjusted to dollars or are adjusted to the CPI. Should Moody’s, S&P Global Ratings, Fitch Ratings or other financial rating firms change the Government of Israel’s foreign-currency and local-currency issuer ratings, this could have an impact on the value of our NIS denominated holdings. We currently have no foreign currency derivative contracts to hedge against currency exchange risk fluctuation but may consider entering into such contracts in the future.

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

Kost Forer Gabbay & Kasierer, a member firm of EY Global, an independent registered public accounting firm in Israel, which has audited our financial statements for the year ended December 31, 2025, that are included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2025.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Kost Forer Gabbay & Kasierer, a member firm of EY Global, an independent registered public accounting firm in Israel, on our internal control over financial reporting as of December 31, 2025, is provided on page F-4, as included under Item 18 of this Annual Report and is incorporated herein by reference.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct that applies to all of our employees, officers and directors as well as a code of ethics for senior financial officers that applies to our chief executive officer, chief financial officer, director of finance, controller, assistant controller and persons performing similar functions at the Company or our subsidiary.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed or accrued to us by our principal accountant for professional services rendered in the years ended December 31, 2025, and 2024:

	2025	2024
Audit Fees	$217,000	$222,000
Audit Related Fees	$15,000	$15,000
Tax Fees	$1,500	$5,000
All Other Fees	$3,000	$3,000
Total	$236,500	$245,000

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Listing Rules require companies with securities listed thereon to comply with their corporate governance standards. As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of those followed by U.S. companies under the Nasdaq Listing Rules, including:

Annual Meeting of Shareholders. Consistent with Israeli law, at annual meetings of shareholders we are not required to allow shareholders to discuss company affairs with management, which is different from annual shareholder meeting requirements under Nasdaq Rule 5620.

Shareholder Approval. Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635. We seek shareholder approval in specified situations, as required by Israeli law.

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

Our Head of Cybersecurity and IT, who is not a member of management, but reports to the Chief Financial Officer, a member of management, helps in identifying, assessing and managing the Company’s cybersecurity threats and risks by monitoring and evaluating our threat environment using various methods including, for example, by engaging third parties to conduct penetration tests on our behalf.

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

Our overall risk assessment and management processes cover material risks from cybersecurity threats. For example, cybersecurity risk is a component in our internal auditor’s risk assessment report. Our Head of Cybersecurity and IT works with our Chief Financial Officer and relevant management members to prioritize and mitigate cybersecurity threats that are more likely to lead to a material impact to our business and meets with management, as needed, on these issues.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms, including cybersecurity and cloud consultants, a penetration testing firm and legal counsel.

We use third-party service providers to perform a variety of functions throughout our business, including in connection with our clinical data management, antibody development, financial information management, payments and others. We review and require certain security measures of certain of these third parties, such as encryption at rest and in transit and access controls, and in limited cases, we seek to confirm their compliance with different industry standards and certifications, such as SOC1, SOC2, SOC3, ISO 27001, and ISO 27017.

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

Our cybersecurity risk assessment and management processes are under the responsibility of our Head of Cybersecurity and IT, who has over 12 years of experience in the cybersecurity, data science and information technology spaces.

Our Head of Cybersecurity and IT, is responsible for hiring appropriate personnel, and with the involvement of our Chief Financial Officer, is helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, communicating key priorities to relevant personnel (such as the Chief Executive Officer), helping to prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to certain members of management, including our Head of Cybersecurity and IT, our Chief Financial Officer and our General Counsel. Under our cybersecurity incident response policy, those members of management will work with the Company’s incident response team member(s) to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s cybersecurity incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports at least twice a year concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

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
2.1
Description of Securities (incorporated by reference to Exhibit 2.1 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 4, 2025 (File No. 000-30902)).

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

4.11#
Amendment No. 4 to the License Agreement, between the Company and MedImmune, dated December 16, 2025 (incorporated by reference to Exhibit 10.1 to Compugen’s Form 6-K, filed with the SEC on December 17, 2025 (File No. 000-30902)).

4.12#
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

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of EY Global.
97.1
Compugen’s Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 4.11 to Compugen’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 5, 2024 (File No. 000-30902)).

101*
The following financial information from Compugen Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2025 and 2024; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023; (iii) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements.

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

COMPUGEN LTD. Signature: /s/ Dr. Eran Ophir Name: Dr. Eran Ophir Title: President and Chief Executive Officer, Director Date: March 2, 2026

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compugen Ltd. and its subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive profit (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

License Agreement with Gilead

Description of the matter
As described in Note 1 to the consolidated financial statements, in December 2023, the Company entered into a license agreement with Gilead Sciences, Inc. The Company’s obligations under the license agreement include: (i) delivery of exclusive license; (ii) certain research activities through the clearance of an IND; and (iii) research and development activities in connection with Phase 1 clinical trial. The Company recognized revenues for research and development activities for phase 1 clinical trial using the input method, based on progress of the performance obligations, which were measured by the proportion of actual costs incurred to the total costs expected to complete the agreement. Costs included in the measure of progress include direct labor and third-party costs. Collaboration revenue from research and development activities from the Company’s license agreement with Gilead, for which management used an input method, was 7.8 million for the year ended December 31, 2025.

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

Our audit procedures performed included, gaining an understanding of the significant assumptions used in the management’s estimates of total expected costs for the agreement and testing the completeness and accuracy of the underlying data used by the Company in its revenue recognition model. We performed inquiries with the Company’s relevant personnel for the specific development project to corroborate management’s assumptions used in the Company’s estimates of total expected costs. We evaluated changes in timeline and/or increases or decreases in the total expected costs during the year, and examined evidence supporting key inputs of the revenue recognition model. We compared the estimates of annual expected costs to actual costs incurred to evaluate management’s ability to forecast costs. We also tested the amount of incurred costs during the year and the calculation of amounts recognized under the revenue recognition model.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 2002

Tel-Aviv, Israel
March 2, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

COMPUGEN LTD.

Opinion on Internal Control over Financial Reporting

We have audited Compugen Ltd. and its subsidiary’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Compugen Ltd. and its subsidiary (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive profit (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 2, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 2, 2026

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$90,597	$18,229
Short-term bank deposits		45,759	61,397
Investment in marketable securities	3, 4	9,284	23,629
Other accounts receivable and prepaid expenses	5	2,382	2,742

Total current assets		148,022	105,997

NON-CURRENT ASSETS:
Restricted long-term bank deposits		410	343
Long-term prepaid expenses		1,293	1,888
Severance pay fund		3,643	3,072
Operating lease right of use asset	6	2,521	2,843
Property and equipment, net	7	681	852

Total non-current assets		8,548	8,998

Total assets		$156,570	$114,995

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,353	$1,838
Deferred revenues		10,970	9,632
Current maturity of operating lease liability	6	521	448
Accrued expenses		5,676	5,168
Employees and related accruals		3,050	3,074

Total current liabilities		22,570	20,160

NON-CURRENT LIABILITIES:
Deferred revenues		24,943	34,045
Operating lease liability	6	2,439	2,464
Accrued severance pay		3,887	3,412

Total non-current liabilities		31,269	39,921

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized as of December 31, 2025, and 2024; 94,553,191 and 89,541,246 shares issued and outstanding as of December 31, 2025, and 2024, respectively.		262	248
Additional paid-in capital		555,876	543,413
Accumulated other comprehensive income		8	11
Accumulated deficit		(453,415)	(488,758)

Total shareholders’ equity		102,731	54,914

Total liabilities and shareholders’ equity		$156,570	$114,995

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023

Revenue		$72,764	$27,864	$33,459
Cost of revenue		9,251	7,930	2,004

Gross profit		63,513	19,934	31,455

Operating expenses:

Research and development expenses, net		22,757	24,810	34,472
Marketing and business development expenses		539	576	244
General and administrative expenses		8,891	9,439	9,731

Total operating expenses		32,187	34,825	44,447

Operating profit (loss)		31,326	(14,891)	(12,992)

Financial and other income, net	12	4,071	5,182	3,208

Profit (loss) before taxes on income		35,397	(9,709)	(9,784)
Taxes on income, net	10	54	4,522	8,970

Net profit (loss)		$35,343	$(14,231)	$(18,754)

Basic net profit (loss) per share		$0.38	$(0.16)	$(0.21)
Diluted net profit (loss) per share		$0.38	$(0.16)	$(0.21)

Other comprehensive profit (loss):

Unrealized gain (loss) arising during the period from marketable securities		$(3)	$9	$2

Total comprehensive profit (loss)		$35,340	$(14,222)	$(18,752)

Weighted average number of ordinary shares used in computing basic net profit (loss) per share		93,425,341	89,528,031	87,633,298
Weighted average number of ordinary shares used in computing diluted net profit (loss) per share		93,815,083	89,528,031	87,633,298

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

				Additional paid-in capital	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total shareholders’ equity
	Ordinary shares
	Number	Amount

Balance as of January 1, 2023	86,624,643	240		533,213	-	(455,773)	77,680

Issuance of shares, net	2,612,822	7		3,074	-	-	3,081
Share-based compensation issued to employees	-	-		3,550	-	-	3,550
Other comprehensive income from marketable securities	-	-		-	2	-	2
Net loss	-	-		-	-	(18,754)	(18,754)

Balance as of December 31, 2023	89,237,465	247		539,837	2	(474,527)	65,559

Exercise of options	11,053	(	*)	10	-	-	10
Issuance of shares, net	292,728	1		543	-	-	544
Share-based compensation issued to employees	-	-		3,023	-	-	3,023
Other comprehensive income from marketable securities	-	-		-	9	-	9
Net loss	-	-		-	-	(14,231)	(14,231)

Balance as of December 31, 2024	89,541,246	248		543,413	11	(488,758)	54,914

Exercise of options	70,383	(	*)	73	-	-	73
Issuance of shares upon RSU vesting	79,486	(	*)	-	-	-	-
Issuance of shares, net	4,862,076	14		10,513	-	-	10,527
Share-based compensation issued to employees	-	-		1,881	-	-	1,881
Payments of tax withholding for share-based compensation	-	-		(4)	-	-	(4)
Other comprehensive loss from marketable securities	-	-		-	(3)	-	(3)
Net profit	-	-		-	-	35,343	35,343

Balance as of December 31, 2025	94,553,191	$262		$555,876	$8	$(453,415)	$102,731

(*) Representing amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net profit (loss)	$35,343	$(14,231)	$(18,754)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,881	3,023	3,550
Depreciation	475	486	476
Decrease in severance pay, net	(96)	(81)	(50)
Loss (gain) from property and equipment sales and disposals	(1)	-	7
Exchange rate differences gain on cash balances	(135)	(68)	(129)
Decrease (increase) in interest receivables from short-term bank deposits and long-term restricted deposit	98	(855)	92
Amortization of discount and accrued interest on marketable securities	(485)	(1,575)	(280)
Decrease (increase) in trade receivables	-	61,000	(61,000)
Decrease (increase) in other accounts receivable and prepaid expenses	360	(213)	(112)
Decrease (increase) in long-term prepaid expenses	595	(655)	666
Decrease in operating lease right of use asset	479	550	568
Increase (decrease) in trade payables	517	(1,669)	1,734
Increase (decrease) in employees and related accruals	(24)	(51)	313
Increase (decrease) in accrued expenses	500	(2,690)	1,462
Decrease in deferred participation in R&D expenses	-	-	(325)
Increase (decrease) in deferred revenues	(7,764)	7,136	36,541
Decrease in operating lease liability	(109)	(503)	(645)

Net cash provided by (used in) operating activities	31,634	49,604	(35,886)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	76,064	60,717	79,242
Investment in short-term bank deposits	(60,575)	(96,219)	(32,100)
Proceeds from maturity of marketable securities	50,306	53,230	10,145
Investment in marketable securities	(35,479)	(63,533)	(21,605)
Investment in long term restricted deposit	(16)	(330)	-
Purchase of property and equipment	(306)	(118)	(172)
Proceeds from sale of property and equipment	1	1	-

Net cash provided by (used in) investing activities	29,995	(46,252)	35,510

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	10,535	544	3,081
Proceeds from exercise of share-based awards	73	10	-
Payments of tax withholding for share-based compensation	(4)	-	-

Net cash provided by financing activities	10,604	554	3,081

Effect of exchange rate changes on cash	135	68	129

Increase in cash, cash equivalents and restricted cash	72,368	3,974	2,834
Cash, cash equivalents and restricted cash at the beginning of the year	18,229	14,255	11,421
Cash, cash equivalents and restricted cash at the end of the year	$90,597	$18,229	$14,255

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$2	$5	$(5)
Right-of-use asset obtained in exchange for operating lease liability	$157	$2,064	$71
Issuance expenses of ordinary shares	$8	$-	$-

Tax paid during the year for Taxes of income	$55	$13,517	$12

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$90,597	$18,229	$13,890
Restricted cash	-	-	365

Total cash, cash equivalents and restricted cash	$90,597	$18,229	$14,255

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing UnigenTM, Compugen’s AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of four clinical stage programs, COM701, COM902, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, have been evaluated for the treatment of solid tumors as a monotherapy and in combinations of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. The last patient in the clinical trial evaluating the triple combination treatment of COM701, COM902 and pembrolizumab (initiated in 2023), received the last dose in January 2026. Currently, the only clinical trial the Company sponsors and is conducting is a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from Compugen’s COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), Compugen’s potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial the Company sponsors and is conducting by the Company. In addition, Compugen has an early-stage immuno-oncology therapeutic pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from the Company’s headquarters in Israel and from its United States subsidiary, Compugen USA, Inc..

c.
The Company has incurred profits in the amount of $35,343 during the year ended December 31, 2025, has an accumulated deficit of $453,415 as of December 31, 2025, and has positive cash flows from operating activities in the amount of $31,634 for the year ended December 31, 2025. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures for a period of at least twelve months from the reporting date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca” and such agreement, as amended from time to time, the “AstraZeneca License Agreement”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the AstraZeneca License Agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license agreement and is solely responsible for all research, development, and commercial activities under the license agreement. In connection with the AstraZeneca License Agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from COM902. Rilvegostomig entered the clinic in September 2021, initiated first patient dosing in the first indication in Phase 3 study in December 2023, and first patient dosing in the second indication in Phase 3 study in May 2024. From the initial date of the AstraZeneca License Agreement until the recent amendment thereto dated December 16, 2025, Compugen received a $ 10,000 upfront payment, and an aggregate of $30,500 milestone payments out of up to $200,000 it was eligible to receive in development, regulatory and commercial milestones for the first commercialized product, in addition to royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

On December 16, 2025, the parties to the AstraZeneca License Agreement entered into an amendment thereto whereby the Company sold to AstraZeneca a portion of the existing royalty interest in rilvegostomig for a $65,000 upfront payment which was paid in 2025 and for an addition of $25,000 pertaining to the next potential milestone payment to be paid to the Company,, which is the first acceptance of the Biologics License Application (“BLA”). Following the amendment, the Company remains eligible for tiered royalties of up to mid-single digit on future sales under the AstraZeneca License Agreement.

e.
On December 18, 2023, the Company entered into an exclusive license agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including GS-0321 (previously COM503), (“GS-0321 License”), and additional products that may be so developed by Gilead (together with GS-0321, the “Licensed Products”).

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60,000 in January 2024. The Company has continued to develop GS-0321 during the initial development term, which included conducting activities defined within the agreement to advance GS-0321 through the clearance of an investigational new drug application (“IND”). The Company received from Gilead $30,000 in the form of a milestone payment upon clearance of the IND for GS-0321, see also Note 2j. The Company is also eligible to receive up to approximately $758,000 in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive royalties on worldwide net sales of Licensed Products.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company is responsible for conducting the Phase 1 clinical trial for GS-0321, including handling the regulatory matters in connection therewith, and is bearing the costs of such trial (including the GS-0321 drug supply), with Gilead having the obligation to provide us its zimberelimab antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321, the Company is required to initiate the transfer of development activities related to GS-0321 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

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

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect to change of control and others.

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

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive profit (loss) as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and Compugen USA, Inc. intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and Cash equivalents:

Cash and cash equivalents consist of cash in banks and cash equivalents. Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Short-term bank deposits and restricted long-term bank deposits:

Short-term bank deposits include deposits with maturities of more than three months but less than one year. Bank deposits are stated at cost which approximates market values.

The Company’s restricted long-term bank deposits primarily consist of bank deposits collateralizing the Company’s operating leases.

Bank deposits as of December 31, 2025 and 2024 are in U.S. dollars and bear an annual weighted average interest rate of 4.89% and 5.51%, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale (“AFS”). The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. AFS marketable securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net.

The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on AFS marketable securities is recognized in the Company’s consolidated statements of comprehensive profit (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. No credit loss impairment was identified in the year ended December 31, 2025.

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

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (assets group) with the future undiscounted cash flows expected to be generated by the asset (assets group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets group exceeds the fair value of the assets group. During the years 2025, 2024 and 2023, no impairment losses have been recorded.

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

The Company previously entered into the AstraZeneca License Agreement. Under the terms of the AstraZeneca License Agreement, the Company provided AstraZeneca with an exclusive license to intellectual property (“IP”) rights of the Company for the development of bi-specific and multi-specific antibody products derived from COM902. From the date of the AstraZeneca License Agreement until the recent amendment thereto dated December 16, 2025, Compugen received a $10,000 upfront payment and was eligible to receive up to $200,000 for development, regulatory and commercial milestones for the first product, of which $30,500 was received as well as tiered royalties on future product sales.

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

Sales or usage-based royalties to be received in exchange for licenses of IP are recognized at the later of when (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales or usage-based royalty has been allocated is satisfied (in whole or in part). As royalties are payable based on Net Sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties.

On December 27, 2023, the fourth milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $10,000 in accordance with the criteria prescribed under ASC 606.

On May 30, 2024, the fifth milestone with respect to the first licensed product, under the AstraZeneca License Agreement was achieved and the Company recognized revenues in total amount of $5,000 in accordance with the criteria prescribed under ASC 606.

On December 16, 2025, the parties to the AstraZeneca License Agreement entered into an amendment thereto whereby the Company sold to AstraZeneca a portion of its existing royalty interest in rilvegostomig, and the Company recognized revenues in total amount of $65,000 in accordance with the criteria prescribed under ASC 606.

On December 18, 2023, the Company entered into an exclusive License Agreement with Gilead. Under the terms of the agreement, the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products derived from a Compugen pipeline program. Compugen received an upfront payment of $60,000 and an IND clearance milestone payment of $30,000 and is also eligible to receive up to approximately $758,000 additional milestone payments subject to and upon the achievement of certain development, regulatory and commercial milestones and as detailed in the agreement.

Gilead may terminate the Gilead Collaboration Agreement for convenience by giving a certain prior written notice to the Company at any time after the effective date of the agreement.

The Company concluded that Gilead is a customer and therefore revenue recognition should be accounted for in accordance with ASC 606, because the Company granted to Gilead license to its intellectual property and will provide research and development services, all of which are outputs of the Company’s ongoing activities, in exchange for consideration.

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

During the year ended December 31, 2025, the Company recognized $7,764 of Phase 1 services revenues, and during the year ended December 31, 2024, the Company recognized $22,864 of license, IND services and Phase 1 services revenues.

Of the $43,677 deferred revenue recorded as of December 31, 2024, the Company recognized $7,764 as revenue during the year ended December 31, 2025.

As of December 31, 2025, the Company included deferred revenues of $10,970 in current liabilities and $24,943 in non-current liabilities.

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue was $35,913. As of December 31, 2025, the Company expects to recognize 31% of its remaining performance obligations as revenue over the next 12 months, and the remainder through 2029.

For additional information regarding revenues, please refer to Note 11 below.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Cost of revenues:

Cost of revenues consists of certain royalties and milestones paid or accrued in addition to research and development services allocated in relation to Gilead license agreement.

l.	Research and development expenses, net:

Research and development costs are charged to the statement of comprehensive profit (loss) as incurred and are presented net of the amount of any grants the Company receives for research and development in the period in which the grant was received.

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

Amortization of participation in R&D expenses for the years ended December 31, 2025, 2024 and 2023 were $0, $0 and $325, respectively.

m.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and is in large part covered by regular deposits with recognized pension funds and purchases of insurance policies. The value of these deposits and policies is recorded as an asset on the Company’s balance sheet. Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees under this section, the Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional payments are required to be made by the Company to the employee to cover severance obligation.

Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $557, $481 and $432, respectively.

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

The Company recognizes compensation expenses for the value of its awards with only service-based vesting conditions granted based on the straight-line method over the requisite service period of each of the awards.

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

The Company used the following assumptions for options granted to employees, directors and non-employees:

	Year ended December 31,
	2025	2024	2023
Employee options

Volatility	86.54%-90.99%	90.45%-95.88%	75.93%-80.95%
Risk-free interest rate	3.60%-4.37%	3.47%-4.54%	3.37%-4.81%
Dividend yield	0%	0%	0%
Expected life (years)	4.14-5.09	4.02-4.97	4.02-5.06

o.	Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, short-term bank deposits, restricted long-term bank deposit and investment in marketable securities.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash, cash equivalents, short-term bank deposits and restricted long-term bank deposit are invested in major banks in Israel and in the United States. Generally, these deposits may be redeemed upon demand and bear minimal risk. The Company’s marketable securities consist of investments, which are highly rated by credit agencies, in government debentures.

p.	Basic and diluted profit (loss) per share:

Basic profit (loss) per share is calculated by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during each year. Diluted net profit (loss) per share is calculated by dividing net profit (loss) for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period in accordance with ASC 260, “Earnings per Share”.

For the year ended December 31, 2025, 389,742 outstanding options and RSUs have been included in the calculation of the diluted net profit per share. All outstanding options, RSUs and warrants for the years ended December 31, 2024 and 2023 have been excluded from the calculation of the diluted net profit (loss) per share, because all such securities are anti-dilutive for all periods presented. As of December 31, 2025, 2024 and 2023 the average number of shares related to outstanding options, RSUs and warrants excluded from the calculations of diluted net profit (loss) per share were 8,970,492, 8,496,655 and 7,921,020, respectively.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2025, and 2024, a full valuation allowance was provided by the Company.

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

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently adopted accounting pronouncement:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025, which resulted in updated income tax disclosures. See Note 10f in the accompanying notes to the consolidated financial statements for further detail.

t.	Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The ASU requires, among other items, additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the consolidated Statements of Operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in Interim Reporting (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statements disclosures.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of December 31, 2025 and 2024:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2025:
Available-for-sale – matures within one year:
U.S. Treasury	$9,276	$8	$-	$9,284

As of December 31, 2024:
Available-for-sale – matures within one year:
U.S. Treasury	$23,618	$11	$-	$23,629

As of December 31, 2025, and 2024, the Company had no unrealized losses related to marketable securities and determined the unrealized losses are not due to credit related losses. Therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of December 31, 2025, and 2024, all of the Company’s available-for-sale marketable securities were due within one year.

The Company had no sales of marketable securities during the years ended December 31, 2025, and 2024, and accordingly no realized gains or losses were recorded. Proceeds from maturities of available-for-sale marketable securities during the year ended December 31, 2025, and 2024 were $50,306 and $53,230, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the years ended December 31, 2025, and 2024. The carrying amounts of cash and cash equivalents marketable securities, trade receivables, short-term bank deposits, restricted long-term bank deposits, other accounts receivable and prepaid expenses, trade payables and employees and related accruals approximate their fair value due to the short-term maturity of such instruments.

The following table sets forth the Company’s assets that were measured at fair values as of December 31, 2025, and 2024, by level within the fair value hierarchy:

		Fair value measurements as of
Description	Fair Value Hierarchy	December 31, 2025	December 31, 2024

Assets:
Cash equivalents:
Money market funds	Level 1	$4,043	$13,919
U.S. Treasury	Level 2	$35,290	$-
Marketable securities:
U.S. Treasury	Level 2	$9,284	$23,629

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Prepaid expenses	$2,088	$2,473
Government authorities	150	127
Other	144	142

	$2,382	$2,742

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES

The Company leases all its real estate, storage area and cars under various operating lease agreements that expire on various dates.

The Company’s operating leases have original lease periods expiring between 2021 and 2028. The offices in Israel lease include two options to renew, one of which was exercised in 2020, and the second has also been exercised and will take effect in 2026.

Lease payments included in the measurement of the lease liability comprise the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised.

Under ASC 842, all leases, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease payments is recorded as a long-term asset titled Operating lease right of use asset. The corresponding lease liabilities are split between current maturity of operating lease liability within current liabilities and long-term operating lease liability within long-term liabilities. The Company’s leases do not provide an implicit rate and therefore the Company uses its incremental borrowing rate based on information available on the commencement date to determine the present value of lease payments.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended	Year ended
	December 31, 2025	December 31, 2024

Weighted average remaining lease term	5.07	6.05
Weighted average discount (annual) rate	7.91%	7.96%

Operating lease expenses were approximately $785, $775 and $800 in the years ended December 31, 2025, 2024 and 2023, respectively.

Variable payments as CPI, included in the lease expenses, were approximately $102, $79 and $61 in the years ended December 31, 2025, 2024 and 2023, respectively.

Cash paid for amounts included in the measurement of lease liabilities was approximately $785, $761 and $852 in the years ended December 31, 2025, 2024 and 2023, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

December 31, 2025

2026	$721
2027	714
2028	680
2029	646
2030	646
2031 and on	131

Total operating lease payments	3,538
Less: imputed interest	578

Present value of lease liabilities	2,960

Lease liabilities, current	521
Lease liabilities, non- current	2,439

Present value of lease liabilities	$2,960

The above annual minimum future rental commitments include both of the period covered by both exercised options with respect to the leased facility of Compugen Ltd. through March 2026 and through March 2031, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Computers, software and related equipment	$833	$719
Laboratory equipment and office furniture	3,748	3,567
Leasehold improvements	2,319	2,314

	6,900	6,600
Accumulated depreciation:

Computers, software and related equipment	685	622
Laboratory equipment and office furniture	3,245	3,059
Leasehold improvements	2,289	2,067

	6,219	5,748

Depreciated cost	$681	$852

During 2025 and 2024, a total cost of $0 and $92, respectively and total accumulated depreciation of $0 and $92, respectively were disposed of from the consolidated balance sheets.

During 2025 and 2024 the Company sold equipment with cost of $4 and $3, respectively and accumulated depreciation of $4 and $2, respectively. Gains from the sale during 2025 were $1.

For the years ended December 31, 2025, 2024 and 2023, depreciation expenses were approximately $475, $486 and $476, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $402 related to its offices and leased cars in Israel.

b.
Under the Office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (the “IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research programs. If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research programs, and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months term SOFR interest). For the years ended December 31, 2025, 2024 and 2023, the Company had an aggregate of paid or accrued royalties costs (income) to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive profit (loss) in the amount of $1,950, $(554) and $1,004, respectively.

As of December 31, 2025, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $8,281.

Following IIA approval that sales related to IL-18BP are excluded from royalties payment to the IIA, the Company decreased previous year royalties accrual related to revenues under the Gilead Agreement in the amount of $704 and reduced the cost of revenues for the year ended December 31, 2024, by this amount.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as “Contingent Fees”). For the years ended December 31, 2025, 2024 and 2023, the Company incurred such Contingent Fees in the amounts of $0, $0 and $1,000.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any amount in the research and development expenses in connection with such milestone payment.

e.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the years ended December 31, 2025, 2024 and 2023, the Company incurred in the research and development expenses such milestone payment in the amounts of $750, $225 and $500.

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

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of the Company’s ordinary shares, if any, are made pursuant to the base prospectus included in the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement pertaining to the ATM that the Company filed on April 14, 2023. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. From the date the Company started selling ordinary shares in 2023 through its ATM and through December 31, 2025, 7,767,626 ordinary shares were issued and sold through the ATM, with proceeds to the Company of approximately $14,152 (net of $943 issuance expenses).

c.	Share option plan:

Under the Company’s 2010 Share Option Plan, as amended (the “Plan”), options and RSUs may be granted to employees, directors and non-employees of the Company and Compugen USA, Inc.

Under the 2010 Share Option Plan the Company reserved for issuance up to an aggregate of 14,395,152 options and RSUs. The Company’s board of directors last amended the Plan in August 2025, to increase the number of shares available under the 2010 Plan. As of December 31, 2025, an aggregate of 718,981 options and RSUs under the 2010 Share Option Plan of the Company were still available for future grants.

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

Transactions related to the grant of options to employees, directors and non-employees under the above Plan during the year ended December 31, 2025, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,655,721	4.31	6.05	802
Options granted	853,840	1.67
Options exercised	(70,383)	1.05
Options forfeited	(419,652)	4.29
Options expired	(390,783)	5.03

Options outstanding at end of year	8,628,743	4.05	5.52	796

Exercisable at end of year	6,366,415	4.90	4.43	453

Weighted average fair value of options granted to employees, directors and non-employees during the years 2025, 2024 and 2023 was $0.99, $1.20 and $0.70 per share, respectively.

Aggregate intrinsic value of exercised options by employees, directors and non-employees during the years 2025, 2024 and 2023 was $45, $9 and $0, respectively. The aggregate intrinsic value of the exercised options represents the total intrinsic value (the difference between the sale price of the Company’s share at the date of exercise, and the exercise price) multiplied by the number of options exercised.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of calendar 2025 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount is impacted by the changes in the fair market value of the Company’s shares.

As of December 31, 2025, the total unrecognized estimated compensation cost related to non-vested share options and RSUs granted prior to that date was $2,856 which is expected to be recognized over a weighted average period of approximately 2.92 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	RSUs

A summary of RSUs activity for the year ended December 31, 2025, is as follows:

	Number of RSUs	Weighted average grant date per value
		$

Unvested RSUs at beginning of year	317,350	1.70
RSUs granted	376,480	1.50
RSUs vested	(79,486)	1.70
RSUs forfeited	(44,418)	1.60
RSUs net settled	(2,526)	1.69

Unvested RSUs at end of year	567,400	1.57

The total fair value of RSUs vested during the years 2025, 2024 and 2023 was $118, $0 and $0, respectively.

e.	The share-based compensation expenses related to options and RSUs are included as follows in the expense categories:

	Year ended December 31,
	2025	2024	2023

Research and development expenses	$829	$1,460	$1,933
Marketing and business development expenses	99	115	(41)
General and administrative expenses	953	1,448	1,658

	$1,881	$3,023	$3,550

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME, NET

a.	Israeli taxation:

1.	Tax rates applicable to the income of the Company.

Taxable income of the Company is subject to a corporate tax rate of 23% in 2025, 2024 and 2023.

2.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2025, there was no taxable income attributable to the Beneficiary Enterprise.

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

Preferred Technological Enterprise (“PTE”) - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion in a tax year. A PTE, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). As of December 31, 2025, the Company met the PTE requirements and updated its deferred taxes assets and liabilities.

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

During 2025 we received a grant from the IIA for specific “Maagad” in the amount of approximately 58% of a total budget of approximately $130. Such grant is not subject to IIA royalties.

5.	Net operating losses carryforward and capital loss:

As of December 31, 2025, Compugen Ltd.’s net operating losses carryforward for tax purposes in Israel amounted to approximately $381,400. These net operating losses may be carried forward indefinitely and may be offset against future taxable income.

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

As of December 31, 2025, Compugen USA, Inc. has net operating loss carryforward for federal income tax purposes of approximately $1,500. Approximately $300 of these losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2027 to 2032 and the remainder is not subject to expiration. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiary. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiary and therefore those earnings are continually redeployed in those jurisdictions.

c.	Loss (income) before taxes is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic (Israel)	$(35,150)	$10,129	$10,164
Foreign	(247)	(420)	(380)

	$(35,397)	$9,709	$9,784

d.
Taxes on income for the years ended December 31, 2025 and 2024, represent withholding taxes on the upfront payment and the IND milestone pursuant to the Gilead license agreement, write-off of tax assets and state income taxes in the United States.

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

	December 31,
	2025	2024

Deferred tax asset:
Operating loss carryforward	$46,083	$95,485
Research and development	8,170	11,779
Accrued social benefits and other	1,365	2,535
Lease liabilities	355	670
Property and equipment	-	-

Deferred tax asset before valuation allowance	55,973	110,469
Valuation allowance	(55,670)	(109,814)

Deferred tax asset after valuation allowance	303	655

Deferred tax liabilities:
Right of use assets	(303)	(655)

Deferred tax liabilities	(303)	(655)

Net deferred tax assets	$-	$-

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

The main reconciling items between the statutory tax rate of the Company and the effective tax rate for the years ended December 31, 2024 and 2023 are the non-recognition of tax benefits from accumulated net operating loss carryforward among the Company and Compugen USA, Inc. due to the uncertainty of the realization of such tax benefits and withholding taxes on the upfront payment and the IND milestone pursuant to the Gilead license agreement.

	Year Ended December 31, 2025
	Amount	Percent

Income (loss) before income taxes	$35,397	100%

Israel statutory tax rate	$8,141	23%
Effect of benefitted income preferred technological enterprise in Israel	(3,867)	(10.93)%
Changes in valuation allowance	(4,402)	(12.43)%
Non taxable or non deductible items	234	0.66%
Other	7	0.02%
Foreign tax effects - United States:
Statutory tax rate difference between the United States and Israel	(5)	(0.01)%
State tax change in rate	86	0.24%
Changes in valuation allowance	(155)	(0.44)%
Other	15	0.04%

Effective tax rate	$54	0.15%

Year ended
December 31, 2025
Tax paid during the year for Taxes of income
Domestic (Israel)	$54
Foreign (United States)	1
$55

g.	Tax assessments:

The Company has tax assessments through 2020 that are deemed to be final.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one operating segment.

The Company’s CODM is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis.

The CODM uses consolidated net profit (loss) to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of budget between research and development, sales and marketing, and general and administrative expenses. Segment assets that are reviewed by the CODM are reported within the consolidated balance sheet as consolidated total assets.

The following table presents selected financial information with respect to the Company’s single operating segment and includes information about segment revenues and significant segment expenses, for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Total Revenues	$72,764	$27,864	$33,459
Less:
R&D expenses
Preclinical	13,459	15,374	20,948
Clinical	13,554	15,267	10,627
G&A and BD	9,606	9,485	9,320
Financial income, net	(4,070)	(5,182)	(3,215)
Taxes on income	54	4,522	8,970
Other segment expenses*	4,818	2,629	5,563

Net profit (loss)	$35,343	$(14,231)	$(18,754)

*Other segment expense during the years ended December 31, 2025, 2024 and 2023 includes IIA royalty costs, property and equipment depreciation, participation in R&D expenses, share-based compensation and other adjustments.

Operations listed above include research and development, clinical operations, general and administrative, marketing and business development. Total revenues are attributed to geographic areas based on the location of the end customer.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

The following represents the total revenue for the years ended December 31, 2025, 2024 and 2023 and long-lived assets as of December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	2023
Revenue from sales to customers:

United Kingdom	$65,000	$5,000	$10,000
United States	7,764	22,864	23,459

Total revenue	$72,764	$27,864	$33,459

	December 31,
	2025	2024
Long-lived assets:

Israel	$3,201	$3,677
United States	1	18

Total long-lived assets	$3,202	$3,695

	Year ended December 31,
	2025	2024	2023
Sales to a single customer exceeding 10%:

Customer A	89%	18%	30%
Customer B	11%	82%	70%

NOTE 12:-	FINANCIAL AND OTHER INCOME, NET

	Year ended December 31,
	2025	2024	2023

Interest income	$3,905	$3,489	$2,960
Amortization of discount on marketable securities, net	503	1,747	281
Bank fees and other finance expenses	(28)	(34)	(31)
Foreign currency transaction adjustments	(310)	(20)	5
Gain (loss) from sales and disposals of fixed assets	1	-	(7)

Financial and other income, net	$4,071	$5,182	$3,208

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	RELATED PARTY BALANCES AND TRANSACTIONS
	December 31,
	2025	2024

Trade payables and accrued expenses	$90	$58

	Year ended December 31,
	2025	2024	2023
Amounts charged to:

Research and development expenses	$139	$141	$147

For the years ended December 31, 2025, 2024, and 2023 the Company received research and development services related to cancer studies in animal models, and breeding and maintenance of animals (mice) from “Ramot at Tel- Aviv University Ltd.” to support such studies from such related party. The transaction was at arm’s length.

NOTE 14:-	PROFIT (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted profit (loss) per share:

	Year ended December 31,
	2025	2024	2023
Numerator:

Net profit (loss) for basic and diluted loss per share	$35,343	$(14,231)	$(18,754)

Denominator:

Weighted average number of ordinary shares used in computing basic net profit (loss) per share	93,425,341	89,528,031	87,633,298
Weighted average number of ordinary shares used in computing diluted net profit (loss) per share	93,815,083	89,528,031	87,633,298

Basic profit (loss) per ordinary share	$0.38	$(0.16)	$(0.21)
Diluted profit (loss) per ordinary share	$0.38	$(0.16)	$(0.21)

- - - - - - - - - - -